Form 20-F
period 2019-12-31
CNFinance Holdings Ltd.
filed 2020-04-27
CIK 1733868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

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

1,371,643,240 ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

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

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 20 of our ordinary shares;

●	“aggregate delinquency rate” as of a particular date is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014;

●	“aggregate NPL rate” as of a particular date is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014;

●	“allowance ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“contractual interest rate” refers to the interest rate prescribed under loan agreements;

●	“delinquency ratio” of a particular date refers to total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as a percentage of the outstanding loan principal as of the date;

●	“effective interest rate” refers to the annualized internal rate of return based on initial outlay of loan principal, initial inflow of financing service fees (if applicable) and expected monthly inflow of repayments;

●	“effective sales partners” refers to the sales partners who has introduced at least one borrower to us and was approved by our trust company partners for loan facilitation;

●	“leverage ratio” refers to the ratio of total assets to total shareholders’ equity;

●	“charge-off ratio” refers to the ratio of charge-offs during a period over the average beginning and ending balances of outstanding loan principal of the same period;

●	“loan-to-value ratio”, or “LTV ratio” refers to the ratio of loan amount to the value of asset collateral; the loan amount is calculated as the amount of all outstanding loans to be secured by the collateral;

●	“NPL” refers to a loan being delinquent for over 90 days;

●	“NPL provision coverage ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date;

●	“NPL ratio” as of a particular date represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date;

●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

●	“Pearl River Delta region” refers to Dongguan, Zhongshan, Foshan, Guangzhou, Huizhou, Jiangmen, Shenzhen, Zhuhai and Zhaoqing;

●	“quick disposal plans” refers to the mechanisms that we utilize to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“senior units” refers to the senior units and intermediate units, if applicable, in a trust plan;

●	“structural leverage ratio” refers to the ratio of the total amount of senior units and subordinated units; intermediate units are included as senior units for the purpose of calculation;

●	“Tier 1 cities” refers to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” refers to Dongguan, Foshan, Nanjing, Nanchang, Nantong, Xiamen, Hefei, Dalian, Tianjin, Changzhou, Xuzhou, Huizhou, Chengdu, Yangzhou, Wuxi, Kunming, Hangzhou, Wuhan, Jinan, Zhuhai, Shijiazhuang, Fuzhou, Suzhou, Xi’an, Zhengzhou, Chongqing, Changsha, Qingdao, Shaoxing, Ningbo, Wuxi, Ha’erbin, Changchun, Nanning, Wenzhou, Quanzhou, Guiyang, Taiyuan, Jinhua, Yantai, Jiaxing, Urumqi, Taizhou, Haikou, Jiaxing and Zhongshan;

●	“total operating income” refers to the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest revenue;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company,” “our,” and “CNFinance” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries; and

●	“Yangtze River Delta region” refers to Shanghai, Nanjing, Nantong, Hefei, Yixing, Changzhou, Yangzhou, Wuxi, Hangzhou, Jiangyin, Taizhou, Shaoxing, Suzhou, Jiaxing and Zhenjiang.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9762 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019. On April 17, 2020, the noon buying rate for Renminbi was RMB7.0711 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and growth strategies;

●	our future business development, results of operations and financial condition;

●	relevant government policies and regulations relating to our business and industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry;

●	general economic and business condition in China; and

●	assumptions underlying or related to any of the foregoing.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of comprehensive income data for the year ended December 31, 2016 and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2015, as such information cannot be provided on a stand-alone and U.S. GAAP basis without unreasonable effort or expense.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Comprehensive Income Data:
Interest and fees income
Interest and financing service fee on loans	1,242,128,524	3,406,110,592	4,278,820,368	2,953,480,997	423,365,299
Interest on deposits with banks	1,417,305	4,337,177	13,844,598	16,680,498	2,391,058
Total interest and fees income	1,243,545,829	3,410,447,769	4,292,664,966	2,970,161,495	425,756,357
Interest expense
Interest expense on interest-bearing borrowings	(442,661,324)	(1,401,191,685)	(1,942,449,117)	(1,309,835,699)	(187,757,762)
Interest expense paid to related parties	–	(8,714,000)	(610,405)	–	–
Total interest expense	(442,661,324)	(1,409,905,685)	(1,943,059,522)	(1,309,835,699)	(187,757,762)
Net interest and fees income	800,884,505	2,000,542,084	2,349,605,444	1,660,325,796	237,998,595
Collaboration cost for sales partners	–	–	–	(174,042,054)	(24,947,974)
Net interest and fees income after collaboration cost	800,884,505	2,000,542,084	2,349,605,444	1,486,283,742	213,050,621
Provision for credit losses (net of increase in loss recoverable of nil, nil, nil and RMB100,304,255 for years ended 2016, 2017, 2018 and 2019, respectively)	(111,362,044)	(306,752,951)	(433,753,901)	(362,735,159)	(51,996,095)
Net interest and fees income after provision for credit losses	689,522,461	1,693,789,133	1,915,851,543	1,123,548,583	161,054,526
Realized gains/(losses) on sales of investments, net	66,878,501	(11,527,798)	3,185,026	46,126,258	6,611,946
Other-than-temporary losses on available-for-sale investments	(36,692,695)	–	–	–	–
Other gains/(losses), net	36,261,933	23,979,610	(14,582,940)	82,334,488	11,802,197
Total non-interest revenue	66,447,739	12,451,812	(11,397,914)	128,460,746	18,414,143
Operating expenses
Employee compensation and benefits	(299,225,819)	(545,956,248)	(443,071,028)	(228,135,061)	(32,701,909)
Share-based compensation expenses	–	(182,689,766)	(39,715,168)	(15,886,067)	(2,277,181)
Taxes and surcharges	(48,207,495)	(38,835,933)	(81,198,115)	(67,689,864)	(9,702,971)

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
Operating lease cost	(24,404,690)	(47,896,817)	(58,317,758)	(36,607,623)	(5,247,502)
Impairment of goodwill	(20,279,026)	–	–	–	–
Offering expenses	–	–	(10,858,717)	–	–
Other expenses	(75,807,908)	(82,194,556)	(113,555,657)	(182,678,536)	(26,185,966)
Total operating expenses	(467,924,938)	(897,573,320)	(746,716,443)	(530,997,151)	(76,115,529)
Income before income tax	288,045,262	808,667,625	1,157,737,186	721,012,178	103,353,140
Income tax expense	(52,603,423)	(275,994,868)	(296,828,475)	(186,368,236)	(26,714,864)
Net income	235,441,839	532,672,757	860,908,711	534,643,942	76,638,276
Earnings per share
Basic	0.19	0.43	0.69	0.39	0.06
Diluted	0.19	0.40	0.62	0.36	0.05
Other comprehensive (losses)/ income
Net unrealized (losses)/gains on available-for-sale investments	(194,680,052)	(2,601,355)	1,585,705	(1,518,079)	(217,608)
Foreign currency translation adjustment	(778,538)	(198,794)	(1,682,779)	3,965,185	568,388
Comprehensive income	39,983,249	529,872,608	860,811,637	537,091,048	76,989,056

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents (1)	233,138,588	1,190,360,385	3,161,657,934	1,705,356,424	244,453,488
Loans principal, interest and financing service fee receivables (net of allowance)	7,261,467,762	16,261,167,957	14,998,285,866	10,258,018,857	1,470,430,730
Other assets (2)	311,751,130	764,337,148	1,194,773,365	1,062,873,686	152,357,112
Total assets	7,806,357,480	18,215,865,490	19,354,717,165	13,026,248,967	1,867,241,330
Interest-bearing borrowings (3)	6,293,027,316	15,707,936,178	15,324,776,039	7,522,916,530	1,078,368,815
Other liabilities (4)	394,643,746	676,680,520	984,385,746	1,904,799,942	273,042,622
Total liabilities	6,687,671,062	16,384,616,698	16,309,161,785	9,427,716,472	1,351,411,437
Total shareholders’ equity	1,118,686,418	1,831,248,792	3,045,555,380	3,598,532,495	515,829,893

Notes:

(1)	Includes RMB69,420,589, RMB911,581,943, RMB2,457,242,507 and RMB1,073,209,525 from structured funds as of December 31, 2016, 2017, 2018 and 2019, respectively, which could only be used to grant new loans and activities.

(2)	Represents the sum of (i) available-for-sale investments, (ii) property and equipment, (iii) intangible assets and goodwill, (iv) deferred tax assets, (v) deposits (vi) right-of-use assets and (vii) other assets as presented in our consolidated balance sheet.

(3)	Represents the sum of (i) borrowings under agreements to repurchase and (ii) other borrowings.

(4)	Represents the sum of (i) accrued employee benefits, (ii) amount due to related parties, (iii) income tax payable, (iv) deferred tax liabilities, (v) lease liabilities, (vi) credit risk mitigation position and (vii) other liabilities as presented in our consolidated balance sheet.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Risks Related to Our Business

We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.

We commenced our loan service business in 2006 and adopted our previous business model in 2014, and introduced our new collaboration model in December 2018. We have a limited operating history in the home equity loan market, especially in some aspects of our business operations, such as loan facilitation service and collateral management service, credit analysis and the development of cooperative relationships with funding partners and other business partners. Our ability to continuously attract borrowers and funding sources is critical to our business. We may from time to time introduce new loan services and products, make adjustments to our existing loan facilitation services and products and our risk management system, or make adjustments to our business operations in general.

The regulatory framework and market condition for China’s home equity loan market is evolving and may remain uncertain for the foreseeable future. If our business practices or the business practices of our trust company partners are challenged under any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected. From time to time we may refine existing commercial arrangements in our business operations to comply with changing regulatory focuses. For example, FOTIC, one of our primary trust company partners, amended its loan agreements in 2017 with certain borrowers to add an option for FOTIC to demand payment of outstanding loan principal and interests before the maturity of the underlying trust funding. Starting in March 2018, we have been working with FOTIC to implement certain changes to our top-up arrangements (the “2018 FOTIC Funding Arrangements”) and performance-based service fee structure (the “2018 FOTIC Service Fee Structure”). For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Credit Strengthening Services.” We have also been exploring new business model to broaden our prospective borrower bases. Since December 2018, we have sought to collaborate with limited partnerships and certain well-established corporations, where limited partners in such limited partnerships and the established corporations work as our sales partners to introduce prospective borrowers to us. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” Unfavorable reception of the new business arrangements and new collaboration model by potential borrowers could have a material adverse impact on our business, results of operations, financial condition and cash flows. We may face the risk of increased borrower complaints, potential supervision, examinations or enforcement actions by regulatory agencies and/or penalties for violation of financial regulations and other applicable laws and regulations. We may not be able to successfully address the risks and difficulties associated with the new business arrangement and new collaboration model, which could materially harm our business and operating results. The modifications to our business arrangements and business model may also increase the complexity of our business and may present new and significant challenges, as well as strains on our management, personnel, operations, systems, technical performance and financial resources. As a result, past performance of our practice does not necessarily indicate our future prospects and performance. Such past performance may or may not be sustained in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history in this particular market. These risks and challenges include, among other things, our ability to:

●	offer customized and competitive loan services and products;

●	increase the utilization of our loan services by existing borrowers as well as new borrowers;

●	maintain low aggregate delinquency rate of loans originated by us;

●	achieve an effective and efficient collection and foreclosure process to assist our trust company partners to recover delinquent loans in the event of loan default;

●	develop sufficient, diversified, cost-efficient and reputable funding sources;

●	broaden our prospective borrower base;

●	navigate through a complex and evolving regulatory environment;

●	improve our operational efficiency;

●	promote standardized and disciplined operational procedures in local offices;

●	attract, retain and motivate talented employees to support our business growth;

●	maintain and enhance relationships with our business partners;

●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

●	navigate economic condition and fluctuation; and

●	defend ourselves against legal and regulatory actions.

Our historical credit enhancement arrangements to our trust company partners might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

Under our historical credit enhancement arrangements with our trust company partners, we are required to make payments for loan principal and interests that are in default. Under the 2018 FOTIC Funding Arrangements and similar arrangements with other trust company partners, our historical credit enhancement arrangements with FOTIC trust plans will be limited to existing loans and loans to be issued under existing trust products. There is a small amount of our funding that remains subject to the historical credit enhancement arrangements. We plan to implement our new funding arrangements as such funding approaches maturity.

China Banking Regulatory Commission (“CBRC”), National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Finance, Ministry of Commerce, the People’s Bank of China (“PBOC”), and the State Administration for Industry and Commerce jointly released Tentative Measures for the Administration of Financing Guarantee Companies on March 8, 2010 (“Tentative Measures”); the State Council released Regulation on the Supervision and Administration of Financing Guarantee Companies on August 2, 2017, effective on October 1, 2017 (“Regulation on Financing Guarantee Companies”); and China Banking and Insurance Regulatory Commission (“CBIRC”), PBOC and other seven central governmental departments of the PRC State Council jointly released Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies on October 9, 2019 (“Supplementary Provisions”), each of which stipulates that no entity or individual may conduct the financing guarantee business without the approval of the relevant regulatory authorities, and that any institution, which provides services such as customer recommendation and credit evaluation for different kinds of lending institutions, shall not provide any financing guarantee services directly or in a disguised way, without approval. We do not charge any fees directly with respect to credit enhancement service and we do not hold qualifications for providing financing guarantee as a loan service provider. It is unclear whether our historical credit enhancement arrangements would be deemed as providing financing guarantee under PRC laws and regulations. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our historical credit enhancement arrangements. If we are deemed to be providing a financing guarantee without required licenses, we may be subject to penalties such as correction order, fines of up to RMB1 million and suspension of or even bans from business, which could materially and adversely affect our business.

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

According to Opinions of the General Office of the CBRC on Further Strengthening the Work of Supervising the Risks of Trust Companies, all local CBRC offices shall strengthen the analysis of the sources, durations and structure of the use of trust products’ funds, especially where the funds are open trust products issued in installments and are mismatched with the maturity date of its uses. All local CBRC offices shall (i) strengthen the screening and disposal of non-standard capital pool trusts, (ii) urge trust companies to dispose of existing, non-standard capital pools, (iii) prohibit the establishment of new non-standard capital pools, and (iv) submit monthly reports on the implementation of screening plans of non-standard capital pools, until standards are met. Capital pool is not a legal term defined under the PRC laws and regulations. Both standard capital pool and non-standard capital pool are strictly regulated. The major differences between standard capital pool and non-standard capital pool are qualification of investors and investees. Non-standard capital pool generally refers to the capital pool which mainly invests in non-standardized assets. Non-standardized assets include non-standardized debt assets and non-standardized equity assets, and only non-standardized debt assets are relevant to our business. Non-standardized debt assets generally refer to the debt assets with information disclosed only among trading parities and without public pricing. Only qualified investors are allowed to invest in non-standardized debt assets. Our trust company partners acquire funding primarily through trust products set up under various trust plans with a term of one to three years, while the loans we facilitate have tenors ranging from one to three years. For details of matching of our funding sources and loan products we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Matching of Terms of Funding Sources and Loans.” Our trust company partners allocate committed funds from the trust plan accounts among approved borrowers, which could be viewed as creating a mismatch between an investor’s expected timing of exit and the maturity date of the loan. For details, please refer to “—Risks Related to Our Business—Loan products we facilitate may potentially be deemed as having a duration mismatch with underlying funding sources. We and our trust company partners may need to take additional measures to reduce any risks associated with the mismatch, which could materially and adversely affect our business and results of operations.” We do not have specific knowledge on whether our trust company partners are compliant with the foregoing regulation and relevant applicant laws and regulations when they are handling the payment by the borrowers and the payment to unit holders in trust plans. If our trust lending model is deemed as creating a duration mismatch, we may be required to make adjustments to our business practice and our source of funding, results of operations and financial condition may be materially and adversely impacted.

As part of continuous effort to comply with evolving laws and regulations, FOTIC, one of our primary trust company partners, amended the terms of their loan agreements with borrowers starting from November 2017 (the “2017 FOTIC Loan Agreement”). Since 2018, FOTIC and our other trust partners have also modified its collaboration with us, which ensures that there is no duration mismatch for new loans entered into under the new model. With respect to existing loan products issued with potential duration mismatch, we have been working with FOTIC to take the following measures to improve the duration mismatch: (a) assign FOTIC’s rights under each loan agreement to institutional investors with repurchase agreements with three to four years term, so they match the terms of the outstanding loans to the extent possible; (b) buy back such loans using FOTIC’s own funding; and (c) transfer of the long-term loans to subordinated units. With respect to loan products issued under the 2017 FOTIC Loan Agreement or the current revised model, the durations of such loan products have been adjusted to match the duration of the respective trust plans.

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

We fund most of the loans we originate through our trust company partners. Loans funded by our trust company partners are disbursed to borrowers directly through trust plans. Approximately 95.4%, 99.5% and 100.0% of our home equity loan origination volume was funded under trust lending model in 2017, 2018 and 2019 respectively.

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

In May 2018, FOTIC established Jinghua Structured Fund 27. In May 2018, Fanhua Inc. and its subsidiaries subscribed to all of the senior units of Jinghua Structured Fund 27, which amounted to approximately RMB138.0 million. We subscribed to all of the subordinated units of Jinghua Structured Fund 27, which amounted to approximately RMB15.4 million. In July 2018, Fanhua Inc. and its subsidiaries transferred all their senior units and intermediate units to a third party of the Group. As a result, amounts due to related parties in connection with Jinghua Structured Fund 27 is nil as of December 31, 2019. For details, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

Our business could be adversely affected by natural disasters or outbreaks of epidemics. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China or any other market in which we operate and conduct business could severely disrupt our business operations by damaging our network infrastructure or information technology system or affecting the productivity of our workforce. The outbreak of any severe epidemic disease, such as avian flu, H1N1 flu, SARS or coronavirus, may disrupt our operations, which could negatively affect our financial condition and business prospects.

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

COVID-19, a novel strain of coronavirus, has spread worldwide. The COVID-19 outbreak is expected to impose interruptions on China’s macroeconomy and is expected to adversely impact our results of operations. The COVID-19 outbreak has caused, and may continue to cause, companies in China and around the world to implement adjustment of work schemes, impose additional quarantine measures or even temporary or permanent business closure. Results of operations for MSEs, whose owners are our primary customer group, may be materially and adversely impacted, which will in turn have a material adverse effect on our financial performance and results of operations. As a result of the COVID-19 outbreak, our normal work schedule and results of operations have been adversely impacted, and our revenues for this period is expected to experience a decrease. Specifically, our business involving on-site and offline activities may be materially and adversely impacted, including and not limited to inspection of real properties; visits to borrowers in both the risk assessment and the collection and foreclosure process; and developing of prospective borrowers.

The COVID-19 outbreak may also have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate. Many cities in China are also subject to temporary lockdown, travel restriction or other forms of quarantine. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact, among others.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our consolidated results for the first quarter and full year of 2020 were adversely affected. We expect our total revenue in the first quarter of 2020 to decrease year over year, and there may be similar decrease in the next three quarters of 2020. We may experience adverse impact in our financials and results of operations, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

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

Under our trust lending model, the trust products set up under long-term trust plans usually have a term of one to three years while the loans we facilitate have tenors typically ranging from one to three years. Once a trust product matures, the trustee is required to repay the expected investment return and principal to the senior unit holders. Under our credit strengthening services, we are required to make up for any shortfalls if the proceeds from loans are less than the principal amount invested by the senior unit holders and the agreed financing costs for the senior units which primarily consist of expected rate of investment return to the senior unit holders. Under these circumstances, our trust company partners will employ various measures to meet payment obligations under the maturing trust products while the loans funded thereunder remain outstanding, and may require us to contribute additional funding under our credit strengthening arrangements. For details of matching our funding sources and loan products we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Matching of Terms of Funding Sources and Loans.”

Under the 2017 FOTIC Loan Agreement, FOTIC has an option to demand repayment of outstanding loan principal and unpaid accrued interests before the maturity of the underlying trust funding, to match outstanding terms of the trust products that FOTIC set up for lending to the borrowers. Since 2018, FOTIC and our other trust partners have also modified its collaboration with us, which ensures that there is no duration mismatch for new loans entered into under the new model. Going forward, we and our trust partners will endeavor to ensure match of duration for the trust funding and underlying loans. Our trust company partners have also implemented pass-through repayment method in certain of the trust plans to help resolve the duration mismatch. As of the date of this annual report, we have not received any notice or been made aware of any issues or concerns raised by the regulatory authorities on our business arrangements. There is a small amount of loans facilitated under our historical collaboration which may result in a potential mismatch. We expect such loans to be repaid in 2020. As detailed implementation rules or regulations on the duration mismatch have yet to be promulgated, we cannot assure you that the regulatory authorities hold the opinion that our business arrangements are in compliance with the aforesaid regulation. Our business arrangements may be subject to challenges by regulatory authorities.

Furthermore, if the borrowers are unable to repay FOTIC loans in time due to the accelerated payment schedule caused by option exercise under the 2017 FOTIC Loan Agreement and because of the significant size of the accelerated lump sum payment, we may experience increase in our aggregate delinquency rate, which could in turn result in a material adverse effect on our business and results of operations. Our trust company partners may have to utilize alternative funding to alleviate this issue. We cannot guarantee you, however, that such funding will always be available on acceptable terms, if at all. We may be required to contribute additional funding under our credit strengthening services, which may have a material adverse effect on our business and results of operations.

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

The Guiding Opinion provides a grace period by the end of 2020. The Trust Institution Supervision Department of CBIRC issued the Notice on Strengthening the Regulation of Trust Supervision in the Transitional Period of Asset Management Business on August 17, 2018, providing that for the purpose of continuation of assets not yet due invested by the existing products, maintaining the necessary liquidity and market stability, trust companies can issue existing old products for docking, or issue new assets with investment due date no later than the end of 2020, but the overall size of old products shall be controlled within the overall scale of the existing products as of April 30, 2018. During the grace period, existing products not in compliance with the Guiding Opinion shall be gradually phased out. After the grace period, financial institutions shall not issue or renew any asset management products not in compliance with the Guiding Opinion.

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

Our management now uses aggregate delinquency rate and aggregate NPL rate to measure our loan performance. Aggregate delinquency rate is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014. Aggregate NPL rate is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014. Our delinquency ratio and NPL ratio for 2019 is 21.08% and 13.75%, respectively, while our aggregate delinquency rate and aggregate NPL rate for 2019 is 5.43% and 3.55%, respectively. The aggregate delinquency rate and aggregate NPL rate are not as commonly used as delinquency ratio or NPL ratio, or such other measures our competitors use to measure their loan performance.

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

The Guiding Opinion sets a limit on the contractual structural leverage ratio which is calculated as the total amount of senior units divided by subordinated units, and intermediate units shall be included as senior units for the purpose of this calculation. For a fixed-income product, the structural leverage ratio shall not exceed 3:1. The contractual structural leverage ratio of the trust plans or products set up by our trust company partners is determined pursuant to our collaboration agreements with them, which set the upper limit to such ratio at a range of 3:1 to 9:1. As of December 31, 2019, the actual structural leverage ratio of our trust plans was generally lower than 3:1. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Terms of the Trust Plans” and “—Funding Partners.”

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

Approximately 95.4%, 99.5% and 100.0% of our total home equity loan origination volume was funded under trust lending model in 2017, 2018 and 2019, respectively. Among the loans originated through our trust lending model, 87.3%, 84.1% and 71.4% were funded through FOTIC trust plans in 2017, 2018 and 2019, respectively. Although we have longstanding relationship with our trust company partners, there is no guarantee as to the continuation of the relationships between our trust company partners and us. We endeavor to diversify our funding source but there is no assurance that we will be successful. The loss of any of our trust company partners, in particular FOTIC, whether as a result of its decision to acquire services from our competitors, or otherwise, would have a material adverse effect on our financial condition, liquidity and results of operations.

Our new collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

Under the new collaboration model, sales partners who recommend borrowers with loan amounts below RMB5 million to us are categorized as small-scale sales partners and sales partners who recommend borrowers with loan amounts above RMB5 million to us are categorized as large-scale sales partners. Small-scale sales partners enter into strategic cooperation with us by joining limited partnerships as limited partners while large-scale sales partners enter into strategic cooperation directly with us. Small-scale sales partners contribute an amount equal to 20% of the loans issued to the borrowers introduced by them (such contribution, the “Credit Risk Mitigation Position”) to the limited partnerships, which is subsequently transferred to an account designated by us. Large-scale sales partners contribute a Credit Risk Mitigation Position equal to 10% to 25% of the loans issued to the borrowers introduced by them directly to the designated account. The sales partners will receive incentive fees upon a pre-agreed schedule and other conditions.

According to the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, promulgated by the Supreme People’s Court, whoever meets the following four conditions, may be deemed as “absorbing public savings illegally or in disguised form” as prescribed in Article 176 of the Criminal Law, except as otherwise provided for by the Criminal Law: (i) absorbing funds without approval of the relevant authority or under the disguise of lawful business operations; (ii) publicizing by means of media, recommendation fairs, leaflets or mobile phone text messages, or other means; (iii) promising to repay the principal and interests or make payments in forms such as currency, real objects or equities, within a certain time limit; and (iv) absorbing funds from the general public, namely unspecified people. It is unclear whether the Credit Risk Mitigation Position we received would be deemed as absorbing funds illegally under PRC laws and regulations. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our new collaboration model. If we are deemed to be absorbing public savings illegally or in disguised form, we may be subject to fines of up to RMB500,000 and criminal penalties, which could materially and adversely affect our business. We are in the process of refining the new collaboration model with the sales partnerships under which sales partners will be restricted to qualified persons only. In addition, we have not made any commitments of making repayments within a certain time limit. We also require the sales partners to use their own funds as the source of the Credit Risk Mitigation Position and prohibit collection of public funds from unspecified people. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if our new collaboration model with sales partners are deemed as absorbing public savings illegally or in disguised form.

According to the Administrative Measures on Assembled Funds Trust Schemes of Trust Companies, which was amended on February 2009, the trustor shall use legitimate funds of its own to subscribe to the trust units, and shall not participate in the trust scheme by illegally pooling funds from any other person. In addition, according to the Guiding Opinions on Regulating Asset Management Business of Financial Institutions, which were promulgated on April 2018, investors may not use loans or funds from third parties raised by issuing bonds to invest in asset management products. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our new collaboration model. If the fund we subscribe for the subordinated units of the trust plan is identified as originated from Credit Risk Mitigation Position, we may be subject to fines of up to RMB500,000 and criminal and administrative penalties, which could materially and adversely affect our business. Our PRC legal advisor, China Commercial Law Firm, advises us that the Credit Risk Mitigation Position from sales partners is for the purpose of reducing our own risk exposure, not for the purpose of illegally and publicly absorbing other people’s funds; in addition, the Credit Risk Mitigation Position does not belong to the loans or funds raised by issuing bonds as described in the abovementioned regulations. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if the funds we subscribe for the subordinated units of the trust plan is identified as originating from Credit Risk Mitigation Position.

In addition, under our new collaboration model, the Credit Risk Mitigation Position paid by the sales partners either through direct contribution or through contribution to limited partnerships may be seen as investment in trust plans which may be identified by PRC regulatory authorities as disguised loans granted by sales partners. According to the Regulation on Private Lending and Maintaining the Economic and Financial Order, which was promulgated on April 2018, no entity or individual may set up an agency that conducts or mainly conducts the granting of loans, or takes the granting of loans as the daily business activities, without the approval of the competent authority in accordance with the law.  If the Credit Risk Mitigation Position paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, they may be subject to fines of up to RMB500,000 and criminal and administrative penalties. Our PRC legal advisor, China Commercial Law Firm, advises us that under the new collaboration model, the main business of the sales partners we cooperate with are to introduce real estate mortgage loan projects to third parties, rather than providing loans. Our sales partners do not engage in issuance of loans and have not entered into any loan agreements with us. If the Credit Risk Mitigation Position paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, our business and results of operations will be materially and adversely affected.

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

To maintain and increase the amount of loans we originate, we must continue to engage our existing borrowers and attract new borrowers, either by ourselves or through sales partners under our new collaboration model, both of which may be affected by several factors, including interest rates of loans we originate, our brand recognition and reputation, our loan services and products offered, our operating efficiency and ability in engaging prospective borrowers, the effectiveness of our credit analysis system, our ability to secure sufficient and cost-efficient funding, service fees we charge to trust plans, our borrower experience and the PRC regulatory environment. In addition, we have also entered into agreements with our sales partners to utilize the offline network they operate to engage some of our prospective borrowers. If these sales partners could not effectively or efficiently introduce borrowers as anticipated, or if we are unable to expand the scale of our sales partners, we may not be able to acquire or engage new and existing borrowers efficiently. In addition, we may also impose more stringent control over borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our services, we may be unable to increase our loan origination volume and corresponding income, and our business and results of operations may be materially and adversely affected.

As a result of the recent COVID-19 outbreak, our normal work schedule and results of operations have been adversely impacted, which may negatively impact our ability to maintain or increase the amount of loans we facilitate. For example, we may not be able to conduct borrower site visits, and the processing time for each loan may be prolonged. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

Our concentration in loans secured by real properties may increase our credit losses in times of deterioration in local or national property markets, which would negatively affect our financial results.

The home equity loans we facilitate are secured by residential or commercial properties in our market areas. A significant decrease of property values will cause an increase in LTV ratio, resulting in borrowers having little or negative equity in their property, which may reduce new loan originations and provide incentive to borrowers to strategically default on their loans. Risk of loan defaults and foreclosures are unavoidable in the home equity loan industry. The recent COVID-19 outbreak may have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate and have a material adverse impact on our results of operations. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

We may be subject to such risks as we may be required to make payments under historical credit enhancement and top-up arrangements we provided to our trust company partners. Our historical credit enhancement arrangements with FOTIC has started to phase out since March 2018. However, our top-up arrangements to trust plans as a subordinated unit holder remain effective. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

If we are unable to achieve low aggregate delinquency rates for loans originated by us, our business and results of operations may be materially and adversely affected.

We may not be able to achieve low aggregate delinquency rates for loans originated by us, or such aggregate delinquency rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. The outstanding principal of home equity loans originated by us was RMB16,674 million, RMB15,781 million and RMB11,268 million (US$1,615 million) as of December 31, 2017 and 2018 and 2019. The aggregate delinquency rates for loans originated by us increased from 4.26% as of December 31, 2017 to 7.58% as of December 31, 2018 and decreased to 5.43% as of December 31, 2019. Our aggregate NPL rate increased from 1.00% to 1.05% and to 3.55% as of the same respective dates. The aggregate delinquency rate in 2019 is lower than that in 2018, mainly because we have accelerated the disposal of delinquent loans, resulted from larger amount of batch transfer to third parties. The aggregate NPL rate in 2019 is higher than that in 2018, mainly because of the increased NPL amount resulted from the combined effect of some borrowers’ deteriorated ability to service loans and longer average legal proceeding time in 2019. For the loans granted to borrowers introduced by our sales partners under the new collaboration model, the aggregate delinquency rate decreased to 3.57% from 5.74% for the loans facilitated under our traditional facilitation mode without involvement of sales partners and the aggregate NPL rate decreased to 0.42% from 4.08% under the old lending model for the loans facilitated under our traditional facilitation mode without involvement of sales partners, mainly due to the extra screening and credit risk sharing provided by our sales partners on the borrowers. For details, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Loan Performance Data and Trend Analysis.” If we were to continue to experience increase in aggregate delinquency rate or aggregate NPL rate, we may not have sufficient capital resources to pay defaulted principals and interests to our trust company partners according to our historical credit enhancement arrangements or top-up arrangements. Our service fee charged to trust plans could also be significantly reduced under the 2018 FOTIC Service Fee Structure if this were to occur. Accordingly, our results of operations, financial position and liquidity could be materially and adversely affected. Furthermore, our borrower base continues to expand with the growth of our business operations, which may include loan applicants with lower creditworthiness. We may not be able to achieve low aggregate delinquency rate for loans originated by us in the future, or return to the low aggregate delinquency rate or aggregate NPL rate we achieved in the past.

Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

As part of the collaboration we have with our trust company partners, we subscribe to subordinated units in trust plans through our subsidiaries and fund those units with (i) our own funds and (ii) funding from transferring our right to earnings in subordinated units to third parties. We transfer our right to earnings in subordinated units to third parties with a repurchase arrangement, which requires us to repurchase the right to earnings in subordinated units. For details of our repurchase agreements with third parties under the trust lending model, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Funding Sources.” In 2017, 2018 and 2019, we transferred our right of earnings in subordinated units to a certain private equity fund and to a certain third party. Our financing costs under such repurchase arrangement ranged from 7.0% to 12.7% per annum of the transfer prices in 2017, 2018 and 2019. We are required to consolidate all of the results under trust plans on our consolidated financial statements, including those of the senior units. This consolidation is necessary as our trust lending model creates exposure to variability of returns from the activities of the trust plans.

We also operate a small direct lending business through our small loan subsidiaries, financed with our own funds or funds we receive from third parties by transferring our rights in the loans together with a repurchase arrangement.

As a result of our funding model, we may be exposed to high leverage ratio. Our leverage ratio was 9.9 times, 6.4 times and 3.7 times as of December 31, 2017, 2018 and 2019, respectively. Our high level of borrowings and leverage ratio may adversely affect our liquidity and business operations, including but not limited to increasing our vulnerability under adverse economic condition, potentially limiting our ability to raise more debt and increasing our exposure to interest rate fluctuation. Our business and results of operations also depend on our ability to secure cost-effective financing. The third parties to whom we transfer our right to earnings or small rights to earnings in loans principal, interest and financing service fee receivables may not continue to provide funding at rates acceptable to us, and we may not find alternative financing at similar rates, or at all.

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

If our or our trust company partners’ risk management system fails to perform effectively, such failure may materially and adversely impact our operating results.

Credit assessment of the borrowers we facilitate is conducted by our risk management system, and subject to final risk assessment by our trust company partners. Our risk management system uses credit analysis and data from prospective borrowers and multiple external sources and might not be effective as we continue to increase the amount of transactions, expand the borrower base and broaden our borrower engagement efforts through different channels in the future. If our system or our trust company partners’ system is ineffective or if the credit analysis and data we or our trust company partners obtained are incorrect or outdated, the relevant risk management abilities could be negatively affected, resulting in incorrect recommendations or denials of loan applications or mispriced loan products, or eventually loan default. If we are unable to effectively and accurately assess the credit risks of borrowers or price loan products appropriately, we may be unable to offer quality services to our trust company partners or borrowers. Our risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior or result in better evaluation of our borrower base when compared to our competitors. Pursuant to the terms of our collaboration agreements with trust company partners, trust company partners are ultimately responsible for credit assessment and approving the loans applications and we are not subject to any penalties for inaccurate risk assessment or mispriced loan products. However, we ultimately bear credit risk on loans we facilitate as we have payment obligations under our historical credit enhancement arrangements or credit strengthening arrangements. For details, please refer to “Item 4. Information on the Company — B. Business Overview — Our Funding Model — Credit Strengthening Services.” In addition, our performance-based service fee and return under the subordinated units may be reduced as a result of increased NPLs. If our or our trust company partners’ risk management system fails to perform effectively, our business and results of operations may be materially and adversely affected.

As a result of the recent COVID-19 outbreak, our normal work schedule has been adversely impacted. Specifically, we may not be able to conduct site-visits, which is an important component of our credit assessment process. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

As a result of the recent COVID-19 outbreak and the travel restrictions and mandatory quarantine measures ensued, our collection efforts may be delayed, which may have a material adverse impact on our results of operations. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

Borrowers’ costs of borrowing mainly consist of interest expenses. An increase in prevailing interest rates could result in an increase in the interest rates of loans we facilitate, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use the products or services we offer because of such increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risk, our business, profitability, results of operations and financial condition could be materially and adversely affected.

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

We are involved in various legal proceedings in the ordinary course of business from time to time. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations as a whole. However, no assurances can be given as to the outcome of any pending legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. For debt-collection purposes, we initiate legal proceedings against borrowers to recover payments that are delinquent for 30 days if we cannot reach agreement with the default borrowers by then. As of December 31, 2019, we had 1,147 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB551.9 million, where we or our trust company partners sued borrowers of such delinquent loans. We may not be able to obtain or enforce favorable judgments or arbitration awards, or recover the amounts in dispute in full or at all. Furthermore, claims arising out of actual or alleged violations of law could be asserted against us by individuals, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, online or private lending laws or regulations, consumer protection laws or regulations, intellectual property laws, information security and privacy laws, and labor and employment laws. For further details, see the section headed “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

The home equity loans we facilitate are secured by collateral, normally residential or commercial real properties owned by borrowers. In the event that a borrower is in default and the payment is past due for over 30 days or upon the incurrence of unusual situations (such as forfeiture of the collateral), we may need to help our trust company partners initiate judicial or arbitration proceedings against the defaulting borrower and foreclose the real property collateral. Historically, we were able to help our trust company partners enforce their rights to the collaterals through a power of attorney that was signed by the borrower and notarized by a notary public before loan disbursement. This allowed the trust company partners to quickly dispose of the collaterals without having to involve the borrower. Due to recent regulatory development, we have ceased this practice. As a result, we may need to resort to judicial or arbitration proceedings more frequently to help our trust company partners foreclose on the collateral. The judicial or arbitration proceedings may be time-consuming and may not ultimately be possible. In addition, the enforcement process may be difficult in practice. Furthermore, the defaulting borrowers may have concealed, transferred or disposed of their assets beforehand, which make it difficult or impossible for us to apply for attachment. Moreover, if the attached assets are found to be subject to prior mortgage or other third parties’ rights during proceedings, our interests will be ranked lower than these prior parties, thereby limiting or even preventing us from full coverage by the collateral. As a result, in case of defaults we may not be able to recover the full amount of loans and outstanding interests or at all, and in turn our liquidity, business, financial condition and results of operations could be adversely affected.

In 2019, courts in certain regions of PRC issued regulations on banning the filings and executions in “trap loans” and P2P lending cases. While we believe our business does not fall into “trap loans” or P2P lending and such regulations are not be applicable to us, the interpretations of such regulations may vary among different courts. We cannot guarantee that the regulatory authority will agree with our interpretation. In 2019, certain court proceedings relating to the loans we facilitated were delayed or suspended due to such regulations. If our trust business is treated as P2P lending by certain courts, our usual online arbitration results will not be filed or enforced, which will affect the collection process from borrowers and as a result could adversely affect our liquidity, business, financial condition and results of operations.

As a result of the recent COVID-19 outbreak and the travel restrictions and mandatory quarantine measures ensued, court proceeding, foreclosure action and enforcement process may be delayed, which may have a material adverse impact on our results of operations. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

Credit and other information that we or our trust company partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

For the purposes of credit risk assessment, we and our trust company partners obtain from prospective borrowers and third parties certain information of the prospective borrowers or the prospective real property collateral, which may not be complete, accurate or reliable. A credit report on a borrower or prospective collateral generated by our third-party sources or our trust company partners’ own credit assessment system may not reflect that particular borrower’s actual creditworthiness or the prospective collateral’s actual market value because it may be based on outdated, incomplete or inaccurate information. Additionally, once we and our trust company partners have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. Such inaccurate or incomplete borrower information could compromise the accuracy of our or our trust company partners’ credit assessment and adversely affect the effectiveness of our risk management, which could in turn harm our reputation, lower our service fees charged to trust plans, and as a result our business and results of operations could be materially and adversely affected.

We currently determine the preliminary market value of the prospective real property collateral using external databases at the time borrowers submit their loan applications. We also conduct site visits to cross-check conditions and verify information of the prospective real property collateral. In addition, we compare the preliminary third-party appraiser report with quotes on an anonymous basis from local real estate agencies in the same neighborhood. However, there is no assurance that we have complete and accurate information relating to the prospective real property collateral. In addition, our trust company partners perform their own independent credit assessment and make the final decision on loan grant based on their credit assessment results. If we or our trust company partners overestimate market value of the real property collateral, the loans we facilitate may not be fully secured, which could affect the accuracy of our or our trust company partners’ credit assessment and the effectiveness of our or our trust company partners’ risk management. Therefore, our reputation, and as a result, our business and results of operations could be materially and adversely affected.

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

Our business is subject to the credit cycle associated with the volatility of the general economy. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our or our trust company partners’ risk management system may be subsequently rendered ineffective. This in turn may lead to higher aggregate delinquency rates and adverse impacts on our reputation, business, results of operations and financial positions.

Our current business model has a relatively large exposure to second lien mortgage.

In 2018 and 2019, loans secured by second lien interest accounted for 58.1% and 56.4% of our loan origination volume of home equity loans, respectively. For loans secured by second lien interests, our rights over the collateral will be subordinated to other secured creditors with higher priority. If the borrowers default, we may not be able to collect the full amount of our security interests in the collateral due to lien subordination. There is no assurance that we will be able to realize the value of the collateral as we anticipated in a timely manner, or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

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

We receive, transmit and store a large volume of personally identifiable information and other confidential data from borrowers and our partners. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. In addition, there may be limits on the cross-border transmission of user data even to the extent that such transmission is within our company. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

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

Misconduct and errors by our trust company partners, sales partners and other parties with whom we collaborate with could harm our business and reputation.

We are exposed to the risk of misconduct and errors by our trust company partners, sales partners and other business partners with whom we collaborate. We rely on our sales partners for borrower acquisition and we do not have full control over sales partners’ conduct or conduct of their respective acquisition channels while sourcing borrowers. We could be materially and adversely affected if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. Financial products and financial institutions are heavily regulated in China. We are not regulated as a financial institution, but we may be indirectly subject to PRC financial regulations as a result of cooperation with financial institutions as our funding source partners. If any financial product designed by us and our funding partners is deemed to violate any PRC laws or regulations, we may be jointly liable due to the service we provide, or we may have to terminate the relationship with our funding partners. It is not always possible to identify and deter misconduct or errors by our trust company partners, sales partners and other business partners, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanageable risks or losses. If any of our funding partners, sales partners and other business partners misuse or misappropriate funds, commit fraud or other misconduct, or fail to follow our rules and procedures when interacting with our borrowers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to third parties, inability to attract third parties, reputational damage, regulatory intervention or financial harm, which could negatively impact our business, financial condition and results of operations.

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

Our brand and reputation are integral to our acquisition of borrowers and funding sources, and we intend to invest in marketing and brand promoting efforts. The success of our marketing efforts and borrowing experience with our services are integral to our ability to attract new and retain repeat borrowers. Our marketing channels include traditional media such as telephone marketing and direct sales conducted by sales partners, and marketing campaigns, as well as online media, search engine optimization and search engine marketing. If our current marketing efforts and channels are less effective or inaccessible to us, or if the cost of such channels significantly increases or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brand and reputation to maintain or grow the existing borrower base. If we are unable to promote and maintain our brand and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

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

We have existing debts and may incur more in the future, which may adversely affect our financial condition and negatively impact our operations.

We have substantial existing debts and we may incur more in the future. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating income is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

●	The occurrence of any of these risks could adversely affect our operations or financial condition.

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

As of December 31, 2019, we operated our businesses primarily in over 80 leased properties in Shenzhen, Guangzhou, Chongqing, Beijing and other cities in China. We have not signed lease contracts or not renewed expired lease contracts with respect to a small portion of such leased properties, and we may be forced to relocate if the lessors request us to leave the premises. With respect to a small portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a small portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect the effectiveness. However, landlords and tenants may be subject to administrative fines for such failure.

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

We identified a material weakness in our internal control over financial reporting as part of management’s assessment, and if we are unable to remediate and improve our internal controls, we may not be able to accurately or timely report our future financial results

In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has not been remedied in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. While we are in the process of implementing plans to remediate this material weakness, there is no assurance that we will not have material weaknesses or significant deficiencies in the future.

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

We account for compensation costs for all share-based awards using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2018 Plan decides. Under the 2018 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 307,608,510 shares. As of the date of this annual report, options to purchase a total of 307,608,510 ordinary shares were outstanding under the 2018 Plan. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Cathay Auto Services Limited, a company incorporated in the British Virgin Islands holds approximately 23.3% of our ordinary shares. CISG Holdings Ltd., a company incorporated in the British Virgin Islands holds approximately 18.5% of our ordinary shares. Kylin Investment Holdings Limited, a company incorporated in the British Virgin Islands holds approximately 17.8% of our ordinary shares. As a result, each shareholder has significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company, and might reduce the price of our ADSs.

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

Substantially all of our assets and operations are located in China. We have developed a network of 62 branches and sub-branches in over 40 cities in China. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiaries should be the same. As our business grows rapidly, we may change the place of business according to market development strategy. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of their business. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties, which may adversely affect our business and results of operations.

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

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands incorporated holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

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

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating income in Renminbi. Under our current corporate structure, our Cayman Islands incorporated holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the People’s Republic of China (“PRC Foreign Investment Law”), and the State Council promulgated the Implementing Regulations to the PRC Foreign Investment Law (“Implementing Regulations”) on December 26, 2019, both of which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementing Regulations replaced the trio of previous laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures and the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, together with their implementation rules and ancillary regulations.

PRC Foreign Investment Law and its Implementing Regulations further specify that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must meet certain conditions under the “negative list” before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. Investments made in Mainland China by investors from the Hong Kong Special Administrative Region and the Macao Special Administrative Region shall be governed by the PRC Foreign Investment Law and its Implementing Regulations. On June 30, 2019, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the Negative List, as came into effect on July 30, 2019, according to which the industry of loan service has not been subject to foreign investment “restrictions” or “prohibitions” in the Negative List. Our PRC legal advisor, China Commercial Law Firm, advises us that according to the PRC Foreign Investment Law and the Implementing Regulations, PRC shall, in light of the needs for further expansion of opening up and economic and social development, adjust the Negative List where appropriate. Therefore, if the industry of loan service is subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued subsequently, our failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the risks involved in investment in emerging markets, including China, compared to U.S. domestic companies. This statement again highlights, among other things, the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to their audit work of U.S. reporting companies. It remains unclear what actions the SEC and PCAOB will take to address the problem.

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

The collaboration model we have in place with our sales partners to acquire borrowers might be regarded as financial marketing and might face compliance risks.

The People’s Bank of China, the China Banking Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange have issued notice on further regulating financial marketing and publicity activities on December 20, 2019, which took effect on January 25, 2020. It is stipulated that financial marketing and publicity activities refer to the activities of financial product or financial service providers using various publicity tools or methods to publicize and promote financial products or financial services, and it is illegal to engage in financial business without a business license or beyond the permitted business scope, and market entities that fail to obtain relevant financial business qualifications shall not conduct marketing and publicity activities relating to the financial business, except that information release platforms and media entrusted by relevant financial business qualifications may carry out financial marketing and publicity activities for them.

We currently collaborate with our sales partners on the promotion of real estate mortgage loan projects, and we introduce borrowers to the trust companies. As the above notice is broad in regulatory scope and still evolving, we cannot guarantee you that the marketing activities of us or our sales partners will not be regarded as financial marketing and publicity activities. If the marketing activities of us or our sales partners are found to be in violation of the above notice, we may be penalized by relevant authorities and our marketing activities may be suspended, which could adversely affect our business operations.

The collecting, storing and sharing of information among us, our sales partners and the trust companies might face compliance risks.

The PBOC and the National Financial Standardization Technical Committee released the Personal Financial Information Protection Technical Specifications (“Specifications”) on February 13, 2020, according to which financial institutions shall not entrust or authorize other institutions without the qualification for financial business to collect information such as bank account information, personal identification number, mobile phone number, KYC information, home address and other information that is linked to the identity of a specific individual. Financial institutions shall also forbid outsourcing service agencies and external service agencies through agreements or contracts to store such information.

As of the date hereof, there is no such terms or provisions that we are entrusted or authorized to collect such information from the borrower by the trust companies in the agreements between us and the trust companies. We have collected information from the borrowers with the borrowers’ express consent. Given that the Specifications is still evolving, we cannot guarantee whether the relevant regulatory authorities would have different understandings, and thereby question our business model. Further, the Specifications is a recommended industry standard and has no mandatory legal force, but it might still be referred to by regulatory agencies. Therefore, if our collecting, storing and sharing of the borrower’s above-mentioned information are found to be in violation of the laws, it could have an adverse impact on our business model and adversely affect our business operations.

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

The trading price of our ADSs have been, and is likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our earnings and cash flows;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	announcements of new regulations, rules or policies relevant for our business;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In particular, since the COVID-19 outbreaks, concerns over the economic slowdown resulting from the COVID-19 have led to a significant decrease in the major indices of the U.S. capital markets and an increase in the market volatility, which have, and may continue to have, adversely affected the market price of our ADSs. For risks related to the COVID-19, see “—Risks Related to Our Business and Industry— We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2019, we had 1,371,643,240 ordinary shares outstanding. Among these shares, 141,209,200 ordinary shares are in the form of ADSs. All of our ADSs sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from May 5, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our amended and restated memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, please refer to “Item 16 —G. Corporate Governance.”

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

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

We may be a passive foreign investment company (a “PFIC”) for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, income equivalent to interest, rents, dividends, royalties and certain capital gains.

The proper application of the PFIC rules to a company with a business such as ours is subject to uncertainty in several respects. For example, because we provide loan facilitation and other services in connection with the loans extended by our consolidated trust plans, it is not entirely clear whether and to what extent a portion of the interest income shown on our consolidated income statement may be treated as payable for services. In addition, “passive income” is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation” (“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. However, recently proposed Treasury regulations (the “Proposed Regulations”) provide that the Active Financing Exception can apply to determine the PFIC status of such companies. Treasury requested comments as to whether the Active Financing Exception should apply even if different proposed Treasury regulations, which in their current form apply only to financing income of licensed banks (and thus would not apply to our company), are finalized. The preamble to the Proposed Regulations specifies that prior to their finalization, taxpayers may generally choose to apply the Proposed Regulations to all open tax years. However, in order to rely on the Proposed Regulations prior to their finalization, taxpayers generally must apply them consistently and in their entirety (i.e., including additional rules set forth in the Proposed Regulations that are unrelated to the Active Finance Exception). Among other things, the Proposed Regulations provide that income earned through an entity or arrangement treated as a partnership for U.S. federal income tax purposes will be passive if the relevant tested company owns less than 25% of the value of that partnership. Accordingly, if any of our consolidated trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active would also depend, in part, on whether we own 25% or more of the value of such trust. Furthermore, in order to apply the Active Financing Exception we must be “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the exception) and satisfy all of the exception’s other requirements for any taxable year. There can be no assurance that we will meet these requirements for any taxable year. Moreover, there is no assurance that the Proposed Regulations will be finalized in their current form. Additionally, our PFIC status is an annual determination, which for any taxable year will depend on the composition of our income and assets and the manner in which we operate our business for that year.

Based on the composition of our income and assets and the manner in which we operate our business (including the business conducted through our consolidated trust plans), we believe that we were, and we expect to continue to be, a PFIC, unless the Active Financing Exception applies to determine our PFIC status. If a U.S. holder of our ADSs or ordinary shares chooses to apply the Proposed Regulations consistently and in their entirety, and consequently applies the Active Financing Exception to our company, we believe that it is reasonable for such U.S. holder to take the position that we were not a PFIC for each of our taxable years ended December 31, 2018 and December 31, 2019. However, due to the uncertainties described in the preceding paragraph there can be no assurance that we were not, or will not be, a PFIC for any taxable year. A U.S. taxpayer that owns our ADSs or ordinary shares during any year in which we are a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” in this annual report. U.S. taxpayers should consult their tax advisers regarding our PFIC status for any taxable year and the tax considerations relevant to owning shares or ADSs of a PFIC. In particular, U.S. taxpayers should consult their tax advisers as to whether they should apply the Proposed Regulations consistently and in their entirety (including the Active Financing Exception) in their circumstances, and whether any tax return for prior taxable years should be amended to reflect the Proposed Regulations if the taxpayer chooses to apply them.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

We started our operations in 1999 through Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd., which became our onshore holding company of the main operating subsidiaries in the PRC. In 2000, we formed our wholly owned Hong Kong subsidiary, China Financial Services Group Limited (“CFSGL”), as the offshore holding company of our PRC subsidiaries. In 2006, we were spun off from Fanhua Inc., a company listed on NASDAQ (symbol: FANH), and formed Sincere Fame International Limited (“SFIL”) under the laws of British Virgin Islands as the holding company of CFSGL. In January 2014, CNFinance Holdings Limited was incorporated under the laws of Cayman Islands. CNFinance Holdings Limited became our holding company through share exchanges with the shareholders of SFIL in March 2018. We conduct our business in the PRC primarily through Shenzhen Fanhua United Investment Group Co., Ltd., Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries.

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

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.cashchina.cn/.

4.B.	Business Overview

Overview

We are a leading home equity loan service provider in China with established business infrastructure. We facilitate loans by connecting MSE owners with our funding partners and have established a national network of 62 branches and sub-branches in over 40 cities in China. In 2017 and 2018, we originated home equity loans with aggregate principal amount of RMB17.1 billion and RMB9.5 billion, respectively, representing a decrease of 44.4%. In 2019, we originated home equity loans with an aggregate principal amount of RMB6.3 billion, representing a decrease of 33.7% from 2018 due to a downturn of the personal lending and home equity loan market in China and our strategic focus on ensuring loan quality over loan growth.

Our primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. We originated home equity loans for 23,705, 16,167 and 12,790 borrowers in 2017, 2018 and 2019, respectively. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. Their financing needs are often unpredictable, time-sensitive and frequent. We believe our target borrowers are underserved by traditional financial institutions due to various reasons. Traditional financial institutions often impose stringent and inflexible loan application requirements designed for large corporations, making it difficult for MSE owners to meet such requirements. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing needs. Moreover, unlike in the United States where home equity loans commonly serve as a financing alternative, traditional lenders in China, such as banks, typically do not grant loans secured by second lien interests and are generally less incentivized to introduce innovative home equity loan products.

We aim to serve our target borrowers by facilitating home equity loans and providing tailored services. Our standardized and integrated online and offline credit application and assessment process shortens the time of loan disbursement, providing expeditious financing solutions to MSE owners. We typically facilitate home equity loans to MSE owners in the form of installment loans with a monthly contractual interest rate typically ranging from 0.85% to 1.97% and a tenor typically ranging from one to three years, assisting borrowers’ short-term and long-term business planning. In 2017, 2018 and 2019, the average tenor of the home equity loans we originated was 66, 50 and 22 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 23.7%, 22.0% and 19.4% per annum, respectively. Such loan products are secured by first or second lien interests on real properties. 58.0%, 58.1% and 56.4% of our total home equity loan origination volume in 2017, 2018 and 2019, respectively, was secured by second lien interests. Depending on the value of the collateral and the creditworthiness of the borrower, we offer flexible loan principal typically ranging from RMB100,000 to RMB3,000,000.

Our risk mitigation mechanism is embedded in the design of our loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures. Our business infrastructure supports our operations by providing various offline services, such as on-site visits, interaction with local real property bureau and debt collection. Collateral for loans we facilitate is geographically dispersed in Tier 1 and Tier 2 cities in China. Our home equity loan products are typically installment loans which require monthly payments comprising principal and interests repayments, which permits us to assist our trust company partners to monitor borrowers’ credit status. Our practical risk assessment focuses on both credit risks of borrowers and quality of the collateral. We have also established strict guidelines on the characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%.

The loans we facilitate are primarily funded through a trust lending model with our trust company partners, who are well-established trust funds in China. This structure provides us with stable funding sources. Under the trust lending model, our trust company partners set up trust plans and acquire funding from their investors. Trust plans are typical investment vehicles in which investors participate by subscribing to trust units and receive a return as set out in subscription agreements. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio with a term of one to three years. The loans funded by the trust products, however, have terms typically ranging from one to three years. For details of matching our funding sources and loans we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Matching of Terms of Funding Sources and Loans.” The contractual ratio of the senior units and subordinated units of trust plans or products is determined pursuant to our collaboration agreements with our trust company partners, which set the upper limit to such ratio at a range of no higher than 3:1. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Terms of the Trust Plans” and “—Funding Partners.” As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of trust plans. By subscribing to subordinated units, we are entitled to the residual value from trust plans after certain payments to senior unit holders, trust company partners and third-party service providers. Payments to senior unit holders consist of an expected investment returns which are usually paid quarterly and principal amounts which are repaid upon borrowers’ payments of underlying loans. We as subordinated unit holders are paid each quarter after the quarterly payment of interest returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2019, our financing costs for subordinated units under repurchase arrangements with private equity funds ranged from 10% to 18% per annum of the transfer prices for such subordinated units in 2019. Our cost of the subordinated units as measured by the investment amount was RMB4,626.1 million, RMB4,330.3 million and RMB3,150.5 million as of December 31, 2017, 2018 and 2019, respectively. Our investment return from the subordinated units was RMB1,595.3 million, RMB903.2 million and RMB663.2 million(US$95.1 million) in 2017, 2018 and 2019, respectively.

In December 2018, we introduced our new collaboration model under which our sales partners recommend borrowers to us by direct cooperation with us or joining limited partnerships. Sales partners contribute an amount equal to 10% to 25% of the loans issued to the borrowers introduced by them and will receive incentive fees upon a pre-agreed schedule and other conditions. As of the date of this annual report, we have around 1,300 contracted sales partners in total, among which around 700 are effective sales partners. For the loans granted to borrowers introduced by our sales partners under the new collaboration model, the aggregate delinquency rate decreased to 3.57% from 5.74% for the loans facilitated under our traditional facilitation mode without involvement of sales partners and the aggregate NPL rate decreased to 0.42% from 4.08% for the loans facilitated under our traditional facilitation mode without involvement of sales partners, mainly due to the extra screening and credit risk sharing provided by our sales partners on the borrowers.

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

We acquire our borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2017 and 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “—Collaboration Model.” Through our sales partners and our established network and branch offices, we reach prospective MSE borrowers and assess their creditworthiness and collateral. If these borrowers meet our requirements, we refer them to our trust company partners who make their own independent credit assessment and final decisions before directly lending to qualified borrowers. We help trust company partners sign loan agreements with borrowers directly, and assist borrowers in pledging collateral for the benefit of trust company partners. We are designated as the service provider and provide post-loan services such as payment monitoring, debt collection and release of collateral as the need arises. We provide top-up arrangement to trust plans associated with our subscription of subordinated units. Under this arrangement, we are required to manage the NPLs by repurchasing or replacing NPLs, or providing additional funding sufficient to cover outstanding principal and interests of NPLs. We receive a performance-based service fee up to 8% per annum of the size of the trust plan charged to the trust plans for the services we provide.

Our total operating income increased from RMB2,013.0 million in 2017 to RMB2,338.2 million in 2018, representing an increase of 16.2%, and deceased to RMB1,614.7 million in 2019, representing a decrease of 30.9%. Our net income increased from RMB532.7 million in 2017 to RMB860.9 million in 2018, representing an increase of 61.6%, and decreased to RMB534.6 million in 2019, representing a decrease of 37.9%.

Transaction Overview

We provide a convenient and user-friendly transaction process, which is implemented through our standardized home equity loan application procedures across our local offices. Our standardized transaction process under trust lending model is illustrated below.

Step 1: Sales partners recommend borrowers for loan application

The transaction process begins with the submission of a loan application by a prospective borrower introduced by a sales partner either online or at one of our local offices. The application asks for information such as the borrower’s identity card information, contact, business and prospective collateral. The applicant typically also consents to access to his or her credit report generated by third parties while submitting the application.

Step 2: Risk assessment

After an application is submitted, our proprietary risk management system collects credit and valuation data from a number of internal and external sources. We and our sales partners then proceed with our risk assessment involving both online and offline processes focusing on both the creditworthiness of borrowers and quality of collateral. For details, please refer to “—Risk Management—Dual-factor risk assessment with integrated online and offline processes.”

Step 3: Credit decisioning

Once we have performed rigorous risk assessments on both applicant and collateral, we recommend qualified applicants with suggested loan principal amount to our trust company partners who proactively conduct their own independent credit assessment and make final credit decisions on the loan applications we recommend. Specifically, our trust company partners are ultimately responsible for, reviewing loan applications and verifying applicants’ personal, business and collateral information collected by us through various procedures. Our trust company partners are ultimately responsible for approving the loan application.

Step 4: Credit extension

Our trust company partners will make the final credit decision based on its own credit assessment. We will notify the applicants once we receive final approvals from our trust company partners. We then assist the borrowers in signing loan agreements with the trust companies.

Step 5: Collateral pledge and Credit Risk Mitigation Position collection

As part of our services, we help the trust companies set up security interests on the collateral by assisting with relevant documentation and registering security interests with local real property bureau. Once the process of collateral pledge is completed, sales partners will need to submit Credit Risk Mitigation Position for underlying loans.

Step 6: Loan disbursement

Our trust company partners sign loan agreements and confirm receipt of relevant title documents and perfected security interests before disbursement of loan proceeds to the borrowers’ bank accounts. Funding occurs promptly after the documentary conditions precedent to the settlement are fulfilled.

Step 7: Post-loan management process

We are also designated as the service provider and provide post-loan management services to our trust company partners, including assist them in monitoring repayment activities and collateral status and performing debt collection in an event of default on behalf of the trust companies. For details, please refer to “—Risk Management—Effective post-loan management procedures.” Once the loans are fully paid off, we assist the trust company partners release the collateral.

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

In addition, unlike in the United States where home equity loans serve as a common financing alternative, traditional lenders in China such as banks typically do not grant loans secured by second lien interests. Providing second lien home equity loans or title loans is limited for commercial banks in China, given the high level of regulatory supervision from relevant regulatory authorities. These products have instead been developed by non-traditional financial institutions like us to fulfill the unserved demand.

We originated home equity loans for 23,705, 16,167 and 12,790 borrowers in 2017, 2018 and 2019, respectively. Our borrowers have presence in over 40 Tier 1 and Tier 2 cities in China and are geographically dispersed.

Borrower Acquisition

We acquire our borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2017 and 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “—Collaboration Model.”

Collaboration Model

We have also been exploring a new business model since December 2018 to broaden our prospective borrower bases. Under the new collaboration model, sales partners who recommend borrowers with loan amounts below RMB5 million to us are categorized as small-scale sales partners and sales partners who recommend borrowers with loan amounts above RMB5 million to us are categorized as large-scale sales partners. Small-scale sales partners enter into strategic cooperation with us by joining limited partnerships while large-scale sales partners enter into strategic cooperation directly with us. Small-scale sales partners contribute an amount equal to 20% of the loans issued to the borrowers introduced by them (such contribution, the “Credit Risk Mitigation Position”) to the limited partnerships, which is subsequently transferred to an account designated by us and is fully refundable upon repayment of the loan that the Credit Risk Mitigation Position is associated with. Large-scale sales partners contribute a Credit Risk Mitigation Position equal to 10% to 25% of the loans issued to the borrowers introduced by them directly to a designated account and is fully refundable upon repayment of the loan that the Credit Risk Mitigation Position is associated with.

Under such collaboration model, we will pay incentive fees to each sales partner upon pre-agreed schedule and conditions, which will be re-distributed to the sales partners. In the event of loans issued to the borrowers acquired under such collaboration model are in default, the respective sales partners who introduced such borrowers will share the credit risks with us by choosing to (i) fully repay to us for the unpaid amount under the respective loan agreement for the borrower and acquire respective credit right, (ii) repay to us for the payment due and accrued interest under the respective loan agreement for the borrower and ensure the borrower pay for the rest payments under the loan agreement, or (iii) relinquish the respective Credit Risk Mitigation Position for such loan.

We believe such collaboration model will decrease our risk exposure and also bring down our leverage ratio. For the loans granted to borrowers introduced by our sales partners under the new collaboration model, the aggregate delinquency rate decreased to 3.57% from 5.74% for the loans facilitated under our traditional facilitation mode without involvement of sales partners and the aggregate NPL rate decreased to 0.42% from 4.08% for the loans facilitated under our traditional facilitation mode without involvement of sales partners, mainly due to the extra screening and credit risk sharing provided by our sales partners on the borrowers, and the actual structural leverage ratio of our trust plans was generally lower than 3:1. As of the date of this annual report, we have around 1,300 contracted sales partners in total, among which around 700 are effective sales partners.

Our Products

The home equity loans we facilitate permit borrowers to borrow relatively large amounts up to 70% LTV ratio. Our weighted average LTV ratio was 66.7%, 61.9% and 57.9% for home equity loans originated in 2017, 2018 and 2019, respectively. In 2017, 2018 and 2019, we originated home equity loans of RMB17.1 billion, RMB9.5 billion and RMB6.3 billion, respectively.

The home equity loans we facilitate are typically secured by apartments, houses or commercial properties owned by borrowers. Unlike most commercial banks, the home equity loans we facilitate can be secured with second lien interests on top of the first lien interests with banks, offering additional financing to MSE owners not otherwise readily available to them.

We facilitate home equity loans with flexible tenors typically ranging from one to three years enabling borrowers’ short-term and long-term business planning. In 2017, 2018 and 2019, the average tenor of the home equity loans we originated were 66, 50 and 22 months, respectively. Borrowers may make prepayments typically free of charge after one and half years or at a cost of prepayment charges before then. Loans are typically repaid within two years based on historical pattern. In November 2017, we entered into the 2017 FOTIC Loan Agreement with FOTIC, one of our primary trust company partners. The 2017 FOTIC Loan Agreement added FOTIC’s option to demand repayment of outstanding loan principal and accrued interests before the maturity of the underlying trust funding to match two years’ term of the trust products that FOTIC set up for lending to the borrowers. In addition, FOTIC and our other trust partners have adopted new forms of loan agreements with duration that matches the duration of the trust funding. We do not believe that such arrangement will have a material impact on our operations. We cannot guarantee you, however, that such business arrangement will be accepted by our borrowers. For details, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.”

The home equity loans we originate are also competitively priced, with weighted average contractual interest rate of 13.6%, 14.5% and 19.4% per annum in 2017, 2018 and 2019, respectively. Our home equity loan products are typically installment loans which require monthly payments comprising principal and interests repayments, making it easier for borrowers to manage their cash flow and for us to timely monitor borrowers’ creditworthiness. Under this arrangement, the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of the home equity loan products we originated was 23.7%, 22.0% and 19.4% per annum in 2017, 2018 and 2019, respectively. Borrowers are obligated to pay directly to the trust plans in full the principal amount plus interest when due. We offer flexible repayment schedule for installment loans, including but not limited to (i) equal monthly installment comprising principal and interests evenly distributed throughout the life of the loan and (ii) monthly installment comprising principal and interests in accordance with a pre-agreed step-down schedule, where a borrower starts with higher equal monthly installment that decreases after a defined period.

To foster our home equity loan business, we also provide bridge loan products, which are generally unsecured short-term loans, to pay off borrowers’ existing loans secured by real property. As a result, such real property will be released from existing loans and can be used as collateral for the home equity loans we facilitate. Once borrowers obtain home equity loans facilitated by us, the bridge loans granted by us will be repaid in full. We granted bridge loans of RMB112.6 million, RMB181.5 million and RMB15.2 million in 2017, 2018 and 2019, respectively. We may continue to originate bridge loans going forward as the need arises.

Our Funding Model

We have explored various funding models and have focused on collaboration with our trust company partners starting in 2014. To a lesser extent, we also utilize a direct lending model through our small loan subsidiaries. In 2017, 2018 and 2019, approximately 95.4%, 99.5% and 100.0%, respectively, of the total home equity loan origination volume was funded under the trust lending model.

The following table illustrates our funding capital from different sources as of December 31, 2017, 2018 and 2019, respectively.

	For the Year Ended December 31,
	2017		2018		2019
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Funding capital by sources
Trust lending
Senior tranche	11,504	69.5%	10,749	63.5%	6,562	63.2%
Subordinated tranche
Own funds	1,413	8.5%	1,790	10.6%	2,875	27.7%
Transferred to third parties	3,213	19.4%	2,540	15.0%	276	2.6%
Direct lending
Own funds	50	0.3%	50	0.3%	50	0.5%
Transferred to third parties	366	2.2%	1,786	10.6%	627	6.0%
Total	16,547	100.0%	16,915	100.0%	10,390	100.0%

The following table illustrates the breakdown of the home equity loan origination volume by funding model in the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Loan origination volume by funding model
Trust lending	16,281	95.4%	9,479	99.5%	6,340	100.0%
Direct lending	789	4.6%	52	0.5%	-	0.0%
Total	17,071	100.0%	9,531	100.0%	6,340	100.0%

Trust Lending

In July 2014, we began cooperating with trust companies to fund loans to borrowers through trust plans established in collaboration with these trust companies. In December 2018, we have started to explore the collaboration model under which we collaborate with sales partners who introduce borrowers and receive incentives. The following chart illustrates a typical arrangement among sales partners, borrowers, trust plans, trust plan investors and us.

Terms of the Trust Plans

Pursuant to our collaboration agreements, our trust company partners establish long-term trust plans which issue multiple trust products, ranging from one to three years. Investors in these trust plans can subscribe to the trust units, which provides them with returns as provided in the subscription agreements. Once borrowers’ loan applications submitted through us are approved by trust company partners, they enter into loan agreements with borrowers and trust plans disburse loan proceeds to borrowers directly. Borrowers are required to repay the principal, interest and other fees, if applicable, directly to the account of the trust plan, and the trust company partner as trustee of the trust plan distributes the funds to unit holders according to the trust agreements. We are designated as the service provider for these trust plans, and in this role we assist our trust company partners acquire and screen borrowers and perform credit assessment pursuant to collaboration agreements with our trust company partners. We are also responsible for providing loan facilitation and post-loan management services for a service fee charged directly to the trust plans.

Each trust product issued under the long-term trust plan is funded with senior and subordinated units at a pre-determined contractual structural leverage ratio with the upper limit of no higher than 3:1. For details, please refer to “—Funding Partners.”

As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of each trust product issued under the long-term trust plans. Our cost of the subordinated units as measured by the investment amount was RMB4,626.1 million, RMB4,330.3 million and RMB3,150.5 million as of December 31, 2017, 2018 and 2019, respectively. The trust plans typically pay senior unit holders an amount that equals (i) an expected rate of investment return, which is usually paid quarterly, plus (ii) the principal amount invested, which is the prompt repayment to trust companies after borrowers made payments for the underlying loans. The expected rate of investment return is provided in the subscription agreements of the senior units, to which we are not a party. Such rate of investment return is usually determined by our trust company partners based on market conditions and presented as an estimate. If the expected rate of investment return is not met, our trust company partners are not under any contractual obligation to top-up for any shortfalls while we as the subordinated unit holders are required to manage the underlying NPLs to make up the shortfalls pursuant to our credit strengthening services. For details, please refer to “—Credit Strengthening Services.” We as subordinated unit holders are paid each quarter after the quarterly payment of investment returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. The trust company partner is responsible for administering the trust plan and is paid a trust administrative fee.

We are responsible for maintaining the asset quality and receive a performance-based service fee of up to 8% per annum of the size of the trust plan for the services we provide, which decreases with the growth of percentage of NPLs in the amount of loans we facilitated. We as the subordinated unit holder also retain any residual value in trust plans after deducting (i) repayment of principal amount invested by senior unit holders, (ii) financing costs for the senior units, which primarily consist of the expected rate of return to the senior unit holders, (iii) administrative fee payments to trust companies and certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee to us as service provider of up to 8% per annum of the size of the trust plan. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2019.

We received performance-based fee payments of RMB611.0 million, RMB1,083.8 million and RMB760.5 million in 2017, 2018 and 2019, respectively. Our investment return from the subordinated units was RMB1,595.3 million, RMB903.2 million and RMB663.2 million(US$95.1 million) for the same periods.

Credit Strengthening Services

Historically, we provided the following services pursuant to the terms of our agreements with trust company partners:

●	credit enhancement arrangement: provide credit enhancement services for loans we facilitate, which requires us to pay outstanding loan principal and interests to trust plans upon borrowers’ default; and

●	top-up arrangement: as subordinated unit holder, top up any shortfall if payments by borrowers are less than the amount that equals (i) the agreed financing costs for the senior units and (ii) the principal amount invested by senior unit holders, so that senior unit holders receive the total amount specified under the subscription agreements.

Due to recent regulatory changes, we have been working with FOTIC to implement the 2018 FOTIC Funding Arrangements, under which our historical credit enhancement and top-up arrangement are replaced with credit strengthening services. Under the 2018 FOTIC Funding Arrangements, when there is an NPL under a trust product we, as the subordinated unit holder, are required to adopt one of the following measures to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior units, which primarily consist of expected rate of investment return to the senior unit holders:

●	purchase NPLs funded with senior units in an amount equal to the outstanding loan principal and interests;

●	purchase additional subordinated units in an amount sufficient to cover the outstanding loan principal and interests of the NPLs; or

●	replace such NPLs with non-delinquent loans or equal amount funded with our subordinated units.

We have implemented similar changes with respect to our collaboration agreements with other trust companies. Since March 2018, the newly established trust plans do not provide credit enhancement or top-up arrangement. The existing trust plans, however, still operates under the historical funding arrangements. For details, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our historical credit enhancement arrangements to our trust company partners might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.”

Under the 2018 FOTIC Funding Arrangements, we are not required to provide credit enhancement and top-up arrangements as the loan facilitator except for current outstanding loans under the existing FOTIC trust products and loans to be granted thereunder. In return, we adopted the 2018 FOTIC Service Fee Structure, under which our service fee charged to a trust plan is performance-based and up to 8% per annum of the size of the trust plan and decreases with the growth of the NPLs in the loans we facilitated.

Funding Partners

As of the date of this annual report, we have formed partnership with well-established trust companies under our trust lending model, including FOTIC, Zhonghai Trust, Zhongyuan Trust, Bairui Trust, Hunan Trust, Shaanxi International Trust, Bohai Trust, Everbright Trust, Hunan Trust and Shaanxi International Trust. Through these collaborative partnerships, we have access to flexible funding of RMB6.56 billion sourced from the senior unit holders as of December 31, 2019. 87.3%, 84.1% and 71.4% of the loans we originated in 2017, 2018 and 2019 were funded through FOTIC, mainly due to our familiarity and long-standing relationship with FOTIC. We also work with other leading trust partners to diversify our funding sources.

Funding Sources

Our trust company partners have developed various trust plans to provide home equity loans to borrowers we acquire and recommend. For the years ended December 31, 2017, 2018 and 2019, home equity loans we facilitated under trust lending model amounted to RMB16.3 billion, RMB9.5 billion and RMB6.3 billion, respectively. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio. The trust company partners may also transfer the underlying loans of trust products with repurchase arrangements to third parties at a specified annual rate of return when the original trust products become due. From May to December 2018, one trust company partner entered into contracts to transfer an aggregate amount of approximately RMB2.0 billion of loans to third-party transferees at annual rates of return of approximately 12.1% (including fees payable to the trust company partner). As of December 31, 2019, the balance of these transferred loans was RMB0.6 billion with annual rates of return ranging from 9.2% to 13.2%. We subscribe to subordinated units in the trust plans through our wholly owned subsidiaries. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2019.

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

We fund our subscription of the subordinated units with (i) cash on hand and (ii) proceeds received through repurchase agreements with third parties with respect to subordinated units. Pursuant to such agreements, we transfer to third parties our rights to earnings in subordinated units up to an agreed investment return for a transfer price and are obligated to repurchase such right at a fixed repurchase price. Under such agreements, we continue to bear the risk of loss on the subordinated units and enjoy the upside on any return above the agreed investment return. The terms of our repurchase agreements may vary, such as obligating us to pay an expected investment return each quarter and the principal amount on or before the maturity date or requiring us to pay a lump sum amount within a specified period of time (generally within 360 days). In 2017, 2018 and 2019, we transferred our rights to earnings in subordinated units to a private equity fund and to certain third parties.

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

Small Loan Direct Lending

We supplement our trust lending model with direct lending by our small loan subsidiaries in Beijing, Shenzhen and Chongqing. Our subsidiaries typically enter into loan agreements that are secured by real property and have similar terms to home equity loans we facilitate under the trust lending model. We enter into loan agreements with borrowers directly. We finance our direct lending business with our own funds or funds we receive from third parties by transferring our rights in the loans together with a repurchase arrangement.

Small loan direct lending business in China requires license granted by local regulatory authorities and is subject to leverage constraints. Our three small loan subsidiaries in Beijing, Shenzhen and Chongqing have relevant licenses to conduct direct lending business since 2012, 2012 and 2011, respectively. Subject to various regulations, some of our direct lending business is limited to certain regions for which we have a license to engage in such business. Due to regulatory financing/net capital ratio constraints and for liquidity reasons, we expect that direct lending will remain a fairly limited and immaterial part of our business in the near future. For the years ended December 31, 2017, 2018 and 2019, our loan origination volume through direct lending was RMB789.4 million RMB52.4 million and nil, respectively. The balances of the borrowings that were funded by third parties for the small loan direct lending business were RMB366.0 million, RMB160.2 million and RMB37.5 million as of December 31, 2017, 2018 and 2019.

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

Under our trust lending model, once a trust product matures, the trustee strives to repay the expected rate of investment return and principal to the senior unit holders. Under our previous credit strengthening services, we were required to make up for any shortfalls if the proceeds from loans were less than the principal amount invested by the senior unit holders and the agreed financing costs for the senior units, which primarily consist of the expected rate of investment return to the senior unit holders. We ceased to provide such credit strengthening services since March 2018. The trust products set up under long-term trust plans usually have a term of one to three years. The loans we facilitate have tenors typically ranging from one to three years. Historically, a majority of the loans we facilitated were repaid within the first two years.

As of December 31, 2017, 2018 and 2019, the balance of loans that exceeded the terms of the underlying trust products was RMB10,331.3 million, RMB1,016.6 million and RMB89.8 million, respectively, as measured by the amount of senior units whose outstanding terms are shorter than the remaining tenor of the underlying loans.

To strengthen the matching of terms of loans and funding sources, FOTIC has implemented the 2017 FOTIC Loan Agreement, which gives FOTIC an option to demand repayment of outstanding loan principal and unpaid accrued interests before the maturity of the underlying trust funding. Such an option is clearly explained to the borrowers at the outset. Since 2018, FOTIC and our other trust partners have also modified its collaboration with us, which ensures that there is no duration mismatch for new loans entered into under the new model. With this arrangement, maturity of the trust products should generally match the terms of loans granted thereunder. We do not believe such arrangement will have material adverse effect on our business or results of operations. For details, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.”

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

Under the trust plans prior to March 2018, if our trust company partners fail to ensure the matching of terms of funding sources and tenor of loans using the above methods, we may be required to make up for any shortfalls as pursuant to our credit strengthening services with cash on hand. We may also issue bridge loans under our small loan direct lending model to the borrowers in return for the borrowers’ prepayment of the loans to our trust company partners and replace such bridge loans with new home equity loans funded under a new trust product. By employing these measures, we are able to manage the mismatch between maturity dates of the loans and maturity dates of the trust products.

Business Infrastructure

Since our inception, we have strategically developed a network of branches and sub-branches in over 40 cities in China, which totaled 62 as of the date of this annual report. Specifically, we have carefully selected the geographic location of our offices with 14 branches and sub-branches in the Pearl River Delta region, 8 branches and sub-branches in the Yangtze River Delta region, and 40 branches and sub-branches in other areas. We prioritize expanding into cities that have stable housing market synergetic to our established network.

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

We have also developed a cooperative relationship with our experienced sales partners who work with local real estate brokers and banks who cannot accommodate second lien collateral to acquire high quality borrowers.

Risk Management

As a core component of our sustainable business model, we have developed a rigorous and robust risk management system. We focus on assessing both credit risks of borrowers and quality of collateral with our integrated online and offline processes. Our risk management system helps assist our trust company partners perform their own independent credit assessment. As of December 31, 2019, we had 640 employees in our risk management team. We impose strict guidelines on loan approvals and separation of loan approval and risk management. The loans we originated are divided into different categories by amount and are reviewed by various levels of seniority.

Our risk management is based on our institutional knowledge and is well tested and evidenced by historical performance and based on our product design, dual-factor risk assessment and effective post-loan management procedures. As of December 31, 2017, 2018 and 2019, the aggregate NPL rate was 1.00%, 1.05% and 3.55%, respectively. Charge-off ratio was 0.093%, 0.068% and 1.612% in 2017, 2018 and 2019, respectively.

Credit risk mitigation embedded in product design

The home equity loans we facilitate primarily take real properties located in Tier 1 and Tier 2 cities as collateral. Our loan portfolio spreads over 40 cities across China. We believe that such geographic diversification better protects us against deterioration of local housing and economic conditions. To further limit credit risk, we only permit home equity loans up to 70% LTV ratio with weighted average LTV ratio of 66.7%, 61.9% and 57.9% for home equity loans originated in 2017, 2018 and 2019, respectively, to ensure recovery in the event of borrower default. The LTV ratio varies for different types of real properties and is also adjusted pursuant to a borrower’s credit history and quality of the collateral and may be lowered in the event of a past default.

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

Dual-factor risk assessment with integrated online and offline process

We perform rigorous risk assessment on prospective borrowers and collateral in the following order:

Step 1: Collecting data on loan applicants

The first step of our borrower risk assessment process is to collect data on applicants upon approval by the borrower. This is typically done through information directly provided by applicants in our standardized application package, and information we aggregate from a number of sources, including various databases and the Credit Reference Center of the People’s Bank of China.

Step 2: Verification of information collected on loan applicants

The second step of our borrower risk assessment process is to verify the information collected in Step 1. This is done through our offline identity authentication procedures conducted by local office staff together with corresponding sales partners, which typically consists of site visits to applicants’ residences and business premises.

Step 3: Valuation of proposed collateral

We also perform risk assessment on the proposed real property collateral. The proposed real property collateral is appraised by independent leading online property appraisers and refined by us on specifics such as liquidity value, location, neighborhood, type, facing direction, floor plan and size.

Step 4: Verification of collateral condition

We also take measures to verify the condition of proposed collateral. Local office staff together with sales partners visit the property that a loan applicant intends to pledge. As part of the collateral assessment, we cross-check the preliminary valuation provided by our appraisal company partners with local real estate agents and bank mortgage documents.

If our verification procedure on either a loan applicant or collateral reveals significant discrepancies from the information provided by such applicant, we will not recommend such applicant to our trust company partners.

Step 5: Perfection of collateral

The last step of our collateral risk assessment process is to register the pledge over real properties under the names of trust company partners with local real property bureau. We assist our trust company partners to release loan proceeds only after obtaining the receipts on pledge application issued by local real property bureau. Borrowers are obligated to return loan proceeds if pledge is not successfully registered under extreme circumstances.

Effective post-loan management procedures

Under the agreements with our trust company partners, we are responsible for assist our trust company partners in monitoring collection of overdue principal and interest, and are authorized by our trust company partners to oversee the collection process.

Monitoring repayments. We help our trust company partners closely monitor loan repayments and help our sales partners closely monitor the real-time repayment status by posting them on the mobile app. Our system generates automatic payment reminders through SMSs one week before the due date. Collaborating with multiple sources of credit reference agencies, we help our trust company partners closely monitor if borrowers are involved in any new litigations.

Monitoring collateral status. We help our trust company partners selectively conduct searches against real property collateral depending on principal amount outstanding and nature and location of collateral. Such searches are supplemented with online re-valuation of collateral through our appraisal company partners and the search results will be shares real-time with sales partners through the mobile app.

Debt collection. In an event of default, we help our trust company partners utilize different collection measures with our integrated online and offline process, and with the assistance of our sales partners.

●	Within three to five business days past due, we and our sales partners will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties.

●	After a loan is past due for over six days, we and our sales partners will arrange a site visit to further assess the situation. If agreeable with the defaulting borrower, we will arrange for quick disposal plans, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, we will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral.

●	Once payment is 20 days past due, we will start preparing documents and materials for arbitration. Once payment is 30 days past due, we will initiate judicial proceedings against the defaulting borrower and inform the relevant sales partners the situation. Once payment is 30 to 90 days past due, we and our sales partners will continue the collecting efforts and move forward with the arbitration process. Once payment is over 90 days past due, we will keep the sales partners informed and the sales partners shall choose to (i) fully repay to us for the unpaid amount under the respective loan agreement for the borrower and acquire respective credit right, (ii) repay to us for the payment due and accrued interest under the respective loan agreement for the borrower and ensure the borrower pay for the rest payments under the loan agreement, or (iii) relinquish the respective Credit Risk Mitigation Position for such loan. If the sales partners do not choose to fully repay us as mentioned in (i) above, we will initiate judicial disposal plans or quick disposal plans.

We have implemented detailed debt collection guidance and code of conduct for our local staff to ensure our debt collection methods are ethical and in compliance with laws and regulations, and we share such materials with our sales partners for them to adjust their debt collection procedures accordingly. We recovered loan principal, interest and penalties which equal to 103.7%, 102.6% and 100.1% of the actual outstanding loan principal of these delinquent loans for the same periods, respectively.

Collateral

The borrowers pledge their real properties to our trust company partners in the case of trust lending and to our small loan subsidiaries in case of direct lending. We have developed detailed guidelines for real property collateral. The LTV ratios are also adjusted based on the type of property (residential or commercial), floor plan, age and credit history of property owners.

The following table illustrates the weighted average LTV ratio of all home equity loans we originated for the periods or as of the dates indicated, and a breakdown by collateral type.

	For the Year Ended December 31,
	2017	2018	2019
Weighted average LTV ratio by collateral type
Apartment	68.3%	62.7%	59.0%
House	56.0%	52.6%	43.9%
Commercial property	49.6%	44.8%	48.3%
Total	66.7%	61.9%	57.9%

The following table illustrates distribution of our outstanding loan principal by city tier as of December 31, 2018 and 2019, respectively.

	As of December 31,
	2018		2019
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Outstanding loan principal by collateral city tier
Tier 1	4,113	26.1%	2,730	24.3%
Tier 2	10,965	69.5%	7,628	67.7%
Others	703	4.4%	910	8.0%
Total	15,781	100.0%	11,268	100.0%

Technology

Our technology departments comprised of 44 employees as of December 31, 2019. We utilize our home equity loan information technology system to support our standardized credit application process. Through our information technology system, we are able to connect with third-party service providers’ systems, including credit risk evaluation systems and leading property appraisers, to automatically collect data generated from their systems. In addition, our local staff upload information collected during the due diligence process on a timely basis to supplement external credit data and ensure efficient approval process. Furthermore, we exchange loan application and approval information through our information technology system with our trust company partners’ systems. Our sales partners could acquire borrowers, upload due diligence files, track risk assessment processes and check their incentives online using this system.

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

Sales and Marketing

We acquire borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2017 and 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “—Our Borrower—Borrower Acquisition.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 18 software copyrights in China, including our proprietary loan management software and financial data analytics software. We have registered our domain name, cashchina.cn. As of December 31, 2019, we had five registered trademarks, including our “CNFH” and company logo.

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

Competition

As a leading player in China’s home equity loan service industry, we face competition from other national or regional home equity loan providers and home equity loan service providers, as well as from commercial banks and other traditional financial institutions. As our business continues to grow rapidly, we also face significant competition for highly skilled personnel, including management, marketing team and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and recruit additional highly skilled employees.

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

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013, and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The establishment procedures, organizational form, organizational structure and rules of conduct of a wholly foreign-owned enterprise are subject to PRC Foreign Investment Law and its Implementing Regulations, as came into effect on January 1, 2020, which provide that foreign investors shall not invest in the fields or industries prohibited for foreign investment access listed in the negative list, and shall comply with the conditions or requirements when invest in the restricted fields listed in the negative list, and foreign investors invest in the fields and industries not listed in the negative list are treated equally with the domestic investors. The organizational form, organizational structure, and rules of conduct of foreign-invested enterprises shall be governed by the PRC Company Law, the PRC Partnership Enterprise Law and other applicable laws.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation (“SAMR”) jointly issued the Measures for the Reporting of Foreign Investment Information (“Measures”), which came into effect on January 1, 2020, replacing the Interim Measures for the Administration of the Establishment and Change of Foreign-Invested Enterprises. The Measures provides that in terms of investing directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information to the competent commercial authority in accordance with the Measures. The competent commercial authority shall supervise and inspect the fulfillment of information reporting obligations of foreign investors and foreign-invested enterprises. If investment information is not filed in accordance with the Measures, foreign-invested enterprises may be required to make corrections or be subject to fines.

Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019 Version)

The Negative List uniformly lists special administrative measures on foreign investment access such as requirements on equity interest and management. Foreign investors investing in the fields and industries not listed in the negative list are treated equally with the domestic investors. The Negative List lists the transitional period for removing or relaxing access restrictions in certain fields and industries. After the transitional period, the investment access restrictions will be cancelled or relaxed. Our business is currently not listed in the Negative List (2019 Version).

Regulations Relating to Small Loan

Under the Guiding Opinions of the CBRC and the PBOC on the Pilot Operation of Small Loan Companies which was promulgated by the CBRC and the PBOC on May 4, 2008, or the Guiding Opinions on Small Loan Companies, a small loan company is a company that specializes in operating a small loan business with investments from natural persons, legal entities or other social organizations, and which does not accept public deposits. The establishment of a small loan company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a small loan company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital borrowed by a small loan company from financial institutions must not exceed 50% of the net capital of such small loan company, and the interest rate and term of the borrowed capital are required to be determined by us with the banking financial institutions upon consultation, and the interest rate on the borrowed capital must be determined by using the Shanghai Interbank Offered Rate as the base rate. With respect to the grant of credit, small loan companies are required to adhere to the principle of “small sum and decentralization.” The outstanding balance of the loans granted by a small loan company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a small loan company may be determined by such companies, but in no circumstance shall it exceed the restrictions prescribed by the judicatory authority, and the interest floor is 0.9 times the base interest rate published by the PBOC. Small loan companies have the flexibility to determine the specific interest rate within the range depending on market conditions. In addition, according to the Guiding Opinions on Small Loan Companies, small loan companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provision for impairment losses and are required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

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

Implementary Measures of Small Loan Companies in Beijing

The Implementary Measures of the Pilot Small Loan Companies in Beijing was issued by the People’s Government of Beijing Municipality on January 4, 2009. The Interim Measures of Supervisal Regulations on Pilot Small Loan Companies of Beijing was issued by the Finance Bureau of Beijing Municipality on May 31, 2011. The key regulations of small loan companies in Beijing are as follows:

●	no single largest shareholder (including its affiliates) may hold shares that exceed 30% of total registered capital of the small loan company; any other single shareholder and its affiliates may hold shares that exceed 1% but no more than 20% of total registered capital of the small loan company; and the shareholders of the small loan company shall be natural persons, legal entities and other social organizations in China, among others. The largest shareholder shall be a local natural person, legal entity or other social organization on a county basis;

●	if a small loan company is a limited liability company, its registered capital must be at least RMB50 million; and if it is a company limited by shares, its registered capital must be at least RMB100 million. All registered capital shall be valid and legal, paid in cash and paid in full by the contributors or promotors at one time; and

●	the funds of a small loan company mainly come from the capital contributed and funds donated by shareholders as well as funds raised from no more than two banking financial institutions and other fund resources approved by the relevant authorities, and the balance of funds obtained by a small loan company from banking financial institutions may not exceed 50% of its net capital.

Interim Administrative Measures of Small Loan Companies in Shenzhen

The Interim Administrative Measures of the Pilot Small Loan Companies of Shenzhen was issued by the People’s Government of Shenzhen Municipality on September 3, 2011. The Notice on Guidance on Approval Progress of Pilot Small Loan Companies of Shenzhen was issued by the Finance Development Service Office of Shenzhen Municipality on December 29, 2008. The Notice on Further Reinforcement and Regulation on Interim Guidance on Pilot Entry and Approval of the Small Loan Companies was issued by the Finance Development Service Office of Shenzhen Municipality on April 3, 2013. The Notice on the Pilot Business of Financing Innovation for Small Loan Companies in Shenzhen was issued by the People’s Government of Shenzhen Municipality Financing Development Service Office on February 20, 2014. The key regulations of small loan companies in Shenzhen are as follows:

●	if a small loan company is a limited liability company, its registered capital must be at least RMB300 million; if it is a company limited by shares, its registered capital must be at least RMB400 million;

●	the balance of funds obtained by a small loan company from external legitimate channels may not exceed 200% of its net capital the previous year;

●	the main promotor of a small loan company shall (1) have net assets no less than RMB200 million and an asset-liability ratio of no more than 65%, and, in principle, the long-term investment amount after investing in this project shall be no more than 60% of net assets (on a consolidated financial statements basis); and (2) have continuous positive earnings for three years with a total net profit of no less than RMB60 million, and the total tax contribution shall be no less than RMB18 million (on a consolidated financial statements basis);

●	enterprise, social organization or economic organization as other contributors shall be divided into two categories: (1) if the ratio of investments is 30% or more, it shall be subject to the approval process as the main promotor; and (2) if the ratio of investments is no more than 30%, it shall be subject to the following conditions: having been incorporated for more than three years with net assets no less than RMB100 million and an asset-liability ratio no more than 65%, and, in principle, the long-term investment amount after investing on this project shall be no more than 60% of net assets, having continuous positive earnings for two years with a total net profit of no less than RMB20 million, and the total tax contribution shall be no less than RMB6 million (on a consolidated financial statement basis);

●	if a foreign financial institution or small loan credit company (or other similar entity) is the main promotor, it shall be subject to the following conditions: (1) having total assets no less than RMB2 billion (on a consolidated financial statement basis); (2) having been engaged in financial business and continuously operating for no less than 10 years with sufficient analysis and research on the small loan market in China; and (3) shall obtain the approval of the financial regulation authorities as a bank financing institution;

●	the key management personnel may hold no more than 5% of shares of the small loan company, and, as a temporary restriction, no other social natural person may contribute to the small loan company;

●	the main promoter shall contribute no less than 30% of the total registered capital and shall control the company relatively, other contribution by other entities shall be no less than 5% of the total registered capital; and

●	the equity interests of a small loan company may be transferred, but no transfer or pledge is allowed in the first three years following the incorporation of the small loan company. Equity interests held by the directors or senior managers of the small loan company shall not be transferred during the term of office. As the time expires, the transferee shall have qualifications as the transferor, and the transferee shall not transfer its shares within three years following the date of change of registration of shares.

Guidance on Small Loan Companies in Chongqing

Guidance on Chongqing’s Promotion of Pilot Operation of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on August 1, 2008. Interim Measures of Chongqing Municipality for the Administration of Small Loan Companies was approved by the People’s Government of Chongqing Municipality on August 1, 2008. The Notice on Issues Concerning the Adjustment of Interim Measures of Chongqing Municipality for the Administration of Pilot Operation of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on April 27, 2009. The Notice on Further Promoting the Development of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on April 12, 2011. The Notice on Interim Supervision Regulations on Chongqing Small Loan Companies Financing Supervision was issued by Chongqing Financing Business Office on June 4, 2012. Opinions of the Chongqing Municipal People’s Government on Enhancing the Support to the Private Sector was issued by the People’s Government of Chongqing Municipality on June 6, 2012. The Guidelines for the Supervision of the Establishment and Change of Chongqing Small Loan Company (Trial Implementation) was issued by the Chongqing Finance Office, and implemented on July 1st, 2013. The Notice on Adjusting Regulations of Chongqing Small Loan Company was issued by the Chongqing Finance Office on October 27, 2016. The key regulations of small loan companies in Chongqing are as follows:

●	if a small loan company is a foreign investment company, its registered capital must be at least US$30 million, and the shareholding of the foreign investor must be more than 50%;

●	for small loan companies with sound corporate management and strong risk management ability, the balance of the capital borrowed from banking financial institutions can be 100% of its net capital;

●	the balance of loans granted to a single borrower by a small loan company must not exceed 10% of the net capital of the company and the balance of credit limit granted to a single client as a group enterprise must not exceed 15% of the net capital of the small loan company; and

●	any small loan company established in Chongqing which conforms to the provisions of the policies on industries encouraged by the state in western development will have income tax levied at a preferential tax rate of 15%.

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

The PBOC and the National Financial Standardization Technical Committee released the Personal Financial Information Protection Technical Specifications (“Specifications”) on February 13, 2020, according to which financial institutions shall not entrust or authorize other institutions without the qualification for financial business to collect information such as identification card number, mobile phone number and other information that is linked to the identity of a specific individual. As of the date hereof, there is no such terms or provisions that the Company is entrusted or authorized to collect such information from the borrower by the trust companies in the agreements between the Company and the trust companies. The Company has collected information from the borrowers with the borrowers’ express consent. Given that the Specifications is relatively new, we cannot guarantee whether the relevant regulatory authorities would have different understandings, and thereby question our business model. In the future, we will continue to improve our business model in accordance with this Specifications.

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

Regulations Relating to Financing Guarantee

In March 2010, CBRC, NDRC, MIIT, MOFCOM, PBOC, SAIC and the Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies. The Tentative Administrative Measures for Financing Guarantee Companies requires an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

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

The Supplementary Provisions stipulates that any institution, which provides services such as customer recommendation and credit evaluation for different kinds of lending institutions, shall not provide any financing guarantee services directly or in a disguised way, without approval. As for an institution which has no business license for financing guarantee business but actually engages in the financing guarantee business, the competent supervision and administration department shall ban it in accordance with the Regulation on Financing Guarantee Companies and order it to properly settle the stock business. If the institution intends to continue to engage in the financing guarantee business, it shall establish a financing guarantee company pursuant to the Regulation on Financing Guarantee Companies.

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

To further clarify the criminal charges and punishments relating to illegal public fundraising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, or the Illegal Fundraising Judicial Interpretations, which came into force in January 2011. The Illegal Fundraising Judicial Interpretations provides that a public fundraising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law if it meets all the following four criteria: (i) the fundraising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fundraising targets the general public as opposed to specific individuals. An illegal fundraising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fundraising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fundraising targets involved, (iii) with direct economic loss caused to fundraising targets exceeding RMB500,000, or (iv) the illegal fundraising activities have caused baneful influences to the public or have led to other severe consequences. In addition, an individual or an entity who has aided in illegal fundraising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commissions, may be considered an accomplice in the crime of illegal fundraising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fundraising Criminal Cases, the administrative proceeding for determining the nature of illegal fundraising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fundraising, and the administrative departments’ failure in determining the nature of illegal fundraising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising. According to “the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on the Promulgation of Opinions on Several Issues in Handling Criminal Cases of Illegal Fundraising” issued in January 2019, the determination of the “illegality” of fund-raising shall be based on the laws and regulations of the national financial management. If there are only general stipulations in the laws and regulations of the national financial management, the “illegality” could be determined in accordance with the spirit of laws and regulations and the provisions on regulatory documents such as regulations, measures, and implementation rules of the People’s Bank of China, the China Insurance Regulatory Commission, the China Securities Regulatory Commission.

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

On November 28, 2019, the Secretary Bureau of the State Internet Information Office, the General Office of the MIIT, the General Office of the Ministry of Public Security, and the General Office of the SAMR issued the Identification Methods for Collection and Use of Personal Information in Violation of Laws by Applications, which enumerates the conducts to be including those with no published rules, no explicit purpose, method and scope when collecting and using personal information, collection and use of personal information without user consent, violation of “necessary principle”, collection of personal information unrelated to the services provided, and provision of personal information to others without consent, failure to provide the function of deleting or correcting personal information as required by law, or no published information for complaints and reporting methods.

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

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended in 1993, 2001, 2013, and 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended on April 29, 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the first or any renewed 10-year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registrations. Any malicious application for trademark registration not for the purpose of use shall be rejected. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements should be filed with the Trademark Office or its regional offices.

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

As of December, 2019, we had five registered trademarks and six trademark applications with the Trademark Office under the State Administration for Industry and Commerce. We have 18 registered Copyright of Software Products and one registered Domain Name.

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994, and most recently amended on December 29, 2018, or the Labor Law, and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012, or the Labor Contract Law, employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by the Social Insurance Law of PRC promulgated by the Standing Committee of the NPC in October 2010, which became effective in July 2011, as most recently amended on December 29, 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002, and most recently amended on March 24, 2019 and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

We have not made adequate contributions to employee benefit plans as required by applicable PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008, and most recently amended on December 29, 2018, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008, and most recently amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they are qualified for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal laws and regulations governing the distribution of dividends of foreign-invested enterprises include the PRC Foreign Investment Law and its Implementing Regulations, both of which came into effect on January 1, 2020, and other applicable laws, according to which a foreign investor may, in accordance with the law, freely transfer into or out of the PRC its contributions, profits, capital earnings, income from asset disposal, intellectual property rights royalties acquired, compensation or indemnity legally obtained, income from liquidation, etc., made or derived within the territory of the PRC in RMB or any foreign currency, subject to no illegal restriction by any entity or individual in terms of the currency, amount, frequency of such transfer into or out of the PRC, etc..

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

Summaries of the National Conference for the Work of Courts in the Trial of Civil and Commercial Cases

Summaries of the National Conference for the Work of Courts in the Trial of Civil and Commercial Cases circulated by the Supreme People’s Court On November 8, 2019 (“Summaries”), provides that, in the trust documents and relevant contracts, the beneficiaries are divided into different categories, such as preferential beneficiaries and inferior beneficiaries, and it is stipulated that the preferential beneficiaries will subscribe for trust plan shares with their asset, and after the trust expires, the inferior beneficiaries bear the obligation to make up the difference between the benefit obtained from the trust property by the preferential beneficiaries plus its investment principal and the agreed proceeds. The people’s court shall legally support preferential beneficiaries’ claims for the liability borne by inferior beneficiaries as agreed. The agreement on the rights and obligations of different types of beneficiaries in the trust documents will not affect the determination of the legal trust relationship between the beneficiary and the trustee. In addition, the Summaries provided for the nature of credit enhancement documents, i.e., where any party which are not parties to the trust contract provides similar commitment documents such as making up differences by this third party, fulfillment of the repurchase obligations at maturity instead, and liquidity support as credit enhancement measures, the contents of which comply with the provisions of the law on guarantees, the people’s court shall determine that a guarantee contractual relationship is established among the parties. If the contents do not comply with the provisions of the law on guarantees, the corresponding rights and obligations shall be determined according to the specific content of the commitment document, and the corresponding civil liability shall be determined according to the facts of the case.

Notice on Further Regulating Financial Marketing and Publicity Activities

The People’s Bank of China, the China Banking Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange have issued notices on further regulating financial marketing and publicity activities on December 20, 2019, which took effect on January 25, 2020. It is stipulated it is illegal to engage in financial business without a business license or beyond the permitted business scope, and market entities that fail to obtain relevant financial business qualifications shall not conduct marketing and publicity activities relating to the financial business, except that information release platforms and media entrusted by relevant financial business qualifications carry out financial marketing and publicity activities for them.

As this notice is relatively new, in the cooperation agreements we signed with the trust companies, there is no specific agreement on the marketing and publicity activities of financial products. At present, we have started to communicate with the trust partners on financial product marketing and publicity issues. We will improve the cooperation model to ensure that the marketing activities of us and our sales partners are legal and in compliance.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure with material subsidiaries as of the date of this annual report. For a complete list of our subsidiaries, please refer to note 1 to our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019 included elsewhere in this annual report. We subscribe to the subordinated units of the trust products issued under long-term trust plans through three of our wholly owned subsidiaries, Guangzhou Heze Information Technology Co., Ltd., Guangzhou Chengze Information Technology Co., Ltd., and Shenzhen Fanhua United Investment Group Co., Ltd.. From an accounting perspective, we are exposed to the risk and variability of returns from activities of the trust plans and are therefore required to consolidate the financial results of the trust plans, including the results related to the senior units. Financial data of a trust plan is consolidated as if the trust plan is a subsidiary. Income and expenses of the trust plans are consolidated on our consolidated statements of comprehensive income while assets and liabilities of the trust plans are consolidated on our consolidated balance sheet. We do not, however, have ownership interest in the trust plans from a legal perspective other than in the subordinated units that account for only a portion of the total outstanding amount of the trust plans. For details of the contractual structural leverage ratio of each trust plan, please refer to “Item 4. Information of the Company—B. Business Overview—Our Funding Model.”

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

Our corporate headquarters are located in Guangzhou, China, where we lease 1,855 square meters of office space pursuant to a lease expiring in September 2020. We also maintain leased properties ranging from 27 square meters to 1,856 square meters in over 40 cities. The lease term varies from 12 months to four years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional funding as needed to accommodate future growth.

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

We have established a national network of 62 branches and sub-branches in over 40 cities in China. We acquire our borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2017 and 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” In 2017 and 2018, we originated home equity loans with an aggregate principal amount of RMB17.1 billion and RMB9.5 billion, respectively, representing a decrease of 44.4%. In 2019, we originated home equity loans with an aggregate principal amount of RMB6.3 billion, representing a decrease of 33.7% from 2018. We originated home equity loans for 23,705 and 16,167 borrowers in 2017 and 2018, respectively, representing a decrease of 31.8%. In 2019, we originated home equity loans for 12,790 borrowers, representing a decrease of 20.9% from 2018. In 2017, 2018 and 2019, the average tenor of the home equity loans we originated was 66, 50 and 22 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 23.7%, 22.0% and 19.4% per annum, respectively. The decrease in the weighted average effective interest rate is due to the fact that we ceased charging financing service fee to the borrowers starting from August 2017.

Our practical risk assessment procedure focuses on both credit risks of borrowers and quality of the collateral. We have also established guidelines on characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%. The weighted average LTV ratio of the home equity loan origination volume was 66.7%, 61.9% and 57.9% in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, our aggregate NPL rate was 1.00%, 1.05% and 3.55%, respectively. Charge-off ratio in 2017, 2018 and 2019 was 0.093%, 0.068% and 1.612%, respectively.

Our total operating income increased from RMB2,013.0 million in 2017 to RMB2,338.2 million in 2018, representing an increase of 16.2%, and decreased to RMB1,614.7 million in 2019, representing a decrease of 30.9%. Our net income increased from RMB532.7 million in 2017 to RMB860.9 million in 2018, representing an increase of 61.6%, and decreased to RMB534.6 million in 2019, representing a decrease of 37.9%.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of trust plans and provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated unit holder and (ii) a performance-based service fee up to 8% per annum of the size of trust plans payable to us for our services provided to trust plans. Our cost of the subordinated units as measured by the investment amount was RMB4,626.1 million, RMB4,330.3 million and RMB3,150.5 million as of December 31, 2017, 2018 and 2019, respectively. Our investment return from the subordinated units was RMB1,595.3 million, RMB903.2 million and RMB663.2 million in 2017, 2018 and 2019, respectively.

As a subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans on our consolidated financial statements, including those of the senior units. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with management service expenses of trust plans for accounting purposes. In 2017, 2018 and 2019, we generated a service fee charged to trust plans of RMB611.0 million, RMB1,083.8 million and RMB760.5 million, respectively.

Key Factors Affecting Our Results of Operations

Ability to maintain and expand borrower base

Due to the nature of our business, our ability to increase our loan origination volume largely depends on our ability to acquire new borrowers for the loans we facilitate. We used to acquire borrowers primarily through our own network and sales personnel and since January 2019, we have been acquiring borrowers primarily through our sales partners under our new collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” Our sales partners are typically local loan facilitators who have their own sales and marketing teams, they use such teams to reach to qualified candidates and recommend them to our platform. In 2017 and 2018, most of our borrowers have been engaged through our local offices and word-of-mouth marketing. In 2019, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. We originated home equity loans for 23,705, 16,167 and 12,790 borrowers in 2017, 2018 and 2019, respectively. Our results of operations and ability to sustain and increase loan volumes will depend on our ability to maintain and expand borrower base.

Effective risk management

Our operating income and profitability are largely affected by our and our trust company partners’ risk management capabilities. We are exposed to credit risks under the trust lending model as a result of subscription of subordinated units and credit strengthening services and being a lender under the direct lending model. As such, the ability of us and our trust company partners to accurately assess default risks through our and our trust company partners’ credit analysis system directly affects our loan aggregate delinquency rates and profitability. Any significant weakness in our or our trust company partners’ risk management system will directly or indirectly result in an increase in delinquency of loans originated by us or a failure of our loan servicing to recover losses. For a detailed discussion of our risk management, please refer to “Item 4. Information of the Company—B. Business Overview—Risk Management.”

Relationship with our funding partners

Our collaborative relationships with our funding partners are critical to our operations. We mainly collaborate with our trust company partners through trust lending model. In 2017, 2018 and 2019, approximately 95.4%, 99.5% and 100.0% of our total home equity loan origination volume was funded under trust lending model, respectively. The availability of funds from our funding partners affects our liquidity and the amount of loan transactions that we can facilitate, which directly affects our profitability. Terms of our collaboration agreements with our funding partners generally set the financing costs of our home equity loan business. Our financing costs for senior units excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2019. The interest charged by trust company partners to our borrowers affects our profitability. If we fail to maintain or deepen our existing relationships with our trust company partners, our liquidity and profitability may be adversely affected. A general deterioration of our relationships with our funding partners will result in a significant decrease in liquidity or in our service fees charged to trust plans, and we may not be able to secure alternative financing on terms acceptable to us or our borrowers, or at all. This may result in a decrease in the volume of loans we facilitate, which has a material adverse impact on our business and results of operations. For detailed discussion relating to our relationship with our funding partners, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model.”

China’s macro-economic environment

Our business depends on the growth of MSE owners’ demand for home equity loan financing, which in turn depends on China’s macro-economic environment. General economic factors, including the real estate prices, credit environment for MSEs, interest rate environment and unemployment rates, may affect borrowers’ willingness to seek home equity loans and/or repayment capability. For example, significant increase in interest rates could cause prospective borrowers to defer obtaining loans as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in the unemployment rate and/or a decrease in real income, may affect MSEs’ revenue. All these factors may affect borrowers’ repayment capability and their willingness to seek loans, which may potentially affect aggregate delinquency rates. Further, the COVID-19 outbreak had a negative impact on China’s macro-economic environment which has resulted in a negative impact on our results of operations in the first quarter of 2020, and may continue to result in a material negative impact on our business and results of operations. For details, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business— We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

Loan Performance Data and Trend Analysis

Our operating results and financial condition are directly affected by the performance of the loans we originate. We focus mainly on the aggregate NPL rate as home equity loans over 90 days past-due are more difficult and time-consuming to recover. Our aggregate NPL rate as of December 31, 2017, 2018 and 2019 was 1.00%, 1.05% and 3.55%, respectively.

	As of and for the Year Ended December 31,
Loan performance metrics	2017	2018	2019
Aggregate delinquency rate (1)	4.26%	7.58%	5.43%
Aggregate NPL rate (2)	1.00%	1.05%	3.55%
Allowance ratio (3)	2.64%	5.44%	9.05%
NPL provision coverage ratio (4)	159.30%	218.76%	65.84%

Notes:

(1)	Aggregate delinquency rate is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, which are RMB28.3 billion, RMB37.8 billion and RMB44.2 billion in fiscal year 2017, 2018 and 2019, respectively.

(2)	Aggregate NPL rate is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, which are RMB28.3 billion, RMB37.8 billion and RMB44.2 billion in fiscal year 2017, 2018 and 2019, respectively.

(3)	Allowance ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date.

(4)	NPL provision coverage ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date.

Our aggregate delinquency rate has increased from 4.26% as of December 31, 2017 to 7.58% as of December 31, 2018, and decreased to 5.43% as of December 31, 2019. The decrease in the aggregate delinquency rate was due to our continuous efforts in maintaining loan quality, effective collecting methods implemented by us and sales partners as well as the accelerated disposal of delinquent loans.

Our aggregate NPL rate had increased from 1.00% as of December 31, 2017 to 1.05% as of December 31, 2018, and further increased to 3.55% as of December 31, 2019. Historically, we were able to help our trust company partners enforce their rights to the collateral through a power of attorney that was signed by the borrower and notarized by a notary public before loan disbursement. This allowed the trust company partners to quickly dispose of the collateral without having to involve the borrower. Due to recent regulatory changes, we ceased this practice. As a result, the overall disposal time for collateral is now longer, resulting in an increase in the NPLs and thus a corresponding increase in the aggregate NPL rate.

Our allowance ratio has increased from 2.64% as of December 31, 2017 to 5.44% as of December 31, 2018, and further to 9.05% as of December 31, 2019, while our NPL provision coverage ratio has increased from 159.3% to 218.8% and decreased to 65.8% as of the same dates. Increases in allowance ratio and NPL provision coverage ratio from December 31, 2017 to December 31, 2018 were primarily attributable to the increases in the amount of allowance for loan principal, interest and financing service fee receivables in the relative period. Such amount of allowances is composed of both collectively assessed allowances for non-delinquent loans and loans delinquent within 90 days and individually assessed allowances for NPLs or loans considered impaired. In general, collectively assessed allowances are derived by applying a provision rate of loans that are collectively assessed, which is determined using a roll rate-based model. The roll rate-based model stratifies the loans principal, interest and financing service fee receivables by delinquency stages which are divided by days overdue and projected forward in next stage using probability of default. Individually assessed allowance, for the loans whose payments are contractually past due more than 90 days or which are considered impaired, is established when the discounted cash flows, collateral value (less disposal costs) or observable market price of the impaired loan are lower than its carrying value. As both of our non-delinquent loans and delinquent loans within 90 days have increased during 2017 to 2018 in parallel with our business expansion, there is a general increase in our allowance ratio and NPL provision coverage ratio. Increase in allowance ratio from December 31, 2018 to December 31, 2019 was primarily attributable to the combined effect of increase in individually assessed allowance and decrease in outstanding loan principal in 2019. Decrease in NPL provision coverage ratio from December 31, 2018 to December 31, 2019 was primarily attributable to increase in the amount of NPLs in 2019.

We incur losses and charge-off loans when we determine that the loan is uncollectable, after we have exhausted all collection efforts in assisting our trust company partners to collect loans. The following tables sets forth below our charge-off ratio for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
Charge-off ratio	0.093%	0.068%	1.612%

For the loans granted to borrowers introduced by our sales partners under the new collaboration model, the aggregate delinquency rate decreased to 3.57% from 5.74% for the loans facilitated under our traditional facilitation mode without involvement of sales partners and the aggregate NPL rate decreased to 0.42% from 4.08% for the loans facilitated under our traditional facilitation mode without involvement of sales partners, mainly due to the extra screening and credit risk sharing provided by our sales partners on the borrowers. For details, please refer to “4.B. Business Overview—Our Borrowers— Collaboration Model.”

Our charge-off ratio remained low at 0.093%, 0.068% and 1.612% in 2017, 2018 and 2019 as we continue to dispose of collateral through judicial or arbitration proceedings and utilize other quick disposal plans available to manage NPLs. Meanwhile, we also transfer loans to third parties in exchange for proceeds upfront to quickly recover overdue loans, and the related gains or losses from such sale will be accounted for as other gains/(losses) in our consolidated statements of comprehensive income.

Selected Income Statement Items

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest revenue. Net interest and fees income after collaboration cost represents total interest and fees income netting of total interest expense and collaboration cost for sales partners. In 2017, 2018 and 2019, we generated net interest and fees income after collaboration cost of RMB2,000.5 million, RMB2,349.6 million and RMB1,486.3 million (US$213.1 million), respectively. Total non-interest revenue comprises net realized gains/(losses) on sales of investments and other gains/(losses), net. In 2017, 2018 and 2019, we generated total non-interest revenue of RMB12.5 million, non-interest losses of RMB11.4 million and non-interest revenue of RMB128.5 million (US$18.4 million), respectively.

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

The following table sets forth a breakdown of our total operating income for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Interest and fees income
Interest and financing service fee on loans	3,406,110,592	4,278,820,368	2,953,480,997	423,365,299
Interest on deposits with banks	4,337,177	13,844,598	16,680,498	2,391,058
Total interest and fees income	3,410,447,769	4,292,664,966	2,970,161,495	425,756,357

Interest expense
Interest expense on interest-bearing borrowings	(1,401,191,685)	(1,942,449,117)	(1,309,835,699)	(187,757,762)
Interest expense paid to related parties	(8,714,000)	(610,405)	—	—
Total interest expense	(1,409,905,685)	(1,943,059,522)	(1,309,835,699)	(187,757,762)
Net interest and fees income	2,000,542,084	2,349,605,444	1,660,325,796	237,998,595
Collaboration cost for sales partners	—	—	(174,042,054)	(24,947,974)
Net interest and fees income after collaboration cost	2,000,542,084	2,349,605,444	1,486,283,742	213,050,621
Non-interest revenue
Realized (losses)/gains on sales of investments, net	(11,527,798)	3,185,026	46,126,258	6,611,946
Other gains/(losses), net	23,979,610	(14,582,940)	82,334,488	11,802,197
Total non-interest revenue	12,451,812	(11,397,914)	128,460,746	18,414,143
Total operating income	2,012,993,896	2,338,207,530	1,614,744,488	231,464,764

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

Interest expense

We recorded interest expense of RMB1,409.9 million, RMB1,943.1 million and RMB1,309.8 million (US$187.8 million) in 2017, 2018 and 2019, respectively.

Our interest expense consists of interest expense on interest-bearing borrowings and interest expense paid to related parties. In 2017 and 2018, the interest expense on interest-bearing borrowings was RMB1,401.2 million and RMB1,942.4 million, accounting for 99.38% and 99.97%, respectively, of our total interest expense for the same periods. In 2019, the interest expense on interest-bearing borrowings was RMB1,309.8 million (US$187.8 million), accounting for 100% of our total interest expense for the same period.

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

Interest expense paid to related parties

Fanhua Inc. holds 20.6% of our equity interest and granted us loans in 2017. Such transaction was priced on arm’s length. These borrowings bore an interest rate of 7.3% per annum and were repayable on demand. These borrowings had been fully repaid in 2017. There were no other loans due to related parties in 2018 and 2019. In 2018, Fanhua Inc. and its subsidiaries transferred all their senior units and intermediate units to a third party. As a result, the interest expense paid to related parties was RMB610,405 in 2018. After the transfer, the amounts due to related parties were nil as of December 31, 2018 and 2019. No interest expense was paid to related parties in 2019.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners. It has increased from nil in 2018 to RMB174.0 million (US$24.9 million) in 2019, primarily due to the development of the collaboration model was started since 2019.

Non-interest revenue

Realized (losses)/gains on sales of investments

Realized (losses)/gains on sales of investments consist of realized gains and losses from the disposal of available-for-sale investments, presented on a net basis.

Other gains/(losses), net

Other gains/(losses), net consist of mortgage agency service revenue, net gain on disposal of subsidiaries, labor outsourcing services income, foreign exchange gain/(loss), register services income, net loss on disposal of property and equipment, net gains/(losses) on sale of loans, net gains on confiscated credit risk mitigation positions and others.

Operating expenses

Our operating expenses consist of employee compensation and benefits, share-based compensation expenses, taxes and surcharges, operating lease cost, offering expenses and other expenses.

The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	545,956,248	27.1%	443,071,028	18.9%	228,135,061	32,701,909	14.1%
Share-based compensation expenses	182,689,766	9.1%	39,715,168	1.7%	15,886,067	2,277,181	1.0%
Taxes and surcharges	38,835,933	1.9%	81,198,115	3.5%	67,689,864	9,702,971	4.2%
Operating lease cost	47,896,817	2.4%	58,317,758	2.5%	36,607,623	5,247,502	2.3%
Offering expenses	—	—	10,858,717	0.5%	—	—	—
Other expenses	82,194,556	4.1%	113,555,657	4.9%	182,678,536	26,185,966	11.3%
Total operating expenses	897,573,320	44.6%	746,716,443	32.0%	530,997,151	76,115,529	32.9%

Other expenses primarily consist of (i) advertising and promotion expenses; (ii) litigation fees; (iii) attorney fees; (iv) office and commute expenses, which mainly include expenses relating to office renovation, office facility expansion and daily commute; (v) consulting fees; (vi) entertainment and traveling expenses and other expenses and (vii) depreciation and amortization.

The following table sets forth breakdown of other expenses in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Other expenses
Advertising and promotion expenses	15,028,164	0.7%	15,323,838	0.7%	45,789,035	6,563,607	2.8%
Litigation fees	3,849,125	0.2%	22,467,468	1.0%	25,305,057	3,627,341	1.6%
Attorney fees	2,904,807	0.1%	5,983,431	0.2%	23,748,333	3,404,193	1.5%
Office and commute expenses	18,769,477	0.9%	14,425,608	0.6%	21,835,262	3,129,965	1.4%
Consulting fees	2,528,958	0.1%	9,580,602	0.4%	16,762,953	2,402,878	1.0%
Depreciation and amortization	10,804,855	0.5%	13,299,246	0.6%	10,917,300	1,564,935	0.7%
Entertainment and traveling expenses	14,506,006	0.7%	14,237,820	0.6%	10,905,234	1,563,205	0.7%
Directors and officers liability insurance	—	—	—	—	6,433,824	922,253	0.4%
Communication expenses	2,598,250	0.1%	2,549,164	0.1%	2,874,165	411,996	0.2%
Research and development expenses	4,794,998	0.2%	1,419,878	0.1%	2,430,338	348,376	0.2%
Others	6,409,916	0.3%	14,268,602	0.6%	15,677,035	2,247,217	1.0%
Total other expenses	82,194,556	4.1%	113,555,657	4.9%	182,678,536	26,185,966	11.3%

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

PRC

Our subsidiaries and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008, and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Revenue recognition

Interest and financing service fee on loans which are amortized over the contractual life of the related loans are recognized in consolidated statements of comprehensive income in accordance with Accounting Standard Codification (“ASC”) 310 using the effective interest method.

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

Mortgage agency service revenue and asset management revenue

We earn mortgage agency service revenue from providing mortgage agency services to borrowers applying for a bank loan. Mortgage agency service fee is often received immediately or shortly after establishing contracts with customers. This kind of revenue is recognized at the time when loan is granted as that is the point of time we fulfill the customer’s request, and is then recognized on an accrual basis in accordance with the terms of the relevant agreements.

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

Rendering of services

In 2018 and 2019, we did not have income from rendering of services. In 2017, the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognized by reference to the stage of completion of the transaction based on the services performed to date as a percentage of the total services to be performed.

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

We facilitate credit to borrowers through structured funds which are considered as consolidated VIEs and we evaluated VIEs for consolidation in accordance with ASC 810. Although we have ceased providing credit enhancement and top-up arrangements since March 2018, we, as the subordinated units holder, still provide credit strengthening services and are responsible to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior units, we also act as the manager of the structured funds, those are the two key factors to determine that we should consolidate the structured funds. As a result, the loan principal remains on our consolidated balance sheets, whilst the funds received from senior tranches holders are recorded as Other Borrowings in our consolidated balance sheets.

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

Charge-off policies

We incur losses and charge off loans when we determine the remaining balance is uncollectable after exhausting all collection efforts. In order to comply with ASC 310, we consider loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; or (iii) we conclude that it has exhausted its collection efforts.

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

On August 27, 2018, we adopted our 2018 CNFinance Holdings Limit Share Incentive Plan, or the 2018 Plan to replace the 2017 Plan and granted 187,933,730 options to certain management members and employees to purchase up to 187,933,730 of our ordinary shares under this 2018 Plan to replace the granted and outstanding options under the 2017 Plan.

On December 31, 2019, we granted up to 119,674,780 options to certain management members and employees to purchase up to 119,674,780 of our ordinary shares under the 2018 Plan. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date. As of the date hereof, the options may be allocated to up to 159 employees. Vested options will expire five years from the date of vesting.

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of estimated forfeitures over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. There were no market conditions associated with the share option grants.

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

Excluding the options containing service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (“2018 Option”)	Share awards granted on December 31, 2019 (“2019 Option”)
Expected volatility	40%	41.52%
Expected dividends	—	—
Risk-free interest rate	3.10%	3.12%
Expected term (in years)	5	5
Expected life (in years)	6	8

The contractual life of the share option is used as an input into the binomial option pricing model. Exercise multiple and post-vesting forfeit are incorporated into the model. When the options of the 2018 Option were issued, our shares had not been publicly traded at the time the options were issued and our shares were rarely traded privately, expected volatility for the shares underlying such options is estimated based on the average historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The risk-free rate for the expected term of the option is based on the yield to maturity of China’s six-year government bond at the date of grant. When the options of the 2019 Option were issued, our shares were already publicly traded. Since the shares have only been publicly traded for just over a year, the expected volatility for the shares underlying such options is estimated based on the historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The contractual life of the options is 6 years, 7 years and 8 years, respectively. Therefore, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 5-year, 7-year and 10-year government bond, using interpolation method, at the date of grant. We have has not declared or paid any cash dividends on our capital stock, and do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

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

Date of options grant	Options granted	Exercise price		Fair value of option		Fair value of ordinary shares
January 3, 2017	75,173,492	RMB	0.50	RMB	1.26	RMB	1.72
January 3, 2017	112,760,238	RMB	0.50	RMB	1.27	RMB	1.72
December 31, 2019	83,772,346	RMB	1.00	RMB	0.71	RMB	1.40
December 31, 2019	35,902,434	RMB	1.00	RMB	0.75	RMB	1.40

For the option granted on January 3, 2017, the Group recognized compensation expenses of RMB39,715,168 and RMB15,886,067 in year 2018 and 2019, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized. As of December 31, 2019, there was RMB86,614,000 of total unrecognized compensation cost related to unvested stock options granted under the 2018 Plan. That cost is expected to be recognized over a weighted average period of 1.35 year.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results in any period are not necessary indicative of our future trends.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Interest and fees income
Interest and financing service fee on loans	3,406,110,592	4,278,820,368	2,953,480,997	423,365,299
Interest on deposits with banks	4,337,177	13,844,598	16,680,498	2,391,058
Total interest and fees income	3,410,447,769	4,292,664,966	2,970,161,495	425,756,357

Interest expense
Interest expense on interest-bearing borrowings	(1,401,191,685)	(1,942,449,117)	(1,309,835,699)	(187,757,762)
Interest expense paid to related parties	(8,714,000	(610,405)	—	—
Total interest expense	(1,409,905,685)	(1,943,059,522)	(1,309,835,699)	(187,757,762)

Net interest and fees income	2,000,542,084	2,349,605,444	1,660,325,796	237,998,595
Collaboration cost for sales partners	—	—	(174,042,054)	(24,947,974)
Net interest and fees income after collaboration cost	2,000,542,084	2,349,605,444	1,486,283,742	213,050,621
Provision for credit losses	(306,752,951)	(433,753,901)	(362,735,159)	(51,996,095)
Net interest and fees income after provision for credit losses	1,693,789,133	1,915,851,543	1,123,548,583	161,054,526
Realized (losses)/gains on sales of investments, net	(11,527,798)	3,185,026	46,126,258	6,611,946
Other gains/(losses), net	23,979,610	(14,582,940)	82,334,488	11,802,197
Total non-interest revenue	12,451,812	(11,397,914)	128,460,746	18,414,143

Operating expenses
Employee compensation and benefits	(545,956,248)	(443,071,028)	(228,135,061)	(32,701,909)
Share-based compensation expenses	(182,689,766)	(39,715,168)	(15,886,067)	(2,277,181)
Taxes and surcharges	(38,835,933)	(81,198,115)	(67,689,864)	(9,702,971)
Operating lease cost	(47,896,817)	(58,317,758)	(36,607,623)	(5,247,502)
Offering expenses	—	(10,858,717)	—	—
Other expenses	(82,194,556)	(113,555,657)	(182,678,536)	(26,185,966)
Total operating expenses	(897,573,320)	(746,716,443)	(530,997,151)	(76,115,529)

Income before income tax	808,667,625	1,157,737,186	721,012,178	103,353,140
Income tax expense	(275,994,868)	(296,828,475)	(186,368,236)	(26,714,864)
Net income	532,672,757	860,908,711	534,643,942	76,638,276
Earnings per share
Basic	0.43	0.69	0.39	0.06
Diluted	0.40	0.62	0.36	0.05
Other comprehensive (losses)/income
Net unrealized (losses)/gains on available-for-sale investments	(2,601,355)	1,585,705	(1,518,079)	(217,608)
Foreign currency translation adjustment	(198,794)	(1,682,779)	3,965,185	568,388
Comprehensive income	529,872,608	860,811,637	537,091,048	76,989,056

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Interest and fees income

Interest and financing service fee on loans

Our interest and financing service fee on loans decreased by 31.0% from RMB4,278.8 million in 2018 to RMB2,953.5 million (US$423.4 million) in 2019, primarily due to the decrease in the balance of average daily loans outstanding, which is a result of our strategic focus on ensuring loan quality over loan growth and devoting our resources to the new collaboration model. We expect our interest and financing service fee on loans to decrease for the first and second quarter of 2020 on a year-over-year basis, as our business is negatively impacted by the novel coronavirus (COVID-19). For details, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business— We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

Interest on deposits with banks

Interest on deposits with banks increased by 21.0% from RMB13.8 million in 2018 to RMB16.7 million (US$2.4 million) in 2019, primarily due to larger balance of time deposits with higher interest rates.

Interest expense

Interest expense decreased by 32.6% from RMB1,943.1 million in 2018 to RMB1,309.8 million (US$187.8 million) in 2019, primarily due to (a) the decrease in interest-bearing borrowings which bore relatively higher interest rates, and (b) the prompt repayments to trust companies after borrowers made payments for underlying loans, which resulted in a decrease of idle cash.

Net interest and fees income

As a result of the foregoing, our net interest and fees income decreased by 29.3% from RMB2,349.6 million in 2018 to RMB1,660.3 million (US$238.0 million) in 2019.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners, was RMB174.0 million (US$24.9 million) for the fiscal year of 2019, and was nil in 2018, primarily due to the fact that we have just upgraded our business model into the collaboration model since 2019.

Provision for credit losses

Provision for credit losses decreased by 16.4% from RMB433.8 million in 2018 to RMB362.7 million (US$52.0 million) in 2019. The decrease was mainly attributable to the following reasons: (a) the decrease in the overall outstanding principal of non-delinquent loans and loans delinquent within 90 days resulted in a decrease in collectively assessed allowances and (b) under the new collaboration model, our sales partners provided Credit Risk Mitigation Position as guarantees for loans originated through them.

Non-interest revenue

Our non-interest revenue changed from net losses of RMB11.4 million in 2018 to net revenue of RMB128.5 million (US$18.4 million) in 2019.

Realized gains/(losses) on sales of investments, net

Our realized gains on sales of investments increased from RMB3.2 million in 2018 to RMB46.2 million (US$6.6 million) in 2019. The increase in 2019 is primarily attributable to the gains from asset management products and wealth management products.

Other gains/(losses), net

Other gains/(losses), changed from net losses of RMB14.6 million in 2018 to net gains of RMB82.3 million (US$11.8 million), primarily attributable to the gains from disposing non-performing assets during the year.

Operating expenses

Our total operating expenses decreased by 28.9% from RMB746.7 million in 2018 to RMB531.0 million (US$76.1 million) in 2019.

Employee compensation and benefits

Employee compensation and benefits decreased by 48.5% from RMB443.1 million in 2018 to RMB228.1 million (US$32.7 million) in 2019, primarily attributable to the savings generated from the decrease in the number of sales personnel under the new collaboration model, under which borrowers are introduced by the independent sales partners who have signed cooperation agreements with us.

Share-based compensation expenses

Expenses related to issuance of shares under our employee share incentive plan decreased 59.9% from RMB39.7 million in 2018 to RMB15.9 million (US$2.3 million) in 2019. According to the 2017 Plan, which was replaced by the 2018 Plan, 60% and 20% of the option grants vested during 2017 and 2018, with an additional 20% vested in 2019. Related compensation cost of the option grants was recognized over the requisite period.

Operating lease cost

Operating lease cost decreased by 37.2% from RMB58.3 million in 2018 to RMB36.6 million (US$5.2 million) in 2019 due to the development of the new collaboration model started in December 2018 resulting from the reduction in leased real estates in line with the significant decrease of sales personnel nationwide.

Other expenses

Other expenses increased by 60.8% from RMB113.6 million in 2018 to RMB182.7 million (US$26.2 million) in 2019, primarily due to (a) an increase in promotional costs relating to building the new collaboration model started in December 2018, (b) an increase in consulting fees paid to professional consultants during the ordinary course of business and (c) the increase in insurance costs for Directors and Management following the 2018 IPO.

Income tax expense

Our income tax expense decreased from RMB296.8 million in 2018 to RMB186.4 million (US$26.7 million) in 2019, primarily due to the decrease in the amount of taxable income. Our effective tax rate increased to 25.8% in fiscal year 2019 from 25.6% in fiscal year 2018, since the share-based compensation expenses is a non-taxable item which decreased to RMB15.9 million (US$2.3 million) in fiscal year 2019 from RMB39.7 million in fiscal year 2018.

Net income

As a result of the foregoing, our net income decreased by 37.9% from RMB860.9 million in 2018 to RMB534.6 million (US$76.6 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Interest and fees income

Interest and financing service fee on loans

Our interest and financing service fee on loans increased by 25.6% from RMB3,406.1 million in 2017 to RMB4,278.8 million in 2018, primarily due to an increase in the size of daily average outstanding loan principal, which was partially offset by the decrease in our weighted average effective interest rate due to the fact that we ceased charging financing service fees to the borrowers starting from August 2017.

Interest on deposits with banks

Interest on deposits with banks increased significantly by 223.3% from RMB4.3 million in 2017 to RMB13.9 million in 2018, primarily due to an increase in the amount of average daily bank deposits in 2018.

Interest expense

Interest expense increased by 37.8% from RMB1,409.9 million in 2017 to RMB1,943.1 million in 2018, primarily due to the substantial increase in interest-bearing borrowings we obtained from different funding sources.

Interest expense on interest-bearing borrowings

Interest expense on interest-bearing borrowings increased by 38.6% from RMB1,401.2 million in 2017 to RMB1,942.4 million in 2018, primarily attributable to the substantial increase in the daily average borrowing principal and a moderate increase in funding costs as we gradually extended the tenor of fundings from senior unit holders under the trust lending model.

Interest expense paid to related parties

Our interest expense paid to related parties decreased by 93.1% from RMB8.7 million in 2017 to RMB0.6 million in 2018. The interest expense paid to related parties incurred in 2017 was due to the interest expense paid to Fanhua, Inc. for the related-party loan, which was fully repaid later by the end of 2017. The interest expense paid to related parties incurred in 2018 was due to financing costs associated with FOTIC and its subsidiaries’ subscription to Jinghua Structured Fund 27’s senior units.

Net interest and fees income

As a result of the foregoing, our net interest and fees income increased by 17.5% from RMB2,000.5 million in 2017 to RMB2,349.6 million in 2018.

Provision for credit losses

Provision for credit losses increased by 41.4% from RMB306.8 million in 2017 to RMB433.8 million in 2018. The increase was mainly attributable to (a) the increase in outstanding principal of loans delinquent within 90 days which resulted in an increase in collectively assessed allowances and (b) an increase in the amount of NPLs.

Non-interest revenue

Our non-interest revenue decreased by 191.2% from RMB12.5 million in 2017 to a loss of RMB11.4 million in 2018.

Realized gains/(losses) on sales of investments, net

Our realized gains/(losses) on sales of investments changed from a net loss of RMB11.5 million in 2017 to a net gain of RMB3.2 million in 2018. The losses incurred in 2017 were due to fair value changes on asset management products previously held by our asset management subsidiaries. The net gain in 2018 is primarily attributable to our investment in wealth management products issued by commercial banks in China in 2018, which are short-term, highly liquid wealth management products.

Other gains/(losses), net

Other gains/(losses), net decreased by 160.8% from RMB24.0 million in 2017 to a loss of RMB14.6 million in 2018, primarily attributable to the net loss of RMB16.7 million resulting from sale of loans.

Operating expenses

Our total operating expenses decreased by 16.8% from RMB897.6 million in 2017 to RMB746.7 million in 2018.

Employee compensation and benefits

Employee compensation and benefits decreased by 18.8% from RMB546.0 million in 2017 to RMB443.1 million in 2018, primarily attributable to a decrease in the number of employees and associated compensation.

Share-based compensation expenses

Expenses related to issuance of shares under our employee share incentive plan decreased 78.3% from RMB182.7 million in 2017 to RMB39.7 million in 2018. According to the 2017 Plan, which was replaced by the 2018 Plan, 60% of the option grants vested during 2017 with an additional 20% vested in 2018. Related compensation cost of the option grants was recognized over the requisite period.

Operating lease cost

Operating lease cost increased by 21.7% from RMB47.9 million in 2017 to RMB58.3 million in 2018 due to office expansion.

Offering expenses

Offering expenses in 2018 was RMB10.9 million as compared to nil in the same period in 2017, primarily attributable to fees paid to auditors and business consultants in preparation of our initial public offering.

Other expenses

Other expenses increased by 38.2% from RMB82.2 million in 2017 to RMB113.6 million in 2018, primarily due to an increase in litigation expenses as a result of the increase in the amount of loans delinquent for over 90 days, and the number of litigations associated therewith in 2018.

Income tax expense

Our income tax expense increased from RMB276.0 million in 2017 to RMB296.8 million in 2018, primarily due to increase in taxable income in fiscal year 2018. Our effective tax rate decreased to 25.6% in fiscal year 2018 from 34.1% in fiscal year 2017, since the share-based compensation expenses is a non-taxable item which decreased to RMB39.7 million in fiscal year 2018 from RMB182.7 million in fiscal year 2017.

Net income

As a result of the foregoing, our net income increased by 61.6% from RMB532.7 million in 2017 to RMB860.9 million in 2018.

5.B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing and operating activities and more recently the proceeds from our initial public offering in November 2018. As of December 31, 2019, we had cash and cash equivalents of RMB1.7 billion (US$244.5 million), as compared to cash and cash equivalents of RMB3.2 billion as of December 31, 2018, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures and proceeds from our initial public offering, for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,286,649,584	1,324,785,868	1,299,113,604	186,220,809
Net cash (used in)/provided by investing activities	(9,583,892,655)	649,261,520	4,936,453,741	707,613,563
Net cash provided by/(used in) financing activities	9,256,740,263	(2,548,924)	(7,695,705,050)	(1,103,137,102)
Net (decrease)/increase in cash and cash equivalents	(959,497,192)	1,971,498,464	(1,460,137,705)	(209,302,730)
Cash and cash equivalents at beginning of the year	233,138,588	1,190,360,385	3,161,657,934	453,206,321
Effect of exchange rate change on cash and cash equivalents	(2,275,395)	(200,915)	3,836,195	549,897
Cash and cash equivalents at end of the year	1,190,360,385	3,161,657,934	1,705,356,424	244,453,488

Operating Activities

Net cash provided by operating activities in 2019 was RMB1,299.1 million (US$186.2 million) due to net income of RMB534.6 million (US$76.6 million), mainly adjusted for (i) provision for credit losses of RMB362.8 million (US$52.0 million), (ii) share-based compensation expenses of RMB15.9 million (US$2.3 million), (iii) depreciation and amortization of RMB10.9 million (US$1.6 million), (iv) gain on sale of loans of RMB76.0 million (US$10.9 million), (vii) The utilized of loans held-for-sale for originations and purchase was RMB550.4 million (US$78.9 million), (viii) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB207.2 million (US$29.7 million) and (ix) the increase of guaranteed assets was RMB100.3 million (US$14.4 million). Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB283.0 million (US$40.6 million), (ii) a decrease in other operating assets of RMB197.7 million (US$28.3 million), (iii) a decrease in deposits of RMB44.7 million (US$6.4 million), (iv) an increase of Credit risk mitigation position of RMB928.7 million (US$133.1 million).

Net cash provided by operating activities in 2018 was RMB1,324.8 million due to net income of RMB860.9 million, adjusted for (i) provision for credit losses of RMB433.8 million, (ii) deferred tax benefit of RMB105.1 million, (iii) share-based compensation expenses of RMB39.7 million, (iv) depreciation and amortization of RMB13.3 million, (v) foreign exchange gain of RMB1.8 million, (vi) net loss on sale of loans of RMB16.7 million, (vii) net loss on disposal of property and equipment of RMB0.9 million and (viii) changes in operating assets and liabilities. The increase of loans held-for-sale for originations and purchase was RMB7.9 million and the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB35.2 million. Adjustment for changes in operating assets and liabilities consisted of (i) an increase in other operating liabilities of RMB205.5 million, (ii) an increase in other operating assets of RMB138.5 million and (iii) an increase in deposits of RMB27.9 million.

Net cash provided by operating activities in 2017 was RMB1,286.6 million due to net income of RMB532.7 million, adjusted for (i) provision for credit losses of RMB306.8 million, (ii) share-based compensation expenses of RMB182.7 million, (iii) deferred tax benefit of RMB57.9 million, (iv) depreciation and amortization of RMB10.8 million, (v) net gain on disposal of subsidiaries of RMB6.1 million, (vi) foreign exchange loss of RMB2.3 million, (vii) net loss on disposal of property and equipment of RMB261,875 and (viii) changes in operating assets and liabilities. Adjustment for changes in operating assets and liabilities consisted of (i) an increase in other operating liabilities of RMB691.1 million, (ii) an increase in other operating assets of RMB289.3 million and (iii) an increase in deposits of RMB98.7 million.

Investing Activities

Net cash provided by investing activities was RMB4,936.5 million (US$707.7 million) in 2019, which was attributable to (i) purchase of available-for-sale investments of RMB2,628.6 million (US$376.8 million) and (ii) purchases of property, equipment and intangible assets of RMB4.4 million (US$0.6 million), offset by (i) loans originated, net of principal collected of RMB4,371.8 million (US$626.7 million), (ii) proceeds from sales of available-for-sale investments of RMB2,654.5 million (US$380.5 million), (iii) proceeds from disposal of property, equipment and intangible assets of RMB0.9 million (US$0.1 million), (iv) proceeds from sales of loans of RMB536.3 million (US$76.9 million), and (v) cash received from disposal of investment in equity securities of RMB6.0 million (US$0.9 million).

Net cash provided by investing activities was RMB649.3 million in 2018, which was attributable to (i) purchase of available-for-sale investments of RMB710.0 million and (ii) purchases of property, equipment and intangible assets of RMB14.8 million, offset by (i) loans originated, net of principal collected of RMB785.7 million, (ii) proceeds from sales of available-for-sale investments of RMB390.1 million, (iii) proceeds from disposal of subsidiaries of RMB29.7 million, (iv) proceeds from disposal of property, equipment and intangible assets of RMB3.0 million and (v) proceeds from sales of loans of RMB165.6 million.

Net cash used in investing activities was RMB9,583.9 million in 2017, which was attributable to (i) loans originated, net of principal collected of RMB9,288.3 million, (ii) purchase of available-for-sale investments of RMB360.1 million, which mainly included short-term wealth management products offered by commercial banks in China, (iii) purchase of property, equipment and intangible assets of RMB19.8 million, offset by (i) proceeds from disposal of subsidiaries of RMB57.7 million, (ii) cash received from disposal of investment in equity securities of RMB9.4 million, (iii) proceeds from sales of available-for-sale investments of RMB16.3 million, and (iv) proceeds from disposal of property, equipment and intangible assets of RMB890,219.

Financing Activities

Net cash used in financing activities in 2019 was RMB7,695.7 million (US$1,103.1 million), which was attributable to proceeds from interest-bearing borrowings of RMB2,793.1 million (US$400.4 million), offset by repayment of interest-bearing borrowings of RMB10,488.8 million (US$1,503.5 million).

Net cash used in financing activities in 2018 was RMB2.5 million, which was attributable to (i) proceeds from interest-bearing borrowings of RMB10,931.4 million, (ii) proceeds from related parties of RMB138.0 million, (iii) proceeds from the initial public offering (net of offering cost paid) of RMB313.8 million, offset by (i) repayment of interest-bearing borrowings of RMB11,353.0 million and (ii) repayment through related party of RMB32.7 million.

Net cash provided by financing activities in 2017 was RMB9,256.7 million, which was attributable to proceeds from interest-bearing borrowings of RMB15,024.1 million, offset by repayment of interest-bearing borrowings of RMB5,767.4 million.

Capital Expenditures

Our capital expenditures represent purchases of property, equipment and intangible assets necessary to support our operations. Our capital expenditures were RMB19.8 million, RMB14.8 million and RMB4.4 million (US$0.6 million) in 2017, 2018 and 2019, respectively.

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

We adopted the new standard on its effective date, January 1, 2019. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to (1) not reassess whether any expired or existing contracts are or contain leases; (2) not reassess the lease classification for any expired or existing leases; (3) not reassess initial direct costs for any existing leases; (4) not separate lease components from non-lease components for any expired or existing leases; and (5) exclude short-term leases (leases with original terms of 12 months or less) from the ROU assets and lease liabilities. Furthermore, we elected the effective date transition method and continued to apply the guidance in ASC 840, including its disclosure requirements, in the comparative prior year periods. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. Upon the adoption date, we recognized RMB120.96 million of ROU assets, none of which was impaired, and the same amount of lease liabilities on its consolidated balance sheets. The adoption of the ASUs did not have a material impact on the consolidated statement of operations or the consolidated statement of cash flows.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. For public companies, the update is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.

On January 1, 2020, we adopted the new accounting standard. Our lifetime expected credit losses are determined using macroeconomic forecast assumptions and management judgments applicable to and through the expected life of the loan portfolios, and are net of expected recoveries on loans that were previously charged off. The standard also expands credit quality disclosures beginning in the first quarter of 2020. While the standard changes the measurement of the allowance for credit losses, it does not change our credit risk of its lending portfolios or the ultimate losses in those portfolios. Upon adoption of the standard on January 1, 2020, we recorded an RMB23.83 million, or 1.61 percent, increase to the allowance for credit losses. After adjusting for income tax effects, an RMB17.87 million decrease was recorded in retained earnings through a cumulative-effect adjustment.

Prior to the adoption, we used the roll rate-based model for the measurement of credit losses and the management had been working through the implementation of the new standard. In that regard, we (1) formed a cross-functional working group under the direction of the risk management department, (2) evaluated data sources and made process updates to capture additional relevant data, and (3) identified a service provider to perform the calculation. The working group was comprised of individuals from various functional areas including credit, risk management, finance and information technology. The implementation plan included, but was not limited to, an assessment of processes, portfolio segmentation, model development, system requirements and the identification of data and resource needs.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework (Topic 842) - Changes to the Disclosure Requirements for Fair Value Measurement, which modify the disclosure requirements on fair value measurement by removing, modifying, or adding certain disclosures. The amendments improve the effectiveness of disclosures in the notes to financial statements modify the disclosure requirements on fair value measurements in Topic 820. This ASU requires disclosure of the changes in unrealized gains or losses included in OCI for Level 3 assets or liabilities held at the end of the period and the range and weighted-average of the significant unobservable inputs used in determining the fair value of Level 3 assets and liabilities. The amendments also remove the requirement to disclose the transfers between Level 1 and Level 2 of the fair value hierarchy, timing of transfers between levels, and the valuation process for determining Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We adopted the standard on January 1, 2020. We have not historically recorded material amounts of Level 3 assets and liabilities or material transfers of assets or liabilities between levels within the fair value hierarchy and therefore do not anticipate the adoption to have any material impact on our financial statement disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. We have not early adopted this ASU for 2019. The ASU is currently not expected to have a material impact on our consolidated financial statements.

5.C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses were RMB4.8 million RMB1.4 million and RMB2.4 million (US$0.3 million) in 2017, 2018 and 2019, respectively.

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

5.F.	Operating Leases

We lease multiple office spaces which are contracted under various non-cancelable operating leases, most of which provide extension or early termination options and are generally expired in 1 to 4 years. We do not enter into any finance leases or leases where the Group is a lessor. Moreover, the existing operating lease agreements do not contain any residual value guarantees or material restrictive covenants.

Management determine if an arrangement is a lease at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying office space is made available for use by the lessor. The incremental borrowing rates determined for computing the lease liabilities are based on the People’s Bank of China (PBOC) Benchmark Rates for terms of loans ranging from zero (exclusive) to 5 years and above.

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Operating lease cost (1)	47,896,817	58,317,758	36,607,623

(1)	Amounts include short-term leases that are immaterial.

December 31, 2019
RMB

Weighted-average remaining lease term	2 Years
Weighted-average discount rate	4.75%
Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	39,195,151
ROU assets obtained in exchange for new operating lease liabilities	38,133,941

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2019:

Year Ended December 31,	RMB

2020	23,145,299
2021	10,876,674
2022	5,053,216
2023	581,340
2024	193,780
Thereafter	-

Total future operating lease payments	39,850,309
Less: imputed interest	(1,716,368)

Total present value of operating lease liabilities	38,133,941

Under legacy lease accounting (ASC 840), future minimum lease payments under non-cancellable leases as of December 31, 2018 are as follows:

Year Ended December 31,	RMB

2019	55,912,805
2020	31,600,761
2021	17,417,081
2022	10,701,271
2023	4,601,398
Thereafter	5,247,712

Total	125,481,028

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

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

Directors and Executive Officers	Age	Position/Title
Bin Zhai	49	Chairman, Chief Executive Officer
Ning Li	47	Executive Director, Chief Financial Officer
Paul Wolansky	63	Director
Peng Ge	48	Director
Fengyong Gao	49	Independent Director
Lin Xu	57	Independent Director
Xi Wang	50	Independent Director
Jun Qian	45	Vice President
Zehui Zhang	47	Vice President

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

Compensation

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB2.1 million (US$0.3 million) in cash to our executive officers (including our executive directors), and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2019, we paid for our executive officers (including our executive directors) an aggregate of RMB0.3 million (US$39,980.5) of social insurance plans and housing provident funds required by PRC law. We did not pay such insurance or housing fund for our non-executive directors. For share incentive grants to our directors and executive officers, please refer to “—Share Incentive Plans.”

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

On December 31, 2019, we granted 119,674,780 options to certain management members and employees to purchase up to 119,674,780 of our ordinary shares under the 2018 Plan. Pursuant to the terms of 2018 Plan, 50%, 30% and 20% of the award options shall vest on December 31 of each of the years of 2020, 2021 and 2022, respectively.

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

Name	Number of Options Outstanding(1)	Ordinary Shares Underlying Equity Awards Granted(1)	Exercise Price (Per share)(1)	Date of Grant(1)	Date of Expiration
Bin Zhai	40,000,000	40,000,000	RMB0.5	January 3, 2017	December 31, 2022
Ning Li	30,000,000	30,000,000	RMB0.5	January 3, 2017	December 31, 2022
Jun Qian	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31, 2022
Zehui Zhang	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31, 2022
All directors and executive officers as a group	110,000,000	110,000,000	RMB0.5	January 3, 2017	December 31, 2022

Notes:

(1)	Does not include 35,902,434 options to purchase up to 35,902,434 of our ordinary shares granted under the 2018 Plan on December 31, 2019, with an exercise price of RMB1.0 per share. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date.

As of the date of this annual report, our other employees as a group held options to purchase up to 161,706,076 of our ordinary shares. For the options granted on January 3, 2017, our other employees as a group held options to purchase up to 77,933,730 of our ordinary shares, with an exercise price of RMB0.5 per share. For the option granted on December 31, 2019, our other employees as a group held options to purchase up to 83,772,346 of our ordinary shares, with an exercise price of RMB1.0 per share.

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

Audit Committee

Our audit committee consists of Mr. Fengyong Gao, Mr. Lin Xu and Mr. Xi Wang, and is chaired by Mr. Fengyong Gao. We have determined that Mr. Fengyong Gao, Mr. Lin Xu and Mr. Xi Wang satisfy the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Fengyong Gao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Bin Zhai, Mr. Ning Li and Mr. Fengyong Gao and is chaired by Mr. Ning Li. We have determined that Mr. Fengyong Gao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters;

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	reporting regularly to the board.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Bin Zhai, Mr. Ning Li and Mr. Xi Wang, and is chaired by Mr. Ning Li. We have determined that Mr. Xi Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

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

Interested Transactions

A director may, subject to approval of the chairman of the relevant board meeting and under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D.	Employees

We had 1,351 employees as of December 31, 2019. Our employees are based in our headquarters in Guangzhou, Guangdong province and various local offices over 40 cities across China.

The following table sets forth the breakdown of our employees by function as of December 31, 2019.

	As of December 31, 2019
Functions	Number	% of Total Employees
Risk Management	640	47.4%
Sales and Marketing	255	18.9%
General and Administration	162	12.0%
Finance	163	12.1%
Others	131	9.7%
Total	1,351	100.0%

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, housing, pension, medical insurance and unemployment insurance. We have obtained written confirmations from local human resources and social security bureau of 29 of our branches.

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

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2020, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on March 31, 2020 ordinary shares issued and outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned as of March 31, 2020
	Number	%*
Directors and Executive Officers:†
Bin Zhai(1)	283,949,380	20.1%
Ning Li(2)	30,000,000	2.1%
Paul Wolansky(3)	466,964,960	34.0%
Peng Ge	-	-
Jun Qian(4)	20,000,000	1.4%
Zehui Zhang(5)	20,000,000	1.4%

Principal Shareholders:
Cathay Auto Services Limited(6)	319,382,800	23.3%
CISG Holdings Ltd.(7)	253,196,680	18.5%
Kylin Investment Holdings Limited(8)	243,949,380	17.8%
Cathay Capital Holdings II, L.P.(9)	147,582,160	10.8%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,371,643,240, being the number of ordinary shares as of March 31, 2020 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2020.

**	Represents beneficial ownership of less than one percent.

†	The address of our directors and executive officers except for Mr. Paul Wolansky and Mr. Peng Ge is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Paul Wolansky is c/o New China Investment Management Inc., One Dock Street, Suite 610, Stamford, Connecticut 06902-5836, U.S.A. The business address for Mr. Peng Ge is 27/F, No. 15 Zhujiang Xi Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China.

(1)	Includes (i) options we granted to Mr. Bin Zhai under the 2018 Plan to purchase up to 40,000,000 of our ordinary shares that are immediately exercisable; and (ii) the equity interest held by Mr. Bin Zhai through Kylin Investment Holdings Limited, or Kylin Investment, as set forth in note (8) below.

(2)	Includes options we granted to Mr. Ning Li under the 2018 Plan to purchase up to 30,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Ning Li through Kylin Investment, as set forth in note (8) below.

(3)	Includes 319,382,800 ordinary shares of our company held by Cathay Auto Services Limited, or Cathay Auto, a company incorporated in the British Virgin Islands, and 147,582,160 ordinary shares of our company held by Cathay Capital Holdings II, L.P., or Cathay Capital. Mr. Paul Wolansky is the chief executive officer of New China Investment Management Inc., the investment manager for Cathay Investment Fund, Ltd., a closed-end investment fund organized under the laws of the Cayman Islands, which owns 100% of Cathay Auto. As such, Mr. Paul Wolansky may be deemed to have the power to direct voting and disposition of the 319,382,800 ordinary shares held by Cathay Auto. Cathay Master GP, Ltd., or Cathay Master, is the general partner of Cathay Capital and has the power to direct Cathay Capital as to the voting and disposition of shares directly and indirectly held by Cathay Capital. Mr. Wolansky and Mr. S. Donald Sussman are directors of Cathay Master. As such, Mr. Wolansky, together with Mr. S. Donald Sussman, may be deemed to have the power to voting and disposition of the 147,582,160 ordinary shares held by Cathay Capital. Mr. Wolansky disclaims beneficial ownership of all of our shares held by Cathay Auto and Cathay Capital except to the extent of his pecuniary interest therein. The business address of Mr. Wolansky is c/o New China Investment Management Inc., One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(4)	Includes options we granted to Mr. Jun Qian under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Jun Qian through Kylin Investment, as set forth in note (8) below.

(5)	Includes options we granted to Mr. Zehui Zhang under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Zehui Zhang through Kylin Investment, as set forth in note (8) below.

(6)	Represents 319,382,800 ordinary shares of our company held by Cathay Auto. Cathay Investment Fund, Ltd., a closed-end investment fund organized under the laws of the Cayman Islands, owns 100% of Cathay Auto. New China Investment Management Inc., a company incorporated under the laws of Delaware, is the investment manager for Cathay Investment Fund, Ltd. and has the power to direct Cathay Investment Fund as to the voting and disposition of shares directly and indirectly held by Cathay Investment Fund, Ltd. The voting and investment decisions for shares beneficially owned by Cathay Investment Fund are made by Mr. Paul Wolansky and Mr. S. Donald Sussman. Cathay Auto disclaims beneficial ownership of all of our shares except to the extent of its pecuniary interest therein. Cathay Investment Fund, Ltd., Mr. Paul Wolansky and Mr. S. Donald Sussman disclaim beneficial ownership of all of our shares held by Cathay Auto except to the extent of their respective pecuniary interest therein. The business address of Cathay Auto is c/o New China Investment Management Inc., One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(7)	Represents 253,196,680 ordinary shares of our company held by CISG Holdings Ltd., which in turn is controlled by Fanhua Inc., a Cayman Islands company listed on Nasdaq.

(8)	Represents 243,949,380 ordinary shares of our company held by Kylin Investment Holdings Limited, or Kylin Investment, a company incorporated in the British Virgin Islands. Approximately 50% of the total outstanding shares of Kylin Investment are held by Mr. Bin Zhai, our chairman and chief executive officer. Approximately 30% of the total outstanding shares of Kylin Investment are held by Mr. Ning Li, our executive director and chief financial officer. Approximately 10% of the total outstanding shares of Kylin Investment are held by Mr. Jun Qian, one of our officers and approximately 10% of the total outstanding shares of Kylin Investment are held by Mr. Zehui Zhang, one of our officers. Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 of our ordinary shares held by Kylin Investment.

(9)	Includes 147,582,160 ordinary shares of our company held by Cathay Capital. Cathay Master GP, Ltd., or Cathay Master, is the general partner of Cathay Capital and has the power to direct Cathay Capital as to the voting and disposition of shares directly and indirectly held by Cathay Capital. Mr. Wolansky and Mr. S. Donald Sussman are directors of Cathay Master. Mr. Paul Wolansky and Mr. S. Donald Sussman disclaim beneficial ownership of all of our shares held by Cathay Capital except to the extent of their pecuniary interests therein.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B.	Related Party Transactions

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

In May 2018, FOTIC established Jinghua Structured Fund 27. In May 2018, Fanhua Inc. and its subsidiaries subscribed to all of the senior units of Jinghua Structured Fund 27, which amounted to approximately RMB138 million. We subscribed to all of the subordinated units of Jinghua Structured Fund 27, which amounted to approximately RMB15.4 million. In July 2018, Fanhua Inc. and its subsidiaries transferred all of their senior units to a third party. As a result, amounts due to related parties in connection with Jinghua Structured Fund 27 was nil as of December 31, 2018. For the year ended December 31, 2019, we did not have any related party transactions.

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

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to the provisions in our amended and restated memorandum and articles of association, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—American Depositary Shares.”

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax on at a rate of 10% gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ADSs or ordinary shares as part of a straddle, conversion transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	persons that own or are deemed to own 10% or more of the company’s stock by vote or value; or

●	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of the company’s ADSs or ordinary shares and is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, income equivalent to interest, rents, dividends, royalties and certain capital gains.

The proper application of the PFIC rules to a company with a business such as ours is subject to uncertainty in several respects. For example, because we provide loan facilitation and other services in connection with the loans extended by our consolidated trust plans, it is not entirely clear whether and to what extent a portion of the interest income shown on our consolidated income statement may be treated as payable for services. In addition, “passive income” is defined by way of a cross-reference to Section 954(c) of the Code, which applies for purposes of the Code’s “controlled foreign corporation” (“CFC”) rules. A different provision under the CFC rules (namely Section 954(h)) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. However, recently proposed Treasury regulations (the “Proposed Regulations”) provide that the Active Financing Exception can apply to determine the PFIC status of such companies. Treasury requested comments as to whether the Active Financing Exception should apply even if different proposed Treasury regulations, which in their current form apply only to financing income of licensed banks (and thus would not apply to our company), are finalized. The preamble to the Proposed Regulations specifies that prior to their finalization, taxpayers may generally choose to apply the Proposed Regulations to all open tax years. However, in order to rely on the Proposed Regulations prior to their finalization, taxpayers generally must apply them consistently and in their entirety (i.e., including additional rules set forth in the Proposed Regulations that are unrelated to the Active Finance Exception). Among other things, the Proposed Regulations provide that income earned through an entity or arrangement treated as a partnership for U.S. federal income tax purposes will be passive if the relevant tested company owns less than 25% of the value of that partnership. Accordingly, if any of our consolidated trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active would also depend, in part, on whether we own 25% or more of the value of such trust. Furthermore, in order to apply the Active Financing Exception we must be “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the exception) and satisfy all of the exception’s other requirements for any taxable year. There can be no assurance that we will meet these requirements for any taxable year. Moreover, there is no assurance that the Proposed Regulations will be finalized in their current form. Additionally, our PFIC status is an annual determination, which for any taxable year will depend on the composition of our income and assets and the manner in which we operate our business for that year.

Based on the composition of our income and assets and the manner in which we operate our business (including the business conducted through our consolidated trust plans), we believe that we were, and we expect to continue to be, a PFIC, unless the Active Financing Exception applies to determine our PFIC status. If a U.S. Holder chooses to apply the Proposed Regulations consistently and in their entirety, and consequently applies the Active Financing Exception to our company, we believe that it is reasonable for such U.S. Holder to take the position that we were not a PFIC for each of our taxable years ended December 31, 2018 and December 31, 2019. However, due to the uncertainties described in the preceding paragraph there can be no assurance that we were not, or will not be, a PFIC for any taxable year. U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year and the tax considerations relevant to owning shares or ADSs of a PFIC. In particular, U.S. Holders should consult their tax advisers as to whether they should apply the Proposed Regulations consistently and in their entirety (including the Active Financing Exception) in their circumstances, and whether any tax return for prior taxable years should be amended to reflect the Proposed Regulations if the U.S. Holder chooses to apply them.

Our company may also hold, directly or indirectly, equity interests in subsidiaries and other entities which are PFICs (collectively “Lower-tier PFICs”). Under attribution rules, if Our company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the equity interests in each Lower-tier PFICs and will be subject to U.S. federal income tax according to the PFIC rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of equity interests of a Lower-tier PFIC, in each case as if the U.S. Holder held such interests directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions directly.

A U.S. Holder that owns our company’s ADSs or ordinary shares (or as discussed above is deemed to own equity interests of any Lower-tier PFIC) during any taxable year in which our company is a PFIC will generally be subject to adverse tax treatment. In general, gain recognized on a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder (or on an indirect disposition of equity interests of any Lower-tier PFIC) will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to any year before we (or, a Lower-tier PFIC, as the case may be) became a PFIC, will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the resulting tax liability for each taxable year. Any loss recognized upon disposition of ADSs or ordinary shares will be capital loss and will be long-term capital loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. The total amount of gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on disposition, in each case as determined in U.S. dollars.

Furthermore, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares (or a distribution by any Lower-tier PFIC that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the same manner.

If our company is a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, our company will generally continue to be treated as a PFIC with respect to such ADSs or ordinary shares held by the U.S. Holder for all succeeding years during which the U.S. Holder holds such ADSs or ordinary shares, even if we cease to be a PFIC, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described above.

If the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ADSs are listed is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on ADSs will be treated as discussed below under “—Taxation of Distributions,” subject to the discussion in the immediately succeeding paragraph. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a markto- market election with respect to their ADSs given that our company may have Lower-tier PFICs, for which a markto- market election may not be available.

If our company is a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Our company does not intend to provide U.S. Holders with the information necessary to make a qualified electing fund election, which if available would have resulted in an alternative treatment of the ADSs and ordinary shares.

If a U.S. Holder owns ADSs or ordinary shares during any year in which the company is a PFIC, the U.S. Holder generally must file annual reports on an IRS form 8621 with respect to the company and any Lower-tier PFIC, generally with the U.S. Holder’s federal income tax return for that year.

The application of the PFIC rules to an investment in our ADSs or ordinary shares is complex. U.S. Holders should consult their tax advisers concerning the company’s PFIC status for any taxable year and the application of the PFIC rules in their particular circumstances.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above. Distributions paid on the company’s ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares) will be treated as dividends to the extent paid out of our company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because our company does not calculate its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we were not a PFIC (or treated as a PFIC with respect to the relevant U.S. Holder) for the taxable year in which the dividend is paid or the prior taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate to our company in general, as well as in their particular circumstances.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders generally should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above. A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars, and such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Foreign tax credit for PRC taxes imposed on disposition of ADSs or ordinary shares

As described in “—PRC Taxation,” gain on the sale of ADSs or ordinary shares may be subject to PRC taxes if the company is considered a PRC resident enterprise for PRC enterprise income tax purposes. A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because gains realized by a U.S. Holder generally give rise to U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may elect to treat the gain as PRC source gain and therefore claim foreign tax credits in respect of PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The functional currency of our company is the Hong Kong dollar. The functional currency of SFIL, which is incorporated in British Virgin Islands, is the U.S. dollar. The functional currency of our subsidiary in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Due to foreign currency translation adjustments, we recognized a foreign exchange loss of RMB198,794 in 2017 RMB1,682,779 in 2018 and a foreign exchange gain of RMB3,965,185 (US$568,387.5) in 2019, respectively.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

●	stock transfer or other taxes and other governmental charges;

●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

As of December 31, 2019, we had used a portion of the net proceeds received from our initial public offering for other general corporate purposes, including working capital and to pay IPO related expenses.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures were ineffective, solely due to the material weakness in internal control over financial reporting identified below.

Internal Control Over Financial Reporting

In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has not been remedied in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting.

To remediate our identified material weakness, we have implemented and will continuously use the following measures to improve our internal control over financial reporting: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii)  closing procedures to improve the quality and accuracy of our period-end financial closing process. However, we cannot assure you that these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

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

	Year Ended December 31,
Services	2017	2018	2019
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	730	12,738	7,456
Audit-Related Fees (2)	–	330	–
Tax Fees (3)	–	–	–
Other Fees (4)	–	–	–
Total	730	13,068	7,456

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing twenty ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors, which is not required under Cayman Islands law, the law of our country of incorporation. Our Board of Directors currently consists of seven members, three of whom are independent directors.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. We are not subject to this requirement under the Cayman Islands law.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. Cayman Islands law does not impose similar requirements. We do not have a nominating/corporate governance committee. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director.

16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.4*	Description of Securities registered under Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.3	2018 CNFinance Holdings Limited Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.4	English translation of Cooperative Service and Management Agreement between Shenzhen Fanhua United Investment Group Co., Ltd. and FOTIC, dated March 15, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.5	English translation of FOTIC Jinghua No. 5 Project Service Agreement between the Company and China Foreign Economy and Trade Trust Co., Ltd. (“FOTIC”), dated December 19, 2014 (incorporated by reference to Exhibit 10.5 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.6	English translation of FOTIC Jinghua Structure Fund 5 Trust Plan—Structure Funds Trust Contract (Subordinated Level) between the Company and FOTIC, dated December 19, 2014 (incorporated by reference to Exhibit 10.6 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of China Commercial Law Firm
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNFinance Holdings Limited

Date:	April 27, 2020	By:	/s/ Bin Zhai
			Name:	Bin Zhai
			Title:	Chief Executive Officer and Chairman

CNFINANCE HOLDINGS LIMITED
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2019, 2018 and 2017

(With Independent Registered Public Accounting
Firm’s Report Thereon)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CNFinance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CNFinance Holdings Limited (CNFinance) and its subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

Guangzhou, China

April 27, 2020

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets

		December 31,
	Note	2018	2019
		RMB	RMB

Assets

Cash and cash equivalents (including RMB2,457,242,507 and RMB1,073,209,525 from structured funds as of December 31, 2018 and 2019, respectively, which could only be used to grant new loans and activities as mentioned in Note 1)	5	3,161,657,934	1,705,356,424
Loans principal, interest and financing service fee receivables (net of allowance of RMB863,038,604 and RMB1,108,078,429 as of December 31, 2018 and 2019, respectively)	6	14,998,285,866	10,258,018,857
Available-for-sale investments	7	682,252,159	654,328,054
Property and equipment	8	19,166,229	9,195,975
Intangible assets and goodwill	9	4,176,244	3,738,338
Deferred tax assets	24	217,615,423	16,441,330
Deposits	10	178,217,958	133,513,032
Right-of-use assets	28	-	38,133,941
Other assets	11	93,345,352	207,523,016

Total assets		19,354,717,165	13,026,248,967

Liabilities and shareholders’ equity

Interest-bearing borrowings	12
Borrowings under agreements to repurchase		4,213,900,028	870,778,215
Other borrowings		11,110,876,011	6,652,138,315
Accrued employee benefits		42,179,041	37,276,343
Income taxes payable		689,415,410	136,931,899
Deferred tax liabilities	24	1,305,540	359,286,455
Lease liabilities	28	-	38,133,941
Credit risk mitigation position	13	-	928,702,101
Other liabilities	14	251,485,755	404,469,203

Total liabilities		16,309,161,785	9,427,716,472

Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2018 and December 31, 2019)	15	916,743	916,743
Additional paid-in capital	16	921,703,448	937,589,515
Retained earnings	17	2,127,501,707	2,662,145,649
Accumulated other comprehensive losses	18	(4,566,518)	(2,119,412)

Total shareholders’ equity		3,045,555,380	3,598,532,495

Total liabilities and shareholders’ equity		19,354,717,165	13,026,248,967

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of comprehensive income

		Years ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB
Interest and fees income
Interest and financing service fee on loans	19	3,406,110,592	4,278,820,368	2,953,480,997
Interest on deposits with banks		4,337,177	13,844,598	16,680,498

Total interest and fees income		3,410,447,769	4,292,664,966	2,970,161,495

Interest expense
Interest expense on interest-bearing borrowings		(1,401,191,685)	(1,942,449,117)	(1,309,835,699)
Interest expense paid to related parties		(8,714,000)	(610,405)	-

Total interest expense		(1,409,905,685)	(1,943,059,522)	(1,309,835,699)

Net interest and fees income		2,000,542,084	2,349,605,444	1,660,325,796

Collaboration cost for sales partners	20	-	-	(174,042,054)

Net interest and fees income after collaboration cost		2,000,542,084	2,349,605,444	1,486,283,742

Provision for credit losses (net of increase in loss recoverable of nil, nil and RMB 100,304,255 for years ended 2017, 2018 and 2019, respectively)		(306,752,951)	(433,753,901)	(362,735,159)
Net interest and fees income after provision for credit losses		1,693,789,133	1,915,851,543	1,123,548,583
Realized (losses)/gains on sales of investments, net	21	(11,527,798)	3,185,026	46,126,258
Other gains/(losses), net	22	23,979,610	(14,582,940)	82,334,488

Total non-interest revenue		12,451,812	(11,397,914)	128,460,746

Operating expenses
Employee compensation and benefits		(545,956,248)	(443,071,028)	(228,135,061)
Share-based compensation expenses	26	(182,689,766)	(39,715,168)	(15,886,067)
Taxes and surcharges		(38,835,933)	(81,198,115)	(67,689,864)
Operating lease cost		(47,896,817)	(58,317,758)	(36,607,623)
Offering expenses		-	(10,858,717)	-
Other expenses	23	(82,194,556)	(113,555,657)	(182,678,536)

Total operating expenses		(897,573,320)	(746,716,443)	(530,997,151)

Income before income tax		808,667,625	1,157,737,186	721,012,178
Income tax expense	24	(275,994,868)	(296,828,475)	(186,368,236)

Net income		532,672,757	860,908,711	534,643,942

Earnings per share	25
Basic		0.43	0.69	0.39
Diluted		0.40	0.62	0.36

Other comprehensive (losses)/income
Net unrealized (losses)/income on available-for-sale investments		(2,601,355)	1,585,705	(1,518,079)
Foreign currency translation adjustment		(198,794)	(1,682,779)	3,965,185

Comprehensive income		529,872,608	860,811,637	537,091,048

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of changes in shareholders’ equity

	Note	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income /(losses)	Retained earnings	Total equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		-	386,435,474	(1,669,295)	733,920,239	1,118,686,418
Net income		-	-	-	532,672,757	532,672,757
Foreign currency translation adjustment		-	-	(198,794)	-	(198,794)
Unrealized losses on available-for-sale investments		-	-	(2,601,355)	-	(2,601,355)
Share-based compensation		-	182,689,766	-	-	182,689,766

Balance as of December 31, 2017		-	569,125,240	(4,469,444)	1,266,592,996	1,831,248,792

Balance as of January 1, 2018		-	569,125,240	(4,469,444)	1,266,592,996	1,831,248,792
Net income		-	-	-	860,908,711	860,908,711
Foreign currency translation adjustment	18	-	-	(1,682,779)	-	(1,682,779)
Unrealized gains on available-for-sale investments	18	-	-	1,585,705	-	1,585,705
Share-based compensation	26	-	39,715,168	-	-	39,715,168
Reorganization	1	98,493	(98,493)	-	-	-
Change in par value of ordinary shares		720,718	(720,718)	-	-	-
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost		97,532	313,682,251	-	-	313,779,783

Balance as of December 31, 2018		916,743	921,703,448	(4,566,518)	2,127,501,707	3,045,555,380

Balance as of January 1, 2019		916,743	921,703,448	(4,566,518)	2,127,501,707	3,045,555,380
Net income		-	-	-	534,643,942	534,643,942
Foreign currency translation adjustment	18	-	-	3,965,185	-	3,965,185
Unrealized losses on available-for-sale investments	18	-	-	(1,518,079)	-	(1,518,079)
Share-based compensation	26	-	15,886,067	-	-	15,886,067

Balance as of December 31, 2019		916,743	937,589,515	(2,119,412)	2,662,145,649	3,598,532,495

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Cash flows from operating activities:

Net income	532,672,757	860,908,711	534,643,942

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	306,752,951	433,753,901	362,735,159
Depreciation and amortization	10,804,855	13,299,246	10,917,300
Share-based compensation expenses	182,689,766	39,715,168	15,886,067
Net loss on disposal of property and equipment	261,875	946,244	3,049,896
Net gain on disposal of subsidiaries	6,060,758	-	-
Foreign exchange (gain)/loss	2,274,438	(1,836,029)	(647,316)
Deferred tax (benefit)/expense	(57,888,823)	(105,085,476)	3,908,847
Loss/ (gain) on sale of loans	-	16,697,259	(75,959,140)

Loans held-for-sale:
Originations and purchase	-	(7,871,176)	(550,365,329)
Proceeds from sales and paydowns of loans originally classified as held for sale	-	35,232,875	207,192,005

Guaranteed assets	-	-	(100,304,255)

Changes in operating assets and liabilities:
Deposits	(98,732,767)	(27,892,733)	44,704,926
Credit risk mitigation position	-	-	928,702,101
Other operating assets	(289,327,710)	(138,548,636)	197,658,322
Other operating liabilities	691,081,484	205,466,514	(283,008,921)

Net cash provided by operating activities	1,286,649,584	1,324,785,868	1,299,113,604

Cash flows from investing activities:

Loans originated, net of principal collected	(9,288,327,415)	785,703,866	4,371,766,370
Proceeds from sales of available-for-sale investments	16,290,109	390,050,000	2,654,500,000
Cash received from disposal of investment in equity securities	9,350,000	-	6,000,000
Proceeds from disposal of subsidiaries	57,717,953	29,658,807	-
Proceeds from disposal of property and equipment and intangible assets	890,219	3,044,763	881,111
Proceeds from sales of loans	-	165,626,448	536,346,406
Purchase of available-for-sale investments	(360,050,000)	(710,000,000)	(2,628,600,000)
Purchases of property, equipment and intangible assets	(19,763,521)	(14,822,364)	(4,440,146)

Net cash (used in)/provided by investing activities	(9,583,892,655)	649,261,520	4,936,453,741

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows (continued)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash flows from financing activities:

Proceeds from initial public offering, net of offering cost paid of RMB51,967,702	-	313,779,783	-
Proceeds from interest-bearing borrowings	15,024,145,699	10,931,383,040	2,793,124,280
Proceeds from related party	-	138,000,000	-
Repayment of interest-bearing borrowings	(5,767,405,436)	(11,352,964,066)	(10,488,829,330)
Repayment through related party	-	(32,747,681)	-

Net cash provided by /(used in) financing activities	9,256,740,263	(2,548,924)	(7,695,705,050)

Net increase/(decrease) in cash and cash equivalents	959,497,192	1,971,498,464	(1,460,137,705)
Cash and cash equivalents at the beginning of year	233,138,588	1,190,360,385	3,161,657,934
Effect of exchange rate change on cash and cash equivalents	(2,275,395)	(200,915)	3,836,195

Cash and cash equivalents at the end of year	1,190,360,385	3,161,657,934	1,705,356,424

Supplemental disclosures of cash flow information:
Income taxes paid	45,595,075	95,837,024	179,190,712
Interest expense paid	1,298,748,843	2,002,298,692	1,412,091,485

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

The Group’s main funding resources are equity and borrowings from third parties. The loans are granted through its licensed micro credit subsidiaries in Beijing, Shenzhen and Chongqing directly, or the structured funds funded with the Group as general partners. Through the Group’s network of sales team and branch offices, prospective MSE borrowers are referred to the licensed micro credit subsidiaries or the structured funds (“original model”). All loans were secured by residential or commercial real estate as of December 31, 2019.

In December 2018, the Group began to explore a new collaboration model to mitigate credit risks (“collaboration model”) and started to record the business under this model. The collaboration model is different from the existing original model by adding a collaboration relationship, which involves sales partners for introducing borrowers and providing a certain level of guarantee of repayment for loans recommended. Under such model, the Group is able to develop a financial services platform that matches various parties to lend resources at competitive rates. Those parties include sales partners who introduce borrowers from particular jurisdictions, trust companies that administer funds, and qualified investors who wish to earn a return on lending activities. The sales partners are nationwide mid-or-small companies that have local risk assessment capabilities. The collaboration model requires the sales partners to place a security deposit called credit risk mitigation positions which could be confiscated by the Group when loans are defaulted. The loan borrowers who are introduced by the sales partners are MSE owners who have properties that can be used as collateral.

Reorganization

CNFinance is incorporated in the Cayman Islands and was established on January 8, 2014 by the shareholders of Sincere Fame International Limited (“Sincere Fame”). In 2014, CNFinance Holdings Limited was incorporated under the laws of Cayman Islands. CNFinance became its holding company through share exchanges with the shareholders of Sincere Fame (“Reorganization”) on March 27, 2018. The shareholders of Sincere Fame transferred all of their equity interests in Sincere Fame, consisting of 1,230,434,040 ordinary shares of Sincere Fame, in exchange for 1,230,434,040 ordinary shares of CNFinance and CNFinance became the parent company of Sincere Fame.

As presented in Note 15, the Company issued one (1) share upon incorporation with par value of HKD0.0001. Upon the shares transfer, the total issued and outstanding shares of the Company is 1,230,434,041.

Sincere Fame was incorporated in the British Virgin Islands and before the Reorganization, through its wholly-owned subsidiaries and consolidated variable interest entities in the PRC, primarily provided micro credit loan services for MSE owners, and loan lending agency service for banks.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Basis of preparation

The consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

The net assets of Sincere Fame are initially measured and recognized at their historical carrying amounts because the shareholders of CNFinance immediately after the Reorganization have identical ownership interests in Sincere Fame immediately before the Reorganization and the Reorganization is solely for the purpose of establishing the legal structure of CNFinance. Accordingly, the transfer of net assets of Sincere Fame has been accounted for and presented in the accompanying consolidated financial statements in a manner similar to a pooling-of-interests. That is, the consolidated financial statements of CNFinance include the results of the operations and the statement of financial position of Sincere Fame as of the beginning of the earliest period presented. Since CNFinance did not engage in any operating activities, CNFinance’s consolidated financial position as of December 31, 2018 and 2019, and its results of operations for the years then ended represent the continuation of the consolidated financial statements of Sincere Fame, except for its capital structure, which is retroactively adjusted to reflect the legal capital structure of CNFinance.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Investment in significant subsidiaries for the year ended December 31, 2019

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Sincere Fame International Limited 诚名国际有限公司	British Virgin Islands October 6, 2006	USD	1,230,434.04	USD	1,230,434.04	100%	-	Investment Holding
China Financial Services Group Limited 泛华金融服务集团 有限公司	Hong Kong August 28, 2000	HKD	100,000,000	HKD	100,000,000	-	100%	Investment Holding
Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd. 泛华创利信息技术 (深圳) 有限公司	the PRC December 21, 1999	HKD	400,000,000	HKD	400,000,000	-	100%	Investment Holding
Shenzhen Fanhua United Investment Group Co., Ltd. 深圳泛华联合投资集团 有限公司	the PRC August 9, 2006	RMB	250,000,000	RMB	250,000,000	-	100%	Investment Holding
Guangzhou Anyu Mortgage Consulting Co., Ltd. 广州安宇按揭咨询 有限公司	the PRC January 23, 2003	RMB	2,220,000	RMB	2,220,000	-	100%	Micro credit and mortgage agency services
Chongqing Fengjie Financial Advisory Co., Ltd. 重庆丰捷财务咨询 有限公司	the PRC June 13, 2010	RMB	500,000	RMB	500,000	-	100%	Financial consultancy
Guangzhou Chengze Information Technology Co., Ltd. 广州诚泽信息科技 有限公司	the PRC December 11, 2006	RMB	3,000,000	RMB	3,000,000	-	100%	Software development and maintenance

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd. 重庆市两江新区泛华 小额贷款有限公司	the PRC December 26, 2011	USD	30,000,000	USD	30,000,000	-	100%	Micro credit and mortgage agency services
Shenzhen Fanhua Micro-credit Co., Ltd. 深圳泛华小额贷款 有限公司	the PRC March 15, 2012	RMB	300,000,000	RMB	300,000,000	-	100%	Micro credit and mortgage agency services
Shenzhen Fanhua Fund Management Services Co., Ltd. 深圳泛华基金 管理服务有限公司	the PRC June 8, 2012	RMB	5,000,000	RMB	5,000,000	-	100%	Company register service
Guangzhou Heze Information Technology Co., Ltd. 广州和泽信息科技 有限公司	the PRC September 16, 2010	RMB	20,000,000	RMB	20,000,000	-	100%	Software development and maintenance
Beijing Lianxin Chuanghui Information Technology Co., Ltd. 北京联鑫创辉 信息技术有限公司	the PRC February 2, 2012	HKD	10,000,000	HKD	10,000,000	-	100%	Software development and maintenance
Shenzhen Fanlian Investment Co., Ltd. 深圳泛联投资有限公司	the PRC November 26, 2012	RMB	30,000,000	RMB	30,000,000	-	100%	Investment Holding
Fanhua Financial Leasing (Shenzhen) Co., Ltd. 泛华融资租赁 (深圳) 有限公司	the PRC September 4, 2012	USD	10,000,000	USD	10,000,000	-	100%	Financial leasing
Shenzhen Fanhua Chengyu Finance Service Co., Ltd. 深圳泛华诚誉金融配套 服务有限公司	the PRC March 15, 2013	RMB	10,000,000	RMB	10,000,000	-	100%	Labour outsourcing services
Beijing Fanhua Qilin Capital Management Co., Ltd. 北京泛华麒麟资本管理 有限公司	the PRC December 26, 2016	RMB	100,000,000	RMB	10,000,000	-	96%	Asset Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Shijiazhuang Fanhua Financial Advisory Co., Ltd. 石家庄泛华财务咨询 有限公司	the PRC July 27, 2017	RMB	2,000,000		-	-	100%	Financial Consultancy
Taizhou Fanhua Financial Advisory Co., Ltd. 泰州泛华财务咨询服务 有限公司	the PRC September 28, 2017	RMB	500,000		-	-	100%	Financial Consultancy
Xuzhou Shenfanlian Enterprise Management Co., Ltd. 徐州深泛联企业管理 有限公司	the PRC December 7, 2017	RMB	10,000,000		-	-	100%	Enterprise Management
Zhenjiang Fanhua Business Service Advisory Co., Ltd. 镇江泛华商务服务咨询 有限公司	the PRC October 16, 2017	RMB	500,000		-	-	100%	Business Advisory
Nantong Shenfanlian Enterprise Management Co., Ltd. 南通深泛联企业管理 有限公司	the PRC September 8, 2017	RMB	5,000,000		-	-	100%	Enterprise Management
Jiaxing Fanhua Enterprise Management Advisory Co., Ltd. 嘉兴泛华企业管理咨询 有限公司	the PRC February 7, 2018	RMB	500,000		-	-	100%	Enterprise Management
Baoding Fanjie Financial Advisory Co., Ltd. 保定泛杰财务咨询 有限公司	the PRC February 9, 2018	RMB	500,000		-	-	100%	Financial Consultancy
Shenzhen Fancheng Business Operation Management Partnership (Limited Partnership) 深圳泛诚商业运营管理合伙企业(有限合伙)	the PRC June 22, 2018	RMB	500,000,000	RMB	36,210,000	-	100%	Enterprise Management
Fanxiaoxuan Cultural Media (Guangzhou) Co., Ltd. 泛小宣文化传媒 (广州) 有限公司	the PRC July 16, 2018	RMB	1,000,000		-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect

Guangzhou Fanze Information Technology Co., Ltd. 广州泛泽信息科技 有限公司	the PRC February 27, 2019	RMB	10,000,000	-	-	100%	Software development and maintenance
Langfang Fanhua Technology Co., Ltd. 廊坊市泛华科技 有限公司	the PRC September 9, 2019	RMB	200,000	-	-	100%	Software development and maintenance
Shenyang Fanhua Financial Advisory Co., Ltd. 沈阳市泛华财务咨询 有限公司	the PRC November 18, 2019	RMB	1,000,000	-	-	100%	Financial consultancy

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

Consolidated VIEs

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The cash of structured funds represents that funds established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. The cash and cash equivalents of structured funds amounted to RMB2,457,242,507 and RMB1,073,209,525 as of December 31, 2018 and 2019 respectively can only be used to grant loans. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit enhancement on the loans to customers under the funds. The Group is also the manager of the funds, having the approval role for the loan origination and modification within the structured funds. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds.

Starting in March 2018, the Group has been working with trust companies to implement new funding arrangements. Under credit strengthening arrangements, the Group no longer provides credit enhancement on the loans to customers under the structured funds except for current outstanding loans under the existing trust products and loans to be granted thereunder. However, the Group still promises expected returns for limited partners under credit strengthening arrangements, which exposes the Group to obligation to absorb losses of the funds that could potentially be significant to the funds. The Group is still the manager of the structured funds, which gives the Group the power to direct the activities that most significantly impact the economic performance of the funds. The structured funds are not taxpayers according to PRC tax law. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of December 31, 2018 and 2019.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the investments in the consolidated VIEs by the Group as of December 31, 2019.

Name of structured funds	Place and date of incorporation/ establishment	Principal activities
Jinghua Structured Fund 5 菁华5号信托计划	the PRC December 19, 2014	Micro credit
Jinghua Structured Fund 6 菁华6号信托计划	the PRC September 9, 2014	Micro credit
Bohai Trust Shenfanlian Micro Finance Structured Fund 渤海信托深泛联小微金融集合资金信托计划	the PRC September 14, 2016	Micro credit
Bohai Huihe SME Structured Fund 渤海汇和中小微企业经营贷集合资金信托计划	the PRC September 29, 2017	Micro credit
Zhongyuan Wealth Anhui Structured Fund 1 中原财富-安惠1期	the PRC January 20, 2017	Micro credit
Zhongyuan Wealth Anhui Structured Fund 2 中原财富-安惠2期	the PRC August 18, 2017	Micro credit
Beijing Fanhua Micro-credit Company Limited 北京泛华小额贷款有限公司	the PRC August 10, 2012	Micro credit and mortgage agency services
No.27 Jinghua Structured Fund 菁华27号信托计划	the PRC May, 18, 2018	Micro credit
No.29 Jinghua Structured Fund 菁华29号信托计划	the PRC May, 16, 2018	Micro credit
Yuecai Loan Structured Arrangement 粤财网贷合作计划	the PRC July 6, 2018	Micro credit
Zhonghai Lanhai Structured Fund 1 中海信托蓝海1号集合资金信托计划	the PRC July 18, 2018	Micro credit
Bairui Hengyi No.613 Structured Fund 百瑞恒益613号集合资金信托计划	the PRC July 25, 2018	Micro credit
Bohai Trust No.1 Huiying Structured Fund 渤海惠盈1号集合资金信托计划	the PRC September 10, 2018	Micro credit
Bohai Trust No.2 Shenzhen Fanhua United Structured Fund 渤海信托-深泛联2号集合资金信托计划	the PRC November 28, 2018	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of structured funds	Place and date of incorporation/ establishment	Principal activities
Everbright No.1 Business Acceleration Structured Fund 光大助业1号集合资金信托计划	the PRC November 29, 2018	Micro credit
Jinghua Structured Fund 1 外贸信托菁华1号集合资金信托计划	the PRC May 8, 2019	Micro credit
Zhonghai Lanhai Structured Fund 1-2 中海信托-蓝海1-2号集合资金信托计划	the PRC June 28, 2019	Micro credit
Zhonghai Lanhai Structured Fund 1-3 中海信托-蓝海1-3号集合资金信托计划	the PRC September 11, 2019	Micro credit
Hunan Structured Fund 2019-1 湖南信托2019-1集合资金信托计划	the PRC September 23, 2019	Micro credit
Hunan Structured Fund 2019-2 湖南信托2019-2集合资金信托计划	the PRC September 23, 2019	Micro credit
Shaanxi International Xinglong Structured Fund 1-1 陕国投·兴隆1-1号集合资金信托计划	the PRC November 6, 2019	Micro credit
Shaanxi International Xinglong Structured Fund 2-1 陕国投·兴隆2-1号集合资金信托计划	the PRC September 24, 2019	Micro credit
Bairui Hengyi No.711 Structured Fund 百瑞恒益711号集合资金信托计划	the PRC September 20, 2019	Micro credit
Zhonghai Lanhai Structured Fund 1-4 中海信托-蓝海1-4号集合资金信托计划	the PRC October 10, 2019	Micro credit
Zhongyuan Wealth Anhui Structured Fund 49 中原信托-安惠49期	the PRC October 24, 2019	Micro credit
Bairui Hengyi No.724 Structured Fund 百瑞恒益724号集合资金信托计划	the PRC November 11, 2019	Micro credit
Zhonghai Lanhai Structured Fund 1-5 中海信托-蓝海1-5号集合资金信托计划	the PRC November 19, 2019	Micro credit
Zhonghai Lanhai Structured Fund 1-6 中海信托-蓝海1-6号集合资金信托计划	the PRC December 20, 2019	Micro credit
No. 50 Jinghua Structured Fund 外贸信托菁华50号资管计划	the PRC April 26, 2019	Micro credit
No. 70 Jinghua Structured Fund 外贸信托菁华70号资管计划	the PRC December 25, 2019	Micro credit and idle funds management services

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the assets and liabilities of the consolidated VIEs included in the Group’s consolidated balance sheets:

	December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	2,556,453,812	1,075,146,003
Loans principal, interest and financing service fee receivables	14,693,474,990	10,096,892,280
Available-for-sale investments	270,497,995	865,685,426
Deferred tax assets	216,380	167
Other assets	192,135,492	538,987,372

Total assets	17,712,778,669	12,576,711,248

Interest-bearing borrowings	12,552,191,338	7,090,260,790
Income taxes payable	956,881	642,912
Other liabilities	772,026,076	1,592,662,264

Total liabilities	13,325,174,295	8,683,565,966

The table sets forth the results of operations of the VIEs included in the Group’s consolidated statements of comprehensive income:

	2017	2018	2019
	RMB	RMB	RMB
Revenues	3,247,097,840	4,030,796,059	2,939,040,096
Net income	1,074,500,910	910,293,862	663,949,174

The table sets forth the cash flows of the VIEs included in the Group’s consolidated statements of cash flows:

	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by/ (used in) operating activities	3,858,370,455	367,720,114	(426,302,852)
Net cash (used in)/provided by investing activities	(8,905,181,155)	274,412,708	4,207,318,357
Net cash provided by/ (used in) financing activities	5,916,858,297	909,251,326	(5,262,323,314)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statements. The resulting exchange differences are recorded in the consolidated statements of comprehensive income/(losses).

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, allowance for loans principal, interest and financing service fee receivables, the valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, the fair value of available-for-sale investments and the fair value of share-based compensation.

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

(iii)	Realized gains / (losses) on sales of investments

Realized gains / (losses) consist of realized gains and losses from the sale of available-for-sale investments, presented on a net basis.

(iv)	Rendering of services

In 2018 and 2019, the Group did not have income from rendering of services. In 2017, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognized by reference to the stage of completion of the transaction based on the services performed to date as a percentage of the total services to be performed.

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

The Group facilitates credit to borrowers through structured funds which are considered as consolidated VIEs and the Group evaluated VIEs for consolidation in accordance with ASC 810 in the Consolidated VIEs Section of Note 1. Providing credit strengthening arrangement since March 2018 for the loans to customers under the funds is one of the key factors to determine that the Group should consolidate the structured funds as it is the primary beneficiary of the funds. As a result, the loan principal remains on the Group’s consolidated balance sheets, whilst the funds received from senior tranches holders are recorded as Other Borrowings in the Group’s consolidated balance sheets as disclosed in Note 12(b)(i).

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

Loans held-for-sale

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loan origination fees or costs and purchase price discounts or premiums are deferred in a contra loan account until the related loan is sold. The deferred fees or costs and discounts or premiums are an adjustment to the basis of the loan and therefore are included in the periodic determination of the lower of cost or fair value adjustments and/or the gain or loss recognized at the time of sale.

(f)	Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, deposits which are highly liquid and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company considers highly liquid investments that are readily convertible to known amounts of cash.

(g)	Available-for-sale (“AFS”) investments

The Group classifies wealth management products and asset management products as available-for-sale (“AFS”) investments. AFS investments are recorded at fair value.

Unrealized holding gains and losses, net of the related tax effect, on AFS investments are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS investments are determined on a specific identification basis and are recorded as realized gains/(losses) on sales of investments. Interest and investment income are recognized when earned.

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

Impairment tests for cash-generating units containing goodwill

The Group assesses goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

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

The Group categorizes trademarks as indefinite-lived intangible assets, whose carrying value is RMB2.97 million. If it is more likely than not that the asset is impaired, the Group records the amount that the carrying value exceeds the fair value as an impairment expense. The Group performed its annual impairment review of indefinite-lived intangible assets on December 31, 2018 and 2019 and determined that it is more likely than not that the carrying values were less than the fair values.

Intangible assets with finite useful lives represent software and cooperation agreements, the estimated useful lives of which are 1 to 5 years and 5 years, respectively. As of December 31, 2018 and 2019, accumulated amortization were RMB12,518,252 and RMB13,052,565, respectively.

(k)	Income tax

Income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group classifies interest and penalties related to the liability for unrecognized tax benefits as income tax expense.

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

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Group recognizes compensation cost for an award with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. The Group’s operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

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

The Group uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASU 2011-04 (see Note 7 to the consolidated financial statements):

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

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

For purposes of calculating basic earnings per share for the years ended December 31, 2018 and 2019, the weighted average number of shares used in the calculation has been retroactively adjusted to reflect the incorporation of the Company and the Reorganization (see Note 1), as if these events had occurred at the beginning of the earliest period presented and these shares had been outstanding for all periods.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Segment reporting

The Group uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Group’s chief operating decision maker for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Group, therefore the management has determined that the Group has one operating segment. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

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

The Group adopted the new standard on its effective date, January 1, 2019. In addition, the Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to (1) not reassess whether any expired or existing contracts are or contain leases; (2) not reassess the lease classification for any expired or existing leases; (3) not reassess initial direct costs for any existing leases; (4) not separate lease components from non-lease components for any expired or existing leases; and (5) exclude short-term leases (leases with original terms of 12 months or less) from the ROU assets and lease liabilities. Furthermore, the Company elected the effective date transition method and continued to apply the guidance in ASC 840, including its disclosure requirements, in the comparative prior year periods. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. Upon the adoption date, the Group recognized RMB120.96 million of ROU assets, none of which was impaired, and the same amount of lease liabilities on its consolidated balance sheets. The adoption of the ASUs did not have a material impact on the consolidated statement of operations or the consolidated statement of cash flows.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Recently issued accounting standards

Accounting for Financial Instruments – Credit Losses

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. For public companies, the update is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.

On January 1, 2020, the Group adopted the new accounting standard. The Group’s lifetime expected credit losses are determined using macroeconomic forecast assumptions and management judgments applicable to and through the expected life of the loan portfolios, and are net of expected recoveries on loans that were previously charged off. The standard also expands credit quality disclosures beginning in the first quarter of 2020. While the standard changes the measurement of the allowance for credit losses, it does not change the Group’s credit risk of its lending portfolios or the ultimate losses in those portfolios. Upon adoption of the standard on January 1, 2020, the Group recorded an RMB23.83 million, or 1.61 percent, increase to the allowance for credit losses. After adjusting for income tax effects, an RMB17.87 million decrease was recorded in retained earnings through a cumulative-effect adjustment.

Prior to the adoption, the Group used the roll rate-based model for the measurement of credit losses and had been working through the implementation of the new standard. In that regard, the Group (1) formed a cross-functional working group under the direction of the risk management department, (2) evaluated data sources and made process updates to capture additional relevant data, and (3) identified a service provider to perform the calculation. The working group was comprised of individuals from various functional areas including credit, risk management, finance and information technology. The implementation plan includes, but was not limited to, an assessment of processes, portfolio segmentation, model development, system requirements and the identification of data and resource needs.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement: Disclosure Framework

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework (Topic 842) - Changes to the Disclosure Requirements for Fair Value Measurement, which modify the disclosure requirements on fair value measurement by removing, modifying, or adding certain disclosures. The amendments improve the effectiveness of disclosures in the notes to financial statements modify the disclosure requirements on fair value measurements in Topic 820. This ASU requires disclosure of the changes in unrealized gains or losses included in OCI for Level 3 assets or liabilities held at the end of the period and the range and weighted-average of the significant unobservable inputs used in determining the fair value of Level 3 assets and liabilities. The amendments also remove the requirement to disclose the transfers between Level 1 and Level 2 of the fair value hierarchy, timing of transfers between levels, and the valuation process for determining Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group adopted the standard on January 1, 2020. The Group has not historically recorded material amounts of Level 3 assets and liabilities or material transfers of assets or liabilities between levels within the fair value hierarchy and therefore does not anticipate the adoption to have any material impact on the financial statement disclosures.

Income Taxes – Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group has not early adopted this ASU for 2019. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3.	DISPOSAL OF SUBSIDIARIES (CONTINUED)

Effect of disposal on the financial position of the Group

Aggregated carrying value as of the disposal dates
RMB

Cash and cash equivalents	10,532,048
Loans principal, interest and financing service fee receivables	28,221,115
Available-for-sale investments	33,616,143
Interest in equity method investee	20,450,000
Property and equipment	3,653,157
Intangible assets and goodwill	23,333
Deferred tax assets	12,779,966
Other assets	320,606,280

Accrued employee benefits	(2,294,431)
Income tax payable	(14,785,506)
Other liabilities	(134,312,863)
Net assets and liabilities	278,489,242

4.	FAIR VALUE MEASUREMENTS

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

Fair Value Measurements

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis as follows.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The Group determines fair value primarily based on pricing sources with reasonable levels of price transparency. Where quoted prices are available in an active market, the Group classifies the securities within Level 1 of the valuation hierarchy. If quoted market prices are not available, fair values are primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Such instruments would generally be classified within Level 2 of the valuation hierarchy. As of December 31, 2019, available-for-sale investments are valued based on prices per units quoted by issuers. They are categorized in level 2 of the fair value hierarchy. Loans held-for-sale are carried at the lower of cost or fair value. Loans used in trading business are recorded at fair value on a recurring basis, and the fair value is based on current offerings in secondary markets for loans. They are categorized in level 2 of the fair value hierarchy.

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2019.

	December 31, 2019
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Asset management products	20,020,456	-	20,020,456	-
Wealth management products	634,307,598	-	634,307,598	-
Loans held-for-sale	66,698,869	-	66,698,869	-
Total	721,026,923	-	721,026,923	-

	December 31, 2018
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	682,252,159	-	682,252,159	-
Loans held-for-sale	-	-	-	-
Total	682,252,159	-	682,252,159	-

During the years ended December 31, 2018 and 2019, there were no transfers between instruments in Level 1 and Level 2. The Group does not have level 3 instruments as of December 31, 2018 or 2019.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2018 and 2019, the Group had cash balances at two and three PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for 85% and 84% of the Group’s total cash balances as of December 31, 2018 and 2019, respectively.

The nominal holders of certain bank accounts of the Group are employees of the Group. The Group has entered agreements with these employees which stipulate that the funds held in these bank accounts are owned and managed by the Group. Cash balances of such accounts collectively accounted for 0.63% and 1.09% of the Group’s total cash balances as of December 31, 2018 and 2019, respectively.

6.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES

		December 31,
	Note	2018	2019
		RMB	RMB
Loans principal, interest and financing service fee receivables		15,861,324,470	11,366,097,286
Less: allowance for credit losses	(a)

- Individually assessed		(157,157,377)	(670,281,312)
- Collectively assessed		(705,881,227)	(437,797,117)

Subtotal		(863,038,604)	(1,108,078,429)

Net loans principal, interest and financing service fee receivables		14,998,285,866	10,258,018,857

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

(a)	Allowance for credit losses

The table below presents the components of allowances for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of December 31, 2019 and 2018.

	2019
	Allowance for loans which are collectively assessed	Allowance for loans which are individually assessed	Total
	RMB	RMB	RMB

As of January 1	705,881,227	157,157,377	863,038,604
Provision for credit losses	(193,390,841)	556,126,000	362,735,159
Charge-offs	(174,997,524)	(43,002,065)	(217,999,589)
Loss recoveries	100,304,255	-	100,304,255
Recoveries	-	-	-
As of December 31	437,797,117	670,281,312	1,108,078,429

Net loans principal, interest and financing service fee receivables	9,379,408,613	878,610,244	10,258,018,857
Recorded investment	9,817,205,730	1,548,891,556	11,366,097,286

	2018
	Allowance for loans which are collectively assessed	Allowance for loans which are individually assessed	Total
	RMB	RMB	RMB

As of January 1	341,599,744	98,736,342	440,336,086
Provision for credit losses	364,289,770	69,464,131	433,753,901
Charge-offs	(8,287)	(11,043,096)	(11,051,383)
Recoveries	-	-	-
As of December 31	705,881,227	157,157,377	863,038,604

Net loans principal, interest and financing service fee receivables	14,760,930,158	237,355,708	14,998,285,866
Recorded investment	15,466,811,385	394,513,085	15,861,324,470

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

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

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(e) Loans.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

(b)	Loan delinquency and non-accrual details

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2019.

	Total current	1–30 days past due	31–90 days past due	91–180 days past due	>180 days past due	Total loans	Total non-accrual	90 days past due and accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Loans principal, interest and financing service fee receivables	8,895,877,818	596,669,455	240,667,057	341,220,681	1,291,662,275	11,366,097,286	1,632,882,956	-

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2018.

	Total current	1–30 days past due	31–90 days past due	91–180 days past due	>180 days past due	Total loans	Total non-accrual	90 days past due and accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Loans principal, interest and financing service fee receivables	12,929,493,099	1,031,203,259	1,484,689,974	159,343,805	256,594,333	15,861,324,470	415,938,138	-

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

(c)	Impaired loans

(1)	Impaired loans summary

		Recorded investment
	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Impaired loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB

As of December 31, 2019	1,652,782,208	1,632,882,956	1,378,790,678	254,092,278	670,281,312
As of December 31, 2018	417,625,050	415,938,138	358,477,762	57,460,376	157,157,377

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

(2)	Average recorded investment in impaired loans

	Years ended December 31,
	2018		2019
	Average recorded investment(i)	Interest and fees income recognized(ii)	Average recorded investment(i)	Interest and fees income recognized(ii)
	RMB	RMB	RMB	RMB

Impaired loans	335,515,156	26,786,527	1,379,536,563	81,694,043

(i)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fee recognized related to impaired loans. All the amounts are recognized on cash basis.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

No debt restructuring in which contractual terms of loans are modified, has occurred during 2018 and 2019.

The Group transferred RMB184,621,473 and RMB497,001,089 in carrying amount of loans to third party investors and recorded the transfers as sales for the years ended December 31, 2018, and 2019 respectively. The Group recognized net loss of RMB16,697,259 from transfers accounted for as sales of loans for the year ended December 31, 2018, and recognized net gain of RMB75,959,140 for the year ended December 31, 2019.

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

(d)	Loans held-for-sale

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB120,822,552 (includes nil measured at fair value) and RMB370,700,724 (includes RMB66,698,869 measured at fair value) as at December 31, 2018 and 2019 respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

7.	AVAILABLE-FOR-SALE INVESTMENTS

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of AFS by major security type and class of security at December 31, 2019 and 2018 was as follows:

	Aggregate cost basis	Total OTTI recognized in OCI	Gross unrealized holding gains	Gross unrealized holding (losses)	Aggregate fair value
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2019:
Asset management products	20,000,000	-	20,456	-	20,020,456
Wealth management products	634,100,000	-	207,598	-	634,307,598
Total	654,100,000	-	228,054	-	654,328,054
As of December 31, 2018:
Wealth management products	680,000,000	-	2,252,159	-	682,252,159

The investments in asset management products include Pingan Huitong Anying Huifu Wutong NO.1 Asset Management Product (“the product”). The product principally invests in bonds listed and traded between banks and exchanges, monetary market instruments, treasury bonds, convertible or exchangeable bonds and other fixed income financial instruments.

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

The Group has assessed each position for credit impairment.

Factors considered in determining whether a loss is temporary include:

●	The length of time and the extent to which fair value has been below cost;

●	The severity of the impairment;

●	The cause of the impairment and the financial condition and near-term prospects of the issuer;

●	Activity in the market of the issuer which may indicate adverse credit conditions;

●	The Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

7.	AVAILABLE-FOR-SALE INVESTMENTS (CONTINUED)

The Group’s review for impairment generally entails:

●	Identification and evaluation of investments that have indications of possible impairment;

●	Analysis of individual investments that have fair values less than amortized cost, including consideration of the length of time the investment has been in an unrealized loss position and the expected recovery period;

●	Discussion of evidential matter, including an evaluation of factors or triggers that could cause individual investments to qualify as having other-than-temporary impairment and those that would not support other-than-temporary impairment; and

●	Documentation of the results of these analyses, as required under business policies.

8.	PROPERTY AND EQUIPMENT

	December 31,
	2018	2019
	RMB	RMB

Office and other equipment	23,774,820	22,151,112
Leasehold improvements	25,062,449	21,636,662
Motor vehicles	1,655,768	1,580,101
Less: accumulated depreciation	(31,326,808)	(36,171,900)
Total	19,166,229	9,195,975

Total depreciation expense for the years ended December 31, 2018 and 2019 was RMB12,985,972 and RMB10,382,987, respectively, of which was recorded in other expenses in each year.

9.	INTANGIBLE ASSETS AND GOODWILL

		December 31,
	Note	2018	2019
		RMB	RMB

Intangible assets	(a)	4,176,244	3,738,338

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

9.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

(a)	Intangible assets

	December 31, 2018			December 31, 2019
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	RMB	RMB	RMB
Amortized intangible assets:
Software	8,694,496	(7,488,252)	1,206,244	8,790,903	(8,022,565)	768,338
Cooperation agreement	5,030,000	(5,030,000)	-	5,030,000	(5,030,000)	-
Total amortized intangible assets	13,724,496	(12,518,252)	1,206,244	13,820,903	(13,052,565)	768,338

Unamortized intangible assets:
Trademarks	2,970,000			2,970,000

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

9.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Below table provides the current year and estimated future amortization expense for amortized intangible assets. The Group based its projections of amortization expense shown below on existing asset balances as of December 31, 2019. Future amortization expense may vary from these projections.

Software
RMB

Year ended December 31, 2019 (actual)	534,313
Estimate for year ended December 31,
2020	521,157
2021	234,303
2022	12,878
2023	-
2024	-

10.	DEPOSITS

Deposits include security deposits to landlords of rental premises and deposits to the China Trust Protection Fund. In accordance with relevant rules of the China Trust Protection Fund, 1% of the size of trust plans subscribed is deposited in the Fund.

11.	OTHER ASSETS

		December 31,
	Note	2018	2019
		RMB	RMB

Guaranteed assets	(i)	-	100,304,255
Receivable from sale of loans	(ii)	2,473,559	46,312,256
Equity securities	(iii)	40,010,000	34,010,000
Less: impairment losses		-	-
Amounts due from employees	(iv)	10,126,228	10,026,151
Prepayments		6,741,881	6,850,294
Receivables for realization of collaterals		7,164,458	5,205,818
Receivable from private equity funds
- Principal		21,350,000	-
- Interest		4,523,205	-
Other receivables		956,021	4,814,242
Total		93,345,352	207,523,016

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11.	OTHER ASSETS (CONTINUED)

(i)	As described in Note 13, sales partners submit credit risk mitigation positions (or “CRMPs”) to the Group as a guarantee for the loans under the collaboration model. When allowance for credit losses is recognized and accrued, the Group will evaluate if the loan loss recovery guaranteed by the CRMPs is probable and estimable. If the loss recovery is probable and estimable, the amount guaranteed by the CRMPs is recognized as guaranteed assets.

(ii)	As mentioned in Note 6(c), the Group transferred the delinquent loans to third parties so that the Group could collect the payment more quickly than to simply dispose the collaterals through litigation. The transferred loans have been isolated from the Group. There is no constrain on the transferee’s rights to pledge or exchange. The Group does not maintain effective control of transferred loans and loan transfers accounted for as sales are the transfer transactions without repurchase agreements.

(iii)	In December 2013, the Group invested 10% of the paid-in capital in Guangzhou Huangpu Ronghe Village Bank Co., Ltd. (“Huangpu Ronghe”). As of December 31, 2018 and 2019, Huangpu Ronghe has paid-in capital of RMB100,000,000, and the Group has invested RMB10,000,000 in Huangpu Ronghe.

In June 2016, the Group invested 10,003,334 shares at RMB3.00 per share, which represents 2.14% of the paid-in capital in Guangdong Qingyuan Rural Commercial Bank (“Qingyuan Rural”). The Group transferred 2 million shares to an unrelated third party at RMB3.00 per share that is same as the investment cost on September 18, 2019. As of December 31, 2018 and 2019, the Group invested 2.14% and 1.72% of the paid-in capital in Qingyuan Rural. Qingyuan Rural has paid-in capital of RMB1,400,000,000, and the Group has invested RMB30,010,000 and RMB24,010,000 in Qingyuan Rural, respectively.

The Company’s equity securities that do not have readily determinable fair values are measured at cost minus impairment and adjusted for changes in observable prices. Factors considered by the Group in determining fair value include, but are not limited to, available financial information, the issuer’s ability to meet its current obligations and indications of the issuer’s subsequent ability to raise capital. Under the updated standard ASU 2016-01, these investments are accounted for using the measurement alternative. No change in observable price has been identified and no impairment has recorded for the two years of 2018 and 2019.

(iv)	Due from employees mainly include temporary advances to employees for payments of collateral evaluation fee, mortgage handling fee, payments for office supplies, etc. on behalf of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS

(a)	Borrowings under agreements to repurchase

Financial assets sold under agreements to repurchase are effectively short-term collateralized borrowings. In these transactions, the Group receives cash in exchange for transferring financial assets as collateral and recognizes an obligation to reacquire the financial assets for cash at the transaction’s maturity. These types of transactions create risks, including (1) fair value of the financial assets transferred may decline below the amount of obligation to reacquire the financial assets, and therefore create an obligation to pledge additional amounts, or to replace collaterals pledged, and (2) the Group does not have sufficient liquidity to repurchase the financial assets at the transaction’s maturity.

		Fixed interest rate per annum	Term	December 31,
	Note			2018	2019
Repurchase agreements				RMB	RMB

Funds obtained from
Private investment funds		10% to 18%	Less than 1 year	2,540,140,000	275,930,000
Asset management company		14%	Less than 1 year	10,000,000	-
Financial institution	(i)	9.2% to 13.2%	Within 4 years	1,625,676,189	589,103,161

Interest payable
Private investment funds				20,046,580	-
Asset management company				713,425	-
Financial institution	(i)			17,323,834	5,745,054

Total repurchase agreements				4,213,900,028	870,778,215

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS (CONTINUED)

(i)	Funds obtained from financial institutions

On June 7, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,521,447 to a third-party transferee. The Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,999,800, upon a follow-on transfer on November 20, 2018 to Xiamen Asset Management Co., Ltd. (“Xiamen Asset”), an unrelated third party, with 9.2% to 9.5% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2019, the amount of funds obtained from Xiamen Asset and the interest payable are RMB359,297,996 and RMB3,097,961, respectively.

On June 15, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,991,939 to a third-party transferee, Weihai Blue Ocean Bank Co. Ltd. (“Blue Ocean”), an unrelated third party, with a 10% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 80 days; (b) the loan principals which are not matured upon the end of the term of the transfer. Moreover, when the agreement is in existence for more than 36 months, the Group will be required to repurchase all the remaining loan assets at a price which was agreed in contract. As of December 31, 2019, the amount of funds obtained from Blue Ocean and the interest payable are RMB66,648,588 and RMB803,744, respectively.

On July 11, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB200,000,000 to a third-party transferee, Haide Asset Management Co., Ltd. (“Haide Asset”), an unrelated third party, with a 10% per annum rate of return. The Terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2019, the amount of funds obtained from Haide Asset and the interest payable are RMB45,180,534 and RMB564,353, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS (CONTINUED)

On December 17, 2018, the Group transferred loan principals, interest and financing service fee receivables with carrying amount of RMB299,609,168 to a third-party transferee, Suzhou Asset Management Co., Ltd. (“Suzhou Asset”), an unrelated third party, with a 11% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2019, the amount of funds obtained from Suzhou Asset and the interest payable are RMB91,091,308 and RMB1,121,040, respectively.

On January 28, 2019, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB13,793,897 to a third-party transferee, Guangdong Yueke Asset Management Co., Ltd. (“Yueke Asset”), an unrelated third party, with a 13.2% per annum rate of return. Upon a follow-on transfer to Yueke Asset on March 29, 2019, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB27,016,646 and a 13.2% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the loan principals which are not matured upon the end of the term of the transfer; (b) the remaining loan principals after deducting, from the original loan principals, the actual transfer cost paid by Yueke Asset and Yueke Asset’s loan and interest receivables under the transfer agreement. As of December 31, 2019, the amount of funds obtained from Yueke Asset and the interest payable are RMB26,884,735 and RMB157,956, respectively.

The below table provides the underlying collateral types of the gross obligations under repurchase agreements. For more information about pledged assets, refer to the Note 12(c).

	December 31,
	2018	2019
	RMB	RMB
Underlying collateral types of gross obligations Repurchase agreements:

Rights to earnings in the Group’s subordinated tranches of consolidated VIEs	2,381,636,580	275,930,000
Rights to earnings in loans principal, interest and financing service fee receivables	189,263,425	-
Loans principal, interest and financing service fee receivables	1,643,000,023	594,848,215
Total repurchase agreements	4,213,900,028	870,778,215

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS (CONTINUED)

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB
Repurchase agreements
As of December 31, 2019	-	684,791,408	115,136,807	70,850,000	870,778,215
As of December 31, 2018	-	344,050,001	569,088,175	3,300,761,852	4,213,900,028

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS (CONTINUED)

(b)	Other borrowings

		Fixed interest rate per		December 31,
Other borrowings	Note	annum	Term	2018	2019
				RMB	RMB
Short-term:
Investors of consolidated VIEs	(i)	7% to 12.7%	Less than 1 year	4,237,790,000	4,505,914,751
Asset management partnerships	(ii)	11% to 15%	Less than 1 year	78,950,000	-
Investors of wealth management product which invests in the Group’s loans portfolio	(iii)	11%	Less than 1 year	10,423,230	-
Micro-credit companies	(v)	13% to 13.5%	Less than 1 year	30,000,000	-

Long-term:
Investors of consolidated VIEs	(i)	7.2% to 12.7%	Within 5 years	6,548,437,241	2,056,035,701
Senior tranche of trust plan which invests in the Group’s loans portfolio	(iv)	10.24%	Within 2 years	82,718,203	37,547,527

Interest payable to
Investors of consolidated VIEs	(i)			121,127,920	52,640,336
Asset management partnerships	(ii)			1,275,806	-
Micro-credit companies	(v)			153,611	-
Total				11,110,876,011	6,652,138,315

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS (CONTINUED)

(i)	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payables in these consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds.

(ii)	As of December 31, 2018, the borrowings from asset management partnerships are from (1) Zhuhai Longhua Qifu NO.1 Fund Partnership (Limited Partnership) with principal RMB50 million, (2) Ningbo Longhua Zhihe Investment Management Partnership (Limited Partnership) with principal RMB20 million, (3) Jilin Northeast Asia Innovation Financial Assets Trading Center Co., Ltd. with principal RMB8.95 million, bearing interest at 11%, 11.47% and 15% per year, respectively. As of December 31, 2019, the borrowings from asset management partnerships have been fully repaid.

(iii)	The borrowings from investors of wealth management product which invested in the Group’s loans portfolio were the capitals from A-class purchasers of Lianda Baoli Co., Ltd., bearing interest at 11% per year. As of December 31, 2019, the borrowings have been fully repaid.

(iv)	As of December 31, 2019, the borrowings from senior tranche of trust plan which invested in the Group’s loans portfolio were the capitals from senior tranche holders of No.1 Wukuang Trust Yangguang Fanhua Plan with principal RMB37.55 million, bearing interests at 10.24% per year.

(v)	The borrowings were from Guangdong Province Yueke Technology Micro-credit Co., Ltd. bearing interests at 13% to 13.5% per year. As of December 31, 2019, the borrowings have been fully repaid.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS (CONTINUED)

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	December 31, 2019
	2020	2021	2022	2023	2024	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Investors of consolidated VIEs	-	833,852,256	464,695,088	741,421,520	-	16,066,837	2,056,035,701
Senior tranche of trust plan which invests in the Group’s loans portfolio	-	37,547,527	-	-	-	-	37,547,527
Total	-	871,399,783	464,695,088	741,421,520	-	16,066,837	2,093,583,228

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12.	INTEREST-BEARING BORROWINGS (CONTINUED)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31,
	2018	2019
	RMB	RMB

Rights to earnings in the Group’s subordinated tranches of consolidated VIEs	3,474,391,373	1,369,872,606
Rights to earnings in loans principal, interest and financing service fee receivables	554,154,772	92,628,340
Loans principal, interest and financing service fee receivables	1,539,973,217	712,710,327
Total	5,568,519,362	2,175,211,273

Amounts presented above include carrying value of RMB5,369,457,734 and RMB2,082,582,932 in collateral for repurchase agreements as of December 31, 2018 and 2019, respectively.

13.	CREDIT RISK MITIGATION POSITION

Under the collaboration model, the Group collaborates with sales partners who are dedicated to introduce the Group’s loan services to prospective borrowers. The sales partners need to place security deposits ranging from 10%-25% of the loans issued to the borrowers introduced by them (such contribution, the “credit risk mitigation position”) to the Group. The credit risk mitigation position will be transferred into an account designated by the Group and is fully refundable upon repayment of the loan the credit risk mitigation position is associated with.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

14.	OTHER LIABILITIES

		December 31,
	Note	2018	2019
		RMB	RMB

Receipt in advance	(i)	44,083,940	118,109,316
Other tax payables	(ii)	89,586,329	86,798,908
Customer pledged deposits	(iii)	77,726,077	60,233,291
Settlement and clearing accounts	(iv)	10,112,678	49,175,523
Accrued Expenses	(v)	13,925,288	45,156,653
Collaboration cost payable	(vi)	-	29,191,882
Amounts due to third parties		10,952,518	10,768,698
Others	(vii)	5,098,925	5,034,932
Total		251,485,755	404,469,203

(i)	Receipt in advance consist of advance for interest and financing service fees on loans and down payments of loans held-for-sale by loan transferees. Down payments of loans held-for-sale were newly added in 2018, amounting to RMB35,493,777 and RMB102,491,426 as of December 31, 2018 and 2019.

(ii)	Other tax payables mainly represent value-added tax and surcharges payables.

(iii)	Customer pledged deposits mainly consist of the deposits collected from certain customers to reduce the risk of failure to make payments on schedule.

(iv)	The Group transferred loans to third party investors and recorded these transactions as sales in Note 6(c). After the transfer, the contract terms related to payment proceeds of the loans remain the same: The Group collects payments of loans and then disburses the proceeds from the relevant loans to third-party transferees.

(v)	Accrued expenses mainly consist of promotional costs relating to building the collaboration model and expenses payable to consultants such as auditor and lawyers.

(vi)	As mentioned in Note 20, the Group will pay collaboration cost to the sales partners who introduce prospective borrowers to the Group. The collaboration cost for sales partners is a fixed percentage of the loan principal amount and it is calculated by subtracting the project cost from interest and fees income received from borrowers. The collaboration cost payable was nil and RMB29,191,882 as of December 31, 2018 and 2019, respectively.

(vii)	Other liabilities are expected to be settled or recognized as income within one year or are repayable on demand.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

15.	ORDINARY SHARES

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

16.	ADDITIONAL PAID-IN CAPITAL

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

17.	RETAINED EARNINGS

		December 31,
	Note	2018	2019
		RMB	RMB

PRC statutory reserves	(i)	258,654,052	258,654,052
PRC surplus reserves	(ii)	122,148,068	147,125,493
Unreserved retained earnings		1,746,699,587	2,256,366,104
Total		2,127,501,707	2,662,145,649

(i)	With effect from July 1, 2012, pursuant to the “Administrative Measures on Accrual of Provisions by Financial Institutions” issued by the MOF in March 2012, the Group is required, in principle, to set aside a general reserve not lower than 1.5% of the ending balance of its gross risk-bearing assets.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

17.	RETAINED EARNINGS (CONTINUED)

(ii)	In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSSES)

		Unrealized gain on available-for-sale investments
	Foreign currency translation adjustment	Before tax amount	Income Tax (expense) or benefit	Net-of-tax amount
	RMB	RMB	RMB	RMB

Balance as of January 1, 2019	(6,255,637)	2,252,159	(563,040)	1,689,119
Other comprehensive loss, net	3,965,185	(2,024,106)	506,027	(1,518,079)
Balance as of December 31, 2019	(2,290,452)	228,053	(57,013)	171,040

Balance as of January 1, 2018	(4,572,858)	137,885	(34,471)	103,414
Other comprehensive loss, net	(1,682,779)	2,114,274	(528,569)	1,585,705
Balance as of December 31, 2018	(6,255,637)	2,252,159	(563,040)	1,689,119

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in “realized gains/(losses) on sales of investments, net” in the consolidated statements of comprehensive income.

19.	INTEREST AND FINANCING SERVICE FEE ON LOANS

Interest and financing service fees on loans, which include financing service fee on loans, are recognized in the consolidated statements of comprehensive income using the effective interest method. Interest income on loans which is recognized with contractual interest rate were RMB3,154,190,318, RMB4,150,727,434 and RMB2,906,171,249 for the year ended December 31, 2017, 2018 and 2019, respectively. Financing service fee on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method. Financing service fee on loans were RMB251,920,274, RMB128,092,934 and RMB47,309,748 for the year ended December 31, 2017, 2018 and 2019, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

19.	INTEREST AND FINANCING SERVICE FEE ON LOANS (CONTINUED)

Interest and fees income and costs from original model and new collaboration model for the year ended December 31, 2019 are listed as below:

	Year ended December 31, 2019
	original model	collaboration model	Total
	RMB	RMB	RMB
Interest and financing service fee on loans	2,486,763,260	466,717,737	2,953,480,997
Interests on deposits with banks	10,410,614	6,269,884	16,680,498
Interest expense on interest-bearing borrowings	(1,120,563,910)	(189,271,789)	(1,309,835,699)
Net interest and fees income	1,376,609,964	283,715,832	1,660,325,796
Collaboration cost for sales partners	-	(174,042,054)	(174,042,054)
Net interest and fees income after collaboration cost	1,376,609,964	109,673,778	1,486,283,742
Provision for credit losses	(316,039,450)	(46,695,709)	(362,735,159)
Net interest and fees income after provision for credit losses	1,060,570,514	62,978,069	1,123,548,583

20.	COLLABORATION COST FOR SALES PARTNERS

The Group started to develop a new collaboration model in December 2018. Under such a model, the Group collaborates with sales partners who are dedicated to introduce CNFinance and its loan services to prospective borrowers. The unique feature of this collaboration model is that the sales partners will be required to deposit an amount equal to 10%-25% of the loans issued to the borrowers introduced by them. In return, the Group will pay collaboration cost as sales incentives to the sales partners. The collaboration cost for sales partners was RMB174,042,054 for the year ended December 31, 2019.

21.	REALIZED GAINS / (LOSSES) ON SALES OF INVESTMENTS, NET

The gross realized gains on sales of investments are RMB9,024,132, RMB3,185,026 and RMB46,126,258 for the years ended December 31, 2017, 2018 and 2019, respectively. The gross realized losses on sales of investments are RMB20,551,930, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

22.	OTHER GAINS / (LOSSES), NET

		Years ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB

Net (losses)/gains on sale of loans	(i)	-	(16,697,259)	75,959,140
Net gains on confiscated credit risk mitigation positions	(ii)	-	-	7,920,861
Mortgage agency service revenue	(iii)	8,395,774	4,466,608	679,933
Foreign exchange (losses)/gains		(2,274,438)	1,836,029	647,316
Net loss on disposal of property and equipment		(261,875)	(946,244)	(3,049,896)
Labour outsourcing services income		7,857,461	-	-
Net gain on disposal of subsidiaries		6,060,758	-	-
Asset management revenue		1,316,186	-	-
Register services income		183,010	-	-
Others		2,702,734	(3,242,074)	177,134
Total		23,979,610	(14,582,940)	82,334,488

(i)	As mentioned in Note 6(c), the Group transferred the delinquent loans to third parties. Net (losses)/gains on sale of loans which summarizes the received from sales of loans are nil, net losses of RMB16,697,259 and net gains of RMB75,959,140 for the years ended December 31, 2017, 2018 and 2019, respectively.

(ii)	Sales partners provide credit risk mitigation positions (CRMPs) as security deposits. Pursuant to the collaboration agreements if the debtor’s loan principal repayments or accrued interests are past due or the loan is in default, sales partners are obliged to fulfill their guarantee responsibility by selecting among different approaches. The CRMPs deposited by sales partners are confiscated by the Group. Net gains on confiscated CRMPs are newly increase in 2019, amounting to RMB 7,920,861.

(iii)	The Group earns fees from providing mortgage agency services to borrowers applying for a bank loan. This kind of revenue is recognized at the time when loan is granted as that is the point of time the Group fulfils the customer’s request, and is then recognized on an accrual basis in accordance with the terms of the relevant agreements. Mortgage agency service revenue consists of revenue earned from housing mortgage agency service and cars mortgage agency service.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

23.	OTHER EXPENSES

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Advertising and promotion expenses	15,028,164	15,323,838	45,789,035
Litigation fees	3,849,125	22,467,468	25,305,057
Attorney fees	2,904,807	5,983,431	23,748,333
Office and commute expenses	18,769,477	14,425,608	21,835,262
Consulting fees	2,528,958	9,580,602	16,762,953
Entertainment and travelling expenses	14,506,006	14,237,820	10,905,234
Depreciation and amortization	10,804,855	13,299,246	10,917,300
Directors and officers liability insurance	-	-	6,433,824
Communication expenses	2,598,250	2,549,164	2,874,165
Research and development expenses	4,794,998	1,419,878	2,430,338
Others	6,409,916	14,268,602	15,677,035
Total	82,194,556	113,555,657	182,678,536

24.	INCOME TAX EXPENSE

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24.	INCOME TAX EXPENSE (CONTINUED)

The effect of tax holiday to income tax expense is RMB4 million, RMB nil million and nil million in 2017, 2018 and 2019, respectively. Basic earnings per ordinary share effect of the Group’s tax holiday for the year ended December 31, 2017, 2018 and 2019 was RMB0.003, RMB nil and nil, respectively. Diluted earnings per ordinary share effect of the Group’s tax holiday for the year ended December 31, 2017, 2018 and 2019 was RMB0.003, RMB nil and nil, respectively.

Income tax expense, all of which relates to the PRC, consists of the following for the years ended December 31:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expense	333,883,691	401,913,951	182,459,389
Deferred tax (benefit)/expense	(57,888,823)	(105,085,476)	3,908,847
Total income tax expense	275,994,868	296,828,475	186,368,236

The principal components of the deferred tax assets and liabilities are as follows:

	Years ended December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Allowance for loans principal	205,058,644	254,945,409
Allowance for interest and financing fee receivables	11,281,778	22,654,969
Net operating loss carry-forwards	5,743,768	6,459,941
Lease liabilities	-	9,533,485
Other deferred tax assets	1,275,001	1,388,307
Total of deferred tax assets	223,359,191	294,982,111
Valuation allowance	(5,743,768)	(6,459,941)
Deferred tax assets, net of valuation allowance	217,615,423	288,522,170
Deferred tax liabilities:
Intangible assets	(742,500)	(742,500)
Available-for-sale investments	(563,040)	(57,014)
Right-of-use assets	-	(9,533,485)
Undistributed earnings from structured funds	-	(621,034,296)
Total deferred tax liabilities	(1,305,540)	(631,367,295)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24.	INCOME TAX EXPENSE (CONTINUED)

In 2019, the Group assessed and considered that RMB555,752,187 of the income taxes payable balance as of December 31, 2018 would be filed and settled on a future income tax return. Such amount was related to the cumulative undistributed earnings from the structured funds. The Group has presented the effect of the cumulative undistributed earnings from the structured funds as deferred tax liabilities in 2019.

Movement of valuation allowance:

	2018	2019
	RMB	RMB
At the beginning of year	12,610,881	5,743,768
Current year additions	1,572,672	2,843,639
Current year reversals	(8,391,178)	(2,025,434)
Current year charge-offs	(48,607)	(102,032)
At the end of year	5,743,768	6,459,941

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets as of December 31, 2018 and 2019.

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2018 and 2019, the valuation allowance on deferred tax assets mainly arising from tax loss carry-forwards were provided because it was more likely than not that the Group will not be able to utilize operating loss carry-forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

The Company operates through its subsidiaries and VIEs. Since each entity files a separate tax return, the valuation allowance is considered on an individual entity basis.

As of December 31, 2019, the Company had net operating loss carryforwards of RMB 25,839,764 from its subsidiaries registered in the PRC, which can be carried forward to offset future taxable income. The Company had deferred tax assets related to net operating loss carryforwards of RMB 6,459,941. Net operating losses of RMB14,465,207 will expire in year in 2023, and in 2024, about RMB11,374,557 will expire, if not utilized.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24.	INCOME TAX EXPENSE (CONTINUED)

Management intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The cumulative amount of the temporary difference in respect of investments in PRC subsidiaries is RMB2,744,856,109 as of December 31, 2019. Upon repatriation of the subsidiaries’ and the VIE’s earnings, in the form of dividends or otherwise, the Group would be subject to 10% PRC withholding income tax when making distribution to foreign parent companies. However, the Group was not subject to withholding income tax in 2019 because the Group did not make any distribution to foreign parent companies. The related unrecognized deferred tax liabilities were RMB 274,485,611.

The income before income tax is as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cayman Islands	-	(5,671)	(4,424,505)
BVI	(8,859,599)	161,953	45,003
Hongkong entities	(44,257)	(77,026)	2,014,052
PRC entities	817,571,481	1,157,657,930	723,377,628
Total	808,667,625	1,157,737,186	721,012,178

The reconciliation of the PRC statutory income tax rate of 25% to the effective income tax rate is as follows:

	Years ended December 31,
	2017	2018	2019
PRC statutory income tax rate	25.00%	25.00%	25.00%
(Decrease)/Increase in effective income tax rate resulting from:

Effect of tax holiday	(0.51)%	0.00%	0.00%
Effect of tax-free income	(4.00)%	(0.03)%	(0.06)%
Effect of disposal of subsidiaries	6.53%	0.00%	0.00%
Effect of non-deductible share option expense	5.65%	0.86%	0.55%
Effect of zero tax rate in foreign countries	0.27%	(0.00)%	0.15%
Effect of transfer pricing	0.32%	0.00%	0.00%
Changes in valuation allowance	0.75%	(0.59)%	0.11%
Others	0.11%	0.42%	0.09%
Effective income tax rate	34.12%	25.66%	25.84%

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards.

The Group did not have any significant unrecognized tax benefits, and no interest and penalty expenses were recorded for the years ended December 31, 2017, 2018 and 2019.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

25.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2017, 2018 and 2019, for which the basic weighted average number of common shares are based on the 1,230,434,041, 1,371,643,240 and 1,371,643,240 common shares issued by the Company, as if those shares were issued as of the earliest date presented.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net income	532,672,757	860,908,711	534,643,942
Basic weighted average number of common shares outstanding	1,230,434,041	1,251,608,224	1,371,643,240
Effect of dilutive share options	100,975,533	137,727,545	96,143,147
Dilutive weighted average number of ordinary shares	1,331,409,574	1,389,335,769	1,467,786,387
Basic earnings per share	0.43	0.69	0.39
Diluted earnings per share	0.40	0.62	0.36

26.	SHARE-BASED COMPENSATION EXPENSES

(a)	Description of share-based compensation arrangements

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

On August 27, 2018, a 2018 Share Incentive Plan (the “2018 Option”) for granting shares award of CNFinance to certain management and employees of the Group is issued to concurrent replace the 2017 Share Incentive Plan which granted Sincere Fame’s share. Except for the above mentioned change of grantor, all terms of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan are the same. No change in the fair value, vesting conditions or the classification of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan.

On December 31, 2019, the Group granted options to certain management and employees to purchase 119,674,780 ordinary shares pursuant to the 2018 Share Incentive Plan (the “2019 Option”). Accordingly, 50%, 30% and 20% of the award options shall vest on December 31, each of the years 2020 to 2022, respectively, with expiration dates on December 31, each of the years 2025 to 2027.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

26.	SHARE-BASED COMPENSATION EXPENSES (CONTINUED)

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of estimated forfeitures over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expenses to be recognized in future periods. There were no market conditions associated with the share option grants.

(b)	Fair value of share options and assumptions

The fair value of options granted to employees is determined based on a number of factors including valuations. In determining the fair value of equity instruments, the Group referred to valuation reports prepared by an independent third-party appraisal firm, based on data the Group provided. The valuation reports provided the Group with guidelines in determining the fair value of the equity instruments, but the Group are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements.

Excluding the options containing service vesting conditions, the Group calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (2018 Option)	Share awards granted on December 31, 2019 (2019 Option)
Expected volatility	40%	41.52%
Expected dividends	-	-
Risk-free interest rate	3.10%	3.12%
Expected term (in years)	5	5
Expected life (in years)	6	8

The contractual life of the share option is used as an input into the binomial option pricing model. Exercise multiple and post-vesting forfeit are incorporated into the model as well.

2018 Option

When the options of the 2018 Option were issued, the Group’s shares had not been publicly traded and its shares were rarely traded privately. Therefore, the expected volatility is estimated based on the historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. Since the contractual life of the options is 6 years, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 6-year government bond at the date of grant.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

26.	SHARE-BASED COMPENSATION EXPENSES (CONTINUED)

2019 Option

When the options of the 2019 Option were issued, the Group’s shares were already publicly traded. Since the shares have only been publicly traded for just over a year, the expected volatility is estimated based on the historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The contractual life of the options is 6 years, 7 years and 8 years, respectively. Therefore, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 5-year, 7-year and 10-year government bond, using interpolation method, at the date of grant.

The Group has not declared or paid any cash dividends on its capital stock and does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

If any of the assumptions used in the binomial option pricing model changes significantly, share-based compensation expenses for future awards may differ materially compared with the awards granted previously.

A summary of share option activity under the 2018 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2016	-	-	-
Granted	187,933,730	-	1.27
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2017	187,933,730	-	1.27
Exercisable, December 31, 2017	112,760,238	-	1.27
Expected to vest, December 31, 2017	75,173,492	-	1.27

Balance, December 31, 2017	187,933,730	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2018	187,933,730	-	1.27
Exercisable, December 31, 2018	150,346,984	-	1.27
Expected to vest, December 31, 2018	37,586,746	-	1.27

Balance, December 31, 2018	187,933,730	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2019	187,933,730	-	1.27
Exercisable, December 31, 2019	187,933,730	-	1.27
Expected to vest, December 31, 2019	-	-	-

A summary of share option activity under the 2019 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2018	-	-	-
Granted	119,674,780	-	0.72
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2019	119,674,780	-	0.72
Exercisable, December 31, 2019	-	-	-
Expected to vest, December 31, 2019	119,674,780	-	0.72

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

26.	SHARE-BASED COMPENSATION EXPENSES (CONTINUED)

The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm.

Date of options grant	Options granted	Exercise price	Fair value of option	Fair value of ordinary shares
January 3, 2017	75,173,492	RMB0.50	RMB1.26	RMB1.72
January 3, 2017	112,760,238	RMB0.50	RMB1.27	RMB1.72
December 31, 2019	83,772,346	RMB1.00	RMB0.71	RMB1.40
December 31, 2019	35,902,434	RMB1.00	RMB0.75	RMB1.40

For the option granted on January 3, 2017, the Group recognized compensation expenses of RMB39,715,168 and RMB15,886,067 in year 2018 and 2019, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized.

As of December 31, 2019, there was RMB86,614,000 of total unrecognized compensation cost related to unvested stock options granted under the 2019 Option. That cost is expected to be recognized over a weighted average period of 1.35 year.

27.	MATERIAL RELATED PARTY TRANSACTIONS

Name and relationship with related parties

During the years, transactions with the following parties are considered as related parties:

Name of related party	Relationship
CISG Holdings Limited	one of the shareholders
Mr. Zhai Bin	Chairman and Chief Executive Officer of the Group
Fanhua Inc. and its subsidiaries	one of the owners beneficially owns 100% equity interests of CISG Holdings Limited

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

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

In May 2018, Jinghua Structured Fund 27, a VIE consolidated by the Group, was established with a contracted valid term for 10 years. Fanhua Inc. and its subsidiaries subscribed all of the senior units and intermediate units of Jinghua Structured Fund 27, which amounted to RMB115,000,000 and RMB23,000,000 respectively. The Group subscribed to all of the subordinated units of Jinghua Structured Fund 27 as well, which amounted to RMB15,350,000.

In 2018, Fanhua Inc. and its subsidiaries transferred all their senior units and intermediate units to a third party of the Group from May to July. As a result, amounts due to related parties is nil as of December 31, 2018. The total amount of interest expense of Jinghua Structured Fund 27 in 2018 is RMB6,308,306. As the result of the above transferring, interest expense paid to related parties is RMB610,405.

The Group did not have any related party transactions in the year ended December 31, 2019.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

28.	OPERATING LEASES

The Group leases multiple office spaces which are contracted under various non-cancelable operating leases, most which provide extension or early termination options and are generally expired in 1 to 4 years. The Group does not enter into any finance leases or leases where the Group is a lessor. Moreover, the existing operating lease agreements do not contain any residual value guarantees or material restrictive covenants.

Management determine if an arrangement is a lease at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying office space is made available for use by the lessor. The incremental borrowing rates determined for computing the lease liabilities are based on the People’s Bank of China (PBOC) Benchmark Rates for terms of loans ranging from zero (exclusive) to 5 years and above.

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Operating lease cost(1)	47,896,817	58,317,758	36,607,623

(1)	Amounts include short-term leases that are immaterial.

December 31, 2019
RMB
Weighted-average remaining lease term	2 Years
Weighted-average discount rate	4.75%
Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	39,195,151
ROU assets obtained in exchange for new operating lease liabilities	38,133,941

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

28.	OPERATING LEASES (CONTINUED)

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2019:

Year Ended December 31,	RMB

2020	23,145,299
2021	10,876,674
2022	5,053,216
2023	581,340
2024	193,780
Thereafter	-
Total future operating lease payments	39,850,309
Less: imputed interest	(1,716,368)
Total present value of operating lease liabilities	38,133,941

Under legacy lease accounting (ASC 840), future minimum lease payments under non-cancellable leases as of December 31, 2018 are as follows:

Year Ended December 31,	RMB

2019	55,912,805
2020	31,600,761
2021	17,417,081
2022	10,701,271
2023	4,601,398
Thereafter	5,247,712
Total	125,481,028

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed balance sheets

	December 31, 2018	December 31, 2019
	RMB	RMB
Assets

Cash and cash equivalents	319,807,618	7,192,877
Investments in subsidiaries	392,559,403	392,559,403
Other assets	-	316,693,899
Total assets	712,367,021	716,446,179
Liabilities and shareholders’ equity
Accrued employee benefits	-	418,572
Other operating liabilities	8,158,984	10,988,499
Total liabilities	8,158,984	11,407,071
Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2018 and December 31, 2019)	916,743	916,743
Additional paid-in capital	705,422,445	705,422,445
Retained earnings	(5,672)	(4,430,177)
Accumulated other comprehensive income:
Foreign currency translation adjustment	(2,125,479)	3,130,097
Total shareholders’ equity	704,208,037	705,039,108
Total liabilities and shareholders’ equity	712,367,021	716,446,179

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed statements of comprehensive income

	2018	2019
	RMB	RMB
Interest and fees income
Interest on deposits with banks	-	426,672
Total interest and fees income	-	426,672
Other revenue	-	3,353,216
Total non-interest income	-	3,353,216
Total Revenue	-	3,779,888
Operating expenses
Employee compensation and benefits	-	(660,018)
Other expenses	(5,672)	(7,544,375)
Total operating expenses	(5,672)	(8,204,393)
Income before income tax	(5,672)	(4,424,505)
Income tax expense	-	-
Net loss	(5,672)	(4,424,505)
Other comprehensive (losses)/income
Foreign currency translation adjustment	(2,125,479)	5,255,576
Comprehensive (losses)/income	(2,131,151)	831,071

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed statements of cash flows

	2018	2019
	RMB	RMB
Cash flows from operating activities:
Net loss	(5,672)	(4,424,505)
Other operating assets	-	(316,693,899)
Other operating liabilities	7,311	3,248,087
Net cash provided by operating activities	1,639	(317,870,317)
Cash flows from financing activities:
Proceeds from initial public offering, net of offering cost paid of RMB51,967,702 in 2018	321,930,733	-
Net cash provided by financing activities	321,930,733	-
Net increase in cash and cash equivalents	321,932,372	(317,870,317)
Cash and cash equivalents at the beginning of year	-	319,807,618
Effect of exchange rate change on cash and cash equivalents	(2,124,754)	5,255,576
Cash and cash equivalents at the end of year	319,807,618	7,192,877

30.	COMMITMENTS AND CONTINGENCIES

The Group has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, the Group has not entered into any derivative contracts that are indexed to the Group’s shares and classified as shareholders’ equity, or that are not reflected in the Group’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, the Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

31.	SUBSEQUENT EVENTS

Management has considered subsequent events through April 27, 2020, which was the date of these consolidated financial statements were issued.

In January 2020, a novel strain of coronavirus, known as COVID-19, was reported to have surfaced in China, which soon spread throughout the country and other continents. The COVID-19 outbreak may impose disruptions on China’s macroeconomy, and it is difficult to estimate the duration and extent of it. The COVID-19 outbreak has adversely impacted on the business operation of companies in a variety of industries. Owners of micro-and small-enterprise (“MSE”), major clients of the Group, are among the most heavily influenced practices; therefore, the Group’s normal business operation might be affected, the risks of the loans the Group facilitates will increase and the Group is unable to evaluate this impact precisely.

The extent to which the Group’s results are impacted will depend on the future developments of COVID-19, which are highly uncertain and cannot be predicted. The Group will continue to hold close attention to it to assess the potential effects on the business operation and financial position of the Group. As of the issue date of this report, the assessment is still in progress.