Form 20-F/A
period 2019-12-31
CNFinance Holdings Ltd.
filed 2020-08-25
CIK 1733868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Large Accelerated Filer ☐       Accelerated Filer ☐       Non-accelerated Filer ☒       Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

EXPLANATORY Note

CNFinance Holdings Limited (“CNFinance”) is filing this Amendment No. 1 to Form 20-F (the “Form 20-F/A”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as originally filed with the U.S. Securities Exchange Commission (the “SEC”) on April 27, 2020 (the “Form 20-F”). This Form 20-F/A is being filed for the sole purpose of amending the disclosures in Item 15. Controls and Procedures of the Form 20-F under the heading “Management’s Annual Report on Internal Control Over Financial Reporting” to provide an amended statement relating to the management’s assessment on the effectiveness of the Company’s internal control over financial reporting and Item 19. Exhibits. No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and is not intended to update in any way the disclosures made in the Form 20-F. The filing of this Form 20-F/A should not be understood to mean that any other statements contained in the Form 20-F are true and complete as of any date subsequent to April 27, 2020. Accordingly, this 20-F/A should be read in conjunction with the Form 20-F and the documents filed with or furnished to the SEC by the Company subsequent to April 27, 2020, including any amendments to such documents.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2019, due to a material weakness identified in our internal control over financial reporting as described below.

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

To remediate our identified material weakness, we have implemented and will continuously use the following measures to improve our internal control over financial reporting: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) closing procedures to improve the quality and accuracy of our period-end financial closing process. However, we cannot assure you that these measures will be sufficient to remediate our material weakness in time, or at all. We concluded that the material weakness in our internal control over financial reporting have not been remediated as of December 31, 2019. In addition, we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Amendment No.1:

Exhibit
Number	Description of Document
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNFinance Holdings Limited

Date:	August 25, 2020	By:	/s/ Ning Li
			Name:	Ning Li
			Title:	Chief Financial Officer

4