Form 20-F
period 2020-12-31
CNFinance Holdings Ltd.
filed 2021-04-28
CIK 1733868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                          .

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

1,371,643,240 ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐       No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐       No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large Accelerated Filer ☐       Accelerated Filer ☐       Non-accelerated Filer ☒       Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

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

Yes ☐       No ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐       No ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 20 of our ordinary shares;

●	“allowance ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“contractual interest rate” refers to the interest rate prescribed under loan agreements;

●	“Credit Risk Mitigation Position” or “CRMP” refers to an amount contributed by the sales partners equal to 10% to 25% of the loans issued to the borrowers introduced by the sales partners to share the credit risk with the Company;

●	“delinquency ratio” of a particular date refers to total balance of outstanding loan principal for which any installment payment is one or more days past-due (including the delinquent loans agreed to be repurchased by installment or repaid on behalf of the borrowers by the sales partners, whether such installment or repayment has been made) as a percentage of the outstanding loan principal as of the date;

●	“effective interest rate” refers to the annualized internal rate of return based on initial outlay of loan principal, initial inflow of financing service fees (if applicable) and expected monthly inflow of repayments;

●	“effective sales partners” refers to the sales partners who have introduced at least one borrower to us that was approved by our trust company partners for loan facilitation;

●	“leverage ratio” refers to the ratio of total assets to total shareholders’ equity;

●	“charge-off ratio” refers to the ratio of charge-offs during a period over the average beginning and ending balances of outstanding loan principal of the same period;

●	“loan-to-value ratio” or “LTV ratio” refers to the ratio of loan amount to the value of asset collateral; the loan amount is calculated as the amount of all outstanding loans to be secured by the collateral;

●	“NPL” refers to a loan being delinquent for over 90 days;

●	“NPL provision coverage ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date;

●	“NPL ratio” as of a particular date represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due (including the NPLs agreed to be repurchased by installment or repaid on behalf of the borrowers by the sales partners, whether such installment or repayment has been made) as a percentage of the outstanding loan principal as of the date;

●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

●	“Pearl River Delta region” refers to Dongguan, Zhongshan, Foshan, Guangzhou, Huizhou, Jiangmen, Shenzhen, Zhuhai and Zhaoqing;

●	“quick disposal plans” refers to the mechanisms that we utilize to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“senior units” refers to the senior units and intermediate units, if applicable, in a trust plan;

●	“structural leverage ratio” refers to the ratio of the total amount of senior units and subordinated units; intermediate units are included as senior units for the purpose of calculation;

●	“Tier 1 cities” refers to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” refers to Dongguan, Foshan, Nanjing, Nanchang, Nantong, Xiamen, Hefei, Dalian, Tianjin, Changzhou, Xuzhou, Huizhou, Chengdu, Wuxi, Kunming, Hangzhou, Wuhan, Jinan, Zhuhai, Shijiazhuang, Fuzhou, Suzhou, Xi’an, Zhengzhou, Chongqing, Changsha, Qingdao, Shaoxing, Ningbo, Wuxi, Harbin, Changchun, Nanning, Wenzhou, Quanzhou, Guiyang, Taiyuan, Jinhua, Yantai, Jiaxing, Taizhou, Zhongshan, Baoding, Lanzhou and Langfang;

●	“total operating income” refers to the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company,” “our,” and “CNFinance” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries; and

●	“Yangtze River Delta region” refers to Shanghai, Nanjing, Nantong, Hefei, Yixing, Changzhou, Yangzhou, Wuxi, Hangzhou, Jiangyin, Taizhou, Shaoxing, Suzhou, Jiaxing and Zhenjiang.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020. On April 23, 2021, the noon buying rate for Renminbi was RMB 6.4945 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and growth strategies;

●	our future business development, results of operations and financial condition;

●	relevant government policies and regulations relating to our business and industry;

●	status of the COVID-19 pandemic and its impact on our business and industry;

●	general economic and business conditions in China; and

●	assumptions underlying or related to any of the foregoing.

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

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1.

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

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Comprehensive Income Data:
Interest and fees income
Interest and financing service fees on loans	1,242,128,524	3,406,110,592	4,278,820,368	2,953,480,997	1,828,687,910	280,262,979
Interest on deposits with banks	1,417,305	4,337,177	13,844,598	16,680,498	16,133,918	2,472,669
Total interest and fees income	1,243,545,829	3,410,447,769	4,292,664,966	2,970,161,495	1,844,821,828	282,735,648
Interest and fees expenses
Interest expenses on interest-bearing borrowings	(442,661,324)	(1,401,191,685)	(1,942,449,117)	(1,309,835,699)	(731,315,365)	(112,080,701)
Interest expenses paid to related parties	—	(8,714,000)	(610,405)	—	—	—
Total interest and fees expenses	(442,661,324)	(1,409,905,685)	(1,943,059,522)	(1,309,835,699)	(731,315,365)	(112,080,701)
Net interest and fees income	800,884,505	2,000,542,084	2,349,605,444	1,660,325,796	1,113,506,463	170,654,947
Collaboration cost for sales partners	—	—	—	(174,042,054)	(415,104,428)	(63,618,512)
Net interest and fees income after collaboration cost	800,884,505	2,000,542,084	2,349,605,444	1,486,283,742	698,402,035	107,036,435
Provision for credit losses (net of increase in guaranteed recoverable assets of nil, RMB100,304,255 and 433,376,273 for years ended 2018, 2019 and 2020, respectively)	(111,362,044)	(306,752,951)	(433,753,901)	(362,735,159)	(277,586,423)	(42,542,633)
Net interest and fees income after collaboration cost and provision for credit losses	689,522,461	1,693,789,133	1,915,851,543	1,123,548,583	420,815,612	64,493,802
Realized gains/(losses) on sales of investments, net	66,878,501	(11,527,798)	3,185,026	46,126,258	20,153,659	3,088,731

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Net (losses)/gains on sales of loans	—	—	(16,697,259)	75,959,140	149,631,456	22,932,375
Other-than-temporary losses on investment securities	(36,692,695)	—	—	—	—	—
Other gains, net	36,261,933	23,979,610	2,114,319	6,375,348	19,762,053	3,028,714
Total non-interest income/(losses)	66,447,739	12,451,812	(11,397,914)	128,460,746	189,547,168	29,049,820
Operating expenses
Employee compensation and benefits	(299,225,819)	(545,956,248)	(443,071,028)	(228,135,061)	(190,374,014)	(29,176,541)
Share-based compensation expenses	—	(182,689,766)	(39,715,168)	(15,886,067)	(62,073,367)	(9,513,305)
Taxes and surcharges	(48,207,495)	(38,835,933)	(81,198,115)	(67,689,864)	(49,452,609)	(7,579,060)
Operating lease cost	(24,404,690)	(47,896,817)	(58,317,758)	(36,607,623)	(21,719,042)	(3,328,640)
Impairment of goodwill	(20,279,026)	—	—	—	—	—
Offering expenses	—	—	(10,858,717)	—	—	—
Other expenses	(75,807,908)	(82,194,556)	(113,555,657)	(182,678,536)	(124,042,182)	(19,010,587)
Total operating expenses	(467,924,938)	(897,573,320)	(746,716,443)	(530,997,151)	(447,661,214)	(68,608,133)
Income before income tax expense	288,045,262	808,667,625	1,157,737,186	721,012,178	162,701,566	24,935,489
Income tax expense	(52,603,423)	(275,994,868)	(296,828,475)	(186,368,236)	(47,849,040)	(7,333,299)
Net income	235,441,839	532,672,757	860,908,711	534,643,942	114,852,526	17,602,190
Earnings per share
Basic	0.19	0.43	0.69	0.39	0.08	0.01
Diluted	0.19	0.40	0.62	0.36	0.08	0.01
Other comprehensive (losses)/ income
Net unrealized income/(losses) on investment securities	(194,680,052)	(2,601,355)	1,585,705	(1,518,079)	(171,040)	(26,213)
Foreign currency translation adjustment	(778,538)	(198,794)	(1,682,779)	3,965,185	(16,166,094)	(2,477,600)
Comprehensive income	39,983,249	529,872,608	860,811,637	537,091,048	98,515,392	15,098,377

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash (1)	233,138,588	1,190,360,385	3,161,657,934	1,705,356,424	1,960,922,758	300,529,166
Loans principal, interest and financing service fee receivables (net of allowance)	7,261,467,762	16,261,167,957	14,998,285,866	10,258,018,857	9,029,461,574	1,383,846,737
Other assets (2)	311,751,130	764,337,148	1,194,773,365	1,062,873,686	1,243,111,832	190,518,413
Total assets	7,806,357,480	18,215,865,490	19,354,717,165	13,026,248,967	12,233,496,164	1,874,894,046
Interest-bearing borrowings (3)	6,293,027,316	15,707,936,178	15,324,776,039	7,522,916,530	6,158,246,225	943,806,989
Other liabilities (4)	394,643,746	676,680,520	984,385,746	1,904,799,942	2,333,999,061	357,706,488
Total liabilities	6,687,671,062	16,384,616,698	16,309,161,785	9,427,716,472	8,492,245,286	1,301,513,477
Total shareholders’ equity	1,118,686,418	1,831,248,792	3,045,555,380	3,598,532,495	3,741,250,878	573,380,569

Notes:

(1)	Includes RMB69,420,589, RMB911,581,943, RMB2,457,242,507, RMBl,073,209,525 and RMB1,034,933,331 from structured funds as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively, which could only be used to grant new loans and activities.

(2)	Represents the sum of (i) investment securities, (ii) property and equipment, (iii) intangible assets and goodwill, (iv) deferred tax assets, (v) deposits (vi) right-of-use assets and (vii) other assets as presented in our consolidated balance sheet.

(3)	Represents the sum of (i) borrowings under agreements to repurchase and (ii) other borrowings.

(4)	Represents the sum of (i) accrued employee benefits, (ii) income tax payable, (iii) deferred tax liabilities, (iv) lease liabilities, (v) CRMP and (vi) other liabilities as presented in our consolidated balance sheet.

Non-GAAP Financial Measure

Adjusted Net Income

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expense, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	For the Year Ended December 31
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Adjusted net income	235,441,839	715,362,523	900,623,879	550,530,009	176,925,893	27,115,495

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with U.S. GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As adjusted net income has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income as a substitute for, or superior to, net revenues prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income for the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the Year Ended December 31
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Net Income	235,441,839	532,672,757	860,908,711	534,643,942	114,852,526	17,602,190
Add: share-based compensation expenses	-	(182,689,766)	(39,715,168)	(15,886,067)	(62,073,367)	(9,513,305)
Adjusted net income	235,441,839	715,362,523	900,623,879	550,530,009	176,925,893	27,115,495

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business

●	We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.

●	Our historical credit enhancement arrangements to our trust company partners might be subject to challenges relevant regulatory authorities, and we may potentially be required to obtain licenses.

●	Our trust company partners operate in a strictly regulated industry. If the practice of our trust company partners, including the cooperation arrangements with us, is challenged under any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.

●	We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

●	Our new collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

●	Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding—failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.

●	Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

●	Our business depends on our ability to collect payment on and service the transactions we facilitate.

●	The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

●	Credit and other information that we or our trust company partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

●	We primarily rely on our trust company partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these trust company partners and borrowers may be deemed as intermediation contracts under the PRC Contract Law.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	The collaboration model we have in place with our sales partners to acquire borrowers might be regarded as financial marketing and might face compliance risks.

●	Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”), and consequently investors may be deprived of the benefits of such inspection. As a result of recent legislation, if such a PCAOB inspection of our auditor cannot be completed within the next three years, we will be required to remove our listing and cease all trading of our securities in the U.S. capital markets. During the intervening period, this and other recent legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs and/or ordinary shares.

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

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

The regulatory framework and market condition for China’s home equity loan market is evolving and may remain uncertain for the foreseeable future. If our business practices or the business practices of our trust company partners are challenged under any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected. From time to time we may refine existing commercial arrangements in our business operations to comply with changing regulatory focuses. For example, FOTIC, one of our primary trust company partners, amended its loan agreements in 2017 with certain borrowers to add an option for FOTIC to demand payment of outstanding loan principal and interests before the maturity of the underlying trust funding. Starting in March 2018, we have been working with FOTIC to implement certain changes to our top-up arrangements (the “2018 FOTIC Funding Arrangements”) and performance-based service fee structure (the “2018 FOTIC Service Fee Structure”). For details, please refer to “Item 4. Information on the Company—B. Business Overview— Our Funding Model—Credit Strengthening Services.” We have also been exploring new business model to broaden our prospective borrower bases. Since December 2018, we have sought to collaborate with limited partnerships and certain well-established corporations, where limited partners in such limited partnerships and the established corporations work as our sales partners to introduce prospective borrowers to us. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” Unfavorable reception of the new business arrangements and new collaboration model by potential borrowers could have a material adverse impact on our business, results of operations, financial condition and cash flows. We may face the risk of increased borrower complaints, potential supervision, examinations or enforcement actions by regulatory agencies and/or penalties for violation of financial regulations and other applicable laws and regulations. We may not be able to successfully address the risks and difficulties associated with the new business arrangement and new collaboration model, which could materially harm our business and operating results. The modifications to our business arrangements and business model may also increase the complexity of our business and may present new and significant challenges, as well as strains on our management, personnel, operations, systems, technical performance and financial resources. As a result, past performance of our practice does not necessarily indicate our future prospects and performance. Such past performance may or may not be sustained in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history in this particular market. These risks and challenges include, among other things, our ability to:

●	offer customized and competitive loan services and products;

●	increase the utilization of our loan services by existing borrowers as well as new borrowers;

●	maintain low delinquency ratio of loans originated by us;

●	achieve an effective and efficient collection and foreclosure process to assist our trust company partners to recover delinquent loans in the event of loan default;

●	develop sufficient, diversified, cost-efficient and reputable funding sources;

●	broaden our prospective borrower base;

●	navigate through a complex and evolving regulatory environment;

●	improve our operational efficiency;

●	promote standardized and disciplined operational procedures in local offices;

●	attract, retain and motivate talented employees to support our business growth;

●	maintain and enhance relationships with our business partners;

●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

●	navigate economic condition and fluctuation; and

●	defend ourselves against legal and regulatory actions.

Our historical credit enhancement arrangements to our trust company partners and current credit strengthening services to the trust plans as the subordinated units holder might be subject to challenges relevant regulatory authorities, and we may potentially be required to obtain licenses.

Under our historical credit enhancement arrangements with our trust company partners, we are required to make payments for loan principal and interests that are in default. Under the 2018 FOTIC Funding Arrangements and similar arrangements with other trust company partners, our historical credit enhancement arrangements with FOTIC trust plans will be limited to existing loans and loans to be issued under existing trust products, and we, as the subordinated unit holder, are required to provide certain credit strengthening services. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Credit Strengthening Services.”

China Banking Regulatory Commission (“CBRC”), National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Finance, Ministry of Commerce, the People’s Bank of China (“PBOC”)，and the State Administration for Industry and Commerce jointly released Tentative Measures for the Administration of Financing Guarantee Companies on March 8, 2010 (“Tentative Measures”); the State Council released Regulation on the Supervision and Administration of Financing Guarantee Companies on August 2, 2017, effective on October 1,2017 (“Regulation on Financing Guarantee Companies”); and China Banking and Insurance Regulatory Commission (“CBIRC”), PBOC and other seven central governmental departments of the PRC State Council jointly released Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies on October 9, 2019 (“Supplementary Provisions”), each of which stipulates that no entity or individual may conduct the financing guarantee business without the approval of the relevant regulatory authorities, and that any institution, which provides services such as customer recommendation and credit evaluation for different kinds of lending institutions, shall not provide any financing guarantee services directly or in a disguised way, without approval. We do not charge any fees directly with respect to credit enhancement service and we do not hold qualifications for providing financing guarantee as a loan service provider. It is unclear whether our historical credit enhancement arrangements would be deemed as providing a financing guarantee under PRC laws and regulations. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our historical credit enhancement arrangements. If we are deemed to be providing a financing guarantee without required licenses, we may be subject to penalties such as correction order, fines of up to RMB1 million and suspension of or even bans from business, which could materially and adversely affect our business.

Furthermore, according to the Notice on the Regulation and Rectification of the “Cash Loan” Business (“Circular 141”) issued by the Internet Finance Rectification Office and the Online Lending Rectification Office, a banking financial institution or the like (including trust companies) shall not accept any credit enhancement service, loss-bearing commitment or any other credit enhancement service provided by any third-party institution without qualifications for providing guarantees when cooperating with them in lending businesses. Our PRC legal advisor, Merits & Tree Law Offices, advises us that it is uncertain whether Circular 141 would apply to us. Nevertheless, if we are deemed to be subject to and our collaboration with funding partners is deemed to be in violation of Circular 141, our funding partners could be subject to penalties, including suspension or termination of such credit enhancement arrangements with us, which may disincentive our funding partners from future collaboration with us and could have a material adverse effect on our source of funding and results of operations.

The Guiding Opinion on Regulating the Asset Management Business of Financial Institutions (the “Guiding Opinion”) was issued by PBOC, together with China Banking and Insurance Regulatory Commission (“CBIRC”)，China Securities Regulatory Commission (“CSRC”) and State Administration of Foreign Exchange on April 27, 2018. The Guiding Opinion prohibits direct or indirect guarantee for the principal and expected investment return of the senior unit holders of structural asset management products. The Guiding Opinion provides a grace period by the end of 2020. During the grace period, existing products not in compliance with the Guiding Opinion shall be gradually phased out. After the grace period, financial institutions shall not issue or renew any asset management products not in compliance with the Guiding Opinion.

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

According to Opinions of the General Office of the CBRC on Further Strengthening the Work of Supervising the Risks of Trust Companies, all local CBRC offices shall strengthen the analysis of the sources, durations and structure of the use of trust products’ funds, especially where the funds are open trust products issued in installments and are mismatched with the maturity date of its uses. All local CBRC offices shall (i) strengthen the screening and disposal of non-standard capital pool trusts, (ii) urge trust companies to dispose of existing, non-standard capital pools, (iii) prohibit the establishment of new non-standard capital pools, and (iv) submit monthly reports on the implementation of screening plans of non-standard capital pools, until standards are met. Capital pool is not a legal term defined under the PRC laws and regulations. Both standard capital pool and non-standard capital pool are strictly regulated. The major differences between standard capital pool and non-standard capital pool are qualification of investors and investees. Non-standard capital pool generally refers to the capital pool which mainly invests in non-standardized assets. Non-standardized assets include non-standardized debt assets and non- standardized equity assets, and only non- standardized debt assets are relevant to our business. Non-standardized debt assets generally refer to the debt assets with information disclosed only among trading parties and without public pricing. Only qualified investors are allowed to invest in non-standardized debt assets. Our trust company partners acquire funding primarily through trust products set up under various trust plans with a term of one to three years, while the loans we facilitate have tenors ranging from one to three years. For details of matching of our funding sources and loan products we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Matching of Terms of Funding Sources and Loans.” Our trust company partners allocate committed funds from the trust plan accounts among approved borrowers, which could be viewed as creating a mismatch between an investor’s expected timing of exit and the maturity date of the loan. For details, please refer to “—Risks Related to Our Business—Loan products we facilitate may potentially be deemed as having a duration mismatch with underlying funding sources. We and our trust company partners may need to take additional measures to reduce any risks associated with the mismatch, which could materially and adversely affect our business and results of operations.” We do not have specific knowledge on whether our trust company partners are compliant with the foregoing regulation and relevant applicant laws and regulations when they are handling the payment by the borrowers and the payment to unit holders in trust plans. If our trust lending model is deemed as creating a duration mismatch, we may be required to make adjustments to our business practice and our source of funding, results of operations and financial condition may be materially and adversely impacted.

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

We fund most of the loans we originate through our trust company partners. Loans funded by our trust company partners are disbursed to borrowers directly through trust plans. Approximately 99.5%, 100.0% and 100.0% of our home equity loan origination volume was funded under trust lending model in 2018, 2019 and 2020, respectively.

The availability of funding from our trust company partners depends on many factors, such as the availability of investors on their platforms, general economic conditions, change of regulatory requirements, actual and expected delinquency ratio compared to alternative opportunities, some of which are out of our control. Our trust company partners may seek to acquire borrowers independently or through other third parties. In addition, our trust company partners may not be able to adapt their compliance practices with the evolving financial institution licensing and other regulations in the PRC. As a result, our ability to cooperate with our existing trust company partners may be subject to regulatory or other limitations. See “—Risks Related to Our Business—Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding, failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.”

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

Additionally, if there is an unexpected scale of decrease in subordinated units due to a higher NPL ratio, we may not be able to arrange additional capital to increase our subordinated units contribution to satisfy the contractual structural leverage ratio as required by the subordinated units subscription agreement. If we are unable to secure sufficient funding on terms acceptable to us and our borrowers, or at all, we may not be able to provide attractive products and services to our borrowers, and our business, financial condition and results of operations may be materially and adversely affected.

In May 2018, FOTIC established Jinghua Structured Fund 27. In May 2018, Fanhua Inc. and its subsidiaries subscribed to all of the senior units of Jinghua Structured Fund 27, which amounted to approximately RMB138.0 million. We subscribed to all of the subordinated units of Jinghua Structured Fund 27, which amounted to approximately RMB15.4 million. In July 2018, Fanhua Inc. and its subsidiaries transferred all their senior units and intermediate units to a third party of the Group. As a result, amounts due to related parties in connection with Jinghua Structured Fund 27 is nil as of December 31, 2018, 2019 and 2020. For details, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

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

COVID-19 has and is continuing to spread worldwide. The COVID-19 outbreak is expected to continue to impose interruptions on China’s macroeconomy and continue to adversely impact our results of operations. The COVID-19 outbreak has caused, and may continue to cause, companies in China and around the world to implement adjustment of work schemes, impose additional quarantine measures or even temporary or permanent business closure. Results of operations for MSEs, whose owners are our primary customer group, were and may continue to be materially and adversely impacted, which will in turn have a material adverse effect on our financial performance and results of operations. As a result of the COVID-19 outbreak, our normal work schedule and results of operations were adversely impacted in 2020. Specifically, our business involving on-site and offline activities were and may continue to be materially and adversely impacted, including and not limited to inspection of real properties; visits to borrowers in both the risk assessment and the collection and foreclosure process; and developing of prospective borrowers.

The COVID-19 outbreak had and may also continue to have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate. Over the course of 2020, since various measures that the Chinese government implemented to constrain the COVID-19 outbreak have been relaxed, many aspects of daily business operations in China gradually returned to a normal routine. However, the situation in China and other countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, the development and efficiency of vaccines and other actions taken by governments, companies and individuals in response to the virus and resulting economic disruption.

Loan products we facilitate may potentially be deemed as having a duration mismatch with underling finding sources. We and our trust company partners may need to take additional measures to reduce any risks associated with the mismatch, which could materially and adversely affect our business and results of operations.

According to the Guiding Opinion, in order to reduce the risk of duration mismatch, the expiration date of closed-end asset management products, or the last open day of open-end asset management products, shall not be earlier than the termination date of the non-standard creditor’s assets invested in the asset management products directly or indirectly. The Guiding Opinion further prohibits the rolling issuance of a series of assets management products that enables the transfer of the principal, expected investment return and risks among different investors, which will be deemed as rigid payment to guarantee the principal and expected investment return of the product.

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

Under the 2017 FOTIC Loan Agreement, FOTIC has an option to demand repayment of outstanding loan principal and unpaid accrued interests before the maturity of the underlying trust funding, to match outstanding terms of the trust products that FOTIC set up for lending to the borrowers. Since 2018, FOTIC and our other trust partners have also modified its collaboration with us, which ensures that there is no duration mismatch for new loans entered into under the new model. Going forward, we and our trust partners will endeavor to ensure match of duration for the trust funding and underlying loans. Our trust company partners have also implemented pass-through repayment method in certain of the trust plans to help resolve the duration mismatch. As of the date of this annual report, we have not received any notice or been made aware of any issues or concerns raised by the regulatory authorities on our business arrangements. There is a small amount of loans facilitated under our historical collaboration which may result in a potential mismatch. Such loans had been fully repaid in 2020. As detailed implementation rules or regulations on the duration mismatch have yet to be promulgated, we cannot assure you that the regulatory authorities hold the opinion that our business arrangements are in compliance with the aforesaid regulation. Our business arrangements may be subject to challenges by regulatory authorities.

Furthermore, if the borrowers are unable to repay FOTIC loans in time due to the accelerated payment schedule caused by option exercise under the 2017 FOTIC Loan Agreement and because of the significant size of the accelerated lump sum payment, we may experience increase in our delinquency ratio, which could in turn result in a material adverse effect on our business and results of operations. Our trust company partners may have to utilize alternative funding to alleviate this issue. We cannot guarantee you, however, that such funding will always be available on acceptable terms, if at all. We may be required to contribute additional funding under our credit strengthening services, which may have a material adverse effect on our business and results of operations.

Our trust company partners may need to lower the structural leverage ratio of the trust plans which could materially and adversely affect our business.

The Guiding Opinion sets a limit on the contractual structural leverage ratio which is calculated as the total amount of senior units divided by subordinated units, and intermediate units shall be included as senior units for the purpose of this calculation. For a fixed-income product, the structural leverage ratio shall not exceed 3:1. The contractual structural leverage ratio of the trust plans or products set up by our trust company partners is determined pursuant to our collaboration agreements with them, which set the upper limit to such ratio at a range of 3:1 to 9:1. As of the date of this annual report, the actual structural leverage ratio of our trust plans is in compliance with the Guiding Opinion. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Terms of the Trust Plans” and “—Funding Partners.” We cannot assure you, however, that the actual structural leverage ratio of our trust plans are always in compliance and in the future, we may need to contribute additional funding to maintain a lower structural leverage ratio and our overall cost of funding may increase, which could materially and adversely affect our business.

Our concentration of funding provided by our trust company partners may have a material adverse effect on our financial condition, liquidity and results of operations, if we lose any of our trust company partners either as a result of its decision to acquire services from our competitors or otherwise.

Approximately 99.5%, 100.0% and 100.0% of our total home equity loan origination volume was funded under trust lending model in 2018, 2019 and 2020, respectively. Among the loans originated through our trust lending model, 84.1%, 71.4% and 69.3% were funded through FOTIC trust plans in 2018, 2019 and 2020, respectively. Although we have long-standing relationship with our trust company partners, there is no guarantee as to the continuation of the relationships between our trust company partners and us. We endeavor to diversify our funding source but there is no assurance that we will be successful. The loss of any of our trust company partners, in particular FOTIC, whether as a result of its decision to acquire services from our competitors, or otherwise, would have a material adverse effect on our financial condition, liquidity and results of operations.

Our new collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

Under the new collaboration model, sales partners contribute an amount equal to 10% to 25% of the loans issued to the borrowers introduced by them (such contribution, the “Credit Risk Mitigation Position,” or “CRMP”) and will receive incentive fees upon a pre-agreed schedule and other conditions.

According to the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, promulgated by the Supreme People’s Court, whoever meets the following four conditions, may be deemed as “absorbing public savings illegally or in disguised form” as prescribed in Article 176 of the Criminal Law, except as otherwise provided for by the Criminal Law: (i) absorbing Ends without approval of the relevant authority or under the disguise of lawful business operations; (ii) publicizing by means of media, recommendation fairs, leaflets or mobile phone text messages, or other means; (iii) promising to repay the principal and interests or make payments in forms such as currency, real objects or equities, within a certain time limit; and (iv) absorbing funds from the general public, namely unspecified people. According to Regulations on Preventing and Dealing with Illegal Fund-raising, which will soon come into effect in May 2021 and invalidate the Measures for the Banning of Illegal Financing Institutions and Illegal Financial Business Operations, illegal fundraising involves collecting funds from non-specific targets with promised principal and interest or other investment returns, without lawful permission from the State Council’s financial management departments or in violation of China’s financial management rules. The definition above stipulates the three features of illegal fundraising, which are illegal, with pecuniary interest, and targeting unspecified audiences.

It is unclear whether the CRMP we received would be deemed as absorbing funds illegally under PRC laws and regulations. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our new collaboration model. If we are deemed to be absorbing public savings illegally or in disguised form, we may be subject to fines of up to RMB500,000 and criminal penalties, which could materially and adversely affect our business. We are in the process of refining the new collaboration model with the sales partnerships under which sales partners will be restricted to qualified persons only. In addition, we have not made any commitments of making repayments within a certain time limit. We also require the sales partners to use their own funds as the source of the CRMP and prohibit collection of public funds from unspecified people. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if our new collaboration model with sales partners are deemed as absorbing public savings illegally or in disguised form.

According to the Administrative Measures on Assembled Funds Trust Schemes of Trust Companies, which was amended on February 2009, the trustor shall use legitimate funds of its own to subscribe to the trust units, and shall not participate in the trust scheme by illegally pooling funds from any other person. In addition, according to the Guiding Opinions on Regulating Asset Management Business of Financial Institutions, which were promulgated on April 2018, investors may not use loans or funds from third parties raised by issuing bonds to invest in asset management products. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our new collaboration model. If the fund we subscribe for the subordinated units of the trust plan is identified as originated from CRMP, we may be subject to fines of up to RMB500,000 and criminal and administrative penalties, which could materially and adversely affect our business. Our PRC legal advisor, Merits & Tree Law Offices, advises us that the CRMP from sales partners is for the purpose of reducing our own risk exposure, not for the purpose of illegally and publicly absorbing other people’s funds; in addition, the CRMP does not belong to the loans or funds raised by issuing bonds as described in the abovementioned regulations. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if the funds we subscribe for the subordinated units of the trust plan is identified as originating from CRMP.

In addition, under our new collaboration model, the CRMP paid by the sales partners either through direct contribution or through contribution to limited partnerships may be seen as investment in trust plans which may be identified by PRC regulatory authorities as disguised loans granted by sales partners. According to the Regulation on Private Lending and Maintaining the Economic and Financial Order, which was promulgated on April 2018, no entity or individual may set up an agency that conducts or mainly conducts the granting of loans, or takes the granting of loans as the daily business activities, without the approval of the competent authority in accordance with the law. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, they may be subject to fines of up to RMB500,000 and criminal and administrative penalties. Our PRC legal advisor, Merits & Tree Law Offices, advises us that under the new collaboration model, the main business of the sales partners we cooperate with are to introduce real estate mortgage loan projects to third parties, rather than providing loans. Our sales partners do not engage in issuance of loans and have not entered into any loan agreements with us. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, our business and results of operations will be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC government authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the home equity loan and finance industries. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation.” Our PRC legal advisor, Merits & Tree Law Offices, advises us that our businesses do not need special approvals or licenses, other than our small loan business and subject to “—Risks Related to Our Business—Our historical credit enhancement arrangements to our trust company partners might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.” We are further advised that these opinions are subject to uncertainties and the regulatory authorities may hold a different view. As of the date of this annual report, all of our small loan subsidiaries have obtained such approvals or licenses.

Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the finding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding failure of which may result in a material and adverse impact on our business, financial condition, results of operations and prospects.

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

We subscribe to the subordinated units and therefore have rights to the residual earnings under such trust plans. We historically acquire certain funding for the subordinated units by transferring our right to earnings with a repurchase arrangement to private equity funds. According to the regulations on private equity funds, private equity funds shall no longer engage in loan business and starting from February 12, 2018, the Asset Management Association of China will no longer accept new product filings which are not within the permitted investment scope of private equity funds. Private equity funds filed before February 12, 2018 may continue to invest in loan business. Our private equity funding sources’ filing of products in collaboration with us were all accepted before February 12, 2018. Our PRC legal advisor, Merits & Tree Law Offices, advises us that such regulations have no material adverse effect on our funding model, as we may, under the realm of the regulatory framework, continue to work with our existing private equity funding channels and similar private equity funding channels whose products have been duly filed before February 12, 2018. We are further advised that these opinions are subject to uncertainties and the regulatory authorities may hold a different view. We cannot assure you that the registered channels can satisfy our financing needs, or that such regulations will not impose material restrictions on our future business operations as we continue to grow our business.

According to Measures for the Supervision and Administration of the Wealth Management Business of Commercial Banks promulgated in September 2018 (the “Wealth Management Measures”), a commercial bank is subject to certain investment threshold of non-standardized debt assets. A transition period, starting from the effective date until the end of 2020, will be set for the Wealth Management Measures. During the transition period, new wealth management products introduced by commercial banks shall comply with the Wealth Management Measures. Commercial banks may continue to offer existing products for the undue assets invested in by existing wealth management products, but shall strictly control them within the overall scale of existing products and decrease them progressively in an orderly manner. Neither our trust company partners nor we have specific knowledge on whether a commercial bank investing in the senior units is in compliance with the Wealth Management Measures. As of the date of this annual report, we are not aware of noncompliance by commercial banks as senior unit holders. We cannot assure you, however, that commercial banks as senior unit holders will continue to be in compliance in the future. If commercial banks as senior unit holders violate the Wealth Management Measures, such violation will have a material adverse effect on our trust company partners’ funding sources and our business operations.

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

As a result of the COVID-19 pandemic, our normal work schedule and results of operations were adversely impacted and may continue to be adversely impacted in the future, which may negatively impact our ability to maintain or increase the amount of loans we facilitate. For example, we may not be able to conduct borrower site visits, and the processing time for each loan may be prolonged. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

Our concentration in loans secured by real properties may increase our credit losses in times of deterioration in local or national property markets, which would negatively affect our financial results.

The home equity loans we facilitate are secured by residential or commercial properties in our market areas. A significant decrease of property values will cause an increase in LTV ratio, resulting in borrowers having little or negative equity in their property, which may reduce new loan originations and provide incentive to borrowers to strategically default on their loans. Risk of loan defaults and foreclosures are unavoidable in the home equity loan industry. The COVID-19 pandemic had and may continue to have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate and have a material adverse impact on our results of operations. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

If we are unable to achieve low delinquency ratio for loans originated by us, our business and results of operations may be materially and adversely affected.

We may not be able to achieve low delinquency ratio for loans originated by us, or such delinquency ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. The outstanding principal of home equity loans originated by us was RMB15,781 million, RMB11,268 million and RMB9,679 million (US$1,483 million) as of December 31, 2018 and 2019 and 2020. The delinquency ratio for loans originated by us decreased from 18.07% as of December 31,2018 to 17.05% as of December 31, 2019 and increased to 22.63% as of December 31, 2020. Our NPL ratio increased from 2.50% to 9.35% and to 11.66% as of the same respective dates. The delinquency ratio in 2020 is higher than that in 2019, mainly because the fact that the borrowers’ ability to service their debts was negatively affected in 2020 due to the COVID-19 pandemic. The NPL ratio in 2020 is higher than that in 2019, mainly attributable to our efforts to accelerate the disposal of NPLs including transferring NPLs to third parties and judicial foreclosure. If we were to continue to experience increase in delinquency ratio or NPL ratio, we may not have sufficient capital resources to pay defaulted principals and interests to our trust company partners according to our historical credit enhancement arrangements or top-up arrangements. Our service fee charged to trust plans could also be significantly reduced under the 2018 FOTIC Service Fee Structure if this were to occur. Accordingly, our results of operations, financial position and liquidity could be materially and adversely affected. Furthermore, our borrower base continues to expand with the growth of our business operations, which may include loan applicants with lower creditworthiness. We may not be able to achieve low delinquency ratio for loans originated by us in the future, or return to the low delinquency ratio or NPL ratio we achieved in the past.

Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

As part of the collaboration we have with our trust company partners, we subscribe to subordinated units in trust plans through our subsidiaries and fund those units with (i) our own funds and (ii) funding from transferring our right to earnings in subordinated units to third parties. We transfer our right to earnings in subordinated units to third parties with a repurchase arrangement, which requires us to repurchase the right to earnings in subordinated units. For details of our repurchase agreements with third parties under the trust lending model, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Funding Sources.” In 2018, 2019 and 2020, we transferred our right of earnings in subordinated units to a certain private equity fund and to a certain third party. Our financing costs under such repurchase arrangement ranged from 7.0% to 12.7% per annum of the transfer prices in 2018, 2019 and 2020. We are required to consolidate all of the results under trust plans on our consolidated financial statements, including those of the senior units. This consolidation is necessary as our trust lending model creates exposure to variability of returns from the activities of the trust plans.

We historically operated a small direct lending business through our small loan subsidiaries, financed with our own funds or funds we received from third parties by transferring our rights in the loans together with a repurchase arrangement.

As a result of our funding model, we may be exposed to high leverage ratio. Our leverage ratio was 6.4 times, 3.7 times and 3.3 times as of December 31, 2018, 2019 and 2020, respectively. Our high level of borrowings and leverage ratio may adversely affect our liquidity and business operations, including but not limited to increasing our vulnerability under adverse economic condition, potentially limiting our ability to raise more debt and increasing our exposure to interest rate fluctuation. Our business and results of operations also depend on our ability to secure cost-effective financing. The third parties to whom we transfer our right to earnings or small rights to earnings in loans principal, interest and financing service fee receivables may not continue to provide funding at rates acceptable to us, and we may not find alternative financing at similar rates, or at all.

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

Credit assessment of the borrowers we facilitate is conducted by our risk management system, and subject to final risk assessment by our trust company partners. Our risk management system uses credit analysis and data from prospective borrowers and multiple external sources and might not be effective as we continue to increase the amount of transactions, expand the borrower base and broaden our borrower engagement efforts through different channels in the future. If our system or our trust company partners’ system is ineffective or if the credit analysis and data we or our trust company partners obtained are incorrect or outdated, the relevant risk management abilities could be negatively affected, resulting in incorrect recommendations or denials of loan applications or mispriced loan products, or eventually loan default. If we are unable to effectively and accurately assess the credit risks of borrowers or price loan products appropriately, we may be unable to offer quality services to our trust company partners or borrowers. Our risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior or result in better evaluation of our borrower base when compared to our competitors. Pursuant to the terms of our collaboration agreements with trust company partners, trust company partners are independently responsible for credit assessment and approving the loans applications and we are not subject to any penalties for inaccurate risk assessment or mispriced loan products. However, we ultimately bear credit risk on loans we facilitate as we have payment obligations under our historical credit enhancement arrangements or credit strengthening arrangements. For details, please refer to “Item 4. Information on the Company — B. Business Overview — Our Funding Model — Credit Strengthening Services.” In addition, our performance-based service fee and return under the subordinated units may be reduced as a result of increased NPLs. If our or our trust company partners’ risk management system fails to perform effectively, our business and results of operations may be materially and adversely affected.

As a result of the COVID-19 pandemic, our normal work schedule were adversely impacted and may continue to be adversely impacted in the future. Specifically, we may not be able to conduct site visits, which is an important component of our credit assessment process. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

Our business depends on our ability to collect payment on and service the transactions we facilitate.

We offer post-loan management services to our trust company partners. We have implemented payment and collection policies and practices designed to optimize compliant repayment, while also providing superior borrower experience. Our collection process is divided into distinct stages based on the days of delinquency, which dictate the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. Our collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter. We may also resort to arbitration or litigation to recover delinquent loans or assign those loans to a third party and collect proceeds upfront. Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments on the transactions we facilitate as expected. As we are exposed to credit risks as the subordinated unit holder and also as a result of credit strengthening services we provide, our failure to collect payment on the transactions will have a material adverse effect on our business operations and financial positions. In addition, our collection team may not possess adequate resource and manpower to collect payment on and service the loans we facilitated. If we fail to adequately collect amounts delinquent or due, then our service fees charged to trust plans may be delayed or reduced and our results of operations will be adversely affected. As the amount of transactions facilitated by us increases in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

Moreover, Circular 141 provides that all types of institutions or entrusted third-party institutions shall not collect loans through violence, intimidation, insult, slander, harassment, etc. Furthermore, according to the Notice on Further Regulating the Personal Trust Loan Business of Trust Companies issued by Beijing Bureau of the China Banking and Insurance Regulatory Commission in August 2020, trust companies within the Beijing jurisdiction shall clarify the list of prohibited behaviors with the institutions they collaborate with and their staff, and must not collect loans through violence, intimidation, insult, slander, harassment, etc. The Amendment XI to the Criminal Law of the People’s Republic of China, which was issued on December 2020 and became effective in March 2021, stipulates that whoever falls under any of the following circumstances when collecting any illegal debts generated from offering loans with high interest shall, if the circumstances are serious, be sentenced to fixed-term imprisonment of no more than three years, criminal detention or public surveillance and shall also, or shall only, be fined: (1) using violence or coercive methods; (2) restricting another person’s personal freedom of movement or trespass to another person’s dwelling; or (3) threatening, stalking, or harassing another person.

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

As a result of the COVID-19 pandemic and the travel restrictions and mandatory quarantine measures ensued, our collection efforts were delayed and may continue to be delayed in the future, which may have a material adverse impact on our results of operations. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

If our allowance for loan losses is not sufficient to cover actual loan losses, our results of operations would be negatively affected.

Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. In determining the amount of the allowance for loan losses, we analyze our loss and delinquency experience by loan categories and we consider the effect of existing economic conditions. In addition, we make various assumptions and judgments about the collectability of loan portfolios, including the creditworthiness of borrowers and the value of real properties serving as collateral for the repayment loans. If the actual results are different from our estimates, or our analysis is incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in a loan portfolio, which would require additions to allowance and would decrease our net income. Our emphasis on loan growth and on increasing portfolio, as well as any future loan deterioration, will require us to increase our allowance further in the future. Any increase in our allowance for loan losses or loan charge-offs as required by regulatory authorities may have a material adverse effect on our results of operations and financial condition.

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

We are involved in various legal proceedings in the ordinary course of business from time to time. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations as a whole. However, no assurances can be given as to the outcome of any pending legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. For debt collection purposes, we initiate legal proceedings against borrowers to recover payments that are delinquent for 30 days if we cannot reach agreement with the default borrowers by then. As of December 31, 2020, we had 2,608 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB1,157.5 million, where our trust company partners either directly or with our help sued borrowers of such delinquent loans. We may not be able to obtain or enforce favorable judgments or arbitration awards, or recover the amounts in dispute in full or at all. Furthermore, claims arising out of actual or alleged violations of law could be asserted against us by individuals, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, online or private lending laws or regulations, consumer protection laws or regulations, intellectual property laws, information security and privacy laws, and labor and employment laws. For further details, see the section headed “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information— Legal and Administrative Proceedings.” These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

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

In 2019, courts in certain regions of PRC issued regulations on banning the filings and executions in “trap loans” cases. While we believe our business does not fall into “trap loans” and such regulations are not be applicable to us, the interpretations of such regulations may vary among different courts. We cannot guarantee that the regulatory authority will agree with our interpretation. In 2019, certain court proceedings relating to the loans we facilitated were delayed or suspended due to such regulations.

As a result of the COVID-19 pandemic and the travel restrictions and mandatory quarantine measures ensued, court proceeding, foreclosure action and enforcement process were delayed and may continue to be delayed in the future, which may have a material adverse impact on our results of operations. For details, see “—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

Credit and other information that we or our trust company partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

For the purposes of credit risk assessment, we and our trust company partners obtain from prospective borrowers and third parties certain information of the prospective borrowers or the prospective real property collateral, which may not be complete, accurate or reliable. A credit report on a borrower or prospective collateral generated by our third-party sources or our trust company partners’ own credit assessment system may not reflect that particular borrower’s actual creditworthiness or the prospective collateral’s actual market value because it may be based on outdated, incomplete or inaccurate information. Additionally, once we and our trust company partners have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a preexisting debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. Such inaccurate or incomplete borrower information could compromise the accuracy of our or our trust company partners’ credit assessment and adversely affect the effectiveness of our risk management, which could in turn harm our reputation, lower our service fees charged to trust plans, and as a result, our business and results of operations could be materially and adversely affected.

We currently determine the preliminary market value of the prospective real property collateral using external databases at the time borrowers submit their loan applications. We also conduct site visits to cross-check conditions and verify information of the prospective real property collateral. In addition, we compare the preliminary third-party appraiser report with quotes on an anonymous basis from local real estate agencies in the same neighborhood. However, there is no assurance that we have complete and accurate information relating to the prospective real property collateral. In addition, our trust company partners perform their own independent credit assessment and make the decision on loan grants based on their credit assessment results. If we or our trust company partners overestimate market value of the real property collateral, the loans we facilitate may not be fully secured, which could affect the accuracy of our or our trust company partners’ credit assessment and the effectiveness of our or our trust company partners’ risk management. Therefore, our reputation, and as a result, our business and results of operations could be materially and adversely affected.

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

We are subject to the risk of fraudulent activity associated with borrowers, our trust company partners and third parties handling borrower information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through us and lead us to take additional steps to reduce fraud risk, which could increase our costs. High-profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

We are subject to credit cycle and the risk of deterioration of credit profiles of borrowers.

Our business is subject to the credit cycle associated with the volatility of the general economy. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our or our trust company partners’ risk management system may be subsequently rendered ineffective. This in turn may lead to higher delinquency ratio and adverse impacts on our reputation, business, results of operations and financial positions.

Our current business model has a relatively large exposure to second lien mortgage.

In 2019 and 2020, loans secured by second lien interest accounted for 56.4% and 56.3% of our loan origination volume of home equity loans, respectively. For loans secured by second lien interests, our rights over the collateral will be subordinated to other secured creditors with higher priority. If the borrowers default, we may not be able to collect the full amount of our security interests in the collateral due to lien subordination. There is no assurance that we will be able to realize the value of the collateral as we anticipated in a timely manner, or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

We primarily rely on our trust company partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these trust company partners and borrowers may be deemed as intermediation contracts under the Civil Code of the People’s Republic of China (the “Civil Code”).

Under the Civil Code, if an intermediary intentionally conceals any material fact or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and shall be liable for the damages caused. Therefore, if we intentionally conceal material information or provide false information to our trust company partners and are found at fault, or if we fail to identify false information received from borrowers or others and in turn provide such information to our trust company partners, we could be held liable for damages caused to our trust company partners as an intermediary pursuant to the Civil Code. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a credit limit or pricing to a particular borrower in the process of facilitating a loan transaction, as long as we do not intentionally conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of home equity loans and the possibility that the PRC government authority may promulgate new laws and regulations regulating home equity loans in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the home equity loan industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with ours.

The personal data and other confidential information of borrowers and our partners which we collect or are provided access to may subject us to liabilities imposed by relevant governmental regulations or expose us to risks of cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.

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

In addition, the data we possess may make us an attractive target for and potentially vulnerable to, cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. Furthermore, some of the data we possess is stored on our servers, which are hosted by third parties. While we and our third-party hosting facilities have taken steps to protect confidential information to which we have access and we store our data in encrypted form, our security measures may be breached in the future. Any accidental or willful security breaches or other unauthorized access to our database could cause confidential borrower, partner information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our reputation, business and results of operations may be materially and adversely impacted.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventative measures. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, require us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers and partners and adversely affect our business and results of operations. We do not have cybersecurity insurance in case of security breach. As of the date of this annual report, we have not experienced any material incidents of security breach.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

In cooperation with our trust company partners, we have adopted various policies and procedures, including internal controls, “know-your- customer” procedures, customer due diligence and customer screening procedures, for anti-money laundering purposes. In addition, we rely on and may in the future, rely on other third-party service providers, in particular the custody banks and payment agents that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. Custody banks and payment agents are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arising from any failure of other home equity loan service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

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

Our relationships with various third parties are integral to the smooth operation of our business. Most of our agreements with third-party service providers are nonexclusive and do not prohibit third-party service providers from working with our competitors. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reason, such as to work with our competitors on more exclusive or more favorable terms, our operations may be disrupted. In addition, our third-party service providers may not uphold the standard we expect under our agreements. If any of these were to happen, our business operations could be materially impaired and our results of operations would suffer.

Misconduct, fraud, errors and failure to function by our employees or third-party service providers could harm our business and reputation

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

Some of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Their business models may also ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Our current or potential competitors may also have longer operating histories, a more extensive borrower base, more data and distribution channels, greater brand recognition and brand loyalty and broader partnership relationships than we have. For example, established internet companies, including social media companies that possess large, existing borrower bases, substantial financial resources and established distribution channels, may enter the market. Traditional financial institutions may also focus on the MSE market, which may have a material adverse impact on our business and results of operations as we may not necessarily have competitive advantage. Our competitors may be better at developing new products, responding quickly to new technologies and undertaking more extensive marketing campaigns. If we are unable to compete with such companies or meet the need for innovation in our industry, the demand for our services could stagnate or substantially decline and we could experience reduced operating income, any of which could harm our business.

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

As of December 31, 2020, we operated our businesses primarily in over 70 leased properties in Shenzhen, Guangzhou, Chongqing, Beijing and other cities in China. We have not signed lease contracts or not renewed expired lease contracts with respect to a small portion of such leased properties, and we may be forced to relocate if the lessors request us to leave the premises. With respect to a small portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a small portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect the effectiveness. However, landlords and tenants may be subject to administrative fines for such failure.

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

Since the completion of our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Cathay Auto Services Limited, a company incorporated in the British Virgin Islands, holds approximately 23.3% of our ordinary shares. CISG Holdings Ltd., a company incorporated in the British Virgin Islands, holds approximately 18.5% of our ordinary shares. Kylin Investment Holdings Limited, a company incorporated in the British Virgin Islands, holds approximately 17.8% of our ordinary shares. As a result, each shareholder has significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company, and might reduce the price of our ADSs.

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

Substantially all of our assets and operations are located in China. We have developed a network of 56 branches and sub-branches in over 40 cities in China. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiaries should be the same. As our business grows rapidly, we may change the place of business according to market development strategy. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of their business. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties, which may adversely affect our business and results of operations.

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

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Recent international trade tensions, or a severe or prolonged downturn in the Chinese or global economy in general, could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect micro- and small-enterprise owners’ willingness to seek credit and our partners’ ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, the PRC and certain other countries. For instance, the U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. There is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality micro- and small-enterprise owners seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers and, therefore, our operating income, will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent regulatory development has also imposed challenges to our future business and operations. On August 20, 2020, the Supreme People’s Court announced an amendment to the judicial interpretation of China’s private lending, which reduces the maximum annual interest rate allowed on private lending to four times of the one-year loan prime rate (LPR), namely 15.4% based on the latest one-year LPR of 3.85% (the “Amendment”). Although we do not believe we are regulated by the Amendment as a loan facilitator in collaboration with licensed trust company partners, we have voluntarily adjusted the interest rates on some loan products we facilitate to comply with the new standards under the Amendment with some trust company partners to prevent the compliance risks due to the uncertainty of regulatory enforcement. As a result, our profit margin, results of operations and financial position were adversely impacted in the third and fourth quarters of 2020, and may continue to be adversely impacted.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The first Civil Code of the PRC has been effective since January 1, 2021. The Civil Code is considered as an amalgamation of the existing civil and tort-related laws and regulations as well as certain judicial interpretations issued by the Supreme People’s Court of the PRC. The Civil Code covers various dimensions of civil society, including private property, contracts, personal privacy, marriage and family, inheritance, and torts, etc. Upon its coming into effect on January 1, 2021, the currently effective Civil Law General Principles, Civil Law General Rules, Contract Law, Property Ownership Law, Torts Law, Marriage Law, Inheritance Law, Adoption Law and Guarantee Law were simultaneously abolished. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 15% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its nonaffiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish VIEs in China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi could have a material and adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation stipulates that if a foreign investor acquires a domestic enterprise and obtains actual control, and if it involves key industries, or has factors that affect or may affect national economic security, or causes the transfer of actual control of domestic enterprises with well-known trademarks or Chinese time-honored brands, the parties concerned shall report to MOFCOM. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, according to the Measures for the Security Review of Foreign Investment, which has been effective since January 28, 2021, a foreign investor or a party concerned in China (hereinafter collectively referred to as “party concerned”) shall take the initiative to make a declaration to the working mechanism office prior to making one of the following investments and the working mechanism office shall be entitled to require the party concerned to make a declaration thereof: (i) investment in any of such fields as the military industry and military-supporting industry that concern state defense and security, as well as military facilities and areas surrounding industrial military facilities; and (ii) investment in any important agricultural product, important energy and resources, major equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015 and was amended in 2019. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the People’s Republic of China (“PRC Foreign Investment Law”),and the State Council promulgated the Implementing Regulations to the PRC Foreign Investment Law (“Implementing Regulations”) on December 26, 2019, both of which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementing Regulations replaced the trio of previous laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures and the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, together with their implementation rules and ancillary regulations.

PRC Foreign Investment Law and its Implementing Regulations further specify that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must meet certain conditions under the “negative list” before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. Investments made in Mainland China by investors from the Hong Kong Special Administrative Region and the Macao Special Administrative Region shall be governed by the PRC Foreign Investment Law and its Implementing Regulations. On June 30, 2019, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the Negative List, as came into effect on July 23, 2020, according to which the industry of loan service has not been subject to foreign investment “restrictions” or “prohibitions” in the Negative List. Our PRC legal advisor, Merits & Tree Law Offices, advises us that according to the PRC Foreign Investment Law and the Implementing Regulations, PRC shall, in light of the needs for further expansion of opening up and economic and social development, adjust the Negative List where appropriate. Therefore, if the industry of loan service is subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued subsequently, our failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations after our company becomes an overseas-listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject us or them to fines and legal sanctions, there may be additional restrictions on the ability of us or them to exercise stock options or remit proceeds gained from sale of stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular—the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management (SAT Circular 82), which was amended on December 29,2017 and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, which was amended on December 1 and December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was later amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and consequently, investors may be deprived of the benefits of such inspection. As a result of recent legislation, if such a PCAOB inspection of our auditor cannot be completed within the next three years, we will be required to remove our listing and cease all trading of our securities in the U.S. capital markets. During the intervening period, this and other recent legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs and/or ordinary shares.

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

In response to the U.S. President Trump’s Memorandum on Protecting United States Investors from Significant Risks from Chinese Companies, on August 6, 2020, the U.S. President’s Working Group on Financial Markets (the “PWG”) released a report where it recommends that the SEC take steps to enhanced listing requirements on companies from certain jurisdictions, such as China, that do not provide the PCAOB with sufficient access to audit working papers. The proposed enhanced listing standards require, as a condition to initial and continued exchange listing, unrestricted PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies that are unable to satisfy this standard as a result of governmental restrictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The proposed new listing standards provide for a transition period until January 1, 2022 for currently listed companies. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible delisting if not cured. The measures in the PWG report are presumably subject to the standard SEC rulemaking process before becoming effective.

On August 10, 2020, the SEC announced that SEC Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG report, and that the SEC was soliciting public comments and information with respect to these proposals. The PCAOB’s inspections of other firms outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, it remains unclear what additional actions the SEC and the stock exchanges will take in response to the PWG report.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. On August 6, 2020, the PWG released a report where it recommends that the SEC take steps to enhance listing requirements on companies from certain jurisdictions, such as China, that do not provide the PCAOB with sufficient access to audit working papers, as discussed above. If either of these bills or the PWG report is enacted into law, or if we fail to meet the requirements thereunder due to factors beyond our control, we could face possible delisting from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

In addition to the proposed U.S. legislation and policies relating to Chinese companies’ compliance with applicable U.S. securities laws, our business and prospect may also be negatively affected by other changes in governmental policies, including sanctions and export controls administered by U.S. government authorities, including those imposed as a result of a material deterioration of the political or economic relations between China and the United States and other geopolitical challenges. There is no assurance that the governmental authorities in the United States will not take any such actions against us or our controlling shareholder or affiliates in the event the tensions between China and the United States escalate, which could result in a material and adverse impact on our business and prospect.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102E of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our common stock may be adversely affected.

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

The PBOC and the National Financial Standardization Technical Committee released the Personal Financial Information Protection Technical Specifications (“Specifications”) on February 13, 2020, according to which financial institutions shall not entrust or authorize other institutions, without the qualification for financial business, to collect information such as bank account information, personal identification number, mobile phone number, KYC information, home address and other information that is linked to the identity of a specific individual. Financial institutions shall also forbid outsourcing service agencies and external service agencies through agreements or contracts to store such information.

As of the date hereof, there is no such terms or provisions that we are entrusted or authorized to collect such information from the borrower by the trust companies in the agreements between us and the trust companies. We have collected information from the borrowers with the borrowers’ express consent. Given that the Specifications are still evolving, we cannot guarantee whether the relevant regulatory authorities would have different understandings, and thereby question our business model. Further, the Specifications are a recommended industry standard and have no mandatory legal force, but they might still be referred to by regulatory agencies. Therefore, if our collecting, storing and sharing of the borrower’s above-mentioned information are found to be in violation of the laws, it could have an adverse impact on our business model and adversely affect our business operations.

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

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In particular, since the COVID-19 outbreaks, concerns over the economic slowdown resulting from the COVID-19 have led to a significant decrease in the major indices of the U.S. capital markets and an increase in market volatility, which have adversely affected, and may continue to, adversely affect, the market price of our ADSs. For risks related to the COVID-19, see “—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2020, we had 1,371,643,240 ordinary shares outstanding. Among these shares, 175,209,200 ordinary shares are in the form of ADSs. All of our ADSs sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from May 5, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto, and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our amended and restated memorandum and articles of association, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, please refer to “Item 16 —G. Corporate Governance.”

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

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in a different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

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

Walkers (Hong Kong), our counsel as to Cayman Islands law, has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Walkers (Hong Kong) has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Our PRC legal advisor, Merits & Tree Law Offices, advises us that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Our PRC legal advisor further advises us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provides for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underling your ADSs.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

We may have been a passive foreign investment company (a “PFIC”) for our 2020 taxable year, and we will likely be a PFIC for our 2021 and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation of partnership.  Passive income generally includes interest, income equivalent to interest, rents, dividends, royalties and gains from financial investments.

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our consolidated trusts plans are shown in their entirety as our assets on our balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill (to the extent attributable to the services we provide) and fee receivables on the other hand. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our consolidated trust plans and we charge our consolidated trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). In addition, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we believe that we will likely be a PFIC for our 2021 and future taxable years, and that we were likely a PFIC for our 2020 and prior taxable years unless, with respect to our 2020 taxable year and prior taxable years the proposed regulations described below apply. U.S. taxpayers should consult their tax advisors regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

If we are treated for purposes of the PFIC rules as engaged in a financing business, then our PFIC status for our 2020 taxable year and any prior taxable year may depend on the application of the proposed regulations described below. “Passive income” for purposes of the PFIC rules is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation”(“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company.  Proposed Treasury regulations promulgated in 2019 (the “Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. The preamble to the Proposed Regulations specified that prior to their finalization, taxpayers may generally choose to apply the Proposed Regulations to all open tax years if they applied them consistently and in their entirety (i.e., including additional rules set forth in the Proposed Regulations that were unrelated to the Active Finance Exception). However, in 2020 Treasury finalized these regulations and concluded that the Active Financing Exception does not apply in determining the PFIC status of a company that is not a CFC. Although the final regulations apply to taxable years of shareholders beginning on or after January 14, 2021, Treasury indicated in the preamble to the final regulations that taxpayers can rely on the Proposed Regulations to apply the Active Financing Exception only for any open taxable year ending on or before December 31, 2020. Therefore, our ADS holders and shareholders should assume that they will not be permitted to apply the Active Financing Exception for our 2021 taxable year and onwards. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) for 2020 or any prior taxable year and met all of the exception’s requirements then we would not have been a PFIC for these years. U.S. owners of our ADSs or ordinary shares should be aware that we have not determined whether these requirements were in fact satisfied.  Moreover, if any of our consolidated trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception would also depend, in part, on whether we own 25% or more of the value of such trust. U.S. owners of our ADSs or ordinary shares should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to our 2020 taxable year or prior taxable years, and whether it is advisable to take this position.

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

Our principal executive offices of our main operations are located 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province 510620, People’s Republic of China. Our telephone number at this address is +86 (020) 6231-6688. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website, http://ir.cashchina.cn/.

4.B.	Business Overview

Overview

We are a leading home equity loan service provider in China. We conduct business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to us and we introduce eligible borrowers to our trust company partners who will then conduct their own risk assessments and make credit decisions. We have established a national network of 56 branches and sub-branches in over 40 cities in China. In 2018 and 2019, we originated home equity loans with an aggregate principal amount of RMB9.5 billion and RMB6.3 billion, respectively, representing a decrease of 33.7%. In 2020, we originated home equity loans with an aggregate principal amount of RMB8.8 billion, representing an increase of 39.5% from 2019 due to the development of the collaboration model.

Our primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 and other major cities in China. We originated home equity loans for 16,167, 12,790 and 17,703 borrowers in 2018, 2019 and 2020, respectively. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. Their financing needs are often unpredictable, time-sensitive and frequent. We believe our target borrowers are underserved by traditional financial institutions due to various reasons. Traditional financial institutions often impose stringent and inflexible loan application requirements designed for large corporations, making it difficult for MSE owners to meet such requirements. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing needs. Moreover, unlike in the United States where home equity loans commonly serve as a financing alternative, traditional lenders in China, such as banks, typically do not grant loans secured by second lien interests and are generally less incentivized to introduce innovative home equity loan products.

We aim to serve our target borrowers by facilitating home equity loans and providing tailored services. Our standardized and integrated online and offline credit application and assessment process shorten the time of loan disbursement, providing expeditious financing solutions to MSE owners. We offer home equity loans to MSE owners that allow them to repay only the interests by installments and repay the full principal amount when due. In addition, we also facilitate home equity loans to MSE owners in the form of installment loans with a monthly contractual interest rate typically ranging from 0.89% to 1.83% and a tenor typically ranging from one to three years, assisting borrowers’ short-term and long-term business planning. In 2018, 2019 and 2020, the average tenor of the home equity loans we originated was 50, 22 and 24 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 22.0%, 19.4% and 17.3% per annum, respectively. Such loan products are secured by first or second lien interests on real properties. 58.1%, 56.4% and 56.3% of our total home equity loan origination volume in 2018, 2019 and 2020, respectively, was secured by second lien interests. Depending on the value of the collateral and the creditworthiness of the borrower, we offer flexible loan principal typically ranging from RMB100,000 to RMB3,000,000.

Our risk mitigation mechanism is embedded in the design of our loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures. Our business infrastructure supports our operations by providing various offline services, such as on-site visits, interaction with local real property bureau and debt collection. Collateral for loans we facilitate is geographically dispersed in Tier 1 and Tier 2 and other major cities in China. We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments, which permits us to assist our trust company partners to monitor borrowers’ credit status. Our practical risk assessment focuses on both credit risks of borrowers and quality of the collateral. We have also established strict guidelines on the characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%.

The loans we facilitate are primarily funded through a trust lending model with our trust company partners, who are well-established trust funds in China with sufficient funding sources and have licenses to engage in lending business nationwide. This structure provides us with stable funding sources. Under the trust lending model, our trust company partners set up trust plans and acquire funding from their investors. Trust plans are typical investment vehicles in which investors participate by subscribing to trust units and receive a return as set out in subscription agreements. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio with a term of one to three years. The loans funded by the trust products, however, have terms typically ranging from one to three years. For details of matching our funding sources and loans we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Matching of Terms of Funding Sources and Loans.” The contractual ratio of the senior units and subordinated units of trust plans or products is determined pursuant to our collaboration agreements with our trust company partners, which set the upper limit to such ratio at a range of no higher than 3:1. For details, please refer to “Item 4. Information on the Company— B. Business Overview—Our Funding Model—Terms of the Trust Plans” and “—Funding Partners.” As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of trust plans. By subscribing to subordinated units, we are entitled to the residual value from trust plans after certain payments to senior unit holders, trust company partners and third-party service providers. Payments to senior unit holders consist of expected investment returns which are usually paid quarterly and principal amounts which are repaid upon borrowers’ payments of underlying loans. We as subordinated unit holders are paid each quarter after the quarterly payment of interest returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2020, and our financing costs for subordinated units under repurchase arrangements with financial institutions was 8% per annum of the transfer prices for such subordinated units in 2020. Our cost of the subordinated units as measured by the investment amount was RMB4,330.3 million, RMB3,150.5 million and RMB3,045.2 million as of December 31, 2018, 2019 and 2020, respectively. Our investment return from the subordinated units was RMB903.2 million, RMB663.2 million and RMB658.8 million (US$101.0 million) in 2018, 2019 and 2020, respectively.

In December 2018, we introduced our new collaboration model under which our sales partners recommend borrowers to us by direct cooperation with us or joining limited partnerships. Sales partners contribute an amount equal to 10% to 25% of the loans issued to the borrowers introduced by them and will receive incentive fees upon a pre-agreed schedule and other conditions. As of the date of this annual report, we have around 1,690 contracted sales partners in total, among which around 1,040 are effective sales partners.

To a lesser extent, we also had a direct lending model through which we lend directly under our small loan licenses to borrowers with our own funding or funding we acquire from transfer of rights to earnings in loans principal, interest and financing service fee receivables to third parties with a repurchase arrangement.

For details of our repurchase agreements with third parties under both the trust lending and direct lending models, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Funding Sources” and “—Small Loan Direct Lending.” We generally rely on and will continue to rely primarily on our trust lending model, which is supplemented with our direct lending model.

We acquire our borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019 and 2020, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “—Collaboration Model.” Through our sales partners and our established network and branch offices, we reach prospective MSE borrowers and assess their creditworthiness and collateral. If these borrowers meet our requirements, we refer them to our trust company partners who make their own independent credit assessment and decisions before directly lending to qualified borrowers. We help trust company partners sign loan agreements with borrowers directly, and assist borrowers in pledging collateral for the benefit of trust company partners. We are designated as the service provider and provide post-loan services such as payment monitoring, debt collection and release of collateral as the need arises. We provide top-up arrangement to trust plans associated with our subscription of subordinated units. Under this arrangement, we are required to manage the NPLs by repurchasing or replacing NPLs, or providing additional funding sufficient to cover outstanding principal and interests of NPLs. We receive a performance-based service fee up to 8% per annum of the size of the trust plan charged to the trust plans for the services we provide.

Our total operating income decreased from RMB2,338.2 million in 2018 to RMB1,614.7 million in 2019, representing a decrease of 30.9%, and deceased to RMB887.9 million in 2020, representing a decrease of 45.0%. Our net income decreased from RMB860.9 million in 2018 to RMB534.6 million in 2019, representing a decrease of 37.9%, and decreased to RMB114.9 million in 2020, representing a decrease of 78.5%.

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

Step 3: Credit decisioning

Once we have performed rigorous risk assessments on both applicant and collateral, we recommend qualified applicants with suggested loan principal amount to our trust company partners who proactively conduct their own independent credit assessment and make credit decisions on the loan applications we recommend. Specifically, our trust company partners are independently responsible for, reviewing loan applications and verifying applicants’ personal, business and collateral information collected by us through various procedures. Our trust company partners are responsible for approving the loan application.

Step 4: Credit extension

Our trust company partners will make the credit decision based on its own credit assessment. We will notify the applicants once we receive approvals from our trust company partners. We then assist the borrowers in signing loan agreements with the trust companies.

Step 5: Collateral pledge and CRMP collection

As part of our services, we help the trust companies set up security interests on the collateral by assisting with relevant documentation and registering security interests with local real property bureau. Once the process of collateral pledge is completed, sales partners will need to submit CRMP for underlying loans.

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

We originated home equity loans for 16,167, 12,790 and 17,703 borrowers in 2018, 2019 and 2020, respectively. Our borrowers have presence in over 50 Tier 1 and Tier 2 and other major cities in China and are geographically dispersed.

Borrower Acquisition

We acquire our borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019 and 2020, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “—Collaboration Model.”

Collaboration Model

We have also been exploring a new business model since December 2018 to broaden our prospective borrower bases. Under the new collaboration model, we generally require sales partners to contribute from a range of 10% to 25% of the loan principal they introduced (such contribution, the “CRMP”). The percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds investigated by us through market research and multiple negotiations with the local loan practitioners’ association in various cities in China, including four Tier 1 cities, key cities in the Pearl River Delta and the Yangtze River Delta. As of the date of this annual report, we have around 1,690 contracted sales partners in total, among which around 1,040 are effective sales partners.

Under such collaboration model, we will pay incentive fees, or collaboration cost, to each sales partner upon a pre-agreed schedule and conditions, which will be redistributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. For each loan, the project cost is agreed between us and sales partners. The project cost is typically between 11%-14% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan. The project cost in the loan agreement will not change once determined. The collaboration cost is settled monthly as agreed in the collaboration agreement. We only pay the incentive fee to the sales partner according to the pre-agreed schedule when the borrower repays the loan on time, in which case the sales partner is not obligated to return such incentive fee, and the collaboration costs are not subject to reimbursement.

In the event of loans issued to the borrowers acquired under such collaboration model are in default, the respective sales partners who introduced such borrowers will share the credit risks with us by choosing from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each installments (this option was introduced since the first quarter in 2020 recognizing the fact that the sales partners’ cash flow may be affected by the COVID-19 pandemic and may need to make repayment to us in installments); (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. Upon relinquishing its CRMPs, the sales partner is deemed to be released from its repayment obligations under the collaboration agreement.

When a loan defaults, we will inform the sales partner the overdue status of the loan through the mobile app and require the sales partners to choose among the above-mentioned options to perform its repayment obligations within an agreed time table. When the sales partner selects option (i)(1), we receive the payment for purchasing the outstanding defaulted loan including all outstanding principal and the accrued and overdue interests, and we will refund the outstanding CRMPs to the sales partner. When the sales partner selects option (i)(2), it repurchases the delinquent loan by installments with the purpose to repurchase the entire outstanding principal and the accrued and overdue interests in the future. CRMPs will be refunded after entire amount of the overdue loan principal and interests are settled. When the sales partner selects option (ii), it repays the overdue loan principal and interests for the borrower according to the borrower’s repayment schedule. If borrower repays in the subsequent period, we need to return the payment from borrower to the sales partner according to the collaboration agreement. If the sales partner chooses to fulfill the repayment obligation according to option (i)(1), (i)(2) or (ii) above, it still maintains the rights to claim the collaboration cost (incentive fees) for the current period.

When the sales partner refuses to fulfill its repayment obligation according to option (i)(1), (i)(2) or (ii) above, and selects option (iii), CRMPs related to the defaulted loan (or all CRMPs related to the specific sales partner if the CRMPs it provides can be shared in all loans introduced under the collaboration agreement as described below) are surrendered to us. Upon the confiscation of CRMPs, the sales partner is deemed to be released from its repayment obligations under the collaboration agreement, and the sales partner can no longer claim the outstanding collaboration cost (incentive fees) of the referred loan.

As described above, the percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds, as elaborated below.

Sales partners who pay 10% of the loan principal as the CRMP are mainly loan service providers with strong risk control and management capabilities in Tier 1 and Tier 2 cities. The sales partners are required to pay a minimum CRMP upfront and the CRMP put up by these sales partners can be shared in all loans introduced, meaning that the CRMP can be used to offset all defaulting loans introduced by the sales partner. In third- and lower-tier cities, the percentage of loan principal as the CRMP charged to this type of sales partners will be raised to 15%.

Sales partners who pay 20% of the loan principal as the CRMP are mainly individual and smaller-scale loan service providers in Tier 1 and Tier 2 cities. Each CRMP put up by these sales partners can only be used to offset a specific loan in default. In third- and lower-tier cities, the percentage of loan principal as the CRMP charged to this type of sales partners will be raised to 25%.

Sales partners enter into strategic cooperation directly with us and contribute the CRMP directly to a designated account, which is fully refundable upon repayment of the loan that the CRMP is associated with. If at any time the balance of CRMP provided by sales partners is lower than the agreed percentage of the principal amount of the loans it introduced, the sales partner is required to make up the balance reach the agreed CRMP percentage.

As of December 31, 2020, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 12.0%, 50.8%, 35.9% and 1.3% respectively. The percentage of the option selected is calculated based on the total loans principal amount (excluding any accrued interests) under each option selected by the sales partners divided by the total loans principal amount (excluding any accrued interests) under all options selected by the sales partners.

We believe such collaboration model will decrease our risk exposure. Since in the event that loans issued under the collaboration model are in default, the respective sales partners will share the credit risks with us by choosing from the above-mentioned options. Besides, the CRMPs from sales partners, by their nature, will also mitigate our exposure to credit losses.

Our Products

The home equity loans we facilitate permit borrowers to borrow relatively large amounts up to 70% LTV ratio. Our weighted average LTV ratio was 61.9%, 57.9% and 54.6% for home equity loans originated in 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, we originated home equity loans of RMB9.5 billion, RMB6.3 billion and RMB8.8 billion, respectively.

The home equity loans we facilitate are typically secured by apartments, houses or commercial properties owned by borrowers. Unlike most commercial banks, the home equity loans we facilitate can be secured with second lien interests on top of the first lien interests with banks, offering additional financing to MSE owners not otherwise readily available to them.

We facilitate home equity loans with flexible tenors typically ranging from one to three years enabling borrowers’ short-term and long-term business planning. In 2018, 2019 and 2020, the average tenor of the home equity loans we originated was 50, 22 and 24 months, respectively. The decrease in the average tenor of our loan facilitation portfolio from 2018 to 2019 was a strategic decision given the regulatory change in 2018. To ensure compliance with regulatory requirements, we adjusted the tenor of the loans we facilitate to one to three years in 2018. With long-term loans facilitated prior to the adjustment gradually becoming due, the average tenor of outstanding loans in 2019 is much shorter than that of 2018. The slightly longer average tenor of outstanding loans in 2020 than that of 2019 is mainly attributable to the fact that borrowers we acquired in 2020 preferred loans with longer tenor with lower monthly installment since their liquidity is affected by the COVID-19 pandemic. The difference in tenor of home equity loans originated over the past three years was mainly driven by the reasons described above and not driven by type of collateral, type of borrower, credit quality or some other factors.

The home equity loans we originate are also competitively priced, with a weighted average contractual interest rate of 14.5%, 19.4% and 17.3% per annum in 2018, 2019 and 2020, respectively. We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments, making it easier for borrowers to manage their cash flow and for us to timely monitor borrowers’ creditworthiness. Under this arrangement, the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of the home equity loan products we originated was 22.0%, 19.4% and 17.3% per annum in 2018, 2019 and 2020, respectively. Borrowers are obligated to pay directly to the trust plans in full the principal amount plus interest when due. We offer a flexible repayment schedule for installment loans, including but not limited to (i) an equal monthly installment comprising principal and interests evenly distributed throughout the life of the loan, (ii) a monthly installment comprising principal and interests in accordance with a pre-agreed step-down schedule, where a borrower starts with a higher equal monthly installment that decreases after a defined period and (iii) a monthly installment of interests only and full repayment of loan principal when due.

To foster our home equity loan business, we also provide bridge loan products, which are generally unsecured short-term loans, to pay off borrowers’ existing loans secured by real property. As a result, such real property will be released from existing loans and can be used as collateral for the home equity loans we facilitate. Once borrowers obtain home equity loans facilitated by us, the bridge loans granted by us will be repaid in full. We granted bridge loans of RMB181.5 million, RMB15.2 million and RMB86.4 million in 2018, 2019 and 2020, respectively. We may continue to originate bridge loans going forward as the need arises.

Our Funding Model

We have explored various funding models and have focused on collaboration with our trust company partners starting in 2014. To a lesser extent, we historically utilized a direct lending model through our small loan subsidiaries. In 2018, 2019 and 2020, approximately 99.5%, 100.0% and 100.0%, respectively, of the total home equity loan origination volume was funded under the trust lending model.

The following table illustrates our funding capital from different sources as of December 31, 2018, 2019 and 2020, respectively.

	For the Year Ended December 31,
	2018		2019		2020
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Funding capital by sources
Trust lending
Senior tranche	10,749	63.5%	6,562	63.2%	5,580	63.5%
Subordinated tranche
Own funds	1,790	10.6%	2,875	27.7%	2,645	30.1%
Transferred to third parties	2,540	15.0%	276	2.6%	400	4.5%
Direct lending
Own funds	50	0.3%	50	0.5%	50	0.6%
Transferred to third parties	1,786	10.6%	627	6.0%	117	1.3%
Total	16,915	100.0%	10,390	100.0%	8,792	100.0%

The following table illustrates the breakdown of the home equity loan origination volume by funding model in the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Loan origination volume by funding model
Trust lending	9,479	99.5%	6,340	100.0%	8,846	100.0%
Direct lending	52	0.5%	—	0.0%	—	0.0%
Total	9,531	100.0%	6,340	100.0%	8,846	100.0%

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

Terms of the Trust Plans

Pursuant to our collaboration agreements, our trust company partners establish long-term trust plans which issue multiple trust products, ranging from one to three years. Investors in these trust plans can subscribe to the trust units, which provides them with returns as provided in the subscription agreements. Once borrowers’ loan applications submitted through us are approved by trust company partners, they enter into loan agreements with borrowers and trust plans disburse loan proceeds to borrowers directly. Borrowers are required to repay the principal, interest and other fees, if applicable, directly to the account of the trust plan, and the trust company partner as trustee of the trust plan distributes the funds to unit holders according to the trust agreements. We are designated as the service provider for these trust plans, and in this role we assist our trust company partners acquire and screen borrowers and perform credit assessment pursuant to collaboration agreements with our trust company partners. We are also responsible for providing loan facilitation and post-loan management services for service fees charged directly to the trust plans.

Each trust product issued under the long-term trust plan is funded with senior and subordinated units at a predetermined contractual structural leverage ratio with the upper limit of no higher than 3:1. For details, please refer to “—Funding Partners.”

As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of each trust product issued under the long-term trust plans. Our cost of the subordinated units as measured by the investment amount was RMB4,330.3 million, RMB3,150.5 million and RMB3,045.2 million as of December 31, 2018, 2019 and 2020, respectively. The trust plans typically pay senior unit holders an amount that equals (i) an expected rate of investment return, which is usually paid quarterly, plus (ii) the principal amount invested, which is the prompt repayment to trust companies after borrowers made payments for the underlying loans. The expected rate of investment return is provided in the subscription agreements of the senior units, to which we are not a party. Such rate of investment return is usually determined by our trust company partners based on market conditions and presented as an estimate. If the expected rate of investment return is not met, our trust company partners are not under any contractual obligation to top up for any shortfalls while we as the subordinated unit holders are required to manage the underlying NPLs to make up the shortfalls pursuant to our credit strengthening services. For details, please refer to “—Credit Strengthening Services.” We as subordinated unit holders are paid each quarter after the quarterly payment of investment returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. The trust company partner is responsible for administering the trust plan and is paid a trust administrative fee.

We are responsible for maintaining the asset quality and receive a performance-based service fee of up to 8% per annum of the size of the trust plan for the services we provide, which decreases with the growth of percentage of NPLs in the amount of loans we facilitated. We as the subordinated unit holder also retain any residual value in trust plans after deducting (i) repayment of principal amount invested by senior unit holders, (ii) financing costs for the senior units, which primarily consist of the expected rate of return to the senior unit holders, (iii) administrative fee payments to trust companies and certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee to us as service provider of up to 8% per annum of the size of the trust plan. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2020.

We received performance-based fee payments of RMB1,083.8 million, RMB760.5 million and RMB505.9 million in 2018, 2019 and 2020, respectively. Our investment return from the subordinated units was RMB903.2 million, RMB663.2 million and RMB658.8 million (US$101.0 million) for the same periods.

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

Due to recent regulatory changes, we have been working with FOTIC to implement the 2018 FOTIC Funding Arrangements, under which our historical credit enhancement and top-up arrangement are replaced with credit strengthening services. Under the 2018 FOTIC Funding Arrangements, when there is an NPL under a trust product, we, as the subordinated unit holder, are required to adopt one of the following measures to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior units, which primarily consist of expected rate of investment return to the senior unit holders:

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

Under the 2018 FOTIC Funding Arrangements, we are not required to provide credit enhancement and top-up arrangements as the loan facilitator except for current outstanding loans under the existing FOTIC trust products and loans to be granted thereunder. In return, we adopted the 2018 FOTIC Service Fee Structure, under which our service fee charged to a trust plan is performance-based and up to 8% per annum of the size of the trust plan decreases with the growth of the NPLs in the loans we facilitated.

Funding Partners

As of the date of this annual report, we have formed partnership with well-established trust companies under our trust lending model, including FOTIC, Zhonghai Trust, Zhongyuan Trust, Bairui Trust, Hunan Chasing Trust, Shaanxi International Trust, Bohai Trust, Everbright Trust and Shaanxi International Trust. Through these collaborative partnerships, we have access to flexible funding of RMB5.6 billion sourced from the senior unit holders as of December 31, 2020. 84.1%, 71.4% and 69.3% of the loans we originated in 2018, 2019 and 2020, respectively, were funded through FOTIC, mainly due to our familiarity and long-standing relationship with FOTIC. We also work with other leading trust partners to diversify our funding sources.

Funding Sources

Our trust company partners have developed various trust plans to provide home equity loans to borrowers we acquire and recommend. For the years ended December 31, 2018, 2019 and 2020, home equity loans we facilitated under the trust lending model amounted to RMB9.5 billion, RMB6.3 billion and RMB8.8 billion, respectively. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a predetermined ratio. The trust company partners may also transfer the underlying loans of trust products with repurchase arrangements to third parties at a specified annual rate of return when the original trust products become due. From May to December 2018, one trust company partner entered into contracts to transfer an aggregate amount of approximately RMB2.0 billion of loans to third-party transferees at annual rates of return of approximately 12.1% (including fees payable to the trust company partner). As of December 31, 2020, the balance of these transferred loans was RMB0.1 billion with annual rates of return ranging from 9.2% to 13.2%. We subscribe to subordinated units in the trust plans through our wholly owned subsidiaries. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2020.

Each trust plan sets a predetermined contractual structural leverage ratio between senior units and subordinated units. We may be required to subscribe to additional subordinated units upon request of the trustee to maintain the contractual structural leverage ratio. To date, we have not been obligated to purchase additional subordinated units under this requirement. Other than our obligation to maintain the contractual structural leverage ratio or provide credit strengthening services, which is discussed in more details under “—Credit Strengthening Services,” we are not contractually obligated to provide additional funding. There are no exceptions or reliefs available to the aforementioned additional funding obligation.

We fund our subscription of the subordinated units with (i) cash on hand and (ii) proceeds received through repurchase agreements with third parties with respect to subordinated units. Pursuant to such agreements, we transfer to third parties our rights to earnings in subordinated units up to an agreed investment return for a transfer price and are obligated to repurchase such right at a fixed repurchase price. Under such agreements, we continue to bear the risk of loss on the subordinated units and enjoy the upside on any return above the agreed investment return. The terms of our repurchase agreements may vary, such as obligating us to pay an expected investment return each quarter and the principal amount on or before the maturity date or requiring us to pay a lump sum amount within a specified period of time (generally within 360 days). In 2018, 2019 and 2020, we transferred our rights to earnings in subordinated units to a private equity fund and to certain third parties.

We utilize multiple funding sources to support our business, some of which may be subject to challenges by regulatory authorities from time to time under the evolving legal environment. For details, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding, failure of which may result in a material and adverse impact on our business, financial condition, results of operations and prospects.”

Small Loan Direct Lending

Historically, we supplement our trust lending model with direct lending by our small loan subsidiaries in Beijing, Shenzhen and Chongqing. Our subsidiaries typically enter into loan agreements that are secured by real property and have similar terms to home equity loans we facilitate under the trust lending model. We enter into loan agreements with borrowers directly. We finance our direct lending business with our own funds or funds we receive from third parties by transferring our rights in the loans together with a repurchase arrangement.

Small loan direct lending business in China requires a license granted by local regulatory authorities and is subject to leverage constraints. Our three small loan subsidiaries in Beijing, Shenzhen and Chongqing have relevant licenses to conduct direct lending business since 2012, 2012 and 2011, respectively. Subject to various regulations, some of our direct lending business is limited to certain regions for which we have a license to engage in such business. Due to regulatory financing/net capital ratio constraints and for liquidity reasons, we expect that direct lending will remain a fairly limited and immaterial part of our business in the near future. For the years ended December 31, 2018, 2019 and 2020, our loan origination volume through direct lending was RMB52.4 million, nil, and nil respectively. The balances of the borrowings that were funded by third parties for the small loan direct lending business were RMB160.2 million, RMB37.5 million and RMB9.3 million as of December 31, 2018, 2019 and 2020, respectively.

Matching of Terms of Funding Sources and Loans

We forecast our cash flows each month to determine our use and need of cash for the next month and take into account the amount of loans becoming due, amount of trust products becoming due and target size of loan products to be facilitated. When our monthly cash flow forecasts indicate a need for additional funding to ensure the matching of terms of funding sources and loans, we coordinate with our trust company partners to acquire additional funding through the transfer of loans with repurchase arrangements or through other permitted means, such as bridge loans.

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

As of December 31, 2018, 2019 and 2020, the balance of loans that exceeded the terms of the underlying trust products was RMB1,016.6 million, RMB89.8 million and nil, respectively, as measured by the amount of senior units whose outstanding terms are shorter than the remaining tenor of the underlying loans.

To strengthen the matching of terms of loans and funding sources, FOTIC has implemented the 2017 FOTIC Loan Agreement, which gives FOTIC an option to demand repayment of outstanding loan principal and unpaid accrued interests before the maturity of the underlying trust funding. Such an option is clearly explained to the borrowers at the outset. Since 2018, FOTIC and our other trust partners have also modified their collaboration with us, which ensures that there is no duration mismatch for new loans entered into under the new model. With this arrangement, maturity of the trust products should generally match the terms of loans granted thereunder. We do not believe such arrangement will have material adverse effect on our business or results of operations. For details, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.”

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

Business Infrastructure

Since our inception, we have strategically developed a network of branches and sub-branches in over 40 cities in China, which totaled 56 as of the date of this annual report. Specifically, we have carefully selected the geographic location of our offices with 13 branches and sub-branches in the Pearl River Delta region, 6 branches and sub-branches in the Yangtze River Delta region, and 37 branches and sub-branches in other areas. We prioritize expanding into cities that have stable housing market synergetic to our established network.

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

We have also developed a cooperative relationship with our experienced sales partners who work with local real estate brokers and banks who cannot accommodate second lien collateral to acquire high-quality borrowers.

Risk Management

As a core component of our sustainable business model, we have developed a rigorous and robust risk management system. We focus on assessing both credit risks of borrowers and quality of collateral with our integrated online and offline processes. Our risk management system helps assist our trust company partners perform their own independent credit assessment. As of December 31, 2020, we had 531 employees in our risk management team. We impose strict guidelines on loan approvals and separation of loan approval and risk management. The loans we originated are divided into different categories by amount and are reviewed by various levels of seniority.

Our risk management is based on our institutional knowledge and is well tested and evidenced by historical performance and based on our product design, dual-factor risk assessment and effective post-loan management procedures. As of December 31, 2018, 2019 and 2020, the NPL ratio was 2.5%, 13.7% and 11.7%, respectively.

Credit risk mitigation embedded in product design

The home equity loans we facilitate primarily take real properties located in Tier 1 and Tier 2 cities as collateral. Our loan portfolio spreads over 50 cities across China. We believe that such geographic diversification better protects us against deterioration of local housing and economic conditions. To further limit credit risk, we only permit home equity loans up to 70% LTV ratio with weighted average LTV ratio of 61.9%, 57.9% and 54.6% for home equity loans originated in 2018, 2019 and 2020, respectively, to ensure recovery in the event of borrower default. The LTV ratio varies for different types of real properties and is also adjusted pursuant to a borrower’s credit history and quality of the collateral and may be lowered in the event of a past default.

We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments. This strategic design allows us to timely monitor borrowers’ creditworthiness and initiate collection process at an early stage. We review a borrower’s monthly cash flow to determine the tenor of the loan. Borrowers with stronger cash flow will have the option of shorter tenors, which may require larger payment on each installment. Borrowers with weaker cash flow are usually encouraged to take loans of longer tenor, so as to lower the amount of each installment. We may also require deposit payment for borrowers with past default.

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

Step 2: Verification of information collected on loan applicants

The second step of our borrower risk assessment process is to verify the information collected in Step 1. This is done through our offline identity authentication procedures conducted by local office staff together with corresponding sales partners, which typically consist of site visits to applicants’ residences and business premises.

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

After obtaining the authorization from the loan applicant, we check its credit report and determine its outstanding first lien loan amount and the identity of lender to the first lien loan.

If our verification procedure on either a loan applicant or collateral reveals significant discrepancies from the information provided by such applicant, we will not recommend such applicant to our trust company partners.

We determine the loan amount permitted to grant the loan applicant based on the applicant’s credit status and collateral value. If both our trust partner and the loan applicant agree to the loan amount we advised, we will facilitate the signing of loan agreements and pledge agreement between them.

Step 5: Perfection of collateral

The last step of our collateral risk assessment process is to register the pledge over real properties under the names of trust company partners with the local real property bureau.

Immediately before the pledge of collateral is processed, we conduct a final lien search on the property to confirm if its lien status remains the same as previously reviewed. In the case that the lien status has not changed, we assist the borrower to pledge the house under the trust partner’s name. A representative from our company submits both the loan agreement and the pledge agreement to the local Housing Administration Bureau for the collateral pledge, specifying that such collateral is exclusively pledged for protection of such loan. The Housing Administration Bureau will issue a warrant that clearly states the lender and the amount of the mortgage.

After successfully receiving the “deposit receipt” issued by the Housing Administration Bureau, we transfer the receipt to our trust partner and inform the trust partner to release the loan to the borrower. Borrowers are obligated to return loan proceeds if the pledge is not successfully registered under extreme circumstances.

Judicial foreclosure of the collateral

We usually suggest our trust partners pursue foreclosure for loans more than 90 days past due. In 2018, 2019 and 2020, 27.5%, 21.1% and 7.4% of the delinquent loans the Company facilitated entered into foreclosure process, respectively. The amount where the foreclosure was ultimately concluded was RMB25.0 million, RMB 223.8 million and RMB 114.5 million in 2018, 2019 and 2020, respectively, among which RMB0.8 million, RMB18.0 million and RMB6.1 million had additional losses beyond what was already recorded in the allowance for credit losses in 2018, 2019 and 2020, respectively. The amount of such additional losses was RMB0.6 million, RMB3.4 million and RMB1.9 million in 2018, 2019 and 2020, respectively.

In 2020, the total loan amount disposed through judicial foreclosures were RMB159.6 million, including RMB64.9 million of first lien loans and RMB94.7 million of second lien loans. We recovered a total loan amount of RMB169.5 million through judicial foreclosures in 2020, including first lien amount of RMB67.6 million and second lien amount of RMB102.0 million. The corresponding allowances in 2020 by first lien and second lien were RMB19.1 million and RMB38.7 million, respectively.

According to the loan agreement, when a loan defaults, our trust partner are entitled to the full recovery of the delinquent principal, delinquent interest and penalties if any. If the proceeds from judicial disposal of the collateral is sufficient to cover the aforementioned full recovery amounts, we will obtain such full recovery, the amount of which may exceed the principal of the delinquent loan.

When calculating the impairment loss, we consider various expenses that may be incurred during the debt collection process, such as litigation fees, attorney fees, and other costs directly related to the collection process. The collection process to settle a past due loan generally takes one and a half to two years.

In 2020, the amount of loans where the Company abandoned the foreclosure process was RMB45.1 million. We abandon foreclosure when the defaulting borrower has regenerated ability to repay its debt by financing efforts or selling the collateral on its own and seeks to settle with the Company.

Effective post-loan management procedures

Under the agreements with our trust company partners, we are responsible for assisting our trust company partners in monitoring collection of overdue principal and interest, and are authorized by our trust company partners to oversee the collection process.

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

Monitoring collateral status. We help our trust company partners selectively conduct searches against real property collateral depending on principal amount outstanding and nature and location of collateral. Such searches are supplemented with online revaluation of collateral through our appraisal company partners and the search results will be shared real-time with sales partners through the mobile app.

Debt collection. In an event of default, we help our trust company partners utilize different collection measures with our integrated online and offline process, and with the assistance of our sales partners.

●	Within three to five business days past due, we and our sales partners will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties.

●	After a loan is past due for over six days, we and our sales partners will arrange a site visit to further assess the situation. If agreeable with the defaulting borrower, we will arrange for quick disposal plans, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, we will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral. Once payment is 20 days past due, we will assist the trust partner to start preparing documents and materials for arbitration. Once payment is 30 days past due, we will assist the trust partner to initiate judicial proceedings against the defaulting borrower and inform the relevant sales partners of the situation. Once payment is 30 to 90 days past due, we and our sales partners will continue the collecting efforts, including initiating private negotiations with the borrower and requesting the borrower to repay the loan through self-raising of money or voluntary sale of the collateral, transferring the defaulted loans to the third parties, and move forward with the arbitration process.

●	Typically, when payment is over 60 days past due, we will keep the sales partners informed and the sales partners shall choose from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each installments (this option was introduced since the first quarter in 2020 recognizing the fact that the sales partners’ cash flow may be affected by the COVID-19 pandemic and may need to make repayment to us in installments); (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. If the sales partners do not choose to fully repay us as mentioned in (i) and (ii) above, we will confiscate the CRMP corresponding to the loan in default. Meanwhile, we will continue the collecting efforts and move forward with the judicial process or quick disposal plans. As of December 31, 2020, for all of the loans with payment over 60 days past due, our sales partners have either fulfilled or are in the process of fulfilling their obligations under our agreements with them.

We have implemented detailed debt collection guidance and code of conduct for our local staff to ensure our debt collection methods are ethical and in compliance with laws and regulations, and we share such materials with our sales partners for them to adjust their debt collection procedures accordingly. We recovered loan principal, interest and penalties which equal to 102.6%, 100.1% and 102.4% of the actual outstanding loan principal of these delinquent loans in 2018, 2019 and 2020, respectively.

Transferring default loans to third parties is one of our loan recovery methods. If sales partners choose to fulfill their obligations to provide guarantee for the loans they introduced by repurchasing the delinquent loans according to the collaboration agreements signed between us and the sales partners, we would assist the trust partner to fully transfer the outstanding loan and related rights to the collateral to the sales partners at current market fair value. Under the circumstances of selling delinquent loans to local investment asset management companies, experienced law firms or other entities. Before the purchase agreement is signed, our post-loan department conducts a final check to determine the probability of recovering those loans by other collecting methods in shorter time before making the final decision on whether to sell those loans to a third party.

Collateral

The borrowers pledge their real properties to our trust company partners in the case of trust lending and to our small loan subsidiaries in case of direct lending. We have developed detailed guidelines for real property collateral. The LTV ratios are also adjusted based on the type of property (residential or commercial), floor plan, age and credit history of property owners. As of December 31, 2020, the updated LTV as of the most recent balance sheet date was 51%, with 48% for the first lien loans and 53% for the second lien loans, which is calculated by the percentage of outstanding loan principal of the re-appraised collateral value as of December 31, 2020. In the circumstances where we are facilitating the second lien loans, we have to obtain a prior authorization from the borrower before it checks the borrower’s credit status for the updated first lien balance, which is not practical in daily operation. Therefore, we use outstanding first lien balance at origination in the above calculation.

The following table illustrates the weighted average LTV ratio of all home equity loans we originated for the periods or as of the dates indicated, and a breakdown by collateral type.

	For the Year Ended December 31,
	2018	2019	2020
Weighted average LTV ratio by collateral type
First lien
Apartment	60.1%	56.0%	54.7%
House	50.6%	47.9%	44.4%
Commercial property	44.4%	43.9%	40.7%
Total	59.0%	54.8%	53.8%

Second lien
Apartment	64.5%	60.8%	59.8%
House	54.0%	50.0%	45.9%
Commercial property	48.6%	45.5%	50.9%
Total	64.0%	60.2%	58.8%
Total	61.9%	57.9%	54.6%

The following table illustrates distribution of our outstanding loan principal by city tier as of December 31, 2018, 2019 and 2020, respectively.

	As of December 31,
	2018		2019		2020
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Outstanding loan principal by collateral city tier
Tier 1	4,113	26.1%	2,730	24.3%	2,365	24.5%
Tier 2	10,965	69.5%	7,628	67.7%	5,970	61.7%
Others	703	4.4%	910	8.0%	1,344	13.8%
Total	15,781	100.0%	11,268	100.0%	9,679	100.0%

The process for updating collateral values during the period the loan is held includes the following: (i) regular review and reappraisal of collateral value based on the data from multiple external online appraisal firms; (ii) if the difference between the reappraised value and the value at origination exceeds 20%, we will determine whether such difference is due to regional market fluctuations and accept such reappraised value if the difference is determined to result from regional market fluctuations, and (iii) if the value difference is determined to be isolated from regional market fluctuations, we will check with recognized housing agent companies for the latest market sales price for properties with similar conditions such as locations, floorplans and ages, and use the average value of such similar properties as the ultimate reappraised value of the collateral.

The following table illustrates the breakdown of our home equity loan origination volume originated by first lien and second lien in the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Loan origination volume by first/second lien
First lien	3,992	41.9%	2,764	43.6%	3,864	43.7%
Second lien	5,539	58.1%	3,576	56.4%	4,982	56.3%
Total	9,531	100.0%	6,340	100.0%	8,846	100.0%

The following table illustrates distribution of our outstanding loan principal generated by first lien and second lien in the periods indicated.

	As of December 31,
	2018		2019		2020
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Outstanding loan principal by first/second lien
First lien	6,366	40.3%	4,652	41.3%	4,196	43.4%
Second lien	9,415	59.7%	6,616	58.7%	5,483	56.6%
Total	15,781	100.0%	11,268	100.0%	9,679	100.0%

The percentage of loans originated by first lien increased slightly from 43.6% for the year 2019 to 43.7% for the year 2020, while the percentage of outstanding loan principal generated by first lien increased from 41.3% for the year 2019 to 43.4% for the year 2020. Such trends have generally been stable since 2018.

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the amount of loans subject to the collaboration agreements by types of underlying collateral and by first lien and second lien as of December 31, 2018, 2019 and 2020, respectively, and the 2020 results are presented based on the revised charge-off policy, while the 2018 and 2019 results are presented on the basis prior to the revision:

	As of December 31, 2020
	(RMB in thousands)
Loans principal	The traditional facilitation model	The new collaboration model	Total
First lien
Apartment	765,412	2,983,326	3,748,738
House	25,503	158,421	183,924
Commercial property	131,328	131,951	263,279
Total	922,243	3,273,698	4,195,941

Second lien
Apartment	1,028,511	4,089,655	5,118,166
House	62,509	198,720	261,229
Commercial property	37,295	66,601	103,896
Total	1,128,315	4,354,976	5,483,291

Total	2,050,558	7,628,674	9,679,232

	As of December 31, 2019
	(RMB in thousands)
Loans principal	The traditional facilitation model	The new collaboration model	Total
First lien
Apartment	2,132,118	1,827,803	3,959,921
House	81,097	118,405	199,502
Commercial property	343,361	148,999	492,360
Total	2,556,576	2,095,207	4,651,783

Second lien
Apartment	3,394,561	2,690,011	6,084,572
House	227,658	158,521	386,179
Commercial property	142,943	2,724	145,667
Total	3,765,162	2,851,256	6,616,418

Total	6,321,738	4,946,463	11,268,201

	As of December 31, 2018
	(RMB in thousands)
Loans principal	The traditional facilitation model	The new collaboration model	Total
First lien
Apartment	5,880,419	-	5,880,419
House	127,762	-	127,762
Commercial property	357,998	-	357,998
Total	6,366,179	-	6,366,179
		-
Second lien
Apartment	8,762,996	-	8,762,996
House	183,164	-	183,164
Commercial property	468,940	-	468,940
Total	9,415,100	-	9,415,100

Total	15,781,279	-	15,781,279

Technology

Our technology departments is composed of 37 employees as of December 31, 2020. We utilize our home equity loan information technology system to support our standardized credit application process. Through our information technology system, we are able to connect with third-party service providers’ systems, including credit risk evaluation systems and leading property appraisers, to automatically collect data generated from their systems. In addition, our local staff uploads information collected during the due diligence process on a timely basis to supplement external credit data and ensure efficient approval process. Furthermore, we exchange loan application and approval information through our information technology system with our trust company partners’ systems. Our sales partners could acquire borrowers, upload due diligence files, track risk assessment processes and check their incentives online using this system.

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

Sales and Marketing

We acquire borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019 and 2020, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “—Our Borrower—Borrower Acquisition.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 18 software copyrights in China, including our proprietary loan management software and financial data analytics software. We have registered our domain name, cashchina.cn. As of December 31, 2020, we had five registered trademarks, including our “CNFH” and company logo.

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

Regulation

This section sets forth a summary of the most significant rules and regulations affecting our business that we operate in China.

As a home equity loan service provider, we facilitate loans by connecting borrowers with our trust company partners, and, to a lesser extent, we also lend directly to borrowers through our small loan subsidiaries. We have established three small loan subsidiaries in Beijing, Chongqing and Shenzhen that are permitted to operate small loan businesses.

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013, and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The establishment procedures, organizational form, organizational structure and rules of conduct of a wholly foreign-owned enterprise are subject to PRC Foreign Investment Law and its Implementing Regulations, that came into effect on January 1,2020, which provide that foreign investors shall not invest in the fields or industries prohibited for foreign investment access listed in the negative list, and shall comply with the conditions or requirements when investing in the restricted fields listed in the negative list, and foreign investors investing in the fields and industries not listed in the negative list are treated equally with the domestic investors. The organizational form, organizational structure, and rules of conduct of foreign-invested enterprises shall be governed by the PRC Company Law, the PRC Partnership Enterprise Law and other applicable laws.

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

Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version)

The Negative List uniformly lists special administrative measures on foreign investment access such as requirements on equity interest and management. Foreign investors investing in the fields and industries not listed in the negative list are treated equally with the domestic investors. The Negative List lists the transitional period for removing or relaxing access restrictions in certain fields and industries. After the transitional period, the investment access restrictions will be cancelled or relaxed. Our business is currently not listed in the Negative List (2020 Version).

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

On September 7, 2020, China Banking and Insurance Regulatory Commission issued the Circular of General Office of the China Banking and Insurance Regulatory Commission on Strengthening the Supervision and Administration of Micro-loan Companies, namely the Circular on Micro-loan Companies. Circular on Micro-loan Companies aims to promote the regulated and healthy development of micro-loan industry, and notifies the relevant matters as follows: (1) regulating business operations and improving service capabilities, (2) improving business management and promoting healthy development, (3) strengthening supervision and administration and rectifying the order of the industry, and (4) increasing support and creating a good environment. Accordingly, micro-loan companies are required to adhere to the principle of small amounts and dispersion, monitor the loan purposes, standardizing debt collection, etc. Furthermore, Circular on Micro-loan Companies endows the regulatory authorities the power to increase penalties upon violations of relevant laws and regulations. If the relevant laws and regulations do not contain penalty provisions or the micro-loan company in violation of laws and regulations does not reach the penalty standards, the regulatory authorities may take such regulatory measures as conducting a regulatory interview, issuing a warning letter, ordering the company to make rectifications, circulating a notice of criticism, and recording the violations of laws and regulations into the information database of illegal business behavior.

Circular 141, outlines general requirements on the “cash loan” business conducted by network small loan companies, banking financial institutions and online lending information intermediaries. Circular 141 requires network small loan companies to cautiously manage their funding sources and shall not (1) engage in any illegal fundraising or absorbing public deposits, (2) sell, transfer or substantively transfer its credit assets through internet platform or any kind of local financial exchange, and (3) raise any funds through the Peer-to-Peer Lending Information Intermediaries. Funds raised by the transferring of credit assets and asset securitization shall be calculated in a consolidation manner within the balance sheet, and the ratio of total amount of fundraising and net capital shall be executed temporarily according to the local ratio. The local authorities shall not further relax the ratio of fundraising by the small loan companies.

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

Interim Administrative Measures of Somali Loan Companies in Shenzhen

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

Guidance on Small Loan Companies in Chongqing

Guidance on Chongqing’s Promotion of Pilot Operation of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on August 1, 2008. The Notice on Issues Concerning the Adjustment of Interim Measures of Chongqing Municipality for the Administration of Pilot Operation of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on April 27, 2009. The Notice on Further Promoting the Development of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on April 12, 2011. The Notice on Interim Supervision Regulations on Chongqing Small Loan Companies Financing Supervision was issued by Chongqing Financing Business Office on June 4, 2012. The Guidelines for the Supervision of the Establishment and Change of Chongqing Small Loan Company (Trial Implementation) was issued by the Chongqing Finance Office, and implemented on July 1st, 2013. The Notice on Adjusting Regulations of Chongqing Small Loan Company was issued by the Chongqing Finance Office on October 27, 2016. On November 15, 2019, Chongqing Local Financial Supervision Administration (CQLFSA) issued the Guideline for Disclosure of Service Information of Chongqing Small Loan Companies. On November 26, 2019, CQLFSA issued the Notice on Guiding Small Loan Companies to Reduce Loan Interest Rates. On February 17, 2020, CQLFSA issued the Notice on Guiding Small Loan Companies to Support Epidemic Prevention and Control to Provide Financial Services for the Real Economy, which was effective until June 30, 2020. The key regulations of small loan companies in Chongqing are as follows:

●	if a small loan company is a foreign investment company, its registered capital must be at least US$30 million, and the shareholding of the foreign investor must be more than 50%;

●	for small loan companies with sound corporate management and strong risk management ability, the balance of the capital borrowed from banking financial institutions can be 100% of its net capital;

●	the balance of loans granted to a single borrower by a small loan company must not exceed 10% of the net capital of the company and the balance of credit limit granted to a single client as a group enterprise must not exceed 15% of the net capital of the small loan company;

●	support qualified small loan companies to increase their capital and shares, as well as mergers and acquisitions to enhance their capital strength; and

●	support small loan companies to list on domestic and overseas capital markets, and make good use of cross-border financing channels such as cross-border loans and overseas bond issuance under the China-Singapore (Chongqing) Strategic Interconnection Demonstration Project to obtain low-cost and long-term overseas funds.

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

The PBOC and the National Financial Standardization Technical Committee released the Personal Financial Information Protection Technical Specifications (“Specifications”) on February 13, 2020, according to which financial institutions shall not entrust or authorize other institutions without the qualification for financial business to collect information such as identification card number, mobile phone number and other information that is linked to the identity of a specific individual. As of the date hereof, there are no such terms or provisions that the Company is entrusted or authorized to collect such information from the borrower by the trust companies in the agreements between the Company and the trust companies. The Company has collected information from the borrowers with the borrowers’ express consent. Given that the Specifications are relatively new, we cannot guarantee whether the relevant regulatory authorities would have different understandings, and thereby question our business model. In the future, we will continue to improve our business model in accordance with this Specifications.

Regulations Relating to Loans and the Interest Rate

Part III Contracts of Civil Code of People’s Republic of China, which became effective in January 2021, or the Contract Part, governs the formation, validity, performance, enforcement and assignment of contracts. The Contract Part requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Decision of the Supreme People’s Court on Revising the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued by the PRC Supreme People’s Court in August 2020 and effective since August 2020, or the Revised Private Lending Judicial Interpretations, private lending refers to the act of financing among natural persons, legal persons and unincorporated organizations.

On August 20, 2020, the Supreme People’s Court announced an amendment to the judicial interpretation of China’s private lending, which reduces the maximum annual interest rate allowed on private lending to four times of the one-year loan prime rate (LPR), namely 15.4% based on the latest one-year LPR of 3.85%. "LPR for one-year loan" provided for in the preceding paragraph refers to the LPR for one-year loan to be published on a monthly basis by the National Interbank Funding Center authorized by the People’s Bank of China as of August 20, 2019.

According to the Official Reply of the Supreme People’s Court to the Issues concerning the Scope of Application of the New Judicial Interpretation on Private Lending, The Revised Private Lending Judicial Interpretations on private lending shall not apply to disputes arising from engagement in relevant financial business by small loan companies.

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

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. The Financing Guarantee Regulations define “financing guarantee” as a guarantee provided for debt financing (including but not limited to the extension of loans or issuance of bonds) and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Financing Guarantee Regulations also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed 10 times its net assets and that the outstanding guarantee liabilities of a financing guarantee compacities of the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company in respect of the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

The Supplementary Provisions stipulate that any institution, which provides services such as customer recommendation and credit evaluation for different kinds of lending institutions, shall not provide any financing guarantee services directly or in a disguised way, without approval. As for an institution which has no business license for financing guarantee business but actually engages in the financing guarantee business, the competent supervision and administration department shall ban it in accordance with the Regulation on Financing Guarantee Companies and order it to properly settle the stock business. If the institution intends to continue to engage in the financing guarantee business, it shall establish a financing guarantee company pursuant to the Regulation on Financing Guarantee Companies.

The Circular of the China Banking and Insurance Regulatory Commission on Issuing the Procedures for the Off-site Supervision of Financing Guarantee Companies (the Off-site Supervision Circular) was promulgated on July 14, 2020 and took effect on September 1, 2020. The Off-site Supervision Circular stipulates that financing guarantee companies should establish and implement an off-site supervision information filing system, and file the off-site supervision data and non-data information according to the requirement of regulatory authorities in time. If the financing guarantee companies do not comply with the requirement of regulatory authorities, regulatory authorities can exert penalties in compliance with relevant laws and regulations.

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

To further clarify the criminal charges and punishments relating to illegal public fundraising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, or the Illegal Fundraising Judicial Interpretations, which came into force in January 2011. The Illegal Fundraising Judicial Interpretations provides that a public fundraising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law if it meets all the following four criteria: (i) the fundraising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fundraising targets the general public as opposed to specific individuals. An illegal fundraising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fundraising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fundraising targets involved, (iii) with direct economic loss caused to fundraising targets exceeding RMB500,000, or (iv) the illegal fundraising activities have caused baneful influences to the public or have led to other severe consequences. In addition, an individual or an entity who has aided in illegal fundraising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commissions, may be considered an accomplice in the crime of illegal fundraising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fundraising Criminal Cases, the administrative proceeding for determining the nature of illegal fundraising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fundraising, and the administrative departments’ failure in determining the nature of illegal fundraising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising. According to “the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on the Promulgation of Opinions on Several Issues in Handling Criminal Cases of Illegal Fundraising” issued in January 2019, the determination of the “illegality” of fundraising shall be based on the laws and regulations of the national financial management. If there are only general stipulations in the laws and regulations of the national financial management, the “illegality” could be determined in accordance with the spirit of laws and regulations and the provisions on regulatory documents such as regulations, measures, and implementation rules of the People’s Bank of China, the China Insurance Regulatory Commission, the China Securities Regulatory Commission.

According to Regulations on Preventing and Dealing with Illegal Fundraising, which will soon come into effect in May 2021, illegal fundraising involves collecting funds from non-specific targets with promised principal and interest or other investment returns, without lawful permission from the State Council’s financial management departments or in violation of China’s financial management rules. Provincial-level governments should have overall responsibility for anti-illegal fundraising efforts within their respective administrative regions, and local governments should build necessary work mechanisms. Financial and non-banking payment institutions should report large-value and suspicious transactions as required, and analyze and identify related accounts having suspected association with illegal fundraising.

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

On November 7, 2016, the Standing Committee of the PRC National People’s Congress published Cyber Security Law of the PRC, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructures shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC, and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. On April 13, the Cyberspace Administration of China issued Measures for Cybersecurity Review, which took effect on June 1, 2020, to provide more detailed rules regarding cybersecurity review requirements.

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

Copyright and Software Products

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

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

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on the Administration of Domain Names for the Chinese Internet, issued by the MIIT on November 5, 2004 and effective as of December 20, 2004, which was replaced by the Measures on Administration of Internet Domain Names issued by the MIIT as of November 1, 2017 and the Implementing Rules on Registration of National Top-level Domain Names issued by China Internet Network Information Center in June, 2019. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

As of December, 2020, we had five registered trademarks and six trademark applications with the Trademark Office under the State Administration for Industry and Commerce. We have 18 registered Copyright of Software Products and one registered Domain Name.

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

Since January 1, 2012, the MOF and the SAT have implemented the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries.” According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which became effective on May 1, 2016, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the PRC territory are required to pay value-added tax instead of business tax. Following the implementation of the VAT Pilot Plan, most of our PRC subsidiaries and affiliates have been subject to VAT, instead of business tax. From April 1, 2019, according to “The Notice on Policies for Deepening the Value-added Tax Reform” issued by the Ministry of Finance and the State Taxation Administration and the General Administration of Customs in March 2019 and “The Notice on Adjusting the Value-Added Tax Rate” issued by the Ministry of Finance and the State Taxation Administration in April 2018, most of our Chinese companies and subsidiaries used to pay a Value-added Tax rate of 3% or 6%. Under the impact of COVID-19 pandemic, the Ministry of Finance and the State Taxation Administration issued“Announcement on the Value-added Tax Policy in Support of Resumption of Work and Business among Individual Businesses” in February 2020 and “Announcement on Extending the Applicable Period of the Value-added Tax Reduction and Exemption Policy for Small-scale Taxpayers” in April 2020 to reduce the Value-added Tax rate from 3% to 1% and start to implement such policy from March 1, 2020. In March 2021, the Ministry of Finance and the State Taxation Administration further issued “Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic” to extend the implementation of “1% Value-added Tax rate” policy to December 31, 2021.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1,2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular of the State Administration of Foreign Exchange on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On June 9, 2016, the SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from overseas public offerings. Circular 16 allows that the discretionary settlement of foreign exchange receipts under capital accounts refers to the case in which the foreign exchange receipts under capital accounts (including foreign exchange capital, foreign debts, and repatriated funds raised through overseas listing) subject to discretionary settlement as expressly prescribed in the relevant policies may be settled with banks according to the actual need of domestic institutions for business operations. Where the current regulations contain any restrictive provisions on the foreign exchange settlement of foreign exchange receipts under capital accounts of domestic institutions, such provisions shall prevail. Domestic institutions may, at their discretion, settle up to 100% of foreign exchange receipts under capital accounts for the time being. The SAFE may adjust the above proportion in due time according to balance of payments. In addition, Circular 16 specifies the use of foreign exchange receipts under capital accounts of a domestic institution and the RMB funds obtained thereby from foreign exchange settlement shall be subject to the following provisions: (i) they shall not, directly or indirectly, be used for expenditure beyond the enterprise's business scope or expenditure prohibited by laws and regulations of the State; (ii) unless otherwise specified, they shall not, directly or indirectly, be used for investments in securities or other investment than banks' principal-secured products; (iii) they shall not be used for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) they shall not be used for the construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). Where there is any contractual stipulation on the use scope of revenue under capital accounts between a domestic institution and other parties concerned, the relevant funds shall not be used beyond such scope. Unless otherwise specified, such stipulation shall not conflict with this Circular. Moreover, Circular 16 allows the enterprises to use their foreign exchange capitals under capital accounts allowed by the relevant laws and regulations.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through roundtrip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal laws and regulations governing the distribution of dividends of foreign-invested enterprises include the PRC Foreign Investment Law and its Implementing Regulations, both of which came into effect on January 1, 2020, and other applicable laws, according to which a foreign investor may, in accordance with the law, freely transfer into or out of the PRC its contributions, profits, capital earnings, income from asset disposal, intellectual property rights royalties acquired, compensation or indemnity legally obtained, income from liquidation, etc., made or derived within the territory of the PRC in RMB or any foreign currency, subject to no illegal restriction by any entity or individual in terms of the currency, amount, frequency of such transfer into or out of the PRC, etc.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe to the increased capital of a domestic company and thus change the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

On March 1, 2020, Securities Law of the People's Republic of China (Revised in 2019) became effective. It stipulates that any securities issuance and trading activities outside the People's Republic of China that disrupt the domestic market order in the PRC and damage the legitimate rights and interests of domestic investors shall be investigated for legal liability in accordance with the relevant laws. This gives the China Securities Regulatory Commission, public security organs and judicial organs "long-arm jurisdiction" over overseas securities market activities.

Summaries of the National Conference for the Work of Courts in the Trial of Civil and Commercial Cases

Summaries of the National Conference for the Work of Courts in the Trial of Civil and Commercial Cases circulated by the Supreme People’s Court On November 8, 2019 (“Summaries”)，provides that, in the trust documents and relevant contracts, the beneficiaries are divided into different categories, such as preferential beneficiaries and inferior beneficiaries, and it is stipulated that the preferential beneficiaries will subscribe for trust plan shares with their asset, and after the trust expires, the inferior beneficiaries bear the obligation to make up the difference between the benefit obtained from the trust property by the preferential beneficiaries plus its investment principal and the agreed proceeds. The people’s court shall legally support preferential beneficiaries’ claims for the liability borne by inferior beneficiaries as agreed. The agreement on the rights and obligations of different types of beneficiaries in the trust documents will not affect the determination of the legal trust relationship between the beneficiary and the trustee. In addition, the Summaries provided for the nature of credit enhancement documents, i.e., where any party which are not parties to the trust contract provides similar commitment documents such as making up differences by this third party, fulfillment of the repurchase obligations at maturity instead, and liquidity support as credit enhancement measures, the contents of which comply with the provisions of the law on guarantees, the people’s court shall determine that a guarantee contractual relationship is established among the parties. If the contents do not comply with the provisions of the law on guarantees, the corresponding rights and obligations shall be determined according to the specific content of the commitment document, and the corresponding civil liability shall be determined according to the facts of the case.

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

As this notice is relatively new, in the cooperation agreements we signed with the trust companies, there is no specific agreement on the marketing and publicity activities of financial products. At present, we have started to communicate with the trust partners on financial product marketing and publicity issues. We will improve the cooperation model to ensure that marketing activities and those of our sales partners are legal and in compliance.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure with material subsidiaries as of the date of this annual report. For a complete list of our subsidiaries, please refer to note 1 to our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 included elsewhere in this annual report. We subscribe to the subordinated units of the trust products issued under long-term trust plans through three of our wholly owned subsidiaries, Guangzhou Heze Information Technology Co., Ltd., Guangzhou Chengze Information Technology Co., Ltd., and Shenzhen Fanhua United Investment Group Co., Ltd. From an accounting perspective, we are exposed to the risk and variability of returns from activities of the trust plans and are therefore required to consolidate the financial results of the trust plans, including the results related to the senior units. Financial data of a trust plan is consolidated as if the trust plan is a subsidiary. Income and expenses of the trust plans are consolidated on our consolidated statements of comprehensive income while assets and liabilities of the trust plans are consolidated on our consolidated balance sheet. We do not, however, have ownership interest in the trust plans from a legal perspective other than in the subordinated units that account for only a portion of the total outstanding amount of the trust plans. For details of the contractual structural leverage ratio of each trust plan, please refer to “Item 4. Information of the Company—B. Business Overview—Our Funding Model.”

CNFinance Holdings Limited (Cayman Islands)
100%
Sincere Fame International Limited (BVI)
100%
China Financial Services Group Limited (HK)
Outside PRC
Inside PRC
100%
Beijing Lianxin Chuanghui Information Technology Co., Ltd
100%
Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd
100%
Fanhua Chuangli Information Technology(Shenzhen) Co., Ltd
100%
Guangzhou Heze Information Technology Co., Ltd.[1]
100%
Guangzhou Chengze Information Technology Co., Ltd.[2]
100%
Shenzhen Fanlian Investment Co., Ltd
100%
Shenzhen Fanhua United Investment Group Co., Ltd.[3]
FOTIC Structured Fund 1
Lanhai Structured Fund 1
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

Our corporate headquarters are located in Guangzhou, China, where we lease 1,855 square meters of office space pursuant to a lease expiring in September 2021. We also maintain leased properties ranging from 20 square meters to 1,855 square meters in over 40 cities. The lease term varies from eight months to four years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional funding as needed to accommodate future growth.

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

We have established a national network of 56 branches and sub-branches in over 40 cities in China. We acquire our borrowers primarily through our sales partners. We previously used our own network and sales personnel to acquire borrowers. In 2018, almost all of our borrowers were engaged through our local offices and word-of-mouth marketing. In 2019 and 2020, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” In 2018 and 2019, we originated home equity loans with an aggregate principal amount of RMB9.5 billion and RMB6.3 billion, respectively, representing a decrease of 33.7%. In 2020, we originated home equity loans with an aggregate principal amount of RMB8.8 billion, representing an increase of 39.5% from 2019. We originated home equity loans for 16,167 and 12,790 borrowers in 2018 and 2019, respectively, representing a decrease of 20.9%. In 2020, we originated home equity loans for 17,703 borrowers, representing an increase of 38.4% from 2019. In 2018, 2019 and 2020, the average tenor of the home equity loans we originated was 50, 22 and 24 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 22.0%, 19.4% and 17.3% per annum, respectively. The decrease in the weighted average effective interest rate is due to an effort to comply with recent rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People's Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020, although we do not believe we are regulated by the Amendment as a loan facilitator in collaboration with licensed trust company partners, we have voluntarily adjusted the interest rates on the loan products we facilitate to comply with the new standards under the Amendment.

Our practical risk assessment procedure focuses on both credit risks of borrowers and quality of the collateral. We have also established guidelines on characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%. The weighted average LTV ratio of the home equity loan origination volume was 61.9%, 57.9% and 54.6% in 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, our NPL ratio was 2.50%, 13.75% and 11.66%, respectively. Charge-off ratio in 2018, 2019 and 2020 was 0.068%, 1.612% and 11.299%, respectively.

Our total operating income decreased from RMB2,338.2 million in 2018 to RMB1,614.7 million in 2019, representing a decrease of 30.9%, and decreased to RMB887.9 million in 2020, representing a decrease of 45.0%. Our net income decreased from RMB860.9 million in 2018 to RMB534.6 million in 2019, representing a decrease of 37.9%, and decreased to RMB114.9 million in 2020, representing a decrease of 78.5%.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of trust plans and provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated unit holder and (ii) a performance-based service fee up to 8% per annum of the size of trust plans payable to us for our services provided to trust plans. Our cost of the subordinated units as measured by the investment amount was RMB4,330.3 million, RMB3,150.5 million and RMB3,045.2 million as of December 31, 2018, 2019 and 2020, respectively. Our investment return from the subordinated units was RMB903.2 million, RMB663.2 million and RMB658.8 million in 2018, 2019 and 2020, respectively.

As a subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans on our consolidated financial statements, including those of the senior units. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with management service expenses of trust plans for accounting purposes. In 2018, 2019 and 2020, we generated service fees charged to trust plans of RMB1,083.8 million, RMB760.5 million and RMB505.9 million, respectively.

Key Factors Affecting Our Results of Operations

Ability to maintain and expand borrower base

Due to the nature of our business, our ability to increase our loan origination volume largely depends on our ability to acquire new borrowers for the loans we facilitate. We used to acquire borrowers primarily through our own network and sales personnel and since December 2018, we have been acquiring borrowers primarily through our sales partners under our new collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” Our sales partners are typically local loan facilitators who have their own sales and marketing teams, they use such teams to reach to qualified candidates and recommend them to our platform. In 2018, most of our borrowers have been engaged through our local offices and word-of-mouth marketing. In 2019 and 2020, over 99.9% of our borrowers were introduced to us by our sales partners under the new collaboration model. We originated home equity loans for 16,167, 12,790 and 17,703 borrowers in 2018, 2019 and 2020, respectively. Our results of operations and ability to sustain and increase loan volumes will depend on our ability to maintain and expand borrower base.

Effective risk management

Our operating income and profitability are largely affected by our and our trust company partners’ risk management capabilities. We are exposed to credit risks under the trust lending model as a result of subscription of subordinated units and credit strengthening services and being a lender under the direct lending model. As such, the ability of us and our trust company partners to accurately assess default risks through our and our trust company partners’ credit analysis system directly affects our loan delinquency ratios and profitability. Any significant weakness in our or our trust company partners’ risk management system will directly or indirectly result in an increase in delinquency of loans originated by us or a failure of our loan servicing to recover losses. For a detailed discussion of our risk management, please refer to “Item 4. Information of the Company—B. Business Overview—Risk Management.”

Relationship with our funding partners

Our collaborative relationships with our funding partners are critical to our operations. We mainly collaborate with our trust company partners through trust lending model. In 2018, 2019 and 2020, approximately 99.5%, 100.0% and 100% of our total home equity loan origination volume was funded under trust lending model, respectively. The availability of funds from our funding partners affects our liquidity and the amount of loan transactions that we can facilitate, which directly affects our profitability. Terms of our collaboration agreements with our funding partners generally set the financing costs of our home equity loan business. Our financing costs for senior units excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2020. The interest charged by trust company partners to our borrowers affects our profitability. If we fail to maintain or deepen our existing relationships with our trust company partners, our liquidity and profitability may be adversely affected. A general deterioration of our relationships with our funding partners will result in a significant decrease in liquidity or in our service fees charged to trust plans, and we may not be able to secure alternative financing on terms acceptable to us or our borrowers, or at all. This may result in a decrease in the volume of loans we facilitate, which has a material adverse impact on our business and results of operations. For detailed discussion relating to our relationship with our funding partners, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model.”

China’s macroeconomic environment

Our business depends on the growth of MSE owners’ demand for home equity loan financing, which in turn depends on China’s macroeconomic environment. General economic factors, including the real estate prices, credit environment for MSEs, interest rate environment and unemployment rates, may affect borrowers’ willingness to seek home equity loans and/or repayment capability. For example, significant increase in interest rates could cause prospective borrowers to defer obtaining loans as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in the unemployment rate and/or a decrease in real income, may affect MSEs’ revenue. All these factors may affect borrowers’ repayment capability and their willingness to seek loans, which may potentially affect delinquency ratios. Further, the COVID- 19 outbreak had and may continue to have a negative impact on China’s macroeconomic environment which may continue to result in a material negative impact on our business and results of operations. For details, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business— We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

Loan Performance Data and Trend Analysis

Our operating results and financial condition are directly affected by the performance of the loans we originate. We focus mainly on the NPL ratio as home equity loans over 90 days past-due are more difficult and time-consuming to recover.

	As of and for the Year Ended December 31,
Loan performance metrics	2018	2019	2020
Delinquency ratio (1)	18.07%	21.08%	22.63%
NPL ratio (2)	2.50%	13.75%	11.66%
Allowance ratio (3)	5.44%	9.05%	6.80%
NPL provision coverage ratio (4)	218.76%	65.84%	58.44%

Notes:

(1)	Delinquency ratio represents total balance of outstanding loan principal for which any installment payment is one or more days past-due (including the delinquent loans agreed to be repurchased by installment or repaid on behalf of the borrowers by the sales partners, whether such installment or repayment has been made) as a percentage of the outstanding loan principal as of the date.

(2)	NPL ratio represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due (including the NPLs agreed to be repurchased by installment or repaid on behalf of the borrowers by the sales partners, whether such installment or repayment has been made) as a percentage of the outstanding loan principal as of the date.

(3)	Allowance ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date.

(4)	NPL provision coverage ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date.

Our delinquency ratio has increased from 18.07% as of December 31, 2018 to 21.08% as of December 31, 2019, and further increased to 22.63% as of December 31, 2020. The increase in the delinquency ratio from December 31, 2019 to December 31, 2020 was due to the fact that the borrowers’ ability to service their debts was negatively affected in 2020 due to the COVID-19 pandemic.

Our NPL ratio had increased from 2.50% as of December 31, 2018 to 13.75% as of December 31, 2019, and decreased to 11.66% as of December 31,2020. The decrease of NPL ratio from December 31, 2019 to December 31, 2020 was primarily attributable to our efforts to accelerate the disposal of NPLs including transferring NPLs to third parties and judicial foreclosure.

Our allowance ratio has increased from 5.44% as of December 31, 2018 to 9.05% as of December 31, 2019, and decreased to 6.80% as of December 31, 2020, while our NPL provision coverage ratio has decreased from 218.8% to 65.8% and further to 58.4% as of the same dates. Decreases in allowance ratio and NPL provision coverage ratio from December 31, 2019 to December 31, 2020 were primarily due to the fact that we revised our charge-off policy in 2020. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due unless well-secured and in the process of collection uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell).

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the delinquency and NPL ratios for loans introduced under the new collaboration model and the loans under the traditional facilitation model without the involvement of sales parties and by first lien and second lien as of December 2018, 2019 and 2020, respectively. The 2020 results are presented based on the revised charge-off policy, while the 2018 and 2019 results are presented on the basis prior to the revision.

	As of December 31, 2020
	(RMB in thousands)
	The traditional facilitation model	The new collaboration model	Total
First lien
Delinquency Ratio	47.03%	18.00%	24.38%
NPL Ratio	38.19%	6.72%	13.64%

Second lien
Delinquency Ratio	43.16%	15.62%	21.29%
NPL Ratio	31.60%	4.59%	10.15%

	As of December 31, 2019
	(RMB in thousands)
	The traditional facilitation model	The new collaboration model	Total
First lien
Delinquency Ratio	35.78%	4.61%	21.74%
NPL Ratio	25.96%	0.45%	14.47%

Second lien
Delinquency Ratio	32.69%	4.65%	20.61%
NPL Ratio	22.84%	0.55%	13.24%

	As of December 31, 2018
	(RMB in thousands)
	The traditional facilitation model	The new collaboration model	Total
First lien
Delinquency Ratio	20.95%	-	20.95%
NPL Ratio	3.17%	-	3.17%

Second lien
Delinquency Ratio	16.12%	-	16.12%
NPL Ratio	2.05%	-	2.05%

Since we have ceased facilitating loans under the traditional facilitation mode starting from December of 2018, and as existing loans becoming due, the outstanding principal of loans under the traditional facilitation mode continuously decreased, which resulted in drastic increase of delinquency ratio and NPL ratio of loans under the traditional facilitation mode in 2020. We believe such ratios do not accurately reflect the loan performance and could no longer be used as a measure of our risk assessment and post-loan management abilities.

The following tables illustrate the amount of loans we facilitate by collateral type for which we have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category as of December 31, 2018, 2019 and 2020, respectively. The 2020 results are presented based on the revised charge-off policy, while the 2018 and 2019 results are presented on the basis prior to the 2020 revision.

	As of December 31, 2020
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	992,070	101,962	10.3%
House	70,088	8,922	12.7%
Commercial Property	66,399	5,448	8.2%
Total	1,128,557	116,332	10.3%

	As of December 31, 2019
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	1,425,776	584,818	41.0%
House	80,604	30,815	38.2%
Commercial Property	126,502	54,648	43.2%
Total	1,632,882	670,281	41.0%

	As of December 31, 2018
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	363,005	135,762	37.4%
House	17,505	8,434	48.2%
Commercial Property	35,428	12,961	36.6%
Total	415,938	157,157	37.8%

As shown in the tables above, in 2018 and 2019, the allowance ratio of apartment and commercial property collaterals changed slightly, while the allowance ratio of house collaterals fluctuated more because the market value of houses is more sensitive to market fluctuation. Loans that are secured by house account for only a small portion of the outstanding loans the Company facilitates. The drastic decrease of allowance ratio of all three types of collaterals in 2020 was mainly attributable to the revision of the Company’s charge-off policy in 2020 as mentioned above.

We incur losses and charge-off loans when we determine that the loan is uncollectable. We consider loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible and the balance shall be written down to net realizable value (fair value of collaterals, less estimated cost sell):

(i)	death of the borrower;

(ii)	identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments;

(iii)	sales of loans to third parties;

(iv)	settlement with the borrower, where the Company releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral;

(v)	disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or

(vi)	loans are 180 days past due unless both well-secured and in the process of collection.

The following table sets forth our charge-off ratio for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
Charge-off ratio	0.068%	1.612%	11.299%

Our charge-off ratio was 0.068%, 1.612% and 11.299% in 2018, 2019 and 2020. The increase of charge-off ratio in 2020 was mainly attributable to the revision of the Company’s charge-off policy in 2020 as mentioned above. We continue to dispose of collateral through judicial or arbitration proceedings and utilize other quick disposal plans available to manage NPLs. Meanwhile, we also transfer loans to third parties in exchange for proceeds upfront to quickly recover overdue loans, and the related gains or losses from such sale will be accounted for as other gains/(losses) in our consolidated statements of comprehensive income.

The tables below set forth the amortized cost of the loans that were resolved by the different charge-off scenario above, the allowances recorded on those loans at the time of charge-off, additional provision for loan losses recorded at the time of the time of the scenario, in addition to the charge-off amounts as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2020
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	RMB in thousands
Sales of loans to third parties(2)	232,892	680,315	274,841	(41,765)
Settlement with the borrower	12,017	71,333	24,699	(4,232)
Disposal through legal proceedings	8,610	17,436	16,170	(1,877)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	929,870	1,128,557	-	-

Total	1,183,389	1,897,641	315,710	(47,874)

	As of December 31,
	2019
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	RMB in thousands
Sales of loans to third parties(2)	192,567	484,156	241,621	(42,000)
Settlement with the borrower	8,720	48,835	12,362	(3,877)
Disposal through legal proceedings	16,175	33,732	24,175	(3,396)
Death of the borrower	39	389	395	-
Identification of fraud	498	498	-	(498)

Total	218,000	567,609	278,554	(49,771)

	As of December 31,
	2018
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	RMB in thousands
Sales of loans to third parties(2)	1,582	11,773	5,695	(536)
Settlement with the borrower	6,934	48,267	9,835	(4,043)
Disposal through legal proceedings	1,919	4,041	1,812	(594)
Death of the borrower	332	838	2	(330)
Identification of fraud	285	119	142	(142)

Total	11,051	65,037	17,487	(5,645)

Notes:

(1)	Additional provisions refer to the total amount of additional losses of individual loans, which is beyond what was already recorded in the allowance for credit losses at the point of charge-off in different scenarios.

(2)	The loans sold to third parties are generally the ones that are over 90 days past due, which we have made a commercially reasonable effort to collect. In order to efficiently allocate resources and timely collect funds on impaired loans, we believe it is effective and efficient to sell certain loans that are over 90 days past due to third parties as we can save relevant costs that may occur during the time-consuming collection process. The delinquent loans are generally sold in bulk. The purchasers are all third parties and consist of (i) sales partners who choose to repurchase the delinquent loans they introduced according to their agreements signed with us, and (ii) local investment asset management companies, experienced law firms or other entities with legal, collection and disposal teams to handle delinquent loans and relevant collaterals. We have two approaches for the sale of loans to third parties, including (i) the sale that we do not retain any rights or obligations and such loans will be charged off from our balance sheet at the point of the sale and (ii) the sale that we retain certain rights or obligations such as an obligation to repurchase the loans after a certain period, and such loans sold are recorded as borrowings under agreements to repurchase in our balance sheet.

(3)	In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection.

Selected Income Statement Items

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income. Net interest and fees income after collaboration cost represents total interest and fees income netting of total interest and fees expenses and collaboration cost for sales partners. In 2018, 2019 and 2020, we generated net interest and fees income after collaboration cost of RMB2,349.6 million, RMB1,486.3 million and RMB698.4 million (US$107.0 million), respectively. Total non-interest (losses)/income comprises net (losses)/gains on sales of loans, net realized gains/(losses) on sales of investments and other gains/(losses), net. In 2018, 2019 and 2020, we generated total non-interest losses of RMB11.4 million, non-interest income of RMB128.5 million and non-interest income of RMB189.5 million (US$29.0 million), respectively.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of the trust plans and also provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated holder and (ii) a performance-based service fee of up to 8% per annum of the size of trust plans payable to us for our services provided to trust plans. As subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with service expenses of trust plans for accounting purposes. As a result, the total payments to us under our trust lending model, together with the interest spread under our small loan direct lending model and certain non-interest income, is reflected on our consolidated financial statements as total operating income.

The following table sets forth a breakdown of our total operating income for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	4,278,820,368	2,953,480,997	1,828,687,910	280,262,979
Interest on deposits with banks	13,844,598	16,680,498	16,133,918	2,472,669
Total interest and fees income	4,292,664,966	2,970,161,495	1,844,821,828	282,735,648

Interest and fees expenses
Interest expenses on interest-bearing borrowings	(1,942,449,117)	(1,309,835,699)	(731,315,365)	(112,080,701)
Interest expenses paid to related parties	(610,405)	—	—	—
Total interest and fees expenses	(1,943,059,522)	(1,309,835,699)	(731,315,365)	(112,080,701)
Net interest and fees income	2,349,605,444	1,660,325,796	1,113,506,463	170,654,947
Collaboration cost for sales partners	—	(174,042,054)	(415,104,428)	(63,618,512)
Net interest and fees income after collaboration cost	2,349,605,444	1,486,283,742	698,402,035	107,036,435
Non-interest (losses)/income
Realized gains on sales of investments, net	3,185,026	46,126,258	20,153,659	3,088,731
Net (losses)/gains on sales of loans	(16,697,259)	75,959,140	149,631,456	22,932,375
Other gains, net	2,114,319	6,375,348	19,762,053	3,028,714
Total non-interest (losses)/income	(11,397,914)	128,460,746	189,547,168	29,049,820
Total operating income	2,338,207,530	1,614,744,488	887,949,203	136,086,255

Interest and fees income

Interest and financing service fees on loans

Our interest and financing service fees on loans represents interest payment from borrowers under our trust lending model and direct lending model, and historical financing service fee charged on borrowers for the loan services we provide. Financing service fee is deferred and amortized over the average life of the related loans using the effective interest method. Due to recent regulatory changes, we ceased charging such financing service fee starting from August 2017.

Interest on deposits with banks

Our interest on deposits with banks represents interest generated from our cash deposits with banks.

Interest and fees expenses

We recorded interest and fees expenses of RMB1,943.1 million, RMB1,309.8 million and RMB731.3 million (US$112.1 million) in 2018, 2019 and 2020, respectively.

Our interest and fees expenses consists of interest expenses on interest-bearing borrowings and interest expenses paid to related parties. In 2018 and 2019, the interest expenses on interest-bearing borrowings was RMB1,942.4 million and RMB1,309.8 million, accounting for 99.97% and 100%, respectively, of our total interest and fees expenses for the same periods. In 2020, the interest expenses on interest-bearing borrowings was RMB731.3 million (US$112.1 million), accounting for 100% of our total interest and fees expenses for the same period.

Interest expenses on interest-bearing borrowings

Interest expenses on interest-bearing borrowings consists primarily of financing costs payable to (i) senior unit holders, (ii) third parties to whom we transferred rights to earnings in certain of our subordinated units in trust plans with a repurchase arrangement, and (iii) third parties to whom we transferred certain rights to earnings in loans principal, interest and financing service fee receivables with a repurchase arrangement.

Interest expenses paid to related parties

Fanhua Inc. held 20.6% of our equity interest and granted us loans in 2017. Such transaction was priced on arm’s length. These borrowings bore an interest rate of 7.3% per annum and were repayable on demand. These borrowings had been fully repaid in 2017. There were no other loans due to related parties in 2018 and 2019. In 2018, Fanhua Inc. and its subsidiaries transferred all their senior units and intermediate units to a third party. After the transfer, the amounts due to related parties were nil as of December 31, 2018, 2019 and 2020. No interest expense was paid to related parties in 2020.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners. It has increased from 174.0 million in 2019 to RMB415.1 million (US$63.6 million) in 2020, primarily due to the increase in average daily outstanding loan principal under the collaboration model as compared to the same period of 2019.

Non-interest (losses)/income

Realized gains on sales of investments

Realized gains on sales of investments consist of realized gains and losses from the disposal of investment securities, presented on a net basis.

Net (losses)/gains on sales of loans

Realized (losses)/gains on sales of loans consist of realized gains and losses from the disposal of the delinquent loans, presented on a net basis.

Other gains, net

Other gains/(losses), net consist of mortgage agency service revenue, net gain on disposal of subsidiaries, labor outsourcing services income, foreign exchange gain/(loss), register services income, net loss on disposal of property and equipment, net gains on confiscated CRMPs and others.

Operating expenses

Our operating expenses consist of employee compensation and benefits, share-based compensation expenses, taxes and surcharges, operating lease cost, offering expenses and other expenses.

The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	443,071,028	18.9%	228,135,061	14.1%	190,374,014	29,176,541	21.4%
Share-based compensation expenses	39,715,168	1.7%	15,886,067	1.0%	62,073,367	9,513,305	7.0%
Taxes and surcharges	81,198,115	3.5%	67,689,864	4.2%	49,452,609	7,579,060	5.6%
Operating lease cost	58,317,758	2.5%	36,607,623	2.3%	21,719,042	3,328,640	2.4%
Offering expenses	10,858,717	0.5%	—	—	—	—	—
Other expenses	113,555,657	4.9%	182,678,536	11.3%	124,042,182	19,010,587	14.0%
Total operating expenses	746,716,443	32.0%	530,997,151	32.9%	447,661,214	68,608,134	50.4%

Other expenses primarily consist of (i) advertising and promotion expenses; (ii) litigation fees; (iii) consulting fees; (iv) research and development expenses; (v) office and commute expenses, which mainly include expenses relating to office renovation, office facility expansion and daily commute; (vi) attorney fees and (vii) entertainment and traveling expenses.

The following table sets forth breakdown of other expenses in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Other expenses
Advertising and promotion expenses	15,323,838	0.7%	45,789,035	2.8%	30,471,983	4,670,107	3.4%
Litigation fees	22,467,468	1.0%	25,305,057	1.6%	24,764,412	3,795,370	2.8%
Consulting fees	9,580,602	0.4%	16,762,953	1.0%	14,486,656	2,220,211	1.6%
Research and development expenses	1,419,878	0.1%	2,430,338	0.2%	9,960,607	1,526,553	1.1%
Office and commute expenses	14,425,608	0.6%	21,835,262	1.4%	9,120,261	1,397,763	1.0%
Attorney fees	5,983,431	0.2%	23,748,333	1.5%	8,503,270	1,303,203	1.0%
Entertainment and traveling expenses	14,237,820	0.6%	10,905,234	0.7%	7,010,704	1,074,454	0.8%
Depreciation and amortization	13,299,246	0.6%	10,917,300	0.7%	6,047,226	926,792	0.7%
Directors and officers liability insurance	—	—	6,433,824	0.4%	4,232,722	648,703	0.5%
Communication expenses	2,549,164	0.1%	2,874,165	0.2%	2,495,071	382,392	0.3%
Others	14,268,602	0.6%	15,677,035	1.0%	6,949,270	1,065,039	0.8%
Total other expenses	113,555,657	4.9%	182,678,536	11.3%	124,042,182	19,010,587	14.0%

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

According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, which became effective on May 1, 2016, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the PRC territory are required to pay value-added tax instead of business tax. Following the implementation of the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, most of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 1% (pursuant to the regulatory development in 2020 in response to the COVID-19 pandemic), 3% or 6%, instead of business tax.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through China Financial Services Group Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Hong Kong Tax Treaty, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. On January 1, 2020, the State Administration of Taxation issued the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, which replaced the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60. The Announcement changed the reporting requirement into collecting, gathering and retaining relevant materials for future reference in accordance with the provisions of these Measures in order to accept the follow-up administration of tax authorities. At the same time, the Announcement adjusts the definition of non-resident taxpayer to make it more accurate, which refers to taxpayers who shall be tax residents of the other contracting party in accordance with the provisions of the clauses on residents of the tax treaties. The SAT promulgated the Announcement on Certain Issues Concerning the Beneficial Owner in a Tax Agreement, or Circular 9, on February 3, 2018, effective as April 1, 2018, which provides guidance for determining whether a resident of a tax treaty country is the “beneficial owner” of income under China’s tax treaties and similar arrangements.

China Financial Services Group Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. In addition, according to Circular 9, a beneficial owner shall generally engage in substantial business activities, and an agent shall not be considered a beneficial owner and, therefore, shall not qualify for those benefits. It is possible, however, under Circular 9, China Financial Services Group Limited would not be considered the “beneficial owner” of any such dividends, and that such dividends would as a result be subject to withholding tax at the rate of 10% rather than the favorable 5% rate applicable under the Hong Kong Tax Treaty.

If our holding company in the Cayman Islands or any of our subsidiaries outside China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

Revenue recognition

Interest and financing service fees on loans which are amortized over the contractual life of the related loans are recognized in consolidated statements of comprehensive income in accordance with Accounting Standard Codification (“ASC”) 310 using the effective interest method.

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

The criteria of revenue recognition as they relate to each of the following major revenue generating activities are described below:

Interest and financing service fees on loans

Interest and financing service fees on loans, which include financing service fee on loans, are collected from borrowers for loans and related services.

Interest and financing service fees on loans includes the amortization of any discount or premium or differences between the initial carrying amount of an interest-bearing asset and its amount at maturity calculated using the effective interest basis.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest and financing service fees on loans over the years. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument but do not consider future credit losses. Interest on the impaired assets is recognized using the rate of interest used to discount future cash flows.

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

Realized gains/(losses) on sales of investments

Realized gains/(losses) consist of realized gains and losses from the sale of investment securities, presented on a net basis.

Gains on confiscation of CRMPs

Gains on confiscation of CRMPs are recognized to the extent confiscated CRMPs exceed previously recognized allowance for loan losses and guarantee asset when sales partners surrender the CRMPs and the obligation of refunding the CRMPs is released.

Loans

Loans are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to income over the lives of the related loans.

We facilitate credit to borrowers through structured funds which are considered as consolidated VIEs and we evaluated VIEs for consolidation in accordance with ASC 810. Although we have ceased providing credit enhancement and top-up arrangements since March 2018, we, as the subordinated units holder, still provide credit strengthening services and are responsible to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior units, we also act as the manager of the structured funds, those are the two key factors to determine whether we should consolidate the structured funds. As a result, the loan principal remains on our consolidated balance sheets, whilst the funds received from senior tranches holders are recorded as Other Borrowings in our consolidated balance sheets.

Non-accrual policies

Loans principal, interest and financing service fee receivables are placed on non-accrual status when payments are 90 days contractually past due. When a loan principal, interest and financing service fee receivable is placed on non-accrual status, interest and financing service fees accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal, interest and financing service fee receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal, interest and financing service fees have been settled and the borrower continues to perform in accordance with the loan terms for a period of at least six months.

Charge-off policies

For the years ended December 31, 2018 and 2019, the Group considered loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible charged off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the Group concludes that it has exhausted its collection efforts.

In order to align the Group’s charge-off policies with ASC 326-20-35-8 (superseded ASC 310-10-35-41), the Group revised its charge-off policies to (1) provide additional information as to the collection efforts which must be exhausted before a charge-off is recorded and (2) charge down loans that are 180 days past due to net realizable value (fair value of collaterals, less estimated costs to sell) unless both well-secured and in the process of collection. The revised charge-off policies are presented as follows:

Loans principal, interest and financing service fee receivables are charged down to net realizable value (fair value of collaterals, less estimated costs to sell) when the Group has determined the remaining balance is uncollectable after exhausting all collection efforts. In order to comply with ASC 310 and ASC 326, the Group considers loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; (iii) sales of loans to third parties; (iv) settlement with the borrower, where the Group releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral; (v) disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or (vi) loans are 180 days past due unless both well-secured and in the process of collection.

The change in the charge-off policies had no impact on the Group’s provision for credit losses and did not have a material impact on the Group’s audited consolidated financial statements for the years ended December 31, 2018 and 2019 as the balance of loans under scenarios (iii), (iv), (v) and (vi) was offset by the allowance for credit losses before charge-offs and only resulted in a net off of the loans principal, interest and financing service fee receivables and the corresponding allowance balance.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio.

Commencing January 1, 2020, CNFinance adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses ("ACL") with an expected loss methodology that is referred to as the current expected credit loss ("CECL") model. ASC 326 defines the ACL as a valuation account that is deducted from the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

The allowance for credit losses includes an asset-specific component and a statistically based component. The Company aggregate loans sharing similar risk characteristics into pools for purposes of measuring expected credit losses. Pools are reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. Expected credit losses for loans that do not share similar risk characteristics with other financial assets are measured individually.

Estimation of CECLs requires CNFinance to make assumptions regarding the likelihood and severity of credit loss events and their impact on expected cash flows, which drive the probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. In its loss forecasting framework, ECL is determined primarily by utilizing models for the borrowers’ PD, LGD and EAD and the Company incorporates forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, gross-domestic product rates, interest rates and consumer price indexes.

The ACL for financial assets held at amortized cost is a valuation account that is deducted from, or added to, the amortized cost basis of the financial assets to present the net amount expected to be collected. When credit expectations change, the valuation account is adjusted with changes reported in provision for credit losses. If amounts previously charged off are subsequently expected to be collected, we may recognize a negative allowance, which is limited to the amount that was previously charged off.

The asset-specific component is calculated under ASC 310-10-35, on an individual basis for the loans whose payments are contractually past due more than 90 days or which are considered impaired. A financial asset is collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When a collateral-dependent financial asset is probable of foreclosure, we will measure the ACL based on the fair value of the collateral and we will measure the ACL based on the collateral’s net realizable value (fair value of collateral, less estimated costs to sell).

Under the collaboration model, when the Group grants loans through Trust Plan, the loan is with the borrower and guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses,” separate disclosure of the increase in guaranteed recoverable assets will be included in the rollforward of the “allowance for credit losses.” The income statement caption will be modified as "Provision for credit losses, net of increase in increase in guaranteed recoverable assets.

Loans held-for-sale

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loan origination fees or costs and purchase price discounts or premiums are deferred in a contra loan account until the related loan is sold. The deferred fees or costs and discounts or premiums are an adjustment to the basis of the loan and therefore are included in the periodic determination of the lower of cost or fair value adjustments and/or the gain or loss recognized at the time of sale. Gains and losses on Loans held for sale are recognized in non-interest income.

Income tax

Income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Share-based compensation expenses

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. We recognize compensation cost using a front-loading approach for an award with only service conditions that has a graded vesting schedule over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

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

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of estimated forfeitures over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catchup adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. There were no market conditions associated with the share option grants.

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

The contractual life of the share option is used as an input into the binomial option pricing model. Exercise multiple and post-vesting forfeit are incorporated into the model. When the options of the 2018 Option were issued, our shares had not been publicly traded at the time the options were issued and our shares were rarely traded privately, expected volatility for the shares underlying such options is estimated based on the average historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The risk-free rate for the expected term of the option is based on the yield to maturity of China’s six-year government bond at the date of grant. When the options of the 2019 Option were issued, our shares were already publicly traded. Since the shares have only been publicly traded for just over a year, the expected volatility for the shares underlying such options is estimated based on the historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The contractual life of the options is 6 years, 7 years and 8 years, respectively. Therefore, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 5-year, 7-year and 10-year government bond, using interpolation method, at the date of grant. We have not declared or paid any cash dividends on our capital stock, and do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

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

For the option granted on December 31, 2019, the Group recognized compensation expenses of RMB62,073,367 in year 2020. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2020, there was RMB24,540,633 of total unrecognized compensation cost related to unvested stock options granted under the 2019 Option. That cost is expected to be recognized over a weighted average period of 1.24 years.

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

Non-GAAP Financial Measure

Adjusted Net Income

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expense, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	For the Year Ended December 31
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Adjusted net income	235,441,839	715,362,523	900,623,879	550,530,009	176,925,893	27,115,495

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with U.S. GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As adjusted net income has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income as a substitute for, or superior to, net revenues prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income for the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the Year Ended December 31
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Net Income	235,441,839	532,672,757	860,908,711	534,643,942	114,852,526	17,602,190
Add: share-based compensation expenses	-	(182,689,766)	(39,715,168)	(15,886,067)	(62,073,367)	(9,513,305)
Adjusted net income	235,441,839	715,362,523	900,623,879	550,530,009	176,925,893	27,115,495

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	4,278,820,368	2,953,480,997	1,828,687,910	280,262,979
Interest on deposits with banks	13,844,598	16,680,498	16,133,918	2,472,669
Total interest and fees income	4,292,664,966	2,970,161,495	1,844,821,828	282,735,648

Interest and fees expenses
Interest expenses on interest-bearing borrowings	(1,942,449,117)	(1,309,835,699)	(731,315,365)	(112,080,701)
Interest expenses paid to related parties	(610,405)	—	—	—
Total interest and fees expenses	(1,943,059,522)	(1,309,835,699)	(731,315,365)	(112,080,701)

Net interest and fees income	2,349,605,444	1,660,325,796	1,113,506,463	170,654,947
Collaboration cost for sales partners	—	(174,042,054)	(415,104,428)	(63,618,512)
Net interest and fees income after collaboration cost	2,349,605,444	1,486,283,742	698,402,035	107,036,435
Provision for credit losses	(433,753,901)	(362,735,159)	(277,586,423)	(42,542,6	33)
Net interest and fees income after collaboration cost and provision for credit losses	1,915,851,543	1,123,548,583	420,815,612	64,493,802
Realized gains on sales of investments, net	3,185,026	46,126,258	20,153,659	3,088,731
Net (losses)/gains on sales of loans	(16,697,259)	75,959,140	149,631,456	22,932,375
Other gains, net	2,114,319	6,375,348	19,762,053	3,028,714
Total non-interest (losses)/income	(11,397,914)	128,460,746	189,547,168	29,049,820

Operating expenses
Employee compensation and benefits	(443,071,028)	(228,135,061)	(190,374,014)	(29,176,541)
Share-based compensation expenses	(39,715,168)	(15,886,067)	(62,073,367)	(9,513,305)
Taxes and surcharges	(81,198,115)	(67,689,864)	(49,452,609)	(7,579,060)
Operating lease cost	(58,317,758)	(36,607,623)	(21,719,042)	(3,328,640)
Offering expenses	(10,858,717)	—	—	—
Other expenses	(113,555,657)	(182,678,536)	(124,042,182)	(19,010,587)
Total operating expenses	(746,716,443)	(530,997,151)	(447,661,214)	(68,608,133)

Income before income tax expense	1,157,737,186	721,012,178	162,701,566	24,935,489
Income tax expense	(296,828,475)	(186,368,236)	(47,849,040)	(7,333,299)
Net income	860,908,711	534,643,942	114,852,526	17,602,190
Earnings per share
Basic	0.69	0.39	0.08	0.01
Diluted	0.62	0.36	0.08	0.01
Other comprehensive (losses)/income
Net unrealized income/(losses) on investment securities	1,585,705	(1,518,079)	(171,040)	(26,213)
Foreign currency translation adjustment	(1,682,779)	3,965,185	(16,166,094)	(2,477,600)
Comprehensive income	860,811,637	537,091,048	98,515,392	15,098,377

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Interest and fees income

Interest and financing service fees on loans

Our interest and financing service fees on loans decreased by 38.1% from RMB2,953.5 million in 2019 to RMB1,828.7 million (US$280.3 million) in 2020, primarily due to the combined effect of (a) the decrease in the balance of average daily outstanding loan principal, and (b) the lowered interest rate on loans facilitated in an effort to comply with recent rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks

Interest on deposits with banks decreased by 3.3% from RMB16.7 million in 2019 to RMB16.1 million (US$2.5 million) in 2020, primarily due to smaller average daily balance of time deposits.

Interest and fees expenses

Interest and fees expenses decreased by 44.2% from RMB1,309.8 million in 2019 to RMB731.3million (US$112.1 million) in 2020, primarily due to the decrease in the principal of the borrowings under agreements to repurchase and other borrowings.

Net interest and fees income

As a result of the foregoing, our net interest and fees income decreased by 32.9% from RMB1,660.3 million in 2019 to RMB1,113.5 million (US$170.7 million) in 2020.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners, was RMB415.1 million (US$63.6 million) for the fiscal year of 2020, and was RMB174.0 million in 2019, primarily due to the increase in average daily outstanding loan principal under the collaboration model since December 2018 as compared to the same period of 2019.

Provision for credit losses

Provision for credit losses decreased by 23.5% from RMB362.7 million in 2019 to RMB277.6 million (US$42.5 million) in 2020. The decrease was mainly attributable to the combined effect of (a) the decrease in loan balance; (b) the increase in outstanding loan principal under the collaboration model that was guaranteed by CRMP put up by the sales partners; and (c) the CECL model adopted since 2020 took into account the overlook of the economy growth in China impacted by the COVID-19 pandemic.

Non-interest (losses)/income

Our non-interest (losses)/income changed from net income of RMB128.5 million in 2019 to net income of RMB189.5 million (US$29.0 million) in 2020.

Realized gains/(losses) on sales of investments, net

Our realized gains on sales of investments decreased from RMB46.1 million in 2019 to RMB20.2 million (US$3.1 million) in 2020. The decrease in 2020 is primarily attributable to the gains from asset management products and wealth management products.

Net gains on sales of loans

Net gains on sales of loans increased from RMB76.0 million in 2019 to RMB149.6 million (US$22.9 million) in 2020. The increase in 2020 is primarily attributable to accelerating the disposal of NPLs.

Other gains, net

Other gains, changed from net gains of RMB6.4 million in 2019 to net gains of RMB19.8 million (US$3.0 million), primarily attributable to the gains from CRMP confiscated.

Operating expenses

Our total operating expenses decreased by 15.7% from RMB531.0 million in 2019 to RMB447.7 million (US$68.6 million) in 2020.

Employee compensation and benefits

Employee compensation and benefits decreased by 16.6% from RMB228.1 million in 2019 to RMB190.4 million (US$29.2 million) in 2020, primarily attributable to the continued decrease in the number of employees as a result of the development of the collaboration model.

Share-based compensation expenses

Expenses related to issuance of shares under our employee share incentive plan increased by 290.7% from RMB15.9 million in 2019 to RMB62.1 million (US$9.5 million) in 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period. The Company recognized compensation cost of RMB62.1 million in 2020 for the 50% of the share option plan of 2019, and recognized compensation cost of RMB15.9 million in 2019 for the original share option plan adopted in 2018. The compensation cost of the original share option plan of 2018 was fully recognized by the end of 2019.

Operating lease cost

Operating lease cost decreased by 40.7% from RMB36.6 million in 2019 to RMB21.7 million (US$3.3 million) in 2020 due to continued development of the collaboration model that allowed the Company to continue to reduce the costs associated with leased real estates previously used for sales efforts.

Other expenses

Other expenses decreased by 32.1% from RMB182.7 million in 2019 to RMB124.0 million (US$19.0 million) in 2020, primarily due to (a) a decrease in promotion costs as the collaboration model has been well recognized by the market and requires less promotion; (b) a decrease in the attorney’s fees during the ordinary course of business resulting from smaller amount of NPLs disposed through judicial procedure because the Company chose to sell more NPLs to third-party purchasers to accelerate recovery of cash; and (c) a decrease in the costs related to business trips resulting from the COVID-19 pandemic throughout the year.

Income tax expense

Our income tax expense decreased from RMB186.4 million in 2019 to RMB47.8 million (US$7.3 million) in 2020, primarily due to the decrease in the amount of taxable income. Our effective tax rate increased to 29.4% in fiscal year 2020 from 25.8% in fiscal year 2019, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which increased to RMB62.1 million (US$9.5 million) for the fiscal year of 2020 from RMB15.9 million in the same period of 2019; and (b) the proceeds of RMB50.6 million (US$7.8 million) tax-free dividends from equity investment funds in 2020.

Net income

As a result of the foregoing, our net income decreased by 78.5% from RMB534.6 million in 2019 to RMB114.9 million (US$17.6 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Interest and fees income

Interest and financing service fees on loans

Our interest and financing service fees on loans decreased by 31.0% from RMB4,278.8 million in 2018 to RMB2,953.5 million (US$423.4 million) in 2019, primarily due to the decrease in the balance of average daily loans outstanding, which is a result of our strategic focus on ensuring loan quality over loan growth and devoting our resources to the new collaboration model. We expect our interest and financing service fees on loans to decrease for the first and second quarter of 2020 on a year-over-year basis, as our business is negatively impacted by the novel coronavirus (COVID-19). For details, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business— We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

Interest on deposits with banks

Interest on deposits with banks increased by 21.0% from RMB13.8 million in 2018 to RMB16.7 million (US$2.4 million) in 2019, primarily due to larger balance of time deposits with higher interest rates.

Interest and fees expenses

Interest and fees expenses decreased by 32.6% from RMB1,943.1 million in 2018 to RMB1,309.8 million (US$187.8 million) in 2019, primarily due to (a) the decrease in interest-bearing borrowings which bore relatively higher interest rates, and (b) the prompt repayments to trust companies after borrowers made payments for underlying loans, which resulted in a decrease of idle cash.

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

Provision for credit losses

Provision for credit losses decreased by 16.4% from RMB433.8 million in 2018 to RMB362.7 million (US$52.0 million) in 2019. The decrease was mainly attributable to the following reasons: (a) the decrease in the overall outstanding principal of non-delinquent loans and loans delinquent within 90 days resulted in a decrease in collectively assessed allowances and (b) under the new collaboration model, our sales partners provided CRMP as guarantees for loans originated through them.

Non-interest (losses)/income

Our non-interest (losses)/income changed from net losses of RMB11.4 million in 2018 to net income of RMB128.5 million (US$18.4 million) in 2019.

Realized gains/(losses) on sales of investments, net

Our realized gains on sales of investments increased from RMB3.2 million in 2018 to RMB46.2 million (US$6.6 million) in 2019. The increase in 2019 is primarily attributable to the gains from asset management products and wealth management products.

Net (losses)/gains on sales of loans

Net(losses)/gains on sales of loans, changed from net losses of RMB16.7 million in 2018 to net gains of RMB76.0 million (US$10.9 million), primarily attributable to larger discount price on sales of NPLs in 2018.

Other gains, net

Other gains, changed from RMB2.1 million in 2018 to RMB6.4 million (US$0.9million), primarily attributable to the gains from Credit Risk Mitigation Position confiscated.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing, operating and investing activities. As of December 31, 2020, we had cash and cash equivalents of RMB2.0 billion (US$300.5 million), as compared to cash and cash equivalents of RMB1.7 billion as of December 31, 2019, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,324,785,868	1,299,113,604	1,119,576,982	171,585,309
Net cash provided by investing activities	649,261,520	4,936,453,741	524,050,843	80,315,536
Net cash (used in) financing activities	(2,548,924)	(7,695,705,050)	(1,367,138,705)	(209,526,384)
Net increase/(decrease) in cash and cash equivalents	1,971,498,464	(1,460,137,705)	276,489,120	42,374,461
Cash and cash equivalents at beginning of the year	1,190,360,385	3,161,657,934	1,705,356,424	261,361,312
Effect of exchange rate change on cash and cash equivalents	(200,915)	3,836,195	(20,922,786)	(3,206,606)
Cash and cash equivalents at end of the year	3,161,657,934	1,705,356,424	1,960,922,758	300,529,166

Operating Activities

Net cash used in operating activities in 2020 was RMB1,119.6million (US$ 171.6 million) due to net income of RMB114.9 million (US$17.6 million), mainly adjusted for (i) provision for credit losses of RMB277.6 million, (ii) share-based compensation expenses of RMB62.1 million, (iii) depreciation and amortization of RMB6.0 million, (iv) gain on sale of loans of RMB149.6 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB152.1 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB637.7 million. Adjustment for changes in operating assets and liabilities consisted of (i) a increase in other operating liabilities of RMB140.1million, (ii) an increase in other operating assets of RMB28.4 million, (iii) a decrease in deposits of RMB19.5 million, (iv) an increase of CRMP of RMB281.0 million.

Net cash provided by operating activities in 2019 was RMB1,299.1 million due to net income of RMB534.6 million, mainly adjusted for (i) provision for credit losses of RMB362.8 million, (ii) share-based compensation expenses of RMB15.9 million, (iii) depreciation and amortization of RMB10.9 million, (iv) gain on sale of loans of RMB76.0 million, (v) The utilized of loans held-for-sale for originations and purchase was RMB550.4 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB207.2 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB283.0 million, (ii) a decrease in other operating assets of RMB97.35 million, (iii) a decrease in deposits of RMB44.7 million, (iv) an increase of CRMP of RMB928.7 million.

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

Investing Activities

Net cash provided by investing activities was RMB524.1 million (US$80.3 million) in 2020, which was attributable to i) proceeds from sales of investment securities of RMB7,187.5 million, (i) proceeds from disposal of property, equipment and intangible assets of RMB2.2 million, and (iii) proceeds from sales of loans of RMB378.3 million, offset by (i) purchase of investment securities of RMB6,951.5 million, (ii) purchases of property, equipment and intangible assets of RMB3.2 million, and (iii) loans originated, net of principal collected of RMB89.2 million,.

Net cash provided by investing activities was RMB4,936.5 million in 2019, which was attributable to (i) loans originated, net of principal collected of RMB4,371.8 million, (ii) proceeds from sales of available-for-sale investments of RMB2,654.5 million, (iii) proceeds from disposal of property, equipment and intangible assets of RMB0.9 million, (iv) proceeds from sales of loans of RMB536.3 million, and (v) cash received from disposal of investment in equity securities of RMB6.0 million, offset by (i) purchase of available- for-sale investments of RMB2,628.6 million and (ii) purchases of property, equipment and intangible assets of RMB4.4 million.

Net cash provided by investing activities was RMB649.3 million in 2018, which was attributable to (i) loans originated, net of principal collected of RMB785.7 million, (ii) proceeds from sales of available-for-sale investments of RMB390.1 million, (iii) proceeds from disposal of subsidiaries of RMB29.7 million, (iv) proceeds from disposal of property, equipment and intangible assets of RMB3.0 million and (v) proceeds from sales of loans of RMB165.6 million, offset by (i) purchase of available-for-sale investments of RMB710.0 million and (ii) purchases of property, equipment and intangible assets of RMB14.8 million.

Financing Activities

Net cash used in financing activities in 2020 was RMB1,367.1 million (US$209.5 million), which was attributable to repayment of interest-bearing borrowings of RMB7,382.1 million, offset by proceeds from interest-bearing borrowings of RMB6,015.0 million.

Net cash used in financing activities in 2019 was RMB7,695.7 million, which was attributable to repayment of interest-bearing borrowings of RMB10,488.8 million, offset by proceeds from interest-bearing borrowings of RMB2,793.1 million.

Net cash used in financing activities in 2018 was RMB2.5 million, which was attributable to (i) repayment of interest-bearing borrowings of RMB11,353.0 million and (ii) repayment through related party of RMB32.7 million, offset by (i) proceeds from interest-bearing borrowings of RMB10,931.4 million, (ii) proceeds from related parties of RMB138.0 million, (iii) proceeds from the initial public offering (net of offering cost paid) of RMB313.8 million.

Capital Expenditures

Our capital expenditures represent purchases of property, equipment and intangible assets necessary to support our operations. Our capital expenditures were RMB14.8 million, RMB4.4 million and RMB3.2 million (US$0.5 million) in 2018, 2019 and 2020, respectively.

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

In addition, our subsidiaries in China are only permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC shall draw 10% of their profits as the companies' statutory common reserve, provided that companies with aggregate common reserve of more than 50% of the companies' registered capital may elect not to draw any statutory common reserve any more. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

On January 1, 2020, we adopted the new accounting standard. Our lifetime expected credit losses are determined using macroeconomic forecast assumptions and management judgments applicable to and through the expected life of the loan portfolios, and are net of expected recoveries on loans that were previously charged off. The standard also expands credit quality disclosures beginning in the first quarter of 2020. While the standard changes the measurement of the allowance for credit losses, it does not change our credit risk of its lending portfolios or the ultimate losses in those portfolios. Upon adoption of the standard on January 1, 2020, we recorded an increase to the allowance for credit losses of RMB23.8 million, or 1.61 percent, an increase to the deferred tax assets of RMB5.9 million and a decrease to retained earnings of RMB17.9 million through a cumulative-effect adjustment.

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

In March 2020, the FASB issued ASU 2020-3, Codification Improvements to Financial Instruments, which revised a wide variety of topics in the Codification with the intent to make the Codification easier to understand and apply by eliminating inconsistencies and providing clarifications. ASU 2020-3 was effective immediately upon its release in March 2020 and did not have a material impact on the Group’s consolidated financial statements.

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

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

5.C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses which was reported in other expenses of the consolidated statements of comprehensive income were RMB1.4 million, RMB2.4 million and RMB10.0 million (US$1.5 million) in 2018, 2019 and 2020, respectively.

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We lease multiple office spaces which are contracted under various non-cancelable operating leases, most of which provide extension or early termination options and are generally expired in one to four years. We do not enter into any finance leases or leases where the Group is a lessor. Moreover, the existing operating lease agreements do not contain any residual value guarantees or material restrictive covenants.

Management determines if an arrangement is a lease at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying office space is made available for use by the lessor. The incremental borrowing rates determined for computing the lease liabilities are based on the People’s Bank of China (PBOC) Benchmark Rates for terms of loans ranging from zero (exclusive) to five years and above.

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease cost(1)	58,317,758	36,607,623	21,719,042

(1)	Amounts include short-term leases that are immaterial.

December 31, 2020
RMB
Weighted-average remaining lease term	1.2 Years
Weighted-average discount rate	4.73%
Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	18,327,069
ROU assets obtained in exchange for new operating lease liabilities	19,468,523

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2020:

Year Ended December 31,	RMB
2021	14,245,045
2022	5,210,201
2023	700,106
2024	219,038
2025	-
Thereafter	-
Total future operating lease payments	20,374,390
Less: imputed interest	(829,891)
Total present value of operating lease liabilities	19,544,499

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

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

Directors and Executive Officers	Age	Position/Title
Bin Zhai	50	Chairman, Chief Executive Officer
Ning Li	48	Executive Director, Chief Financial Officer
Paul Wolansky	64	Director
Peng Ge	49	Director
Fengyong Gao	50	Independent Director
Lin Xu	58	Independent Director
Xi Wang	51	Independent Director
Jun Qian	46	Vice President
Zehui Zhang	48	Vice President

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

Fengyong Gao has served as our Independent Director since our initial public offering. Mr. Gao is the founder, partner and chief executive director of Leading Capital Co., Ltd. and the founder, partner and chairman of the board of Shanghai Blue Ocean Capital. Mr. Gao previously served as the general manager of the trust department and subsequently as the vice president of Bridge Trust Co., Ltd. from 2003 to 2007. Mr. Gao currently also serves as the independent director of China Haisum Engineering Co., Ltd. and Great Wall Movie and Television Co. Ltd. Mr. Gao received both his bachelor’s degree and master’s degree in finance from Nankai University in China.

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

Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB2.1 million (US$0.3 million) in cash to our executive officers (including our executive directors), and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2020, we paid for our executive officers (including our executive directors) an aggregate of RMB0.2 million (US$24,372) of social insurance plans and housing provident funds required by PRC law. We did not pay such insurance or housing fund for our non-executive directors. For share incentive grants to our directors and executive officers, please refer to “—Share Incentive Plans.”

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

On December 31, 2019, we granted 119,674,780 options to certain management members and employees to purchase up to 119,674,780 of our ordinary shares under the 2018 Plan. Pursuant to the terms of 2018 Plan, 50%, 30% and 20% of the award options shall vest on December 31 of each of the years of 2021, 2022 and 2023, respectively.

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

Name	Number of Options Outstanding(1)	Ordinary Shares Underlying Equity Awards Granted(1)	Exercise Price (Per share)(1)		Date of Grant(1)	Date of Expiration
Bin Zhai	40,000,000	40,000,000	RMB	0.5	January 3, 2017	December 31,2022
Ning Li	30,000,000	30,000,000	RMB	0.5	January 3, 2017	December 31,2022
Jun Qian	20,000,000	20,000,000	RMB	0.5	January 3, 2017	December 31,2022
Zehui Zhang	20,000,000	20,000,000	RMB	0.5	January 3, 2017	December 31,2022
All directors and executive officers as a group	110,000,000	110,000,000	RMB	0.5	January 3, 2017	December 31,2022

Notes:

(1)	Does not include 35,902,434 options to purchase up to 35,902,434 of our ordinary shares granted under the 2018 Plan on December 31, 2019, with an exercise price of RMB1.0 per share. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date.

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

Compensation Committee

Our compensation committee consists of Mr. Bin Zhai, Mr. Ning Li and Mr. Fengyong Gao and is chaired by Mr. Ning Li. We have determined that Mr. Fengyong Gao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Bin Zhai, Mr. Ning Li and Mr. Xi Wang, and is chaired by Mr. Ning Li. We have determined that Mr. Xi Wang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 1,062 employees as of December 31, 2020. Our employees are based in our headquarters in Guangzhou, Guangdong province and various local offices over 40 cities across China.

The following table sets forth the breakdown of our employees by function as of December 31, 2020.

	As of December 31, 2020
Functions	Number	% of Total Employees
Risk Management	531	39.3%
Sales and Marketing	189	14.0%
General and Administration	116	8.6%
Finance	152	11.3%
Others	74	5.5%
Total	1,062	78.6%

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2021, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on March 31, 2021 ordinary shares issued and outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Number	%*
Directors and Executive Officers:†
Bin Zhai(1)	283,949,380	20.1%
Ning Li(2)	30,000,000	2.1%
Paul Wolansky(3)	466,964,960	34.0%
Peng Ge	-	-
Jun Qian(4)	20,000,000	1.4%
Zehui Zhang(5)	20,000,000	1.4%
Principal Shareholders:
Cathay Auto Services Limited(6)	319,382,800	23.3%
CISG Holdings Ltd.(7)	253,196,680	18.5%
Kylin Investment Holdings Limited(8)	243,949,380	17.8%
Cathay Capital Holdings II, L.P.(9)	147,582,160	10.8%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,371,643,240, being the number of ordinary shares as of March 31, 2021 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2021.

**	Represents beneficial ownership of less than 1%.

†	The address of our directors and executive officers except for Mr. Paul Wolansky and Mr. Peng Ge is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Paul Wolansky is c/o New China Investment Management Inc., One Dock Street, Suite 610, Stamford, Connecticut 06902-5836, U.S.A. The business address for Mr. Peng Ge is 27/F, No. 15 Zhujiang Xi Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China.

(1)	Includes (i) options we granted to Mr. Bin Zhai under the 2018 Plan to purchase up to 40,000,000 of our ordinary shares that are immediately exercisable; and (ii) the equity interest held by Mr. Bin Zhai through Kylin Investment Holdings Limited, or Kylin Investment, as set forth in note (8) below.

(2)	Includes options we granted to Mr. Ning Li under the 2018 Plan to purchase up to 30,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Ning Li through Kylin Investment, as set forth in note (8) below.

(3)	Includes 319,382,800 ordinary shares of our company held by Cathay Auto Services Limited, or Cathay Auto, a company incorporated in the British Virgin Islands, and 147,582,160 ordinary shares of our company held by Cathay Capital Holdings II, L.P., or Cathay Capital. Mr. Paul Wolansky is the chief executive officer of New China Investment Management Inc., the investment manager for Cathay Investment Fund, Ltd., a closed-end investment fund organized under the laws of the Cayman Islands, which owns 100% of Cathay Auto. As such, Mr. Paul Wolansky may be deemed to have the power to direct voting and disposition of the 319,382,800 ordinary shares held by Cathay Auto. Cathay Master GP, Ltd., or Cathay Master, is the general partner of Cathay Capital and has the power to direct Cathay Capital as to the voting and disposition of shares directly and indirectly held by Cathay Capital. Mr. Wolansky and Mr. S. Donald Sussman are directors of Cathay Master. As such, Mr. Wolansky, together with Mr. S. Donald Sussman, may be deemed to have the power to voting and disposition of the 147,582,160 ordinary shares held by Cathay Capital. Mr. Wolansky disclaims beneficial ownership of all of our shares held by Cathay Auto and Cathay Capital except to the extent of his pecuniary interest therein. The business address of Mr. Wolansky is c/o New China Investment Management Inc., One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(4)	Includes options we granted to Mr. Jun Qian under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Jun Qian through Kylin Investment, as set forth in note (8) below.

(5)	Includes options we granted to Mr. Zehui Zhang under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Zehui Zhang through Kylin Investment, as set forth in note (8) below.

(6)	Represents 319,382,800 ordinary shares of our company held by Cathay Auto. Cathay Investment Fund, Ltd., a closed-end investment fund organized under the laws of the Cayman Islands, owns 100% of Cathay Auto. New China Investment Management Inc., a company incorporated under the laws of Delaware, is the investment manager for Cathay Investment Fund, Ltd. and has the power to direct Cathay Investment Fund as to the voting and disposition of shares directly and indirectly held by Cathay Investment Fund, Ltd. The voting and investment decisions for shares beneficially owned by Cathay Investment Fund are made by Mr. Paul Wolansky and Mr. S. Donald Sussman. Cathay Auto disclaims beneficial ownership of all of our shares except to the extent of its pecuniary interest therein. Cathay Investment Fund, Ltd., Mr. Paul Wolansky and Mr. S. Donald Sussman disclaim beneficial ownership of all of our shares held by Cathay Auto except to the extent of their respective pecuniary interest therein. The business address of Cathay Auto is c/o New China Investment Management Inc., One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(7)	Represents 253,196,680 ordinary shares of our company held by CISG Holdings Ltd., which in turn is controlled by Fanhua Inc., a Cayman Islands company listed on Nasdaq.

(8)	Represents 243,949,380 ordinary shares of our company held by Kylin Investment Holdings Limited, or Kylin Investment, a company incorporated in the British Virgin Islands. Approximately 50% of the total outstanding shares of Kylin Investment are held by Mr. Bin Zhai, our chairman and chief executive officer. Approximately 30% of the total outstanding shares of Kylin Investment are held by Mr. Ning Li, our executive director and chief financial officer. Approximately 10% of the total outstanding shares of Kylin Investment are held by Mr. Jun Qian, one of our officers and approximately 10% of the total outstanding shares of Kylin Investment are held by Mr. Zehui Zhang, one of our officers. Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 of our ordinary shares held by Kylin Investment.

(9)	Includes 147,582,160 ordinary shares of our company held by Cathay Capital. Cathay Master GP, Ltd., or Cathay Master, is the general partner of Cathay Capital and has the power to direct Cathay Capital as to the voting and disposition of shares directly and indirectly held by Cathay Capital. Mr. Wolansky and Mr. S. Donald Sussman are directors of Cathay Master. Mr. Paul Wolansky and Mr. S. Donald Sussman disclaim beneficial ownership of all of our shares held by Cathay Capital except to the extent of their pecuniary interests therein.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B.	Related Party Transactions

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

In May 2018, FOTIC established Jinghua Structured Fund 27. In May 2018, Fanhua Inc. and its subsidiaries subscribed to all of the senior units of Jinghua Structured Fund 27, which amounted to approximately RMB138 million. We subscribed to all of the subordinated units of Jinghua Structured Fund 27, which amounted to approximately RMB15.4 million. In July 2018, Fanhua Inc. and its subsidiaries transferred all of their senior units to a third party. As a result, amounts due to related parties in connection with Jinghua Structured Fund 27 was nil as of December 31,2018. For the year ended December 31,2019 and 2020, we did not have any related party transactions.

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

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-226126), as amended, filed with the Securities and Exchange Commission on July 31,2018. Our members adopted our amended and restated memorandum and articles of association by a special resolution on July 11, 2018, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 and as amended on December 29, 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U. S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ADSs or ordinary shares as part of a straddle, conversion transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”；

●	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	persons that own or are deemed to own 10% or more of the company’s stock by vote or value; or

●	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”)，all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement will be performed in accordance with its terms.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation of partnership.  Passive income generally includes interest, income equivalent to interest, rents, dividends, royalties and gains from financial investments.

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our consolidated trusts plans are shown in their entirety as our assets on our balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill (to the extent attributable to the services we provide) and fee receivables on the other hand. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our consolidated trust plans and we charge our consolidated trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). In addition, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we believe that we will likely be a PFIC for our 2021 and future taxable years, and that we were likely a PFIC for our 2020 and prior taxable years unless, with respect to our 2020 taxable year and prior taxable years the proposed regulations described below apply. U.S. Holders should consult their tax advisors regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

If we are treated for purposes of the PFIC rules as engaged in a financing business, then our PFIC status for our 2020 taxable year and any prior taxable year may depend on the application of the proposed regulations described below. “Passive income” for purposes of the PFIC rules is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation”(“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company.  Proposed Treasury regulations promulgated in 2019 (the “Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. The preamble to the Proposed Regulations specified that prior to their finalization, taxpayers may generally choose to apply the Proposed Regulations to all open tax years if they applied them consistently and in their entirety (i.e., including additional rules set forth in the Proposed Regulations that were unrelated to the Active Finance Exception). However, in 2020 Treasury finalized these regulations and concluded that the Active Financing Exception does not apply in determining the PFIC status of a company that is not a CFC. Although the final regulations apply to taxable years of shareholders beginning on or after January 14, 2021, Treasury indicated in the preamble to the final regulations that taxpayers can rely on the Proposed Regulations to apply the Active Financing Exception only for any open taxable year ending on or before December 31, 2020. Therefore, U.S. Holders should assume that they will not be permitted to apply the Active Financing Exception for our 2021 taxable year and onwards. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) for 2020 or any prior taxable year and met all of the exception’s requirements then we would not have been a PFIC for these years. U.S. Holders should be aware that we have not determined whether these requirements were in fact satisfied.  Moreover, if any of our consolidated trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception would also depend, in part, on whether we own 25% or more of the value of such trust. U.S. Holders should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to our 2020 taxable year or prior taxable years, and whether it is advisable to take this position.

Our company may also hold, directly or indirectly, equity interests in subsidiaries and other entities which are PFICs (collectively “Lower-tier PFICs”). Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of the equity interests in each Lower-tier PFICs and will be subject to U.S. federal income tax according to the PFIC rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of equity interests of a Lower-tier PFIC, in each case as if the U.S. Holder held such interests directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions directly.

A U.S. Holder that owns our company’s ADSs or ordinary shares (or as discussed above is deemed to own equity interests of any Lower-tier PFIC) during any taxable year in which we are a PFIC will generally be subject to adverse tax treatment. In general, gain recognized on a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder (or on an indirect disposition of equity interests of any Lower-tier PFIC) will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to any year before we (or, a Lower-tier PFIC, as the case may be) became a PFIC, will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the resulting tax liability for each taxable year. Any loss recognized upon disposition of ADSs or ordinary shares will be capital loss and will be long-term capital loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. The total amount of gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on disposition, in each case as determined in U.S dollars.

Furthermore, to the extent that distributions received in a taxable year by a U.S. Holder on its ADSs or ordinary shares (or a distribution by any Lower-tier PFIC that is deemed to be received by a U.S. Holder) exceed 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distributions will be subject to taxation in the same manner.

If we are a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such ADSs or ordinary shares held by the U.S. Holder for all succeeding years during which the U.S. Holder holds such ADSs or ordinary shares, even if we cease to be a PFIC, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described above.

If the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ADSs are listed is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on ADSs will be treated as discussed below under “—Taxation of Distributions.” U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or any administrative guidance that would permit making a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not “regularly traded” as described above.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate applicable to ”qualified dividend income” paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide U.S. Holders with the information necessary to make a qualified electing fund election, which if available would have resulted in an alternative treatment of the ADSs and ordinary shares.

If a U.S. Holder owns ADSs or ordinary shares during any year in which we are PFIC, the U.S. Holder generally must file annual reports on an IRS form 8621 with respect to us and any Lower-tier PFIC, generally with the U.S. Holder’s federal income tax return for that year.

The application of the PFIC rules to an investment in our ADSs or ordinary shares is complex. U.S. Holders should consult their tax advisers concerning our PFIC status for any taxable year and the application of the PFIC rules in their particular circumstances.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above. Distributions paid on the company’s ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares) will be treated as dividends to the extent paid out of our company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. In light of the discussion in “—Passive Foreign Investment Company” above, non-corporate U.S. Holders should expect that dividends, if any, will likely not be eligible for preferential tax rates.

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

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above. A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year, and we are not a PFIC (or treated as a PFIC with respect to the U.S. Holder). Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. In light of the discussion under “—Passive Foreign Investment Company” above, U.S. Holders should expect that any gain recognized on a sale or other taxable disposition of the ADSs or ordinary shares after the end of 2020 will likely not be treated as long-term capital gain. The deductibility of capital losses is subject to limitations.

Foreign tax credit for PRC taxes imposed on disposition of ADSs or ordinary shares

As described in “—PRC Taxation,” gain on the sale of ADSs or ordinary shares may be subject to PRC taxes if the company is considered a PRC resident enterprise for PRC enterprise income tax purposes. A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because gains realized by a U.S. Holder generally give rise to U.S.- source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may elect to treat the gain as PRC source gain and therefore claim foreign tax credits in respect of PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

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

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report. We have also filed a registration statement on Form F-6 (Registration No. 333-228089), a registration statement on Form S-8 (Registration No. 333230955), and a registration statement on Form 8-A (Registration No. 001-38726), including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The functional currency of our company is the Hong Kong dollar. The functional currency of SFIL, which is incorporated in British Virgin Islands, is the U.S. dollar. The functional currency of our subsidiary in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Due to foreign currency translation adjustments, we recognized a foreign exchange loss of RMB1,682,779 in 2018, a foreign exchange gain of RMB3,965,185 in 2019 and a foreign exchange loss of RMB16,166,094 (US$2,477,600) in 2020, respectively.

The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21,2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In 2018, the RMB depreciated approximately 5.7% against the U.S. dollar; in 2019, the RMB depreciated approximately 4.1% against the U.S. dollar; in 2020, the RMB appreciated approximately 6.5% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U. S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Payments by Depositary

In March 2019, excluding withholding tax, we received a US$0.4 million cash payment from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A.–14.D.  Material Modifications to the Rights of Security Holders

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

As of December 31, 2020, we had used a portion of the net proceeds received from our initial public offering for other general corporate purposes, including working capital and to pay IPO related expenses.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our existing disclosure controls and procedures were ineffective, solely due to the material weakness in internal control over financial reporting identified below.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

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

	Year Ended December 31,
Services	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	12,738	7,456	6,585
Audit-Related Fees (2)	330	—	—
Tax Fees (3)	—	—	—
Other Fees (4)	—	—	—
Total	13,068	7,456	6,585

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226126). as amended, initially filed publicly with the SEC on July 11, 2018)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333- 226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 from our annual report for the year ended December 31, 2019 on Form 20-F (File No. 001-38726) filed with the SEC on April 27, 2020)
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.3	2018 CNFinance Holdings Limited Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.4	English translation of Cooperative Service and Management Agreement between Shenzhen Fanhua United Investment Group Co., Ltd, and FOTIC, dated March 15, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11,2018)
4.5	English translation of FOTIC Jinghua No. 5 Project Service Agreement between the Company and China Foreign Economy and Trade Trust Co., Ltd. (“FOTIC”)，dated December 19, 2014 (incorporated by reference to Exhibit 10.5 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.6	English translation of FOTIC Jinghua Structure Fund 5 Trust Plan—Structure Funds Trust Contract (Subordinated Level) between the Company and FOTIC, dated December 19, 2014 (incorporated by reference to Exhibit 10.6 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Merits & Tree Law Offices
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNFinance Holdings Limited

Date:	April 28, 2021	By:	/s/ Bin Zhai
			Name:	Bin Zhai
			Title:	Chief Executive Officer and Chairman

CNFINANCE HOLDINGS

LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(With Independent Registered Public Accounting Firm’s Report Thereon)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CNFinance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CNFinance Holdings Limited (CNFinance) and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL).

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

Guangzhou, China

April 28, 2021

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets

		December 31,
	Note	2019	2020
		RMB	RMB

Assets

Cash, cash equivalents and restricted cash	4	1,705,356,424	1,960,922,758
Loans principal, interest and financing service fee receivables (include loans held-for-sale of RMB370,700,724 and RMB586,206,781,with RMB66,698,869 and RMB76,013,067 measured at fair value as of December 31, 2019 and 2020, respectively)	5	11,366,097,286	9,688,941,024
Allowance for credit losses		1,108,078,429	659,479,450
Net loans principal, interest and financing service fee receivables		10,258,018,857	9,029,461,574
Investment securities	6	654,328,054	418,136,773
Property and equipment	7	9,195,975	4,716,148
Intangible assets and goodwill	8	3,738,338	3,230,126
Deferred tax assets	24	16,441,330	75,823,512
Deposits	9	133,513,032	114,051,773
Right-of-use assets	28	38,133,941	19,468,523
Other assets	10	207,523,016	607,684,977

Total assets		13,026,248,967	12,233,496,164

Liabilities and shareholders’ equity

Interest-bearing borrowings	11
Borrowings under agreements to repurchase		870,778,215	508,576,882
Other borrowings		6,652,138,315	5,649,669,343
Accrued employee benefits		37,276,343	29,627,379
Income taxes payable		136,931,899	154,806,738
Deferred tax liabilities	24	359,286,455	396,594,182
Lease liabilities	28	38,133,941	19,544,499
Credit risk mitigation position	12	928,702,101	1,209,729,138
Other liabilities	13	404,469,203	523,697,125

Total liabilities		9,427,716,472	8,492,245,286

Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2019 and December 31, 2020)	14	916,743	916,743
Additional paid-in capital	15	937,589,515	999,662,882
Retained earnings	16	2,662,145,649	2,759,127,799
Accumulated other comprehensive losses	17	(2,119,412)	(18,456,546)

Total shareholders’ equity		3,598,532,495	3,741,250,878

Total liabilities and shareholders’ equity		13,026,248,967	12,233,496,164

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of comprehensive income

		Year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB

Interest and fees income
Interest and financing service fees on loans	18	4,278,820,368	2,953,480,997	1,828,687,910
Interest on deposits with banks		13,844,598	16,680,498	16,133,918

Total interest and fees income		4,292,664,966	2,970,161,495	1,844,821,828

Interest and fees expenses
Interest expenses on interest-bearing borrowings		(1,942,449,117)	(1,309,835,699)	(731,315,365)
Interest expenses paid to related parties		(610,405)	-	-

Total interest and fees expenses		(1,943,059,522)	(1,309,835,699)	(731,315,365)

Net interest and fees income		2,349,605,444	1,660,325,796	1,113,506,463

Collaboration cost for sales partners	19	-	(174,042,054)	(415,104,428)

Net interest and fees income after collaboration cost		2,349,605,444	1,486,283,742	698,402,035

Provision for credit losses (net of increase in guaranteed recoverable assets of nil, RMB 100,304,255 and RMB 433,376,273 for years ended 2018, 2019 and 2020, respectively)		(433,753,901)	(362,735,159)	(277,586,423)

Net interest and fees income after collaboration cost and provision for credit losses		1,915,851,543	1,123,548,583	420,815,612

Realized gains on sales of investments, net	20	3,185,026	46,126,258	20,153,659
Net (losses)/gains on sales of loans	21	(16,697,259)	75,959,140	149,631,456
Other gains, net	22	2,114,319	6,375,348	19,762,053

Total non-interest (losses)/incomes		(11,397,914)	128,460,746	189,547,168

Operating expenses
Employee compensation and benefits		(443,071,028)	(228,135,061)	(190,374,014)
Share-based compensation expenses	26	(39,715,168)	(15,886,067)	(62,073,367)
Taxes and surcharges		(81,198,115)	(67,689,864)	(49,452,609)
Operating lease cost		(58,317,758)	(36,607,623)	(21,719,042)
Offering expenses		(10,858,717)	-	-
Other expenses	23	(113,555,657)	(182,678,536)	(124,042,182)

Total operating expenses		(746,716,443)	(530,997,151)	(447,661,214)

Income before income tax expense		1,157,737,186	721,012,178	162,701,566
Income tax expense	24	(296,828,475)	(186,368,236)	(47,849,040)

Net income		860,908,711	534,643,942	114,852,526

Earnings per share	25
Basic		0.69	0.39	0.08
Diluted		0.62	0.36	0.08

Other comprehensive income/(losses)
Net unrealized income/(losses) on investment securities		1,585,705	(1,518,079)	(171,040)
Foreign currency translation adjustment		(1,682,779)	3,965,185	(16,166,094)

Comprehensive income		860,811,637	537,091,048	98,515,392

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of changes in shareholders’ equity

	Note	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income /(losses)	Retained earnings	Total equity
		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2018		-	569,125,240	(4,469,444)	1,266,592,996	1,831,248,792
Net income		-	-	-	860,908,711	860,908,711
Foreign currency translation adjustment	17	-	-	(1,682,779)	-	(1,682,779)
Unrealized gains on investment securities	17	-	-	1,585,705	-	1,585,705
Share-based compensation	26	-	39,715,168	-	-	39,715,168
Reorganization	1	98,493	(98,493)	-	-	-
Change in par value of ordinary shares		720,718	(720,718)	-	-	-
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost		97,532	313,682,251	-	-	313,779,783

Balance as of December 31, 2018		916,743	921,703,448	(4,566,518)	2,127,501,707	3,045,555,380

Balance as of January 1, 2019		916,743	921,703,448	(4,566,518)	2,127,501,707	3,045,555,380
Net income		-	-	-	534,643,942	534,643,942
Foreign currency translation adjustment	17	-	-	3,965,185	-	3,965,185
Unrealized losses on investment securities	17	-	-	(1,518,079)	-	(1,518,079)
Share-based compensation	26	-	15,886,067	-	-	15,886,067

Balance as of December 31, 2019		916,743	937,589,515	(2,119,412)	2,662,145,649	3,598,532,495

Balance as of January 1, 2020		916,743	937,589,515	(2,119,412)	2,662,145,649	3,598,532,495
Cumulative effect from change in accounting policies (1)		-	-	-	(17,870,376)	(17,870,376)
Net income		-	-	-	114,852,526	114,852,526
Foreign currency translation adjustment	17	-	-	(16,166,094)	-	(16,166,094)
Unrealized losses on investment securities	17	-	-	(171,040)	-	(171,040)
Share-based compensation	26	-	62,073,367	-	-	62,073,367

Balance as of December 31, 2020		916,743	999,662,882	(18,456,546)	2,759,127,799	3,741,250,878

(1)	We adopted CECL effective January 1, 2020. For additional information, see Note 2 (Summary of Significant Accounting Policies) for more information.

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Cash flows from operating activities:

Net income	860,908,711	534,643,942	114,852,526

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	433,753,901	362,735,159	277,586,423
Depreciation and amortization	13,299,246	10,917,300	6,047,226
Share-based compensation expenses	39,715,168	15,886,067	62,073,367
Net losses on disposal of property and equipment	946,244	3,049,896	2,868
Foreign exchange (gains)/losses	(1,836,029)	(647,316)	5,345,004
Deferred tax (benefit)/expense	(105,085,476)	3,908,847	(94,389,779)
Losses/ (gains) on sale of loans	16,697,259	(75,959,140)	(149,631,456)
Profit and loss arising from fair value changes	-	-	(56,773)

Loans held-for-sale:
Originations and purchases	(7,871,176)	(550,365,329)	(152,062,194)
Proceeds from sales and paydowns of loans originally classified as held for sale	35,232,875	207,192,005	637,716,580

Changes in operating assets and liabilities:
Deposits	(27,892,733)	44,704,926	19,461,259
Credit risk mitigation position	-	928,702,101	281,027,037
Other operating assets	(138,548,636)	97,354,067	(28,446,434)
Other operating liabilities	205,466,514	(283,008,921)	140,051,328

Net cash provided by/(used in) operating activities	1,324,785,868	1,299,113,604	1,119,576,982

Cash flows from investing activities:

Loans originated, net of principal collected	785,703,866	4,371,766,370	(89,215,328)
Proceeds from sales of investment securities	390,050,000	2,654,500,000	7,187,477,436
Cash received from disposal of investment in equity securities	-	6,000,000	-
Proceeds from disposal of subsidiaries	29,658,807	-	-
Proceeds from disposal of property and equipment and intangible assets	3,044,763	881,111	2,159,345
Proceeds from sales of loans	165,626,448	536,346,406	378,308,227
Purchases of investment securities	(710,000,000)	(2,628,600,000)	(6,951,457,436)
Purchases of property, equipment and intangible assets	(14,822,364)	(4,440,146)	(3,221,401)

Net cash provided by investing activities	649,261,520	4,936,453,741	524,050,843

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows (continued)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Cash flows from financing activities:

Proceeds from initial public offering, net of offering cost paid of RMB51,967,702	313,779,783	-	-
Proceeds from interest-bearing borrowings	10,931,383,040	2,793,124,280	6,014,983,918
Proceeds from related party	138,000,000	-	-
Repayment of interest-bearing borrowings	(11,352,964,066)	(10,488,829,330)	(7,382,122,623)
Repayment through related party	(32,747,681)	-	-

Net cash used in financing activities	(2,548,924)	(7,695,705,050)	(1,367,138,705)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,971,498,464	(1,460,137,705)	276,489,120
Cash, cash equivalents and restricted cash at the beginning of year	1,190,360,385	3,161,657,934	1,705,356,424
Effect of exchange rate change on cash, cash equivalents and restricted cash	(200,915)	3,836,195	(20,922,786)

Cash, cash equivalents and restricted cash at the end of year	3,161,657,934	1,705,356,424	1,960,922,758

Supplemental disclosures of cash flow information:
Income taxes paid	95,837,024	179,190,712	46,378,568
Interest expense paid	2,002,298,692	1,412,091,485	728,846,965

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION

CNFinance Holdings Limited (“CNFinance”), through its wholly-owned subsidiaries and consolidated variable interest entities (collectively, referred to hereinafter as the “Group”) in the People’s Republic of China (“PRC”), primarily provides micro credit loan services for micro and small-enterprise (“MSE”) owners, and loan lending agency service for financial institution.

The Group’s main funding resources are equity and borrowings from third parties. The loans are granted through its licensed micro credit subsidiaries in Beijing, Shenzhen and Chongqing directly, or the structured funds funded with the Group as general partners. Through the Group’s network of sales team and branch offices, prospective MSE borrowers are referred to the licensed micro credit subsidiaries or the structured funds (“the traditional facilitation model”). All loans were secured by residential or commercial real estate as of December 31, 2020.

In December 2018, the Group began to explore a new collaboration model to mitigate credit risks (“collaboration model”) and started to record the business under this model. The collaboration model is different from the traditional facilitation model by adding a collaboration relationship, which involves sales partners for introducing borrowers and providing a certain level of guarantee of repayment for loans recommended. Under such model, the Group is able to develop a financial services platform that matches various parties to lend resources at competitive rates. Those parties include sales partners who introduce borrowers from particular jurisdictions, trust companies that administer funds, and the loan borrowers who has financial needs for their business operations. The sales partners are nationwide mid-or-small companies that have local risk assessment capabilities. The collaboration model requires the sales partners to place a security deposit called credit risk mitigation positions which could be confiscated by the Group when loans are defaulted. The loan borrowers who are introduced by the sales partners are MSE owners who have properties that can be used as collateral.

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

The net assets of Sincere Fame are initially measured and recognized at their historical carrying amounts because the shareholders of CNFinance immediately after the Reorganization have identical ownership interests in Sincere Fame immediately before the Reorganization and the Reorganization is solely for the purpose of establishing the legal structure of CNFinance. Accordingly, the transfer of net assets of Sincere Fame has been accounted for and presented in the accompanying consolidated financial statements in a manner similar to a pooling-of-interests. That is, the consolidated financial statements of CNFinance include the results of the operations and the statement of financial position of Sincere Fame as of the beginning of the earliest period presented. Since CNFinance did not engage in any operating activities, CNFinance’s consolidated financial position as of December 31, 2019 and 2020, and its results of operations for the years then ended represent the continuation of the consolidated financial statements of Sincere Fame, except for its capital structure, which is retroactively adjusted to reflect the legal capital structure of CNFinance.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Investment in significant subsidiaries for the year ended December 31, 2020

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect
Sincere Fame International Limited 诚名国际有限公司	British Virgin Islands October 6, 2006	USD	1,230,434.04	USD	1,230,434.04	100%	-	Investment Holding

China Financial Services Group Limited 泛华金融服务集团 有限公司	Hong Kong August 28, 2000	HKD	100,000,000	HKD	100,000,000	-	100%	Investment Holding

Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd. 泛华创利信息技术 (深圳) 有限公司	the PRC December 21, 1999	HKD	400,000,000	HKD	400,000,000	-	100%	Investment Holding

Shenzhen Fanhua United Investment Group Co., Ltd. 深圳泛华联合投资集团 有限公司	the PRC August 9, 2006	RMB	250,000,000	RMB	250,000,000	-	100%	Investment Holding

Guangzhou Anyu Mortgage Consulting Co., Ltd. 广州安宇按揭咨询 有限公司	the PRC January 23,2003	RMB	2,220,000	RMB	2,220,000	-	100%	Micro credit and mortgage agency services

Chongqing Fengjie Financial Advisory Co., Ltd. 重庆丰捷财务咨询 有限公司	the PRC June 13, 2010	RMB	500,000	RMB	500,000	-	100%	Financial consultancy

Guangzhou Chengze Information Technology Co., Ltd. 广州诚泽信息科技 有限公司	the PRC December 11, 2006	RMB	3,000,000	RMB	3,000,000	-	100%	Software development and maintenance

Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd. 重庆市两江新区泛华 小额贷款有限公司	the PRC December 26, 2011	USD	30,000,000	USD	30,000,000	-	100%	Micro credit and mortgage agency services

Shenzhen Fanhua Micro-credit Co., Ltd. 深圳泛华小额贷款 有限公司	the PRC March 15, 2012	RMB	300,000,000	RMB	300,000,000	-	100%	Micro credit and mortgage agency services

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect
Shenzhen Fanhua Fund Management Services Co., Ltd. 深圳泛华基金 管理服务有限公司	the PRC June 8, 2012	RMB	5,000,000	RMB	5,000,000	-	100%	Company register service

Guangzhou Heze Information Technology Co., Ltd. 广州和泽信息科技 有限公司	the PRC September 16, 2010	RMB	20,000,000	RMB	20,000,000	-	100%	Software development and maintenance

Beijing Lianxin Chuanghui Information Technology Co., Ltd. 北京联鑫创辉 信息技术有限公司	the PRC February 2, 2012	HKD	10,000,000	HKD	10,000,000	-	100%	Software development and maintenance

Shenzhen Fanlian Investment Co., Ltd. 深圳泛联投资有限公司	the PRC November 26, 2012	RMB	30,000,000	RMB	30,000,000	-	100%	Investment Holding

Fanhua Financial Leasing (Shenzhen) Co., Ltd. 泛华融资租赁 (深圳) 有限公司	the PRC September 4, 2012	USD	10,000,000	USD	10,000,000	-	100%	Business Advisory

Shenzhen Fanhua Chengyu Finance Service Co., Ltd. 深圳泛华诚誉金融配套 服务有限公司	the PRC March 15, 2013	RMB	10,000,000	RMB	10,000,000	-	100%	Labor outsourcing services

Beijing Fanhua Qilin Capital Management Co., Ltd. 北京泛华麒麟资本管理 有限公司	the PRC December 26, 2016	RMB	100,000,000	RMB	10,000,000	-	96%	Asset Management

Shijiazhuang Fanhua Financial Advisory Co., Ltd. 石家庄泛华财务咨询 有限公司	the PRC July 27, 2017	RMB	2,000,000		-	-	100%	Financial Consultancy

Taizhou Fanhua Financial Advisory Co., Ltd. 泰州泛华财务咨询服务 有限公司	the PRC September 28, 2017	RMB	500,000		-	-	100%	Financial Consultancy

Xuzhou Shenfanlian Enterprise Management Co., Ltd. 徐州深泛联企业管理 有限公司	the PRC December 7, 2017	RMB	10,000,000		-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect
Nantong Shenfanlian Enterprise Management Co., Ltd. 南通深泛联企业管理 有限公司	the PRC September 8, 2017	RMB	5,000,000		-	-	100%	Enterprise Management

Baoding Fanjie Financial Advisory Co., Ltd. 保定泛杰财务咨询 有限公司	the PRC February 9, 2018	RMB	500,000		-	-	100%	Financial Consultancy

Shenzhen Fancheng Business Operation Management Partnership (Limited Partnership) 深圳泛诚商业运营管理合伙企业 (有限合伙)	the PRC June 22, 2018	RMB	500,000,000	RMB	34,550,000	-	100%	Enterprise Management

Fanxiaoxuan Cultural Media (Guangzhou) Co., Ltd. 泛小宣文化传媒 (广州) 有限公司	the PRC July 16, 2018	RMB	1,000,000		-	-	100%	Enterprise Management

Guangzhou Fanze Information Technology Co., Ltd. 广州泛泽信息科技 有限公司	the PRC February 27, 2019	RMB	10,000,000		-	-	100%	Software development and maintenance

Langfang Fanhua Technology Co., Ltd. 廊坊市泛华科技 有限公司	the PRC September 9, 2019	RMB	200,000		-	-	100%	Software development and maintenance

Shenyang Fanhua Financial Advisory Co., Ltd. 沈阳市泛华财务咨询 有限公司	the PRC November 18, 2019	RMB	1,000,000		-	-	100%	Financial consultancy

Luoyang Fanzhan Information technology Co., Ltd. 洛阳泛展信息科技有限公司	the PRC May 13, 2020	RMB	500,000		-	-	100%	Software development and maintenance

Lanzhou Fanhua Enterprise Information Advisory Co., Ltd. 兰州泛华企业信息咨询有限公司	the PRC May 19, 2020	RMB	200,000		-	-	100%	Enterprise Management

Yantai Shenzhen Fanlian Financial Advisory Co., Ltd. 烟台深泛联财务咨询有限公司	the PRC June 22, 2020	RMB	1,000,000		-	-	100%	Financial consultancy

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect
Haikou Fanhua Financial Advisory Co., Ltd. 海口市泛华财务咨询有限公司	the PRC June 12, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Ganzhou Shenzhen Fanlian Financial Advisory Co., Ltd. 赣州深泛联财务咨询有限公司	the PRC August 8, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Guiyang Fanhua Financial Advisory Co., Ltd. 贵阳泛华财务咨询有限公司	the PRC July 9, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Lianyungang Shenzhen Fanlian Economic Information Advisory Co., Ltd. 连云港深泛联经济信息咨询有限公司	the PRC September 29, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Fanhua Jinfu (Foshan) Co., Ltd. 泛华金服（佛山）有限公司	the PRC May 22, 2020	RMB	200,000,000	-	-	100%	Financial consultancy

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

Consolidated VIEs

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The cash of structured funds represents that funds established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. The cash and cash equivalents of structured funds amounted to RMB1,073,209,525 and RMB1,034,933,331 as of December 31, 2019 and 2020 respectively can only be used to grant loans. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit enhancement on the loans to customers under the funds. The Group is also the manager of the funds, having the approval role for the loan origination and modification within the structured funds. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds.

Starting in March 2018, the Group has been working with trust companies to implement new funding arrangements. Under credit strengthening arrangements, the Group no longer provides credit enhancement on the loans to customers under the structured funds except for current outstanding loans under the existing trust products and loans to be granted thereunder. However, the Group still promises expected returns for limited partners under credit strengthening arrangements, which exposes the Group to obligation to absorb losses of the funds that could potentially be significant to the funds. The Group is still the manager of the structured funds, which gives the Group the power to direct the activities that most significantly impact the economic performance of the funds. The structured funds are not taxpayers according to PRC tax law. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of December 31, 2019 and 2020.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the investments in the consolidated VIEs by the Group as of December 31, 2020.

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Jinghua Structured Fund 5 菁华5号信托计划	the PRC December 19, 2014	Micro credit

Jinghua Structured Fund 6 菁华6号信托计划	the PRC September 9, 2014	Micro credit

Bohai Trust Shenfanlian Micro Finance Structured Fund 渤海信托深泛联小微金融集合资金信托计划	the PRC September 14, 2016	Micro credit

Bohai Huihe SME Structured Fund 渤海汇和中小微企业经营贷集合资金信托计划	the PRC September 29, 2017	Micro credit

Zhongyuan Wealth Anhui Structured Fund 1 中原财富-安惠1期	the PRC January 20, 2017	Micro credit

Zhongyuan Wealth Anhui Structured Fund 2 中原财富-安惠2期	the PRC August 18, 2017	Micro credit

Beijing Fanhua Micro-credit Company Limited 北京泛华小额贷款有限公司	the PRC August 10, 2012	Micro credit and mortgage agency services

No.27 Jinghua Structured Fund 菁华27号信托计划	the PRC May, 18,2018	Micro credit

No.29 Jinghua Structured Fund 菁华29号信托计划	the PRC May, 16,2018	Micro credit

Yuecai Loan Structured Arrangement 粤财网贷合作计划	the PRC July 6, 2018	Micro credit

Zhonghai Lanhai Structured Fund 1 中海信托蓝海1号集合资金信托计划	the PRC July 18, 2018	Micro credit

Bairui Hengyi No.613 Structured Fund 百瑞恒益613号集合资金信托计划	the PRC July 25, 2018	Micro credit

Bohai Trust No.1 Huiying Structured Fund 渤海惠盈1号集合资金信托计划	the PRC September 10, 2018	Micro credit

Bohai Trust No.2 Shenzhen Fanhua United Structured Fund 渤海信托-深泛联2号集合资金信托计划	the PRC November 28, 2018	Micro credit

Everbright No.1 Business Acceleration Structured Fund 光大助业1号集合资金信托计划	the PRC November 29, 2018	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Jinghua Structured Fund 1 外贸信托菁华1号集合资金信托计划	the PRC May 8, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-2 中海信托-蓝海1-2号集合资金信托计划	the PRC June 28, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-3 中海信托-蓝海1-3号集合资金信托计划	the PRC September 11, 2019	Micro credit

Hunan Structured Fund 2019-1 湖南信托2019-1集合资金信托计划	the PRC September 23, 2019	Micro credit

Hunan Structured Fund 2019-2 湖南信托2019-2集合资金信托计划	the PRC September 23, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 1-1 陕国投·兴隆1-1号集合资金信托计划	the PRC November 6, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 2-1 陕国投·兴隆2-1号集合资金信托计划	the PRC September 24, 2019	Micro credit

Bairui Hengyi No.711 Structured Fund 百瑞恒益711号集合资金信托计划	the PRC September 20, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-4 中海信托-蓝海1-4号集合资金信托计划	the PRC October 10, 2019	Micro credit

Zhongyuan Wealth Anhui Structured Fund 49 中原信托-安惠49期	the PRC October 24, 2019	Micro credit

Bairui Hengyi No.724 Structured Fund 百瑞恒益724号集合资金信托计划	the PRC November 11, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-5 中海信托-蓝海1-5号集合资金信托计划	the PRC November 19, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-6 中海信托-蓝海1-6号集合资金信托计划	the PRC December 20, 2019	Micro credit

No. 50 Jinghua Structured Fund 外贸信托菁华50号资管计划	the PRC April 26, 2019	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

No. 70 Jinghua Structured Fund 外贸信托菁华70号资管计划	the PRC December 25, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-1 中海信托-蓝海1-1号集合资金信托计划	the PRC May 19, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 22-1 陕国投·兴隆22-1号集合资金信托计划	the PRC June 22, 2020	Micro credit

Zhonghai Lanhai Structured Fund 1-7 中海信托-蓝海1-7号集合资金信托计划	the PRC August 14, 2020	Micro credit

No. 74 Jinghua Structured Fund 外贸信托菁华74号资管计划	the PRC November 26, 2020	Micro credit

Hunan Structured Fund 2020-1 湖南信托2020-1集合资金信托计划	the PRC December 8, 2020	Micro credit

The table sets forth the assets and liabilities of the consolidated VIEs included in the Group’s consolidated balance sheets:

	December 31,
	2019	2020
	RMB	RMB

Cash and cash equivalents	1,075,146,003	1,038,176,909
Loans principal, interest and financing service fee receivables	10,096,892,280	8,852,118,199
Investment securities	865,685,426	1,612,974,725
Deferred tax assets	167	-
Other assets	538,987,372	1,008,676,130

Total assets	12,576,711,248	12,511,945,963

Interest-bearing borrowings	7,090,260,790	5,701,590,909
Income taxes payable	642,912	642,912
Other liabilities	1,592,662,264	2,178,875,062

Total liabilities	8,683,565,966	7,881,108,883

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the results of operations of the VIEs included in the Group’s consolidated statements of comprehensive income:

	2018	2019	2020
	RMB	RMB	RMB

Revenue	4,030,796,059	2,939,040,096	1,915,875,820
Net income	910,293,862	663,949,174	658,400,554

The table sets forth the cash flows of the VIEs included in the Group’s consolidated statements of cash flows:

	2018	2019	2020
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	367,720,114	(426,302,852)	(303,745,231)
Net cash provided by/(used in) investing activities	274,412,708	4,207,318,357	692,705,844
Net cash provided by/(used in) financing activities	909,251,326	(5,262,323,314)	(429,173,286)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

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

(b)	Currency translation for financial statements presentation

The Group uses Renminbi (“RMB”) as its reporting currency. The United States Dollar (“USD”) is the functional currency of the Company incorporated in Cayman and the Group’s subsidiary Sincere Fame incorporated in British Virgin Islands, and the Hong Kong Dollar (“HKD”) is the functional currency of the Group’s subsidiary China Financial Services Group Limited incorporated in Hong Kong and the RMB is the functional currency of the Group’s PRC subsidiaries.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, allowance for loans principal, interest and financing service fee receivables, guarantee assets, the valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, the fair value of investment securities and the fair value of share-based compensation.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Revenue recognition

Interest and financing service fees on loans which are amortized over the contractual life of the related loans are recognized in consolidated statements of comprehensive income in accordance with ASC 310 using the effective interest method.

Mortgage agency service revenue is recognized in accordance with ASC 606 when following conditions are met: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The criteria of revenue recognition as they relate to each of the following major revenue generating activities are described below:

(i)	Interest and financing service fees on loans

Interest and financing service fees on loans, which include financing service fees on loans, are collected from borrowers for loans and related services.

Interest and financing service fees on loans include the amortization of any discount or premium or differences between the initial carrying amount of an interest-bearing asset and its amount at maturity calculated using the effective interest basis.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest and financing service fees on loans over the years. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. Interest on the impaired assets is recognized using the rate of interest used to discount future cash flows.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(iii)	Realized gains/(losses) on sales of investments

Realized gains/(losses) consist of realized gains and losses from the sale of investment securities, presented on a net basis.

(iv)	Gains on confiscation of credit risk mitigation positions (or “CRMPs”)

Gains on confiscation of credit risk mitigation positions are recognized to the extent confiscated CRMPs exceed previously recognized allowance for loan losses and guarantee asset when sales partners surrender the CRMPs and the obligation of refunding the CRMPs is released.

(e)	Loans

Loans are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to income over the lives of the related loans.

The Group facilitates credit to borrowers through structured funds which are considered as consolidated VIEs and the Group evaluated VIEs for consolidation in accordance with ASC 810 in the Consolidated VIEs Section of Note 1. Providing credit strengthening arrangement since March 2018 for the loans to customers under the funds is one of the key factors to determine that the Group should consolidate the structured funds as it is the primary beneficiary of the funds. As a result, the loan principal remains on the Group’s consolidated balance sheets, whilst the funds received from senior tranches holders are recorded as Other Borrowings in the Group’s consolidated balance sheets as disclosed in Note 11(b)(i).

Non-accrual policies

Loans principal, interest and financing service fee receivables are placed on non-accrual status when payments are 90 days contractually past due. When a loan principal, interest and financing service fee receivable is placed on non-accrual status, interest and financing service fees accrual cease. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal, interest and financing service fee receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal, interest and financing service fees have been settled and the borrower continue to perform in accordance with the loan terms for a period of at least six months.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Charge-off policies

For the years ended December 31, 2018 and 2019, the Group considered loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible charged off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the Group concludes that it has exhausted its collection efforts.

In order to align the Group’s charge-off policies with ASC 326-20-35-8 (superseded ASC 310-10-35-41), the Group revised its charge-off policies to (1) provide additional information as to the collection efforts which must be exhausted before a charge-off is recorded and (2) charge down loans that are 180 days past due to net realizable value (fair value of collaterals, less estimated costs to sell) unless both well-secured and in the process of collection. The revised charge-off policies are presented as follows:

Loans principal, interest and financing service fee receivables are charged down to net realizable value (fair value of collaterals, less estimated costs to sell) when the Group has determined the remaining balance is uncollectable after exhausting all collection efforts. In order to comply with ASC 310 and ASC 326, the Group considers loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; (iii) sales of loans to third parties; (iv) settlement with the borrower, where the Group releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral; (v) disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or (vi) loans are 180 days past due unless both well-secured and in the process of collection.

The change in the charge-off policies as a result of the correction of an error had no impact on the Group’s provision for credit losses and an immaterial impact on the Group’s 2018 and 2019 audited consolidated financial statements as the balance of loans under scenario (iii), (iv), (v) and (vi) was offset by the allowance for credit losses before charge-offs and only resulted in a net off of the loans principal, interest and financing service fee receivables and the corresponding allowance balance.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commencing January 1, 2020, CNFinance adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses (“ACL”) with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) model. ASC 326 defines the ACL as a valuation account that is deducted from the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

The allowance for credit losses includes an asset-specific component and a statistically based component. The Company aggregates loans sharing similar risk characteristics into pools for purposes of measuring expected credit losses. Pools are reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. Expected credit losses for loans that do not share similar risk characteristics with other financial assets are measured individually.

Estimation of CECLs requires CNFinance to make assumptions regarding the likelihood and severity of credit loss events and their impact on expected cash flows, which drive the probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. In its loss forecasting framework, ECL is determined primarily by utilizing models for the borrowers’ PD, LGD and EAD and the Company incorporates forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, gross-domestic product rates, interest rates and consumer price indexes.

The ACL for financial assets held at amortized cost is a valuation account that is deducted from, or added to, the amortized cost basis of the financial assets to present the net amount expected to be collected. When credit expectations change, the valuation account is adjusted with changes reported in provision for credit losses. If amounts previously charged off are subsequently expected to be collected, the Group may recognize a negative allowance, which is limited to the amount that was previously charged off.

The asset-specific component is calculated under ASC 310-10-35, on an individual basis for the loans whose payments are contractually past due more than 90 days or which are considered impaired. A financial asset is collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When a collateral-dependent financial asset is probable of foreclosure, the Group will measure the ACL based on the fair value of the collateral and we will measure the ACL based on the collateral’s net realizable value (fair value of collateral, less estimated costs to sell).

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Under the collaboration model, when the Group grants a loan through a trust plan, the loan is with the borrower and guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses”, separate disclosure of the increase in guaranteed recoverable assets will be included in the rollforward of the “allowance for credit losses”. The income statement caption will be modified as “Provision for credit losses, net of increase in increase in guaranteed recoverable assets.

Loans held-for-sale

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loan origination fees or costs and purchase price discounts or premiums are deferred in a contra loan account until the related loan is sold. The deferred fees or costs and discounts or premiums are adjustments to the basis of the loan and therefore are included in the periodic determination of the lower of cost or fair value adjustments.

The loan is derecognized if the Company does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. At the time of derecognition, any related loan loss allowance is released. Gains and losses on loans transfer as a sale are recognized in the noninterest income.

(f)	Cash, cash equivalents and restricted cash

Cash and cash equivalents primarily consist of cash, deposits which are highly liquid and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Group considers highly liquid investments that are readily convertible to known amounts of cash.

Restricted cash are cash and cash equivalents that are not readily available for normal disbursement and mainly represents cash and cash equivalents from structured funds. Such restricted cash is not available to fund the general liquidity needs of the Group and could only be used to grant new loans and activities as mentioned in Note 1.

(g)	Investment securities

The Group classifies wealth management products and asset management products as investment securities. Investment securities are recorded at fair value and included in the profit and loss of changes in fair value. Realized gains and losses from the sale of investment securities are determined on a specific identification basis and are recorded as realized gains/(losses) on sales of investments. Interest and investment income are recognized when earned.

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

Indefinite-lived intangible assets are assets that are not amortized because there is no foreseeable limit to cash flows generated from them. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives.

The Group categorizes trademarks as indefinite-lived intangible assets, whose carrying value is RMB2.97 million. If it is more likely than not that the asset is impaired, the Group records the amount that the carrying value exceeds the fair value as an impairment expense. The Group performed its annual impairment review of indefinite-lived intangible assets on December 31, 2019 and 2020 and determined that it is more likely than not that the carrying value was less than the fair value.

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

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary.

(n)	Share-based compensation

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Group recognizes compensation cost using a front-loading approach for an award with only service conditions that have a graded vesting schedule over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. The Group’s lease liability is measured at the present value of future operating lease payments, discounted using the incremental borrowing rate. Right of use asset is measured at the amount of lease liabilities plus prepaid rent and direct costs, less any lease incentives. The operating lease expense is recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays, which are considered in determining the straight-line operating lease expense to be recorded over the lease term.

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

The Group uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASU 2011-04 (see Note 3 to the consolidated financial statements):

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

For purposes of calculating basic earnings per share for the years ended December 31, 2019 and 2020, the weighted average number of shares used in the calculation has been retroactively adjusted to reflect the incorporation of the Group and the Reorganization (see Note 1), as if these events had occurred at the beginning of the earliest period presented and these shares had been outstanding for all periods.

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

On January 1, 2020, the Group adopted the new accounting standard. The Group’s lifetime expected credit losses are determined using macroeconomic forecast assumptions and management judgments applicable to and through the expected life of the loan portfolios, and are net of expected recoveries on loans that were previously charged off. The standard also expands credit quality disclosures beginning in the first quarter of 2020. While the standard changes the measurement of the allowance for credit losses, it does not change the Group’s credit risk of its lending portfolios or the ultimate losses in those portfolios. Upon adoption of the standard on January 1, 2020, the Group recorded an increase to the allowance for credit losses of RMB23,827,169, or 1.61 percent, an increase to the deferred tax assets of RMB5,956,792, and a decrease to retained earnings of RMB17,870,377 through a cumulative-effect adjustment.

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

Fair Value Measurement: Disclosure Framework

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework (Topic 842) - Changes to the Disclosure Requirements for Fair Value Measurement, which modify the disclosure requirements on fair value measurement by removing, modifying, or adding certain disclosures. The amendments improve the effectiveness of disclosures in the notes to financial statements modify the disclosure requirements on fair value measurements in Topic 820. This ASU requires disclosure of the changes in unrealized gains or losses included in OCI for Level 3 assets or liabilities held at the end of the period and the range and weighted-average of the significant unobservable inputs used in determining the fair value of Level 3 assets and liabilities. The amendments also remove the requirement to disclose the transfers between Level 1 and Level 2 of the fair value hierarchy, timing of transfers between levels, and the valuation process for determining Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group adopted the standard on January 1, 2020. The Group has not historically recorded material amounts of Level 3 assets and liabilities or material transfers of assets or liabilities between levels within the fair value hierarchy and therefore the ASU did not have any material impact on the financial statement disclosures.

Financial Instruments: Codification Improvements

In March 2020, the FASB issued ASU 2020-3, Codification Improvements to Financial Instruments, which revised a wide variety of topics in the Codification with the intent to make the Codification easier to understand and apply by eliminating inconsistencies and providing clarifications. ASU 2020-3 was effective immediately upon its release in March 2020 and did not have a material impact on the Group’s consolidated financial statements.

(v)	Recently issued accounting standards

Income Taxes – Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group will adopt this ASU on January 1, 2021. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

Investments – Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging: Clarifying the Interactions

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

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

Assets recorded at fair value on a recurring basis mainly include marketable securities. Additionally, from time to time, the Group records fair value adjustments on a nonrecurring basis. These nonrecurring adjustments typically involve application of LOCOM accounting, write-downs of individual assets or application of the measurement alternative for nonmarketable equity securities.

Fair Value Measurements

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value is as follows.

The Group determines fair value primarily based on pricing sources with reasonable levels of price transparency. Where quoted prices are available in an active market, the Group classifies the assets and liabilities within Level 1 of the valuation hierarchy. If quoted market prices are not available, fair value is primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Such instruments would generally be classified within Level 2 of the valuation hierarchy.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019 and 2020.

	December 31, 2020
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Asset management products	20,028,205	-	20,028,205	-
Wealth management products	398,108,568	397,107,417	1,001,151	-
Total	418,136,773	397,107,417	21,029,356	-

	December 31, 2019
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Asset management products	20,020,456	-	20,020,456	-
Wealth management products	634,307,598	-	634,307,598	-
Total	654,328,054	-	654,328,054	-

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a non-recurring basis as of December 31, 2019 and 2020.

	December 31, 2020
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Loans(1)	656,490,484	-	656,490,484	-
Loans held-for-sale(2)	76,013,067	-	76,013,067	-
Equity securities(3)	34,010,000	-	34,010,000	-
Total	766,513,551	-	766,513,551	-

	December 31, 2019
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Loans(1)	-	-	-	-
Loans held-for-sale(2)	66,698,869	-	66,698,869	-
Equity securities(3)	34,010,000	-	34,010,000	-
Total	100,708,869	-	100,708,869	-

(1)	The Group records nonrecurring fair value adjustments to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

(2)	Loans held for sale are held at LOCOM (the lower of cost or fair value) which may be written down to fair value on a nonrecurring basis.

(3)	Nonmarketable equity securities are accounted for using the measurement alternative and can be subject to nonrecurring fair value adjustments to record impairment.

During the years ended December 31, 2019 and 2020, there were no transfers between instruments in Level 1 and Level 2. The Group does not have level 3 instruments as of December 31, 2019 or 2020.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2019 and 2020, the Group both had cash balances at three PRC individual financial institutions, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for 84% and 83% of the Group’s total cash balances as of December 31, 2019 and 2020, respectively.

The nominal holders of certain bank accounts of the Group are employees of the Group. The Group has entered into agreements with these employees which stipulate that the funds held in these bank accounts are owned and managed by the Group. Cash balances of such accounts collectively accounted for 1.09% and 0.9% of the Group’s total cash balances as of December 31, 2019 and 2020, respectively.

Restricted cash represents cash and cash equivalents from structured funds, which are established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. Restricted cash amounted to RMB1,073,209,525 and RMB1,034,933,331 as of December 31, 2019 and 2020 respectively, which can only be used to grant loans and is not available to fund the general liquidity needs of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES

		December 31,
	Note	2019			2020
		First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
		RMB	RMB	RMB	RMB	RMB	RMB

Loans principal, interest and financing service fee receivables		4,693,549,335	6,672,547,951	11,366,097,286	4,199,477,434	5,489,463,590	9,688,941,024

Less: allowance for credit losses	(a)
- Individually assessed		(230,019,493)	(440,261,819)	(670,281,312)	(44,485,858)	(71,845,690)	(116,331,548)
- Collectively assessed		(180,847,951)	(256,949,166)	(437,797,117)	(225,683,727)	(317,464,175)	(543,147,902)
Subtotal		(410,867,444)	(697,210,985)	(1,108,078,429)	(270,169,585)	(389,309,865)	(659,479,450)
Net loans principal, interest and financing service fee receivables		4,282,681,891	5,975,336,966	10,258,018,857	3,929,307,849	5,100,153,725	9,029,461,574

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

(a)	Allowance for credit losses

The table below presents the components of allowances for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of December 31, 2020 and 2019.

	2020
	Allowance for loans which are collectively assessed			Allowance for loans which are individually assessed			Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
As of January 1	180,847,951	256,949,166	437,797,117	230,019,493	440,261,819	670,281,312	1,108,078,429
Change in accounting principle(1)	4,910,017	18,917,152	23,827,169	-	-	-	23,827,169

beginning of year, adjusted	185,757,968	275,866,318	461,624,286	230,019,493	440,261,819	670,281,312	1,131,905,598
Provision for credit losses	(58,152,840)	(98,518,264)	(156,671,104)	185,684,445	248,573,082	434,257,527	277,586,423
Charge-offs	(21,325,086)	(26,625,575)	(47,950,661)	(437,681,450)	(697,756,733)	(1,135,438,183)	(1,183,388,844)
Increase in guaranteed recoverable assets	119,403,685	166,741,696	286,145,381	66,463,370	80,767,522	147,230,892	433,376,273
Recoveries	-	-	-	-	-	-	-

As of December 31	225,683,727	317,464,175	543,147,902	44,485,858	71,845,690	116,331,548	659,479,450

Net loans principal, interest and financing service fee receivables	3,401,656,667	4,615,579,507	8,017,236,174	527,651,182	484,574,218	1,012,225,400	9,029,461,574

Recorded investment	3,627,340,394	4,933,043,682	8,560,384,076	572,137,040	556,419,908	1,128,556,948	9,688,941,024

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

	2019
	Allowance for loans which are collectively assessed			Allowance for loans which are individually assessed			Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
As of January 1	335,927,729	369,953,498	705,881,227	74,032,660	83,124,717	157,157,377	863,038,604
Provision for credit losses	(108,565,060)	(84,825,781)	(193,390,841)	175,002,453	381,123,547	556,126,000	362,735,159
Charge-offs(2)	(89,021,115)	(85,976,409)	(174,997,524)	(19,015,620)	(23,986,445)	(43,002,065)	(217,999,589)
Increase in guaranteed recoverable assets	42,506,397	57,797,858	100,304,255	-	-	-	100,304,255
Recoveries	-	-	-	-	-	-	-

As of December 31	180,847,951	256,949,166	437,797,117	230,019,493	440,261,819	670,281,312	1,108,078,429

Net loans principal, interest and financing service fee receivables	3,839,504,668	5,539,903,945	9,379,408,613	443,177,223	435,433,021	878,610,244	10,258,018,857

Recorded investment	4,020,352,619	5,796,853,111	9,817,205,730	673,196,716	875,694,840	1,548,891,556	11,366,097,286

(1)	Effective January 1, 2020, the Group adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

(2)	In 2020, the Group revised its charge-off policy so that charge down loans that are 180 days past due to net realizable value (fair value of collaterals, less estimated costs to sell) unless both well-secured and in the process of collection. The change in the charge-off policies as a result of the correction of an error had no impact on the Group’s provision for credit losses and an immaterial impact on the Group’s 2018 and 2019 audited consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

The Group charges off loans principal, interest and financing service fee receivables if the remaining balance is considered uncollectable. Recovery of loans principal, interest and financing service fee receivables previously charged off would be recorded when received.

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(e) Loans.

The following tables present the aging of allowance for credit losses as of December 31,2020.

	Total current	1–30 days past due	31–89 days past due	91–179 days past due	180–269 days past due	270–359 days past due	>360 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	129,497,272	27,587,381	19,589,462	36,527,048	-	-	-	213,201,163
Second lien	188,724,825	39,093,005	22,486,268	53,516,823	-	-	-	303,820,921
Subtotal	318,222,097	66,680,386	42,075,730	90,043,871	-	-	-	517,022,084
The traditional facilitation model
First lien	38,134,959	7,913,700	2,960,953	7,958,810	-	-	-	56,968,422
Second lien	49,851,330	11,634,453	5,674,294	18,328,867	-	-	-	85,488,944
Subtotal	87,986,289	19,548,153	8,635,247	26,287,677	-	-	-	142,457,366
Allowance for credit losses	406,208,386	86,228,539	50,710,977	116,331,548	-	-	-	659,479,450

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

The following tables present the aging of allowance for credit losses as of December 31,2019.

	Total current	1–30 days past due	31–89 days past due	91–179 days past due	180–269 days past due	270–359 days past due	>360 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	35,030,588	13,536,804	6,896,798	3,772,847	475,551	-	-	59,712,588
Second lien	47,734,772	17,541,405	10,273,023	3,507,044	7,076,767	-	-	86,133,011
Subtotal	82,765,360	31,078,209	17,169,821	7,279,891	7,552,318	-	-	145,845,599
The traditional facilitation model
First lien	29,728,615	41,608,151	54,046,995	43,039,816	54,399,151	71,665,979	56,666,149	351,154,856
Second lien	45,899,908	59,707,755	75,792,303	73,701,122	108,281,424	142,349,972	105,345,490	611,077,974
Subtotal	75,628,523	101,315,906	129,839,298	116,740,938	162,680,575	214,015,951	162,011,639	962,232,830
Allowance for credit losses	158,393,883	132,394,115	147,009,119	124,020,829	170,232,893	214,015,951	162,011,639	1,108,078,429

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

(b)	Loan delinquency and non-accrual details

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2020.

	Total current	1–30 days past due	31–89 days past due	91–179 days past due	180–269 days past due	270–359 days past due	>360 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	2,684,453,719	221,752,977	149,903,725	98,060,135	38,612,291	41,915,011	41,301,764	3,275,999,622	219,889,201
Second lien	3,674,976,053	313,210,401	170,889,729	115,930,426	35,482,816	27,816,721	20,635,455	4,358,941,601	199,865,418
Subtotal	6,359,429,772	534,963,378	320,793,454	213,990,561	74,095,107	69,731,732	61,937,219	7,634,941,223	419,754,619
The traditional facilitation model
First lien	488,499,217	61,067,711	21,663,045	37,401,946	38,952,002	44,395,487	231,498,405	923,477,813	352,247,840
Second lien	641,379,934	91,200,722	41,386,843	47,930,588	45,427,025	44,423,820	218,773,056	1,130,521,988	356,554,489
Subtotal	1,129,879,151	152,268,433	63,049,888	85,332,534	84,379,027	88,819,307	450,271,461	2,053,999,801	708,802,329

Loans principal, interest and financing service fee receivables	7,489,308,923	687,231,811	383,843,342	299,323,095	158,474,134	158,551,039	512,208,680	9,688,941,024	1,128,556,948

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2019.

	Total current	1–30 days past due	31–89 days past due	91–179 days past due	180–269 days past due	270–359 days past due	>360 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	1,998,813,257	62,545,907	25,513,691	8,692,517	1,151,088	-	-	2,096,716,460	9,843,605
Second lien	2,718,738,017	80,877,056	37,566,648	7,457,194	8,941,652	-	-	2,853,580,567	16,398,846
Subtotal	4,717,551,274	143,422,963	63,080,339	16,149,711	10,092,740	-	-	4,950,297,027	26,242,451
The traditional facilitation model
First lien	1,643,032,283	185,790,306	68,891,503	147,557,351	173,920,965	218,336,735	159,303,732	2,596,832,875	699,118,783
Second lien	2,535,294,261	267,456,186	108,695,215	177,513,619	244,116,975	288,764,892	197,126,236	3,818,967,384	907,521,722
Subtotal	4,178,326,544	453,246,492	177,586,718	325,070,970	418,037,940	507,101,627	356,429,968	6,415,800,259	1,606,640,505

Loans principal, interest and financing service fee receivables	8,895,877,818	596,669,455	240,667,057	341,220,681	428,130,680	507,101,627	356,429,968	11,366,097,286	1,632,882,956

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

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

(c)	Impaired loans

(1)	Impaired loans summary

		Recorded investment
	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Impaired loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB

First lien	564,172,105	572,137,041	109,090,294	463,046,747	44,485,858
Second lien	562,839,906	556,419,907	132,824,814	423,595,093	71,845,690
As of December 31,2020	1,127,012,011	1,128,556,948	241,915,108	886,641,840	116,331,548
First lien	714,820,883	708,962,388	606,955,948	102,006,440	230,019,493
Second lien	937,961,325	923,920,568	771,834,730	152,085,838	440,261,819
As of December 31,2019	1,652,782,208	1,632,882,956	1,378,790,678	254,092,278	670,281,312

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5.	LOANS PRINCIPAL, INTEREST AND FINANCING SERVICE FEE RECEIVABLES (CONTINUED)

(2)	Average recorded investment in impaired loans

	Year ended December 31,
	2019		2020
	Average recorded investment(i)	Interest and fees income recognized(ii)	Average recorded investment(i)	Interest and fees income recognized(ii)
	RMB	RMB	RMB	RMB

First lien	633,643,411	42,367,639	575,787,304	37,935,099
Second lien	745,893,152	39,326,404	598,022,585	58,090,531
Impaired loans	1,379,536,563	81,694,043	1,173,809,889	96,025,630

(i)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fees recognized related to impaired loans. All the amounts are recognized on cash basis.

No debt restructuring in which contractual terms of loans are modified, has occurred during 2019 and 2020.

The Group transferred loans with carrying amounts of RMB497,001,089 and RMB1,004,069,874 to third party investors and recorded the transfers as sales for the years ended December 31, 2019, and 2020 respectively. The Group recognized net gain of RMB75,959,140 and RMB149,631,456 from transfers accounted for as sales of loans for the years ended December 31, 2019 and 2020, respectively.

The Group carries out pre-approval, review and credit approval of loans by professionals for credit risk arising from micro credit business. During the post-transaction monitoring process, the Group conducts a visit of customers regularly after disbursement of loans, and conducts on-site inspection when the Group considers it is necessary. The review focuses on the status of the collateral.

The Group adopts a loan risk classification approach to manage the loan portfolio risk. Loans are classified as non-impaired and impaired based on the different risk level. When one or more event demonstrates there is objective evidence of impairment and causes losses, corresponding loans are considered to be classified as impaired. The allowance for credit losses on impaired loans are determined with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) model.

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

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB370,700,724 (including RMB66,698,869 measured at fair value) and RMB586,206,781 (including RMB76,013,067 measured at fair value) as of December 31,2019 and 2020 respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6.	INVESTMENT SECURITIES

The carrying amount and fair value of the investment securities by major security type and class of security at December 31, 2020 and 2019 was as follows:

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2020:
Asset management products	20,000,000	28,205	20,028,205
Wealth management products	398,080,000	28,568	398,108,568
Total	418,080,000	56,773	418,136,773

	Aggregate cost basis	Gross unrealized holding gains	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2019:
Asset management products	20,000,000	20,456	20,020,456
Wealth management products	634,100,000	207,598	634,307,598
Total	654,100,000	228,054	654,328,054

The investments in asset management products principally invests in bonds listed and traded between banks and exchanges, monetary market instruments, treasury bonds, convertible or exchangeable bonds and other fixed income financial instruments.

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

The Group has assessed each position for credit impairment.

Factors considered in determining whether a loss is temporary include:

●	The length of time and the extent to which fair value has been below cost;

●	The severity of the impairment;

●	The cause of the impairment and the financial condition and near-term prospects of the issuer;

●	Activity in the market of the issuer which may indicate adverse credit conditions;

●	The Group’s ability and intent to hold the investment for a period of time sufficient for any anticipated recovery.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6.	INVESTMENT SECURITIES (CONTINUED)

The Group’s review for impairment generally entails:

●	Identification and evaluation of investments that have indications of possible impairment;

●	Analysis of individual investments that have fair value less than amortized cost, including consideration of the length of time the investment has been in an unrealized loss position and the expected recovery period;

●	Discussion of evidential matter, including an evaluation of factors or triggers that could cause individual investments to qualify as having other-than-temporary impairment and those that would not support other-than-temporary impairment; and

●	Documentation of the results of these analyses, as required under business policies.

7.	PROPERTY AND EQUIPMENT

	December 31,
	2019	2020
	RMB	RMB

Office and other equipment	22,151,112	19,288,892
Leasehold improvements	21,636,662	17,858,447
Motor vehicles	1,580,101	1,950,081
Less: accumulated depreciation	(36,171,900)	(34,381,272)
Total	9,195,975	4,716,148

Total depreciation expense for the years ended December 31, 2019 and 2020 was RMB10,382,987 and RMB5,059,824, respectively, which were recorded in other expenses in each year.

8.	INTANGIBLE ASSETS AND GOODWILL

		December 31,
	Note	2019	2020
		RMB	RMB

Intangible assets	(a)	3,738,338	3,230,126

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

8.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

(a)	Intangible assets

	December 31, 2019			December 31, 2020
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	value	amortization	value	value	amortization	value
	RMB	RMB	RMB	RMB	RMB	RMB

Amortized intangible assets:
Software	8,790,903	(8,022,565)	768,338	9,270,094	(9,009,968)	260,126
Cooperation agreement	5,030,000	(5,030,000)	-	5,030,000	(5,030,000)	-
Total amortized intangible assets	13,820,903	(13,052,565)	768,338	14,300,094	(14,039,968)	260,126

Unamortized intangible assets:
Trademarks	2,970,000			2,970,000

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

8.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

As of December 31, 2019 and 2020, accumulated amortization was RMB13,052,565 and RMB14,039,968 respectively. Below table provides the current year and estimated future amortization expense for amortized intangible assets. The Group based its projections of amortization expense shown below on existing asset balances as of December 31, 2020. Future amortization expense may vary from these projections.

Software
RMB

Year ended December 31, 2020 (actual)	987,402
Estimate for year ended December 31,
2021	237,098
2022	13,763
2023	516
2024	-
2025	-

9.	DEPOSITS

Deposits include security deposits to landlords of rental premises and deposits to the China Trust Protection Fund. In accordance with relevant rules of the China Trust Protection Fund, 1% of the size of trust plans subscribed is deposited in the Fund.

10.	OTHER ASSETS

	Note	December 31,
		2019	2020
		RMB	RMB
Guaranteed assets	(i)	100,304,255	533,680,528
Non-marketable equity securities	(ii)	34,010,000	34,010,000
Receivable from sale of loans	(iii)	46,312,256	17,241,092
Amounts due from employees	(iv)	10,026,151	5,352,718
Prepayments		6,850,294	2,403,478
Receivables for realization of collaterals		5,205,818	2,821,944
Other receivables		4,814,242	12,175,217
Total		207,523,016	607,684,977

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

10.	OTHER ASSETS (CONTINUED)

(i)	As described in Note 12, sales partners submit CRMPs to the Group as a guarantee for the loans under the collaboration model. When allowance for credit losses is recognized and accrued, the Group will evaluate if the loan increase in guaranteed recoverable assets guaranteed by the CRMPs is probable and estimable. If the increase in guaranteed recoverable assets is probable and estimable, the amount guaranteed by the CRMPs is recognized as guaranteed assets.

(ii)	In December 2013, the Group invested 10% of the paid-in capital in Guangzhou Huangpu Ronghe Village Bank Co., Ltd. (“Huangpu Ronghe”). As of December 31, 2019 and 2020, Huangpu Ronghe has paid-in capital of RMB100,000,000, and the Group has invested RMB10,000,000 in Huangpu Ronghe.

In June 2016, the Group invested 10,003,334 shares at RMB3.00 per share, which represents 2.14% of the paid-in capital in Guangdong Qingyuan Rural Commercial Bank (“Qingyuan Rural”). The Group transferred 2 million shares to an unrelated third party at RMB3.00 per share that is same as the investment cost on September 18, 2019. As of December 31, 2019 and 2020, the Group invested 1.72% of the paid-in capital in Qingyuan Rural. Qingyuan Rural has paid-in capital of RMB1,400,000,000, and the Group has invested RMB24,010,000 in Qingyuan Rural.

The measurement alternative is selected for the above non-marketable equity securities. Under the measurement alternative, the equity securities without readily determinable fair value are measured at cost minus impairment and adjusted for changes in observable prices. No change in observable price has been identified and no impairment has recorded for the two years of 2019 and 2020.

(iii)	As mentioned in Note 5, the Group transferred the delinquent loans to third parties so that the Group could collect the payment more quickly than to simply dispose the collaterals through litigation. The transferred loans have been isolated from the Group. There is no constrain on the transferee’s rights to pledge or exchange. The Group does not maintain effective control of transferred loans and loan transfers accounted for as sales are the transfer transactions without repurchase agreements.

(iv)	Due from employees mainly include temporary advances to employees for payments of collateral evaluation fee, mortgage handling fee, payments for office supplies, etc. on behalf of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11.	INTEREST-BEARING BORROWINGS

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

	Note	Fixed interest rate per annum	Term	December 31,
				2019	2020
				RMB	RMB
Repurchase agreements

Funds obtained from
Private investment funds		15% to 16%	Less than 1 year	275,930,000	-
Financial institution	(i)	8% to 13.2%	Within 4 years	589,103,161	507,620,299

Interest payable
Financial institution	(i)			5,745,054	956,583
Total repurchase agreements				870,778,215	508,576,882

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11.	INTEREST-BEARING BORROWINGS (CONTINUED)

(i)	Funds obtained from financial institutions

On June 7, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,521,447 to a third-party transferee. The Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,999,800, upon a follow-on transfer on November 20, 2018 to Xiamen Asset Management Co., Ltd. (“Xiamen Asset”), an unrelated third party, with 9.2% to 9.5% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2020, the amount of funds obtained from Xiamen Asset and the interest payable are RMB77,474,002 and RMB603,354, respectively.

On June 15, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,991,939 to a third-party transferee, Weihai Blue Ocean Bank Co. Ltd. (“Blue Ocean”), an unrelated third party, with a 10% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 80 days; (b) the loan principals which are not matured upon the end of the term of the transfer. Moreover, when the agreement is in existence for more than 36 months, the Group will be required to repurchase all the remaining loan assets at a price which was agreed in contract. As of December 31, 2020, the amount of funds obtained from Blue Ocean and the interest payable are nil.

On July 11, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB200,000,000 to a third-party transferee, Haide Asset Management Co., Ltd. (“Haide Asset”), an unrelated third party, with a 10% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2020, the amount of funds obtained from Haide Asset and the interest payable are RMB3,413,812 and RMB52,684, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11.	INTEREST-BEARING BORROWINGS (CONTINUED)

On December 17, 2018, the Group transferred loan principals, interest and financing service fee receivables with carrying amount of RMB299,609,168 to a third-party transferee, Suzhou Asset Management Co., Ltd. (“Suzhou Asset”), an unrelated third party, with a 11% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2020, the amount of funds obtained from Suzhou Asset and the interest payable are RMB17,068,259 and RMB169,747, respectively.

On January 28, 2019, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB13,793,897 to a third-party transferee, Guangdong Yueke Asset Management Co., Ltd. (“Yueke Asset”), an unrelated third party, with a 13.2% per annum rate of return. Upon a follow-on transfer to Yueke Asset on March 29, 2019, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB27,016,646 and a 13.2% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the loan principals which are not matured upon the end of the term of the transfer; (b) the remaining loan principals after deducting, from the original loan principals, the actual transfer cost paid by Yueke Asset and Yueke Asset’s loan and interest receivables under the transfer agreement. As of December 31, 2020, the amount of funds obtained from Yueke Asset and the interest payable are RMB9,664,226 and RMB130,798, respectively.

On May 7, 2020, the Group transferred the right to earnings in Jinghua Structured Fund 5 with carrying amount of RMB500,000,000 to Shenzhen Ruifeng Baoying Asset Management Co., Ltd. (“Ruifeng Baoying”), an unrelated third party, with a 8% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of December 31, 2020, the amount of funds obtained from Ruifeng Baoying and the interest payable are RMB400,000,000 and nil, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11.	INTEREST-BEARING BORROWINGS (CONTINUED)

The below table provides the underlying collateral types of the gross obligations under repurchase agreements. For more information about pledged assets, refer to the Note 11(c).

	December 31,
	2019	2020
Underlying collateral types of gross obligations	RMB	RMB
Repurchase agreements:

Rights to earnings in the Group’s subordinated tranches of consolidated VIEs	275,930,000	400,000,000

Loans principal, interest and financing service fee receivables	594,848,215	108,576,882
Total repurchase agreements	870,778,215	508,576,882

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB

Repurchase agreements
As of December 31,2020	-	37,871,851	111,761,847	358,943,184	508,576,882
As of December 31,2019	-	684,791,408	115,136,807	70,850,000	870,778,215

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11.	INTEREST-BEARING BORROWINGS (CONTINUED)

(b)	Other borrowings

Other borrowings	Note	Fixed interest rate per annum	Term	December 31,
				2019	2020
Short-term:				RMB	RMB

Investors of consolidated VIEs	(i)	7% to 12.7%	Less than 1 year	4,505,914,751	3,491,862,448
Senior tranche of trust plan which invests in the Group’s loans portfolio	(ii)	10.24%	Within 1 year	37,547,527	9,343,996

Long-term:
Investors of consolidated VIEs	(i)	7.2% to 12.1%	Within 5 years	2,056,035,701	2,088,565,691

Interest payable to
Investors of consolidated VIEs	(i)			52,640,336	59,897,208
Total				6,652,138,315	5,649,669,343

(i)	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payable in these consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds. As of December 31, 2020, the borrowings from VIEs have principal RMB5,580,428,139, bearing interests from 7% to 12.7% per year.

(ii)	As of December 31, 2020, the borrowings from senior tranche of trust plan which invested in the Group’s loans portfolio are the capitals from senior tranche holders of No.1 Wukuang Trust Yangguang Fanhua Plan with principal RMB9,343,996 million, bearing interests at 10.24% per year.

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	December 31,2020
	2021	2022	2023	2024	2025	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Investors of consolidated VIEs	-	1,081,671,701	463,887,721	34,745,191	508,261,078	-	2,088,565,691

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11.	INTEREST-BEARING BORROWINGS (CONTINUED)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31,
	2019	2020
	RMB	RMB

Rights to earnings in the Group’s subordinated tranches of consolidated VIEs	1,369,872,606	312,080,250
Rights to earnings in loans principal, interest and financing service fee receivables	92,628,340	32,578,951
Loans principal, interest and financing service fee receivables	712,710,327	292,555,126
Total	2,175,211,273	637,214,327

Amounts presented above include carrying value of RMB2,082,582,932 and RMB604,635,376 in collateral for repurchase agreements as of December 31, 2019 and 2020, respectively.

12.	CREDIT RISK MITIGATION POSITION

	December 31,
	2019	2020
	RMB	RMB

Balance at the beginning of the year	-	928,702,101
Increase during the year	1,288,929,674	1,431,323,388
Decrease during the year	(352,306,712)	(1,136,849,732)
Confiscation during the year	(7,920,861)	(13,446,619)
Balance at the end of the year	928,702,101	1,209,729,138

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

13.	OTHER LIABILITIES

	Note	December 31,
		2019	2020
		RMB	RMB

Guarantee repayments from sales partner	(i)	-	126,903,531
Receipt in advance	(ii)	118,109,316	121,160,268
Settlement and clearing accounts	(iii)	49,175,523	94,287,235
Other tax payables	(iv)	86,798,908	74,757,159
Customer pledged deposits	(v)	60,233,291	47,588,065
Collaboration cost payable	(vi)	29,191,882	34,713,800
Amounts due to third parties		10,768,698	10,545,062
Accrued expenses	(vii)	45,156,653	8,406,812
Others	(viii)	5,034,932	5,335,193
Total		404,469,203	523,697,125

(i)	Under the collaboration model, sales partners are required to provide a certain level of guarantee of repayment for loans recommended. Guarantee repayments from sales partner mainly consist of repayments collected from sales partners who exercise the guarantee, and those repayments will be returned to trust company.

(ii)	Receipt in advance consists of advance for interest and financing service fees on loans and down payments of loans held-for-sale by loan transferees. Down payments of loans held-for-sale for the traditional facilitation model amounted to RMB102,491,426 and RMB 118,078,758 as of December 31, 2019 and 2020.

(iii)	The Group transferred loans to third party investors and recorded these transactions as sales in Note 5(c). After the transfer, the contract terms related to payment proceeds from the loans remain the same: The Group collects payments of loans and then disburses the proceeds from the relevant loans to third-party transferees.

(iv)	Other tax payables mainly represent value-added tax and surcharges payables.

(v)	Customer pledged deposits mainly consist of the deposits collected from certain customers to reduce the risk of failure to make payments on schedule.

(vi)	As mentioned in Note 19, the Group will pay collaboration cost to the sales partners who introduce prospective borrowers to the Group. The collaboration cost for sales partners is a fixed percentage of the loan principal amount and is calculated by subtracting the project cost from interest and fees income received from borrowers.

(vii)	Accrued expenses mainly consist of promotional costs relating to building the collaboration model and expenses payable to consultants such as the auditor and lawyer.

(viii)	Other liabilities are expected to be settled or recognized as income within one year or are repayable on demand.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

14.	ORDINARY SHARES

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

16.	RETAINED EARNINGS

	Note	December 31,
		2019	2020
		RMB	RMB

PRC statutory reserves	(i)	258,654,052	258,654,052
PRC surplus reserves	(ii)	147,125,493	161,631,825
Unreserved retained earnings		2,256,366,104	2,338,841,922
Total		2,662,145,649	2,759,127,799

(i)	With effect from July 1, 2012, pursuant to the “Administrative Measures on Accrual of Provisions by Financial Institutions” issued by the MOF in March 2012, the Group is required, in principle, to set aside a general reserve not lower than 1.5% of the ending balance of its gross risk-bearing assets.

(ii)	In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

17.	ACCUMULATED OTHER COMPREHENSIVE LOSSES

	Foreign	Unrealized gain on investment securities
	currency translation adjustment	Before tax amount	Income Tax (expense) or benefit	Net-of-tax amount
	RMB	RMB	RMB	RMB

Balance as of January 1, 2019	(6,255,637)	2,252,159	(563,040)	1,689,119
Other comprehensive loss, net	3,965,185	(2,024,106)	506,027	(1,518,079)
Balance as of December 31, 2019	(2,290,452)	228,053	(57,013)	171,040

Balance as of January 1, 2020	(2,290,452)	228,053	(57,013)	171,040
Other comprehensive loss, net	(16,166,094)	(228,053)	57,013	(171,040)
Balance as of December 31, 2020	(18,456,546)	-	-	-

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the investment securities upon their sales, which were then recorded in realized gains/(losses) on sales of investments, net ” in the consolidated statements of comprehensive income.

18.	INTEREST AND FINANCING SERVICE FEES ON LOANS

Interest and financing service fees on loans, which include financing service fee on loans, are recognized in the consolidated statements of comprehensive income using the effective interest method. Interest income on loans which is recognized with contractual interest rate were RMB4,150,727,434, RMB 2,906,171,249 and RMB 1,812,996,763 for the year ended December 31,2018, 2019 and 2020, respectively. Financing service fee on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method. Financing service fees on loans were RMB128,092,934, RMB47,309,748 and RMB15,691,147 for the year ended December 31, 2018, 2019 and 2020, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

18.	INTEREST AND FINANCING SERVICE FEES ON LOANS (CONTINUED)

Interest and fees income and costs from traditional facilitation model and new collaboration model for the year ended December 31, 2020 are listed as below:

	Year ended December 31, 2020
	traditional facilitation model	Collaboration model	Total
	RMB	RMB	RMB

Interest and financing service fees on loans	695,645,512	1,133,042,398	1,828,687,910
Interests on deposits with banks	3,877,845	12,256,073	16,133,918
Interest expense on interest-bearing borrowings	(256,597,312)	(474,718,053)	(731,315,365)

Net interest and fees income	442,926,045	670,580,418	1,113,506,463

Collaboration cost for sales partners	-	(415,104,428)	(415,104,428)

Net interest and fees income after collaboration cost	442,926,045	255,475,990	698,402,035

Provision for credit losses	(130,589,189)	(146,997,234)	(277,586,423)
Net interest and fees income after provision for credit losses	312,336,856	108,478,756	420,815,612

19.	COLLABORATION COST FOR SALES PARTNERS

The Group started to develop a new collaboration model in December 2018. Under such model, the Group collaborates with sales partners who are dedicated to introduce CNFinance and its loan services to prospective borrowers. The unique feature of this collaboration model is that the sales partners will be required to deposit an amount equal to 10%-25% of the loans issued to the borrowers introduced by them. In return, the Group will pay collaboration cost as sales incentives to the sales partners.

20.	REALIZED GAINS ON SALES OF INVESTMENTS, NET

The gross realized gains on sales of investments are RMB3,185,026, RMB46,126,258 and RMB20,153,659 for the years ended December 31, 2018, 2019 and 2020, respectively.

21.	NET (LOSSES)/GAINS ON SALES OF LOANS

As mentioned in Note 5(c), the Group transferred the delinquent loans to third parties. Net (losses)/gains on sale of loans which summarizes the received from sales of loans are net losses of RMB16,697,259, net gains of RMB75,959,140 and RMB149,631,456 for the years ended December 31, 2018, 2019 and 2020, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

22.	OTHER GAINS, NET

		Year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB

Net gains on confiscated credit risk mitigation positions	(i)	-	7,920,861	13,446,619
Mortgage agency service revenue	(ii)	4,466,608	679,933	511,500
Foreign exchange gains/(losses)	(iii)	1,836,029	647,316	(5,345,004)
Net loss on disposal of property and equipment		(946,244)	(3,049,896)	(2,868)
Profits and losses from fair value changes		-	-	56,773
Others		(3,242,074)	177,134	11,095,033
Total		2,114,319	6,375,348	19,762,053

(i)	Sales partners provide credit risk mitigation positions (CRMPs) as security deposits. Pursuant to the collaboration agreements if the debtor’s loan principal repayments or accrued interests are past due or the loan is in default, sales partners are obliged to fulfill their guarantee responsibility by selecting among different approaches, otherwise the CRMPs deposited by sales partners are confiscated by the Group. Net gains on confiscated CRMPs increased to RMB13,446,619 in 2020.

(ii)	The Group earns fees from providing mortgage agency services to borrowers applying for a bank loan. This kind of revenue is recognized at the time when loan is granted as that is the point of time the Group fulfils the customer’s request, and is then recognized on an accrual basis in accordance with the terms of the relevant agreements. Mortgage agency service revenue consists of revenue earned from housing mortgage agency service and cars mortgage agency service.

(iii)	The changes of foreign exchange gain/(loss) are mainly due to exchange rate changes in cash and cash equivalents held by the group, including US dollar account and Hong Kong dollar account. The company recorded a foreign exchange (loss) as RMB5,345,004 in 2020, a decrease of RMB5,992,320 compared with that in 2019. The loss is mainly due to the decrease of the exchange rate between Hong Kong dollar and RMB and the US dollar against RMB.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

23.	OTHER EXPENSES

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Advertising and promotion expenses	15,323,838	45,789,035	30,471,983
Litigation fees	22,467,468	25,305,057	24,764,412
Consulting fees	9,580,602	16,762,953	14,486,656
Research and development expenses	1,419,878	2,430,338	9,960,607
Office and commute expenses	14,425,608	21,835,262	9,120,261
Attorney fees	5,983,431	23,748,333	8,503,270
Entertainment and travelling expenses	14,237,820	10,905,234	7,010,704
Depreciation and amortization	13,299,246	10,917,300	6,047,226
Directors and officers liability insurance	-	6,433,824	4,232,722
Communication expenses	2,549,164	2,874,165	2,495,071
Others	14,268,602	15,677,035	6,949,270
Total	113,555,657	182,678,536	124,042,182

24.	INCOME TAX EXPENSE

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24.	INCOME TAX EXPENSE (CONTINUED)

Income tax expense, all of which relates to the PRC, consists of the following for the years ended December 31:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Current tax expense	401,913,951	182,459,389	142,238,819

Deferred tax (benefit)/expense	(105,085,476)	3,908,847	(94,389,779)
Total income tax expense	296,828,475	186,368,236	47,849,040

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Allowance for loans principal	254,945,409	299,532,574
Allowance for interest and financing fee receivables	22,654,969	22,733,700
Net operating loss carry-forwards	6,459,941	10,443,239
Lease liabilities	9,533,485	4,886,125
Other deferred tax assets	1,388,307	1,919,331
Total deferred tax assets	294,982,111	339,514,969

Valuation allowance	(6,459,941)	(10,443,239)
Deferred tax assets, net of valuation allowance	288,522,170	329,071,730

Deferred tax liabilities:
Intangible assets	(742,500)	(742,500)
Investment securities	(57,014)	-
Right-of-use assets	(9,533,485)	(4,867,131)
Loans and other assets	-	(78,329,130)
Undistributed earnings from structured funds	(621,034,296)	(565,903,639)
Total deferred tax liabilities	(631,367,295)	(649,842,400)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24.	INCOME TAX EXPENSE (CONTINUED)

In 2020, the Group assessed and considered that RMB78,329,130 of the income taxes payable balance as of December 31, 2019 would be filed and settled on a future income tax return. Such amount was related to the intra-entity transfers of the loans and other assets. The Group has presented the tax effect of the intra-entity transfers of loans and other assets as deferred tax liabilities in 2020.

Movement of valuation allowance:

	2019	2020
	RMB	RMB

At the beginning of year	5,743,768	6,459,941
Current year additions	2,843,639	5,420,745
Current year reversals	(2,025,434)	(1,374,712)
Current year charge-offs	(102,032)	(62,735)
At the end of year	6,459,941	10,443,239

In assessing the recoverability of its deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of a substantial majority of the Group’s deferred tax assets is supported by reversing taxable temporary differences.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of valuation allowance, as of December 31, 2019 and 2020.

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2019 and 2020, the valuation allowance on deferred tax assets mainly arising from operating loss carry-forwards were provided because it was more likely than not that the Group will not be able to utilize the operating loss carry-forwards generated by certain unprofitable subsidiaries.

The Group operates through its subsidiaries and VIEs. Since each entity files a separate tax return, the valuation allowance is considered on an individual entity basis.

As of December 31, 2020, the Group had net operating loss carryforwards of RMB41,772,957 from its subsidiaries registered in the PRC, which can be carried forward to offset future taxable income. The Group had deferred tax assets related to net operating loss carryforwards of RMB10,443,239. Net operating losses of RMB20,089,976 will expire in 2024, and in 2025, about RMB21,682,981 will expire, if not utilized.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24.	INCOME TAX EXPENSE (CONTINUED)

Management intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The cumulative amount of the temporary difference in respect of investments in PRC subsidiaries is RMB5,236,867,776 as of December 31, 2020. Upon repatriation of the subsidiaries’ and the VIE’s earnings, in the form of dividends or otherwise, the Group would be subject to 10% PRC withholding income tax when making distribution to foreign parent companies. However, the Group was not subject to withholding income tax in 2020 because the Group did not make any distribution to foreign parent companies. The related unrecognized deferred tax liabilities were RMB523,686,778.

The income before income tax expense is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Cayman Islands	(5,671)	(4,424,505)	(2,847,746)
BVI	161,953	45,003	(22,126)
Hong Kong entities	(77,026)	2,014,052	3,424,910
PRC entities	1,157,657,930	723,377,628	162,146,528
Total	1,157,737,186	721,012,178	162,701,566

The reconciliation of the PRC statutory income tax rate of 25% to the effective income tax rate is as follows:

	Year ended December 31,
	2018	2019	2020

PRC statutory income tax rate	25.00%	25.00%	25.00%
(Decrease)/increase in effective income tax rate resulting from:

Effect of tax-free income	(0.03)%	(0.06)%	(8.02)%
Effect of non-deductible share option expense	0.86%	0.55%	9.54%
Effect of zero tax rate in foreign countries	(0.00)%	0.15%	0.44%
Changes in valuation allowance	(0.59)%	0.11%	2.49%
Others	0.42%	0.09%	(0.04)%
Effective income tax rate	25.66%	25.84%	29.41%

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards.

The Group did not have any significant unrecognized tax benefits, and no interest and penalty expenses were recorded for the years ended December 31, 2018, 2019 and 2020.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

25.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2018, 2019 and 2020, for which the basic weighted average number of common shares are based on the 1,371,643,240, 1,371,643,240 and 1,371,643,240 common shares issued by the Company, as if those shares were issued as of the earliest date presented.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net income	860,908,711	534,643,942	114,852,526
Basic weighted average number of common shares outstanding	1,251,608,224	1,371,643,240	1,371,643,240
Effect of dilutive share options	137,727,545	96,143,147	153,589,125
Dilutive weighted average number of ordinary shares	1,389,335,769	1,467,786,387	1,525,232,365
Basic earnings per share	0.69	0.39	0.08
Diluted earnings per share	0.62	0.36	0.08

26.	SHARE-BASED COMPENSATION EXPENSES

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

On August 27, 2018, 2018 Share Incentive Plan (the “2018 Option”) for granting shares award of CNFinance to certain management members and employees of the Group was issued to concurrently replace the 2017 Share Incentive Plan which granted Sincere Fame’s share. Except for the above mentioned change of grantor, all terms of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan were the same. No change in the fair value, vesting conditions or the classification of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan.

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

(b)	Fair value of share options and assumptions

The fair value of options granted to employees is determined based on a number of factors including valuations. In determining the fair value of equity instruments, the Group referred to valuation reports prepared by an independent third-party appraisal firm, based on data the Group provided. The valuation reports provided the Group with guidelines in determining the fair value of the equity instruments, but the Group is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements.

Excluding the options containing service vesting conditions, the Group calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (2018 Option)	Share awards granted on December 31, 2019 (2019 Option)

Expected volatility	40.00%	41.52%
Expected dividends	-	-
Risk-free interest rate	3.10%	3.12%
Expected term (in years)	5	5
Expected life (in years)	6	8

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

A summary of share option activity under the 2018 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2016	-	-	-
Granted	187,933,730	-	1.27
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2017	187,933,730	-	1.27
Exercisable, December 31, 2017	112,760,238	-	1.27
Expected to vest, December 31, 2017	75,173,492	-	1.27

Balance, December 31, 2017	187,933,730	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2018	187,933,730	-	1.27
Exercisable, December 31, 2018	150,346,984	-	1.27
Expected to vest, December 31, 2018	37,586,746	-	1.27

Balance, December 31, 2018	187,933,730	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2019	187,933,730	-	1.27
Exercisable, December 31, 2019	187,933,730	-	1.27
Expected to vest, December 31, 2019	-	-	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

26.	SHARE-BASED COMPENSATION EXPENSES (CONTINUED)

A summary of share option activity under the 2019 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2018	-	-	-
Granted	119,674,780	-	0.72
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2019	119,674,780	-	0.72
Exercisable, December 31, 2019	-	-	-
Expected to vest, December 31, 2019	119,674,780	-	0.72
Balance, December 31, 2019	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-
Balance, December 31, 2020	119,674,780	-	0.72
Exercisable, December 31, 2020	59,837,390	-	0.72
Expected to vest, December 31, 2020	59,837,390	-	0.72

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

For the 2019 Option, the Group recognized compensation expenses of RMB62,073,367. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31,2020, there is total unrecognized compensation cost of RMB24,540,633, which is expected to be recognized over a weighted average period of 1.24 years.

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

The Group did not have any related party transactions in the year ended December 31, 2020.

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

Management determines if an arrangement is a lease at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying office space is made available for use by the lessor. The incremental borrowing rates determined for computing the lease liabilities are based on the People’s Bank of China (PBOC) Benchmark Rates for terms of loans ranging from zero (exclusive) to 5 years and above.

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Operating lease cost (1)	58,317,758	36,607,623	21,719,042

(1)	Amounts include short-term leases that are immaterial.

	December 31, 2019	December 31, 2020
	RMB	RMB

Weighted-average remaining lease term	2 Years	1.2 Years

Weighted-average discount rate	4.75%	4.73%

Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	39,195,151	18,327,069

ROU assets obtained in exchange for new operating lease liabilities	38,133,941	19,468,523

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

28.	OPERATING LEASES (CONTINUED)

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2020:

Year Ended December 31,	RMB

2021	14,245,045
2022	5,210,201
2023	700,106
2024	219,038
2025	-
Thereafter	-
Total future operating lease payments	20,374,390
Less: imputed interest	(829,891)
Total present value of operating lease liabilities	19,544,499

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group’s PRC VIEs and PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Group’s subsidiaries are also required to set aside at least 10% of its net income based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Group’s operations and revenues are conducted and generated in China, all of the Group’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Group may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Group’s ability to convert RMB into US Dollars.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Group’s PRC subsidiary and VIE exceed 25% of the consolidated net assets of the Group.

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Group uses the equity method to account for investments in its subsidiaries. The footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Group, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

On January 8, 2014, the Group was incorporated in the Cayman Islands with one subscriber’s share allotted and issued at par value of HKD0.0001, representing 100% of the entire ordinary share of the Group. The shareholder as well as shareholder’s equity remained the same until the reorganization with Sincere Fame.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed balance sheets

	December 31,	December 31,
	2019	2020
	RMB	RMB
Assets
Cash and cash equivalents	7,192,877	3,315,160
Investments in subsidiaries	392,559,403	392,559,403
Other assets	316,693,899	296,210,723

Total assets	716,446,179	692,085,286

Liabilities and shareholders’ equity

Accrued employee benefits	418,572	97,555
Other operating liabilities	10,988,499	10,508,460

Total liabilities	11,407,071	10,606,015

Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2019 and December 31, 2020)	916,743	916,743
Additional paid-in capital	705,422,445	705,422,445
Retained earnings	(4,430,177)	(7,277,923)
Accumulated other comprehensive income: Foreign currency translation adjustment	3,130,097	(17,581,994)

Total shareholders’ equity	705,039,108	681,479,271

Total liabilities and shareholders’ equity	716,446,179	692,085,286

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed statements of comprehensive income

	2019	2020
	RMB	RMB
Interest and fees income
Interest on deposits with banks	426,672	5,713

Total interest and fees income	426,672	5,713

Other revenue	3,353,216	-

Total non-interest income	3,353,216	-

Total Revenue	3,779,888	5,713

Operating expenses
Employee compensation and benefits	(660,018)	(397,404)
Other expenses	(7,544,375)	(2,456,055)

Total operating expenses	(8,204,393)	(2,853,459)

Income before income tax	(4,424,505)	(2,847,746)
Income tax expense	-	-

Net loss	(4,424,505)	(2,847,746)

Other comprehensive income/(losses)
Foreign currency translation adjustment	5,255,576	(20,712,092)

Comprehensive income/(losses)	831,071	(23,559,838)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed statements of cash flows

	2019	2020
	RMB	RMB
Cash flows from operating activities:

Net loss	(4,424,505)	(2,847,746)
Other operating assets	(316,693,899)	20,483,176
Other operating liabilities	3,248,087	(801,055)

Net cash (used in)/provided by operating activities	(317,870,317)	16,834,375

Net (decrease)/increase in cash and cash equivalents	(317,870,317)	16,834,375
Cash and cash equivalents at the beginning of year	319,807,618	7,192,877
Effect of exchange rate change on cash and cash equivalents	5,255,576	(20,712,092)

Cash and cash equivalents at the end of year	7,192,877	3,315,160

30.	COMMITMENTS AND CONTINGENCIES

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

31.	SUBSEQUENT EVENTS

The Group has considered subsequent events through April 28, 2021, which was the date of these consolidated financial statements were issued, and has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.