Form 20-F
period 2021-12-31
CNFinance Holdings Ltd.
filed 2022-04-27
CIK 1733868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                   to

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

Bin Zhai, Chief Executive Officer and Chairman

Tel: +86-20-62316688

E-mail: ir@cashchina.cn

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS representing 20 ordinary shares, par value US$0.0001 per share	CNF	The New York Stock Exchange
Ordinary shares, par value US$0.0001 per share*		The New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,371,643,240 ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☒

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

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 20 of our ordinary shares;

●	“allowance ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“contractual interest rate” refers to the interest rate prescribed under loan agreements;

●	“CNFinance” refers to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability;

●	“Credit Risk Mitigation Position” or “CRMP” refers to the amount contributed by the sales partners equal to 10% to 25% of the loans issued to the borrowers introduced by the sales partners to share the credit risk with the Company;

●	“delinquency ratio” of a particular date refers to total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date;

●	“effective interest rate” refers to the annualized internal rate of return based on initial outlay of loan principal, initial inflow of financing service fees (if applicable) and expected monthly inflow of repayments;

●	“effective sales partners” refers to the sales partners who have introduced at least one borrower to us that was approved by the trust company partners for loan facilitation;

●	“leverage ratio” refers to the ratio of total assets to total shareholders’ equity;

●	“charge-off ratio” refers to the ratio of charge-offs during a period over the average beginning and ending balances of outstanding loan principal of the same period;

●	“loan-to-value ratio” or “LTV ratio” refers to the ratio of loan amount to the value of asset collateral; the loan amount is calculated as the amount of all outstanding loans to be secured by the collateral;

●	“NPL” refers to a loan being delinquent for over 90 days;

●	“NPL provision coverage ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date;

●	“NPL ratio” as of a particular date represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date;

●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

●	“Pearl River Delta region” refers to Dongguan, Zhongshan, Foshan, Guangzhou, Huizhou, Jiangmen, Shenzhen, Zhuhai and Zhaoqing;

●	“quick disposal plans” refers to the mechanisms that we utilize to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“senior units” refers to the senior units and intermediate units, if applicable, in a trust plan;

●	“structural leverage ratio” refers to the ratio of the total amount of senior units and subordinated units; intermediate units are included as senior units for the purpose of calculation;

●	“Tier 1 cities” refers to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” refers to Dongguan, Foshan, Nanjing, Nanchang, Nantong, Xiamen, Hefei, Dalian, Tianjin, Changzhou, Xuzhou, Huizhou, Chengdu, Wuxi, Kunming, Hangzhou, Wuhan, Ji’nan, Zhuhai, Shijiazhuang, Fuzhou, Suzhou, Xi’an, Zhengzhou, Chongqing, Changsha, Qingdao, Shaoxing, Ningbo, Wuxi, Harbin, Changchun, Nanning, Wenzhou, Quanzhou, Guiyang, Taiyuan, Jinhua, Yantai, Jiaxing, Taizhou, Zhongshan, Baoding, Lanzhou and Langfang;

●	“total operating income” refers to the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company,” “the Company,” “the Group,” and “our” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries and consolidated affiliated entities, including but not limited to Shenzhen Fanhua United Investment Group Co., Ltd. and Guangzhou Heze Information Technology Co., Ltd., as a group; and

●	“Yangtze River Delta region” refers to Shanghai, Nanjing, Nantong, Hefei, Yixing, Changzhou, Yangzhou, Wuxi, Hangzhou, Jiangyin, Taizhou, Shaoxing, Suzhou, Jiaxing and Zhenjiang.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.3726 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2021. On April 22, 2022 the noon buying rate for Renminbi was RMB6.5010 to US$1.00.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risks Associated with Being Based in or Having the Majority of the Operations in China

We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission (“CSRC”), if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for future offerings of securities overseas or to maintain the listing status of our ADSs would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

In addition, the Data Security Law was promulgated on June 10, 2021 and became effective in September 2021. The Personal Information Protection Law was promulgated on August 20, 2021 and officially implemented on November 1, 2021. The Data Security Law stipulates that the data handling activities that affect or may affect the national security should undergo national security review, and the Personal Information Protection Law stipulates that critical information infrastructure (“CII”) operators, or personal information processors whose processing of personal information reaches the threshold amount prescribed by the national cyberspace authority, shall store the personal information collected or generated by them within the territory of the PRC. If it is necessary to provide the data overseas, the organization is required to pass the security assessment organized by the national cyberspace authority. The Measures for Cyber Security Review published by Cyberspace Administration of China (CAC) in December 2021 provides that a network platform operator that has the personal information of more than one million users must apply to the Cybersecurity Review Office (the “CRO”) for a cybersecurity review when it seeks to list overseas. Also, a CII operator, when procuring a network product or service, shall predict any national security risk that may arise after the use of such product or service. If national security will be affected or may be affected, the CII operator shall apply to the CRO for a cybersecurity review.

Although we do not believe we are CII operator or a network platform operator, the PRC authorities could interpret such term broadly. If our company is deemed to be a CII operator or a network platform operator under such rules, we could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for future offerings of securities overseas or to maintain the listing status of our ADSs or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for future offerings of securities overseas or to maintain the listing status of our ADSs, we may not be able to proceed with future offerings of securities overseas or to the listing of our ADSs on the New York Stock Exchange, face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from future offerings of securities overseas into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete future offerings of securities overseas or to maintain the listing status of our ADSs. We also cannot rule out the possibility that certain of our customers may be deemed as CII operators, in which case our products or services or data processing activities, if being deemed as related to national security, will need to be submitted for cybersecurity review before we can enter into agreements with such customers, and before the conclusion of such procedure, the customers will not be allowed to use our products or services. If the reviewing authority considers that the use of our services by certain of our customers involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers, which could have a material adverse effect on our results of operations and prospects.

Uncertainties also exist regarding the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and the viability of business operation. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the People’s Republic of China (“PRC Foreign Investment Law”), and the State Council promulgated the Implementing Regulations to the PRC Foreign Investment Law (“Implementing Regulations”) on December 26, 2019, both of which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementing Regulations replaced the trio of previous laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures, and the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, together with their implementation rules and ancillary regulations.

PRC Foreign Investment Law and its Implementing Regulations specify that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If a foreign investment enterprise (the “FIE”) proposes to conduct business in an industry subject to foreign investment “restrictions” in the negative list, the FIE must meet certain conditions under the negative list before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. Investments made in Mainland China by investors from the Hong Kong Special Administrative Region and the Macao Special Administrative Region shall be governed by the PRC Foreign Investment Law and its Implementing Regulations. On December 27, 2021, the NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Access of Foreign Investments (2021 Edition), as came into effect on January 1, 2022, according to which the industry of loan service has not been subject to foreign investment “restrictions” or “prohibitions” in the Negative List. Our PRC legal advisor, Merits & Tree Law Offices, advises us that according to the PRC Foreign Investment Law and the Implementing Regulations, the PRC regulatory agencies shall, considering the needs for further foreign opening and economic and social development, adjust the Negative List where appropriate. Therefore, if the industry of loan service is subject to the foreign investment restrictions or prohibitions under the negative list issued subsequently, our failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, and business operations.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the real estate, education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information – D. Risk Factors – Risk Factors – Risks Related to Doing Business in China” for more details.

Risks Associated with Our Corporate Structure

CNFinance Holdings Limited is a holding company with no operations of its own. It conducts substantially all of its operations in China primarily through its subsidiaries in China, in particular Shenzhen Fanhua United Investment Group Co., Ltd., Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities, and substantially all of its assets and operations are located in China. With a holding company structure, we principally rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. If these subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In 2019, 2020 and 2021, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations. None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

In this annual report, “we,” “us,” “our company,” and “our” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries and consolidated affiliated entities, including but not limited to Shenzhen Fanhua United Investment Group Co., Ltd. and Guangzhou Heze Information Technology Co., Ltd., as a group.

Financial Information Related to the Consolidated Affiliated Entities

Loans that we facilitate are granted to borrowers through structured funds set up by our trust company partners, such as the series of FOTIC Jinghua structured funds. Each structured trust fund has a separate bank account, and the assets of the structured funds can only be used to settle obligations under the respective structured fund. Under the trust plan agreements, we subscribe to all of the subordinated units of each structured trust plan and provide credit enhancement or credit strengthening services as the subordinated unit holder. This requires us to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior unit holders. We are also designated as the service provider to assist our trust company partners acquire and screen borrowers and perform credit assessment pursuant to collaboration agreements with our trust company partners. We provide loan facilitation and post-loan management services for service fees charged directly to the trust plans. As a result, we are deemed as the primary beneficiary of the funds from the accounting perspective as we have the power to direct the activities of the structured funds and has obligation to absorb losses of the funds or right to receive benefits. Under Accounting Standards Codification (ASC) Topic 810, the structured funds are considered as variable interest entities (VIEs) which need to be consolidated on our balance sheet. However, as advised by our PRC counsel, such structured funds are not considered as separate legal entities or VIEs under the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75. We subscribe to the subordinated units and act as the service provider under the trust plans through our wholly-owned subsidiaries.

Risks Associated with the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Risk Factors – Risks Related to Doing Business in China – Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB, and consequently, investors may be deprived of the benefits of such inspection. Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or fully investigate our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, our securities may be prohibited from trading on the NYSE or another U.S. stock exchange if our auditor is not inspected by the PCAOB for three consecutive years as specified in the HFCA Act or two years if the AHFCA Act is enacted, and this ultimately could result in the ADSs being delisted from the NYSE and the ADSs will not be permitted for trading “over-the-counter” either. While there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. Such a delisting would substantially impair your ability to sell or purchase the ADSs when you wish to do so. The market price of the ADSs could be materially and adversely affected as a result of anticipated negative impacts of these actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these actions are implemented and regardless of our actual operating performance. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a company based in China, such as ours, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. We face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. For example, recent regulatory actions undertaken by China’s government, including the recent enactment of China’s new Data Security Law, as well as our obligations to comply with Measures for Cybersecurity Review, Personal Information Protection Law and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. The PCAOB may not have free access to inspect the work of our auditor. Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or fully investigate our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. The PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like ours. These risks could result in a material change in our operations and the value of our ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

●	The PRC government has significant oversight over the conduct of our business and as such may intervene or influence our operations at any time, which may potentially result in a material adverse effect on our operations.

●	The oversight of the China Securities Regulatory Commission, Cybersecurity Administration of China or other governmental authorities may adversely affect our business and their approval may be required in connection with future offerings of securities overseas or to maintain the listing status of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	The collaboration model we have in place with our sales partners to acquire borrowers might be regarded as financial marketing and might face compliance risks.

●	Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB, and consequently, investors may be deprived of the benefits of such inspection. Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or fully investigate our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Risks Related to Our Business

●	We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.

●	Our historical credit enhancement arrangements to our trust company partners and current credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

●	Our trust company partners operate in a strictly regulated industry. If the practice of our trust company partners, including the cooperation arrangements with us, is challenged under any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.

●	We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

●	Our collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

●	Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding—failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.

●	Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

●	Our business depends on our ability to collect payment on and service the transactions we facilitate.

●	The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

●	Credit and other information that we or our trust company partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

●	We primarily rely on our trust company partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these trust company partners and borrowers may be deemed as intermediation contracts under the PRC Contract Law.

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2021 taxable year, and we will likely be a PFIC for 2022 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality micro- and small-enterprise owners seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers and, therefore, our operating income, will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent regulatory development has also imposed challenges to our future business and operations. On August 20, 2020, the Supreme People’s Court announced an amendment to the judicial interpretation of China’s private lending, which reduces the maximum annual interest rate allowed on private lending to four times of the latest one-year loan prime rate (LPR) (the “Amendment”). Although we do not believe we are regulated by the Amendment as a loan facilitator in collaboration with licensed trust company partners, our trust company partners have voluntarily adjusted the interest rates on some loan products we facilitate to comply with the new standards under the Amendment with some trust company partners to prevent the compliance risks due to the uncertainty of regulatory enforcement. As a result, our profit margin, results of operations and financial position were adversely impacted in 2021, and may continue to be adversely impacted.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

Our operations in China are governed by the PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and may be amended from time to time, and the PRC legal system continues to rapidly evolve, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. In addition, any new PRC laws or changes in PRC laws and regulations related to, among other things, foreign investment and business activities in China could have a material adverse effect on our business and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce contracts in China and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards the scope and effect of our contractual, property (including intellectual property) and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our business, and impede our ability to continue our operations and proceed with our future business plans.

The PRC government has significant oversight over the conduct of our business and as such may intervene or influence our operations at any time, which may potentially result in a material adverse effect on our operations.

The PRC government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local PRC governments of may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or specific regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. The PRC government has recently published new policies that significantly affected certain industries such as real estate and credit industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For example, on November 1, 2021, the Personal Information Protection Law came into effect. Although we do not believe the current personal information protection laws and regulations have a material adverse impact on our business and results of operations, any failure or perceived failure by us to comply with the relevant personal information protection laws and regulations may result in governmental investigations, enforcement actions or lawsuits and could have an adverse impact on our business and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for future offerings of securities overseas or to maintain the listing status of our ADSs would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures have been released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings. Only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Nevertheless, it does not specify what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “ Draft Archives Rules”). As of the date of this annual report, we have not provided files or copies of files outside China that involve national secrets, national security, vital interests, or have important preservation value to the nation and society. However, we cannot guarantee that relevant government agencies of China, including the CSRC, will have the same opinion as ours.

The interpretation and implementation of these opinions and new rules remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of or file with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on NYSE or to conduct offerings of securities in the future. If such approvals are required, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

The Data Security Law was promulgated on June 10, 2021 and became effective in September 2021. The Personal Information Protection Law was promulgated on August 20, 2021 and officially implemented on November 1, 2021. The Data Security Law stipulates that the data handling activities that affect or may affect the national security should undergo national security review, and the Personal Information Protection Law stipulates that critical information infrastructure (“CII”) operators, or personal information processors whose processing of personal information reaches the threshold amount prescribed by the national cyberspace authority, shall store the personal information collected or generated by them within the territory of the PRC. If it is necessary to provide the data overseas, the organization is required to pass the security assessment organized by the national cyberspace authority.

The Measures for Cyber Security Review published by Cyberspace Administration of China (CAC) in December 2021 provides that a network platform operator that has the personal information of more than one million users must apply to the Cybersecurity Review Office (the “CRO”) for a cybersecurity review when it seeks to list overseas. Also, a CII operator, when procuring a network product or service, shall predict any national security risk that may arise after the use of such product or service. If national security will be affected or may be affected, the CII operator shall apply to the CRO for a cybersecurity review.

On August 17, 2021, the State Council issued the “Regulations on the Security Protection of Critical Information Infrastructures”, which took effect on September 1, 2021. The regulations stipulate that the departments responsible for the security protection of critical information infrastructure (hereinafter referred to as the security protection departments) shall formulate rules for the identification of critical information infrastructure based on the actual situation of the industry and field, and report it to the public security department of the State Council for record. The following factors shall be considered in the formulation of identification rules: (1) the degree of importance of the network facilities and information systems to the core businesses of the industry and area concerned; (2) the degree of damage that may be caused if the network facilities and information systems are under destruction, loss of function or data leakage; and (3) the correlative impact on other industries and areas. The security protection departments shall be responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, timely notify the identification results to the operators and report such results to the public security department under the State Council.

Although we do not believe we are CII operator or a network platform operator, the PRC authorities could interpret such term broadly. If our company is deemed to be a CII operator or a network platform operator under such rules, we could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for future offerings of securities overseas or to maintain the listing status of our ADSs or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for future offerings of securities overseas or to maintain the listing status of our ADSs, we may not be able to proceed with future offerings of securities overseas or to the listing of our ADSs on the New York Stock Exchange, face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from future offerings of securities overseas into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete future offerings of securities overseas or to maintain the listing status of our ADSs.

We also cannot rule out the possibility that certain of our customers may be deemed as CII operators, in which case our products or services or data processing activities, if being deemed as related to national security, will need to be submitted for cybersecurity review before we can enter into agreements with such customers, and before the conclusion of such procedure, the customers will not be allowed to use our products or services. If the reviewing authority considers that the use of our services by certain of our customers involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers, which could have a material adverse effect on our results of operations and prospects.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal or incompliant by the regulatory authorities and become subject to fines and/or other penalties. If we are unable to address such issue in a timely manner, or at all, we may be required to suspend or terminate our related businesses or face other penalties, our business, financial condition, results of operations, and prospects could be materially harmed.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Further, all of our directors and officers are located outside of Cayman Islands. Service of court documents on a Cayman Islands company can be effected by serving the documents at the Company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

With a holding company structure, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM or its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing. For the restriction and limitation on the amount of loans, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents”. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our public offerings, and our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its nonaffiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our public offerings to fund the establishment of new entities in China or their subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish variable interest entities in China, which may adversely affect our business, financial condition and results of operations.

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

Furthermore, as the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

PRC Foreign Investment Law and its Implementing Regulations further specify that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must meet certain conditions under the “negative list” before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. Investments made in Mainland China by investors from the Hong Kong Special Administrative Region and the Macao Special Administrative Region shall be governed by the PRC Foreign Investment Law and its Implementing Regulations. On December 27, 2021, the NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Access of Foreign Investments (2021 Edition), as came into effect on January 1, 2022, according to which the industry of loan service has not been subject to foreign investment “restrictions” or “prohibitions” in the Negative List. Our PRC legal advisor, Merits & Tree Law Offices, advises us that according to the PRC Foreign Investment Law and the Implementing Regulations, the PRC regulatory agencies shall, considering the needs for further foreign opening and economic and social development, adjust the Negative List where appropriate. Therefore, if the industry of loan service is subject to the foreign investment restrictions or prohibitions under the negative list issued subsequently, our failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, and business operations.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB, and consequently, investors may be deprived of the benefits of such inspection. Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or fully investigate our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Our independent registered public accounting firm that issues this audit report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s auditor for three consecutive years since 2021, the SEC shall prohibit its securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States. Pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

On December 2, 2021, the SEC adopted amendments to finalize the interim final rules adopted earlier on March 24, 2021 relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, or final amendments. Pursuant to the final amendments, promptly after filing an annual report, the SEC will evaluate whether the annual report contains an audit report signed by an accounting firm so identified by the PCAOB, and such issuers will be designated as “ Commission Identified Issuers” on a list to be published by the SEC. Once a registrant has been so identified, the SEC will provisionally identify such issuer as a Commission-Identified Issuer on its website. For a period of 15 business days after the provisional identification, a registrant may contact the SEC if it believes it has been incorrectly identified and may provide evidence supporting such claims. After reviewing the information, the registrant will be notified whether the SEC will conclusively identify the registrant as a Commission-Identified Issuer.

The SEC will identify registrants pursuant to the HFCA Act based on the PCAOB’s determination and on registrants’ annual reports for fiscal years beginning after December 18, 2020. If we are conclusively identified as a Commission-Identified Issuer for three consecutive years, the SEC will impose an initial trading prohibition on us as soon as practicable. If the SEC ends the initial trading prohibition and, thereafter, we are again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on us for a minimum of five years. To end an initial or subsequent trading prohibition, we must certify that we have retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, we must file financial statements that include an audit report signed by such a registered public accounting firm.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, our securities may be prohibited from trading on the NYSE or another U.S. stock exchange if our auditor is not inspected by the PCAOB for three consecutive years as specified in the HFCA Act or two years if the AHFCA Act is enacted, and this ultimately could result in the ADSs being delisted from the NYSE and the ADSs will not be permitted for trading “over-the-counter” either. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the same amendments as the bill passed by the U.S. Senate. The America COMPETES Act of 2022, however, includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America COMPETES Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

While there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators.Delisting of the ADSs would substantially impair your ability to sell or purchase the ADSs when you wish to do so. The market price of the ADSs could be materially and adversely affected as a result of anticipated negative impacts of these actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these actions are implemented and regardless of our actual operating performance. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

We commenced our loan service business in 2006 and adopted our previous business model in 2014, and introduced our collaboration model in December 2018. We have a limited operating history in the home equity loan market, especially in some aspects of our business operations, such as loan facilitation service and collateral management service, credit analysis and the development of cooperative relationships with funding partners and other business partners. Our ability to continuously attract borrowers and funding sources is critical to our business. We may from time to time introduce new loan services and products, make adjustments to our existing loan facilitation services and products and our risk management system, or make adjustments to our business operations in general.

The regulatory framework and market condition for China’s home equity loan market is evolving and may remain uncertain for the foreseeable future. If our business practices or the business practices of our trust company partners are challenged under any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected. From time to time we may refine existing commercial arrangements in our business operations to comply with changing regulatory focuses. For example, FOTIC, one of our primary trust company partners, amended its loan agreements in 2017 with certain borrowers to add an option for FOTIC to demand payment of outstanding loan principal and interests before the maturity of the underlying trust funding. Starting in March 2018, we have been working with FOTIC to implement certain changes to our top-up arrangements (the “2018 FOTIC Funding Arrangements”) and performance-based service fee structure (the “2018 FOTIC Service Fee Structure”). For details, please refer to “Item 4. Information on the Company—B. Business Overview— Our Funding Model—Credit Strengthening Services.” We have also been exploring new business model to broaden our prospective borrower bases. Since December 2018, we have sought to collaborate with limited partnerships and certain well-established corporations, where limited partners in such limited partnerships and the established corporations work as our sales partners to introduce prospective borrowers to us. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” In order to expand our financing channels, we launched in 2021 a new funding model in cooperation with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. For details, please refer to “Item 4. Information on the Company—B. Business Overview— Our Funding Model— Commercial Bank Partnership.” Unfavorable reception of the new business arrangements and new collaboration and funding model by potential borrowers could have a material adverse impact on our business, results of operations, financial condition and cash flows. We may face the risk of increased borrower complaints, potential supervision, examinations or enforcement actions by regulatory agencies and/or penalties for violation of financial regulations and other applicable laws and regulations. We may not be able to successfully address the risks and difficulties associated with the new business arrangement and new funding model, which could materially harm our business and operating results. The modifications to our business arrangements and business model may also increase the complexity of our business and may present new and significant challenges, as well as strains on our management, personnel, operations, systems, technical performance and financial resources. As a result, past performance of our practice does not necessarily indicate our future prospects and performance. Such past performance may or may not be sustained in the future.

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

Our historical credit enhancement arrangements to our trust company partners and current credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

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

While we believe we currently are in compliance with existing PRC regulations, in all material aspects, we cannot assure you that the PRC government authorities would agree with our interpretation of the relevant regulations. It is also possible that new laws and regulations may be adopted which, along with any possible changes needed to fully comply with any existing or newly released regulations, could require us to further modify our business or operations. The cost to comply with such laws or regulations would increase our operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations. If any of our trust company partners are deemed to violate any laws, regulations and rules, they may face, among other things, regulatory warning, correction order, condemnation, fines, suspension of business license and criminal liability, which may have a material adverse impact on our funding source and results of operations.

Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.

We fund most of the loans we originate through our trust company partners. Loans funded by our trust company partners are disbursed to borrowers directly through trust plans. Approximately 100.0%, 100% and 99.8% of our home equity loan origination volume was originated under trust lending model in 2019, 2020 and 2021, respectively.

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

COVID-19 has and is continuing to spread worldwide. The COVID-19 outbreak is expected to continue to impose interruptions on China’s macroeconomy and continue to adversely impact our results of operations. The COVID-19 outbreak has caused, and may continue to cause, companies in China and around the world to implement adjustment of work schemes, impose additional quarantine measures or even temporary or permanent business closure. Results of operations for MSEs, whose owners are our primary customer group, were and may continue to be materially and adversely impacted, which will in turn have a material adverse effect on our financial performance and results of operations. As a result of the COVID-19 outbreak and multiple waves of Delta-variant outbreaks spreading to nearly all provinces in China in the second half of 2021, our normal work schedule and results of operations were adversely impacted in 2021. Specifically, our business involving on-site and offline activities were and may continue to be materially and adversely impacted, including and not limited to inspection of real properties; visits to borrowers in both the risk assessment and the collection and foreclosure process; and developing of prospective borrowers.

The COVID-19 outbreak had and may also continue to have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate. Over the course of 2021, since various measures that the Chinese government implemented to constrain the COVID-19 outbreak have been relaxed, many aspects of daily business operations in China gradually returned to a normal routine. However, the situation in China and other countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. Since January 2022, cases of the Omicron variant has emerged in China, spreading to major cities and led to lockdowns in multiple regions. The extent to which COVID-19 and its variants impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, the development and efficiency of vaccines and other actions taken by governments, companies and individuals in response to the virus and resulting economic disruption. We will continue to closely monitor the impacts of COVID-19 pandemic on us.

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

Under the 2017 FOTIC Loan Agreement, FOTIC has an option to demand repayment of outstanding loan principal and unpaid accrued interests before the maturity of the underlying trust funding, to match outstanding terms of the trust products that FOTIC set up for lending to the borrowers. Since 2018, FOTIC and our other trust partners have also modified its collaboration with us, which ensures that there is no duration mismatch for new loans entered into under the new model. Going forward, we and our trust company partners will endeavor to ensure match of duration for the trust funding and underlying loans. Our trust company partners have also implemented pass-through repayment method in certain of the trust plans to help resolve the duration mismatch. As of the date of this annual report, we have not received any notice or been made aware of any issues or concerns raised by the regulatory authorities on our business arrangements. There is a small amount of loans facilitated under our historical collaboration which may result in a potential mismatch. Such loans had been fully repaid in 2020. As detailed implementation rules or regulations on the duration mismatch have yet to be promulgated, we cannot assure you that the regulatory authorities hold the opinion that our business arrangements are in compliance with the aforesaid regulation. Our business arrangements may be subject to challenges by regulatory authorities.

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

Approximately 100.0%, 100%, and 99.8% of our total home equity loan origination volume was originated under trust lending model in 2019, 2020 and 2021, respectively. Among the loans originated through our trust lending model, 71.4%, 69.3% and 62.1% were funded through FOTIC trust plans in 2019, 2020 and 2021, respectively. Although we have long-standing relationship with our trust company partners, there is no guarantee as to the continuation of the relationships between our trust company partners and us. We endeavor to diversify our funding source but there is no assurance that we will be successful. The loss of any of our trust company partners, in particular FOTIC, whether as a result of its decision to acquire services from our competitors, or otherwise, would have a material adverse effect on our financial condition, liquidity and results of operations.

Our collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

Under the collaboration model, sales partners contribute an amount equal to 10% to 25% of the loans issued to the borrowers introduced by them (such contribution, the “Credit Risk Mitigation Position,” or “CRMP”) and will receive incentive fees upon a pre-agreed schedule and other conditions.

According to the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, promulgated by the Supreme People’s Court, whoever meets the following four conditions, may be deemed as “absorbing public savings illegally or in disguised form” as prescribed in Article 176 of the Criminal Law, except as otherwise provided for by the Criminal Law: (i) taking in funds without license of the relevant authority or under the disguise of lawful business operations; (ii) publicizing by means of internet, media, recommendation fairs, leaflets or mobile phone text messages, or other means; (iii) promising to repay the principal and interests or make payments in forms such as currency, real objects or equities, within a certain time limit; and (iv) absorbing funds from the general public, namely unspecified people. According to Regulations on Preventing and Dealing with Illegal Fund-raising, which will soon come into effect in May 2021 and invalidate the Measures for the Banning of Illegal Financing Institutions and Illegal Financial Business Operations, illegal fundraising involves collecting funds from non-specific targets with promised principal and interest or other investment returns, without lawful permission from the State Council’s financial management departments or in violation of China’s financial management rules. The definition above stipulates the three features of illegal fundraising, which are illegal, with pecuniary interest, and targeting unspecified audiences.

It is unclear whether the CRMP we received would be deemed as absorbing funds illegally under PRC laws and regulations. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our collaboration model with sales partners. If we are deemed to be absorbing public savings illegally or in disguised form, we may be subject to fines of up to RMB500,000 and criminal penalties, which could materially and adversely affect our business. We are in the process of refining the collaboration model with the sales partnerships under which sales partners will be restricted to qualified persons only. In addition, we have not made any commitments of making repayments within a certain time limit. We also require the sales partners to use their own funds as the source of the CRMP and prohibit collection of public funds from unspecified people. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if our collaboration model with sales partners are deemed as absorbing public savings illegally or in disguised form.

According to the Administrative Measures on Assembled Funds Trust Schemes of Trust Companies, which was amended on February 2009, the trustor shall use legitimate funds of its own to subscribe to the trust units, and shall not participate in the trust scheme by illegally pooling funds from any other person. In addition, according to the Guiding Opinions on Regulating Asset Management Business of Financial Institutions, which were promulgated on April 2018, investors may not use loans or funds from third parties raised by issuing bonds to invest in asset management products. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our collaboration model with sales partners. If the fund we subscribe for the subordinated units of the trust plan is identified as originated from CRMP, we may be subject to fines of up to RMB500,000 and criminal and administrative penalties, which could materially and adversely affect our business. Our PRC legal advisor, Merits & Tree Law Offices, advises us that the CRMP from sales partners is for the purpose of reducing our own risk exposure, not for the purpose of illegally and publicly absorbing other people’s funds; in addition, the CRMP does not belong to the loans or funds raised by issuing bonds as described in the abovementioned regulations. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if the funds we subscribe for the subordinated units of the trust plan is identified as originating from CRMP.

In addition, under our collaboration model, the CRMP paid by the sales partners either through direct contribution or through contribution to limited partnerships may be seen as investment in trust plans which may be identified by PRC regulatory authorities as disguised loans granted by sales partners. According to the Regulation on Private Lending and Maintaining the Economic and Financial Order, which was promulgated on April 2018, no entity or individual may set up an agency that conducts or mainly conducts the granting of loans, or takes the granting of loans as the daily business activities, without the approval of the competent authority in accordance with the law. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, they may be subject to fines of up to RMB500,000 and criminal and administrative penalties. Our PRC legal advisor, Merits & Tree Law Offices, advises us that under the collaboration model, the main business of the sales partners we cooperate with are to introduce real estate mortgage loan projects to third parties, rather than providing loans. Our sales partners do not engage in issuance of loans and have not entered into any loan agreements with us. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, our business and results of operations will be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC government authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the home equity loan and finance industries. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation.” Our PRC legal advisor, Merits & Tree Law Offices, advises us that our businesses do not need special approvals or licenses, other than our small loan business and subject to “—Risks Related to Our Business—Our historical credit enhancement arrangements to our trust company partners and current credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.” We are further advised that these opinions are subject to uncertainties and the regulatory authorities may hold a different view. As of the date of this annual report, all of our small loan subsidiaries have obtained such approvals or licenses.

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

We subscribe to the subordinated units and therefore have rights to the residual earnings under such trust plans. We historically acquire certain funding for the subordinated units by transferring our right to earnings with a repurchase arrangement to private equity funds. According to the regulations on private equity funds, private equity funds shall no longer engage in loan business and starting from April 1, 2020, the Asset Management Association of China (AMAC) will no longer accept new product filings which are not within the permitted investment scope of private equity funds. Private equity funds filed before April 1, 2020 may continue to invest in loan business. Our private equity funding sources’ filing of products in collaboration with us were all accepted before April 1, 2020. Our PRC legal advisor, Merits & Tree Law Offices, advises that the instructions shall come into force as of the date of promulgation. In case of any discrepancy between the self-discipline rules and Q&A issued by the AMAC and the Instructions, the latter shall prevail. To ensure the smooth transition, according to the principle of “separating the existing applications from new ones”, the AMAC shall no longer handle any new and in-process record-filing applications that fail to meet the requirements of the Instructions from April 1, 2020. If a private investment fund which has completed record-filing formalities before April 1, 2020 engages in activities which do not comply with the essence of “fund” in Article 2 of the Instructions, such private investment fund shall not increase its scale of fundraising or its investment after September 1, 2020, and shall be liquidated upon maturity, and shall not be renewed in principle. We are further advised that these opinions are subject to uncertainties and the regulatory authorities may hold a different view. We cannot assure you that the registered channels can satisfy our financing needs, or that such regulations will not impose material restrictions on our future business operations as we continue to grow our business.

According to Measures for the Supervision and Administration of the Wealth Management Business of Commercial Banks promulgated in September 2018 (the “Wealth Management Measures”), a commercial bank is subject to certain investment threshold of non-standardized debt assets. A transition period, starting from the effective date until the end of 2020, will be set for the Wealth Management Measures. During the transition period, new wealth management products introduced by commercial banks shall comply with the Wealth Management Measures. Commercial banks may continue to offer existing products for the undue assets invested in by existing wealth management products, but shall strictly control them within the overall scale of existing products and decrease them progressively in an orderly manner. Neither our trust company partners nor we have specific knowledge on whether a commercial bank investing in the senior units is in compliance with the Wealth Management Measures. As of the date of this annual report, we are not aware of noncompliance by commercial banks as senior unit holders. We cannot assure you, however, that commercial banks as senior unit holders will continue to comply in the future. If commercial banks as senior unit holders violate the Wealth Management Measures, such violation will have a material adverse effect on our trust company partners’ funding sources and our business operations.

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

To maintain and increase the amount of loans we originate, we must continue to engage our existing borrowers and attract new borrowers, either by ourselves or through sales partners under our collaboration model, both of which may be affected by several factors, including interest rates of loans we originate, our brand recognition and reputation, our loan services and products offered, our operating efficiency and ability in engaging prospective borrowers, the effectiveness of our credit analysis system, our ability to secure sufficient and cost-efficient funding, service fees we charge to trust plans, our borrower experience and the PRC regulatory environment. In addition, we have also entered into agreements with our sales partners to utilize the offline network they operate to engage some of our prospective borrowers. If these sales partners could not effectively or efficiently introduce borrowers as anticipated, or if we are unable to expand the scale of our sales partners, we may not be able to acquire or engage new and existing borrowers efficiently. In addition, we may also impose more stringent control over borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our services, we may be unable to increase our loan origination volume and corresponding income, and our business and results of operations may be materially and adversely affected.

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

We may not be able to achieve low delinquency ratio for loans originated by us, or such delinquency ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. The outstanding principal of home equity loans (including loans held for sale) originated by us was RMB11,268 million, RMB9,679 million and RMB10,407 million (US$1,633 million) as of December 31, 2019, 2020 and 2021. The delinquency ratio for loans originated by us increased from 21.08% as of December 31, 2019 to 22.63% as of December 31, 2020, and increased to 24.11% as of December 31, 2021. Our NPL ratio decreased from 13.75% to 11.66%, and decreased to 9.42% as of the same respective dates. The delinquency ratio in 2021 is higher than that in 2020, mainly because the fact that the borrowers’ ability to service their debts was negatively affected in 2021 due to the COVID-19 pandemic. The NPL ratio in 2021 is lower than that in 2020, mainly attributable to our efforts to assist our trust company partners to accelerate the disposal of NPLs including transferring NPLs to third parties and judicial foreclosure. If we were to continue to experience increase in delinquency ratio or NPL ratio, we may not have sufficient capital resources to pay defaulted principals and interests to our trust company partners according to our historical credit enhancement arrangements or top-up arrangements. Our service fee charged to trust plans could also be significantly reduced under the 2018 FOTIC Service Fee Structure if this were to occur. In addition, we launched in 2021 a new funding model in cooperation with commercial banks in order to expand our financing channels, under which we remain the ultimate risk bearer by being obliged to ultimately repurchase any defaulted loans. For details, please refer to “Item 4. Information on the Company—B. Business Overview— Our Funding Model— Commercial Bank Partnership.” Accordingly, our results of operations, financial position and liquidity could be materially and adversely affected if we cannot achieve low delinquency ratio for the loans generated under such new funding model. Furthermore, our borrower base continues to expand with the growth of our business operations, which may include loan applicants with lower creditworthiness. We may not be able to achieve low delinquency ratio for loans originated by us in the future, or return to the low delinquency ratio or NPL ratio we achieved in the past.

Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

As part of the collaboration we have with our trust company partners, we subscribe to subordinated units in trust plans through our subsidiaries and fund those units with (i) our own funds and (ii) funding from transferring our right to earnings in subordinated units to third parties. We transfer our right to earnings in subordinated units to third parties with a repurchase arrangement, which requires us to repurchase the right to earnings in subordinated units. For details of our repurchase agreements with third parties under the trust lending model, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Funding Sources.” In 2019, 2020 and 2021, we transferred our right of earnings in subordinated units to a certain private equity fund and to a certain third party. Our financing costs under such repurchase arrangement ranged from 7.0% to 12.7% per annum of the transfer prices in 2019, 2020 and 2021. We are required to consolidate all of the results under trust plans on our consolidated financial statements, including those of the senior units. This consolidation is necessary as our trust lending model creates exposure to variability of returns from the activities of the trust plans.

We historically operated a small direct lending business through our small loan subsidiaries, financed with our own funds or funds we received from third parties by transferring our rights in the loans together with a repurchase arrangement.

As a result of our funding model, we may be exposed to high leverage ratio. Our leverage ratio was 3.7 times, 3.3 times and 3.8 times as of December 31, 2019, 2020 and 2021, respectively. Our high level of borrowings and leverage ratio may adversely affect our liquidity and business operations, including but not limited to increasing our vulnerability under adverse economic condition, potentially limiting our ability to raise more debt and increasing our exposure to interest rate fluctuation. Our business and results of operations also depend on our ability to secure cost-effective financing. The third parties to whom we transfer our right to earnings or small rights to earnings in loans principal, interest and financing service fee receivables may not continue to provide funding at rates acceptable to us, and we may not find alternative financing at similar rates, or at all.

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

If our or our trust company partners’ or our commercial bank partners’ risk management system fails to perform effectively, such failure may materially and adversely impact our operating results.

Credit assessment of the borrowers we facilitate is conducted by our risk management system, and subject to final risk assessment by our trust company partners or commercial bank partners under different funding models. Our risk management system uses credit analysis and data from prospective borrowers and multiple external sources and might not be effective as we continue to increase the amount of transactions, expand the borrower base and broaden our borrower engagement efforts through different channels in the future. If our system or our trust company partners’ or commercial bank partners’ system is ineffective or if the credit analysis and data we or our trust company partners or our commercial bank partners obtained are incorrect or outdated, the relevant risk management abilities could be negatively affected, resulting in incorrect recommendations or denials of loan applications or mispriced loan products, or eventually loan default. If we are unable to effectively and accurately assess the credit risks of borrowers or price loan products appropriately, we may be unable to offer quality services to our trust company partners, commercial bank partners or borrowers. Our risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior or result in better evaluation of our borrower base when compared to our competitors. Pursuant to the terms of our collaboration agreements with trust company partners and commercial bank partners, trust company partners or commercial bank partners are independently responsible for credit assessment and approving the loans applications and we are not subject to any penalties for inaccurate risk assessment or mispriced loan products. However, we ultimately bear credit risk on loans we facilitate as we have payment obligations under our historical credit enhancement arrangements, credit strengthening arrangements or the new funding model with commercial bank partners. For details, please refer to “Item 4. Information on the Company — B. Business Overview — Our Funding Model — Credit Strengthening Services.” In addition, our performance-based service fee and return under the subordinated units may be reduced as a result of increased NPLs. If our or our trust company partners’ or commercial bank partners’ risk management system fails to perform effectively, our business and results of operations may be materially and adversely affected.

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

We are involved in various legal proceedings in the ordinary course of business from time to time. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations as a whole. However, no assurances can be given as to the outcome of any pending legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. For debt collection purposes, we initiate legal proceedings against borrowers to recover payments that are delinquent for 30 days if we cannot reach agreement with the default borrowers by then. As of December 31, 2021, we had 1,032 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB527.9 million, where our trust company partners either directly or with our help sued borrowers of such delinquent loans. We may not be able to obtain or enforce favorable judgments or arbitration awards, or recover the amounts in dispute in full or at all. Furthermore, claims arising out of actual or alleged violations of law could be asserted against us by individuals, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, online or private lending laws or regulations, consumer protection laws or regulations, intellectual property laws, information security and privacy laws, and labor and employment laws. For further details, see the section headed “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information— Legal and Administrative Proceedings.” These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

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

Credit and other information that we or our trust company partners or our commercial bank partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ or our commercial bank partners’ credit assessment.

For the purposes of credit risk assessment, we and our trust company partners or our commercial bank partners obtain from prospective borrowers and third parties certain information of the prospective borrowers or the prospective real property collateral, which may not be complete, accurate or reliable. A credit report on a borrower or prospective collateral generated by our third-party sources or our trust company partners’ or our commercial bank partners’ own credit assessment system may not reflect that particular borrower’s actual creditworthiness or the prospective collateral’s actual market value because it may be based on outdated, incomplete or inaccurate information. Additionally, once we and our trust company partners or our commercial bank partners have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a preexisting debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. Such inaccurate or incomplete borrower information could compromise the accuracy of our or our trust company partners’ or our commercial bank partners’ credit assessment and adversely affect the effectiveness of our risk management, which could in turn harm our reputation, lower our service fees charged to trust plans, and as a result, our business and results of operations could be materially and adversely affected.

We currently determine the preliminary market value of the prospective real property collateral using external databases at the time borrowers submit their loan applications. We also conduct site visits to cross-check conditions and verify information of the prospective real property collateral. In addition, we compare the preliminary third-party appraiser report with quotes on an anonymous basis from local real estate agencies in the same neighborhood. However, there is no assurance that we have complete and accurate information relating to the prospective real property collateral. In addition, our trust company partners or our commercial bank partners perform their own independent credit assessment and make the decision on loan grants based on their credit assessment results. If we or our trust company partners or our commercial bank partners overestimate market value of the real property collateral, the loans we facilitate may not be fully secured, which could affect the accuracy of our or our trust company partners’ or our commercial bank partners’ credit assessment and the effectiveness of our or our trust company partners’ or our commercial bank partners’ risk management. Therefore, our reputation, and as a result, our business and results of operations could be materially and adversely affected.

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

In 2020 and 2021, loans secured by second lien interest accounted for 56.3% and 60.5% of our loan origination volume of home equity loans, respectively. For loans secured by second lien interests, our rights over the collateral will be subordinated to other secured creditors with higher priority. If the borrowers default, we may not be able to collect the full amount of our security interests in the collateral due to lien subordination. There is no assurance that we will be able to realize the value of the collateral as we anticipated in a timely manner, or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

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

Personal Information Protection Law stipulates that personal information shall be processed in accordance with the principles of lawfulness, legitimacy, necessity and good faith, and not in any manner that is misleading, fraudulent or coercive. Collection of personal information shall be limited to the minimum scope necessary for achieving the purpose of processing and shall not be excessive. In addition, personal information processing rules should be disclosed to personal information subjects, and the purpose, method and scope of processing should be clearly stated. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

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

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and records and reports on large transactions and suspicious transactions. Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions, effective in August 2021, provides that a financial institution shall, according to the provisions, establish and improve the internal control system for combating money laundering and financing of terrorism, assess risks of money laundering and financing of terrorism, establish a risk management mechanism commensurate with the risk status and business scale, build an information system for combating money laundering, and establish or designate a department and appoint corresponding personnel to effectively perform the obligations of combating money laundering and financing of terrorism.

However, as the detailed anti-money laundering regulations of home equity loan facilitators have not been published, there is uncertainty as to how the anti-money laundering requirements will be interpreted and implemented, and whether home equity loan service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our business from being exploited for money laundering purposes or will be deemed to be following applicable anti-money laundering implementing rules if and when adopted.

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

The Administrative Measures for Credit Reporting Business may have a certain negative impact on our business, and we may face challenges from the regulatory authorities.

The Administrative Measures for Credit Reporting Business, which were adopted on September 17, 2021, are promulgated for implementation as of January 1, 2022. For the purpose of the measures, credit reporting business refers to activities in which credit information on enterprises and individuals is collected, arranged, preserved, processed, and provided to users; Credit information refers to basic information, loan information, and other relevant information collected in accordance with the law and used to identify and judge the credit status of enterprises and individuals when providing services for financial and other activities, as well as analysis and evaluation information formed based on the foregoing information. Also, an applicant shall obtain the permission for a personal credit reporting agency from the People’s Bank of China in accordance with the law to engage in personal credit reporting business; handle the record-filing of a corporate credit reporting agency in accordance with the law to engage in corporate credit reporting business; or handle the record-filing of a credit rating agency in accordance with the law to engage in credit rating business. Financial institutions, including but not limited to commercial banks and trust companies, shall not carry out commercial cooperation with market institutions that have not obtained the lawful qualifications for credit reporting business in accessing credit information.

As we are in the process of loan facilitation for trust companies or commercial banks, we may involve the collection and provision of borrowers’ information. Our PRC legal advisor, Merits & Tree Law Offices, believes that we have not arranged or processed the borrower’s credit information while conducting business, and we are not engaged in personal credit investigation business. However, since the measures are relatively new and the relevant interpretation is uncertain, we are not sure whether the regulatory authorities would take our business as credit investigation service, or would require us to obtain relevant licenses, to cooperate with third-party credit investigation agencies. As of the date of this annual report, we have not received warnings, penalties, or objections to our business. However, if the business we carry out is regarded as credit investigation business by the regulatory authorities, we may be required to adjust our existing business model within certain period to comply with the authorities’ regulations, which may increase our operating cost. If the adjustments and the rectification cannot be completed within the prescribed period, we may face administrative penalties such as being banned in accordance with the law, confiscation of illegal gains, fines, etc.

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

Misconduct and errors by our trust company partners, commercial bank partners, sales partners and other parties with whom we collaborate with could harm our business and reputation.

We are exposed to the risk of misconduct and errors by our trust company partners, commercial bank partners, sales partners and other business partners with whom we collaborate. We rely on our sales partners for borrower acquisition and we do not have full control over sales partners’ conduct or conduct of their respective acquisition channels while sourcing borrowers. We could be materially and adversely affected if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. Financial products and financial institutions are heavily regulated in China. We are not regulated as a financial institution, but we may be indirectly subject to PRC financial regulations as a result of cooperation with financial institutions as our funding source partners. If any financial product designed by us and our funding partners is deemed to violate any PRC laws or regulations, we may be jointly liable due to the service we provide, or we may have to terminate the relationship with our funding partners. It is not always possible to identify and deter misconduct or errors by our trust company partners, commercial bank partners, sales partners and other business partners, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanageable risks or losses. If any of our funding partners, sales partners and other business partners misuse or misappropriate funds, commit fraud or other misconduct, or fail to follow our rules and procedures when interacting with our borrowers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to third parties, inability to attract third parties, reputational damage, regulatory intervention or financial harm, which could negatively impact our business, financial condition and results of operations.

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

As of December 31, 2021, we operated our businesses primarily in over 50 leased properties in Shenzhen, Guangzhou, Chongqing, Beijing and other cities in China. We have not signed lease contracts or not renewed expired lease contracts with respect to a small portion of such leased properties, and we may be forced to relocate if the lessors request us to leave the premises. With respect to a small portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a small portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect the effectiveness. However, landlords and tenants may be subject to administrative fines for such failure.

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

We identified a material weakness in our internal control over financial reporting as part of management’s assessment, and if we are unable to remediate and improve our internal controls, we may not be able to accurately or timely report our future financial results.

In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has not been remedied in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. We are in the process of implementing a number of measures to address the material weakness that has been identified, including hiring more qualified internal auditors to strengthen our overall governance, and providing relevant training to our accounting personnel. We also plan to take other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manuals and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems. Although we plan to implement these measures to address the material weakness, implementation of these measures may not fully remediate the material weakness in a timely manner, and there is no assurance that we will not have material weaknesses or significant deficiencies in the future.

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

Substantially all of our assets and operations are located in China. We have developed a network of 63 branches and sub-branches in over 50 cities in China. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiaries should be the same. As our business grows rapidly, we may change the place of business according to market development strategy. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of their business. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties, which may adversely affect our business and results of operations.

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

The trading price of our ADSs have been, and is likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our earnings and cash flows;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	announcements of new regulations, rules or policies relevant for our business;

●	additions or departures of key personnel;

●	our share repurchase program;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2021, we had 1,371,643,240 ordinary shares outstanding. Among these shares, 288,485,480 ordinary shares are in the form of ADSs. All of our ADSs sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from May 5, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ordinary shares and/or ADSs and could diminish our cash reserves.

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on March 16, 2022, which had not been fully consummated as of the date of this annual report:

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our ordinary and/or ADSs could diminish our cash reserves.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to U.S. law) as well as from the common law of England. The decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholders derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies save for some exceptions. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. Further, our directors and officers are located outside of the Cayman Islands. Service of court documents on a Cayman Islands company can be effected by serving the documents at the Company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where the directors and officers are located.

Walkers (Hong Kong), our counsel as to Cayman Islands law, has informed us that there is no guarantee that the courts of the Cayman Islands will automatically allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is no guarantee with regard to Cayman Islands law that a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce a judgment predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are taxes, fines or penal in nature, or otherwise contrary to public policy, including punitive damages. Walkers (Hong Kong) has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2021 taxable year, and we will likely be a PFIC for 2022 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our consolidated trusts plans are shown in their entirety as our assets on our balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill (to the extent attributable to the services we provide) and fee receivables on the other hand. The extent to which our goodwill should be treated as an active asset is not entirely clear. Moreover, the value of our goodwill may be determined by reference to our market capitalization, which has been, and may continue to be, volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our consolidated trust plans and we charge our consolidated trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2021 and prior taxable years, and will likely be a PFIC for our 2022 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. taxpayers should consult their tax advisors regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

For purposes of the PFIC rules “passive income” is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation”(“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. Proposed Treasury regulations promulgated in 2019 (the “2019 Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. However, in 2020 these regulations were finalized (the “2020 Final Regulations”) without addressing the Active Financing Exception. Although the 2020 Final Regulations are silent on the availability of the Active Financing Exception to companies like us, in the preamble to the 2020 Final Regulations Treasury expressed its position that under current law the Active Financing Exception does not apply in determining the PFIC status of a company that is neither a CFC nor a bank. The 2020 Final Regulations apply to taxable years of shareholders beginning on or after January 14, 2021. Treasury indicated in the preamble to the 2020 Final Regulations that taxpayers can rely on the 2019 Proposed Regulations to apply the Active Financing Exception for any open taxable year ending on or before December 31, 2020. Concurrently with the issuance of the 2020 Final Regulations, Treasury issued proposed regulations (the “2020 Proposed Regulations”) that would state explicitly that the Active Financing Exception is available only if the tested non-U.S. corporation is a bank. The 2020 Proposed Regulations have not been finalized yet. Based on the foregoing, our ADS holders and shareholders (i) generally are permitted to apply the Active Financing Exception for a taxable year ending on or before December 31, 2020 (provided that we in fact satisfied the exception’s conditions for the relevant year), (ii) should expect that the Internal Revenue Service will not agree with a return positon that applies the Active Financing Exception for any subsequent taxable year, and (iii) should be aware that if the 2020 Proposed Regulations are finalized in their current form they will not be able to take the position that the Active Financing Exception applies for any taxable year to which the regulations will apply. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) and met all of the exception’s requirements then we would not be a PFIC for any taxable year with respect to which taxpayers validly applied the Active Financing Exception, if applicable. U.S. owners of our ADSs or ordinary shares should be aware that we have not determined whether these requirements were in fact satisfied. Moreover, if any of our consolidated trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception may also depend, in part, on whether we owned 25% or more of the value of such trust for the relevant taxable years. U.S. owners of our ADSs or ordinary shares should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to any taxable year prior to the finalization of the 2020 Proposed Regulations, and whether it is advisable to take this position in light of Treasury’s views, as described above.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We started our operations in 1999 through Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd., which became our onshore holding company of the main operating subsidiaries in the PRC. In 2000, we formed our wholly owned Hong Kong subsidiary, China Financial Services Group Limited (“CFSGL”), as the offshore holding company of our PRC subsidiaries. In 2006, we were spun off from Fanhua Inc., a company listed on NASDAQ (symbol: FANH), and formed Sincere Fame International Limited (“SFIL”) under the laws of British Virgin Islands as the holding company of CFSGL. In January 2014, CNFinance Holdings Limited was incorporated under the laws of Cayman Islands. CNFinance Holdings Limited became our holding company through share exchanges with the shareholders of SFIL in March 2018. We conduct our business in the PRC primarily through Shenzhen Fanhua United Investment Group Co., Ltd., Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities.

In November 2018, we completed an initial public offering of 7,060,460 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 141,209,200 of our ordinary shares. On November 7, 2018, our ADSs were listed on the New York Stock Exchange under the symbol “CNF.”

Our principal executive offices of our main operations are located 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province 510620, People’s Republic of China. Our telephone number at this address is +86 (020) 6231-6688. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website, http://ir.cashchina.cn/.

4.B. Business Overview

Overview

We are a leading home equity loan service provider in China. We, through our operating subsidiaries in China, conduct business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to us and we introduce eligible borrowers to our trust company partners who will then conduct their own risk assessments and make credit decisions. We have established a national network of 63 branches and sub-branches in over 50 cities in China. In 2019 and 2020, we originated home equity loans with an aggregate principal amount of RMB6.3 billion and RMB8.8 billion, respectively, representing an increase of 39.5%. In 2021, we originated home equity loans with an aggregate principal amount of RMB12.8 billion, representing an increase of 45.2% from 2020 due to the development of the collaboration model.

Our primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 and other major cities in China. We originated home equity loans for 12,790, 17,703 and 22,060 borrowers in 2019, 2020 and 2021, respectively. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. Their financing needs are often unpredictable, time-sensitive and frequent. We believe our target borrowers are underserved by traditional financial institutions due to various reasons. Traditional financial institutions often impose stringent and inflexible loan application requirements designed for large corporations, making it difficult for MSE owners to meet such requirements. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing needs. Moreover, unlike in the United States where home equity loans commonly serve as a financing alternative, traditional lenders in China, such as banks, typically do not grant loans secured by second lien interests and are generally less incentivized to introduce innovative home equity loan products.

We aim to serve our target borrowers by facilitating home equity loans and providing tailored services. Our standardized and integrated online and offline credit application and assessment process shorten the time of loan disbursement, providing expeditious financing solutions to MSE owners. We offer home equity loans to MSE owners that allow them to repay only the interests by installments and repay the full principal amount when due. In addition, we also facilitate home equity loans to MSE owners in the form of installment loans with a monthly contractual interest rate typically ranging from 1.04% to 1.75% and a tenor typically ranging from one to three years, assisting borrowers’ short-term and long-term business planning. In 2019, 2020 and 2021, the average tenor of the home equity loans we originated was 22, 24 and 15 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 19.4%, 17.3% and 16.5% per annum, respectively. Such loan products are secured by first or second lien interests on real properties. 56.4%, 56.3% and 60.5% of our total home equity loan origination volume in 2019, 2020 and 2021, respectively, was secured by second lien interests. Depending on the value of the collateral and the creditworthiness of the borrower, we offer flexible loan principal typically ranging from RMB100,000 to RMB5,000,000.

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

The loans we facilitate are primarily funded through a trust lending model with our trust company partners, who are well-established trust funds in China with sufficient funding sources and have licenses to engage in lending business nationwide. This structure provides us with stable funding sources. Under the trust lending model, our trust company partners set up trust plans and acquire funding from their investors. Trust plans are typical investment vehicles in which investors participate by subscribing to trust units and receive a return as set out in subscription agreements. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio with a term of one to three years. The loans funded by the trust products, however, have terms typically ranging from one to three years. For details of matching our funding sources and loans we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model—Matching of Terms of Funding Sources and Loans.” The contractual ratio of the senior units and subordinated units of trust plans or products is determined pursuant to our collaboration agreements with our trust company partners, which set the upper limit to such ratio at a range of no higher than 3:1. For details, please refer to “Item 4. Information on the Company— B. Business Overview—Our Funding Model—Terms of the Trust Plans” and “—Funding Partners.” As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of trust plans. By subscribing to subordinated units, we are entitled to the residual value from trust plans after certain payments to senior unit holders, trust company partners and third-party service providers. Payments to senior unit holders consist of expected investment returns which are usually paid quarterly and principal amounts which are repaid upon borrowers’ payments of underlying loans. We as subordinated unit holders are paid each quarter after the quarterly payment of interest returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2021, and our financing costs for subordinated units under repurchase arrangements with financial institutions was 8% per annum of the transfer prices for such subordinated units in 2021. Our cost of the subordinated units as measured by the investment amount was RMB3,150.5 million, RMB3,045.2 million and RMB2,919.4 million as of December 31, 2019, 2020 and 2021, respectively. Our investment return from the subordinated units was RMB663.2 million, RMB658.8 million and RMB578.7 million (US$90.8 million) in 2019, 2020 and 2021, respectively.

In December 2018, we introduced our collaboration model under which our sales partners recommend borrowers to us by direct cooperation with us or joining limited partnerships. Sales partners contribute an amount equal to 10% to 25% of the loans issued to the borrowers introduced by them and will receive incentive fees upon a pre-agreed schedule and other conditions. As of the date of this annual report, we have around 1,999 contracted sales partners in total, among which around 1,267 are effective sales partners.

To a lesser extent, we also had a direct lending model through which we lend directly under our small loan licenses to borrowers with our own funding or funding we acquire from transfer of rights to earnings in loans principal, interest and financing service fee receivables to third parties with a repurchase arrangement.

For details of our repurchase agreements with third parties under both the trust lending and direct lending models, please refer to “—Our Funding Model—Funding Sources” and “—Small Loan Direct Lending.” We generally rely on and will continue to rely primarily on our trust lending model, which is supplemented with our direct lending model.

In order to expand our financing channels, we launched in 2021 a new funding model in cooperation with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. We remain the ultimate risk bearer under this funding model as we are obliged to ultimately repurchase any defaulted loans. For details, please refer to “— Our Funding Model— Commercial Bank Partnership.”

We acquire our borrowers primarily through our sales partners. In 2019, 2020 and 2021, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. For details, please refer to “—Collaboration Model.” Through our sales partners and our established network and branch offices, we reach prospective MSE borrowers and assess their creditworthiness and collateral. If these borrowers meet our requirements, we refer them to our trust company partners who make their own independent credit assessment and decisions before directly lending to qualified borrowers. We help trust company partners sign loan agreements with borrowers directly, and assist borrowers in pledging collateral for the benefit of trust company partners. We are designated as the service provider and provide post-loan services such as payment monitoring, debt collection and release of collateral as the need arises. We provide top-up arrangement to trust plans associated with our subscription of subordinated units. Under this arrangement, we are required to manage the NPLs by repurchasing or replacing NPLs, or providing additional funding sufficient to cover outstanding principal and interests of NPLs. We receive a performance-based service fee up to 8% per annum of the size of the trust plan charged to the trust plans for the services we provide.

Our total operating income decreased from RMB1,614.7 million in 2019 to RMB887.9 million in 2020, representing a decrease of 45.0%, and decreased to RMB196.5 million in 2021, representing a decrease of 77.9%. Our net income decreased from RMB534.6 million in 2019 to RMB114.9 million in 2020, representing a decrease of 78.5%, and decreased to RMB65.2 million in 2021, representing a decrease of 43.3%.

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

Our Borrowers

Borrower Base

We strategically target MSE owners who own properties in Tier 1 and Tier 2 and other major cities in China. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. MSE owners often also have financing needs that are unpredictable, time-sensitive and frequent. We believe target borrowers are underserved by traditional financial institutions, whose often stringent and inflexible loan application requirements that are designed for large corporations make it difficult for MSE owners to fulfill. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing need.

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

We originated home equity loans for 12,790, 17,703 and 22,060 borrowers in 2019, 2020 and 2021, respectively. Our borrowers have presence in over 70 Tier 1 and Tier 2 and other major cities in China and are geographically dispersed.

Borrower Acquisition

Under the Collaboration Model, we acquire our borrowers primarily through our sales partners. In 2019, 2020 and 2021, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. For details, please refer to “—Collaboration Model.”

Under our partnership with commercial banks, borrowers are engaged through our local offices and word-of-mouth marketing. Our local staff works with various local resources. We align the incentive of our local staff by offering a commission equal to a pre-determined fixed rate of the loan origination amount.

Collaboration Model

We have switched to a collaboration business model since December 2018 to broaden our prospective borrower bases. Under the collaboration model, we generally require sales partners to contribute from a range of 10% to 25% of the loan principal they introduced (such contribution, the “CRMP”). The percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds investigated by us through market research and multiple negotiations with the local loan practitioners’ association in various cities in China, including four Tier 1 cities, key cities in the Pearl River Delta and the Yangtze River Delta. As of the date of this annual report, we have around 1,999 contracted sales partners in total, among which around 1,267 are effective sales partners.

Under such collaboration model, we will pay incentive fees, or collaboration cost, to each sales partner upon a pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. For each loan, the project cost is agreed between us and sales partners. The project cost is typically between 10.0%-15.8% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan. The project cost in the loan agreement will not change once determined. The collaboration cost is settled monthly as agreed in the collaboration agreement. We only pay the incentive fee to the sales partner according to the pre-agreed schedule when the borrower repays the loan on time, in which case the sales partner is not obligated to return such incentive fee, and the collaboration costs are not subject to reimbursement.

In the event of loans issued to the borrowers acquired under such collaboration model are in default, the respective sales partners who introduced such borrowers will share the credit risks with us by choosing from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement, and a payment of fund possession fee to us following a pre-determined schedule and acquiring respective credit rights under each installments; (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. Upon relinquishing its CRMPs, the sales partner is deemed to be released from its repayment obligations under the collaboration agreement.

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

As of December 31, 2021, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 19.0%, 59.8%, 15.2% and 6.0% respectively. As of December 31, 2020, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 12.0%, 50.8%, 35.9% and 1.3% respectively. The percentage of the option selected is calculated based on the total loans principal amount (excluding any accrued interests) under each option selected by the sales partners divided by the total loans principal amount (excluding any accrued interests) under all options selected by the sales partners.

We believe such collaboration model will decrease our risk exposure. Since in the event that loans issued under the collaboration model are in default, the respective sales partners will share the credit risks with us by choosing from the above-mentioned options. Besides, the CRMPs from sales partners, by their nature, will also mitigate our exposure to credit losses.

Our Products

The home equity loans we facilitate permit borrowers to borrow relatively large amounts up to 70% LTV ratio. Our weighted average LTV ratio was 57.9%, 54.6% and 58.5% for home equity loans originated in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, we originated home equity loans of RMB6.3 billion, RMB8.8 billion and RMB12.8 billion, respectively.

The home equity loans we facilitate are typically secured by apartments, houses or commercial properties owned by borrowers. Unlike most commercial banks, the home equity loans we facilitate can be secured with second lien interests on top of the first lien interests with banks, offering additional financing to MSE owners not otherwise readily available to them.

We facilitate home equity loans with flexible tenors typically ranging from one to three years enabling borrowers’ short-term and long-term business planning. In 2019, 2020 and 2021, the average tenor of the home equity loans we originated was 22, 24 and 15 months, respectively. The slightly longer average tenor of outstanding loans in 2020 than that of 2019 is mainly attributable to the fact that borrowers we acquired in 2020 preferred loans with longer tenor with lower monthly installment since their liquidity is affected by the COVID-19 pandemic. The shorter average tenor of outstanding loans in 2021 than that of 2020 is mainly due to the fact that the majority of loans we facilitated in 2021 were short-term loans with a one-year maturity. The difference in tenor of home equity loans originated over the past three years was mainly driven by the reasons described above and not driven by type of collateral, type of borrower, credit quality or some other factors.

The home equity loans we originate are also competitively priced, with a weighted average contractual interest rate of 19.4%, 17.3% and 16.5% per annum in 2019, 2020 and 2021, respectively. We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments, making it easier for borrowers to manage their cash flow and for us to timely monitor borrowers’ creditworthiness. Under this arrangement, the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of the home equity loan products we originated was 19.4%, 17.3% and 16.5% per annum in 2019, 2020 and 2021, respectively. Borrowers are obligated to pay directly to the trust plans in full the principal amount plus interest when due. We offer a flexible repayment schedule for installment loans, including but not limited to (i) an equal monthly installment comprising principal and interests evenly distributed throughout the life of the loan, (ii) a monthly installment comprising principal and interests in accordance with a pre-agreed step-down schedule, where a borrower starts with a higher equal monthly installment that decreases after a defined period and (iii) a monthly installment of interests only and full repayment of loan principal when due.

To foster our home equity loan business, we also provide bridge loan products, which are generally unsecured short-term loans, to pay off borrowers’ existing loans secured by real property. As a result, such real property will be released from existing loans and can be used as collateral for the home equity loans we facilitate. Once borrowers obtain home equity loans facilitated by us, the bridge loans granted by us will be repaid in full. We granted bridge loans of RMB15.2 million, RMB86.4 million and RMB71.4 million in 2019, 2020 and 2021, respectively. We may continue to originate bridge loans going forward as the need arises.

Our Funding Model

We have explored various funding models and have focused on collaboration with our trust company partners starting in 2014. To a lesser extent, we historically utilized a direct lending model through our small loan subsidiaries. In 2021, we launched a new funding model in cooperation with commercial banks to expand our financing channels. As the commercial bank partnership model currently accounts for only a very small portion of our business, the loan origination volume and outstanding loan principal under such funding model are not included in the financial tables in this annual report, unless otherwise indicated. In 2019, 2020 and 2021, 100.0%, 100.0% and 99.8%, respectively, of the total home equity loan origination volume was originated under the trust lending model.

The following table illustrates the breakdown of the home equity loan origination volume (excluding the loan originated under the commercial bank partnership) by funding model in the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Loan origination volume by funding model
Trust lending	6,340	100.0%	8,846	100.0%	12,816	99.8%
Direct lending	—	0.0%	—	0.0%	22	0.2%
Total	6,340	100.0%	8,846	100.0%	12,838	100.0%

The following table illustrates our funding capital (excluding the loan originated under the commercial bank partnership) from different sources as of December 31, 2019, 2020 and 2021, respectively.

	As of December 31, 2021
	2019		2020		2021
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Funding capital by sources
Trust lending
Senior tranche	6,562	63.2%	5,580	63.5%	7,985	73.2%
Subordinated tranche
Own funds	2,875	27.7%	2,645	30.1%	2,874	26.4%
Transferred to third parties	276	2.6%	400	4.5%	45	0.4%
Direct lending
Own funds	50	0.5%	50	0.6%	0	0.0%
Transferred to third parties	627	6.0%	117	1.3%	0	0.0%
Total	10,390	100.0%	8,792	100.0%	10,904	100.0%

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

As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of each trust product issued under the long-term trust plans. Our cost of the subordinated units as measured by the investment amount was RMB3,150.5 million, RMB3,045.2 million and RMB2,919.4 million as of December 31, 2019, 2020 and 2021, respectively. The trust plans typically pay senior unit holders an amount that equals (i) an expected rate of investment return, which is usually paid quarterly, plus (ii) the principal amount invested, which is the prompt repayment to trust companies after borrowers made payments for the underlying loans. The expected rate of investment return is provided in the subscription agreements of the senior units, to which we are not a party. Such rate of investment return is usually determined by our trust company partners based on market conditions and presented as an estimate. If the expected rate of investment return is not met, our trust company partners are not under any contractual obligation to top up for any shortfalls while we as the subordinated unit holders are required to manage the underlying NPLs to make up the shortfalls pursuant to our credit strengthening services. For details, please refer to “—Credit Strengthening Services.” We as subordinated unit holders are paid each quarter after the quarterly payment of investment returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. The trust company partner is responsible for administering the trust plan and is paid a trust administrative fee.

We are responsible for maintaining the asset quality and receive a performance-based service fee of up to 8% per annum of the size of the trust plan for the services we provide, which decreases with the growth of percentage of NPLs in the amount of loans we facilitated. We as the subordinated unit holder also retain any residual value in trust plans after deducting (i) repayment of principal amount invested by senior unit holders, (ii) financing costs for the senior units, which primarily consist of the expected rate of return to the senior unit holders, (iii) administrative fee payments to trust companies and certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee to us as service provider of up to 8% per annum of the size of the trust plan. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2021.

We received performance-based fee payments of RMB760.5 million, RMB505.9 million and RMB440.1 million in 2019, 2020 and 2021, respectively. Our investment return from the subordinated units was RMB663.2 million, RMB658.8 million and RMB578.7 million (US$90.8 million) for the same periods.

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

We have implemented similar changes with respect to our collaboration agreements with other trust companies. Since March 2018, the newly established trust plans do not provide credit enhancement or top-up arrangement. The existing trust plans, however, still operates under the historical funding arrangements. For details, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our historical credit enhancement arrangements to our trust company partners and current credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.”

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

Funding Partners

As of the date of this annual report, we have formed partnership with well-established trust companies under our trust lending model, including FOTIC, Zhonghai Trust, Zhongyuan Trust, Bairui Trust, Hunan Chasing Trust, Shaanxi International Trust, Bohai Trust, Everbright Trust, Shaanxi International Trust and National Trust. Through these collaborative partnerships, we have access to flexible funding of RMB8.0 billion sourced from the senior unit holders as of December 31, 2021. 71.4%, 69.3% and 62.1% of the loans we originated in 2019, 2020 and 2021, respectively, were funded through FOTIC, mainly due to our familiarity and long-standing relationship with FOTIC. We also work with other leading trust partners to diversify our funding sources.

Funding Sources

Our trust company partners have developed various trust plans to provide home equity loans to borrowers we acquire and recommend. For the years ended December 31, 2019, 2020 and 2021, home equity loans we facilitated under the trust lending model amounted to RMB6.3 billion, RMB8.8 billion and RMB12.8 billion, respectively. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a predetermined ratio. The trust company partners may also transfer the underlying loans of trust products with repurchase arrangements to third parties at a specified annual rate of return when the original trust products become due. From May to December 2018, one trust company partner entered into contracts to transfer an aggregate amount of approximately RMB2.0 billion of loans to third-party transferees at annual rates of return of approximately 12.1% (including fees payable to the trust company partner). As of December 31, 2021, the balance of these transferred loans was nil. We subscribe to subordinated units in the trust plans through our wholly owned subsidiaries. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2021.

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

We fund our subscription of the subordinated units with (i) cash on hand and (ii) proceeds received through repurchase agreements with third parties with respect to subordinated units. Pursuant to such agreements, we transfer to third parties our rights to earnings in subordinated units up to an agreed investment return for a transfer price and are obligated to repurchase such right at a fixed repurchase price. Under such agreements, we continue to bear the risk of loss on the subordinated units and enjoy the upside on any return above the agreed investment return. The terms of our repurchase agreements may vary, such as obligating us to pay an expected investment return each quarter and the principal amount on or before the maturity date or requiring us to pay a lump sum amount within a specified period of time (generally within 360 days). In 2019, 2020 and 2021, we transferred our rights to earnings in subordinated units to a private equity fund and to certain third parties.

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

Under our trust lending model, once a trust product matures, the trustee strives to repay the expected rate of investment return and principal to the senior unit holders. Under our previous credit strengthening services, we were required to make up for any shortfalls if the proceeds from loans were less than the principal amount invested by the senior unit holders and the agreed financing costs for the senior units, which primarily consist of the expected rate of investment return to the senior unit holders. We ceased to provide such credit strengthening services since March 2018. The trust products set up under long-term trust plans usually have a term of one to three years. The loans we facilitate have tenors typically ranging from one to three years. Historically, majority of the loans we facilitated were repaid within the first two years.

As of December 31, 2019, 2020 and 2021, the balance of loans that exceeded the terms of the underlying trust products was RMB89.8 million, nil and nil, respectively, as measured by the amount of senior units whose outstanding terms are shorter than the remaining tenor of the underlying loans.

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

Small loan direct lending business in China requires a license granted by local regulatory authorities and is subject to leverage constraints. Our three small loan subsidiaries in Beijing, Shenzhen and Chongqing have relevant licenses to conduct direct lending business since 2012, 2012 and 2011, respectively. Subject to various regulations, some of our direct lending business is limited to certain regions for which we have a license to engage in such business. Due to regulatory financing/net capital ratio constraints and for liquidity reasons, we expect that direct lending will remain a fairly limited and immaterial part of our business in the near future. For the years ended December 31, 2019, 2020 and 2021, our loan origination volume through direct lending was nil, nil and 22 million respectively. The balances of the borrowings that were funded by third parties for the small loan direct lending business were RMB37.5 million, RMB9.3 million and nil as of December 31, 2019, 2020 and 2021, respectively.

Commercial Bank Partnership

In order to expand our financing channels, we launched in 2021 a new funding model in cooperation with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. Under this new funding model, we work with a guarantor company and provide matching services to our commercial bank partners for small and micro enterprises borrowers who seek business loans in exchange for real estate properties as collateral. The borrowers are obliged to mortgage their real estate properties to the commercial bank partner as collateral, while the guarantor is obliged to provide the guarantee deposit and be responsible for preliminary review of the borrower, other pre-loan inspections and forward transfer services of past due loans as credit enhancement. Before making any decision, each of our commercial bank partner, the guarantor and ourselves will conduct a risk assessment of the borrower and the commercial bank partner holds the ultimate power to approve or reject a borrower. Once the loan is successfully granted by the commercial bank, we will receive a service fee and the guarantor company will receive a guarantee fee based on a pre-determined schedule. We remain the ultimate risk bearer by being obliged to ultimately repurchase any defaulted loans. See “Risk Factors – Risks Related to Our Business – If we are unable to achieve low delinquency ratio for loans originated by us, our business and results of operations may be materially and adversely affected.” and “Risk Factors – Risks Related to Our Business – If our or our trust company partners’ or our commercial bank partners’ risk management system fails to perform effectively, such failure may materially and adversely impact our operating results.”

The loan origination volume in 2021 under this new funding model with commercial banks was approximately RMB41.6 million and the outstanding loan principal at the end of 2021 was RMB31.3 million. As the commercial bank partnership currently accounts for only a very small portion of our business, the loan origination volume and outstanding loan principal under such funding model are not included in the financial tables in this annual report, unless otherwise indicated.

Our standardized transaction process under this new funding model is illustrated below.

Step 1: Borrower assessment

After obtaining the list of qualified borrowers, we first perform due diligence on such borrowers and then share those customer information with the guarantor company we work with for its own risk assessment.

Step 2: Loan application referral

After passing the guarantor’s risk assessment, the borrower will be introduced to our commercial bank partner. Such commercial bank partner will perform its own risk assessment and the borrower may be rejected even if the borrower passed the previous risk assessment by the guarantor.

Step 3: Credit decision shared through internal system

After the loan is either approved or rejected by the commercial bank partner, the information will be timely reflected back to the guarantor and us through internal systems for further actions and services.

Step 4: Guarantee Agreement

If the commercial bank partner decides to grant a loan, it will inform the guarantor to issue a guarantee agreement indicating that the guarantor is obliged to provide post-origination services and take legal responsibilities of any accidents that may happen relating to the borrower, including default risks. Additionally, for security purposes, the guarantor is obliged to provide a guarantee deposit as illustrated in Step 7 below.

Step 5: Pledging collaterals

Before releasing the loan to the borrower, the commercial bank partner entrusts the guarantor to assist the borrower completing the process of mortgaging their real estate properties, notarizing the loan contracts and obtaining encumbrance certificates. The guarantor is then obliged to send these documents directly back to the commercial bank partner.

Step 6: Loan agreement

After receiving the documents mentioned in Step 5, the commercial bank partner will proceed to the contract-signing process with the borrower.

Step 7: Guarantee deposit

After receiving all the required legal documents and signing the loan agreement, the commercial bank partner releases the loan to the borrower. For security purposes, the guarantor is obliged to pay a fixed percentage of total remaining loan balance as guarantee deposit to the commercial bank partner.

Step 8: Service fee

We will receive facilitation service fee for our loan facilitation services. Under different collaboration arrangements, the borrower could pay such service fee directly to us on the due date of each installment or submit both the service fee and installment to the commercial bank and the commercial bank will disburse such service fee to us.

Step 9: Repayment of loan principal and interest

The borrower repays all principal and interest directly to the commercial bank partner. After the borrower settles the principal and interest of the loan in advance or at maturity, the commercial bank partner will issue a settlement report, and the borrower can apply for collateral release with the assistance from the guarantor. The guarantor can confirm this information with the commercial bank partner and the commercial bank partner will issue the required documents to release the collateral. These legal documents will be delivered to us within 3 business days from the date when the borrower applies to release the collateral, and the guarantor and we are responsible for the releasing process.

Business Infrastructure

Since our inception, we have strategically developed a network of branches and sub-branches in over 50 cities in China. Specifically, we have carefully selected the geographic location of our offices with 14 branches and sub-branches in the Pearl River Delta region, 7 branches and sub-branches in the Yangtze River Delta region, and 42 branches and sub-branches in other areas. We prioritize expanding into cities that have stable housing market synergetic to our established network.

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

Risk Management

As a core component of our sustainable business model, we have developed a rigorous and robust risk management system. We focus on assessing both credit risks of borrowers and quality of collateral with our integrated online and offline processes. Our risk management system helps assist our trust company partners perform their own independent credit assessment. As of December 31, 2021, we had 443 employees in our risk management team. We impose strict guidelines on loan approvals and separation of loan approval and risk management. The loans we originated are divided into different categories by amount and are reviewed by various levels of seniority.

Our risk management is based on our institutional knowledge and is well tested and evidenced by historical performance and based on our product design, dual-factor risk assessment and effective post-loan management procedures. As of December 31, 2019, 2020 and 2021, the NPL ratio was 13.7%, 11.7% and 9.4%, respectively.

Credit risk mitigation embedded in product design

The home equity loans we facilitate primarily take real properties located in Tier 1 and Tier 2 and other major cities as collateral. Our loan portfolio spreads over 70 cities across China. We believe that such geographic diversification better protects us against deterioration of local housing and economic conditions. To further limit credit risk, we devoted to control home equity loans up to 70% LTV ratio with weighted average LTV ratio of 57.9%, 54.6% and 58.5% for home equity loans originated in 2019, 2020 and 2021, respectively, to ensure recovery in the event of borrower default. The LTV ratio varies for different types of real properties and is also adjusted pursuant to a borrower’s credit history and quality of the collateral and may be lowered in the event of a past default.

We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments. This strategic design allows us to timely monitor borrowers’ creditworthiness and initiate collection process at an early stage. We review a borrower’s monthly cash flow to determine the tenor of the loan. Borrowers with stronger cash flow will have the option of shorter tenors, which may require larger payment on each installment. Borrowers with weaker cash flow are usually encouraged to take loans of longer tenor, so as to lower the amount of each installment. We may also require deposit payment for borrowers with past default. In addition, the maximum tenor of the loan is determined by the term of the relevant trust plan.

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

Immediately before the pledge of collateral is processed, we conduct a final lien search on the property to confirm if its lien status remains the same as previously reviewed. In the case that the lien status has not changed, we assist the borrower to pledge the collateral under the trust partner’s name. A representative from our company submits both the loan agreement and the pledge agreement to the local Housing Administration Bureau for the collateral pledge, specifying that such collateral is exclusively pledged for protection of such loan. The Housing Administration Bureau will issue a warrant that clearly states the lender and the amount of the mortgage.

After successfully receiving the “deposit receipt” issued by the Housing Administration Bureau, we transfer the receipt to our trust partner and inform the trust partner to release the loan to the borrower. Borrowers are obligated to return loan proceeds if the pledge is not successfully registered under extreme circumstances.

Judicial foreclosure of the collateral

We usually suggest our trust partners pursue foreclosure for loans more than 90 days past due. In 2019, 2020 and 2021, 21.1%, 7.4% and 3.3% of the delinquent loans the Company facilitated entered into foreclosure process, respectively. The amount where the foreclosure was ultimately concluded was RMB223.8 million, RMB114.5 million and RMB108.2 million in 2019, 2020 and 2021, respectively, among which RMB18.0 million, RMB6.1 million and RMB4.1 million had additional losses beyond what was already recorded in the allowance for credit losses in 2019, 2020 and 2021, respectively. The amount of such additional losses was RMB3.4 million, RMB1.9 million and RMB1.5 million in 2019, 2020 and 2021, respectively.

In 2021, the total loan amount disposed through judicial foreclosures were RMB108.2 million, including RMB46.6 million of first lien loans and RMB61.6 million of second lien loans. We recovered a total loan amount of RMB113.3 million through judicial foreclosures in 2021, including first lien amount of RMB49.3 million and second lien amount of RMB64.0 million. The corresponding allowances in 2021 by first lien and second lien were RMB19.5 million and RMB40.4 million, respectively.

According to the loan agreement, when a loan defaults, our trust partner are entitled to the full recovery of the delinquent principal, delinquent interest and penalties if any. If the proceeds from judicial disposal of the collateral is sufficient to cover the aforementioned full recovery amounts, we will obtain the amount of which may exceed the principal of the delinquent loan.

When calculating the impairment loss, we consider various expenses that may be incurred during the debt collection process, such as litigation fees, attorney fees, and other costs directly related to the collection process. The collection process to settle a past due loan generally takes one and a half to two years.

In 2021, the amount of loans where the Company abandoned the foreclosure process was RMB50.6 million. We abandon foreclosure when the defaulting borrower has regenerated ability to repay its debt by financing efforts or selling the collateral on its own and seeks to settle with the Company.

Effective post-loan management procedures

Under the agreements with our trust company partners, we are responsible for assisting our trust company partners in monitoring collection of overdue principal and interest, and are authorized by our trust company partners to oversee the collection process.

Monitoring repayments. We help our trust company partners closely monitor loan repayments. and help our sales partners closely monitor the real-time repayment status by posting them on the mobile app. Our system generates automatic payment reminders through SMSs one week before the due date. Collaborating with multiple sources of credit reference agencies, we help our trust company partners closely monitor if borrowers are involved in any new litigations.

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

●	Within three to five business days past due, we and our sales partners will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties.

●	After a loan is past due for over six days, we and our sales partners will arrange a site visit to further assess the situation. If agreeable with the defaulting borrower, we will arrange for quick disposal plans, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, we will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral. Once payment is 20 days past due, we will assist the trust partner to start preparing documents and materials for arbitration. Once payment is 30 days past due, we will assist the trust partner to initiate judicial proceedings against the defaulting borrower and inform the relevant sales partners of the situation. Once payment is 30 to 90 days past due, we and our sales partners will continue the collecting efforts, including initiating private negotiations with the borrower and requesting the borrower to repay the loan through self-raising of money or voluntary sale of the collateral, transferring the defaulted loans to the third parties, and move forward with the arbitration process.

●	Typically, when payment is over 60 days past due, we will keep the sales partners informed and the sales partners shall choose from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each installments (this option was introduced since the first quarter in 2020 recognizing the fact that the sales partners’ cash flow may be affected by the COVID-19 pandemic and may need to make repayment to us in installments); (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. If the sales partners do not choose to fully repay us as mentioned in (i) and (ii) above, we will confiscate the CRMP corresponding to the loan in default. Meanwhile, we will continue the collecting efforts and move forward with the judicial process or quick disposal plans. As of December 31, 2021, for all of the loans with payment over 60 days past due, our sales partners have either fulfilled or are in the process of fulfilling their obligations under our agreements with them.

We have implemented detailed debt collection guidance and code of conduct for our local staff to ensure our debt collection methods are ethical and in compliance with laws and regulations, and we share such materials with our sales partners for them to adjust their debt collection procedures accordingly. We recovered loan principal, interest and penalties which equal to 100.1%, 102.4% and 83.3% of the actual outstanding loan principal of these delinquent loans in 2019, 2020 and 2021, respectively.

Transferring default loans to third parties is one of our loan recovery methods. If sales partners choose to fulfill their obligations to provide guarantee for the loans they introduced by repurchasing the delinquent loans according to the collaboration agreements signed between us and the sales partners, we would assist the trust partner to fully transfer the outstanding loan and related rights to the collateral to the sales partners at current market fair value. Under the circumstances of selling delinquent loans to local investment asset management companies, experienced law firms or other entities, our post-loan department conducts a final check to determine the probability of recovering those loans by other collecting methods in shorter time before making the final decision on whether to sell those loans to a third party.

Collateral

The borrowers pledge their real properties to our trust company partners in the case of trust lending and to our small loan subsidiaries in case of direct lending. We have developed detailed guidelines for real property collateral. The LTV ratios are also adjusted based on the type of property (residential or commercial), floor plan, age and credit history of property owners. As of December 31, 2021, the updated LTV as of the most recent balance sheet date was 56.0%, with 45.7% for the first lien loans and 58.6% for the second lien loans, which is calculated by the percentage of outstanding loan principal of the re-appraised collateral value as of December 31, 2021. In the circumstances where we are facilitating the second lien loans, we have to obtain a prior authorization from the borrower before it checks the borrower’s credit status for the updated first lien balance, which is not practical in daily operation. Therefore, we use outstanding first lien balance at origination in the above calculation.

The following table illustrates the weighted average LTV ratio of all home equity loans we originated for the periods or as of the dates indicated, and a breakdown by collateral type.

	For the Year Ended December 31,
	2019	2020	2021
Weighted average LTV ratio by collateral type
First lien
Apartment	56.0%	54.7%	55.6%
House	47.9%	44.4%	44.1%
Commercial property	43.9%	40.7%	36.6%
Total	54.8%	53.8%	54.9%

Second lien
Apartment	60.8%	59.8%	61.4%
House	50.0%	45.9%	48.9%
Commercial property	45.5%	50.9%	49.4%
Total	60.2%	58.8%	60.8%

Total	57.9%	54.6%	58.5%

The following table illustrates distribution of our outstanding loan principal (excluding loans held for sale) by city tier as of December 31, 2019, 2020 and 2021, respectively.

	As of December 31,
	2019		2020		2021
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Outstanding loan principal (excluding loans held for sale) by collateral city tier
Tier 1	2,611	24.5%	2,202	24.4%	2,851	30.3%
Tier 2	7,344	68.8%	6,080	67.2%	5,992	63.7%
Others	712	6.7%	760	8.4%	565	6.0%
Total	10,667	100.0%	9,042	100.0%	9,408	100.0%

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

	For the Year Ended December 31,
	2019		2020		2021
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Loan origination volume by first/second lien
First lien	2,764	43.6%	3,864	43.7%	5,065	39.5%
Second lien	3,576	56.4%	4,982	56.3%	7,773	60.5%
Total	6,340	100.0%	8,846	100.0%	12,838	100.0%

The following table illustrates distribution of our outstanding loan principal (excluding loans held for sale) generated by first lien and second lien in the periods indicated.

	As of December 31,
	2019		2020		2021
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Outstanding loan principal (excluding loans held for sale) by first/second lien
First lien	4,360	40.9%	3,874	42.8%	3,513	37.3%
Second lien	6,308	59.1%	5,168	57.2%	5,895	62.7%
Total	10,668	100.0%	9,042	100.0%	9,408	100.0%

The percentage of loans originated by first lien decreased from 43.7% for the year 2020 to 39.5% for the year 2021, while the percentage of outstanding loan principal generated by first lien decreased from 43.4% for the year 2020 to 37.3% for the year 2021.

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the amount of loans (excluding loans held for sale) subject to the collaboration agreements by types of underlying collateral and by first lien and second lien as of December 31, 2019, 2020 and 2021, respectively, and the 2020 and 2021 results are presented based on the revised charge-off policy, while the 2019 results are presented on the basis prior to the revision:

	As of December 31, 2021
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total

First lien
Apartment	35,250	3,264,112	3,299,362
House	1,552	126,960	128,512
Commercial property	4,550	80,301	84,851
Total	41,352	3,471,373	3,512,725

Second lien
Apartment	34,236	5,569,525	5,603,761
House	4,038	239,387	243,425
Commercial property	1,084	47,348	48,432
Total	39,358	5,856,260	5,895,618

Total	80,710	9,327,633	9,408,343

	As of December 31, 2020
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total

First lien
Apartment	614,819	2,850,699	3,465,518
House	18,172	144,707	162,879
Commercial property	120,283	124,968	245,251
Total	753,274	3,120,374	3,873,648

Second lien
Apartment	872,112	3,964,981	4,837,093
House	56,476	174,230	230,706
Commercial property	33,462	66,601	100,063
Total	962,050	4,205,812	5,167,862

Total	1,715,324	7,326,186	9,041,510

	As of December 31, 2019
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total

First lien
Apartment	1,869,949	1,827,803	3,697,752
House	71,965	118,405	190,370
Commercial property	322,514	148,999	471,513
Total	2,264,428	2,095,207	4,359,635

Second lien
Apartment	3,098,213	2,689,406	5,787,619
House	221,417	158,521	379,938
Commercial property	137,327	2,724	140,051
Total	3,456,957	2,850,651	6,307,608

Total	5,721,385	4,945,858	10,667,243

Technology

Our technology departments is composed of 21 employees as of December 31, 2021. We utilize our home equity loan information technology system to support our standardized credit application process. Through our information technology system, we are able to connect with third-party service providers’ systems, including credit risk evaluation systems and leading property appraisers, to automatically collect data generated from their systems. In addition, our local staff uploads information collected during the due diligence process on a timely basis to supplement external credit data and ensure efficient approval process. Furthermore, we exchange loan application and approval information through our information technology system with our trust company partners’ systems. Our sales partners could acquire borrowers, upload due diligence files, track risk assessment processes and check their incentives online using this system.

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

Sales and Marketing

We acquire borrowers primarily through our sales partners. In 2019, 2020 and 2021, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. For details, please refer to “—Our Borrower—Borrower Acquisition.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 17 software copyrights in China, including our proprietary loan management software and financial data analytics software. We have registered our domain name, cashchina.cn. As of December 31, 2021, we had eight registered trademarks, including our “CNFH” and company logo.

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

Competition

As a leader in China’s home equity loan service industry, we face competition from other national or regional home equity loan providers and home equity loan service providers, as well as from commercial banks and other traditional financial institutions. As our business continues to grow, we also face significant competition for highly skilled personnel, including management, marketing team and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and recruit additional highly skilled employees.

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

On December 24, 2021, the Standing Committee of the 13th National People’s Congress issued the draft Amendment to the PRC Company Law (“draft”), which expands the scope of capital contributions to include equity and creditor’s rights. The draft improves the provisions of duties of loyalty and diligence for directors, supervisors, and senior managers, and tighten their responsibilities to maintain the Company’s capital. The draft increases the reporting obligations of related party transactions and expands the scope of related parties to include family relatives of directors, senior management and supervisors as well as units or individuals associated with them.

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

Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version)

The Negative List uniformly lists special administrative measures on foreign investment access such as requirements on equity interest and management. Foreign investors investing in the fields and industries not listed in the negative list are treated equally with the domestic investors. The Negative List lists the transitional period for removing or relaxing access restrictions in certain fields and industries. After the transitional period, the investment access restrictions will be cancelled or relaxed. Our business is currently not listed in the Negative List (2021 Version).

According to Measures for Security Review of Foreign Investment, which was promulgated by the NDRC and the Ministry of Commerce in December 2020 and has been come into effect in January 2021, the Foreign Investment Security Review Mechanism, or the Security Review mechanism, in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

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

Regulations Relating to Loans and the Interest Rate

Part III Contracts of Civil Code of People’s Republic of China, which became effective in January 2021, or the Contract Part, governs the formation, validity, performance, enforcement and assignment of contracts. The Contract Part requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Decision of the Supreme People’s Court on Revising the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (2nd Revisions in the year of 2020) issued by the PRC Supreme People’s Court in December 2020 and effective since January 2021, or the Revised Private Lending Judicial Interpretations, private lending refers to the act of financing among natural persons, legal persons and unincorporated organizations.

The revised Private Lending Judicial Interpretations required to reduce the maximum annual interest rate allowed on private lending to four times of the one-year loan prime rate (LPR). The one-year LPR refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center, which was authorized by the PBOC, on the 20th of each month since August 20, 2019.

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

To further clarify the criminal charges and punishments relating to illegal public fundraising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, or the Illegal Fundraising Judicial Interpretations, which came into force in January 2011. Decision of the Supreme People’s Court on Revising the Interpretations of the Supreme People’s Court on Certain Issues Concerning the Specific Application of Law in the Trial of Criminal Cases Involving Illegal Fund Raising came into force on March 1, 2022. The Illegal Fundraising Judicial Interpretations provides that a public fundraising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law if it meets all the following four criteria: (i) taking in funds without license of the relevant authority or under the disguise of lawful business operations; (ii) publicizing by means of Internet, media, recommendation fairs, leaflets or mobile phone text messages, or other means; (iii) promising to repay the principal and interests or make payments in forms such as currency, real objects or equities, within a certain time limit; and (iv) absorbing funds from the general public, namely unspecified people. An illegal fundraising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fundraising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fundraising targets involved, (iii) with direct economic loss caused to fundraising targets exceeding RMB500,000, or (iv) the illegal fundraising activities have caused baneful influences to the public or have led to other severe consequences. In addition, any entity that, while knowingly aware that another party deceptively issue securities, illegally accepts deposits from the general public, issues stocks and corporate bonds without permission, practice fund-raising fraud, or carry out fund-raising criminal activities such as organizing and leading pyramid sales activities, provides publicity such as advertising to such party, shall be convicted and punished as an accomplice for committing the relevant crime. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fundraising Criminal Cases, the administrative proceeding for determining the nature of illegal fundraising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fundraising, and the administrative departments’ failure in determining the nature of illegal fundraising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising. According to “the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on the Promulgation of Opinions on Several Issues in Handling Criminal Cases of Illegal Fundraising” issued in January 2019, the determination of the “illegality” of fundraising shall be based on the laws and regulations of the national financial management. If there are only general stipulations in the laws and regulations of the national financial management, the “illegality” could be determined in accordance with the spirit of laws and regulations and the provisions on regulatory documents such as regulations, measures, and implementation rules of the People’s Bank of China, the China Insurance Regulatory Commission, the China Securities Regulatory Commission.

According to Regulations on Preventing and Dealing with Illegal Fundraising, which came into effect in May 2021, illegal fundraising involves collecting funds from non-specific targets with promised principal and interest or other investment returns, without lawful permission from the State Council’s financial management departments or in violation of China’s financial management rules. Provincial-level governments should have overall responsibility for anti-illegal fundraising efforts within their respective administrative regions, and local governments should build necessary work mechanisms. Financial and non-banking payment institutions should report large-value and suspicious transactions as required, and analyze and identify related accounts having suspected association with illegal fundraising.

Regulations Relating to Mortgage

The principal regulations governing mortgage include the Part II Property Rights (including Security Rights) of Civil Code of the PRC and their respective Interpretations of the Supreme People’s Court. Under these laws and regulations, in order to create a legal and executable mortgage, the parties concerned shall conclude a written mortgage contract and complete the mortgage registration formalities with applicable real estate registration authorities. Mortgage interests shall be created at the time of registration.

Under the Part II Property Rights of Civil Code of the PRC, a mortgage contract shall include, amongst others, the following terms: (1) type and amount of the secured debt; (2) term for performance of debt obligations by the debtor; (3) mortgaged property’s description, quality, quantity, condition, location, ownership or ownership of the right to use the mortgaged property; and (4) scope of the guarantee. In March 2019, the PRC Ministry of Land and Resources revised the Implementation Regulations for the Provisional Regulations on Real Estate Registration, according to which the mortgage contract is one of the required registration materials to be submitted to the real estate registration authorities.

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

In June, 2021, the PBOC issued the draft revision of the PRC Anti-Money Laundering Law (draft) for public comments. According to the draft of Anti-money Laundering Law, predicate acts of money laundering include not only criminal activities, but also newly include illegal activities. The draft of Anti-money Laundering Law also includes in the scope of Anti-money Laundering monitoring activities that conceal the nature of the proceeds of illegal activities and the source of their proceeds.

The Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, which became effective in April 2021, clarified that the following financial institutions duly established within the PRC territory are subjected to fulfill anti-money laundering related obligations: (a) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (b) securities companies, futures companies and fund management companies; (c) insurance companies and insurance asset management companies; (d) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies and wealth management subsidiaries of commercial banks; and (e) other financial institutions. Besides, such obligations also apply to the non-bank payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The PBOC and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risks conditions and operation scale, construct anti-money laundering information system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

Regulations Relating to Internet Information Security and Privacy Protection

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

On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. According to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide, or disclose personal information of others.

On June 10, 2021, the Standing Committee of the National People’s Congress adopted the Data Security Law, which took effect on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, the Data Security Law clarifies the data security protection obligations of organizations and individuals carrying out data-related activities and implementing data security protection responsibility.

In August 2021, The Personal Information Protection Law was passed by the Standing Committee of the National People’s Congress and was effective from 1 November 2021.

The Personal Information Protection Law is the first piece of legislation in China dedicated to the protection of personal information. It establishes individuals’ consents as the principal legal basis for processing personal information. It requires that the processing of personal information shall abide by the principles of legality, fairness, good faith, minimum necessity, openness, and transparency. There shall also be specific and reasonable purposes of processing. Individuals shall have the right to access and obtain a copy of their personal information from the processors of personal information. Individuals can also request the processors of personal information to rectify or delete their personal information, as well as to provide them with means to transfer their personal information to other processors. Processors of personal information which need to transfer personal information out of the Mainland China shall obtain separate consent from individuals, and meet certain requirements, such as passing the security assessment made by the state cyberspace authorities, obtaining the required certification, or entering into a standard contract as prescribed by the state cyberspace authorities.

The Personal Information Protection Law contains provisions on extraterritorial application. Foreign organizations which process personal information of individuals in PRC for the purposes of offering products or services to them, or analyzing and assessing their behaviors, shall be subject to this law. These foreign organizations shall also establish designated agencies or appoint representatives in PRC. A processor of personal information which contravenes the requirements under the Personal Information Protection Law is liable to a maximum fine of RMB50,000,000 or 5% of its annual turnover of the preceding year. Other penalties may include suspension of operation for rectification, cancellation of business permits or licenses, etc.

On November 14, 2021, the Cyberspace Administration of China (CAC) released the draft of Regulations on Network Data Security Management for public comments. It clarifies how network data should be categorized and provides illustrations of what would constitute important data. It requires that processors of important data (including those processing personal data of more than 1 million individuals) to comply with special obligations, which includes conducting an annual security assessment (either through a self-assessment, or by a qualified third party), and submitting the annual assessment report to the local CAC by 31 January of the following year. It requires obtaining consent from the local supervising authority for the industry concerned or the local CAC before engaging in the sharing, trading, or processing through third parties of important data. The Regulations on Network Data Security Management clarify the conditions that trigger a cybersecurity review required by the CSL, including data processing activities that affect or could affect national security.

Regulations Relating to Credit Reporting Business

The Measures for Credit Reporting Business (“Measures”) was issued by the PBOC in September 2021and was promulgated in January 2022. The Measures define “credit information” as information that “serves the financial and other activities and is used to determine individuals and enterprises credit status, and information originated from analysis and evaluation of individuals and enterprises’ credit status based on the foregoing information”. It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China as well as such activities carried out outside China but targeting Chinese residents. It provides rules on credit reporting business and credit reporting agencies, requiring that any institution shall obtain the permission for a personal credit reporting agency from the People’s Bank of China in accordance with the law to engage in personal credit reporting business; handle the record-filing of a corporate credit reporting agency in accordance with the law to engage in corporate credit reporting business; or handle the record-filing of a credit rating agency in accordance with the law to engage in credit rating business. The Measures require financial institutions to be prohibited from cooperating with unauthorized institutions. If relevant institutions have already cooperated with unauthorized institutions, they should complete compliance rectification within 18 months from January 1, 2022.

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

As of December 31, 2021, we had eight registered trademarks with the Trademark Office under the State Administration for Industry and Commerce. We have 17 registered Copyright of Software Products and one registered Domain Name.

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

Stamp Tax

As regulated in the Stamp Tax Law, which will come into effect on July 1, 2022, the taxable items include contracts, documents of transfer of property rights, and business account books, and the transfer of stocks and depositary receipts issued based on stocks that are traded on stock exchanges legally formed and other national securities trading venues approved by the State Council. The effect of this law will have an impact on our tax situation.

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

On June 9, 2016, the SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from overseas public offerings. Circular 16 allows that the discretionary settlement of foreign exchange receipts under capital accounts refers to the case in which the foreign exchange receipts under capital accounts (including foreign exchange capital, foreign debts, and repatriated funds raised through overseas listing) subject to discretionary settlement as expressly prescribed in the relevant policies may be settled with banks according to the actual need of domestic institutions for business operations. Where the current regulations contain any restrictive provisions on the foreign exchange settlement of foreign exchange receipts under capital accounts of domestic institutions, such provisions shall prevail. Domestic institutions may, at their discretion, settle up to 100% of foreign exchange receipts under capital accounts for the time being. The SAFE may adjust the above proportion in due time according to balance of payments. In addition, Circular 16 specifies the use of foreign exchange receipts under capital accounts of a domestic institution and the RMB funds obtained thereby from foreign exchange settlement shall be subject to the following provisions: (i) they shall not, directly or indirectly, be used for expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations of the State; (ii) unless otherwise specified, they shall not, directly or indirectly, be used for investments in securities or other investment than banks’ principal-secured products; (iii) they shall not be used for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) they shall not be used for the construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). Where there is any contractual stipulation on the use scope of revenue under capital accounts between a domestic institution and other parties concerned, the relevant funds shall not be used beyond such scope. Unless otherwise specified, such stipulation shall not conflict with this Circular. Moreover, Circular 16 allows the enterprises to use their foreign exchange capitals under capital accounts allowed by the relevant laws and regulations.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials for each transaction evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations.

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

On March 1, 2020, Securities Law of the People’s Republic of China (Revised in 2019) became effective. It stipulates that any securities issuance and trading activities outside the People’s Republic of China that disrupt the domestic market order in the PRC and damage the legitimate rights and interests of domestic investors shall be investigated for legal liability in accordance with the relevant laws. This gives the China Securities Regulatory Commission, public security organs and judicial organs “long-arm jurisdiction” over overseas securities market activities.

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic companies (Draft for Comments), or the Draft Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning or a fine of one to ten million RMB. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked. The Draft Measures also provide that a PRC domestic company must file with the CSRC within three business days for its follow on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. However, there is no timetable as to when these drafts will be enacted.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic companies (Draft for Comments), or the Draft Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning or a fine of one to ten million RMB. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked. The Draft Measures also provide that a PRC domestic company must file with the CSRC within three business days for its follow on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. However, there is no timetable as to when these drafts will be enacted.

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “ Draft Archives Rules”). The Draft Archives Rules is open for public consultations until April 17, 2022. The Draft Archives Rules includes both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) if during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC. As of the date of this annual report, we have not provided files or copies of files outside China that involve national secrets, national security, vital interests, or have important preservation value to the nation and society. However, we cannot guarantee that relevant government agencies of China, including the China Securities Regulatory Commission, will have the same opinion as ours. The above-mentioned consultation draft has not yet come into effect, and there are still uncertainties in the interpretation and implementation of this provision.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

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

Administrative Measures for Online Marketing of Financial Products (Draft for Comment)

The “Administrative Measures for Online Marketing of Financial Products (Draft for Comment)” was published on December 31, 2021, requiring financial institutions to conduct online marketing of financial products on their own or entrust Internet platform companies to conduct online marketing of financial products within the scope of business permitted by the financial regulatory authorities. Any institution or individual is prohibited from providing online marketing for illegal financial activities such as illegal fundraising.

4.C. Organizational Structure

The following diagram illustrates our corporate structure with material subsidiaries as of the date of this annual report. For a complete list of our subsidiaries, please refer to note 1 to our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021 included elsewhere in this annual report. We subscribe to the subordinated units of the trust products issued under long-term trust plans through three of our wholly owned subsidiaries, Guangzhou Heze Information Technology Co., Ltd., Guangzhou Chengze Information Technology Co., Ltd., and Shenzhen Fanhua United Investment Group Co., Ltd. From an accounting perspective, we are exposed to the risk and variability of returns from activities of the trust plans and are therefore required to consolidate the financial results of the trust plans, including the results related to the senior units. Financial data of a trust plan is consolidated as if the trust plan is a subsidiary. Income and expenses of the trust plans are consolidated on our consolidated statements of comprehensive income while assets and liabilities of the trust plans are consolidated on our consolidated balance sheet. We do not, however, have ownership interest in the trust plans from a legal perspective other than in the subordinated units that account for only a portion of the total outstanding amount of the trust plans. For details of the contractual structural leverage ratio of each trust plan, please refer to “Item 4. Information of the Company—B. Business Overview—Our Funding Model.”

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Guangzhou, China, where we lease 1,855 square meters of office space pursuant to a lease expiring in September 2022. We also maintain leased properties ranging from 30 square meters to 1,855 square meters in over 50 cities. The lease term varies from five months to five years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional funding as needed to accommodate future growth.

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

We have established a national network of 63 branches and sub-branches in over 50 cities in China. We acquire our borrowers primarily through our sales partners. In 2019, 2020 and 2021, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” In 2019 and 2020, we originated home equity loans with an aggregate principal amount of RMB6.3 billion and RMB8.8 billion, representing an increase of 39.5% from 2019. In 2021, we originated home equity loans with an aggregate principal amount of RMB12.8 billion, representing an increase of 45.5% from 2020. We originated home equity loans for 12,790 and 17,703 borrowers in 2019 and 2020, respectively, representing an increase of 38.4%. In 2021, we originated home equity loans for 22,060 borrowers, representing an increase of 24.6% from 2020. In 2019, 2020 and 2021, the average tenor of the home equity loans we originated was 22, 24 and 15 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 19.4%, 17.3% and 16.5% per annum, respectively. The decrease in the weighted average effective interest rate is due to an effort to comply with recent rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020, although we do not believe we are regulated by the Amendment as a loan facilitator in collaboration with licensed trust company partners, we have voluntarily adjusted the interest rates on the loan products we facilitate to comply with the new standards under the Amendment.

Our practical risk assessment procedure focuses on both credit risks of borrowers and quality of the collateral. We have also established guidelines on characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%. The weighted average LTV ratio of the home equity loan origination volume was 57.9%, 54.6% and 58.5% in 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, our NPL ratio was 13.75%, 11.66% and 9.42%, respectively. Charge-off ratio in 2019, 2020 and 2021 was 1.61%, 11.30% and 3.66%, respectively.

Our total operating income decreased from RMB1,614.7 million in 2019 to RMB887.9 million in 2020, representing a decrease of 45.0%, and decreased to RMB196.5 million in 2021, representing a decrease of 77.9%. Our net income decreased from RMB534.6 million in 2019, representing a decrease of 78.5% to RMB114.9 million in 2020, and decreased to RMB65.2 million in 2021, representing a decrease of 43.2%.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of trust plans and provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated unit holder and (ii) a performance-based service fee up to 8% per annum of the size of trust plans payable to us for our services provided to trust plans. Our cost of the subordinated units as measured by the investment amount was RMB3,150.5 million, RMB3,045.2 million and RMB2,919.4 million as of December 31, 2019, 2020 and 2021, respectively. Our investment return from the subordinated units was RMB663.2 million, RMB658.8 million and RMB578.7 million in 2019, 2020 and 2021, respectively.

As a subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans on our consolidated financial statements, including those of the senior units. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with management service expenses of trust plans for accounting purposes. In 2019, 2020 and 2021, we generated service fees charged to trust plans of RMB760.5 million, RMB505.9 million and RMB440.1 million, respectively.

Key Factors Affecting Our Results of Operations

Ability to maintain and expand borrower base

Due to the nature of our business, our ability to increase our loan origination volume largely depends on our ability to acquire new borrowers for the loans we facilitate. Since December 2018, we have been acquiring borrowers primarily through our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrowers—Collaboration Model.” Our sales partners are typically local loan facilitators who have their own sales and marketing teams, they use such teams to reach to qualified candidates and recommend them to our platform. In 2019, 2020 and 2021, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. We originated home equity loans for 12,790, 17,703 and 22,060 borrowers in 2019, 2020 and 2021, respectively. Our results of operations and ability to sustain and increase loan volumes will depend on our ability to maintain and expand borrower base.

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

Relationship with our funding partners

Our collaborative relationships with our funding partners are critical to our operations. We mainly collaborate with our trust company partners through trust lending model. In 2019, 2020 and 2021, approximately 100.0%, 100% and 99.8% of our total home equity loan origination volume was originated under trust lending model, respectively. The availability of funds from our funding partners affects our liquidity and the amount of loan transactions that we can facilitate, which directly affects our profitability. Terms of our collaboration agreements with our funding partners generally set the financing costs of our home equity loan business. Our financing costs for senior units excluding the trust administrative fees, ranged from 7.0% to 12.7% per annum of the issuance number of senior units in 2021. The interest charged by trust company partners to our borrowers affects our profitability. If we fail to maintain or deepen our existing relationships with our trust company partners, our liquidity and profitability may be adversely affected. A general deterioration of our relationships with our funding partners will result in a significant decrease in liquidity or in our service fees charged to trust plans, and we may not be able to secure alternative financing on terms acceptable to us or our borrowers, or at all. This may result in a decrease in the volume of loans we facilitate, which has a material adverse impact on our business and results of operations. For detailed discussion relating to our relationship with our funding partners, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model.”

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

	As of and for the Year Ended December 31,
Loan performance metrics (including loans held for sale)	2019	2020	2021
Delinquency ratio (1)	21.08%	22.63%	24.11%
NPL ratio (2)	13.75%	11.66%	9.42%
Allowance ratio (3)	9.05%	6.80%	11.91%
NPL provision coverage ratio (4)	65.84%	58.44%	126.49%

	As of and for the Year Ended December 31,
Loan performance metrics (excluding loans held for sale)	2019	2020	2021
Delinquency ratio (1)	16.66%	17.22%	16.17%
NPL ratio (2)	9.26%	6.06%	2.13%
Allowance ratio (3)	7.40%	6.71%	10.36%
NPL provision coverage ratio (4)	79.91%	110.68%	487.21%

Notes:

(1)	Delinquency ratio represents total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date.

(2)	NPL ratio represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date.

(3)	Allowance ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date.

(4)	NPL provision coverage ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date.

Our delinquency ratio has increased from 21.08% as of December 31, 2019 to 22.63% as of December 31, 2020, and further increased to 24.11% as of December 31, 2021. The increase in the delinquency ratio from December 31, 2020 to December 31, 2021 was due to the fact that the borrowers’ ability to service their debts was negatively affected in 2021 due to the COVID-19 pandemic.

Our NPL ratio had decreased from 13.75% as of December 31, 2019 to 11.66% as of December 31, 2020, and further decreased to 9.42% as of December 31, 2021. The decrease of NPL ratio from December 31, 2020 to December 31, 2021 was primarily attributable to the fact that (a) borrowers’ ability to service their debts was negatively affected in 2020 due to the COVID-19 pandemic under the collaboration model; and (b) the Company accelerated the disposal of NPLs under the traditional facilitation model by transfer to third parties.

Our allowance ratio has decreased from 9.05% as of December 31, 2019 to 6.80% as of December 31, 2020, and increased to 11.91% as of December 31, 2021, while our NPL provision coverage ratio has decreased from 65.84% to 58.44% and increased to 126.49% as of the same dates. Increases in allowance ratio and NPL provision coverage ratio from December 31, 2020 to December 31, 2021 were primarily attributable to the current expected credit loss (CECL) model that took into account the COVID-19 pandemic’s continuous impact on the repayment abilities of borrowers.

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the delinquency and NPL ratios for loans introduced under the collaboration model and the loans under the traditional facilitation model by first lien and second lien as of December 2019, 2020 and 2021, respectively. The 2020 and 2021 results are presented based on the revised charge-off policy, while the 2019 results are presented on the basis prior to the revision.

	As of December 31, 2021
(Including loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	76.01%	29.11%	30.11%
NPL Ratio	59.19%	12.48%	13.48%

Second lien
Delinquency Ratio	75.80%	19.49%	20.27%
NPL Ratio	64.25%	6.01%	6.81%

	As of December 31, 2021
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	49.66%	18.93%	19.29%
NPL Ratio	14.39%	2.96%	3.10%

Second lien
Delinquency Ratio	46.04%	14.09%	14.31%
NPL Ratio	20.27%	1.42%	1.55%

	As of December 31, 2020
(Including loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	47.03%	18.00%	24.38%
NPL Ratio	38.19%	6.72%	13.64%

Second lien
Delinquency Ratio	43.16%	15.62%	21.29%
NPL Ratio	31.60%	4.59%	10.15%

	As of December 31, 2020
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	35.21%	14.07%	18.18%
NPL Ratio	24.39%	3.06%	7.21%

Second lien
Delinquency Ratio	33.34%	12.66%	16.51%
NPL Ratio	19.82%	1.86%	5.20%

	As of December 31, 2019
(Including loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	35.78%	4.61%	21.74%
NPL Ratio	25.96%	0.45%	14.47%

Second lien
Delinquency Ratio	32.69%	4.65%	20.61%
NPL Ratio	22.84%	0.55%	13.24%

	As of December 31, 2019
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	27.61%	4.61%	16.55%
NPL Ratio	17.07%	0.45%	9.08%

Second lien
Delinquency Ratio	26.72%	4.63%	16.74%
NPL Ratio	16.69%	0.53%	9.38%

We have ceased facilitating loans under the traditional facilitation model starting from December of 2018, which has caused the delinquency ratio and NPL ratio of loans under the traditional facilitation model to rise from 2019 to 2021. We believe such ratios do not accurately reflect the loan performance and could no longer be used as a measure of our risk assessment and post-loan management abilities.

The following tables illustrate the amount of loans we facilitate by collateral type for which we have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category as of December 31, 2019, 2020 and 2021, respectively. The 2020 and 2021 results are presented based on the revised charge-off policy, while the 2019 results are presented on the basis prior to the 2020 revision.

	As of December 31, 2021
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	193,021	60,308	31.2%
House	3,824	729	19.1%
Commercial Property	3,159	443	14.0%
Total	200,004	61,480	30.7%

	As of December 31, 2020
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	484,354	64,125	13.2%
House	18,520	2,866	15.5%
Commercial Property	45,274	5,007	11.1%
Total	548,148	71,998	13.1%

	As of December 31, 2019
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	830,701	381,254	45.9%
House	62,936	26,249	41.7%
Commercial Property	94,322	41,971	44.5%
Total	987,959	449,474	45.5%

The drastic decrease of allowance ratio of all three types of collaterals from 2019 to 2020 was mainly attributable to the revision of the Company’s charge-off policy in 2020 as mentioned above. Increases in allowance ratio from December 31, 2020 to December 31, 2021 were primarily attributable to the current expected credit loss (CECL) model that took into account the COVID-19 pandemic’s continuous impact on the repayment abilities of borrowers.

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

(v) disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or

(vi) loans are 180 days past due unless both well-secured and in the process of collection.

The following table sets forth our charge-off ratio for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
Charge-off ratio	1.61%	11.30%	3.66%

Our charge-off ratio was 1.61%, 11.30% and 3.66% in 2019, 2020 and 2021. The increase of charge-off ratio in 2020 was mainly attributable to the revision of the Company’s charge-off policy in 2020 as mentioned above. We continue to dispose of collateral through judicial or arbitration proceedings and utilize other quick disposal plans available to manage NPLs. Meanwhile, we also transfer loans to third parties in exchange for proceeds upfront to quickly recover overdue loans, and the related gains or losses from such sale will be accounted for as other gains/(losses) in our consolidated statements of comprehensive income.

The tables below set forth the amortized cost of the loans (including loans held for sale) that were resolved by the different charge-off scenario above, the allowances recorded on those loans at the time of charge-off, additional provision for loan losses recorded at the time of the time of the scenario, in addition to the charge-off amounts as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2021
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	RMB in thousands
Sales of loans to third parties(2)	132,847	1,717,145	185,459	(113,887)
Settlement with the borrower	2,827	94,074	16,385	(3,196)
Disposal through legal proceedings	5,633	53,258	1,732	(1,514)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	226,182	895,013	-	-

Total	367,489	2,759,490	203,576	(118,597)

	As of December 31,
	2020
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	RMB in thousands
Sales of loans to third parties(2)	232,892	680,315	274,841	(41,765)
Settlement with the borrower	12,017	71,333	24,699	(4,232)
Disposal through legal proceedings	8,610	17,436	16,170	(1,877)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	929,870	1,128,557	-	-

Total	1,183,389	1,897,641	315,710	(47,874)

	As of December 31,
	2019
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	RMB in thousands
Sales of loans to third parties(2)	192,567	484,156	241,621	(42,000)
Settlement with the borrower	8,720	48,835	12,362	(3,877)
Disposal through legal proceedings	16,175	33,732	24,175	(3,396)
Death of the borrower	39	389	395	-
Identification of fraud	498	498	-	(498)

Total	218,000	567,609	278,554	(49,771)

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

Selected Income Statement Items

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income. Net interest and fees income after collaboration cost represents total interest and fees income netting of total interest and fees expenses and collaboration cost for sales partners. In 2019, 2020 and 2021, we generated net interest and fees income after collaboration cost of RMB1,486.3 million, RMB698.4 million and RMB581.0 million (US$91.2 million), respectively. Total non-interest income/(losses) comprises net gains/(losses) on sales of loans, net realized gains on sales of investments and other gains, net. In 2019, 2020 and 2021, we generated total non-interest income of RMB128.5 million, non-interest income of RMB189.5 million, and non-interest losses of RMB384.5 million (US$60.3 million), respectively.

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

The following table sets forth a breakdown of our total operating income for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	2,953,480,997	1,828,687,910	1,770,351,645	277,806,805
Interest on deposits with banks	16,680,498	16,133,918	11,973,675	1,878,931
Total interest and fees income	2,970,161,495	1,844,821,828	1,782,325,320	279,685,736

Interest and fees expenses
Interest expenses on interest-bearing borrowings	(1,309,835,699)	(731,315,365)	(775,565,615)	(121,703,169)
Interest expenses paid to related parties	—	—	—	—
Total interest and fees expenses	(1,309,835,699)	(731,315,365)	(775,565,615)	(121,703,169)
Net interest and fees income	1,660,325,796	1,113,506,463	1,006,759,705	157,982,567
Collaboration cost for sales partners	(174,042,054)	(415,104,428)	(425,736,650)	(66,807,371)
Net interest and fees income after collaboration cost	1,486,283,742	698,402,035	581,023,055	91,175,196
Non-interest income/(losses)
Realized gains on sales of investments, net	46,126,258	20,153,659	19,170,436	3,008,260
Net gains/(losses) on sales of loans	75,959,140	149,631,456	(450,721,346)	(70,728,015)
Other gains, net	6,375,348	19,762,053	47,031,532	7,380,274
Total non-interest income/(losses)	128,460,746	189,547,168	(384,519,378)	(60,339,481)
Total operating income	1,614,744,488	887,949,203	196,503,677	30,835,715

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

Interest and fees expenses

We recorded interest and fees expenses of RMB1,309.8 million, RMB731.3 million and RMB775.6 million (US$121.7 million) in 2019, 2020 and 2021, respectively.

Our interest and fees expenses consists of interest expenses on interest-bearing borrowings and interest expenses paid to related parties. In 2019 and 2020, the interest expenses on interest-bearing borrowings was RMB1,309.8 million and RMB731.3 million, accounting for 100% and 100%, respectively, of our total interest and fees expenses for the same periods. In 2021, the interest expenses on interest-bearing borrowings was RMB775.6 million (US$121.7 million), accounting for 100% of our total interest and fees expenses for the same period.

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

Interest expenses paid to related parties

Fanhua Inc. held 20.6% of our equity interest and granted us loans in 2017. Such transaction was priced on arm’s length. These borrowings bore an interest rate of 7.3% per annum and were repayable on demand. These borrowings had been fully repaid in 2017. There were no other loans due to related parties since 2018. In 2018, Fanhua Inc. and its subsidiaries transferred all their senior units and intermediate units to a third party. After the transfer, the amounts due to related parties were nil as of December 31, 2019, 2020 and 2021. No interest expense was paid to related parties in 2021.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners. It has increased from RMB415.1 million in 2020 to RMB425.7 million (US$66.8 million) in 2021, primarily due to the increase in average daily outstanding loan principal under the collaboration model as compared to the same period of 2020.

Non-interest income/(losses)

Realized gains on sales of investments

Realized gains on sales of investments consist of realized gains and losses from the disposal of investment securities, presented on a net basis.

Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans refer to any gains and losses from the disposal of loans.

Other gains, net

Other gains, net mainly consists of gains of confiscating CRMPs as well as fund possession fees received from sales partners who choose to repurchase delinquent loans by installments.

Operating expenses

Our operating expenses consist of employee compensation and benefits, share-based compensation expenses, taxes and surcharges, operating lease cost, offering expenses and other expenses.

The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	228,135,061	14.1%	190,374,014	21.4%	211,168,519	33,136,949	107.5%
Share-based compensation expenses	15,886,067	1.0%	62,073,367	7.0%	18,766,367	2,944,852	9.6%
Taxes and surcharges	67,689,864	4.2%	49,452,609	5.6%	35,729,101	5,606,676	18.2%
Operating lease cost	36,607,623	2.3%	21,719,042	2.4%	14,764,364	2,316,851	7.5%
Offering expenses	—	—	—	—	—	—	—
Other expenses	182,678,536	11.3%	124,042,182	14.0%	100,500,388	15,770,704	51.1%
Total operating expenses	530,997,151	32.9%	447,661,214	50.4%	380,928,739	59,776,032	193.9%

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Other expenses
Advertising and promotion expenses	45,789,035	2.8%	30,471,983	3.4%	29,171,942	4,577,714	14.8%
Litigation fees	25,305,057	1.6%	24,764,412	2.8%	12,019,673	1,886,149	6.1%
Entertainment and traveling expenses	10,905,234	0.7%	7,010,704	0.8%	10,793,089	1,693,671	5.5%
Office and commute expenses	21,835,262	1.4%	9,120,261	1.0%	10,711,801	1,680,915	5.5%
Consulting fees	16,762,953	1.0%	14,486,656	1.6%	9,330,732	1,464,195	4.7%
Attorney fees	23,748,333	1.5%	8,503,270	1.0%	6,678,111	1,047,941	3.4%
Communication expenses	2,874,165	0.2%	2,495,071	0.3%	3,861,529	605,958	2.0%
Depreciation and amortization	10,917,300	0.7%	6,047,226	0.7%	3,821,788	599,722	1.9%
Directors and officers liability insurance	6,433,824	0.4%	4,232,722	0.5%	3,545,117	556,306	1.8%
Research and development expenses	2,430,338	0.2%	9,960,607	1.1%	1,602,095	251,404	0.8%
Others	15,677,035	1.0%	6,949,270	0.8%	8,964,511	1,406,727	4.6%
Total other expenses	182,678,536	11.3%	124,042,182	14.0%	100,500,388	15,770,702	51.1%

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

Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans refer to any gains and losses from the disposal of loans which is accounted for as a sale under ASC 860.

Gains on confiscation of CRMPs

Gains on confiscation of CRMPs are recognized to the extent confiscated CRMPs exceed previously recognized allowance for loan losses and guarantee asset when sales partners surrender the CRMPs and the obligation of refunding the CRMPs is released.

Loans

(i) On-balance sheet loans

Loans are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to income over the lives of the related loans.

We facilitate credit to borrowers through structured funds which are considered as consolidated VIEs and we evaluated VIEs for consolidation in accordance with ASC 810. Although we have ceased providing credit enhancement and top-up arrangements since March 2018, we, as the subordinated unit holder, still provide credit strengthening services and are responsible to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior units, we also act as the manager of the structured funds, those are the two key factors to determine whether we should consolidate the structured funds. As a result, the loan principal remains on our consolidated balance sheets, whilst the funds received from senior tranches holders are recorded as Other Borrowings in our consolidated balance sheets.

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

Under the collaboration model, when the Group grants loans through Trust Plan, the loan is with the borrower and guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses,” separate disclosure of the increase in guaranteed recoverable assets will be included in the rollforward of the “allowance for credit losses.” The income statement caption will be modified as “Provision for credit losses, net of increase in increase in guaranteed recoverable assets.

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

The loan is derecognized if the Group does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. At the time of derecognition, any related loan loss allowance is released. Gains and losses on loans transfer as a sale are recognized in the non-interest income.

(ii) Off-balance sheet loans

For loans funded by the proceeds from third-party commercial banks, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, the Group offers loan facilitation and matching services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by the Group. The Group continues to provide post-origination services to the borrowers over the term of the loan agreement. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

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

In January 2017, SFIL adopted the 2017 SFIL Share Incentive Plan, or the 2017 Plan. Under the 2017 Plan, SFIL granted 187,933,720 options to its certain management members and employees to purchase up to 187,933,720 ordinary shares. The term of the options will not exceed ten years from the date of the grant. Accordingly, 60%, 20% and 20% of the award options shall vest on December 31 of each of the years 2017 to 2019, respectively. Unless terminated earlier, the 2017 Plan will terminate automatically in 2022.

On August 27, 2018, we adopted our 2018 CNFinance Holdings Limit Share Incentive Plan, or the 2018 Plan to replace the 2017 Plan and granted 187,933,720 options to certain management members and employees to purchase up to 187,933,720 of our ordinary shares under this 2018 Plan to replace the granted and outstanding options under the 2017 Plan.

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

For the option granted on December 31, 2019, the Group recognized compensation expenses of RMB18,766,367 in year 2021. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2021, there was RMB5,774,267 of total unrecognized compensation cost related to unvested stock options granted under the 2019 Option. That cost is expected to be recognized over a weighted average period of one year.

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

	For the Year Ended December 31
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
Adjusted net income	715,362,523	900,623,879	550,530,009	176,925,893	83,973,831	13,177,326

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

	For the Year Ended December 31
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
Net Income	532,672,757	860,908,711	534,643,942	114,852,526	65,207,464	10,232,474
Add: share-based compensation expenses	(182,689,766)	(39,715,168)	(15,886,067)	(62,073,367)	(18,766,367)	(2,944,852)
Adjusted net income	715,362,523	900,623,879	550,530,009	176,925,893	83,973,831	13,177,326

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	2,953,480,997	1,828,687,910	1,770,351,645	277,806,805
Interest on deposits with banks	16,680,498	16,133,918	11,973,675	1,878,931
Total interest and fees income	2,970,161,495	1,844,821,828	1,782,325,320	279,685,736

Interest and fees expenses
Interest expenses on interest-bearing borrowings	(1,309,835,699)	(731,315,365)	(775,565,615)	(121,703,169)
Interest expenses paid to related parties	—	—	—	—
Total interest and fees expenses	(1,309,835,699)	(731,315,365)	(775,565,615)	(121,703,169)

Net interest and fees income	1,660,325,796	1,113,506,463	1,006,759,705	157,982,567
Collaboration cost for sales partners	(174,042,054)	(415,104,428)	(425,736,650)	(66,807,371)
Net interest and fees income after collaboration cost	1,486,283,742	698,402,035	581,023,055	91,175,196
Provision for credit losses	(362,735,159)	(277,586,423)	278,190,506	43,654,161
Net interest and fees income after collaboration cost and provision for credit losses	1,123,548,583	420,815,612	859,213,561	134,829,357
Realized gains on sales of investments, net	46,126,258	20,153,659	19,170,436	3,008,260
Net gains/(losses) on sales of loans	75,959,140	149,631,456	(450,721,346)	(70,728,015)
Other gains, net	6,375,348	19,762,053	47,031,532	7,380,274
Total non-interest income/(losses)	128,460,746	189,547,168	(384,519,378)	(60,339,481)

Operating expenses
Employee compensation and benefits	(228,135,061)	(190,374,014)	(211,168,519)	(33,136,949)
Share-based compensation expenses	(15,886,067)	(62,073,367)	(18,766,367)	(2,944,852)
Taxes and surcharges	(67,689,864)	(49,452,609)	(35,729,101)	(5,606,676)
Operating lease cost	(36,607,623)	(21,719,042)	(14,764,364)	(2,316,851)
Offering expenses	—	—	—	—
Other expenses	(182,678,536)	(124,042,182)	(100,500,388)	(15,770,704)
Total operating expenses	(530,997,151)	(447,661,214))	(380,928,739)	(59,776,032)

Income before income tax expense	721,012,178	162,701,566	93,765,444	14,713,844
Income tax expense	(186,368,236)	(47,849,040)	(28,557,980)	(4,481,370)
Net income	534,643,942	114,852,526	65,207,464	10,232,474
Earnings per share
Basic	0.39	0.08	0.05	0.01
Diluted	0.36	0.08	0.05	0.01
Other comprehensive (losses)/income
Net unrealized losses on investment securities	(1,518,079)	(171,040)	—	—
Foreign currency translation adjustment	3,965,185	(16,166,094)	(6,936,969)	(1,088,562)
Comprehensive income	537,091,048	98,515,392	58,270,495	9,143,912

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Interest and fees income

Interest and financing service fees on loans

Our interest and financing service fees on loans decreased by 3.2% from RMB1,828.7 million in 2020 to RMB1,770.4 million (US$277.8 million) in 2021, primarily due to the lowered interest rate on loans facilitated in an effort to comply with rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks

Interest on deposits with banks decreased by 25.5% from RMB16.1 million in 2020 to RMB12.0 million (US$1.9 million) in 2021, primarily due to the smaller daily average amount of time deposits in 2021 as compared to 2020.

Interest and fees expenses

Interest and fees expenses increased by 6.1% from RMB731.3 million in 2020 to RMB775.6 million (US$121.7 million) in 2021, primarily due to the increase in the principals of other borrowings as well as the funding cost from trust companies.

Net interest and fees income

As a result of the foregoing, our net interest and fees income decreased by 9.6% from RMB1,113.5 million in 2020 to RMB1,006.8 million (US$158.0 million) in 2021.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners, was RMB425.7 million (US$66.8 million) for the fiscal year of 2021, and was RMB415.1 million in 2020, primarily due to the increase in average daily outstanding loan principal under the collaboration model as compared to the same period of 2020.

Net interest and fees income after collaboration cost

Net interest and fees income after collaboration cost was RMB581.1 million (US$91.2 million) in 2021, representing a decrease of 16.8% as compared to RMB698.4 million in 2020.

Provision for credit losses

Provision for credit losses recorded a reversal of RMB278.2 million (US$43.7 million) in 2021 as compared to provision of RMB277.6 million in 2020. The reversal was mainly attributable to the fact that (a) the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 and the allowance of such loans was reversed; partially offset by the fact that (b) the current expected credit loss (CECL) model took into account the deterioration in the economic outlook caused by the COVID-19 pandemic.

Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans decreased to a net loss of RMB450.7 million (US$70.7 million) in 2021 from a net gain of RMB149.6 million in 2020, primarily attributable to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk at market price during the fourth quarter of 2021. Such loans were all facilitated prior to 2019, and the majority of them were long past due.

Other gains, net

Other gains, net was RMB47.0 million (US$7.4 million) in 2021, compared with RMB19.8 million in 2020. When a loan defaults and the sales partner chooses to repurchase such loan in installments, the Company would charge certain percentage of the loan as the fund possession fee. The increase in other gains for the fiscal year of 2021 was primarily due to the fact that there was a larger number of cases where delinquent loans were repurchased by the sales partner in installments, which led to an increase in fund possession fee received by the Company.

Operating expenses

Our total operating expenses decreased by 14.9% from RMB447.7 million in 2020 to RMB381.0 million (US$59.8 million) in 2021.

Employee compensation and benefits

Employee compensation and benefits increased by 10.9% from RMB190.4 million in 2020 to RMB211.2 million (US$33.1 million) in 2021.

Share-based compensation expenses

Expenses related to issuance of shares under our employee share incentive plan decreased by 69.7% from RMB62.1 million in 2020 to RMB18.8 million (US$3.0 million) in 2021. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges

Taxes and surcharges decreased by 27.9 % to RMB35.7 million (US$5.6 million) in 2021 as compared to RMB49.5 million in 2020, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” were significantly decreased in the fiscal year of 2021 compared to the same period of 2020 due to maturity of some trust plans.

Operating lease cost

Operating lease cost decreased by 31.8 % from RMB21.7 million in 2020 to RMB14.8 million (US$2.3 million) in 2021, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which was used to rent offices to accommodate sales staff.

Other expenses

Other expenses decreased by 19.0% from RMB124.0 million in 2020 to RMB100.5 million (US$15.8 million) in 2021, primarily due to (a) a decrease in the litigation and attorney’s fees during the ordinary course of business resulted from smaller amount of NPLs disposed through judicial procedure because the Company chose to transfer more NPLs to third party purchasers to accelerate recovery of cash; (b) a decrease in consulting fee; and (c) a decrease in the IT R&D and outsourcing service fees.

Income tax expense

Our income tax expense decreased by 40.2% from RMB47.8 million in 2020 to RMB28.6 million (US$4.5 million) in 2021, primarily due to the decrease in the amount of taxable income. Our effective tax rate increased to 30.5% in fiscal year 2021 from 29.4% in fiscal year 2020, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which decreased to RMB18.8 million (US$3.0 million) for the fiscal year of 2021 from RMB62.1 million in the same period of 2020; and (b) the proceeds of RMB39.9 million (US$6.3 million) tax-free dividends from equity investment funds in 2021.

Net income

As a result of the foregoing, our net income decreased by 43.3% from RMB114.9 million in 2020 to RMB65.2 million (US$10.3 million) in 2021.

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

Share-based compensation expenses

Expenses related to issuance of shares under our employee share incentive plan increased by 290.7% from RMB15.9 million in 2019 to RMB62.1 million (US$9.5 million) in 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option granted will be recognized over the requisite period. The Company recognized compensation cost of RMB62.1 million in 2020 for the 50% of the share option plan of 2019, and recognized compensation cost of RMB15.9 million in 2019 for the original share option plan adopted in 2018. The compensation cost of the original share option plan of 2018 was fully recognized by the end of 2019.

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing, operating and investing activities. As of December 31, 2021, we had cash and cash equivalents of RMB2.2 billion (US$350.2 million), as compared to cash and cash equivalents of RMB2.0 billion as of December 31, 2020, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,299,113,604	1,119,576,982	689,692,306	108,227,773
Net cash provided by/(used in) investing activities	4,936,453,741	524,050,843	(2,350,564,315)	(368,854,834)
Net cash (used in)/provided by financing activities	(7,695,705,050)	(1,367,138,705)	1,932,580,262	303,264,015
Net (decrease)/increase in cash and cash equivalents	(1,460,137,705)	276,489,120	271,708,253	42,636,954
Cash and cash equivalents at beginning of the year	3,161,657,934	1,705,356,424	1,960,922,758	307,711,571
Effect of exchange rate change on cash and cash equivalents	3,836,195	(20,922,786)	(1,193,650)	(187,310)
Cash and cash equivalents at end of the year	1,705,356,424	1,960,922,758	2,231,437,361	350,161,215

Operating Activities

Net cash provided by operating activities in 2021 was RMB689.7 million (US$108.2 million) due to net income of RMB65.2 million (US$10.2 million), mainly adjusted for (i) reversal of provision for credit losses of RMB278.2 million, (ii) share-based compensation expenses of RMB18.8 million, (iii) depreciation and amortization of RMB3.8 million, (iv) losses on sale of loans of RMB450.7 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB453.9 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,006.9 million. Adjustment for changes in operating assets and liabilities consisted of (i) a increase in other operating liabilities of RMB69.1million, (ii) an increase in other operating assets of RMB102.4 million, (iii) an increase in deposits of RMB42.9 million, (iv) an increase of CRMP of RMB138.7 million.

Net cash used in operating activities in 2020 was RMB1,119.6 million due to net income of RMB114.9 million, mainly adjusted for (i) provision for credit losses of RMB277.6 million, (ii) share-based compensation expenses of RMB62.1 million, (iii) depreciation and amortization of RMB6.0 million, (iv) gain on sale of loans of RMB149.6 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB152.1 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB637.7 million. Adjustment for changes in operating assets and liabilities consisted of (i) an increase in other operating liabilities of RMB140.1million, (ii) an increase in other operating assets of RMB28.4 million, (iii) a decrease in deposits of RMB19.5 million, (iv) an increase of CRMP of RMB281.0 million.

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

Investing Activities

Net cash used in investing activities was RMB2,350.6 million (US$368.9 million) in 2021, which was attributable to(i) purchase of investment securities of RMB9,496.3 million, (ii) purchases of property, equipment and intangible assets of RMB3.8 million, and (iii) loans originated, net of principal collected of RMB2,839.5 million, offset by (i) proceeds from sales of investment securities of RMB8,956.5 million, (i) proceeds from disposal of property, equipment and intangible assets of RMB0.6 million, (iii) proceeds from sales of loans of RMB1,022.0 million, and (iv) proceeds from disposal of non-marketable equity securities of RMB10.0 million.

Net cash provided by investing activities was RMB524.1 million in 2020, which was attributable to i) proceeds from sales of investment securities of RMB7,187.5 million, (i) proceeds from disposal of property, equipment and intangible assets of RMB2.2 million, and (iii) proceeds from sales of loans of RMB378.3 million, offset by (i) purchase of investment securities of RMB6,951.5 million, (ii) purchases of property, equipment and intangible assets of RMB3.2 million, and (iii) loans originated, net of principal collected of RMB89.2 million.

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

Financing Activities

Net cash provided by financing activities was RMB1,932.6 million (US$303.3 million) in 2021, which was attributable to proceeds from interest-bearing borrowings of RMB7,068.0 million, offset by repayment of interest-bearing borrowings of RMB5,135.4 million.

Net cash used in financing activities in 2020 was RMB1,367.1 million, which was attributable to repayment of interest-bearing borrowings of RMB7,382.1 million, offset by proceeds from interest-bearing borrowings of RMB6,015.0 million.

Net cash used in financing activities in 2019 was RMB7,695.7 million, which was attributable to repayment of interest-bearing borrowings of RMB10,488.8 million, offset by proceeds from interest-bearing borrowings of RMB2,793.1 million.

Capital Expenditures

Our capital expenditures represent purchases of property, equipment and intangible assets necessary to support our operations. Our capital expenditures were RMB4.4 million, RMB3.2 million and RMB3.8 million (US$0.6 million) in 2019, 2020 and 2021, respectively.

Off-Balance Sheet Commitments and Arrangements

We launched in 2021 a new funding model in cooperation with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. For loans funded by the proceeds from third-party commercial banks as our commercial bank partners, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, we offer loan facilitation and matching services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by us. We continue to provide post-origination services to the borrowers over the term of the loan agreement. As we are not the legal lender or borrower in the loan origination and repayment process, we do not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

Apart from the above, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

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

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease cost(1)	36,607,623	21,719,042	14,764,364

(1)	Amounts include short-term leases that are immaterial.

December 31, 2021
RMB
Weighted-average remaining lease term	1 Year
Weighted-average discount rate	4.73%
Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	15,478,630
ROU assets obtained in exchange for new operating lease liabilities	16,196,806

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2021:

Year Ended December 31,	RMB
2022	10,379,175
2023	4,780,870
2024	649,263
2025	246,756
2026	132,792
Thereafter	-
Total future operating lease payments	16,188,856
Less: imputed interest	(667,834)
Total present value of operating lease liabilities	15,521,022

Holding Company Structure

CNFinance Holdings Limited is a holding company with no operations of its own. It conducts substantially all of its operations in China primarily through its subsidiaries in China, in particular Shenzhen Fanhua United Investment Group Co., Ltd., Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities, and substantially all of its assets and operations are located in China. With a holding company structure, we principally rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. If these subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In 2019, 2020 and 2021, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations. None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

In addition, our subsidiaries in the PRC are only permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the PRC GAAP were RMB2,662.2 million, RMB2,742.2 million and RMB2,853.7 million as of December 31, 2019, 2020 and 2021, respectively. Pursuant to the law applicable to foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC are required to draw 10% of their profits as the companies’ statutory common reserve, provided that companies with aggregate common reserve of more than 50% of the companies registered capital may elect not to draw any statutory common reserve any more. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” As of the date of this annual report, the majority of our PRC subsidiaries are still required to contribute to general reserve fund and these contributions are not expected to cease in the near term. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB405.8 million, RMB420.5 million and RMB423.3 million as of December 31, 2019, 2020 and 2021, respectively. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by CNFinance in the event it is deemed as a PRC resident enterprise for PRC tax purposes.

An offshore holding company is permitted under PRC laws and regulations to provide funding from the proceeds of offshore fund raising activities to its PRC subsidiaries through loans or capital contributions, and to its consolidated affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Risk Factors—Risks Related to Doing Business in China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entities either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated affiliated entities’ nominee shareholders, which would be contributed to the consolidated affiliated entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entities’ share capital.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. In addition, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends out of the PRC.

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

In August 2021, the FASB issued ASU No. 2021-06, Presentation of Financial Statements (Topic 205), Financial Services—Depository and Lending (Topic 942), and Financial Services—Investment Companies (Topic 946), which amended certain paragraphs for better presentation of codifications. This Update was effective immediately upon its release in August 2021 and did not have a material impact on the Group’s consolidated financial statements.

5.C. Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses which was reported in other expenses of the consolidated statements of comprehensive income were RMB2.4 million, RMB10.0 million and RMB1.6 million (US$0.3 million) in 2019, 2020 and 2021, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Critical Accounting Policies, Judgments and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 31, 2022. The business address of our directors and executive officers except for Mr. Peng Ge, Mr. Fengyong Gao, Mr. Lin Xu and Mr. Xi Wang is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Peng Ge is 60/F, No. 15 Zhujiang Xi Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 701, No.2 Lane 1101, Lanzhou Road, Yangpu District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.135 Xingang Xi Road, Guangzhou, Guangdong Province.

Directors and Executive Officers	Age	Position/Title
Bin Zhai	51	Chairman, Chief Executive Officer
Jun Qian	48	Director and Vice President
Ning Li	49	Director
Peng Ge	50	Director
Fengyong Gao	51	Independent Director
Lin Xu	59	Independent Director
Xi Wang	52	Independent Director
Zehui Zhang	49	Vice President
Huiling Jiang	42	Vice President
Jing Li	41	Acting Chief Financial Officer

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

Jun Qian joined the Company in 2001 and has served as our Vice President since 2010. Mr. Qian has over 20 years of experience in China’s loan industry and has served in the Company’s senior management team for more than 15 years. Mr. Qian received his bachelor’s degree in international trade from Hohai University and his second bachelor’s degree in accounting from Guilin University of Electronic Technology.

Ning Li has served as our Director since 2017 and our Chief Financial Officer from 2010 to 2021. Prior to that, he served as a financial director at Fanhua Inc. from 2006 to 2009. He served as financial controller at China Textile Import & Export Group and a financial director in one of its foreign representative offices from 2001 to 2005, and general manager at Beijing Obas International Freight Forwarding Co., Ltd. from 2005 to 2006. Mr. Li received his bachelor’s degree in accounting at University of International Business and Economics in China. Mr. Li is a member of the Association of Chartered Certified Accountants.

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

Huiling Jiang has served as our Vice President since 2021. She joined the Company in 2008, and served successively as the Manager of Operation Management Department, the Manager of Risk Management Department, the General Manager of Guangzhou Branch, the Manager of Retail Financing Department, the President of Structural Funding Department and the Assistant President of the Company.

Jing Li has served as our Acting Chief Financial Officer, Assistant President of the Company and the Head of Department of Finance and Internal Control since the fourth quarter of 2021. Ms. Li has 20 years of experience in the financial industry and holds the certificate of ACCA and IPA. Prior to joining CNFinance Holdings Limited in 2008, she worked for Deloitte Touche Tohmatsu Certified Public Accountants LLP and Fanhua Inc. Ms. Li received her bachelor’s degree in financial management from Guangdong University of Foreign Studies and her MPAcc degree from Sun Yat-Sen University.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB2.2 million (US$0.3 million) in cash to our executive officers (including our executive directors), and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2021, we paid for our executive officers (including our executive directors) an aggregate of RMB0.3 million (US$0.05 million) of social insurance plans and housing provident funds required by PRC law. We did not pay such insurance or housing fund for our non-executive directors. For share incentive grants to our directors and executive officers, please refer to “—Share Incentive Plans.”

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

Share Incentive Plan

2017 SFIL Share Incentive Plan

In January 2017, SFIL adopted the 2017 SFIL Share Incentive Plan, or the 2017 Plan. Under the 2017 Plan, SFIL granted 187,933,720 options to its certain management members and employees to purchase up to 187,933,720 ordinary shares. The term of the options will not exceed ten years from the date of the grant.

2018 CNFinance Holdings Limited Share Incentive Plan

On August 27, 2018, we adopted the 2018 CNFinance Holdings Limited Share Incentive Plan, or the 2018 Plan, to replace the 2017 Plan and granted 187,933,720 options to certain management members and employees to purchase up to 187,933,720 of our ordinary shares under this 2018 Plan to replace the granted and outstanding options under the 2017 Plan. Pursuant to the terms of the 2018 Plan, 60%, 20% and 20% of the award options shall vest on December 31 of each of the years 2017, 2018 and 2019, respectively.

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

Name	Number of Options Outstanding (1)	Ordinary Shares Underlying Equity Awards Granted (1)	Exercise Price (Per share) (1)	Date of Grant (1)	Date of Expiration
Bin Zhai	40,000,000	40,000,000	RMB0.5	January 3, 2017	December 31,2022
Ning Li	30,000,000	30,000,000	RMB0.5	January 3, 2017	December 31,2022
Jun Qian	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31,2022
Zehui Zhang	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31,2022
All directors and executive officers as a group	110,000,000	110,000,000	RMB0.5	January 3, 2017	December 31,2022

Notes:

(1)	Does not include 35,902,434 options to purchase up to 35,902,434 of our ordinary shares granted under the 2018 Plan on December 31, 2019, with an exercise price of RMB1.0 per share. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date.

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

Compensation Committee

Our compensation committee consists of Mr. Bin Zhai, Mr. Jun Qian and Mr. Fengyong Gao and is chaired by Mr. Bin Zhai. We have determined that Mr. Fengyong Gao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Bin Zhai, Mr. Jun Qian and Mr. Xi Wang, and is chaired by Mr. Bin Zhai. We have determined that Mr. Xi Wang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

6.D. Employees

We had 901 employees as of December 31, 2021. Our employees are based in our headquarters in Guangzhou, Guangdong province and various local offices over 50 cities across China.

The following table sets forth the breakdown of our employees by function as of December 31, 2021.

	As of December 31, 2021
Functions	Number	% of Total Employees
Risk Management	443	49.2%
Sales and Marketing	161	17.9%
General and Administration	101	11.2%
Finance	131	14.5%
Others	65	7.2%
Total	901	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2022, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on March 31, 2022 ordinary shares issued and outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Number	%*
Directors and Executive Officers:†
Bin Zhai(1)	283,949,380	20.1%
Ning Li(2)	30,000,000	2.1%
Peng Ge	-	-
Jun Qian(3)	20,000,000	1.4%
Zehui Zhang(4)	20,000,000	1.4%
Huiling Jiang	-	-
Jing Li	-	-
Principal Shareholders:
CISG Holdings Ltd.(5)	253,196,680	18.5%
Kylin Investment Holdings Limited(6)	243,949,380	17.8%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,371,643,240, being the number of ordinary shares as of March 31, 2022 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2022.

†	The address of our directors and executive officers except for Mr. Peng Ge is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Peng Ge is 60/F, No. 15 Zhujiang Xi Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China.

(1)	Includes (i) options we granted to Mr. Bin Zhai under the 2018 Plan to purchase up to 40,000,000 of our ordinary shares that are immediately exercisable; and (ii) the equity interest held by Mr. Bin Zhai through Kylin Investment Holdings Limited, or Kylin Investment, as set forth in note (6) below.

(2)	Includes options we granted to Mr. Ning Li under the 2018 Plan to purchase up to 30,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Ning Li through Kylin Investment, as set forth in note (6) below.

(3)	Includes options we granted to Mr. Jun Qian under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Jun Qian through Kylin Investment, as set forth in note (6) below.

(4)	Includes options we granted to Mr. Zehui Zhang under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Zehui Zhang through Kylin Investment, as set forth in note (6) below.

(5)	Represents 253,196,680 ordinary shares of our company held by CISG Holdings Ltd., which in turn is controlled by Fanhua Inc., a Cayman Islands company listed on Nasdaq.

(6)	Represents 243,949,380 ordinary shares of our company held by Kylin Investment Holdings Limited, or Kylin Investment, a company incorporated in the British Virgin Islands. Approximately 50% of the total outstanding shares of Kylin Investment are held by Mr. Bin Zhai, our chairman and chief executive officer. Approximately 30% of the total outstanding shares of Kylin Investment are held by Mr. Ning Li, our former executive director and former chief financial officer. Approximately 10% of the total outstanding shares of Kylin Investment are held by Mr. Jun Qian, one of our officers and approximately 10% of the total outstanding shares of Kylin Investment are held by Mr. Zehui Zhang, one of our officers. Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 of our ordinary shares held by Kylin Investment.

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

Other Related Party Transactions

The Group did not have any other related party transactions in the year ended December 31, 2021.

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

Our Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Act (as amended). In accordance with the provision of Section 6 of the Tax Concession Act (as amended), the Governor in Cabinet undertakes with our company:

●	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to our company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares or other obligations of our company; or

(ii)	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (as amended).

These concessions shall be for a period of 20 years from January 28, 2014.

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

As used herein, a “U.S. Holder” is a person eligible for Treaty benefits that is, for U.S. federal income tax purposes is a beneficial owner of the Company’s ADSs or ordinary shares and is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. This discussion does not apply to investors in this special situation.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our consolidated trusts plans are shown in their entirety as our assets on our balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill (to the extent attributable to the services we provide) and fee receivables on the other hand. The extent to which our goodwill should be treated as an active asset is not entirely clear. Moreover, the value of our goodwill may be determined by reference to our market capitalization, which has been, and may continue to be, volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our consolidated trust plans and we charge our consolidated trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2021 and prior taxable years, and will likely be a PFIC for our 2022 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. Holders should consult their tax advisors regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

For purposes of the PFIC rules “passive income” is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation”(“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. Proposed Treasury regulations promulgated in 2019 (the “2019 Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. However, in 2020 these regulations were finalized (the “2020 Final Regulations”) without addressing the Active Financing Exception. Although the 2020 Final Regulations are silent on the availability of the Active Financing Exception to companies like us, in the preamble to the 2020 Final Regulations Treasury expressed its position that under current law the Active Financing Exception does not apply in determining the PFIC status of a company that is neither a CFC nor a bank. The 2020 Final Regulations apply to taxable years of shareholders beginning on or after January 14, 2021. Treasury indicated in the preamble to the 2020 Final Regulations that taxpayers can rely on the 2019 Proposed Regulations to apply the Active Financing Exception for any open taxable year ending on or before December 31, 2020. Concurrently with the issuance of the 2020 Final Regulations, Treasury issued proposed regulations (the “2020 Proposed Regulations”) that would state explicitly that the Active Financing Exception is available only if the tested non-U.S. corporation is a bank. The 2020 Proposed Regulations have not been finalized yet. Based on the foregoing, U.S. Holders (i) generally are permitted to apply the Active Financing Exception for a taxable year ending on or before December 31, 2020 (provided that we in fact satisfied the exception’s conditions for the relevant year), (ii) should expect that the Internal Revenue Service will not agree with a return positon that applies the Active Financing Exception for any subsequent taxable year, and (iii) should be aware that if the 2020 Proposed Regulations are finalized in their current form they will not be able to take the position that the Active Financing Exception applies for any taxable year to which the regulations will apply. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) and met all of the exception’s requirements then we would not be a PFIC for any taxable year with respect to which taxpayers validly applied the Active Financing Exception, if applicable. U.S. Holders should be aware that we have not determined whether these requirements were in fact satisfied. Moreover, if any of our consolidated trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception may also depend, in part, on whether we owned 25% or more of the value of such trust for the relevant taxable years. U.S. Holders should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to any taxable year prior to the finalization of the 2020 Proposed Regulations, and whether it is advisable to take this position in light of Treasury’s views, as described above.

Our company may also hold, directly or indirectly, equity interests in subsidiaries and other entities which are PFICs (collectively “Lower-tier PFICs”). Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of the equity interests in each Lower-tier PFICs and will be subject to U.S. federal income tax according to the PFIC rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of equity interests of a Lower-tier PFIC, in each case as if the U.S. Holder held such interests directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions directly.

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

Furthermore, to the extent that distributions received in a taxable year by a U.S. Holder on its ADSs or ordinary shares (or a distribution by any Lower-tier PFIC that is deemed to be received by a U.S. Holder) exceed 125% of the average of the annual distributions received (or deemed received) during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the distributions will be subject to taxation in the same manner.

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

If the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ADSs are listed is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). Distributions paid on ADSs will be treated as discussed below under “—Taxation of Distributions.” U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or any administrative guidance that would permit making a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not “regularly traded” as described above.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate applicable to “qualified dividend income” paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide U.S. Holders with the information necessary to make a qualified electing fund election, which if available would result in an alternative treatment of the ADSs and ordinary shares.

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

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders generally should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above. A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year, and we are not a PFIC (or treated as a PFIC with respect to the U.S. Holder). Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. In light of the discussion under “—Passive Foreign Investment Company” above, U.S. Holders should expect that any gain recognized on a sale or other taxable disposition of the ADSs or ordinary shares after the end of 2021 will likely not be treated as long-term capital gain. The deductibility of capital losses is subject to limitations.

Foreign tax credit for PRC taxes imposed on disposition of ADSs or ordinary shares

As described in “—PRC Taxation,” gain on the sale of ADSs or ordinary shares may be subject to PRC taxes if the Company is considered a PRC resident enterprise for PRC enterprise income tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The functional currency of our company is the Hong Kong dollar. The functional currency of SFIL, which is incorporated in British Virgin Islands, is the U.S. dollar. The functional currency of our subsidiary in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Due to foreign currency translation adjustments, we recognized a foreign exchange gain of RMB3,965,185 in 2019, a foreign exchange loss of RMB16,166,094 in 2020, and a foreign exchange loss of RMB6,936,969 (US$1,088,562) in 2021, respectively.

The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21,2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In 2019, the RMB depreciated approximately 1.2% against the U.S. dollar based on the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019; in 2020, the RMB appreciated approximately 6.7% against the U.S. dollar based on the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020; and in 2021, the RMB appreciated approximately 2.4% against the U.S. dollar based on the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

As of December 31, 2021, we had used a portion of the net proceeds received from our initial public offering for other general corporate purposes, including working capital and to pay IPO related expenses.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Group Chief Executive Officer and Group Acting Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our existing disclosure controls and procedures were ineffective, solely due to the material weakness in internal control over financial reporting identified below.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021.

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

	Year Ended December 31,
Services	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	7,456	6,585	7,353
Audit-Related Fees (2)	—	—	—
Tax Fees (3)	—	—	—
Other Fees (4)	—	—	-
Total	7,456	6,585	7,353

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on March 16, 2022 (the “Share Repurchase Program”). The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. Our board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

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

Shareholder Approval

The NYSE Standards require shareholder approval in connection with (i) equity-compensation plans and material revisions thereto; and (ii) issuance of shares under certain circumstances, including in connection with a transaction involving the issuance or potential issuance by the Company of common stock (or their equivalent) equal to 20% or more of the common stock or 20% voting power outstanding before the issuance. We are not subject to such shareholder approval requirements under the Cayman Islands law nor in our amendment and restated memorandum and articles of association.

16.H. Mine Safety Disclosure

Not applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226126). as amended, initially filed publicly with the SEC on July 11, 2018)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333- 226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.4*	Description of Securities registered under Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.3	2018 CNFinance Holdings Limited Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.4	English translation of Cooperative Service and Management Agreement between Shenzhen Fanhua United Investment Group Co., Ltd, and FOTIC, dated March 15, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11,2018)
4.5	English translation of FOTIC Jinghua No. 5 Project Service Agreement between the Company and China Foreign Economy and Trade Trust Co., Ltd. (“FOTIC”)，dated December 19, 2014 (incorporated by reference to Exhibit 10.5 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.6	English translation of FOTIC Jinghua Structure Fund 5 Trust Plan—Structure Funds Trust Contract (Subordinated Level) between the Company and FOTIC, dated December 19, 2014 (incorporated by reference to Exhibit 10.6 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Merits & Tree Law Offices
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNFinance Holdings Limited

Date: April 27, 2022	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

CNFINANCE HOLDINGS

LIMITED

Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(With Independent Registered Public Accounting Firm’s Report Thereon)

CNFINANCE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
CNFinance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CNFinance Holdings Limited (CNFinance), its subsidiaries and variable interest entities (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Guangzhou, China

April 27, 2022

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets

	Note	December 31, 2020	December 31, 2021
		RMB	RMB
Assets

Cash, cash equivalents and restricted cash (including amounts of the consolidated VIEs of RMB1,038,176,909 and RMB1,516,044,449 as of December 31, 2020 and 2021, respectively)	4	1,960,922,758	2,231,437,361
Loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB8,919,272,196 and RMB9,352,354,803 as of December 31, 2020 and 2021, respectively)	5	9,051,220,291	9,412,717,366
Allowance for credit losses (including amounts of the consolidated VIEs of RMB603,002,079 and RMB962,821,917 as of December 31, 2020 and 2021, respectively)		607,965,498	975,850,851

Net loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB8,316,270,117 and RMB8,389,532,886 as of December 31, 2020 and 2021, respectively)		8,443,254,793	8,436,866,515
Loans held-for-sale (including amounts of the consolidated VIEs of RMB526,871,192 and RMB489,333,668 as of December 31, 2020 and 2021, respectively)	5(d)	586,206,781	733,975,352
Investment securities (including amounts of the consolidated VIEs of RMB298,102,047 and RMB709,255,924 as of December 31, 2020 and 2021, respectively)	6	418,136,773	1,088,044,211
Property and equipment	7	4,716,148	3,041,946
Intangible assets and goodwill	8	3,230,126	4,009,372
Deferred tax assets (including amounts of the consolidated VIEs of nil and RMB6,903 as of December 31, 2020 and 2021, respectively)	25	75,823,512	21,068,094
Deposits (including amounts of the consolidated VIEs of RMB109,315,341 and RMB152,998,895 as of December 31, 2020 and 2021, respectively)	9	114,051,773	156,954,100
Right-of-use assets (including amounts of the consolidated VIEs of RMB479,987 and RMB98,238 as of December 31, 2020 and 2021, respectively)	29	19,468,523	16,196,806
Guaranteed assets (including amounts of the consolidated VIEs of RMB533,680,528 and RMB1,127,822,995 as of December 31, 2020 and 2021, respectively)	10	533,680,528	1,289,751,459
Other assets (including amounts of the consolidated VIEs of RMB5,290,615 and RMB550,145 as of December 31, 2020 and 2021, respectively)	11	74,004,449	404,826,131
Total assets		12,233,496,164	14,386,171,347

Liabilities and shareholders’ equity

Interest-bearing borrowings	12
Borrowings under agreements to repurchase (including amounts of the consolidated VIEs of RMB60,042,801 and nil as of December 31, 2020 and 2021, respectively)		508,576,882	45,250,000
Other borrowings (including amounts of the consolidated VIEs of RMB5,639,988,065 and RMB8,041,816,663 as of December 31, 2020 and 2021, respectively)		5,649,669,343	8,041,892,080
Accrued employee benefits (including amounts of the consolidated VIEs of RMB147,206 and RMB111,980 as of December 31, 2020 and 2021, respectively)		29,627,379	24,223,752
Income taxes payable (including amounts of the consolidated VIEs of RMB642,912 and RMB733,159 as of December 31, 2020 and 2021, respectively)		154,806,738	154,957,182
Deferred tax liabilities	25	396,594,182	151,828,860
Lease liabilities (including amounts of the consolidated VIEs of RMB479,987 and RMB98,238 as of December 31, 2020 and 2021, respectively)	29	19,544,499	15,521,022
Credit risk mitigation position	13	1,209,729,138	1,348,449,426
Other liabilities (including amounts of the consolidated VIEs of RMB125,792,440 and RMB125,172,432 as of December 31, 2020 and 2021, respectively)	14	523,697,125	785,761,285
Total liabilities		8,492,245,286	10,567,883,607

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,371,643,240 shares issued and outstanding as of December 31, 2020; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021)	15	916,743	916,743
Additional paid-in capital	16	999,662,882	1,018,429,249
Retained earnings	17	2,759,127,799	2,824,335,263
Accumulated other comprehensive losses	18	(18,456,546)	(25,393,515)
Total shareholders’ equity		3,741,250,878	3,818,287,740
Total liabilities and shareholders’ equity		12,233,496,164	14,386,171,347

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of comprehensive income

		Year ended December 31
	Note	2019	2020	2021
		RMB	RMB	RMB

Interest and fees income
Interest and financing service fees on loans	19	2,953,480,997	1,828,687,910	1,770,351,645
Interest on deposits with banks		16,680,498	16,133,918	11,973,675

Total interest and fees income		2,970,161,495	1,844,821,828	1,782,325,320

Interest expenses on interest-bearing borrowings		(1,309,835,699)	(731,315,365)	(775,565,615)
Total interest and fees expenses		(1,309,835,699)	(731,315,365)	(775,565,615)

Net interest and fees income		1,660,325,796	1,113,506,463	1,006,759,705

Collaboration cost for sales partners	20	(174,042,054)	(415,104,428)	(425,736,650)

Net interest and fees income after collaboration cost		1,486,283,742	698,402,035	581,023,055

Provision for credit losses (net of increase in guaranteed recoverable assets of RMB100,304,255, RMB433,376,273 and RMB859,757,446 for years ended December 31, 2019, 2020 and 2021, respectively)		(362,735,159)	(277,586,423)	278,190,506

Net interest and fees income after collaboration cost and provision for credit losses		1,123,548,583	420,815,612	859,213,561

Realized gains on sales of investments, net	21	46,126,258	20,153,659	19,170,436
Net gains/(losses) on sales of loans	22	75,959,140	149,631,456	(450,721,346)
Other gains, net	23	6,375,348	19,762,053	47,031,532

Total non-interest income/(losses)		128,460,746	189,547,168	(384,519,378)

Operating expenses
Employee compensation and benefits		(228,135,061)	(190,374,014)	(211,168,519)
Share-based compensation expenses	27	(15,886,067)	(62,073,367)	(18,766,367)
Taxes and surcharges		(67,689,864)	(49,452,609)	(35,729,101)
Operating lease cost		(36,607,623)	(21,719,042)	(14,764,364)
Other expenses	24	(182,678,536)	(124,042,182)	(100,500,388)

Total operating expenses		(530,997,151)	(447,661,214)	(380,928,739)

Income before income tax expense		721,012,178	162,701,566	93,765,444
Income tax expense	25	(186,368,236)	(47,849,040)	(28,557,980)

Net income		534,643,942	114,852,526	65,207,464

Earnings per share	26
Basic		0.39	0.08	0.05
Diluted		0.36	0.08	0.05

Other comprehensive income/(losses)
Net unrealized losses on investment securities		(1,518,079)	(171,040)	-
Foreign currency translation adjustment		3,965,185	(16,166,094)	(6,936,969)

Comprehensive income		537,091,048	98,515,392	58,270,495

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of changes in shareholders’ equity

	Note	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income /(losses)	Retained earnings	Total equity
		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2019		916,743	921,703,448	(4,566,518)	2,127,501,707	3,045,555,380
Net income		-	-	-	534,643,942	534,643,942
Foreign currency translation adjustment	18	-	-	3,965,185	-	3,965,185
Unrealized losses on investment securities	18	-	-	(1,518,079)	-	(1,518,079)
Share-based compensation	27	-	15,886,067	-	-	15,886,067

Balance as of December 31, 2019		916,743	937,589,515	(2,119,412)	2,662,145,649	3,598,532,495

Balance as of January 1, 2020		916,743	937,589,515	(2,119,412)	2,662,145,649	3,598,532,495
Cumulative effect from change in accounting policies (1)		-	-	-	(17,870,376)	(17,870,376)
Net income		-	-	-	114,852,526	114,852,526
Foreign currency translation adjustment	18	-	-	(16,166,094)	-	(16,166,094)
Unrealized losses on investment securities	18	-	-	(171,040)	-	(171,040)
Share-based compensation	27	-	62,073,367	-	-	62,073,367

Balance as of December 31, 2020		916,743	999,662,882	(18,456,546)	2,759,127,799	3,741,250,878

Balance as of January 1, 2021		916,743	999,662,882	(18,456,546)	2,759,127,799	3,741,250,878
Net income		-	-	-	65,207,464	65,207,464
Foreign currency translation adjustment	18	-	-	(6,936,969)	-	(6,936,969)
Share-based compensation	27	-	18,766,367	-	-	18,766,367

Balance as of December 31, 2021		916,743	1,018,429,249	(25,393,515)	2,824,335,263	3,818,287,740

(1)	We adopted CECL effective January 1, 2020. For additional information, see Note 2 (Summary of Significant Accounting Policies) for more information.

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB

Cash flows from operating activities:

Net income	534,643,942	114,852,526	65,207,464

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	362,735,159	277,586,423	(278,190,506)
Provision for debt securities	-	-	5,403,084
Depreciation and amortization	10,917,300	6,047,226	3,821,788
Share-based compensation expenses	15,886,067	62,073,367	18,766,367
Net losses on disposal of property and equipment	3,049,896	2,868	328,262
Foreign exchange (gains)/losses	(647,316)	5,345,004	(786,080)
Deferred tax expense/(benefit)	3,908,847	(94,389,779)	(190,009,905)
(Gains)/losses on sale of loans	(75,959,140)	(149,631,456)	450,721,346
Profit and loss arising from fair value changes	-	(56,773)	(1,101,669)

Loans held-for-sale:
Originations and purchases	(550,365,329)	(152,062,194)	(453,880,066)
Proceeds from sales and paydowns of loans originally classified as held-for-sale	207,192,005	637,716,580	1,006,876,340

Changes in operating assets and liabilities:
Deposits	44,704,926	19,461,259	(42,902,327)
Credit risk mitigation position	928,702,101	281,027,037	138,720,288
Other operating assets	97,354,067	(28,446,434)	(102,372,674)
Other operating liabilities	(283,008,921)	140,051,328	69,090,594

Net cash provided by operating activities	1,299,113,604	1,119,576,982	689,692,306

Cash flows from investing activities:

Loans originated, net of principal collected	4,371,766,370	(89,215,328)	(2,839,526,077)
Proceeds from sales of investment securities	2,654,500,000	7,187,477,436	8,956,466,358
Proceeds from disposal of non-marketable equity securities	6,000,000	-	10,000,000
Proceeds from disposal of property and equipment and intangible assets	881,111	2,159,345	550,673
Proceeds from sales of loans	536,346,406	378,308,227	1,022,025,709
Purchases of investment securities	(2,628,600,000)	(6,951,457,436)	(9,496,275,212)
Purchases of property, equipment and intangible assets	(4,440,146)	(3,221,401)	(3,805,766)

Net cash provided by/(used in) investing activities	4,936,453,741	524,050,843	(2,350,564,315)

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows (continued)

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB

Cash flows from financing activities:

Proceeds from interest-bearing borrowings	2,793,124,280	6,014,983,918	7,068,023,900
Repayment of interest-bearing borrowings	(10,488,829,330)	(7,382,122,623)	(5,135,443,638)

Net cash (used in)/provided by financing activities	(7,695,705,050)	(1,367,138,705)	1,932,580,262

Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,460,137,705)	276,489,120	271,708,253
Cash, cash equivalents and restricted cash at the beginning of year	3,161,657,934	1,705,356,424	1,960,922,758
Effect of exchange rate change on cash, cash equivalents and restricted cash	3,836,195	(20,922,786)	(1,193,650)

Cash, cash equivalents and restricted cash at the end of year	1,705,356,424	1,960,922,758	2,231,437,361

Supplemental disclosures of cash flow information:
Income taxes paid	179,190,712	46,378,568	153,494,369
Interest expense paid	1,412,091,485	728,846,965	832,735,000

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

CNFinance Holdings Limited (“CNFinance”), through its controlled subsidiaries and consolidated variable interest entities (collectively, referred to hereinafter as the “Group”) in the People’s Republic of China (“PRC”), primarily provides micro credit loan services for micro and small-enterprise (“MSE”) owners, and loan lending agency service for financial institutions.

The Group’s main funding resources are equity and borrowings from third parties. The loans are granted through its licensed micro credit subsidiaries in Beijing, Shenzhen and Chongqing directly, or the structured funds funded with the Group as general partners. Through the Group’s network of sales team and branch offices, prospective MSE borrowers are referred to the licensed micro credit subsidiaries or the structured funds (“the traditional facilitation model”). All loans were secured by residential or commercial real estate as of December 31, 2021.

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

Under the collaboration model, in the event of loans issued to the borrowers acquired under such collaboration model are in default, the respective sales partners who introduced such borrowers will share the credit risks with the Group by choosing from the following options, including (i)(1) full repayment to the Group for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in instalments to the Group for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each instalments; (ii) repayment to the Group for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective credit risk mitigation positions (“CRMPs”) for such loan.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Basis of preparation

The consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

On March 27, 2018, CNFinance became the holding company of Sincere Fame International Limited (“Sincere Fame”) through share exchanges with the shareholders of Sincere Fame (“Reorganization”). The net assets of Sincere Fame are initially measured and recognized at their historical carrying amounts because the shareholders of CNFinance immediately after the Reorganization have identical ownership interests in Sincere Fame immediately before the Reorganization and the Reorganization is solely for the purpose of establishing the legal structure of CNFinance. Accordingly, the transfer of net assets of Sincere Fame has been accounted for and presented in the accompanying consolidated financial statements in a manner similar to a pooling-of-interests. That is, the consolidated financial statements of CNFinance include the results of the operations and the statement of financial position of Sincere Fame as of the beginning of the earliest period presented. Since CNFinance did not engage in any operating activities, CNFinance’s consolidated financial position as of December 31, 2020 and 2021, and its results of operations for the years then ended represent the continuation of the consolidated financial statements of Sincere Fame, except for its capital structure, which is retroactively adjusted to reflect the legal capital structure of CNFinance.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Investment in significant subsidiaries for the year ended December 31, 2021

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Sincere Fame International Limited 诚名国际有限公司	British Virgin Islands October 6, 2006	USD	1,230,434	USD	1,230,434	100%	-	Investment Holding

China Financial Services Group Limited 泛华金融服务集团 有限公司	Hong Kong August 28, 2000	HKD	100,000,000	HKD	100,000,000	-	100%	Investment Holding

Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd. 泛华创利信息技术 (深圳) 有限公司	the PRC December 21, 1999	HKD	400,000,000	HKD	400,000,000	-	100%	Investment Holding

Shenzhen Fanhua United Investment Group Co., Ltd. 深圳泛华联合投资集团 有限公司	the PRC August 9, 2006	RMB	250,000,000	RMB	250,000,000	-	100%	Investment Holding

Guangzhou Anyu Mortgage Consulting Co., Ltd. 广州安宇按揭咨询 有限公司	the PRC January 23, 2003	RMB	2,220,000	RMB	2,220,000	-	100%	Micro credit and mortgage agency services

Chongqing Fengjie Financial Advisory Co., Ltd. 重庆丰捷财务咨询 有限公司	the PRC June 13, 2010	RMB	500,000	RMB	500,000	-	100%	Financial consultancy

Guangzhou Chengze Information Technology Co., Ltd. 广州诚泽信息科技 有限公司	the PRC December 11, 2006	RMB	3,000,000	RMB	3,000,000	-	100%	Software development and maintenance

Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd. 重庆市两江新区泛华 小额贷款有限公司	the PRC December 26, 2011	USD	30,000,000	USD	30,000,000	-	100%	Micro credit and mortgage agency services

Shenzhen Fanhua Micro-credit Co., Ltd. 深圳泛华小额贷款 有限公司	the PRC March 15, 2012	RMB	300,000,000	RMB	300,000,000	-	100%	Micro credit and mortgage agency services

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Shenzhen Fanhua Fund Management Services Co., Ltd. 深圳泛华基金 管理服务有限公司	the PRC June 8, 2012	RMB	5,000,000	RMB	5,000,000	-	100%	Company register service

Guangzhou Heze Information Technology Co., Ltd. 广州和泽信息科技 有限公司	the PRC September 16, 2010	RMB	20,000,000	RMB	20,000,000	-	100%	Software development and maintenance

Beijing Lianxin Chuanghui Information Technology Co., Ltd. 北京联鑫创辉 信息技术有限公司	the PRC February 2, 2012	HKD	10,000,000	HKD	10,000,000	-	100%	Software development and maintenance

Shenzhen Fanlian Investment Co., Ltd. 深圳泛联投资有限公司	the PRC November 26, 2012	RMB	30,000,000	RMB	30,000,000	-	100%	Investment Holding

Fanhua Financial Leasing (Shenzhen) Co., Ltd. 泛华融资租赁 (深圳) 有限公司	the PRC September 4, 2012	USD	10,000,000	USD	10,000,000	-	100%	Business Advisory

Shenzhen Fanhua Chengyu Finance Service Co., Ltd. 深圳泛华诚誉金融配套 服务有限公司	the PRC March 15, 2013	RMB	10,000,000	RMB	10,000,000	-	100%	Labor outsourcing services

Beijing Fanhua Qilin Capital Management Co., Ltd. 北京泛华麒麟资本管理 有限公司	the PRC December 26, 2016	RMB	100,000,000	RMB	10,000,000	-	96%	Asset Management

Shijiazhuang Fanhua Financial Advisory Co., Ltd. 石家庄泛华财务咨询 有限公司	the PRC July 27, 2017	RMB	2,000,000		-	-	100%	Financial Consultancy

Taizhou Fanhua Financial Advisory Co., Ltd. 泰州泛华财务咨询服务 有限公司	the PRC September 28, 2017	RMB	500,000		-	-	100%	Financial Consultancy

Xuzhou Shenfanlian Enterprise Management Co., Ltd. 徐州深泛联企业管理 有限公司	the PRC December 7, 2017	RMB	10,000,000		-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Nantong Shenfanlian Enterprise Management Co., Ltd. 南通深泛联企业管理 有限公司	the PRC September 8, 2017	RMB	5,000,000		-	-	100%	Enterprise Management

Baoding Fanjie Financial Advisory Co., Ltd. 保定泛杰财务咨询 有限公司	the PRC February 9, 2018	RMB	500,000		-	-	100%	Financial Consultancy

Shenzhen Fancheng Business Operation Management Partnership (Limited Partnership) 深圳泛诚商业运营管理合伙企业 (有限合伙)	the PRC June 22, 2018	RMB	500,000,000	RMB	34,550,000	-	100%	Enterprise Management

Fanxiaoxuan Cultural Media (Guangzhou) Co., Ltd. 泛小宣文化传媒 (广州) 有限公司	the PRC July 16, 2018	RMB	1,000,000		-	-	100%	Enterprise Management

Guangzhou Fanze Information Technology Co., Ltd. 广州泛泽信息科技 有限公司	the PRC February 27, 2019	RMB	10,000,000		-	-	100%	Software development and maintenance

Langfang Fanhua Technology Co., Ltd. 廊坊市泛华科技 有限公司	the PRC September 9, 2019	RMB	200,000		-	-	100%	Software development and maintenance

Shenyang Fanhua Financial Advisory Co., Ltd. 沈阳市泛华财务咨询 有限公司	the PRC November 18, 2019	RMB	1,000,000		-	-	100%	Financial consultancy

Luoyang Fanzhan Information technology Co., Ltd. 洛阳泛展信息科技有限公司	the PRC May 13, 2020	RMB	500,000		-	-	100%	Software development and maintenance

Lanzhou Fanhua Enterprise Information Advisory Co., Ltd. 兰州泛华企业信息咨询有限公司	the PRC May 19, 2020	RMB	200,000		-	-	100%	Enterprise Management

Yantai Shenzhen Fanlian Financial Advisory Co., Ltd. 烟台深泛联财务咨询有限公司	the PRC June 22, 2020	RMB	1,000,000		-	-	100%	Financial consultancy

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect

Haikou Fanhua Financial Advisory Co., Ltd. 海口市泛华财务咨询有限公司	the PRC June 12, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Ganzhou Shenzhen Fanlian Financial Advisory Co., Ltd. 赣州深泛联财务咨询有限公司	the PRC August 8, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Lianyungang Shenzhen Fanlian Economic Information Advisory Co., Ltd. 连云港深泛联经济信息咨询有限公司	the PRC September 29, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Fanhua Jinfu (Foshan) Co., Ltd. 泛华金服（佛山）有限公司	the PRC May 22, 2020	RMB	200,000,000	-	-	100%	Financial consultancy

Huaian Fanhualian Economic Information Advisory Co., Ltd 淮安泛华联经济信息咨询有限公司	the PRC February 2, 2021	RMB	1,000,000	-	-	100%	Financial consultancy

Yancheng Fanhua Financial Advisory Co., Ltd. 盐城泛华财务咨询有限公司	the PRC May 11, 2021	RMB	1,000,000	-	-	100%	Financial consultancy

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

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

Consolidated VIEs

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The cash of structured funds represents that funds established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. The cash and cash equivalents of structured funds amounted to RMB1,034,933,331 and RMB1,515,820,737 as of December 31, 2020 and 2021 respectively can only be used to grant loans. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit enhancement on the loans to customers under the funds. The Group is also the manager of the funds, having the approval role for the loan origination and modification within the structured funds. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds.

Starting in March 2018, the Group has been working with trust companies to implement new funding arrangements. Under credit strengthening arrangements, the Group no longer provides credit enhancement on the loans to customers under the structured funds except for current outstanding loans under the existing trust products and loans to be granted thereunder. However, the Group still promises expected returns for limited partners under credit strengthening arrangements, which exposes the Group to obligation to absorb losses of the funds that could potentially be significant to the funds. The Group is still the manager of the structured funds, which gives the Group the power to direct the activities that most significantly impact the economic performance of the funds. The structured funds are not taxpayers according to PRC tax law. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of December 31, 2020 and 2021.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the investments in the consolidated VIEs by the Group as of December 31, 2021.

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Jinghua Structured Fund 6 菁华6号信托计划	the PRC September 9, 2014	Micro credit

Bohai Trust Shenfanlian Micro Finance Structured Fund 渤海信托深泛联小微金融集合资金信托计划	the PRC September 14, 2016	Micro credit

Bohai Huihe SME Structured Fund 渤海汇和中小微企业经营贷集合资金信托计划	the PRC September 29, 2017	Micro credit

Zhongyuan Wealth Anhui Structured Fund 1 中原财富-安惠1期	the PRC January 20, 2017	Micro credit

Zhongyuan Wealth Anhui Structured Fund 2 中原财富-安惠2期	the PRC August 18, 2017	Micro credit

Beijing Fanhua Micro-credit Company Limited 北京泛华小额贷款有限公司	the PRC August 10, 2012	Micro credit and mortgage agency services

Zhonghai Lanhai Structured Fund 1 中海信托蓝海1号集合资金信托计划	the PRC July 18, 2018	Micro credit

Bairui Hengyi No.613 Structured Fund 百瑞恒益613号集合资金信托计划	the PRC July 25, 2018	Micro credit

Bohai Trust No.1 Huiying Structured Fund 渤海惠盈1号集合资金信托计划	the PRC September 10, 2018	Micro credit

Bohai Trust No.2 Shenzhen Fanhua United Structured Fund 渤海信托-深泛联2号集合资金信托计划	the PRC November 28, 2018	Micro credit

Everbright No.1 Business Acceleration Structured Fund 光大助业1号集合资金信托计划	the PRC November 29, 2018	Micro credit

Jinghua Structured Fund 1 外贸信托菁华1号集合资金信托计划	the PRC May 8, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-2 中海信托-蓝海1-2号集合资金信托计划	the PRC June 28, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-3 中海信托-蓝海1-3号集合资金信托计划	the PRC September 11, 2019	Micro credit

Hunan Structured Fund 2019-1 湖南信托2019-1集合资金信托计划	the PRC September 23, 2019	Micro credit

Hunan Structured Fund 2019-2 湖南信托2019-2集合资金信托计划	the PRC September 23, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 1-1 陕国投·兴隆1-1号集合资金信托计划	the PRC November 6, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 2-1 陕国投·兴隆2-1号集合资金信托计划	the PRC September 24, 2019	Micro credit

Bairui Hengyi No.711 Structured Fund 百瑞恒益711号集合资金信托计划	the PRC September 20, 2019	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Zhonghai Lanhai Structured Fund 1-4 中海信托-蓝海1-4号集合资金信托计划	the PRC October 10, 2019	Micro credit

Zhongyuan Wealth Anhui Structured Fund 49 中原信托-安惠49期	the PRC October 24, 2019	Micro credit

Bairui Hengyi No.724 Structured Fund 百瑞恒益724号集合资金信托计划	the PRC November 11, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-5 中海信托-蓝海1-5号集合资金信托计划	the PRC November 19, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-6 中海信托-蓝海1-6号集合资金信托计划	the PRC December 20, 2019	Micro credit

No. 50 Jinghua Structured Fund 外贸信托菁华50号资管计划	the PRC April 26, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-1 中海信托-蓝海1-1号集合资金信托计划	the PRC May 19, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 22-1 陕国投·兴隆22-1号集合资金信托计划	the PRC June 22, 2020	Micro credit

Zhonghai Lanhai Structured Fund 1-7 中海信托-蓝海1-7号集合资金信托计划	the PRC August 14, 2020	Micro credit

No. 74 Jinghua Structured Fund 外贸信托菁华74号资管计划	the PRC November 26, 2020	Micro credit

Hunan Structured Fund 2020-1 湖南信托2020-1集合资金信托计划	the PRC December 8, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 2-2 陕国投·兴隆2-2号集合资金信托计划	the PRC January 26, 2021	Micro credit

No.103 Jinghua Structured Fund 外贸信托菁华103号资管计划	the PRC March 23, 2021	Micro credit

Zhonghai Lanhai Structured Fund 30-X 中海信托-蓝海30-X号集合资金信托计划	the PRC March 17, 2021	Micro credit

Bohai Trust 2020 Pucheng No. 75 渤海信托·2020普诚75号集合资金信托计划	the PRC July 15, 2021	Micro credit

Guomin Tianshu Structured Fund 2-1 国民信托·天枢2-1号单一资金信托	the PRC August 31, 2021	Micro credit

Shenzhen Fanshu Information Technology Advisory Partnership (Limited Partnership). 深圳泛枢信息技术咨询合伙企业（有限合伙）	the PRC August 27, 2021	Micro credit

Shenzhen Lianshu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳联枢经济信息技术咨询合伙企业（有限合伙）	the PRC August 27, 2021	Micro credit

Shenzhen Ruishu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳瑞枢经济信息技术咨询合伙企业（有限合伙）	the PRC September 30, 2021	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Tianjin Ninghua Economic Information Advisory Partnership (Limited Partnership) 天津宁华经济信息咨询合伙企业（有限合伙）	the PRC November 1, 2021	Micro credit

Shenzhen Shengshu Information Technology Advisory Partnership (Limited Partnership) 深圳盛枢信息技术咨询合伙企业（有限合伙）	the PRC November 2, 2021	Micro credit

Shenzhen Chengshu Information Technology Advisory Partnership (Limited Partnership) 深圳诚枢信息技术咨询合伙企业（有限合伙）	the PRC November 29, 2021	Micro credit

Shenzhen Xuanshu Information Technology Advisory Partnership (Limited Partnership) 深圳宣枢信息技术咨询合伙企业（有限合伙）	the PRC November 29, 2021	Micro credit

Tianjin Juehua Economic Information Advisory Partnership (Limited Partnership) 天津珏华经济信息咨询合伙企业（有限合伙）	the PRC December 20, 2021	Micro credit

The table sets forth the assets and liabilities of the consolidated VIEs included in the Group’s consolidated balance sheets after elimination of intercompany transactions and balances:

	December 31, 2020	December 31, 2021
	RMB	RMB

Cash, cash equivalents and restricted cash	1,038,176,909	1,516,044,449
Loans principal, interest and financing service fees receivables	8,852,118,199	8,878,866,554
Investment securities	298,102,047	709,255,924
Deferred tax assets	-	6,903
Other assets	648,766,471	1,281,470,272

Total assets	10,837,163,626	12,385,644,102

Interest-bearing borrowings	5,700,030,866	8,041,816,663
Income taxes payable	642,912	733,159
Other liabilities	126,419,633	125,382,650

Total liabilities	5,827,093,411	8,167,932,472

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the results of operations of the VIEs included in the Group’s consolidated statements of comprehensive income:

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB
Revenue	2,939,040,096	1,915,875,820	1,326,918,761
Net income	663,949,174	658,400,554	579,742,472

The table sets forth the cash flows of the VIEs included in the Group’s consolidated statements of cash flows:

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB
Net cash used in operating activities	(426,302,852)	(303,745,231)	(1,571,552,463)
Net cash provided by/(used in) investing activities	4,207,318,357	692,705,844	(633,511,824)
Net cash (used in)/provided by financing activities	(5,262,323,314)	(429,173,286)	2,682,931,827

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated in consolidation. The Group accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, allowance for loans principal, interest and financing service fee receivables, guarantee assets, the valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, guarantee liabilities, the fair value of investment securities and the fair value of share-based compensation.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(iii)	Realized gains/(losses) on sales of investments

Realized gains/(losses) consist of realized gains and losses from the sale of investment securities, presented on a net basis.

(iv)	Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans refer to any gains and losses from the disposal of loans which is accounted for as a sale under ASC 860.

(v)	Gains on confiscation of CRMPs

Gains on confiscation of credit risk mitigation positions are recognized to the extent confiscated CRMPs exceed previously recognized allowance for loan losses and guarantee asset when sales partners surrender the CRMPs and the obligation of refunding the CRMPs is released.

(e)	Loans

(i)	On-balance sheet loans

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

The allowance for credit losses includes an asset-specific component and a statistically based component. The Group aggregates loans sharing similar risk characteristics into pools for purposes of measuring expected credit losses. Pools are reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. Expected credit losses for loans that do not share similar risk characteristics with other financial assets are measured individually.

Estimation of CECLs requires CNFinance to make assumptions regarding the likelihood and severity of credit loss events and their impact on expected cash flows, which drive the probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. In its loss forecasting framework, ECL is determined primarily by utilizing models for the borrowers’ PD, LGD and EAD and the Group incorporates forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, gross-domestic product rates, interest rates and consumer price indexes.

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

Under the collaboration model, when the Group grants a loan through a trust plan, the loan is with the borrower and guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses”, separate disclosure of the increase in guaranteed recoverable assets will be included in the rollforward of the “allowance for credit losses”. The income statement caption will be modified as “Provision for credit losses, net of increase in increase in guaranteed recoverable assets”.

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

The loan is derecognized if the Group does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. At the time of derecognition, any related loan loss allowance is released. Gains and losses on loans transfer as a sale are recognized in the non-interest income.

(ii)	Off-balance sheet loans

For loans funded by the proceeds from third-party commercial banks, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, the Group offers loan facilitation and matching services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by the Group. The Group continues to provide post-origination services to the borrowers over the term of the loan agreement. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Investment securities

Equity securities

Equity securities consist of wealth management products and asset management products. Equity securities are recorded at fair value and included in the profit and loss of changes in fair value. Realized gains and losses from the sale of investment securities are determined on a specific identification basis and are recorded as realized gains/(losses) on sales of investments. Interest and investment income are recognized when earned.

Debt securities

Debt securities consist of held-to-maturity debt securities that the Group has the positive intent and ability to hold the security to maturity, and are recorded at amortized cost.

The Group reviews its investments in held-to-maturity debt securities for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its investments in held-to-maturity debt securities. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity debt securities.

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

The Group categorizes trademarks as indefinite-lived intangible assets, whose carrying value is RMB2.97 million. If it is more likely than not that the asset is impaired, the Group records the amount that the carrying value exceeds the fair value as an impairment expense. The Group performed its annual impairment review of indefinite-lived intangible assets on December 31, 2020 and 2021 and determined that it is more likely than not that the carrying value was less than the fair value.

Intangible assets with finite useful lives represent software and cooperation agreements, the estimated useful lives of which are 1 to 5 years and 5 years, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group classifies interest and penalties related to the liability for unrecognized tax benefits as income tax expense.

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

(p)	Guarantee liabilities

The estimated fair value of the guarantee liabilities at inception of the loans is determined based on a discounted cash flow model, but with reference to estimates of expected loss rates using CECL lifetime methodology. Subsequent to initial recognition, the guarantee liabilities continue to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk over the terms of the underlying loans, as “other gains, net” in the consolidated statements of comprehensive income.

The expected credit losses of the guarantee are accounted for in addition to and separately from the guarantee liability accounted for under ASC 460. The contingent guarantee liabilities are determined using CECL lifetime methodology and recognized in full amount at loan inceptions. At each reporting date, the Group measures the contingent guarantee liabilities of the underlying loans, on a portfolio basis, and the relevant credit losses of guarantee are recorded as “other gains, net” in the consolidated statements of comprehensive income.

(q)	Repurchase agreements

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

(r)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Fair value measurements

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

(t)	Earnings per share

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Segment reporting

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

(v)	Recently adopted accounting standards

Income Taxes – Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The Update provides narrow scope simplifications and improvements to the general principles in ASC Topic 740 – Income Taxes related to intraperiod tax allocation, basis differences when there are changes in ownership of foreign investments and interim accounting for income taxes when year-to-date losses exceed anticipated annual losses. The Group adopted this Update on January 1, 2021. The Update did not have a material impact on the Group’s consolidated financial statements.

Investments – Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging: Clarifying the Interactions

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the accounting for equity securities upon transition between the measurement alternative and equity method. The Group adopted this Update on January 1, 2021. The Update did not have a material impact on the Group’s consolidated financial statements.

Amendments to SEC paragraphs pursuant to SEC Final Rule Releases No. 33-17086 and No. 33-10835

In August 2021, the FASB issued ASU No. 2021-06, Presentation of Financial Statements (Topic 205), Financial Services—Depository and Lending (Topic 942), and Financial Services—Investment Companies (Topic 946), which amended certain paragraphs for better presentation of codifications. This Update was effective immediately upon its release in August 2021 and did not have a material impact on the Group’s consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3	Fair value measurements

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

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020 and 2021.

	December 31, 2021
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	847,047,295	729,255,924	117,791,371	-
Total	847,047,295	729,255,924	117,791,371	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3	Fair value measurements (continued)

	December 31, 2020
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Asset management products	20,028,205	-	20,028,205	-
Wealth management products	398,108,568	397,107,417	1,001,151	-
Total	418,136,773	397,107,417	21,029,356	-

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a non-recurring basis as of December 31, 2020 and 2021.

	December 31, 2021
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Loans(1)	368,997,898	-	368,997,898	-
Loans held-for-sale(2)	24,696,075	-	24,696,075	-
Equity securities(3)	24,010,000	-	24,010,000	-
Total	417,703,973	-	417,703,973	-

	December 31, 2020
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Loans(1)	656,490,484	-	656,490,484	-
Loans held-for-sale(2)	76,013,067	-	76,013,067	-
Equity securities(3)	34,010,000	-	34,010,000	-
Total	766,513,551	-	766,513,551	-

(1)	Loans are recorded at amortized cost, while the Group records nonrecurring fair value adjustments to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

(2)	Loans held-for-sale are held at LOCOM (the lower of cost or fair value) which may be written down to fair value on a nonrecurring basis.

(3)	Nonmarketable equity securities are accounted for using the measurement alternative and can be subject to nonrecurring fair value adjustments to record impairment.

During the years ended December 31, 2020 and 2021, there were no transfers between instruments in Level 1 and Level 2. The Group does not have level 3 instruments as of December 31, 2020 and 2021.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2020 and 2021, the Group both had cash balances at three PRC individual financial institutions, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for 82.5% and 76.5% of the Group’s total cash balances as of December 31, 2020 and 2021, respectively.

The nominal holders of certain bank accounts of the Group are employees of the Group. The Group has entered into agreements with these employees which stipulate that the funds held in these bank accounts are owned and managed by the Group. Cash balances of such accounts collectively accounted for 0.9% and 1.34% of the Group’s total cash balances as of December 31, 2020 and 2021, respectively.

Restricted cash represents cash and cash equivalents from structured funds, which are established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. Restricted cash amounted to RMB1,034,933,331 and RMB1,515,820,737 as of December 31, 2020 and 2021 respectively, which can only be used to grant loans and is not available to fund the general liquidity needs of the Group.

5	Loans principal, interest and financing service fee receivables

		December 31, 2020			December 31, 2021
	Note	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
		RMB	RMB	RMB	RMB	RMB	RMB
Loans principal, interest and financing service fee receivables		3,877,185,065	5,174,035,226	9,051,220,291	3,514,373,477	5,898,343,889	9,412,717,366

Less: allowance for credit losses	(a)
- Individually assessed		(27,176,553)	(44,821,768)	(71,998,321)	(32,968,722)	(28,511,175)	(61,479,897)
- Collectively assessed		(222,034,413)	(313,932,764)	(535,967,177)	(357,239,452)	(557,131,502)	(914,370,954)
Subtotal		(249,210,966)	(358,754,532)	(607,965,498)	(390,208,174)	(585,642,677)	(975,850,851)
Net loans principal, interest and financing service fee receivables		3,627,974,099	4,815,280,694	8,443,254,793	3,124,165,303	5,312,701,212	8,436,866,515

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(a)	Allowance for credit losses

The table below presents the components of allowances for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of December 31, 2020 and 2021.

	December 31, 2021
	Allowance for loans which are collectively assessed			Allowance for loans which are individually assessed
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	222,034,413	313,932,764	535,967,177	27,176,553	44,821,768	71,998,321	607,965,498
Provision for credit losses	1,184,418	(6,117,066)	(4,932,648)	(65,333,841)	(137,477,353)	(202,811,194)	(207,743,842)
Charge-offs	(53,919,303)	(69,524,088)	(123,443,391)	(9,950,932)	(11,630,112)	(21,581,044)	(145,024,435)
Increase in guaranteed recoverable assets	187,939,924	318,839,892	506,779,816	18,633,218	16,504,672	35,137,890	541,917,706
Recoveries	-	-	-	62,443,724	116,292,200	178,735,924	178,735,924
As of December 31	357,239,452	557,131,502	914,370,954	32,968,722	28,511,175	61,479,897	975,850,851
Net loans principal, interest and financing service fee receivables	3,048,382,936	5,249,959,347	8,298,342,283	75,782,367	62,741,865	138,524,232	8,436,866,515

Recorded investment	3,405,622,388	5,807,090,849	9,212,713,237	108,751,089	91,253,040	200,004,129	9,412,717,366

	December 31, 2020
	Allowance for loans which are collectively assessed			Allowance for loans which are individually assessed
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	177,557,866	250,790,332	428,348,198	135,250,063	314,223,860	449,473,923	877,822,121
Change in accounting principle(1)	6,484,822	21,939,535	28,424,357	-	-	-	28,424,357
Beginning of year, adjusted	184,042,688	272,729,867	456,772,555	135,250,063	314,223,860	449,473,923	906,246,478
Provision for credit losses	(43,813,630)	50,112,460	6,298,830	112,670,171	126,738,791	239,408,962	245,707,792
Charge-offs	(34,273,187)	(172,638,761)	(206,911,948)	(239,620,691)	(428,900,848)	(668,521,539)	(875,433,487)
Increase in guaranteed recoverable assets	116,078,542	163,729,198	279,807,740	18,877,010	32,759,965	51,636,975	331,444,715
Recoveries	-	-	-	-	-	-	-
As of December 31	222,034,413	313,932,764	535,967,177	27,176,553	44,821,768	71,998,321	607,965,498
Net loans principal, interest and financing service fee receivables	3,375,900,505	4,591,204,190	7,967,104,695	252,073,594	224,076,504	476,150,098	8,443,254,793

Recorded investment	3,597,934,918	4,905,136,954	8,503,071,872	279,250,147	268,898,272	548,148,419	9,051,220,291

(1)	Effective January 1, 2020, the Group adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

The Group charges off loans principal, interest and financing service fee receivables if the remaining balance is considered uncollectable. Recovery of loans principal, interest and financing service fee receivables previously charged off would be recorded when received.

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(e) Loans.

The following tables present the aging of allowance for credit losses as of December 31, 2021.

	Total current	1 - 30 days past due	31 - 89 days past due	91 - 179 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	189,814,922	86,537,327	66,784,464	31,394,514	374,531,227
Second lien	340,800,002	124,542,266	80,395,050	26,996,820	572,734,138
Subtotal	530,614,924	211,079,593	147,179,514	58,391,334	947,265,365

The traditional facilitation model
First lien	5,618,913	3,503,613	4,980,213	1,574,208	15,676,947
Second lien	5,491,292	2,285,562	3,617,330	1,514,355	12,908,539
Subtotal	11,110,205	5,789,175	8,597,543	3,088,563	28,585,486
Allowance for credit losses	541,725,129	216,868,768	155,777,057	61,479,897	975,850,851

The following tables present the aging of allowance for credit losses as of December 31, 2020.

	Total current	1 - 30 days past due	31 - 89 days past due	91 - 179 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	129,276,871	27,020,424	16,765,041	20,194,817	193,257,153
Second lien	188,642,266	38,252,087	19,925,427	26,687,931	273,507,711
Subtotal	317,919,137	65,272,511	36,690,468	46,882,748	466,764,864

The traditional facilitation model
First lien	38,097,424	7,913,700	2,960,953	6,981,736	55,953,813
Second lien	49,851,330	11,587,360	5,674,294	18,133,837	85,246,821
Subtotal	87,948,754	19,501,060	8,635,247	25,115,573	141,200,634
Allowance for credit losses	405,867,891	84,773,571	45,325,715	71,998,321	607,965,498

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(b)	Loan delinquency and non-accrual details

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2021.

	Total current	1 - 30 days past due	31 - 89 days past due	91 - 179 days past due	180 - 269 days past due	270 - 359 days past due	360 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	2,814,226,880	325,090,831	230,622,938	65,080,342	6,979,995	5,972,352	24,768,894	3,472,742,232	102,801,583
Second lien	5,030,913,080	467,836,400	276,784,712	52,043,750	7,455,656	6,468,134	17,308,803	5,858,810,535	83,276,343
Subtotal	7,845,139,960	792,927,231	507,407,650	117,124,092	14,435,651	12,440,486	42,077,697	9,331,552,767	186,077,926
The traditional facilitation model
First lien	20,814,948	6,532,393	8,334,398	4,887,949	285,023	122,845	653,689	41,631,245	5,949,506
Second lien	21,237,555	4,238,098	6,081,004	5,027,879	360,727	673,625	1,914,466	39,533,354	7,976,697
Subtotal	42,052,503	10,770,491	14,415,402	9,915,828	645,750	796,470	2,568,155	81,164,599	13,926,203
Loans principal, interest and financing service fee receivables	7,887,192,463	803,697,722	521,823,052	127,039,920	15,081,401	13,236,956	44,645,852	9,412,717,366	200,004,129

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2020.

	Total current	1 - 30 days past due	31 - 89 days past due	91 - 179 days past due	180 - 269 days past due	270 - 359 days past due	360 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	453 RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	2,681,552,290	217,219,428	128,389,463	47,424,730	10,858,676	12,553,472	24,678,465	3,122,676,524	95,515,343
Second lien	3,673,471,340	306,486,461	151,561,512	46,280,722	14,945,912	10,344,194	6,687,980	4,209,778,121	78,258,808
Subtotal	6,355,023,630	523,705,889	279,950,975	93,705,452	25,804,588	22,897,666	31,366,445	7,332,454,645	173,774,151
The traditional facilitation model
First lien	488,042,981	61,067,711	21,663,045	34,557,769	32,670,220	24,572,960	91,933,855	754,508,541	183,734,804
Second lien	641,379,935	90,850,863	41,386,843	47,611,221	39,371,414	27,481,260	76,175,569	964,257,105	190,639,464
Subtotal	1,129,422,916	151,918,574	63,049,888	82,168,990	72,041,634	52,054,220	168,109,424	1,718,765,646	374,374,268
Loans principal, interest and financing service fee receivables	7,484,446,546	675,624,463	343,000,863	175,874,442	97,846,222	74,951,886	199,475,869	9,051,220,291	548,148,419

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(c)	Impaired loans

(1)	Impaired loans summary

		Recorded investment
	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Impaired loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB

First lien	102,914,225	108,751,090	64,871,825	43,879,265	32,968,721
Second lien	88,073,367	91,253,039	50,995,087	40,257,952	28,511,176
As of December 31, 2021	190,987,592	200,004,129	115,866,912	84,137,217	61,479,897

First lien	273,369,223	279,250,147	66,856,493	212,393,654	27,176,553
Second lien	269,382,033	268,898,272	76,861,941	192,036,331	44,821,768
As of December 31, 2020	542,751,256	548,148,419	143,718,434	404,429,985	71,998,321

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

(2)	Average recorded investment in impaired loans

	Year ended December 31,2020		Year ended December 31,2021
	Average recorded investment	Interest and fees income recognized	Average recorded investment	Interest and fees income recognized
	RMB	RMB	RMB	RMB

First lien	481,204,872	37,935,099	184,523,313	61,453,546
Second lien	613,589,390	58,090,531	176,098,252	61,775,021
Impaired loans	1,094,794,262	96,025,630	360,621,565	123,228,567

(i)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fees recognized related to impaired loans. All the amounts are recognized on cash basis.

No debt restructuring in which contractual terms of loans are modified, has occurred during 2020 and 2021.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables(continued)

The Group transferred loans with carrying amounts of RMB1,004,069,874 and RMB2,466,160,820 to third party investors and recorded the transfers as sales for the years ended December 31, 2020 and 2021, respectively. The Group recognized net gain of RMB149,631,456 and net loss of RMB450,721,346 from transfers accounted for as sales of loans for the years ended December 31, 2020 and 2021, respectively.

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

The Group applies a series of criteria in determining the classification of loans. The loan classification criteria focus on a number of factors, including (i) the borrower’s ability to repay the loan; (ii) the borrower’s repayment history; (iii) the borrower’s willingness to repay; (iv) the net realizable value of any collateral; and (v) the prospect for the support from any financially responsible guarantor. The Group also takes into account the length of time for which payments of principal and interest on a loan are overdue.

(d)	Loans held-for-sale

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB586,206,781 (including RMB76,013,067 measured at fair value) and RMB733,975,352 (including RMB24,696,075 measured at fair value) as of December 31, 2020 and 2021 respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6	Investment securities

Investment securities consist of equity securities and debt securities.

(a)	Equity securities

The carrying amount and fair value of the investment securities by major security type and class of security as of December 31, 2020 and 2021 was as follows:

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2021:
Wealth management products	845,888,854	1,158,441	847,047,295
Total	845,888,854	1,158,441	847,047,295

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2020:
Asset management products	20,000,000	28,205	20,028,205
Wealth management products	398,080,000	28,568	398,108,568
Total	418,080,000	56,773	418,136,773

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

(b)	Debt securities

The debt security is in the form of an investment in partnership, made in December 2021. The partnership will return RMB10,000,000 to the Group quarterly, along with an 8% interest. The principle and interests are required to be fully repaid within 3 years. As of December 31, 2021, the investment has an amortized cost of RMB246,400,000 with an allowance for credit loss of RMB5,403,084. The Group has the intent and ability to hold the investment to maturity or payoff.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

7	Property and equipment

	December 31, 2020	December 31, 2021
	RMB	RMB

Office and other equipment	19,288,892	18,059,177
Leasehold improvements	17,858,447	17,179,429
Motor vehicles	1,950,081	2,052,245
Less: accumulated depreciation	(34,381,272)	(34,248,905)

Total	4,716,148	3,041,946

Total depreciation expense for the years ended December 31, 2020 and 2021 was RMB5,059,824 and RMB3,077,154, respectively, which were recorded in other expenses in each year.

8	Intangible assets and goodwill

	Note	December 31, 2020	December 31, 2021
		RMB	RMB

Intangible assets	(a)	3,230,126	4,009,372

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

8	Intangible assets and goodwill (continued)

(a)	Intangible assets

	December 31, 2020			December 31, 2021
	Gross carrying value	Accumulated amortisation	Net carrying value	Gross carrying value	Accumulated amortisation	Net carrying value
	RMB	RMB	RMB	RMB	RMB	RMB
Amortized intangible assets:
Software	9,270,094	(9,009,968)	260,126	10,793,974	(9,754,602)	1,039,372
Cooperation agreement	5,030,000	(5,030,000)	-	5,030,000	(5,030,000)	-

Total amortized intangible assets	14,300,094	(14,039,968)	260,126	15,823,974	(14,784,602)	1,039,372

Unamortized intangible assets:
Trademarks	2,970,000			2,970,000

As of December 31, 2020 and 2021, accumulated amortization was RMB14,039,968 and RMB14,784,602 respectively. Below table provides the current year and estimated future amortization expense for amortized intangible assets. The Group based its projections of amortization expense shown below on existing asset balances as of December 31, 2021. Future amortization expense may vary from these projections.

Software
RMB

Year ended December 31, 2021 (actual)	744,634
Estimate for year ended December 31,
2022	521,639
2023	508,393
2024	590
2025	-
2026	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

9	Deposits

Deposits include security deposits to landlords of rental premises and deposits to the China Trust Protection Fund. In accordance with relevant rules of the China Trust Protection Fund, 1% of the size of trust plans subscribed is deposited in the Fund.

10	Guaranteed assets

As described in Note 13, sales partners submit CRMPs to the Group as a guarantee for the loans under the collaboration model. When allowance for credit losses is recognized and accrued, the Group will evaluate if the loan increase in guaranteed recoverable assets guaranteed by the CRMPs is probable and estimable. If the increase in guaranteed recoverable assets is probable and estimable, the amount guaranteed by the CRMPs is recognized as guaranteed assets.

11	Other assets

	Note	December 31, 2020	December 31, 2021
		RMB	RMB

Receivable from sale of loans	(i)	17,241,092	197,226,882
Guarantee deposits	(ii)	-	74,680,000
Receivables from disposal of subsidiary	(iii)	-	50,000,000
Prepayments		2,403,478	34,068,479
Non-marketable equity securities	(iv)	34,010,000	24,010,000
Amounts due from employees	(v)	5,352,718	4,606,389
Receivables for realization of collaterals		2,821,944	722,603
Other receivables		12,175,217	19,511,778
Total		74,004,449	404,826,131

(i)	As mentioned in Note 5, the Group transferred the delinquent loans to third parties so that the Group could collect the payment more quickly than to simply dispose the collaterals through litigation. The transferred loans have been isolated from the Group. There is no constrain on the transferee’s rights to pledge or exchange. The Group does not maintain effective control of transferred loans and loan transfers accounted for as sales are the transfer transactions without repurchase agreements. In 2021, the Group transferred loans under traditional facilitation model with balances amounting to RMB990,485,783 to Guangzhou Minghui Capital Management Co., Ltd. (“Guangzhou Minghui”) for transfer price of RMB350,783,000. As of December 31, 2021, the amount due from Guangzhou Minghui for such transfer is RMB197,034,600.

(ii)	Guarantee deposits are deposits that the Group provided, through Guangdong Nanfeng Financial Guarantee Group Co., Ltd (“Guangzhou Nanfeng”), which holds a financial guarantee license, for loans granted (a) under its consolidated VIE Zhonghai Lanhai Structured Fund 30-X, which is not structured in a stratified way and requires guarantee from a third party, and (b) under the cooperation with commercial banks for introduction of borrowers and provision of post-origination services, refer to Note 2(e)(ii) Off-balance sheet loans.

(iii)	The Group disposed of one of its wholly-owned subsidiaries Ningbo Lianjia Enterprise Management Advisory Co., Ltd. to an unrelated third party in 2021.

(iv)	In December 2013, the Group invested 10% of the paid-in capital in Guangzhou Huangpu Ronghe Village Bank Co., Ltd. (“Huangpu Ronghe”). As of December 31, 2020, Huangpu Ronghe has paid-in capital of RMB100,000,000, and the Group has invested RMB10,000,000 in Huangpu Ronghe. In 2021, the Group transferred such investment in parity price to an unrelated third party.

In June 2016, the Group invested 10,003,334 shares at RMB3.00 per share, which represents 2.14% of the paid-in capital in Guangdong Qingyuan Rural Commercial Bank (“Qingyuan Rural”). The Group transferred 2 million shares to an unrelated third party at RMB3.00 per share that is same as the investment cost on September 18, 2019. As of December 31, 2020 and 2021, the Group invested 1.72% of the paid-in capital in Qingyuan Rural. Qingyuan Rural has paid-in capital of RMB1,400,000,000, and the Group has invested RMB24,010,000 in Qingyuan Rural.

The measurement alternative is selected for the above non-marketable equity securities. Under the measurement alternative, the equity securities without readily determinable fair value are measured at cost minus impairment and adjusted for changes in observable prices. No change in observable price has been identified and no impairment has been recorded for the two years of 2020 and 2021.

(v)	Due from employees mainly include temporary advances to employees for payments of collateral evaluation fee, mortgage handling fee, payments for office supplies, etc. on behalf of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings

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

	Note	Fixed interest rate per annum	Term	December 31, 2020	December 31, 2021
				RMB	RMB
Repurchase agreements

Funds obtained from
Financial institutions	(i)	8% to 13.2%	Within 4 years	507,620,299	45,250,000

Interest payable
Financial institutions	(i)			956,583	-

Total repurchase agreements				508,576,882	45,250,000

(i)	Funds obtained from financial institutions

On June 7, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,521,447 to a third-party transferee. The Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB499,999,800, upon a follow-on transfer on November 20, 2018 to Xiamen Asset Management Co., Ltd. (“Xiamen Asset”), an unrelated third party, with 9.2% to 9.5% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2020, the amount of funds obtained from Xiamen Asset and the interest payable are RMB77,474,002 and RMB603,354, respectively. As of December 31, 2021, the amount of funds obtained from Xiamen Asset and the interest payable are nil.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

On July 11, 2018, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB200,000,000 to a third-party transferee, Haide Asset Management Co., Ltd. (“Haide Asset”), an unrelated third party, with a 10% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2020, the amount of funds obtained from Haide Asset and the interest payable are RMB3,413,812 and RMB52,684, respectively. As of December 31, 2021, the amount of funds obtained from Haide Asset and the interest payable are nil.

On December 17, 2018, the Group transferred loan principals, interest and financing service fee receivables with carrying amount of RMB299,609,168 to a third-party transferee, Suzhou Asset Management Co., Ltd. (“Suzhou Asset”), an unrelated third party, with a 11% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 90 days; (b) the loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2020, the amount of funds obtained from Suzhou Asset and the interest payable are RMB17,068,259 and RMB169,747, respectively. As of December 31, 2021, the amount of funds obtained from Suzhou Asset and the interest payable are nil.

On January 28, 2019, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB13,793,897 to a third-party transferee, Guangdong Yueke Asset Management Co., Ltd. (“Yueke Asset”), an unrelated third party, with a 13.2% per annum rate of return. Upon a follow-on transfer to Yueke Asset on March 29, 2019, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB27,016,646 and a 13.2% per annum rate of return. The terms of loans remain the same after the transfer. However, in accordance with ASC 860, Transfers and Servicing, the loan principals are not derecognized upon transfer as the Group is required to repurchase: (a) the loan principals which are not matured upon the end of the term of the transfer; (b) the remaining loan principals after deducting, from the original loan principals, the actual transfer cost paid by Yueke Asset and Yueke Asset’s loan and interest receivables under the transfer agreement. As of December 31, 2020, the amount of funds obtained from Yueke Asset and the interest payable are RMB9,664,226 and RMB130,798, respectively. As of December 31, 2021, the amount of funds obtained from Yueke Asset and the interest payable are nil.

On May 7, 2020, the Group transferred the right to earnings in Jinghua Structured Fund 5 with carrying amount of RMB500,000,000 to Shenzhen Ruifeng Baoying Asset Management Co., Ltd. (“Ruifeng Baoying”), an unrelated third party, with a 8% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of December 31, 2020, the amount of funds obtained from Ruifeng Baoying and the interest payable are RMB400,000,000 and nil, respectively. As of December 31, 2021, the amount of funds obtained from Ruifeng Baoying and the interest payable are nil.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

On July 27, 2021, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB64,640,192 to a third-party transferee, Guangdong Yuehai Asset Management Co., Ltd. (“Yuehai Asset”), an unrelated third party. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of December 31, 2021, the amount of funds obtained from Yuehai Asset and the interest payable are 45,250,000 and nil.

The below table provides the underlying collateral types of the gross obligations under repurchase agreements. For more information about pledged assets, refer to the Note 12(c).

	December 31, 2020	December 31, 2021
	RMB	RMB
Underlying collateral types of gross obligations

Repurchase agreements:

Rights to earnings in the Group’s subordinated tranches of consolidated VIEs	400,000,000	-

Loans principal, interest and financing service fee receivables	108,576,882	45,250,000

Total repurchase agreements	508,576,882	45,250,000

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB

Repurchase agreements
As of December 31, 2021	-	-	-	45,250,000	45,250,000
As of December 31, 2020	-	37,871,851	111,761,847	358,943,184	508,576,882

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

(b)	Other borrowings

Other borrowings	Note	Fixed interest rate per annum	Term	December 31, 2020	December 31, 2021
				RMB	RMB
Short-term:

Investors of consolidated VIEs	(i)	6.8% to 11.1%	Less than 1 year	3,491,862,448	4,654,388,213
Senior tranche of trust plan which invests in the Group’s loans portfolio		10.24%	Within 1 years	9,343,996	-

Long-term:
Investors of consolidated VIEs	(i)	6.8% to 11.5%	Within 5 years	2,088,565,691	3,330,334,482

Interest payable to
Investors of consolidated VIEs	(i)			59,897,208	57,169,385

Total				5,649,669,343	8,041,892,080

(i)	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payable in these consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds. As of December 31, 2021, the borrowings from VIEs have principal RMB7,984,722,695, bearing interests from 6.8% to 11.5% per year.

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	December 31, 2021
	2022	2023	2024	2025	2026	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Investors of consolidated VIEs	-	1,388,128,523	760,757,299	503,608,505	20,840,155	657,000,000	3,330,334,482

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31, 2020	December 31, 2021
	RMB	RMB

Rights to earnings in the Group’s subordinated tranches of consolidated VIEs	312,080,250	-
Rights to earnings in loans principal, interest and financing service fee receivables	32,578,951	-
Loans principal, interest and financing service fee receivables	292,555,126	64,640,192

Total	637,214,327	64,640,192

Amounts presented above include carrying value of RMB604,635,376 and RMB64,640,192 in collateral for repurchase agreements as of December 31, 2020 and 2021, respectively.

13	Credit risk mitigation position

	December 31, 2020	December 31, 2021
	RMB	RMB

Balance at the beginning of the year	928,702,101	1,209,729,138
Increase during the year	1,431,323,388	1,203,458,816
Decrease during the year	(1,136,849,732)	(1,052,004,847)
Confiscation during the year	(13,446,619)	(12,733,681)

Balance at the end of the year	1,209,729,138	1,348,449,426

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

14	Other liabilities

	Note	December 31, 2020	December 31, 2021
		RMB	RMB

Guarantee repayments from sales partner	(i)	126,903,531	259,439,715
Amounts due to third parties	(ii)	10,545,062	216,526,655
Settlement and clearing accounts	(iii)	94,287,235	74,255,253
Other tax payables	(iv)	74,757,159	70,756,236
Collaboration cost payable	(v)	34,713,800	59,554,661
Receipt in advance	(vi)	121,160,268	53,125,074
Customer pledged deposits	(vii)	47,588,065	40,363,129
Accrued expenses	(viii)	8,406,812	5,773,392
Guarantee liabilities	(ix)	-	3,182,958
Others	(x)	5,335,193	2,784,212

Total		523,697,125	785,761,285

(i)	Under the collaboration model, sales partners are required to provide a certain level of guarantee of repayment for loans recommended. Guarantee repayments from sales partner mainly consist of repayments collected from sales partners who exercise the guarantee, and those repayments will be returned to trust company.

(ii)	Amounts due to third parties are payments to be paid for third parties. As of December 31, 2021, amounts due to third parties mainly consist of investment of debt securities amounted to RMB134,400,000 and payments due to its disposed subsidiary Ningbo Lianjia amounted to RMB65,056,022.

(iii)	The Group transferred loans to third party investors and recorded these transactions as sales in Note 5(c). After the transfer, the contract terms related to payment proceeds from the loans remain the same: The Group collects payments of loans and then disburses the proceeds from the relevant loans to third-party transferees.

(iv)	Other tax payables mainly represent value-added tax and surcharges payables.

(v)	As mentioned in Note 20, the Group will pay collaboration cost to the sales partners who introduce prospective borrowers to the Group. The collaboration cost for sales partners is a fixed percentage of the loan principal amount and is calculated by subtracting the project cost from interest and fees income received from borrowers.

(vi)	Receipt in advance consists of advance for interest and financing service fees on loans and down payments of loans held-for-sale by loan transferees. Down payments of loans held-for-sale for the traditional facilitation model amounted to RMB118,078,758 and RMB43,847,225 as of December 31, 2020 and 2021.

(vii)	Customer pledged deposits mainly consist of the deposits collected from certain customers to reduce the risk of failure to make payments on schedule.

(viii)	Accrued expenses mainly consist of promotional costs relating to building the collaboration model and expenses payable to consultants such as the auditor and lawyer.

(ix)	In 2021, the Group started to cooperate with a third-party guarantee company, Guangzhou Nanfeng, that directly provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, Guangzhou Nanfeng will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to Guangzhou Nanfeng for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to Guangzhou Nanfeng and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees.

As of December 31, 2021, maximum potential undiscounted future payment that the Group would be required to make was RMB29,624,940. The initial term of the guarantee liabilities is the same as the term of loans facilitated under the arrangements with commercial banks, which ranges from 1 year to 10 years, as of December 31, 2021. The remaining term of the guarantee liabilities range from 1 year to 10 years as of December 31, 2021.

(x)	Other liabilities are expected to be settled or recognized as income within one year or are repayable on demand.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

15	Ordinary shares

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

As disclosed in Note 27, on July 19, 2021, 187,933,720 ordinary shares were issued to JPMorgan Chase Bank N.A. (the “Depositary”) as a reserve pool for future issuances upon the exercise of share options granted under the 2018 Option to the Group’s management members and employees. All shareholder rights of these 187,933,720 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding shares are exercised. While the ordinary shares were legally issued to the Depositary, the Depositary does not have any of the rights associated with the ordinary shares, as such the Group accounted for these shares as issued but not outstanding until the waiver is released by the Group, which occur when the share options are exercised and ordinary shares are transferred to the management members and employees.

16	Additional paid-in capital

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

17	Retained earnings

	Note	December 31, 2020	December 31, 2021
		RMB	RMB

PRC statutory reserves	(i)	258,654,052	258,654,052
PRC surplus reserves	(ii)	161,631,825	164,653,757
Unreserved retained earnings		2,338,841,922	2,401,027,454

Total		2,759,127,799	2,824,335,263

(i)	With effect from July 1, 2012, pursuant to the “Administrative Measures on Accrual of Provisions by Financial Institutions” issued by the MOF in March 2012, the Group is required, in principle, to set aside a general reserve not lower than 1.5% of the ending balance of its gross risk-bearing assets.

(ii)	In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

18	Accumulated other comprehensive losses

	Foreign	Unrealized gain on investment securities
	currency translation adjustment	Before tax amount	Income tax (expense) or benefit	Net-of-tax amount
	RMB	RMB	RMB	RMB

Balance as of January 1, 2020	(2,290,452)	228,053	(57,013)	171,040
Other comprehensive loss, net	(16,166,094)	(228,053)	57,013	(171,040)

Balance as of December 31, 2020	(18,456,546)	-	-	-

Balance as of January 1, 2021	(18,456,546)	-	-	-
Other comprehensive loss, net	(6,936,969)	-	-	-

Balance as of December 31, 2021	(25,393,515)	-	-	-

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the investment securities upon their sales, which were then recorded in “realized gains/(losses) on sales of investments, net” in the consolidated statements of comprehensive income.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

19	Interest and financing service fees on loans

Interest and financing service fees on loans, which include financing service fees on loans, are recognized in the consolidated statements of comprehensive income using the effective interest method. Interest income on loans which is recognized with contractual interest rate were RMB2,906,171,249, RMB1,812,996,763 and RMB1,759,906,523 for the years ended December 31, 2019, 2020 and 2021, respectively. Financing service fees on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method. Financing service fees on loans were RMB47,309,748, RMB15,691,147 and RMB10,445,122 for the years ended December 31, 2019, 2020 and 2021, respectively.

Interest and fees income and costs from traditional facilitation model and new collaboration model for the year ended December 31, 2021 are listed as below:

	Year ended December 31, 2021
	Traditional facilitation model	Collaboration model	Total
	RMB	RMB	RMB

Interest and financing service fees on loans	221,911,212	1,548,440,433	1,770,351,645
Interests on deposits with banks	1,370,290	10,603,385	11,973,675
Interest expenses on interest-bearing borrowings	(2,176,396)	(773,389,219)	(775,565,615)

Net interest and fees income	221,105,106	785,654,599	1,006,759,705

Collaboration cost for sales partners	-	(425,736,650)	(425,736,650)

Net interest and fees income after collaboration cost	221,105,106	359,917,949	581,023,055

Provision for credit losses	453,252,659	(175,062,153)	278,190,506

Net interest and fees income after provision for credit losses	674,357,765	184,855,796	859,213,561

20	Collaboration cost for sales partners

The Group started to develop a new collaboration model in December 2018. Under such model, the Group collaborates with sales partners who are dedicated to introduce the Group and its loan services to prospective borrowers. The unique feature of this collaboration model is that the sales partners will be required to deposit an amount equal to 10% - 25% of the loans issued to the borrowers introduced by them. In return, the Group will pay collaboration cost as sales incentives to the sales partners.

21	Realized gains on sales of investments, net

The gross realized gains on sales of investments are RMB46,126,258, RMB70,611,492 and RMB57,368,616 for the years ended December 31, 2019, 2020 and 2021, respectively. The gross realized losses on sales of investments are RMB50,457,833 and RMB38,198,180 for the years ended December 31 2020 and 2021, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

22	Net gains/(losses) on sales of loans

As mentioned in Note 5(c), the Group transferred the delinquent loans to third parties. Net gains/(losses) on sale of loans which summarizes the received from sales of loans are net gains of RMB75,959,140 and RMB149,631,456, and net losses of RMB450,721,346 for the years ended December 31, 2019, 2020 and 2021, respectively.

23	Other gains, net

		Year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB

Fund possession fee	(i)	-	10,001,581	33,448,660
Net gains on confiscated credit risk mitigation positions	(ii)	7,920,861	13,446,619	12,733,681
Profits and losses from fair value changes		-	56,773	1,101,669
Foreign exchange gains/(losses)	(iii)	647,316	(5,345,004)	786,080
Net loss on disposal of property and equipment		(3,049,896)	(2,868)	(328,262)
Provision for debt securities		-	-	(5,403,084)
Mortgage agency service revenue	(iv)	679,933	511,500	-
Others		177,134	1,093,452	4,692,788

Total		6,375,348	19,762,053	47,031,532

(i)	In the event of a loan defaults and the sales partner chooses to repurchase such loan in installments (refer to Note 1), the Group charges certain percentage of the loan as the fund possession fee.

(ii)	Sales partners provide CRMPs as security deposits. Pursuant to the collaboration agreements if the debtor’s loan principal repayments or accrued interests are past due or the loan is in default, sales partners are obliged to fulfill their guarantee responsibility by selecting among different approaches, otherwise the CRMPs deposited by sales partners are confiscated by the Group, refer to Note 1. Net gains on confiscated CRMPs decreased to RMB12,733,681 in 2021.

(iii)	The changes of foreign exchange gains/(losses) are mainly due to exchange rate changes in cash and cash equivalents held by the Group, including US dollar account and Hong Kong dollar account. The Group recorded a foreign exchange gain as RMB786,080 in 2021, an increase of RMB6,131,084 compared with that in 2020. The gain is mainly due to the increase of the exchange rate between Hong Kong dollar and RMB and the US dollar against RMB.

(iv)	The Group earns fees from providing mortgage agency services to borrowers applying for a bank loan. This kind of revenue is recognized at the time when loan is granted as that is the point of time the Group fulfils the customer’s request, and is then recognized on an accrual basis in accordance with the terms of the relevant agreements. Mortgage agency service revenue consists of revenue earned from housing mortgage agency service and cars mortgage agency service.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24	Other expenses

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB
Advertising and promotion expenses	45,789,035	30,471,983	29,171,942
Litigation fees	25,305,057	24,764,412	12,019,673
Entertainment and travelling expenses	10,905,234	7,010,704	10,793,089
Office and commute expenses	21,835,262	9,120,261	10,711,801
Consulting fees	16,762,953	14,486,656	9,330,732
Attorney fees	23,748,333	8,503,270	6,678,111
Communication expenses	2,874,165	2,495,071	3,861,529
Depreciation and amortization	10,917,300	6,047,226	3,821,788
Directors and officers liability insurance	6,433,824	4,232,722	3,545,117
Research and development expenses	2,430,338	9,960,607	1,602,095
Others	15,677,035	6,949,270	8,964,511

Total	182,678,536	124,042,182	100,500,388

25	Income tax expense

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

Peoples Republic of China (PRC)

According to the PRC Corporate Income Tax (“CIT”) Law, the Group’s PRC subsidiaries are subject to PRC income tax at the statutory tax rate of 25%, unless otherwise specified.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

25	Income tax expense (continued)

Income tax expense, all of which relates to the PRC, consists of the following for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB

Current tax expense	182,459,389	142,238,819	218,567,885
Deferred tax expense/(benefit)	3,908,847	(94,389,779)	(190,009,905)

Total income tax expense	186,368,236	47,849,040	28,557,980

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31
	2020	2021
	RMB	RMB
Deferred tax assets:
Allowance for loans principal	432,952,706	436,225,528
Allowance for interest and financing fee receivables	22,733,700	9,161,450
Net operating loss carry-forwards	10,443,239	15,226,575
Lease liabilities	4,886,125	3,880,255
Other deferred tax assets	1,919,331	928,979

Total deferred tax assets	472,935,101	465,422,787

Valuation allowance	(10,443,239)	(15,226,575)

Deferred tax assets, net of valuation allowance	462,491,862	450,196,212

Net deferred tax assets	75,823,512	21,068,094

Deferred tax liabilities:
Intangible assets	(742,500)	(742,500)
Investment securities	-	(289,610)
Right-of-use assets	(4,867,131)	(4,049,202)
Intercompany receivables	(78,329,130)	(45,849,201)
Guarantee assets	(133,420,132)	(322,437,865)
Undistributed earnings from structured funds	(565,903,639)	(207,588,600)

Total deferred tax liabilities	(783,262,532)	(580,956,978)

Net deferred tax liabilities	(396,594,182)	(151,828,860)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

25	Income tax expense (continued)

Movement of valuation allowance:

	Year ended December 31
	2020	2021
	RMB	RMB

At the beginning of year	6,459,941	10,443,239
Current year additions	5,420,745	7,238,296
Current year reversals	(1,374,712)	(2,427,869)
Current year charge-offs	(62,735)	(27,091)

At the end of year	10,443,239	15,226,575

In assessing the recoverability of its deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers reversing taxable temporary differences, carryback availability, projected future income and tax-planning strategies in making this assessment. Recovery of a substantial majority of the Group’s deferred tax assets is supported by reversing taxable temporary differences.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of valuation allowance, as of December 31, 2020 and 2021.

Valuation allowances have been provided for certain deferred tax assets due to the uncertainty surrounding their realization. As of December 31,2020 and 2021, the valuation allowance on deferred tax assets, mainly arising from operating loss carryforwards, were provided because it was more likely than not that the Group will not be able to utilize the operating loss carryforwards generated by certain unprofitable subsidiaries.

The Group operates through its subsidiaries and VIEs. Since each entity files a separate tax return, the valuation allowance is considered on an individual entity basis.

As of December 31, 2021, the Group had net operating loss carryforwards of RMB60,906,300 from its subsidiaries registered in the PRC, which can be carried forward to offset future taxable income. The Group had deferred tax assets related to net operating loss carryforwards of RMB15,226,575. Net operating losses of RMB31,953,115 will expire in year in 2025, and in 2026, about RMB28,953,185 will expire, if not utilized.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

25	Income tax expense (continued)

Management intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The amount of the temporary difference in respect of investments in PRC subsidiaries is RMB4,890,749,223 as of December 31, 2021. Upon repatriation of the subsidiaries’ and the VIE’s earnings, in the form of dividends or otherwise, the Group would be subject to 10% PRC withholding income tax when making distribution to foreign parent companies. However, the Group was not subject to withholding income tax in 2021 because the Group did not make any distribution to foreign parent companies. The related unrecognized deferred tax liabilities were RMB489,074,922.

Income before income tax expense is as follows:

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB

Cayman Islands	(4,424,505)	(2,847,746)	(189,507)
BVI	45,003	(22,126)	(247)
Hong Kong entities	2,014,052	3,424,910	(11,202,740)
PRC entities	723,377,628	162,146,528	105,157,938

Total	721,012,178	162,701,566	93,765,444

The reconciliation of the PRC statutory income tax rate of 25% to the effective income tax rate is as follows:

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB

PRC statutory income tax rate	25.00%	25.00%	25.00%
(Decrease)/increase in effective income tax rate resulting from:

Effect of tax-free income	(0.06)%	(8.02)%	(10.63)%
Effect of non-deductible share option expense	0.55%	9.54%	5.00%
Effect of differential tax rates for non-PRC entities	(0.06)%	(0.49)%	3.05%
Effect of non-deductible expenses	0.09%	0.29%	2.56%
Effect of zero tax rate in foreign countries	0.15%	0.44%	0.05%
Changes in valuation allowance	0.11%	2.49%	5.14%
Others	0.07%	0.16%	0.29%

Effective income tax rate	25.85%	29.41%	30.46%

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards.

The Group did not have any significant unrecognized tax benefits, and no interest and penalty expenses were recorded for the years ended December 31, 2019, 2020 and 2021.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

26	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2019, 2020 and 2021, for which the basic weighted average number of common shares are based on the 1,371,643,240, 1,371,643,240 and 1,371,643,240 common shares issued by the Company, as if those shares were issued as of the earliest date presented.

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB

Net income	534,643,942	114,852,526	65,207,464
Basic weighted average number of common shares outstanding	1,371,643,240	1,371,643,240	1,371,643,240
Effect of dilutive share options	96,143,147	153,589,125	68,071,099
Dilutive weighted average number of ordinary shares	1,467,786,387	1,525,232,365	1,439,714,339
Basic earnings per share	0.39	0.08	0.05
Diluted earnings per share	0.36	0.08	0.05

During the years ended December 31, 2019, 2020 and 2021, the Group issued nil, nil and 187,933,720 ordinary shares to the Depositary, respectively. No consideration was received by the Group for the issuance. As of December 31, 2021, no share out of the total 187,933,720 ordinary shares was used to settle share-based compensation. The 187,933,720 ordinary shares are legally issued and not outstanding, and do not affect the computation of earnings per share.

27	Share-based compensation expenses

(a)	Description of share-based compensation arrangements

On January 3, 2017, the Group adopted a new share incentive plan, or the 2017 Share Incentive Plan. Options to purchase 187,933,720 ordinary shares pursuant to the 2017 Share Incentive Plan were issued to certain management and employees. Accordingly, 60%, 20% and 20% of the award options shall vest on December 31, each of the years 2017 to 2019, respectively. Unless terminated earlier, the 2017 Share Incentive Plan will terminate automatically in 2022.

On August 27, 2018, 2018 Share Incentive Plan (the “2018 Option”) for granting shares award of CNFinance to certain management members and employees of the Group was issued to concurrently replace the 2017 Share Incentive Plan which granted Sincere Fame’s share. Except for the aforementioned change of grantor, all terms of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan were the same. No change in the fair value, vesting conditions or the classification of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan. In connection with the 2018 Option, 187,933,720 ordinary shares were issued to the Depositary as a reserve pool for future issuances upon the exercise of share options granted under the 2018 Option to the Group’s management members and employees. All shareholder rights of these 187,933,720 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding shares are exercised.

On December 31, 2019, the Group granted options to certain management and employees to purchase 119,674,780 ordinary shares pursuant to the 2018 Share Incentive Plan (the “2019 Option”). Accordingly, 50%, 30% and 20% of the award options shall vest on December 31, each of the years 2020 to 2022, respectively, with expiration dates on December 31, each of the years 2025 to 2027.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Share-based compensation expenses (continued)

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Share-based compensation expenses (continued)

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

A summary of share option activity under the 2018 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2016	-	-	-
Granted	187,933,720	-	1.27
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2017	187,933,720	-	1.27
Exercisable, December 31, 2017	112,760,232	-	1.27
Expected to vest, December 31, 2017	75,173,488	-	1.27

Balance, December 31, 2017	187,933,720	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2018	187,933,720	-	1.27
Exercisable, December 31, 2018	150,346,976	-	1.27
Expected to vest, December 31, 2018	37,586,744	-	1.27

Balance, December 31, 2018	187,933,720	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2019	187,933,720	-	1.27
Exercisable, December 31, 2019	187,933,720	-	1.27
Expected to vest, December 31, 2019	-	-	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Share-based compensation expenses (continued)

A summary of share option activity under the 2019 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2018	-	-	-
Granted	119,674,780	-	0.72
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2019	119,674,780	-	0.72
Exercisable, December 31, 2019	-	-	-
Expected to vest, December 31, 2019	119,674,780	-	0.72

Balance, December 31, 2019	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2020	119,674,780	-	0.72
Exercisable, December 31, 2020	59,837,390	-	0.72
Expected to vest, December 31, 2020	59,837,390	-	0.72

Balance, December 31, 2020	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2021	119,674,780	-	0.72
Exercisable, December 31, 2021	95,739,824	-	0.72
Expected to vest, December 31, 2021	23,934,956	-	0.72

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

For the 2019 Option, the Group recognized compensation expenses of RMB62,073,367 and RMB18,766,367 in year 2020 and 2021, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2021, there is total unrecognized compensation cost of RMB5,774,267, which is expected to be recognized over a weighted average period of 1 year.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

28	Material related party transactions

The Group did not have any related party transactions in the year ended December 31, 2021.

29	Operating leases

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

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB

Operating lease cost (1)	36,607,623	21,719,042	14,764,364

(1)	Amounts include short-term leases that are immaterial.

	December 31,
	2020	2021
	RMB	RMB

Weighted-average remaining lease term	1.2 Years	1 Year

Weighted-average discount rate	4.73%	4.73%

Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	18,327,069	15,478,630

ROU assets obtained in exchange for new operating lease liabilities	19,468,523	16,196,806

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2021:

Year ended December 31	RMB

2022	10,379,175
2023	4,780,870
2024	649,263
2025	246,756
2026	132,792
Thereafter	-

Total future operating lease payments	16,188,856

Less: imputed interest	(667,834)

Total present value of operating lease liabilities	15,521,022

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

30	Condensed financial information of the parent company

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

30	Condensed financial information of the parent company (continued)

Condensed balance sheets

	December 31, 2020	December 31, 2021
	RMB	RMB
Assets

Cash and cash equivalents	3,315,160	-
Investments in subsidiaries	392,559,403	392,559,403
Other assets	296,210,723	291,457,560

Total assets	692,085,286	684,016,963

Liabilities and shareholders’ equity

Accrued employee benefits	97,555	-
Other operating liabilities	10,508,460	9,697,484

Total liabilities	10,606,015	9,697,484

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,371,643,240 shares issued and outstanding as of December 31, 2020; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021)	916,743	916,744
Additional paid-in capital	705,422,445	705,422,445
Retained earnings	(7,277,923)	(7,467,430)
Accumulated other comprehensive income:
Foreign currency translation adjustment	(17,581,994)	(24,552,280)

Total shareholders’ equity	681,479,271	674,319,479

Total liabilities and shareholders’ equity	692,085,286	684,016,963

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

30	Condensed financial information of the parent company (continued)

Condensed statements of comprehensive income

	Year ended December 31
	2020	2021
	RMB	RMB
Interest and fees income
Interest on deposits with banks	5,713	171

Total interest and fees income	5,713	171

Other revenue	-	481,007

Total non-interest income	-	481,007

Total revenue	5,713	481,178

Operating expenses
Employee compensation and benefits	(397,404)	(580,464)
Other expenses	(2,456,055)	(90,221)

Total operating expenses	(2,853,459)	(670,685)

Income before income tax expense	(2,847,746)	(189,507)
Income tax expense	-	-

Net losses	(2,847,746)	(189,507)

Other comprehensive losses
Foreign currency translation adjustment	(20,712,092)	(6,970,285)

Comprehensive losses	(23,559,838)	(7,159,792)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

30	Condensed financial information of the parent company (continued)

Condensed statements of cash flows

	Year ended December 31
	2020	2021
	RMB	RMB
Cash flows from operating activities:

Net losses	(2,847,746)	(189,507)
Other operating assets	20,483,176	483,825
Other operating liabilities	(801,055)	(3,609,478)

Net cash provided by/(used in) operating activities	16,834,375	(3,315,160)

Net increase/(decrease) in cash and cash equivalents	16,834,375	(3,315,160)
Cash and cash equivalents at the beginning of year	7,192,877	3,315,160
Effect of exchange rate change on cash and cash equivalents	(20,712,092)	-

Cash and cash equivalents at the end of year	3,315,160	-

31	Commitments and contingencies

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

32	Subsequent events

The Group has considered subsequent events through April 27, 2022, which was the date of these consolidated financial statements were issued, and has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.