Form 20-F
period 2022-12-31
CNFinance Holdings Ltd.
filed 2023-04-25
CIK 1733868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

1,371,643,240 ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 20 of our ordinary shares;

●	“allowance ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date;

●	“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“contractual interest rate” refers to the interest rate prescribed under loan agreements;

●	“CNFinance” refers to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability;

●	“Credit Risk Mitigation Position” or “CRMP” refers to the amount contributed by the sales partners equal to 10% to 25% of the loans issued to the borrowers introduced by the sales partners to share the credit risk with the Company;

●	“delinquency ratio” of a particular date refers to total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date;

●	“effective interest rate” refers to the annualized internal rate of return based on initial outlay of loan principal, initial inflow of financing service fees (if applicable) and expected monthly inflow of repayments;

●	“effective sales partners” refers to the sales partners who have introduced at least one borrower to us that was approved by our trust company partners for loan facilitation;

●	“leverage ratio” refers to the ratio of total assets to total shareholders’ equity;

●	“charge-off ratio” refers to the ratio of charge-offs during a period over the average beginning and ending balances of outstanding loan principal of the same period;

●	“loan-to-value ratio” or “LTV ratio” refers to the ratio of loan amount to the value of asset collateral; the loan amount is calculated as the amount of all outstanding loans to be secured by the collateral;

●	“NPL” refers to a loan being delinquent for over 90 days;

●	“NPL provision coverage ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date;

●	“NPL ratio” as of a particular date represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date;

●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

●	“Pearl River Delta region” refers to Dongguan, Zhongshan, Foshan, Guangzhou, Huizhou, Jiangmen, Shenzhen, Zhuhai and Zhaoqing;

●	“quick disposal plans” refers to the mechanisms that we utilize to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“senior units” refers to the senior units and intermediate units, if applicable, in a trust plan;

●	“structural leverage ratio” refers to the ratio of the total amount of senior units and subordinated units; intermediate units are included as senior units for the purpose of calculation;

●	“Tier 1 cities” refers to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” refers to Dongguan, Foshan, Nanjing, Nanchang, Nantong, Xiamen, Hefei, Dalian, Tianjin, Changzhou, Xuzhou, Huizhou, Chengdu, Wuxi, Kunming, Hangzhou, Wuhan, Ji’nan, Zhuhai, Shijiazhuang, Fuzhou, Suzhou, Xi’an, Zhengzhou, Chongqing, Changsha, Qingdao, Shaoxing, Ningbo, Wuxi, Harbin, Changchun, Nanning, Wenzhou, Quanzhou, Guiyang, Taiyuan, Jinhua, Yantai, Jiaxing, Taizhou, Zhongshan, Baoding, Lanzhou and Langfang;

●	“total operating income” refers to the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company,” “the Company,” “the Group,” and “our” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries and consolidated affiliated entities, including but not limited to Shenzhen Fanhua United Investment Group Co., Ltd. and Guangzhou Heze Information Technology Co., Ltd., as a group; and

●	“Yangtze River Delta region” refers to Shanghai, Nanjing, Nantong, Hefei, Yixing, Changzhou, Yangzhou, Wuxi, Hangzhou, Jiangyin, Taizhou, Shaoxing, Suzhou, Jiaxing and Zhenjiang.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8972 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022. On April 21, 2023, the noon buying rate for Renminbi was RMB6.8920 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and growth strategies;

●	our future business development, results of operations and financial condition;

●	relevant government policies and regulations relating to our business and industry;

●	status of the COVID-19 pandemic and its impact on our business and industry;

●	general economic and business conditions in China; and

●	assumptions underlying or related to any of the foregoing.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their financing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Trial Measures.

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

Although we do not believe we are a CII operator or a network platform operator, the PRC authorities could interpret such term broadly. If our company is deemed to be a CII operator or a network platform operator under such rules, we could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for future offerings of securities overseas or to maintain the listing status of our ADSs or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for future offerings of securities overseas or to maintain the listing status of our ADSs, we may not be able to proceed with future offerings of securities overseas or to the listing of our ADSs on the New York Stock Exchange, face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from future offerings of securities overseas into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete future offerings of securities overseas or to maintain the listing status of our ADSs. We also cannot rule out the possibility that certain of our customers may be deemed as CII operators, in which case our products or services or data processing activities, if being deemed as related to national security, will need to be submitted for cybersecurity review before we can enter into agreements with such customers, and before the conclusion of such procedure, the customers will not be allowed to use our products or services. If the reviewing authority considers that the use of our services by certain of our customers involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers, which could have a material adverse effect on our results of operations and prospects. Uncertainties also exist regarding the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and the viability of business operation. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the People’s Republic of China (“PRC Foreign Investment Law”), and the State Council promulgated the Implementing Regulations to the PRC Foreign Investment Law (“Implementing Regulations”) on December 26, 2019, both of which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementing Regulations replaced the trio of previous laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures, and the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, together with their implementation rules and ancillary regulations.

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

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the real estate, education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Doing Business in China” for more details.

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

In 2020, 2021 and 2022, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations. None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

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

Financial Information Related to the Consolidated Affiliated Entities

Loans that we facilitate are granted to borrowers through structured funds set up by our trust company partners, such as the series of FOTIC Jinghua structured funds. Each structured trust fund has a separate bank account, and the assets of the structured funds can only be used to settle obligations under the respective structured fund. Under most trust plan agreements, we subscribe to all of the subordinated units of each structured trust plan and provide credit strengthening services as the subordinated unit holder. This requires us to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior unit holders. We are designated as the service provider to assist our trust company partners acquire and screen borrowers and perform credit assessment pursuant to collaboration agreements with our trust company partners. We provide loan facilitation and post-loan management services for service fees charged directly to the trust plans. As a result, we are deemed as the primary beneficiary of the funds from the accounting perspective as we have the power to direct the activities of the structured funds and have obligation to absorb losses of the funds or right to receive benefits. Under Accounting Standards Codification (ASC) Topic 810, the structured funds are considered as variable interest entities (VIEs) which need to be consolidated on our balance sheet. However, as advised by our PRC counsel, such structured funds are not considered as separate legal entities or VIEs under the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75. We subscribe to the subordinated units and act as the service provider under the trust plans through our wholly-owned subsidiaries.

Risks Associated with the Holding Foreign Companies Accountable Act

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities.

For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our auditor, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

The PRC government has significant authority to exert influence on the ability of a company based in China, such as ours, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. We face risks associated with regulatory approvals of overseas offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. For example, in recent years, regulatory actions undertaken by China’s government, including the enactment of China’s new Data Security Law, amended Cybersecurity Review Measures, Personal Information Protection Law, and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. For example, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the anti-monopoly law. Although we do not believe the current antimonopoly laws and regulations have a material adverse impact on our business and results of operations, any failure or perceived failure by us to comply with the relevant anti-monopoly laws and regulations may result in governmental investigations, enforcement actions or lawsuits and could have an adverse impact on our business and results of operations.

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

Additionally, trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a Commission-Identified Issuer under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. Such risk could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our auditor, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	The PRC government has significant oversight over the conduct of our business and as such may influence our operations, which may potentially result in a material adverse effect on our operations.

●	The oversight of the China Securities Regulatory Commission, Cybersecurity Administration of China or other governmental authorities may adversely affect our business and their approval may be required in connection with future offerings of securities overseas or to maintain the listing status of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	The collaboration model we have in place with our sales partners to acquire borrowers might be regarded as financial marketing and might face compliance risks.

●	Our auditor, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Risks Related to Our Business

●	We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.

●	Our credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

●	Our trust company partners operate in a strictly regulated industry. If the practice of our trust company partners, including the cooperation arrangements with us, is challenged under any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.

●	We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

●	Our collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

●	Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding-failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.

●	Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

●	Our business depends on our ability to collect payment on and service the transactions we facilitate.

●	The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

●	Credit and other information that we or our trust company partners or our commercial bank partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

●	We primarily rely on our trust company partners and our commercial bank partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these partners and borrowers may be deemed as intermediation contracts under the Civil Code of the People’s Republic of China (the “Civil Code”).

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2023 taxable year, and we will likely be a PFIC for 2023 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect micro- and small-enterprise owners’ willingness to seek credit and our partners’ ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, the PRC and certain other countries, as well as the recent banking turmoil in the United States and European Union. For instance, the U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. There is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality micro- and small-enterprise owners seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers and, therefore, our operating income will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent regulatory development has also imposed challenges to our future business and operations. On August 20, 2020, the Supreme People’s Court announced an amendment to the judicial interpretation of China’s private lending, which reduces the maximum annual interest rate allowed on private lending to four times of the latest one-year loan prime rate (LPR) (the “Amendment”). Although we do not believe we are regulated by the Amendment as a loan facilitator in collaboration with licensed trust company partners, our trust company partners have voluntarily adjusted the interest rates on some loan products we facilitate to comply with the new standards under the Amendment with some trust company partners to prevent the compliance risks due to the uncertainty of regulatory enforcement. As a result, our profit margin, results of operations and financial position were adversely impacted in 2022, and may continue to be adversely impacted.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operations in China are governed by the PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and may be amended from time to time, and the PRC legal system continues to rapidly evolve, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. In addition, any new PRC laws or changes in PRC laws and regulations related to, among other things, foreign investment and business activities in China could have a material adverse effect on our business and our ability to operate our business in China.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainty towards the scope and effect of our contractual, property (including intellectual property) and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our business, and impede our ability to continue our operations and proceed with our future business plans.

The PRC government has significant oversight over the conduct of our business and as such may influence our operations, which may potentially result in a material adverse effect on our operations.

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

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our issuance of securities overseas or maintenance of the listing status of our ADRs, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for future offerings of securities overseas or maintenance of the listing status of our ADSs would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission promulgated the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their financing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our offshore offerings prior to the effective date of the Overseas Listing Trial Measures, but we may be subject to the filing requirements for our financing activities under the Overseas Listing Trial Measures. Any securities offerings and listings outside of mainland China by our Company after the effective date of the Overseas Listing Trial Measures, including but not limited to follow on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in connection with requirements of obtaining prior approval for the listing of our ADSs. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear. We cannot assure you that we will be able to complete any required filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) , or the Draft Archives Rules. On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which became effective on March 31, 2023. The Confidentiality Provisions requires, among others, that companies based in mainland China seeking to offer securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such companies or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Given the Confidentiality Provisions were recently promulgated, there remain substantial uncertainties about how these provisions will be interpreted, or implemented and how it will affect our operations or future securities offerings.

As of the date of this annual report, we have not provided files or copies of files outside China that involve national secrets, national security, vital interests, or have important preservation value to the nation and society. However, we cannot guarantee that relevant government agencies of China, including the CSRC, will share the same opinion as ours.

The interpretation and implementation of these opinions and new rules remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of or file with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on NYSE or to conduct offerings of securities in the future. If such approvals are required, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Our PRC legal advisor, Merits & Tree Law Offices, has advised us, based on their understanding of the current PRC laws, rules and regulations, that no permission is required from any Chinese authorities (including the CSRC and the CAC) for our overseas offerings and maintaining the listing status of the ADSs on the New York Stock Exchange, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any offering such as offerings completed or contemplated by our company is subject to the M&A Rules; and (ii) our PRC subsidiaries were either incorporated as wholly foreign-owned enterprises by means of direct investment or by merger or acquisition of equity interest or assets of a PRC domestic company not subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor. There are still uncertainties regarding the interpretation and implementation of these opinions, and further explanations or detailed rules and regulations with respect to these opinions may be issued in the future, which may impose additional requirements on us.

Uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

The Data Security Law was promulgated on June 10, 2021 and became effective in September 2021, which stipulates that the data handling activities that affect or may affect the national security should undergo national security review. The Personal Information Protection Law was promulgated on August 20, 2021 and officially implemented on November 1, 2021, which stipulates that critical information infrastructure (“CII”) operators, or personal information processors whose processing of personal information reaches the threshold amount prescribed by the national cyberspace authority, shall store the personal information collected or generated by them within the territory of the PRC. If it is necessary to provide the data overseas, the organization is required to pass the security assessment organized by the national cyberspace authority.

On August 17, 2021, the State Council issued the Regulations on the Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021. The regulations stipulate that the departments responsible for the security protection of critical information infrastructure (hereinafter referred to as the security protection departments) shall formulate rules for the identification of critical information infrastructure based on the actual situation of the industry and field, and report it to the public security department of the State Council for record. The following factors shall be considered in the formulation of identification rules: (1) the degree of importance of the network facilities and information systems to the core businesses of the industry and area concerned; (2) the degree of damage that may be caused if the network facilities and information systems are under destruction, loss of function or data leakage; and (3) the correlative impact on other industries and areas. The security protection departments shall be responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, timely notify the identification results to the operators and report such results to the public security department under the State Council.

In December 2021, the CAC published the amended Cybersecurity Review Measures, or the new measures, which provides that a network platform operator that has the personal information of more than one million users must apply to the Cybersecurity Review Office (the “CRO”) for a cybersecurity review when it seeks to list overseas. Also, a CII operator, when procuring a network product or service, shall predict any national security risk that may arise after the use of such product or service. If national security will be affected or may be affected, the CII operator shall apply to the CRO for a cybersecurity review.

Given the nature of our business and as advised by our PRC legal advisor, Merits & Tree Law Offices, we do not believe that our company is either a “CII operator” or a “network platform operator” who possesses personal information of more than one million users, and therefore are not required to file for a cybersecurity review under the new measures, although we cannot guarantee that the relevant PRC regulatory authority will agree with such conclusion reached. If our company is deemed to be a CII operator or a network platform operator under such rules, we could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for future offerings of securities overseas or to maintain the listing status of our ADSs or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for future offerings of securities overseas or to maintain the listing status of our ADSs, we may not be able to proceed with future offerings of securities overseas or to the listing of our ADSs on the New York Stock Exchange and face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from future offerings of securities overseas into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete future offerings of securities overseas or to maintain the listing status of our ADSs.

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

As of the date of this annual report, we have not been informed or involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the new measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our current NYSE listing status from the CAC as of the date of this annual report. As there are still uncertainties regarding the enactment of these new laws and regulations as well as the amendment, interpretation and implementation of existing laws and regulations, we cannot assure you that we will be able to comply with such laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any activities or services that are deemed illegal or non-compliant by the regulatory authorities and become subject to fines and/or other penalties. If we fail to address such issue in a timely manner, or at all, we may be required to suspend or terminate our related businesses or face other penalties. This may materially and adversely affect our business, financial condition, results of operations and prospects.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

CNFinance Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all of our executive officers are located in China. All of our directors who are not our executive officers are located in China, except for one independent director who resides in the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the Company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries, as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation stipulates that if a foreign investor acquires a domestic enterprise and obtains actual control, and if it involves key industries, or has factors that affect or may affect national economic security, or causes the transfer of actual control of domestic enterprises with well-known trademarks or Chinese time-honored brands, the parties concerned shall report to MOFCOM. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, according to the Measures for the Security Review of Foreign Investment, which has been effective since January 28, 2021, a foreign investor or a party concerned in China (hereinafter collectively referred to as “party concerned”) shall take the initiative to make a declaration to the working mechanism office prior to making one of the following investments and the working mechanism office shall be entitled to require the party concerned to make a declaration thereof: (i) investment in any of such fields as the military industry and military-supporting industry that concern state defense and security, as well as military facilities and areas surrounding industrial military facilities; and (ii) investment in any important agricultural product, important energy and resources, major equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular-the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management (SAT Circular 82), which was amended on December 29,2017 and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Our auditor, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities.

The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a Commission-Identified Issuer under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. This would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

You may have difficulty enforcing judgments in Hong Kong.

Our PRC subsidiaries are wholly owned by our subsidiary incorporated in Hong Kong. You may have difficulties in enforcing court judgments obtained in United States courts against our Hong Kong subsidiary, including judgments relating to the federal securities laws of the United States. There is also doubt as to whether courts in Hong Kong will enforce judgments of United States courts based only upon the civil liability provisions of the federal securities laws of the United States, or the securities laws of any state of the United States.

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

The regulatory framework and market condition for China’s home equity loan market is evolving and may remain uncertain for the foreseeable future. If our business practices or the business practices of our trust company partners are challenged under any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected. From time to time we may refine existing commercial arrangements in our business operations to comply with changing regulatory focuses. For example, FOTIC, one of our primary trust company partners, amended its loan agreements in 2017 with certain borrowers to add an option for FOTIC to demand payment of outstanding loan principal and interests before the maturity of the underlying trust funding. Starting in March 2018, we have been working with FOTIC to implement a performance-based service fee structure (the “2018 FOTIC Service Fee Structure”). For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services.” We have also been exploring new business model to broaden our prospective borrower bases. Since December 2018, we have sought to collaborate with limited partnerships and certain well-established corporations, where limited partners in such limited partnerships and the established corporations work as our sales partners to introduce prospective borrowers to us. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In order to expand our financing channels, we launched a new funding model in 2021 in collaboration with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Commercial Bank Partnership.” Unfavorable reception of the new business arrangements and new collaboration and funding model by potential borrowers could have a material adverse impact on our business, results of operations, financial condition and cash flows. We may face the risk of increased borrower complaints, potential supervision, examinations or enforcement actions by regulatory agencies and/or penalties for violation of financial regulations and other applicable laws and regulations. We may not be able to successfully address the risks and difficulties associated with the new business arrangement and new funding model, which could materially harm our business and operating results. The modifications to our business arrangements and business model may also increase the complexity of our business and may present new and significant challenges, as well as strains on our management, personnel, operations, systems, technical performance and financial resources. As a result, past performance of our practice does not necessarily indicate our future prospects and performance. Such past performance may or may not be sustained in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history in this particular market. These risks and challenges include, among other things, our ability to:

●	offer customized and competitive loan services and products;

●	increase the utilization of our loan services by existing borrowers as well as new borrowers;

●	maintain low delinquency ratio of loans originated by us;

●	achieve an effective and efficient collection and foreclosure process to assist our trust company partners to recover delinquent loans in the event of loan default;

●	develop sufficient, diversified, cost-efficient and reputable funding sources;

●	broaden our prospective borrower base;

●	navigate through a complex and evolving regulatory environment;

●	improve our operational efficiency;

●	promote standardized and disciplined operational procedures in local offices;

●	attract, retain and motivate talented employees to support our business growth;

●	maintain and enhance relationships with our business partners;

●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

●	navigate economic condition and fluctuation; and

●	defend ourselves against legal and regulatory actions.

Our credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

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

We fund most of the loans we originate through our trust company partners. Loans funded by our trust company partners are disbursed to borrowers directly through trust plans. 100.0%, 99.8% and 82.7% of our home equity loan origination volume was originated under trust lending model in 2020, 2021 and 2022, respectively.

The availability of funding from our trust company partners depends on many factors, such as the availability of investors on their platforms, general economic conditions, change of regulatory requirements, actual and expected delinquency ratio compared to alternative opportunities, some of which are out of our control. Our trust company partners may seek to acquire borrowers independently or through other third parties. In addition, our trust company partners may not be able to adapt their compliance practices with the evolving financial institution licensing and other regulations in the PRC. As a result, our ability to cooperate with our existing trust company partners may be subject to regulatory or other limitations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding, failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.”

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

Our headquarters are located in Guangzhou, where most of our directors and management and a large majority of our employees currently reside. Consequently, we are highly susceptible to factors adversely affecting Guangzhou. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Guangzhou, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations. The outbreak of the COVID-19 pandemic and subsequent outbreaks driven by new variants of COVID-19 have brought uncertainties and interruptions to China’s macroeconomics and the global economy and may have adverse effects on our operations. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 or its variants infections have emerged, such as the infections caused by the Omicron variants emerged in late 2021 and spread across the globe including in China in early 2022. The Chinese government as well as many other countries in the world have taken various measures to constrain the outbreak. The COVID-19 pandemic has caused, and may continue to cause, companies in China, including us, to implement temporary adjustment of work schemes allowing employees to work from home and other measures that may impact our operation. We prioritize the health and safety of our employees, and have taken various preventative and quarantine measures across the Company soon after the outbreak. Results of operations for MSEs, whose owners are our primary customer group, were and may continue to be materially and adversely impacted, which will in turn have a material adverse effect on our financial performance and results of operations. As a result of the COVID-19 outbreak and its continued influence, our business involving on-site and offline activities were and may continue to be materially and adversely impacted, including and not limited to inspection of real properties; visits to borrowers in both the risk assessment and the collection and foreclosure process; and developing of prospective borrowers.

The COVID-19 outbreak had and may also continue to have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate. While various measures that the Chinese government implemented to constrain the COVID-19 outbreak have been relaxed since the beginning of 2023, many aspects of daily business operations in China gradually returned to a normal routine. However, the situation in China and other countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. The extent to which COVID-19 and its variants impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including the possibility of a resurgence of the COVID-19 outbreak in China, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, the development and efficiency of vaccines and other actions taken by governments, companies and individuals in response to the virus and resulting economic disruption. We will continue to closely monitor the impacts of COVID-19 pandemic on us.

Our trust company partners may need to lower the structural leverage ratio of the trust plans which could materially and adversely affect our business.

The Guiding Opinion sets a limit on the contractual structural leverage ratio which is calculated as the total amount of senior units divided by subordinated units, and intermediate units shall be included as senior units for the purpose of this calculation. For a fixed-income product, the structural leverage ratio shall not exceed 3:1. The contractual structural leverage ratio of the trust plans or products set up by our trust company partners is determined pursuant to our collaboration agreements with them, which set the upper limit to such ratio at a range of 3:1 to 9:1. As of the date of this annual report, the actual structural leverage ratio of our trust plans is in compliance with the Guiding Opinion. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Terms of the Trust Plans” and “Item 4. Information on the Company—B. Business Overview—Our Products—Trust Lending—Funding Partners.” We cannot assure you, however, that the actual structural leverage ratio of our trust plans are always in compliance and in the future, we may need to contribute additional funding to maintain a lower structural leverage ratio and our overall cost of funding may increase, which could materially and adversely affect our business.

Our concentration of funding provided by our trust company partners and our concentration of borrowers introduced by one sales partner may have a material adverse effect on our financial condition, liquidity and results of operations, if we lose any of our trust company partners or such sales partner either as a result of its decision to acquire services from our competitors or otherwise.

100.0%, 99.8% and 82.7% of our total home equity loan origination volume was originated under trust lending model in 2020, 2021 and 2022, respectively. Among the loans originated through our trust lending model, 69.3%, 62.1% and 62.3%, were funded through FOTIC trust plans in 2020, 2021 and 2022, respectively. We generally acquire borrowers through the collaboration model where we collaborate with sales partners who introduce borrowers and receive incentives. See “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2022, we started to collaborate with a sales partner and the balance of outstanding loan principal of the loans issued to borrowers introducted by such sales partner accounted for 19.4% of our total balance of outstanding loan principal as of December 31, 2022. Although we have long-standing relationship with our trust company partners and such sales partner, there is no guarantee as to the continuation of the relationships between our trust company partners, such sales partner and us. We endeavor to diversify our funding source and borrower acquisition channel, but there is no assurance that we will be successful. The loss of any of our trust company partners, in particular FOTIC, or the afore-mentioned sales partner, whether as a result of its decision to acquire services from our competitors, or otherwise, would have a material adverse effect on our financial condition, liquidity and results of operations.

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

According to the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, promulgated by the Supreme People’s Court, whoever meets the following four conditions, may be deemed as “absorbing public savings illegally or in disguised form” as prescribed in Article 176 of the Criminal Law, except as otherwise provided for by the Criminal Law: (i) taking in funds without license of the relevant authority or under the disguise of lawful business operations; (ii) publicizing by means of internet, media, recommendation fairs, leaflets or mobile phone text messages, or other means; (iii) promising to repay the principal and interests or make payments in forms such as currency, real objects or equities, within a certain time limit; and (iv) absorbing funds from the general public, namely unspecified people. According to Regulations on Preventing and Dealing with Illegal Fund-raising, illegal fundraising involves collecting funds from non-specific targets with promised principal and interest or other investment returns, without lawful permission from the State Council’s financial management departments or in violation of China’s financial management rules. The definition above stipulates the three features of illegal fundraising, which are illegal, with pecuniary interest, and targeting unspecified audiences.

It is unclear whether the CRMP we received would be deemed as absorbing funds illegally under PRC laws and regulations. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our collaboration model with sales partners. If we are deemed to be absorbing public savings illegally or in disguised form, we may be subject to fines up to the amount of fund absorbed and criminal penalties, which could materially and adversely affect our business. We are in the process of refining the collaboration model with the sales partnerships under which sales partners will be restricted to qualified persons only. In addition, we have not made any commitments of making repayments within a certain time limit. We also require the sales partners to use their own funds as the source of the CRMP and prohibit collection of public funds from unspecified people. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if our collaboration model with sales partners are deemed as absorbing public savings illegally or in disguised form.

According to the Administrative Measures on Assembled Funds Trust Schemes of Trust Companies, which was amended on February 2009, the trustor shall use legitimate funds of its own to subscribe to the trust units, and shall not participate in the trust scheme by illegally pooling funds from any other person. In addition, according to the Guiding Opinions on Regulating Asset Management Business of Financial Institutions, which were promulgated on April 2018, investors may not use loans or funds from third parties raised by issuing bonds to invest in asset management products. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our collaboration model with sales partners. If the fund we subscribe for the subordinated units of the trust plan is identified as originated from CRMP, we may be subject to fines up to the amount of fund so identified and criminal and administrative penalties, which could materially and adversely affect our business. Our PRC legal advisor, Merits & Tree Law Offices, advises us that the CRMP from sales partners is for the purpose of reducing our own risk exposure, not for the purpose of illegally and publicly absorbing other people’s funds; in addition, the CRMP does not belong to the loans or funds raised by issuing bonds as described in the abovementioned regulations. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if the funds we subscribe for the subordinated units of the trust plan is identified as originating from CRMP.

In addition, under our collaboration model, the CRMP paid by the sales partners either through direct contribution or through contribution to limited partnerships may be seen as investment in trust plans which may be identified by PRC regulatory authorities as disguised loans granted by sales partners. According to the Regulation on Private Lending and Maintaining the Economic and Financial Order, which was promulgated on April 2018, no entity or individual may set up an agency that conducts or mainly conducts the granting of loans, or takes the granting of loans as the daily business activities, without the approval of the competent authority in accordance with the law. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, they may be subject to fines up to the amount of fund so identified and criminal and administrative penalties. Our PRC legal advisor, Merits & Tree Law Offices, advises us that under the collaboration model, the main business of the sales partners we cooperate with are to introduce real estate mortgage loan projects to third parties, rather than providing loans. Our sales partners do not engage in issuance of loans and have not entered into any loan agreements with us. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, our business and results of operations will be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC government authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the home equity loan and finance industries. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation.” Our PRC legal advisor, Merits & Tree Law Offices, advises us that our businesses do not need special approvals or licenses, other than our small loan business and subject to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.” We are further advised that these opinions are subject to uncertainties and the regulatory authorities may hold a different view.

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

According to Measures for the Supervision and Administration of the Wealth Management Business of Commercial Banks promulgated in September 2018 (the “Wealth Management Measures”), a commercial bank is subject to certain investment threshold of nonstandardized debt assets. A transition period, starting from the effective date until the end of 2020, will be set for the Wealth Management Measures. During the transition period, new wealth management products introduced by commercial banks shall comply with the Wealth Management Measures. Commercial banks may continue to offer existing products for the undue assets invested in by existing wealth management products, but shall strictly control them within the overall scale of existing products and decrease them progressively in an orderly manner. Neither our trust company partners nor we have specific knowledge on whether a commercial bank investing in the senior units is in compliance with the Wealth Management Measures. As of the date of this annual report, we are not aware of noncompliance by commercial banks as senior unit holders. We cannot assure you, however, that commercial banks as senior unit holders will continue to comply in the future. If commercial banks as senior unit holders violate the Wealth Management Measures, such violation will have a material adverse effect on our trust company partners’ funding sources and our business operations.

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

As a result of the COVID-19 pandemic, our normal work schedule and results of operations were adversely impacted in 2022 and may continue to be adversely impacted in the future, which may negatively impact our ability to maintain or increase the amount of loans we facilitate. For example, we may not be able to conduct borrower site visits, and the processing time for each loan may be prolonged. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

We may not be able to achieve low delinquency ratio for loans originated by us, or such delinquency ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. The outstanding principal of home equity loans (including loans held for sale) originated by us was RMB9,816 million, RMB10,705 million and RMB11,123 million (US$1,745 million) as of December 31, 2020, 2021 and 2022. The delinquency ratio for loans originated by us increased from 23.70% as of December 31, 2020 to 26.22% as of December 31, 2021, and further increased to 33.22% as of December 31, 2022. Our NPL ratio decreased from 12.89% to 11.93%, and increased to 16.95% as of the same respective dates. The delinquency ratio in 2022 is higher than that in 2021, mainly because the fact that the borrowers’ ability to service their debts was negatively affected in 2022 due to the COVID-19 pandemic. The NPL ratio in 2022 is higher than that in 2021, mainly attributable to the fact that the pandemic prevention and control measures taken in 2022 has negatively impacted the efficiency of bad debt collection and legal proceedings against borrowers at default, and therefore has caused the Company’s NPL ratio to increase. In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021, under which model we provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Commercial Bank Partnership.” Accordingly, our results of operations, financial position and liquidity could be materially and adversely affected if we cannot achieve low delinquency ratio for the loans generated under such new funding model. Furthermore, our borrower base continues to expand with the growth of our business operations, which may include loan applicants with lower creditworthiness. We may not be able to achieve low delinquency ratio for loans originated by us in the future, or return to the low delinquency ratio or NPL ratio we achieved in the past.

Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

As part of the collaboration we have with our trust company partners, we subscribe to subordinated units in trust plans through our subsidiaries and fund those units with (i) our own funds and (ii) funding from transferring our right to earnings in subordinated units to third parties. We transfer our right to earnings in subordinated units to third parties with a repurchase arrangement, which requires us to repurchase the right to earnings in subordinated units. For details of our repurchase agreements with third parties under the trust lending model, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Funding Sources.” In 2020, 2021 and 2022, we transferred our right of earnings in subordinated units to a certain private equity fund and to a certain third party. Our financing costs under such repurchase arrangement ranged from 10.5% to 13.8% per annum of the transfer prices in 2020, 2021 and 2022. We are required to consolidate all of the results under trust plans on our consolidated financial statements, including those of the senior units. This consolidation is necessary as our trust lending model creates exposure to variability of returns from the activities of the trust plans.

We historically operated a small direct lending business through our small loan subsidiaries, financed with our own funds or funds we received from third parties by transferring our rights in the loans together with a repurchase arrangement.

As a result of our funding model, we may be exposed to high leverage ratio. Our leverage ratio was 3.3 times, 3.8 times and 3.7 times as of December 31, 2020, 2021 and 2022, respectively. Our high level of borrowings and leverage ratio may adversely affect our liquidity and business operations, including but not limited to increasing our vulnerability under adverse economic condition, potentially limiting our ability to raise more debt and increasing our exposure to interest rate fluctuation. Our business and results of operations also depend on our ability to secure cost-effective financing. The third parties to whom we transfer our right to earnings or small rights to earnings in loans principal, interest and financing service fee receivables may not continue to provide funding at rates acceptable to us, and we may not find alternative financing at similar rates, or at all.

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

Credit assessment of the borrowers we facilitate is conducted by our risk management system, and subject to final risk assessment by our trust company partners or commercial bank partners under different funding models. Our risk management system uses credit analysis and data from prospective borrowers and multiple external sources and might not be effective as we continue to increase the amount of transactions, expand the borrower base and broaden our borrower engagement efforts through different channels in the future. If our system or our trust company partners’ or commercial bank partners’ system is ineffective or if the credit analysis and data we or our trust company partners or our commercial bank partners obtained are incorrect or outdated, the relevant risk management abilities could be negatively affected, resulting in incorrect recommendations or denials of loan applications or mispriced loan products, or eventually loan default. If we are unable to effectively and accurately assess the credit risks of borrowers or price loan products appropriately, we may be unable to offer quality services to our trust company partners, commercial bank partners or borrowers. Our risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior or result in better evaluation of our borrower base when compared to our competitors. Pursuant to the terms of our collaboration agreements with trust company partners and commercial bank partners, trust company partners or commercial bank partners are independently responsible for credit assessment and approving the loans applications and we are not subject to any penalties for inaccurate risk assessment or mispriced loan products. However, we ultimately bear credit risk on loans we facilitate as we have payment obligations under our credit strengthening arrangements or the new funding model with commercial bank partners. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services.” In addition, our performance-based service fee and return under the subordinated units may be reduced as a result of increased NPLs. If our or our trust company partners’ or commercial bank partners’ risk management system fails to perform effectively, our business and results of operations may be materially and adversely affected.

As a result of the COVID-19 pandemic, our normal work schedule were adversely impacted and may continue to be adversely impacted in the future. Specifically, we may not be able to conduct site visits, which is an important component of our credit assessment process. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

Moreover, Circular 141 provides that all types of institutions or entrusted third-party institutions shall not collect loans through violence, intimidation, insult, slander, harassment, etc. Furthermore, according to the Notice on Further Regulating the Personal Trust Loan Business of Trust Companies issued by Beijing Bureau of the China Banking and Insurance Regulatory Commission in August 2020, trust companies within the Beijing jurisdiction shall clarify the list of prohibited behaviors with the institutions they collaborate with and their staff, and must not collect loans through violence, intimidation, insult, slander, harassment, etc. The Amendment XI to the Criminal Law of the People’s Republic of China, which was issued on December 2020 and became effective in March 2021, stipulates that whoever falls under any of the following circumstances when collecting any illegal debts generated from offering loans with high interest shall, if the circumstances are serious, be sentenced to fixed-term imprisonment of no more than three years, criminal detention or public surveillance and shall also, or shall only, be fined: (1) using violence or coercive methods; (2) restricting another person’s personal freedom of movement or trespass to another person’s dwelling; or (3) threatening, stalking, or harassing another person.

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

As a result of the COVID-19 pandemic, our collection efforts were delayed and may continue to be delayed in the future, which may have a material adverse impact on our results of operations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

We are involved in various legal proceedings in the ordinary course of business from time to time. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations as a whole. However, no assurances can be given as to the outcome of any pending legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. For debt collection purposes, we initiate legal proceedings against borrowers to recover payments that are delinquent for 30 days if we cannot reach agreement with the default borrowers by then. As of December 31, 2022, we had 5,076 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB2,827.1 million, where our trust company partners either directly or with our help sued borrowers of such delinquent loans. We may not be able to obtain or enforce favorable judgments or arbitration awards, or recover the amounts in dispute in full or at all. Furthermore, claims arising out of actual or alleged violations of law could be asserted against us by individuals, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, online or private lending laws or regulations, consumer protection laws or regulations, intellectual property laws, information security and privacy laws, and labor and employment laws. For further details, see the section headed “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

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

As a result of the COVID-19 pandemic, court proceeding, foreclosure action and enforcement process were delayed and may continue to be delayed in the future, which may have a material adverse impact on our results of operations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

For the purposes of credit risk assessment, we and our trust company partners or our commercial bank partners obtain from prospective borrowers and third parties certain information of the prospective borrowers or the prospective real property collateral, which may not be complete, accurate or reliable. A credit report on a borrower or prospective collateral generated by our third-party sources or our trust company partners’ or our commercial bank partners’ own credit assessment system may not reflect that particular borrower’s actual creditworthiness or the prospective collateral’s actual market value because it may be based on outdated, incomplete or inaccurate information. Additionally, once we and our trust company partners or our commercial bank partners have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a preexisting debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. Such inaccurate or incomplete borrower information could compromise the accuracy of our or our trust company partners’ or our commercial bank partners’ credit assessment and adversely affect the effectiveness of our risk management, which could in turn harm our reputation, lower our service fees charged to trust plans, and as a result, our business and results of operations could be materially and adversely affected.

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

In 2021 and 2022, loans secured by second lien interest accounted for 60.5% and 59.8% of our loan origination volume of home equity loans, respectively. For loans secured by second lien interests, our rights over the collateral will be subordinated to other secured creditors with higher priority. If the borrowers default, we may not be able to collect the full amount of our security interests in the collateral due to lien subordination. There is no assurance that we will be able to realize the value of the collateral as we anticipated in a timely manner, or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

We primarily rely on our trust company partners and our commercial bank partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these partners and borrowers may be deemed as intermediation contracts under the Civil Code of the People’s Republic of China (the “Civil Code”).

Under the Civil Code, if an intermediary intentionally conceals any material fact or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and shall be liable for the damages caused. Therefore, if we intentionally conceal material information or provide false information to our trust company partners and our commercial bank partners and are found at fault, or if we fail to identify false information received from borrowers or others and in turn provide such information to our trust company partners and our commercial bank partners, we could be held liable for damages caused to our trust company partners and our commercial bank partners as an intermediary pursuant to the Civil Code. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a credit limit or pricing to a particular borrower in the process of facilitating a loan transaction, as long as we do not intentionally conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of home equity loans and the possibility that the PRC government authority may promulgate new laws and regulations regulating home equity loans in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the home equity loan industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with ours.

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

On 26, December, 2022, China Banking and Insurance Regulatory Commission (“CBIRC”) issued the Administrative Measures for the Protection of Consumer Rights and Interests by Banking and Insurance Institutions. According to such Administrative Measures, banking institutions shall establish a management mechanism for the list of cooperating institutions and strengthen the ongoing management of cooperating institutions, and set entry and exit criteria for cooperating institutions on matters involving consumer rights and interests, such as the security of consumers' personal information.

As of the date hereof, there is no such terms or provisions that we are entrusted or authorized to collect such information from the borrower by the trust companies and commercial banks in the agreements between us and the trust companies and commercial banks. We have collected information from the borrowers with the borrowers’ express consent. Although the Specifications are a recommended industry standard and have no mandatory legal force, but they might still be referred to by regulatory agencies. Therefore, if our collecting, storing and sharing of the borrower’s above-mentioned information are found to be in violation of the laws, it could have an adverse impact on our business model and adversely affect our business operations, especially in terms of our collaboration model with commercial bank partners.

The Administrative Measures for Credit Reporting Business may have a certain negative impact on our business, and we may face challenges from the regulatory authorities.

The Administrative Measures for Credit Reporting Business, which were adopted on September 17, 2021, are promulgated for implementation as of January 1, 2022. For the purpose of the measures, credit reporting business refers to activities in which credit information on enterprises and individuals is collected, arranged, preserved, processed, and provided to users; Credit information refers to basic information, loan information, and other relevant information collected in accordance with the law and used to identify and judge the credit status of enterprises and individuals when providing services for financial and other activities, as well as analysis and evaluation information formed based on the foregoing information. Also, an applicant shall obtain the permission for a personal credit reporting agency from the People’s Bank of China in accordance with the law to engage in personal credit reporting business; handle the record-filing of a corporate credit reporting agency in accordance with the law to engage in corporate credit reporting business; or handle the record-filing of a credit rating agency in accordance with the law to engage in credit rating business. Financial institutions, including but not limited to commercial banks and trust companies, shall not carry out commercial cooperation with market institutions that have not obtained the lawful qualifications for credit reporting business in accessing credit information.

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

If negative publicity arises about the home equity loan lending industry or the secured lending industry in general in China or our company, including the quality, effectiveness and reliability of our business, our ability to effectively manage and resolve borrower complaints, privacy and security practices, litigation, regulatory challenges and the experience of borrowers with our services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our services, which could harm our business and operating results. The PRC government has recently instituted general regulations and specific rules, including the Guiding Opinion, to develop a more transparent regulatory environment for assets management products. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.” Many companies in China’s home equity loan lending industry have not been fully compliant with these regulations, which prevents these companies from providing home equity loans. To the extent that borrowers associate our company with these failed companies, they may be less willing to use our services. Harm to our reputation can also arise from many other sources, including employee misconduct, misconduct by our partners, or third-party service providers, failure by us, our partners or third-party service providers to meet minimum standards of service and quality, inadequate protection of borrower and partner information and compliance failures and claims. Additionally, negative publicity with respect to our partners or service providers could also affect our business and operating results to the extent that we rely on these partners or if borrowers associate our company with these partners.

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

We have existing debts and may incur more in the future, which may adversely affect our financial condition and negatively impact our operations.

We have substantial existing debts and we may incur more in the future. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating income is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

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

As of December 31, 2022, we operated our businesses primarily in over 50 leased properties in Shenzhen, Guangzhou, Chongqing, Beijing and other cities in China. We have not signed lease contracts or not renewed expired lease contracts with respect to a small portion of such leased properties, and we may be forced to relocate if the lessors request us to leave the premises. With respect to a small portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a small portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect the effectiveness. However, landlords and tenants may be subject to administrative fines for such failure.

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

In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has not been remediated in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. We are in the process of implementing a number of measures to address the material weakness that has been identified, including hiring more qualified internal auditors to strengthen our overall governance, and providing relevant training to our accounting personnel. We have been taking other steps to strengthen our internal control over financial reporting, including (i) refining and setting more control points for our main business processes, namely the trust lending process and commercial bank partnership process, (ii) establishing effective oversight and clear reporting requirements for complex transactions, specifically for the personnel in the Finance and Capital Market Departments, and (iii) formalizing a set of comprehensive U.S. GAAP accounting manuals and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems. Although we plan to implement these measures to address the material weakness, implementation of these measures may not fully remediate the material weakness in a timely manner, and there is no assurance that we will not have material weaknesses or significant deficiencies in the future.

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

We account for compensation costs for all share-based awards using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2018 Plan decides. Under the 2018 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 307,608,500 shares. As of the date of this annual report, options to purchase a total of 307,608,500 ordinary shares were outstanding under the 2018 Plan. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Kylin Investment Holdings Limited, a company incorporated in the British Virgin Islands, holds 17.8% of our ordinary shares. As a result, each shareholder has significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company, and might reduce the price of our ADSs.

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

Substantially all of our assets and operations are located in China. We have developed a network of 87 branches and sub-branches in over 50 cities in China. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiaries should be the same. As our business grows rapidly, we may change the place of business according to market development strategy. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of their business. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties, which may adversely affect our business and results of operations.

From time to time we may evaluate and enter into strategic alliances, which could divert significant management attention and resources, disrupt our business and adversely affect our financial results.

We may from time to time evaluate and enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including the potential failure to achieve the expected benefits of the alliance, risks associated with potential leakage of proprietary information, nonperformance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. Strategic alliances will also divert the management’s time and resources from our normal operations and we may have to incur unexpected liabilities or expenses.

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

The trading price of our ADSs have been, and is likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our earnings and cash flows;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	announcements of new regulations, rules or policies relevant for our business;

●	additions or departures of key personnel;

●	our share repurchase program;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In particular, since the COVID-19 outbreaks, concerns over the economic slowdown resulting from the COVID-19 have led to a significant decrease in the major indices of the U.S. capital markets and an increase in market volatility, which have adversely affected, and may continue to, adversely affect, the market price of our ADSs. For risks related to the COVID-19, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2022, we had 1,371,643,240 ordinary shares outstanding. Among these shares, 288,485,480 ordinary shares are in the form of ADSs. All of our ADSs sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from May 5, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on March 16, 2022. As of the date of this annual report, our Company had repurchased a total of 5.6 million ADSs at an aggregate amount of US$14.0 million.

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, or, by having such disputes referred to and finally resolved by an arbitration either in New York, New York or in Hong Kong, subject to certain exceptions solely related to the aspects of such claims that are related to U.S. federal securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities-American Depositary Shares” for more information.

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

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual predispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2022 taxable year, and we will likely be a PFIC for 2023 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill (to the extent attributable to the services we provide) and fee receivables on the other hand. The extent to which our goodwill should be treated as an active asset is not entirely clear. Moreover, the value of our goodwill may be determined by reference to our market capitalization, which has been, and may continue to be, volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2022 and prior taxable years, and will likely be a PFIC for our 2023 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. taxpayers should consult their tax advisors regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

For purposes of the PFIC rules “passive income” is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation”(“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. Proposed Treasury regulations promulgated in 2019 (the “2019 Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. However, in 2020 these regulations were finalized (the “2020 Final Regulations”) without addressing the Active Financing Exception. Although the 2020 Final Regulations are silent on the availability of the Active Financing Exception to companies like us, in the preamble to the 2020 Final Regulations Treasury expressed its position that under current law the Active Financing Exception does not apply in determining the PFIC status of a company that is neither a CFC nor a bank. The 2020 Final Regulations apply to taxable years of shareholders beginning on or after January 14, 2021. Treasury indicated in the preamble to the 2020 Final Regulations that taxpayers can rely on the 2019 Proposed Regulations to apply the Active Financing Exception for any open taxable year ending on or before December 31, 2020. Concurrently with the issuance of the 2020 Final Regulations, Treasury issued proposed regulations (the “2020 Proposed Regulations”) that would state explicitly that the Active Financing Exception is available only if the tested non-U.S. corporation is a bank. The 2020 Proposed Regulations have not been finalized yet. Based on the foregoing, our ADS holders and shareholders (i) generally are permitted to apply the Active Financing Exception for a taxable year ending on or before December 31, 2020 (provided that we in fact satisfied the exception’s conditions for the relevant year), (ii) should expect that the Internal Revenue Service will not agree with a return positon that applies the Active Financing Exception for any subsequent taxable year, and (iii) should be aware that if the 2020 Proposed Regulations are finalized in their current form they will not be able to take the position that the Active Financing Exception applies for any taxable year to which the regulations will apply. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) and met all of the exception’s requirements then we would not be a PFIC for any taxable year with respect to which taxpayers validly applied the Active Financing Exception, if applicable. U.S. owners of our ADSs or ordinary shares should be aware that we have not determined whether these requirements were in fact satisfied. Moreover, if any of our trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception may also depend, in part, on whether we owned 25% or more of the value of such trust for the relevant taxable years. U.S. owners of our ADSs or ordinary shares should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to any taxable year prior to the finalization of the 2020 Proposed Regulations, and whether it is advisable to take this position in light of Treasury’s views, as described above.

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

4.B. Business Overview

Overview

We are a leading home equity loan service provider in China. We, through our operating subsidiaries in China, conduct business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and local channel partners and commercial banks under the commercial bank partnership model. Our sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to us and we introduce eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. We have established a national network of 87 branches and sub-branches in over 50 cities in China. In 2020 and 2021, we originated home equity loans with an aggregate principal amount of RMB8.8 billion and RMB12.8 billion, respectively, representing an increase of 45.2%. In 2022, we facilitated loans of RMB14.7 billion, representing an increase of 14.8% as compared to 2021.

Our primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 and other major cities in China. We originated home equity loans for 17,703, 22,060 and 23,923 (including 3,891 under the commercial bank partnership model) borrowers in 2020, 2021 and 2022, respectively. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. Their financing needs are often unpredictable, time-sensitive and frequent. We believe our target borrowers are underserved by traditional financial institutions due to various reasons. Traditional financial institutions often impose stringent and inflexible loan application requirements designed for large corporations, making it difficult for MSE owners to meet such requirements. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing needs. Moreover, unlike in the United States where home equity loans commonly serve as a financing alternative, traditional lenders in China, such as banks, typically do not grant loans secured by second lien interests and are generally less incentivized to introduce innovative home equity loan products.

We aim to serve our target borrowers by facilitating home equity loans and providing tailored services. Our standardized and integrated online and offline credit application and assessment process shorten the time of loan disbursement, providing expeditious financing solutions to MSE owners. We offer home equity loans to MSE owners that allow them to repay only the interests by installments and repay the full principal amount when due. In addition, we also facilitate home equity loans to MSE owners in the form of installment loans with a tenor typically ranging from one to three years, assisting borrowers’ short-term and long-term business planning. In 2020, 2021 and 2022, the average tenor of the home equity loans we originated was 24, 15 and 12 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 17.3% , 16.5% and 17.2% per annum, respectively. Such loan products are secured by first or second lien interests on real properties. 56.3%, 60.5% and 59.8%, of our total home equity loan origination volume in 2020, 2021 and 2022, respectively, was secured by second lien interests. Depending on the value of the collateral and the creditworthiness of the borrower, we offer flexible loan principal typically ranging from RMB100,000 to RMB5,000,000.

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

Through trust lending model we collaborate with our trust company partners, who are well-established trust funds in China with sufficient funding sources and have licenses to engage in lending business nationwide. This structure provides us with stable funding sources. Under the trust lending model, our trust company partners set up trust plans and acquire funding from their investors. Trust plans are typical investment vehicles in which investors participate by subscribing to trust units and receive a return as set out in subscription agreements. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio with a term of one to three years. The loans funded by the trust products, however, have terms typically ranging from one to three years. For details of matching our funding sources and loans we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Matching of Terms of Funding Sources and Loans.” The contractual ratio of the senior units and subordinated units of trust plans or products is determined pursuant to our collaboration agreements with our trust company partners, which set the upper limit to such ratio at a range of no higher than 3:1. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Terms of the Trust Plans” and “Item 4. Information on the Company—B. Business Overview—Our Products—Trust Lending—Funding Partners.” As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units under most trust plans. By subscribing to subordinated units, we are entitled to the residual value from trust plans after certain payments to senior unit holders, trust company partners and third-party service providers. Payments to senior unit holders consist of expected investment returns which are usually paid quarterly and principal amounts which are repaid upon borrowers’ payments of underlying loans. We as subordinated unit holders are paid each quarter after the quarterly payment of interest returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 6.0% to 11.5% per annum of the issuance number of senior units in 2022, and our financing costs for subordinated units under repurchase arrangements with financial institutions was 10.5% to 13.8% per annum of the transfer prices for such subordinated units in 2022. Our cost of the subordinated units as measured by the investment amount was RMB3,045.2 million, RMB2,919.4 million and RMB2,627.4 million (US$380.9 million), as of December 31, 2020, 2021 and 2022, respectively. Our investment return from the subordinated units was RMB658.8 million, RMB578.7 million and RMB381.3 million (US$55.3 million) in 2020, 2021 and 2022, respectively. We are designated as the service provider and provide post-loan services such as payment monitoring, debt collection and release of collateral as the need arises. We receive a performance-based service fee up to 7% per annum of the size of the trust plan charged to the trust plans for the services we provide.

In December 2018, we introduced our collaboration model to optimize our collaboration with trust companies. Sales partners recommend borrowers to us by direct cooperation with us or joining limited partnerships. By contributing an amount equal to 10% to 25% of the loans issued to the borrowers introduced by them, sales partners receive incentive fees upon a pre-agreed schedule and other conditions. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” As of the date of this annual report, we have around 1,978 contracted sales partners in total, among which around 1,284 are effective sales partners.

In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021. Under this commercial bank partnership model, we recommend borrowers to commercial banks who are responsible for reviewing and approving the loan.We provide loan facilitation services including introducing borrowers, initial credit assessment, facilitating loans from the banks to borrowers, and providing technical assistance, and assist commercial banks with post-loan managements. We charge a service fee equal to a pre-agreed percentage of each loan we introduce for our afore-mentioned loan facilitation services. We provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Commercial Bank Partnership.”

We acquire our borrowers primarily through our sales partners under the trust lending model, and local channel partners including corporate and individual offline channels and telemarketing companies under the commercial bank partnership model. Through our sales partners, local channel partners and our established network and branch offices, we reach prospective MSE borrowers and assess their creditworthiness and value of collaterals, and if these borrowers meet our requirements, we refer them to our trust company and commercial bank partners who make their own independent credit assessment and decisions before directly lending to qualified borrowers. We help trust companies and commercial banks sign loan agreements with borrowers directly, and assist borrowers in pledging collateral for the benefit of trust companies and commercial banks.

In 2020, 2021 and 2022, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2022, 100.0% of borrowers introduced to commercial banks were acquired through local channel partners including corporate and individual offline channels and telemarketing companies.

To a lesser extent, we also had a direct lending model through which we lend directly under our small loan licenses to borrowers with our own funding or funding we acquire from transfer of rights to earnings in loans principal, interest and financing service fee receivables to third parties with a repurchase arrangement.

For details of our repurchase agreements with third parties under both the trust lending and direct lending models, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Funding Sources” and “Item 4. Information on the Company—B. Business Overview—OurProducts—Small Loan Direct Lending.” We generally rely on and will continue to rely primarily on our trust lending model and commercial bank partnership model, which are supplemented with our direct lending model.

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

We originated home equity loans for 17,703, 22,060 and 23,923(including 3,891 under the commercial bank partnership) borrowers in 2020, 2021 and 2022, respectively. Our borrowers have presence in over 70 Tier 1 and Tier 2 and other major cities in China and are geographically dispersed.

Borrower Acquisition

Under the Collaboration Model, we acquire our borrowers primarily through our sales partners. In 2020, 2021 and 2022, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products——Collaboration Model.”

Under our partnership with commercial banks, we have diversified our borrowers’ profiles with more competeitve pricing and efficiency. Borrowers are engaged through our local offices and word-of-mouth marketing. Our local staff works with various local channel partners including corporate and individual offline channels and telemarketing companies. We align the incentive of our local staff by offering a commission equal to a pre-determined fixed rate of the loan origination amount.

Our Products

The home equity loans we facilitate permit borrowers to borrow relatively large amounts up to 70% LTV ratio. Our weighted average LTV ratio was 54.6%, 58.5% and 60.0%, for home equity loans originated in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, we originated home equity loans for trust companies of RMB8.8 billion, RMB12.8 billion and RMB12.2 billion (US$1.8 million), respectively. And we introduced loans of RMB2.5 billion to commercial banks in 2022.

The home equity loans we facilitate are typically secured by apartments, houses or commercial properties owned by borrowers. Unlike most traditional financial institutions, the home equity loans we facilitate can be secured with second lien interests on top of the first lien interests with banks, offering additional financing to MSE owners not otherwise readily available to them.

We facilitate home equity loans with flexible tenors typically ranging from one to three years enabling borrowers’ short-term and long-term business planning. In 2020, 2021 and 2022, the average tenor of the home equity loans we originated was 24, 15 and 12 months, respectively. The shorter average tenor of outstanding loans in 2021 than that of 2020 is mainly due to the fact that the majority of loans we facilitated in 2021 were short-term loans with a one-year maturity. The shorter average tenor of outstanding loans in 2022 than that of 2021 is mainly attributable to the fact that the majority of loans we facilitated in 2022 were short-term loans with a one-year maturity. The difference in tenor of home equity loans originated over the past three years was mainly driven by the reasons described above and not driven by type of collateral, type of borrower, credit quality or some other factors.

The home equity loans we originate under trust lending model are also competitively priced, with a weighted average effective interest rate of 17.3% 16.5% and 17.2% per annum in 2020, 2021 and 2022, respectively. The interest rates of our loan product under commercial bank partnership model ranged from 9.0% to 15.5%, which had attracted more borrowers with higher credit record. We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments, making it easier for borrowers to manage their cash flow and for us to timely monitor borrowers’ creditworthiness. Borrowers are obligated to pay directly to the trust plans in full the principal amount plus interest when due. We offer a flexible repayment schedule for installment loans, including but not limited to (i) an equal monthly installment comprising principal and interests evenly distributed throughout the life of the loan, (ii) a monthly installment comprising principal and interests in accordance with a pre-agreed step-down schedule, where a borrower starts with a higher equal monthly installment that decreases after a defined period and (iii) a monthly installment of interests only and full repayment of loan principal when due.

To foster our home equity loan business, we also provide bridge loan products, which are generally unsecured short-term loans, to pay off borrowers’ existing loans secured by real property. As a result, such real property will be released from existing loans and can be used as collateral for the home equity loans we facilitate. Once borrowers obtain home equity loans facilitated by us, the bridge loans granted by us will be repaid in full. We granted bridge loans of RMB86.4 million, RMB71.4 million and RMB99.64million(US$14.5 million) in 2020, 2021 and 2022, respectively. We may continue to originate bridge loans going forward as the need arises.

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

Each trust product issued under the long-term trust plan is funded with senior and subordinated units at a predetermined contractual structural leverage ratio with the upper limit of no higher than 3:1. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Trust Lending—Funding Partners.”

As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of each trust product issued under most long-term trust plans. Our cost of the subordinated units as measured by the investment amount was RMB3,045.2 million, RMB2,919.4 million and RMB2,627.4 million (US$380.9 million), as of December 31, 2020, 2021 and 2022, respectively. The trust plans typically pay senior unit holders an amount that equals (i) an expected rate of investment return, which is usually paid quarterly, plus (ii) the principal amount invested, which is the prompt repayment to trust companies after borrowers made payments for the underlying loans. The expected rate of investment return is provided in the subscription agreements of the senior units, to which we are not a party. Such rate of investment return is usually determined by our trust company partners based on market conditions and presented as an estimate. If the expected rate of investment return is not met, our trust company partners are not under any contractual obligation to top up for any shortfalls while we as the subordinated unit holders are required to manage the underlying NPLs to make up the shortfalls pursuant to our credit strengthening services. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services.” We as subordinated unit holders are paid each quarter after the quarterly payment of investment returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. The trust company partner is responsible for administering the trust plan and is paid a trust administrative fee.

We are responsible for maintaining the asset quality and receive a performance-based service fee of up to 7% per annum of the size of the trust plan for the services we provide, which decreases with the growth of percentage of NPLs in the amount of loans we facilitated. We as the subordinated unit holder also retain any residual value in trust plans after deducting (i) repayment of principal amount invested by senior unit holders, (ii) financing costs for the senior units, which primarily consist of the expected rate of return to the senior unit holders, (iii) administrative fee payments to trust companies and certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee to us as service provider of up to 7% per annum of the size of the trust plan. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 6.0% to 11.5% per annum of the issuance number of senior units in 2022.

We received performance-based fee payments of RMB505.9 million, RMB440.1 million and RMB446.0 million (US$64.7 million), in 2020, 2021 and 2022, respectively. Our investment return from the subordinated units was RMB658.8 million, RMB578.7 million and RMB381.3 million (US$55.3 million) for the same periods.

Credit Strengthening Services

We have been working with FOTIC to implement the 2018 FOTIC Funding Arrangements and implementing our credit strengthening services since 2018. Under the 2018 FOTIC Funding Arrangements, when there is an NPL under a trust product, we, as the subordinated unit holder, are required to adopt one of the following measures to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior units, which primarily consist of expected rate of investment return to the senior unit holders:

●	purchase NPLs funded with senior units in an amount equal to the outstanding loan principal and interests;

●	purchase additional subordinated units in an amount sufficient to cover the outstanding loan principal and interests of the NPLs; or

●	replace such NPLs with non-delinquent loans or equal amount funded with our subordinated units.

Under the 2018 FOTIC Service Fee Structure, our service fee charged to a trust plan is performance-based and up to 7% per annum of the size of the trust plan decreases with the growth of the NPLs in the loans we facilitated.

Funding Partners

As of the date of this annual report, we have formed partnerships with well-established trust companies under our trust lending model, including FOTIC, Zhonghai Trust, Zhongyuan Trust, Bairui Trust, Hunan Chasing Trust, Shaanxi International Trust, Bohai Trust, Everbright Trust, Shaanxi International Trust and National Trust. Through these collaborative partnerships, we have access to flexible funding of RMB7.7 billion sourced from the senior unit holders as of December 31, 2022. 69.3%, 62.1% and 62.3%, of the loans we originated in 2020, 2021 and 2022, respectively, were funded through FOTIC, mainly due to our familiarity and long-standing relationship with FOTIC. We also work with other leading trust partners to diversify our funding sources.

Funding Sources

Our trust company partners have developed various trust plans to provide home equity loans to borrowers we acquire and recommend. For the years ended December 31, 2020, 2021 and 2022, home equity loans we facilitated under the trust lending model amounted to RMB8.8 billion, RMB12.8 billion and RMB12.2 billion (US$1.8 billion), respectively. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a predetermined ratio. The trust company partners may also transfer the underlying loans of trust products with repurchase arrangements to third parties at a specified annual rate of return when the original trust products become due. We subscribe to subordinated units in the trust plans through our wholly owned subsidiaries. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 6.0% to 11.5% per annum of the issuance number of senior units in 2022.

Each trust plan sets a predetermined contractual structural leverage ratio between senior units and subordinated units. We may be required to subscribe to additional subordinated units upon request of the trustee to maintain the contractual structural leverage ratio. To date, we have not been obligated to purchase additional subordinated units under this requirement. Other than our obligation to maintain the contractual structural leverage ratio or provide credit strengthening services, which is discussed in more details under “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services,” we are not contractually obligated to provide additional funding. There are no exceptions or reliefs available to the aforementioned additional funding obligation.

We fund our subscription of the subordinated units with (i) cash on hand and (ii) proceeds received through repurchase agreements with third parties with respect to subordinated units. Pursuant to such agreements, we transfer to third parties our rights to earnings in subordinated units up to an agreed investment return for a transfer price and are obligated to repurchase such right at a fixed repurchase price. Under such agreements, we continue to bear the risk of loss on the subordinated units and enjoy the upside on any return above the agreed investment return. The terms of our repurchase agreements may vary, such as obligating us to pay an expected investment return each quarter and the principal amount on or before the maturity date or requiring us to pay a lump sum amount within a specified period of time (generally within 360 days). In 2020, 2021 and 2022, we transferred our rights to earnings in subordinated units to a private equity fund and to certain third parties.

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

Our trust company partners have also implemented the pass-through repayment method in certain of the trust plans to help avoid the duration mismatch. Under the pass-through repayment method, loan repayment proceeds are usually distributed to the senior unit holders on a monthly basis to repay both the financing costs for the senior units and the principal amount invested by the senior unit holders after deducting relevant fees. Under the pass-through repayment method, the principal amount invested in the trust products is repaid as the underlying loans are repaid. As a result, terms of the underlying trust funding matched tenor of all loans we facilitated in 2020, 2021 and 2022.

Collaboration Model

We have switched to a collaboration business model to optimize the trust lending model since December 2018 to broaden our prospective borrower bases. Under the collaboration model, we generally require sales partners to contribute from a range of 10% to 25% of the loan principal they introduced (such contribution, the “CRMP”). The percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds investigated by us through market research and multiple negotiations with the local loan practitioners’ association in various cities in China, including four Tier 1 cities, key cities in the Pearl River Delta and the Yangtze River Delta. As of the date of this annual report, we have 1,978 contracted sales partners in total, among which around 1,284 are effective sales partners. Under such collaboration model, we will pay incentive fees, or collaboration cost, to each sales partner upon a pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. For each loan, the project cost is agreed between us and sales partners. The project cost is typically between 10.0%-15.8% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan. The project cost in the loan agreement will not change once determined. The collaboration cost is settled monthly as agreed in the collaboration agreement. We only pay the incentive fee to the sales partner according to the pre-agreed schedule when the borrower repays the loan on time, in which case the sales partner is not obligated to return such incentive fee, and the collaboration costs are not subject to reimbursement. The following chart illustrates a typical arrangement among sales partners, borrowers, trust plans, trust plan investors and us.

We provide a convenient and user-friendly transaction process, which is implemented through our standardized home equity loan application procedures across our local offices. Our standardized transaction process under trust lending model is illustrated as below.

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

Step 2: Risk assessment

After an application is submitted, our proprietary risk management system collects credit and valuation data from a number of internal and external sources. We and our sales partners then proceed with our risk assessment involving both online and offline processes focusing on both the creditworthiness of borrowers and quality of collateral. For details, please refer to “Item 4. Information of the Company—B. Business Overview—Risk Management—Dual—factor risk assessment with integrated online and offline processes.”

Step 3: Credit decision

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

Step 7: Post-loan management process

We are also designated as the service provider and provide post-loan management services to our trust company partners, including assisting them in monitoring repayment activities and collateral status and performing debt collection in an event of default on behalf of the trust companies. For details, please refer to “Item 4. Information of the Company—B. Business Overview—Risk Management—Effective post-loan management procedures.” Once the loans are fully paid off, we assist the trust company partners release the collateral.

Sales Partners

In the event of loans issued to the borrowers acquired under such collaboration model are in default, the respective sales partners who introduced such borrowers will share the credit risks with us by choosing from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement, and a payment of fund possession fee to us following a pre-determined schedule and acquiring respective credit rights under each installments; (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. Upon relinquishing its CRMPs, the sales partner is deemed to be released from its repayment obligations under the collaboration agreement.

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

As of December 31, 2022, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 8.3%, 73.9%, 3.7% and 14.1% respectively. As of December 31, 2021, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 19.0%, 59.8%, 15.2% and 6.0% respectively. The percentage of the option selected is calculated based on the total loans principal amount (excluding any accrued interests) under each option selected by the sales partners divided by the total loans principal amount (excluding any accrued interests) under all options selected by the sales partners. The percentage of loans on which sales partner refused to fulfill its repayment obligation accounted for only 1.2% and 1.6% of the outstanding loan principal including loans held for sale as of December 31, 2021 and 2022 respectively.

We believe such collaboration model will decrease our risk exposure. Since in the event that loans issued under the collaboration model are in default, the respective sales partners will share the credit risks with us by choosing from the above-mentioned options. Besides, the CRMPs from sales partners, by their nature, will also mitigate our exposure to credit losses.

Commercial Bank Partnership

In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for loan facilitation services including introducing borrowers, initial credit assessment, facilitating loans from the banks to borrowers, and providing technical assistance, and assist commercial banks with post-loan managements. Under this commercial bank partnership model, we work with a guarantor company and provide matching services to our commercial bank partners for small and micro enterprises borrowers who seek business loans in exchange for real estate properties as collateral. The borrowers are obliged to mortgage their real estate properties to the commercial bank partner as collateral, while the guarantor is obliged to provide the guarantee deposit and assist us with preliminary review of the borrower, other pre-loan inspections and forward transfer services of past due loans as credit strengthing. Before making any decision, each of our commercial bank partner, the guarantor and ourselves will conduct a risk assessment of the borrower and the commercial bank partner holds the ultimate power to approve or reject a borrower. Once the loan is successfully granted by the commercial bank, we will receive a service fee and the guarantor company will receive a guarantee fee based on a pre-determined schedule. We provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to achieve low delinquency ratio for loans originated by us, our business and results of operations may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our or our trust company partners’ or our commercial bank partners’ risk management system fails to perform effectively, such failure may materially and adversely impact our operating results.”

The loan origination volume in 2022 under the commercial bank partnership model was RMB2,533.3 million and the outstanding loan principal at the end of 2022 was RMB2,469.6 million. The Company offers loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly, with the Company continuing to provide post-origination services to the borrowers over the term of the loan agreement. As the Company is not the legal lender or borrower in the loan origination and repayment process, we do not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

Our standardized transaction process under the commercial bank partnership model is illustrated below.

Step 1: Borrower assessment

After obtaining the list of qualified borrowers, we first perform due diligence on such borrowers and then share those customers’ information with the guarantor company we work with for its own risk assessment.

Step 2: Loan application referral

After passing the guarantor’s risk assessment, the borrower will be introduced to our commercial bank partner. Such commercial bank partner will perform its own risk assessment and the borrower may be rejected even if the borrower passed the previous risk assessment by the guarantor.

Step 3: Credit decision

The commercial bank will inform the guarantor and us whether the loan recommended is approved or rejected for further actions and services.

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

Step 7: Guarantee deposit

After receiving all the required legal documents and signing the loan agreement, the commercial bank partner releases the loan to the borrower. For security purposes, the guarantor is obliged to pay a fixed percentage of total remaining loan balance as guarantee deposit to the commercial bank partner. We provide back-to-back guarantee to the guarantor at request.

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

Small Loan Direct Lending

Historically, we supplemented our trust lending model with direct lending by our small loan subsidiaries in Beijing, Shenzhen and Chongqing. Our subsidiaries typically entered into loan agreements that are secured by real property and had similar terms to home equity loans we facilitate under the trust lending model. We entered into loan agreements with borrowers directly. We financed our direct lending business with our own funds or funds we received from third parties by transferring our rights in the loans together with a repurchase arrangement.

Small loan direct lending business in China requires a license granted by local regulatory authorities and is subject to leverage constraints. Our three small loan subsidiaries in Beijing, Shenzhen and Chongqing have relevant licenses to conduct direct lending business since 2012, 2012 and 2011, respectively. Subject to various regulations, some of our direct lending business is limited to certain regions for which we have a license to engage in such business. Due to regulatory financing/net capital ratio constraints and for liquidity reasons, we expect that direct lending will remain a fairly limited and immaterial part of our business in the near future. For the years ended December 31, 2020, 2021 and 2022, our loan origination volume through direct lending was RMB22 million, RMB17 million and RMB15 million, respectively. The balances of the borrowings that were funded by third parties for the small loan direct lending business were RMB9.3 million, nil and nil, as of December 31, 2020, 2021 and 2022, respectively.

Our Funding Model

We have explored various funding sources and have focused on collaboration with our trust company partners starting in 2014. To a lesser extent, we historically utilized a direct lending model through our small loan subsidiaries. In 2021, we launched a new funding model in cooperation with commercial banks to expand our financing channels. In 2020, 2021 and 2022, 100.0% 99.8% and 82.7% of the total home equity loan origination volume was originated under the trust lending model , respectively. In 2022, loan origination volume originated under the commercial bank partnership accounted for 17.2% of our total loan origination volume.

The following table illustrates the breakdown of the home equity loan origination volume by funding sources in the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Loan origination volume by funding model
Trust lending	8,846	100.0%	12,816	99.5%	12,163	82.7%
Bank lending	—	—	35	0.3%	2,533	17.2%
Direct lending	—	0.0%	22	0.2%	15	0.1%
Total	8,846	100.0%	12,873	100.0%	14,712	100.0%

The following table illustrates our funding capital from different sources as of December 31, 2020, 2021 and 2022, respectively.

	As of December 31, 2022
	2020		2021		2022
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Funding capital by sources
Trust lending
Senior tranche	5,580	63.5%	7,985	73.0%	7,667	59.8%
Subordinated tranche
Own funds	2,645	30.1%	2,874	26.3%	2,515	19.5%
Transferred to third parties	400	4.5%	45	0.4%	112	1.0%
Bank lending
Commercial banks	-	-	35	0.3%	2,533	19.7%
Direct lending
Own funds	50	0.6%	0	0.0%	0	0.0%
Transferred to third parties	117	1.3%	0	0.0%	0	0.0%
Total	8,792	100.0%	10,939	100.0%	12,827	100.0%

Business Infrastructure

Since our inception, we have strategically developed a network of branches and sub-branches in over 50 cities in China. Specifically, we have carefully selected the geographic location of our offices with 22 branches and sub-branches in the Pearl River Delta region, 18 branches and subbranches in the Yangtze River Delta region, and 47 branches and sub-branches in other areas. We prioritize expanding into cities that have stable housing market synergetic to our established network.

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

Risk Management

As a core component of our sustainable business model, we have developed a rigorous and robust risk management system. We focus on assessing both credit risks of borrowers and quality of collateral with our integrated online and offline processes. We refer borrowers who match the target profiles of trust companies and commercial banks, and share our risk assessment results before they perform their own independent credit assessment and make credit decisions. As of December 31, 2022, we had 532 employees in our risk management team. We impose strict guidelines on loan approvals and separation of loan approval and risk management. The loans we originated are divided into different categories by amount and are reviewed by various levels of seniority.

Our risk management is based on our institutional knowledge and is well tested and evidenced by historical performance and based on our product design, dual-factor risk assessment and effective post-loan management procedures.

Credit risk mitigation embedded in product design

The home equity loans we facilitate primarily take real properties located in Tier 1 and Tier 2 and other major cities as collateral. Our loan portfolio spreads over 70 cities across China. We believe that such geographic diversification better protects us against deterioration of local housing and economic conditions. To further limit credit risk, we devoted to control home equity loans up to 70% LTV ratio with weighted average LTV ratio of 54.6%, 58.5% and 60.0%, for home equity loans originated in 2020, 2021 and 2022, respectively, to ensure recovery in the event of borrower default. The LTV ratio varies for different types of real properties and is also adjusted pursuant to a borrower’s credit history and quality of the collateral and may be lowered in the event of a past default.

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

Judicial foreclosure of the collateral

We usually suggest our trust partners pursue foreclosure for loans more than 90 days past due. In 2020, 2021 and 2022, 7.4%, 3.3% and 0.4%, of the delinquent loans the Company facilitated entered into foreclosure process, respectively. The amount where the foreclosure was ultimately concluded was RMB114.5 million, RMB108.2 million and RMB12.1 million (US$1.8 million), in 2020, 2021 and 2022, respectively, among which RMB6.1 million, RMB4.1 million and nil, had additional losses beyond what was already recorded in the allowance for credit losses in 2020, 2021 and 2022, respectively. The amount of such additional losses was RMB1.9 million, RMB1.5 million and nil, in 2020, 2021 and 2022, respectively.

In 2022, the total loan amount disposed through judicial foreclosures was RMB12.1 million, including RMB9.3million of first lien loans and RMB2.8 million of second lien loans. We recovered a total loan amount of RMB15.0 million through judicial foreclosures in 2022, including first lien amount of RMB11.9 million and second lien amount of RMB3.1 million. The corresponding allowances in 2022 by first lien and second lien were RMB3.1 million and RMB1.2 million, respectively.

According to the loan agreement, when a loan defaults, our trust partner are entitled to the full recovery of the delinquent principal, delinquent interest and penalties if any. If the proceeds from judicial disposal of the collateral are sufficient to cover the aforementioned full recovery amounts, we will obtain the amount of which may exceed the principal of the delinquent loan.

When calculating the impairment loss, we consider various expenses that may be incurred during the debt collection process, such as litigation fees, attorney fees, and other costs directly related to the collection process. The collection process to settle a past due loan generally takes one and a half to two years.

In 2022, the amount of loans where the Company abandoned the foreclosure process was RMB12.2 million. We abandon foreclosure when the defaulting borrower has regenerated ability to repay its debt by financing efforts or selling the collateral on its own and seeks to settle with the Company.

Effective post-loan management procedures

Under the agreements with our trust company partners, we are responsible for assisting our trust company partners in monitoring collection of overdue principal and interest, and are authorized by our trust company partners to oversee the collection process.

Monitoring repayments. We help our trust company partners closely monitor loan repayments, and help our sales partners closely monitor the realtime repayment status by posting them on the mobile app. Our system generates automatic payment reminders through SMSs one week before the due date. Collaborating with multiple sources of credit reference agencies, we help our trust company partners closely monitor if borrowers are involved in any new litigations.

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

●	Within three to five business days past due, we and our sales partners will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties.

●	After a loan is past due for over six days, we and our sales partners will arrange a site visit to further assess the situation. If agreeable with the defaulting borrower, we will arrange for quick disposal plans, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, we will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral. Once payment is 20 days past due, we will assist the trust partner to start preparing documents and materials for arbitration. Once payment is 30 days past due, we will assist the trust partner to initiate judicial proceedings against the defaulting borrower and inform the relevant sales partners of the situation. Once payment is 30 to 90 days past due, we and our sales partners will continue the collecting efforts, including initiating private negotiations with the borrower and requesting the borrower to repay the loan through self-raising of money or voluntary sale of the collateral, transferring the defaulted loans to the third parties, and move forward with the arbitration process.

●	Typically, when payment is over 60 days past due, we will keep the sales partners informed and the sales partners shall choose from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each installments (this option was introduced since the first quarter in 2020 recognizing the fact that the sales partners’ cash flow may be affected by the COVID-19 pandemic and may need to make repayment to us in installments); (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. If the sales partners do not choose to fully repay us as mentioned in (i) and (ii) above, we will confiscate the CRMP corresponding to the loan in default. Meanwhile, we will continue the collecting efforts and move forward with the judicial process or quick disposal plans. As of December 31, 2022, for all of the loans with payment over 60 days past due, our sales partners have either fulfilled or are in the process of fulfilling their obligations under our agreements with them.

We have implemented detailed debt collection guidance and code of conduct for our local staff to ensure our debt collection methods are ethical and in compliance with laws and regulations, and we share such materials with our sales partners for them to adjust their debt collection procedures accordingly. We recovered loan principal, interest and penalties which equal to 102.4%, 83.3% and 105.2%, of the actual outstanding loan principal of these delinquent loans in 2020, 2021 and 2022, respectively.

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

Collateral

The borrowers pledge their real properties to our trust company partners in the case of trust lending and to our small loan subsidiaries in case of direct lending. We have developed detailed guidelines for real property collateral. The LTV ratios are also adjusted based on the type of property (residential or commercial), floor plan, age and credit history of property owners. As of December 31, 2022, the updated LTV as of the most recent balance sheet date was 59.4%, with 49.4% for the first lien loans and 61.9% for the second lien loans, which is calculated by the percentage of outstanding loan principal of the re-appraised collateral value as of December 31, 2022. In the circumstances where we are facilitating the second lien loans, we have to obtain a prior authorization from the borrower before it checks the borrower’s credit status for the updated first lien balance, which is not practical in daily operation. Therefore, we use outstanding first lien balance at origination in the above calculation.

The following table illustrates the weighted average LTV ratio of on-balance sheet home equity loans (excluding loans held for sale) under trust lending model we originated for the periods or as of the dates indicated, and a breakdown by collateral type

	For the Year Ended December 31,
	2020	2021	2022
Weighted average LTV ratio by collateral type
First lien
Apartment	54.7%	55.6%	56.6%
House	44.4%	44.1%	41.0%
Commercial property	40.7%	36.6%	21.9%
Total	53.8%	54.9%	55.5%
Second lien
Apartment	59.8%	61.4%	63.6%
House	45.9%	48.9%	48.3%
Commercial property	50.9%	49.4%	28.5%
Total	58.8%	60.8%	62.9%
Total	54.6%	58.5%	60.0%

On- and off-Balance Sheet Loans

For loans disbursed indirectly through trusts plans per the request of our funding partners, we have determined that we are the primary beneficiary of the trusts plans. We therefore consolidate the trusts plans and record the loans funded through these trusts plans on our balance sheet. On-balance-sheet loans are recorded at amortized costs. Revenues from these loans are accounted as interest income, and we recorded allowance for loan loss.

Off-balance sheet loans refer to loans funded and disbursed directly by commercial banks and not consolidated on our balance sheet. For the off-balance-sheet loans, we provide loan facilitation and post-facilitation services and also guarantee the repayment through third-party guarantee company. As a result, we incur guarantee liabilities and take credit risks. Services provided in connection with this portion of loans are categorized under commercial bank partnership model.

	As of December 31,
	2020		2021		2022
	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total
On-balance sheet loan	9,042	100%	9,408	99.7%	8,991	78.4%
Trust lending model	8,992	99.5%	9,392	99.5%	8,976	78.3
Direct lending	50	0.5%	16	0.2%	15	0.1%
Off-balance sheet loan	-	-	-	-	2,470	21.6%
Commercial bank partnership model	-	-	31	0.3%	2,470	21.6%
Total	9,042	100.0%	9,439	100.0%	11,461	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) by city tier as of December 31, 2020, 2021 and 2022, respectively.

	As of December 31,
	2020		2021		2022
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Outstanding loan principal (excluding loans held for sale) by collateral city tier
Tier 1	2,202	24.4%	2,851	30.3%	3,110	34.6%
Tier 2	6,080	67.2%	5,992	63.7%	5,497	61.1%
Others	760	8.4%	565	6.0%	384	4.3%
Total	9,042	100.0%	9,408	100.0%	8,991	100.0%

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

The following table illustrates the breakdown of our home equity loan origination volume under trust lending model originated by first lien and second lien in the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Loan origination volume by first/second lien
First lien	3,864	43.7%	5,065	39.5%	4,892	40.2%
Second lien	4,982	56.3%	7,773	60.5%	7,287	59.8%
Total	8,846	100.0%	12,838	100.0%	12,179	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) generated by first lien and second lien in the periods indicated.

	As of December 31,
	2020		2021		2022
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Outstanding loan principal (excluding loans held for sale) by first/second lien
First lien	3,874	42.8%	3,513	37.3%	3,360	37.4%
Second lien	5,168	57.2%	5,895	62.7%	5,631	62.6%
Total	9,042	100.0%	9,408	100.0%	8,991	100.0%

	As of December 31, 2022
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Apartment	5,299	3,220,281	3,225,580
House	-	89,732	89,732
Commercial property	-	44,223	44,223
Total	5,299	3,354,236	3,359,535
Second lien
Apartment	47,334	5,387,583	5,434,918
House	-	164,852	164,852
Commercial property	-	32,146	32,146
Total	47,334	5,584,581	5,631,916
Total	52,633	8,938,817	8,991,451

	As of December 31, 2021
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Apartment	35,250	3,264,112	3,299,362
House	1,552	126,960	128,512
Commercial property	4,550	80,301	84,851
Total	41,352	3,471,373	3,512,725
Second lien
Apartment	34,236	5,569,525	5,603,761
House	4,038	239,387	243,425
Commercial property	1,084	47,348	48,432
Total	39,358	5,856,260	5,895,618
Total	80,710	9,327,633	9,408,343

	As of December 31, 2020
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Apartment	614,819	2,850,699	3,465,518
House	18,172	144,707	162,879
Commercial property	120,283	124,968	245,251
Total	753,274	3,120,374	3,873,648
Second lien
Apartment	872,112	3,964,981	4,837,093
House	56,476	174,230	230,706
Commercial property	33,462	66,601	100,063
Total	962,050	4,205,812	5,167,862
Total	1,715,324	7,326,186	9,041,510

Technology

Our technology departments is composed of 39 employees as of December 31, 2022. We utilize our home equity loan information technology system to support our standardized credit application process. Through our information technology system, we are able to connect with third-party service providers’ systems, including credit risk evaluation systems and leading property appraisers, to automatically collect data generated from their systems. In addition, our local staff uploads information collected during the due diligence process on a timely basis to supplement external credit data and ensure efficient approval process. Furthermore, we exchange loan application and approval information through our information technology system with our trust company partners’ systems. Our sales partners could acquire borrowers, upload due diligence files, track risk assessment processes and check their incentives online using this system.

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

Sales and Marketing

We acquire borrowers primarily through our sales partners. In 2020, 2021 and 2022, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. In 2022, 100.0% of borrowers introduced to commercial banks were acquired through local channel partners including corporate and individual offline channels and telemarketing companies. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrower—Borrower Acquisition.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 17 software copyrights in China, including our proprietary loan management software and financial data analytics software. We have registered our domain name, cashchina.cn. As of December 31, 2022, we had 44 registered trademarks, including our “CNFH” and company logo.

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

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013, and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The establishment procedures, organizational form, organizational structure and rules of conduct of a wholly foreign-owned enterprise are subject to PRC Foreign Investment Law and its Implementing Regulations, that came into effect on January 1, 2020, which provide that foreign investors shall not invest in the fields or industries prohibited for foreign investment access listed in the negative list, and shall comply with the conditions or requirements when investing in the restricted fields listed in the negative list, and foreign investors investing in the fields and industries not listed in the negative list are treated equally with the domestic investors. The organizational form, organizational structure, and rules of conduct of foreign-invested enterprises shall be governed by the PRC Company Law, the PRC Partnership Enterprise Law and other applicable laws.

On December 24, 2021, the Standing Committee of the 13th National People’s Congress (the “Congress”) issued the draft Amendment to the PRC Company Law, and on December 30, 2022, the Congress issued the second draft Amendment to the PRC Company Law, which expands the scope of capital contributions to include equity and creditor’s rights. The draft improves the provisions of duties of loyalty and diligence for directors, supervisors, and senior managers, and tighten their responsibilities to maintain the Company’s capital. The draft increases the reporting obligations of related party transactions and expands the scope of related parties to include family relatives of directors, senior management and supervisors as well as units or individuals associated with them.

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

On September 7, 2020, China Banking and Insurance Regulatory Commission issued the Circular of General Office of the China Banking and Insurance Regulatory Commission on Strengthening the Supervision and Administration of Micro-loan Companies, namely the Circular on Microloan Companies. Circular on Micro-loan Companies aims to promote the regulated and healthy development of micro-loan industry, and notifies the relevant matters as follows: (1) regulating business operations and improving service capabilities, (2) improving business management and promoting healthy development, (3) strengthening supervision and administration and rectifying the order of the industry, and (4) increasing support and creating a good environment. Accordingly, micro-loan companies are required to adhere to the principle of small amounts and dispersion, monitor the loan purposes, standardizing debt collection, etc. Furthermore, Circular on Micro-loan Companies endows the regulatory authorities the power to increase penalties upon violations of relevant laws and regulations. If the relevant laws and regulations do not contain penalty provisions or the micro-loan company in violation of laws and regulations does not reach the penalty standards, the regulatory authorities may take such regulatory measures as conducting a regulatory interview, issuing a warning letter, ordering the Company to make rectifications, circulating a notice of criticism, and recording the violations of laws and regulations into the information database of illegal business behavior. Circular 141 outlines general requirements on the “cash loan” business conducted by network small loan companies, banking financial institutions and online lending information intermediaries. Circular 141 requires network small loan companies to cautiously manage their funding sources and shall not (1) engage in any illegal fundraising or absorbing public deposits, (2) sell, transfer or substantively transfer its credit assets through internet platform or any kind of local financial exchange, and (3) raise any funds through the Peer-to-Peer Lending Information Intermediaries.

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

Implementary Measures of Small Loan Companies in Beijing

The Implementary Measures of the Pilot Small Loan Companies in Beijing was issued by the People’s Government of Beijing Municipality on January 4, 2009. The Interim Measures of Supervisal Regulations on Pilot Small Loan Companies of Beijing was issued by the Finance Bureau of Beijing Municipality on May 31, 2011. The key regulations of small loan companies in Beijing are as follows:

●	no single largest shareholder (including its affiliates) may hold shares that exceed 30% of total registered capital of the small loan company; any other single shareholder and its affiliates may hold shares that exceed 1% but no more than 20% of total registered capital of the small loan company; and the shareholders of the small loan company shall be natural persons, legal entities and other social organizations in China, among others. The largest shareholder shall be a local natural person, legal entity or other social organization on a county basis;

●	if a small loan company is a limited liability company, its registered capital must be at least RMB50 million; and if it is a company limited by shares, its registered capital must be at least RMB100 million. All registered capital shall be valid and legal, paid in cash and paid in full by the contributors or promoters at one time; and

●	the funds of a small loan company mainly come from the capital contributed and funds donated by shareholders as well as funds raised from no more than two banking financial institutions and other fund resources approved by the relevant authorities, and the balance of funds obtained by a small loan company from banking financial institutions may not exceed 50% of its net capital.

Interim Administrative Measures of Small Loan Companies in Shenzhen

The Interim Administrative Measures of the Pilot Small Loan Companies of Shenzhen was issued by the People’s Government of Shenzhen Municipality on September 3, 2011. The Notice on Further Reinforcement and Regulation on Interim Guidance on Pilot Entry and Approval of the Small Loan Companies was issued by the Finance Development Service Office of Shenzhen Municipality on April 3, 2013. The Notice on the Pilot Business of Financing Innovation for Small Loan Companies in Shenzhen was issued by the People’s Government of Shenzhen Municipality Financing Development Service Office on February 20, 2014. The key regulations of small loan companies in Shenzhen are as follows:

●	if a small loan company is a limited liability company, its registered capital must be at least RMB300 million; if it is a company limited by shares, its registered capital must be at least RMB400 million;

●	the balance of funds obtained by a small loan company from external legitimate channels may not exceed 200% of its net capital the previous year;

●	the main promoter of a small loan company shall (1) have net assets no less than RMB200 million and an asset-liability ratio of no more than 65%, and, in principle, the long-term investment amount after investing in this project shall be no more than 60% of net assets (on a consolidated financial statements basis); and (2) have continuous positive earnings for three years with a total net profit of no less than RMB60 million, and the total tax contribution shall be no less than RMB18 million (on a consolidated financial statements basis);

●	enterprise, social organization or economic organization as other contributors shall be divided into two categories: (1) if the ratio of investments is 30% or more, it shall be subject to the approval process as the main promoter; and (2) if the ratio of investments is no more than 30%, it shall be subject to the following conditions: having been incorporated for more than three years with net assets no less than RMB100 million and an asset-liability ratio no more than 65%, and, in principle, the long-term investment amount after investing on this project shall be no more than 60% of net assets, having continuous positive earnings for two years with a total net profit of no less than RMB20 million, and the total tax contribution shall be no less than RMB6 million (on a consolidated financial statement basis);

●	if a foreign financial institution or small loan credit company (or other similar entity) is the main promoter, it shall be subject to the following conditions: (1) having total assets no less than RMB2 billion (on a consolidated financial statement basis); (2) having been engaged in financial business and continuously operating for no less than 10 years with sufficient analysis and research on the small loan market in China; and (3) shall obtain the approval of the financial regulation authorities as a bank financing institution;

●	the key management personnel may hold no more than 5% of shares of the small loan company, and, as a temporary restriction, no other social natural person may contribute to the small loan company;

●	the main promoter shall contribute no less than 30% of the total registered capital and shall control the Company relatively, other contribution by other entities shall be no less than 5% of the total registered capital; and

●	the equity interests of a small loan company may be transferred, but no transfer or pledge is allowed in the first three years following the incorporation of the small loan company. Equity interests held by the directors or senior managers of the small loan company shall not be transferred during the term of office. As the time expires, the transferee shall have qualifications as the transferor, and the transferee shall not transfer its shares within three years following the date of change of registration of shares.

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

Regulations Relating to Loan Facilitator

Circular 141 imposes several requirements on financial institutions engaged in the “cash loan” business. With respect to the loan business conducted in cooperation with third-party entities, such financial institutions must not outsource their core business function (including credit assessment and risk control) and must not accept any credit enhancement services, whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party entities that lack the qualification to provide guarantee services. Such financial institutions must require and ensure that such third-party entities do not charge any interest or fees from the borrowers. We historically provided credit enhancement to our trust company partners, but all the remaining loans under such arrangement had been transferred in 2021 and substantially all of such remaining loans had been paid off in 2022. We historically charged a financing service fee from the borrower under our trust lending model and small loan direct lending model, but we ceased charging such financing service fee starting from August 2017.

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

To further clarify the criminal charges and punishments relating to illegal public fundraising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fundraising, or the Illegal Fundraising Judicial Interpretations, which came into force in January 2011. Decision of the Supreme People’s Court on Revising the Interpretations of the Supreme People’s Court on Certain Issues Concerning the Specific Application of Law in the Trial of Criminal Cases Involving Illegal Fund Raising came into force on March 1, 2022. The Illegal Fundraising Judicial Interpretations provides that a public fundraising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law if it meets all the following four criteria: (i) taking in funds without license of the relevant authority or under the disguise of lawful business operations; (ii) publicizing by means of Internet, media, recommendation fairs, leaflets or mobile phone text messages, or other means; (iii) promising to repay the principal and interests or make payments in forms such as currency, real objects or equities, within a certain time limit; and (iv) absorbing funds from the general public, namely unspecified people. An illegal fundraising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fundraising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fundraising targets involved, (iii) with direct economic loss caused to fundraising targets exceeding RMB500,000, or (iv) the illegal fundraising activities have caused baneful influences to the public or have led to other severe consequences. In addition, any entity that, while knowingly aware that another party deceptively issues securities, illegally accepts deposits from the general public, issues stocks and corporate bonds without permission, practice fund-raising fraud, or carry out fund-raising criminal activities such as organizing and leading pyramid sales activities, provides publicity such as advertising to such party, shall be convicted and punished as an accomplice for committing the relevant crime. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fundraising Criminal Cases, the administrative proceeding for determining the nature of illegal fundraising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fundraising, and the administrative departments’ failure in determining the nature of illegal fundraising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising. According to “the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on the Promulgation of Opinions on Several Issues in Handling Criminal Cases of Illegal Fundraising” issued in January 2019, the determination of the “illegality” of fundraising shall be based on the laws and regulations of the national financial management. If there are only general stipulations in the laws and regulations of the national financial management, the “illegality” could be determined in accordance with the spirit of laws and regulations and the provisions on regulatory documents such as regulations, measures, and implementation rules of the People’s Bank of China, the China Insurance Regulatory Commission, the China Securities Regulatory Commission.

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

The Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, which became effective in April 2021, clarified that the following financial institutions duly established within the PRC territory are subjected to fulfill anti-money laundering related obligations: (a) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (b) securities companies, futures companies and fund management companies; (c) insurance companies and insurance asset management companies; (d) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies and wealth management subsidiaries of commercial banks; and (e) other financial institutions. Besides, such obligations also apply to the non-bank payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The PBOC and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the antimoney laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risks conditions and operation scale, construct anti-money laundering information system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

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

On November 7, 2016, the Standing Committee of the PRC National People’s Congress published Cyber Security Law of the PRC, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructures shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC, and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. On 14 September, 2022, the Cyberspace Administration of China released the Draft Amendment of the Cyber Security Law for public consultation. The Draft Amendments have significantly increased penalties for breaches, introducing a fine up to 5% of its annual turnover in the previous year. The draft also applies with the individuals directly liable subject to a fine up to RMB1 million and/or a ban on taking on managerial positions in China.

On April 13, 2020, the Cyberspace Administration of China issued Measures for Cybersecurity Review, which took effect on June 1, 2020, to provide more detailed rules regarding cybersecurity review requirements.

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

On November 14, 2021, the Cyberspace Administration of China (CAC) released the draft of Regulations on Network Data Security Management for public comments. It clarifies how network data should be categorized and provides illustrations of what would constitute important data. It requires that processors of important data (including those processing personal data of more than 1 million individuals) to comply with special obligations, which includes conducting an annual security assessment (either through a self-assessment, or by a qualified third party), and submitting the annual assessment report to the local CAC by January 31 of the following year. It requires obtaining consent from the local supervising authority for the industry concerned or the local CAC before engaging in the sharing, trading, or processing through third parties of important data. The Regulations on Network Data Security Management clarify the conditions that trigger a cybersecurity review required by the CSL, including data processing activities that affect or could affect national security.

Regulations Relating to Credit Reporting Business

The Measures for Credit Reporting Business (“Measures”) was issued by the PBOC in September 2021 and was promulgated in January 2022. The Measures define “credit information” as information that “serves the financial and other activities and is used to determine individuals and enterprises credit status, and information originated from analysis and evaluation of individuals and enterprises’ credit status based on the foregoing information”. It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China as well as such activities carried out outside China but targeting Chinese residents. It provides rules on credit reporting business and credit reporting agencies, requiring that any institution shall obtain the permission for a personal credit reporting agency from the People’s Bank of China in accordance with the law to engage in personal credit reporting business; handle the record-filing of a corporate credit reporting agency in accordance with the law to engage in corporate credit reporting business; or handle the record-filing of a credit rating agency in accordance with the law to engage in credit rating business. The Measures require financial institutions to be prohibited from cooperating with unauthorized institutions. If relevant institutions have already cooperated with unauthorized institutions, they should complete compliance rectification within 18 months from January 1, 2022.

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

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on the Administration of Domain Names for the Chinese Internet, issued by the MIIT on November 5, 2004 and effective as of December 20, 2004, which was replaced by the Measures on Administration of Internet Domain Names issued by the MIIT as of November 1, 2017 and the Implementing Rules on Registration of National Toplevel Domain Names issued by China Internet Network Information Center in June, 2019. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. As of December 31, 2021, we had eight registered trademarks with the Trademark Office under the State Administration for Industry and Commerce.

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

Value-Added Tax and Business Tax

According to the Provisional Regulations on Value-added Tax (“Provisional Regulations”), which was promulgated by the PRC State Council on December 13, 1993 and amended in November 2008, February 2016 and November 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax, which were promulgated by the MOF on December 18, 2008 and subsequently amended by the MOF and the SAT on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC must pay value-added tax.

Since January 1, 2012, the MOF and the SAT have implemented the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries.” According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which became effective on May 1, 2016, as subsequently amended on March 20 2019, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the PRC territory are required to pay value-added tax instead of business tax. Following the implementation of the VAT Pilot Plan, most of our PRC subsidiaries and affiliates have been subject to VAT, instead of business tax. From April 1, 2019, according to “The Notice on Policies for Deepening the Value-Added Tax Reform” issued by the Ministry of Finance and the State Taxation Administration and the General Administration of Customs in March 2019 and “The Notice on Adjusting the Value-Added Tax Rate” issued by the Ministry of Finance and the State Taxation Administration in April 2018, most of our Chinese companies and subsidiaries used to pay a Value-Added Tax rate of 3% or 6%. Under the impact of COVID-19 pandemic, the Ministry of Finance and the State Taxation Administration issued “Announcement on the Value-added Tax Policy in Support of Resumption of Work and Business among Individual Businesses” in February 2020 and “Announcement on Extending the Applicable Period of the Value-added Tax Reduction and Exemption Policy for Small-scale Taxpayers” in April 2020 to reduce the Value-Added Tax rate from 3% to 1% and start to implement such policy from March 1, 2020. In March 2021, the Ministry of Finance and the State Taxation Administration further issued “Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19 Epidemic” to extend the implementation of “1% Value-added Tax rate” policy to December 31, 2021.

On 30, December, 2022, the Standing Committee of the 13th National People's Congress issued the draft of Value-Added Tax Law of the People's Republic of China (“Draft”) for public comment, which will elevate the Provisional Regulations on and related policy provisions into law. The Draft emphasizes the principle of correlation between sales and input tax in the VAT levy and deduction provisions.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

The SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contributions into an SPV, PRC residents or entities are required to complete the foreign exchange registration with the SAFE or its local branch.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission promulgated the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their financing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our offshore offerings prior to the effective date of the Overseas Listing Trial Measures, but we may be subject to the filing requirements for our financing activities under the Overseas Listing Trial Measures. Any securities offerings and listings outside of mainland China by our Company after the effective date of the Overseas Listing Trial Measures, including but not limited to follow on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in connection with requirements of obtaining prior approval for the listing of our ADSs. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear. We cannot assure you that we will be able to complete any required filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) , or the Draft Archives Rules. On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which became effective on March 31, 2023. The Confidentiality Provisions requires, among others, that companies based in mainland China seeking to offer securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such companies or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Given the Confidentiality Provisions were recently promulgated, there remain substantial uncertainties about how these provisions will be interpreted, or implemented and how it will affect our operations or future securities offerings.

As of the date of this annual report, we have not provided files or copies of files outside China that involve national secrets, national security, vital interests, or have important preservation value to the nation and society. However, we cannot guarantee that relevant government agencies of China, including the CSRC, will share the same opinion as ours.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure with material subsidiaries as of the date of this annual report. For a complete list of our subsidiaries, please refer to note 1 to our consolidated financial statements as of and for the years ended December 31, 2020, 2021 and 2022 included elsewhere in this annual report. We subscribe to the subordinated units of the trust products issued under long-term trust plans through three of our wholly owned subsidiaries, Guangzhou Heze Information Technology Co., Ltd., Guangzhou Chengze Information Technology Co., Ltd., and Shenzhen Fanhua United Investment Group Co., Ltd. From an accounting perspective, we are exposed to the risk and variability of returns from activities of the trust plans and are therefore required to consolidate the financial results of the trust plans, including the results related to the senior units. Financial data of a trust plan is consolidated as if the trust plan is a subsidiary. Income and expenses of the trust plans are consolidated on our consolidated statements of comprehensive income while assets and liabilities of the trust plans are consolidated on our consolidated balance sheet. We do not, however, have ownership interest in the trust plans from a legal perspective other than in the subordinated units that account for only a portion of the total outstanding amount of the trust plans. For details of the contractual structural leverage ratio of each trust plan, please refer to “Item 4. Information of the Company—B. Business Overview—Our Funding Model.”

CNFinance Holdings Limited (Cayman Islands)
100%
Sincere Fame International Limited (BVI)
100%
China Financial Services Group Limited (HK)
Outside PRC
Inside PRC
100%
Beijing Lianxin Chuanghui Information Technology Co., Ltd
100%
Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd
100%
Fanhua Chuangli Information Technology(Shenzhen) Co., Ltd
100%
Guangzhou Chengze Information Technology Co., Ltd.(1)
100%
Shenzhen Fanlian Investment Co., Ltd
100%
Shenzhen Fanhua United Investment Group Co., Ltd.(2)
Zhonghai Lanhai Structured Fund 1
Jinghua structured Fund 1
Legal ownership
Trust plans consolidated from an accounting perspective

Notes:

(1)	Guangzhou Chengze Information Technology Co., Ltd. is one of the entities through which we subscribe to subordinated units of trust products.
(2)	Shenzhen Fanhua United Investment Group Co., Ltd. operates our loan services business through various subsidiaries in the PRC and operates our small loan business through Beijing Fanhua Micro-credit Company Limited and Shenzhen Fanhua Micro-credit Co., Ltd.

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Guangzhou, China, where we lease 1,855 square meters of office space pursuant to a lease expiring in September 2022. We also maintain leased properties ranging from 5 square meters to 1,855 square meters in over 50 cities. The lease term varies from three months to five years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional funding as needed to accommodate future growth.

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

We have established a national network of 87 branches and sub-branches in over 50 cities in China. We acquire our borrowers primarily through our sales partners under trust lending model. In 2020, 2021 and 2022, over 99.5% of our borrowers who obtained loans from trust companies were introduced to us by our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Under trust lending model, we originated home equity loans with an aggregate principal amount of RMB8.8 billion, RMB12.8 billion and RMB 12.2 billion in 2020, 2021 and 2022, respectively. The loan origination volume in 2022 under the commercial bank partnership was RMB2,533.3 million and the outstanding loan principal was RMB2,469.6 million as of December 31, 2022. We originated home equity loans for 17,703 and 22,060 borrowers in 2020 and 2021, respectively, representing an increase of 24.6%. In 2022, we originated home equity loans for 23,923 (including 3,891 under the commercial bank partnership) borrowers, representing an increase of 8.4% from 2021. In 2020, 2021 and 2022, the average tenor of the home equity loans we originated was 24, 15 and 12 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 17.3%, 16.5% and 17.2% per annum, respectively. The interest rates of our loan products under commercial bank partnership ranged from 9.0% to 15.5%

Our practical risk assessment procedure focuses on both credit risks of borrowers and quality of the collateral. We have also established guidelines on characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%. The weighted average LTV ratio of the home equity loan origination volume was 54.6%, 58.5% and 60.0% in 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, our NPL ratio was 12.89%, 11.93% and 16.95%, respectively. Charge-off ratio in 2020, 2021 and 2022 was 4.06%, 0.85% and 0.43%, respectively.

Our total operating income decreased from RMB687.7 million in 2020 to RMB176.2 million in 2021, representing a decrease of 74.4%, and increased to RMB749.2 million in 2022, representing an increase of 325.2%. Our net income decreased from RMB114.9 million in 2020, representing a decrease of 43.2% to RMB65.2 million in 2021, and increased to RMB135.3 million in 2022, representing an increase of 107.5%.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of trust plans and provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated unit holder and (ii) a performance-based service fee up to 7% per annum of the size of trust plans payable to us for our services provided to trust plans. Our cost of the subordinated units as measured by the investment amount was RMB3,045.2 million, RMB2,919.4 million and RMB2,627.4 million (US$380.9 million) as of December 31, 2020, 2021 and 2022, respectively. Our investment return from the subordinated units was RMB658.8 million, RMB578.7 million and RMB381.3 million (US$55.3 million) in 2020, 2021 and 2022, respectively.

As a subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans on our consolidated financial statements, including those of the senior units. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with management service expenses of trust plans for accounting purposes. In 2020, 2021 and 2022, we generated service fees charged to trust plans of RMB505.9 million, RMB440.1 million and RMB446.0 million (US$ 64.7 million), respectively.

Key Factors Affecting Our Results of Operations

Ability to maintain and expand borrower base

Due to the nature of our business, our ability to increase our loan origination volume largely depends on our ability to acquire new borrowers for the loans we facilitate. Since December 2018, we have been acquiring borrowers primarily through our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Our sales partners are typically local loan facilitators who have their own sales and marketing teams, they use such teams to reach to qualified candidates and recommend them to our platform. In 2020, 2021 and 2022, over 99.5% of our borrowers were introduced to us by our sales partners under the collaboration model. We originated home equity loans for 17,703, 22,060 and 23,923 (including 3,891 under the commercial bank partnership) borrowers in 2020, 2021 and 2022, respectively. Our results of operations and ability to sustain and increase loan volumes will depend on our ability to maintain and expand borrower base.

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

Relationship with our funding partners

Our collaborative relationships with our funding partners are critical to our operations. We mainly collaborate with our trust company partners through trust lending model. In 2020, 2021 and 2022, 100%, 99.8% and 82.7%of our total home equity loan origination volume was originated under trust lending model, respectively. The availability of funds from our funding partners affects our liquidity and the amount of loan transactions that we can facilitate, which directly affects our profitability. Terms of our collaboration agreements with our funding partners generally set the financing costs of our home equity loan business. Our financing costs for senior units excluding the trust administrative fees, ranged from 6.0% to 11.5% per annum of the issuance number of senior units in 2022. The interest charged by trust company partners to our borrowers affects our profitability. If we fail to maintain or deepen our existing relationships with our trust company partners, our liquidity and profitability may be adversely affected. A general deterioration of our relationships with our funding partners will result in a significant decrease in liquidity or in our service fees charged to trust plans, and we may not be able to secure alternative financing on terms acceptable to us or our borrowers, or at all. This may result in a decrease in the volume of loans we facilitate, which has a material adverse impact on our business and results of operations. For detailed discussion relating to our relationship with our funding partners, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model.”

China’s macroeconomic environment

Our business depends on the growth of MSE owners’ demand for home equity loan financing, which in turn depends on China’s macroeconomic environment. General economic factors, including the real estate prices, credit environment for MSEs, interest rate environment and unemployment rates, may affect borrowers’ willingness to seek home equity loans and/or repayment capability. For example, significant increase in interest rates could cause prospective borrowers to defer obtaining loans as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in the unemployment rate and/or a decrease in real income, may affect MSEs’ revenue. All these factors may affect borrowers’ repayment capability and their willingness to seek loans, which may potentially affect delinquency ratios. Further, the COVID-19 outbreak had and may continue to have a negative impact on China’s macroeconomic environment which may continue to result in a material negative impact on our business and results of operations. For details, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

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

	As of and for the Year Ended December 31,
Loan performance metrics (including loans held for sale)*	2020	2021	2022
Delinquency ratio (1)	23.70%	26.22%	33.22%
NPL ratio (2)	12.89%	11.93%	16.95%
Allowance ratio (3)	7.06%	10.98%	9.23%
NPL provision coverage ratio (4)	54.76%	92.03%	52.27%

	As of and for the Year Ended December 31,
Loan performance metrics (excluding loans held for sale)	2020	2021	2022
Delinquency ratio (1)	17.22%	16.17%	18.26%
NPL ratio (2)	6.06%	2.13%	1.12%
Allowance ratio (3)	6.71%	10.36%	8.22%
NPL provision coverage ratio (4)	110.68%	487.21%	720.38%

Notes:

(1)	Delinquency ratio represents total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date.
(2)	NPL ratio represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date.
(3)	Allowance ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date.
(4)	NPL provision coverage ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date.

*	Certain December 31, 2020 and 2021 amounts in loans held-for-sale have been corrected for an immaterial error identified. Please refer to Note 2(w) to Consolitated Financial Statement on page F-31.

Our delinquency ratio has increased from 23.70% as of December 31, 2020 to 26.22% as of December 31, 2021, and further increased to 33.22% as of December 31, 2022. The increase in the delinquency ratio from December 31, 2021 to December 31, 2022 was due to the fact that the borrowers’ ability to service their debts was negatively affected in 2022 due to strict prevention and control policies taken to contain the COVID-19 pandemic.

Our NPL ratio had decreased from 12.89% as of December 31, 2020 to 11.93% as of December 31, 2021, and increased to 16.95% as of December 31, 2022. The increase of NPL ratio from December 31, 2021 to December 31, 2022 was primarily attributable to the fact that the pandemic prevention and control measures taken in 2022 has negatively impacted the efficiency of bad debt collection and legal proceedings against borrowers at default.

Our allowance ratio has increased from 7.06% as of December 31, 2020 to 10.98% as of December 31, 2021, and decreased to 9.23% as of December 31, 2022, while our NPL provision coverage ratio has increased from 54.76% to 92.03% and decreased to 52.27% as of the same dates. Decreases in allowance ratio and NPL provision coverage ratio from December 31, 2021 to December 31, 2022 were primarily attributable to the decrease in the amount of loans charged off resulting form an increase in the amount of loans held-for-sale.

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the delinquency and NPL ratios for loans introduced under the collaboration model and the loans under the traditional facilitation model by first lien and second lien as of December 2020, 2021 and 2022, respectively, presented based on the revised charge-off policy.

	As of December 31, 2022
(Including loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	94.87%	39.77%	40.08%
NPL Ratio	87.44%	21.15%	21.59%
Second lien
Delinquency Ratio	36.43%	30.92%	30.98%
NPL Ratio	36.41%	14.86%	15.09%

	As of December 31, 2022
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	71.82%	21.83%	21.84%
NPL Ratio	30.99%	1.06%	1.11%
Second lien
Delinquency Ratio	2.92%	17.69%	17.57%
NPL Ratio	2.89%	1.14%	1.16%

	As of December 31, 2021
(Including loans held for sale)*	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	76.88%	31.65%	32.62%
NPL Ratio	60.67%	15.62%	16.59%
Second lien
Delinquency Ratio	77.87%	21.23%	22.07%
NPL Ratio	67.30%	8.04%	8.92%

*	Certain December 31, 2021 amounts in loans held-for-sale have been corrected for an immaterial error identified. Please refer to Note 2(w) to Consolitated Financial Statement on page F-31.

	As of December 31, 2021
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	49.66%	18.93%	19.29%
NPL Ratio	14.39%	2.96%	3.10%
Second lien
Delinquency Ratio	46.04%	14.09%	14.31%
NPL Ratio	20.27%	1.42%	1.55%

	As of December 31, 2020
(Including loans held for sale)*	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	47.73%	19.24%	25.49%
NPL Ratio	39.01%	8.12%	14.90%
Second lien
Delinquency Ratio	44.26%	16.61%	22.33%
NPL Ratio	32.92%	5.71%	11.34%

*	Certain December 31, 2020 amounts in loans held-for-sale have been corrected for an immaterial error identified. Please refer to Note 2(w) to Consolitated Financial Statement on page F-31.

	As of December 31, 2020
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	35.21%	14.07%	18.18%
NPL Ratio	24.39%	3.06%	7.21%
Second lien
Delinquency Ratio	33.34%	12.66%	16.51%
NPL Ratio	19.82%	1.86%	5.20%

We have ceased facilitating loans under the traditional facilitation model starting from December of 2018 and started to transfer loans under the traditional facilitation model to third parties in bulk in 2021, which has caused the delinquency ratio and NPL ratio of loans under the traditional facilitation model to rise from 2020 to 2022. As of December 31, 2022, loans under the traditional facilitation model are all transfered by third parties in installment and classified as loans held for sale. The balance of outstanding loan principal under the traditional facilitation model was relatively small and constitue an immaterial proportion to the overall loan portfolio. We believe such ratios do not accurately reflect the loan performance and could no longer be used as a measure of our risk assessment and post-loan management abilities.

The following tables illustrate the amount of loans (excluding loans held for sale) we facilitate by collateral type for which we have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category as of December 31, 2020, 2021 and 2022, respectively.

	As of December 31, 2022
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	86,717	12,248	14.1%
House	-	-	-
Commercial Property	15,847	-	-
Total	102,564	12,248	11.9%

	As of December 31, 2021
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	193,021	60,308	31.2%
House	3,824	729	19.1%
Commercial Property	3,159	443	14.0%
Total	200,004	61,480	30.7%

	As of December 31, 2020
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	484,354	64,125	13.2%
House	18,520	2,866	15.5%
Commercial Property	45,274	5,007	11.1%
Total	548,148	71,998	13.1%

Increases in allowance ratio from December 31, 2020 to December 31, 2021 were primarily attributable to the current expected credit loss (CECL) model that took into account the COVID-19 pandemic’s continuous impact on the repayment abilities of borrowers. Decreases in allowance ratio from December 31, 2021 to December 31, 2022 were primarily attributable to the increase of delinquent loans that were repurchased by sales partners by installment.

We incur losses and charge-off loans when we determine that the loan is uncollectable. We consider loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible and the balance shall be written down to net realizable value (fair value of collaterals, less estimated cost sell):

(i)	death of the borrower;

(ii)	identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments;

(iii)	sales of loans to third parties;

(iv)	settlement with the borrower, where the Company releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral;

(v)	disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or

(vi)	loans are 180 days past due unless both well-secured and in the process of collection.

The following table sets forth our charge-off ratio for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
Charge-off ratio	4.06%	0.85%	0.43%

Our charge-off ratio was 4.06%, 0.85% and 0.43% in 2020, 2021 and 2022. The increase of charge-off ratio in 2020 was mainly attributable to the revision of the Company’s charge-off policy in 2020 as mentioned above. We continue to dispose of collateral through judicial or arbitration proceedings and utilize other quick disposal plans available to manage NPLs. Meanwhile, we also transfer loans to third parties in exchange for proceeds upfront to quickly recover overdue loans, and the related gains or losses from such sale will be accounted for as other gains/(losses) in our consolidated statements of comprehensive income.

The tables below set forth the amortized cost of the loans (including loans held for sale) that were resolved by the different charge-off scenario above, the allowances recorded on those loans at the time of charge-off, additional provision for loan losses recorded at the time of the time of the scenario, in addition to the charge-off amounts as of December 31, 2020, 2021 and 2022:

	As of December 31, 2022
	Charge-off	Amortized cost of the loans	Allowance	Additional provision(1)
		RMB in thousands
Sales of loans to third parties(2)	4,943	12,518	15,208	(3,861)
Settlement with the borrower	50	83	-	-
Disposal through legal proceedings	7	679	-	-
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	41,599	50,879	195,582	(10,106)
Total	46,600	63,388	211,552	(13,966)

	As of December 31, 2021*
	Charge-off	Amortized cost of the loans	Allowance	Additional provision(1)
	RMB in thousands
Sales of loans to third parties(2)	10,610	67,409	26,858	(643)
Settlement with the borrower	2,827	94,074	16,385	(3,196)
Disposal through legal proceedings	5,633	53,258	1,732	(1,514)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	67,615	1,041,370	-	-
Total	86,685	1,256,111	44,975	(5,353)

	As of December 31, 2020*
	Charge-off	Amortized cost of the loans	Allowance	Additional provision(1)
	RMB in thousands
Sales of loans to third parties(2)	32,654	44,173	21,081	(2,550)
Settlement with the borrower	12,017	71,333	24,699	(4,232)
Disposal through legal proceedings	8,610	17,437	16,170	(1,877)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	374,798	1,128,557	-	-
Total	428,079	1,261,500	61,950	(8,659)

Notes:

*	Certain December 31, 2020 and 2021 amounts in loans held-for-sale have been corrected for an immaterial error identified. Please refer to Note 2(w) to Consolitated Financial Statement on page F-31.

(1)	Additional provisions refer to the total amount of additional losses of individual loans, which is beyond what was already recorded in the allowance for credit losses at the point of charge-off in different scenarios.
(2)	The loans sold to third parties are generally the ones that are over 90 days past due, which we have made a commercially reasonable effort to collect. In order to efficiently allocate resources and timely collect funds on impaired loans, we believe it is effective and efficient to sell certain loans that are over 90 days past due to third parties as we can save relevant costs that may occur during the time-consuming collection process. The delinquent loans are generally sold in bulk. The purchasers are all third parties and consist of (i) sales partners who choose to repurchase the delinquent loans they introduced according to their agreements signed with us, and (ii) local investment asset management companies, experienced law firms or other entities with legal, collection and disposal teams to handle delinquent loans and relevant collaterals. We have two approaches for the sale of loans to third parties, including (i) the sale that we do not retain any rights or obligations and such loans will be charged off from our balance sheet at the point of the sale and (ii) the sale that we retain certain rights or obligations such as an obligation to repurchase the loans after a certain period, and such loans sold are recorded as borrowings under agreements to repurchase in our balance sheet.
(3)	In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of recollection.

Selected Income Statement Items

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income. Net interest and fees income after collaboration cost represents total interest and fees income netting of total interest and fees expenses and collaboration cost for sales partners. In 2020, 2021 and 2022, we generated net interest and fees income after collaboration cost of RMB708.4 million, RMB614.6 million and RMB683.3 million (US$99.1 million), respectively. Total non-interest income/(losses) comprises net gains/(losses) on sales of loans, net realized gains on sales of investments and other gains, net. In 2020, 2021 and 2022, we generated total non-interest income of RMB206.9 million, non-interest losses of RMB438.4 million and non-interest income of RMB65.9 million (US$9.6 million), respectively.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of the trust plans and also provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated holder and (ii) a performance-based service fee of up to 7% per annum of the size of trust plans payable to us for our services provided to trust plans. As subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with service expenses of trust plans for accounting purposes. As a result, the total payments to us under our trust lending model, together with the interest spread under our small loan direct lending model and certain non-interest income, is reflected on our consolidated financial statements as total operating income. The following table sets forth a breakdown of our total operating income for the periods indicated.

	For the Year Ended December 31,
	2020*	2021*	2022
	RMB	RMB	RMB	US$
Interest and fees income(1)	1,854,823,409	1,815,773,980	1,731,352,575	251,022,527
Interest and fees expenses(2)	(731,315,365)	(775,565,615)	(784,776,537)	(113,781,902)
Net interest and fees income	1,123,508,044	1,040,208,365	946,576,038	137,240,625
Net revenue under the commercial bank partnership model(3)	-	107,072	57,551,005	8,344,111

Collaboration cost for sales partners	(415,104,428)	(425,736,650)	(320,826,549)	(46,515,477)
Net interest and fees income after collaboration cost	708,403,616	614,578,787	683,300,494	99,069,259
Non-interest income/(losses)
Realized gains on sales of investments, net	20,153,659	19,170,436	20,566,672	2,981,887
Net losses on sales of loans	(50,606,487)	(479,584,775)	(44,554,948)	(6,459,860)
Other gains, net(1) (4)	9,760,472	22,061,842	89,914,038	13,036,310
Total non-interest (losses)/income	(20,692,356)	(438,352,497)	65,925,762	9,558,337
Total operating income	687,711,260	176,226,290	749,226,256	108,627,596

Note:

*	We have identified an immaterial error and corrected the amounts of loans held-for-sale, guaranteed assets, provision for credit losses and net gains on sales of loans in the comparative period presentation. For details, see Note 2(w) to Consolitated Financial Statements on page F-31.

(1)	Interest and fees income include (i) interest and financing service fees on loans, (ii) interest income on debt securities, (iii) interest income charged to sales partners, and (iv) interest on deposits with banks. The interest income charged to sales partners in 2020 and 2021 was immaterial and was previously presented as “fund possession fee” under “other gains/(losses), net”. The interest income on debt securities was nil in 2020 and 2021.

(2)	Interest and fees expenses refer to interest expenses on interest-bearing borrowings.

(3)	The Company has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022.

(4)	Certain provision for guarantee liabilities in 2021 was immaterial and presented under “other gains, net”. Provision for guarantee liabilities has been reclassified from “other gains, net” to “provision for credit losses” in 2022.

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

Interest income on debt securities

Interest income on debt securities is calculated by applying the effective interest rate to the gross carrying amount of debt securities to unrelated companies plus any interest received from corporate debt securities.

Interest income charged to sales partners

In the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, the Company charges certain percentage of the loan as the interest income charged to sales partners. Interest income charged to sales partners refers to the cost of and interest on the partner's 40% repayment and instalment repurchase options under collaboration model.

Interest on deposits with banks

Our interest on deposits with banks represents interest generated from our cash deposits with banks.

Interest and fees expenses

We recorded interest and fees expenses of RMB731.3 million, RMB775.6 million and RMB784.8 million (US$113.8 million) in 2020, 2021 and 2022, respectively.

Our interest and fees expenses consists of interest expenses on interest-bearing borrowings and interest expenses paid to related parties. In 2020, 2021 and 2022, the interest expenses on interest-bearing borrowings was RMB731.3 million, RMB775.6 million and RMB784.8 million (US$113.8 million), accounting for 100%, 100% and 100%, respectively, of our total interest and fees expenses for the same periods.

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

Net revenue under the commercial bank partnership model

Net revenue under the commercial bank partnership model represents fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company.

Revenues from loan facilitation services (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers) are recognized at the time a loan is originated, at which time the facilitation service is considered completed. Revenues from post-origination services (covering cash processing services and collection services) are recognized on a straight-line basis over the term of the underlying loans as the services are provided.

The Group provided guarantee services for its off-balance sheet loans under the commercial bank partnership model. As a result, at inception of the guarantee, the Group recognized a stand-ready guarantee liability under ASC 460 at fair value with an associated guarantee receivable. Subsequently, the stand-ready guarantee is released into gains from guarantee liabilities on a straight-line basis over the term of the guarantee.

See Note 20 in our Consolidated Financial Statements for more details.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners. It has decreased from RMB425.7 million in 2021 to RMB320.8 million (US$46.5 million) in 2022, primarily due to a lower average fee rate the Company paid to sales partners in the fiscal year of 2022 as compared to the same period of 2021. The fee rate under collaboration model varies based on different collaboration model types and the terms of the loan.

Non-interest income/(losses)

Realized gains on sales of investments

Realized gains on sales of investments consist of realized gains and losses from the disposal of investment securities, presented on a net basis.

Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans refer to any gains and losses from the disposal of loans.

Other gains, net

Other gains, net mainly consists of gains of confiscating CRMPs. Particularly, in the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, the Company charges certain percentage of the loan as the interest income charged to sales partners. The interest income charged to sales partners was previously presented as “fund possession fee” under “other gains/(losses), net”, and is separately listed as “interest income charged to sales partners” since third quarter of 2022 due to an increase in its absolute amount.

Operating expenses

Our operating expenses consist of employee compensation and benefits, share-based compensation expenses, taxes and surcharges, operating lease cost, offering expenses and other expenses.

The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	190,374,014	27.7%	211,168,519	119.8%	197,035,872	28,567,516	26.3%
Share-based compensation expenses	62,073,367	9.0%	18,766,367	10.6%	5,774,266	837,190	0.8%
Taxes and surcharges	49,452,609	7.2%	35,729,101	20.3%	35,890,761	5,203,671	4.8%
Operating lease cost	21,719,042	3.2%	14,764,364	8.4%	13,966,943	2,025,016	1.9%
Other expenses	124,042,182	18.0%	100,500,388	57.0%	85,889,497	12,452,807	11.5%
Total operating expenses	447,661,214	65.1%	380,928,739	216.2%	338,557,339	49,086,200	45.2%

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Other expenses
Advertising and promotion expenses	30,471,983	4.4%	29,171,942	16.6%	32,412,727	4,699,404	4.3%
Litigation fees	24,764,412	3.6%	12,019,673	6.8%	6,291,273	912,149	0.8%
Entertainment and traveling expenses	7,010,704	1.0%	10,793,089	6.1%	9,740,873	1,412,294	1.3%
Office and commute expenses	9,120,261	1.3%	10,711,801	6.1%	7,791,694	1,129,689	1.0%
Consulting fees	14,486,656	2.1%	9,330,732	5.3%	12,016,260	1,742,194	1.6%
Attorney fees	8,503,270	1.2%	6,678,111	3.8%	1,389,360	201,438	0.2%
Communication expenses	2,495,071	0.4%	3,861,529	2.2%	2,424,242	351,482	0.3%
Depreciation and amortization	6,047,226	0.9%	3,821,788	2.2%	2,244,279	325,390	0.3%
Directors and officers liability insurance	4,232,722	0.6%	3,545,117	2.0%	3,474,151	503,705	0.5%
Research and development expenses	9,960,607	1.4%	1,602,095	0.9%	760,465	110,257	0.1%
Others	6,949,270	1.0%	8,964,511	5.1%	7,344,173	1,064,805	1.0%
Total other expenses	124,042,182	18.0%	100,500,388	57.0%	85,889,497	12,452,807	11.5%

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

PRC

Our subsidiaries and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008, and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, which became effective on May 1, 2016, as amende on March 20, 2019, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the PRC territory are required to pay value-added tax instead of business tax. Following the implementation of the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, most of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 1% (pursuant to the regulatory development in 2020 in response to the COVID-19 pandemic), 3% or 6%, instead of business tax.

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

Revenue recognition

Interest and financing service fees on loans which are amortized over the contractual life of the related loans are recognized in consolidated statements of comprehensive income in accordance with Accounting Standard Codification (“ASC”) 310 using the effective interest method. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with guarantee services under commercial bank partnership model is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. Also, mortgage agency service revenue, asset management revenue and revenue from rendering of services are recognized in accordance with ASC 606 when following conditions are met: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

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

Interest income on debt investment

Interest income on debt securities is calculated by applying the effective interest rate to the gross carrying amount of debt securities to unrelated companies plus any interest received from corporate debt securities.

Revenue under commercial bank partnership model

In accordance with the relevant guidance in ASC Topic 606, the amounts associated with guarantee services under commercial bank partnership model is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance.

The Group considers loan facilitation services under commercial bank partnership model (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers) and post-facilitation services under commercial bank partnership model (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocated to guarantee services under commercial bank partnership model, if any, which is recorded at fair value and recognized amortized during the guarantee term in accordance with ASC Topic 460.

Then the remaining considerations are allocated to the loan facilitation under commercial bank partnership model and post-facilitation services under commercial bank partnership model using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group can not receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors, among which estimates of the cost of providing the services is the most significant.

The transaction price allocated to loan facilitation services is recognized as revenue upon execution of loan agreements between commercial banks and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed.

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-facilitation services. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB67.08 million as of December 31, 2022, among which 64.6% of the remaining performance obligations will be recognized over the following 12 months, and with the remainder recognized thereafter.

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

We facilitate credit to borrowers through structured funds which are considered as consolidated VIEs and we evaluated VIEs for consolidation in accordance with ASC 810. Although we have ceased providing credit enhancement and top-up arrangements since March 2018 and all the remaining loans under such arrangement had been transferred in 2021 and substantially all of such remaining loans had been paid off in 2022, we, as the subordinated unit holder, still provide credit strengthening services and are responsible to ensure sufficient capital to repay the principal amount and the agreed financing costs for the senior units, we also act as the manager of the structured funds, those are the two key factors to determine whether we should consolidate the structured funds. As a result, the loan principal remains on our consolidated balance sheets, whilst the funds received from senior tranches holders are recorded as Other Borrowings in our consolidated balance sheets.

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

Commencing January 1, 2020, CNFinance adopted ASC 326, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses (“ACL”) with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) model. ASC 326 defines the ACL as a valuation account that is deducted from the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

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

(ii) Off-balance sheet loans

For loans funded by the proceeds from third-party commercial banks, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, the Group offers loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by the Group. The Group continues to provide post-origination services to the borrowers over the term of the loan agreement. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

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

On December 31, 2019, we granted up to 119,674,780 options to certain management members and employees to purchase up to 119,674,780 of our ordinary shares under the 2018 Plan. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date. As of the date hereof, the options may be allocated to up to 42 employees. Vested options will expire five years from the date of vesting.

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

Excluding the options containing service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (“2018 Option”)	Share awards granted on December 31, 2019 (“2019 Option”)
Expected volatility	40.00%	41.52%
Expected dividends	—	—
Risk-free interest rate	3.10%	3.12%
Expected term (in years)	5	5
Expected life (in years)	6	8

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

For the 2019 Option, the Group recognized compensation expenses of RMB62,073,367, RMB18,766,367 and RMB5,774,266 in year 2020, 2021 and 2022, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2022, the expenses in relation to the 2019 Option have been fully recognized.

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

	For the Year Ended December 31
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
Adjusted net income	900,623,879	550,530,009	176,925,893	83,973,831	141,125,677	20,461,300

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

	For the Year Ended December 31
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
Net Income	860,908,711	534,643,942	114,852,526	65,207,464	135,351,411	19,624,110
Add: share-based compensation expenses	39,715,168	15,886,067	62,073,367	18,766,367	5,774,266	837,190
Adjusted net income	900,623,879	550,530,009	176,925,893	83,973,831	141,125,677	20,461,300

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Interest and fees income	1,854,823,409	1,815,773,980	1,731,352,575	251,022,527
Interest and fees expenses	(731,315,365)	(775,565,615)	(784,776,537)	(113,781,902)
Net interest and fees income	1,123,508,044	1,040,208,365	946,576,038	137,240,625
Net revenue under the commercial bank partnership model	-	107,072	57,551,005	8,344,111
Collaboration cost for sales partners	(415,104,428)	(425,736,650)	(320,826,549)	(46,515,477)
Net interest and fees income after collaboration cost	708,403,616	614,578,787	683,300,494	99,069,259
Provision for credit losses	(77,348,480)	298,467,893	(238,084,863)	(34,519,060)
Net interest and fees income after collaboration cost and provision for credit losses	631,055,136	913,046,680	445,215,631	64,550,199
Realized gains on sales of investments, net	20,153,659	19,170,436	20,566,672	2,981,887
Net losses on sales of loans	(50,606,487)	(479,584,775)	(44,554,948)	(6,459,860)
Other gains, net	9,760,472	22,061,842	89,914,038	13,036,310
Total non-interest (losses)/income	(20,692,356)	(438,352,497)	65,925,762	9,558,337
Operating expenses
Employee compensation and benefits	(190,374,014)	(211,168,519)	(197,035,872)	(28,567,516)
Share-based compensation expenses	(62,073,367)	(18,766,367)	(5,774,266)	(837,190)
Taxes and surcharges	(49,452,609)	(35,729,101)	(35,890,761)	(5,203,671)
Operating lease cost	(21,719,042)	(14,764,364)	(13,966,943)	(2,025,016)
Other expenses	(124,042,182)	(100,500,388)	(85,889,497)	(12,452,807)
Total operating expenses	(447,661,214)	(380,928,739)	(338,557,339)	(49,086,200)
Income before income tax expense	162,701,566	93,765,444	172,584,054	25,022,336
Income tax expense	(47,849,040)	(28,557,980)	(37,232,643)	(5,398,226)
Net income	114,852,526	65,207,464	135,531,411	19,624,110
Earnings per share
Basic	0.08	0.05	0.10	0.01
Diluted	0.08	0.05	0.09	0.01
Other comprehensive (losses)/income
Net unrealized losses on investment securities	(171,040)	-	-	-
Foreign currency translation adjustment	(16,166,094)	(6,936,969)	15,181,518	2,201,113
Comprehensive income	98,515,392	58,270,495	150,532,929	21,825,223
Less: net income attributable to non-controlling interests	-	-	970,379	140,692
Total comprehensive income attributable to ordinary shareholders	98,515,392	58,270,495	149,562,550	21,684,531

*:	We have identified an immaterial error and corrected the amounts of loans held-for-sale, guaranteed assets, provision for credit losses and net gains on sales of loans in the comparative period presentation. For details, see Note 2(w) to Consolitated Financial Statements on page F-31.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Interest and fees income

Total interest and fees income for fiscal year 2022 decreased by 4.6% to RMB1,731.4 million (US$251.0 million) as compared to RMB1,815.8 million for the same period of 2021.

Interest and financing service fees on loans

Interest and financing service fees on loans decreased by 11.1% to RMB1,574.7 million (US$228.3 million) for the fiscal year of 2022 as compared to RMB1,770.4 million for the same period of 2021, primarily attributable to a decrease in the balance of average daily outstanding loan principal. Such decrease was mainly as a result of the Company’s transferal of loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 along with the impact of strict pandemic prevention and control measures taken from January to November 2022, which was partially offset by an increase in the total outstanding loan principal under the collaboration model.

Interest income charged to sales partners

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, increased by 265.3% to RMB122.0 million (US$17.7 million) for the fiscal year of 2022 from RMB33.4 million in the same period of 2021, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest income on debt securities

Interest income on debt securities increased to RMB21.6 million (US$3.1 million) in 2022 from nil in 2021.

Interest on deposit with banks

Interest on deposits with banks increased by 9.2% to RMB13.1 million (US$1.9 million) for the fiscal year of 2022 as compared to RMB12.0 million for the same period of 2021, primarily due to the higher daily average amount of time deposits.

Interest and fees expenses

Total interest and fees expenses refer to interest expenses on interest-bearing borrowings and increased by 1.2% to RMB784.8 million (US$113.8 million) for the fiscal year of 2022 as compared to RMB775.6 million for the same period of 2021, primarily due to an increase in daily average outstanding principal of other borrowings.

Net interest and fees income

As a result of the foregoing, net interest and fees income decreased by 9.0% to RMB946.6 million (US$137.2 million) for the fiscal year of 2022 as compared to RMB1,040.2 million for the same period of 2021.

Net revenue under the commercial bank partnership model

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company, was RMB57.6 million (US$8.3 million) for the fiscal year of 2022 as compared to RMB0.1 million in 2021. The Company has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022.

Collaboration cost for sales partners

Collaboration cost for sales partners representing sales incentives paid to sales partners decreased to RMB320.8 million (US$46.5 million) for the fiscal year of 2022 as compared to RMB425.7 million for the same period of 2021, primarily attributable to a lower average fee rate the Company paid to sales partners in the fiscal year of 2022 as compared to the same period of 2021. The fee rate under collaboration model varies based on different collaboration model types and the terms of the loan.

Net interest and fees income after collaboration cost

Net interest and fees income after collaboration cost was RMB683.4 million (US$99.1 million) for the fiscal year of 2022, representing an increase of 11.2% as compared to RMB614.6 million for the same period of 2021.

Provision for credit losses

Provision for credit losses represents the provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners. Our provision for credit losses was RMB238.1 million (US$34.5 million) for the fiscal year of 2022 as compared to a reversal of RMB298.5 million1 for the same period of 2021. The reversal in 2021 was primarily due to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 and the allowance of such loans was reversed. The increase in provision for credit losses in the fiscal year of 2022 was mainly due to economic uncertainty caused by COVID-19 pandemic and the relevant prevention measures, as well as the downward pressure faced by China’s real estate market during 2022.

Net losses on sales of loans

Net losses on sales of loans was RMB44.6 million (US$6.5 million) for the fiscal year of 2022 as compared to RMB479.6 million in the same period of 2021, primarily attributable to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021. Such loans were all facilitated prior to 2019, and the majority of them were long past due.

Other gains, net

Other gains, net was RMB89.9 million (US$13.0 million) for the fiscal year of 2022, compared with RMB22.1 million1 in the same period of 2021, primarily attributable to the increase of Credit Risk Mitigation Position forfeited by the sales partners.

Total operating expenses

Our total operating expenses decreased by 11.1% to RMB338.6 million (US$49.1 million) for the fiscal year of 2022 as compared to RMB381.0 million for the same period of 2021.

Employee compensation and benefits

Employee compensation and benefits decreased by 6.7% to RMB197.0 million (US$28.6 million) for the fiscal year of 2022 as compared to RMB211.2 million for the same period of 2021, primarily due to a decrease in compensation associated with decreased operational headcounts.

 Share-based compensation expenses

Share-based compensation expenses decreased by 69.1% to RMB5.8 million (US$0.8 million) for the fiscal year of 2022 as compared to RMB18.8 million for the same period of 2021. According to the Company’s share option plan adopted on December 31, 2019, 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges

Taxes and surcharges increased by 0.6 % to RMB35.9 million (US$5.2 million) for the fiscal year of 2022 as compared to RMB35.7 million for the same period of 2021.

Operating lease cost

Operating lease cost decreased by 5.4% to RMB14.0 million (US$2.0 million) for the fiscal year of 2022 as compared to RMB14.8 million for the same period of 2021.

Other expenses

Other expenses decreased by 14.5% to RMB85.9 million (US$12.5 million) for the fiscal year of 2022 as compared to RMB100.5 million for the same period of 2021, primarily due to a decrease in attorney’s fees associated with legal proceedings mainly as a result of the Company’s business transition to collaboration model, under which relevant attorney fees are borne by sales partners.

[1]	Provision for guarantee liabilities was re-classified from “other gains, net” to “provision for credit losses” in 2022.

Income tax expenses

Our Income tax expenses increased by 30.1% to RMB37.2 million (US$5.4 million) for the fiscal year of 2022 as compared to RMB28.6 million for the same period of 2021, primarily due to an increase in the amount of taxable income. Our Effective tax rate decreased to 21.57% for the fiscal year of 2022 from 30.46% in the same period of 2021, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which decreased to RMB5.8 million (US$0.8 million) for the fiscal year of 2022 from RMB18.8 million in the same period of 2021; and (b) one subsidiary turned losses into incomes during the fourth quarter in 2022, resulting in reversal of the full valuation allowance of the deferred tax asset.

Net income

Net income increased by 107.7% to RMB135.4 million (US$19.6 million) for the fiscal year of 2022 as compared to RMB65.2 million for the same period of 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Interest and fees income

Interest and financing service fees on loans

Our interest and financing service fees on loans decreased by 3.2% from RMB1,828.7 million in 2020 to RMB1,770.4 million in 2021, primarily due to the lowered interest rate on loans facilitated in an effort to comply with rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest income charged to sales partners

Interest on deposits with banks increased by 234.0% from RMB10.0 million in 2020 to RMB33.4 million in 2021, primarily due to the increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest on deposits with banks

Interest on deposits with banks decreased by 25.5% from RMB16.1 million in 2020 to RMB12.0 million in 2021, primarily due to the smaller daily average amount of time deposits in 2021 as compared to 2020.

Interest and fees expenses

Interest and fees expenses increased by 6.1% from RMB731.3 million in 2020 to RMB775.6 million in 2021, primarily due to the increase in the principals of other borrowings as well as the funding cost from trust companies.

Net interest and fees income

As a result of the foregoing, our net interest and fees income decreased by 7.4% from RMB1,123.5 million in 2020 to RMB1,040.2 million in 2021.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners, was RMB425.7 million for the fiscal year of 2021, and was RMB415.1 million in 2020, primarily due to the increase in average daily outstanding loan principal under the collaboration model as compared to the same period of 2020.

Net interest and fees income after collaboration cost

Net interest and fees income after collaboration cost was RMB614.6 million in 2021, representing a decrease of 13.2% as compared to RMB708.4 million in 2020.

Provision for credit losses

Provision for credit losses recorded a reversal of RMB298.5 million in 2021 as compared to provision of RMB77.3 million in 2020.

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

Net losses on sales of loans

Net losses on sales of loans was RMB479.6 million in 2021 as compared to RMB50.6 million in 2020, primarily attributable to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk at market price during the fourth quarter of 2021. Such loans were all facilitated prior to 2019, and the majority of them were long past due.

Other gains, net

Other gains, net was RMB22.1 million in 2021, compared with RMB9.8 million in 2020, mainly attributable to an increase in forfeited Credit Risk Mitigation Positions in 2021 as compared to 2020.

Operating expenses

Our total operating expenses decreased by 14.9% from RMB447.7 million in 2020 to RMB381.0 million in 2021.

Employee compensation and benefits

Employee compensation and benefits increased by 10.9% from RMB190.4 million in 2020 to RMB211.2 million in 2021.

Share-based compensation expenses

Expenses related to issuance of shares under our employee share incentive plan decreased by 69.7% from RMB62.1 million in 2020 to RMB18.8 million in 2021. According to the Company’s share option plan adopted on December 31, 2019, 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges

Taxes and surcharges decreased by 27.9 % to RMB35.7 million in 2021 as compared to RMB49.5 million in 2020, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” were significantly decreased in the fiscal year of 2021 compared to the same period of 2020 due to maturity of some trust plans.

Operating lease cost

Operating lease cost decreased by 31.8 % from RMB21.7 million in 2020 to RMB14.8 million in 2021, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which was used to rent offices to accommodate sales staff.

Other expenses

Other expenses decreased by 19.0% from RMB124.0 million in 2020 to RMB100.5 million in 2021, primarily due to (a) a decrease in the litigation and attorney’s fees during the ordinary course of business resulted from smaller amount of NPLs disposed through judicial procedure because the Company chose to transfer more NPLs to third party purchasers to accelerate recovery of cash; (b) a decrease in consulting fee; and (c) a decrease in the IT R&D and outsourcing service fees.

Income tax expense

Our income tax expense decreased by 40.2% from RMB47.8 million in 2020 to RMB28.6 million in 2021, primarily due to the decrease in the amount of taxable income. Our effective tax rate increased to 30.5% in fiscal year 2021 from 29.4% in fiscal year 2020, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which decreased to RMB18.8 million for the fiscal year of 2021 from RMB62.1 million in the same period of 2020; and (b) the proceeds of RMB39.9 million tax-free dividends from equity investment funds in 2021.

Net income

As a result of the foregoing, our net income decreased by 43.2% from RMB114.9 million in 2020 to RMB65.2 million in 2021.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing, operating and investing activities. As of December 31, 2022, we had cash and cash equivalents of RMB1.8 billion (US$256.9 million), as compared to cash and cash equivalents of RMB2.2 billion as of December 31, 2021, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. For details, please refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,119,576,982	689,692,306	919,253,112	133,279,173
Net cash provided by/(used in) investing activities	524,050,843	(2,350,564,315)	(1,098,197,823)	(159,223,717)
Net cash (used in)/provided by financing activities	(1,367,138,705)	1,932,580,262	(288,156,250)	(41,778,729)
Net (decrease)/increase in cash and cash equivalents	276,489,120	271,708,253	(467,100,961)	(67,723,273)
Cash and cash equivalents at beginning of the year	1,705,356,424	1,960,922,758	2,231,437,361	323,528,006
Effect of exchange rate change on cash and cash equivalents	(20,922,786)	(1,193,650)	7,847,745	1,137,816
Cash and cash equivalents at end of the year	1,960,922,758	2,231,437,361	1,772,184,145	256,942,549

Operating Activities

Net cash provided by operating activities in 2022 was RMB919.3 million (US$133.3 million) due to net income of RMB135.4 million (US$19.6 million), mainly adjusted for (i) provision for credit losses of RMB238.1 million, (ii) share-based compensation expenses of RMB5.8 million, (iii) depreciation and amortization of RMB2.2 million, (iv) losses on sale of loans of RMB44.6 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB585.4 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,550.0 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB12.5 million, (ii) an increase in other operating assets of RMB167.2 million, (iii) an decrease in deposits of RMB11.9 million, (iv) an increase of CRMP of RMB6.2 million and (v) an increase in deposits of RMB168.8 million.

Net cash provided by operating activities in 2021 was RMB689.7 million (US$108.2 million) due to net income of RMB65.2 million (US$10.2 million), mainly adjusted for (i) reversal of provision for credit losses of RMB298.5 million, (ii) share-based compensation expenses of RMB18.8 million, (iii) depreciation and amortization of RMB3.8 million, (iv) losses on sale of loans of RMB479.6 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB453.9 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,006.9 million. Adjustment for changes in operating assets and liabilities consisted of (i) a increase in other operating liabilities of RMB69.1million, (ii) an increase in other operating assets of RMB30.9 million, (iii) an increase in deposits of RMB42.9 million, (iv) an increase of CRMP of RMB138.7 million.

Net cash used in operating activities in 2020 was RMB1,119.6 million due to net income of RMB114.9 million, mainly adjusted for (i) provision for credit losses of RMB77.3 million, (ii) share-based compensation expenses of RMB62.1 million, (iii) depreciation and amortization of RMB6.0 million, (iv) losses on sale of loans of RMB50.6 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB152.1 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB637.7 million. Adjustment for changes in operating assets and liabilities consisted of (i) an increase in other operating liabilities of RMB140.1million, (ii) an increase in other operating assets of RMB28.4 million, (iii) a decrease in deposits of RMB19.5 million, (iv) an increase of CRMP of RMB281.0 million.

Investing Activities

Net cash used in investing activities was RMB1,098.2 million (US$159.2 million) in 2022, which was attributable to (i) purchase of investment securities of RMB8,567.3 million, (ii) purchases of property, equipment and intangible assets of RMB89.9 million, (iii) loans originated, net of principal collected of RMB2,556.9 million, and (iv) purchases of non-marketable equity securities of RMB25.0 million offset by (i) proceeds from sales of investment securities of RMB9,002.2 million, (ii) proceeds from disposal of property, equipment and intangible assets of RMB0.3 million, and (iii) proceeds from sales of loans of RMB1,088.4 million. and.

Net cash used in investing activities was RMB2,350.6 million (US$368.9 million) in 2021, which was attributable to (i) purchase of investment securities of RMB9,496.3 million, (ii) purchases of property, equipment and intangible assets of RMB3.8 million, (iii) loans originated, net of principal collected of RMB2,839.5 million, offset by (i) proceeds from sales of investment securities of RMB8,956.5 million, (i) proceeds from disposal of property, equipment and intangible assets of RMB0.6 million, (iii) proceeds from sales of loans of RMB1,022.0 million, and (iv) proceeds from disposal of non-marketable equity securities of RMB10.0 million.

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

Financing Activities

Net cash used in financing activities was RMB288.2 million (US$41.8 million) in 2022, which was attributable to (i) repayment of interest-bearing borrowings of RMB6,333.6 million, and (ii) repurchase of ordinary shares of RMB87.6 million, partially offset by (i) proceeds from interest-bearing borrowings of RMB6,082.3 million and (ii) proceeds from contributions from non-controlling shareholders of RMB50.8 million.

Net cash used in financing activities in 2021 was RMB1,932.6 million, which was attributable to repayment of interest-bearing borrowings of RMB7,068.0 million, offset by proceeds from interest-bearing borrowings of RMB5,135.4 million.

Net cash used in financing activities in 2020 was RMB1,367.1 million, which was attributable to repayment of interest-bearing borrowings of RMB7,382.1 million, offset by proceeds from interest-bearing borrowings of RMB6,015.0 million.

Capital Expenditures

Our capital expenditures represent purchases of property, equipment and intangible assets necessary to support our operations. Our capital expenditures were RMB3.2 million, RMB3.8 million and RMB89,9 million (US$13.0 million) in 2020, 2021 and 2022, respectively. The increase in capital expenditures in 2022 was primarily due to our purchase of new office building in Guangzhou, China.

Off-Balance Sheet Commitments and Arrangements

We launched in 2021 a new funding model in cooperation with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. For loans funded by the proceeds from third-party commercial banks as our commercial bank partners, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, we offer loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by us. We continue to provide post-origination services to the borrowers over the term of the loan agreement. As we are not the legal lender or borrower in the loan origination and repayment process, we do not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

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

Management determines if an arrangement is a lease at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying office space is made available for use by the lessor. The incremental borrowing rates determined forcomputing the lease liabilities are based on the People’s Bank of China (PBOC) Benchmark Rates for terms of loans ranging from zero (exclusive) to five years and above.

The following tables present the operating lease cost and other supplemental information.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease cost(1)	21,719,042	14,764,364	13,966,943

(1)	Amounts include short-term leases that are immaterial.

December 31, 2022
RMB
Weighted-average remaining lease term	3.59 Year
Weighted-average discount rate	4.75%
Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	15,101,145
ROU assets obtained in exchange for new operating lease liabilities	29,777,357

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2022:

Year Ended December 31,	RMB
2023	12,085,870
2024	6,285,367
2025	4,745,037
2026	4,636,293
2027	3,427,888
Thereafter	-
Total future operating lease payments	31,180,455
Less: imputed interest	(2,596,980)
Total present value of operating lease liabilities	28,583,475

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

In 2020, 2021 and 2022, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

In addition, our subsidiaries in the PRC are only permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the PRC GAAP were RMB2,742.2 million, RMB2,853.7 million and RMB2,990.3 million (US$433.6 million), as of December 31, 2020, 2021 and 2022, respectively.

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

As of the date of this annual report, the majority of our PRC subsidiaries are still required to contribute to general reserve fund and these contributions are not expected to cease in the near term. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB420.5 million, RMB423.3 million and RMB428.4 million (US$62.1 million) as of December 31, 2020, 2021 and 2022, respectively. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by CNFinance in the event it is deemed as a PRC resident enterprise for PRC tax purposes.

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

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework (Topic 842) – Changes to the Disclosure Requirements for Fair Value Measurement, which modify the disclosure requirements on fair value measurement by removing, modifying, or adding certain disclosures. The amendments improve the effectiveness of disclosures in the notes to financial statements modify the disclosure requirements on fair value measurements in Topic 820. This ASU requires disclosure of the changes in unrealized gains or losses included in OCI for Level 3 assets or liabilities held at the end of the period and the range and weighted-average of the significant unobservable inputs used in determining the fair value of Level 3 assets and liabilities. The amendments also remove the requirement to disclose the transfers between Level 1 and Level 2 of the fair value hierarchy, timing of transfers between levels, and the valuation process for determining Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We adopted the standard on January 1, 2020. We have not historically recorded material amounts of Level 3 assets and liabilities or material transfers of assets or liabilities between levels within the fair value hierarchy and therefore do not anticipate the adoption to have any material impact on our financial statement disclosures.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

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

In August 2021, the FASB issued ASU No. 2021-06, Presentation of Financial Statements (Topic 205), Financial Services-Depository and Lending (Topic 942), and Financial Services-Investment Companies (Topic 946), which amended certain paragraphs for better presentation of codifications. This Update was effective immediately upon its release in August 2021 and did not have a material impact on the Group’s consolidated financial statements.

The ASU 2022-02 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2023, although early adoption is permitted. The Amendment eliminates the accounting guidance for troubled debt restructurings (TDRs) by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The Amendment also sets the guidance for vintage disclosures to require disclosure of current period gross charge-offs by year of origination. Adoption of the accounting standard is not expected to have an impact on the Group’s operating results or financial position, as the Group does not involve in the activity of debt restructurings.

The ASU 2022-03 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2024, although early adoption is permitted. The Amendment clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and also states that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The Update also requires a few more disclosures on equity securities subject to contractual sale restrictions. Adoption of the accounting standard is not expected to have an impact on the Group’s operating results or financial position, as the Group excludes such restrictions when valuing equity securities.

5.C. Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses which was reported in other expenses of the consolidated statements of comprehensive income were RMB10.0 million, RMB1.6 million and RMB0.8 million (US$0.1 million) in 2020, 2021 and 2022, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect out reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate out estimates based on historical experience and on various other assumptions that from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used n the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Allowance for credit loss and guaranteed liabilities

Commencing January 1, 2020, we adopted ASC 326, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with an expected loss methodology that is referred to as the CECL model. Allowance for credit losses represents our estimate of probable losses inherent in the portfolio, and the guaranteed liabilities represents our estimate of probable losses of providing financial guarantee services for the off-sheet loans under the commercial bank partnership model. Estimation of CECLs requires us to make assumptions regarding the likelihood and severity of credit loss events and their impact on expected cash flows, which drive the probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. we incorporate forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These variables include, but are not limited to, gross-domestic product rates and consumer price indexes.

Standalone selling prices

We use an expected costs plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services under commercial bank partnership model as the basis of revenue allocation under ASC 606 in 2022. when estimating the selling prices, we consider the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors, among which estimates of the cost of providing the services is the most significant. Also, We consider early termination scenarios based on historical early payment and other termination scenarios as we cannot receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata basis upon early loan termination.

Valuation allowance of deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgement is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 702A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

Directors and Executive Officers	Age	Position/Title
Bin Zhai	53	Chairman, Director, Chief Executive Officer
Jun Qian	50	Director and Vice President
Fengyong Gao	53	Independent Director
Lin Xu	61	Independent Director
Xi Wang	54	Independent Director
Ge Yang	52	Independent Director
Zehui Zhang	50	Vice President
Huiling Jiang	43	Vice President
Jing Li	42	Acting Chief Financial Officer

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

Ge Yang has served as our Independent Director since November 2022. Mr. Yang has over 30 years of experiences in corporate finance, non-bank financial institution, and wealth and asset management, having worked with public companies both in China and in the U.S. He currently serves as financial controller in Noah Gopher Capital Advisors LLC in charge of asser management. Prior to that, he held the positions of vice president and chief financial officer in Minmetals Inc. from 2003 to 2019. Mr. Yang received his bachelor’s degree in international finance from Nankai University, his MBA degree from Tsinghua University, and a second master’s degree in Accounting from Seton Hall University.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB 4.4 million (US$0.6 million) in cash to our executive officers (including our executive directors), and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2022, we paid for our executive officers (including our executive directors) an aggregate of RMB442,334 (US$64,132) of social insurance plans and housing provident funds required by PRC law. We did not pay such insurance or housing fund for our non-executive directors. For share incentive grants to our directors and executive officers, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

The purpose of the 2018 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the board of directors, employees and consultants to those of the Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company shareholders. The 2018 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of member of the board of director, employees and consultants upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent. The 2018 Plan provides for the issuance of up to an aggregate of 307,608,500 of our ordinary shares.

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

6.C. Board Practices

Board of Directors

Our Board of Directors consists of six directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board of Directors.

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

6.D. Employees

We had 930 employees as of December 31, 2022. Our employees are based in our headquarters in Guangzhou, Guangdong province and various local offices over 50 cities across China.

The following table sets forth the breakdown of our employees by function as of December 31, 2022.

	As of December 31, 2022
Functions	Number	% of Total Employees
Risk Management	532	57.2%
Sales and Marketing	174	18.7%
General and Administration	99	10.6%
Finance	65	7.0%
Others	60	6.5%
Total	930	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2023, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 1,371,643,240 ordinary shares issued and outstanding as of the date of March 31, 2023.

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

	Ordinary Shares Beneficially Owned as of March 31, 2023
Functions	Number	%*
Directors and Executive Officers:†
Bin Zhai(1)	283,949,380	20.1%
Jun Qian(2)	20,000,000	1.4%
Zehui Zhang(3)	20,000,000	1.4%
Huiling Jiang	—	—
Jing Li	—	—
Fengyong Gao	—	—
Lin Xu	—	—
Xi Wang	—	—
Ge Yang	—	—
Principal Shareholders:
Kylin Investment Holdings Limited(4)	243,949,380	17.8%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,371,643,240, being the number of ordinary shares as of March 31, 2023 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2023.

†	The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 702A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

(1)	Includes (i) options we granted to Mr. Bin Zhai under the 2018 Plan to purchase up to 40,000,000 of our ordinary shares that are immediately exercisable; and (ii) the equity interest held by Mr. Bin Zhai through Kylin Investment Holdings Limited, or Kylin Investment, as set forth in note (4) below.

(2)	Includes options we granted to Mr. Jun Qian under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Jun Qian through Kylin Investment, as set forth in note (4) below.

(3)	Includes options we granted to Mr. Zehui Zhang under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Zehui Zhang through Kylin Investment, as set forth in note (4) below.

(4)	Represents 243,949,380 ordinary shares of our company held by Kylin Investment Holdings Limited, or Kylin Investment, a company incorporated in the British Virgin Islands. 50% of the total outstanding shares of Kylin Investment are held by Mr. Bin Zhai, our chairman and chief executive officer. 30% of the total outstanding shares of Kylin Investment are held by Mr. Ning Li, our former executive director and former chief financial officer. 10% of the total outstanding shares of Kylin Investment are held by Mr. Jun Qian, one of our officers and 10% of the total outstanding shares of Kylin Investment are held by Mr. Zehui Zhang, one of our officers. Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 of our ordinary shares held by Kylin Investment. The business address of Kylin Investment Holdings Limited is Floor 44, Building G, Winter Square, Gaode Land, Guangzhou, Guangdong Province, People’s Republic of China.

6.F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan” for a description of share options we have granted to our directors, officers and other individuals as a group.

Other Related Party Transactions

The Group did not have any other related party transactions in the year ended December 31, 2022.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in a substantial cost and diversion to our resources, including our management’s time and attention. For risks relating to legal and administrative proceedings against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are involved in legal proceedings in the ordinary course of our business from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trust plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill (to the extent attributable to the services we provide) and fee receivables on the other hand. The extent to which our goodwill should be treated as an active asset is not entirely clear. Moreover, the value of our goodwill may be determined by reference to our market capitalization, which has been, and may continue to be, volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2022 and prior taxable years, and will likely be a PFIC for our 2023 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. Holders should consult their tax advisors regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

For purposes of the PFIC rules “passive income” is defined by way of a cross-reference to Section 954(c) of the Code, which applies for purposes of the Code’s “controlled foreign corporation”(“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. Proposed Treasury regulations promulgated in 2019 (the “2019 Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. However, in 2020 these regulations were finalized (the “2020 Final Regulations”) without addressing the Active Financing Exception. Although the 2020 Final Regulations are silent on the availability of the Active Financing Exception to companies like us, in the preamble to the 2020 Final Regulations Treasury expressed its position that under current law the Active Financing Exception does not apply in determining the PFIC status of a company that is neither a CFC nor a bank. The 2020 Final Regulations apply to taxable years of shareholders beginning on or after January 14, 2021. Treasury indicated in the preamble to the 2020 Final Regulations that taxpayers can rely on the 2019 Proposed Regulations to apply the Active Financing Exception for any open taxable year ending on or before December 31, 2020. Concurrently with the issuance of the 2020 Final Regulations, Treasury issued proposed regulations (the “2020 Proposed Regulations”) that would state explicitly that the Active Financing Exception is available only if the tested non-U.S. corporation is a bank. The 2020 Proposed Regulations have not been finalized yet. Based on the foregoing, U.S. Holders (i) generally are permitted to apply the Active Financing Exception for a taxable year ending on or before December 31, 2020 (provided that we in fact satisfied the exception’s conditions for the relevant year), (ii) should expect that the Internal Revenue Service (the “IRS”) will not agree with a return position that applies the Active Financing Exception for any subsequent taxable year, and (iii) should be aware that if the 2020 Proposed Regulations are finalized in their current form they will not be able to take the position that the Active Financing Exception applies for any taxable year to which the regulations apply. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) and met all of the exception’s requirements then we would not be a PFIC for any taxable year with respect to which taxpayers validly applied the Active Financing Exception, if applicable. U.S. Holders should be aware that we have not determined whether these requirements were in fact satisfied. Moreover, if any of our trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception may also depend, in part, on whether we owned 25% or more of the value of such trust for the relevant taxable years. U.S. Holders should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to any taxable year prior to the finalization of the 2020 Proposed Regulations, and whether it is advisable to take this position in light of Treasury’s views, as described above.

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

A U.S. Holder that owns our company’s ADSs or ordinary shares (or as discussed above is deemed to own equity interests of any Lower-tier PFIC) during any taxable year in which we are a PFIC will generally be subject to adverse tax treatment. In general, gain recognized on a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder (or on an indirect disposition of equity interests of any Lower-tier PFIC) will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to any year before we (or, a Lower-tier PFIC, as the case may be) became a PFIC, will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the resulting tax liability for each taxable year. Any loss recognized upon disposition of ADSs or ordinary shares will be capital loss and will be long-term capital loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. The total amount of gain (before the imposition of interest charges described above) or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on disposition, in each case as determined in U.S dollars.

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

If the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ADSs are listed is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). Distributions paid on ADSs will be treated as discussed below under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Taxation of Distributions.” U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or any administrative guidance that would permit making a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not “regularly traded” as described above.

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

Taxation of Distributions

The following discussion is subject to the discussion under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” above. Distributions paid on the Company’s ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares) will be treated as dividends to the extent paid out of our company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. In light of the discussion in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” above, non-corporate U.S. Holders should expect that dividends, if any, will likely not be eligible for preferential tax rates.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if a U.S. Holder is eligible for Treaty Benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders generally should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. In lieu of claiming a credit, a U.S. Holder may elect to deduct any creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” above. A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year, and we are not a PFIC (or treated as a PFIC with respect to the U.S. Holder). Long-term capital gains recognized by noncorporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. In light of the discussion under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” above, U.S. Holders should expect that any gain recognized on a sale or other taxable disposition of the ADSs or ordinary shares after the end of 2022 will likely not be treated as long-term capital gain. The deductibility of capital losses is subject to limitations.

Foreign tax credit for PRC taxes imposed on disposition of ADSs or ordinary shares

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” gain on the sale of ADSs or ordinary shares may be subject to PRC taxes if the Company is considered a PRC resident enterprise for PRC enterprise income tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The foreign tax credit rules generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The functional currency of our company is the Hong Kong dollar. The functional currency of SFIL, which is incorporated in British Virgin Islands, is the U.S. dollar. The functional currency of our subsidiary in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Due to foreign currency translation adjustments, we recognized a foreign exchange loss of RMB16,166,094 in 2020, a foreign exchange loss of RMB6,936,969 in 2021, and a foreign exchange gain of RMB15,181,518 (US$2,201,113) in 2022, respectively.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

14.A.-14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-226126) in relation to our initial public offering, which was declared effective by the SEC on November 6, 2018. In November 2018, we completed our initial public offering in which we issued and sold an aggregate of 7,060,460 ADSs, representing 141,209,200 ordinary shares, resulting in net proceeds to us ofUS$45.7 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering.

As of December 31, 2022, we had used a portion of the net proceeds received from our initial public offering for share repurchase and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our existing disclosure controls and procedures were ineffective, solely due to the material weakness in internal control over financial reporting identified below.

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

To remediate our identified material weakness, we have implemented and will continuously use the following measures to improve our financial reporting process. For the specific material weakness, we are in the process of (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; (ii) holding regular U.S.GAAP trainings for employees in the Finance and Capital Market Departments (on a quarterly or monthly basis) and record the results of these trainings. For internal controls over financial reporting, we involve external consultants (Deloitte Touche Tohmatsu Certified Public Accountants LLP) to assist the Group improving their internal controls under the Sarbanes-Oxley (SOX) Audit Requirements, particularly for the Group’s two main business processes: trust lending process and commercial bank partnership process. This internal control optimization process is yet to be completed, but the efforts attempted by the Group can be summarized as (i) refining and setting more control points for the above main business processes; (ii) establishing effective oversight and clear reporting requirements for complex transactions, specifically for the personnel in the Finance and Capital Market Departments; and (iii) updating the Accounting Policy Manual (APM) of CNFinance timely. However, we cannot assure you that these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

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

Changes in Internal Control Over Financial Reporting

There were two changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. Such changes include (i) refining and setting more control points for our main business processes, namely the trust lending process and commercial bank partnership process; (b) establishing effective oversight and clear reporting requirements for complex transactions, specifically for the personnel in the Finance and Capital Market Departments.

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

16.C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG

Huazhen LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2020	2021	2022
Services	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	6,585	7,353	6,620
Audit-Related Fees (2)	—	—	—
Tax Fees (3)	—	—	—
Other Fees (4)	—	—	100
Total	6,585	7,353	6,720

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors, which is not required under Cayman Islands law, the law of our country of incorporation. Our Board of Directors currently consists of six members, three of whom are independent directors.

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

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

For the immediately preceding annual financial statement period, our auditor, which is a registered public accounting firm that the PCAOB was unable to inspect or investigate completely because of a position taken by the PRC government, issued our audit report that was included in our Form 20-F for the fiscal year of 2021.

As of the date of this annual report and to our best knowledge:

i)	none of our shares are owned by governmental entities in the jurisdiction in which we are in corporated or otherwise organized;

ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us;

iii)	none of the members of our board of directors or the board of directors of our operating entity is an official of the Chinese Communist Party; and

iv)	our amended and restated memorandum and articles of association does not contain any charter of the Chinese Communist Party.

ITEM 16.J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226126). as amended, initially filed publicly with the SEC on July 11, 2018)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.4*	Description of Securities registered under Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.3	2018 CNFinance Holdings Limited Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.4	English translation of Cooperative Service and Management Agreement between Shenzhen Fanhua United Investment Group Co., Ltd, and FOTIC, dated March 15, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.5	English translation of FOTIC Jinghua No. 5 Project Service Agreement between the Company and China Foreign Economy and Trade Trust Co., Ltd. (“FOTIC”), dated December 19, 2014 (incorporated by reference to Exhibit 10.5 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.6	English translation of FOTIC Jinghua Structure Fund 5 Trust Plan-Structure Funds Trust Contract (Subordinated Level) between the Company and FOTIC, dated December 19, 2014 (incorporated by reference to Exhibit 10.6 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Merits & Tree Law Offices
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
15.4**	Submisssion under Item16I(a) of Form 20-f in relation to the Holding Foreign Companies Accountable Act
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2023	CNFinance Holdings Limited

	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

CNFINANCE HOLDINGS LIMITED

Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(With Independent Registered Public Accounting Firm’s Report Thereon)

CNFINANCE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
CNFinance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CNFinance Holdings Limited (CNFinance) , its subsidiaries and variable interest entities (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Guangzhou, China
April 25, 2023

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets

	Note	December 31, 2021	December 31, 2022
		RMB	RMB
Assets

Cash, cash equivalents and restricted cash (including amounts of the consolidated VIEs of RMB1,516,044,449 and 1,265,876,948 as of December 31, 2021 and 2022, respectively)	4	2,231,437,361	1,772,184,145
Loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB9,352,354,803 and 8,911,163,298 as of December 31, 2021 and 2022, respectively)	5	9,412,717,366	9,456,802,188
Allowance for credit losses (including amounts of the consolidated VIEs of RMB962,821,917 and 729,743,207 as of December 31, 2021 and 2022, respectively)		975,850,851	763,996,187

Net loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB8,389,532,886 and 8,181,420,091 as of December 31, 2021 and 2022, respectively)		8,436,866,515	8,692,806,001
Loans held-for-sale (including amounts of the consolidated VIEs of RMB699,730,547 and 1,122,309,299 as of December 31, 2021 and 2022, respectively)	5(d)	1,095,412,086	1,844,438,134
Investment securities (including amounts of the consolidated VIEs of RMB709,255,924 and 205,711,749 as of December 31, 2021 and 2022, respectively)	6	1,088,044,211	518,644,561
Property and equipment	7	3,041,946	2,284,262
Intangible assets and goodwill	8	4,009,372	3,487,733
Deferred tax assets (including amounts of the consolidated VIEs of RMB6,903 and nil as of December 31, 2021 and 2022, respectively)	27	21,068,094	76,904,707
Deposits (including amounts of the consolidated VIEs of RMB152,998,895 and 137,661,130 as of December 31, 2021 and 2022, respectively)	9	156,954,100	145,093,301
Right-of-use assets (including amounts of the consolidated VIEs of RMB98,238 and 309,531 as of December 31, 2021 and 2022, respectively)	31	16,196,806	29,777,357
Guaranteed assets (including amounts of the consolidated VIEs of RMB917,426,116 and 716,129,457 as of December 31, 2021 and 2022, respectively)	10	928,314,725	726,410,799
Other assets (including amounts of the consolidated VIEs of RMB550,145 and 19,878,136 as of December 31, 2021 and 2022, respectively)	11	404,826,131	669,888,900

Total assets		14,386,171,347	14,481,919,900

Liabilities and shareholders’ equity

Interest-bearing borrowings	12
Borrowings under agreements to repurchase		45,250,000	112,642,010
Other borrowings (including amounts of the consolidated VIEs of RMB8,041,816,663 and 7,727,559,337 as of December 31, 2021 and 2022, respectively)		8,041,892,080	7,727,559,337
Accrued employee benefits (including amounts of the consolidated VIEs of RMB111,980 and 61,602 as of December 31, 2021 and 2022, respectively)		24,223,752	31,644,590
Income taxes payable (including amounts of the consolidated VIEs of RMB733,159 and 902,734 as of December 31, 2021 and 2022, respectively)		154,957,182	186,901,268
Deferred tax liabilities (including amounts of the consolidated VIEs of nil and RMB15,863 as of December 31, 2021 and 2022, respectively)	27	151,828,860	73,752,022
Lease liabilities (including amounts of the consolidated VIEs of RMB98,238 and 246,081 as of December 31, 2021 and 2022, respectively)	31	15,521,022	28,583,475
Credit risk mitigation position	13	1,348,449,426	1,354,653,070
Other liabilities (including amounts of the consolidated VIEs of RMB125,172,432 and 144,061,166 as of December 31, 2021 and 2022, respectively)	14	785,761,285	1,028,470,668

Total liabilities		10,567,883,607	10,544,206,440

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets (continued)

	Note	December 31, 2021	December 31, 2022
		RMB	RMB

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021 and December 31, 2022, respectively)	15	916,743	916,743
Treasury stock		-	(87,631,475)
Additional paid-in capital	16	1,018,429,249	1,024,203,515
Retained earnings	17	2,824,335,263	2,958,716,295
Accumulated other comprehensive losses	18	(25,393,515)	(10,211,997)

Total equity attributable to owners of the Company		3,818,287,740	3,885,993,081

Non-controlling interests		-	51,720,379

Total shareholders’ equity		3,818,287,740	3,937,713,460

Total liabilities and shareholders’ equity		14,386,171,347	14,481,919,900

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of comprehensive income

		Year ended December 31
	Note	2020	2021	2022
		RMB	RMB	RMB

Interest and fees income	19	1,854,823,409	1,815,773,980	1,731,352,575

Interest expenses on interest-bearing borrowings		(731,315,365)	(775,565,615)	(784,776,537)

Net interest and fees income		1,123,508,044	1,040,208,365	946,576,038

Net revenue under the commercial bank partnership model	20	-	107,072	57,551,005

Collaboration cost for sales partners	21	(415,104,428)	(425,736,650)	(320,826,549)

Net interest and fees income after collaboration cost		708,403,616	614,578,787	683,300,494

Provision for credit losses	22	(77,348,480)	298,467,893	(238,084,863)

Net interest and fees income after collaboration cost and provision for credit losses		631,055,136	913,046,680	445,215,631

Realized gains on sales of investments, net	23	20,153,659	19,170,436	20,566,672
Net losses on sales of loans	24	(50,606,487)	(479,584,775)	(44,554,948)
Other gains, net	25	9,760,472	22,061,842	89,914,038

Total non-interest (losses)/income		(20,692,356)	(438,352,497)	65,925,762

Operating expenses
Employee compensation and benefits		(190,374,014)	(211,168,519)	(197,035,872)
Share-based compensation expenses	29	(62,073,367)	(18,766,367)	(5,774,266)
Taxes and surcharges		(49,452,609)	(35,729,101)	(35,890,761)
Operating lease cost	30	(21,719,042)	(14,764,364)	(13,966,943)
Other expenses	26	(124,042,182)	(100,500,388)	(85,889,497)

Total operating expenses		(447,661,214)	(380,928,739)	(338,557,339)

Income before income tax expense		162,701,566	93,765,444	172,584,054
Income tax expense	27	(47,849,040)	(28,557,980)	(37,232,643)

Net income		114,852,526	65,207,464	135,351,411

Earnings per share	28
Basic		0.08	0.05	0.10
Diluted		0.08	0.05	0.09

Other comprehensive (losses)/income
Net unrealized losses on investment securities		(171,040)	-	-
Foreign currency translation adjustment		(16,166,094)	(6,936,969)	15,181,518

Comprehensive income		98,515,392	58,270,495	150,532,929

Less: net income attributable to non-controlling interests		-	-	970,379

Total comprehensive income attributable to ordinary shareholders		98,515,392	58,270,495	149,562,550

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of changes in shareholders’ equity

	Note	Ordinary shares	Treasury Stock	Additional paid-in capital	Accumulated other comprehensive (losses)/ income	Retained earnings	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2020		916,743	-	937,589,515	(2,119,412)	2,662,145,649	-	3,598,532,495
Cumulative effect from change in accounting policies (1)		-	-	-	-	(17,870,376)	-	(17,870,376)
Net income		-	-	-	-	114,852,526	-	114,852,526
Foreign currency translation adjustment	18	-	-	-	(16,166,094)	-	-	(16,166,094)
Unrealized losses on investment securities	18	-	-	-	(171,040)	-	-	(171,040)
Share-based compensation	29	-	-	62,073,367	-	-	-	62,073,367

Balance as of December 31, 2020		916,743	-	999,662,882	(18,456,546)	2,759,127,799	-	3,741,250,878

Balance as of January 1, 2021		916,743	-	999,662,882	(18,456,546)	2,759,127,799	-	3,741,250,878
Net income		-	-	-	-	65,207,464	-	65,207,464
Foreign currency translation adjustment	18	-	-	-	(6,936,969)	-	-	(6,936,969)
Share-based compensation	29	-	-	18,766,367	-	-	-	18,766,367

Balance as of December 31, 2021		916,743	-	1,018,429,249	(25,393,515)	2,824,335,263	-	3,818,287,740

Balance as of January 1, 2022		916,743	-	1,018,429,249	(25,393,515)	2,824,335,263	-	3,818,287,740
Repurchase of treasury stock		-	(87,631,475)	-	-	-	-	(87,631,475)
Net income		-	-	-	-	134,381,032	970,379	135,351,411
Foreign currency translation adjustment	18	-	-	-	15,181,518	-	-	15,181,518
Share-based compensation	29	-	-	5,774,266	-	-	-	5,774,266
Contributions from non-controlling interests	2(a)	-	-	-	-	-	50,750,000	50,750,000

Balance as of December 31, 2022		916,743	(87,631,475)	1,024,203,515	(10,211,997)	2,958,716,295	51,720,379	3,937,713,460

(1)	We adopted CECL effective January 1, 2020. For additional information, see Note 2 (Summary of Significant Accounting Policies) for more information.

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Cash flows from operating activities:

Net income	114,852,526	65,207,464	135,351,411

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	77,348,480	(298,467,893)	238,084,863
Depreciation and amortization	6,047,226	3,821,788	2,244,279
Share-based compensation expenses	62,073,367	18,766,367	5,774,266
Net losses on disposal of property and equipment	2,868	328,262	30,742
Foreign exchange losses/(gains)	5,345,004	(786,080)	(7,355,135)
Deferred tax benefit	(94,389,779)	(190,009,905)	(133,913,450)
Net losses on sale of loans	50,606,487	479,584,775	44,554,948
Profit and loss arising from fair value changes	(56,773)	(1,101,669)	362,855

Loans held-for-sale:
Originations and purchases	(152,062,194)	(453,880,066)	(585,434,771)
Proceeds from sales and paydowns of loans originally classified as held-for-sale	637,716,580	1,006,876,340	1,549,993,492

Changes in operating assets and liabilities:
Deposits	19,461,259	(42,902,327)	11,860,799
Guarantee deposits	-	(74,680,000)	(168,790,845)
Credit risk mitigation position	281,027,037	138,720,288	6,203,644
Other operating assets	(28,446,434)	(30,875,632)	(167,193,614)
Other operating liabilities	140,051,328	69,090,594	(12,520,372)

Net cash provided by operating activities	1,119,576,982	689,692,306	919,253,112

Cash flows from investing activities:

Loans originated, net of principal collected	(89,215,328)	(2,839,526,077)	(2,556,903,189)
Proceeds from sales of investment securities	7,187,477,436	8,956,466,358	9,002,171,357
Proceeds from disposal of non-marketable equity securities	-	10,000,000	-
Proceeds from disposal of subsidiaries	-	-	50,000,000
Proceeds from disposal of property and equipment and intangible assets	2,159,345	550,673	319,539
Proceeds from sales of loans	378,308,227	1,022,025,709	1,088,433,960
Purchases of investment securities	(6,951,457,436)	(9,496,275,212)	(8,567,330,149)
Purchases of non-marketable equity securities	-	-	(25,000,000)
Purchases of property, equipment and intangible assets	(3,221,401)	(3,805,766)	(89,889,341)

Net cash provided by/(used in) investing activities	524,050,843	(2,350,564,315)	(1,098,197,823)

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows (continued)

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Cash flows from financing activities:

Proceeds from interest-bearing borrowings	6,014,983,918	7,068,023,900	6,082,283,165
Proceeds from contributions from non-controlling shareholders	-	-	50,750,000
Repurchase of ordinary shares	-	-	(87,631,475)
Repayment of interest-bearing borrowings	(7,382,122,623)	(5,135,443,638)	(6,333,557,940)

Net cash (used in)/provided by financing activities	(1,367,138,705)	1,932,580,262	(288,156,250)

Net increase/(decrease) in cash, cash equivalents and restricted cash	276,489,120	271,708,253	(467,100,961)
Cash, cash equivalents and restricted cash at the beginning of year	1,705,356,424	1,960,922,758	2,231,437,361
Effect of exchange rate change on cash, cash equivalents and restricted cash	(20,922,786)	(1,193,650)	7,847,745

Cash, cash equivalents and restricted cash at the end of year	1,960,922,758	2,231,437,361	1,772,184,145

Supplemental disclosures of cash flow information:
Income taxes paid	46,378,568	153,494,369	139,205,940
Interest expense paid	728,846,965	832,735,000	792,794,985

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION

CNFinance Holdings Limited (“CNFinance”), through its controlled subsidiaries and consolidated variable interest entities (collectively, referred to hereinafter as the “Group”) in the People’s Republic of China (“PRC”), primarily provides micro credit loan services for micro and small-enterprise (“MSE”) owners, loan facilitation and post-facilitation and guarantee services for the commercial bank, and loan lending agency service for financial institutions.

The Group’s main funding resources are equity and borrowings from third parties. The loans are granted through its licensed micro credit subsidiaries in Beijing, Shenzhen and Chongqing directly, or the structured funds funded with the Group as general partners. Through the Group’s network of sales team and branch offices, prospective MSE borrowers are referred to the licensed micro credit subsidiaries or the structured funds (“the traditional facilitation model”). Home equity loans were secured by residential or commercial real estate as of December 31, 2022.

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

The Group has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022. Under the commercial bank partnership model, the Group provides loan facilitation services (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers) and post-facilitation services (covering cash processing services and collection services), and guarantee services for the off–balance sheet loans.

Basis of preparation

The consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Investment in significant subsidiaries for the year ended December 31, 2022

	Place and date of incorporation/	Registered		Issued and fully		Percentage of equity attributable to the Group		Principal
Name of company	establishment	capital		paid up capital		Direct	Indirect	activities

Sincere Fame International Limited 诚名国际有限公司	British Virgin Islands October 6, 2006	USD	1,230,434	USD	1,230,434	100%	-	Investment Holding

China Financial Services Group Limited 泛华金融服务集团 有限公司	Hong Kong August 28, 2000	HKD	100,000,000	HKD	100,000,000	-	100%	Investment Holding

Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd. 泛华创利信息技术 (深圳) 有限公司	the PRC December 21, 1999	HKD	400,000,000	HKD	400,000,000	-	100%	Investment Holding

Shenzhen Fanhua United Investment Group Co., Ltd. 深圳泛华联合投资集团 有限公司	the PRC August 9, 2006	RMB	250,000,000	RMB	250,000,000	-	100%	Investment Holding

Guangzhou Anyu Mortgage Consulting Co., Ltd. 广州安宇按揭咨询 有限公司	the PRC January 23,2003	RMB	2,220,000	RMB	2,220,000	-	100%	Micro credit and mortgage agency services

Chongqing Fengjie Financial Advisory Co., Ltd. 重庆丰捷财务咨询 有限公司	the PRC June 13, 2010	RMB	500,000	RMB	500,000	-	100%	Financial consultancy

Guangzhou Chengze Information Technology Co., Ltd. 广州诚泽信息科技 有限公司	the PRC December 11, 2006	RMB	3,000,000	RMB	3,000,000	-	100%	Software development and maintenance

Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd. 重庆市两江新区泛华 小额贷款有限公司	the PRC December 26, 2011	USD	30,000,000	USD	30,000,000	-	100%	Micro credit and mortgage agency services

Shenzhen Fanhua Micro-credit Co., Ltd. 深圳泛华小额贷款 有限公司	the PRC March 15, 2012	RMB	300,000,000	RMB	300,000,000	-	100%	Micro credit and mortgage agency services

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

	Place and date of incorporation/	Registered		Issued and fully		Percentage of equity attributable to the Group		Principal
Name of company	establishment	capital		paid up capital		Direct	Indirect	activities

Shenzhen Fanhua Fund Management Services Co., Ltd. 深圳泛华基金 管理服务有限公司	the PRC June 8, 2012	RMB	5,000,000	RMB	5,000,000	-	100%	Company register service

Guangzhou Heze Information Technology Co., Ltd. 广州和泽信息科技 有限公司	the PRC September 16, 2010	RMB	20,000,000	RMB	20,000,000	-	100%	Software development and maintenance

Beijing Lianxin Chuanghui Information Technology Co., Ltd. 北京联鑫创辉 信息技术有限公司	the PRC February 2, 2012	HKD	10,000,000	HKD	10,000,000	-	100%	Software development and maintenance

Shenzhen Fanlian Investment Co., Ltd. 深圳泛联投资有限公司	the PRC November 26, 2012	RMB	30,000,000	RMB	30,000,000	-	100%	Investment Holding

Fanhua Financial Leasing (Shenzhen) Co., Ltd. 泛华融资租赁 (深圳) 有限公司	the PRC September 4, 2012	USD	10,000,000	USD	10,000,000	-	100%	Business Advisory

Shenzhen Fanhua Chengyu Finance Service Co., Ltd. 深圳泛华诚誉金融配套 服务有限公司	the PRC March 15, 2013	RMB	10,000,000	RMB	10,000,000	-	100%	Labor outsourcing services

Beijing Fanhua Qilin Capital Management Co., Ltd. 北京泛华麒麟资本管理 有限公司	the PRC December 26, 2016	RMB	100,000,000	RMB	10,000,000	-	96%	Asset Management

Shijiazhuang Fanhua Financial Advisory Co., Ltd. 石家庄泛华财务咨询 有限公司	the PRC July 27, 2017	RMB	2,000,000		-	-	100%	Financial Consultancy

Taizhou Fanhua Financial Advisory Co., Ltd. 泰州泛华财务咨询服务 有限公司	the PRC September 28, 2017	RMB	500,000		-	-	100%	Financial Consultancy

Xuzhou Shenfanlian Enterprise Management Co., Ltd. 徐州深泛联企业管理 有限公司	the PRC December 7, 2017	RMB	10,000,000		-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

	Place and date of incorporation/	Registered		Issued and fully	Percentage of equity attributable to the Group		Principal
Name of company	establishment	capital		paid up capital	Direct	Indirect	activities

Nantong Shenfanlian Enterprise Management Co., Ltd. 南通深泛联企业管理 有限公司	the PRC September 8, 2017	RMB	5,000,000	-	-	100%	Enterprise Management

Baoding Fanjie Financial Advisory Co., Ltd. 保定泛杰财务咨询 有限公司	the PRC February 9, 2018	RMB	500,000	-	-	100%	Financial Consultancy

Shenzhen Fancheng Business Operation Management Partnership (Limited Partnership) 深圳泛诚商业运营管理合伙企业 (有限合伙)	the PRC June 22, 2018	RMB	500,000,000	RMB34,550,000	-	100%	Enterprise Management

Fanxiaoxuan Cultural Media (Guangzhou) Co., Ltd. 泛小宣文化传媒 (广州) 有限公司	the PRC July 16, 2018	RMB	1,000,000	-	-	100%	Enterprise Management

Guangzhou Fanze Information Technology Co., Ltd. 广州泛泽信息科技 有限公司	the PRC February 27, 2019	RMB	10,000,000	-	-	100%	Software development and maintenance

Langfang Fanhua Technology Co., Ltd. 廊坊市泛华科技 有限公司	the PRC September 9, 2019	RMB	200,000	-	-	100%	Software development and maintenance

Shenyang Fanhua Financial Advisory Co., Ltd. 沈阳市泛华财务咨询 有限公司	the PRC November 18, 2019	RMB	1,000,000	-	-	100%	Financial consultancy

Luoyang Fanzhan Information technology Co., Ltd. 洛阳泛展信息科技有限公司	the PRC May 13, 2020	RMB	500,000	-	-	100%	Software development and maintenance

Lanzhou Fanhua Enterprise Information Advisory Co., Ltd. 兰州泛华企业信息咨询有限公司	the PRC May 19, 2020	RMB	200,000	-	-	100%	Enterprise Management

Yantai Shenzhen Fanlian Financial Advisory Co., Ltd. 烟台深泛联财务咨询有限公司	the PRC June 22, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

	Place and date of incorporation/	Registered		Issued and fully	Percentage of equity attributable to the Group		Principal
Name of company	establishment	capital		paid up capital	Direct	Indirect	activities

Haikou Fanhua Financial Advisory Co., Ltd. 海口市泛华财务咨询有限公司	the PRC June 12, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Ganzhou Shenzhen Fanlian Financial Advisory Co., Ltd. 赣州深泛联财务咨询有限公司	the PRC August 8, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Fanhua Jinfu (Foshan) Co., Ltd. 泛华金服（佛山）有限公司	the PRC May 22, 2020	RMB	200,000,000	-	-	100%	Financial consultancy

Huaian Fanhualian Economic Information Advisory Co., Ltd淮安泛华联经济信息咨询有限公司	the PRC February 2, 2021	RMB	1,000,000	-	-	100%	Financial consultancy

Guangzhou Nansha Weisen Technology Co., Ltd 广州南沙区玮森科技有限公司	the PRC March 30, 2020	RMB	500,000	-	-	100%	Software development and maintenance

Wuxi Shenzhen Fanlian Enterprise Management Co., Ltd. 无锡深泛联企业管理有限公司	the PRC April 27, 2022	RMB	500,000	-	-	100%	Enterprise Management

Shenzhen Fanlian (Hangzhou) Financial Advisory Co., Ltd. 深泛联（杭州）财务咨询有限公司	the PRC May 5, 2022	RMB	1,000,000	-	-	100%	Financial consultancy

Ningbo Lianyi Technological Advisory Co., Ltd. 宁波联亿科技咨询有限公司	the PRC November 24, 2022	RMB	50,000,000	-	-	100%	Financial consultancy

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

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

Consolidated VIEs

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The cash of structured funds represents that funds established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. The cash and cash equivalents of structured funds amounted to RMB1,515,820,737 and RMB1,157,244,687 as of December 31, 2021 and 2022 respectively can only be used to grant loans. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit strengthening on the loans to customers under the funds. The Group is also the manager of the funds, having the approval role for the loan origination and modification within the structured funds. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds.

The structured funds are not taxpayers according to PRC tax law. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of December 31, 2021 and 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the investments in the consolidated VIEs by the Group as of December 31, 2022.

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Jinghua Structured Fund 6 菁华6号信托计划	the PRC September 9, 2014	Micro credit

Bohai Trust Shenfanlian Micro Finance Structured Fund 渤海信托深泛联小微金融集合资金信托计划	the PRC September 14, 2016	Micro credit

Bohai Huihe SME Structured Fund 渤海汇和中小微企业经营贷集合资金信托计划	the PRC September 29, 2017	Micro credit

Zhongyuan Wealth Anhui Structured Fund 1 中原财富-安惠1期	the PRC January 20, 2017	Micro credit

Zhongyuan Wealth Anhui Structured Fund 2 中原财富-安惠2期	the PRC August 18, 2017	Micro credit

Beijing Fanhua Micro-credit Company Limited 北京泛华小额贷款有限公司	the PRC August 10, 2012	Micro credit

Zhonghai Lanhai Structured Fund 1 中海信托蓝海1号集合资金信托计划	the PRC July 18, 2018	Micro credit

Bairui Hengyi No.613 Structured Fund 百瑞恒益613号集合资金信托计划	the PRC July 25, 2018	Micro credit

Bohai Trust No.1 Huiying Structured Fund 渤海惠盈1号集合资金信托计划	the PRC September 10, 2018	Micro credit

Bohai Trust No.2 Shenzhen Fanhua United Structured Fund 渤海信托-深泛联2号集合资金信托计划	the PRC November 28, 2018	Micro credit

Jinghua Structured Fund 1 外贸信托菁华1号集合资金信托计划	the PRC May 8, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-2 中海信托-蓝海1-2号集合资金信托计划	the PRC June 28, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-3 中海信托-蓝海1-3号集合资金信托计划	the PRC September 11, 2019	Micro credit

Hunan Structured Fund 2019-1 湖南信托2019-1集合资金信托计划	the PRC September 23, 2019	Micro credit

Hunan Structured Fund 2019-2 湖南信托2019-2集合资金信托计划	the PRC September 23, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 1-1 陕国投·兴隆1-1号集合资金信托计划	the PRC November 6, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 2-1 陕国投·兴隆2-1号集合资金信托计划	the PRC September 24, 2019	Micro credit

Bairui Hengyi No.711 Structured Fund 百瑞恒益711号集合资金信托计划	the PRC September 20, 2019	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Zhonghai Lanhai Structured Fund 1-4 中海信托-蓝海1-4号集合资金信托计划	the PRC October 10, 2019	Micro credit

Zhongyuan Wealth Anhui Structured Fund 49 中原信托-安惠49期	the PRC October 24, 2019	Micro credit

Bairui Hengyi No.724 Structured Fund 百瑞恒益724号集合资金信托计划	the PRC November 11, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-5 中海信托-蓝海1-5号集合资金信托计划	the PRC November 19, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-6 中海信托-蓝海1-6号集合资金信托计划	the PRC December 20, 2019	Micro credit

No. 50 Jinghua Structured Fund 外贸信托菁华50号资管计划	the PRC April 26, 2019	Micro credit

Zhonghai Lanhai Structured Fund 1-1 中海信托-蓝海1-1号集合资金信托计划	the PRC May 19, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 22-1 陕国投·兴隆22-1号集合资金信托计划	the PRC June 22, 2020	Micro credit

Zhonghai Lanhai Structured Fund 1-7 中海信托-蓝海1-7号集合资金信托计划	the PRC August 14, 2020	Micro credit

No. 74 Jinghua Structured Fund 外贸信托菁华74号资管计划	the PRC November 26, 2020	Micro credit

Hunan Structured Fund 2020-1 湖南信托2020-1集合资金信托计划	the PRC December 8, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 2-2 陕国投·兴隆2-2号集合资金信托计划	the PRC January 26, 2021	Micro credit

No.103 Jinghua Structured Fund 外贸信托菁华103号资管计划	the PRC March 23, 2021	Micro credit

Zhonghai Lanhai Structured Fund 30-X 中海信托-蓝海30-X号集合资金信托计划	the PRC March 17, 2021	Micro credit

Bohai Trust 2020 Pucheng No. 75 渤海信托·2020普诚75号集合资金信托计划	the PRC July 15, 2021	Micro credit

Guomin Tianshu Structured Fund 2-1 国民信托·天枢2-1号单一资金信托	the PRC August 31, 2021	Micro credit

Shenzhen Fanshu Information Technology Advisory Partnership (Limited Partnership). 深圳泛枢信息技术咨询合伙企业（有限合伙）	the PRC August 27, 2021	Micro credit

Shenzhen Lianshu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳联枢经济信息技术咨询合伙企业（有限合伙）	the PRC August 27, 2021	Micro credit

Shenzhen Ruishu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳瑞枢经济信息技术咨询合伙企业（有限合伙）	the PRC September 30, 2021	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of structured funds	Place and date of incorporation/ establishment	Principal activities

Tianjin Ninghua Economic Information Advisory Partnership (Limited Partnership) 天津宁华经济信息咨询合伙企业（有限合伙）	the PRC November 1, 2021	Micro credit

Shenzhen Shengshu Information Technology Advisory Partnership (Limited Partnership) 深圳盛枢信息技术咨询合伙企业（有限合伙）	the PRC November 2, 2021	Micro credit

Shenzhen Chengshu Information Technology Advisory Partnership (Limited Partnership) 深圳诚枢信息技术咨询合伙企业（有限合伙）	the PRC November 29, 2021	Micro credit

Shenzhen Xuanshu Information Technology Advisory Partnership (Limited Partnership) 深圳宣枢信息技术咨询合伙企业（有限合伙）	the PRC November 29, 2021	Micro credit

Tianjin Juehua Economic Information Advisory Partnership (Limited Partnership) 天津珏华经济信息咨询合伙企业（有限合伙）	the PRC December 20, 2021	Micro credit

Zhongrong Yuanshuo No.1 Structured Fund 中融-元烁1号集合资金信托计划	the PRC September 29, 2021	Micro credit

Guangzhou Mingsheng Capital Management Partnership (Limited Partnership) 广州明晟资本管理合伙企业（有限合伙）	The PRC January 11, 2022	Micro credit

Tianjin Baihua Economic Information Advisory Partnership (Limited Partnership) 天津柏华经济信息咨询合伙企业（有限合伙）	the PRC January 19, 2022	Micro credit

Bohai Trust 2021 Pucheng No. 83 渤海信托·2021普诚83号集合资金信托计划	the PRC January 25, 2022	Micro credit

Zhongrong Yuanshuo No.2 Structured Fund 中融-元烁2号集合资金信托计划	the PRC February 18, 2022	Micro credit

Shenzhen Huashu Information Technology Advisory Partnership (Limited Partnership) 深圳华枢信息技术咨询合伙企业（有限合伙）	the PRC February 22, 2022	Micro credit

Shenzhen Leshu Information Technology Advisory Partnership (Limited Partnership) 深圳乐枢信息技术咨询合伙企业（有限合伙）	the PRC April 7, 2022	Micro credit

Zijin No.3 Business Acceleration Structured Fund 紫金信托·助业3号集合资金信托计划	the PRC April 25, 2022	Micro credit

Zhongliang Hongrui No.1 Structured Fund 中粮信托-弘瑞普惠1号集合资金信托计划	the PRC May 19, 2022	Micro credit

Zhongrong Yuanshuo No.3 Structured Fund 中融-元烁3号集合资金信托计划	the PRC July 26, 2022	Micro credit

Tianjin Pinhua Economic Information Advisory Partnership (Limited Partnership) 天津品华经济信息咨询合伙企业（有限合伙）	the PRC October 10, 2022	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the assets and liabilities of the consolidated VIEs included in the Group’s consolidated balance sheets after elimination of intercompany transactions and balances:

	December 31, 2021	December 31, 2022
	RMB	RMB

Cash, cash equivalents and restricted cash	1,516,044,449	1,265,876,948
Loans principal, interest and financing service fees receivables	9,089,263,433	9,303,729,390
Investment securities	709,255,924	205,711,749
Deferred tax assets	6,903	-
Other assets	1,071,073,393	873,978,254
Total assets	12,385,644,102	11,649,296,341

Interest-bearing borrowings	8,041,816,663	7,727,559,338
Income taxes payable	733,159	902,734
Deferred tax liabilities	-	15,863
Other liabilities	125,382,650	144,368,848
Total liabilities	8,167,932,472	7,872,846,783

The table sets forth the results of operations of the VIEs included in the Group’s consolidated statements of comprehensive income:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Revenue	1,731,934,459	1,298,055,332	1,437,398,097
Net income	658,400,554	579,742,472	381,273,670

The table sets forth the cash flows of the VIEs included in the Group’s consolidated statements of cash flows:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Net cash used in operating activities	(303,745,231)	(1,571,552,463)	939,802,714
Net cash provided by/(used in) investing activities	692,705,844	(633,511,824)	(812,396,284)
Net cash (used in)/provided by financing activities	(429,173,286)	2,682,931,827	(377,573,931)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated in consolidation. The Group accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, allowance for loans principal, interest and financing service fee receivables, debt securities, guarantee assets, the valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion and the fair value of equity securities and share-based compensation.

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

The Group considered relevant accounting guidance and concluded that arrangements for its guarantee services provided for its off-balance sheet loans under commercial bank partnership model are out of scope of ASC 606, Revenue from Contracts with Customers. Therefore, “Gains/losses from guarantee liabilities” included in “Net revenue under commercial bank partnership model” on the Consolidated Statements of Comprehensive income should be accounted for in accordance with ASC 460, Guarantees. The other revenue streams under commercial bank partnership model are accounted for in accordance with ASC 606.

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

(ii)	Interest income on debt securities

Interest income on debt securities is calculated by applying the effective interest rate to the gross carrying amount of debt securities to unrelated companies plus any interest received from corporate debt securities.

(iii)	Revenue under commercial bank partnership model

In accordance with the relevant guidance in ASC Topic 606, the amounts associated with guarantee services under commercial bank partnership model is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance.

The Group considers loan facilitation services under commercial bank partnership model (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers) and post-facilitation services under commercial bank partnership model (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocated to guarantee services under commercial bank partnership model, if any, which is recorded at fair value and recognized amortized during the guarantee term in accordance with ASC Topic 460.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Then the remaining considerations are allocated to the loan facilitation under commercial bank partnership model and post-facilitation services under commercial bank partnership model using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group can not receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors, among which estimates of the cost of providing the services is the most significant.

The transaction price allocated to loan facilitation services is recognized as revenue upon execution of loan agreements between commercial banks and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed.

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-facilitation services. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB67.08million as of December 31, 2022, among which approximately 64.6% of the remaining performance obligations will be recognized over the following 12 months, and with the remainder recognized thereafter.

(iv)	Mortgage agency service revenue

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

(v)	Realized gains/(losses) on sales of investments

Realized gains/(losses) consist of realized gains and losses from the sale of investment securities, presented on a net basis.

(vi)	Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans refer to any gains and losses from the disposal of loans which is accounted for as a sale under ASC 860.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(vii)	Gains on confiscation of CRMPs

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

Charge-off policies

For the years ended December 31, 2021 and 2022, the Group considered loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible charged off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the Group concludes that it has exhausted its collection efforts.

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

Equity securities

Equity securities consist of wealth management products. Equity securities are recorded at fair value and included in the profit and loss of changes in fair value. Realized gains and losses from the sale of investment securities are determined on a specific identification basis and are recorded as realized gains/(losses) on sales of investments. Interest and investment income are recognized when earned.

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

Goodwill is related to the acquisition of Guangzhou Anyu Mortgage Consulting Co., Limited (“Guangzhou Anyu”). In 2016, the key management of Guangzhou Anyu has left the company. Guangzhou Anyu’s business model has changed from providing loans to referring micro credit business to other entities of the Group, resulting in an expected reduction in the operating profits and cash flows in the future. Therefore, the Group recognized a goodwill impairment loss of RMB20,279,026. The goodwill was fully impaired in 2016.

(j)	Intangible assets

Indefinite-lived intangible assets are assets that are not amortized because there is no foreseeable limit to cash flows generated from them. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives.

The Group categorizes trademarks as indefinite-lived intangible assets, whose carrying value is RMB2.97 million. If it is more likely than not that the asset is impaired, the Group records the amount that the carrying value exceeds the fair value as an impairment expense. The Group performed its annual impairment review of indefinite-lived intangible assets on December 31, 2021 and 2022 and determined that it is more likely than not that the carrying value was less than the fair value.

Intangible assets with finite useful lives represent software and cooperation agreements, the estimated useful lives of which are 1 to 5 years and 5 years, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group classifies interest and penalties related to the liability for unrecognized tax benefits as income tax expense.

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

Starting from 2021, the Group started to cooperate with third-party guarantee companies that directly provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, third-party guarantee companies will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to third-party guarantee companies for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to third-party guarantee companies and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees.

The Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee under commercial bank partnership model, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, and a contingent guarantee liability with an allowance for credit losses of the underlying loans under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into gains from guarantee liabilities on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the pay-outs made by the Group to compensate the investors upon borrowers’ default.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Recently adopted accounting standards

In 2022, the Group adopted the following new accounting guidance:

ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures

The ASU 2022-02 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2023, although early adoption is permitted. The Amendment eliminates the accounting guidance for troubled debt restructurings (TDRs) by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The Amendment also sets the guidance for vintage disclosures to require disclosure of current period gross charge-offs by year of origination. Adoption of the accounting standard is not expected to have an impact on the Group’s operating results or financial position, as the Group does not involve in the activity of debt restructurings.

ASU 2022-03 -Accounting Standards Update No. 2022-03—Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

The ASU 2022-03 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2024, although early adoption is permitted. The Amendment clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and also states that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The Update also requires few more disclosures on equity securities subject to contractual sale restrictions. Adoption of the accounting standard is not expected to have an impact on the Group’s operating results or financial position, as the Group excludes such restrictions when valuing equity securities.

(w)	Revision of immaterial error

In 2022, the Group identified inappropriate initial measurement of held-for-sale loans and derecognition of loans in previous years, leading to overstatement in guaranteed assets and net gains/(losses) on sales of loans as well as understatement in held-for-sale loans and provision for credit losses, which did not affect total asset, net income, cash and cash equivalent, or other subtotal on the accompanying consolidated financial statements. The Group evaluated the materiality of the previously described error from a qualitative and quantitative perspective. Based on such evaluation, the Group concluded that the error was not material to any individual current or prior periods, nor did it have an effect on the Group’s trend of financial result. Although the effect of the error was not material to the current or previously issued financial statements, guaranteed assets and held-for-sale loans in the consolidated balance sheets as well as net gains/(losses) on sales of loans and provision for credit losses in the consolidated statements of comprehensive income for year 2020 and 2021 have been revised accordingly to reflect the immaterial error. Consequently, this had the following impact on certain 2020 and 2021 financial statements’ captions: increases in held-for-sale loans of RMB101.9 million and RMB361.4 million respectively, decreases in guaranteed assets of RMB101.9 million and RMB361.4 million respectively, increases in provision for credit losses of RMB200.2 million and RMB28.9 million respectively and decreases in net gains/(losses) on sales of loans of RMB200.2 million and RMB28.9 million respectively.

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

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021 and 2022.

	December 31, 2022
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Wealth management products	244,337,727	206,304,763	38,032,964	-
Total	244,337,727	206,304,763	38,032,964	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3	Fair value measurements (continued)

	December 31, 2021
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Wealth management products	847,047,295	729,255,924	117,791,371	-
Total	847,047,295	729,255,924	117,791,371	-

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2021 and 2022.

	December 31, 2022
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	61,835,456	-	61,835,456	-
Loans held-for-sale(2)	1,844,438,134	-	1,844,438,134	-
Equity securities(3)	49,010,000	-	49,010,000	-
Total Assets	1,955,283,590	-	1,955,283,590	-

Liabilities
Guarantee liabilities(4)	82,385,089	-	-	82,385,089
Total Liabilities	82,385,089	-	-	82,385,089

	December 31, 2021
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	64,650,818	-	64,650,818	-
Loans held-for-sale(2)	1,095,412,086	-	1,095,412,086	-
Equity securities(3)	24,010,000	-	24,010,000	-
Total Assets	1,184,072,904	-	1,184,072,904	-

(1)	Loans are recorded at amortized cost, while the Group records nonrecurring fair value adjustments to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

(2)	Loans held-for-sale are held at LOCOM (the lower of cost or fair value) which may be written down to fair value on a nonrecurring basis.

(3)	Nonmarketable equity securities are accounted for using the measurement alternative and can be subject to nonrecurring fair value adjustments to record impairment.

(4)	Guarantee liabilities are accounted for stand-ready guarantee liabilities of the Group’s guarantee services for its off-balance sheet loans under the commercial bank partnership model at fair value.

During the years ended December 31, 2021 and 2022, there were no transfers between instruments in Level 1 and Level 2.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2021 and 2022, the Group had three PRC individual financial institutions with cash balances in 2021 and one in 2022 respectively, and these institutions held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for 76.5% and 56.4% of the Group’s total cash balances as of December 31, 2021 and 2022, respectively.

The nominal holders of certain bank accounts of the Group are employees of the Group. The Group has entered into agreements with these employees which stipulate that the funds held in these bank accounts are owned and managed by the Group. Cash balances of such accounts collectively accounted for 1.34% and 0.31% of the Group’s total cash balances as of December 31, 2021 and 2022, respectively.

Restricted cash represents cash and cash equivalents from structured funds, which are established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. Restricted cash amounted to RMB1,515,820,737 and RMB1,157,244,687 as of December 31, 2021 and 2022 respectively, which can only be used to grant loans and is not available to fund the general liquidity needs of the Group.

5	Loans principal, interest and financing service fee receivables

	Note	December 31, 2021	December 31, 2022
		RMB	RMB

Home equity loans:	(a)	9,412,717,366	8,993,547,621
Loans principal, interest and financing service fee receivables

Less: allowance for credit losses	(i)
- Individually assessed		(61,479,897)	(12,247,836)
- Collectively assessed		(914,370,954)	(727,055,237)
Subtotal		(975,850,851)	(739,303,073)

Net loans principal, interest and financing service fee receivables of home equity loan		8,436,866,515	8,254,244,548
Corporate loans:	(e)
Loans principal, interest and financing service fee receivables		-	463,254,567
Less: allowance for credit losses		-	(24,693,114)
Net loans principal, interest and financing service fee receivables of corporate loan		-	438,561,453
Net loans principal, interest and financing service fee receivables		8,436,866,515	8,692,806,001

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(a)	Home equity loans

		December 31, 2021			December 31, 2022
	Note	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
		RMB	RMB	RMB	RMB	RMB	RMB
Loans principal, interest and financing service fee receivables		3,514,373,477	5,898,343,889	9,412,717,366	3,360,094,375	5,633,453,246	8,993,547,621

Less: allowance for credit losses	(a)
- Individually assessed		(32,968,721)	(28,511,176)	(61,479,897)	(3,836,350)	(8,411,486)	(12,247,836)
- Collectively assessed		(357,239,453)	(557,131,501)	(914,370,954)	(286,300,001)	(440,755,236)	(727,055,237)

Subtotal		(390,208,174)	(585,642,677)	(975,850,851)	(290,136,351)	(449,166,722)	(739,303,073)

Net loans principal, interest and financing service fee receivables		3,124,165,303	5,312,701,212	8,436,866,515	3,069,958,024	5,184,286,524	8,254,244,548

(i)	Allowance for credit losses

The table below presents the components of allowances for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of December 31, 2021 and 2022.

	December 31, 2022
	Allowance for loans which are collectively assessed			Allowance for loans which are individually assessed
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	357,239,453	557,131,501	914,370,954	32,968,721	28,511,176	61,479,897	975,850,851
Provision for credit losses	(8,058,972)	(19,852,708)	(27,911,680)	72,834,526	98,794,363	171,628,889	143,717,209
Charge-offs	(1,318,568)	-	(1,318,568)	(7,843,977)	(44,833,079)	(52,677,056)	(53,995,624)
Increase in guaranteed recoverable assets	(61,561,912)	(96,523,557)	(158,085,469)	(102,009,203)	(87,525,498)	(189,534,701)	(347,620,170)
Recoveries	-	-	-	7,886,283	13,464,524	21,350,807	21,350,807

As of December 31	286,300,001	440,755,236	727,055,237	3,836,350	8,411,486	12,247,836	739,303,073

Net loans principal, interest and financing service fee receivables	3,036,599,198	5,127,455,016	8,164,054,214	33,358,825	56,831,509	90,190,334	8,254,244,548

Recorded investment	3,322,899,199	5,568,210,252	8,891,109,451	37,195,175	65,242,995	102,438,170	8,993,547,621

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

	December 31, 2021
	Allowance for loans which are collectively assessed			Allowance for loans which are individually assessed
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	222,034,414	313,932,763	535,967,177	27,176,553	44,821,768	71,998,321	607,965,498
Provision for credit losses	1,184,418	(6,117,066)	(4,932,648)	(65,333,841)	(137,477,353)	(202,811,194)	(207,743,842)
Charge-offs	(53,919,303)	(69,524,088)	(123,443,391)	(9,950,932)	(11,630,112)	(21,581,044)	(145,024,435)
Increase in guaranteed recoverable assets	187,939,924	318,839,892	506,779,816	18,633,218	16,504,672	35,137,890	541,917,706
Recoveries	-	-	-	62,443,724	116,292,200	178,735,924	178,735,924

As of December 31	357,239,453	557,131,501	914,370,954	32,968,721	28,511,176	61,479,897	975,850,851

Net loans principal, interest and financing service fee receivables	3,048,382,936	5,249,959,347	8,298,342,283	75,782,367	62,741,865	138,524,232	8,436,866,515

Recorded investment	3,405,622,388	5,807,090,849	9,212,713,237	108,751,089	91,253,040	200,004,129	9,412,717,366

(1)	Effective January 1, 2020, the Group adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

The Group charges off loans principal, interest and financing service fee receivables if the remaining balance is considered uncollectable. Recovery of loans principal, interest and financing service fee receivables previously charged off would be recorded when received.

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(e) Loans.

The following tables present the aging of allowance for credit losses as of December 31, 2022.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	116,930,653	82,019,376	86,848,853	3,836,350	289,635,232
Second lien	214,691,499	118,189,879	105,038,216	8,411,486	446,331,080
Subtotal	331,622,152	200,209,255	191,887,069	12,247,836	735,966,312

The traditional facilitation model
First lien	656	500,463	-	-	501,119
Second lien	2,832,406	3,236	-	-	2,835,642
Subtotal	2,833,062	503,699	-	-	3,336,761
Allowance for credit losses	334,455,214	200,712,954	191,887,069	12,247,836	739,303,073

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

The following tables present the aging of allowance for credit losses as of December 31, 2021.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	189,814,922	86,537,327	66,784,464	31,394,514	374,531,227
Second lien	340,800,002	124,542,266	80,395,050	26,996,820	572,734,138
Subtotal	530,614,924	211,079,593	147,179,514	58,391,334	947,265,365

The traditional facilitation model
First lien	5,618,913	3,503,613	4,980,213	1,574,208	15,676,947
Second lien	5,491,292	2,285,562	3,617,330	1,514,355	12,908,539
Subtotal	11,110,205	5,789,175	8,597,543	3,088,563	28,585,486
Allowance for credit losses	541,725,129	216,868,768	155,777,057	61,479,897	975,850,851

(b)	Loan delinquency and non-accrual details

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2022.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 270 days past due	271 - 360 days past due	361 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	2,621,922,407	357,338,815	339,856,221	10,753,640	4,686,900	2,446,894	17,790,991	3,354,795,868	35,678,425
Second lien	4,596,435,737	515,052,451	410,753,899	16,756,323	22,661,421	9,951,192	14,507,390	5,586,118,413	63,876,326
Subtotal	7,218,358,144	872,391,266	750,610,120	27,509,963	27,348,321	12,398,086	32,298,381	8,940,914,281	99,554,751

The traditional facilitation model
First lien	1,493,232	2,163,296	-	544,591	-	-	1,097,387	5,298,506	1,641,978
Second lien	45,954,310	13,855	-	-	-	-	1,366,669	47,334,834	1,366,669
Subtotal	47,447,542	2,177,151	-	544,591	-	-	2,464,056	52,633,340	3,008,647
Loans principal, interest and financing service fee receivables	7,265,805,686	874,568,417	750,610,120	28,054,554	27,348,321	12,398,086	34,762,437	8,993,547,621	102,563,398

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2021.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 269 days past due	270 - 360 days past due	361 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	2,814,226,880	325,090,831	230,622,938	65,080,342	6,979,995	5,972,352	24,768,894	3,472,742,232	102,801,583
Second lien	5,030,913,080	467,836,400	276,784,712	52,043,750	7,455,656	6,468,134	17,308,803	5,858,810,535	83,276,343
Subtotal	7,845,139,960	792,927,231	507,407,650	117,124,092	14,435,651	12,440,486	42,077,697	9,331,552,767	186,077,926

The traditional facilitation model
First lien	20,814,948	6,532,393	8,334,398	4,887,949	285,023	122,845	653,689	41,631,245	5,949,506
Second lien	21,237,555	4,238,098	6,081,004	5,027,879	360,727	673,625	1,914,466	39,533,354	7,976,697
Subtotal	42,052,503	10,770,491	14,415,402	9,915,828	645,750	796,470	2,568,155	81,164,599	13,926,203
Loans principal, interest and financing service fee receivables	7,887,192,463	803,697,722	521,823,052	127,039,920	15,081,401	13,236,956	44,645,852	9,412,717,366	200,004,129

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(c)	Impaired loans

(1)	Impaired loans summary

		Recorded investment
	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Impaired loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB

First lien	32,981,329	37,320,404	8,776,965	28,543,440	3,836,350
Second lien	62,134,501	65,242,994	15,257,298	49,985,695	8,411,486

As of December 31, 2022	95,115,830	102,563,398	24,034,263	78,529,135	12,247,836

First lien	102,914,225	108,751,090	64,871,825	43,879,265	32,968,721
Second lien	88,073,367	91,253,039	50,995,087	40,257,952	28,511,176

As of December 31, 2021	190,987,592	200,004,129	115,866,912	84,137,217	61,479,897

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

(2)	Average recorded investment in impaired loans

	Year ended December 31,2021		Year ended December 31,2022
	Average recorded investment	Interest and fees income recognized	Average recorded investment	Interest and fees income recognized
	RMB	RMB	RMB	RMB

First lien	184,523,313	61,453,546	73,035,747	82,191,331
Second lien	176,098,252	61,775,021	78,248,017	83,791,498

Impaired loans	360,621,565	123,228,567	151,283,764	165,982,829

(i)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fees recognized related to impaired loans. All the amounts are recognized on cash basis.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

No debt restructuring in which contractual terms of loans are modified, has occurred during 2021 and 2022.

The Group transferred loans with carrying amounts of RMB2,466,160,820and RMB2,375,645,263 to third party investors and recorded the transfers as sales for the years ended December 31, 2021 and 2022, respectively. The Group recognized net losses of RMB479,584,775 and RMB44,554,948 from transfers accounted for as sales of loans for the years ended December 31, 2021 and 2022, respectively.

The Group carries out pre-approval, review and credit approval of loans by professionals for credit risk arising from micro credit business. During the post-transaction monitoring process, the Group conducts a visit of customers regularly after disbursement of loans and conducts on-site inspection when the Group considers it is necessary. The review focuses on the status of the collateral.

The Group adopts a loan risk classification approach to manage the loan portfolio risk. Loans are classified as non-impaired and impaired based on the different risk level. When one or more events demonstrates there is objective evidence of impairment and causes losses, corresponding loans are considered to be classified as impaired. The asset-specific component is calculated under ASC 310-10-35, on an individual basis for the loans whose payments are contractually past due more than 90 days or which are considered impaired.

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

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB1,095,412,086 and RMB 1,844,438,134 as of December 31, 2021 and 2022 respectively.

(e)	Corporate loans

Corporate loans are unsecured loans granted to unrelated entities in order to fulfil their normal operating and capital requirement. Loans principal, interest and financing service fee receivables of corporate loan were nil and RMB463,254,567 as of December 31, 2021 and December 31, 2022 and the Allowance for credit losses were RMB24,693,114 assessed on a collective basis as of December 31, 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6	Investment securities

Investment securities consist of equity securities and debt securities.

(a)	Equity securities

The carrying amount and fair value of the investment securities by major security type and class of security as of December 31, 2021 and 2022 was as follows:

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2022:
Wealth management products	243,542,140	795,587	244,337,727

Total	243,542,140	795,587	244,337,727

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2021:
Wealth management products	845,888,854	1,158,441	847,047,295

Total	845,888,854	1,158,441	847,047,295

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6	Investment securities(continued)

(b)	Debt securities

The debt securities are in the form of an investment in partnership, made in December 2021 and 2022 and held- to-maturity corporate debt securities purchased in 2022. The partnership will return RMB10,000,000 to the Group quarterly, along with an 8% interest. The principle and interests are required to be fully repaid within 3 years. As of December 31, 2022, the investment has an amortized cost of RMB286,077,339 with an allowance for credit loss of RMB15,248,938, and the held-to-maturity debt securities have an amortized cost of RMB4,198,055 with an allowance for credit loss of RMB719,622. The Group has the intent and ability to hold the investments to maturity or payoff.

7	Property and equipment

	December 31, 2021	December 31, 2022
	RMB	RMB

Office and other equipment	18,059,177	18,167,730
Leasehold improvements	17,179,429	16,904,137
Motor vehicles	2,052,245	2,372,413
Less: accumulated depreciation	(34,248,905)	(35,160,018)

Total	3,041,946	2,284,262

Total depreciation expense for the years ended December 31, 2021 and 2022 was RMB3,077,154 and 1,722,640, respectively, which were recorded in other expenses in each year.

8	Intangible assets and goodwill

	Note	December 31, 2021	December 31, 2022
		RMB	RMB
Intangible assets	(a)	4,009,372	3,487,733

(a)	Intangible assets

	December 31, 2021			December 31, 2022
	Gross carrying value	Accumulated amortisation	Net carrying value	Gross carrying value	Accumulated amortisation	Net carrying value
	RMB	RMB	RMB	RMB	RMB	RMB
Amortized intangible assets:
Software	10,793,974	(9,754,602)	1,039,372	10,793,974	(10,276,241)	517,733
Cooperation agreement	5,030,000	(5,030,000)	-	5,030,000	(5,030,000)	-

Total amortized intangible assets	15,823,974	(14,784,602)	1,039,372	15,823,974	(15,306,241)	517,733

Unamortized intangible assets:
Trademarks	2,970,000			2,970,000

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

8	Intangible assets and goodwill (continued)

As of December 31, 2021 and 2022, accumulated amortization was RMB14,784,602 and 15,306,241 respectively. Below table provides the current year and estimated future amortization expense for amortized intangible assets. The Group based its projections of amortization expense shown below on existing asset balances as of December 31, 2022. Future amortization expense may vary from these projections.

Software
RMB

Year ended December 31, 2022 (actual)	521,639
Estimate for year ended December 31,
2023	517,143
2024	590
2025	-
2026	-
2027	-

9	Deposits

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

11	Other assets

	Note	December 31, 2021	December 31, 2022
		RMB	RMB

Receivable from sale of loans	(i)	197,226,882	32,469,152
Guarantee deposits	(ii)	74,680,000	243,470,845
Receivables from disposal of subsidiary	(iii)	50,000,000	-
Prepayments		34,068,479	94,853,194
Non-marketable equity securities	(iv)	24,010,000	49,010,000
Amounts due from employees	(v)	4,606,389	34,269,800
Receivables for realization of collaterals	(vi)	722,603	31,022,975
Receivables from loan facilitation service		-	49,963,322
Receivables of guarantee service		-	97,552,160
Other receivables		19,511,778	37,277,452

Total		404,826,131	669,888,900

(i)	As mentioned in Note 5, the Group transferred the delinquent loans to third parties so that the Group could collect the payment more quickly than to simply dispose the collaterals through litigation. The transferred loans have been isolated from the Group. There is no constrain on the transferee’s rights to pledge or exchange. The Group does not maintain effective control of transferred loans and loan transfers accounted for as sales are the transfer transactions without repurchase agreements. In 2021, the Group transferred loans under traditional facilitation model with balances amounting to RMB990,485,783 to Guangzhou Minghui Capital Management Co., Ltd. (“Guangzhou Minghui”) for transfer price of RMB350,783,000. As of December 31, 2022, the amount due from Guangzhou Minghui for such transfer is RMB27,769,074.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11	Other Assets (continued)

(ii)	Guarantee deposits are deposits that the Group provided, through Guangdong Nanfeng Financial Guarantee Group Co., Ltd (“Guangzhou Nanfeng”), which holds a financial guarantee license, for loans granted (a) under its consolidated VIE Zhonghai Lanhai Structured Fund 30-X, which is not structured in a stratified way and requires guarantee from a third party, and (b) under the cooperation with commercial banks for introduction of borrowers and provision of post-origination services, refer to Note 2(e)(ii) Off-balance sheet loans.

(iii)	The Group disposed of one of its wholly-owned subsidiaries Ningbo Lianjia Enterprise Management Advisory Co., Ltd. to an unrelated third party in 2021 and relevant consideration was received in January 2022.

(iv)	In June 2016, the Group invested 10,003,334 shares at RMB3.00 per share, which represents 2.14% of the paid-in capital in Guangdong Qingyuan Rural Commercial Bank (“Qingyuan Rural”). The Group transferred 2 million shares to an unrelated third party at RMB3.00 per share that is same as the investment cost on September 18, 2019. As of December 31, 2021 and 2022, the Group invested 1.72% of the paid-in capital in Qingyuan Rural. Qingyuan Rural has paid-in capital of RMB1,400,000,000, and the Group has invested RMB24,010,000 in Qingyuan Rural.

In January 2022, the Group and Guangzhou Minghui set up Guangzhou Mingfeng Partnership (“Guangzhou Mingfeng”). The total paid-in capital was RMB40,000,000 and the Group has invested RMB25,000,000 in Guangzhou Mingfeng.

The measurement alternative is selected for the above non-marketable equity securities. Under the measurement alternative, the equity securities without readily determinable fair value are measured at cost minus impairment and adjusted for changes in observable prices. No change in observable price has been identified and no impairment has been recorded for the two years of 2021 and 2022.

(v)	Amounts due from employees mainly include temporary advances to employees for payments of collateral evaluation fee, mortgage handling fee, payments for office supplies, etc. on behalf of the Group.

(vi)	the receivables for realization of collaterals under traditional model is RMB238,616 and the receivables for realization of collaterals under commercial bank partnership model is RMB30,784,359.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings

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

	Note	Fixed interest rate per annum	Term	December 31, 2021	December 31, 2022
				RMB	RMB
Repurchase agreements
Funds obtained from
Financial institutions	(i)	10.5% to 13.8%	Within 2 years	45,250,000	111,593,865

Interest payable
Financial institutions	(i)			-	1,048,145
Total repurchase agreements				45,250,000	112,642,010

Funds obtained from financial institutions

On December 2, 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB26,420,000 to a third-party transferee, Guangdong Yuehai Asset Management Co., Ltd. (“Yuehai Asset”), an unrelated third party. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of December 31, 2022, the amount of funds obtained from Yuehai Asset and the interest payable are RMB18,494,000 and RMB122,365.

On August 29, 2022, the Group transferred loan principals, interests and financing service fee receivables swith carrying amount of RMB5,965,976 to a third-party transferee, Pingan Puhui Lixin Asset Management Co., Ltd (“Pingan Puhui”), an unrelated third party. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of December 31, 2022, the amount of funds obtained from Pingan Puhui and the interest payable are RMB5,376,724 and RMB252,149.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

On November 16, 2022 and December 26, 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB86,803,141 to a third-party transferee, China Foreign Economy and Trade Trust Co.,Ltd (“FOTIC”), an unrelated third party. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of December 31, 2022, the amount of funds obtained from FOTIC and the interest payable are RMB87,723,141 and RMB673,631.

	December 31, 2021	December 31, 2022
	RMB	RMB
Underlying collateral types of gross obligations Repurchase agreements:

Loans principal, interest and financing service fee receivables	45,250,000	111,593,865

Total repurchase agreements	45,250,000	111,593,865

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB

Repurchase agreements
As of December 31, 2022	-	-	-	111,593,865	111,593,865
As of December 31, 2021	-	-	-	45,250,000	45,250,000

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

(b)	Other borrowings

Other borrowings	Note	Fixed interest rate per annum	Term	December 31, 2021	December 31, 2022
				RMB	RMB
Short-term:
Investors of consolidated VIEs	(i)	6.3% to 10.5%	Less than 1 year	4,654,388,213	5,675,480,078

Long-term:
Investors of consolidated VIEs	(i)	7.0% to 11.5%	1 - 5 years	3,330,334,482	1,991,623,976

Interest payable to
Investors of consolidated VIEs	(i)			57,169,385	60,455,283

Total				8,041,892,080	7,727,559,337

(i)	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payable in these consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds. As of December 31, 2022, the borrowings from VIEs have principal RMB7,667,104,054, bearing interests from 6.3% to 11.5% per year.

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	December 31, 2022
	2023	2024	2025	2026	2027	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Investors of consolidated VIEs	-	1,084,492,735	237,055,841	13,075,400	-	657,000,000	1,991,623,976

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31, 2021	December 31, 2022
	RMB	RMB
Loans principal, interest and financing service fee receivables	64,640,192	147,257,249

Total	64,640,192	147,257,249

13	Credit risk mitigation position

	December 31, 2021	December 31, 2022
	RMB	RMB

Balance at the beginning of the year	1,209,729,138	1,348,449,426
Increase during the year	1,203,458,816	960,663,187
Decrease during the year	(1,052,004,847)	(883,079,007)
Confiscation during the year	(12,733,681)	(71,380,536)

Balance at the end of the year	1,348,449,426	1,354,653,070

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

14	Other liabilities

	Note	December 31, 2021	December 31, 2022
		RMB	RMB

Guarantee repayments from sales partner	(i)	259,439,715	416,698,397
Guarantee liabilities	(ii)	3,182,958	230,867,505
Settlement and clearing accounts	(iii)	74,255,253	135,652,186
Other tax payables	(iv)	70,756,236	74,985,486
Collaboration cost payable	(v)	59,554,661	50,393,275
Customer pledged deposits	(vi)	40,363,129	39,296,162
Receipt in advance	(vii)	53,125,074	35,645,384
Amounts due to third parties		216,526,655	18,591,226
Accrued expenses	(viii)	5,773,392	16,486,002
Others	(ix)	2,784,212	9,855,045

Total		785,761,285	1,028,470,668

(i)	Under the collaboration model, sales partners are required to provide a certain level of guarantee of repayment for loans recommended. Guarantee repayments from sales partner mainly consist of repayments collected from sales partners who exercise the guarantee, and those repayments will be returned to trust company. In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

(ii)	In 2021, the Group started to cooperate with a third-party guarantee company, Guangzhou Nanfeng, that directly provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, Guangzhou Nanfeng will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to Guangzhou Nanfeng for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to Guangzhou Nanfeng and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees.

As of December 31, 2022, maximum potential undiscounted future payment that the Group would be required to make was RMB2,450.37 million. The initial term of the guarantee liabilities is the same as the term of loans facilitated under the arrangements with commercial banks, which ranges from 1 year to 10 years, as of December 31, 2022. The remaining term of the guarantee liabilities range from 1 year to 10 years as of December 31, 2022.

(iii)	The Group transferred loans to third party investors and recorded these transactions as sales in Note 5(c). After the transfer, the contract terms related to payment proceeds from the loans remain the same: The Group collects payments of loans and then disburses the proceeds from the relevant loans to third-party transferees.

(iv)	Other tax payables mainly represent value-added tax and surcharges payables.

(v)	As mentioned in Note 21, the Group will pay collaboration cost to the sales partners who introduce prospective borrowers to the Group. The collaboration cost for sales partners is a fixed percentage of the loan principal amount and is calculated by subtracting the project cost from interest and fees income received from borrowers.

(vi)	Customer pledged deposits mainly consist of the deposits collected from certain customers to reduce the risk of failure to make payments on schedule.

(vii)	Receipt in advance consists of advance for interest and financing service fees on loans and down payments of loans held-for-sale by loan transferees.

(viii)	Accrued expenses mainly consist of promotional costs relating to building the collaboration model and expenses payable to consultants such as the auditor and lawyer.

(ix)	Other liabilities are expected to be settled or recognized as income within one year or are repayable on demand.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

15	Ordinary shares

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

17	Retained earnings

	Note	December 31, 2021	December 31, 2022
		RMB	RMB

PRC statutory reserves	(i)	258,654,052	258,654,052
PRC surplus reserves	(ii)	164,653,757	169,552,789
Unreserved retained earnings		2,401,027,454	2,530,509,454
Total		2,824,335,263	2,958,716,295

(i)	With effect from July 1, 2012, pursuant to the “Administrative Measures on Accrual of Provisions by Financial Institutions” issued by the MOF in March 2012, the Group is required, in principle, to set aside a general reserve not lower than 1.5% of the ending balance of its gross risk-bearing assets.

(ii)	In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

18	Accumulated other comprehensive losses

	Balance as of January 1, 2021	Other comprehensive loss, net	Balance as of December 31, 2021
	RMB	RMB	RMB

Foreign currency translation adjustment	(18,456,546)	(6,936,969)	(25,393,515)
Total	(18,456,546)	(6,936,969)	(25,393,515)

	Balance as of January 1, 2022	Other comprehensive income, net	Balance as of December 31, 2022
	RMB	RMB	RMB

Foreign currency translation adjustment	(25,393,515)	15,181,518	(10,211,997)
Total	(25,393,515)	15,181,518	(10,211,997)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

19	Interest and fees income

		Year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB

Interest and financing service fees on loans	(i)	1,828,687,910	1,770,351,645	1,574,074,534
- Interest income		1,828,687,910	1,759,906,523	1,573,405,364
- Financing service fees		-	10,445,122	669,170
Interest income charged to sales partners	(ii)	10,001,581	33,448,660	122,019,472
Interest income on debt securities	(iii)	-	-	22,195,046
Interest on deposits with banks		16,133,918	11,973,675	13,063,523
Total		1,854,823,409	1,815,773,980	1,731,352,575

(i)	Interest and financing service fees on loans, which include financing service fees on loans, are recognized in the consolidated statements of comprehensive income using the effective interest method. Financing service fees on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method.

(ii)	Interest income charged to sales partners refers to the cost of and interest on the partner’s instalment repurchase options under collaboration model.

(iii)	Interest income on debt securities in forms of partnership investment and corporate debt securities. Please refer to note 6(b).

20	Net revenue under the commercial bank partnership model

The Group has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022. Net revenue under the commercial bank partnership model representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company.

Revenues from loan facilitation services are recognized at the time a loan is originated, at which time the facilitation service is considered completed. Revenues from loan facilitation services, covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers was RMB48,352,866 in 2022.

Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from post-facilitation services, covering cash processing services and collection services was RMB6,226,524 in 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

20	Net revenue under the commercial bank partnership model (continued)

Refer to Note 19, the Group provided guarantee services for its off-balance sheet loans under the commercial bank partnership model. As a result, at inception of the guarantee, the Group recognized a stand-ready guarantee liability under ASC 460 at fair value with an associated guarantee receivable of RMB97,552,160. Subsequently, the stand-ready guarantee is released into gains from guarantee liabilities on a straight-line basis over the term of the guarantee. Gains from guarantee liabilities was RMB15,167,071 in 2022.

The total amount of net fees paid to third-party insurance company for providing guarantee services to commercial banks and commission fee to local sales channels was RMB 12,195,456 in 2022.

21	Collaboration cost for sales partners

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

22	Provision for credit losses

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Home equity loans	(58,216,554)	257,624,013	(55,755,647)
Corporate loans	-	-	(24,693,114)
Debt securities	-	(5,403,084)	(10,565,475)
Guarantee liabilities	-	(3,182,958)	(155,017,657)
Trade and other receivables	(19,131,926)	49,429,922	7,947,030
Total	(77,348,480)	298,467,893	(238,084,863)

23	Realized gains on sales of investments, net

The gross realized gains on sales of investments are RMB70,611,492, RMB57,368,616 and RMB28,330,375 for the years ended December 31, 2020, 2021 and 2022, respectively. The gross realized losses on sales of investments are RMB50,457,833, RMB38,198,180 and RMB7,763,703 for the years ended December 31, 2020, 2021 and 2022, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

24	Net losses on sales of loans

As mentioned in Note 5(c), the Group transferred the delinquent loans to third parties. Net losses on sale of loans which summarizes the received from sales of loans are net losses of RMB50,606,487, RMB479,584,775 and RMB44,554,948 for the years ended December 31, 2020, 2021 and 2022, respectively.

25	Other gains, net

		Year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB

Net gains on confiscated credit risk mitigation positions	(i)	13,446,619	12,733,681	71,380,536
Profits/(losses) from fair value changes	(ii)	56,773	1,101,669	(362,855)
Foreign exchange (losses)/gains	(iii)	(5,345,004)	786,080	7,355,135
Net loss on disposal of property and equipment		(2,868)	(328,262)	(30,742)
Mortgage agency service revenue		511,500	-	-
Others		1,093,452	7,768,674	11,571,964
Total		9,760,472	22,061,842	89,914,038

(i)	Sales partners provide CRMPs as security deposits. Pursuant to the collaboration agreements if the debtor’s loan principal repayments or accrued interests are past due or the loan is in default, sales partners are obliged to fulfill their guaranteed responsibility by selecting among different approaches, otherwise the CRMPs deposited by sales partners are confiscated by the Group, refer to Note 1

(ii)	Profits/(losses) from fair value changes refers to gains or losses resulting from changes in the fair value of investment securities.

(iii)	The changes of foreign exchange gain/(loss) are mainly due to exchange rate changes in cash and cash equivalents held by the Group, including US dollar account and Hong Kong dollar account. The Group recorded a foreign exchange gain as RMB7,355,135 in 2022, an increase of RMB6,569,055 compared with that in 2021. The gain is mainly due to the increase of the exchange rate between Hong Kong dollar and RMB and the US dollar against RMB.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

26	Other expenses

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Advertising and promotion expenses	30,471,983	29,171,942	32,412,727
Litigation and attorney fees	33,267,682	18,697,784	7,680,633
Entertainment and travelling expenses	7,010,704	10,793,089	9,740,873
Office and commute expenses	9,120,261	10,711,801	7,791,694
Consulting fees	14,486,656	9,330,732	12,016,260
Communication expenses	2,495,071	3,861,529	2,424,242
Depreciation and amortization	6,047,226	3,821,788	2,244,279
Directors and officers liability insurance	4,232,722	3,545,117	3,474,151
Research and development expenses	9,960,607	1,602,095	760,465
Others	6,949,270	8,964,511	7,344,173
Total	124,042,182	100,500,388	85,889,497

27	Income tax expense

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Income tax expense (continued)

Income tax expense, all of which relates to the PRC, consists of the following for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Current tax expense	142,238,819	218,567,885	171,146,093
Deferred tax benefit	(94,389,779)	(190,009,905)	(133,913,450)
Total income tax expense	47,849,040	28,557,980	37,232,643

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31
	2021	2022
	RMB	RMB
Deferred tax assets:
Net loans principal, interest and financing service fee receivables	444,036,207	316,744,794
Debt securities	1,350,771	3,992,140
Guarantee liabilities	-	37,120,604
Net operating loss carry-forwards	15,226,575	9,116,290
Lease liabilities	3,880,255	7,145,869
Other deferred tax assets	928,979	669,876
Total deferred tax assets	465,422,787	374,789,573

Valuation allowance	(15,226,575)	(9,116,290)
Deferred tax assets, net of valuation allowance	450,196,212	365,673,283
Net deferred tax assets	21,068,094	76,904,707
Deferred tax liabilities:
Intangible assets	(742,500)	(742,500)
Equity securities	(289,610)	(171,864)
Right-of-use assets	(4,049,202)	(7,444,339)
Intercompany receivables	(45,849,201)	(41,988,923)
Guarantee assets	(322,437,865)	(181,602,700)
Undistributed earnings from structured funds	(207,588,600)	(130,570,272)
Total deferred tax liabilities	(580,956,978)	(362,520,598)
Net deferred tax liabilities	(151,828,860)	(73,752,022)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Income tax expense (continued)

Movement of valuation allowance:

	Year ended December 31
	2021	2022
	RMB	RMB

At the beginning of year	10,443,239	15,226,575
Current year additions	7,238,296	613,314
Current year reversals	(2,427,869)	(6,722,726)
Current year expiration of carryforwards	(27,091)	(873)
Net change in the valuation allowance	4,783,336	(6,110,285)
At the end of year	15,226,575	9,116,290

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of valuation allowance, as of December 31, 2021 and 2022.

Valuation allowances have been provided for certain deferred tax assets due to the uncertainty surrounding their realization. As of December 31,2021 and 2022, the valuation allowance on deferred tax assets, mainly arising from operating loss carryforwards, were provided because it was more likely than not that the Group will not be able to utilize the operating loss carryforwards generated by certain unprofitable subsidiaries.

The Group operates through its subsidiaries and VIEs. Since each entity files a separate tax return, the valuation allowance is considered on an individual entity basis.

As of December 31, 2022, the Group had net operating loss carryforwards of 36,465,159 from its subsidiaries registered in the PRC, which can be carried forward to offset future taxable income. The Group had deferred tax assets related to net operating loss carryforwards of 9,116,290. Net operating losses of RMB 34,020,989 will expire in year in 2026, and in 2027, about RMB 2,444,170 will expire, if not utilized.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Income tax expense (continued)

Management intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The amount of the temporary difference in respect of investments in PRC subsidiaries is RMB2,560,782,025 as of December 31, 2022. Upon repatriation of the subsidiaries’ and the VIE’s earnings, in the form of dividends or otherwise, the Group would be subject to 10% PRC withholding income tax when making distribution to foreign parent companies. However, the Group was not subject to withholding income tax in 2022 because the Group did not make any distribution to foreign parent companies. The related unrecognized deferred tax liabilities were RMB256,078,202.

Income before income tax expense is as follows:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Cayman Islands	(2,847,746)	(189,507)	(477,322)
BVI	(22,126)	(247)	(20,803)
Hong Kong	3,424,910	(11,202,740)	2,773,547
PRC	162,146,528	105,157,938	170,308,632
Total	162,701,566	93,765,444	172,584,054

The reconciliation of the PRC statutory income tax rate of 25%, the income tax rate of the jurisdiction where the Group has substantially all of its operations, to the effective income tax rate is as follows:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB

PRC statutory income tax rate	25.00%	25.00%	25.00%
(Decrease)/increase in effective income tax rate resulting from:

Tax-free income	(8.02)%	(10.63)%	(1.36)%
Non-deductible share option expense	9.54%	5.00%	0.84%

Other non-deductible expenses	0.29%	2.56%	0.67%
Zero tax rate in foreign countries	0.44%	0.05%	0.07%
Differential and preferential tax rates	(0.49)%	3.05%	(1.82)%
Changes in valuation allowance	2.49%	5.14%	(3.54)%
Others	0.16%	0.29%	1.71%
Effective income tax rate	29.41%	30.46%	21.57%

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards.

The Group did not have any significant unrecognized tax benefits, and no interest and penalty expenses related to income taxes were recorded for the years ended December 31, 2020, 2021 and 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

28	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Net income	114,852,526	65,207,464	135,351,411
Basic weighted average number of common shares outstanding	1,371,643,240	1,371,643,240	1,371,643,240
Effect of dilutive share options	153,589,125	154,246,831	155,453,871
Dilutive weighted average number of ordinary shares	1,525,232,365	1,525,890,071	1,527,097,111
Basic earnings per share	0.08	0.05	0.10
Diluted earnings per share	0.08	0.05	0.09

In 2020, the Group issued 187,933,720 ordinary shares to the Depositary. No consideration was received by the Group for the issuance. As of December 31, 2022, no share out of the total 187,933,720 ordinary shares were used to settle share-based compensation. The 187,933,720 ordinary shares are legally issued and not outstanding, and do not affect the computation of earnings per share.

29	Share-based compensation expenses

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

On August 27, 2018, 2018 Share Incentive Plan (the “2018 Option”) for granting shares award of CNFinance to certain management members and employees of the Group was issued to concurrently replace the 2017 Share Incentive Plan which granted Sincere Fame’s share. Except for the aforementioned change of grantor and the extension of the termination year by one to December 31st, 2023, all terms of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan were the same. No change in the fair value, vesting conditions or the classification of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan. In connection with the 2018 Option, 187,933,720 ordinary shares were issued to the Depositary as a reserve pool for future issuances upon the exercise of share options granted under the 2018 Option to the Group’s management members and employees. All shareholder rights of these 187,933,720 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding shares are exercised.

On December 31, 2019, the Group granted options to certain management and employees to purchase 119,674,780 ordinary shares pursuant to the 2018 Share Incentive Plan (the “2019 Option”). Accordingly, 50%, 30% and 20% of the award options shall vest on December 31, each of the years 2020 to 2022, respectively, with expiration dates on December 31, each of the years 2025 to 2027.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29	Share-based compensation expenses (continued)

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29	Share-based compensation expenses (continued)

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

A summary of share option activity under the 2018 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2016	-	-	-
Granted	187,933,720	-	1.27
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2017	187,933,720	-	1.27
Exercisable, December 31, 2017	112,760,232	-	1.27
Expected to vest, December 31, 2017	75,173,488	-	1.27

Balance, December 31, 2017	187,933,720	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2018	187,933,720	-	1.27
Exercisable, December 31, 2018	150,346,976	-	1.27
Expected to vest, December 31, 2018	37,586,744	-	1.27

Balance, December 31, 2018	187,933,720	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2019	187,933,720	-	1.27
Exercisable, December 31, 2019	187,933,720	-	1.27
Expected to vest, December 31, 2019	-	-	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29	Share-based compensation expenses (continued)

A summary of share option activity under the 2019 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2018	-	-	-
Granted	119,674,780	-	0.72
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2019	119,674,780	-	0.72
Exercisable, December 31, 2019	-	-	-
Expected to vest, December 31, 2019	119,674,780	-	0.72

Balance, December 31, 2019	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2020	119,674,780	-	0.72
Exercisable, December 31, 2020	59,837,390	-	0.72
Expected to vest, December 31, 2020	59,837,390	-	0.72

Balance, December 31, 2020	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2021	119,674,780	-	0.72
Exercisable, December 31, 2021	95,739,824	-	0.72
Expected to vest, December 31, 2021	23,934,956	-	0.72

Balance, December 31, 2021	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2022	119,674,780	-	0.72
Exercisable, December 31, 2022	119,674,780	-	0.72
Expected to vest, December 31, 2022	-	-	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

29	Share-based compensation expenses (continued)

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

For the option granted on January 3, 2017, there was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized.

For the 2019 Option, the Group recognized compensation expenses of RMB62,073,367 RMB18,766,367 and RMB5,774,266 in year 2020, 2021 and 2022, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2022, the expenses in relation to the 2019 Option have been fully recognized.

30	Material related party transactions

The Group did not have any related party transactions in the year ended December 31, 2022.

31	Operating leases

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

31	Operating leases (continued)

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Operating lease cost (1)	21,719,042	14,764,364	13,966,943

(1)	Amounts include short-term leases that are immaterial.

	December 31, 2021	December 31, 2022
	RMB	RMB

Weighted-average remaining lease term	1 Year	3.59 Years

Weighted-average discount rate	4.73%	4.75%

Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	15,478,630	15,101,145

ROU assets obtained in exchange for new operating lease liabilities	16,196,806	29,777,357

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2022:

Year ended December 31	RMB

2023	12,085,870
2024	6,285,367
2025	4,745,037
2026	4,636,293
2027	3,427,888
Thereafter	-
Total future operating lease payments	31,180,455

Less: imputed interest	(2,596,980)
Total present value of operating lease liabilities	28,583,475

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company (continued)

Condensed balance sheets

	December 31, 2021	December 31, 2022
	RMB	RMB
Assets

Cash and cash equivalents	-	5,080,204
investment securities	-	11,320,828
Investments in subsidiaries	392,559,403	392,559,403
Other assets	291,457,560	212,636,091
Total assets	684,016,963	621,596,526
Liabilities and shareholders’ equity

Accrued employee benefits	-	620,748
Other operating liabilities	9,697,485	10,827,876
Total liabilities	9,697,485	11,448,624
Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021 and December 31, 2022, respectively)	916,743	916,743
Treasury stock	-	(87,631,475)
Additional paid-in capital	705,422,445	705,422,445
Retained earnings	(7,467,430)	(7,944,752)
Accumulated other comprehensive losses	(24,552,280)	(615,059)
Total shareholders’ equity	674,319,478	610,147,902

Total liabilities and shareholders’ equity	684,016,963	621,596,526

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company (continued)

Condensed statements of comprehensive income

	Year ended December 31
	2021	2022
	RMB	RMB
Interest and fees income
Interest income on debt securities	-	621,472
Interest on deposits with banks	171	20,593
Total interest and fees income	171	642,065

Realized gains on sales of investments, net	-	2,889,427
Other gains, net	481,007	(22)
Total non-interest income	481,007	2,889,405

Operating expenses
Employee compensation and benefits	(580,464)	(620,748)
Other expenses	(90,221)	(3,388,044)
Total operating expenses	(670,685)	(4,008,792)

Income before income tax expense	(189,507)	(477,322)
Net losses	(189,507)	(477,322)
Other comprehensive (losses)/income
Foreign currency translation adjustment	(6,970,285)	23,937,221
Comprehensive (losses)/income	(7,159,792)	23,459,899

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company (continued)

Condensed statements of cash flows

	Year ended December 31
	2021	2022
	RMB	RMB
Cash flows from operating activities:

Net losses	(189,507)	(477,322)
Other operating assets	483,825	67,500,641
Other operating liabilities	(3,609,478)	1,751,140
Net cash (used in)/provided by operating activities	(3,315,160)	68,774,459
Cash flows from financing activities:
Repurchase of ordinary shares	-	(87,631,475)
Net cash used in financing activities	-	(87,631,475)
Net decrease in cash and cash equivalents	(3,315,160)	(18,857,016)
Cash and cash equivalents at the beginning of year	3,315,160	-
Effect of exchange rate change on cash and cash equivalents	-	23,937,220
Cash and cash equivalents at the end of year	-	5,080,204

33	Commitments and contingencies

In 2022, CNFinance entered into a contract with a third-party company for the purchase of commercial properties as office buildings for its own use. As of December 31, 2022, the Group has paid RMB 88,574,103 as agreed in the contract and this amount is being recognized in the account prepaid. The remaining amount of RMB 88,450,000 will be paid by December 30, 2023, and the delivery of the building will be made by February 28, 2024, as the Group completing the payment in full.

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

34	Subsequent events

The Group has considered subsequent events through April 27, 2022, which was the date of these consolidated financial statements were issued, and has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.