Form 20-F
period 2023-12-31
CNFinance Holdings Ltd.
filed 2024-04-26
CIK 1733868

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

1,371,643,240 ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Yes ☐ No ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 20 of our ordinary shares;

●	“allowance ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date;

●	“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“contractual interest rate” refers to the interest rate prescribed under loan agreements;

●	“CNFinance” refers to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability;

●	“Credit Risk Mitigation Position” or “CRMP” refers to the amount contributed by the sales partners equal to 5% to 25% of the loans issued to the borrowers introduced by the sales partners to share the credit risk with the Company;

●	“delinquency ratio” of a particular date refers to total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date;

●	“effective interest rate” refers to the annualized internal rate of return based on initial outlay of loan principal, initial inflow of financing service fees (if applicable) and expected monthly inflow of repayments;

●	“effective sales partners” refers to the sales partners who have introduced at least one borrower since inception to us that was approved by our trust company partners for loan facilitation;

●	“leverage ratio” refers to the ratio of total assets to total shareholders’ equity;

●	“charge-off ratio” refers to the ratio of charge-offs during a period over the average beginning and ending balances of outstanding loan principal of the same period;

●	“loan-to-value ratio” or “LTV ratio” refers to the ratio of loan amount to the value of asset collateral; the loan amount is calculated as the amount of all outstanding loans to be secured by the collateral;

●	“NPL” refers to a loan being delinquent for over 90 days;

●	“NPL provision coverage ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date;

●	“NPL ratio” as of a particular date represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date;

●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

●	“Pearl River Delta region” refers to Dongguan, Zhongshan, Foshan, Guangzhou, Huizhou, Jiangmen, Shenzhen, Zhuhai and Zhaoqing;

●	“quick disposal plans” refers to the mechanisms that we utilize to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“senior units” refers to the senior units and intermediate units, if applicable, in a trust plan;

●	“structural leverage ratio” refers to the ratio of the total amount of senior units and subordinated units; intermediate units are included as senior units for the purpose of calculation;

●	“Tier 1 cities” refers to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” refers to Dongguan, Foshan, Nanjing, Nanchang, Nantong, Xiamen, Hefei, Dalian, Tianjin, Changzhou, Xuzhou, Huizhou, Chengdu, Wuxi, Kunming, Hangzhou, Wuhan, Ji’nan, Zhuhai, Shijiazhuang, Fuzhou, Suzhou, Xi’an, Zhengzhou, Chongqing, Changsha, Qingdao, Shaoxing, Ningbo, Wuxi, Harbin, Changchun, Nanning, Wenzhou, Quanzhou, Guiyang, Taiyuan, Jinhua, Yantai, Jiaxing, Taizhou, Zhongshan, Baoding, Lanzhou and Langfang;

●	“total operating income” refers to the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company,” “the Company,” “the Group,” and “our” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries and consolidated affiliated entities, including but not limited to Shenzhen Fanhua United Investment Group Co., Ltd. and Guangzhou Heze Information Technology Co., Ltd., as a group; and

●	“Yangtze River Delta region” refers to Shanghai, Nanjing, Nantong, Hefei, Yixing, Changzhou, Yangzhou, Wuxi, Hangzhou, Jiangyin, Taizhou, Shaoxing, Suzhou, Jiaxing and Zhenjiang.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.0999 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023. On April 19, 2024, the noon buying rate for Renminbi was RMB7.2403 to US$1.00.

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

In 2021, 2022 and 2023, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations. None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

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

Risks Associated with the Holding Foreign Companies Accountable Act

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

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

Additionally, trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a Commission-Identified Issuer under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. Such risk could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our auditor, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	The PRC government has significant oversight over the conduct of our business and as such may influence our operations, which may potentially result in a material adverse effect on our operations.

●	The oversight of the China Securities Regulatory Commission, Cybersecurity Administration of China or other governmental authorities may adversely affect our business and their approval may be required in connection with future offerings of securities overseas or to maintain the listing status of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	The collaboration model we have in place with our sales partners to acquire borrowers might be regarded as financial marketing and might face compliance risks.

●	Our auditor, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Risks Related to Our Business

●	We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.

●	Our credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

●	Our trust company partners operate in a strictly regulated industry. If the practice of our trust company partners, including the cooperation arrangements with us, is challenged under any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.

●	We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

●	Our collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

●	Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding-failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.

●	Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

●	Our business depends on our ability to collect payment on and service the transactions we facilitate.

●	The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

●	Credit and other information that we or our trust company partners or our commercial bank partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

●	We primarily rely on our trust company partners and our commercial bank partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these partners and borrowers may be deemed as intermediation contracts under the Civil Code of the People’s Republic of China (the “Civil Code”).

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2023 taxable year, and we will likely be a PFIC for 2024 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. The Israeli–Palestinian conflict since October 2023, and potential escalation of hostilities between these countries or regions may further complicate the geopolitical landscape and affect global economy. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality micro- and small-enterprise owners seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers and, therefore, our operating income will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent regulatory development has also imposed challenges to our future business and operations. On August 20, 2020, the Supreme People’s Court announced an amendment to the judicial interpretation of China’s private lending, which reduces the maximum annual interest rate allowed on private lending to four times of the latest one-year loan prime rate (LPR) (the “Amendment”). Although we do not believe we are regulated by the Amendment as a loan facilitator in collaboration with licensed trust company partners, our trust company partners have voluntarily adjusted the interest rates on some loan products we facilitate to comply with the new standards under the Amendment with some trust company partners to prevent the compliance risks due to the uncertainty of regulatory enforcement. As a result, our profit margin, results of operations and financial position may be adversely impacted going forward.

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

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which became effective on March 31, 2023. The Confidentiality Provisions requires, among others, that companies based in mainland China seeking to offer securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such companies or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Given the Confidentiality Provisions were recently promulgated, there remain substantial uncertainties about how these provisions will be interpreted, or implemented and how it will affect our operations or future securities offerings.

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

CNFinance Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all of our executive officers are located in China. All of our directors who are not our executive officers are located in China, except for one independent director who resides in the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the Company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult for our shareholders to effect service of process within the United States upon us or those persons located inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation stipulates that if a foreign investor acquires a domestic enterprise and obtains actual control, and if it involves key industries, or has factors that affect or may affect national economic security, or causes the transfer of actual control of domestic enterprises with well-known trademarks or Chinese time-honored brands, the parties concerned shall report to MOFCOM. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 and was amended on December 29, 2017, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, according to the Measures for the Security Review of Foreign Investment, which has been effective since January 28, 2021, a foreign investor or a party concerned in China (hereinafter collectively referred to as “party concerned”) shall take the initiative to make a declaration to the working mechanism office prior to making one of the following investments and the working mechanism office shall be entitled to require the party concerned to make a declaration thereof: (i) investment in any of such fields as the military industry and military-supporting industry that concern state defense and security, as well as military facilities and areas surrounding industrial military facilities; and (ii) investment in any important agricultural product, important energy and resources, major equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities.

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

We fund most of the loans we originate through our trust company partners. Loans funded by our trust company partners are disbursed to borrowers directly through trust plans. 99.5%, 82.7% and 70.7% of our home equity loan origination volume was originated under trust lending model in 2021, 2022 and 2023, respectively. In order to expand our funding channels, we launched a new funding model in 2021 in collaboration with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. 0.3%, 17.2% and 29.0% of our home equity loan origination volume was originated under trust lending model in 2021, 2022 and 2023, respectively.

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

As our business grows, we may need to obtain new funding sources or require current funding partners to increase the amount of funding provided, such as collaborating with commercial banks. If there is a sudden or unexpected shortage of funds from our trust company partners or if we fail to maintain or develop relationships with our existing trust company partners or new funding partners, we may not be able to maintain necessary levels of funding without agreeing to less favorable terms, or at all. We may not be able to arrange additional, new or alternative methods of funding on favorable terms, or at all, or ensure that our cooperation with new funding partners will meet our expectations and the expectations of borrowers.

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

Our business could be adversely affected by natural disasters or outbreaks of epidemics. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China or any other market in which we operate and conduct business could severely disrupt our business operations by damaging our network infrastructure or information technology system or affecting the productivity of our workforce. The outbreak of any severe epidemic disease, such as avian flu, H1N1 flu, SARS or coronavirus, may disrupt our operations, which could negatively affect our financial condition and business prospects. For example, a series of precautionary and control measures have been implemented worldwide to contain the virus since the COVID-19 outbreak. Any future impact caused by the COVID-19 pandemic will depend on its subsequent development. We are closely monitoring the development of the COVID-19 pandemic and continually evaluating any potential impact on our business operations.

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

99.5%,  82.7% and 70.7% of our total home equity loan origination volume was originated under trust lending model in 2021, 2022 and 2023, respectively. Among the loans originated through our trust lending model, 62.1%, 62.3% and 55.8% were funded through FOTIC trust plans in 2021, 2022 and 2023, respectively. We generally acquire borrowers through the collaboration model where we collaborate with sales partners who introduce borrowers and receive incentives. See “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2022, we started to collaborate with a sales partner and the balance of outstanding loan principal of the loans issued to borrowers introduced by such sales partner accounted for 28.7% of our total balance of outstanding loan principal as of December 31, 2023. Although we have long-standing relationship with our trust company partners and such sales partner, there is no guarantee as to the continuation of the relationships between our trust company partners, such sales partner and us. We endeavor to diversify our funding source and borrower acquisition channel, but there is no assurance that we will be successful. The loss of any of our trust company partners, in particular FOTIC, or the afore-mentioned sales partner, whether as a result of its decision to acquire services from our competitors, or otherwise, would have a material adverse effect on our financial condition, liquidity and results of operations.

Our collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

Under the collaboration model, sales partners contribute an amount equal to 5% to 25%  of the loans issued to the borrowers introduced by them (such contribution, the “Credit Risk Mitigation Position,” or “CRMP”) and will receive incentive fees upon a pre-agreed schedule and other conditions.

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

We may not be able to achieve low delinquency ratio for loans originated by us, or such delinquency ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. The outstanding principal of home equity loans (including loans held for sale) originated by us was RMB10,705 million, RMB11,123 million and RMB11,828 million (US$1,666 million) as of December 31, 2021, 2022 and 2023. The delinquency ratio for loans originated by us (excluding loans held for sale) increased from 16.17% as of December 31, 2021 to 18.26% as of December 31, 2022, and decreased to 15.54% as of December 31, 2023. Our NPL ratio (excluding loans held for sale) decreased from 2.13% as of December 31, 2021 to 1.12% as of as of December 31, 2022, and to 1.11% as of December 31, 2023. In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021, under which model we provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Commercial Bank Partnership.” Accordingly, our results of operations, financial position and liquidity could be materially and adversely affected if we cannot achieve low delinquency ratio for the loans generated under such new funding model. Furthermore, our borrower base continues to expand with the growth of our business operations, which may include loan applicants with lower creditworthiness. We may not be able to achieve low delinquency ratio for loans originated by us in the future, or return to the low delinquency ratio or NPL ratio we achieved in the past.

Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

As part of the collaboration we have with our trust company partners, we subscribe to subordinated units in trust plans through our subsidiaries and fund those units with (i) our own funds and (ii) funding from transferring our right to earnings in subordinated units to third parties. We transfer our right to earnings in subordinated units to third parties with a repurchase arrangement, which requires us to repurchase the right to earnings in subordinated units. For details of our repurchase agreements with third parties under the trust lending model, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Funding Sources.” In 2021, 2022 and 2023, we transferred our right of earnings in subordinated units to a certain private equity fund and to a certain third party. Our financing costs under such repurchase arrangement ranged from 10.0% to 13.8% per annum of the transfer prices in 2021, 2022 and 2023. We are required to consolidate all of the results under trust plans on our consolidated financial statements, including those of the senior units. This consolidation is necessary as our trust lending model creates exposure to variability of returns from the activities of the trust plans.

We historically operated a small direct lending business through our small loan subsidiaries, financed with our own funds or funds we received from third parties by transferring our rights in the loans together with a repurchase arrangement.

As a result of our funding model, we may be exposed to high leverage ratio. Our leverage ratio was 3.8 times, 3.7 times and 4.1 times as of December 31, 2021, 2022 and 2023, respectively. Our high level of borrowings and leverage ratio may adversely affect our liquidity and business operations, including but not limited to increasing our vulnerability under adverse economic condition, potentially limiting our ability to raise more debt and increasing our exposure to interest rate fluctuation. Our business and results of operations also depend on our ability to secure cost-effective financing. The third parties to whom we transfer our right to earnings or small rights to earnings in loans principal, interest and financing service fee receivables may not continue to provide funding at rates acceptable to us, and we may not find alternative financing at similar rates, or at all.

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

We offer post-loan management services to our trust company partners. We have implemented payment and collection policies and practices designed to optimize compliant repayment, while also providing superior borrower experience. Our collection process is divided into distinct stages based on the days of delinquency, which dictate the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. Our collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter. We may also resort to arbitration or litigation to recover delinquent loans or assign those loans to a third party and collect proceeds upfront. Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments on the transactions we facilitate as expected. As we are exposed to credit risks as the subordinated unit holder and also as a result of credit strengthening services we provide, our failure to collect payment on the transactions will have a material adverse effect on our business operations and financial positions. For example, in the event of loans issued to the borrowers referred by the sales partners are in default, the respective sales partners who introduced such borrowers will share the credit risks with us by choosing from several options, including relinquishing the respective CRMPs for such loan. Upon relinquishing its CRMPs, the sales partner is deemed to be released from its repayment obligations under the collaboration agreement. For more details, see “4.B. Business Overview – Our Products.” In addition, our collection team may not possess adequate resource and manpower to collect payment on and service the loans we facilitated. If we fail to adequately collect amounts delinquent or due, then our service fees charged to trust plans may be delayed or reduced and our results of operations will be adversely affected. As the amount of transactions facilitated by us increases in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

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

Borrowers’ costs of borrowing mainly consist of interest expenses. An increase in prevailing interest rates could result in an increase in the interest rates of loans we facilitate, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use the products or services we offer because of such increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risk, our business, profitability, results of operations and financial condition could be materially and adversely affected. See “4.B. Business Overview – Our Products” for more details on the interest rates of our loan products.

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

We are involved in various legal proceedings in the ordinary course of business from time to time. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations as a whole. However, no assurances can be given as to the outcome of any pending legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. For debt collection purposes, we initiate legal proceedings against borrowers to recover payments that are delinquent for 30 days if we cannot reach agreement with the default borrowers by then. As of December 31, 2023, we had 3,984 collection  legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB2,535.8 million, where our trust company partners either directly or with our help sued borrowers of such delinquent loans. We may not be able to obtain or enforce favorable judgments or arbitration awards, or recover the amounts in dispute in full or at all. Furthermore, claims arising out of actual or alleged violations of law could be asserted against us by individuals, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, online or private lending laws or regulations, consumer protection laws or regulations, intellectual property laws, information security and privacy laws, and labor and employment laws. For further details, see the section headed “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

The home equity loans we facilitate are secured by collateral, normally residential or commercial real properties owned by borrowers. In the event that a borrower is in default and the payment is past due for over 30 days or upon the incurrence of unusual situations (such as forfeiture of the collateral), we may need to help our trust company partners initiate judicial or arbitration proceedings against the defaulting borrower and foreclose the real property collateral. Historically, we were able to help our trust company partners enforce their rights to the collaterals through a power of attorney that was signed by the borrower and notarized by a notary public before loan disbursement. This allowed the trust company partners to quickly dispose of the collaterals without having to involve the borrower. However, the judicial or arbitration proceedings may be time-consuming and may not ultimately be possible. In addition, the enforcement process may be difficult in practice. Furthermore, the defaulting borrowers may have concealed, transferred or disposed of their assets beforehand, which make it difficult or impossible for us to apply for attachment. Moreover, if the attached assets are found to be subject to prior mortgage or other third parties’ rights during proceedings, our interests will be ranked lower than these prior parties, thereby limiting or even preventing us from full coverage by the collateral. As a result, in case of defaults we may not be able to recover the full amount of loans and outstanding interests or at all, and in turn our liquidity, business, financial condition and results of operations could be adversely affected.

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

In 2021, 2022 and 2023, loans secured by second lien interest accounted for 60.5%, 60.6% and 62.9% of our loan origination volume of home equity loans, respectively. For loans secured by second lien interests, our rights over the collateral will be subordinated to other secured creditors with higher priority. If the borrowers default, we may not be able to collect the full amount of our security interests in the collateral due to lien subordination. There is no assurance that we will be able to realize the value of the collateral as we anticipated in a timely manner, or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

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

On 26, December, 2022, China Banking and Insurance Regulatory Commission (“CBIRC”) issued the Administrative Measures for the Protection of Consumer Rights and Interests by Banking and Insurance Institutions. According to such Administrative Measures, banking institutions shall establish a management mechanism for the list of cooperating institutions and strengthen the ongoing management of cooperating institutions, and set entry and exit criteria for cooperating institutions on matters involving consumer rights and interests, such as the security of consumers’ personal information.

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

As of December 31, 2023, we operated our businesses primarily in over 102 leased properties in Shenzhen, Guangzhou, Chongqing, Beijing and other cities in China. We have not signed lease contracts or not renewed expired lease contracts with respect to a small portion of such leased properties, and we may be forced to relocate if the lessors request us to leave the premises. With respect to a small portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a small portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect the effectiveness. However, landlords and tenants may be subject to administrative fines for such failure.

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

Since the completion of our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, we ceased to be an “emerging growth company” as such term is defined in the JOBS Act on December 31, 2023. Our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with this annual report for the fiscal year ending December 31, 2023. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We will continue to incur increased costs as a result of being a public company, particularly since we have ceased to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have become a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we have been complying with new or revised accounting standards as required when they were adopted for public companies.

Since we have ceased to be an “emerging growth company,” we have incurred significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Substantially all of our assets and operations are located in China. We have developed a network of 113 branches and sub-branches in over 50 cities in China. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiaries should be the same. As our business grows rapidly, we may change the place of business according to market development strategy. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of their business. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties, which may adversely affect our business and results of operations.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2023, we had 1,371,643,240 ordinary shares outstanding. Among these shares, 823,681,600   ordinary shares are in the form of ADSs. All of our ADSs sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from May 5, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. As of December 31, 2023, our Company had repurchased a total of 6.56 million ADSs at an aggregate amount of US$17.0. million.

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

Walkers (Hong Kong), our counsel as to Cayman Islands law, has informed us that there is no guarantee that the courts of the Cayman Islands will automatically allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is no guarantee with regard to Cayman Islands law that a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as fiscal, penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce a judgment predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are taxes, fiscal, fines or penal in nature, or otherwise contrary to public policy, including punitive damages. Walkers (Hong Kong) has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty or similar fiscal or revenue obligations, and was not obtained by fraud or in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

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

Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2023 taxable year, and we will likely be a PFIC for 2024 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill and other intangible assets (to the extent attributable to the services we provide) and fee receivables on the other hand. The value of our goodwill and other intangible assets, and the extent to which our goodwill and other intangible assets should be treated as active assets, are not entirely clear. Moreover, the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, which has been, and may continue to be, volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which as discussed above may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2023 and prior taxable years, and will likely be a PFIC for our 2024 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. taxpayers should consult their tax advisors regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

For purposes of the PFIC rules “passive income” is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation” (“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. Proposed Treasury regulations promulgated in 2019 (the “2019 Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. However, in 2020 these regulations were finalized (the “2020 Final Regulations”) without addressing the Active Financing Exception. Although the 2020 Final Regulations are silent on the availability of the Active Financing Exception to companies like us, in the preamble to the 2020 Final Regulations Treasury expressed its position that under current law the Active Financing Exception does not apply in determining the PFIC status of a company that is neither a CFC nor a bank. The 2020 Final Regulations apply to taxable years of shareholders beginning on or after January 14, 2021. Treasury indicated in the preamble to the 2020 Final Regulations that taxpayers can rely on the 2019 Proposed Regulations to apply the Active Financing Exception for any open taxable year ending on or before December 31, 2020. Concurrently with the issuance of the 2020 Final Regulations, Treasury issued proposed regulations (the “2020 Proposed Regulations”) that would state explicitly that the Active Financing Exception is available only if the tested non-U.S. corporation is a bank. The 2020 Proposed Regulations have not been finalized yet. Based on the foregoing, our ADS holders and shareholders (i) generally are permitted to apply the Active Financing Exception for a taxable year ending on or before December 31, 2020 (provided that we in fact satisfied the exception’s conditions for the relevant year), (ii) should expect that the Internal Revenue Service will not agree with a return position that applies the Active Financing Exception for any subsequent taxable year, and (iii) should be aware that if the 2020 Proposed Regulations are finalized in their current form they generally will not be able to take the position that the Active Financing Exception applies for any taxable year to which the regulations will apply. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) and met all of the exception’s requirements, then we would not be a PFIC for any taxable year with respect to which taxpayers validly applied the Active Financing Exception, if applicable. U.S. owners of our ADSs or ordinary shares should be aware that we have not determined whether these requirements were in fact satisfied. Moreover, if any of our trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception may also depend, in part, on whether we owned 25% or more of the value of such trust for the relevant taxable years. U.S. owners of our ADSs or ordinary shares should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to any taxable year prior to the finalization of the 2020 Proposed Regulations, and whether it is advisable to take this position in light of Treasury’s views, as described above.

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

4.B. Business Overview

Overview

We are a leading home equity loan service provider in China. We, through our operating subsidiaries in China, conduct business by connecting demands and supplies through collaborating with sales partners and trust companies as well as commercial banks. Our sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to us and we introduce eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. We have established a national network of 113 branches and sub-branches in over 50 cities in China. In 2021, 2022 and 2023, we originated home equity loans with an aggregate principal amount of RMB12.8 billion, RMB14.7 billion and RMB17.3 billion, representing an increase of 14.8% and 17.7% as compared to 2021 and 2022, respectively.

Our primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 and other major cities in China. We originated home equity loans for 22,060, 23,923 and 23,910 (including 7,117 under the commercial bank partnership model) borrowers in 2021, 2022 and 2023, respectively. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. Their financing needs are often unpredictable, time-sensitive and frequent. We believe our target borrowers are underserved by traditional financial institutions due to various reasons. Traditional financial institutions often impose stringent and inflexible loan application requirements designed for large corporations, making it difficult for MSE owners to meet such requirements. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing needs. Moreover, unlike in the United States where home equity loans commonly serve as a financing alternative, traditional lenders in China, such as large commercial banks, typically do not grant loans secured by second lien interests and are generally less incentivized to introduce innovative home equity loan products.

We aim to serve our target borrowers by facilitating home equity loans and providing tailored services. Our standardized and integrated online and offline credit application and assessment process shorten the time of loan disbursement, providing expeditious financing solutions to MSE owners. We offer home equity loans to MSE owners that allow them to repay only the interests by installments and repay the full principal amount when due. In addition, we also facilitate home equity loans to MSE owners in the form of installment loans with a tenor typically ranging from one to three years, assisting borrowers’ short-term and long-term business planning. In 2021, 2022 and 2023, the average tenor of the home equity loans we originated was 15, 12 and 12 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 16.5%, 17.2% and 16.9% per annum, respectively. Such loan products are secured by first or second lien interests on real properties. 60.5%, 60.6% and 62.9%, of our total home equity loan origination volume in 2021, 2022 and 2023, respectively, was secured by second lien interests. Depending on the value of the collateral and the creditworthiness of the borrower, we offer flexible loan principal typically ranging from RMB100,000 to RMB5,000,000.

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

Through trust lending model we collaborate with our trust company partners, who are well-established trust funds in China with sufficient funding sources and have licenses to engage in lending business nationwide. This structure provides us with stable funding sources. Under the trust lending model, our trust company partners set up trust plans and acquire funding from their investors. Trust plans are typical investment vehicles in which investors participate by subscribing to trust units and receive a return as set out in subscription agreements. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio with a term of one to three years. The loans funded by the trust products, however, have terms typically ranging from one to three years. For details of matching our funding sources and loans we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Matching of Terms of Funding Sources and Loans.” The contractual ratio of the senior units and subordinated units of trust plans or products is determined pursuant to our collaboration agreements with our trust company partners, which set the upper limit to such ratio at a range of no higher than 3:1. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Terms of the Trust Plans” and “Item 4. Information on the Company—B. Business Overview—Our Products—Trust Lending—Funding Partners.” As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units under most trust plans. By subscribing to subordinated units, we are entitled to the residual value from trust plans after certain payments to senior unit holders, trust company partners and third-party service providers. Payments to senior unit holders consist of expected investment returns which are usually paid quarterly and principal amounts which are repaid upon borrowers’ payments of underlying loans. We as subordinated unit holders are paid each quarter after the quarterly payment of interest returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 8.0% to 9.5% per annum of the issuance number of senior units in 2023, and our financing costs for subordinated units under repurchase arrangements with financial institutions was 10.0% to 13.8% per annum of the transfer prices for such subordinated units in 2023. Our cost of the subordinated units as measured by the investment amount was RMB2,919.4 million, RMB2,627.4 million and RMB2,377.2 million (US$334.8 million), as of December 31, 2021, 2022 and 2023, respectively. Our investment return from the subordinated units was RMB578.7 million, RMB381.3 million and RMB495.9 million (US$69.9 million) in 2021, 2022 and 2023, respectively. We are designated as the service provider and provide post-loan services such as payment monitoring, debt collection and release of collateral as the need arises. We receive a performance-based service fee up to 5% per annum of the size of the trust plan charged to the trust plans for the services we provide.

In December 2018, we introduced our collaboration model to optimize our collaboration with trust companies. Sales partners recommend borrowers to us by direct cooperation with us or joining limited partnerships. By contributing an amount equal to 5% to 25% of the loans issued to the borrowers introduced by them, sales partners receive incentive fees upon a pre-agreed schedule and other conditions.] For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” As of the date of this annual report, we have around 2,078 contracted sales partners in total, among which around 1,378 are effective sales partners.

In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021. Under this commercial bank partnership model, we recommend borrowers to commercial banks who are responsible for reviewing and approving the loan. We provide loan facilitation services including introducing borrowers, initial credit assessment, facilitating loans from the banks to borrowers, and providing technical assistance, and assist commercial banks with post-loan managements. We charge a service fee equal to a pre-agreed percentage of each loan we introduce for our afore-mentioned loan facilitation services. We provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Commercial Bank Partnership.”

We acquire our borrowers primarily through our sales partners. Through our sales partners and our established network and branch offices, we reach prospective MSE borrowers and assess their creditworthiness and value of collaterals, and if these borrowers meet our requirements, we refer them to our trust company and commercial bank partners who make their own independent credit assessment and decisions before directly lending to qualified borrowers. We help trust companies and commercial banks sign loan agreements with borrowers directly, and assist borrowers in pledging collateral for the benefit of trust companies and commercial banks.

In 2021, 2022 and 2023, over 99.7% of our borrowers were introduced to us by our sales partners under the trust lending model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2022, 100.0% of borrowers introduced to commercial banks were acquired through local channel partners including corporate and individual offline channels and telemarketing companies. In 2023, we started to introduce sales partners under the commercial bank partnership model. As the result, 77.4% of borrowers introduced to commercial banks were acquired through sales partners, and 22.6% of borrowers introduced to commercial banks were acquired through local channel partners in 2023.

To a lesser extent, we also had a direct lending model through which we lend directly under our small loan licenses to borrowers with our own funding or funding we acquire from transfer of rights to earnings in loans principal, interest and financing service fee receivables to third parties with a repurchase arrangement.

For details of our repurchase agreements with third parties under both the trust lending and direct lending models, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Funding Sources” and “Item 4. Information on the Company—B. Business Overview—Our Products—Small Loan Direct Lending.” We generally rely on and will continue to rely primarily on our trust lending model and commercial bank partnership model, which are supplemented with our direct lending model.

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

In addition, unlike in the United States where home equity loans serve as a common financing alternative, traditional lenders in China such as many large commercial banks typically do not grant loans secured by second lien interests. Providing second lien home equity loans or title loans is limited for commercial banks in China, given the high level of regulatory supervision from relevant regulatory authorities. These products have instead been developed by non-traditional financial institutions like trust companies or some small commercial banks in cooperation with us, to fulfill the unserved demand.

We originated home equity loans for 22,060, 23,923 and 23,910(including 7,117 under the commercial bank partnership) borrowers in 2021, 2022 and 2023, respectively. Our borrowers have presence in over 60 Tier 1 and Tier 2 and other major cities in China and are geographically dispersed.

Borrower Acquisition

Under the Collaboration Model, we acquire our borrowers primarily through our sales partners. In 2021, 2022 and 2023, over 99.7% of our borrowers were introduced to us by our sales partners under the trust lending model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products——Collaboration Model.”

Under our partnership with commercial banks, we have diversified our borrowers’ profiles with more competitive pricing and efficiency. In 2023, we started to introduce sales partners under the commercial bank partnership model as well. Around 77.4% of borrowers introduced to commercial banks were acquired through sales partners, and 22.6% of borrowers introduced to commercial banks were acquired through local channel partners in 2023. Borrowers are engaged through our local offices and word-of-mouth marketing. Our local staff works with various local channel partners including corporate and individual offline channels and telemarketing companies. We align the incentive of our local staff by offering a commission equal to a pre-determined fixed rate of the loan origination amount.

Our Products

The home equity loans we facilitate permit borrowers to borrow relatively large amounts up to 70% LTV ratio. Our weighted average LTV ratio was 58.5%, 60.0% and 62.0%, for home equity loans originated in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, we originated home equity loans for trust companies of RMB12.8 billion, RMB12.2 billion and RMB12.3 billion (US$1.7 billion), respectively. And we introduced loans of RMB 2.5 billion and RMB5.0 billion to commercial banks in 2022  and 2023, respectively.

The home equity loans we facilitate are typically secured by apartments, houses or commercial properties owned by borrowers. Unlike most traditional financial institutions, the home equity loans we facilitate can be secured with second lien interests on top of the first lien interests with banks, offering additional financing to MSE owners not otherwise readily available to them.

We facilitate home equity loans with flexible tenors typically ranging from one to three years enabling borrowers’ short-term and long-term business planning. In 2021, 2022 and 2023, the average tenor of the home equity loans we originated was 15, 12 and 12 months, respectively. The shorter average tenor of outstanding loans in 2022 and 2023 than that of 2021 is mainly attributable to the fact that the majority of loans we facilitated in 2022 and 2023 were short-term loans with a one-year maturity.

The home equity loans we originate under trust lending model are also competitively priced, with a weighted average effective interest rate of 16.5%, 17.2% and 16.9% per annum in 2021, 2022 and 2023, respectively. The interest rates of our loan product under commercial bank partnership model ranged from 13.2% to 16.8%, which had attracted more borrowers with higher credit record. We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments, making it easier for borrowers to manage their cash flow and for us to timely monitor borrowers’ creditworthiness. Borrowers are obligated to pay directly to the trust plans in full the principal amount plus interest when due. We offer a flexible repayment schedule for installment loans, including but not limited to (i) an equal monthly installment comprising principal and interests evenly distributed throughout the life of the loan, (ii) a monthly installment comprising principal and interests in accordance with a pre-agreed step-down schedule, where a borrower starts with a higher equal monthly installment that decreases after a defined period and (iii) a monthly installment of interests only and full repayment of loan principal when due.

To foster our home equity loan business, we also provide bridge loan products, which are generally unsecured short-term loans, to pay off borrowers’ existing loans secured by real property. As a result, such real property will be released from existing loans and can be used as collateral for the home equity loans we facilitate. Once borrowers obtain home equity loans facilitated by us, the bridge loans granted by us will be repaid in full. We granted bridge loans of RMB71.4 million, RMB99.64 million and RMB7.8 million (US$1.1 million) in 2021, 2022 and 2023, respectively. We may continue to originate bridge loans going forward as the need arises.

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

As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of each trust product issued under most long-term trust plans. Our cost of the subordinated units as measured by the investment amount was RMB2,919.4 million, RMB2,627.4 million and RMB2,377.2 million (US$334.8 million), as of December 31, 2021, 2022 and 2023, respectively. The trust plans typically pay senior unit holders an amount that equals (i) an expected rate of investment return, which is usually paid quarterly, plus (ii) the principal amount invested, which is the prompt repayment to trust companies after borrowers made payments for the underlying loans. The expected rate of investment return is provided in the subscription agreements of the senior units, to which we are not a party. Such rate of investment return is usually determined by our trust company partners based on market conditions and presented as an estimate. If the expected rate of investment return is not met, our trust company partners are not under any contractual obligation to top up for any shortfalls while we as the subordinated unit holders are required to manage the underlying NPLs to make up the shortfalls pursuant to our credit strengthening services. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services.” We as subordinated unit holders are paid each quarter after the quarterly payment of investment returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. The trust company partner is responsible for administering the trust plan and is paid a trust administrative fee.

We are responsible for maintaining the asset quality and receive a performance-based service fee of up to 5% per annum of the size of the trust plan for the services we provide, which decreases with the growth of percentage of NPLs in the amount of loans we facilitated. We as the subordinated unit holder also retain any residual value in trust plans after deducting (i) repayment of principal amount invested by senior unit holders, (ii) financing costs for the senior units, which primarily consist of the expected rate of return to the senior unit holders, (iii) administrative fee payments to trust companies and certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee to us as service provider of up to 5% per annum of the size of the trust plan. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 8.0% to 9.5% per annum of the issuance number of senior units in 2023.

We received performance-based fee payments of RMB440.1 million, RMB446.0 million and RMB409.0 million (US$57.6 million) in 2021, 2022 and 2023, respectively. Our investment return from the subordinated units was RMB578.7 million, RMB381.3 million and RMB495.9 million (US$69.9 million) for the same periods.

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

Under the 2018 FOTIC Service Fee Structure, our service fee charged to a trust plan is performance-based and up to 5% per annum of the size of the trust plan decreases with the growth of the NPLs in the loans we facilitated.

Funding Partners

As of the date of this annual report, we have formed partnerships with well-established trust companies under our trust lending model, including FOTIC, COFCO Trust, Zhonghai Trust, Zhongyuan Trust, Shaanxi International Trust, Bohai Trust, and National Trust. Through these collaborative partnerships, we have access to flexible funding of RMB8.1 billion sourced from the senior unit holders as of December 31, 2023. 62.1%, 62.3% and 55.8%, of the loans we originated in 2021, 2022 and 2023, respectively, were funded through FOTIC, mainly due to our familiarity and long-standing relationship with FOTIC. We also work with other leading trust partners to diversify our funding sources.

Funding Sources

Our trust company partners have developed various trust plans to provide home equity loans to borrowers we acquire and recommend. For the years ended December 31, 2021, 2022 and 2023, home equity loans we facilitated under the trust lending model amounted to RMB12.8 billion, RMB12.2 billion and RMB12.3 billion (US$1.7 billion), respectively. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a predetermined ratio. The trust company partners may also transfer the underlying loans of trust products with repurchase arrangements to third parties at a specified annual rate of return when the original trust products become due. We subscribe to subordinated units in the trust plans through our wholly owned subsidiaries. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 8.0% to 9.5% per annum of the issuance number of senior units in 2023.

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

We fund our subscription of the subordinated units with (i) cash on hand and (ii) proceeds received through repurchase agreements with third parties with respect to subordinated units. Pursuant to such agreements, we transfer to third parties our rights to earnings in subordinated units up to an agreed investment return for a transfer price and are obligated to repurchase such right at a fixed repurchase price. Under such agreements, we continue to bear the risk of loss on the subordinated units and enjoy the upside on any return above the agreed investment return. The terms of our repurchase agreements may vary, such as obligating us to pay an expected investment return each quarter and the principal amount on or before the maturity date or requiring us to pay a lump sum amount within a specified period of time (generally within 360 days). In 2021, 2022 and 2023, we transferred our rights to earnings in subordinated units to a private equity fund and to certain third parties.

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

Our trust company partners have also implemented the pass-through repayment method in certain of the trust plans to help avoid the duration mismatch. Under the pass-through repayment method, loan repayment proceeds are usually distributed to the senior unit holders on a monthly basis to repay both the financing costs for the senior units and the principal amount invested by the senior unit holders after deducting relevant fees. Under the pass-through repayment method, the principal amount invested in the trust products is repaid as the underlying loans are repaid. As a result, terms of the underlying trust funding matched tenor of all loans we facilitated in 2021, 2022 and 2023.

Collaboration Model

We have switched to a collaboration business model to optimize the trust lending model since December 2018 to broaden our prospective borrower bases. Under the collaboration model, we generally require sales partners to contribute from a range of 5% to 25% of the loan principal they introduced (such contribution, the “CRMP”). The percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds investigated by us through market research and multiple negotiations with the local loan practitioners’ association in various cities in China, including four Tier 1 cities, key cities in the Pearl River Delta and the Yangtze River Delta. As of the date of this annual report, we have 2,078 contracted sales partners in total, among which around 1,378 are effective sales partners. Under such collaboration model, we will pay incentive fees, or collaboration cost, to each sales partner upon a pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. For each loan, the project cost is agreed between us and sales partners. The project cost is typically between 9.4%-15.8% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan. The project cost in the loan agreement will not change once determined. The collaboration cost is settled monthly as agreed in the collaboration agreement. We only pay the incentive fee to the sales partner according to the pre-agreed schedule when the borrower repays the loan on time, in which case the sales partner is not obligated to return such incentive fee, and the collaboration costs are not subject to reimbursement. The following chart illustrates a typical arrangement among sales partners, borrowers, trust plans, trust plan investors and us.

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

When a loan defaults, we will inform the sales partner the overdue status of the loan through the mobile app and require the sales partners to choose among the above-mentioned options to perform its repayment obligations within an agreed timetable. When the sales partner selects option (i)(1), we receive the payment for purchasing the outstanding defaulted loan including all outstanding principal and the accrued and overdue interests, and we will refund the outstanding CRMPs to the sales partner. When the sales partner selects option (i)(2), it repurchases the delinquent loan by installments with the purpose to repurchase the entire outstanding principal and the accrued and overdue interests in the future. CRMPs will be refunded after entire amount of the overdue loan principal and interests are settled. When the sales partner selects option (ii), it repays the overdue loan principal and interests for the borrower according to the borrower’s repayment schedule. If borrower repays in the subsequent period, we need to return the payment from borrower to the sales partner according to the collaboration agreement. If the sales partner chooses to fulfill the repayment obligation according to option (i)(1), (i)(2) or (ii) above, it still maintains the rights to claim the collaboration cost (incentive fees) for the current period.

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

Sales partners enter into strategic cooperation directly with us and contribute the CRMP directly to a designated account, which is fully refundable upon repayment of the loan that the CRMP is associated with. If at any time the balance of CRMP provided by sales partners is lower than the agreed percentage of the principal amount of the loans it introduced, the sales partner is required to make up the balance to reach the agreed CRMP percentage.

As of December 31, 2023, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 0.6%, 81.8%, 0.1% and 17.5% respectively. As of December 31, 2022, the above percentage of options accounted for 8.3%, 73.9%, 3.7% and 14.1% respectively. The percentage of the option selected is calculated based on the total loans principal amount (excluding any accrued interests) under each option selected by the sales partners divided by the total loans principal amount (excluding any accrued interests) under all options selected by the sales partners. The Company allow more sales partners to select option (i)(2) to help increase their liquidity. The percentage of loans on which sales partner refused to fulfill its repayment obligation accounted for only 1.6% and 0.9% of the outstanding loan principal including loans held for sale as of December 31, 2022 and 2023 respectively.

We believe such collaboration model will decrease our risk exposure. Since in the event that loans issued under the collaboration model are in default, the respective sales partners will share the credit risks with us by choosing from the above-mentioned options. Besides, the CRMPs from sales partners, by their nature, will also mitigate our exposure to credit losses.

Commercial Bank Partnership

In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for loan facilitation services including introducing borrowers, initial credit assessment, facilitating loans from the banks to borrowers, and providing technical assistance, and assist commercial banks with post-loan managements. Under this commercial bank partnership model, we work with a guarantor company and provide matching services to our commercial bank partners for small and micro enterprises borrowers who seek business loans in exchange for real estate properties as collateral. The borrowers are obliged to mortgage their real estate properties to the commercial bank partner as collateral, while the guarantor is obliged to provide the guarantee deposit and assist us with preliminary review of the borrower, other pre-loan inspections and forward transfer services of past due loans as credit strengthening. Before making any decision, each of our commercial bank partner, the guarantor and ourselves will conduct a risk assessment of the borrower and the commercial bank partner holds the ultimate power to approve or reject a borrower. Once the loan is successfully granted by the commercial bank, we will receive a service fee and the guarantor company will receive a guarantee fee based on a pre-determined schedule. We provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to achieve low delinquency ratio for loans originated by us, our business and results of operations may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our or our trust company partners’ or our commercial bank partners’ risk management system fails to perform effectively, such failure may materially and adversely impact our operating results.”

The loan origination volume in 2023 under the commercial bank partnership model was RMB5.0 billion and the outstanding loan principal recorded at the end of 2023 was RMB41.3 million. The Company offers loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly, with the Company continuing to provide post-origination services to the borrowers over the term of the loan agreement. As the Company is not the legal lender or borrower in the loan origination and repayment process, we do not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

In 2023, the Company started to introduce sales partners under the commercial bank partnership model, where we require the sales partners to contribute the CRMP from a range of 5% to 10% of the loan principal they introduced. 77.4% of borrowers introduced to commercial banks were acquired through sales partners in 2023. As different from the CRMP under the collaboration model in trust lending, the CRMP under the commercial bank partnership model can be used to offset all defaulting loans introduced by the contributing sales partner. We will pay incentive fees, or collaboration cost, to each sales partner upon pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. The project cost under commercial bank partnership is typically between 3.5%-13.3% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan.

Our standardized transaction process under the commercial bank partnership model is illustrated below.

Step 1: Borrower assessment

We reach out to borrowers through local sales channels or sales partners. After obtaining the list of qualified borrowers, we first perform due diligence on such borrowers and then share those customers’ information with the guarantor company we work with for its own risk assessment.

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

Step 9: Repayment of loan principal and interest and post-loan management process

The borrower repays all principal and interest directly to the commercial bank partner. After the borrower settles the principal and interest of the loan in advance or at maturity, the commercial bank partner will issue a settlement report, and the borrower can apply for collateral release with the assistance from the guarantor. The guarantor can confirm this information with the commercial bank partner and the commercial bank partner will issue the required documents to release the collateral. These legal documents will be delivered to us within 3 business days from the date when the borrower applies to release the collateral, and the guarantor and we are responsible for the releasing process. In the event of loans issued to the borrowers referred by the sales partners are in default, the respective sales partners who introduced such borrowers will share the credit risks with us by choosing from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement, and a payment of fund possession fee to us following a pre-determined schedule and acquiring respective credit rights under each installments; (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. Upon relinquishing its CRMPs, the sales partner is deemed to be released from its repayment obligations under the collaboration agreement.

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

Small loan direct lending business in China requires a license granted by local regulatory authorities and is subject to leverage constraints. Our three small loan subsidiaries in Beijing, Shenzhen and Chongqing have relevant licenses to conduct direct lending business since 2012, 2012 and 2011, respectively. Subject to various regulations, some of our direct lending business is limited to certain regions for which we have a license to engage in such business. Due to regulatory financing/net capital ratio constraints and for liquidity reasons, we expect that direct lending will remain a fairly limited and immaterial part of our business in the near future. For the years ended December 31, 2021, 2022 and 2023, our loan origination volume through direct lending was RMB17 million, RMB15 million RMB48 million, respectively. The balances of the borrowings that were funded by third parties for the small loan direct lending business were nil, nil and nil, as of December 31, 2021, 2022 and 2023, respectively.

Our Funding Model

We have explored various funding sources and have focused on collaboration with our trust company partners starting in 2014. To a lesser extent, we historically utilized a direct lending model through our small loan subsidiaries. In 2021, we launched a new funding model in cooperation with commercial banks to expand our financing channels. In 2021, 2022 and 2023, 99.5%,  82.7% and 70.7% of the total home equity loan origination volume was originated under the trust lending model, respectively. In 2023, loan origination volume originated under the commercial bank partnership accounted for 29.0% of our total loan origination volume.

The following table illustrates the breakdown of the home equity loan origination volume by funding sources in the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Loan origination volume by funding model
Trust lending	12,816	99.5%	12,163	82.7%	12,222	70.7%
Bank lending	35	0.3%	2,533	17.2%	5,017	29.0%
Direct lending	22	0.2%	15	0.1%	56	0.3%
Total	12,873	100.0%	14,712	100.0%	17,295	100.0%

The following table illustrates our funding capital from different sources as of December 31, 2021, 2022 and 2023, respectively.

	As of December 31,
	2021		2022		2023
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Funding capital by sources
Trust lending
Senior tranche	7,985	73.0%	7,667	59.8%	8,107	53.0%
Subordinated tranche
Own funds	2,874	26.3%	2,515	19.5%	2,377	15.5%
Transferred to third parties	45	0.4%	112	1.0%	682	4.5%
Bank lending
Commercial banks	35	0.3	2,533	19.7%	4,128	27.0%
Total	10,939	100.0%	12,827	100.0%	15,294	100.0%

Business Infrastructure

Since our inception, we have strategically developed a network of branches and sub-branches in over 50 cities in China. We prioritize expanding into cities that have stable housing market synergetic to our established network. We have carefully selected the geographic location of our offices and had 113 branches and sub-branches in China, with the majority located in Tier 1 or Tier 2 cities.

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

Risk Management

As a core component of our sustainable business model, we have developed a rigorous and robust risk management system. We focus on assessing both credit risks of borrowers and quality of collateral with our integrated online and offline processes. We refer borrowers who match the target profiles of trust companies and commercial banks, and share our risk assessment results before they perform their own independent credit assessment and make credit decisions. As of December 31, 2023, we had 510 employees in our risk management team. We impose strict guidelines on loan approvals and separation of loan approval and risk management. The loans we originated are divided into different categories by amount and are reviewed by various levels of seniority.

Our risk management is based on our institutional knowledge and is well tested and evidenced by historical performance and based on our product design, dual-factor risk assessment and effective post-loan management procedures.

Credit risk mitigation embedded in product design

The home equity loans we facilitate primarily take real properties located in Tier 1 and Tier 2 and other major cities as collateral. Our loan portfolio spreads over 60 cities across China. We believe that such geographic diversification better protects us against deterioration of local housing and economic conditions. To further limit credit risk, we devoted to control home equity loans up to 70% LTV ratio with weighted average LTV ratio of 58.5%, 60.0% and 62.0% for home equity loans originated in 2021, 2022 and 2023, respectively, to ensure recovery in the event of borrower default. The LTV ratio varies for different types of real properties and is also adjusted pursuant to a borrower’s credit history and quality of the collateral and may be lowered in the event of a past default.

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

Judicial foreclosure of the collateral

We usually suggest our trust partners pursue foreclosure for loans more than 90 days past due. In 2021, 2022 and 2023, 3.3%, 0.4% and 0.3% of the delinquent loans the Company facilitated entered into foreclosure process, respectively. The amount where the foreclosure was ultimately concluded was RMB108.2 million, RMB12.1 million and RMB8.0 million (US$1.1 million) in 2021, 2022 and 2023, respectively, among which RMB4.1 million, nil and RMB1.1 million had additional losses beyond what was already recorded in the allowance for credit losses in 2021, 2022 and 2023, respectively. The amount of such additional losses was RMB1.5 million, nil and RMB0.4 million, in 2021, 2022 and 2023, respectively.

In 2021, 2022 and 2023, the total loan amount disposed through judicial foreclosures was RMB108.2 million, RMB12.1 million, and RMB8.0 million (US$1.1 million), including, respectively, RMB46.6 million, RMB9.3 million, and RMB4.1 million (US$0.6 million) of first lien loans and RMB61.1 million, RMB2.8 million, and RMB3.9 million (US$0.5 million) of second lien loans. We recovered a total loan amount of RMB113.3 million, RMB15.0 million, and RMB8.3 million (US$1.2 million) through judicial foreclosures in 2021, 2022 and 2023, including, respectively, first lien amount of RMB49.3 million, RMB11.9 million, and RMB4.1 million (US$0.6 million) and second lien amount of RMB64.0 million, RMB3.1 million, and RMB4.2 million (US$0.6 million). The corresponding allowances in 2021, 2022 and 2023 by first lien and second lien were, respectively, RMB19.5 million, RMB3.1 million, and RMB0.1 million (US$14 thousand) and RMB40.4 million, RMB1.2 million, and nil.

According to the loan agreement, when a loan defaults, our trust partners are entitled to the full recovery of the delinquent principal, delinquent interest and penalties if any. If the proceeds from judicial disposal of the collateral are sufficient to cover the aforementioned full recovery amounts, we will obtain the amount of which may exceed the principal of the delinquent loan.

When calculating the impairment loss, we consider various expenses that may be incurred during the debt collection process, such as litigation fees, attorney fees, and other costs directly related to the collection process. The collection process to settle a past due loan generally takes one and a half to two years.

In 2023, the amount of loans where the Company abandoned the foreclosure process was RMB5.3 million. We abandon foreclosure when the defaulting borrower has regenerated ability to repay its debt by financing efforts or selling the collateral on its own and seeks to settle with the Company.

Effective post-loan management procedures

Under the agreements with our trust company partners, we are responsible for assisting our trust company partners in monitoring collection of overdue principal and interest, and are authorized by our trust company partners to oversee the collection process.

Monitoring repayments. We help our trust company partners closely monitor loan repayments, and help our sales partners closely monitor the real-time repayment status by posting them on the mobile app. Our system generates automatic payment reminders through SMSs one week before the due date. Collaborating with multiple sources of credit reference agencies, we help our trust company partners closely monitor if borrowers are involved in any new litigations.

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

●	Within three to five business days past due, we and our sales partners will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties.

●	After a loan is past due for over six days, we and our sales partners will arrange a site visit to further assess the situation. If agreeable with the defaulting borrower, we will arrange for quick disposal plans, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, we will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral. Once payment is 20 days past due, we will assist the trust partner to start preparing documents and materials for arbitration. Once payment is 30 days past due, we will assist the trust partner to initiate judicial proceedings against the defaulting borrower and inform the relevant sales partners of the situation. Once payment is 30 to 90 days past due, we and our sales partners will continue the collecting efforts, including initiating private negotiations with the borrower and requesting the borrower to repay the loan through self-raising of money or voluntary sale of the collateral, transferring the defaulted loans to the third parties, and move forward with the arbitration process.

●	Typically, when payment is over 60 days past due, we will keep the sales partners informed and the sales partners shall choose from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each installments; (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. If the sales partners do not choose to fully repay us as mentioned in (i) and (ii) above, we will confiscate the CRMP corresponding to the loan in default. Meanwhile, we will continue the collecting efforts and move forward with the judicial process or quick disposal plans. As of December 31, 2023, for all of the loans with payment over 60 days past due, our sales partners have either fulfilled or are in the process of fulfilling their obligations under our agreements with them.

We have implemented detailed debt collection guidance and code of conduct for our local staff to ensure our debt collection methods are ethical and in compliance with laws and regulations, and we share such materials with our sales partners for them to adjust their debt collection procedures accordingly. We recovered loan principal, interest and penalties which equal to 83.3%, 105.2% and 106.9% of the actual outstanding loan principal of these delinquent loans in 2021, 2022 and 2023, respectively.

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

Collateral

The borrowers pledge their real properties to our trust company partners in the case of trust lending, to the guarantee companies in case of commercial bank partnership, and to our small loan subsidiaries in case of direct lending. We have developed detailed guidelines for real property collateral. The LTV ratios are also adjusted based on the type of property (residential or commercial), floor plan, age and credit history of property owners. As of December 31, 2023, the updated LTV as of the most recent balance sheet date was 63.3%, with 50.6% for the first lien loans and 66.1% for the second lien loans, which is calculated by the percentage of outstanding loan principal of the re-appraised collateral value as of December 31, 2023. In the circumstances where we are facilitating the second lien loans, we have to obtain a prior authorization from the borrower before it checks the borrower’s credit status for the updated first lien balance, which is not practical in daily operation. Therefore, we use outstanding first lien balance at origination in the above calculation.

The following table illustrates the weighted average LTV ratio of on-balance sheet home equity loans (excluding loans held for sale) under trust lending model we originated for the periods or as of the dates indicated, and a breakdown by collateral type.

	For the Year Ended December 31,
	2021	2022	2023
Weighted average LTV ratio by collateral type
First lien
Apartment	55.6%	56.6%	56.4%
House	44.1%	41.0%	44.7%
Commercial property	36.6%	21.9%	46.0%
Total	54.9%	55.5%	56.0%
Second lien
Apartment	61.4%	63.6%	66.6%
House	48.9%	48.3%	50.8%
Commercial property	49.4%	28.5%	-%
Total	60.8%	62.9%	66.0%
Total	58.5%	60.0%	62.0%

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

	As of December 31,
	2021		2022		2023
	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total
On-balance sheet loan	9,408	99.7%	8,991	78.4%	11,828	74.1%
Trust lending model	9,392	99.5%	8,976	78.3%	11,784	73.9%
Direct lending	16	0.2%	15	0.1%	44	0.2%
Off-balance sheet loan	-	-	2,470	21.6	4,128	25.9%
Commercial bank partnership model	31	0.3	2,470	21.6%	4,128	25.9%
Total	9,439	100.0%	11,461	100.0%	15,956	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) by city tier as of December 31, 2021, 2022 and 2023, respectively.

	As of December 31,
	2021		2022		2023
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Outstanding loan principal (excluding loans held for sale) by collateral city tier
Tier 1	2,851	30.3%	3,110	34.6%	4,479	48.7%
Tier 2	5,992	63.7%	5,497	61.1%	4,453	48.5%
Others	565	6.0%	384	4.3%	256	2.8%
Total	9,408	100.0%	8,991	100.0%	9,188	100.0%

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

	For the Year Ended December 31,
	2021		2022		2023
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Loan origination volume by first/second lien
First lien	5,084	39.5%	5,790	39.4%	6,412	37.1%
Second lien	7,789	60.5%	8,922	60.6%	10,883	62.9%
Total	12,873	100.0%	14,712	100.0%	17,295	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) generated by first lien and second lien in the periods indicated.

	As of December 31,
	2021		2022		2023
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Outstanding loan principal (excluding loans held for sale) by first/second lien
First lien	3,513	37.3%	3,360	37.4%	3,477	37.8%
Second lien	5,895	62.7%	5,631	62.6%	5,711	62.2%
Total	9,408	100.0%	8,991	100.0%	9,188	100.0%

As of December 31, 2023*
(RMB in thousands)
Loans principal (excluding loans held for sale)	Total
First lien
Apartment	3,337,223
House	125,227
Commercial property	14,253
Total	3,476,703
Second lien
Apartment	5,499,286
House	212,233
Commercial property	75
Total	5,711,594
Total	9,188,297

	As of December 31, 2022
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Apartment	5,299	3,220,281	3,225,580
House	-	89,732	89,732
Commercial property	-	44,223	44,223
Total	5,299	3,354,236	3,359,535
Second lien
Apartment	47,334	5,387,583	5,434,918
House	-	164,852	164,852
Commercial property	-	32,146	32,146
Total	47,334	5,584,581	5,631,916
Total	52,633	8,938,817	8,991,451

	As of December 31, 2021
	(RMB in thousands)
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Apartment	35,250	3,264,112	3,299,362
House	1,552	126,960	128,512
Commercial property	4,550	80,301	84,851
Total	41,352	3,471,373	3,512,725
Second lien
Apartment	34,236	5,569,525	5,603,761
House	4,038	239,387	243,425
Commercial property	1,084	47,348	48,432
Total	39,358	5,856,260	5,895,618
Total	80,710	9,327,633	9,408,343

*	As of December 31, 2023, we ceased calculating and providing outstanding loan principal under the traditional facilitation model separately because the balance of outstanding loan principal under the traditional facilitation model was small and immaterial to the overall loan portfolio.

Technology

Our technology departments is composed of 38 employees as of December 31, 2023. We utilize our home equity loan information technology system to support our standardized credit application process. Through our information technology system, we are able to connect with third-party service providers’ systems, including credit risk evaluation systems and leading property appraisers, to automatically collect data generated from their systems. In addition, our local staff uploads information collected during the due diligence process on a timely basis to supplement external credit data and ensure efficient approval process. Furthermore, we exchange loan application and approval information through our information technology system with our trust company partners’ systems. Our sales partners could acquire borrowers, upload due diligence files, track risk assessment processes and check their incentives online using this system.

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

Sales and Marketing

We acquire borrowers primarily through our sales partners. In 2021, 2022 and 2023, over 99.7% of our borrowers were introduced to us by our sales partners under the trust lending model. In 2023, we started to introduce sales partners under the commercial bank partnership model. In 2023, 77.4% of borrowers introduced to commercial banks were acquired through our sales partners, and 22.6% of borrowers introduced to commercial banks were acquired through local channel partners including corporate and individual offline channels and telemarketing companies. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrower—Borrower Acquisition.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 17 software copyrights in China, including our proprietary loan management software and financial data analytics software. We have registered our domain name, cashchina.cn. As of December 31, 2023, we had 46 registered trademarks, including our “CNFH” and company logo.

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

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013, 2018, and 2023. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The establishment procedures, organizational form, organizational structure and rules of conduct of a wholly foreign-owned enterprise are subject to PRC Foreign Investment Law and its Implementing Regulations, that came into effect on January 1, 2020, which provide that foreign investors shall not invest in the fields or industries prohibited for foreign investment access listed in the negative list, and shall comply with the conditions or requirements when investing in the restricted fields listed in the negative list, and foreign investors investing in the fields and industries not listed in the negative list are treated equally with the domestic investors. The organizational form, organizational structure, and rules of conduct of foreign-invested enterprises shall be governed by the PRC Company Law, the PRC Partnership Enterprise Law and other applicable laws.

On December 29, 2023, the Standing Committee of the 14th National People’s Congress (the “Congress”) issued the Amendment to the PRC Company Law, to be effective on July 1, 2024, which expands the scope of capital contributions to include equity and creditor’s rights. The draft improves the provisions of duties of loyalty and diligence for directors, supervisors, and senior managers, and tighten their responsibilities to maintain the Company’s capital. The draft increases the reporting obligations of related party transactions and expands the scope of related parties to include family relatives of directors, senior management and supervisors as well as units or individuals associated with them.

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

Regulations Relating to Loans and the Interest Rate

Part III Contracts of Civil Code of People’s Republic of China, which became effective in January 2021, or the Contract Part, governs the formation, validity, performance, enforcement and assignment of contracts. To further clarify the specific application relating to the Contract Part, the PRC Supreme People’s Court promulgated the Judicial Interpretation of Several Issues Concerning the Application of Contract Part of the Civil Code of the People’s Republic of China, which came into force on December 5, 2023. The Contract Part requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Decision of the Supreme People’s Court on Revising the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (2nd Revisions in the year of 2020) issued by the PRC Supreme People’s Court in December 2020 and effective since January 2021, or the Revised Private Lending Judicial Interpretations, private lending refers to the act of financing among natural persons, legal persons and unincorporated organizations.

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

On August 3, 2023, the CAC issued the draft of Administrative Measures of Compliance Audit on Personal Information Protection, which requires any personal information processor in China to conduct a regular compliance audit on its personal information processing activities. In addition, CAC may require a personal information processor to conduct compliance audit, if it finds out that the personal information processor’s processing activities have relatively high risks or there is a security incident. A personal information processor that fails to conduct the compliance audit may be subject to administrative penalties under the Personal Information Protection Law or even criminal liabilities if it constitutes a criminal offense.

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

On 30, December, 2022, the Standing Committee of the 13th National People’s Congress issued the draft of Value-Added Tax Law of the People’s Republic of China (“Draft”) for public comment, which will elevate the Provisional Regulations on and related policy provisions into law. The Draft emphasizes the principle of correlation between sales and input tax in the VAT levy and deduction provisions. On September 1, 2023, the Standing Committee of the 14th National People’s Congress issued the second draft of Value-Added Tax Law of the People’s Republic of China (“Second Draft”). The Second Draft maintains the current tax regime framework and tax burden level, and further clarifies the scope within which the State Council is authorized to develop special preferential policies. Additionally, it enhances the VAT refund for input tax credit system by explicitly granting taxpayers the autonomy to choose their input tax refund options.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency-registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency-registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. In March 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective in June 2015 and was amended in 2019 and 2023. SAFE Circular 19 made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises. It also annulled the SAFE Circular 142, and lifted some foreign exchange restrictions under SAFE Circular 142. However, SAFE Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using a Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment(amended in 2015, 2018 and 2019), which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular of the State Administration of Foreign Exchange on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents in May 2013(amended in 2018 and 2019), which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On June 9, 2016, the SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts(amended in 2023), or Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from overseas public offerings. Circular 16 allows that the discretionary settlement of foreign exchange receipts under capital accounts refers to the case in which the foreign exchange receipts under capital accounts (including foreign exchange capital, foreign debts, and repatriated funds raised through overseas listing) subject to discretionary settlement as expressly prescribed in the relevant policies may be settled with banks according to the actual need of domestic institutions for business operations. Where the current regulations contain any restrictive provisions on the foreign exchange settlement of foreign exchange receipts under capital accounts of domestic institutions, such provisions shall prevail. Domestic institutions may, at their discretion, settle up to 100% of foreign exchange receipts under capital accounts for the time being. The SAFE may adjust the above proportion in due time according to balance of payments. In addition, Circular 16 specifies the use of foreign exchange receipts under capital accounts of a domestic institution and the RMB funds obtained thereby from foreign exchange settlement shall be subject to the following provisions: (i) they shall not, directly or indirectly, be used for expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations of the State; (ii) unless otherwise specified, they shall not, directly or indirectly, be used for investments in securities or other investment than banks’ principal-secured products; (iii) they shall not be used for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) they shall not be used for the construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). Where there is any contractual stipulation on the use scope of revenue under capital accounts between a domestic institution and other parties concerned, the relevant funds shall not be used beyond such scope. Unless otherwise specified, such stipulation shall not conflict with this Circular. Moreover, Circular 16 allows the enterprises to use their foreign exchange capitals under capital accounts allowed by the relevant laws and regulations.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which was amended in 2023. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials for each transaction evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations.

On December 4, 2023, SAFE issued the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which facilitates foreign-invested enterprises’ foreign exchange receipts and payments. The Circular allows the domestic equity transferor to directly receive the foreign currency funds for equity transfer consideration paid by domestic entities, as well as foreign exchange funds raised by domestic companies through overseas listing, into the capital account settlement account. Funds within the capital account settlement account can be freely converted and used.

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

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which became effective on March 31, 2023. The Confidentiality Provisions requires, among others, that companies based in mainland China seeking to offer securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such companies or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Given the Confidentiality Provisions were recently promulgated, there remain substantial uncertainties about how these provisions will be interpreted, or implemented and how it will affect our operations or future securities offerings.

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

Notice on Further Regulating Financial Marketing and Publicity Activities

The People’s Bank of China, the China Banking Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange have issued notices on further regulating financial marketing and publicity activities on December 20, 2019, which took effect on January 25, 2020. It is stipulated that it is illegal to engage in financial business without a business license or beyond the permitted business scope, and market entities that fail to obtain relevant financial business qualifications shall not conduct marketing and publicity activities relating to the financial business, except that information release platforms and media entrusted by relevant financial business qualifications carry out financial marketing and publicity activities for them.

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

Notice of the Ministry of Industry and Information Technology on the Record filing of Mobile Internet Apps

On July 21, 2023, Ministry of Industry and Information Technology of China issued the Notice of the Ministry of Industry and Information Technology on the Record filing of Mobile Internet Apps. The operator of Apps and mini-programs should complete filing procedures with the telecommunications regulatory authorities. Existing Apps and mini-programs should record filing procedures between September 2023 and March 2024. New Apps and mini-programs cannot be put into use unless and until the filing procedures have been successfully fulfilled. As of March 31, 2024, we had completed the filing procedures for all Apps and mini-programs that we operate.

4.C. Organizational Structure

The following diagram illustrates our corporate structure with material subsidiaries as of the date of this annual report. For a complete list of our subsidiaries, please refer to note 1 to our consolidated financial statements as of and for the years ended December 31, 2021, 2022 and 2023 included elsewhere in this annual report. We subscribe to the subordinated units of the trust products issued under long-term trust plans through three of our wholly owned subsidiaries, Guangzhou Heze Information Technology Co., Ltd., Guangzhou Chengze Information Technology Co., Ltd., and Shenzhen Fanhua United Investment Group Co., Ltd. From an accounting perspective, we are exposed to the risk and variability of returns from activities of the trust plans and are therefore required to consolidate the financial results of the trust plans, including the results related to the senior units. Financial data of a trust plan is consolidated as if the trust plan is a subsidiary. Income and expenses of the trust plans are consolidated on our consolidated statements of comprehensive income while assets and liabilities of the trust plans are consolidated on our consolidated balance sheet. We do not, however, have ownership interest in the trust plans from a legal perspective other than in the subordinated units that account for only a portion of the total outstanding amount of the trust plans. For details of the contractual structural leverage ratio of each trust plan, please refer to “Item 4. Information of the Company—B. Business Overview—Our Funding Model.”

CNFinance Holdings Limited (Cayman Islands)
100%
Sincere Fame International Limited (BVI)
100%
China Financial Services Group Limited (HK)
Outside PRC
Inside PRC
100%
100%
Beijing Lianxin Chuanghui Information Technology Co., Ltd
Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd
Fanhua Chuangli Information Technology(Shenzhen) Co., Ltd
100%
100%
100%
Guangzhou Fanze Information Technology Co., Ltd
Guangzhou Chengze Information Technology Co., Ltd. (1)
Shenzhen Fanlian Investment Co., Ltd
100%
Lanhai Structured Fund 1
Shenzhen Fanhua United Investment Group Co., Ltd.(2)
Jinghua structured Fund 1
Jinghua Structured Fund 50
Jinghua Structured Fund 2
Hongrui Structured Fund 1
Direct Ownership
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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Guangzhou, China, where we lease 1,855 square meters of office space pursuant to a lease expiring in September 2024. Upon expiration of the lease, the Company will move its corporate headquarters to an office of 2,600 square meters in Guangzhou, China, which the Company has purchased and expects to acquire by August, 2024. We also maintain leased properties ranging from 3 square meters to 1,855 square meters in over 50 cities. The lease term varies from three months to five years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional funding as needed to accommodate future growth.

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

We have established a national network of 113 branches and sub-branches in over 50 cities in China. We acquire our borrowers primarily through our sales partners under trust lending model. In 2021, 2022 and 2023, over 99.7% of our borrowers who obtained loans from trust companies were introduced to us by our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Under trust lending model, we originated home equity loans with an aggregate principal amount of RMB12.8 billion, RMB 12.2 billion and RMB12.2 billion (US$1.7 billion) in 2021, 2022 and 2023, respectively. The loan origination volume in 2023 under the commercial bank partnership was RMB5.0 billion (US$706.6 million) and the outstanding loan principal was RMB11,828 million as of December 31, 2023. We originated home equity loans for 22,060 and 23,923 borrowers in 2021 and 2022, respectively, representing an increase of 8.4%. In 2023, we originated home equity loans for 23,910 (including 7,117 under the commercial bank partnership) borrowers. In 2021, 2022 and 2023, the average tenor of the home equity loans we originated was 15, 12 and 12 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 16.5%, 17.2% and 16.9% per annum, respectively. The interest rates of our loan products under commercial bank partnership ranged from 13.2% to 16.8%.

Our practical risk assessment procedure focuses on both credit risks of borrowers and quality of the collateral. We have also established guidelines on characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%. The weighted average LTV ratio of the home equity loan origination volume was 58.5%, 60.0% and 62.0% in 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, our NPL ratio (including loans held for sale) was 11.93%, 16.95% and 21.25%, respectively. Charge-off ratio in 2021, 2022 and 2023 was 0.85%, 0.43% and 0.82%, respectively.

Our total operating income increased from RMB176.2 million in 2021 to RMB749.2 million in 2022, representing an increase of 325.2%, and further increased to RMB770.1 million (US$108.5 million) in 2023, representing an increase of 2.8%. Our net income increased from RMB65.2 million in 2021 to RMB135.3 million in 2022, representing an increase of 107.5%, and further increased to RMB164.6 million (US$23.2 million) in 2023, representing an increase of 21.6%.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of trust plans and provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated unit holder and (ii) a performance-based service fee up to 5% per annum of the size of trust plans payable to us for our services provided to trust plans. Our cost of the subordinated units as measured by the investment amount was RMB2,919.4 million, RMB2,627.4 million and RMB2,377.2 million (US$334.8 million) as of December 31, 2021, 2022 and 2023, respectively. Our investment return from the subordinated units was RMB578.7 million, RMB381.3 million and RMB495.9 million (US$69.9 million) in 2021, 2022 and 20223, respectively.

As a subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans on our consolidated financial statements, including those of the senior units. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with management service expenses of trust plans for accounting purposes. In 2021, 2022 and 2023, we generated service fees charged to trust plans of RMB446.0 million, RMB505.9 million and RMB409.0 million and (US$ 57.6 million), respectively.

Key Factors Affecting Our Results of Operations

Ability to maintain and expand borrower base

Due to the nature of our business, our ability to increase our loan origination volume largely depends on our ability to acquire new borrowers for the loans we facilitate. Since December 2018, we have been acquiring borrowers primarily through our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Our sales partners are typically local loan facilitators who have their own sales and marketing teams, they use such teams to reach to qualified candidates and recommend them to our platform. In 2021, 2022 and 2023, over 99.7% of our borrowers were introduced to us by our sales partners under trust lending model. We originated home equity loans for 22,060 23,923 and 23,910 (including 7,117 under the commercial bank partnership) borrowers in 2021, 2022 and 2023, respectively. Our results of operations and ability to sustain and increase loan volumes will depend on our ability to maintain and expand borrower base.

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

Relationship with our funding partners

Our collaborative relationships with our funding partners are critical to our operations. We mainly collaborate with our trust company partners through trust lending model. In 2021, 2022 and 2023, 99.5%, 82.7% and 70.7% of our total home equity loan origination volume was originated under trust lending model, respectively. The availability of funds from our funding partners affects our liquidity and the amount of loan transactions that we can facilitate, which directly affects our profitability. Terms of our collaboration agreements with our funding partners generally set the financing costs of our home equity loan business. Our financing costs for senior units excluding the trust administrative fees, ranged from 8.0% to 9.5% per annum of the issuance number of senior units in 2023. The interest charged by trust company partners to our borrowers affects our profitability. If we fail to maintain or deepen our existing relationships with our trust company partners, our liquidity and profitability may be adversely affected. A general deterioration of our relationships with our funding partners will result in a significant decrease in liquidity or in our service fees charged to trust plans, and we may not be able to secure alternative financing on terms acceptable to us or our borrowers, or at all. This may result in a decrease in the volume of loans we facilitate, which has a material adverse impact on our business and results of operations. For detailed discussion relating to our relationship with our funding partners, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model.”

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

	As of and for the Year Ended December 31,
Loan performance metrics (including loans held for sale)*	2021	2022	2023
Delinquency ratio (1)	26.22%	33.22%	34.36%
NPL ratio (2)	11.93%	16.95%	21.25%
Allowance ratio (3)	10.98%	9.23%	7.56%
NPL provision coverage ratio (4)	92.03%	52.27%	35.56%

	As of and for the Year Ended December 31,
Loan performance metrics (excluding loans held for sale)	2021	2022	2023
Delinquency ratio (1)	16.17%	18.26%	15.54%
NPL ratio (2)	2.13%	1.12%	1.11%
Allowance ratio (3)	10.36%	8.22%	7.90%
NPL provision coverage ratio (4)	487.21%	720.38%	713.25%

Notes:

(1)	Delinquency ratio represents total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date.

(2)	NPL ratio represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date.

(3)	Allowance ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date.

(4)	NPL provision coverage ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date.

*	Certain December 31, 2021 amounts in loans held-for-sale have been corrected for an immaterial error identified. Please refer to Note 2(w) to our Consolidated Financial Statements December 31, 2020, 2021 and 2022 on page F-31. of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange on April 25, 2023.

Our delinquency ratio (excluding loans held for sale) has increased from 16.17% as of December 31, 2021 to 18.26% as of December 31, 2022, and decreased to 15.54% as of December 31, 2023. The decrease in the delinquency ratio (excluding loans held for sale) from December 31, 2022 to December 31, 2023 was due to the fact that we have strategically shifted our business to China’s core cities with better economic performances.

Our NPL ratio (excluding loans held for sale) had decreased from 2.13% as of December 31, 2021 to 1.12% as of December 31, 2022, and remained relatively stable at 1.11% as of December 31, 2023.

Our allowance ratio (excluding loans held for sale) has decreased from 10.36% as of December 31, 2021 to 8.22% as of December 31, 2022, and to 7.90% as of December 31, 2023, the decrease of allowance ratio (excluding loans held for sale) from December 31, 2022 to December 31, 2023 was mainly due to the decrease of the outstanding principle of delinquent loans. Our NPL provision coverage ratio has increased from 487.21% to 720.38% and remain relatively stable at 713.25% as of the same dates.

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the delinquency and NPL ratios for loans introduced under the collaboration model and the loans under the traditional facilitation model by first lien and second lien as of December 2021, 2022 and 2023, respectively, presented based on the revised charge-off policy, except that for 2023, we have ceased calculating and providing delinquency and NPL ratio under the traditional facilitation model separately because the balance of outstanding loan principal under the traditional facilitation model was small and immaterial to the overall loan portfolio.

As of December 31, 2023*
(Including loans held for sale)	Total
First lien
Delinquency Ratio	38.51%
NPL Ratio	24.90%
Second lien
Delinquency Ratio	31.65%
NPL Ratio	18.88%

As of December 31, 2023*
(Excluding loans held for sale)	Total
First lien
Delinquency Ratio	17.41%
NPL Ratio	1.38%
Second lien
Delinquency Ratio	14.40%
NPL Ratio	0.94%

	As of December 31, 2022
(Including loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	94.87%	39.77%	40.08%
NPL Ratio	87.44%	21.15%	21.59%
Second lien
Delinquency Ratio	36.43%	30.92%	30.98%
NPL Ratio	36.41%	14.86%	15.09%

	As of December 31, 2022
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	71.82%	21.83%	21.84%
NPL Ratio	30.99%	1.06%	1.11%
Second lien
Delinquency Ratio	2.92%	17.69%	17.57%
NPL Ratio	2.89%	1.14%	1.16%

	As of December 31, 2021
(Including loans held for sale)**	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	76.88%	31.65%	32.62%
NPL Ratio	60.67%	15.62%	16.59%
Second lien
Delinquency Ratio	77.87%	21.23%	22.07%
NPL Ratio	67.30%	8.04%	8.92%

*	As of December 31, 2023, we ceased calculating and providing delinquency and NPL ratio under the traditional facilitation model separately because the balance of outstanding loan principal under the traditional facilitation model was small and immaterial to the overall loan portfolio.

**	Certain December 31, 2021 amounts in loans held-for-sale have been corrected for an immaterial error identified. Please refer to Note 2(w) to our Consolidated Financial Statements December 31, 2020, 2021 and 2022 on page F-31 of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange on April 25, 2023.

	As of December 31, 2021
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	49.66%	18.93%	19.29%
NPL Ratio	14.39%	2.96%	3.10%
Second lien
Delinquency Ratio	46.04%	14.09%	14.31%
NPL Ratio	20.27%	1.42%	1.55%

As of December 31, 2023, loans under the traditional facilitation model are all transferred by third parties in installment and classified as loans held for sale. The balance of outstanding loan principal under the traditional facilitation model was relatively small and constitute an immaterial proportion to the overall loan portfolio. We believe such ratios do not accurately reflect the loan performance and could no longer be used as a measure of our risk assessment and post-loan management abilities, as the result, we have ceased calculating and providing delinquency and NPL ratio under the traditional facilitation model separately in 2023.

The following tables illustrate the amount of loans (excluding loans held for sale) we facilitate by collateral type for which we have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category as of December 31, 2021, 2022 and 2023, respectively.

	As of December 31, 2023
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	93,325	36,620	39.2%
House	8,391	3,294	39.3%
Commercial Property	-	-	-
Total	101,716	39,914	39.2%

	As of December 31, 2022
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	86,717	12,248	14.1%
House	-	-	-
Commercial Property	15,847	-	-
Total	102,564	12,248	11.9%

	As of December 31, 2021
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	193,021	60,308	31.2%
House	3,824	729	19.1%
Commercial Property	3,159	443	14.0%
Total	200,004	61,480	30.7%

We incur losses and charge-off loans when we determine that the loan is uncollectable. We consider loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible and the balance shall be written down to net realizable value (fair value of collaterals, less estimated cost sell):

(i)	death of the borrower;

(ii)	identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments;

(iii)	sales of loans to third parties;

(iv)	settlement with the borrower, where the Company releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral;

(v)	disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or

(vi)	loans are 180 days past due unless both well-secured and in the process of collection.

The following table sets forth our charge-off ratio for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
Charge-off ratio	0.85%	0.43%	0.82%

Our charge-off ratio was 0.85%, 0.43% and 0.82% in 2021, 2022 and 2023. We continue to dispose of collateral through judicial or arbitration proceedings and utilize other quick disposal plans available to manage NPLs. Meanwhile, we also transfer loans to third parties in exchange for proceeds upfront to quickly recover overdue loans, and the related gains or losses from such sale will be accounted for as other gains/(losses) in our consolidated statements of comprehensive income.

The tables below set forth the amortized cost of the loans (including loans held for sale) that were resolved by the different charge-off scenario above, the allowances recorded on those loans at the time of charge-off, additional provision for loan losses recorded at the time of the time of the scenario, in addition to the charge-off amounts as of December 31, 2021, 2022 and 2023:

	As of December 31, 2023
	Charge-off	Amortized cost of the loans	Allowance	Additional provision(1)
	RMB in thousands
Sales of loans to third parties(2)	4,158	4,628	1,746	(3,398)
Settlement with the borrower	200	678	-	(200)
Disposal through legal proceedings	138	962	-	(139)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	78,456	302,600	205,252	-
Total	82,952	308,868	206,998	(3,738)

	As of December 31, 2022
	Charge-off	Amortized cost of the loans	Allowance	Additional provision(1)
		RMB in thousands
Sales of loans to third parties(2)	4,943	12,518	15,208	(3,861)
Settlement with the borrower	50	83	-	-
Disposal through legal proceedings	7	679	-	-
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	41,599	50,879	195,582	(10,106)
Total	46,600	63,388	211,552	(13,966)

	As of December 31, 2021*
	Charge-off	Amortized cost of the loans	Allowance	Additional provision(1)
	RMB in thousands
Sales of loans to third parties(2)	10,610	67,409	26,858	(643)
Settlement with the borrower	2,827	94,074	16,385	(3,196)
Disposal through legal proceedings	5,633	53,258	1,732	(1,514)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-
Loans that are 180 days past due(3)	67,615	1,041,370	-	-
Total	86,685	1,256,111	44,975	(5,353)

Notes:

*	Certain December 31, 2021 amounts in loans held-for-sale have been corrected for an immaterial error identified. Please refer to Note 2(w) to our Consolidated Financial Statements December 31, 2020, 2021 and 2022 on page F-31 of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange on April 25, 2023.

(1)	Additional provisions refer to the total amount of additional losses of individual loans, which is beyond what was already recorded in the allowance for credit losses at the point of charge-off in different scenarios.

(2)	The loans sold to third parties are generally the ones that are over 90 days past due, which we have made a commercially reasonable effort to collect. In order to efficiently allocate resources and timely collect funds on impaired loans, we believe it is effective and efficient to sell certain loans that are over 90 days past due to third parties as we can save relevant costs that may occur during the time-consuming collection process. The delinquent loans are generally sold in bulk. The purchasers are all third parties and consist of (i) sales partners who choose to repurchase the delinquent loans they introduced according to their agreements signed with us, and (ii) local investment asset management companies, experienced law firms or other entities with legal, collection and disposal teams to handle delinquent loans and relevant collaterals. We have two approaches for the sale of loans to third parties, including (i) the sale that we do not retain any rights or obligations and such loans will be charged off from our balance sheet at the point of the sale and (ii) the sale that we retain certain rights or obligations such as an obligation to repurchase the loans after a certain period, and such loans sold are recorded as borrowings under agreements to repurchase in our balance sheet.

(3)	In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of recollection.

Selected Income Statement Items

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income. Net interest and fees income after collaboration cost represents total interest and fees income netting of total interest and fees expenses and collaboration cost for sales partners. In 2021, 2022 and 2023, we generated net interest and fees income after collaboration cost of RMB614.6 million, RMB683.3 million and RMB775.9 million (US$109.3 million), respectively. Total non-interest income/(losses) comprises of net gains/(losses) on sales of loans, net realized gains on sales of investments and other gains, net. In 2021, 2022 and 2023, we generated total non-interest losses of RMB438.4 million, non-interest income of RMB65.9 million and non-interest losses of RMB5.8 million (US$0.8 million), respectively.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of the trust plans and also provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated holder and (ii) a performance-based service fee of up to 5% per annum of the size of trust plans payable to us for our services provided to trust plans. As subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with service expenses of trust plans for accounting purposes. As a result, the total payments to us under our trust lending model, together with the interest spread under our small loan direct lending model and certain non-interest income, is reflected on our consolidated financial statements as total operating income. The following table sets forth a breakdown of our total operating income for the periods indicated.

	For the Year Ended December 31,
	2021*	2022	2023
	RMB	RMB	RMB	US$
Interest and fees income(1)	1,815,773,980	1,731,352,575	1,754,595,020	247,129,540
Interest and fees expenses(2)	(775,565,615)	(784,776,537)	(723,081,286)	101,843,869
Net interest and fees income	1,040,208,365	946,576,038	1,031,513,734	145,285,671
Net revenue under the commercial bank partnership model(3)	107,072	57,551,005	87,936,005	12,385,527

Collaboration cost for sales partners	(425,736,650)	(320,826,549)	(343,508,143)	(48,382,110)
Net interest and fees income after collaboration cost	614,578,787	683,300,494	775,941,596	109,289,088
Non-interest income/(losses)
Realized gains on sales of investments, net	19,170,436	20,566,672	6,548,484	922,335
Net losses on sales of loans	(479,584,775)	(44,554,948)	(17,190,545)	(2,421,238)
Other gains, net(1) (4)	22,061,842	89,914,038	4,847,597	682,770
Total non-interest (losses)/income	(438,352,497)	65,925,762)	(5,794,464)	(816,133)
Total operating income	176,226,290	749,226,256	770,147,132	108,472,955

Note:

*	We have identified an immaterial error and corrected the amounts of loans held-for-sale, guaranteed assets, provision for credit losses and net gains on sales of loans in the comparative period presentation. For details, please refer to Note 2(w) to our Consolidated Financial Statements December 31, 2020, 2021 and 2022 on page F-31 of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange on April 25, 2023.

(1)	Interest and fees income include (i) interest and financing service fees on loans, (ii) interest income on debt securities, (iii) interest income charged to sales partners, and (iv) interest on deposits with banks. The interest income charged to sales partners in 2021 was immaterial and was previously presented as “fund possession fee” under “other gains/(losses), net”. The interest income on debt securities was nil in 2021.

(2)	Interest and fees expenses refer to interest expenses on interest-bearing borrowings.

(3)	The Company has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022.

(4)	Certain provision for guarantee liabilities in 2021 was immaterial and presented under “other gains, net”. Provision for guarantee liabilities has been reclassified from “other gains, net” to “provision for credit losses” in 2022.

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

Interest income charged to sales partners

In the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, the Company charges certain percentage of the loan as the interest income charged to sales partners. Interest income charged to sales partners refers to the cost of and interest on the partner’s 40% repayment and instalment repurchase options under collaboration model.

Interest on deposits with banks

Our interest on deposits with banks represents interest generated from our cash deposits with banks.

Interest and fees expenses

We recorded interest and fees expenses of RMB775.6 million, RMB784.8 million and RMB723.1 million (US$101.8 million) in 2021, 2022 and 2023, respectively.

Our interest and fees expenses consists of interest expenses on interest-bearing borrowings and interest expenses paid to related parties. In 2021, 2022 and 2023, the interest expenses on interest-bearing borrowings was RMB775.6 million, RMB784.8 million and RMB723.1 million (US$101.8 million), accounting for 100%, 100% and 100%, respectively, of our total interest and fees expenses for the same periods.

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

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners. It has increased from RMB320.8 million in 2022 to RMB343.5 million (US$48.4 million) in 2023, primarily due to an increase of daily average outstanding loan principal under the trust lending model in 2023 as compared to 2022, and also the involvement of sales partners in the commercial bank partnership model since the beginning of 2023.

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

The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	211,168,519	119.8%	197,035,872	26.3%	204,573,389	28,813,559	26.6%
Share-based compensation expenses	18,766,367	10.6%	5,774,266	0.8%	7,517,349	1,058,796	1.0%
Taxes and surcharges	35,729,101	20.3%	35,890,761	4.8%	31,343,671	4,414,664	4.1%
Operating lease cost	14,764,364	8.4%	13,966,943	1.9%	16,366,797	2,305,215	2.1%
Other expenses	100,500,388	57.0%	85,889,497	11.5%	121,520,772	17,115,843	15.8%
Total operating expenses	380,928,739	216.2%	338,557,339	45.2%	381,321,978	53,708,077	49.5%

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Other expenses
Advertising and promotion expenses	29,171,942	16.6%	32,412,727	4.3%	49,828,134	7,018,146	6.5%
Litigation fees and Attorney fees	18,697,784	10.6%	7,680,633	1.0%	1,714,117	241,428	0.2%
Entertainment and traveling expenses	10,793,089	6.1%	9,740,873	1.3%	15,252,790	2,148,311	2.0%
Office and commute expenses	10,711,801	6.1%	7,791,694	1.0%	10,792,783	1,520,132	1.4%
Consulting fees	9,330,732	5.3%	12,016,260	1.6%	17,480,308	2,462,050	2.3%
Communication expenses	3,861,529	2.2%	2,424,242	0.3%	2,826,369	398,086	0.4%
Depreciation and amortization	3,821,788	2.2%	2,244,279	0.3%	1,753,032	246,909	0.2%
Directors and officers liability insurance	3,545,117	2.0%	3,474,151	0.5%	3,613,489	508,949	0.5%
Research and development expenses	1,602,095	0.9%	760,465	0.1%	1,791,754	252,363	0.2%
Post-loan management fee	-	-	-	-	10,481,523	1,476,292	1.4%
Others	8,964,511	5.1%	7,344,173	1.0%	5,986,473	843,177	0.8%
Total other expenses	100,500,388	57.0%	85,889,497	11.5%	121,520,772	17,115,843	15.8%

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

PRC

Our subsidiaries and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008, and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, which became effective on May 1, 2016, as amended on March 20, 2019, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the PRC territory are required to pay value-added tax instead of business tax. Following the implementation of the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, most of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 3% or 6%, instead of business tax.

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

Revenue recognition

Interest and financing service fees on loans which are amortized over the contractual life of the related loans are recognized in consolidated statements of comprehensive income in accordance with Accounting Standard Codification (“ASC”) 310 using the effective interest method. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with guarantee services under commercial bank partnership model is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. Also, asset management revenue and revenue from rendering of services are recognized in accordance with ASC 606 when following conditions are met: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

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

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-facilitation services. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB67.08million and RMB17.53 million as of December 31, 2022 and 2023, respectively. 64.6% and 100% of the remaining performance obligations will be recognized over the following 12 months for the years ended December 31, 2022 and 2023, respectively.

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

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing January 1, 2020, CNFinance adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with a current expected credit loss methodology (“ACL”), which is based on past events, current conditions and reasonable and supportable forecasts over the life of the loans. ASC 326 defines the ACL as a valuation account that is deducted from the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

The ACL includes collectively evaluated (“collective ACL”) and individually evaluated (“individual ACL”) allowance for credit losses. The Group aggregates loans sharing similar risk characteristics into pools for purposes of measuring expected credit losses. Pools are reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. Expected credit losses for loans that do not share similar risk characteristics with other financial assets are measured individually.

The collective ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The collective ACL utilizes probability of default (PD) and loss given default (LGD) models, and is the product of multiplying PD, LGD, and exposure at default (EAD) for nondelinquent loans, delinquent loans within 90 days. The PD is computed based on the historical delinquency data, adjusted for a macroeconomic forecast, which considers selected economic variables and the weighting of multiple macroeconomic forecast scenarios over the life of the loans. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, gross-domestic product, total retail sales of consumer goods and urban per capita disposable income. The LGD model considers historical loss experience period. The qualitative component of the collective ACL represents the Group’s judgment of additional considerations to account for external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors.

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

The individual ACL is estimated on an individual basis for loans whose payments are contractually past due more than 90 days or do not share similar risk characteristics.. A financial asset is collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When a collateral-dependent financial asset is probable of foreclosure, the Group will utilize the discounted cash flow (“DCF”) model, and is determined by comparing the amortized cost with the present value of the projected cashflow for the underlying collateral. The projected cashflow is calculated based on fair value of collateral provided by third-party appraisers, adjusted for the estimated disposal discounts on the collateral and cost to sell.

Under the trust lending model, when the Group grants a loan through a trust plan, the loan is with the borrower and guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses”, separate disclosure of the increase in guaranteed recoverable assets is included in the roll forward of the “allowance for credit losses”. The income statement caption was disclosed as “Provision for credit losses, net of increase in increase in guaranteed recoverable assets”.

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

(ii) Off-balance sheet loans

For loans funded by the proceeds from third-party commercial banks, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, the Group offers loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by the Group. The Group continues to provide post-facilitation services to the borrowers over the term of the loan agreement. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

Under the commercial bank partnership model, when the third-party commercial banks grant loans, the Group provides guarantee services to commercial banks and takes on all of the credit risk of the borrowers. Also, if the loan is referred to the Group by a separate counterparty (the sales partner), the credit risk of the borrower will be transferred to the sales partner. As such, under the definition of ASC 326-20-20, the guarantee arrangement between the third-party commercial banks and the Group and between the Group and the sales partner would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The income statement caption was disclosed as “Provision for credit losses, net of increase in increase in guaranteed recoverable assets”.

Guarantee liabilities

Starting from 2021, the Group started to cooperate with third-party financing guarantee corporations that provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, third-party financing guarantee corporations will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to third-party financing guarantee corporations for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to third-party financing guarantee corporations and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees.

The Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of these financial guarantee provided for off-balance sheet loans under commercial bank partnership model, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, and a contingent guarantee liability with an allowance for credit losses of the underlying loans under current expected credit loss methodology, which includes both quantitative and qualitative components. The collective ACL utilizes probability of default (PD) and loss given default (LGD) models, and is the product of multiplying PD, LGD, and exposure at default (EAD) for guarantee liabilities. The PD is computed based on the historical delinquency data, adjusted for a macroeconomic forecast, which considers selected economic variables and the weighting of multiple macroeconomic forecast scenarios over the life of the off-balance sheet loans. The LGD model considers historical loss experience period. The qualitative component of the collective ACL represents the Group’s judgment of additional considerations to account for external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors.

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

In January 2017, SFIL adopted the 2017 SFIL Share Incentive Plan, or the 2017 Plan. Under the 2017 Plan, SFIL granted 187,933,730 options to its certain management members and employees to purchase up to 187,933,730 ordinary shares. The term of the options will not exceed ten years from the date of the grant. Accordingly, 60%, 20% and 20% of the award options shall vest on December 31 of each of the years 2017 to 2019, respectively. Unless terminated earlier, the 2017 Plan will terminate automatically in 2022 to 2024, respectively.

On August 27, 2018, we adopted our 2018 CNFinance Holdings Limit Share Incentive Plan, or the 2018 Plan to replace the 2017 Plan and granted 187,933,730 options to certain management members and employees to purchase up to 187,933,730 of our ordinary shares under this 2018 Plan to replace the granted and outstanding options under the 2017 Plan. Except for the extension of the 20% of the 2017 Option’s termination year, which was vested in December 31,2017, by one year to December 31st, 2023, all terms of the 2017 Option Plan and the 2018 Share Option Plan were the same.

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

On December 31, 2023, 80% of the options issued in 2018 had expired. The Board authorized the Company to extend the expiration date of the expired portion from December 31, 2023 to December 31, 2024.

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

Excluding the options containing service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (“2018 Option”)	Share awards granted on January 3, 2019 (“2019 Option”)	Share awards granted on December 31, 2023 (“Extend 2018 Option”)
Expected volatility	40.00%	41.52%	59.27%
Expected dividends	—	—	—
Risk-free interest rate	3.10%	3.12%	2.08%
Expected term (in years)	5	5	—
Expected life (in years)	6	8	1

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

Date of options grant	Options granted	Exercise price	Fair value of option	Fair value of ordinary shares
January 3, 2017	75,173,492	RMB0.50	RMB1.26	RMB1.72

Date of options grant	Options granted	Exercise price	Fair value of option	Fair value of ordinary shares
January 3, 2017	112,760,238	RMB0.50	RMB1.27	RMB1.72
December 31, 2019	83,772,346	RMB1.00	RMB0.71	RMB1.40
December 31, 2019	35,902,434	RMB1.00	RMB0.75	RMB1.40
December 31, 2023	150,346,984	RMB0.50	RMB0.34	RMB0.29

For the 2018 Option, the Group recognized compensation expenses of RMB39,715,168 and RMB15,886,067 in year 2018 and 2019, respectively. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized. There was no income tax benefit recognized associated with the share-based compensation expenses. On December 31, 2023, 80% of the 2018 Option has expired. The Board authorized the Group to postpone the expiration date of the expired portion from December 31, 2023 to December 31, 2024. As of December 31, 2023, the Group recognized compensation expenses of RMB7,517,349.

For the 2019 Option, the Group recognized compensation expenses of RMB18,766,367, RMB5,774,266 and nil in year 2021, 2022 and 2023, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2023, the expenses in relation to the 2019 Option have been fully recognized.

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

	For the Year Ended December 31
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
Adjusted net income	550,530,009	176,925,893	83,973,831	141,125,677	172,134,910	24,244,695

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

	For the Year Ended December 31
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
Net Income	534,643,942	114,852,526	65,207,464	135,351,411	164,617,561	23,185,899
Add: share-based compensation expenses	15,886,067	62,073,367	18,766,367	5,774,266	7,517,349	1,058,796
Adjusted net income	550,530,009	176,925,893	83,973,831	141,125,677	172,134,910	24,244,695

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Interest and fees income	1,815,773,980	1,731,352,575	1,754,595,020	247,129,540
Interest expenses on interest-bearing borrowings	(775,565,615)	(784,776,537)	(723,081,286)	(101,843,869)
Net interest and fees income	1,040,208,365	946,576,038	1,031,513,734	145,285,671
Net revenue under the commercial bank partnership model	107,072	57,551,005	87,936,005	12,385,527
Collaboration cost for sales partners	(425,736,650)	(320,826,549)	(343,508,143)	(48,382,110)
Net interest and fees income after collaboration cost	614,578,787	683,300,494	775,941,596	109,289,088
Provision for credit losses, net of increase in guaranteed recoverable assets	298,467,893	(238,084,863)	(177,282,998)	(24,969,788)
Provision for cost method investment	-	-	(5,907,577)	(832,065)
Net interest and fees income after collaboration cost and provision	913,046,680	445,215,631	592,751,021	83,487,235
Realized gains on sales of investments, net	19,170,436	20,566,672	6,548,484	922,335
Net losses on sales of loans	(479,584,775)	(44,554,948)	(17,190,545)	(2,421,238)
Other gains, net	22,061,842	89,914,038	4,847,597	682,770
Total non-interest (losses)/income	(438,352,497)	65,925,762	(5,794,464)	(816,133)
Operating expenses
Employee compensation and benefits	(211,168,519)	(197,035,872)	(204,573,389)	(28,813,559)
Share-based compensation expenses	(18,766,367)	(5,774,266)	(7,517,349)	(1,058,796)
Taxes and surcharges	(35,729,101)	(35,890,761)	(31,343,671)	(4,414,664)
Operating lease cost	(14,764,364)	(13,966,943)	(16,366,797)	(2,305,215)
Other expenses	(100,500,388)	(85,889,497)	(121,520,772)	(17,115,843)
Total operating expenses	(380,928,739)	(338,557,339)	(381,321,978)	(53,708,077)
Income before income tax expense	93,765,444	172,584,054	205,634,579	28,963,025
Income tax expense	(28,557,980)	(37,232,643)	(41,017,018)	(5,777,126)
Net income	65,207,464	135,351,411	164,617,561	23,185,899
Earnings per share
Basic	0.05	0.10	0.12	0.02
Diluted	0.05	0.09	0.11	0.02
Other comprehensive (losses)/income
Foreign currency translation adjustment	(6,936,969)	15,181,518	867,116	122,131
Comprehensive income	58,270,495	150,532,929	165,484,677	23,308,030
Less: net income attributable to non-controlling interests	-	970,379	19,377,314	2,729,238
Total comprehensive income attributable to ordinary shareholders	58,270,495	149,562,550	146,107,363	20,578,792

*:	We have identified an immaterial error and corrected the amounts of loans held-for-sale, guaranteed assets, provision for credit losses and net gains on sales of loans in the comparative period presentation. For details, please refer to Note 2(w) to our Consolidated Financial Statements December 31, 2020, 2021 and 2022 on page F-31 of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange on April 25, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Interest and fees income

Total interest and fees income for fiscal year 2023 increased by 1.3% to RMB1,754.6 million (US$247.1 million) as compared to RMB1,731.4 million for the same period of 2022.

Interest and financing service fees on loans

Interest and financing service fees on loans increased by 0.3%  to RMB1,580.0 million (US$222.5 million) for the fiscal year of 2023 as compared to RMB1,574.7  million for the same period of 2022, primarily attributable to combined effect of increase in the balance of average daily outstanding loan principal and decrease of weighted average interest rate of loans outstanding in 2023.

Interest income charged to sales partners

Interest income charged to sales partners, representing interest charged to sales partners who choose to repurchase default loans in installments, increased by 10.2% to RMB134.5 million (US$18.9 million) for the fiscal year of 2023 from RMB122.0 million in the same period of 2022, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest income on debt securities

Interest income on debt securities decreased to RMB20.5   million (US$2.9   million) in 2023 from RMB21.6 million in 2022.

Interest on deposit with banks

Interest on deposits with banks increased by 49.6% to RMB19.6 million (US$2.8 million) for the fiscal year of 2023 as compared to RMB13.1 million for the same period of 2022, primarily due to the higher daily average amount of time deposits during the year.

Interest and fees expenses

Total interest and fees expenses refer to interest expenses on interest-bearing borrowings and decreased by 7.9% to RMB723.1 million (US$101.8 million) for the fiscal year of 2023 as compared to RMB784.8 million for the same period of 2022, primarily due to the lower funding cost of trust company partners.

Net interest and fees income

As a result of the foregoing, net interest and fees income increased by 9.0% to RMB1,031.5 million (US$145.3 million) for the fiscal year of 2023 as compared to RMB946.6 million for the same period of 2022.

Net revenue under the commercial bank partnership model

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrowers and providing technical assistance to the borrowers and banks, net of fees paid to third-party guarantor and commissions paid to sales channels, increased by 52.6% to RMB87.9 million (US$12.4 million) for the fiscal year of 2023 from RMB57.6 million in the same period of 2022. The increase was primarily due to the increase of loans recommended to commercial banks in 2023 as compared to the same period of 2022.

Collaboration cost for sales partners

Collaboration cost for sales partners representing sales incentives paid to sales partners increased by 7.1% to RMB343.5 million (US$48.4 million) for the fiscal year of 2023 as compared to RMB320.8 million for the same period of 2022, primarily attributable to an increase of daily average outstanding loan principal under the trust lending model in 2023 as compared to 2022, and also the involvement of sales partners in the commercial bank partnership model since the beginning of 2023.

Net interest and fees income after collaboration cost

Net interest and fees income after collaboration cost was RMB775.9 million (US$109.3 million) for the fiscal year of 2023 representing an increase of 13.5% as compared to RMB683.4 million for the same period of 2022.

Provision for credit losses

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model was RMB183.2million  (US$25.8  million) for the fiscal year of 2023 as compared to RMB238.1 million in the same period of 2022, primarily attributable to the lower delinquency ratio. Besides, in the fiscal year of 2023, some sales partners who forfeited their Credit Risk Mitigation Positions (CRMPs) due to the inability to fulfil their obligations to repurchase delinquent loans during the first half of 2023 were able to recommence their payments, in addition, we started to involve sales partners under the commercial bank partnership since the beginning of 2023, which has jointly led to an increase of guarantee assets and also provided more protection to the loans

Realized gains on sales of investments, net

Realized gains on sales of investments, net representing realized gains from the sales of investment securities was RMB6.5 million(US$0.9 million) for the fiscal year of 2023, as compared to RMB20.6 million in the same period of 2022.

Net losses on sales of loans

Net losses on sales of loans was RMB17.1 million (US$2.4 million) for the fiscal year of 2023 as compared to RMB44.6 million in the same period of 2022.

Other gains, net

Other gains, net was RMB4.8 million (US$0.8 million) for the fiscal year of 2023, compared with RMB89.9 million in the same period of 2022. Starting in the second half of 2023, the balance of CRMPs forfeited by the sales partners has decreased as we refined our installment policies to ease the liquidity pressure of sales partners. When CRMPs deposited by sales partners are confiscated by the Company, the Company will recognize the amount forfeited in other gain. In the fourth quarter of 2023, some sales partners who forfeited their CRMPs were able to continue to fulfil their guarantee responsibility, and associated CRMPs will not be deemed as confiscated.

Total operating expenses

Our total operating expenses increased by 12.6% to RMB381.4 million (US$53.7 million) for the fiscal year of 2023 as compared to RMB338.6 million for the same period of 2022.

Employee compensation and benefits

Employee compensation and benefits increased by 3.9% to RMB204.6 million (US$28.8 million) for the fiscal year of 2023 as compared to RMB197.0 million for the same period of 2022, primarily due to an increase in the performance-based bonuses as a result of an increase in loan origination volume in 2023.

Share-based compensation expenses

Share-based compensation expenses increased by 29.3% to RMB7.5 million (US$1.1 million) for the fiscal year of 2023 as compared to RMB5.8 million for the same period of 2022. In the fourth quarter of 2023, the Board authorized the Company to postpone the expiration date of the share option plan adopted on December 31, 2018 (2018 Option) from December 31, 2023 to December 31, 2024, and the related incremental compensation cost of RMB7.5 million was recognized at the original expiration date.

Taxes and surcharges

Taxes and surcharges decreased by 12.8% to RMB31.3 million (US$4.4 million) for the fiscal year of 2023 as compared to RMB35.9 million for the same period of 2022. primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. The Company lowered the “Service fees charged to trust plans” in 2023.

Operating lease cost

Operating lease cost increased by 17.1% to RMB16.4 million (US$2.3 million) for the fiscal year of 2023 as compared to RMB14.0 million for the same period of 2022.

Other expenses

Other expenses increased by 41.6% to RMB121.6 million (US$17.1 million) for the fiscal year of 2023 as compared to RMB85.9 million for the same period of 2022, primarily due to (a) the increase in fees paid to local channels. Local channels are rewarded for referring sales partners to the Company, and will also receive commission of a certain percentage of loans recommended to the Company by the sales partners they have referred; and (b) increase in service fee for third-party post-loan management.

Income tax expenses

Income tax expenses increased by 10.2% to RMB41.0 million (US$5.8 million) for the fiscal year of 2023 as compared to RMB37.2 million for the same period of 2022 primarily due to an increase in the amount of taxable income.

Net income

Net income increased by 21.5% to RMB164.5  million (US$23.2 million) for the fiscal year of 2023 as compared to RMB135.4 million for the same period of 2022.

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing, operating and investing activities. As of December 31, 2023, we had cash and cash equivalents of RMB2.0 billion (US$0.3 million), as compared to cash and cash equivalents of RMB1.8 billion as of December 31, 2022, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash provided by operating activities	689,692,306	919,253,112	1,705,760,744	240,251,376
Net cash used in investing activities	(2,350,564,315)	(1,098,197,823)	(2,483,913,809)	(349,851,943)
Net cash provided by/(used in) financing activities	1,932,580,262	(288,156,250)	1,005,540,570	141,627,427
Net increase/(decrease) in cash, cash equivalents and restricted cash	271,708,253	(467,100,961)	227,387,505	32,026,860
Cash, cash equivalents and restricted cash at the beginning of year	1,960,922,758	2,231,437,361	1,772,184,145	249,606,916
Effect of exchange rate change on cash, cash equivalents and restricted cash	(1,193,650)	7,847,745	2,030,770	286,028
Cash, cash equivalents and restricted cash at the end of the year	2,231,437,361	1,772,184,145	2,001,602,420	281,919,805

Operating Activities

Net cash provided by operating activities in 2023 was RMB1705.8 million (US$240.3 million) due to net income of RMB164.6 million (US$23.2 million), mainly adjusted for (i) provision for credit losses of RMB177.3 million, (ii) share-based compensation expenses of RMB7.5 million, (iii) depreciation and amortization of RMB1.8 million, (iv) losses on sale of loans of RMB17.2 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB629.0 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,896.1 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB12.6 million, (ii) a decrease in other operating assets of RMB15.1 million, (iii) a decrease in deposits of RMB18.0 million, (iv) an increase of CRMP of RMB234.5 million and (v) and increase in guarantee deposits of RMB142.0 million.

Net cash provided by operating activities in 2022 was RMB919.3 million (US$133.3 million) due to net income of RMB135.4 million (US$19.6 million), mainly adjusted for (i) provision for credit losses of RMB238.1 million, (ii) share-based compensation expenses of RMB5.8 million, (iii) depreciation and amortization of RMB2.2 million, (iv) losses on sale of loans of RMB44.6 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB585.4 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,550.0 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB12.5 million, (ii) an increase in other operating assets of RMB167.2 million, (iii) a decrease in deposits of RMB11.9 million, (iv) an increase of CRMP of RMB6.2 million and (v) an increase in guarantee deposits of RMB168.8 million.

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

Investing Activities

Net cash used in investing activities was RMB2,483.9 million (US$349.8 million) in 2023, which was attributable to (i) purchase of investment securities of RMB2,868.7 million, (ii) purchases of property, equipment and intangible assets of RMB114.5 million, and (iii) loans originated, net of principal collected of RMB3,040.8 million, offset by (i) proceeds from sales of investment securities of RMB2,973.9 million, (ii) proceeds from sales of loans of RMB1,203.0 million, and (iii) proceeds from disposal of non-marketable equity securities of RMB3.4 million.

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

Financing Activities

Net cash provided by financing activities was RMB1,005.5 million (US$141.6 million) in 2023, which was attributable to proceeds from interest-bearing borrowings of RMB10,402.3 million, offset by repayment of interest-bearing borrowings of RMB9,294.9 million.

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

Capital Expenditures

Our capital expenditures represent purchases of property, equipment and intangible assets necessary to support our operations. Our capital expenditures were RMB3.8 million, RMB89.9 million and RMB114.5 million (US$16.1 million) in 2021, 2022 and 2023, respectively. The increase in capital expenditures in 2023 was primarily due to the fact that the Company purchased an new office in Guangzhou, China in 2023.

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

The following tables present the operating lease cost and other supplemental information.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost(1)	14,764,364	13,966,943	16,366,797

(1)	Amounts include short-term leases that are immaterial.

December 31, 2023
RMB
Weighted-average remaining lease term	2.76 Year
Weighted-average discount rate	4.74%
Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	16,927,380
ROU assets obtained in exchange for new operating lease liabilities	27,827,938

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2023:

Year Ended December 31,	RMB
2024	12,812,205
2025	6,691,928
2026	4,935,462
2027	3,427,888
2028	-
Thereafter	-
Total future operating lease payments	27,867,483
Less: imputed interest	(1,794,010)
Total present value of operating lease liabilities	26,073,473

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

In 2021, 2022 and 2023, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

In addition, our subsidiaries in the PRC are only permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the PRC GAAP were RMB2,853.7 million, RMB2,990.3 million and RMB3,124.3 million (US$440.1 million), as of December 31, 2021, 2022 and 2023, respectively.

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

As of the date of this annual report, the majority of our PRC subsidiaries are still required to contribute to general reserve fund and these contributions are not expected to cease in the near term. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB423.3 million, RMB428.4 million and RMB432.6 million (US$60.9 million) as of December 31, 2021, 2022 and 2023, respectively. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by CNFinance in the event it is deemed as a PRC resident enterprise for PRC tax purposes.

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

Recent Accounting Pronouncements

The ASU 2022-02 was adopted on a prospective basis and was effective for the Group on January 1, 2023. The Amendment eliminates the accounting guidance for troubled debt restructurings (TDRs) by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The Amendment also sets the guidance for vintage disclosures to require disclosure of current period gross charge-offs by year of origination. Adoption of the accounting standard did not have a significant impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, which improved reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU 2023-07 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2024. The ASU is currently not expected to have a significant impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU 2023-09 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2025, although early adoption is permitted. The ASU is currently not expected to have a significant impact on the Group’s consolidated financial statements.

5.C. Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses which was reported in other expenses of the consolidated statements of comprehensive income were RMB1.6 million, RMB0.8 million and RMB1.8 million (US$0.25 million) in 2021, 2022 and 2023, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect out reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate out estimates based on historical experience and on various other assumptions that from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used n the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Allowance for credit loss and guaranteed liabilities

Commencing January 1, 2020, we adopted ASC 326, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with a current expected credit loss methodology that is referred to as the ACL model. Allowance for credit losses represents our estimate of probable losses inherent in the portfolio, and the guaranteed liabilities represents our estimate of probable losses of providing financial guarantee services for the off-sheet loans under the commercial bank partnership model. Estimation of ACL requires us to make assumptions regarding the likelihood and severity of credit loss events and their impact on expected cash flows, which drive the probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. we incorporate forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These variables include, but are not limited to, gross-domestic product rates and consumer price indexes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 703A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

Directors and Executive Officers	Age	Position/Title
Bin Zhai	54	Chairman, Director, Chief Executive Officer
Jun Qian	51	Director and Vice President
Fengyong Gao	54	Independent Director
Lin Xu	62	Independent Director
Xi Wang	55	Independent Director
Ge Yang	53	Independent Director
Zehui Zhang	51	Vice President
Huiling Jiang	44	Vice President
Jing Li	43	Acting Chief Financial Officer

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

Lin Xu has served as our Independent Director since our initial public offering. Mr. Xu currently serves as the chairman of the board of U.S.-China Green Fund. Prior to that, Mr. Xu served as the director general of China Center for Urban Development of NDRC from 2017 to 2018, the director general of Development Planning Department of NDRC from 2012 to 2017. Mr. Xu also served as the director general of Fiscal and Financial Affairs Department of NDRC from 2006 to 2012 and as the deputy director general of Development Planning Department of NDRC from 2002 to 2006. Mr. Xu received his bachelor’s degree in mathematics from Hunan Shaoyang Normal College, his first master’s degree in economics from Nankai University and his second master’s degree of public administration from the Lee Kuan Yew School of Public Policy at National University of Singapore.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB5.7 million (US$0.8 million) in cash to our executive officers (including our executive directors), and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2023, we paid for our executive officers (including our executive directors) an aggregate of RMB430,686 (US$60,661) of social insurance plans and housing provident funds required by PRC law. We did not pay such insurance or housing fund for our non-executive directors. For share incentive grants to our directors and executive officers, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

On December 31, 2023, 80% of the options issued in 2018 had expired. The Board authorized the Company to extend the expiration date of the expired portion from December 31, 2023 to December 31, 2024.

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

Name	Number of Options Outstanding (1)	Ordinary Shares Underlying Equity Awards Granted (1)	Exercise Price (Per share) (1)	Date of Grant (1)	Date of Expiration
Bin Zhai	40,000,000	40,000,000	RMB0.5	January 3, 2017	December 31,2024
Ning Li	30,000,000	30,000,000	RMB0.5	January 3, 2017	December 31,2024
Jun Qian	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31,2024
Zehui Zhang	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31,2024
All directors and executive officers as a group	110,000,000	110,000,000	RMB0.5	January 3, 2017	December 31,2024

Notes:

(1)	Does not include 35,902,434 options to purchase up to 35,902,434 of our ordinary shares granted under the 2018 Plan on December 31, 2019, with an exercise price of RMB1.0 per share. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date.

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

6.C. Board Practices

Board of Directors

Our Board of Directors consists of six directors, including four independent directors. A director is not required to hold any shares in our company to qualify to serve as a director.

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

6.D. Employees

We had 897 employees as of December 31, 2023. Our employees are based in our headquarters in Guangzhou, Guangdong province and various local offices over 50 cities across China.

The following table sets forth the breakdown of our employees by function as of December 31, 2023.

	As of December 31, 2023
Functions	Number	% of Total Employees
Risk Management	510	50%
Sales and Marketing	191	21%
General and Administration	89	10%
Finance	48	12%
Others	59	7%
Total	897	100%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2024, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 1,371,643,240 ordinary shares issued and outstanding as of the date of March 31, 2024.

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

	Ordinary Shares Beneficially Owned as of March 31, 2024
Functions	Number	%*
Directors and Executive Officers:†
Bin Zhai(1)	283,949,380	20.1%
Jun Qian(2)	20,000,000	1.4%
Zehui Zhang(3)	20,000,000	1.4%
Huiling Jiang	—	—
Jing Li	—	—
Fengyong Gao	—	—
Lin Xu	—	—
Xi Wang	—	—
Ge Yang	—	—
Principal Shareholders:
Kylin Investment Holdings Limited(4)	243,949,380	17.8%
S. Donald Sussman(5)	139,187,000	10.1%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,371,643,240, being the number of ordinary shares as of March 31, 2024 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2024.

†	The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 44/F Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 703A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

(1)	Includes (i) options we granted to Mr. Bin Zhai under the 2018 Plan to purchase up to 40,000,000 of our ordinary shares that are immediately exercisable; and (ii) the equity interest held by Mr. Bin Zhai through Kylin Investment Holdings Limited, or Kylin Investment, as set forth in note (4) below.

(2)	Includes options we granted to Mr. Jun Qian under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Jun Qian through Kylin Investment, as set forth in note (4) below.

(3)	Includes options we granted to Mr. Zehui Zhang under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Zehui Zhang through Kylin Investment, as set forth in note (4) below.

(4)	Represents 243,949,380 ordinary shares of our company held by Kylin Investment Holdings Limited, or Kylin Investment, a company incorporated in the British Virgin Islands. 50% of the total outstanding shares of Kylin Investment are held by Mr. Bin Zhai, our chairman and chief executive officer. 30% of the total outstanding shares of Kylin Investment are held by Mr. Ning Li, our former executive director and former chief financial officer. 10% of the total outstanding shares of Kylin Investment are held by Mr. Jun Qian, one of our officers and 10% of the total outstanding shares of Kylin Investment are held by Mr. Zehui Zhang, one of our officers. Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 of our ordinary shares held by Kylin Investment. The business address of Kylin Investment Holdings Limited is Floor 44, Building G, Winter Square, Gaode Land, Guangzhou, Guangdong Province, People’s Republic of China.

(5)	Represents 139,187,000 ordinary shares of our company held by Mr. S. Donald Sussman, which may be held, in part, in the forms of ADS, with each ADS representing 20 ordinary shares. The foregoing beneficial ownership information of Mr. S. Donald Sussman is based on the Amendment No.3 to the Schedule 13G filed by Mr. S. Donald Sussman with the SEC on February 14, 2024. The business address of Mr. S. Donald Sussman is 888 E Las Olas Blvd, Suite 710, Fort Lauderdale, Florida 33301-2395, U.S.A.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

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

Other Related Party Transactions

The Group did not have any other related party transactions in the year ended December 31, 2023.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 and as amended on December 29, 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes a beneficial owner of the Company’s ADSs or ordinary shares and:

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trust plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill and other intangible assets (to the extent attributable to the services we provide) and fee receivables on the other hand. The value of our goodwill and other intangible assets, and the extent to which our goodwill and other intangible assets should be treated as active assets are not entirely clear. Moreover, the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, which has been, and may continue to be, volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which as discussed above may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2023 and prior taxable years, and will likely be a PFIC for our 2024 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. Holders should consult their tax advisers regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

For purposes of the PFIC rules “passive income” is defined by way of a cross-reference to Section 954(c) of the Code, which applies for purposes of the Code’s “controlled foreign corporation” (“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. Proposed Treasury regulations promulgated in 2019 (the “2019 Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. However, in 2020 these regulations were finalized (the “2020 Final Regulations”) without addressing the Active Financing Exception. Although the 2020 Final Regulations are silent on the availability of the Active Financing Exception to companies like us, in the preamble to the 2020 Final Regulations Treasury expressed its position that under current law the Active Financing Exception does not apply in determining the PFIC status of a company that is neither a CFC nor a bank. The 2020 Final Regulations apply to taxable years of shareholders beginning on or after January 14, 2021. Treasury indicated in the preamble to the 2020 Final Regulations that taxpayers can rely on the 2019 Proposed Regulations to apply the Active Financing Exception for any open taxable year ending on or before December 31, 2020. Concurrently with the issuance of the 2020 Final Regulations, Treasury issued proposed regulations (the “2020 Proposed Regulations”) that would state explicitly that the Active Financing Exception is available only if the tested non-U.S. corporation is a bank. The 2020 Proposed Regulations have not been finalized yet. Based on the foregoing, U.S. Holders (i) generally are permitted to apply the Active Financing Exception for a taxable year ending on or before December 31, 2020 (provided that we in fact satisfied the exception’s conditions for the relevant year), (ii) should expect that the Internal Revenue Service (the “IRS”) will not agree with a return position that applies the Active Financing Exception for any subsequent taxable year, and (iii) should be aware that if the 2020 Proposed Regulations are finalized in their current form they generally will not be able to take the position that the Active Financing Exception applies for any taxable year to which the regulations apply. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) and met all of the exception’s requirements, then we would not be a PFIC for any taxable year with respect to which taxpayers validly applied the Active Financing Exception, if applicable. U.S. Holders should be aware that we have not determined whether these requirements were in fact satisfied. Moreover, if any of our trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception may also depend, in part, on whether we owned 25% or more of the value of such trust for the relevant taxable years. U.S. Holders should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to any taxable year prior to the finalization of the 2020 Proposed Regulations, and whether it is advisable to take this position in light of Treasury’s views, as described above.

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

Furthermore, to the extent that distributions received in a taxable year by a U.S. Holder on its ADSs or ordinary shares (or a distribution by any Lower-tier PFIC that is deemed to be received by a U.S. Holder) exceed 125% of the average of the annual distributions received (or deemed received) during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if a U.S. Holder is eligible for Treaty Benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct any creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” above. A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year, and we are not a PFIC (or treated as a PFIC with respect to the U.S. Holder). Long-term capital gains recognized by noncorporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. In light of the discussion under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” above, U.S. Holders should expect that any gain recognized on a sale or other taxable disposition of the ADSs or ordinary shares will likely not be treated as long-term capital gain. The deductibility of capital losses is subject to limitations.

Foreign tax credit for PRC taxes imposed on disposition of ADSs or ordinary shares

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” gain on the sale of ADSs or ordinary shares may be subject to PRC taxes if the Company is considered a PRC resident enterprise for PRC enterprise income tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder is not eligible for, or does not elect to apply, the benefits of the Treaty. As discussed above, the IRS has released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to any PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit in whole or in part. If a U.S. Holder is precluded from claiming (or does not wish to claim) a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct non-U.S. taxes in lieu of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The functional currency of our company is the Hong Kong dollar. The functional currency of SFIL, which is incorporated in British Virgin Islands, is the U.S. dollar. The functional currency of our subsidiary in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Due to foreign currency translation adjustments, we recognized a foreign exchange loss of RMB6,936,969 in 2021, a foreign exchange gain of RMB15,181,518 (US$2,201,113) in 2022 and a foreign exchange loss of RMB 867,116 (US$ 122,131) in 2023, respectively.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-226126) in relation to our initial public offering, which was declared effective by the SEC on November 6, 2018. In November 2018, we completed our initial public offering in which we issued and sold an aggregate of 7,060,460 ADSs, representing 141,209,200 ordinary shares, resulting in net proceeds to us of US$45.7 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering.

As of December 31, 2023, we had used a portion of the net proceeds received from our initial public offering for share repurchase and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our existing disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has been remedied in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting.

To remedy our identified material weakness, we have (i) hired more accounting personnel with relevant U.S. GAAP and SEC reporting experience to strengthen the financial reporting function; (ii) held regular U.S. GAAP trainings for employees in the Finance and Capital Market Departments (on a quarterly or monthly basis) and record the results of these trainings; (iii) involved external consultants (Deloitte Touche Tohmatsu Certified Public Accountants LLP) to assist the Group improving their internal controls under the Sarbanes-Oxley (SOX) Audit Requirements, particularly for the Group’s two main business processes: trust lending process and commercial bank partnership process, and refined and set more control points for the above main business processes; (iv) developed and implemented comprehensive accounting manual in accordance with U.S. GAAP available to guide the day-to-day accounting operation and reporting work of accounting and financial reporting personnel. As of December 31, 2023, we determined that the above-mentioned material weakness had been remediated.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

Other than the implementation and refinement of the controls necessary to remediate the previous year’s material weakness, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2021	2022	2023
Services	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	7,353	6,620	8,900
Audit-Related Fees (2)	—	—	—
Tax Fees (3)	—	—	—
Other Fees (4)	—	100	7
Total	7,353	6,720	8,907

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on March 16, 2022 (the “Share Repurchase Program”). On March 16, 2023, the Company’s board of directors authorized to extend the Share Repurchase Program for 12 months commencing on March 16, 2023.

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

The table below is a summary of the shares repurchased by us from April 1, 2023 to March 31, 2024. All shares were repurchased in the open market pursuant to such share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
Period
April 2023	143,240	2.7	5,882,138	5,556,336.4
May 2023	-	-	5,882,138	5,556,336.4
June 2023	-	-	5,882,138	5,556,336.4
July 2023	51,000	3.1	5,933,138	5,395,724.7
August 2023	125,000	3.2	6,058,138	4,996,899.4
September 2023	221,182	3.4	6,279,320	4,256,625.0
October 2023	290,270	3.4	6,569,590	3,263,456.5
November 2023	22,633	2.5	6,592,223	3,206,941.9
December 2023	588,390	2.0	7,180,613	2,042,948.9
January 2024	43,095	2.3	7,223,708	1,941,472.4
February 2024	151,578	2.2	7,375,286	1,707,006.6
March 2024	259,650	2.1	7,634,936	1,476,308.5

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors, which is not required under Cayman Islands law, the law of our country of incorporation. Our Board of Directors currently consists of six members, four of whom are independent directors.

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

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K. CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitate coordination across different departments of the company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment.

Our board of directors has overall oversight responsibility for our risk management and is charged with oversight of our cybersecurity risk management program. Our board is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our vice president in charge of operations reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our vice president in charge of operations who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our vice president who directs our cybersecurity programs and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. Management, including our cybersecurity team, regularly update the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports upon requirements of the board that cover, among other topics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226126). as amended, initially filed publicly with the SEC on July 11, 2018)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.4*	Description of Securities registered under Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.3	2018 CNFinance Holdings Limited Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.4	English translation of Cooperative Service and Management Agreement between Shenzhen Fanhua United Investment Group Co., Ltd, and FOTIC, dated March 15, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.5	English translation of FOTIC Jinghua No. 5 Project Service Agreement between the Company and China Foreign Economy and Trade Trust Co., Ltd. (“FOTIC”), dated December 19, 2014 (incorporated by reference to Exhibit 10.5 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.6	English translation of FOTIC Jinghua Structure Fund 5 Trust Plan-Structure Funds Trust Contract (Subordinated Level) between the Company and FOTIC, dated December 19, 2014 (incorporated by reference to Exhibit 10.6 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Merits & Tree Law Offices
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
97**	Compensation Recoupment policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2024	CNFinance Holdings Limited

	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

CNFINANCE HOLDINGS LIMITED

Consolidated Financial Statements

December 31, 2021, 2022 and 2023

CNFINANCE HOLDINGS LIMITED

(With Independent Registered Public Accounting

Firm’s Report Thereon)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CNFinance Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of CNFinance Holdings Limited (CNFinance), its subsidiaries and variable interest entities (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for credit losses

As described in Notes 2(e), 2(p), 5 and 14 to the consolidated financial statements, the Company has home equity loans and financial guarantees provided for off-balance sheet loans that are subject to credit losses. As of December 31, 2023, the allowance for credit losses related to home equity loans and contingent guarantee liabilities (the ACL) was RMB725,830,687 and RMB291,555,165, respectively. The Company establishes the ACL by applying a current expected credit losses methodology, which is based on past events, current conditions and reasonable and supportable forecasts over the life of the loans. The ACL includes collectively evaluated and individually evaluated allowance for credit losses. The collective ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The collective ACL utilizes probability of default (PD) and loss given default (LGD) models, and is the product of multiplying PD, LGD, and exposure at default (EAD) for nondelinquent loans, delinquent loans within 90 days and guarantee liabilities. The PD is computed based on the historical delinquency data, adjusted for a macroeconomic forecast, which considers selected economic variables and the weighting of multiple macroeconomic forecast scenarios over the life of the loans. The LGD model considers historical loss experience period. The qualitative component of the collective ACL represents the Company’s judgment of additional considerations to account for external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors. The individual ACL is estimated on an individual basis for loans whose payments are contractually past due more than 90 days or do not share similar risk characteristics. The individual ACL utilizes the discounted cash flow (DCF) model and is determined by comparing the amortized cost with the present value of the projected cashflow for the underlying collateral. The projected cashflow is calculated based on the fair value of collateral provided by third-party appraisers, adjusted for the estimated disposal discounts on the collateral and cost to sell.

We identified the assessment of the ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the ACL methodology, including the models used to estimate the PD and LGD, the selection of the economic variables, the weighting of each macroeconomic forecast scenario, and the determination of the historical loss experience period and the disposal discount on the collateral. The assessment also included an evaluation of the conceptual soundness and performance monitoring of the PD and LGD models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the ACL including controls related to the:

●	development of the ACL methodology

●	development of the models used to estimate the PD and LGD

●	determination of economic variables and weighting of each macroeconomic forecast scenario

●	determination of the historical loss experience period

●	determination of the disposal discounts on the collateral.

We evaluated the Company’s process to develop the ACL estimates by testing certain sources of data and assumptions that the Company used, and considered the relevance and reliability of such data and assumptions. We also evaluated the determination of the disposal discounts on the collateral within the DCF model by comparing them to relevant regulatory guidance and performance monitoring results. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Company’s ACL methodology for compliance with U.S. generally accepted accounting principles

●	assessing the conceptual soundness of PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

●	evaluating the selection of economic variables and the weighting of each macroeconomic forecast scenario used by comparing them to the Company’s business environment and relevant industry practices

●	evaluating the selection of historical loss experience period used by comparing it to the relevant Company specific metrics and trends.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2013

Guangzhou, China
April 26, 2024

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets

	Note	December 31, 2022	December 31, 2023
		RMB	RMB
Assets

Cash, cash equivalents and restricted cash (including amounts of the consolidated VIEs of RMB1, 265,876,948 and RMB1,510,686,015 as of December 31, 2022 and 2023, respectively)	4	1,772,184,145	2,001,602,420
Loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB8,911,163,298 and RMB9,132,462,231 as of December 31, 2022 and 2023, respectively)	5	9,456,802,188	9,815,753,828
Allowance for credit losses (including amounts of the consolidated VIEs of RMB729,743,207 and RMB717,331,910 as of December 31, 2022 and 2023, respectively)		763,996,187	781,795,096

Net loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB8,181,420,091 and RMB8,415,130,321 as of December 31, 2022 and 2023, respectively)		8,692,806,001	9,033,958,732
Loans held-for-sale (including amounts of the consolidated VIEs of RMB1,122,309,299 and RMB1,296,708,106 as of December 31, 2022 and 2023, respectively)	5(d)	1,844,438,134	2,471,413,744
Investment securities (including amounts of the consolidated VIEs of RMB205,711,749 and RMB21,545,271 as of December 31, 2022 and 2023, respectively)	6	518,644,561	413,908,211
Property and equipment	7	2,284,262	8,158,950
Intangible assets and goodwill	8	3,487,733	3,014,944
Deferred tax assets (including amounts of the consolidated VIEs of Nil and RMB384,801 as of December 31, 2022 and 2023, respectively)	27	76,904,707	92,224,714
Deposits (including amounts of the consolidated VIEs of RMB137,661,130 and RMB156,815,888 as of December 31, 2022 and 2023, respectively)	9	145,093,301	163,113,726
Right-of-use assets (including amounts of the consolidated VIEs of RMB309,531 and RMB63,450 as of December 31, 2022 and 2023, respectively)	31	29,777,357	27,827,938
Guaranteed assets (including amounts of the consolidated VIEs of RMB716,129,457 and RMB684,293,725 as of December 31, 2022 and 2023, respectively)	10	726,410,799	875,031,026
Other assets (including amounts of the consolidated VIEs of RMB19,878,136 and RMB55,748,802 as of December 31, 2022 and 2023, respectively)	11	669,888,900	1,274,091,419

Total assets		14,481,919,900	16,364,345,824

Liabilities and shareholders’ equity

Interest-bearing borrowings	12
Borrowings under agreements to repurchase (including amounts of the consolidated VIEs of Nil and RMB85,331,820 as of December 31, 2022 and 2023, respectively)		112,642,010	686,581,454
Other borrowings (including amounts of the consolidated VIEs of RMB7,727,559,337 and RMB8,146,494,548 as of December 31, 2022 and 2023, respectively)		7,727,559,337	8,243,615,381
Accrued employee benefits (including amounts of the consolidated VIEs of RMB61,602 and RMB22,782 as of December 31, 2022 and 2023, respectively)		31,644,590	25,662,995
Income taxes payable (including amounts of the consolidated VIEs of RMB902,734 and RMB1,030,049 as of December 31, 2022 and 2023, respectively)		186,901,268	181,031,767
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB15,863 and Nil as of December 31, 2022 and 2023, respectively)	27	73,752,022	72,578,615
Lease liabilities (including amounts of the consolidated VIEs of RMB246,081 and Nil as of December 31, 2022 and 2023, respectively)	31	28,583,475	26,073,473
Credit risk mitigation position	13	1,354,653,070	1,589,183,564
Other liabilities (including amounts of the consolidated VIEs of RMB144,061,166 and RMB232,873,758 as of December 31, 2022 and 2023, respectively)	14	1,028,470,668	1,530,691,852

Total liabilities		10,544,206,440	12,355,419,101

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets (continued)

	Note	December 31, 2022	December 31, 2023
		RMB	RMB
Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2022 and December 31, 2023, respectively)	15	916,743	916,743
Treasury stock		(87,631,475)	(118,322,545)
Additional paid-in capital	16	1,024,203,515	1,031,720,864
Retained earnings	17	2,958,716,295	3,103,956,542
Accumulated other comprehensive losses	18	(10,211,997)	(9,344,881)

Total equity attributable to owners of the Company		3,885,993,081	4,008,926,723

Non-controlling interests		51,720,379	-

Total shareholders’ equity		3,937,713,460	4,008,926,723

Total liabilities and shareholders’ equity		14,481,919,900	16,364,345,824

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of comprehensive income

		Year ended December 31
	Note	2021	2022	2023
		RMB	RMB	RMB

Interest and fees income	19	1,815,773,980	1,731,352,575	1,754,595,020

Interest expenses on interest-bearing borrowings		(775,565,615)	(784,776,537)	(723,081,286)

Net interest and fees income		1,040,208,365	946,576,038	1,031,513,734

Net revenue under the commercial bank partnership model	20	107,072	57,551,005	87,936,005

Collaboration cost for sales partners	21	(425,736,650)	(320,826,549)	(343,508,143)

Net interest and fees income after collaboration cost		614,578,787	683,300,494	775,941,596

Provision for credit losses, net of increase in guaranteed recoverable assets	22	298,467,893	(238,084,863)	(177,282,998)
Provision for cost method investment	11(viii)	-	-	(5,907,577)

Net interest and fees income after collaboration cost and provision		913,046,680	445,215,631	592,751,021

Realized gains on sales of investments, net	23	19,170,436	20,566,672	6,548,484
Net losses on sales of loans	24	(479,584,775)	(44,554,948)	(17,190,545)
Other gains, net	25	22,061,842	89,914,038	4,847,597

Total non-interest (losses)/income		(438,352,497)	65,925,762	(5,794,464)

Operating expenses
Employee compensation and benefits		(211,168,519)	(197,035,872)	(204,573,389)
Share-based compensation expenses	29	(18,766,367)	(5,774,266)	(7,517,349)
Taxes and surcharges		(35,729,101)	(35,890,761)	(31,343,671)
Operating lease cost	31	(14,764,364)	(13,966,943)	(16,366,797)
Other expenses	26	(100,500,388)	(85,889,497)	(121,520,772)

Total operating expenses		(380,928,739)	(338,557,339)	(381,321,978)

Income before income tax expense		93,765,444	172,584,054	205,634,579
Income tax expense	27	(28,557,980)	(37,232,643)	(41,017,018)

Net income		65,207,464	135,351,411	164,617,561

Earnings per share	28
Basic		0.05	0.10	0.12
Diluted		0.05	0.09	0.11

Other comprehensive (losses)/income
Foreign currency translation adjustment		(6,936,969)	15,181,518	867,116

Comprehensive income		58,270,495	150,532,929	165,484,677

Less: net income attributable to non-controlling interests		-	970,379	19,377,314

Total comprehensive income attributable to ordinary shareholders		58,270,495	149,562,550	146,107,363

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

consolidated statements of changes in shareholders’ equity

	Note	Ordinary Shares	Treasury Stock	Additional paid-in capital	Accumulated other comprehensive (losses)/ income	Retained earnings	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		916,743	-	999,662,882	(18,456,546)	2,759,127,799	-	3,741,250,878
Net income		-	-	-	-	65,207,464	-	65,207,464
Foreign currency translation adjustment	18	-	-	-	(6,936,969)	-	-	(6,936,969)
Share-based compensation	29	-	-	18,766,367	-	-	-	18,766,367

Balance as of December 31, 2021		916,743	-	1,018,429,249	(25,393,515)	2,824,335,263	-	3,818,287,740

Balance as of January 1, 2022		916,743	-	1,018,429,249	(25,393,515)	2,824,335,263	-	3,818,287,740
Repurchase of treasury stock		-	(87,631,475)	-	-	-	-	(87,631,475)
Net income		-	-	-	-	134,381,032	970,379	135,351,411
Foreign currency translation adjustment	18	-	-	-	15,181,518	-	-	15,181,518
Share-based compensation	29	-	-	5,774,266	-	-	-	5,774,266
Contributions from non-controlling interests	2(a)	-	-	-	-	-	50,750,000	50,750,000

Balance as of December 31, 2022		916,743	(87,631,475)	1,024,203,515	(10,211,997)	2,958,716,295	51,720,379	3,937,713,460

Balance as of January 1, 2023		916,743	(87,631,475)	1,024,203,515	(10,211,997)	2,958,716,295	51,720,379	3,937,713,460
Repurchase of treasury stock		-	(30,691,070)	-	-	-	-	(30,691,070)
Net income		-	-	-	-	145,240,247	19,377,314	164,617,561
Foreign currency translation adjustment	18	-	-	-	867,116	-	-	867,116
Share-based compensation	29	-	-	7,517,349	-	-	-	7,517,349
Contributions from non-controlling interests	2(a)	-	-	-	-	-	71,514,091	71,514,091
Acquisition of interests in consolidated VIEs from non-controlling interests		-	-	-	-	-	(142,611,784)	(142,611,784)
Balance as of December 31, 2023		916,743	(118,322,545)	1,031,720,864	(9,344,881)	3,103,956,542	-	4,008,926,723

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Cash flows from operating activities:

Net income	65,207,464	135,351,411	164,617,561

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	(298,467,893)	238,084,863	177,282,998
Provision for cost method investment	-	-	5,907,577
Depreciation and amortization	3,821,788	2,244,279	1,753,032
Share-based compensation expenses	18,766,367	5,774,266	7,517,349
Net losses on disposal of property and equipment	328,262	30,742	147,644
Net loss on disposal of non-marketable equity securities	-	-	1,524,159
Foreign exchange gains	(786,080)	(7,355,135)	(3,589,629)
Deferred tax benefit	(190,009,905)	(133,913,450)	(16,493,414)
Net losses on sale of loans	479,584,775	44,554,948	17,190,545
Profit and loss arising from fair value changes	(1,101,669)	362,855	5,765,113

Loans held-for-sale:
Originations and purchases	(453,880,066)	(585,434,771)	(629,040,509)
Proceeds from sales and paydowns of loans originally classified as held-for-sale	1,006,876,340	1,549,993,492	1,896,137,537

Changes in operating assets and liabilities:
Deposits	(42,902,327)	11,860,799	(18,020,425)
Guarantee deposits	(74,680,000)	(168,790,845)	(142,002,003)
Credit risk mitigation position	138,720,288	6,203,644	234,530,494
Other operating assets	(30,875,632)	(167,193,614)	15,130,538
Other operating liabilities	69,090,594	(12,520,372)	(12,597,823)

Net cash provided by operating activities	689,692,306	919,253,112	1,705,760,744

Cash flows from investing activities:

Loans originated, net of principal collected	(2,839,526,077)	(2,556,903,189)	(3,040,754,719)
Proceeds from sales of investment securities	8,956,466,358	9,002,171,357	2,973,911,087
Proceeds from disposal of non-marketable equity securities	10,000,000	-	3,400,000
Proceeds from disposal of subsidiaries	-	50,000,000	-
Proceeds from disposal of property and equipment and intangible assets	550,673	319,539	38,909
Proceeds from sales of loans	1,022,025,709	1,088,433,960	1,202,955,909
Purchased loans with credit deterioration	-	-	(640,283,653)
Purchases of investment securities	(9,496,275,212)	(8,567,330,149)	(2,868,678,085)
Purchases of non-marketable equity securities	-	(25,000,000)	-
Purchases of property, equipment and intangible assets	(3,805,766)	(89,889,341)	(114,503,257)

Net cash used in investing activities	(2,350,564,315)	(1,098,197,823)	(2,483,913,809)

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows (continued)

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Cash flows from financing activities:

Proceeds from interest-bearing borrowings	7,068,023,900	6,082,283,165	10,402,258,233
Proceeds from contributions from non-controlling shareholders	-	50,750,000	71,514,091
Repurchase of ordinary shares	-	(87,631,475)	(30,691,070)
Repayment of interest-bearing borrowings	(5,135,443,638)	(6,333,557,940)	(9,294,928,900)
Acquisition of interests in consolidated VIEs from non-controlling interests	-	-	(142,611,784)

Net cash provided by/(used in) financing activities	1,932,580,262	(288,156,250)	1,005,540,570

Net increase/(decrease) in cash, cash equivalents and restricted cash	271,708,253	(467,100,961)	227,387,505
Cash, cash equivalents and restricted cash at the beginning of year	1,960,922,758	2,231,437,361	1,772,184,145
Effect of exchange rate change on cash, cash equivalents and restricted cash	(1,193,650)	7,847,745	2,030,770

Cash, cash equivalents and restricted cash at the end of year	2,231,437,361	1,772,184,145	2,001,602,420

Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	153,494,369	139,205,940	63,458,446
Interest expense paid	832,735,000	792,794,985	726,293,220

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	Description of Business, Organization, and Basis of Presentation

CNFinance Holdings Limited (“CNFinance”), through its controlled subsidiaries and consolidated variable interest entities (collectively, referred to hereinafter as the “Group”) in the People’s Republic of China (“PRC”), primarily provides micro credit loan services for micro and small-enterprise (“MSE”) owners, loan facilitation and post-facilitation and guarantee services for the commercial banks, and loan lending agency service for financial institutions.

The Group’s main funding resources are equity and borrowings from third parties. The loans are granted through its licensed micro credit subsidiaries in Beijing, Shenzhen and Chongqing directly, or the structured funds funded with the Group as general partners. Home equity loans were secured by residential or commercial real estate as of December 31, 2022 and December 31, 2023.

In December 2018, the Group began to explore a new collaboration model to mitigate credit risks (“collaboration model”) and started to record the business under this model. Under such model, the Group is able to develop a financial services platform that matches various parties to lend resources at competitive rates. Those parties include sales partners who introduce borrowers from particular jurisdictions, trust companies that administer funds, and the loan borrowers who has financial needs for their business operations. The sales partners are nationwide mid-or-small companies that have local risk assessment capabilities. The collaboration model requires the sales partners to place a security deposit called credit risk mitigation positions (“CRMP”) which could be confiscated by the Group when loans are defaulted. The loan borrowers who are introduced by the sales partners are MSE owners who have properties that can be used as collateral. In the event of loans issued to the borrowers acquired under such collaboration model are in default, the respective sales partners who introduced such borrowers will share the credit risks with the Group by choosing from the following options, including (i)(1) full repayment to the Group for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in instalments to the Group for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each instalments; (ii) repayment to the Group for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective credit risk mitigation positions (“CRMPs”) for such loan.

The Group also has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022. Under the commercial bank partnership model, the Group provides loan facilitation services (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers), post-facilitation services (covering cash processing services and collection services), and guarantee services for the off–balance sheet loans. In 2023, the Group started to introduce sales partners under the commercial bank partnership model as well.

Basis of preparation

The consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	Description of Business, Organization, and Basis of Presentation (Continued)

Investment in significant subsidiaries for the year ended December 31, 2023

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

Consolidated VIEs

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The cash of structured funds represents that funds established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. The cash and cash equivalents of structured funds amounted to RMB1,157,244,687 and RMB1,474,221,741 as of December 31, 2022 and 2023 respectively can only be used to grant loans. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit strengthening on the loans to customers under the funds. The Group is also the manager of the funds, having the approval role for the loan origination and modification within the structured funds. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds.

The structured funds are not income taxpayers according to PRC income tax law. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of December 31, 2022 and 2023.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	Description of Business, Organization, and Basis of Presentation (Continued)

The table sets forth the investments in the consolidated VIEs by the Group as of December 31, 2023.

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

Jinghua Structured Fund 6 菁华6号信托计划	the PRC September 9, 2014	Micro credit

Bohai Trust Shenfanlian Micro Finance Structured Fund 渤海信托深泛联小微金融集合资金信托计划	the PRC September 14, 2016	Micro credit

Bohai Huihe SME Structured Fund 渤海汇和中小微企业经营贷集合资金信托计划	the PRC September 29, 2017	Micro credit

Beijing Fanhua Micro-credit Company Limited 北京泛华小额贷款有限公司	the PRC August 10, 2012	Micro credit

Zhonghai Lanhai Structured Fund 1 中海信托蓝海1号集合资金信托计划	the PRC July 18, 2018	Micro credit

Bohai Trust No.1 Huiying Structured Fund 渤海惠盈1号集合资金信托计划	the PRC September 10, 2018	Micro credit

Bohai Trust No.2 Shenzhen Fanhua United Structured Fund 渤海信托-深泛联2号集合资金信托计划	the PRC November 28, 2018	Micro credit

Jinghua Structured Fund 1 外贸信托菁华1号集合资金信托计划	the PRC May 8, 2019	Micro credit

Hunan Structured Fund 2019-1 湖南信托2019-1集合资金信托计划	the PRC September 23, 2019	Micro credit

Hunan Structured Fund 2019-2 湖南信托2019-2集合资金信托计划	the PRC September 23, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 1-1 陕国投·兴隆1-1号集合资金信托计划	the PRC November 6, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 2-1 陕国投·兴隆2-1号集合资金信托计划	the PRC September 24, 2019	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	Description of Business, Organization, and Basis of Presentation (Continued)

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

No. 50 Jinghua Structured Fund 外贸信托菁华50号资管计划	the PRC April 26, 2019	Micro credit

No. 70 Jinghua Structured Fund 外贸信托菁华70号资管计划	the PRC December 25, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 22-1 陕国投·兴隆22-1号集合资金信托计划	the PRC June 22, 2020	Micro credit

No. 74 Jinghua Structured Fund 外贸信托菁华74号资管计划	the PRC November 26, 2020	Micro credit

Hunan Structured Fund 2020-1 湖南信托2020-1集合资金信托计划	the PRC December 8, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 2-2 陕国投·兴隆2-2号集合资金信托计划	the PRC January 26, 2021	Micro credit

Zhonghai Lanhai Structured Fund 30-X 中海信托-蓝海30-X号集合资金信托计划	the PRC March 17, 2021	Micro credit

Bohai Trust 2020 Pucheng No. 75 渤海信托·2020普诚75号集合资金信托计划	the PRC July 15, 2021	Micro credit

Guomin Tianshu Structured Fund 2-1 国民信托·天枢2-1号单一资金信托	the PRC August 31, 2021	Micro credit

Shenzhen Fanshu Information Technology Advisory Partnership (Limited Partnership). 深圳泛枢信息技术咨询合伙企业（有限合伙）	the PRC August 27, 2021	Micro credit

Shenzhen Lianshu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳联枢经济信息技术咨询合伙企业（有限合伙）	the PRC August 27, 2021	Micro credit

Shenzhen Ruishu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳瑞枢经济信息技术咨询合伙企业（有限合伙）	the PRC September 30, 2021	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	Description of Business, Organization, and Basis of Presentation (Continued)

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

Tianjin Ninghua Economic Information Advisory Partnership (Limited Partnership) 天津宁华经济信息咨询合伙企业（有限合伙）	the PRC November 1, 2021	Micro credit

Shenzhen Shengshu Information Technology Advisory Partnership (Limited Partnership) 深圳盛枢信息技术咨询合伙企业（有限合伙）	the PRC November 2, 2021	Micro credit

Shenzhen Chengshu Information Technology Advisory Partnership (Limited Partnership) 深圳诚枢信息技术咨询合伙企业（有限合伙）	the PRC November 29, 2021	Micro credit

Shenzhen Xuanshu Information Technology Advisory Partnership (Limited Partnership) 深圳宣枢信息技术咨询合伙企业（有限合伙）	the PRC November 29, 2021	Micro credit

Tianjin Juehua Economic Information Advisory Partnership (Limited Partnership) 天津珏华经济信息咨询合伙企业（有限合伙）	the PRC December 20, 2021	Micro credit

Zhongrong Yuanshuo No.1 Structured Fund 中融-元烁1号集合资金信托计划	the PRC September 29, 2021	Micro credit

Guangzhou Mingsheng Capital Management Partnership (Limited Partnership) 广州明晟资本管理合伙企业（有限合伙）	The PRC January 11, 2022	Micro credit

Tianjin Baihua Economic Information Advisory Partnership (Limited Partnership) 天津柏华经济信息咨询合伙企业（有限合伙）	the PRC January 19, 2022	Micro credit

Bohai Trust 2021 Pucheng No. 83 渤海信托·2021普诚83号集合资金信托计划	the PRC January 25, 2022	Micro credit

Zhongrong Yuanshuo No.2 Structured Fund 中融-元烁2号集合资金信托计划	the PRC February 18, 2022	Micro credit

Shenzhen Huashu Information Technology Advisory Partnership (Limited Partnership) 深圳华枢信息技术咨询合伙企业（有限合伙）	the PRC February 22, 2022	Micro credit

Shenzhen Leshu Information Technology Advisory Partnership (Limited Partnership) 深圳乐枢信息技术咨询合伙企业（有限合伙）	the PRC April 7, 2022	Micro credit

Zijin No.3 Business Acceleration Structured Fund 紫金信托·助业3号集合资金信托计划	the PRC April 25, 2022	Micro credit

Zhongliang Hongrui No.1 Structured Fund 中粮信托-弘瑞普惠1号集合资金信托计划	the PRC May 19, 2022	Micro credit

Zhongrong Yuanshuo No.3 Structured Fund 中融-元烁3号集合资金信托计划	the PRC July 26, 2022	Micro credit

Tianjin Pinhua Economic Information Advisory Partnership (Limited Partnership) 天津品华经济信息咨询合伙企业（有限合伙）	the PRC October 10, 2022	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	Description of Business, Organization, and Basis of Presentation (Continued)

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

Shenzhen Zeshu Information Technology Advisory Partnership (Limited Partnership) 深圳泽枢信息技术咨询合伙企业（有限合伙）	the PRC November 19, 2022	Micro credit

Hunan Caixin - Zhongliang - Hongxin Universal Benefit No. 1 湖南财信-中粮-弘信普惠1号集合资金信托计划	the PRC February 7, 2023	Micro credit

Shenzhen Mingshu Information Technology Advisory Partnership (Limited Partnership) 深圳名枢信息技术咨询合伙企业（有限合伙）	the PRC April 13, 2023	Micro credit

No.51 Jinghua Structured Fund 外贸信托-菁华51号单一资金信托	the PRC June 29, 2023	Micro credit

No.2 Jinghua Structured Fund 外贸菁华2号集合资金信托计划	the PRC July 7, 2023	Micro credit

Guangzhou Ming Hao Investment Partnership (Limited Partnership) 广州市明灏投资合伙企业（有限合伙）	the PRC Augus 28, 2023	Micro credit

Zhongliang Trust Plan- Hongjun No. 1 中粮信托-弘鋆1号 集合资金信托计划	the PRC September 7, 2023	Micro credit

Zhongliang Trust Plan-Honghao No. 1 中粮信托-弘浩普惠1号集合资金信托计划	the PRC September 7, 2023	Micro credit

Zhongliang Trust Plan- Hongmeng No. 1 中粮信托-弘盟1号集合资金信托计划	the PRC November 15, 2023	Micro credit

Zhongliang Trust Plan- Hongji No. 1 中粮集合资金信托计划信托-弘济1号	the PRC December 25, 2023	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	Description of Business, Organization, and Basis of Presentation (Continued)

The table sets forth the assets and liabilities of the consolidated VIEs included in the Group’s consolidated balance sheets after elimination of intercompany transactions and balances:

	December 31, 2022	December 31, 2023
	RMB	RMB

Cash, cash equivalents and restricted cash	1,265,876,948	1,510,686,015
Net loans principal, interest and financing service fees receivables	8,181,420,091	8,415,130,321
Loans held-for-sale	1,122,309,299	1,296,708,106
Investment securities	205,711,749	21,545,271
Deferred tax assets	-	384,801
Other assets	873,978,254	896,921,865
Total assets	11,649,296,341	12,141,376,379

Interest-bearing borrowings	7,727,559,337	8,231,826,368
Income taxes payable	902,734	1,030,049
Deferred tax liabilities	15,863	-
Other liabilities	144,368,848	232,896,540
Total liabilities	7,872,846,782	8,465,752,957

The table sets forth the results of operations of the VIEs included in the Group’s consolidated statements of comprehensive income:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Revenue	1,298,055,332	1,437,398,097	1,352,486,176
Net income	579,742,472	381,273,670	495,371,047

The table sets forth the cash flows of the VIEs included in the Group’s consolidated statements of cash flows:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(1,571,552,463)	939,802,714	1,292,343,388
Net cash used in investing activities	(633,511,824)	(812,396,284)	(1,282,239,529)
Net cash provided by/(used in) financing activities	2,682,931,827	(377,573,931)	234,705,208

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

(b)	Currency translation for financial statements presentation

The Group uses Renminbi (“RMB”) as its reporting currency. The United States Dollar (“USD”) is the functional currency of the Company incorporated in Cayman and the Group’s subsidiary Sincere Fame International Limited incorporated in British Virgin Islands, and the Hong Kong Dollar (“HKD”) is the functional currency of the Group’s subsidiary China Financial Services Group Limited incorporated in Hong Kong and the RMB is the functional currency of the Group’s PRC subsidiaries.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statements. The resulting exchange differences are recorded in the consolidated statements of other comprehensive income/(losses).

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, allowance for credit losses on loans principal, interest and financing service fee receivables, debt securities, guarantee assets, the valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion and the fair value of short term investments and share-based compensation.

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

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest and financing service fees on loans over the years. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. Interest on the individually evaluated financial assets is recognized using the rate of interest used to discount future cash flows.

(ii)	Interest income on debt securities

Interest income on debt securities is calculated by applying the effective interest rate to the gross carrying amount of debt securities to unrelated companies plus any interest received from corporate debt securities.

(iii)	Interest income charged to sales partners

In the event of loans issued to the borrowers are in default, one of the sales partners options is to repurchase the defaulted loan in instalments. Interest income charged to sales partners is calculated by applying the total unpaid principal and the accrued overdue interests of defaulted loans plus deferred interest as stated in the collaboration agreement.

(iv)	Revenue under commercial bank partnership model

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

Then the remaining considerations are allocated to the loan facilitation services and post-facilitation services under commercial bank partnership model using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group can not receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

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

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-facilitation services. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB67.08million and RMB17.53million for the years ended December 31, 2022 and 2023, respectively. Among the aggregate transaction price, approximately 64.6% and 100% of the remaining performance obligations will be recognized over the following 12 months for the years ended December 31, 2022 and 2023, respectively.

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

Gains on confiscation of credit risk mitigation positions are recognized to the extent confiscated CRMPs exceed previously recognized allowance for credit losses and guarantee asset when sales partners surrender the CRMPs and the obligation of refunding the CRMPs is released.

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

Charge-off policies

For the years ended December 31, 2022 and 2023, the charge-off policies in Group are presented as follows:

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

Commencing January 1, 2020, CNFinance adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with a current expected credit loss methodology (“ACL”), which is based on past events, current conditions and reasonable and supportable forecasts over the life of the loans. ASC 326 defines the ACL as a valuation account that is deducted from the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

The ACL includes collectively evaluated (“collective ACL”) and individually evaluated (“individual ACL”) allowance for credit losses. The Group aggregates loans sharing similar risk characteristics into pools for purposes of measuring expected credit losses. Pools are reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. Expected credit losses for loans that do not share similar risk characteristics with other financial assets are measured individually.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	Summary of Significant Accounting Policies (Continued)

The collective ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The collective ACL utilizes probability of default (PD) and loss given default (LGD) models, and is the product of multiplying PD, LGD, and exposure at default (EAD) for nondelinquent loans, delinquent loans within 90 days. The PD is computed based on the historical delinquency data, adjusted for a macroeconomic forecast, which considers selected economic variables and the weighting of multiple macroeconomic forecast scenarios over the life of the loans. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, gross-domestic product, total retail sales of consumer goods and urban per capita disposable income and are updated at least quarterly. The LGD model considers historical loss experience period. The qualitative component of the collective ACL represents the Group’s judgment of additional considerations to account for external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors.

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

The individual ACL is estimated on an individual basis for loans whose payments are contractually past due more than 90 days or do not share similar risk characteristics. A financial asset is collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When a collateral-dependent financial asset is probable of foreclosure, the Group will utilize the discounted cash flow (“DCF”) model, and is determined by comparing the amortized cost with the present value of the projected cashflow for the underlying collateral. The projected cashflow is calculated based on fair value of collateral provided by third-party appraisers, adjusted for the estimated disposal discounts on the collateral and cost to sell.

Under the trust lending model, when the Group grants a loan through a trust plan, the loan is with the borrower and guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses”, separate disclosure of the increase in guaranteed recoverable assets is included in the roll forward of the “allowance for credit losses”. The income statement caption was disclosed as “Provision for credit losses, net of increase in increase in guaranteed recoverable assets”.

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

The loan is derecognized if the Group does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. At the time of derecognition, any related allowance for credit losses is released. Gains and losses on loans transfer as a sale are recognized in the non-interest income.

(ii)	Off-balance sheet loans

For loans funded by the proceeds from third-party commercial banks, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, the Group offers loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by the Group. The Group continues to provide post-facilitation services to the borrowers over the term of the loan agreement. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

Under the commercial bank partnership model, when the third-party commercial banks grant loans, the Group provides guarantee services to commercial banks and takes on all of the credit risk of the borrowers. Also, if the loan is referred to the Group by a separate counterparty (the sales partner), the credit risk of the borrower will be transferred to the sales partner. As such, under the definition of ASC 326-20-20, the guarantee arrangement between the third-party commercial banks and the Group and between the Group and the sales partner would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The income statement caption was disclosed as “Provision for credit losses, net of increase in increase in guaranteed recoverable assets”.

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

Short term investments

Short term investments consist of wealth management products. Short term investments are recorded at fair value and included in the profit and loss of changes in fair value. Realized gains and losses from the sale of short term investments are determined on a specific identification basis and are recorded as realized gains/(losses) on sales of investments. Interest and investment income are recognized when earned.

Debt securities

Debt securities consist of held-to-maturity debt securities that the Group has the positive intent and ability to hold the security to maturity and are recorded at amortized cost.

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

Convertible bonds

The Group has elected the fair value option for investment in convertible bonds in accordance with ASC Subtopic 825-10 (“ASC 825-10”), Recognition and Measurement of Financial Assets and Financial Liabilities. The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. The investments accounted for under the fair value option are carried at fair value with realized gains or losses recorded in “Realized gains on sales of investments, net” and unrealized gains or losses recorded in “other gains, net” on the consolidated statements of comprehensive income/(loss).

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

The Group categorizes trademarks as indefinite-lived intangible assets, whose carrying value is RMB2.97 million. If it is more likely than not that the asset is impaired, the Group records the amount that the carrying value exceeds the fair value as an impairment expense. The Group performed its annual impairment review of indefinite-lived intangible assets on December 31, 2022 and 2023 and determined that it is more likely than not that the carrying value was less than the fair value.

Intangible assets with finite useful lives represent software and cooperation agreements, the estimated useful lives of which are 1 to 3 years and 3 years, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	Summary of Significant Accounting Policies (Continued)

(k)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group classifies interest and penalties related to income taxes as income tax expense.

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

Starting from 2021, the Group started to cooperate with third-party financing guarantee corporations that provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, third-party financing guarantee corporations will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to third-party financing guarantee corporations for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to third-party financing guarantee corporations and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees.

The Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of these financial guarantee provided for off-balance sheet loans under commercial bank partnership model, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, and a contingent guarantee liability with an allowance for credit losses of the underlying loans under current expected credit loss methodology, which includes both quantitative and qualitative components. The collective ACL utilizes probability of default (PD) and loss given default (LGD) models, and is the product of multiplying PD, LGD, and exposure at default (EAD) for guarantee liabilities. The PD is computed based on the historical delinquency data, adjusted for a macroeconomic forecast, which considers selected economic variables and the weighting of multiple macroeconomic forecast scenarios over the life of the off-balance sheet loans. The LGD model considers historical loss experience period. The qualitative component of the collective ACL represents the Group’s judgment of additional considerations to account for external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors.

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

In 2023, the Group adopted the following new accounting guidance:

ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures

The ASU 2022-02 was adopted on a prospective basis and was effective for the Group on January 1, 2023. The Amendment eliminates the accounting guidance for troubled debt restructurings (TDRs) by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The Amendment also sets the guidance for vintage disclosures to require disclosure of current period gross charge-offs by year of origination. Adoption of the accounting standard did not have a significant impact on the Group’s consolidated financial statements.

(w)	Recently issued accounting standards

ASU 2023-07 - Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, which improved reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU 2023-07 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2024. The ASU is currently not expected to have a significant impact on the Group’s consolidated financial statements.

ASU 2023-09 - Income Taxes (Topic 740) - Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU 2023-09 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2025, although early adoption is permitted. The ASU is currently not expected to have a significant impact on the Group’s consolidated financial statements.

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

Assets recorded at fair value on a recurring basis mainly include marketable securities. Additionally, from time to time, the Group records fair value adjustments on a nonrecurring basis. These nonrecurring adjustments typically involve application of the lower of cost or fair value (“LOCOM”) accounting, write-downs of individual assets or application of the measurement alternative for non-marketable equity securities.

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

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022 and 2023.

	December 31, 2023
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	146,486,668	22,202,910	124,283,758	-
Convertible bonds	35,499,500	-	-	35,499,500
Total	181,986,168	22,202,910	124,283,758	35,499,500

	December 31, 2022
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	244,337,727	206,304,763	38,032,964	-
Convertible bonds	-	-	-	-
Total	244,337,727	206,304,763	38,032,964	-

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2022 and 2023.

	December 31, 2023
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	28,016,224	-	28,016,224	-
Loans held-for-sale(2)	2,471,413,744	-	2,471,413,744	-
Equity securities(3)	38,178,264	-	38,178,264	-
Total Assets	2,537,608,232	-	2,537,608,232	-
Liabilities
Guarantee liabilities(4)	57,132,678	-	-	57,132,678
Total Liabilities	57,132,678	-	-	57,132,678

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3	Fair value measurements (Continued)

	December 31, 2022
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	61,835,456	-	61,835,456	-
Loans held-for-sale(2)	1,844,438,134	-	1,844,438,134	-
Equity securities(3)	49,010,000	-	49,010,000	-
Total Assets	1,955,283,590	-	1,955,283,590	-
Liabilities
Guarantee liabilities(4)	82,385,089	-	-	82,385,089
Total Liabilities	82,385,089	-	-	82,385,089

(1)	Loans are recorded at amortized cost, while the Group records nonrecurring fair value adjustments to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

(2)	Loans held-for-sale are held at LOCOM which may be written down to fair value on a nonrecurring basis.

(3)	Non-marketable equity securities are accounted for using the measurement alternative and can be subject to nonrecurring fair value adjustments to record impairment.

(4)	Guarantee liabilities are accounted for stand-ready guarantee liabilities of the Group’s guarantee services for its off-balance sheet loans under the commercial bank partnership model at fair value.

During the years ended December 31, 2022 and 2023, there were no transfers between instruments in Level 1 and Level 2.

4	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2022 and 2023, the Group had cash balances at one and one PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for 56.4% and 66.8% of the Group’s total cash balances as of December 31, 2022 and 2023, respectively.

The nominal holders of certain bank accounts of the Group are employees of the Group. The Group has entered into agreements with these employees which stipulate that the funds held in these bank accounts are owned and managed by the Group. Cash balances of such accounts collectively accounted for 0.31% and 0.02% of the Group’s total cash balances as of December 31, 2022 and 2023, respectively.

Restricted cash represents cash and cash equivalents from structured funds, which are established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. Restricted cash amounted to RMB1,157,244,687 and RMB1,474,221,741 as of December 31, 2022 and 2023 respectively, which can only be used to grant loans and is not available to fund the general liquidity needs of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables

	Note	December 31, 2022	December 31, 2023
		RMB	RMB

Home equity loans:	(a)	8,993,547,621	9,189,524,787
Loans principal, interest and financing service fee receivables

Less: allowance for credit losses	(i)
- Individually evaluated		(12,247,836)	(39,913,947)
- Collectively evaluated		(727,055,237)	(685,916,740)
Subtotal		(739,303,073)	(725,830,687)
Net loans principal, interest and financing service fee receivables of home equity loan		8,254,244,548	8,463,694,100
Corporate loans:	(e)
Loans principal, interest and financing service fee receivables		463,254,567	626,229,041

Less: allowance for credit losses		(24,693,114)	(55,964,409)
Net loans principal, interest and financing service fee receivables of corporate loan		438,561,453	570,264,632
Net loans principal, interest and financing service fee receivables		8,692,806,001	9,033,958,732

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(a)	Home equity loans

		December 31, 2022			December 31, 2023
	Note	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
		RMB	RMB	RMB	RMB	RMB	RMB
Loans principal, interest and financing service fee receivables		3,360,094,375	5,633,453,246	8,993,547,621	3,477,208,979	5,712,315,808	9,189,524,787

Less: allowance for credit losses	(i)
- Individually evaluated		(3,836,350)	(8,411,486)	(12,247,836)	(13,099,754)	(26,814,193)	(39,913,947)
- Collectively evaluated		(286,300,001)	(440,755,236)	(727,055,237)	(272,173,960)	(413,742,780)	(685,916,740)
Subtotal		(290,136,351)	(449,166,722)	(739,303,073)	(285,273,714)	(440,556,973)	(725,830,687)
Net loans principal, interest and financing service fee receivables		3,069,958,024	5,184,286,524	8,254,244,548	3,191,935,265	5,271,758,835	8,463,694,100

(i)	Allowance for credit losses

The allowance for credit losses for home equity loans as of December 31, 2023 was RMB725 million, a decrease from RMB739 million at December 31, 2022. The decrease in the allowance for credit losses on home equity loans was primarily driven by a decrease in delinquency ratio and a favorable macroeconomic environment, specifically, gross-domestic product increased from 2.9% in December 31, 2022 to 5.2% in December 31, 2023, total retail sales of consumer goods increased from -1.8% in December 31, 2022 to 7.4% in December 31, 2023, and urban per capita disposable income increased from 3.9% in December 31, 2022 to 5.1% in December 31, 2023.

The table below presents the components of allowances for credit losses for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of December 31, 2022 and 2023.

	December 31, 2023
	Allowance for credit losses on loans collectively evaluated			Allowance for credit losses on loans individually evaluated
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	286,300,001	440,755,236	727,055,237	3,836,350	8,411,486	12,247,836	739,303,073
Provision for credit losses	(9,998,235)	3,075,268	(6,922,967)	16,910,650	28,005,798	44,916,448	37,993,481
Charge-offs	(51,262)	(258,155)	(309,417)	(20,447,394)	(25,852,778)	(46,300,172)	(46,609,589)
(Decrease)/Increase in guaranteed recoverable assets	(4,076,544)	(29,829,569)	(33,906,113)	4,240,046	2,358,226	6,598,272	(27,307,841)
Recoveries	-	-	-	8,560,102	13,891,461	22,451,563	22,451,563
As of December 31	272,173,960	413,742,780	685,916,740	13,099,754	26,814,193	39,913,947	725,830,687

Net loans principal, interest and financing service fee receivables	3,156,893,741	5,244,998,702	8,401,892,443	35,041,524	26,760,133	61,801,657	8,463,694,100

Recorded investment	3,429,067,701	5,658,741,482	9,087,809,183	48,141,278	53,574,326	101,715,604	9,189,524,787

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

	December 31, 2022
	Allowance for credit losses on loans collectively evaluated			Allowance for credit losses on loans individually evaluated
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	357,239,453	557,131,501	914,370,954	32,968,721	28,511,176	61,479,897	975,850,851
Provision for credit losses	(8,058,972)	(19,852,708)	(27,911,680)	72,834,526	98,794,363	171,628,889	143,717,209
Charge-offs	(1,318,568)	-	(1,318,568)	(7,843,977)	(44,833,079)	(52,677,056)	(53,995,624)
Decrease in guaranteed recoverable assets	(61,561,912)	(96,523,557)	(158,085,469)	(102,009,203)	(87,525,498)	(189,534,701)	(347,620,170)
Recoveries	-	-	-	7,886,283	13,464,524	21,350,807	21,350,807
As of December 31	286,300,001	440,755,236	727,055,237	3,836,350	8,411,486	12,247,836	739,303,073

Net loans principal, interest and financing service fee receivables	3,036,599,198	5,127,455,016	8,164,054,214	33,358,826	56,831,508	90,190,334	8,254,244,548

Recorded investment	3,322,899,199	5,568,210,252	8,891,109,451	37,195,176	65,242,994	102,438,170	8,993,547,621

The Group charges off loans principal, interest and financing service fee receivables if the remaining balance is considered uncollectable. Recovery of loans principal, interest and financing service fee receivables previously charged off would be recorded when received.

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(e) Loans.

The following tables present the aging of allowance for credit losses as of December 31, 2023.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB

First lien	129,317,384	68,099,373	74,757,203	13,099,754	285,273,714
Second lien	216,620,880	93,622,706	103,499,194	26,814,193	440,556,973
Allowance for credit losses	345,938,264	161,722,079	178,256,397	39,913,947	725,830,687

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

The following tables present the aging of allowance for credit losses as of December 31, 2022.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB

First lien	116,931,309	82,519,839	86,848,853	3,836,350	290,136,351
Second lien	217,523,905	118,193,115	105,038,216	8,411,486	449,166,722
Allowance for credit losses	334,455,214	200,712,954	191,887,069	12,247,836	739,303,073

(b)	Loan delinquency and non-accrual details

The following tables provides information on delinquency, which is the primary credit quality indicator for loan principal and financing service fee receivables as of December 31, 2023.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 270 days past due	271 - 360 days past due	361 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

First lien	2,871,408,359	287,844,375	269,814,967	28,055,593	5,119,297	5,309,947	9,656,441	3,477,208,979	48,141,278
Second lien	4,888,992,128	395,912,366	373,836,988	41,784,891	4,009,534	2,479,591	5,300,310	5,712,315,808	53,574,326
Loans principal, interest and financing service fee receivables	7,760,400,487	683,756,741	643,651,955	69,840,484	9,128,831	7,789,538	14,956,751	9,189,524,787	101,715,604

The following tables provides information on delinquency, which is the primary credit quality indicator for loan principal and financing service fee receivables as of December 31, 2022.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 269 days past due	270 - 360 days past due	361 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

First lien	2,623,540,867	359,502,111	339,856,221	11,173,004	4,686,900	2,446,894	18,888,378	3,360,094,375	37,195,176
Second lien	4,642,390,047	515,066,306	410,753,899	16,756,322	22,661,421	9,951,192	15,874,059	5,633,453,246	65,242,994
Loans principal, interest and financing service fee receivables	7,265,930,914	874,568,417	750,610,120	27,929,326	27,348,321	12,398,086	34,762,437	8,993,547,621	102,438,170

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(c)	Non-accrual loans

(1)	Non-accrual loans summary

		Recorded investment
	Unpaid principal balance	Non-accrual loans	Non-accrual loans with related allowance for credit losses	Non-accrual loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB

First lien	42,315,372	48,141,278	27,245,188	20,902,542	13,099,754
Second lien	49,134,017	53,574,326	40,927,852	12,640,022	26,814,193
As of December 31, 2023	91,449,389	101,715,604	68,173,040	33,542,564	39,913,947

First lien	32,981,329	37,195,176	8,776,965	28,418,212	3,836,350
Second lien	62,134,501	65,242,994	15,257,298	49,985,695	8,411,486
As of December 31, 2022	95,115,830	102,438,170	24,034,263	78,403,907	12,247,836

Individually evaluated loans are those loans where the Group, based on current information and events, believes it is probable all amounts due according to the contractual terms of the loan will not be collected. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement. Individually evaluated loans without an allowance generally represent loans that the fair value of the underlying collateral meets or exceeds the loan’s amortized cost.

(2)	Average recorded investment in non-accrual loans

	Year ended December 31, 2022		Year ended December 31, 2023
	Average recorded investment	Interest and fees income recognized	Average recorded investment	Interest and fees income recognized
	RMB	RMB	RMB	RMB

First lien	73,035,747	82,191,331	55,368,819	118,164,396
Second lien	78,248,017	83,791,498	74,194,759	135,686,886
Non-accrual loans	151,283,764	165,982,829	129,563,578	253,851,282

(i)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fees recognized related to Individually evaluated loans. All the amounts are recognized on cash basis.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

No debt restructuring in which contractual terms of loans are modified, has occurred during 2022 and 2023.

The Group transferred loans with carrying amounts of RMB2,375,645,263 and RMB3,090,579,581 to unrelated third party investors and recorded the transfers as sales for the years ended December 31, 2022 and 2023, respectively. The Group recognized net losses of RMB44,554,948 and RMB17,190,545 from transfers accounted for as sales of loans for the years ended December 31, 2022 and 2023, respectively.

The Group carries out pre-approval, review and credit approval of loans by professionals for credit risk arising from micro credit business. During the post-transaction monitoring process, the Group conducts a visit of customers regularly after disbursement of loans and conducts on-site inspection when the Group considers it is necessary. The review focuses on the status of the collateral.

The Group adopts a loan risk classification approach to manage the loan portfolio risk. Loans are classified as collectively evaluated and individually evaluated based on the different risk characteristics. When one or more events demonstrates there is objective evidence of changes in risk characteristics and causes losses, corresponding loans are considered to be classified as individually evaluated. The individually evaluated component is calculated on an individual basis for the loans whose payments are contractually past due more than 90 days or which do not share similar risk characteristics.

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

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB1,844,438,134 and RMB2,471,413,744 as of December 31, 2022 and 2023, respectively.

(e)	Corporate loans

Corporate loans are unsecured loans granted to unrelated entities in order to fulfil their normal operating and capital requirement. Loans principal, interest and financing service fee receivables of corporate loan were RMB463,254,567 and RMB626,229,041 as of December 31, 2022 and December 31, 2023 and the Allowance for credit losses assessed on a collective basis were RMB24,693,114 as of December 31, 2022 and RMB55,964,409 as of December 31, 2023, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6	Investment securities

Investment securities consist of short term investments, debt securities and convertible bonds.

	Note	December 31, 2022	December 31, 2023
		RMB	RMB
Short term investments	(a)	244,337,727	146,486,668
Debt securities	(b)	274,306,834	231,922,043
Convertible bonds	(c)	-	35,499,500
Total		518,644,561	413,908,211

(a)	Short term investments

The carrying amount and fair value of the investment securities by major security type and class of security as of December 31, 2022 and 2023 was as follows:

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2023:
Wealth management products	151,456,194	(4,969,526)	146,486,668
Total	151,456,194	(4,969,526)	146,486,668

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2022:
Wealth management products	243,542,140	795,587	244,337,727
Total	243,542,140	795,587	244,337,727

Wealth management products are investment products issued by commercial banks and other financial institutions in China. The wealth management products invest in a pool of liquid financial assets in the interbank market or exchange, including debt securities, asset backed securities, interbank lending, reverse repurchase agreements and bank deposits.

(b)	Debt securities

The debt securities are in the form of an investment in partnerships, made in December 2021 and 2022 and held- to-maturity corporate debt securities purchased in 2022. The partnership will return RMB10,000,000 to the Group quarterly, along with an 8% interest. The principal and interests are required to be fully repaid within 3 years. The investment has an amortized cost of RMB286,077,339 and RMB237,171,123 with an allowance for credit loss of RMB15,248,938 and RMB8,195,326 for the years ended December 31 2022 and 2023 respectively. The held-to-maturity debt securities have an amortized cost of RMB4,198,055 and RMB4,510,285 with an allowance for credit loss of RMB719,622 and RMB1,564,039 for the years ended December 31 2022 and 2023 respectively. The Group has the intent and ability to hold the investments to maturity or payoff.

(c)	Convertible bonds

As of November 20, 2023, the Group invested in the convertible bonds of US$5,000,000 of CNF FAMILY OFFICE LIMITED, an unrelated party company, which is accounted for at the fair value option The fair value of the convertible bonds as at December 31, 2023 has not changed significantly from its date of investment. The convertible bonds are equivalent to RMB35,499,500 as of December 31, 2023.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

7	Property and equipment

	December 31, 2022	December 31, 2023
	RMB	RMB

Office and other equipment	18,167,730	20,395,676
Leasehold improvements	16,904,137	16,192,039
Motor vehicles	2,372,413	3,095,131
Less: accumulated depreciation	(35,160,018)	(31,523,896)
Total	2,284,262	8,158,950

Total depreciation expense for the years ended December 31, 2022 and 2023 was RMB1,722,640 and RMB1,234,129, respectively, which were recorded in other expenses in each year.

8	Intangible assets and goodwill

	Note	December 31, 2022	December 31, 2023
		RMB	RMB

Intangible assets	(a)	3,487,733	3,014,944

(a)	Intangible assets

	December 31, 2022			December 31, 2023
	Gross carrying value	Accumulated amortisation	Net carrying value	Gross carrying value	Accumulated amortisation	Net carrying value
	RMB	RMB	RMB	RMB	RMB	RMB
Amortized intangible assets:
Software	10,793,974	(10,276,241)	517,733	10,383,659	(10,338,715)	44,944
Cooperation agreement	5,030,000	(5,030,000)	-	5,030,000	(5,030,000)	-
Total amortized intangible assets	15,823,974	(15,306,241)	517,733	15,413,659	(15,368,715)	44,944
Unamortized intangible assets:
Trademarks	2,970,000			2,970,000

As of December 31, 2022 and 2023, accumulated amortization was RMB15,306,241 and RMB15,368,715 respectively. Below table provides the current year and estimated future amortization expense for amortized intangible assets. The Group based its projections of amortization expense shown below on existing asset balances as of December 31, 2023. Future amortization expense may vary from these projections.

Software
RMB

Year ended December 31, 2023(actual)	518,903
Estimate for year ended December 31,
2024	23,581
2025	14,242
2026	7,121
2027	-
2028	-

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

9	Deposits

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

11	Other assets

	Note	December 31, 2022	December 31, 2023
		RMB	RMB

Guarantee deposits	(i)	243,470,845	385,472,848
Receivables from sales of loans	(ii)	32,469,152	269,284,889
Prepayments	(iii)	126,002,874	278,261,279
Purchased loans with credit deterioration	(iv)	-	135,274,471
Receivables for default guarantee payments	(v)	31,022,975	4,171,474
Receivables from loan facilitation service	(vi)	49,963,322	71,113,890
Receivables of guarantee service	(vii)	97,552,160	57,030,910
Non-marketable equity securities	(viii)	49,010,000	38,178,264
Amounts due from employees	(ix)	3,120,120	5,172,406
Other receivables		37,277,452	30,130,988
Total		669,888,900	1,274,091,419

(i)	Guarantee deposits are deposits that the Group provided, through Guangdong Nanfeng Financial Guarantee Group Co., Ltd (“Guangzhou Nanfeng”), a company that holds a financial guarantee license, for loans granted (a) under its consolidated VIE Zhonghai Lanhai Structured Fund 30-X, which is not structured in a stratified way and requires guarantee from a third party, and (b) under the cooperation with commercial banks for loan facilitation, post-facilitation and guarantee services, refer to Note 2(e)(ii) Off-balance sheet loans.

(ii)	As mentioned in Note 5, the Group transferred the delinquent loans to third parties so that the Group could collect the payment more quickly than to simply dispose the collaterals through litigation. The loan is derecognized if the Group does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. There is no constrain on the transferee’s rights to pledge or exchange, and the Group will not maintain effective control on the transferred loans for which the transferred loans are accounted for as sales without repurchase agreements. As of December 31, 2023, the Group transferred loans with balances amounting to RMB478,204,375 to Guangzhou Restructuring No.1 Investment Center (Limited Partnership) for transfer price of RMB232,093,576.

(iii)	Prepaid accounts mainly include litigation fees, rent, water, electricity and property management and network charges prepaid in the daily operation of the Group. Another important component is the prepayment of building purchase. In 2022, CNFinance entered into a contract with a third-party company for the purchase of commercial properties as office buildings for its own use. As of December 31, 2023, the Group has paid RMB151,111,771 as agreed in the contract and this amount is being recognized in the account prepaid, as the building is not delivered.

(iv)	The purchased loans with credit deterioration are overdue loans repurchased at par value by the Group from commercial banks under the commercial bank partnership model. In 2023, the Group started purchasing loans with credit deterioration, totaling RMB727,469,577. As of 31 December 2023, the purchased loans with credit deterioration amounted to RMB196,663,638 and allowance for credit loss amounted to RMB61,389,167. The amount of loans disbursed in 2021, 2022 and 2023 is RMB229,396, RMB98,544,251, and RMB97,889,991, respectively.

The following tables provides information on delinquency, which is the primary credit quality indicator for purchased loans with credit deterioration as of December 31, 2023.

	31 - 90 days past due	91 - 180 days past due	181 - 270 days past due	Total
	RMB	RMB	RMB	RMB

Purchased loans with credit deterioration	134,956,909	44,444,750	17,261,979	196,663,638

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

11	Other Assets (continued)

The table below sets forth the movement of allowance for credit loss for the years ended December 31, 2023:

2023
RMB
As of January 1	-
Provision for credit losses	74,133,669
Charge-offs	(12,744,502)
Recoveries	-
As of December 31	61,389,167

(v)	Under the commercial bank partnership model when a borrower is overdue for a certain number of days, the Group pays interest to the bank on behalf of the borrower, which is subsequently charged to the borrower, and this amount accounts for the receivables for default guarantee payments.

(vi)	Under the commercial bank partnership model, the Group provides loan facilitation services and post-facilitation services.

(vii)	Under the commercial bank partnership model, the Group calculates the guarantee obligation and recognizes the guarantee fee receivable.

(viii)	The measurement alternative is selected for the non-marketable equity securities. Under the measurement alternative, the equity securities without readily determinable fair value are measured at cost minus impairment and adjusted for changes in observable prices.

In June 2016, the Group invested 10,003,334 shares at RMB3.00 per share, which represents 2.14% of the paid-in capital, in Guangdong Qingyuan Rural Commercial Bank (“Qingyuan Rural”). The Group transferred 2 million shares to an unrelated third party at RMB3.00 per share which is same as the investment cost on September 18, 2019. Qingyuan Rural paid stock dividends of 224,093 shares and 61,705 shares on April 28, 2022 and April 27, 2023, respectively, and the Group’s cost of investment decreased from RMB3.00 per share to RMB2.90 per share. The Group transferred 1.7 million shares to an unrelated third party at RMB2.00 per share and recognized an investment loss of RMB1,524,159 for RMB2.90 per share on December 26, 2023. As of December 31, 2023, the Group has invested RMB19,085,841 in Qingyuan Rural. Due to the change in observable price in 2023, the Group recognized an impairment of RMB5,907,577 based on most recent transaction price of RMB2.00 per share.

In January 2022, the Group and Guangzhou Minghui set up Guangzhou Mingfeng Partnership (“Guangzhou Mingfeng”). The total paid-in capital was RMB40,000,000 and the Group has invested RMB25,000,000 in Guangzhou Mingfeng as limited partner. No change in observable price has been identified and no impairment has been recorded for the two years of 2022 and 2023.

(ix)	Amounts due from employees mainly include temporary advances to employees for payments on behalf of the Group.

12	Interest-bearing borrowings

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

	Note	Fixed interest rate per annum	Term	December 31, 2022	December 31, 2023
				RMB	RMB
Repurchase agreements

Funds obtained from financial institutions	(i)	10.0% to 13.8%	Within 2 years	111,593,865	681,556,262

Interest payable to financial institutions	(i)			1,048,145	5,025,192
Total repurchase agreements				112,642,010	686,581,454

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

Funds obtained from financial institutions

In 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB28,238,219 to an unrelated third-party transferee, Guangdong Yuehai Asset Management Co., Ltd. (“Yuehai Asset”), with a 10.0% to 10.5% per annum rate of return. In 2023, among all the transferred loan principals, interests and financing service fee receivables, a portion of them with carry amount of RMB1,818,219 is settled and repurchased back by the Group. In addition, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB31,110,000 to Yuehai Asset with a 10.5% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2023, the amount of funds obtained from Yuehai Asset and the interest payable are RMB11,139,809 and RMB99,021, respectively.

In 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB5,965,977 to an unrelated third-party transferee, Pingan Puhui Lixin Asset Management Co., Ltd (“Pingan Puhui”), with a 13.8% per annum rate of return. In 2023, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB78,506,284 to Pingan Puhui, with a 12.8% to13.8% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 360 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2023, the amount of funds obtained from Pingan Puhui and the interest payable are RMB66,130,175 and RMB1,767,661, respectively.

In 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB113,053,053 to an unrelated third-party transferee, China Foreign Economy and Trade Trust Co.,Ltd (“FOTIC”), with a 12.5% per annum rate of return. In 2023, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB1,442,034,780 to FOTIC, with a 11.5% to 12.5% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 913 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2023, the amount of funds obtained from FOTIC and the interest payable are RMB374,412,943 and RMB721,525, respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB60,330,828 to an unrelated third-party transferee, Shanghai Xingbo Enterprise Management Partnership (Limited Partnership) (“Shanghai Xingbo”), with a 12.5% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2023, the amount of funds obtained from Shanghai Xingbo and the interest payable are RMB20,974,932 and RMB805,748, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB143,964,403 to an unrelated third-party transferee, Zhonghai Trust Co.,Ltd. (“Zhonghai Trust”), with a 11.3% to 13.2% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 720 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2023, the amount of funds obtained from Zhonghai Trust and the interest payable are RMB82,865,791 and RMB78,521, respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB206,493,005 to an unrelated third-party transferee, Cofco Trust Co. Ltd. (“Cofco Trust”), with a 11.5% to 12.3% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase if the repayment of the transferred loans is not satisfactory for which the payback of the pledged assets is less than 10%, 20%, 30% and 70% of the initial remaining principal amount of the pledged assets at the agreed date. As of December 31, 2023, the amount of funds obtained from Cofco Trust and the interest payable are RMB97,233,503 and RMB1,012,120, respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB56,038,750 to an unrelated third-party transferee, Changzhou Huitong Investment Co. (“Changzhou Huitong”), with a 11.5% to 13.0% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2023, the amount of funds obtained from Changzhou Huitong and the interest payable are RMB28,799,109 and RMB540,596, respectively.

	December 31, 2022	December 31, 2023
	RMB	RMB
Underlying collateral types of gross obligations Repurchase agreements:

Loans principal, interest and financing service fee receivables	111,593,865	681,556,262
Total repurchase agreements	111,593,865	681,556,262

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB

Repurchase agreements
As of December 31, 2023	-	-	-	681,556,262	681,556,262
As of December 31, 2022	-	-	-	111,593,865	111,593,865

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

(b)	Other borrowings

Other borrowings	Note	Fixed interest rate per annum	Term	December 31, 2022	December 31, 2023
				RMB	RMB
Short-term:
Investors of consolidated VIEs	(i)	5.1% to 9.7%	Less than 1 year	5,675,480,078	6,428,349,468

Long-term:
Investors of consolidated VIEs	(i)	5.5% to 10.2%	1 - 5 years	1,991,623,976	1,679,000,689

Commercial bank A	(ii)	4.5%	10 years	-	74,870,833
Commercial bank B	(iii)	4.1%	30 years	-	22,250,000
Interest payable to
Investors of consolidated VIEs	(i)			60,455,283	39,144,391
Total				7,727,559,337	8,243,615,381

(i)	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payable in these consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds. As of December 31, 2023, the borrowings from VIEs have principal RMB8,107,350,157, bearing interests from 5.1% to 10.2% per year.

(ii)	In December 2023, the Group entered into a 10-year loan agreement with a commercial bank in the PRC, with total principal of RMB75,500,000. The borrowing bear annual interest rate of 4.5% in 2023 and were secured by the Group’s recently purchased office buildings. As of December 31, 2023, the outstanding loan principal was RMB74,870,833.

(iii)	In November 2023, the Group entered into a 30-year loan agreement with a commercial bank in the PRC, with total principal of RMB22,250,000. The borrowing bear annual interest rate of 4.1% and were secured by the Group’s recently purchased real estate property. As of December 31, 2023, the outstanding loan principal was RMB22,250,000.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	December 31, 2023
	2024	2025	2026	2027	2028	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Investors of consolidated VIEs	-	1,240,300,000	98,400,000	2,350,689	-	337,950,000	1,679,000,689

Commercial bank A	7,550,000	7,550,000	7,550,000	7,550,000	7,550,000	37,120,833	74,870,833

Commercial bank B	386,388	402,531	419,349	436,869	455,121	20,149,742	22,250,000

Total	7,936,388	1,248,252,531	106,369,349	10,337,558	8,005,121	395,220,575	1,776,121,522

	December 31, 2022
	2023	2024	2025	2026	2027	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Investors of consolidated VIEs	-	1,084,492,735	237,055,841	13,075,400	-	657,000,000	1,991,623,976

Total	-	1,084,492,735	237,055,841	13,075,400	-	657,000,000	1,991,623,976

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

12	Interest-bearing borrowings (continued)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31, 2022	December 31, 2023
	RMB	RMB
Loans principal, interest and financing service fee receivables	147,257,249	2,163,917,080

Office buildings	-	151,111,771

Real estate property	-	44,500,000
Total	147,257,249	2,359,528,851

13	Credit risk mitigation position

	December 31, 2022	December 31, 2023
	RMB	RMB

Balance at the beginning of the year	1,348,449,426	1,354,653,070
Increase during the year	960,663,187	767,794,395
Decrease during the year	(883,079,007)	(532,841,138)
Confiscation during the year	(71,380,536)	(422,763)
Balance at the end of the year	1,354,653,070	1,589,183,564

Under the collaboration model, the Group collaborates with sales partners who are dedicated to introduce the Group’s loan services to prospective borrowers. The sales partners need to place security deposits ranging from 5%-25% of the loans issued to the borrowers introduced by them (such contribution, the “credit risk mitigation position” or “CRMP”) to the Group. The credit risk mitigation position will be transferred into an account designated by the Group and is fully refundable upon repayment of the loan the credit risk mitigation position is associated with.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

14	Other liabilities

	Note	December 31, 2022	December 31, 2023
		RMB	RMB

Guarantee repayments from sales partner	(i)	416,698,397	745,949,231
Guarantee liabilities	(ii)	230,867,505	348,687,842
Settlement and clearing accounts	(iii)	135,652,186	185,879,704
Collaboration cost payable	(iv)	50,393,275	77,772,200
Other tax payable	(v)	74,985,486	67,039,714
Receipt in advance	(vi)	35,645,384	39,640,024
Customer pledged deposits	(vii)	39,296,162	39,136,313
Amounts due to third parties	(viii)	18,591,226	15,634,165
Accrued expenses	(ix)	16,486,002	7,308,342
Others	(x)	9,855,045	3,644,317
Total		1,028,470,668	1,530,691,852

(i)	Under the collaboration model, sales partners are required to provide a certain level of guarantee of repayment for loans recommended. Guarantee repayments from sales partner mainly consist of repayments collected from sales partners who exercise the guarantee, and those repayments will be returned to trust company.

(ii)	In 2021, the Group started to cooperate with a third-party financing guarantee corporation, Guangzhou Nanfeng, that directly provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, Guangzhou Nanfeng will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to Guangzhou Nanfeng for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to Guangzhou Nanfeng and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees.

Maximum potential undiscounted future payment that the Group would be required to make were RMB2.45 billion and RMB4.06 billion, as of December 31, 2022 and December 31, 2023, respectively. The Group recognized both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, amounting RMB82,385,089 and RMB57,132,677 for fiscal year 2022 and 2023, respectively, and a contingent guarantee liability with an allowance for credit losses of the underlying loans under current expected credit loss (“ACL”) model for these financial guarantee provided for off-balance sheet loans, amounting RMB148,482,416 and RMB291,555,165 for fiscal year 2022 and 2023, respectively. The increase in contingent guarantee liabilities under ACL model from December 31, 2022 to December 31, 2023 is mainly due to the expansion of off-balance sheet loans under the commercial bank partnership model. This increase was partially offset by a favorable macroeconomic environment mentioned in Note 5 (a)(i). The initial term of the guarantee liabilities is the same as the term of loans facilitated under the arrangements with commercial banks, which ranges from 1 year to 10 years, as of December 31, 2023. The remaining term of the guarantee liabilities range from 1 year to 10 years as of December 31, 2023.

The table below sets forth the movement of contingent guarantee liabilities for the years ended December 31, 2022 and 2023:

	2022	2023
	RMB	RMB
As of January 1	3,182,958	148,232,216
Provision for credit losses	145,049,258	149,512,430
Payouts during the year	-	(156,233,140)
Increase in guaranteed recoverable assets	-	150,043,659
As of December 31	148,232,216	291,555,165

(iii)	The Group transferred loans to third party investors and recorded these transactions as sales in Note 5(c). After the transfer, the contract terms related to payment proceeds from the loans remain the same: The Group collects payments of loans and then disburses the proceeds from the relevant loans to third-party transferees.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

14	Other Liabilities (continued)

(iv)	The collaboration cost for sales partners is a percentage of the loan principal amount that the sales partners recommended to the Group and is calculated by subtracting the project cost, a cost which is agreed between the Group and the sales partners that will vary based on different terms of loans, from interest and fees income received from borrowers.

(v)	Other tax payables mainly represent value-added tax and surcharges payables.

(vi)	Receipt in advance consists of advance for interest and financing service fees on loans and down payments of loans held-for-sale by loan transferees.

(vii)	Customer pledged deposits mainly consist of the deposits collected from certain customers to reduce the risk of failure to make payments on schedule.

(viii)	Amounts due to third parties are payments to be paid for third parties.

(ix)	Accrued expenses mainly consist of promotional costs relating to building the collaboration model and expenses payable to consultants such as the auditor and lawyer.

(x)	Other liabilities are expected to be settled or recognized as income within one year or are repayable on demand.

15	Ordinary shares

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

Upon the IPO on November 7, 2018 and exercise of the green shoes options, the Company issued 130,000,000 and 8,500,000 ordinary shares, equal to 6,500,000 ADSs and 425,000 ADSs, respectively, priced at USD7.5 per ADS. The Company issued 2,709,200 ordinary shares, equal to 135,460 ADSs, upon a follow-on exercise of the green shoes options on November 21, 2018, priced at USD7.5 per ADS. As of December 31, 2023, the Company in total issued 1,371,643,240 outstanding ordinary shares.

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

17	Retained earnings

	Note	December 31, 2022	December 31, 2023
		RMB	RMB

PRC statutory reserves	(i)	258,654,052	258,654,052
PRC surplus reserves	(ii)	169,552,789	173,958,994
Unreserved retained earnings		2,530,509,454	2,671,343,496
Total		2,958,716,295	3,103,956,542

(i)	With effect from July 1, 2012, pursuant to the “Administrative Measures on Accrual of Provisions by Financial Institutions” issued by the Ministry of Finance in March 2012, the Group is required, in principle, to set aside a general reserve not lower than 1.5% of the ending balance of its gross risk-bearing assets.

(ii)	In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

18	Accumulated other comprehensive losses

	Balance as of January 1, 2022	Other comprehensive loss, net	Balance as of December 31, 2022
	RMB	RMB	RMB

Foreign currency translation adjustment	(25,393,515)	15,181,518	(10,211,997)
Total	(25,393,515)	15,181,518	(10,211,997)

	Balance as of January 1, 2023	Other comprehensive income, net	Balance as of December 31, 2023
	RMB	RMB	RMB

Foreign currency translation adjustment	(10,211,997)	867,116	(9,344,881)
Total	(10,211,997)	867,116	(9,344,881)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

19	Interest and fees income

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB

Interest and financing service fees on loans	(i)	1,770,351,645	1,574,074,534	1,580,001,675
- Interest income		1,759,906,523	1,573,405,364	1,579,868,355
- Financing service fees		10,445,122	669,170	133,320
Interest income charged to sales partners	(ii)	33,448,660	122,019,472	134,542,337
Interest income on debt securities	(iii)	-	22,195,046	20,468,849
Interest on deposits with banks		11,973,675	13,063,523	19,582,159
Total		1,815,773,980	1,731,352,575	1,754,595,020

(i)	Interest and financing service fees on loans, which include financing service fees on loans, are recognized in the consolidated statements of comprehensive income using the effective interest method. Financing service fees on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method.

(ii)	Interest income charged to sales partners refers to the cost of and interest on the partner’s instalment repurchase options under collaboration model.

(iii)	Interest income on debt securities in forms of partnership investment and corporate debt securities. Please refer to note 6(b).

20	Net revenue under the commercial bank partnership model

The Group has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022. Net revenue under the commercial bank partnership model representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party financing guarantee corporations.

Revenues from loan facilitation services are recognized at the time a loan is originated, at which time the facilitation service is considered completed. Revenues from loan facilitation services, covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers are RMB48,352,866 and RMB43,320,048 for the years ended December 31, 2022 and 2023, respectively.

Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from post-facilitation services, covering cash processing services and collection services are RMB6,226,524 and RMB27,233,014 for the years ended December 31, 2022 and 2023, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

20	Net revenue under the commercial bank partnership model (continued)

Refer to Note 14, the Group provided guarantee services for its off-balance sheet loans under the commercial bank partnership model. As a result, at inception of the guarantee, the Group recognized a stand-ready guarantee liability under ASC 460 at fair value. Subsequently, the stand-ready guarantee is released into gains from guarantee liabilities on a straight-line basis over the term of the guarantee. Gains from guarantee liabilities are RMB15,167,071 and RMB139,449,648 for the years ended December 31, 2022 and 2023, respectively.

The total amount of net fees paid to third-party financing guarantee corporations for providing guarantee services to commercial banks and commission fee to local sales channels are RMB12,195,456 and RMB122,066,705 for the years ended December 31, 2022 and 2023, respectively.

21	Collaboration cost for sales partners

The Group collaborates with sales partners who are dedicated to introduce the Group and its loan services to prospective borrowers. The collaboration cost for sales partners is a percentage of the loan principal amount that the sales partners recommended to the Group and is calculated by subtracting the project cost, a cost which is agreed between the Group and the sales partners that will vary based on different terms of loans, from interest and fees income received from borrowers. The unique feature of this collaboration model is that the sales partners will be required to deposit an amount equal to 5% - 25% of the loans issued to the borrowers introduced by them. In return, the Group will pay collaboration cost as sales incentives to the sales partners.

22	Provision for credit losses, net of increase in guaranteed recoverable assets

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Home equity loans	257,624,013	(55,755,647)	57,110,646
Corporate loans	-	(24,693,114)	(31,271,295)
Debt securities	(5,403,084)	(10,565,475)	6,209,195
Guarantee liabilities	(3,182,958)	(145,049,258)	(149,512,430)
Interest and financing service fee receivables	49,429,922	7,947,030	5,020,090
Other assets	-	(9,968,399)	(64,839,204)
Total	298,467,893	(238,084,863)	(177,282,998)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

23	Realized gains on sales of investments, net

The gross realized gains on sales of investments are RMB57,368,616, RMB28,330,375 and RMB38,169,360 for the years ended December 31, 2021, 2022 and 2023, respectively. The gross realized losses on sales of investments are RMB38,198,180, RMB7,763,703 and RMB31,620,876 for the years ended December 31, 2021, 2022 and 2023, respectively.

24	Net losses on sales of loans

As mentioned in Note 5(c), the Group transferred the delinquent loans to third parties. Net losses on sale of loans which summarizes the received from sales of loans are net losses of RMB479,584,775, RMB44,554,948 and RMB17,190,545 for the years ended December 31, 2021, 2022 and 2023, respectively.

25	Other gains, net

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB
Foreign exchange gains	(i)	786,080	7,355,135	3,589,629
Net gains on confiscated credit risk mitigation positions	(ii)	12,733,681	71,380,536	422,763
Profits/(losses) from fair value changes	(iii)	1,101,669	(362,855)	(5,765,113)
Net loss on disposal of property and equipment		(328,262)	(30,742)	(147,644)
Others		7,768,674	11,571,964	6,747,962
Total		22,061,842	89,914,038	4,847,597

(i)	The changes of foreign exchange gain are mainly due to exchange rate changes in cash and cash equivalents held by the Group, including US dollar account and Hong Kong dollar account.

(ii)	Sales partners provide CRMPs as security deposits. Pursuant to the collaboration agreements if the debtor’s loan principal repayments or accrued interests are past due or the loan is in default, sales partners are obliged to fulfill their guaranteed responsibility by selecting among different approaches, otherwise the CRMPs deposited by sales partners are confiscated by the Group, refer to Note 1.

(iii)	Profits/(losses) from fair value change refers to gains or losses resulting from changes in the fair value of investment securities.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

26	Other expenses

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Advertising and promotion expenses	29,171,942	32,412,727	49,828,134
Consulting fees	9,330,732	12,016,260	17,480,308
Entertainment and travelling expenses	10,793,089	9,740,873	15,252,790
Office and commute expenses	10,711,801	7,791,694	10,792,783
Post-loan management expenses	-	-	10,481,523
Directors and officers liability insurance	3,545,117	3,474,151	3,613,489
Communication expenses	3,861,529	2,424,242	2,826,369
Research and development expenses	1,602,095	760,465	1,791,754
Depreciation and amortization	3,821,788	2,244,279	1,753,032
Litigation and attorney fees	18,697,784	7,680,633	1,714,117
Others	8,964,511	7,344,173	5,986,473
Total	100,500,388	85,889,497	121,520,772

27	Income tax expense

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

Guangzhou Fanze Information Technology Co., Ltd. (“Fanze”) was granted the ’‘qualified software enterprise’’ status in 2023 and is entitled to a tax exemption for the first two years and a 50% reduction in the income tax rate for the third to fifth years. Since Fanze began to make profits in 2023, according to the above policy, it will enjoy a tax exemption from 2023 to 2024, and a halved income tax levy from 2025 to 2027.

Some subsidiaries within the Group are small-scale and micro-profit enterprises, paying corporate income tax at a rate of 20% based on 25% of the actual taxable amount resulting in a 5% statutory income tax rate.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Income tax expense (continued)

The effect of the Group’s tax holiday on income tax expense is RMB2.5 million and RMB7.2 million in 2022 and 2023, respectively. The basic earnings per ordinary share effect of the Group’s tax holiday for the years ended December 31, 2022 and 2023 was RMB0.002 and RMB0.005, respectively. The diluted earnings per ordinary share effect of the Group’s tax holiday for the years ended December 31, 2022 and 2023 was RMB0.002 and RMB0.005, respectively.

Income tax expense, all of which relates to the PRC, consists of the following for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Current tax expense	218,567,885	171,146,093	57,510,432
Deferred tax benefit	(190,009,905)	(133,913,450)	(16,493,414)
Total income tax expense	28,557,980	37,232,643	41,017,018

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31
	2022	2023
	RMB	RMB
Deferred tax assets:
Allowance for credit losses	316,744,794	299,171,819
Debt securities	3,992,140	2,439,841
Guarantee liabilities	37,120,604	78,276,760
Net operating loss carry-forwards	9,116,290	10,041,747
Lease liabilities	7,145,869	6,518,368
Receivables from sales of loans	-	2,861,697
Other deferred tax assets	669,876	707,887
Total deferred tax assets	374,789,573	400,018,119

Valuation allowance	(9,116,290)	(10,041,747)
Deferred tax assets, net of valuation allowance	365,673,283	389,976,372
Net deferred tax assets	76,904,707	92,224,714

Deferred tax liabilities:
Intangible assets	(742,500)	(742,500)
Short term investments	(171,864)	(20,756)
Right-of-use assets	(7,444,339)	(6,956,985)
Intercompany receivables	(41,988,923)	(41,453,522)
Guarantee assets	(181,602,700)	(218,757,757)
Undistributed earnings from structured funds	(130,570,272)	(102,398,753)
Total deferred tax liabilities	(362,520,598)	(370,330,273)
Net deferred tax liabilities	(73,752,022)	(72,578,615)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Income tax expense (continued)

Movement of valuation allowance:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
At the beginning of year	10,443,239	15,226,575	9,116,290
Current year additions	7,238,296	613,314	2,096,152
Current year reversals	(2,427,869)	(6,722,726)	(722,911)
Current year expiration of carry-forwards	(27,091)	(873)	(447,784)
Net change in the valuation allowance	4,783,336	(6,110,285)	925,457
At the end of year	15,226,575	9,116,290	10,041,747

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of valuation allowance, as of December 31, 2022 and 2023.

Valuation allowances have been provided for certain deferred tax assets due to the uncertainty surrounding their realization. As of December 31,2022 and 2023, the valuation allowance on deferred tax assets, mainly arising from operating loss carryforwards, were provided because it was more likely than not that the Group will not be able to utilize the operating loss carryforwards generated by certain unprofitable subsidiaries.

The Group operates through its subsidiaries and VIEs. Since each entity files a separate tax return, the valuation allowance is considered on an individual entity basis.

As of December 31, 2023, the Group had net operating loss carryforwards of RMB40,166,989 from its subsidiaries registered in the PRC, which can be carried forward to offset future taxable income. The Group had deferred tax assets related to these net operating loss carryforwards of RMB10,041,747. The net operating losses will expire in years in 2024 to 2028 if not utilized.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Income tax expense (continued)

Management intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The amount of the temporary difference in respect of investments in PRC subsidiaries is RMB2,878,680,731 as of December 31, 2023. Upon repatriation of the subsidiaries’ and the VIE’s earnings, in the form of dividends or otherwise, the Group would be subject to 10% PRC withholding income tax when making distribution to foreign parent companies. However, the Group was not subject to withholding income tax in 2023 because the Group did not make any distribution to foreign parent companies. The related unrecognized deferred tax liabilities were RMB287,868,073.

Income before income tax expense is as follows:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Cayman Islands	(189,507)	(477,322)	(9,006,814)
BVI	(247)	(20,803)	4,407,292
Hong Kong	(11,202,740)	2,773,547	(1,168,618)
PRC	105,157,938	170,308,632	211,402,719
Total	93,765,444	172,584,054	205,634,579

The reconciliation of the PRC statutory income tax rate of 25%, the income tax rate of the jurisdiction where the Group has substantially all of its operations, to the effective income tax rate is as follows:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
PRC statutory income tax rate	25.00%	25.00%	25.00%
(Decrease)/increase in effective income tax rate resulting from:

Tax holiday	-	(1.42)%	(3.48)%
Tax-free income	(10.63)%	(1.36)%	(2.64)%
Non-deductible share option expense	5.00%	0.84%	0.91%
Other non-deductible expenses	2.56%	0.67%	0.42%
Zero tax rate in foreign countries	0.05%	0.07%	0.84%
Differential and preferential tax rates	3.05%	(0.4)%	(0.11)%
Changes in valuation allowance	5.14%	(3.54)%	0.67%
Research and development super-deduction	-	-	(1.01)%
Changes in unrecognized tax benefits	-	0.31%	(0.82)%
Others	0.29%	1.40%	0.17%
Effective income tax rate	30.46%	21.57%	19.95%

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

27	Income tax expense (continued)

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards.

The Group did not have any significant unrecognized tax benefits, and no significant interest and penalty expenses related to income taxes were recorded for the years ended December 31, 2021, 2022 and 2023.

28	Earning per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Net income	65,207,464	135,351,411	164,617,561
Basic weighted average number of common shares outstanding	1,371,643,240	1,371,643,240	1,371,643,240
Effect of dilutive share options	154,246,831	155,453,871	74,254,198
Dilutive weighted average number of ordinary shares	1,525,890,071	1,527,097,111	1,445,897,438
Basic earnings per share	0.05	0.10	0.12
Diluted earnings per share	0.05	0.09	0.11

In 2020, the Group issued 187,933,720 ordinary shares to the Depositary. No consideration was received by the Group for the issuance. As of December 31, 2023, no share out of the total 187,933,720 ordinary shares were used to settle share-based compensation. The 187,933,720 ordinary shares are legally issued and not outstanding, and do not affect the computation of earnings per share.

29	Share-based compensation expenses

(a)	Description of share-based compensation arrangements

On January 3, 2017, the Group adopted a new share incentive plan, or the 2017 Share Incentive Plan. Options to purchase 187,933,730 ordinary shares pursuant to the 2017 Share Incentive Plan were issued to certain management and employees. Accordingly, 60%, 20% and 20% of the award options shall vest on December 31, each of the years 2017 to 2019, respectively. Unless terminated earlier, the 2017 Share Incentive Plan will terminate automatically in 2022 to 2024.

On August 27, 2018, 2018 Share Incentive Plan (the “2018 Option”) for granting shares award of the Group to certain management members and employees of the Group was issued to concurrently replace the 2017 Share Incentive Plan which granted Sincere Fame’s share. Except for the aforementioned change of grantor and the extension of the 20% of the award’s termination year, which was vested in December 31,2017, by one to December 31st, 2023, all terms of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan were the same. No change in the fair value, vesting conditions or the classification of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan. In connection with the 2018 Option, 187,933,730 ordinary shares were issued to the Depositary as a reserve pool for future issuances upon the exercise of share options granted under the 2018 Option to the Group’s management members and employees. All shareholder rights of these 187,933,730 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding shares are exercised.

On December 31, 2019, the Group granted options to certain management and employees to purchase 119,674,780 ordinary shares pursuant to the 2018 Share Incentive Plan (the “2019 Option”). Accordingly, 50%, 30% and 20% of the award options shall vest on December 31, each of the years 2020 to 2022, respectively, with expiration dates on December 31, each of the years 2025 to 2027.

On December 31, 2023, 80% of the 2018 Option has expired. The Board authorized the Group to postpone the expiration date of the expired portion from December 31, 2023, to December 31, 2024, being referred as “Extend 2018 Option”, as previously discussed with the management and employees.

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

Excluding the options containing service vesting conditions, the Group calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (2018 Option)	Share awards granted on December 31, 2019 (2019 Option)	Share awards granted on December 31, 2023 (Extend 2018 Option)
Expected volatility	40.00%	41.52%	59.27%
Expected dividends	-	-	-
Risk-free interest rate	3.10%	3.12%	2.08%
Expected term (in years)	5	5	-
Expected life (in years)	6	8	1

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

Extend 2018 Option

When the options of the 2018 Option were issued, the Group’s shares were already publicly traded. The expected volatility is estimated based on the historical volatility of the Group for the period at the option modification date, December 31, 2023, to contractual life of the options, December 31, 2024. The contractual life of the options is 1 year. Therefore, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 1-year government bond, using interpolation method, at the option modification date.

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

Date of options grant/modify	Options granted/modified	Exercise price		Fair value of option		Fair value of ordinary shares
January 3, 2017	75,173,492	RMB	0.50	RMB	1.26	RMB	1.72
January 3, 2017	112,760,238	RMB	0.50	RMB	1.27	RMB	1.72
December 31, 2019	83,772,346	RMB	1.00	RMB	0.71	RMB	1.40
December 31, 2019	35,902,434	RMB	1.00	RMB	0.75	RMB	1.40
December 31, 2023	150,346,984	RMB	0.50	RMB	0.34	RMB	0.29

For the 2018 option granted on January 3, 2017, there was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized.

For the 2019 Option, there was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2023, the expenses in relation to the 2019 Option have been fully recognized.

For the Extend 2018 Option, the Group recognized extension related incremental compensation cost of RMB7.5 million in 2023. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2023, the expenses in relation to the Extend 2018 Option have been fully recognized.

30	Material related party transactions

The Group did not have any related party transactions in the year ended December 31, 2023.

31	Operating leases

The Group leases multiple office spaces which are contracted under various non-cancelable operating leases, most of which provide extension or early termination options and are generally expired in 1 to 3 years. The Group does not enter into any finance leases or leases where the Group is a lessor. Moreover, the existing operating lease agreements do not contain any residual value guarantees or material restrictive covenants.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

31	Operating leases (continued)

The following tables present the operating lease cost and other supplemental information:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost (1)	14,764,364	13,966,943	16,366,797

(1)	Amounts include short-term leases that are immaterial.

	December 31, 2022	December 31, 2023
	RMB	RMB
Weighted-average remaining lease term	3.59 Years	2.76 Years

Weighted-average discount rate	4.75%	4.74%

Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	15,101,145	16,927,380

ROU assets obtained in exchange for new operating lease liabilities	29,777,357	27,827,938

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of December 31, 2023:

Year ended December 31	RMB

2024	12,812,205
2025	6,691,928
2026	4,935,462
2027	3,427,888
2028	-
Thereafter	-
Total future operating lease payments	27,867,483

Less: imputed interest	(1,794,010)
Total present value of operating lease liabilities	26,073,473

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company (continued)

Condensed balance sheets

	December 31, 2022	December 31, 2023
	RMB	RMB
Assets
Cash and cash equivalents	5,080,204	12,927,318
investment securities	11,320,828	5,305,137
Investments in subsidiaries	392,559,403	392,559,403
Other assets	212,636,091	196,071,985
Total assets	621,596,526	606,863,843
Liabilities and shareholders’ equity

Accrued employee benefits	620,748	425,994
Other operating liabilities	10,827,876	12,485,706
Total liabilities	11,448,624	12,911,700
Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2022 and December 31, 2023, respectively)	916,743	916,743
Treasury stock	(87,631,475)	(101,277,607)
Additional paid-in capital	705,422,445	705,422,445
Retained earnings	(7,944,752)	(16,951,566)
Accumulated other comprehensive losses	(615,059)	5,842,128
Total shareholders’ equity	610,147,902	593,952,143

Total liabilities and shareholders’ equity	621,596,526	606,863,843

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company (continued)

Condensed statements of comprehensive income

	Year ended December 31
	2022	2023
	RMB	RMB
Interest and fees income
Interest income on debt securities	621,472	-
Interest on deposits with banks	20,593	11,254
Total interest and fees income	642,065	11,254

Realized gains/(losses) on sales of investments, net	2,889,427	(5,691,380)
Other (losses)/gains, net	(22)	987,920
Total non-interest income	2,889,405	(4,703,460)

Operating expenses
Employee compensation and benefits	(620,748)	(892,811)
Other expenses	(3,388,044)	(3,421,797)
Total operating expenses	(4,008,792)	(4,314,608)

Losses before income tax expense	(477,322)	(9,006,814)
Net losses	(477,322)	(9,006,814)
Other comprehensive income
Foreign currency translation adjustment	23,937,221	6,457,187
Comprehensive income/ (losses)	23,459,899	(2,549,627)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

32	Condensed financial information of the parent company (continued)

Condensed statements of cash flows

	Year ended December 31
	2022	2023
	RMB	RMB
Cash flows from operating activities:
Net losses	(477,322)	(9,006,814)
Other operating assets	67,500,641	22,579,797
Other operating liabilities	1,751,140	1,463,075
Net cash provided by operating activities	68,774,459	15,036,058
Cash flows from financing activities:
Repurchase of ordinary shares	(87,631,475)	(13,646,132)
Net cash used in financing activities	(87,631,475)	(13,646,132)
Net (decrease)/ increase in cash and cash equivalents	(18,857,016)	1,389,926
Cash and cash equivalents at the beginning of year	-	5,080,204
Effect of exchange rate change on cash and cash equivalents	23,937,220	6,457,188
Cash and cash equivalents at the end of year	5,080,204	12,927,318

33	Commitments and contingencies

As of December 31, 2023, the Group has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, the Group has not entered into any derivative contracts that are indexed to the Group’s shares and classified as shareholders’ equity, or that are not reflected in the Group’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, the Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

34	Concentration of Risks

The Group commenced its loan service business in 2006, adopted its previous business model in 2014 and introduced the collaboration model in December 2018. To expand on its financing channels, the Group launched a new funding model in 2021 by collaborating with the commercial banks.

As of December 31, 2023, one of the Group’s main funding resources is borrowing from trust companies, among them, majority of the borrowings were acquired from Trust company A, B and C, each accounted for more than 10% of the Group’s total interest-bearing borrowing.

Interest-bearing borrowing	December 31,	December 31,
	2022	2023
	%	%
Trust company A	59.5%	56.4%
Trust company B	4.1%	22.2%
Trust company C	13.4%	14.4%
Total	77.0%	93.0%

In 2022, the Group started to collaborate with sales partner A under the trust lending model, and also involved into business with sales partner A and its subsidiaries B and C in the commercial bank partnership model since the first quarter of 2023.

As of December 31, 2023, the outstanding principal balance of loans to borrowers introduced by sales partner A and its subsidiary B under the trust lending model represented 37.4% of the Group’s total balance of outstanding loan principal. Sales partners A and B provided 37.3% and 0.1%, respectively.

The trust lending model	December 31,	December 31,
	2022	2023
	%	%
Sales partners A and B	23.0%	37.4%

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

34	Concentration of Risks (Continued)

As of December 31, 2023, the outstanding principal balance of loans to borrowers introduced by sales partners A and its subsidiaries B and C under the commercial bank partnership model represented 63.1% of the Group’s total balance of outstanding loan principal. Sales partners A, B, and C provided 0.8%, 39.4%, and 22.9% respectively.

The commercial bank partnership model	December 31,	December 31,
	2022	2023
	%	%
Sales partners A, B, and C	-	63.1%

As of December 31, 2022 and December 31, 2023, Sales Partner A’s Affiliate Financing Guarantee Corporation A held a financial guarantee license and individually provided guarantee services for greater than 90% or more of the total outstanding off-balance under the commercial bank partnership model loans.

Guarantee services	December 31,	December 31,
	2022	2023
	%	%
Financing Guarantee Corporation A	98.5%	98.2%

35	Subsequent events

The Group has considered subsequent events through April 26, 2024, which was the date of these consolidated financial statements were issued, and has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.