Form 20-F
period 2024-12-31
CNFinance Holdings Ltd.
filed 2025-04-30
CIK 1733868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

22/F, South Finance Center, No. 6 Wuheng Road
Tianhe District, Guangzhou City, Guangdong Province
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

1,371,643,240 ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

Yes ☐ No ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

Introduction

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 20 of our ordinary shares;

●	“allowance ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date;

●	“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“contractual interest rate” refers to the interest rate prescribed under loan agreements;

●·	“CNFinance”, “the Company”, or “the Group”refers to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability;

●	“Credit Risk Mitigation Position” or “CRMP” refers to the amount contributed by the sales partners equal to 5% to 25% of the loans issued to the borrowers introduced by the sales partners to share the credit risk with the Company;

●	“delinquency ratio” of a particular date refers to total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date;

●	“effective interest rate” refers to the annualized internal rate of return based on initial outlay of loan principal, initial inflow of financing service fees (if applicable) and expected monthly inflow of repayments;

●	“effective sales partners” refers to the sales partners who have introduced at least one borrower since inception to us that was approved by our trust company partners for loan facilitation;

●	“leverage ratio” refers to the ratio of total assets to total shareholders’ equity;

●	“charge-off ratio” refers to the ratio of charge-offs during a period over the average beginning and ending balances of outstanding loan principal of the same period;

●	“loan-to-value ratio” or “LTV ratio” refers to the ratio of loan amount to the value of asset collateral; the loan amount is calculated as the amount of all outstanding loans to be secured by the collateral;

●	“NPL” refers to a loan being delinquent for over 90 days;

●	“NPL provision coverage ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date;

●	“NPL ratio” as of a particular date represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date;

●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

●	“Pearl River Delta region” refers to Dongguan, Zhongshan, Foshan, Guangzhou, Huizhou, Jiangmen, Shenzhen, Zhuhai and Zhaoqing;

●	“quick disposal plans” refers to the mechanisms that we utilize to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“senior units” refers to the senior units and intermediate units, if applicable, in a trust plan;

●	“structural leverage ratio” refers to the ratio of the total amount of senior units and subordinated units; intermediate units are included as senior units for the purpose of calculation;

●	“Tier 1 cities” refers to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” refers to Dongguan, Foshan, Nanjing, Nanchang, Nantong, Xiamen, Hefei, Dalian, Tianjin, Changzhou, Xuzhou, Huizhou, Chengdu, Wuxi, Kunming, Hangzhou, Wuhan, Ji’nan, Zhuhai, Shijiazhuang, Fuzhou, Suzhou, Xi’an, Zhengzhou, Chongqing, Changsha, Qingdao, Shaoxing, Ningbo, Wuxi, Harbin, Changchun, Nanning, Wenzhou, Quanzhou, Guiyang, Taiyuan, Jinhua, Yantai, Jiaxing, Taizhou, Zhongshan, Baoding, Lanzhou and Langfang;

●	“total operating income” refers to the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company,” “the Company,” “the Group,” and “our” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries and consolidated affiliated entities, including but not limited to Shenzhen Fanhua United Investment Group Co., Ltd. and Guangzhou Heze Information Technology Co., Ltd., as a group; and

●	“Yangtze River Delta region” refers to Shanghai, Nanjing, Nantong, Hefei, Yixing, Changzhou, Yangzhou, Wuxi, Hangzhou, Jiangyin, Taizhou, Shaoxing, Suzhou, Jiaxing and Zhenjiang.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2993 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024.

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

PRC Foreign Investment Law and its Implementing Regulations specify that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If a foreign investment enterprise (the “FIE”) proposes to conduct business in an industry subject to foreign investment “restrictions” in the negative list, the FIE must meet certain conditions under the negative list before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. Investments made in Mainland China by investors from the Hong Kong Special Administrative Region and the Macao Special Administrative Region shall be governed by the PRC Foreign Investment Law and its Implementing Regulations. On September 6, 2024, the NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Access of Foreign Investments (2024 Edition), as came into effect on November 1, 2024, according to which the industry of loan service has not been subject to foreign investment “restrictions” or “prohibitions” in the Negative List. Our PRC legal advisor, Global Law Office, advises us that according to the PRC Foreign Investment Law and the Implementing Regulations, the PRC regulatory agencies shall, considering the needs for further foreign opening and economic and social development, adjust the Negative List where appropriate. Therefore, if the industry of loan service is subject to the foreign investment restrictions or prohibitions under the negative list issued subsequently, our failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, and business operations.

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

Risks Associated with Our Corporate Structure

CNFinance Holdings Limited is a holding company with no operations of its own. It conducts substantially all of its operations in China primarily through its subsidiaries in China, in particular Shenfanlian Investment Group Co., Ltd. (formerly known as Shenzhen Fanhua United Investment Group Co., Ltd.), Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities, and substantially all of its assets and operations are located in China. With a holding company structure, we principally rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. If these subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In 2022, 2023 and 2024, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations. None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

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

Risks Associated with the Holding Foreign Companies Accountable Act

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including the accounting firms that prepared the audit reports included in this annual report. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

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

For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The accounting firms that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

The PRC government has significant authority to exert influence on the ability of a company based in China, such as ours, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. We face risks associated with regulatory approvals of overseas offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. For example, in recent years, regulatory actions undertaken by China’s government, including the enactment of China’s new Data Security Law, amended Cybersecurity Review Measures, Personal Information Protection Law, Regulations for the Administration of Network Data Security, and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. For example, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the anti-monopoly law. Although we do not believe the current antimonopoly laws and regulations have a material adverse impact on our business and results of operations, any failure or perceived failure by us to comply with the relevant anti-monopoly laws and regulations may result in governmental investigations, enforcement actions or lawsuits and could have an adverse impact on our business and results of operations.

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

Additionally, trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including the accounting firms that prepared the audit reports included in this annual report. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we use such accounting firm to conduct audit work, we would be identified as a Commission-Identified Issuer under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. Such risk could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The accounting firms that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	The PRC government has significant oversight over the conduct of our business and as such may influence our operations, which may potentially result in a material adverse effect on our operations.

●	The oversight of the China Securities Regulatory Commission, Cybersecurity Administration of China or other governmental authorities may adversely affect our business and their approval may be required in connection with future offerings of securities overseas or to maintain the listing status of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	The collaboration model we have in place with our sales partners to acquire borrowers might be regarded as financial marketing and might face compliance risks.

●	The accounting firms that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Risks Related to Our Business

●	We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.

●	Our credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

●	Our trust company partners operate in a strictly regulated industry. If the practice of our trust company partners, including the cooperation arrangements with us, is challenged under any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.

●	We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

●	Our collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

●	Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding-failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.

●	Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

●	Our business depends on our ability to collect payment on and service the transactions we facilitate.

●	The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

●	Credit and other information that we or our trust company partners or our commercial bank partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

●	We primarily rely on our trust company partners and our commercial bank partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these partners and borrowers may be deemed as intermediation contracts under the Civil Code of the People’s Republic of China (the “Civil Code”).

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2024 taxable year, and we will likely be a PFIC for 2025 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect micro- and small-enterprise owners’ willingness to seek credit and our partners’ ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, the PRC and certain other countries, as well as the recent banking turmoil in the United States and European Union. For instance, the U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. For instance, President Trump has recently escalated his tariff policies, imposing sweeping new tariffs on imports from numerous countries, including China, as part of what Trump describes as a strategy to address trade imbalances and revive domestic manufacturing. The tensions between the United States and China have intensified, marked by the imposition of higher tariffs and retaliatory measures from both sides. While these developments have not directly impacted our business, they could harm the business operations of those suppliers, customers and business partners engaged in exporting goods to these markets, which may ultimately impact our business as well. Additionally, there is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially. Prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects.

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

If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.

On August 9, 2023, the Biden administration published an executive order, and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”), providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, the Treasury issued a proposed rule on outbound U.S. investments involving China that was generally consistent in its requirements with the ANPRM. On October 28, 2024, Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule took effect on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in Covered Foreign Persons, which are defined as “Covered Transactions.”

“Covered Transactions” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of Covered Transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us.

More recently, the America First Investment Policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. The proposed restrictions may further deepen the uncertainties for cross-border collaboration, investment, and funding opportunities of China-based issuers, including us. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term. Possible changes to the U.S. outbound investment regulations could limit or, in the worst case scenario, eliminate our ability to raise capital or contingent equity capital from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. If we were deemed a Covered Foreign Person and therefore be subject to the Final Rule, even though U.S. persons’ acquisitions of certain publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors after this offering, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of the ADSs may significantly decline, or in extreme cases, become worthless.

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

Our PRC legal advisor, Global Law Office, has advised us, based on their understanding of the current PRC laws, rules and regulations, that no permission is required from any Chinese authorities (including the CSRC and the CAC) for our overseas offerings and maintaining the listing status of the ADSs on the New York Stock Exchange, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any offering such as offerings completed or contemplated by our company is subject to the M&A Rules; and (ii) our PRC subsidiaries were either incorporated as wholly foreign-owned enterprises by means of direct investment or by merger or acquisition of equity interest or assets of a PRC domestic company not subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor. There are still uncertainties regarding the interpretation and implementation of these opinions, and further explanations or detailed rules and regulations with respect to these opinions may be issued in the future, which may impose additional requirements on us.

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

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management (the “Regulation”), which came into effect on January 1, 2025. This regulation requires network data processors whose data processing activities affect or potentially affect national security to undergo a cybersecurity review in accordance with relevant regulations. However, the Regulation do not explicitly define actions that constitute “affecting or potentially affecting national security”.

Given the nature of our business and as advised by our PRC legal advisor, Global Law Office, we do not believe that our company is either a “CII operator” or a “network platform operator” who possesses personal information of more than one million users, our data processing activities do not affect or are unlikely to affect national security, and therefore are not required to file for a cybersecurity review under the new measures, although we cannot guarantee that the relevant PRC regulatory authority will agree with such conclusion reached. If our company is deemed to be a CII operator or a network platform operator under such rules, or our data processing activities are considered to affect or potentially to affect national security, we could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for future offerings of securities overseas or to maintain the listing status of our ADSs or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for future offerings of securities overseas or to maintain the listing status of our ADSs, we may not be able to proceed with future offerings of securities overseas or to the listing of our ADSs on the New York Stock Exchange and face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from future offerings of securities overseas into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete future offerings of securities overseas or to maintain the listing status of our ADSs.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation stipulates that if a foreign investor acquires a domestic enterprise and obtains actual control, and if it involves key industries, or has factors that affect or may affect national economic security, or causes the transfer of actual control of domestic enterprises with well-known trademarks or Chinese time-honored brands, the parties concerned shall report to MOFCOM. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 and was amended on October 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, according to the Measures for the Security Review of Foreign Investment, which has been effective since January 28, 2021, a foreign investor or a party concerned in China (hereinafter collectively referred to as “party concerned”) shall take the initiative to make a declaration to the working mechanism office prior to making one of the following investments and the working mechanism office shall be entitled to require the party concerned to make a declaration thereof: (i) investment in any of such fields as the military industry and military-supporting industry that concern state defense and security, as well as military facilities and areas surrounding industrial military facilities; and (ii) investment in any important agricultural product, important energy and resources, major equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

PRC Foreign Investment Law and its Implementing Regulations specify that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If a foreign investment enterprise (the “FIE”) proposes to conduct business in an industry subject to foreign investment “restrictions” in the negative list, the FIE must meet certain conditions under the negative list before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. Investments made in Mainland China by investors from the Hong Kong Special Administrative Region and the Macao Special Administrative Region shall be governed by the PRC Foreign Investment Law and its Implementing Regulations. On September 6, 2024, the NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Access of Foreign Investments (2024 Version), as came into effect on November 1, 2024, according to which the industry of loan service has not been subject to foreign investment “restrictions” or “prohibitions” in the Negative List. Our PRC legal advisor, Global Law Office, advises us that according to the PRC Foreign Investment Law and the Implementing Regulations, the PRC regulatory agencies shall, considering the needs for further foreign opening and economic and social development, adjust the Negative List where appropriate. Therefore, if the industry of loan service is subject to the foreign investment restrictions or prohibitions under the negative list issued subsequently, our failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, and business operations.

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our non-PRC subsidiaries is a PRC resident enterprise for enterprise income tax purposes, we or any such non-PRC subsidiary will be subject to PRC enterprise income on our or such subsidiary’s worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

The accounting firms that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Independent registered public accounting firms that issue the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. KPMG Huazhen LLP, our former independent registered public accounting firm who audited the consolidated financial statements as of December 31, 2023 and for the years ended December 31, 2022 and 2023 included elsewhere in this annual report, is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities.

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including the accounting firms that prepared the audit reports included in this annual report. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. Our auditor, HTL, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

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

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we use such accounting firm to conduct audit work, we would be identified as a Commission-Identified Issuer under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. This would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our former independent registered public accounting firm that prepared the audit reports included in this annual report, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102E of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If we use any independent registered public accounting firm that was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

For example, according to the Measures for the Administration of Trust Companies’ Trust Plans of Assembled Funds issued by the CBRC, trust companies may not provide loans in excess of 30% of the paid-in balance of all the trust plans under its management. It is our trust company partners’ responsibility to comply with these regulations and we have no specific knowledge as to whether our trust company partners are in compliance. We cannot assure you that our trust company partners have been in compliance at all times. In addition, according to the Several Opinions on Strengthening Supervision, Preventing Risks and Promoting the High - Quality Development of the Trust Industry, which was issued on January 27, 2025, requires strengthening the supervision over the whole process of trust business, enhancing the monitoring of the sources and investment directions of trust funds, and intensifying the supervision over businesses with concentrated investment, relatively high risks, complex structures and rapid scale growth. At the same time, closely monitor and prudently resolve the risks in trust businesses in fields such as real estate. We cannot assure you that relevant regulatory authorities will not impose additional restrictions on our trust company partners’ businesses. This regulation may limit our access to funding from our trust company partners in the future, which may have a material adverse impact on our source of funding and results of operations.

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

We fund most of the loans we originate through our trust company partners. Loans funded by our trust company partners are disbursed to borrowers directly through trust plans. 82.7%, 70.7% and 87.3% of our home equity loan origination volume was originated under trust lending model in 2022, 2023 and 2024, respectively. In order to expand our funding channels, we launched a new funding model in 2021 in collaboration with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. 17.2%, 29.0% and 9.8% of our home equity loan origination volume was originated under collaboration with commercial banks in 2022, 2023 and 2024, respectively.

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

82.7%, 70.7% and 87.3% of our total home equity loan origination volume was originated under trust lending model in 2022, 2023 and 2024, respectively. Among the loans originated through our trust lending model, 62.3%, 55.8% and 37.9% were funded through FOTIC trust plans in 2022, 2023 and 2024, respectively. We generally acquire borrowers through the collaboration model where we collaborate with sales partners who introduce borrowers and receive incentives. See “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2022, we started to collaborate with a sales partner and the balance of outstanding loan principal of the loans issued to borrowers introduced by such sales partner accounted for 95.9% of our total balance of outstanding loan principal as of December 31, 2024. Although we have long-standing relationship with our trust company partners and such sales partner, there is no guarantee as to the continuation of the relationships between our trust company partners, such sales partner and us. We endeavor to diversify our funding source and borrower acquisition channel, but there is no assurance that we will be successful. The loss of any of our trust company partners, in particular FOTIC, or the afore-mentioned sales partner, whether as a result of its decision to acquire services from our competitors, or otherwise, would have a material adverse effect on our financial condition, liquidity and results of operations.

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

According to the Administrative Measures on Assembled Funds Trust Schemes of Trust Companies, which was amended on February 2009, the trustor shall use legitimate funds of its own to subscribe to the trust units, and shall not participate in the trust scheme by illegally pooling funds from any other person. In addition, according to the Guiding Opinions on Regulating Asset Management Business of Financial Institutions, which were promulgated on April 2018, investors may not use loans or funds from third parties raised by issuing bonds to invest in asset management products. As of the date of this annual report, we have not been subject to any fines or penalties under the aforementioned regulations with respect to our collaboration model with sales partners. If the fund we subscribe for the subordinated units of the trust plan is identified as originated from CRMP, we may be subject to fines up to the amount of fund so identified and criminal and administrative penalties, which could materially and adversely affect our business. Our PRC legal advisor, Global Law Office, advises us that the CRMP from sales partners is for the purpose of reducing our own risk exposure, not for the purpose of illegally and publicly absorbing other people’s funds; in addition, the CRMP does not belong to the loans or funds raised by issuing bonds as described in the abovementioned regulations. While we believe we are in compliance with the abovementioned laws and regulations, in all material aspects, we cannot assure you that the relevant authorities would agree with our interpretation of the relevant regulations. Our business and results of operations will be materially and adversely affected if the funds we subscribe for the subordinated units of the trust plan is identified as originating from CRMP.

In addition, under our collaboration model, the CRMP paid by the sales partners either through direct contribution or through contribution to limited partnerships may be seen as investment in trust plans which may be identified by PRC regulatory authorities as disguised loans granted by sales partners. According to the Regulation on Private Lending and Maintaining the Economic and Financial Order, which was promulgated on April 2018, no entity or individual may set up an agency that conducts or mainly conducts the granting of loans, or takes the granting of loans as the daily business activities, without the approval of the competent authority in accordance with the law. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, they may be subject to fines up to the amount of fund so identified and criminal and administrative penalties. Our PRC legal advisor, Global Law Office, advises us that under the collaboration model, the main business of the sales partners we cooperate with are to introduce real estate mortgage loan projects to third parties, rather than providing loans. Our sales partners do not engage in issuance of loans and have not entered into any loan agreements with us. If the CRMP paid by sales partners either directly or to limited partnerships is identified by PRC regulatory authorities as disguised loans granted by sales partners, our business and results of operations will be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC government authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the home equity loan and finance industries. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation.” Our PRC legal advisor, Global Law Office, advises us that our businesses do not need special approvals or licenses, other than our small loan business and subject to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.” We are further advised that these opinions are subject to uncertainties and the regulatory authorities may hold a different view.

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

We subscribe to the subordinated units and therefore have rights to the residual earnings under such trust plans. We historically acquire certain funding for the subordinated units by transferring our right to earnings with a repurchase arrangement to private equity funds. According to the regulations on private equity funds, private equity funds shall no longer engage in loan business and starting from April 1, 2020, the Asset Management Association of China (AMAC) will no longer accept new product filings which are not within the permitted investment scope of private equity funds. Private equity funds filed before April 1, 2020 may continue to invest in loan business. Our private equity funding sources’ filing of products in collaboration with us were all accepted before April 1, 2020. Our PRC legal advisor, Global Law Office, advises that the instructions shall come into force as of the date of promulgation. In case of any discrepancy between the self-discipline rules and Q&A issued by the AMAC and the Instructions, the latter shall prevail. To ensure the smooth transition, according to the principle of “separating the existing applications from new ones”, the AMAC shall no longer handle any new and in-process record-filing applications that fail to meet the requirements of the Instructions from April 1, 2020. If a private investment fund which has completed record-filing formalities before April 1, 2020 engages in activities which do not comply with the essence of “fund” in Article 2 of the Instructions, such private investment fund shall not increase its scale of fundraising or its investment after September 1, 2020, and shall be liquidated upon maturity, and shall not be renewed in principle. We are further advised that these opinions are subject to uncertainties and the regulatory authorities may hold a different view. We cannot assure you that the registered channels can satisfy our financing needs, or that such regulations will not impose material restrictions on our future business operations as we continue to grow our business.

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

We may not be able to achieve low delinquency ratio for loans originated by us, or such delinquency ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. The outstanding principal of home equity loans (including loans held for sale) originated by us was RMB11,123 million, RMB11,828 million and RMB10,124 million (US$13.9 million) as of December 31, 2022, 2023 and 2024. The delinquency ratio for loans originated by us (excluding loans held for sale) decreased from 18.26% as of December 31, 2022 to 15.54% as of December 31, 2023, and increased to 29.72% as of December 31, 2024. Our NPL ratio (excluding loans held for sale) remained relatively stable at 1.12% as of December 31, 2022 and 1.11% as of as of December 31, 2023, and increased to 8.50% as of December 31, 2024. In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021, under which model we provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Commercial Bank Partnership.” Accordingly, our results of operations, financial position and liquidity could be materially and adversely affected if we cannot achieve low delinquency ratio for the loans generated under such new funding model. Furthermore, our borrower base continues to expand with the growth of our business operations, which may include loan applicants with lower creditworthiness. We may not be able to achieve low delinquency ratio for loans originated by us in the future, or return to the low delinquency ratio or NPL ratio we achieved in the past.

Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

As part of the collaboration we have with our trust company partners, we subscribe to subordinated units in trust plans through our subsidiaries and fund those units with (i) our own funds and (ii) funding from transferring our right to earnings in subordinated units to third parties. We transfer our right to earnings in subordinated units to third parties with a repurchase arrangement, which requires us to repurchase the right to earnings in subordinated units. For details of our repurchase agreements with third parties under the trust lending model, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Funding Sources.” In 2022, 2023 and 2024, we transferred our right of earnings in subordinated units to a certain private equity fund and to a certain third party. Our financing costs under such repurchase arrangement ranged from 8% to 14% per annum of the transfer prices in 2022, 2023 and 2024. We are required to consolidate all of the results under trust plans on our consolidated financial statements, including those of the senior units. This consolidation is necessary as our trust lending model creates exposure to variability of returns from the activities of the trust plans.

We historically operated a small direct lending business through our small loan subsidiaries, financed with our own funds or funds we received from third parties by transferring our rights in the loans together with a repurchase arrangement.

As a result of our funding model, we may be exposed to high leverage ratio. Our leverage ratio was 3.7 times, 4.1 times and 4.9 times as of December 31, 2022, 2023 and 2024, respectively. Our high level of borrowings and leverage ratio may adversely affect our liquidity and business operations, including but not limited to increasing our vulnerability under adverse economic condition, potentially limiting our ability to raise more debt and increasing our exposure to interest rate fluctuation. Our business and results of operations also depend on our ability to secure cost-effective financing. The third parties to whom we transfer our right to earnings or small rights to earnings in loans principal, interest and financing service fee receivables may not continue to provide funding at rates acceptable to us, and we may not find alternative financing at similar rates, or at all.

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

We are involved in various legal proceedings in the ordinary course of business from time to time. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations as a whole. However, no assurances can be given as to the outcome of any pending legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. For debt collection purposes, we initiate legal proceedings against borrowers to recover payments that are delinquent for 30 days if we cannot reach agreement with the default borrowers by then. As of December 31, 2024, we had 5,747 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB3,996 million, where our funding partners either directly or with our help sued borrowers of such delinquent loans. We may not be able to obtain or enforce favorable judgments or arbitration awards, or recover the amounts in dispute in full or at all. Furthermore, claims arising out of actual or alleged violations of law could be asserted against us by individuals, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, online or private lending laws or regulations, consumer protection laws or regulations, intellectual property laws, information security and privacy laws, and labor and employment laws. For further details, see the section headed “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

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

In 2022, 2023 and 2024, loans secured by second lien interest accounted for 60.6%, 62.9% and 57.1% of our loan origination volume of home equity loans, respectively. For loans secured by second lien interests, our rights over the collateral will be subordinated to other secured creditors with higher priority. If the borrowers default, we may not be able to collect the full amount of our security interests in the collateral due to lien subordination. There is no assurance that we will be able to realize the value of the collateral as we anticipated in a timely manner, or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

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

The PRC Anti-money Laundering Law, which became effective in January 2007 and was amended on November 8, 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and records and reports on large transactions and suspicious transactions. Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions, effective in August 2021, provides that a financial institution shall, according to the provisions, establish and improve the internal control system for combating money laundering and financing of terrorism, assess risks of money laundering and financing of terrorism, establish a risk management mechanism commensurate with the risk status and business scale, build an information system for combating money laundering, and establish or designate a department and appoint corresponding personnel to effectively perform the obligations of combating money laundering and financing of terrorism.

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

On December 27, 2024, China’s National Financial Regulatory Administration (NFRA) issued the Administrative Measures for Data Security of Banks and Insurance Institutions (“Measures”). The Measures require that banking and trust institutions shall strengthen the access control and security management of suppliers when sensitive or higher-level data are involved in supply chain services. Banking and trust institutions shall formulate centralized approval management systems for external data procurement and cooperative introduction, incorporate them into the outsourcing risk management system for overall management, and comprehensively establish management mechanisms for data requirements, security assessment, collection and introduction, data operation and maintenance, registration and filing, and supervision and evaluation. Banking and trust institutions shall investigate the authenticity and legality of data sources, assess the security guarantee capabilities and data security risks of data providers, and clarify the data security responsibilities and obligations of both parties.

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

As we are in the process of loan facilitation for trust companies or commercial banks, we may involve the collection and provision of borrowers’ information. Our PRC legal advisor, Global Law Office, believes that we have not arranged or processed the borrower’s credit information while conducting business, and we are not engaged in personal credit investigation business. However, since the measures are relatively new and the relevant interpretation is uncertain, we are not sure whether the regulatory authorities would take our business as credit investigation service, or would require us to obtain relevant licenses, to cooperate with third-party credit investigation agencies. As of the date of this annual report, we have not received warnings, penalties, or objections to our business. However, if the business we carry out is regarded as credit investigation business by the regulatory authorities, we may be required to adjust our existing business model within certain period to comply with the authorities’ regulations, which may increase our operating cost. If the adjustments and the rectification cannot be completed within the prescribed period, we may face administrative penalties such as being banned in accordance with the law, confiscation of illegal gains, fines, etc.

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

We are exposed to the risk of misconduct and errors by our trust company partners, commercial bank partners, sales partners and other business partners with whom we collaborate. We rely on our sales partners for borrower acquisition and we do not have full control over sales partners’ conduct or conduct of their respective acquisition channels while sourcing borrowers. We could be materially and adversely affected if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. Financial products and financial institutions are heavily regulated in China. For example, the Administrative Measures for Working Capital Loans, the Administrative Measures for Fixed Asset Loans and the Administrative Measures for Personal Loans, which came into effect on July 1, 2024, have strengthened the management requirements for personal loan operations at banking institutions. These measures have clarified or adjusted business processes such as loan amounts, loan terms, and payment methods. We are not regulated as a financial institution, but we may be indirectly subject to PRC financial regulations as a result of cooperation with financial institutions as our funding source partners. If any financial product designed by us and our funding partners is deemed to violate any PRC laws or regulations, we may be jointly liable due to the service we provide, or we may have to terminate the relationship with our funding partners. It is not always possible to identify and deter misconduct or errors by our trust company partners, commercial bank partners, sales partners and other business partners, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanageable risks or losses. If any of our funding partners, sales partners and other business partners misuse or misappropriate funds, commit fraud or other misconduct, or fail to follow our rules and procedures when interacting with our borrowers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to third parties, inability to attract third parties, reputational damage, regulatory intervention or financial harm, which could negatively impact our business, financial condition and results of operations.

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

As of December 31, 2024, we operated our businesses primarily in over 106 leased properties in Shenzhen, Guangzhou, Chongqing, Beijing and other cities in China. We have not signed lease contracts or not renewed expired lease contracts with respect to a small portion of such leased properties, and we may be forced to relocate if the lessors request us to leave the premises. With respect to a small portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a small portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect the effectiveness. However, landlords and tenants may be subject to administrative fines for such failure.

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

Since the completion of our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, we ceased to be an “emerging growth company” as such term is defined in the JOBS Act on December 31, 2023. Our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with the annual report for the fiscal year ending December 31, 2023. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Substantially all of our assets and operations are located in China. We have developed a network of 52 branches and sub-branches in over 50 cities in China. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiaries should be the same. As our business grows rapidly, we may change the place of business according to market development strategy. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of their business. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties, which may adversely affect our business and results of operations.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2024, we had 1,371,643,240 ordinary shares outstanding. Among these shares, 823,681,600 ordinary shares are in the form of ADSs. All of our ADSs sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from May 5, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. On March 16, 2024, the Company’s board of directors authorized to extend the share repurchase program for 24 months commencing on March 16, 2024. As of December 31, 2024, our Company had repurchased a total of 6.85 million ADSs at an aggregate amount of US$17.83 million.

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

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our second amended and restated memorandum and articles of association, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by our second amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to U.S. law) as well as from the common law of England. The decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholders derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies save for some exceptions. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our PRC legal advisor, Global Law Office, advises us that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Our PRC legal advisor further advises us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provides for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

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

Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2024 taxable year, and we will likely be a PFIC for 2025 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill and other intangible assets (to the extent attributable to the services we provide) and fee receivables on the other hand. The value of our goodwill and other intangible assets, and the extent to which our goodwill and other intangible assets should be treated as active assets, are not entirely clear. Moreover, the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, which has declined in recent years and may continue to decline or be volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which as discussed above may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2024 and prior taxable years, and will likely be a PFIC for our 2025 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. taxpayers should consult their tax advisers regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

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

In November 2018, we completed an initial public offering of 7,060,460 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 141,209,200 of our ordinary shares. On November 7, 2018, our ADSs were listed on the New York Stock Exchange under the symbol “CNF.” In November 2024, we changed our corporate name from “CNFinance Holdings Limited 泛華金融控股有限公司” to “CNFinance Holdings Limited 深泛联控股有限公司”.

Our principal executive offices of our main operations are located 22/F, South Finance Center, No. 6 Wuheng Road Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China. Our telephone number at this address is +86 (020) 6231-6688. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website, http://ir.cashchina.cn/.

4.B. Business Overview

Overview

We are a leading home equity loan service provider in China. We, through our operating subsidiaries in China, conduct business by connecting demands and supplies through collaborating with sales partners and trust companies as well as commercial banks. Our sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to us and we introduce eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. We have established a national network of 52 branches and sub-branches in over 50 cities in China. In 2022, 2023 and 2024, we originated home equity loans with an aggregate principal amount of RMB14.7 billion, RMB17.3 billion and RMB9.8 billion, representing a decrease of 33.3% and 43.4% as compared to 2022 and 2023, respectively.

Our primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 and other major cities in China. We originated home equity loans for 23,923, 23,910 and 12,912 (including 1,566 under the commercial bank partnership model) borrowers in 2022, 2023 and 2024, respectively. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. Their financing needs are often unpredictable, time-sensitive and frequent. We believe our target borrowers are underserved by traditional financial institutions due to various reasons. Traditional financial institutions often impose stringent and inflexible loan application requirements designed for large corporations, making it difficult for MSE owners to meet such requirements. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing needs. Moreover, unlike in the United States where home equity loans commonly serve as a financing alternative, traditional lenders in China, such as large commercial banks, typically do not grant loans secured by second lien interests and are generally less incentivized to introduce innovative home equity loan products.

We aim to serve our target borrowers by facilitating home equity loans and providing tailored services. Our standardized and integrated online and offline credit application and assessment process shorten the time of loan disbursement, providing expeditious financing solutions to MSE owners. We offer home equity loans to MSE owners that allow them to repay only the interests by installments and repay the full principal amount when due. In addition, we also facilitate home equity loans to MSE owners in the form of installment loans with a tenor typically ranging from one to three years, assisting borrowers’ short-term and long-term business planning. In 2022, 2023 and 2024, the average tenor of the home equity loans we originated was 12, 12 and 12 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 17.2%, 16.9% and 16.6% per annum, respectively. Such loan products are secured by first or second lien interests on real properties. 60.6%, 62.9% and 57.1%, of our total home equity loan origination volume in 2022, 2023 and 2024, respectively, was secured by second lien interests. Depending on the value of the collateral and the creditworthiness of the borrower, we offer flexible loan principal typically ranging from RMB100,000 to RMB5,000,000.

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

Through trust lending model we collaborate with our trust company partners, who are well-established trust funds in China with sufficient funding sources and have licenses to engage in lending business nationwide. This structure provides us with stable funding sources. Under the trust lending model, our trust company partners set up trust plans and acquire funding from their investors. Trust plans are typical investment vehicles in which investors participate by subscribing to trust units and receive a return as set out in subscription agreements. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio with a term of one to three years. The loans funded by the trust products, however, have terms typically ranging from one to three years. For details of matching our funding sources and loans we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Matching of Terms of Funding Sources and Loans.” The contractual ratio of the senior units and subordinated units of trust plans or products is determined pursuant to our collaboration agreements with our trust company partners, which set the upper limit to such ratio at a range of no higher than 3:1. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Terms of the Trust Plans” and “Item 4. Information on the Company—B. Business Overview—Our Products—Trust Lending—Funding Partners.” As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units under most trust plans. By subscribing to subordinated units, we are entitled to the residual value from trust plans after certain payments to senior unit holders, trust company partners and third-party service providers. Payments to senior unit holders consist of expected investment returns which are usually paid quarterly and principal amounts which are repaid upon borrowers’ payments of underlying loans. We as subordinated unit holders are paid each quarter after the quarterly payment of interest returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 6.9% to 8.7% per annum of the issuance number of senior units in 2024, and our financing costs for subordinated units under repurchase arrangements with financial institutions was 8.0% to 13.8% per annum of the transfer prices for such subordinated units in 2024. Our cost of the subordinated units as measured by the investment amount was RMB2,627.4 million, RMB2,377.2 million and RMB1776.2 million (US$246.2 million), as of December 31, 2022, 2023 and 2024, respectively. Our investment return from the subordinated units was RMB381.3 million, RMB495.9 million and RMB478.1 million (US$66.3 million) in 2022, 2023 and 2024, respectively. We are designated as the service provider and provide post-loan services such as payment monitoring, debt collection and release of collateral as the need arises. We receive a performance-based service fee up to 5% per annum of the size of the trust plan charged to the trust plans for the services we provide.

In December 2018, we introduced our collaboration model to optimize our collaboration with trust companies. Sales partners recommend borrowers to us by direct cooperation with us or joining limited partnerships. By contributing an amount equal to 5% to 25% of the loans issued to the borrowers introduced by them, sales partners receive incentive fees upon a pre-agreed schedule and other conditions. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” As of the date of this annual report, we have over 2,100 contracted sales partners in total, among which around 1,480 are effective sales partners.

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

In 2022, 2023 and 2024, over 95.0% of our borrowers were introduced to us by our sales partners under the trust lending model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2022, 100.0% of borrowers introduced to commercial banks were acquired through local channel partners including corporate and individual offline channels and telemarketing companies. In 2023, we started to introduce sales partners under the commercial bank partnership model. As the result, 99.1% of borrowers introduced to commercial banks were acquired through sales partners, and 0.9% of borrowers introduced to commercial banks were acquired through local channel partners in 2024.

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

We originated home equity loans for 23,923, 23,910 and 12,912 (including 1,566 under the commercial bank partnership) borrowers in 2022, 2023 and 2024, respectively. Our borrowers have presence in over 50 Tier 1 and Tier 2 and other major cities in China and are geographically dispersed.

Borrower Acquisition

Under the Collaboration Model, we acquire our borrowers primarily through our sales partners. In 2022, 2023 and 2024, over 95.0% of our borrowers were introduced to us by our sales partners under the trust lending model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products——Collaboration Model.”

Under our partnership with commercial banks, we have diversified our borrowers’ profiles with more competitive pricing and efficiency. In 2023, we started to introduce sales partners under the commercial bank partnership model as well. Around 99.1% of borrowers introduced to commercial banks were acquired through sales partners, and 0.9% of borrowers introduced to commercial banks were acquired through local channel partners in 2024. Borrowers are engaged through our local offices and word-of-mouth marketing. Our local staff works with various local channel partners including corporate and individual offline channels and telemarketing companies. We align the incentive of our local staff by offering a commission equal to a pre-determined fixed rate of the loan origination amount.

Our Products

The home equity loans we facilitate permit borrowers to borrow relatively large amounts up to 70% LTV ratio. Our weighted average LTV ratio was 60.0%, 62.0% and 60.5%, for home equity loans originated in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, we originated home equity loans for trust companies of RMB12.2 billion, RMB12.3 billion and RMB8.6 billion (US$1.2 billion), respectively. And we introduced loans of RMB 2.5 billion, RMB5.0 billion and RMB1.0 billion to commercial banks in 2022, 2023 and 2024, respectively.

The home equity loans we facilitate are typically secured by apartments, houses or commercial properties owned by borrowers. Unlike most traditional financial institutions, the home equity loans we facilitate can be secured with second lien interests on top of the first lien interests with banks, offering additional financing to MSE owners not otherwise readily available to them.

We facilitate home equity loans with flexible tenors typically ranging from one to three years enabling borrowers’ short-term and long-term business planning. In 2022, 2023 and 2024, the average tenor of the home equity loans we originated remained unchanged at 12 months.

The home equity loans we originate under trust lending model are also competitively priced, with a weighted average effective interest rate of 17.2%, 16.9% and 16.6% per annum in 2022, 2023 and 2024, respectively. The interest rates of our loan product under commercial bank partnership model ranged from 7% to 16%, which had attracted more borrowers with higher credit record. We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments, making it easier for borrowers to manage their cash flow and for us to timely monitor borrowers’ creditworthiness. Borrowers are obligated to pay directly to the trust plans in full the principal amount plus interest when due. We offer a flexible repayment schedule for installment loans, including but not limited to (i) an equal monthly installment comprising principal and interests evenly distributed throughout the life of the loan, (ii) a monthly installment comprising principal and interests in accordance with a pre-agreed step-down schedule, where a borrower starts with a higher equal monthly installment that decreases after a defined period and (iii) a monthly installment of interests only and full repayment of loan principal when due.

To foster our home equity loan business, we also provide bridge loan products, which are generally unsecured short-term loans, to pay off borrowers’ existing loans secured by real property. As a result, such real property will be released from existing loans and can be used as collateral for the home equity loans we facilitate. Once borrowers obtain home equity loans facilitated by us, the bridge loans granted by us will be repaid in full. We granted bridge loans of RMB99.64 million, RMB7.8 million and RMB11.2 million (US$1.5 million) in 2022, 2023 and 2024, respectively. We may continue to originate bridge loans going forward as the need arises.

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

As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of each trust product issued under most long-term trust plans. Our cost of the subordinated units as measured by the investment amount was RMB2,627.4 million, RMB2,377.2 million and RMB1,776.2 million (US$246.2 million), as of December 31, 2022, 2023 and 2024, respectively. The trust plans typically pay senior unit holders an amount that equals (i) an expected rate of investment return, which is usually paid quarterly, plus (ii) the principal amount invested, which is the prompt repayment to trust companies after borrowers made payments for the underlying loans. The expected rate of investment return is provided in the subscription agreements of the senior units, to which we are not a party. Such rate of investment return is usually determined by our trust company partners based on market conditions and presented as an estimate. If the expected rate of investment return is not met, our trust company partners are not under any contractual obligation to top up for any shortfalls while we as the subordinated unit holders are required to manage the underlying NPLs to make up the shortfalls pursuant to our credit strengthening services. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services.” We as subordinated unit holders are paid each quarter after the quarterly payment of investment returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. The trust company partner is responsible for administering the trust plan and is paid a trust administrative fee.

We are responsible for maintaining the asset quality and receive a performance-based service fee of up to 5% per annum of the size of the trust plan for the services we provide, which decreases with the growth of percentage of NPLs in the amount of loans we facilitated. We as the subordinated unit holder also retain any residual value in trust plans after deducting (i) repayment of principal amount invested by senior unit holders, (ii) financing costs for the senior units, which primarily consist of the expected rate of return to the senior unit holders, (iii) administrative fee payments to trust companies and certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee to us as service provider of up to 5% per annum of the size of the trust plan. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 6.0% to 8.7% per annum of the issuance number of senior units in 2024.

We received performance-based fee payments of RMB446.0 million, RMB409.0 million and RMB300.2 million (US$42.0 million) in 2022, 2023 and 2024, respectively. Our investment return from the subordinated units was RMB381.3 million, RMB495.9 million and RMB478.1 million (US$66.3 million) for the same periods.

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

Funding Partners

As of the date of this annual report, we have formed partnerships with well-established trust companies under our trust lending model, including FOTIC, COFCO Trust, Zhonghai Trust, , Shaanxi International Trust, Bohai Trust, and National Trust. Through these collaborative partnerships, we have access to flexible funding of RMB5.8 billion sourced from the senior unit holders as of December 31, 2024. 62.3%, 55.8% and 37.9%, of the loans we originated in 2022, 2023 and 2024, respectively, were funded through FOTIC, mainly due to our familiarity and long-standing relationship with FOTIC. We also work with other leading trust partners to diversify our funding sources.

Funding Sources

Our trust company partners have developed various trust plans to provide home equity loans to borrowers we acquire and recommend. For the years ended December 31, 2022, 2023 and 2024, home equity loans we facilitated under the trust lending model amounted to RMB12.2 billion, RMB12.3 billion and RMB8.6 billion (US$1.2 billion), respectively. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a predetermined ratio. The trust company partners may also transfer the underlying loans of trust products with repurchase arrangements to third parties at a specified annual rate of return when the original trust products become due. We subscribe to subordinated units in the trust plans through our wholly owned subsidiaries. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 6.0% to 8.7% per annum of the issuance number of senior units in 2024.

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

We fund our subscription of the subordinated units with (i) cash on hand and (ii) proceeds received through repurchase agreements with third parties with respect to subordinated units. Pursuant to such agreements, we transfer to third parties our rights to earnings in subordinated units up to an agreed investment return for a transfer price and are obligated to repurchase such right at a fixed repurchase price. Under such agreements, we continue to bear the risk of loss on the subordinated units and enjoy the upside on any return above the agreed investment return. The terms of our repurchase agreements may vary, such as obligating us to pay an expected investment return each quarter and the principal amount on or before the maturity date or requiring us to pay a lump sum amount within a specified period of time (generally within 360 days). In 2022, 2023 and 2024, we transferred our rights to earnings in subordinated units to a private equity fund and to certain third parties.

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

Our trust company partners have also implemented the pass-through repayment method in certain of the trust plans to help avoid the duration mismatch. Under the pass-through repayment method, loan repayment proceeds are usually distributed to the senior unit holders on a monthly basis to repay both the financing costs for the senior units and the principal amount invested by the senior unit holders after deducting relevant fees. Under the pass-through repayment method, the principal amount invested in the trust products is repaid as the underlying loans are repaid. As a result, terms of the underlying trust funding matched tenor of all loans we facilitated in 2022, 2023 and 2024.

Collaboration Model

We have switched to a collaboration business model to optimize the trust lending model since December 2018 to broaden our prospective borrower bases. Under the collaboration model, we generally require sales partners to contribute from a range of 5% to 25% of the loan principal they introduced (such contribution, the “CRMP”). The percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds investigated by us through market research and multiple negotiations with the local loan practitioners’ association in various cities in China, including four Tier 1 cities, key cities in the Pearl River Delta and the Yangtze River Delta. As of the date of this annual report, we have over 2,100 contracted sales partners in total, among which around 1,480 are effective sales partners. Under such collaboration model, we will pay incentive fees, or collaboration cost, to each sales partner upon a pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. For each loan, the project cost is agreed between us and sales partners. The project cost is typically between 7.5%-9.5% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan. The project cost in the loan agreement will not change once determined. The collaboration cost is settled monthly as agreed in the collaboration agreement. We only pay the incentive fee to the sales partner according to the pre-agreed schedule when the borrower repays the loan on time, in which case the sales partner is not obligated to return such incentive fee, and the collaboration costs are not subject to reimbursement. The following chart illustrates a typical arrangement among sales partners, borrowers, trust plans, trust plan investors and us.

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

As of December 31, 2024, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 9.2%, 84.9%, 2.0% and 3.9% respectively. As of December 31, 2023, the above percentage of options accounted for 0.6%, 81.8%, 0.1% and 17.5% respectively. The percentage of the option selected is calculated based on the total loans principal amount (excluding any accrued interests) under each option selected by the sales partners divided by the total loans principal amount (excluding any accrued interests) under all options selected by the sales partners. The Company allow more sales partners to select option (i)(2) to help increase their liquidity. The percentage of loans on which sales partner refused to fulfill its repayment obligation accounted for only 0.9% and 1.8% of the outstanding loan principal including loans held for sale as of December 31, 2023 and 2024 respectively.

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

The loan origination volume in 2024 under the commercial bank partnership model was RMB966.2million and the outstanding loan principal recorded at the end of 2024 was RMB2.4 billion. The Company offers loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly, with the Company continuing to provide post-origination services to the borrowers over the term of the loan agreement. As the Company is not the legal lender or borrower in the loan origination and repayment process, we do not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

In 2023, the Company started to introduce sales partners under the commercial bank partnership model, where we require the sales partners to contribute the CRMP from a range of 5% to 10% of the loan principal they introduced. 99.1% of borrowers introduced to commercial banks were acquired through sales partners in 2024. As different from the CRMP under the collaboration model in trust lending, the CRMP under the commercial bank partnership model can be used to offset all defaulting loans introduced by the contributing sales partner. We will pay incentive fees, or collaboration cost, to each sales partner upon pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. The project cost under commercial bank partnership is typically between 3.5%-13.3% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan.

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

Small loan direct lending business in China requires a license granted by local regulatory authorities and is subject to leverage constraints. Our three small loan subsidiaries in Beijing, Shenzhen and Chongqing have relevant licenses to conduct direct lending business since 2012, 2012 and 2011, respectively. Subject to various regulations, some of our direct lending business is limited to certain regions for which we have a license to engage in such business. Due to regulatory financing/net capital ratio constraints and for liquidity reasons, we expect that direct lending will remain a fairly limited and immaterial part of our business in the near future. For the years ended December 31, 2022, 2023 and 2024, our loan origination volume through direct lending was RMB15 million, RMB48 million and RMB28 million, respectively. The balances of the borrowings that were funded by third parties for the small loan direct lending business were nil, nil and nil, as of December 31, 2022, 2023 and 2024, respectively.

Our Funding Model

We have explored various funding sources and have focused on collaboration with our trust company partners starting in 2014. To a lesser extent, we historically utilized a direct lending model through our small loan subsidiaries. In 2021, we launched a new funding model in cooperation with commercial banks to expand our financing channels. In 2022, 2023 and 2024, 82.7%, 70.7% and 87.3% of the total home equity loan origination volume was originated under the trust lending model, respectively. In 2024, loan origination volume originated under the commercial bank partnership accounted for 9.8% of our total loan origination volume.

The following table illustrates the breakdown of the home equity loan origination volume by funding sources in the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Loan origination volume by funding model
Trust lending	12,163	82.7%	12,222	70.7%	8,567	87.3%
Bank lending	2,533	17.2%	5,017	29.0%	966	9.8%
Direct lending	15	0.1%	56	0.3%	277	2.8%
Total	14,712	100.0%	17,295	100.0%	9,810	100.0%

The following table illustrates our funding capital from different sources as of December 31, 2022, 2023 and 2024, respectively.

	As of December 31,
	2022		2023		2024
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Funding capital by sources
Trust lending
Senior tranche	7,667	59.8%	8,107	53.0%	5,814	60.4%
Subordinated tranche
Own funds	2,515	19.5%	2,377	15.5%	1,176	12.2%
Transferred to third parties	112	1.0%	682	4.5%	1,663	17.3%
Bank lending
Commercial banks	2,533	19.7%	4,128	27.0%	966	10.0%
Total	12,827	100.0%	15,294	100.0%	9,619	100.0%

Business Infrastructure

Since our inception, we have strategically developed a network of branches and sub-branches in over 50 cities in China. We prioritize expanding into cities that have stable housing market synergetic to our established network. We have carefully selected the geographic location of our offices and had 120 branches and sub-branches in China, with the majority located in Tier 1 or Tier 2 cities.

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

Risk Management

As a core component of our sustainable business model, we have developed a rigorous and robust risk management system. We focus on assessing both credit risks of borrowers and quality of collateral with our integrated online and offline processes. We refer borrowers who match the target profiles of trust companies and commercial banks, and share our risk assessment results before they perform their own independent credit assessment and make credit decisions. As of December 31, 2024, we had 403 employees in our risk management team. We impose strict guidelines on loan approvals and separation of loan approval and risk management. The loans we originated are divided into different categories by amount and are reviewed by various levels of seniority.

Our risk management is based on our institutional knowledge and is well tested and evidenced by historical performance and based on our product design, dual-factor risk assessment and effective post-loan management procedures.

Credit risk mitigation embedded in product design

The home equity loans we facilitate primarily take real properties located in Tier 1 and Tier 2 and other major cities as collateral. Our loan portfolio spreads over 50 cities across China. We believe that such geographic diversification better protects us against deterioration of local housing and economic conditions. To further limit credit risk, we devoted to control home equity loans up to 70% LTV ratio with weighted average LTV ratio of 60.0%, 62.0% and 60.5% for home equity loans originated in 2022, 2023 and 2024, respectively, to ensure recovery in the event of borrower default. The LTV ratio varies for different types of real properties and is also adjusted pursuant to a borrower’s credit history and quality of the collateral and may be lowered in the event of a past default.

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

In 2024, the amount of loans where the Company abandoned the foreclosure process was RMB2.6 million. We abandon foreclosure when the defaulting borrower has regenerated ability to repay its debt by financing efforts or selling the collateral on its own and seeks to settle with the Company.

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

●	Within three to five business days past due, we and our sales partners will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties.

●	After a loan is past due for over six days, we and our sales partners will arrange a site visit to further assess the situation. If agreeable with the defaulting borrower, we will arrange for quick disposal plans, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, we will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral. Once payment is 20 days past due, we will assist the trust partner to start preparing documents and materials for arbitration. Once payment is 30 days past due, we will assist the trust partner to initiate judicial proceedings against the defaulting borrower and inform the relevant sales partners of the situation. Once payment is 30 to 90 days past due, we and our sales partners will continue the collecting efforts, including initiating private negotiations with the borrower and requesting the borrower to repay the loan through self-raising of money or voluntary sale of the collateral, transferring the defaulted loans to the third parties, and move forward with the arbitration process.

●	Typically, when payment is over 60 days past due, we will keep the sales partners informed and the sales partners shall choose from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each installments; (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. If the sales partners do not choose to fully repay us as mentioned in (i) and (ii) above, we will confiscate the CRMP corresponding to the loan in default. Meanwhile, we will continue the collecting efforts and move forward with the judicial process or quick disposal plans. As of December 31, 2024, for all of the loans with payment over 60 days past due, our sales partners have either fulfilled or are in the process of fulfilling their obligations under our agreements with them.

We have implemented detailed debt collection guidance and code of conduct for our local staff to ensure our debt collection methods are ethical and in compliance with laws and regulations, and we share such materials with our sales partners for them to adjust their debt collection procedures accordingly. We recovered loan principal, interest and penalties which equal to 105.2%, 106.9% and 109.1% of the actual outstanding loan principal of these delinquent loans in 2022, 2023 and 2024, respectively.

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

Collateral

The borrowers pledge their real properties to our trust company partners in the case of trust lending, to the guarantee companies in case of commercial bank partnership, and to our small loan subsidiaries in case of direct lending. We have developed detailed guidelines for real property collateral. The LTV ratios are also adjusted based on the type of property (residential or commercial), floor plan, age and credit history of property owners. As of December 31, 2024, the updated LTV as of the most recent balance sheet date was 60.5%, with 54.2% for the first lien loans and 65.2% for the second lien loans, which is calculated by the percentage of outstanding loan principal of the re-appraised collateral value as of December 31, 2024. In the circumstances where we are facilitating the second lien loans, we have to obtain a prior authorization from the borrower before it checks the borrower’s credit status for the updated first lien balance, which is not practical in daily operation. Therefore, we use outstanding first lien balance at origination in the above calculation.

The following table illustrates the weighted average LTV ratio of on-balance sheet home equity loans (excluding loans held for sale) under trust lending model we originated for the periods or as of the dates indicated, and a breakdown by collateral type.

	For the Year Ended December 31,
	2022	2023	2024
Weighted average LTV ratio by collateral type
First lien
Apartment	56.6%	56.4%	54.8%
House	41.0%	44.7%	37.6%
Commercial property	21.9%	46.0%	46.3%
Total	55.5%	56.0%	54.2%
Second lien
Apartment	63.6%	66.6%	66.6%
House	48.3%	50.8%	52.8%
Commercial property	28.5%	–%	–%
Total	62.9%	66.0%	65.2%
Total	60.0%	62.0%	60.5%

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

	As of December 31,
	2022		2023		2024
	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total
On-balance sheet loan	8,991	78.4%	11,828	74.1%	10,212	81.1%
Trust lending model	8,976	78.3%	11,784	73.9%	9,933	78.8%
Direct lending	15	0.1%	44	0.2%	279	2.2%
Off-balance sheet loan	2,470	21.6	4,128	25.9%	2,386	18.9%
Commercial bank partnership model	2,470	21.6%	4,128	25.9%	2,386	18.9%
Total	11,461	100.0%	15,956	100.0%	12,598	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) by city tier as of December 31, 2022, 2023 and 2024, respectively.

	As of December 31,
	2022		2023		2024
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Outstanding loan principal (excluding loans held for sale) by collateral city tier
Tier 1	3,110	34.6%	4,479	48.7%	3,149	48.5%
Tier 2	5,497	61.1%	4,453	48.5%	2,595	40.0%
Others	384	4.3%	256	2.8%	752	11.6%
Total	8,991	100.0%	9,188	100.0%	6,496	100.0%

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

	For the Year Ended December 31,
	2022		2023		2024
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Loan origination volume by first/second lien
First lien	5,790	39.4%	6,412	37.1%	4,051	41.3%
Second lien	8,922	60.6%	10,883	62.9%	5,759	58.7%
Total	14,712	100.0%	17,295	100.0%	9,810	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) generated by first lien and second lien in the periods indicated.

	As of December 31,
	2022		2023		2024
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Outstanding loan principal (excluding loans held for sale) by first/second lien
First lien	3,360	37.4%	3,477	37.8%	2,470	38.0%
Second lien	5,631	62.6%	5,711	62.2%	4,026	62.0%
Total	8,991	100.0%	9,188	100.0%	6,496	100.0%

As of December 31, 2024*
Loans principal (excluding loans held for sale)	Total
(RMB in thousands)
First lien
Apartment	2,354,773
House	100,584
Commercial property	14,806
Total	2,470,163
Second lien
Apartment	3,721,312
House	304,534
Commercial property	-
Total	4,025,846
Total	6,496,009

As of December 31, 2023*
Loans principal (excluding loans held for sale)	Total
(RMB in thousands)
First lien
Apartment	3,337,223
House	125,227
Commercial property	14,253
Total	3,476,703
Second lien
Apartment	5,499,286
House	212,233
Commercial property	75
Total	5,711,594
Total	9,188,297

	As of December 31, 2022
Loans principal (excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
	(RMB in thousands)
First lien
Apartment	5,299	3,220,281	3,225,580
House	–	89,732	89,732
Commercial property	–	44,223	44,223
Total	5,299	3,354,236	3,359,535
Second lien
Apartment	47,334	5,387,583	5,434,918
House	–	164,852	164,852
Commercial property	–	32,146	32,146
Total	47,334	5,584,581	5,631,916
Total	52,633	8,938,817	8,991,451

*	As of December 31, 2024, we ceased calculating and providing outstanding loan principal under the traditional facilitation model separately because the balance of outstanding loan principal under the traditional facilitation model was small and immaterial to the overall loan portfolio.

Technology

Our technology departments is composed of three employees as of December 31, 2024. We utilize our home equity loan information technology system to support our standardized credit application process. Through our information technology system, we are able to connect with third-party service providers’ systems, including credit risk evaluation systems and leading property appraisers, to automatically collect data generated from their systems. In addition, our local staff uploads information collected during the due diligence process on a timely basis to supplement external credit data and ensure efficient approval process. Furthermore, we exchange loan application and approval information through our information technology system with our trust company partners’ systems. Our sales partners could acquire borrowers, upload due diligence files, track risk assessment processes and check their incentives online using this system.

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

Sales and Marketing

We acquire borrowers primarily through our sales partners. In 2022, 2023 and 2024, over 95.0% of our borrowers were introduced to us by our sales partners under the trust lending model. In 2023, we started to introduce sales partners under the commercial bank partnership model. In 2024, 99.1% of borrowers introduced to commercial banks were acquired through our sales partners, and 0.9% of borrowers introduced to commercial banks were acquired through local channel partners including corporate and individual offline channels and telemarketing companies. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrower—Borrower Acquisition.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 17 software copyrights in China, including our proprietary loan management software and financial data analytics software. We have registered our domain name, cashchina.cn. As of December 31, 2024, we had 46 registered trademarks, including our “CNFH” and company logo.

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

Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Version)

The Negative List uniformly lists special administrative measures on foreign investment access such as requirements on equity interest and management. Foreign investors investing in the fields and industries not listed in the negative list are treated equally with the domestic investors. The Negative List lists the transitional period for removing or relaxing access restrictions in certain fields and industries. After the transitional period, the investment access restrictions will be cancelled or relaxed. Our business is currently not listed in the Negative List (2024 Version). According to Measures for Security Review of Foreign Investment, which was promulgated by the NDRC and the Ministry of Commerce in December 2020 and has been come into effect in January 2021, the Foreign Investment Security Review Mechanism, or the Security Review mechanism, in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

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

On January 17, 2025, China’s National Financial Regulatory Administration (NFRA) issued the Interim Measures for the Supervision and Administration of Micro-Loan Companies (“Measures”), which came into force on the same day and replaces the 2020 the Circular on Microloan Companies. The Measures introduce stricter geographic restrictions, prohibiting traditional micro-loan companies from operating across provincial boundaries, while online micro-lenders must adhere to region-specific licensing requirements. Loan limits are tightened, with individual consumer loans capped at RMB200,000 per borrower and business loans at RMB1 million, alongside stricter concentration rules that restrict loans to a single borrower to 10% of a company’s net assets (15% for related parties). To curb excessive leverage, external financing is confined to a “1+4” model, limiting non-standardized and standardized financing to 1x and 4x net assets, respectively. The Measures explicitly ban high-risk practices such as license leasing, public deposit-taking, and misleading marketing tactics like promoting “low-interest” or “high-limit” loans. The Measures required mandating micro-loan companies to classify loans overdue for 90 days as non-performing and adopt segregated accounts for fund management. Online lenders must digitize their entire lending process and meet stringent cybersecurity standards. Consumer safeguards are bolstered through enhanced transparency rules, requiring full disclosure of product risks, and strict data privacy measures that prohibit lending to minors or individuals without repayment capacity. Provincial regulators are tasked with primary oversight, supported by the NFRA’s unified rules and a new supervisory rating system to enforce risk-based, tiered regulation.

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

In November, 2024, the Standing Committee of NPC amended the PRC Anti-Money Laundering Law, which came into effect on January 1,2025. According to the amendment, predicate acts of money laundering include not only criminal activities, but also newly include illegal activities. The amendment also includes in the scope of Anti-money Laundering monitoring activities that conceal the nature of the proceeds of illegal activities and the source of their proceeds.Where a financial institution relies on a third party to conduct customer due diligence, the third party shall provide the financial institution with the necessary customer due diligence information and cooperate with the financial institution to continuously conduct customer due diligence.

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

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management (the “Regulation”), which came into effect on January 1, 2025. The Regulation clarifies the requirements for the content and form of privacy policies, and specify the requirements that should be complied with when processing personal information based on individual consent. It also clarify the requirements for exercising rights such as access to, copying of, correction of, supplementation of, and deletion of personal information, and detail the specific conditions for the transfer of personal information. In addition, the Regulation requires network data processors whose data processing activities affect or potentially affect national security to undergo a cybersecurity review in accordance with relevant regulations. However, the Regulation do not explicitly define actions that constitute “affecting or potentially affecting national security”.

On December 27, 2024, China’s National Financial Regulatory Administration (NFRA) issued the Administrative Measures for Data Security of Banks and Insurance Institutions (“Measures”). The Measures require that banking and trust institutions shall strengthen the access control and security management of suppliers when sensitive or higher-level data are involved in supply chain services. Banking and trust institutions shall formulate centralized approval management systems for external data procurement and cooperative introduction, incorporate them into the outsourcing risk management system for overall management, and comprehensively establish management mechanisms for data requirements, security assessment, collection and introduction, data operation and maintenance, registration and filing, and supervision and evaluation. Banking and trust institutions shall investigate the authenticity and legality of data sources, assess the security guarantee capabilities and data security risks of data providers, and clarify the data security responsibilities and obligations of both parties.

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

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008, and most recently amended on December 29, 2018, and (ii) the implementation rules to the EIT Law promulgated by the State Council, effective since January 2008, amended on April 23, 2019, and most recently amended on January 20, 2025. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they are qualified for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

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

On December 25, 2024, the Standing Committee of the 14th National People’s Congress of China enacted the Value-Added Tax Law of the People’s Republic of China (“VAT Law”), which will take effect on January 1, 2026, replacing the existing Provisional Regulations on Value-Added Tax. The VAT Law maintains the current tax regime framework and tax burden level, while further clarifying the scope within which the State Council is authorized to develop special preferential policies. Compared with the current regulations, the VAT Law provides a different list of non-taxable transactions, including services provided by employees to their employers, administrative fees and government funds, compensation for expropriation, and interest income from deposits. Additionally, the VAT Law has updated the scope of non-creditable input VAT by removing the input VAT arising from loan services and adding the restrictive conditions to non-creditable input VAT arising from catering services, life services and entertainment services.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure with material subsidiaries as of the date of this annual report. For a complete list of our subsidiaries, please refer to note 1 to our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024 included elsewhere in this annual report. We subscribe to the subordinated units of the trust products issued under long-term trust plans through three of our wholly owned subsidiaries, Guangzhou Heze Information Technology Co., Ltd., Guangzhou Chengze Information Technology Co., Ltd., and Shenfanlian Investment Group Co., Ltd. (formerly known as Shenzhen Fanhua United Investment Group Co., Ltd). From an accounting perspective, we are exposed to the risk and variability of returns from activities of the trust plans and are therefore required to consolidate the financial results of the trust plans, including the results related to the senior units. Financial data of a trust plan is consolidated as if the trust plan is a subsidiary. Income and expenses of the trust plans are consolidated on our consolidated statements of comprehensive income while assets and liabilities of the trust plans are consolidated on our consolidated balance sheet. We do not, however, have ownership interest in the trust plans from a legal perspective other than in the subordinated units that account for only a portion of the total outstanding amount of the trust plans. For details of the contractual structural leverage ratio of each trust plan, please refer to “Item 4. Information of the Company—B. Business Overview—Our Funding Model.”

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Guangzhou, China, where we own an office of 2,600 square meters. We also maintain leased properties ranging from three square meters to 1,855 square meters in over 100 cities. The lease term varies from three months to five years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional funding as needed to accommodate future growth.

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

We have established a national network of 120 branches and sub-branches in over 50 cities in China. We acquire our borrowers primarily through our sales partners under trust lending model. In 2022, 2023 and 2024, over 95.0% of our borrowers who obtained loans from trust companies were introduced to us by our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Under trust lending model, we originated home equity loans with an aggregate principal amount of RMB12.2 billion, RMB12.2 billion and RMB8.6 billion (US$1.2 billion) in 2022, 2023 and 2024, respectively. The loan origination volume in 2024 under the commercial bank partnership was RMB1.0 billion (US$132.4 million) and the outstanding loan principal was RMB2,386 million as of December 31, 2024. We originated home equity loans for 23,923 borrowers in 2022. In 2023, we originated home equity loans for 23,910 (including 7,117 under the commercial bank partnership) borrowers. In 2024, we originated home equity loans for 12,912 (including 1,566 under the commercial bank partnership) borrowers. In 2022, 2023 and 2024, the average tenor of the home equity loans we originated was 12, 12 and 12 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 17.2%, 16.9% and 16.6% per annum, respectively. The interest rates of our loan products under commercial bank partnership ranged from 7.0% to 16.2%.

Our practical risk assessment procedure focuses on both credit risks of borrowers and quality of the collateral. We have also established guidelines on characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%. The weighted average LTV ratio of the home equity loan origination volume was 60.0%, 62.0% and 60.5% in 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024, our NPL ratio (including loans held for sale) was 16.95%, 21.25% and 40.86%, respectively. Charge-off ratio in 2022, 2023 and 2024 was 0.43%, 0.82% and 2.09%, respectively.

Our total operating income increased from RMB749.2 million in 2022 to RMB770.1 million in 2023, representing an increase of 2.8%, and decreased to RMB553.3 million (US$75.8 million) in 2024. Our net income increased from RMB135.3 million in 2022 to RMB164.6 million in 2023, representing an increase of 21.6%, and decreased to RMB37.8 million (US$5.2 million).

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of trust plans and provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated unit holder and (ii) a performance-based service fee up to 5% per annum of the size of trust plans payable to us for our services provided to trust plans. Our cost of the subordinated units as measured by the investment amount was RMB2,627.4 million, RMB2,377.2 million and RMB1776.2 million (US$243.3 million) as of December 31, 2022, 2023 and 2024, respectively. Our investment return from the subordinated units was RMB381.3 million, RMB495.9 million and RMB478.1 million (US$65.5 million) in 2022, 2023 and 2024, respectively.

As a subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans on our consolidated financial statements, including those of the senior units. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with management service expenses of trust plans for accounting purposes. In 2022, 2023 and 2024, we generated service fees charged to trust plans of RMB505.9 million, RMB409.0 million and RMB300.2 million (US$41.1 million), respectively.

Key Factors Affecting Our Results of Operations

Ability to maintain and expand borrower base

Due to the nature of our business, our ability to increase our loan origination volume largely depends on our ability to acquire new borrowers for the loans we facilitate. Since December 2018, we have been acquiring borrowers primarily through our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Our sales partners are typically local loan facilitators who have their own sales and marketing teams, they use such teams to reach to qualified candidates and recommend them to our platform. In 2022, 2023 and 2024, over 95.0% of our borrowers were introduced to us by our sales partners under trust lending model. We originated home equity loans for 23,923, 23,910 and 12,912 (including 1,566 under the commercial bank partnership) borrowers in 2022, 2023 and 2024, respectively. Our results of operations and ability to sustain and increase loan volumes will depend on our ability to maintain and expand borrower base.

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

Relationship with our funding partners

Our collaborative relationships with our funding partners are critical to our operations. We mainly collaborate with our trust company partners through trust lending model. In 2022, 2023 and 2024, 82.7%, 70.7% and 90.2% of our total home equity loan origination volume was originated under trust lending model, respectively. The availability of funds from our funding partners affects our liquidity and the amount of loan transactions that we can facilitate, which directly affects our profitability. Terms of our collaboration agreements with our funding partners generally set the financing costs of our home equity loan business. Our financing costs for senior units excluding the trust administrative fees, ranged from 6.0% to 8.7% per annum of the issuance number of senior units in 2024. The interest charged by trust company partners to our borrowers affects our profitability. If we fail to maintain or deepen our existing relationships with our trust company partners, our liquidity and profitability may be adversely affected. A general deterioration of our relationships with our funding partners will result in a significant decrease in liquidity or in our service fees charged to trust plans, and we may not be able to secure alternative financing on terms acceptable to us or our borrowers, or at all. This may result in a decrease in the volume of loans we facilitate, which has a material adverse impact on our business and results of operations. For detailed discussion relating to our relationship with our funding partners, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model.”

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

	As of and for the Year Ended December 31,
Loan performance metrics (including loans held for sale)	2022	2023	2024
Delinquency ratio(1)	33.22%	34.36%	55.29%
NPL ratio(2)	16.95%	21.25%	40.86%
Allowance ratio(3)	9.23%	7.56%	7.96%
NPL provision coverage ratio(4)	52.27%	35.56%	19.52%

	As of and for the Year Ended December 31,
Loan performance metrics (excluding loans held for sale)	2022	2023	2024
Delinquency ratio(1)	18.26%	15.54%	29.72%
NPL ratio(2)	1.12%	1.11%	8.50%
Allowance ratio(3)	8.22%	7.90%	9.64%
NPL provision coverage ratio(4)	720.38%	713.25%	113.74%

Notes:

(1)	Delinquency ratio represents total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date.

(2)	NPL ratio represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date.

(3)	Allowance ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date.

(4)	NPL provision coverage ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date.

Our delinquency ratio (excluding loans held for sale) has decreased from 18.26% as of December 31, 2022 to 15.54% as of December 31, 2023, and subsequently increased to 29.72% as of December 31, 2024. The increase in the delinquency ratio (excluding loans held for sale) from December 31, 2023 to December 31, 2024 was due to the fact that the borrowers’ ability to service their debts was negatively affected by the economic uncertainties.

Our NPL ratio (excluding loans held for sale) had remained relatively stable at 1.12% and 1.11% as of December 31, 2022 and 2023, respectively, and increased to 8.50% as of December 31, 2024.

Our allowance ratio (excluding loans held for sale) has decreased from 8.22% as of December 31, 2022 to 7.90% as of December 31, 2023, and subsequently increased to 9.64% as of December 31, 2024.

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the delinquency and NPL ratios for loans introduced under the collaboration model and the loans under the traditional facilitation model by first lien and second lien as of December 2022, 2023 and 2024, respectively, presented based on the revised charge-off policy. Since 2023, we have ceased calculating and providing delinquency and NPL ratio under the traditional facilitation model separately because the balance of outstanding loan principal under the traditional facilitation model was small and immaterial to the overall loan portfolio.

As of December 31, 2024*
(Including loans held for sale)	Total
First lien
Delinquency Ratio	57.10%
NPL Ratio	43.84%
Second lien
Delinquency Ratio	54.08%
NPL Ratio	38.89%

As of December 31, 2024*
(Excluding loans held for sale)	Total
First lien
Delinquency Ratio	29.42%
NPL Ratio	9.05%
Second lien
Delinquency Ratio	29.90%
NPL Ratio	8.16%

As of December 31, 2023*
(Including loans held for sale)	Total
First lien
Delinquency Ratio	38.51%
NPL Ratio	24.90%
Second lien
Delinquency Ratio	31.65%
NPL Ratio	18.88%

As of December 31, 2023*
(Excluding loans held for sale)	Total
First lien
Delinquency Ratio	17.41%
NPL Ratio	1.38%
Second lien
Delinquency Ratio	14.40%
NPL Ratio	0.94%

	As of December 31, 2022
(Including loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	94.87%	39.77%	40.08%
NPL Ratio	87.44%	21.15%	21.59%
Second lien
Delinquency Ratio	36.43%	30.92%	30.98%
NPL Ratio	36.41%	14.86%	15.09%

	As of December 31, 2022
(Excluding loans held for sale)	The traditional facilitation model	The collaboration model	Total
First lien
Delinquency Ratio	71.82%	21.83%	21.84%
NPL Ratio	30.99%	1.06%	1.11%
Second lien
Delinquency Ratio	2.92%	17.69%	17.57%
NPL Ratio	2.89%	1.14%	1.16%

*	As of December 31, 2023, we ceased calculating and providing delinquency and NPL ratio under the traditional facilitation model separately because the balance of outstanding loan principal under the traditional facilitation model was small and immaterial to the overall loan portfolio.

As of December 31, 2024, loans under the traditional facilitation model are all transferred by third parties in installment and classified as loans held for sale. The balance of outstanding loan principal under the traditional facilitation model was relatively small and constitute an immaterial proportion to the overall loan portfolio. We believe such ratios do not accurately reflect the loan performance and could no longer be used as a measure of our risk assessment and post-loan management abilities, as the result, we have ceased calculating and providing delinquency and NPL ratio under the traditional facilitation model separately in 2023.

The following tables illustrate the amount of loans (excluding loans held for sale) we facilitate by collateral type for which we have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category as of December 31, 2022, 2023 and 2024, respectively.

	As of December 31, 2024
	Loan	Allowance	Allowance Ratio
	(RMB in thousands)
Apartment	542,842	79,208	14.6%
House	9,219	-	-
Commercial Property	-	-	-
Total	552,061	79,208	14.3%

	As of December 31, 2023
	Loan	Allowance	Allowance Ratio
	(RMB in thousands)
Apartment	93,325	36,620	39.2%
House	8,391	3,294	39.3%
Commercial Property	–	–	–
Total	101,716	39,914	39.2%

	As of December 31, 2022
	Loan	Allowance	Allowance Ratio
	(RMB in thousands)
Apartment	86,717	12,248	14.1%
House	–	–	–
Commercial Property	15,847	–	–
Total	102,564	12,248	11.9%

We incur losses and charge-off loans when we determine that the loan is uncollectable. We consider loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible and the balance shall be written down to net realizable value (fair value of collaterals, less estimated cost sell):

(i)	death of the borrower;

(ii)	identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments;

(iii)	sales of loans to third parties;

(iv)	settlement with the borrower, where the Company releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral;

(v)	disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or

(vi)	loans are 180 days past due unless both well-secured and in the process of collection.

The following table sets forth our charge-off ratio for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
Charge-off ratio	0.43%	0.82%	2.09%

Our charge-off ratio was 0.43%, 0.82% and 2.09% in 2022, 2023 and 2024. We continue to dispose of collateral through judicial or arbitration proceedings and utilize other quick disposal plans available to manage NPLs. Meanwhile, we also transfer loans to third parties in exchange for proceeds upfront to quickly recover overdue loans, and the related gains or losses from such sale will be accounted for as other gains/(losses) in our consolidated statements of comprehensive income.

Selected Income Statement Items

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income. Net interest and fees income after collaboration cost represents total interest and fees income netting of total interest and fees expenses and collaboration cost for sales partners. In 2022, 2023 and 2024, we generated net interest and fees income after collaboration cost of RMB683.3 million, RMB775.9 million and RMB588.3 million (US$80.6 million), respectively. Total non-interest income/(losses) comprises of net gains/(losses) on sales of loans, net realized gains on sales of investments and other gains/(losses), net. In 2022, 2023 and 2024, we generated total non-interest income of RMB65.9 million, non-interest losses of RMB5.8 million and non-interest losses of RMB35.0 million (US$4.8 million), respectively.

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Interest and fees income(1)	1,731,352,575	1,754,595,020	1,538,620,115	210,790,092
Interest and fees expenses(2)	(784,776,537)	(723,081,286)	(794,518,514)	(108,848,590)
Net interest and fees income	946,576,038	1,031,513,734	744,101,601	101,941,501
Net revenue under the commercial bank partnership model(3)	57,551,005	87,936,005	97,127,306	13,306,386
Collaboration cost for sales partners	(320,826,549)	(343,508,143)	(252,881,333)	(34,644,601)
Net interest and fees income after collaboration cost	683,300,494	775,941,596	588,347,574	80,603,287
Non-interest income/(losses)
Realized gains/(losses) on sales of investments, net	20,566,672	6,548,484	(4,125,037)	(565,128)
Net losses on sales of loans	(44,554,948)	(17,190,545).	(6,497,731)	(890,185)
Other gains/(losses), net(1)(4)	89,914,038	4,847,597	(24,400,913)	(3,342,911)
Total non-interest (losses)/income, net	65,925,762	(5,794,464)	(35,023,681)	(4,798,225)
Total operating income	749,226,256	770,147,132	553,323,893	75,805,063

Note:

(1)	Interest and fees income include (i) interest and financing service fees on loans, (ii) interest income on debt securities, (iii) interest income charged to sales partners, and (iv) interest on deposits with banks.

(2)	Interest and fees expenses refer to interest expenses on interest-bearing borrowings.

(3)	The Company has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022.

(4)	Certain provision for guarantee liabilities in 2021 was immaterial and presented under “other gains/(losses), net”. Provision for guarantee liabilities has been reclassified from “other gains/(losses), net” to “provision for credit losses” in 2022.

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

Interest and fees expenses

We recorded interest and fees expenses of RMB784.8 million, RMB723.1 million and RMB794.5 million (US$108.8 million) in 2022, 2023 and 2024, respectively.

Our interest and fees expenses consists of interest expenses on interest-bearing borrowings. In 2022, 2023 and 2024, the interest expenses on interest-bearing borrowings was RMB784.8 million, RMB723.1 million and RMB794.5 million (US$108.8 million), accounting for 100%, 100% and 100%, respectively, of our total interest and fees expenses for the same periods.

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

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners. It has decreased from RMB343.5 million in 2023 to RMB252.9 million (US$34.6 million), primarily due to a decrease of daily average outstanding loan principal under the trust lending model in 2024 as compared to 2023.

Non-interest income/(losses)

Realized gains on sales of investments

Realized gains on sales of investments consist of realized gains and losses from the disposal of investment securities, presented on a net basis.

Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans refer to any gains and losses from the disposal of loans.

Other gains/(losses), net

Other gains/(losses), net mainly consists of gains of confiscating CRMPs. Particularly, in the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, the Company charges certain percentage of the loan as the interest income charged to sales partners. The interest income charged to sales partners was previously presented as “fund possession fee” under “other gains/(losses), net”, and is separately listed as “interest income charged to sales partners” since third quarter of 2022 due to an increase in its absolute amount.

Operating expenses

Our operating expenses consist of employee compensation and benefits, share-based compensation expenses, taxes and surcharges, operating lease cost, offering expenses and other expenses.

The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	197,035,872	26.3%	204,573,389	26.6%	155,735,239	21,335,640	28.1%
Share-based compensation expenses	5,774,266	0.8%	7,517,349	1.0%	14,898,534	2,041,091	2.7%
Taxes and surcharges	35,890,761	4.8%	31,343,671	4.1%	26,168,730	3,585,101	4.7%
Operating lease cost	13,966,943	1.9%	16,366,797	2.1%	15,693,697	2,150,028	2.8%
Other expenses	85,889,497	11.5%	121,520,772	15.8%	187,322,734	25,663,109	33.9%
Total operating expenses	338,557,339	45.2%	381,321,978	49.5%	399,818,934	54,774,969	72.2%

Other expenses primarily consist of (i) advertising and promotion expenses; (ii) litigation fees; (iii) consulting fees; (iv) research and development expenses; (v) office and commute expenses, which mainly include expenses relating to office renovation, office facility expansion and daily commute; (vi) attorney fees; (vii) entertainment and traveling expenses, and (viii)post-loan management fee paid to third parties.

The following table sets forth breakdown of other expenses in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Other expenses
Advertising and promotion expenses	32,412,727	4.3%	49,828,134	6.5%	13,653,838	1,870,568	2.5%
Litigation fees and Attorney fees	7,680,633	1.0%	1,714,117	0.2%	18,877,828	2,586,252	0.5%
Entertainment and traveling expenses	9,740,873	1.3%	15,252,790	2.0%	14,811,438	2,029,159	2.7%
Office and commute expenses	7,791,694	1.0%	10,792,783	1.4%	10,117,559	1,386,100	1.8%
Consulting fees	12,016,260	1.6%	17,480,308	2.3%	12,058,142	1,651,959	2.2%
Communication expenses	2,424,242	0.3%	2,826,369	0.4%	2,784,808	381,517	0.5%
Depreciation and amortization	2,244,279	0.3%	1,753,032	0.2%	11,540,877	1,581,094	2.1%
Directors and officers liability insurance	3,474,151	0.5%	3,613,489	0.5%	919,443	125,963	0.2%
Research and development expenses	760,465	0.1%	1,791,754	0.2%	1,010,223	138,400	0.2%
Post-loan management fee	–	–	10,481,523	1.4%	99,368,411	13,613,416	18.0%
Others	7,344,173	1.0%	5,986,473	0.8%	2,180,167	298,682	0.4%
Total other expenses	85,889,497	11.5%	121,520,772	15.8%	187,322,734	25,663,110	31.1%

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

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-facilitation services. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB67.08 million, RMB17.53 million and RMB6.3 million (US$0.9 million) as of December 31, 2022, 2023 and 2024, respectively. 64.6%, 100% and 100% of the remaining performance obligations will be recognized over the following 12 months for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing January 1, 2020, the Group adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with a current expected credit loss methodology (“ACL”) , which is based on past events, current conditions and reasonable and supportable forecasts over the life of the loans. ASC 326 defines the ACL as a valuation account that is deducted from, or added to the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses. When credit expectations change, the valuation account is adjusted with changes reported in provision for credit losses. If amounts previously charged off are subsequently expected to be collected, the Group may recognize a negative allowance, which is limited to the amount that was previously charged off.

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

The individual ACL is estimated on an individual basis for loans whose payments are contractually past due more than 90 days or do not share similar risk characteristics. A financial asset is collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When a collateral-dependent financial asset is probable of foreclosure, the Group will utilize the discounted cash flow (“DCF”) model to determine the expected credit loss for the loan by comparing the amortized cost of the loan with the present value of the projected cashflow for the underlying collateral. The projected cashflow is calculated based on fair value of collateral provided by third-party appraisers, adjusted for the estimated disposal discounts on the collateral and cost to sell.

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

On December 31, 2023, 80% of the options issued in 2018 had expired. The Board authorized the Company to extend the expiration date of the expired portion from December 31, 2023 to December 31, 2024. On December 31, 2024, 100% of the options issued in 2018 (including the 80% that was extended on December 31, 2023) had expired, the Company therefore extended the expiration date of the 100% of 2018 option to December 31, 2027.

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

Excluding the options containing service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (“2018 Option”)	Share awards granted on January 3, 2019 (“2019 Option”)	Share awards granted on December 31, 2023 (“Extend 2018 Option”)	Share awards granted on December 31, 2024
Expected volatility	40.00%	41.52%	59.27%	48.52%
Expected dividends	–	–	–	-
Risk-free interest rate	3.10%	3.12%	2.08%	1.65%
Expected term (in years)	5	5	–	-
Expected life (in years)	6	8	1	3

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

Date of options grant	Options granted	Exercise price	Fair value of option	Fair value of ordinary shares
January 3, 2017	75,173,492	RMB0.50	RMB1.26	RMB1.72
January 3, 2017	112,760,238	RMB0.50	RMB1.27	RMB1.72
December 31, 2019	83,772,346	RMB1.00	RMB0.71	RMB1.40
December 31, 2019	35,902,434	RMB1.00	RMB0.75	RMB1.40
December 31, 2023	150,346,984	RMB0.50	RMB0.34	RMB0.29
December 31, 2024	150,346,984	RMB0.50	RMB0.08	RMB0.35

For the 2018 Option, the Group recognized compensation expenses of RMB39,715,168 and RMB15,886,067 in year 2018 and 2019, respectively. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized. There was no income tax benefit recognized associated with the share-based compensation expenses. On December 31, 2023, 80% of the 2018 Option has expired. The Board authorized the Group to postpone the expiration date of the expired portion from December 31, 2023 to December 31, 2024. On December 31, 2024, 100% of the options issued in 2018 (including the 80% that was extended on December 31, 2023) had expired, the Company therefore extended the expiration date of the 100% of 2018 option to December 31, 2027. As of December 31, 2024, the Group recognized compensation expenses of RMB14.9 million.

For the 2019 Option, the Group recognized compensation expenses of RMB5,774,266, nil and nil in year 2022, 2023 and 2024, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2024, the expenses in relation to the 2019 Option have been fully recognized.

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

	For the Year Ended December 31
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
Adjusted net income	176,925,893	83,973,831	141,125,677	172,134,910	52,682,980	7,217,539

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

	For the Year Ended December 31
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
Net Income	114,852,526	65,207,464	135,351,411	164,617,561	37,784,446	5,176,448
Add: share-based compensation expenses	62,073,367	18,766,367	5,774,266	7,517,349	14,898,534	2,041,091
Adjusted net income	176,925,893	83,973,831	141,125,677	172,134,910	52,682,980	7,217,539

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Interest and fees income	1,731,352,575	1,754,595,020	1,538,620,115	210,790,092
Interest expenses on interest-bearing borrowings	(784,776,537)	(723,081,286)	(794,518,514)	(108,848,590)
Net interest and fees income	946,576,038	1,031,513,734	744,101,601	101,941,502
Net revenue under the commercial bank partnership model	57,551,005	87,936,005	97,127,306	13,306,386
Collaboration cost for sales partners	(320,826,549)	(343,508,143)	(252,881,333)	(34,644,601)
Net interest and fees income after collaboration cost	683,300,494	775,941,596	588,347,574	80,603,287
Provision for credit losses, net of increase in guaranteed recoverable assets	(238,084,863)	(177,282,998)	(105,216,440)	(14,414,593)
Provision for cost method investment	–	(5,907,577)	-	-
Net interest and fees income after collaboration cost and provision	445,215,631	592,751,021	483,131,134	66,188,694
Realized gains/(losses) on sales of investments, net	20,566,672	6,548,484	(4,125,037)	(565,128)
Net losses on sales of loans	(44,554,948)	(17,190,545)	(6,497,731)	(890,185)
Other gains/(losses), net	89,914,038	4,847,597	(24,400,913)	(3,342,912)
Total non-interest (losses)/income, net	65,925,762	(5,794,464)	(35,023,681)	(4,798,225)
Operating expenses
Employee compensation and benefits	(197,035,872)	(204,573,389)	(155,735,239)	(21,335,640)
Share-based compensation expenses	(5,774,266)	(7,517,349)	(14,898,534)	(2,041,091)
Taxes and surcharges	(35,890,761)	(31,343,671)	(26,168,730)	(3,585,101)
Operating lease cost	(13,966,943)	(16,366,797)	(15,693,697)	(2,150,028)
Other expenses	(85,889,497)	(121,520,772)	(187,322,734)	(25,663,109)
Total operating expenses	(338,557,339)	(381,321,978)	(399,818,934)	(54,774,969)
Income before income tax expense	172,584,054	205,634,579	48,288,519	6,615,500
Income tax expense	(37,232,643)	(41,017,018)	(10,504,073)	(1,439,052)
Net income	135,351,411	164,617,561	37,784,446	5,176,448
Earnings per share
Basic	0.10	0.12	0.03	0.004
Diluted	0.09	0.11	0.03	0.004
Other comprehensive income
Foreign currency translation adjustment	15,181,518	867,116	524,148	71,808
Comprehensive income	150,532,929	165,484,677	38,308,595	5,248,256
Less: net income attributable to non-controlling interests	970,379	19,377,314	-	-
Total comprehensive income attributable to ordinary shareholders	149,562,550	146,107,363	38,308,595	5,248,256

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Interest and fees income

Total interest and fees income for fiscal year 2024 was RMB1,538.6 million (US$210.8 million) as compared to RMB1,754.6 million for the same period of 2023.

Interest and financing service fees on loans

Interest and financing service fees on loans was RMB1,343.7 million (US$184.1 million) for the fiscal year of 2024 as compared to RMB1,580.0 million for the same period of 2023, primarily attributable to a decrease of daily average outstanding loan principal under trust lending model in 2024 as compared to 2023.

Interest income charged to sales partners

Interest income charged to sales partners, representing interest charged to sales partners who choose to repurchase default loans in installments, increased by 20.8% to RMB162.6 million (US$22.3 million) for the fiscal year of 2024 from RMB134.5 million in the same period of 2023, primarily attributable to the increase of delinquent loans repurchased by instalments by sales partners to fulfill their obligations.

Interest income on debt securities

Interest income on debt securities decreased to RMB16.8 million (US$2.3 million) in 2024 from RMB20.5 million in 2023.

Interest on deposit with banks

Interest on deposits with banks was RMB15.5 million (US$2.1million) for the fiscal year of 2024 as compared to RMB19.6 million for the same period of 2023, primarily due to decrease of daily average time deposit in 2024 than 2023.

Interest and fees expenses

Total interest and fees expenses refer to interest expenses on interest-bearing borrowings was RMB794.5 million (US$108.8 million) for the fiscal year of 2024 as compared to RMB723.1 million for the same period of 2023, the increase was primarily due to the increase in the daily average principal of borrowings with repurchase agreement which typically bears higher interest rate in 2024.

Net interest and fees income

As a result of the foregoing, net interest and fees income was RMB744.1 million (US$101.9 million) for the fiscal year of 2024 as compared to RMB1,031.5 million for the same period of 2023.

Net revenue under the commercial bank partnership model

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrowers and providing technical assistance to the borrowers and banks, net of fees paid to third-party guarantor and commissions paid to sales channels, increased by 10.5% to RMB97.1 million (US$13.3 million) for the fiscal year of 2024 from RMB87.9 million in the same period of 2023. The increase was primarily due to the decrease in the expenses associated with facilitating new loans under commercial bank partnership.

Collaboration cost for sales partners

Collaboration cost for sales partners representing sales incentives paid to sales partners was RMB252.9 million (US$34.6 million) for the fiscal year of 2024 as compared to RMB343.5 million for the same period of 2023, the decrease was primarily due to a decrease of daily average outstanding loan principal under the trust lending model in 2024 as compared to 2023.

Net interest and fees income after collaboration cost

Net interest and fees income after collaboration cost was RMB588.3 million (US$80.6 million) for the fiscal year of 2024 as compared to RMB775.9 million for the same period of 2023.

Provision for credit losses

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model was RMB105.2 million (US$14.4 million) for the fiscal year of 2024 as compared to RMB177.2 million in the same period of 2023. The decrease was primarily driven by the combined effect of a decrease in allowances that are collectively evaluated and an increase in allowances that are individually evaluated. The decrease in allowances that are collectively evaluated are mainly due to the decrease of the Company’s outstanding loan principal. As there are still uncertainties associated with real estate market, the Company chose to contain the volume of facilitation to mitigate risks. The increase of allowances that are individually evaluated are mainly due to the Company’s conservative approach in evaluating risks associated with loans that are 90 or more days past due.

Realized gains/(losses) on sales of investments, net

Realized losses on sales of investments, net representing realized gains and losses from the sales of investment securities was RMB4.1 million (US$0.6 million) for the fiscal year of 2024, as compared to a gain of RMB6.5 million in the same period of 2023.

Net losses on sales of loans

Net losses on sales of loans was RMB6.5 million (US$0.9 million) for the fiscal year of 2024 as compared to RMB17.1 million in the same period of 2023.

Other gains/(losses), net

Other gains/(losses), net was a loss RMB24.4 million (US$3.3 million) for the fiscal year of 2024, compared with a gain of RMB4.8 million in the same period of 2023. The Company recorded net losses in 2024 because the balance of CRMPs forfeited by the sales partners continued to decrease as a growing number of sales partners started to repurchase delinquent loans by instalments. When CRMPs deposited by sales partners are confiscated by the Company, the Company will recognize the amount forfeited in other gain. Associated CRMPs will not be deemed as confiscated anymore when sales partners who forfeited their CRMPs were able to continue to fulfil their guarantee responsibility.

Total operating expenses

Our total operating expenses was RMB399.8 million (US$54.8 million) for the fiscal year of 2024 as compared to RMB381.4 million for the same period of 2023.

Employee compensation and benefits

Employee compensation and benefits decreased by 23.9% to RMB155.7 million (US$21.3 million) for the fiscal year of 2024 as compared to RMB204.6 million for the same period of 2023, primarily due to a decrease in commissions paid due to a decrease in loan origination volume.

Share-based compensation expenses

Share-based compensation expenses was RMB14.9 million (US$2.0 million) for the fiscal year of 2024 as compared to RMB7.5 million for the same period of 2023. In December 2024, the Company extended the expiration date of 2018 Option to December 31, 2027 and the related incremental compensation cost of RMB14.9 million was recognized at the original expiration date.

Taxes and surcharges

Taxes and surcharges decreased to RMB26.2 million (US$3.6 million) for the fiscal year of 2024 as compared to RMB31.3 million for the same period of 2023. According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. The Company lowered the “Service fees charged to trust plans” in 2024.

Operating lease cost

Operating lease cost was RMB15.7 million (US$2.2 million) for the fiscal year of 2024 as compared to RMB16.4 million for the same period of 2023.

Other expenses

Other expenses was to RMB187.3 million (US$25.7 million) for the fiscal year of 2024 as compared to RMB121.6 million for the same period of 2023, primarily due to increase in post-loan management fees paid to third parties to accelerate recovery of delinquent loans.

Income tax expenses

Income tax expenses was RMB10.5 million (US$1.4 million) for the fiscal year of 2024 as compared to RMB41.0 million for the same period of 2023 primarily due to decrease in taxable incomes.

Net income

Net income was RMB37.8 million (US$5.2 million) for the fiscal year of 2024 as compared to RMB164.6 million for the same period of 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Interest and fees income

Total interest and fees income for fiscal year 2023 increased by 1.3% to RMB1,754.6 million as compared to RMB1,731.4 million for the same period of 2022.

Interest and financing service fees on loans

Interest and financing service fees on loans increased by 0.3% to RMB1,580.0 million for the fiscal year of 2023 as compared to RMB1,574.7 million for the same period of 2022, primarily attributable to combined effect of increase in the balance of average daily outstanding loan principal and decrease of weighted average interest rate of loans outstanding in 2023.

Interest income charged to sales partners

Interest income charged to sales partners, representing interest charged to sales partners who choose to repurchase default loans in installments, increased by 10.2% to RMB134.5 million for the fiscal year of 2023 from RMB122.0 million in the same period of 2022, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest income on debt securities

Interest income on debt securities decreased to RMB20.5 million in 2023 from RMB21.6 million in 2022.

Interest on deposit with banks

Interest on deposits with banks increased by 49.6% to RMB19.6 million for the fiscal year of 2023 as compared to RMB13.1 million for the same period of 2022, primarily due to the higher daily average amount of time deposits during the year.

Interest and fees expenses

Total interest and fees expenses refer to interest expenses on interest-bearing borrowings and decreased by 7.9% to RMB723.1 million for the fiscal year of 2023 as compared to RMB784.8 million for the same period of 2022, primarily due to the lower funding cost of trust company partners.

Net interest and fees income

As a result of the foregoing, net interest and fees income increased by 9.0% to RMB1,031.5 million for the fiscal year of 2023 as compared to RMB946.6 million for the same period of 2022.

Net revenue under the commercial bank partnership model

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrowers and providing technical assistance to the borrowers and banks, net of fees paid to third-party guarantor and commissions paid to sales channels, increased by 52.6% to RMB87.9 million for the fiscal year of 2023 from RMB57.6 million in the same period of 2022. The increase was primarily due to the increase of loans recommended to commercial banks in 2023 as compared to the same period of 2022.

Collaboration cost for sales partners

Collaboration cost for sales partners representing sales incentives paid to sales partners increased by 7.1% to RMB343.5 million for the fiscal year of 2023 as compared to RMB320.8 million for the same period of 2022, primarily attributable to an increase of daily average outstanding loan principal under the trust lending model in 2023 as compared to 2022, and also the involvement of sales partners in the commercial bank partnership model since the beginning of 2023.

Net interest and fees income after collaboration cost

Net interest and fees income after collaboration cost was RMB775.9 million for the fiscal year of 2023 representing an increase of 13.5% as compared to RMB683.4 million for the same period of 2022.

Provision for credit losses

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model was RMB183.2million for the fiscal year of 2023 as compared to RMB238.1 million in the same period of 2022, primarily attributable to the lower delinquency ratio. Besides, in the fiscal year of 2023, some sales partners who forfeited their Credit Risk Mitigation Positions (CRMPs) due to the inability to fulfil their obligations to repurchase delinquent loans during the first half of 2023 were able to recommence their payments, in addition, we started to involve sales partners under the commercial bank partnership since the beginning of 2023, which has jointly led to an increase of guarantee assets and also provided more protection to the loans

Realized gains on sales of investments, net

Realized gains on sales of investments, net representing realized gains from the sales of investment securities was RMB6.5 million for the fiscal year of 2023, as compared to RMB20.6 million in the same period of 2022.

Net losses on sales of loans

Net losses on sales of loans was RMB17.1 million for the fiscal year of 2023 as compared to RMB44.6 million in the same period of 2022.

Other gains, net

Other gains, net was RMB4.8 million for the fiscal year of 2023, compared with RMB89.9 million in the same period of 2022. Starting in the second half of 2023, the balance of CRMPs forfeited by the sales partners has decreased as we refined our installment policies to ease the liquidity pressure of sales partners. When CRMPs deposited by sales partners are confiscated by the Company, the Company will recognize the amount forfeited in other gain. In the fourth quarter of 2023, some sales partners who forfeited their CRMPs were able to continue to fulfil their guarantee responsibility, and associated CRMPs will not be deemed as confiscated.

Total operating expenses

Our total operating expenses increased by 12.6% to RMB381.4 million for the fiscal year of 2023 as compared to RMB338.6 million for the same period of 2022.

Employee compensation and benefits

Employee compensation and benefits increased by 3.9% to RMB204.6 million for the fiscal year of 2023 as compared to RMB197.0 million for the same period of 2022, primarily due to an increase in the performance-based bonuses as a result of an increase in loan origination volume in 2023.

Share-based compensation expenses

Share-based compensation expenses increased by 29.3% to RMB7.5 million for the fiscal year of 2023 as compared to RMB5.8 million for the same period of 2022. In the fourth quarter of 2023, the Board authorized the Company to postpone the expiration date of the share option plan adopted on December 31, 2018 (2018 Option) from December 31, 2023 to December 31, 2024, and the related incremental compensation cost of RMB7.5 million was recognized at the original expiration date.

Taxes and surcharges

Taxes and surcharges decreased by 12.8% to RMB31.3 million for the fiscal year of 2023 as compared to RMB35.9 million for the same period of 2022. primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. The Company lowered the “Service fees charged to trust plans” in 2023.

Operating lease cost

Operating lease cost increased by 17.1% to RMB16.4 million for the fiscal year of 2023 as compared to RMB14.0 million for the same period of 2022.

Other expenses

Other expenses increased by 41.6% to RMB121.6 million for the fiscal year of 2023 as compared to RMB85.9 million for the same period of 2022, primarily due to (a) the increase in fees paid to local channels. Local channels are rewarded for referring sales partners to the Company, and will also receive commission of a certain percentage of loans recommended to the Company by the sales partners they have referred; and (b) increase in service fee for third-party post-loan management.

Income tax expenses

Income tax expenses increased by 10.2% to RMB41.0 million for the fiscal year of 2023 as compared to RMB37.2 million for the same period of 2022 primarily due to an increase in the amount of taxable income.

Net income

Net income increased by 21.5% to RMB164.5 million for the fiscal year of 2023 as compared to RMB135.4 million for the same period of 2022.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing, operating and investing activities. As of December 31, 2024, we had cash and cash equivalents of RMB1.2 billion (US$161.1 million), as compared to cash and cash equivalents of RMB2.0 billion as of December 31, 2023, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash provided by operating activities	919,253,112	1,705,760,744	757,230,274	103,740,122
Net cash used in investing activities	(1,098,197,823)	(2,483,913,809)	(263,667,119)	(36,122,247)
Net cash provided by/(used in) financing activities	(288,156,250)	1,005,540,570	(1,332,188,609)	(182,509,091)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(467,100,961)	227,387,505	(838,625,454)	(114,891,216)
Cash, cash equivalents and restricted cash at the beginning of year	2,231,437,361	1,772,184,145	2,001,602,420	274,218,407
Effect of exchange rate change on cash, cash equivalents and restricted cash	7,847,745	2,030,770	7,409,110	1,015,044
Cash, cash equivalents and restricted cash at the end of the year	1,772,184,145	2,001,602,420	1,170,386,076	160,342,235

Operating Activities

Net cash provided by operating activities in 2024 was RMB757.2 million (US$ 103.7 million) due to net income of RMB 37.8 million (US$ 5.2 million), mainly adjusted for (i) provision for credit losses of RMB 105.2 million, (ii) share-based compensation expenses of RMB 14.9 million and (iii) depreciation and amortization of RMB11.5 million; and (iv) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,404.5 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB 40.6 million, (ii) a decrease in deposits of RMB 1.1 million, and (iii) an increase in other operating assets of RMB 243.9 million.

Net cash provided by operating activities in 2023 was RMB1,705.8 million due to net income of RMB164.6 million (US$23.2 million), mainly adjusted for (i) provision for credit losses of RMB177.3 million, (ii) share-based compensation expenses of RMB7.5 million, (iii) depreciation and amortization of RMB1.8 million, (iv) losses on sale of loans of RMB17.2 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB629.0 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,896.1 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB12.6 million, (ii) a decrease in other operating assets of RMB15.1 million, (iii) a decrease in deposits of RMB18.0 million, (iv) an increase of CRMP of RMB234.5 million and (v) and increase in guarantee deposits of RMB142.0 million.

Net cash provided by operating activities in 2022 was RMB919.3 million due to net income of RMB135.4 million, mainly adjusted for (i) provision for credit losses of RMB238.1 million, (ii) share-based compensation expenses of RMB5.8 million, (iii) depreciation and amortization of RMB2.2 million, (iv) losses on sale of loans of RMB44.6 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB585.4 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,550.0 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB12.5 million, (ii) an increase in other operating assets of RMB167.2 million, (iii) a decrease in deposits of RMB11.9 million, (iv) an increase of CRMP of RMB6.2 million and (v) an increase in guarantee deposits of RMB168.8 million.

Investing Activities

Net cash used in investing activities was RMB263.7 million (US$36.2 million) in 2024, which was attributable to (i) purchase of investment securities of RMB922.1 million, (ii) purchases of property, equipment and intangible assets of RMB7.9 million, (iii) loans originated, net of principal collected of RMB819.0 million and (iv) purchase of loans with credit deterioration of RMB 436.0 million, offset by (i) proceeds from sales of investment securities of RMB1,080.9 million, (ii) proceeds from sales of loans of RMB814.6 million, and (iii) proceeds from disposal of cost method investments of RMB25.0 million.

Net cash used in investing activities was RMB2,483.9 million in 2023, which was attributable to (i) purchase of investment securities of RMB922.1 million, (ii) purchase of loans with credit deterioration of RMB436.0 million, and (iii) loans originated, net of principal collected of RMB819.0 million, offset by (i) proceeds from sales of investment securities of RMB1,080.9 million, (ii) proceeds from sales of loans of RMB814.6 million, and (iii) proceeds from disposal of non-marketable equity securities of RMB25.0 million.

Net cash used in investing activities was RMB1,098.2 million in 2022, which was attributable to (i) purchase of investment securities of RMB8,567.3 million, (ii) purchases of property, equipment and intangible assets of RMB89.9 million, (iii) loans originated, net of principal collected of RMB2,556.9 million, and (iv) purchases of non-marketable equity securities of RMB25.0 million offset by (i) proceeds from sales of investment securities of RMB9,002.2 million, (ii) proceeds from disposal of property, equipment and intangible assets of RMB0.3 million, and (iii) proceeds from sales of loans of RMB1,088.4 million. And.

Financing Activities

Net cash used in financing activities in 2024 was RMB 1,332.2 million (US$182.5 million), which was attributable to repayment of interest-bearing borrowings of RMB 10,820.9 million, offset by proceeds from interest-bearing borrowings of RMB9,493.3 million.

Net cash provided by financing activities was RMB1,005.5 million in 2023, which was attributable to proceeds from interest-bearing borrowings of RMB10,402.3 million, offset by repayment of interest-bearing borrowings of RMB9,294.9 million.

Net cash used in financing activities was RMB288.2 million in 2022, which was attributable to (i) repayment of interest-bearing borrowings of RMB6,333.6 million, and (ii) repurchase of ordinary shares of RMB87.6 million, partially offset by (i) proceeds from interest-bearing borrowings of RMB6,082.3 million and (ii) proceeds from contributions from non-controlling shareholders of RMB50.8 million.

Capital Expenditures

Our capital expenditures primarily cover the acquisition of property, equipment, and intangible assets essential for operational support. These expenditures totaled RMB114.5 million in 2023, and subsequently decreased to RMB7.9 million (US$1.1 million) in 2024. The notable increase in 2023 was primarily driven by the procurement of a new office building in Guangzhou.

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

The following tables present the operating lease cost and other supplemental information.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost(1)	13,966,943	16,366,797	15,693,697

Holding Company Structure

CNFinance Holdings Limited is a holding company with no operations of its own. It conducts substantially all of its operations in China primarily through its subsidiaries in China, in particular Shenfanlian Investment Group Co., Ltd. (formerly known as Shenzhen Fanhua United Investment Group Co., Ltd.), Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities, and substantially all of its assets and operations are located in China. With a holding company structure, we principally rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. If these subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In 2022, 2023 and 2024, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

In addition, our subsidiaries in the PRC are only permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the PRC GAAP were RMB2,990.3 million, RMB3,124.3 million and RMB3,169.1 million (US$440.4 million), as of December 31, 2022, 2023 and 2024, respectively.

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

As of the date of this annual report, the majority of our PRC subsidiaries are still required to contribute to general reserve fund and these contributions are not expected to cease in the near term. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB428.4 million, RMB432.6 million and RMB 448.7 million(US$ 62.4 million) as of December 31, 2022, 2023 and 2024, respectively. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by CNFinance in the event it is deemed as a PRC resident enterprise for PRC tax purposes.

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

Recent Accounting Pronouncements

ASU 2023-07 was adopted by the Group on January 1, 2024 on a retrospective basis. The Group applied ASU 2023-07 retrospectively to all prior periods presented in the consolidated financial statements. The adoption had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows. In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU 2023-09 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2025, although early adoption is permitted. The ASU is currently not expected to have a significant impact on the Group’s consolidated financial statements.

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

In November 2024, FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, clarified that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted.

The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial statements.

5.C. Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our research and development expenses which was reported in other expenses of the consolidated statements of comprehensive income were RMB0.8 million, RMB1.8 million and RMB1.0 million (US$0.1 million) in 2022, 2023 and 2024, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 22/F, South Finance Center, No. 6 Wuheng Road Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 703A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

Directors and Executive Officers	Age	Position/Title
Bin Zhai	55	Chairman, Director, Chief Executive Officer
Jun Qian	52	Director and Vice President
Fengyong Gao	55	Independent Director
Lin Xu	63	Independent Director
Xi Wang	56	Independent Director
Ge Yang	54	Independent Director
Zehui Zhang	52	Vice President
Huiling Jiang	45	Vice President
Jing Li	44	Chief Financial Officer

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

Jing Li has served as our Chief Financial Officer, Assistant President of the Company and the Head of Department of Finance and Internal Control since the fourth quarter of 2021. Ms. Li has 20 years of experience in the financial industry and holds the certificate of ACCA and IPA. Prior to joining CNFinance Holdings Limited in 2008, she worked for Deloitte Touche Tohmatsu Certified Public Accountants LLP and Fanhua Inc. Ms. Li received her bachelor’s degree in financial management from Guangdong University of Foreign Studies and her MPAcc degree from Sun Yat-Sen University.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB4.8 million (US$0.7 million) in cash to our executive officers (including our executive directors), and we paid US$0.12 million to our non-executive directors. For the fiscal year ended December 31, 2024, we paid for our executive officers (including our executive directors) an aggregate of RMB412,737 (US$56,545) of social insurance plans and housing provident funds required by PRC law. We did not pay such insurance or housing fund for our non-executive directors. For share incentive grants to our directors and executive officers, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

On December 31, 2024, 100% of the 2018 Option (including the 80% which was postponed on December 31, 2023 to December 31, 2024) has expired. The Group extended the expiration date of 100% of the 2018 Option to from December 31. 024 to December 31, 2027.

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

Name	Number of Options Outstanding(1)	Ordinary Shares Underlying Equity Awards Granted(1)	Exercise Price (Per share)(1)	Date of Grant(1)	Date of Expiration
Bin Zhai	40,000,000	40,000,000	RMB0.5	January 3, 2017	December 31, 2024
Ning Li	30,000,000	30,000,000	RMB0.5	January 3, 2017	December 31, 2024
Jun Qian	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31, 2024
Zehui Zhang	20,000,000	20,000,000	RMB0.5	January 3, 2017	December 31, 2024
All directors and executive officers as a group	110,000,000	110,000,000	RMB0.5	January 3, 2017	December 31, 2024

Notes:

(1)	Does not include 35,902,434 options to purchase up to 35,902,434 of our ordinary shares granted under the 2018 Plan on December 31, 2019, with an exercise price of RMB1.0 per share. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date.

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

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our Board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

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

6.D. Employees

We had 691 employees as of December 31, 2024. Our employees are based in our headquarters in Guangzhou, Guangdong province and various local offices over 50 cities across China.

The following table sets forth the breakdown of our employees by function as of December 31, 2024.

	As of December 31, 2024
Functions	Number	% of Total Employees
Risk Management	403	58.3%
Sales and Marketing	138	20.0%
General and Administration	66	9.6%
Finance	38	5.5%
Others	46	6.7%
Total	691	100%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2025, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 1,371,643,240 ordinary shares issued and outstanding as of the date of March 31, 2025.

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

	Ordinary Shares Beneficially Owned as of March 31, 2025
Functions	Number	%*
Directors and Executive Officers:†
Bin Zhai(1)	283,949,380	20.1%
Jun Qian(2)	20,000,000	1.4%
Zehui Zhang(3)	20,000,000	1.4%
Huiling Jiang	–	–
Jing Li	–	–
Fengyong Gao	–	–
Lin Xu	–	–
Xi Wang	–	–
Ge Yang	–	–

Principal Shareholders:
Kylin Investment Holdings Limited(4)	243,949,380	17.8%
S. Donald Sussman(5)	139,187,000	10.1%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,559,576,960, being the number of ordinary shares as of March 31, 2025 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2025.

†	The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 22/F, South Finance Center, No. 6 Wuheng Road Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 703A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

(1)	Includes (i) options we granted to Mr. Bin Zhai under the 2018 Plan to purchase up to 40,000,000 of our ordinary shares that are immediately exercisable; and (ii) the equity interest held by Mr. Bin Zhai through Kylin Investment Holdings Limited, or Kylin Investment, as set forth in note (4) below.

(2)	Includes options we granted to Mr. Jun Qian under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Jun Qian through Kylin Investment, as set forth in note (4) below.

(3)	Includes options we granted to Mr. Zehui Zhang under the 2018 Plan to purchase up to 20,000,000 of our ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Zehui Zhang through Kylin Investment, as set forth in note (4) below.

(4)	Represents 243,949,380 ordinary shares of our company held by Kylin Investment Holdings Limited, or Kylin Investment, a company incorporated in the British Virgin Islands. 50% of the total outstanding shares of Kylin Investment are held by Mr. Bin Zhai, our chairman and chief executive officer. 30% of the total outstanding shares of Kylin Investment are held by Mr. Ning Li, our former executive director and former chief financial officer. 10% of the total outstanding shares of Kylin Investment are held by Mr. Jun Qian, one of our officers and 10% of the total outstanding shares of Kylin Investment are held by Mr. Zehui Zhang, one of our officers. Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 of our ordinary shares held by Kylin Investment. The business address of Kylin Investment Holdings Limited is Floor 44, Building G, Winter Square, Gaode Land, Guangzhou, Guangdong Province, People’s Republic of China.

(5)	Represents 139,187,000 ordinary shares of our company held by Mr. S. Donald Sussman, which may be held, in part, in the forms of ADS, with each ADS representing 20 ordinary shares. The foregoing beneficial ownership information of Mr. S. Donald Sussman is based on the Amendment No.4 to the Schedule 13G filed by Mr. S. Donald Sussman with the SEC on February 13, 2025. The business address of Mr. S. Donald Sussman is 888 E Las Olas Blvd, Suite 710, Fort Lauderdale, Florida 33301-2395, U.S.A.

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

Other Related Party Transactions

The Group did not have any other related party transactions in the year ended December 31, 2024.

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

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to the provisions in our second amended and restated memorandum and articles of association, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—American Depositary Shares.”

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

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our current report on Form 6-K (File Number 001-38726), filed with the Securities and Exchange Commission on November 29, 2024. Our members adopted our second amended and restated memorandum and articles of association by a special resolution on November 29, 2024, which became effective immediately.

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

Our Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Act (as amended). In accordance with the provision of Section 6 of the Tax Concession Act (as amended), the Governor in Cabinet undertakes with our company:

●	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to our company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares or other obligations of our company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (as amended).

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

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U. S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement will be performed in accordance with its terms.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trust plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill and other intangible assets (to the extent attributable to the services we provide) and fee receivables on the other hand. The value of our goodwill and other intangible assets, and the extent to which our goodwill and other intangible assets should be treated as active assets are not entirely clear. Moreover, the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, which has declined in recent years and may continue to decline or be volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which as discussed above may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2024 and prior taxable years, and will likely be a PFIC for our 2025 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. Holders should consult their tax advisers regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if a U.S. Holder is eligible for Treaty Benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct any creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the taxable year.

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

Foreign tax credit for PRC taxes imposed on disposition of ADSs or ordinary shares

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” gain on the sale of ADSs or ordinary shares may be subject to PRC taxes if the Company is considered a PRC resident enterprise for PRC enterprise income tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder is not eligible for, or does not elect to apply, the benefits of the Treaty. As discussed above, the IRS has released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to any PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming (or limit U.S. Holders’ ability to claim) a foreign tax credit in whole or in part. If a U.S. Holder is precluded from claiming (or does not wish to claim) a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct non-U.S. taxes in lieu of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The functional currency of our company is the Hong Kong dollar. The functional currency of SFIL, which is incorporated in British Virgin Islands, is the U.S. dollar. The functional currency of our subsidiary in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Due to foreign currency translation adjustments, we recognized a foreign exchange gain of RMB15,181,518 in 2022, a foreign exchange loss of RMB867,116 in 2023 and a foreign exchange gain of RMB524,149 (US$71,808) in 2024, respectively.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 1.8%, 0.2% and 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

As of December 31, 2024, we had used a portion of the net proceeds received from our initial public offering for share repurchase and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our existing disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, HTL International, LLC, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2-F-3 of this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16.C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our former independent registered public accounting firm, and HTL International, LLC, our current independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2022	2023	2024
Services	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	6,620	8,900	6,225
Audit-Related Fees (2)	–	–	-
Tax Fees (3)	–	–	-
Other Fees (4)	100	7	-
Total	6,720	8,907	6,225

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

On December 6, 2024, we engaged HTL International, LLC as the Company’s independent registered public accounting firm and dismissed KPMG Huazhen LLP. See also “Item 16.F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by HTL International, LLC, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on March 16, 2022 (the “Share Repurchase Program”). On March 16, 2023, the Company’s board of directors authorized to extend the Share Repurchase Program for 12 months commencing on March 16, 2023. On March 16, 2024, the Company’s board of directors authorized to extend the Share Repurchase Program for 24 months commencing on March 16, 2024.

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

The table below is a summary of the shares repurchased by us from April 1, 2024 to March 31, 2025. All shares were repurchased in the open market pursuant to such share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total ADSs Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
Period
April 2024	-	-	7,634,936	1,476,308.5
May 2024	-	-	7,634,936	1,476,308.5
June 2024	-	-	7,634,936	1,476,308.5
July 2024	-	-	7,634,936	1,476,308.5
August 2024	-	-	7,634,936	1,476,308.5
September 2024	-	-	7,634,936	1,476,308.5
October 2024	-	-	7,634,936	1,476,308.5
November 2024	-	-	7,634,936	1,476,308.5
December 2024	281,781	0.9	7,916,717	1,208,616.5
January 2025	-	-	7,916,717	1,208,616.5
February 2025	-	-	7,916,717	1,208,616.5
March 2025	324,741	0.9	8,241,458	952,720.6

16.F. Change in Registrant’s Certifying Accountant

For a detailed description of the change in registrant’s certifying accountant, see our report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2024.

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

Shareholder Approval

The NYSE Standards require shareholder approval in connection with (i) equity-compensation plans and material revisions thereto; and (ii) issuance of shares under certain circumstances, including in connection with a transaction involving the issuance or potential issuance by the Company of common stock (or their equivalent) equal to 20% or more of the common stock or 20% voting power outstanding before the issuance. We are not subject to such shareholder approval requirements under the Cayman Islands law nor in our second amendment and restated memorandum and articles of association.

16.H. Mine Safety Disclosure

Not applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16.J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our Form 6-K (File No. 001-38726), filed with the SEC on November 29, 2024)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226126). as amended, initially filed publicly with the SEC on July 11, 2018)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38726) filed with the SEC on April 26, 2024).
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.3	2018 CNFinance Holdings Limited Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.4	English translation of Cooperative Service and Management Agreement between Shenzhen Fanhua United Investment Group Co., Ltd, and FOTIC, dated March 15, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.5	English translation of FOTIC Jinghua No. 5 Project Service Agreement between the Company and China Foreign Economy and Trade Trust Co., Ltd. (“FOTIC”), dated December 19, 2014 (incorporated by reference to Exhibit 10.5 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.6	English translation of FOTIC Jinghua Structure Fund 5 Trust Plan-Structure Funds Trust Contract (Subordinated Level) between the Company and FOTIC, dated December 19, 2014 (incorporated by reference to Exhibit 10.6 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Global Law Office
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of KPMG Huazhen LLP, Former Independent Registered Public Accounting Firm
15.4*	Consent of HTL International, LLC, Independent Registered Public Accounting Firm
15.5	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission, dated December 6, 2024 (incorporated by reference to Exhibit 16.1 to our Form 6-K (File No. 001-38726), filed with the SEC on December 6, 2024)
97	Compensation Recoupment policy (incorporated by reference to Exhibit 97 to our Form 20-F (File No. 001-38726) filed publicly with the SEC on April 26, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNFinance Holdings Limited

Date:	April 29, 2025	By:	/s/ Bin Zhai
			Name:	Bin Zhai
			Title:	Chief Executive Officer and Chairman

CNFINANCE HOLDINGS LIMITED

Consolidated Financial Statements December 31, 2022, 2023 and 2024

CNFINANCE HOLDINGS LIMITED

(With Independent Registered Public Accounting Firm’s Report Thereon)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of CNFinance Holdings Limited

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of CNFinance Holdings Limited, its subsidiaries and variable interest entities (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for credit losses

As described in Notes 2(e), 2(o), 5, and 13 to the consolidated financial statements, the Company has home equity loans and off-balance sheet loans that are subject to credit losses. As of December 31, 2024, the Company recorded an allowance of credit loss of RMB627,925,367 and RMB351,277,409 for its home equity loans and contingent guarantee liabilities respectively. The Company utilizes a current expected credit loss model which is based on historical data, current conditions, and reasonable and supportable forecasts over the life of the loans to estimate allowance of credit loss (“ACL”).

The ACL comprises of collective and individual allowance for credit loss. The collective allowance covers assets with similar risks including non delinquent loans, loans delinquent up to 90 days and guarantee liabilities. It takes into account quantitative and qualitative factors and is calculated by multiplying probability of default (“PD”), loss given default (“LGD”), and exposure at default (“EAD”). PD is based on past delinquency data and is adjusted for macroeconomic factors which considers selected economic variables and the weighting of multiple macroeconomic forecast scenarios over the life of the loans. LGD reflects historical loss experience period while EAD represents the amount outstanding. The qualitative component of the collective ACL represents the Company’s judgment of additional considerations to account for external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors. The individual allowance applies to loans delinquent over 90 days or with distinct risks and guarantee liabilities, often collateral-dependent. It uses a discounted cash flow (“DCF”) model, comparing carrying value to the present value of the expected cash flows from the underlying collateral, adjusted for disposal discounts and costs to sell.

We identified the ACL as a critical audit matter due to the significant judgment and estimation by management in determining the quantitative and qualitative variables utilized in their credit loss model to estimate collective and individual credit loss allowance which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating audit evidence obtained relating to the credit loss estimates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The following are the primary procedures we performed to address this critical audit matter:

●	Evaluated the design and operating effectiveness of internal controls over the ACL methodology, including PD and LGD model development, macroeconomic variable selection, historical loss experience periods, collateral valuation for individual allowances;

●	Tested the accuracy and completeness of underlying input data for collective and individual allowance calculations by verifying PD and LGD model inputs for collective allowances, such as historical delinquency and recovery data, and by verifying loan-specific inputs for individual allowances, such as expected cash flows and collateral values;

●	Assessing the reasonableness of the PD and LGD model for collective allowances and determined whether the collective allowance models are suitable for their intended use, and evaluated the reasonableness of individual allowance calculations based on expected cash flows or collateral fair values;

●	Assessed the reasonableness of forward-looking macroeconomic adjustments for collective allowances by comparing selected variables and scenario weightings to independent economic reports and industry practices;

●	Verified collateral appraisals for individual allowances against third-party valuations, industry benchmarks, and regulatory guidance, ensuring lien and valuation factors were considered, and tested the reasonableness of disposal discount assumptions;

●	Reviewed the Company’s ACL policy and evaluated the sufficiency of disclosures related to the ACL in the financial statements, ensuring compliance with U.S. generally accepted accounting principles.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 29, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CNFinance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of CNFinance Holdings Limited (CNFinance), its subsidiaries and variable interest entities (the Company) as of December 31, 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2013 to 2024.

Guangzhou, China

April 26, 2024

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets

(Amount in Renminbi ( “RMB”), except for numbers of shares and per share data)

	Note		December 31, 2023	December 31, 2024
			RMB	RMB
Assets

Cash, cash equivalents and restricted cash (including amounts of the consolidated VIEs of RMB1,510,686,015 and RMB 1,024,148,680 as of December 31, 2023 and 2024, respectively)	4		2,001,602,420	1,170,386,076
Loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB9,132,462,231 and RMB 6,086,217,494 as of December 31, 2023 and 2024, respectively)	5		9,815,753,828	7,545,283,306
Allowance for credit losses (including amounts of the consolidated VIEs of RMB 729,743,207 and RMB591,519,389 as of December 31, 2023 and 2024, respectively)			781,795,096	678,020,346
Net loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB8,415,130,321 and RMB 5,494,698,105 as of December 31, 2023 and 2024, respectively)			9,033,958,732	6,867,262,960
Loans held-for-sale (including amounts of the consolidated VIEs of RMB1,296,708,106 and RMB 2,013,904,758 as of December 31, 2023 and 2024, respectively)	5	(d)	2,471,413,744	3,529,585,983
Investment securities (including amounts of the consolidated VIEs of RMB21,545,271 and RMB23,000,000 as of December 31, 2023 and 2024, respectively)	6		413,908,211	266,928,774
Property and equipment	7		8,158,950	187,477,921
Intangible assets			3,014,944	3,082,451
Deferred tax assets (including amounts of the consolidated VIEs of 384,801 and RMB 1,809,403 as of December 31, 2023 and 2024, respectively)	26		92,224,714	131,112,019
Deposits (including amounts of the consolidated VIEs of RMB156,815,888 and RMB 130,977,736 as of December 31, 2023 and 2024, respectively)	8		163,113,726	162,039,260
Right-of-use assets (including amounts of the consolidated VIEs of RMB63,450 and RMB 413,172 as of December 31, 2023 and 2024, respectively)			27,827,938	25,049,991
Guaranteed assets (including amounts of the consolidated VIEs of RMB684,293,725 and RMB656,112,865 as of December 31, 2023 and 2024, respectively)	9		875,031,026	1,133,290,527
Other assets (including amounts of the consolidated VIEs of RMB55,748,802 and RMB29,910,749 as of December 31, 2023 and 2024, respectively)	10		1,274,091,419	1,550,898,580
Total assets			16,364,345,824	15,027,114,542
Liabilities and shareholders’ equity

Interest-bearing borrowings	11
Borrowings under agreements to repurchase (including amounts of the consolidated VIEs of 85,331,820 and RMB29,708,280 as of December 31, 2023 and 2024, respectively)			686,581,454	1,669,232,250
Other borrowings (including amounts of the consolidated VIEs of RMB8,146,494,548 and RMB5,844,144,937 as of December 31, 2023 and 2024, respectively)			8,243,615,381	5,933,286,917
Accrued employee benefits (including amounts of the consolidated VIEs of RMB22,782 and RMB38,168 as of December 31, 2023 and 2024, respectively)			25,662,995	15,337,376
Income taxes payable (including amounts of the consolidated VIEs of RMB1,030,049 and RMB2,013,889 as of December 31, 2023 and 2024, respectively)			181,031,767	199,758,987
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB Nil and Nil as of December 31, 2023 and 2024, respectively)	26		72,578,615	73,421,888
Lease liabilities (including amounts of the consolidated VIEs of RMB Nil and RMB86,485 as of December 31, 2023 and 2024, respectively)			26,073,473	21,389,738
Credit risk mitigation position	12		1,589,183,564	1,370,674,079
Other liabilities (including amounts of the consolidated VIEs of RMB232,873,758 and RMB430,140,564 as of December 31, 2023 and 2024, respectively)	13		1,530,691,852	1,686,454,806
Total liabilities			12,355,419,101	10,969,556,041

Commitments and contingencies	30		-	-

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets (continued)

	Note	December 31, 2023	December 31, 2024
		RMB	RMB

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2023 and December 31, 2024, respectively)	14	916,743	916,743
Treasury stock		(118,322,545)	(122,897,896)
Additional paid-in capital	15	1,031,720,864	1,046,619,398
Retained earnings	16	3,103,956,542	3,141,740,988
Accumulated other comprehensive losses	17	(9,344,881)	(8,820,732)
Total equity attributable to owners of the Company		4,008,926,723	4,057,558,501

Non-controlling interests		-	-

Total shareholders’ equity		4,008,926,723	4,057,558,501
Total liabilities and shareholders’ equity		16,364,345,824	15,027,114,542

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of comprehensive income

(Amounts in Renminbi ( “RMB”), except for numbers of shares and per share data)

		Year ended December 31
	Note	2022	2023	2024
		RMB	RMB	RMB

Interest and fees income	18	1,731,352,575	1,754,595,020	1,538,620,115

Interest expenses on interest-bearing borrowings		(784,776,537)	(723,081,286)	(794,518,514)
Net interest and fees income		946,576,038	1,031,513,734	744,101,601

Net revenue under the commercial bank partnership model	19	57,551,005	87,936,005	97,127,306

Collaboration cost for sales partners	20	(320,826,549)	(343,508,143)	(252,881,333)

Net interest and fees income after collaboration cost		683,300,494	775,941,596	588,347,574

Provision for credit losses, net of increase in guaranteed recoverable assets	21	(238,084,863)	(177,282,998)	(105,216,440)
Provision for cost method investment	10(viii)	-	(5,907,577)	-

Net interest and fees income after collaboration cost and provision		445,215,631	592,751,021	483,131,134

Realized gains/(losses) on sales of investments, net	22	20,566,672	6,548,484	(4,125,037)
Net losses on sales of loans	23	(44,554,948)	(17,190,545)	(6,497,731)
Other gains/(losses), net	24	89,914,038	4,847,597	(24,400,913)
Total non-interest (losses)/income, net		65,925,762	(5,794,464)	(35,023,681)

Operating expenses
Employee compensation and benefits		(197,035,872)	(204,573,389)	(155,735,239)
Share-based compensation expenses		(5,774,266)	(7,517,349)	(14,898,534)
Taxes and surcharges		(35,890,761)	(31,343,671)	(26,168,730)
Operating lease cost		(13,966,943)	(16,366,797)	(15,693,697)
Other expenses	25	(85,889,497)	(121,520,772)	(187,322,734)
Total operating expenses		(338,557,339)	(381,321,978)	(399,818,934)

Income before income tax expense		172,584,054	205,634,579	48,288,519
Income tax expense	26	(37,232,643)	(41,017,018)	(10,504,073)
Net income		135,351,411	164,617,561	37,784,446
Earnings per share	27
Basic		0.10	0.12	0.03
Diluted		0.09	0.11	0.03

Other comprehensive income
Foreign currency translation adjustment		15,181,518	867,116	524,149
Comprehensive income		150,532,929	165,484,677	38,308,595
Less: net income attributable to non-controlling interests		970,379	19,377,314	-

Total comprehensive income attributable to ordinary shareholders		149,562,550	146,107,363	38,308,595

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

consolidated statements of changes in shareholders’ equity

(Amount in Renminbi ( “RMB”), except for numbers of shares and per share data)

	Note	Ordinary Shares	Treasury Stock	Additional paid-in capital	Accumulated other comprehensive (losses)/ income	Retained earnings	Non-controlling interest	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022		916,743	-	1,018,429,249	(25,393,515)	2,824,335,263	-	3,818,287,740
Repurchase of treasury stock		-	(87,631,475)	-	-	-	-	(87,631,475)
Net income		-	-	-	-	134,381,032	970,379	135,351,411
Foreign currency translation adjustment	17	-	-	-	15,181,518	-	-	15,181,518
Share-based compensation		-	-	5,774,266	-	-	-	5,774,266
Balance as of December 31, 2022		916,743	(87,631,475)	1,024,203,515	(10,211,997)	2,958,716,295	51,720,379	3,937,713,460

Balance as of January 1, 2023		916,743	(87,631,475)	1,024,203,515	(10,211,997)	2,958,716,295	51,720,379	3,937,713,460
Repurchase of treasury stock		-	(30,691,070)	-	-	-	-	(30,691,070)
Net income		-	-	-	-	145,240,247	19,377,314	164,617,561
Foreign currency translation adjustment	17	-	-	-	867,116	-	-	867,116
Share-based compensation		-	-	7,517,349	-	-	-	7,517,349
Contributions from non-controlling interests	2(a)	-	--	-	-	-	71,514,091	71,514,091
Balance as of December 31, 2023		916,743	(118,322,545)	1,031,720,864	(9,344,881)	3,103,956,542	-	4,008,926,723
Balance as of January 1, 2024		916,743	(118,322,545)	1,031,720,864	(9,344,881)	3,103,956,542	-	4,008,926,723
Repurchase of treasury stock		-	(4,575,351)	-	-	-	-	(4,575,351)
Net income		-	-	-	-	37,784,446	-	37,784,446
Foreign currency translation adjustment	17	-	-	-	524,149	-	-	524,149
Share-based compensation		-	-	14,898,534	-	-	-	14,898,534
Contributions from non-controlling interests	2(a)	-	--	-	-	-	-	-
Acquisition of interests in consolidated VIEs from non-controlling interests		-	-	-	-	-	-	-
Balance as of December 31, 2024		916,743	(122,897,896)	1,046,619,398	(8,820,732)	3,141,740,988	-	4,057,558,501

The accompanying notes are an integral part of these consolidated financial statement

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

(Amount in Renminbi ( “RMB”))

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB

Cash flows from operating activities:

Net income	135,351,411	164,617,561	37,784,446

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	238,084,863	177,282,998	105,216,440
Provision for cost method investment	-	5,907,577	-
Depreciation and amortization	2,244,279	1,753,032	11,540,878
Share-based compensation expenses	5,774,266	7,517,349	14,898,534
Net losses/(gains) on disposal of property and equipment	30,742	147,644	(39,563)
Net loss on disposal of non-marketable equity securities and Investment securities	-	1,524,159	(4,125,037)
Foreign exchange gains	(7,355,135)	(3,589,629)	(5,933,998)
Deferred tax benefit	(133,913,450)	(16,493,414)	(38,044,032)
Net losses on sale of loans	44,554,948	17,190,545	6,497,731
Profit and loss arising from fair value changes	362,855	5,765,113	-

Loans held-for-sale:
Originations and purchases	(585,434,771)	(629,040,509)	(392,734,939)
Proceeds from sales and paydowns of loans originally classified as held-for-sale	1,549,993,492	1,896,137,537	1,404,481,435

Changes in operating assets and liabilities:
Deposits	11,860,799	(18,020,425)	1,074,466
Guarantee deposits	(168,790,845)	(142,002,003)	(37,968,789)
Credit risk mitigation position and guarantee repayments from sales partner	6,203,644	234,530,494	(60,885,147)
Other operating assets	(167,193,614)	15,130,538	(243,888,698)
Other operating liabilities	(12,520,372)	(12,597,823)	(40,643,453)
Net cash provided by operating activities	919,253,112	1,705,760,744	757,230,274
Cash flows from investing activities:

Loans originated, net of principal collected	(2,556,903,189)	(3,040,754,719)	(818,975,410)
Proceeds from sales of investment securities	9,002,171,357	2,973,911,087	1,080,908,979
Proceeds from disposal of non-marketable equity securities	-	3,400,000	25,000,000
Proceeds from disposal of subsidiaries	50,000,000	-	-
Proceeds from disposal of property and equipment and intangible assets	319,539	38,909	833,525
Proceeds from sales of loans	1,088,433,960	1,202,955,909	814,597,838
Purchased loans with credit deterioration	-	(640,283,653)	(435,981,602)
Purchases of investment securities	(8,567,330,149)	(2,868,678,085)	(922,104,610)
Purchases of non-marketable equity securities	(25,000,000)	-	-
Purchases of property, equipment and intangible assets	(89,889,341)	(114,503,257)	(7,945,839)
Net cash used in investing activities	(1,098,197,823)	(2,483,913,809)	(263,667,119)

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows (continued)

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB

Cash flows from financing activities:

Proceeds from interest-bearing borrowings	6,082,283,165	10,402,258,233	9,493,281,488
Proceeds from contributions from non-controlling shareholders	50,750,000	71,514,091	-
Repurchase of ordinary shares	(87,631,475)	(30,691,070)	(4,575,351)
Repayment of interest-bearing borrowings	(6,333,557,940)	(9,294,928,900)	(10,820,894,746)
Acquisition of interests in consolidated VIEs from non-controlling interests	-	(142,611,784)	-
Net cash provided by/(used in) financing activities	(288,156,250)	1,005,540,570	(1,332,188,609)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(467,100,961)	227,387,505	(838,625,454)
Cash, cash equivalents and restricted cash at the beginning of year	2,231,437,361	1,772,184,145	2,001,602,420
Effect of exchange rate change on cash, cash equivalents and restricted cash	7,847,745	2,030,770	7,409,110
Cash, cash equivalents and restricted cash at the end of year	1,772,184,145	2,001,602,420	1,170,386,076
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	139,205,940	63,458,446	27,704,212
Interest expense paid	792,794,985	726,293,220	776,332,323

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

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

The Group’s main funding resources are equity and borrowings from third parties. The loans are granted through its licensed micro credit subsidiaries in Beijing, Shenzhen and Chongqing directly, or the structured funds funded with the Group as general partners. Home equity loans were secured by residential or commercial real estate as of December 31, 2023 and December 31, 2024.

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

Basis of preparation

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Investment in significant subsidiaries for the year ended December 31, 2024

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Sincere Fame International Limited 诚名国际有限公司	British Virgin Islands October 6, 2006	USD	1,230,434	USD	1,230,434	100%	-	Investment Holding

China Financial Services Group Limited 泛华金融服务集团 有限公司	Hong Kong August 28, 2000	HKD	100,000,000	HKD	100,000,000	-	100%	Investment Holding

Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd. 泛华创利信息技术 (深圳) 有限公司	the PRC December 21, 1999	HKD	400,000,000	HKD	400,000,000	-	100%	Investment Holding

Shenzhen Fanhua United Investment Group Co., Ltd. 深圳泛华联合投资集团 有限公司	the PRC August 9, 2006	RMB	250,000,000	RMB	250,000,000	-	100%	Investment Holding

Guangzhou Anyu Mortgage Consulting Co., Ltd. 广州安宇按揭咨询 有限公司	the PRC January 23, 2003	RMB	2,220,000	RMB	2,220,000	-	100%	Micro credit and mortgage agency services

Chongqing Fengjie Financial Advisory Co., Ltd. 重庆丰捷财务咨询 有限公司	the PRC June 13, 2010	RMB	500,000	RMB	500,000	-	100%	Financial consultancy

Guangzhou Chengze Information Technology Co., Ltd. 广州诚泽信息科技 有限公司	the PRC December 11, 2006	RMB	3,000,000	RMB	3,000,000	-	100%	Software development and maintenance

Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd. 重庆市两江新区泛华 小额贷款有限公司	the PRC December 26, 2011	USD	30,000,000	USD	30,000,000	-	100%	Micro credit and mortgage agency services

Shenzhen Fanhua Micro-credit Co., Ltd. 深圳泛华小额贷款 有限公司	the PRC March 15, 2012	RMB	300,000,000	RMB	300,000,000	-	100%	Micro credit and mortgage agency services

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect

Shenzhen Fanhua Fund Management Services Co., Ltd. 深圳泛华基金 管理服务有限公司	the PRC June 8, 2012	RMB	5,000,000	RMB	5,000,000	-	100%	Company register service

Guangzhou Heze Information Technology Co., Ltd. 广州和泽信息科技 有限公司	the PRC September 16, 2010	RMB	20,000,000	RMB	20,000,000	-	100%	Software development and maintenance

Beijing Lianxin Chuanghui Information Technology Co., Ltd. 北京联鑫创辉 信息技术有限公司	the PRC February 2, 2012	HKD	10,000,000	HKD	10,000,000	-	100%	Software development and maintenance

Shenzhen Fanlian Investment Co., Ltd. 深圳泛联投资有限公司	the PRC November 26, 2012	RMB	30,000,000	RMB	30,000,000	-	100%	Investment Holding

Fanhua Financial Leasing (Shenzhen) Co., Ltd. 泛华融资租赁 (深圳) 有限公司	the PRC September 4, 2012	USD	10,000,000	USD	10,000,000	-	100%	Business Advisory

Shenzhen Fanhua Chengyu Finance Service Co., Ltd. 深圳泛华诚誉金融配套 服务有限公司	the PRC March 15, 2013	RMB	10,000,000	RMB	10,000,000	-	100%	Labor outsourcing services

Beijing Fanhua Qilin Capital Management Co., Ltd. 北京泛华麒麟资本管理 有限公司	the PRC December 26, 2016	RMB	100,000,000	RMB	10,000,000	-	96%	Asset Management

Shijiazhuang Fanhua Financial Advisory Co., Ltd. 石家庄泛华财务咨询 有限公司	the PRC July 27, 2017	RMB	2,000,000		-	-	100%	Financial Consultancy

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect

Haikou Fanhua Financial Advisory Co., Ltd. 海口市泛华财务咨询有限公司	the PRC June 12, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Ganzhou Shenzhen Fanlian Financial Advisory Co., Ltd. 赣州深泛联财务咨询有限公司	the PRC August 8, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Fanhua Jinfu (Foshan) Co., Ltd. 泛华金服（佛山）有限公司	the PRC May 22, 2020	RMB	200,000,000	-	-	100%	Financial consultancy

Guangzhou Nansha Weisen Technology Co., Ltd 广州南沙区玮森科技有限公司	the PRC March 30, 2020	RMB	500,000	-	-	100%	Software development and maintenance

Wuxi Shenzhen Fanlian Enterprise Management Co., Ltd. 无锡深泛联企业管理有限公司	the PRC April 27, 2022	RMB	500,000	-	-	100%	Enterprise Management

Ningbo Lianyi Technological Advisory Co., Ltd. 宁波联亿科技咨询有限公司	the PRC November 24, 2022	RMB	50,000,000	-	-	100%	Financial consultancy

Shenfanlian Eighteenth District (Dongguan) Enterprise Management Co., Ltd 深泛联十八区（东莞）企业管理有限公司	the PRC June 06, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Eightth District (Jinan) Enterprise Management Co., Ltd 深泛联八区（济南）企业管理有限公司	the PRC June 13, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Second District (Shenzhen) Enterprise Management Co., Ltd 深泛联二区（深圳）企业管理有限公司	the PRC April 20, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

ShenfanLian (Qingdao) Enterprise Management Co., Ltd 深泛联（青岛）企业管理有限公司	the PRC June 14, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect

Fanhua fifteenth District (Zhongshan) Enterprise Management Co., Ltd 泛华十五区（中山）企业管理有限公司	the PRC July 11, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian eighth District (Tianjin) Enterprise Management Co., Ltd 深泛联八区（天津）企业管理有限公司	the PRC June 15, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian eighth District (Beijing) Enterprise Management Co., Ltd 深泛联八区（北京）企业管理有限公司	the PRC June 06, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Fanhua fourteenth District (Shenzhen) Enterprise Management Co., Ltd 泛华十四区（深圳）企业管理有限公司	the PRC July 24, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian seventh District (Nanning) Enterprise Management Co., Ltd 深泛联七区（南宁）企业管理有限公司	the PRC June 07, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Seventeenth District (Hubei) Enterprise Management Co., Ltd 深泛联十七区（湖北）企业管理有限公司	the PRC June 19, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Fanhua first District (Huizhou) Enterprise Management Co., Ltd 泛华一区（惠州）企业管理有限公司	the PRC August 04, 2023	RMB	200,000	-	-	100%	Enterprise Management

Shenfanlian (Foshan) Enterprise Management Co., Ltd 深泛联（佛山）企业管理有限公司	the PRC July 17, 2023	RMB	500,000	-	-	100%	Enterprise Management

Fanxianzhi (Shanghai) Enterprise Management Co., Ltd 泛贤智（上海）企业管理有限公司	the PRC July 25, 2023	RMB	500,000	-	-	100%	Enterprise Management

Hefei Shenfanlian Twelveth District Enterprise Management Co., Ltd 合肥深泛联十二区企业管理有限公司	the PRC August 24, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian (Xi'an) Enterprise Management Co., Ltd 深泛联（西安）企业管理有限公司	the PRC June 19, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian Seventeenth District Enterprise Management Co., Ltd 深泛联十七区（深圳）企业管理有限公司	the PRC August 15, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian first district (Shenzhen) Enterprise Management Co., Ltd 一区深泛联（深圳）企业管理有限公司	the PRC June 26, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian (Zhengzhou) Enterprise Management Consulting Co., Ltd 深泛联（郑州）企业管理咨询有限公司	the PRC July 28, 2023	RMB	500,000	-	-	100%	Enterprise Management

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect

Shenfanlian first District (Quanzhou) Enterprise Management Co., Ltd 深泛联一区 (泉州) 企业管理有限公司	the PRC August 16, 2022	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfan Shilu District (Kunming) Enterprise Management Co., Ltd 深泛拾陆区（昆明）企业管理有限公司	the PRC July 05, 2023	RMB	200,000	-	-	100%	Enterprise Management

Shenzhen Fanlian (Nanjing) Financial Consulting Services Co., Ltd 深泛联（南京）财务咨询服务有限公司	the PRC June 27, 2023	RMB	500,000	-	-	100%	Financial consultancy

Fanhua Fifteenth District (Chengdu) Enterprise Management Co., Ltd 泛华十五区（成都）企业管理有限公司	the PRC August 18, 2023	RMB	200,000	-	-	100%	Enterprise Management

Fanhua Sixteenth District (Tianjin) Enterprise Management Co., Ltd 泛华十六区（天津）企业管理有限公司	the PRC October 18, 2023	RMB	200,000	-	-	100%	Enterprise Management

Shenzhen Fanlian second district (Beijing) Enterprise Management Co., Ltd 深泛联二区（北京）企业管理有限公司	the PRC October 30, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Fanlian Investment (Xi'an) Enterprise Management Co., Ltd 泛联投(西安)企业管理有限公司	the PRC September 20, 2023	RMB	500,000	-	-	100%	Enterprise Management

Guangzhou Mingsheng Capital Management Limited Partnership (LP) 广州明晟资本管理合伙企业（有限合伙）	theThe PRC January 1, 2024	RMB	40,000,000	-		100%	Financial consultancy

Shenfanlian first district (Nanning) Enterprise Management Co., Ltd. 深泛联一区（南宁）企业管理有限公司	the PRC March 5, 2024	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian sixteenth district(Chengdu) Enterprise Management Co., Ltd. 深泛联十六区（成都）企业管理有限公司 Shenpanlian Shisi qu (Beijing) Enterprise Management Co., Ltd. 深泛联十四区（北京）企业管理有限公司	the PRC May 29, 2024						Enterprise Management

Fanfu (Nanjing) Enterprise Management Co., Ltd. 泛服（南京）企业管理有限公司	the PRC March 13, 2024	RMB	200,000	-	-	100%	Enterprise Management

Shanghai Shenfan Enterprise Management Co., Ltd 上海深泛企业管理有限公司	the PRC December 16, 2024	RMB	200,000	-	-	100%	Enterprise Management

Shenfanlian fourteenth district (Beijing) Enterprise Management Co., Ltd. 深泛联十四区（北京）企业管理有限公司	the PRC July 19, 2024	RMB	500,000	-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect

Haikou Fanhua Financial Advisory Co., Ltd. 海口市泛华财务咨询有限公司	the PRC June 12, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Ganzhou Shenzhen Fanlian Financial Advisory Co., Ltd. 赣州深泛联财务咨询有限公司	the PRC August 8, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Fanhua Jinfu (Foshan) Co., Ltd. 泛华金服（佛山）有限公司	the PRC May 22, 2020	RMB	200,000,000	-	-	100%	Financial consultancy

Guangzhou Nansha Weisen Technology Co., Ltd 广州南沙区玮森科技有限公司	the PRC March 30, 2020	RMB	500,000	-	-	100%	Software development and maintenance

Wuxi Shenzhen Fanlian Enterprise Management Co., Ltd. 无锡深泛联企业管理有限公司	the PRC April 27, 2022	RMB	500,000	-	-	100%	Enterprise Management

Ningbo Lianyi Technological Advisory Co., Ltd. 宁波联亿科技咨询有限公司	the PRC November 24, 2022	RMB	50,000,000	-	-	100%	Financial consultancy

Shenfanlian Eighteenth District (Dongguan) Enterprise Management Co., Ltd 深泛联十八区（东莞）企业管理有限公司	the PRC June 06, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Eightth District (Jinan) Enterprise Management Co., Ltd 深泛联八区（济南）企业管理有限公司	the PRC June 13, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Second District (Shenzhen) Enterprise Management Co., Ltd- 深泛联二区（深圳）企业管理有限公司	the PRC April 20, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

ShenfanLian (Qingdao) Enterprise Management Co., Ltd 深泛联（青岛）企业管理有限公司	the PRC June 14, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

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

Consolidated VIEs

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The cash of structured funds represents that funds established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. The cash and cash equivalents of structured funds amounted to RMB1,474,221,741 and RMB768,186,638 as of December 31, 2023 and 2024 respectively can only be used to grant loans. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit strengthening on the loans to customers under the funds. The Group is also the manager of the funds, having the approval role for the loan origination and modification within the structured funds. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds.

The structured funds are not income taxpayers according to PRC income tax law. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of December 31, 2023 and 2024.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the investments in the consolidated VIEs by the Group as of December 31, 2024.

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

Jinghua Structured Fund 6 菁华6号信托计划	the PRC September 9, 2014	Micro credit

Bohai Trust Shenfanlian Micro Finance Structured Fund 渤海信托深泛联小微金融集合资金信托计划	the PRC September 14, 2016	Micro credit

Bohai Huihe SME Structured Fund 渤海汇和中小微企业经营贷集合资金信托计划	the PRC September 29, 2017	Micro credit

Beijing Fanhua Micro-credit Company Limited 北京泛华小额贷款有限公司	the PRC August 10, 2012	Micro credit

Zhonghai Lanhai Structured Fund 1 中海信托蓝海1号集合资金信托计划	the PRC July 18, 2018	Micro credit

Bohai Trust No.1 Huiying Structured Fund 渤海惠盈1号集合资金信托计划	the PRC September 10, 2018	Micro credit

Bohai Trust No.2 Shenzhen Fanhua United Structured Fund 渤海信托-深泛联2号集合资金信托计划	the PRC November 28, 2018	Micro credit

Jinghua Structured Fund 1 外贸信托菁华1号集合资金信托计划	the PRC May 8, 2019	Micro credit

Hunan Structured Fund 2019-1 湖南信托2019-1集合资金信托计划	the PRC September 23, 2019	Micro credit

Hunan Structured Fund 2019-2 湖南信托2019-2集合资金信托计划	the PRC September 23, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 1-1 陕国投·兴隆1-1号集合资金信托计划	the PRC November 6, 2019	Micro credit

Shaanxi International Xinglong Structured Fund 2-1 陕国投·兴隆2-1号集合资金信托计划	the PRC September 24, 2019	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

No. 50 Jinghua Structured Fund 外贸信托菁华50号资管计划	the PRC April 26, 2019	Micro credit

No. 70 Jinghua Structured Fund 外贸信托菁华70号资管计划	the PRC December 25, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 22-1 陕国投·兴隆22-1号集合资金信托计划	the PRC June 22, 2020	Micro credit

No. 74 Jinghua Structured Fund 外贸信托菁华74号资管计划	the PRC November 26, 2020	Micro credit

Hunan Structured Fund 2020-1 湖南信托2020-1集合资金信托计划	the PRC December 8, 2020	Micro credit

Shaanxi International Xinglong Structured Fund 2-2 陕国投·兴隆2-2号集合资金信托计划	the PRC January 26, 2021	Micro credit

Zhonghai Lanhai Structured Fund 30-X 中海信托-蓝海30-X号集合资金信托计划	the PRC March 17, 2021	Micro credit

Bohai Trust 2020 Pucheng No. 75 渤海信托·2020普诚75号集合资金信托计划	the PRC July 15, 2021	Micro credit

Guomin Tianshu Structured Fund 2-1 国民信托·天枢2-1号单一资金信托	the PRC August 31, 2021	Micro credit

Shenzhen Ruishu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳瑞枢经济信息技术咨询合伙企业（有限合伙）	the PRC September 30, 2021	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

Shenzhen Chengshu Information Technology Advisory Partnership (Limited Partnership) 深圳诚枢信息技术咨询合伙企业（有限合伙）	the PRC November 29, 2021	Micro credit

Zhongrong Yuanshuo No.1 Structured Fund 中融-元烁1号集合资金信托计划	the PRC September 29, 2021	Micro credit

Tianjin Baihua Economic Information Advisory Partnership (Limited Partnership) 天津柏华经济信息咨询合伙企业（有限合伙）	the PRC January 19, 2022	Micro credit

Bohai Trust 2021 Pucheng No. 83 渤海信托·2021普诚83号集合资金信托计划	the PRC January 25, 2022	Micro credit

Zhongrong Yuanshuo No.2 Structured Fund 中融-元烁2号集合资金信托计划	the PRC February 18, 2022	Micro credit

Shenzhen Huashu Information Technology Advisory Partnership (Limited Partnership) 深圳华枢信息技术咨询合伙企业（有限合伙）	the PRC February 22, 2022	Micro credit

Zijin No.3 Business Acceleration Structured Fund 紫金信托·助业3号集合资金信托计划	the PRC April 25, 2022	Micro credit

Zhongliang Hongrui No.1 Structured Fund 中粮信托-弘瑞普惠1号集合资金信托计划	the PRC May 19, 2022	Micro credit

Zhongrong Yuanshuo No.3 Structured Fund 中融-元烁3号集合资金信托计划	the PRC July 26, 2022	Micro credit

Tianjin Pinhua Economic Information Advisory Partnership (Limited Partnership) 天津品华经济信息咨询合伙企业（有限合伙）	the PRC October 10, 2022	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of the consolidated VIEs	Place and date of incorporation/ establishment	Principal activities

Shenzhen Zeshu Information Technology Advisory Partnership (Limited Partnership) 深圳泽枢信息技术咨询合伙企业（有限合伙）	the PRC November 19, 2022	Micro credit

Hunan Caixin - Zhongliang - Hongxin Universal Benefit No. 1 湖南财信-中粮-弘信普惠1号集合资金信托计划	the PRC February 7, 2023	Micro credit

Shenzhen Mingshu Information Technology Advisory Partnership (Limited Partnership) 深圳名枢信息技术咨询合伙企业（有限合伙）	the PRC April 13, 2023	Micro credit

No. 51 Jinghua Structured Fund 外贸信托-菁华51号单一资金信托	the PRC June 29, 2023	Micro credit

No. 2 Jinghua Structured Fund 外贸菁华2号集合资金信托计划	the PRC July 7, 2023	Micro credit

Guangzhou Ming Hao Investment Partnership (Limited Partnership) 广州市明灏投资合伙企业（有限合伙）	the PRC Augus 28, 2023	Micro credit

Zhongliang Trust Plan- Hongjun No. 1 中粮信托-弘鋆1号 集合资金信托计划	the PRC September 7, 2023	Micro credit

Zhongliang Trust Plan-Honghao No. 1 中粮信托-弘浩普惠1号集合资金信托计划	the PRC September 7, 2023	Micro credit

Zhongliang Trust Plan-Hongsheng No. 1 中粮信托-弘盛普惠1号集合资金信托计划	the PRC November 1, 2024	Micro credit

Zhongliang Trust Plan- Hongmeng No. 1 中粮信托-弘盟1号集合资金信托计划	the PRC November 15, 2023	Micro credit

Zhongliang Trust Plan- Hongji No. 1 中粮集合资金信托计划信托-弘济1号	the PRC December 25,2023	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the assets and liabilities of the consolidated VIEs included in the Group’s consolidated balance sheets after elimination of intercompany transactions and balances:

	December 31, 2023	December 31, 2024
	RMB	RMB

Cash, cash equivalents and restricted cash	1,510,686,015	1,024,148,680
Net loans principal, interest and financing service fees receivables	8,415,130,321	5,494,698,105
Loans held-for-sale	1,296,708,106	2,013,904,758
Investment securities	21,545,271	23,000,000
Deferred tax assets	384,801	1,809,403
Other assets	896,921,865	817,414,521

Total assets	12,141,376,379	9,374,975,467

Interest-bearing borrowings	8,231,826,368	5,873,853,217
Income taxes payable	1,030,049	2,013,889
Deferred tax liabilities	-	-
Other liabilities	232,896,540	430,265,217

Total liabilities	8,465,752,957	6,306,132,323

The table sets forth the results of operations of the VIEs included in the Group’s consolidated statements of comprehensive income:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Revenue	1,437,398,097	1,352,486,176	1,261,363,850
Net income	381,273,670	495,371,047	397,516,115

The table sets forth the cash flows of the VIEs included in the Group’s consolidated statements of cash flows:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by operating activities	939,802,714	1,292,343,388	1,544,447,565
Net cash provided by/(used in) investing activities	(812,396,284)	(1,282,239,529)	1,344,524,994
Net cash provided by/(used in) financing activities	(377,573,931)	234,705,208	(3,375,509,894)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

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

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest and financing service fees on loans over the years. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. Interest on the individually evaluated financial assets is recognized using the rate of interest used to discount future cash flows. The Group applies an exemption from the effective interest rate method for short-term loans with original maturities of 12 months or less

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group considers loan facilitation services under commercial bank partnership model (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers) and post-facilitation services under commercial bank partnership model (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocated to guarantee services under commercial bank partnership model, if any, which is recorded at fair value and recognized during the guarantee term in accordance with ASC Topic 460.

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

Remaining performance obligations represent the transaction price allocated to undelivered services under post-facilitation services. The associated revenue will be recognized until the services are performed and the revenue recognition criteria under ASC Topic 606 is satisfied. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB 17.53 million and RMB 6.26 million for the years ended December 31, 2023 and 2024, respectively. Among the aggregate transaction price, approximately 100% and 100% of the remaining performance obligations will be recognized over the following 12 months for the years ended December 31, 2023 and 2024, respectively.

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Charge-off policies

For the years ended December 31, 2023 and 2024, the charge-off policies in Group are presented as follows:

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

Commencing January 1, 2020, the Group adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with a current expected credit loss methodology (“ACL”) , which is based on past events, current conditions and reasonable and supportable forecasts over the life of the loans. ASC 326 defines the ACL as a valuation account that is deducted from, or added to the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses. When credit expectations change, the valuation account is adjusted with changes reported in provision for credit losses. If amounts previously charged off are subsequently expected to be collected, the Group may recognize a negative allowance, which is limited to the amount that was previously charged off.

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

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

The individual ACL is estimated on an individual basis for loans whose payments are contractually past due more than 90 days or do not share similar risk characteristics. A financial asset is collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When a collateral-dependent financial asset is probable of foreclosure, the Group will utilize the discounted cash flow (“DCF”) model to determine the expected credit loss for the loan by comparing the amortized cost of the loan with the present value of the projected cashflow for the underlying collateral. The projected cashflow is calculated based on fair value of collateral provided by third-party appraisers, adjusted for the estimated disposal discounts on the collateral and cost to sell.

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

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

Convertible bonds

The Group has elected the fair value option for investment in convertible bonds in accordance with ASC Subtopic 825-10 (“ASC 825-10”), Recognition and Measurement of Financial Assets and Financial Liabilities. The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. The investments accounted for under the fair value option are carried at fair value with realized gains or losses recorded in “Realized gains on sales of investments, net” and unrealized gains or losses recorded in “other gains/(losses), net” on the consolidated statements of comprehensive income/(loss).

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

(i)	Intangible assets

Indefinite-lived intangible assets are assets that are not amortized because there is no foreseeable limit to cash flows generated from them. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives.

The Group categorizes trademarks as indefinite-lived intangible assets, whose carrying value is RMB2.97 million. If it is more likely than not that the asset is impaired, the Group records the amount that the carrying value exceeds the fair value as an impairment expense. The Group performed its annual impairment review of indefinite-lived intangible assets on December 31, 2023 and 2024 and determined that it is more likely than not that the carrying value was less than the fair value.

Intangible assets with finite useful lives represent software and cooperation agreements, the estimated useful lives of which are 1 to 3 years and 3 years, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Income taxes

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

(k)	Employee benefit plans

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

(l)	Long-lived assets

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

(m)	Share-based compensation

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

In 2024, the Group extended the expiration date of its 2018 Options to December 31, 2027, resulting in an incremental fair value of share options. The associated compensation cost was fully recognized in 2024.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Operating leases

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

(o)	Guarantee liabilities

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

(Amount in Renminbi(“RMB”) unless otherwise stated)

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

(t)	Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

All of the Group’s revenue for the years ended December 31, 2022, 2023 and 2024 were generated from the Chinese Mainland. As the Group generates all of its revenues in the PRC, no geographical segments are presented.

The Group generates revenues primarily from (i) Interest and financing service fees on loans collected from borrowers for loans and related services.; (ii) loan facilitation services under commercial bank partnership model (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers) and post-facilitation services under commercial bank partnership model (covering cash processing services and collection services).

The accounting policies of the segment profit or loss and assets are the same as those described in the summary of significant accounting policies. The Group’s CODM assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the consolidated statement of comprehensive income (loss) as net income. The measure of segment assets is reported on the consolidated balance sheet as total assets. The regularly provided significant segment expense information is the same as that included in the consolidated statement of comprehensive income (loss). The Group’s CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the segment or to pay dividends.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Recently adopted accounting standards

In 2024, the Group adopted the following new accounting guidance:

ASU 2023-07 - Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures

ASU 2023-07 was adopted on January 1, 2024 on a retrospective basis. The Group applied ASU 2023-07 retrospectively to all prior periods presented in the consolidated financial statements. The adoption had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows

(v)	Recently issued accounting standards

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

ASU 2024-03 - Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement.

ASU 2025-01 - Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date

In January, the FASB issued ASU No. 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, clarified that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted.

The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

3	Fair value measurements

Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

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

The Group determines fair value primarily based on pricing sources with reasonable levels of price transparency. Where quoted prices are available in an active market, the Group classifies the assets and liabilities within Level 1 of the valuation hierarchy. If quoted market prices are not available, fair value is primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Such instruments would generally be classified within Level 2 of the valuation hierarchy. When observable data is unavailable, the Group estimates fair value using internal models, unobservable inputs, or material adjustments to available data. Such instruments would generally be classified within Level 3 of the valuation hierarchy.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

3	Fair value measurements (continued)

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023 and 2024.

	December 31, 2024
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	38,695,647	38,695,647	-	-
Convertible bonds	40,876,080	-	-	40,876,080
Total	79,571,727	38,695,647	-	40,876,080

	December 31, 2023
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	146,486,668	22,202,910	124,283,758	-
Convertible bonds	35,499,500	-	-	35,499,500
Total	181,986,168	22,202,910	124,283,758	35,499,500

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2023 and 2024.

	December 31, 2024
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	204,920,625	-	204,920,625	-
Loans held-for-sale(2)	3,529,585,983	-	3,529,585,983	-
Equity securities(3)	13,178,264	-	13,178,264	-
Total Assets	3,747,684,872	-	3,747,684,872	-
Liabilities
Guarantee liabilities(4)	4,197,264	-	-	4,197,264
Total Liabilities	4,197,264	-	-	4,197,264

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

3	Fair value measurements (continued)

	December 31, 2023
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	28,016,224	-	28,016,224	-
Loans held-for-sale(2)	2,471,413,744	-	2,471,413,744	-
Equity securities(3)	38,178,264	-	38,178,264	-
Total Assets	2,537,608,232	-	2,537,608,232	-
Liabilities
Guarantee liabilities(4)	57,132,678	-	-	57,132,678
Total Liabilities	57,132,678	-	-	57,132,678

(1)	Loans are recorded at amortized cost, while the Group records nonrecurring fair value adjustments to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

(2)	Loans held-for-sale are held at LOCOM which may be written down to fair value on a nonrecurring basis.

(3)	Non-marketable equity securities are accounted for using the measurement alternative and can be subject to nonrecurring fair value adjustments to record impairment.

(4)	Guarantee liabilities are accounted for stand-ready guarantee liabilities of the Group’s guarantee services for its off-balance sheet loans under the commercial bank partnership model at fair value.

During the years ended December 31, 2023 and 2024, there were no transfers between instruments in Level 1 and Level 2.

4	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2023 and 2024, the Group had cash balances at one and one PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for 66.8% and 84.4% of the Group’s total cash balances as of December 31, 2023 and 2024, respectively.

The nominal holders of certain bank accounts of the Group are employees of the Group. The Group has entered into agreements with these employees which stipulate that the funds held in these bank accounts are owned and managed by the Group. Cash balances of such accounts collectively accounted for0.02% and 0.86% of the Group’s total cash balances as of December 31, 2023 and 2024, respectively.

Restricted cash represents cash and cash equivalents from structured funds, which are established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. Restricted cash amounted to RMB1,474,221,741 and RMB 768,186,638 as of December 31, 2023 and 2024 respectively, which can only be used to grant loans and is not available to fund the general liquidity needs of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

5	Loans principal, interest and financing service fee receivables

	Note	December 31, 2023	December 31, 2024
		RMB	RMB

Home equity loans:	(a)	9,189,524,787	6,510,850,772
Loans principal, interest and financing service fee receivables

Less: allowance for credit losses	(i)
- Individually evaluated		(39,913,947)	(79,208,134)
- Collectively evaluated		(685,916,740)	(548,717,233)
Subtotal		(725,830,687)	(627,925,367)
Net loans principal, interest and financing service fee receivables of home equity loan		8,463,694,100	5,882,925,405
Corporate loans:	(e)
Loans principal, interest and financing service fee receivables		626,229,041	1,034,432,534

Less: allowance for credit losses		(55,964,409)	(50,094,979)
Net loans principal, interest and financing service fee receivables of corporate loan		570,264,632	984,337,555
Net loans principal, interest and financing service fee receivables		9,033,958,732	6,867,262,960

(a)	Home equity loans

		December 31, 2023			December 31, 2024
	Note	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
		RMB	RMB	RMB	RMB	RMB	RMB
Loans principal, interest and financing service fee receivables		3,477,208,979	5,712,315,808	9,189,524,787	2,475,754,706	4,035,096,066	6,510,850,772

Less: allowance for credit losses	(i)
- Individually evaluated		(13,099,754)	(26,814,193)	(39,913,947)	(43,242,069)	(35,966,065)	(79,208,134)
- Collectively evaluated		(272,173,960)	(413,742,780)	(685,916,740)	(201,671,557)	(347,045,676)	(548,717,233)
Subtotal		(285,273,714)	(440,556,973)	(725,830,687)	(244,913,626)	(383,011,741)	(627,925,367)
Net loans principal, interest and financing service fee receivables		3,191,935,265	5,271,758,835	8,463,694,100	2,230,841,080	3,652,084,325	5,882,925,405

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(i)	Allowance for credit losses

The allowance for credit losses for home equity loans as of December 31, 2024 was RMB641 million, a decrease from RMB726 million at December 31, 2023. The decrease was primarily driven by the combined effect of a decrease in allowances that are collectively evaluated and an increase in allowances that are individually evaluated. The decrease in allowances that are collectively evaluated are mainly due to the decrease of the Company’s outstanding loan principal. As there are still uncertainties associated with China’s real estate market, the Company chose to contain the volume of facilitation to mitigate risks. The increase of allowances that are individually evaluated are mainly because the Company remained conservative in evaluating the risks associated with loans that are 90 or more days past due.

The table below presents the components of allowances for credit losses for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of December 31, 2023 and 2024.

	December 31, 2024
	Allowance for credit losses on loans collectively evaluated			Allowance for credit losses on loans individually evaluated
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	272,173,960	413,742,780	685,916,740	13,099,754	26,814,193	39,913,947	725,830,687
Provision for credit losses	11,834,337	(7,544,697)	4,289,640	11,155,428	29,701,572	40,857,000	45,146,640
Charge-offs	-	-	-	(93,774,223)	(136,921,530)	(230,695,753)	(230,695,753)
(Decrease)/Increase in guaranteed recoverable assets	(82,336,740)	(59,152,407)	(141,489,147)	100,995,026	103,550,359	204,545,385	63,056,238
Recoveries	-	-	-	11,766,084	12,821,471	24,587,555	24,587,555
As of December 31	201,671,557	347,045,676	548,717,233	43,242,069	35,966,065	79,208,134	627,925,367

Net loans principal, interest and financing service fee receivables	2,050,453,834	3,359,618,482	5,410,072,316	180,387,247	292,465,842	472,853,089	5,882,925,405

Recorded investment	2,252,125,391	3,706,664,158	5,958,789,549	223,629,316	328,431,907	552,061,223	6,510,850,772

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

	December 31, 2023
	Allowance for credit losses on loans collectively evaluated			Allowance for credit losses on loans individually evaluated
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	286,300,001	440,755,236	727,055,237	3,836,350	8,411,486	12,247,836	739,303,073
Provision for credit losses	(9,998,235)	3,075,268	(6,922,967)	16,910,650	28,005,798	44,916,448	37,993,481
Charge-offs	(51,262)	(258,155)	(309,417)	(20,447,394)	(25,852,778)	(46,300,172)	(46,609,589)
Decrease in guaranteed recoverable assets	(4,076,544)	(29,829,569)	(33,906,113)	4,240,046	2,358,226	6,598,272	(27,307,841)
Recoveries	-	-	-	8,560,102	13,891,461	22,451,563	22,451,563
As of December 31	272,173,960	413,742,780	685,916,740	13,099,754	26,814,193	39,913,947	725,830,687

Net loans principal, interest and financing service fee receivables	3,156,893,741	5,244,998,702	8,401,892,443	35,041,524	26,760,133	61,801,657	8,463,694,100

Recorded investment	3,429,067,701	5,658,741,482	9,087,809,183	48,141,278	53,574,326	101,715,604	9,189,524,787

The Group charges off loans principal, interest and financing service fee receivables if the remaining balance is considered uncollectable. Recovery of loans principal, interest and financing service fee receivables previously charged off would be recorded when received.

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(e) Loans.

The following tables present the aging of allowance for credit losses as of December 31, 2024.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB

First lien	52,219,677	55,042,038	94,409,842	43,242,069	244,913,626
Second lien	86,004,370	93,605,389	167,435,918	35,966,065	383,011,741
Allowance for credit losses	138,224,047	148,647,427	261,845,760	79,208,134	627,925,367

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

The following tables present the aging of allowance for credit losses as of December 31, 2023.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB

First lien	129,317,384	68,099,373	74,757,203	13,099,754	285,273,714
Second lien	216,620,880	93,622,706	103,499,194	26,814,193	440,556,973
Allowance for credit losses	345,938,264	161,722,079	178,256,397	39,913,947	725,830,687

(b)	Loan delinquency and non-accrual details

The following tables provides information on delinquency, which is the primary credit quality indicator for loan principal and financing service fee receivables as of December 31, 2024.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 270 days past due	271 - 360 days past due	361 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

First lien	1,743,448,927	211,649,445	297,027,019	152,995,572	70,512,116	-	121,628	2,475,754,706	223,629,316
Second lien	2,821,925,668	359,606,965	525,131,525	194,145,026	134,211,678	-	75,203	4,035,096,066	328,431,907
Loans principal, interest and financing service fee receivables	4,565,374,595	571,256,410	822,158,544	347,140,598	204,723,794	-	196,831	6,510,850,772	552,061,223

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

(c)	Non-accrual loans

(1)	Non-accrual loans summary

		Recorded investment
	Unpaid principal balance	Non-accrual loans	Non-accrual loans with related allowance for credit losses	Non-accrual loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB

First lien	2,470,162,350	223,629,316	152,995,572	70,633,744	43,242,069
Second lien	4,025,845,985	328,431,907	194,145,026	134,286,881	35,966,065
As of December 31, 2024	6,496,008,335	552,061,223	347,140,598	204,920,625	79,208,134

First lien	42,315,372	48,141,278	27,245,188	20,902,542	13,099,754
Second lien	49,134,017	53,574,326	40,927,852	12,640,022	26,814,193
As of December 31, 2023	91,449,389	101,715,604	68,173,040	33,542,564	39,913,947

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

(2)	Average recorded investment in non-accrual loans

	Year ended December 31, 2023		Year ended December 31, 2024
	Average recorded investment	Interest and fees income recognized	Average recorded investment	Interest and fees income recognized
	RMB	RMB	RMB	RMB

First lien	55,368,819	118,164,396	131,831,654	149,067,173
Second lien	74,194,759	135,686,886	201,779,809	170,331,545
Non-accrual loans	129,563,578	253,851,282	333,611,463	319,398,718

(i)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fees recognized related to Individually evaluated loans. All the amounts are recognized on cash basis.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

5	Loans principal, interest and financing service fee receivables (continued)

No debt restructuring in which contractual terms of loans are modified, has occurred during 2023 and 2024.

The Group transferred loans with carrying amounts of RMB3,090,579,581 and RMB1,674,043,872 to unrelated third party investors and recorded the transfers as sales for the years ended December 31, 2023 and 2024, respectively. The Group recognized net losses of 17,190,545 and RMB6,497,731 from transfers accounted for as sales of loans for the years ended December 31, 2023 and 2024, respectively.

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

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB2,471,413,744 and RMB 3,529,585,983 as of December 31, 2023 and 2024, respectively.

(e)	Corporate loans

Corporate loans are unsecured loans granted to unrelated entities in order to fulfil their normal operating and capital requirement. Loans principal, interest and financing service fee receivables of corporate loan were RMB626,229,041 and RMB1,034,432,534 as of December 31, 2023 and December 31, 2024 and the Allowance for credit losses assessed on a collective basis were RMB55,964,409 as of December 31, 2023 and RMB50,094,979 as of December 31, 2024, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

6	Investment securities

Investment securities consist of short term investments ,debt securities and convertible bonds.

	Note	December 31, 2023	December 31, 2024
		RMB	RMB
Short term investments	(a)	146,486,668	38,695,647
Debt securities	(b)	231,922,043	187,357,047
Convertible bonds	(c)	35,499,500	40,876,080
Total		413,908,211	266,928,774

(a)	Short term investments

The carrying amount and fair value of the investment securities by major security type and class of security as of December 31, 2023 and 2024 was as follows:

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2024:
Wealth management products	38,695,647	-	38,695,647
Total	38,695,647	-	38,695,647

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2023:
Wealth management products	151,456,194	(4,969,526)	146,486,668
Total	151,456,194	(4,969,526)	146,486,668

Wealth management products are investment products issued by commercial banks and other financial institutions in China. The wealth management products invest in a pool of liquid financial assets in the interbank market or exchange, including debt securities, asset backed securities, interbank lending, reverse repurchase agreements and bank deposits. The Group did not recognize any profits and losses from fair value changes since the dominance of Wealth management products the Group had in 2024 are Short-Term with fixed return.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

6	Investment securities (continued)

(b)	Debt securities

The debt securities are in the form of an investment in partnerships, made in December 2021 and 2022 and held- to-maturity corporate debt securities purchased in 2022. The partnership will return RMB10,000,000 to the Group quarterly, along with an 8% interest. The principal and interests are required to be fully repaid within 3 years. The investment has an amortized cost of RMB237,171,123 and RMB 196,098,179 with an allowance for credit loss of RMB8,195,326 and RMB 8,741,132 for the years ended December 31 2023 and 2024 respectively. The held-to-maturity debt securities have an amortized cost of RMB4,510,285 and Nil with an allowance for credit loss of RMB1,564,039 and Nil for the years ended December 31 2023 and 2024 respectively.

(c)	Convertible bonds

In November, 2023, the Group invested in the convertible bonds of US$5,000,000 of CNF FAMILY OFFICE LIMITED, an unrelated party company, which is accounted for at the fair value option. In 2024, the Group invested another US$600,000 to CNF FAMILY OFFICE LIMITED. The fair value of the convertible bonds as at December 31, 2024 has not changed significantly from its date of investment. The convertible bonds are equivalent to RMB35,499,500 and 40,876,080 as of December 31, 2023 and 2024.

7	Property and equipment

	December 31, 2023	December 31, 2024
	RMB	RMB

Office and other equipment	20,395,676	15,525,093
Leasehold improvements	16,192,039	14,225,255
Motor vehicles	3,095,131	3,257,768
Building	-	183,775,478
Less: accumulated depreciation	(31,523,896)	(29,305,673)
Total	8,158,950	187,477,921

The Group paid RMB 177,325,555 in 2023 for the purchase of an office building, which was recorded as a prepayment as of December 31, 2023. The office building was placed into service and was recognized as a fixed asset in January, 2024. Total depreciation expense for the years ended December 31, 2023 and 2024 was RMB1,234,129 and RMB11,540,877, respectively, which were recorded in other expenses in each year.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

8	Deposits

Deposits include security deposits to landlords of rental premises and deposits to the China Trust Protection Fund. In accordance with relevant rules of the China Trust Protection Fund, 1% of the size of trust plans subscribed is deposited in the Fund.

9	Guaranteed assets

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

10	Other assets

	Note	December 31, 2023	December 31, 2024
		RMB	RMB

Guarantee deposits	(i)	385,472,848	423,441,637
Receivables from sales of loans	(ii)	269,284,889	152,225,024
Prepayments	(iii)	278,261,279	111,079,096
Purchased loans with credit deterioration	(iv)	135,274,471	419,519,965
Receivables for default guarantee payments	(v)	4,171,474	28,519,198
Receivables from loan facilitation service	(vi)	71,113,890	45,703,316
Receivables of guarantee service	(vii)	57,030,910	4,197,264
Non-marketable equity securities	(viii)	38,178,264	13,178,264
Amounts due from employees	(ix)	5,172,406	7,741,156
Other receivables		30,130,988	345,293,660
Total		1,274,091,419	1,550,898,580

(i)	Guarantee deposits are deposits that the Group provided, through Guangdong Nanfeng Financial Guarantee Group Co., Ltd (“Guangzhou Nanfeng”), a company that holds a financial guarantee license, for loans granted (a) under its consolidated VIE Zhonghai Lanhai Structured Fund 30-X, which is not structured in a stratified way and requires guarantee from a third party, and (b) under the cooperation with commercial banks for loan facilitation, post-facilitation and guarantee services, refer to Note 2(e)(ii) Off-balance sheet loans.

(ii)	As mentioned in Note 5, the Group transferred the delinquent loans to third parties so that the Group could collect the payment more quickly than to simply dispose the collaterals through litigation. The loan is derecognized if the Group does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. There is no constrain on the transferee’s rights to pledge or exchange, and the Group will not maintain effective control on the transferred loans for which the transferred loans are accounted for as sales without repurchase agreements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

10	Other Assets (continued)

(iii)	Prepaid accounts mainly include litigation fees, rent, water, electricity and property management and network charges prepaid in the daily operation of the Group. Another important component is the prepayment of building purchase.

(iv)	The purchased loans with credit deterioration are overdue loans repurchased at par value by the Group from commercial banks under the commercial bank partnership model. In 2023, the Group started purchasing loans with credit deterioration. As of 31 December 2024, the purchased loans with credit deterioration amounted to RMB608,297,516 and allowance for credit loss amounted to RMB188,777,551.

The following tables provides information on delinquency, which is the primary credit quality indicator for purchased loans with credit deterioration as of December 31, 2024.

	31 - 90 days past due	91 - 180 days past due	181+ days past due	Total
	RMB	RMB	RMB	RMB

Purchased loans with credit deterioration	33,042,549	88,589,648	486,665,319	608,297,516

The table below sets forth the movement of allowance for credit loss for the years ended December 31, 2024:

2024
RMB
As of January 1	61,389,167
Provision for credit losses	133,136,043
Charge-offs	(5,747,659)
As of December 31	188,777,551

(v)	Under the commercial bank partnership model when a borrower is overdue for a certain number of days, the Group pays interest to the bank on behalf of the borrower, which is subsequently charged to the borrower, and this amount accounts for the receivables for default guarantee payments.

(vi)	Under the commercial bank partnership model, the Group provides loan facilitation services and post-facilitation services.

(vii)	Under the commercial bank partnership model, the Group calculates the guarantee obligation and recognizes the guarantee fee receivable.

(viii)	The measurement alternative is selected for the non-marketable equity securities. Under the measurement alternative, the equity securities without readily determinable fair value are measured at cost minus impairment and adjusted for changes in observable prices.

In June 2016, the Group invested 10,003,334 shares at RMB3.00 per share, which represents 2.14% of the paid-in capital, in Guangdong Qingyuan Rural Commercial Bank (“Qingyuan Rural”). The Group transferred 2 million shares to an unrelated third party at RMB3.00 per share which is same as the investment cost on September 18, 2019. The Group transferred 1.7 million shares to an unrelated third party at RMB2.00 per share and recognized an investment loss of RMB1,524,159 on December 26, 2023. In 2023, the Group recognized an impairment of RMB5,907,577. As of December 31, 2024, the Group has invested RMB13,178,264 in Qingyuan Rural.

(ix)	Amounts due from employees mainly include temporary advances to employees for payments on behalf of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

11	Interest-bearing borrowings

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

	Note	Fixed interest rate per annum	Term	December 31, 2023	December 31, 2024
				RMB	RMB
Repurchase agreements

Funds obtained from financial institutions	(i)	8.0% to 13.8%	Within 3 years	681,556,262	1,663,401,923
Interest payable to financial institutions	(i)			5,025,192	5,830,327
Total repurchase agreements				686,581,454	1,669,232,250

Funds obtained from financial institutions

In 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB5,965,977 to an unrelated third-party transferee, Pingan Puhui Lixin Asset Management Co., Ltd (“Pingan Puhui”), with a 13.8% per annum rate of return. In 2023, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB78,506,284 to Pingan Puhui, with a 12.8% to 13.8% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 197,573,465 to Pingan Puhui, with a 12.8% to 13.8% per annum rate of return, a portion of them with carry amount of RMB101,872,043 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 360 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2024, the amount of funds obtained from Pingan Puhui and the interest payable are RMB 154,094,997 and RMB 3,266,900, respectively.

In 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB113,053,053 to an unrelated third-party transferee, China Foreign Economy and Trade Trust Co.,Ltd (“FOTIC”) , with a 12.5% per annum rate of return. In 2023, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB1,442,034,780 to FOTIC, with a 11.5% to 12.5% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB1,220,808,014 to FOTIC, with a 11.5% to 12.5% per annum rate of return, a portion of them with carry amount of RMB1,506,610,663 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 913 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2024, the amount of funds obtained from FOTIC and the interest payable are RMB604,731,147 and RMB732,799, respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB60,330,828 to an unrelated third-party transferee, Shanghai Xingbo Enterprise Management Partnership (Limited Partnership) (“Shanghai Xingbo”), with a 12.5% per annum rate of return. In 2024, a portion of them with carry amount of RMB43,436,307 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2024, the amount of funds obtained from Shanghai Xingbo and the interest payable are RMB15,483,298 and RMB 384,798 , respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB143,964,403 to an unrelated third-party transferee, Zhonghai Trust Co.,Ltd. (“Zhonghai Trust”), with a 11.3% to 13.2% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 253,263,591 to Zhonghai Trust Co.,Ltd. (“Zhonghai Trust”), with a 11.3% to 13.2% per annum rate of return, a portion of them with carry amount of RMB132,241,088 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 720 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2024, the amount of funds obtained from Zhonghai Trust and the interest payable are RMB264,986,906 and RMB188,600,000 , respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB206,493,005 to an unrelated third-party transferee, Cofco Trust Co. Ltd. (“Cofco Trust”), with a 11.5% to 12.3% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 902,523,554 to Cofco Trust Co. Ltd. (“Cofco Trust”), with a 11.5% to 12.3% per annum rate of return, a portion of them with carry amount of RMB310,475,497 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase if the repayment of the transferred loans is not satisfactory for which the payback of the pledged assets is less than 10%, 20%, 30% and 70% of the initial remaining principal amount of the pledged assets at the agreed date. As of December 31, 2024, the amount of funds obtained from Cofco Trust and the interest payable are RMB 565,930,616 and RMB 194,750 , respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB56,038,750 to an unrelated third-party transferee, Changzhou Huitong Investment Co. (“Changzhou Huitong”), with a 11.5% to 13.0% per annum rate of return. In 2024, a portion of them with carry amount of RMB26,311,503 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2024, the amount of funds obtained from Changzhou Huitong and the interest payable are RMB10,993,097 and RMB 64,401 , respectively.

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB 26,169,926 to an unrelated third-party transferee, Guangxi Jinkong Asset Management Co., Ltd. (“Guangxi Asset”), with a 12.0% to 12.5% per annum rate of return, a portion of them with carry amount of RMB6,581,146 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2024, the amount of funds obtained from Guangxi Asset and the interest payable are RMB13,540,106 and RMB300,077, respectively.

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB50,000,000 to an unrelated third-party transferee, Ruijing Financial Assets Management Company (“Jiangxi Ruijin”), with a 12.5% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2024, the amount of funds obtained from Jiangxi Ruijin and the interest payable are RMB29,993,546 and RMB104,144, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB52,850,000 to an unrelated third-party transferee, Nanjing Zijin Asset Management Co., Ltd (“Zijin Asset”), with a 10.0% per annum rate of return. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2024, the amount of funds obtained from Zijin Asset and the interest payable are RMB37,920,000 and RMB11,951, respectively.

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB81,660,000 to an unrelated third-party transferee, Jiantou Holding Limited Liability Company (“Jiantou Holding”), with a 10.0% per annum rate of return, a portion of them with carry amount of RMB2,951,072 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2024, the amount of funds obtained from Jiantou Holding and the interest payable are RMB42,115,116 and RMB372,784, respectively.

	December 31, 2023	December 31, 2024
	RMB	RMB
Underlying collateral types of gross obligations
Repurchase agreements:
Loans principal, interest and financing service fee receivables	681,556,262	1,663,401,923
Total repurchase agreements	681,556,262	1,663,401,923

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB

Repurchase agreements
As of December 31, 2024	2,781,180	7,955,491	10,308,988	1,642,356,264	1,663,401,923
As of December 31, 2023	-	-	-	681,556,262	681,556,262

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

(b)	Other borrowings

Other borrowings	Note	Fixed interest rate per annum	Term	December 31, 2023	December 31, 2024
				RMB	RMB
Short-term:
Investors of consolidated VIEs	(i)	6.0% to 8.5%	Less than 1 year	6,428,349,468	5,354,881,238

Long-term:
Investors of consolidated VIEs	(i)	8.0% to 8.7%	1 - 5 years	1,679,000,689	459,550,000

Commercial bank A	(ii)	4.5%	10 years	74,870,833	67,320,834

Commercial bank B	(iii)	4.1%	30 years	22,250,000	21,830,983

Interest payable to
Investors of consolidated VIEs	(i)			39,144,391	29,703,862
Total				8,243,615,381	5,933,286,917

1.	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payable in these consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds. As of December 31, 2024, the borrowings from VIEs have principal RMB 5,814,431,238, bearing interests from 6.0% to 8.7% per year.

2.	In December 2022, the Group entered into a 10-year loan agreement with a commercial bank in the PRC, with total principal of RMB75,500,000. The borrowing bear annual interest rate of 4.5% in 2024 and were secured by the Group’s recently purchased office buildings. As of December 31, 2024, the outstanding loan principal was RMB 67,320,834.

3.	In November 2023, the Group entered into a 30-year loan agreement with a commercial bank in the PRC, with total principal of RMB22,250,000. The borrowing bear annual interest rate of 4.1% and were secured by the Group’s recently purchased real estate property. As of December 31, 2024, the outstanding loan principal was RMB 21,830,983.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	December 31, 2024
	2025	2026	2027	2028	2029	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investors of consolidated VIEs		435,100,000	-	-	-	24,450,000	459,550,000

Commercial bank A	7,550,000	7,550,000	7,550,000	7,550,000	7,550,000	29,570,834	67,320,834

Commercial bank B	402,531	419,349	436,869	455,121	1,290,140	18,826,973	21,830,983

Total	7,952,531	443,069,349	7,986,869	8,005,121	8,840,140	72,847,807	548,701,817

	December 31, 2023
	2024	2025	2026	2027	2028	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investors of consolidated VIEs	-	1,240,300,000	98,400,000	2,350,689	-	337,950,000	1,679,000,689

Commercial bank A	7,550,000	7,550,000	7,550,000	7,550,000	7,550,000	37,120,833	74,870,833

Commercial bank B	386,388	402,531	419,349	436,869	455,121	20,149,742	22,250,000

Total	7,936,388	1,248,252,531	106,369,349	10,337,558	8,005,121	395,220,575	1,776,121,522

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31, 2023	December 31, 2024
	RMB	RMB
Loans principal, interest and financing service fee receivables	2,163,917,080	2,760,756,311

Office buildings	151,111,771	1,347,933,178

Real estate property	44,500,000	43,071,871
Total	2,359,528,851	2,938,621,500

12	Credit risk mitigation position

	December 31, 2023	December 31, 2024
	RMB	RMB
Balance at the beginning of the year	1,354,653,070	1,589,183,564
Increase during the year	767,794,395	713,133,747
Decrease during the year	(533,263,901)	(931,643,232)
Balance at the end of the year	1,589,183,564	1,370,674,079

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

13	Other liabilities

	Note	December 31, 2023	December 31, 2024
		RMB	RMB
Guarantee repayments from sales partner	(i)	745,949,231	903,573,569
Guarantee liabilities	(ii)	348,687,842	355,474,674
Settlement and clearing accounts	(iii)	185,879,704	222,315,820
Collaboration cost payable	(iv)	77,772,200	54,131,483
Other tax payable	(v)	67,039,714	49,744,896
Receipt in advance	(vi)	39,640,024	30,613,918
Customer pledged deposits	(vii)	39,136,313	41,857,183
Amounts due to third parties	(viii)	15,634,165	7,252,415
Accrued expenses	(ix)	7,308,342	11,868,417
Others	(x)	3,644,317	9,622,431
Total		1,530,691,852	1,686,454,806

(i)	Under the collaboration model, sales partners are required to provide a certain level of guarantee of repayment for loans recommended. Guarantee repayments from sales partner mainly consist of repayments collected from sales partners who exercise the guarantee, and those repayments will be returned to trust company.

(ii)	In 2021, the Group started to cooperate with a third-party financing guarantee corporation, Guangzhou Nanfeng, that directly provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, Guangzhou Nanfeng will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to Guangzhou Nanfeng for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to Guangzhou Nanfeng and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees. Maximum potential undiscounted future payment that the Group would be required to make were RMB4.06 billion and RMB1.86 billion, as of December 31, 2023 and December 31, 2024, respectively. The Group recognized both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, amounting RMB57,132,677 and RMB4,197,264 for fiscal year 2023 and 2024, respectively, and a contingent guarantee liability with an allowance for credit losses of the underlying loans under current expected credit loss (“ACL”) model for these financial guarantee provided for off-balance sheet loans, amounting RMB291,555,165 and RMB351,277,409 for fiscal year 2023 and 2024, respectively. The increase in contingent guarantee liabilities under ACL model from December 31, 2023 to December 31, 2024 is mainly due to the increase of loans defaulted which was guaranteed by Guangzhou Nanfeng.

(iii)	The Group transferred loans to third party investors and recorded these transactions as sales in Note 5(c). After the transfer, the contract terms related to payment proceeds from the loans remain the same: The Group collects payments of loans and then disburses the proceeds from the relevant loans to third-party transferees.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

13	Other Liabilities (continued)

(iv)	The collaboration cost for sales partners is a percentage of the loan principal amount that the sales partners recommended to the Group and is calculated by subtracting the project cost, a cost which is agreed between the Group and the sales partners that will vary based on different terms of loans, from interest and fees income received from borrowers.

(v)	Other tax payables mainly represent value-added tax and surcharges payables.

(vi)	Receipt in advance consists of advance for interest and financing service fees on loans and down payments of loans held-for-sale by loan transferees.

(vii)	Customer pledged deposits mainly consist of the deposits collected from certain customers to reduce the risk of failure to make payments on schedule.

(viii)	Amounts due to third parties are payments to be paid for third parties.

(ix)	Accrued expenses mainly consist of promotional costs relating to building the collaboration model and expenses payable to consultants such as the auditor and lawyer.

(x)	Other liabilities are expected to be settled or recognized as income within one year or are repayable on demand.

14	Ordinary shares

On January 8, 2014, the Company was incorporated in the Cayman Islands with authorized share capital of HKD 380,000 divided into 3,800,000,000 shares of a nominal or par value of HKD 0.0001 each. Upon the incorporation of the Company, one subscriber’s share was allotted and issued to Kevin Butler at a consideration of HKD 0.0001, representing 100% of the entire ordinary share of the Company. On the same date, such share was transferred to Complete Joy Investments Limited (“Complete Joy”) at Nil consideration. As a result, Complete Joy was the sole owner of the Company.

On July 11, 2018, the Company repurchased of a total of 1,230,434,041 shares of HKD 0.0001 each share, following by issuing a total of 1,230,434,040 shares of USD 0.0001 each share. As the result of the above redenomination, the par value of the Company’s shares has been changed from HKD 0.0001 to USD 0.0001, and its authorized share capital has been increased to USD 380,000 divided into 3,800,000,000 shares of USD 0.0001 each.

Upon the IPO on November 7, 2018 and exercise of the green shoes options, the Company issued 130,000,000 and 8,500,000 ordinary shares, equal to 6,500,000 ADSs and 425,000 ADSs, respectively, priced at USD 7.5 per ADS. The Company issued 2,709,200 ordinary shares, equal to 135,460 ADSs, upon a follow-on exercise of the green shoes options on November 21, 2018, priced at USD 7.5 per ADS. As of December 31, 2024, the Company in total issued 1,371,643,240 outstanding ordinary shares.

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

15	Additional paid-in capital

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

16	Retained earnings

	Note	December 31, 2023	December 31, 2024
		RMB	RMB

PRC statutory reserves	(i)	258,654,052	258,654,052
PRC surplus reserves	(ii)	173,958,994	190,082,835
Unreserved retained earnings		2,671,343,496	2,693,004,101
Total		3,103,956,542	3,141,740,988

(i)	With effect from July 1, 2012, pursuant to the “Administrative Measures on Accrual of Provisions by Financial Institutions” issued by the Ministry of Finance in March 2012, the Group is required, in principle, to set aside a general reserve not lower than 1.5% of the ending balance of its gross risk-bearing assets.

(ii)	In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

17	Accumulated other comprehensive losses

	Balance as of January 1, 2023	Other comprehensive loss, net	Balance as of December 31, 2023
	RMB	RMB	RMB
Foreign currency translation adjustment	(10,211,997)	867,116	(9,344,881)
Total	(10,211,997)	867,116	(9,344,881)

	Balance as of January 1, 2024	Other comprehensive income, net	Balance as of December 31, 2024
	RMB	RMB	RMB
Foreign currency translation adjustment	(9,344,881)	524,148	(8,820,733)
Total	(9,344,881)	524,148	(8,820,733)

18	Interest and fees income

		Year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB
Interest and financing service fees on loans	(i)	1,574,074,534	1,580,001,675	1,343,738,056
- Interest income		1,573,405,364	1,579,868,355	1,343,738,056
- Financing service fees		669,170	133,320	-
Interest income charged to sales partners	(ii)	122,019,472	134,542,337	162,566,756
Interest income on debt securities	(iii)	22,195,046	20,468,849	16,842,567
Interest on deposits with banks		13,063,523	19,582,159	15,472,736
Total		1,731,352,575	1,754,595,020	1,538,620,115

(i)	Interest and financing service fees on loans, which include financing service fees on loans, are recognized in the consolidated statements of comprehensive income using the effective interest method. Financing service fees on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method.

(ii)	Interest income charged to sales partners refers to the cost of and interest on the partner’s instalment repurchase options under collaboration model.

(iii)	Interest income on debt securities in forms of partnership investment and corporate debt securities. Please refer to note 6(b).

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

19	Net revenue under the commercial bank partnership model

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

Revenues from loan facilitation services are recognized at the time a loan is originated, at which time the facilitation service is considered completed. Revenues from loan facilitation services, covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers are RMB43,320,048 and RMB 27,215,101 for the years ended December 31, 2023 and 2024, respectively.

Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from post-facilitation services, covering cash processing services and collection services are RMB27,233,014 and RMB18,143,623 for the years ended December 31, 2023 and 2024, respectively.

Refer to Note 14, the Group provided guarantee services for its off-balance sheet loans under the commercial bank partnership model. As a result, at inception of the guarantee, the Group recognized a stand-ready guarantee liability under ASC 460 at fair value. Subsequently, the stand-ready guarantee is released into gains from guarantee liabilities on a straight-line basis over the term of the guarantee. Gains from guarantee liabilities are RMB139,449,648 and RMB124,689,007 for the years ended December 31, 2023 and 2024, respectively.

The total amount of net fees paid to third-party financing guarantee corporations for providing guarantee services to commercial banks and commission fee to local sales channels are RMB122,066,705 and RMB 72,920,424 for the years ended December 31, 2023 and 2024, respectively.

20	Collaboration cost for sales partners

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

21	Provision for credit losses, net of increase in guaranteed recoverable assets

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Home equity loans	(55,755,647)	57,110,646	(45,146,640)
Corporate loans	(24,693,114)	(31,271,295)	5,869,429
Debt securities	(10,565,475)	6,209,195	(545,807)
Guarantee liabilities	(145,049,258)	(149,512,430)	147,228,939
Interest and financing service fee receivables	7,947,030	5,020,090	(85,233,977)
Other assets	(9,968,399)	(64,839,204)	(127,388,384)
Total	(238,084,863)	(177,282,998)	(105,216,440)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

22	Realized gains on sales of investments, net

The gross realized gains on sales of investments are RMB28,330,375, RMB38,169,360 and RMB3,646,607 for the years ended December 31, 2022, 2023 and 2024, respectively. The gross realized losses on sales of investments are RMB7,763,703, RMB31,620,876 and RMB7,771,643 for the years ended December 31, 2022, 2023 and 2024, respectively.

23	Net losses on sales of loans

As mentioned in Note 5(c), the Group transferred the delinquent loans to third parties. Net losses on sale of loans which summarizes the received from sales of loans are net losses of RMB44,554,948, RMB17,190,545 and RMB 6,497,731 for the years ended December 31, 2022, 2023 and 2024, respectively.

24	Other gains/(losses), net

		Year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB

Foreign exchange gains	(i)	7,355,135	3,589,629	5,933,998
Net gains/(losses) on confiscated credit risk mitigation positions	(ii)	71,380,536	422,763	(27,365,653)
Profits/(losses) from fair value changes	(iii)	(362,855)	(5,765,113)	-
Net loss on disposal of property and equipment		(30,742)	(147,644)	39,563
Others		11,571,964	6,747,962	(3,008,821)

Total		89,914,038	4,847,597	(24,400,913)

(i)	The changes of foreign exchange gain are mainly due to exchange rate changes in cash and cash equivalents held by the Group, including US dollar account and Hong Kong dollar account.

(ii)	Sales partners provide CRMPs as security deposits. Pursuant to the collaboration agreements if the debtor’s loan principal repayments or accrued interests are past due or the loan is in default, sales partners are obliged to fulfill their guaranteed responsibility by selecting among different approaches, otherwise the CRMPs deposited by sales partners are confiscated by the Group, refer to Note 1.

(iii)	Profits/(losses) from fair value change refers to gains or losses resulting from changes in the fair value of investment securities.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

25	Other expenses

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Advertising and promotion expenses	32,412,727	49,828,134	13,653,838
Consulting fees	12,016,260	17,480,308	12,058,142
Entertainment and travelling expenses	9,740,873	15,252,790	14,811,438
Office and commute expenses	7,791,694	10,792,783	10,117,559
Post-loan management expenses	-	10,481,523	99,368,411
Directors and officers liability insurance	3,474,151	3,613,489	919,443
Communication expenses	2,424,242	2,826,369	2,784,808
Research and development expenses	760,465	1,791,754	1,010,223
Depreciation and amortization	2,244,279	1,753,032	11,540,878
Litigation and attorney fees	7,680,633	1,714,117	18,877,828
Others	7,344,173	5,986,473	2,180,166

Total	85,889,497	121,520,772	187,322,734

26	Income tax expense

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

26	Income tax expense (continued)

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

The effect of the Group’s tax holiday on income tax expense is RMB7.2 million and RMB3.4 million in 2023 and 2024, respectively. The basic earnings per ordinary share effect of the Group’s tax holiday for the years ended December 31, 2023 and 2024 was RMB0.005 and RMB0.002, respectively. The diluted earnings per ordinary share effect of the Group’s tax holiday for the years ended December 31, 2023 and 2024 was RMB0.005 and RMB0.003, respectively.

Income tax expense, all of which relates to the PRC, consists of the following for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB

Current tax expense	171,146,093	57,510,432	48,548,105
Deferred tax benefit	(133,913,450)	(16,493,414)	(38,044,032)

Total income tax expense	37,232,643	41,017,018	10,504,073

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

26	Income tax expense (continued)

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31
	2023	2024
	RMB	RMB
Deferred tax assets:
Allowance for credit losses	299,171,819	379,327,404
Debt securities	2,439,841	2,103,374
Guarantee liabilities	78,276,760	87,819,352
Net operating loss carry-forwards	10,041,747	12,183,421
Lease liabilities	6,518,368	5,347,435
Receivables from sales of loans	2,861,697	1,495,934
Other deferred tax assets	707,887	252,144

Total deferred tax assets	400,018,119	488,529,064

Valuation allowance	(10,041,747)	(12,183,421)

Deferred tax assets, net of valuation allowance	389,976,372	476,345,643

Net deferred tax assets	92,224,714	131,112,019

Deferred tax liabilities:
Intangible assets	(742,500)	(742,500)
Short term investments	(20,756)	-
Right-of-use assets	(6,956,985)	(6,262,498)
Intercompany receivables	(41,453,522)	(41,453,522)
Guarantee assets	(218,757,757)	(311,497,133)
Undistributed earnings from structured funds	(102,398,753)	(58,699,859)

Total deferred tax liabilities	(370,330,273)	(418,655,512)

Net deferred tax liabilities	(72,578,615)	(73,421,888)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

26	Income tax expense (continued)

Movement of valuation allowance:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB

At the beginning of year	15,226,575	9,116,290	10,041,747
Current year additions	613,314	2,096,152	8,090,197
Current year reversals	(6,722,726)	(722,911)	(3,884,082)
Current year expiration of carry-forwards	(873)	(447,784)	(2,064,441)

Net change in the valuation allowance	(6,110,285)	925,457	2,141,674

At the end of year	9,116,290	10,041,747	12,183,421

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of valuation allowance, as of December 31, 2023 and 2024.

Valuation allowances have been provided for certain deferred tax assets due to the uncertainty surrounding their realization. As of December 31,2023 and 2024, the valuation allowance on deferred tax assets, mainly arising from operating loss carryforwards, were provided because it was more likely than not that the Group will not be able to utilize the operating loss carryforwards generated by certain unprofitable subsidiaries.

The Group operates through its subsidiaries and VIEs. Since each entity files a separate tax return, the valuation allowance is considered on an individual entity basis.

As of December 31, 2024, the Group had net operating loss carryforwards of RMB 48,733,683 from its subsidiaries registered in the PRC, which can be carried forward to offset future taxable income. The Group had deferred tax assets related to these net operating loss carryforwards of RMB 12,183,421. The net operating losses will expire in years in 2024 to 2028 if not utilized.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

26	Income tax expense (continued)

Management intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The amount of the temporary difference in respect of investments in PRC subsidiaries is RMB2,991,238,191 as of December 31, 2024. Upon repatriation of the subsidiaries’ and the VIE’s earnings, in the form of dividends or otherwise, the Group would be subject to 10% PRC withholding income tax when making distribution to foreign parent companies. However, the Group was not subject to withholding income tax in 2024 because the Group did not make any distribution to foreign parent companies. The related unrecognized deferred tax liabilities were RMB299,123,819.

Income before income tax expense is as follows:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB

Cayman Islands	(477,322)	(9,006,814)	(6,407,208)
BVI	(20,803)	4,407,292	10,672,841
Hong Kong	2,773,547	(1,168,618)	2,344,219
PRC	170,308,632	211,402,719	41,678,667

Total	172,584,054	205,634,579	48,288,519

The reconciliation of the PRC statutory income tax rate of 25%, the income tax rate of the jurisdiction where the Group has substantially all of its operations, to the effective income tax rate is as follows:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB

PRC statutory income tax rate	25.00%	25.00%	25.00%
(Decrease)/increase in effective income tax rate resulting from:

Tax holiday	(1.42)%	(3.48)%	(7.04)%
Tax-free income	(1.36)%	(2.64)%	(9.82)%
Non-deductible share option expense	0.84%	0.91%	7.71%
Other non-deductible expenses	0.67%	0.42%	0.83%
Zero tax rate in foreign countries	0.07%	0.84%	(2.21)%
Differential and preferential tax rates	(0.4)%	(0.11)%	(1.09)%
Changes in valuation allowance	(3.54)%	0.67%	8.71%
Research and development super-deduction	-	(1.01)%	(0.58)%
Changes in unrecognized tax benefits	0.31%	(0.82)%	0.34%
Others	1.40%	0.17%	(0.11)%

Effective income tax rate	21.57%	19.95%	21.74%

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

26	Income tax expense (continued)

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards.

The Group did not have any significant unrecognized tax benefits, and no significant interest and penalty expenses related to income taxes were recorded for the years ended December 31, 2022, 2023 and 2024. As of the reporting date, the Group has no uncertain tax positions.

27	Earning per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB

Net income	135,351,411	164,617,561	37,784,446
Basic weighted average number of common shares outstanding	1,371,643,240	1,371,643,240	1,371,643,240
Effect of dilutive share options	155,453,871	74,254,198	(88,867,427)
Dilutive weighted average number of ordinary shares	1,527,097,111	1,445,897,438	1,282,775,813
Basic earnings per share	0.10	0.12	0.03
Diluted earnings per share	0.09	0.11	0.03

In 2021, the Group issued 187,933,720 ordinary shares to the Depositary. No consideration was received by the Group for the issuance. As of December 31, 2024, no share out of the total 187,933,720 ordinary shares were used to settle share-based compensation. The 187,933,720 ordinary shares are legally issued and not outstanding, and do not affect the computation of earnings per share.

28	Material related party transactions

The Group did not have any related party transactions in the year ended December 31, 2022, 2023 and 2024.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

29	Condensed financial information of the parent company

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

29	Condensed financial information of the parent company (continued)

Condensed balance sheets

	December 31, 2023	December 31, 2024
	RMB	RMB
Assets

Cash and cash equivalents	12,927,318	5,011,068
investment securities	5,305,137	-
Investments in subsidiaries	392,559,403	3,865,503,139
Other assets	196,071,985	203,820,467

Total assets	606,863,843	4,074,334,674

Liabilities and shareholders’ equity

Accrued employee benefits	425,994	437,958
Other operating liabilities	12,485,706	16,338,215

Total liabilities	12,911,700	16,776,173

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2023 and December 31, 2024, respectively)	916,743	916,743
Treasury stock	(101,277,607)	(122,897,896)
Additional paid-in capital	705,422,445	727,042,734
Retained earnings	(16,951,566)	3,461,317,652
Accumulated other comprehensive losses	5,842,128	(8,820,732)

Total shareholders’ equity	593,952,143	4,057,558,501

Total liabilities and shareholders’ equity	606,863,843	4,074,334,674

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

29	Condensed financial information of the parent company (continued)

Condensed statements of comprehensive income

	Year ended December 31
	2023	2024
	RMB	RMB
Interest and fees income
Interest income on debt securities	-	-
Interest on deposits with banks	11,254	-

Total interest and fees income	11,254	-

Equity in earnings of subsidiaries	-	51,677,272
Equity in earnings of subsidiaries	-	51,677,272

Realized gains/(losses) on sales of investments, net	(5,691,380)	(5,305,137)
Other (losses)/gains, net	987,920	(479)

Total non-interest income/(losses)	(4,703,460)	(5,305,616)

Operating expenses
Employee compensation and benefits	(892,811)	(880,653)
Other expenses	(3,421,797)	(7,706,556)

Total operating expenses	(4,314,608)	(8,587,209)

Income/(losses) before income tax expense	(9,006,814)	37,784,446

Net income/(losses)	(9,006,814)	37,784,446

Other comprehensive income
Foreign currency translation adjustment	6,457,187	524,149

Comprehensive income/ (losses)	(2,549,627)	38,308,595

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

29	Condensed financial information of the parent company (continued)

Condensed statements of cash flows

	Year ended December 31
	2023	2024
	RMB	RMB
Cash flows from operating activities:

Net income/(losses)	(9,006,814)	37,784,446
Other operating assets	22,579,797	(50,089,318)
Other operating liabilities	1,463,075	3,864,473

Net cash provided by/(used in) operating activities	15,036,058	(8,440,399)

Cash flows from financing activities:

Repurchase of ordinary shares	(13,646,132)	-

Net cash used in financing activities	(13,646,132)	-

Net (decrease)/ increase in cash and cash equivalents	1,389,926	(8,440,399)
Cash and cash equivalents at the beginning of year	5,080,204	12,927,318
Effect of exchange rate change on cash and cash equivalents	6,457,188	524,149

Cash and cash equivalents at the end of year	12,927,318	5,011,068

30	Commitments and contingencies

As of December 31, 2024, the Group has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, the Group has not entered into any derivative contracts that are indexed to the Group’s shares and classified as shareholders’ equity, or that are not reflected in the Group’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, the Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

31	Concentration of Risks

The Group commenced its loan service business in 2006, adopted its previous business model in 2014 and introduced the collaboration model in December 2018. To expand on its financing channels, the Group launched a new funding model in 2021 by collaborating with the commercial banks.

As of December 31, 2024, one of the Group’s main funding resources is borrowing from trust companies, among them, majority of the borrowings were acquired from Trust company A, B and C, each accounted for more than 10% of the Group’s total interest-bearing borrowing.

Interest-bearing borrowing

	December 31,	December 31,
	2023	2024
	%	%
Trust company A	56.4%	38.7%
Trust company B	22.2%	29.1%
Trust company C	14.4%	26.8%

Total	93.0%	94.6%

In 2022, the Group started to collaborate with sales partner A under the trust lending model, and also involved into business with sales partner A and its subsidiaries B and C in the commercial bank partnership model since the first quarter of 2023.

As of December 31, 2024, the outstanding principal balance of loans to borrowers introduced by sales partner A and its subsidiary B under the trust lending model represented 43.1% of the Group’s total balance of outstanding loan principal. Sales partners A and B provided 32.9% and 10.2%, respectively.

The trust lending model

	December 31,	December 31,
	2023	2024
	%	%
Sales partners A and B	37.4%	43.1%

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amount in Renminbi(“RMB”) unless otherwise stated)

31	Concentration of Risks (continued)

As of December 31, 2024, the outstanding principal balance of loans to borrowers introduced by sales partners A and its subsidiaries B and C under the commercial bank partnership model represented 67.3% of the Group’s total balance of outstanding loan principal. Sales partners A, B, and C provided 0.6%, 43.0%, and 23.8% respectively.

The commercial bank partnership model

	December 31,	December 31,
	2023	2024
	%	%
Sales partners A, B, and C	63.1%	67.3%

As of December 31, 2023 and December 31, 2024, Sales Partner A’s Affiliate Financing Guarantee Corporation A held a financial guarantee license and individually provided guarantee services for greater than 90% or more of the total outstanding off-balance under the commercial bank partnership model loans.

Guarantee services

	December 31,	December 31,
	2023	2024
	%	%
Financing Guarantee Corporation A	98.2%	97.2%

32	Subsequent events

The Group has considered subsequent events through April 29, 2025, which was the date of these consolidated financial statements were issued, and has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.