Form 20-F
period 2025-12-31
CNFinance Holdings Ltd.
filed 2026-04-30
CIK 1733868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF  THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

22/F, South Finance Center, No. 7 Chunrong Road
Tianhe District, Guangzhou City, Guangdong Province
People’s Republic of China

(Address of principal executive offices)

Bin Zhai, Chief Executive Officer and Chairman
Tel: +86-20-62316688
E-mail: ir@cashchina.cn
At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS representing two hundred (200) Class A ordinary shares, par value US$0.0001 per share	CNF	The New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*		The New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,371,643,240 Class A ordinary shares, par value US$0.0001 per share and 0 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

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

Yes ☐ No ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

Introduction

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing two hundred (200) of our Class A ordinary shares;

●	“allowance ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date;

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

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0001 per share;

●	“contractual interest rate” refers to the interest rate prescribed under loan agreements;

●·	“CNFinance”, “the Company”, or “the Group” refers to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability;

●	“Credit Risk Mitigation Position” or “CRMP” refers to the amount contributed by the sales partners equal to 5% to 25% of the loans issued to the borrowers introduced by the sales partners to share the credit risk with the Company;

●	“delinquency ratio” of a particular date refers to total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date;

●	“effective interest rate” refers to the annualized internal rate of return based on initial outlay of loan principal, initial inflow of financing service fees (if applicable) and expected monthly inflow of repayments;

●	“effective sales partners” refers to the sales partners who have introduced at least one borrower since inception to us that was approved by our trust company partners for loan facilitation;

●	“leverage ratio” refers to the ratio of total assets to total shareholders’ equity;

●	“charge-off ratio” refers to the ratio of charge-offs during a period over the average beginning and ending balances of outstanding loan principal of the same period;

●	“loan-to-value ratio” or “LTV ratio” refers to the ratio of loan amount to the value of asset collateral; the loan amount is calculated as the amount of all outstanding loans to be secured by the collateral;

●	“NPL” refers to a loan being delinquent for over 90 days;

●	“NPL provision coverage ratio” of a particular date refers to amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date;

●	“NPL ratio” as of a particular date represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date;

●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share, including Class A ordinary shares and Class B ordinary shares;

●	“Pearl River Delta region” refers to Dongguan, Zhongshan, Foshan, Guangzhou, Huizhou, Jiangmen, Shenzhen, Zhuhai and Zhaoqing;

●	“quick disposal plans” refers to the mechanisms that we utilize to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“senior units” refers to the senior units and intermediate units, if applicable, in a trust plan;

●	“structural leverage ratio” refers to the ratio of the total amount of senior units and subordinated units; intermediate units are included as senior units for the purpose of calculation;

●	“Tier 1 cities” refers to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” refers to Dongguan, Foshan, Nanjing, Nanchang, Nantong, Xiamen, Hefei, Dalian, Tianjin, Changzhou, Xuzhou, Huizhou, Chengdu, Wuxi, Kunming, Hangzhou, Wuhan, Ji’nan, Zhuhai, Shijiazhuang, Fuzhou, Suzhou, Xi’an, Zhengzhou, Chongqing, Changsha, Qingdao, Shaoxing, Ningbo, Wuxi, Harbin, Changchun, Nanning, Wenzhou, Quanzhou, Guiyang, Taiyuan, Jinhua, Yantai, Jiaxing, Taizhou, Zhongshan, Baoding, Lanzhou and Langfang;

●	“total operating income” refers to the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company,” “the Company,” “the Group,” and “our” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries and consolidated affiliated entities, including but not limited to Shenfanlian Investment (Shenzhen) Group Co., Ltd. (formerly known as Shenzhen Fanhua United Investment Group Co., Ltd.) and Guangzhou Heze Information Technology Co., Ltd., as a group; and

●	“Yangtze River Delta region” refers to Shanghai, Nanjing, Nantong, Hefei, Yixing, Changzhou, Yangzhou, Wuxi, Hangzhou, Jiangyin, Taizhou, Shaoxing, Suzhou, Jiaxing and Zhenjiang.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9931 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2025.

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

Risks Associated with Our Corporate Structure

CNFinance Holdings Limited is a holding company with no operations of its own. It conducts substantially all of its operations in China primarily through its subsidiaries in China, in particular Shenfanlian Investment (Shenzhen) Group Co., Ltd., Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities, and substantially all of its assets and operations are located in China. With a holding company structure, we principally rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. If these subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In 2023, 2024 and 2025, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations. None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

In this annual report, “we,” “us,” “our company,” and “our” refer to CNFinance Holdings Limited, a Cayman Islands exempted company with limited liability and its subsidiaries and consolidated affiliated entities, including but not limited to Shenfanlian Investment (Shenzhen) Group Co., Ltd. and Guangzhou Heze Information Technology Co., Ltd., as a group.

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

For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The former accounting firm that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

The PRC government has significant authority to exert influence on the ability of a company based in China, such as ours, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. We face risks associated with regulatory approvals of overseas offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. For example, in recent years, regulatory actions undertaken by China’s government, including the enactment of China’s new Data Security Law, amended Cybersecurity Review Measures, Personal Information Protection Law, Regulations for the Administration of Network Data Security, Cybersecurity Law as amended, and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. For example, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the anti-monopoly law. Although we do not believe the current antimonopoly laws and regulations have a material adverse impact on our business and results of operations, any failure or perceived failure by us to comply with the relevant anti-monopoly laws and regulations may result in governmental investigations, enforcement actions or lawsuits and could have an adverse impact on our business and results of operations.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like ours. These risks could result in a material change in our operations and the value of our Class A ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Additionally, trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including the accounting firms that prepared the audit reports included in this annual report. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we use such accounting firm to conduct audit work, we would be identified as a Commission-Identified Issuer under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. Such risk could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The former accounting firm that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.”

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	The PRC government has significant oversight over the conduct of our business and as such may influence our operations, which may potentially result in a material adverse effect on our operations.

●	The oversight of the China Securities Regulatory Commission, Cybersecurity Administration of China or other governmental authorities may adversely affect our business and their approval may be required in connection with future offerings of securities overseas or to maintain the listing status of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	The collaboration model we have in place with our sales partners to acquire borrowers might be regarded as financial marketing and might face compliance risks.

●	The former accounting firm that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Risks Related to Our Business

●	We have a limited operating history and our business practice continues to evolve, which makes it difficult to evaluate our future prospects.

●	Our credit strengthening services to the trust plans as the subordinated unit holder might be subject to challenges by relevant regulatory authorities, and we may potentially be required to obtain licenses.

●	Our trust company partners operate in a strictly regulated industry. If the practice of our trust company partners, including the cooperation arrangements with us, is challenged under any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Our business may be adversely affected if we are unable to secure funding on terms acceptable to us or our borrowers, or at all.

●	We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

●	Our collaboration model with our sales partners might be subject to challenges by relevant regulatory authorities.

●	Some of our funding sources are highly regulated and are subject to the changing regulatory environment. If any of the funding sources is deemed to violate the PRC laws and regulations, we may need to secure new funding-failure of which may result in material and adverse impact on our business, financial condition, results of operations and prospects.

●	Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

●	Our business depends on our ability to collect payment on and service the transactions we facilitate.

●	The foreclosure action and enforcement process may be time-consuming, difficult and uncertain for legal and practicable reasons, which could adversely affect our liquidity, business, financial condition and results of operations.

●	Credit and other information that we or our trust company partners or our commercial bank partners receive from prospective borrowers and third parties about a borrower and the collateral may not accurately reflect the borrower’s creditworthiness or the collateral’s fair/recoverable value, which may compromise the accuracy of our and our trust company partners’ credit assessment.

●	We primarily rely on our trust company partners and our commercial bank partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these partners and borrowers may be deemed as intermediation contracts under the Civil Code of the People’s Republic of China (the “Civil Code”).

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NYSE. If we continue to fail to meet this requirement and NYSE determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

●	Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

●	Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2025 taxable year, and we will likely be a PFIC for 2026 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

The PRC government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local PRC governments of may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or specific regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. The PRC government has recently published new policies that significantly affected certain industries such as real estate and credit industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For example, on November 1, 2021, the Personal Information Protection Law came into effect. Although we do not believe the current personal information protection laws and regulations have a material adverse impact on our business and results of operations, any failure or perceived failure by us to comply with the relevant personal information protection laws and regulations may result in governmental investigations, enforcement actions or lawsuits and could have an adverse impact on our business and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission promulgated the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their financing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our offshore offerings prior to the effective date of the Overseas Listing Trial Measures, but we may be subject to the filing requirements for our financing activities under the Overseas Listing Trial Measures. Any securities offerings and listings outside of mainland China by our Company after the effective date of the Overseas Listing Trial Measures, including but not limited to follow on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in connection with requirements of obtaining prior approval for the listing of our ADSs.

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which became effective on March 31, 2023. The Confidentiality Provisions requires, among others, that companies based in mainland China seeking to offer securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such companies or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Any failure to comply with Confidentiality Provisions may materially and adversely affect our business, results of operations, financial conditions and prospects.

As of the date of this annual report, we have not provided files or copies of files outside China that involve national secrets, national security, vital interests, or have important preservation value to the nation and society. However, we cannot guarantee that relevant government agencies of China, including the CSRC, will share the same opinion as ours.

The interpretation and implementation of these opinions and rules remain unclear. We cannot assure you that we will not be required to obtain the approval of or file with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on NYSE or to conduct offerings of securities in the future. If such approvals are required, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On October 28, 2025, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Cybersecurity Law of the People’s Republic of China, which took effect on January 1, 2026. The amended Cybersecurity Law significantly increases the administrative penalties for cybersecurity violations to align with the Data Security Law and the Personal Information Protection Law. Specifically, for violations that result in serious consequences, the maximum fine for network operators has been raised from RMB1 million to RMB10 million, and directly responsible personnel may face fines of up to RMB1 million. The amended Cybersecurity Law also broadens its extraterritorial jurisdiction, stipulating that any overseas organizations or individuals engaging in data processing or other activities that endanger the cybersecurity of the PRC shall be held legally liable.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion.

On June 9, 2016, SAFE issued the Circular on Reforming and Standardizing the Management Policy of Capital Account Settlement, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 16 stipulates that if there is any inconsistency between previous circulars (such as SAFE Circular 19) and SAFE Circular 16, SAFE Circular 16 shall prevail. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations. Specifically, the use of such Renminbi funds shall comply with the following provisions: (i) they shall not be used directly or indirectly for expenditures outside the scope of business of the enterprise or prohibited by national laws and regulations; (ii) unless otherwise expressly provided, they shall not be used directly or indirectly for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings not higher than Level 2); (iii) they shall not be used for the release of loans to non-affiliated enterprises except for cases expressly permitted by the scope of business; and (iv) they shall not be used for the purchase of residential properties not for self-use (except for enterprises engaging in real estate development and real estate leasing).

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our non-PRC subsidiaries is a PRC resident enterprise for enterprise income tax purposes, we or any such non-PRC subsidiary will be subject to PRC enterprise income on our or such subsidiary’s worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

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

The former accounting firm that prepared the audit reports included in this annual report, like other independent registered public accounting firms operating in China, was historically not permitted to be subject to inspection by the PCAOB, and consequently, investors were deprived of the benefits of such inspection in the past. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

Independent registered public accounting firms that issue the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. KPMG Huazhen LLP, our former independent registered public accounting firm who audited the consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023 included elsewhere in this annual report, is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities.

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

Our current auditor, HTL International, LLC (“HTL”), the independent registered public accounting firm that issues the audit report for the years ended December 31, 2024 and 2025 included elsewhere in this annual report, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB may conduct inspections to assess our auditor’s compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

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

We fund most of the loans we originate through our trust company partners. Loans funded by our trust company partners are disbursed to borrowers directly through trust plans. 70.7%, 87.3% and 78.4% of our home equity loan origination volume was originated under trust lending model in 2023, 2024 and 2025, respectively. In order to expand our funding channels, we launched a new funding model in 2021 in collaboration with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. 29.0%, 9.8% and 8.1% of our home equity loan origination volume was originated under collaboration with commercial banks in 2023, 2024 and 2025, respectively.

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

70.7%, 87.3% and 78.4% of our total home equity loan origination volume was originated under trust lending model in 2023, 2024 and 2025, respectively. Among the loans originated through our trust lending model, 55.8%, 37.9% and 13.1% were funded through FOTIC trust plans in 2023, 2024 and 2025, respectively. We generally acquire borrowers through the collaboration model where we collaborate with sales partners who introduce borrowers and receive incentives. See “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2022, we started to collaborate with a sales partner and the balance of outstanding loan principal of the loans issued to borrowers introduced by such sales partner accounted for 94.7% of our total balance of outstanding loan principal as of December 31, 2025. Although we have long-standing relationship with our trust company partners and such sales partner, there is no guarantee as to the continuation of the relationships between our trust company partners, such sales partner and us. We endeavor to diversify our funding source and borrower acquisition channel, but there is no assurance that we will be successful. The loss of any of our trust company partners, in particular FOTIC, or the afore-mentioned sales partner, whether as a result of its decision to acquire services from our competitors, or otherwise, would have a material adverse effect on our financial condition, liquidity and results of operations.

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

We may not be able to achieve low delinquency ratio for loans originated by us, or such delinquency ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. The outstanding principal of home equity loans (including loans held for sale) originated by us was RMB11,828 million, RMB10,124 million and RMB8,448 million (US$1,208 million) as of December 31, 2023, 2024 and 2025. The delinquency ratio for loans originated by us (excluding loans held for sale) increased from 15.54% as of December 31, 2023 to 29.72% as of December 31, 2024, and to 50.26% as of December 31, 2025. Our NPL ratio (excluding loans held for sale) increased from 1.11% as of as of December 31, 2023 to 8.50% as of December 31, 2024, and to 35.62 % as of December 31, 2025. In order to diversify our financing channels to better serve the demands of MSE owners with credible funding sources, we started to collaborate with commercial banks in 2021, under which model we provide guarantees against the potential defaults and such contractual guarantee arrangement is underwritten by the guarantor company to which we provide back-to-back guarantee at request. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Commercial Bank Partnership.” Accordingly, our results of operations, financial position and liquidity could be materially and adversely affected if we cannot achieve low delinquency ratio for the loans generated under such new funding model. Furthermore, our borrower base continues to expand with the growth of our business operations, which may include loan applicants with lower creditworthiness. We may not be able to achieve low delinquency ratio for loans originated by us in the future, or return to the low delinquency ratio or NPL ratio we achieved in the past.

Our high leverage ratio may expose us to liquidity risk and we may not have sufficient capital reserve to manage losses.

As part of the collaboration we have with our trust company partners, we subscribe to subordinated units in trust plans through our subsidiaries and fund those units with (i) our own funds and (ii) funding from transferring our right to earnings in subordinated units to third parties. We transfer our right to earnings in subordinated units to third parties with a repurchase arrangement, which requires us to repurchase the right to earnings in subordinated units. For details of our repurchase agreements with third parties under the trust lending model, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Funding Sources.” In 2023, 2024 and 2025, we transferred our right of earnings in subordinated units to a certain private equity fund and to a certain third party. Our financing costs under such repurchase arrangement ranged from 8% to 14% per annum of the transfer prices in 2023, 2024 and 2025. We are required to consolidate all of the results under trust plans on our consolidated financial statements, including those of the senior units. This consolidation is necessary as our trust lending model creates exposure to variability of returns from the activities of the trust plans.

We historically operated a small direct lending business through our small loan subsidiaries, financed with our own funds or funds we received from third parties by transferring our rights in the loans together with a repurchase arrangement.

As a result of our funding model, we may be exposed to high leverage ratio. Our leverage ratio was 4.1 times, 4.9 times and 2.0 times as of December 31, 2023, 2024 and 2025, respectively. Our high level of borrowings and leverage ratio may adversely affect our liquidity and business operations, including but not limited to increasing our vulnerability under adverse economic condition, potentially limiting our ability to raise more debt and increasing our exposure to interest rate fluctuation. Our business and results of operations also depend on our ability to secure cost-effective financing. The third parties to whom we transfer our right to earnings or small rights to earnings in loans principal, interest and financing service fee receivables may not continue to provide funding at rates acceptable to us, and we may not find alternative financing at similar rates, or at all.

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

In 2023, 2024 and 2025, loans secured by second lien interest accounted for 62.9%, 58.7% and 53.9%of our loan origination volume of home equity loans, respectively. For loans secured by second lien interests, our rights over the collateral will be subordinated to other secured creditors with higher priority. If the borrowers default, we may not be able to collect the full amount of our security interests in the collateral due to lien subordination. There is no assurance that we will be able to realize the value of the collateral as we anticipated in a timely manner, or at all. As a result, our business, financial condition, results of operations and prospects may be adversely affected.

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

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventative measures. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, require us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. Furthermore, the Measures for the Administration of the Reporting of National Cybersecurity Incidents, issued by the Cyberspace Administration of China on September 11, 2025 and effective on November 1, 2025, impose additional reporting obligations. These measures bring within their regulatory scope incidents that harm networks, information systems, or their associated data and business applications due to human causes, cyberattacks, network vulnerabilities, software or hardware defects and malfunctions, force majeure, or other factors that negatively impact the state, society, or the economy. The measures explicitly define the reporting processes, channels, and timeframes for such events. Specifically, for cybersecurity incidents classified as relatively large or more severe, such as the leakage of personal information of more than one million citizens, network operators are required to report to the competent local provincial cyberspace administration promptly, and in no event later than four hours after the occurrence. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers and partners and adversely affect our business and results of operations. We do not have cybersecurity insurance in case of security breach. As of the date of this annual report, we have not experienced any material incidents of security breach.

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

The PRC Anti-money Laundering Law, which became effective in January 2007 and was amended on November 8, 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and records and reports on large transactions and suspicious transactions. Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions, effective in August 2021 and amended in September, 2025, provides that a financial institution shall, according to the provisions, establish and improve the internal control system for combating money laundering and financing of terrorism, assess risks of money laundering and financing of terrorism, establish a risk management mechanism commensurate with the risk status and business scale, build an information system for combating money laundering, and establish or designate a department and appoint corresponding personnel to effectively perform the obligations of combating money laundering and financing of terrorism. Notably, this amendment expanded the regulatory coverage to ensure that policy banks, the banking, securities, futures, fund management, and insurance industries, as well as various newly emerged licensed institutions within these sectors, are all included as anti-money laundering obligated entities. In conjunction with these revisions, the People’s Bank of China issued the Notice on Matters Concerning the Implementation of the “Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions” on October 20, 2025, which further specifies the regulatory division of responsibilities and operational requirements.

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

On May 1, 2025, the PBOC issued the Administrative Measures for Data Security in the Business Fields of the People’s Bank of China, which will become effective on June 30, 2025. These measures apply to data processing activities conducted by financial institutions within the PBOC’s regulatory scope. The measures mandate that data processors establish a comprehensive data classification and grading system, categorizing business data into general, important, and core data. Financial institutions are required to implement full-lifecycle security management mechanisms covering data collection, storage, usage, processing, transmission, provision, and deletion. Specifically, the measures impose strict access controls, encryption, and de-identification requirements for highly sensitive data. Additionally, processors of important data must conduct annual data security risk assessments and submit reports to the PBOC, alongside establishing rigorous incident monitoring, emergency response, and regulatory reporting procedures

As of the date hereof, there is no such terms or provisions that we are entrusted or authorized to collect such information from the borrower by the trust companies and commercial banks in the agreements between us and the trust companies and commercial banks. We have collected information from the borrowers with the borrowers’ express consent. Although the Specifications are a recommended industry standard and have no mandatory legal force, but they might still be referred to by regulatory agencies. Therefore, if our collecting, storing and sharing of the borrower’s above-mentioned information are found to be in violation of the laws, it could have an adverse impact on our business model and adversely affect our business operations, especially in terms of our collaboration model with commercial bank partners.

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

As of December 31, 2025, we operated our businesses primarily in over 64 leased properties in Shenzhen, Wuhan, Xi’an, Beijing and other cities in China. We have not signed lease contracts or not renewed expired lease contracts with respect to a small portion of such leased properties, and we may be forced to relocate if the lessors request us to leave the premises. With respect to a small portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a small portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect the effectiveness. However, landlords and tenants may be subject to administrative fines for such failure.

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

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of the Group’s internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.

The Group’s management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We are exempt from the requirement of an attestation report issued by our registered public accounting firm because we are a non-accelerated filer. The Group will endeavor to maintain an effective internal control system, but any failure may cause the Group’s management not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. To the extent the Group’s independent registered public accounting firm is required to attest to, and report on, the effectiveness of the Group’s internal control over financial reporting in the future, it may not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of the Group’s financial statements and negatively impact the trading price of the ADSs. Furthermore, the Group has incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

In addition, there is no assurance that we or our auditor will not identify deficiencies in the Group’s internal control over financial reporting that are deemed to be material weaknesses and render the Group’s internal control over financial reporting ineffective for any future periods. If the Group fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, the Group may not be able to conclude on an ongoing basis that the Group has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Group fails to achieve and to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose the Group to increased risk of fraud or misuse of corporate assets and subject the Group to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

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

We account for compensation costs for all share-based awards using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2018 Plan decides. Under the 2018 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 307,608,510 shares. As of the date of this annual report, options to purchase a total of 307,608,510 Class A ordinary shares were outstanding under the 2018 Plan. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Kylin Investment Holdings Limited, a company incorporated in the British Virgin Islands, holds 17.8% of our Class A ordinary shares. As a result, each shareholder has significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company, and might reduce the price of our ADSs.

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

Substantially all of our assets and operations are located in China. We have developed a network of 37 branches and sub-branches in over 30 cities in China. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiaries should be the same. As our business grows rapidly, we may change the place of business according to market development strategy. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of their business. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties, which may adversely affect our business and results of operations.

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

We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NYSE. If we continue to fail to meet this requirement and NYSE determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

Our ADSs are listed on the NYSE. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Section 802.01C of the NYSE Listed Company Manual (“Price Criteria”).

We were notified by NYSE on April 7, 2025, that we were not in compliance with the Price Criteria, as the average closing price of our ADSs was less than US$1.00 over thirty (30) trading-day period. NYSE provided us with a cure period of six (6) months following receipt of the notification to regain compliance with NYSE continued listing standards. As part of our efforts to regain compliance with the Price Criteria, we changed the ratio of our ADSs to Class A ordinary shares, par value US$0.0001 per share, from the current ratio of one (1) ADS to twenty (20) Class A ordinary shares to a new ratio of one (1) ADS to two hundred (200) Class A ordinary shares. The change became effective on September 5, 2025. On October 1, 2025, we received a notification letter from NYSE that our stock price was above the NYSE’s minimum requirement of US$1.00 based on a thirty (30)-trading day average ended September 30, 2025. Accordingly, we have regained compliance with the Price Criteria, and will continue to be traded on the NYSE.

There can be no assurance that we will continue to meet the minimum bid price requirement or any other requirements in the future. The failure to maintain our listing on the NYSE would have an adverse effect on the market price and liquidity of our ADSs. Without a NYSE listing, shareholders may have a difficult time getting a quote for the sale or purchase of our ADSs, the sale or purchase of our ADSs would likely be made more difficult, and the trading volume and liquidity of our ADSs could decline. Delisting from the NYSE could also result in negative publicity and could make it more difficult for us to raise additional capital.

Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. After the expiration of the one-year lock-up period, each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder, subject to approval by the Directors. Class A ordinary shares are convertible into Class B ordinary shares at the option of the holder, subject to approval by the Directors. Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares upon any sale, transfer, assignment, or disposition to any person who is not an Affiliate of a Director or Officer, or upon a change of beneficial ownership resulting in a person who is not an Affiliate of a Director or Officer becoming a beneficial owner. Each Class B ordinary share confers upon the holder the same rights as Class A ordinary shares with respect to dividends and distributions, and the return of capital on liquidation, dissolution, or winding-up on a pari passu basis.

As a result of this dual-class share structure, the holders of our Class B ordinary shares have significant control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. We plan to issue Class B ordinary shares in the near term, which will result in a concentration of voting power and significantly limit the voting influence of our Class A shareholders. In addition, such issuance of Class B ordinary shares would substantially dilute the percentage ownership held by the investors who purchased ADSs.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2025, we had 1,371,643,240 Class A ordinary shares outstanding. Among these shares, 827,681,600 Class A ordinary shares are in the form of ADSs. All of our ADSs sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from May 5, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these Class A ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our Class A ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly. We adopted an equity incentive plan in 2018, or the 2018 Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We have registered certain Class A ordinary shares that we may issue under our share incentive plans and intend to register all Class A ordinary shares that we may issue under our share incentive plans. Once we register these Class A ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our Class A ordinary shares or securities convertible into our Class A ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any Class A ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its Class A ordinary shares in the form of ADSs during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. On March 16, 2024, the Company’s board of directors authorized to extend the share repurchase program for 24 months commencing on March 16, 2024. As of December 31, 2025, our Company had repurchased a total of 0.8 million ADSs at an aggregate amount of US$19.0 million.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our ordinary and/or ADSs could diminish our cash reserves.

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

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our third amended and restated memorandum and articles of association, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by our third amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to U.S. law) as well as from the common law of England. The decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholders derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies save for some exceptions. Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable), and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, or, by having such disputes referred to and finally resolved by an arbitration either in New York, New York or in Hong Kong, subject to certain exceptions solely related to the aspects of such claims that are related to U.S. federal securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities-American Depositary Shares” for more information.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underling your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Although the matter is not entirely clear, we were likely a passive foreign investment company (a “PFIC”) for our 2025 taxable year, and we will likely be a PFIC for 2026 and our future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. taxpayers.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trusts plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill and other intangible assets (to the extent attributable to the services we provide) and fee receivables on the other hand. The value of our goodwill and other intangible assets, and the extent to which our goodwill and other intangible assets should be treated as active assets, are not entirely clear. Moreover, the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, which has declined in recent years and may continue to decline or be volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which as discussed above may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2025 and prior taxable years, and will likely be a PFIC for our 2026 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. taxpayers should consult their tax advisers regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

For purposes of the PFIC rules “passive income” is defined by way of a cross-reference to Section 954(c) of the Internal Revenue Code of 1986, as amended (the “Code”), which applies for purposes of the Code’s “controlled foreign corporation” (“CFC”) rules. A different provision under the CFC rules (namely Section 954(h) of the Code) sets forth an exception for interest income derived by “eligible CFCs” that are “predominantly engaged” in the active conduct of a financing or similar business (the “Active Financing Exception”). Because the Active Financing Exception addresses eligible CFCs, there has been uncertainty as to whether it could apply to determine the PFIC status of companies that are not CFCs, such as our company. Proposed Treasury regulations promulgated in 2019 (the “2019 Proposed Regulations”) provided that the Active Financing Exception could apply to determine the PFIC status of such companies. However, in 2020 these regulations were finalized (the “2020 Final Regulations”) without addressing the Active Financing Exception. Although the 2020 Final Regulations are silent on the availability of the Active Financing Exception to companies like us, in the preamble to the 2020 Final Regulations Treasury expressed its position that under current law the Active Financing Exception does not apply in determining the PFIC status of a company that is neither a CFC nor a bank. The 2020 Final Regulations apply to taxable years of shareholders beginning on or after January 14, 2021. Treasury indicated in the preamble to the 2020 Final Regulations that taxpayers can rely on the 2019 Proposed Regulations to apply the Active Financing Exception for any open taxable year ending on or before December 31, 2020. Concurrently with the issuance of the 2020 Final Regulations, Treasury issued proposed regulations (the “2020 Proposed Regulations”) that would state explicitly that the Active Financing Exception is available only if the tested non-U.S. corporation is a bank. The 2020 Proposed Regulations have not been finalized yet. Based on the foregoing, our ADS holders and shareholders (i) generally are permitted to apply the Active Financing Exception for a taxable year ending on or before December 31, 2020 (provided that we in fact satisfied the exception’s conditions for the relevant year), (ii) should expect that the Internal Revenue Service will not agree with a return position that applies the Active Financing Exception for any subsequent taxable year, and (iii) should be aware that if the 2020 Proposed Regulations are finalized in their current form they generally will not be able to take the position that the Active Financing Exception applies for any taxable year to which the regulations will apply. If we were “predominantly engaged” in the active conduct of a financing or similar business (as defined for purposes of the Active Financing Exception) and met all of the exception’s requirements, then we would not be a PFIC for any taxable year with respect to which taxpayers validly applied the Active Financing Exception, if applicable. U.S. owners of our ADSs or Class A ordinary shares should be aware that we have not determined whether these requirements were in fact satisfied. Moreover, if any of our trust plans is treated as a partnership for U.S. federal income tax purposes, and if such trust’s senior unit holders are treated as owning interests in such partnership other than as creditors, the characterization of our interest income as active under the Active Financing Exception may also depend, in part, on whether we owned 25% or more of the value of such trust for the relevant taxable years. U.S. owners of our ADSs or Class A ordinary shares should consult their tax advisers as to whether the Active Financing Exception could apply to us with respect to any taxable year prior to the finalization of the 2020 Proposed Regulations, and whether it is advisable to take this position in light of Treasury’s views, as described above.

A U.S. taxpayer that owns our ADSs or Class A ordinary shares during any year in which we are a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” in this annual report. U.S. taxpayers should consult their tax advisers regarding our PFIC status for any taxable year and the tax considerations relevant to owning shares or ADSs of a PFIC.

Item 4. Information On The Company

4.A. History and Development of the Company

We started our operations in 1999 through Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd., which became our onshore holding company of the main operating subsidiaries in the PRC. In 2000, we formed our wholly owned Hong Kong subsidiary, China Financial Services Group Limited (“CFSGL”), as the offshore holding company of our PRC subsidiaries. In 2006, we were spun off from Fanhua Inc., a company listed on NASDAQ and changed its English name to “AIFU Inc.” in April 2025 (symbol: AIFU), and formed Sincere Fame International Limited (“SFIL”) under the laws of British Virgin Islands as the holding company of CFSGL. In January 2014, CNFinance Holdings Limited was incorporated under the laws of Cayman Islands. CNFinance Holdings Limited became our holding company through share exchanges with the shareholders of SFIL in March 2018. We conduct our business in the PRC primarily through Shenfanlian Investment (Shenzhen) Group Co., Ltd., Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities.

In November 2018, our ADSs were listed on the New York Stock Exchange under the symbol “CNF.” In November 2024, we changed our corporate name from “CNFinance Holdings Limited 泛華金融控股有限公司” to “CNFinance Holdings Limited 深泛联控股有限公司”. Following the ratio change of the Company’s ADSs to Class A ordinary shares, which commenced on September 5, 2025, each ADS now represents two hundred (200) of our Class A ordinary shares.

On December 10, 2025, we held an extraordinary general meeting and adopted a dual-class shareholding structure by amending the authorized share capital of the Company:

(a)	FROM: US$380,000 divided into 3,800,000,000 Ordinary Shares of a nominal or par value of US$0.0001 each

(b)	TO: US$2,000,000 divided into 18,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, by:

(i)	the re-designation and reclassification of 1,559,576,960 authorized issued Ordinary Shares of a nominal or par value of US$0.0001 each into 1,559,576,960 Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company;

(ii)	the re-designation and reclassification of 2,240,423,040 authorized and unissued Ordinary Shares into 2,240,423,040 Class A Ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company; and

(iii)	the increase in the authorized share capital of the Company by the creation of 14,200,000,000 authorized but unissued Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company and 2,000,000,000 authorized but unissued Class B Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company.

Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters subject to vote at a general meeting of us. As of the date of this Annual Report, we have not issued any Class B ordinary shares.

Our principal executive offices of our main operations are located 22/F, South Finance Center, No. 7 Chunrong Road Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China. Our telephone number at this address is +86 (020) 6231-6688. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website, http://ir.cashchina.cn/.

4.B. Business Overview

Overview

We are a leading home equity loan service provider in China. We, through our operating subsidiaries in China, conduct business by connecting demands and supplies through collaborating with sales partners and trust companies as well as commercial banks. Our sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to us and we introduce eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. We have established a national network of 37 branches and sub-branches in over 30 cities in China. In 2023, 2024 and 2025, we originated home equity loans with an aggregate principal amount of RMB17.3 billion, RMB9.8 billion and RMB1.6 billion, representing a decrease of 43.4% and 83.6% as compared to 2023 and 2024, respectively.

Our primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 and other major cities in China. We originated home equity loans for 23,910, 12,912 and 2,688 (including 211 under the commercial bank partnership model) borrowers in 2023, 2024 and 2025, respectively. These MSE owners typically have quick cash flow turnover from their business operations with high demand for working capital. Their financing needs are often unpredictable, time-sensitive and frequent. We believe our target borrowers are underserved by traditional financial institutions due to various reasons. Traditional financial institutions often impose stringent and inflexible loan application requirements designed for large corporations, making it difficult for MSE owners to meet such requirements. In addition, time-consuming and cumbersome requirements often limit MSE owners’ ability to meet their imminent financing needs. Moreover, unlike in the United States where home equity loans commonly serve as a financing alternative, traditional lenders in China, such as large commercial banks, typically do not grant loans secured by second lien interests and are generally less incentivized to introduce innovative home equity loan products.

We aim to serve our target borrowers by facilitating home equity loans and providing tailored services. Our standardized and integrated online and offline credit application and assessment process shorten the time of loan disbursement, providing expeditious financing solutions to MSE owners. We offer home equity loans to MSE owners that allow them to repay only the interests by installments and repay the full principal amount when due. In addition, we also facilitate home equity loans to MSE owners in the form of installment loans with a tenor typically ranging from one to three years, assisting borrowers’ short-term and long-term business planning. In 2023, 2024 and 2025, the average tenor of the home equity loans we originated was 12, 12 and 10 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 16.9%, 16.6% and 16.1% per annum, respectively. Such loan products are secured by first or second lien interests on real properties. 62.9%, 58.7% and 53.9% of our total home equity loan origination volume in 2023, 2024 and 2025, respectively, was secured by second lien interests. Depending on the value of the collateral and the creditworthiness of the borrower, we offer flexible loan principal typically ranging from RMB100,000 to RMB5,000,000.

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

Through trust lending model we collaborate with our trust company partners, who are well-established trust funds in China with sufficient funding sources and have licenses to engage in lending business nationwide. This structure provides us with stable funding sources. Under the trust lending model, our trust company partners set up trust plans and acquire funding from their investors. Trust plans are typical investment vehicles in which investors participate by subscribing to trust units and receive a return as set out in subscription agreements. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a pre-determined ratio with a term of one to three years. The loans funded by the trust products, however, have terms typically ranging from one to three years. For details of matching our funding sources and loans we facilitate, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Matching of Terms of Funding Sources and Loans.” The contractual ratio of the senior units and subordinated units of trust plans or products is determined pursuant to our collaboration agreements with our trust company partners, which set the upper limit to such ratio at a range of no higher than 3:1. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Terms of the Trust Plans” and “Item 4. Information on the Company—B. Business Overview—Our Products—Trust Lending—Funding Partners.” As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units under most trust plans. By subscribing to subordinated units, we are entitled to the residual value from trust plans after certain payments to senior unit holders, trust company partners and third-party service providers. Payments to senior unit holders consist of expected investment returns which are usually paid quarterly and principal amounts which are repaid upon borrowers’ payments of underlying loans. We as subordinated unit holders are paid each quarter after the quarterly payment of interest returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.5% to 8.0% per annum of the issuance number of senior units in 2025, and our financing costs for subordinated units under repurchase arrangements with financial institutions was 9.5% to 13.8% per annum of the transfer prices for such subordinated units in 2025. Our cost of the subordinated units as measured by the investment amount was RMB2,377.2 million, RMB1,776.2 million and RMB293.1 million (US$41.9 million), as of December 31, 2023, 2024 and 2025, respectively. Our investment return from the subordinated units was RMB495.9 million, RMB478.1 million and RMB(139.3) million (US$(19.4) million) in 2023, 2024 and 2025, respectively. We are designated as the service provider and provide post-loan services such as payment monitoring, debt collection and release of collateral as the need arises. We receive a performance-based service fee up to 8% per annum of the size of the trust plan charged to the trust plans for the services we provide.

In December 2018, we introduced our collaboration model to optimize our collaboration with trust companies. Sales partners recommend borrowers to us by direct cooperation with us or joining limited partnerships. By contributing an amount equal to 5% to 25% of the loans issued to the borrowers introduced by them, sales partners receive incentive fees upon a pre-agreed schedule and other conditions. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” As of the date of this annual report, we have around 2,187 contracted sales partners in total, among which around 127 are effective sales partners.

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

In 2023, 2024 and 2025, over 95.0% of our borrowers were introduced to us by our sales partners under the trust lending model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” In 2023, we started to introduce sales partners under the commercial bank partnership model. 97.8% of borrowers introduced to commercial banks were acquired through sales partners, and 2.2% of borrowers introduced to commercial banks were acquired through local channel partners in 2025.

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

We originated home equity loans for 23,910, 12,912 and 2,688 (including 211 under the commercial bank partnership) borrowers in 2023, 2024 and 2025, respectively. Our borrowers have presence in over 30 Tier 1 and Tier 2 and other major cities in China and are geographically dispersed.

Borrower Acquisition

Under the Collaboration Model, we acquire our borrowers primarily through our sales partners. In 2023, 2024 and 2025, over 95.0% of our borrowers were introduced to us by our sales partners under the trust lending model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products——Collaboration Model.”

Under our partnership with commercial banks, we have diversified our borrowers’ profiles with more competitive pricing and efficiency. In 2023, we started to introduce sales partners under the commercial bank partnership model as well. Around 97.8% of borrowers introduced to commercial banks were acquired through sales partners, and 2.2% of borrowers introduced to commercial banks were acquired through local channel partners in 2025. Borrowers are engaged through our local offices and word-of-mouth marketing. Our local staff works with various local channel partners including corporate and individual offline channels and telemarketing companies. We align the incentive of our local staff by offering a commission equal to a pre-determined fixed rate of the loan origination amount.

Our Products

The home equity loans we facilitate permit borrowers to borrow relatively large amounts up to 70% LTV ratio. Our weighted average LTV ratio was 62.0%, 60.5% and 60.0%, for home equity loans originated in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, we originated home equity loans for trust companies of RMB12.2 billion, RMB8.6 billion and RMB1.3 billion (US$0.2 billion), respectively. And we introduced loans of RMB5.0 billion, RMB1.0 billion and RMB0.1 billion to commercial banks in 2023, 2024 and 2025, respectively.

The home equity loans we facilitate are typically secured by apartments, houses or commercial properties owned by borrowers. Unlike most traditional financial institutions, the home equity loans we facilitate can be secured with second lien interests on top of the first lien interests with banks, offering additional financing to MSE owners not otherwise readily available to them.

We facilitate home equity loans with flexible tenors typically ranging from one to three years enabling borrowers’ short-term and long-term business planning. In 2023, 2024 and 2025, the average tenor of the home equity loans we originated was 12, 12 and 10 months.

The home equity loans we originate under trust lending model are also competitively priced, with a weighted average effective interest rate of 16.9%, 16.6% and 16.1% per annum in 2023, 2024 and 2025, respectively. The interest rates of our loan product under commercial bank partnership model ranged from 7% to 16%, which had attracted more borrowers with higher credit record. We offer home equity loan products that allow borrowers to repay only the interests by installments and repay the full principal amount when due. In addition, we also provide home equity loan products that require monthly payments comprising principal and interests repayments, making it easier for borrowers to manage their cash flow and for us to timely monitor borrowers’ creditworthiness. Borrowers are obligated to pay directly to the trust plans in full the principal amount plus interest when due. We offer a flexible repayment schedule for installment loans, including but not limited to (i) an equal monthly installment comprising principal and interests evenly distributed throughout the life of the loan, (ii) a monthly installment comprising principal and interests in accordance with a pre-agreed step-down schedule, where a borrower starts with a higher equal monthly installment that decreases after a defined period and (iii) a monthly installment of interests only and full repayment of loan principal when due.

To foster our home equity loan business, we also provide bridge loan products, which are generally unsecured short-term loans, to pay off borrowers’ existing loans secured by real property. As a result, such real property will be released from existing loans and can be used as collateral for the home equity loans we facilitate. Once borrowers obtain home equity loans facilitated by us, the bridge loans granted by us will be repaid in full. We granted bridge loans of RMB7.8 million, RMB11.2 million and RMB21.8 million (US$3.1 million) in 2023, 2024 and 2025, respectively. We may continue to originate bridge loans going forward as the need arises.

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

As part of the collaboration we have with our trust company partners, we are required to subscribe to all of the subordinated units of each trust product issued under most long-term trust plans. Our cost of the subordinated units as measured by the investment amount was RMB2,377.2 million, RMB1,776.2 million and RMB293.1 million (US$41.9 million), as of December 31, 2023, 2024 and 2025, respectively. The trust plans typically pay senior unit holders an amount that equals (i) an expected rate of investment return, which is usually paid quarterly, plus (ii) the principal amount invested, which is the prompt repayment to trust companies after borrowers made payments for the underlying loans. The expected rate of investment return is provided in the subscription agreements of the senior units, to which we are not a party. Such rate of investment return is usually determined by our trust company partners based on market conditions and presented as an estimate. If the expected rate of investment return is not met, our trust company partners are not under any contractual obligation to top up for any shortfalls while we as the subordinated unit holders are required to manage the underlying NPLs to make up the shortfalls pursuant to our credit strengthening services. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services.” We as subordinated unit holders are paid each quarter after the quarterly payment of investment returns to senior unit holders and upon maturity after the payment of principal amounts to senior unit holders. The trust company partner is responsible for administering the trust plan and is paid a trust administrative fee.

We are responsible for maintaining the asset quality and receive a performance-based service fee of up to 8% per annum of the size of the trust plan for the services we provide, which decreases with the growth of percentage of NPLs in the amount of loans we facilitated. We as the subordinated unit holder also retain any residual value in trust plans after deducting (i) repayment of principal amount invested by senior unit holders, (ii) financing costs for the senior units, which primarily consist of the expected rate of return to the senior unit holders, (iii) administrative fee payments to trust companies and certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee to us as service provider of up to 8% per annum of the size of the trust plan. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.5% to 8.0% per annum of the issuance number of senior units in 2025.

We received performance-based fee payments of RMB409.0 million, RMB300.2 million and RMB103.6 million (US$14.4 million) in 2023, 2024 and 2025, respectively. Our investment return from the subordinated units was RMB495.9 million, RMB478.1 million and RMB(139.3) million (US$(19.4) million) for the same periods.

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

Funding Partners

As of the date of this annual report, we have formed partnerships with well-established trust companies under our trust lending model, including FOTIC, COFCO Trust, Zhonghai Trust, , Shaanxi International Trust, Bohai Trust, and National Trust. Through these collaborative partnerships, we have access to flexible funding of RMB578.6 million sourced from the senior unit holders as of December 31, 2025. 55.8%, 37.9% and 13.1% of the loans we originated in 2023, 2024 and 2025, respectively, were funded through FOTIC, mainly due to our familiarity and long-standing relationship with FOTIC. We also work with other leading trust partners to diversify our funding sources.

Funding Sources

Our trust company partners have developed various trust plans to provide home equity loans to borrowers we acquire and recommend. For the years ended December 31, 2023, 2024 and 2025, home equity loans we facilitated under the trust lending model amounted to RMB12.2 billion, RMB8.6 billion and RMB1.3 billion (US$0.2 billion), respectively. Each trust plan issues multiple trust products which are funded with senior and subordinated units at a predetermined ratio. The trust company partners may also transfer the underlying loans of trust products with repurchase arrangements to third parties at a specified annual rate of return when the original trust products become due. We subscribe to subordinated units in the trust plans through our wholly owned subsidiaries. Our financing costs for the senior units, excluding the trust administrative fees, ranged from 7.5% to 8.0% per annum of the issuance number of senior units in 2025.

Each trust plan sets a predetermined contractual structural leverage ratio between senior units and subordinated units. We may be required to subscribe to additional subordinated units upon request of the trustee to maintain the contractual structural leverage ratio. As of the date of this annual report, we have not been obligated to purchase additional subordinated units under this requirement. Other than our obligation to maintain the contractual structural leverage ratio or provide credit strengthening services, which is discussed in more details under “Item 4. Information on the Company—B. Business Overview—Our Products—Credit Strengthening Services,” we are not contractually obligated to provide additional funding. There are no exceptions or reliefs available to the aforementioned additional funding obligation.

We fund our subscription of the subordinated units with (i) cash on hand and (ii) proceeds received through repurchase agreements with third parties with respect to subordinated units. Pursuant to such agreements, we transfer to third parties our rights to earnings in subordinated units up to an agreed investment return for a transfer price and are obligated to repurchase such right at a fixed repurchase price. Under such agreements, we continue to bear the risk of loss on the subordinated units and enjoy the upside on any return above the agreed investment return. The terms of our repurchase agreements may vary, such as obligating us to pay an expected investment return each quarter and the principal amount on or before the maturity date or requiring us to pay a lump sum amount within a specified period of time (generally within 360 days). In 2023, 2024 and 2025, we transferred our rights to earnings in subordinated units to a private equity fund and to certain third parties.

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

Our trust company partners have also implemented the pass-through repayment method in certain of the trust plans to help avoid the duration mismatch. Under the pass-through repayment method, loan repayment proceeds are usually distributed to the senior unit holders on a monthly basis to repay both the financing costs for the senior units and the principal amount invested by the senior unit holders after deducting relevant fees. Under the pass-through repayment method, the principal amount invested in the trust products is repaid as the underlying loans are repaid. As a result, terms of the underlying trust funding matched tenor of all loans we facilitated in 2023, 2024 and 2025.

Collaboration Model

We have switched to a collaboration business model to optimize the trust lending model since December 2018 to broaden our prospective borrower bases. Under the collaboration model, we generally require sales partners to contribute from a range of 5% to 25% of the loan principal they introduced (such contribution, the “CRMP”). The percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds investigated by us through market research and multiple negotiations with the local loan practitioners’ association in various cities in China, including four Tier 1 cities, key cities in the Pearl River Delta and the Yangtze River Delta. As of the date of this annual report, we have 2,187 contracted sales partners in total, among which around 127 are effective sales partners. Under such collaboration model, we will pay incentive fees, or collaboration cost, to each sales partner upon a pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. For each loan, the project cost is agreed between us and sales partners. The project cost is typically between 7.5%-9.5% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan. The project cost in the loan agreement will not change once determined. The collaboration cost is settled monthly as agreed in the collaboration agreement. We only pay the incentive fee to the sales partner according to the pre-agreed schedule when the borrower repays the loan on time, in which case the sales partner is not obligated to return such incentive fee, and the collaboration costs are not subject to reimbursement. The following chart illustrates a typical arrangement among sales partners, borrowers, trust plans, trust plan investors and us.

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

As of December 31, 2025, the percentage of options (i)(1), (i)(2), (ii) and (iii) selected by the sales partners on defaulting loans accounted for 14.0%, 73.5%, 0.5% and 12.0%, respectively. As of December 31, 2024, the above percentage of options accounted for 9.2%, 84.9%, 2.0% and 3.9%, respectively. The percentage of the option selected is calculated based on the total loans principal amount (excluding any accrued interests) under each option selected by the sales partners divided by the total loans principal amount (excluding any accrued interests) under all options selected by the sales partners. The Company allow more sales partners to select option (i)(2) to help increase their liquidity. The percentage of loans on which sales partner refused to fulfill its repayment obligation accounted for only 1.8% and 6.8% of the outstanding loan principal including loans held for sale as of December 31, 2024 and 2025 respectively.

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

The loan origination volume in 2025 under the commercial bank partnership model was RMB130 million and the outstanding loan principal recorded at the end of 2025 was RMB2.0 billion. The Company offers loan facilitation services to the borrowers who have credit needs and the commercial banks who originate loans directly, with the Company continuing to provide post-origination services to the borrowers over the term of the loan agreement. As the Company is not the legal lender or borrower in the loan origination and repayment process, we do not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

In 2023, the Company started to introduce sales partners under the commercial bank partnership model, where we require the sales partners to contribute the CRMP from a range of 5% to 10% of the loan principal they introduced. 97.8% of borrowers introduced to commercial banks were acquired through sales partners in 2025. As different from the CRMP under the collaboration model in trust lending, the CRMP under the commercial bank partnership model can be used to offset all defaulting loans introduced by the contributing sales partner. We will pay incentive fees, or collaboration cost, to each sales partner upon pre-agreed schedule and conditions, which will be re-distributed to the sales partners. The collaboration cost we pay to sales partners is an agreed percentage of the loan principal amount, calculated by subtracting the project cost from interest and fees income received from borrowers. The project cost under commercial bank partnership is typically between 3.5%-13.3% of the loan principal, and the percentage varies based on different collaboration model types and the terms of the loan.

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

Small loan direct lending business in China requires a license granted by local regulatory authorities and is subject to leverage constraints. Our three small loan subsidiaries in Beijing, Shenzhen and Chongqing have relevant licenses to conduct direct lending business since 2012, 2012 and 2011, respectively. Subject to various regulations, some of our direct lending business is limited to certain regions for which we have a license to engage in such business. Due to regulatory financing/net capital ratio constraints and for liquidity reasons, we expect that direct lending will remain a fairly limited and immaterial part of our business in the near future. For the years ended December 31, 2023, 2024 and 2025, our loan origination volume through direct lending was RMB56 million, RMB277 million and RMB218 million, respectively. The balances of the borrowings that were funded by third parties for the small loan direct lending business were nil, nil and nil, as of December 31, 2023, 2024 and 2025, respectively.

Our Funding Model

We have explored various funding sources and have focused on collaboration with our trust company partners starting in 2014. To a lesser extent, we historically utilized a direct lending model through our small loan subsidiaries. In 2021, we launched a new funding model in cooperation with commercial banks to expand our financing channels. In 2023, 2024 and 2025, 70.7%, 87.3% and 78.4% of the total home equity loan origination volume was originated under the trust lending model, respectively. In 2025, loan origination volume originated under the commercial bank partnership accounted for 8.1% of our total loan origination volume.

The following table illustrates the breakdown of the home equity loan origination volume by funding sources in the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Loan origination volume by funding model
Trust lending	12,222	70.7%	8,567	87.3%	1,262	78.4%
Bank lending	5,017	29.0%	966	9.8%	130	8.1%
Direct lending	56	0.3%	277	2.8%	218	13.5%
Total	17,295	100.0%	9,810	100.0%	1,610	100.0%

The following table illustrates our funding capital from different sources as of December 31, 2023, 2024 and 2025, respectively.

	As of December 31,
	2023		2024		2025
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Funding capital by sources
Trust lending
Senior tranche	8,107	53.0%	5,814	60.4%	579	10.4%
Subordinated tranche
Own funds	2,377	15.5%	1,176	12.2%	293	5.3%
Transferred to third parties	682	4.5%	1,663	17.3%	2,723	49.1%
Bank lending
Commercial banks	4,128	27.0%	966	10.0%	1956	35.2%
Total	15,294	100.0%	9,619	100.0%	2,828	100.0%

Business Infrastructure

Since our inception, we have strategically developed a network of branches and sub-branches in over 30 cities in China. We prioritize expanding into cities that have stable housing market synergetic to our established network. We have carefully selected the geographic location of our offices and had 37 branches and sub-branches in China, with the majority located in Tier 1 or Tier 2 cities.

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

Risk Management

As a core component of our sustainable business model, we have developed a rigorous and robust risk management system. We focus on assessing both credit risks of borrowers and quality of collateral with our integrated online and offline processes. We refer borrowers who match the target profiles of trust companies and commercial banks, and share our risk assessment results before they perform their own independent credit assessment and make credit decisions. As of December 31, 2025, we had 156 employees in our risk management team. We impose strict guidelines on loan approvals and separation of loan approval and risk management. The loans we originated are divided into different categories by amount and are reviewed by various levels of seniority.

Our risk management is based on our institutional knowledge and is well tested and evidenced by historical performance and based on our product design, dual-factor risk assessment and effective post-loan management procedures.

Credit risk mitigation embedded in product design

The home equity loans we facilitate primarily take real properties located in Tier 1 and Tier 2 and other major cities as collateral. Our loan portfolio spreads over 30 cities across China. We believe that such geographic diversification better protects us against deterioration of local housing and economic conditions. To further limit credit risk, we devoted to control home equity loans up to 70% LTV ratio with weighted average LTV ratio of 62.0%, 60.5% and 60.0% for home equity loans originated in 2023, 2024 and 2025, respectively, to ensure recovery in the event of borrower default. The LTV ratio varies for different types of real properties and is also adjusted pursuant to a borrower’s credit history and quality of the collateral and may be lowered in the event of a past default.

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

In 2025, the amount of loans where the Company abandoned the foreclosure process was RMB4.9 million. We abandon foreclosure when the defaulting borrower has regenerated ability to repay its debt by financing efforts or selling the collateral on its own and seeks to settle with the Company.

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

●	Within three to five business days past due, we and our sales partners will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties.

●	After a loan is past due for over six days, we and our sales partners will arrange a site visit to further assess the situation. If agreeable with the defaulting borrower, we will arrange for quick disposal plans, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, we will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral. Once payment is 20 days past due, we will assist the trust partner to start preparing documents and materials for arbitration. Once payment is 30 days past due, we will assist the trust partner to initiate judicial proceedings against the defaulting borrower and inform the relevant sales partners of the situation. Once payment is 30 to 90 days past due, we and our sales partners will continue the collecting efforts, including initiating private negotiations with the borrower and requesting the borrower to repay the loan through self-raising of money or voluntary sale of the collateral, transferring the defaulted loans to the third parties, and move forward with the arbitration process.

●	Typically, when payment is over 60 days past due, we will keep the sales partners informed and the sales partners shall choose from the following options, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquiring respective credit rights under each installments; (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquishing the respective CRMPs for such loan. If the sales partners do not choose to fully repay us as mentioned in (i) and (ii) above, we will confiscate the CRMP corresponding to the loan in default. Meanwhile, we will continue the collecting efforts and move forward with the judicial process or quick disposal plans. As of December 31, 2025, for all of the loans with payment over 60 days past due, our sales partners have either fulfilled or are in the process of fulfilling their obligations under our agreements with them.

We have implemented detailed debt collection guidance and code of conduct for our local staff to ensure our debt collection methods are ethical and in compliance with laws and regulations, and we share such materials with our sales partners for them to adjust their debt collection procedures accordingly. We recovered loan principal, interest and penalties which equal to 106.9%, 109.1% and 103.4% of the actual outstanding loan principal of these delinquent loans in 2023, 2024 and 2025, respectively.

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

Collateral

The borrowers pledge their real properties to our trust company partners in the case of trust lending, to the guarantee companies in case of commercial bank partnership, and to our small loan subsidiaries in case of direct lending. We have developed detailed guidelines for real property collateral. The LTV ratios are also adjusted based on the type of property (residential or commercial), floor plan, age and credit history of property owners. As of December 31, 2025, the updated LTV as of the most recent balance sheet date was 60.0%, with 58.1% for the first lien loans and 70.6% for the second lien loans, which is calculated by the percentage of outstanding loan principal of the re-appraised collateral value as of December 31, 2025. In the circumstances where we are facilitating the second lien loans, we have to obtain a prior authorization from the borrower before it checks the borrower’s credit status for the updated first lien balance, which is not practical in daily operation. Therefore, we use outstanding first lien balance at origination in the above calculation.

The following table illustrates the weighted average LTV ratio of on-balance sheet home equity loans (excluding loans held for sale) under trust lending model we originated for the periods or as of the dates indicated, and a breakdown by collateral type.

	For the Year Ended December 31,
	2023	2024	2025
Weighted average LTV ratio by collateral type
First lien
Apartment	56.4%	54.8%	58.3%
House	44.7%	37.6%	46.2%
Commercial property	46.0%	46.3%	49.9%
Total	56.0%	54.2%	58.1%
Second lien
Apartment	66.6%	66.6%	70.8%
House	50.8%	52.8%	67.4%
Commercial property	–%	–%	–%
Total	66.0%	65.2%	70.6%
Total	62.0%	60.5%	60.0%

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

	As of December 31,
	2023		2024		2025
	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total	Outstanding loan principal (RMB in millions)	% of total
On-balance sheet loan	11,828	74.1%	10,212	81.1%	6,492	76.85%
Trust lending model	11,784	73.9%	9,933	78.8%	6,207	73.47%
Direct lending	44	0.2%	279	2.2%	285	3.374%
Off-balance sheet loan	4,128	25.9	2,386	18.9%	1,956	23.15%
Commercial bank partnership model	4,128	25.9%	2,386	18.9%	1,956	23.15%
Total	15,956	100.0%	12,598	100.0%	8,448	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) by city tier as of December 31, 2023, 2024 and 2025, respectively.

	As of December 31,
	2023		2024		2025
	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total	Amount (RMB in millions)	% of total
Outstanding loan principal (excluding loans held for sale) by collateral city tier
Tier 1	4,479	48.7%	3,149	48.5%	1,976	41.99%
Tier 2	4,453	48.5%	2,595	40.0%	2,666	56.7%
Others	256	2.8%	752	11.6%	64	1.36%
Total	9,188	100.0%	6,496	100.0%	4,706	100.0%

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

	For the Year Ended December 31,
	2023		2024		2025
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Loan origination volume by first/second lien
First lien	6,412	37.1%	4,051	41.3%	742	46.06%
Second lien	10,883	62.9%	5,759	58.7%	869	53.94%
Total	17,295	100.0%	9,810	100.0%	1,611	100.0%

The following table illustrates distribution of our outstanding on-balance sheet loan principal (excluding loans held for sale) generated by first lien and second lien in the periods indicated.

	As of December 31,
	2023		2024		2025
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Outstanding loan principal (excluding loans held for sale) by first/second lien
First lien	3,477	37.8%	2,470	38.0%	1,572	33.4%
Second lien	5,711	62.2%	4,026	62.0%	3,134	66.6%
Total	9,188	100.0%	6,496	100.0%	4,706	100.0%

As of December 31, 2025
Loans principal (excluding loans held for sale)	Total
(RMB in thousands)
First lien
Apartment	1,557,443
House	12,383
Commercial property	1,913
Total	1,571,739
Second lien
Apartment	3,031,642
House	102,292
Commercial property	0
Total	3,133,934
Total	4,705,673

As of December 31, 2024
Loans principal (excluding loans held for sale)	Total
(RMB in thousands)
First lien
Apartment	2,354,773
House	100,584
Commercial property	14,806
Total	2,470,163
Second lien
Apartment	3,721,312
House	304,534
Commercial property	-
Total	4,025,846
Total	6,496,009

As of December 31, 2023
Loans principal (excluding loans held for sale)	Total
(RMB in thousands)
First lien
Apartment	3,337,223
House	125,227
Commercial property	14,253
Total	3,476,703
Second lien
Apartment	5,499,286
House	212,233
Commercial property	75
Total	5,711,594
Total	9,188,297

Technology

Our technology departments is composed of three employees as of December 31, 2025. We utilize our home equity loan information technology system to support our standardized credit application process. Through our information technology system, we are able to connect with third-party service providers’ systems, including credit risk evaluation systems and leading property appraisers, to automatically collect data generated from their systems. In addition, our local staff uploads information collected during the due diligence process on a timely basis to supplement external credit data and ensure efficient approval process. Furthermore, we exchange loan application and approval information through our information technology system with our trust company partners’ systems. Our sales partners could acquire borrowers, upload due diligence files, track risk assessment processes and check their incentives online using this system.

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

Sales and Marketing

We acquire borrowers primarily through our sales partners. In 2023, 2024 and 2025, over 95.0% of our borrowers were introduced to us by our sales partners under the trust lending model. In 2023, we started to introduce sales partners under the commercial bank partnership model. In 2025, 97.8% of borrowers introduced to commercial banks were acquired through our sales partners, and 2.2% of borrowers introduced to commercial banks were acquired through local channel partners including corporate and individual offline channels and telemarketing companies. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Borrower—Borrower Acquisition.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 17 software copyrights in China, including our proprietary loan management software and financial data analytics software. We have registered our domain name, cashchina.cn. As of December 31, 2025, we had 46 registered trademarks, including our “CNFH” and company logo.

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

Guidance on Small Loan Companies in Chongqing

Guidance on Chongqing’s Promotion of Pilot Operation of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on August 1, 2008. The Notice on Issues Concerning the Adjustment of Interim Measures of Chongqing Municipality for the Administration of Pilot Operation of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on April 27, 2009. The Notice on Further Promoting the Development of Small Loan Companies was issued by the People’s Government of Chongqing Municipality on April 12, 2011. The Notice on Interim Supervision Regulations on Chongqing Small Loan Companies Financing Supervision was issued by Chongqing Financing Business Office on June 4, 2012. The Guidelines for the Supervision of the Establishment and Change of Chongqing Small Loan Company (Trial Implementation) was issued by the Chongqing Finance Office, and implemented on July 1st, 2013. The Notice on Adjusting Regulations of Chongqing Small Loan Company was issued by the Chongqing Finance Office on October 27, 2016. On November 15, 2019, Chongqing Local Financial Supervision Administration (CQLFSA) issued the Guideline for Disclosure of Service Information of Chongqing Small Loan Companies. On November 26, 2019, CQLFSA issued the Notice on Guiding Small Loan Companies to Reduce Loan Interest Rates. On June 15, 2025, the Chongqing Local Financial Regulatory Bureau issued the Measures for the Supervision and Rating of Small Loan Companies in Chongqing. The key regulations of small loan companies in Chongqing are as follows:

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

The Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, which became effective in April 2021 and amended in September, 2025, clarified that the following financial institutions duly established within the PRC territory are subjected to fulfill anti-money laundering related obligations: (a) policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (b) securities companies, futures companies and fund management companies; (c) insurance companies and insurance asset management companies; (d) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies and wealth management subsidiaries of commercial banks; (e) non-bank payment institutions; and (f) other financial institutions determined and announced by the PBOC that engage in financial business. Furthermore, the reporting of large-value and suspicious transactions by institutions engaging in exchange business, fund sales business, professional insurance agency and brokerage business, as well as online micro-loan companies, shall be subject to these Measures. The PBOC and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risks conditions and operation scale, construct anti-money laundering information system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

In September, 2025, the PBOC amended the Administrative Measures for the Reporting of Large-Value Transactions and Suspicious Transactions by Financial Institutions. The scope of application under these amended measures has been expanded to align with the Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions. Accordingly, the aforementioned institutions are required to fulfill their obligations to report large-value and suspicious transactions by submitting such reports to the China Anti-Money Laundering Monitoring and Analysis Center.

On October 31, 2025, the PBOC, jointly with the NFRA and the CSRC, issued the Administrative Measures for Customer Due Diligence and Identification of Customer Identity Materials and Transaction Records of Financial Institutions, which became effective on January 1, 2026. These measures significantly strengthen Know Your Customer (KYC) requirements by mandating that financial institutions implement differentiated due diligence measures based on the risk profiles of their customers. In high-risk scenarios, institutions are required to perform enhanced due diligence, which includes more rigorous identity verification and detailed verification of the source of funds. Additionally, the measures have appropriately extended the mandatory retention periods for customer identification materials and transaction records to ensure enhanced regulatory traceability and compliance.

In conjunction with the above revisions, the POBC issued the Notice on Matters Concerning the Implementation of the Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions on October 20, 2025, which further specifies the regulatory division of responsibilities and operational requirements.

On January 13, 2026, eight departments, including the PBOC, the Ministry of Foreign Affairs, and the Ministry of Public Security, jointly issued the Administrative Measures for Special Preventive Measures for Anti-Money Laundering, which became effective on February 16, 2026. These measures mandate that all units and individuals implement special preventive measures against specified targets, including: (i) terrorist organizations and personnel identified by the National Anti-Terrorism Leading Group; (ii) organizations and individuals subject to targeted financial sanctions under UN Security Council resolutions as published by the Ministry of Foreign Affairs; and (iii) organizations and individuals identified by the PBOC as posing significant money laundering risks. Under these measures, “special preventive measures” require the immediate cessation of financial and other services, funds, or assets to the listed parties, their proxies, or entities under their direct or indirect control, as well as the immediate restriction of relevant fund and asset transfers. Any violation of these measures will result in penalties in accordance with the PRC Anti-Money Laundering Law

Regulations Relating to Internet Information Security and Privacy Protection

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

On February 12, 2025, the CAC issued the Administrative Measures of Compliance Audit on Personal Information Protection, which requires any personal information processor in China to conduct a regular compliance audit on its personal information processing activities. In addition, CAC may require a personal information processor to conduct compliance audit, if it finds out that the personal information processor’s processing activities have relatively high risks or there is a security incident. A personal information processor that fails to conduct the compliance audit may be subject to administrative penalties under the Personal Information Protection Law or even criminal liabilities if it constitutes a criminal offense.

On October 28, 2025, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Cybersecurity Law of the People’s Republic of China, which took effect on January 1, 2026. The amended Cybersecurity Law significantly increases the administrative penalties for cybersecurity violations to align with the Data Security Law and the Personal Information Protection Law. Specifically, for violations that result in serious consequences, the maximum fine for network operators has been raised from RMB 1 million to RMB 10 million, and directly responsible personnel may face fines of up to RMB 1 million.The amended Cybersecurity Law also broadens its extraterritorial jurisdiction, stipulating that any overseas organizations or individuals engaging in data processing or other activities that endanger the cybersecurity of the PRC shall be held legally liable.

The Measures for the Administration of the Reporting of National Cybersecurity Incidents, issued by the Cyberspace Administration of China on September 11, 2025 and effective on November 1, 2025, impose additional reporting obligations. These measures bring within their regulatory scope incidents that harm networks, information systems, or their associated data and business applications due to human causes, cyberattacks, network vulnerabilities, software or hardware defects and malfunctions, force majeure, or other factors that negatively impact the state, society, or the economy. The measures explicitly define the reporting processes, channels, and timeframes for such events. Specifically, for cybersecurity incidents classified as relatively large or more severe, such as the leakage of personal information of more than one million citizens, network operators are required to report to the competent local provincial cyberspace administration promptly, and in no event later than four hours after the occurrence.

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

On December 25, 2024, the Standing Committee of the 14th National People’s Congress of China enacted the Value-Added Tax Law of the People’s Republic of China (“VAT Law”), which took effect on January 1, 2026, replacing the existing Provisional Regulations on Value-Added Tax. The VAT Law maintains the current tax regime framework and tax burden level, while further clarifying the scope within which the State Council is authorized to develop special preferential policies. Compared with the current regulations, the VAT Law provides a different list of non-taxable transactions, including services provided by employees to their employers, administrative fees and government funds, compensation for expropriation, and interest income from deposits. Additionally, the VAT Law has updated the scope of non-creditable input VAT by removing the input VAT arising from loan services and adding the restrictive conditions to non-creditable input VAT arising from catering services, life services and entertainment services.

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

On September 12, 2025, the SAFE issued the Circular on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-border Trade and Investment, or SAFE Circular 43, which significantly streamlines procedures for direct investment and cross-border financing. SAFE Circular 43 cancels the basic information registration requirements for pre-establishment expenses of foreign investors and domestic reinvestment by foreign-invested enterprises. Notably, it permits foreign currency profits generated domestically to be used directly for domestic reinvestment into the capital accounts of target companies.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission promulgated the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their financing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our offshore offerings prior to the effective date of the Overseas Listing Trial Measures, but we may be subject to the filing requirements for our financing activities under the Overseas Listing Trial Measures. Any securities offerings and listings outside of mainland China by our Company after the effective date of the Overseas Listing Trial Measures, including but not limited to follow on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in connection with requirements of obtaining prior approval for the listing of our ADSs. However, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear. We cannot assure you that we will be able to complete any required filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure with material subsidiaries as of the date of this annual report. For a complete list of our subsidiaries, please refer to note 1 to our consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025 included elsewhere in this annual report. We subscribe to the subordinated units of the trust products issued under long-term trust plans through three of our wholly owned subsidiaries, Guangzhou Heze Information Technology Co., Ltd., Guangzhou Chengze Information Technology Co., Ltd., and Shenfanlian Investment (Shenzhen) Group Co., Ltd.. From an accounting perspective, we are exposed to the risk and variability of returns from activities of the trust plans and are therefore required to consolidate the financial results of the trust plans, including the results related to the senior units. Financial data of a trust plan is consolidated as if the trust plan is a subsidiary. Income and expenses of the trust plans are consolidated on our consolidated statements of comprehensive income while assets and liabilities of the trust plans are consolidated on our consolidated balance sheet. We do not, however, have ownership interest in the trust plans from a legal perspective other than in the subordinated units that account for only a portion of the total outstanding amount of the trust plans. For details of the contractual structural leverage ratio of each trust plan, please refer to “Item 4. Information of the Company—B. Business Overview—Our Funding Model.”

Notes:

(1)	Guangzhou Chengze Information Technology Co., Ltd. is one of the entities through which we subscribe to subordinated units of trust products.

(2)	Shenfanlian Investment (Shenzhen) Group Co., Ltd. operates our loan services business through various subsidiaries in the PRC and operates our small loan business through Beijing Fanhua Micro-credit Company Limited and Shenzhen Fanhua Micro-credit Co., Ltd.

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Guangzhou, China, where we own an office of 2,600 square meters. We also maintain leased properties ranging from 10 square meters to 1,855 square meters in around 30 cities. The lease term varies from six months to five years. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional funding as needed to accommodate future growth.

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

We have established a national network of 37 branches and sub-branches in over 30 cities in China. We acquire our borrowers primarily through our sales partners under trust lending model. In 2023, 2024 and 2025, over 95.0% of our borrowers who obtained loans from trust companies were introduced to us by our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Under trust lending model, we originated home equity loans with an aggregate principal amount of RMB12.2 billion, RMB8.6 billion and RMB1.3 billion (US$0.2 billion) in 2023, 2024 and 2025, respectively. The loan origination volume in 2025 under the commercial bank partnership was RMB130.3 million (US$18.6 million) and the outstanding loan principal was RMB1,956 million as of December 31, 2025. In 2023, we originated home equity loans for 23,910 (including 7,117 under the commercial bank partnership) borrowers. In 2024, we originated home equity loans for 12,912 (including 1,566 under the commercial bank partnership) borrowers. In 2025, we originated home equity loans for 2,688 (including 211 under the commercial bank partnership) borrowers. In 2023, 2024 and 2025, the average tenor of the home equity loans we originated was 12, 12 and 10 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 16.9%, 16.6% and 16.1% per annum, respectively. The interest rates of our loan products under commercial bank partnership ranged from 7.0% to 16.2%.

Our practical risk assessment procedure focuses on both credit risks of borrowers and quality of the collateral. We have also established guidelines on characteristics and quality of collateral, including, among others, an LTV ratio capped at 70%. The weighted average LTV ratio of the home equity loan origination volume was 62.0%, 60.5% and 60.0% in 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, our NPL ratio (including loans held for sale) was 21.25%, 40.86% and 80.46%, respectively. Charge-off ratio in 2023, 2024 and 2025 was 0.82%, 2.09% and 13.49%, respectively.

Our total operating income decreased from RMB770.1 million in 2023 to RMB553.3 million in 2024, and to RMB79.6 million (US$11.1 million) in 2025. Our net income decreased from RMB164.6 million in 2023 to RMB37.8 million in 2024, and to RMB(470.4) million (US$(67.3) million) in 2025.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of trust plans and provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated unit holder and (ii) a performance-based service fee up to 8% per annum of the size of trust plans payable to us for our services provided to trust plans. Our cost of the subordinated units as measured by the investment amount was RMB2,377.2 million, RMB1,776.2 million and RMB293.1 million (US$41.9 million) as of December 31, 2023, 2024 and 2025, respectively. Our investment return from the subordinated units was RMB495.9 million, RMB478.1 million and RMB(139.3) million (US$(19.9) million) in 2023, 2024 and 2025, respectively.

As a subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans on our consolidated financial statements, including those of the senior units. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with management service expenses of trust plans for accounting purposes. In 2023, 2024 and 2025, we generated service fees charged to trust plans of RMB409.0 million, RMB300.2 million and RMB103.6 million (US$14.8 million), respectively.

Key Factors Affecting Our Results of Operations

Ability to maintain and expand borrower base

Due to the nature of our business, our ability to increase our loan origination volume largely depends on our ability to acquire new borrowers for the loans we facilitate. Since December 2018, we have been acquiring borrowers primarily through our sales partners under the collaboration model. For details, please refer to “Item 4. Information on the Company—B. Business Overview—Our Products—Collaboration Model.” Our sales partners are typically local loan facilitators who have their own sales and marketing teams, they use such teams to reach to qualified candidates and recommend them to our platform. In 2023, 2024 and 2025, over 95.0% of our borrowers were introduced to us by our sales partners under trust lending model. We originated home equity loans for 23,910, 12,912 and 2,688 (including 211 under the commercial bank partnership) borrowers in 2023, 2024 and 2025, respectively. Our results of operations will depend on our ability to maintain and expand borrower base.

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

Relationship with our funding partners

Our collaborative relationships with our funding partners are critical to our operations. We mainly collaborate with our trust company partners through trust lending model. In 2023, 2024 and 2025, 70.7%, 87.3% and 78.4% of our total home equity loan origination volume was originated under trust lending model, respectively. The availability of funds from our funding partners affects our liquidity and the amount of loan transactions that we can facilitate, which directly affects our profitability. Terms of our collaboration agreements with our funding partners generally set the financing costs of our home equity loan business. Our financing costs for senior units excluding the trust administrative fees, ranged from 7.5% to 8.0% per annum of the issuance number of senior units in 2025. The interest charged by trust company partners to our borrowers affects our profitability. If we fail to maintain or deepen our existing relationships with our trust company partners, our liquidity and profitability may be adversely affected. A general deterioration of our relationships with our funding partners will result in a significant decrease in liquidity or in our service fees charged to trust plans, and we may not be able to secure alternative financing on terms acceptable to us or our borrowers, or at all. This may result in a decrease in the volume of loans we facilitate, which has a material adverse impact on our business and results of operations. For detailed discussion relating to our relationship with our funding partners, please refer to “Item 4. Information on the Company—B. Business Overview—Our Funding Model.”

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

	As of and for the Year Ended December 31,
Loan performance metrics (including loans held for sale)	2023	2024	2025
Delinquency ratio(1)	34.36%	55.29%	86.79%
NPL ratio(2)	21.25%	40.86%	80.46%
Allowance ratio(3)	7.56%	7.96%	9.72%
NPL provision coverage ratio(4)	35.56%	19.52%	12.09%

	As of and for the Year Ended December 31,
Loan performance metrics (excluding loans held for sale)	2023	2024	2025
Delinquency ratio(1)	15.54%	29.72%	50.26%
NPL ratio(2)	1.11%	8.50%	35.62%
Allowance ratio(3)	7.90%	9.64%	18.50%
NPL provision coverage ratio(4)	713.25%	113.74%	52.01%

Notes:

(1)	Delinquency ratio represents total balance of outstanding loan principal for which any installment payment is one or more days past-due as a percentage of the outstanding loan principal as of the date.

(2)	NPL ratio represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date.

(3)	Allowance ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding loan principal, interest and financing service fee receivables as of the date.

(4)	NPL provision coverage ratio represents amount of allowance for loan principal, interest and financing service fee receivables as a percentage of the outstanding balance of NPL principal as of the date.

Our delinquency ratio (excluding loans held for sale) has increased from 15.54% as of December 31, 2023 to 29.72% as of December 31, 2024, and to 50.26% as of December 31, 2025. The increase in the delinquency ratio (excluding loans held for sale) from December 31, 2024 to December 31, 2025 was due to the fact that the borrowers’ ability to service their debts was negatively affected by the economic uncertainties.

Our NPL ratio (excluding loans held for sale) increased from 1.11% as of December 31, 2023 to 8.50% as of December 31, 2024, and to 35.62% as of December 31, 2025.

Our allowance ratio (excluding loans held for sale) has increased from 7.90% as of December 31, 2023 to 9.64% as of December 31, 2024, and to 18.50% as of December 31, 2025.

In 2020, the Company revised its charge-off policy. Upon the revision, the Company considers loans principal, interest and financial service fee receivables of loans that are 180 days past due uncollectable and the balance shall be charged down to net realizable value (fair value of collaterals, less estimated cost to sell), unless such loans are well-secured and already in the process of re-collection. The tables below illustrate the delinquency and NPL ratios for loans introduced under the collaboration model and the loans under the traditional facilitation model by first lien and second lien as of December 2023, 2024 and 2025, respectively, presented based on the revised charge-off policy. Since 2023, we have ceased calculating and providing delinquency and NPL ratio under the traditional facilitation model separately because the balance of outstanding loan principal under the traditional facilitation model was small and immaterial to the overall loan portfolio.

As of December 31, 2025
(Including loans held for sale)	Total
First lien
Delinquency Ratio	82.11%
NPL Ratio	77.18%
Second lien
Delinquency Ratio	90.06%
NPL Ratio	82.75%

As of December 31, 2025
(Excluding loans held for sale)	Total
First lien
Delinquency Ratio	41.07%
NPL Ratio	29.00%
Second lien
Delinquency Ratio	58.42%
NPL Ratio	41.50%

As of December 31, 2024
(Including loans held for sale)	Total
First lien
Delinquency Ratio	57.10%
NPL Ratio	43.84%
Second lien
Delinquency Ratio	54.08%
NPL Ratio	38.89%

As of December 31, 2024
(Excluding loans held for sale)	Total
First lien
Delinquency Ratio	29.42%
NPL Ratio	9.05%
Second lien
Delinquency Ratio	29.90%
NPL Ratio	8.16%

As of December 31, 2023
(Including loans held for sale)	Total
First lien
Delinquency Ratio	38.51%
NPL Ratio	24.90%
Second lien
Delinquency Ratio	31.65%
NPL Ratio	18.88%

As of December 31, 2023
(Excluding loans held for sale)	Total
First lien
Delinquency Ratio	17.41%
NPL Ratio	1.38%
Second lien
Delinquency Ratio	14.40%
NPL Ratio	0.94%

The following tables illustrate the amount of loans (excluding loans held for sale) we facilitate by collateral type for which we have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category as of December 31, 2023, 2024 and 2025, respectively.

	As of December 31, 2025
	Loan	Allowance	Allowance Ratio
	(RMB in thousands)
Apartment	440,853	96,101	21.8%
House	39,598	34,179	86.3%
Commercial Property	2,798	14	0.5%
Total	483,249	130,294	27.0%

	As of December 31, 2024
	Loan	Allowance	Allowance Ratio
	(RMB in thousands)
Apartment	542,842	79,208	14.6%
House	9,219	-	-
Commercial Property	-	-	-
Total	552,061	79,208	14.3%

	As of December 31, 2023
	Loan	Allowance	Allowance Ratio
	(RMB in thousands)
Apartment	93,325	36,620	39.2%
House	8,391	3,294	39.3%
Commercial Property	–	–	–
Total	101,716	39,914	39.2%

We incur losses and charge-off loans when we determine that the loan is uncollectable. We consider loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible and the balance shall be written down to net realizable value (fair value of collaterals, less estimated cost sell):

(i)	death of the borrower;

(ii)	identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments;

(iii)	sales of loans to third parties;

(iv)	settlement with the borrower, where the Company releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral;

(v)	disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or

(vi)	loans are 180 days past due unless both well-secured and in the process of collection.

The following table sets forth our charge-off ratio for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
Charge-off ratio	0.82%	2.09%	13.49%

Our charge-off ratio was 0.82%, 2.09% and 1.15% in 2023, 2024 and 2025. We continue to dispose of collateral through judicial or arbitration proceedings and utilize other quick disposal plans available to manage NPLs. Meanwhile, we also transfer loans to third parties in exchange for proceeds upfront to quickly recover overdue loans, and the related gains or losses from such sale will be accounted for as other gains/(losses) in our consolidated statements of comprehensive income.

Selected Income Statement Items

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income. Net interest and fees income after collaboration cost represents total interest and fees income netting of total interest and fees expenses and collaboration cost for sales partners. In 2023, 2024 and 2025, we generated net interest and fees income after collaboration cost of RMB775.9 million, RMB588.3 million and RMB31.9 million (US$4.6 million), respectively. Total non-interest income/(losses) comprises of net gains/(losses) on sales of loans, net realized gains on sales of investments and other gains/(losses), net The total non-interest losses in 2023, 2024 and 2025 were RMB5.8 million, non-interest losses of RMB35.0 million and non-interest income of RMB47.7 million (US$6.8 million), respectively.

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Interest and fees income(1)	1,754,595,020	1,538,620,115	575,783,341	82,335,923
Interest and fees expenses(2)	(723,081,286)	(794,518,514)	(511,866,737)	(73,195,970)
Net interest and fees income	1,031,513,734	744,101,601	63,916,604	9,139,953
Net revenue under the commercial bank partnership model	87,936,005	97,127,306	19,959,208	2,854,129
Collaboration cost for sales partners	(343,508,143)	(252,881,333)	(52,006,417)	(7,436,819)
Net interest and fees income after collaboration cost	775,941,596	588,347,574	31,869,396	4,557,263
Non-interest income/(losses)
Realized gains/(losses) on sales of investments, net	6,548,484	(4,125,037)	(971,725)	(138,955)
Net losses on sales of loans	(17,190,545)	(6,497,731)	(20,967,075)	(2,998,252)
Other gains/(losses), net(1)	4,847,597	(24,400,913)	69,674,481	9,824,363
Total non-interest (losses)/income, net	(5,794,464)	(35,023,681)	47,735,681	6,826,112
Total operating income	770,147,132	553,323,893	79,605,075	11,383,374

Note:

(1)	Interest and fees income include (i) interest and financing service fees on loans, (ii) interest income on debt securities, (iii) interest income charged to sales partners, and (iv) interest on deposits with banks.

(2)	Interest and fees expenses refer to interest expenses on interest-bearing borrowings.

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

Interest and fees expenses

We recorded interest and fees expenses of RMB723.1 million, RMB794.5 million and RMB511.9 million (US$73.2 million) in 2023, 2024 and 2025, respectively.

Our interest and fees expenses consists of interest expenses on interest-bearing borrowings. In 2023, 2024 and 2025, the interest expenses on interest-bearing borrowings was RMB723.1 million, RMB794.5 million and RMB511.9 million (US$73.2 million), accounting for 100%, 100% and 100%, respectively, of our total interest and fees expenses for the same periods.

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

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners. It has decreased from RMB252.9 million in 2024 to RMB52.0 million (US$7.4 million) in 2025, primarily due to a decrease of daily average outstanding loan principal under the trust lending model in 2025 as compared to 2024.

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

The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	204,573,389	26.6%	155,735,239	28.1%	91,214,320	13,043,474	114.6%
Share-based compensation expenses	7,517,349	1.0%	14,898,534	2.7%	-	-	0.0%
Taxes and surcharges	31,343,671	4.1%	26,168,730	4.7%	10,724,811	1,533,628	13.5%
Operating lease cost	16,366,797	2.1%	15,693,697	2.8%	13,709,695	1,960,460	17.2%
Other expenses	121,520,772	15.8%	187,322,734	33.9%	67,122,182	9,598,344	84.3%
Total operating expenses	381,321,978	49.5%	399,818,934	72.2%	182,771,008	26,135,907	229.6%

Other expenses primarily consist of (i) advertising and promotion expenses; (ii) litigation fees; (iii) consulting fees; (iv) research and development expenses; (v) office and commute expenses, which mainly include expenses relating to office renovation, office facility expansion and daily commute; (vi) attorney fees; (vii) entertainment and traveling expenses, and (viii) post-loan management fee paid to third parties.

The following table sets forth breakdown of other expenses in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US $	%
Other expenses
Advertising and promotion expenses	49,828,134	6.5%	13,653,838	2.5%	58,303	8,337	0.1%
Litigation fees and Attorney fees	1,714,117	0.2%	18,877,828	0.5%	607,877	86,925	0.8%
Entertainment and traveling expenses	15,252,790	2.0%	14,811,438	2.7%	5,320,381	760,804	6.7%
Office and commute expenses	10,792,783	1.4%	10,117,559	1.8%	1,909,400	273,041	2.4%
Consulting fees	17,480,308	2.3%	12,058,142	2.2%	3,780,760	540,641	4.7%
Communication expenses	2,826,369	0.4%	2,784,808	0.5%	2,054,855	293,840	2.6%
Depreciation and amortization	1,753,032	0.2%	11,540,877	2.1%	15,978,766	2,284,933	20.1%
Directors and officers liability insurance	3,613,489	0.5%	919,443	0.2%	4,132,204	590,897	5.2%
Research and development expenses	1,791,754	0.2%	1,010,223	0.2%	3,790,202	541,992	4.8%
Post-loan management fee	10,481,523	1.4	99,368,411	18.0%	28,081,272	4,015,568	35.3%
Others	5,986,473	0.8%	2,180,167	0.4%	1,408,162	201,364	1.8%
Total other expenses	121,520,772	15.8%	187,322,734	31.1%	67,122,182	9,598,342	84.3%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

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

Then the remaining considerations are allocated to the loan facilitation under commercial bank partnership model and post-facilitation services under commercial bank partnership model using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group cannot receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

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

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-facilitation services. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB17.53 million, RMB6.3 million and RMB9.2 million (US$1.3 million) as of December 31, 2023, 2024 and 2025, respectively. 100%, 100% and 100% of the remaining performance obligations will be recognized over the following 12 months for the years ended December 31, 2023, 2024 and 2025, respectively.

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

In January 2017, SFIL adopted the 2017 SFIL Share Incentive Plan, or the 2017 Plan. Under the 2017 Plan, SFIL granted 187,933,730 options to its certain management members and employees to purchase up to 187,933,730 Class A ordinary shares. The term of the options will not exceed ten years from the date of the grant. Accordingly, 60%, 20% and 20% of the award options shall vest on December 31 of each of the years 2017 to 2019, respectively. Unless terminated earlier, the 2017 Plan will terminate automatically in 2022 to 2024, respectively.

On August 27, 2018, we adopted our 2018 CNFinance Holdings Limited Share Incentive Plan, or the 2018 Plan to replace the 2017 Plan and granted 187,933,730 options to certain management members and employees to purchase up to 187,933,730 of our Class A ordinary shares under this 2018 Plan to replace the granted and outstanding options under the 2017 Plan. Except for the extension of the 20% of the 2017 Option’s termination year, which was vested in December 31,2017, by one year to December 31st, 2023, all terms of the 2017 Option Plan and the 2018 Share Option Plan were the same.

On December 31, 2019, we granted up to 119,674,780 options to certain management members and employees to purchase up to 119,674,780 of our Class A ordinary shares under the 2018 Plan. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date. As of the date hereof, the options may be allocated to up to 42 employees. Vested options will expire five years from the date of vesting.

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

Excluding the options containing service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (“2018 Option”)	Share awards granted on January 3, 2019 (“2019 Option”)	Share awards granted on December 31, 2023 (“Extend 2018 Option”)	Share awards granted on December 31, 2024
Expected volatility	40.00%	41.52%	59.27%	48.52%
Expected dividends	–	–	–	–
Risk-free interest rate	3.10%	3.12%	2.08%	1.65%
Expected term (in years)	5	5	–	–
Expected life (in years)	6	8	1	3

The contractual life of the share option is used as an input into the binomial option pricing model. Exercise multiple and post-vesting forfeit are incorporated into the model. When the options of the 2018 Option were issued, our shares had not been publicly traded at the time the options were issued and our shares were rarely traded privately, expected volatility for the shares underlying such options is estimated based on the average historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The risk-free rate for the expected term of the option is based on the yield to maturity of China’s six-year government bond at the date of grant. When the options of the 2019 Option were issued, our shares were already publicly traded. Since the shares have only been publicly traded for just over a year, the expected volatility for the shares underlying such options is estimated based on the historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The contractual life of the options is 6 years, 7 years and 8 years, respectively. Therefore, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 5-year, 7-year and 10-year government bond, using interpolation method, at the date of grant. We have not declared or paid any cash dividends on our capital stock, and do not anticipate any dividend payments on our Class A ordinary shares in the foreseeable future.

If any of the assumptions used in the binomial option pricing model changes significantly, share-based compensation expenses for future awards may differ materially compared with the awards granted previously.

The following table sets forth the fair value of options and Class A ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm.

Date of options grant	Options granted	Exercise price		Fair value of option		Fair value of Class A ordinary shares
January 3, 2017	75,173,492	RMB	0.50	RMB	1.26	RMB	1.72
January 3, 2017	112,760,238	RMB	0.50	RMB	1.27	RMB	1.72
December 31, 2019	83,772,346	RMB	1.00	RMB	0.71	RMB	1.40
December 31, 2019	35,902,434	RMB	1.00	RMB	0.75	RMB	1.40
December 31, 2023	150,346,984	RMB	0.50	RMB	0.34	RMB	0.29
December 31, 2024	150,346,984	RMB	0.50	RMB	0.08	RMB	0.35

For the 2018 Option, the Group recognized compensation expenses of RMB39,715,168 and RMB15,886,067 in year 2018 and 2019, respectively. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized. There was no income tax benefit recognized associated with the share-based compensation expenses. On December 31, 2023, 80% of the 2018 Option has expired. The Board authorized the Group to postpone the expiration date of the expired portion from December 31, 2023 to December 31, 2024. On December 31, 2024, 100% of the options issued in 2018 (including the 80% that was extended on December 31, 2023) had expired, the Company therefore extended the expiration date of the 100% of 2018 option to December 31, 2027. As of December 31, 2025, the Group recognized compensation expenses of nil.

For the 2019 Option, the Group recognized compensation expenses of nil, nil and nil in year 2023, 2024 and 2025, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2025, the expenses in relation to the 2019 Option have been fully recognized.

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

	For the Year Ended December 31
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
Adjusted net income	83,973,831	141,125,677	172,134,910	52,682,980	(470,394,042)	(67,265,454)

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

	For the Year Ended December 31
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
Net income/(loss)	65,207,464	135,351,411	164,617,561	37,784,446	(470,394,042)	(67,265,454)
Add: share-based compensation expenses	18,766,367	5,774,266	7,517,349	14,898,534	-	-
Adjusted net income/(loss)	83,973,831	141,125,677	172,134,910	52,682,980	(470,394,042)	(67,265,454)

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Interest and fees income	1,754,595,020	1,538,620,115	575,783,341	82,335,923
Interest expenses on interest-bearing borrowings	(723,081,286)	(794,518,514)	(511,866,737)	(73,195,970)
Net interest and fees income	1,031,513,734	744,101,601	63,916,603	9,139,953
Net revenue under the commercial bank partnership model	87,936,005	97,127,306	19,959,208	2,854,129
Collaboration cost for sales partners	(343,508,143)	(252,881,333)	(52,006,417)	(7,436,819)
Net interest and fees income after collaboration cost	775,941,596	588,347,574	31,869,396	4,557,263
Provision for credit losses, net of increase in guaranteed recoverable assets	(177,282,998)	(105,216,440)	(480,931,843)	(68,772,339)
Provision for cost method investment	(5,907,577)	-	-	-
Net interest and fees income after collaboration cost and provision	592,751,021	483,131,134	(449,062,449)	(64,215,076)
Realized gains/(losses) on sales of investments, net	6,548,484	(4,125,037)	(971,725)	(138,955)
Net losses on sales of loans	(17,190,545)	(6,497,731)	(20,967,075)	(2,998,252)
Other gains/(losses), net	4,847,597	(24,400,913)	69,674,481	9,963,318
Total non-interest (losses)/income, net	(5,794,464)	(35,023,681)	47,735,681	6,826,112
Operating expenses
Employee compensation and benefits	(204,573,389)	(155,735,239)	(91,214,320)	(13,043,474)
Share-based compensation expenses	(7,517,349)	(14,898,534)	-	-
Taxes and surcharges	(31,343,671)	(26,168,730)	(10,724,811)	(1,533,628)
Operating lease cost	(16,366,797)	(15,693,697)	(13,709,695)	(1,960,460)
Other expenses	(121,520,772)	(187,322,734)	(67,122,182)	(9,598,344)
Total operating expenses	(381,321,978)	(399,818,934)	(182,771,008)	(26,135,907)
Income/(loss) before income tax expense	205,634,579	48,288,519	(584,097,775)	(83,524,871)
Income tax expense	(41,017,018)	(10,504,073)	113,703,733	16,259,418
Net income/(loss)	164,617,561	37,784,446	(470,394,042)	(67,265,454)
Earnings per share				0
Basic	0.12	0.03	(0.34)	-(0.05)
Diluted	0.11	0.03	(0.34)	(0.05-)
Other comprehensive income				0
Foreign currency translation adjustment	867,116	524,148	(4,739,910)	(1,808,501)
Comprehensive income/(loss)	165,484,677	38,308,595	(475,133,952)	(69,073,954)
Less: net income attributable to non-controlling interests	19,377,314	-	-	-
Total comprehensive income attributable to Class A ordinary shareholders	146,107,363	38,308,595	(475,133,952)	(69,073,954)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Interest and fees income

Total interest and fees income for fiscal year 2025 was RMB575.8 million (US$82.3 million) as compared to RMB1,538.6 million for the same period of 2024.

Interest and financing service fees on loans

Interest and financing service fees on loans was RMB486.8million (US$69.6 million) for the fiscal year of 2025 as compared to RMB1,343.7 million for the same period of 2024, primarily attributable to a decrease of daily average outstanding loan principal under trust lending model in 2025 as compared to 2024.

Interest income charged to sales partners

Interest income charged to sales partners, representing interest charged to sales partners who choose to repurchase default loans in installments, decreased to RMB72.1 million (US$10.3 million) for the fiscal year of 2025 from RMB162.6 million in the same period of 2024, primarily attributable to the increase in the amount of loans on which sales partner refused to fulfill its repayment obligation accounted.

Interest income on debt securities

Interest income on debt securities decreased to RMB14.4 million (US$2.1 million) in 2025 from RMB16.8 million in 2024.

Interest on deposit with banks

Interest on deposits with banks was RMB4.3 million (US$0.6million) for the fiscal year of 2025 as compared to RMB15.5 million for the same period of 2024, primarily due to decrease of daily average time deposit in 2025 than 2024.

Interest and fees expenses

Total interest and fees expenses refer to interest expenses on interest-bearing borrowings was RMB511.9 million (US$73.2 million) for the fiscal year of 2025 as compared to RMB794.5 million for the same period of 2024, the decrease was primarily due to a decrease of daily average outstanding loan principal under the trust lending model in 2025 as compared to 2024.

Net interest and fees income

As a result of the foregoing, net interest and fees income was RMB63.9 million (US$9.1 million) for the fiscal year of 2025 as compared to RMB744.1 million for the same period of 2024.

Net revenue under the commercial bank partnership model

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrowers and providing technical assistance to the borrowers and banks, net of fees paid to third-party guarantor and commissions paid to sales channels, decreased by 79.5% to RMB20.0 million (US$2.9 million) for the fiscal year of 2025 from RMB97.1 million in the same period of 2024. The decrease was primarily due to a decrease of daily average outstanding loan principal in 2025 as compared to 2024.

Collaboration cost for sales partners

Collaboration cost for sales partners representing sales incentives paid to sales partners was RMB52.0 million (US$7.4 million) for the fiscal year of 2025 as compared to RMB252.9 million for the same period of 2024, the decrease was primarily due to a decrease of daily average outstanding loan principal in 2025 as compared to 2024.

Net interest and fees income after collaboration cost

Net interest and fees income after collaboration cost was RMB31.9 million (US$4.6 million) for the fiscal year of 2025 as compared to RMB588.3 million for the same period of 2024.

Provision for credit losses

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model was RMB480.9 million (US$68.8 million) for the fiscal year of 2025 as compared to RMB105.2 million in the same period of 2024, primarily driven by the increase in NPL Ratio.

Realized gains/(losses) on sales of investments, net

Realized losses on sales of investments, net representing realized gains and losses from the sales of investment securities was a loss of RMB1.0 million (US$0.1 million) for the fiscal year of 2025, as compared to a gain of RMB4.1 million in the same period of 2024.

Net losses on sales of loans

Net losses on sales of loans was RMB21.0 million (US$3.0 million) for the fiscal year of 2025 as compared to RMB6.5 million in the same period of 2024.

Other gains/(losses), net

Other gains/(losses), net was a gain of RMB69.7 million (US$10.0 million) for the fiscal year of 2025, compared with a loss of RMB24.4 million in the same period of 2024.

Total operating expenses

Our total operating expenses was RMB182.8 million (US$26.1 million) for the fiscal year of 2025 as compared to RMB399.8 million for the same period of 2024.

Employee compensation and benefits

Employee compensation and benefits decreased by 41.4% to RMB91.2 million (US$13.0 million) for the fiscal year of 2025 as compared to RMB155.7 million for the same period of 2024, primarily due to a decrease in number of employees.

Share-based compensation expenses

Share-based compensation expenses was nil (US$nil) for the fiscal year of 2025 as compared to RMB14.9 million for the same period of 2024. In December 2024, the Company extended the expiration date of 2018 Option to December 31, 2027 and the related incremental compensation cost of RMB14.9 million was recognized at the original expiration date.

Taxes and surcharges

Taxes and surcharges decreased to RMB10.7 million (US$1.5 million) for the fiscal year of 2025 as compared to RMB26.2 million for the same period of 2024. According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. The Company lowered the “Service fees charged to trust plans” in 2025.

Operating lease cost

Operating lease cost was RMB13.7 million (US$2.0 million) for the fiscal year of 2025 as compared to RMB15.7 million for the same period of 2024.

Other expenses

Other expenses was to RMB67.1 million (US$9.6 million) for the fiscal year of 2025 as compared to RMB187.3 million for the same period of 2024.

Income tax expenses/benefits

Income tax benefits was RMB113.7 million (US$16.3 million) for the fiscal year of 2025 as compared to the income tax expense of RMB10.5 million for the same period of 2024 primarily due to the reason that we recorded a loss before income tax expense in 2025.

Net income/losses

Net loss was RMB470.4 million (US$67.3 million) for the fiscal year of 2025 as compared to a net income of RMB37.8 million for the same period of 2024.

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

Provision for credit losses

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model was RMB105.2 million (US$14.4 million) for the fiscal year of 2024 as compared to RMB177.3 million in the same period of 2023. The decrease was primarily driven by the combined effect of a decrease in allowances that are collectively evaluated and an increase in allowances that are individually evaluated. The decrease in allowances that are collectively evaluated are mainly due to the decrease of the Company’s outstanding loan principal. As there are still uncertainties associated with real estate market, the Company chose to contain the volume of facilitation to mitigate risks. The increase of allowances that are individually evaluated are mainly due to the Company’s conservative approach in evaluating risks associated with loans that are 90 or more days past due.

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing, operating and investing activities. As of December 31, 2025, we had cash and cash equivalents of RMB0.3 billion (US$48.4 million), as compared to cash and cash equivalents of RMB1.2 billion as of December 31, 2024, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,705,760,744	757,230,274	84,447,150	12,075,782
Net cash provided by/(used in) investing activities	(2,483,913,809)	(263,667,119)	3,273,866,515	468,156,685
Net cash provided by/(used in) financing activities	1,005,540,570	(1,332,188,609)	(4,185,772,315)	(598,557,480)
Net increase/(decrease) in cash, cash equivalents and restricted cash	227,387,505	(838,625,454)	(827,458,650)	(118,325,013)
Cash, cash equivalents and restricted cash at the beginning of year	1,772,184,145	2,001,602,420	1,170,386,076	167,362,983
Effect of exchange rate change on cash, cash equivalents and restricted cash	2,030,770	7,409,110	(4,739,909)	(4,739,909)
Cash, cash equivalents and restricted cash at the end of the year	2,001,602,420	1,170,386,076	338,187,517	48,360,171

Operating Activities

Net cash provided by operating activities in 2025 was RMB84.4 million (US$12.1 million) due to net loss of RMB470.4 million (US$67.3 million), mainly adjusted for (i) provision for credit losses of RMB480.9 million, (ii) depreciation and amortization of RMB16.0 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in CRMP and guarantee repayments from sales partner of RMB424.0 million, (ii) an increase in other operating liabilities of RMB187.8 million, (iii) an increase in other operating assets of RMB279.5 million, (iv) a decrease in deposits of RMB70.8 million, and (v) a decrease in guarantee deposits of RMB61.1million.

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

Net cash provided by operating activities in 2023 was RMB1,705.8 million due to net income of RMB164.6 million (US$23.2 million), mainly adjusted for (i) provision for credit losses of RMB177.3 million, (ii) share-based compensation expenses of RMB7.5 million, (iii) depreciation and amortization of RMB1.8 million, (iv) losses on sale of loans of RMB17.2 million, (v) the utilized of loans held-for-sale for originations and purchase was RMB629.0 million and (vi) the increase of proceeds from sales and paydowns of loans originally classified as held for sale was RMB1,896.1 million. Adjustment for changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB12.6 million, (ii) a decrease in other operating assets of RMB15.1 million, (iii) a decrease in deposits of RMB18.0 million, (iv) an increase of CRMP of RMB234.5 million and (v) an increase in guarantee deposits of RMB142.0 million.

Investing Activities

Net cash provided by investing activities was RMB3,273.9 million (US$468.2 million) in 2025, which was attributable to (i)  collection of loans of RMB2,943.4 million, (ii) proceeds from sale of investment securities of RMB717.3 million, and (iii) proceeds from sales of loans of RMB366.4 million offset by (i) purchase of securities investments of RMB707.0 million, (ii) purchase of loans with credit deterioration of RMB56.4 million.

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

Financing Activities

Net cash used in financing activities in 2025 was RMB4,185.8 million (US$598.6), which was attributable to repayment of interest-bearing borrowings of RMB6,961.4 million, offset by proceeds from interest-bearing borrowings of RMB2,777.4 million.

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

Capital Expenditures

Our capital expenditures primarily cover the acquisition of property, equipment, and intangible assets essential for operational support. Our capital expenditures were RMB114.5 million, RMB7.9 million and RMB3.6 million (US$0.5 million) in 2023, 2024 and 2025, respectively.

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

The following tables present the operating lease cost and other supplemental information.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	16,366,797	15,693,697	13,709,695

Holding Company Structure

CNFinance Holdings Limited is a holding company with no operations of its own. It conducts substantially all of its operations in China primarily through its subsidiaries in China, in particular Shenfanlian Investment (Shenzhen) Group Co., Ltd., Guangzhou Heze Information Technology Co., Ltd., and their subsidiaries and consolidated affiliated entities, and substantially all of its assets and operations are located in China. With a holding company structure, we principally rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. If these subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In 2023, 2024 and 2025, CNFinance has not transferred any cash proceeds to any of its PRC subsidiaries. For instance, cash proceeds raised from overseas financing activities, may be transferred by CNFinance through China Financial Services Group Limited, our Hong Kong subsidiary, to Fanhua Chuangli Information Technology (Shenzhen) Company Limited (“Fanhua Chuangli”), a PRC subsidiary, via capital contribution and shareholder loans, as the case may be. Fanhua Chuangli then will transfer funds to its subsidiaries to meet the capital needs of business operations.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including CNFinance, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in business operations.

In addition, our subsidiaries in the PRC are only permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the PRC GAAP were RMB3,124.3 million, RMB3,169.1 million and RMB2,636.2 million (US$377.0 million), as of December 31, 2023, 2024 and 2025, respectively.

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

As of the date of this annual report, the majority of our PRC subsidiaries are still required to contribute to general reserve fund and these contributions are not expected to cease in the near term. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB432.6 million, RMB 448.7 million and RMB478.3 million (US$68.4 million) as of December 31, 2023, 2024 and 2025, respectively. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by CNFinance in the event it is deemed as a PRC resident enterprise for PRC tax purposes.

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

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15,2024 on a prospective basis. Early adoption is permitted. The Group has adopted the guidance on a prospective basis beginning January 1, 2025.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

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

In August 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets”. This ASU provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted.

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

Our research and development expenses which was reported in other expenses of the consolidated statements of comprehensive income were RMB1.8 million, RMB1.0 million and RMB4.8 million (US$0.7 million) in 2023, 2024 and 2025, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Allowance for credit loss and guaranteed liabilities

Commencing January 1, 2020, we adopted ASC 326, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses with a current expected credit loss methodology that is referred to as the ACL model. Allowance for credit losses represents our estimate of probable losses inherent in the portfolio, and the guaranteed liabilities represents our estimate of probable losses of providing financial guarantee services for the off-balance sheet loans under the commercial bank partnership model. Estimation of ACL requires us to make assumptions regarding the likelihood and severity of credit loss events and their impact on expected cash flows, which drive the probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. we incorporate forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These variables include, but are not limited to, gross-domestic product rates and consumer price indexes.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 22/F, South Finance Center, No. 7 Chunrong Road Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 703A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

Directors and Executive Officers	Age	Position/Title
Bin Zhai	56	Chairman, Director, Chief Executive Officer
Jun Qian	52	Director and Vice President
Fengyong Gao	56	Independent Director
Lin Xu	63	Independent Director
Xi Wang	56	Independent Director
Ge Yang	55	Independent Director
Zehui Zhang	53	Vice President
Huiling Jiang	56	Vice President
Jing Li	45	Chief Financial Officer

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB1.3 million (US$0.20 million) in cash to our executive officers (including our executive directors), and we paid US$0.12 million to our non-executive directors. For the fiscal year ended December 31, 2025, we paid for our executive officers (including our executive directors) an aggregate of RMB0.21 million (US$0.03 million) of social insurance plans and housing provident funds required by PRC law. We did not pay such insurance or housing fund for our non-executive directors. For share incentive grants to our directors and executive officers, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

Share Incentive Plan

2017 SFIL Share Incentive Plan

In January 2017, SFIL adopted the 2017 SFIL Share Incentive Plan, or the 2017 Plan. Under the 2017 Plan, SFIL granted 187,933,730 options to its certain management members and employees to purchase up to 187,933,730 Class A ordinary shares. The term of the options will not exceed ten years from the date of the grant.

2018 CNFinance Holdings Limited Share Incentive Plan

On August 27, 2018, we adopted the 2018 CNFinance Holdings Limited Share Incentive Plan, or the 2018 Plan, to replace the 2017 Plan and granted 187,933,730 options to certain management members and employees to purchase up to 187,933,730 of our Class A ordinary shares under this 2018 Plan to replace the granted and outstanding options under the 2017 Plan. Pursuant to the terms of the 2018 Plan, 60%, 20% and 20% of the award options shall vest on December 31 of each of the years 2017, 2018 and 2019, respectively.

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

On December 31, 2019, we granted 119,674,780 options to certain management members and employees to purchase up to 119,674,780 of our Class A ordinary shares under the 2018 Plan. Pursuant to the terms of 2018 Plan, 50%, 30% and 20% of the award options shall vest on December 31 of each of the years of 2021, 2022 and 2023, respectively.

The purpose of the 2018 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the board of directors, employees and consultants to those of the Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company shareholders. The 2018 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of member of the board of director, employees and consultants upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent. The 2018 Plan provides for the issuance of up to an aggregate of 307,608,510 of our Class A ordinary shares.

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

Name	Number of Options Outstanding(1)	Ordinary Shares Underlying Equity Awards Granted(1)	Exercise Price (Per share)(1)		Date of Grant(1)	Date of Expiration
Bin Zhai	40,000,000	40,000,000	RMB	0.5	January 3, 2017	December 31, 2027
Ning Li	30,000,000	30,000,000	RMB	0.5	January 3, 2017	December 31, 2027
Jun Qian	20,000,000	20,000,000	RMB	0.5	January 3, 2017	December 31, 2027
Zehui Zhang	20,000,000	20,000,000	RMB	0.5	January 3, 2017	December 31, 2027
All directors and executive officers as a group	110,000,000	110,000,000	RMB	0.5	January 3, 2017	December 31, 2027

Notes:

(1)	Does not include 35,902,434 options to purchase up to 35,902,434 of our Class A ordinary shares granted under the 2018 Plan on December 31, 2019, with an exercise price of RMB1.0 per share. Such options will be considered vested as to 50%, 30%, 20% on each of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, but will only be distributed to the applicable grantees based on their performance scores on December 31, 2022, subject to continued employment through such date.

As of the date of this annual report, our other employees as a group held options to purchase up to 161,706,076 of our Class A ordinary shares. For the options granted on January 3, 2017, our other employees as a group held options to purchase up to 77,933,730 of our Class A ordinary shares, with an exercise price of RMB0.5 per share. For the option granted on December 31, 2019, our other employees as a group held options to purchase up to 83,772,346 of our Class A ordinary shares, with an exercise price of RMB1.0 per share.

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

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our Board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our third amended and restated memorandum and articles of association.

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

6.D. Employees

We had 326 employees as of December 31, 2025. Our employees are based in our headquarters in Guangzhou, Guangdong province and various local offices over 30 cities across China.

The following table sets forth the breakdown of our employees by function as of December 31, 2025.

	As of December 31, 2025
Functions	Number	% of Total Employees
Risk Management	156	47.9%
Sales and Marketing	59	18.1%
General and Administration	25	7.6%
Finance	43	13.2%
Others	43	13.2%
Total	326	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our Class A ordinary shares, as of March 31, 2026, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A ordinary shares.

The calculations in the table below are based on 1,371,643,240 Class A ordinary shares issued and outstanding as of the date of March 31, 2026.

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

Functions	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficially Ownership of total Class A Ordinary Shares and Class B Ordinary Shares	% of Aggregate Voting Power

Directors and Executive Officers:†
Bin Zhai(1)	283,949,380	-	20.1%	20.1%
Jun Qian(2)	20,000,000	-	1.4%	1.4%
Zehui Zhang(3)	20,000,000	-	1.4%	1.4%
Huiling Jiang		-	–	–
Jing Li		-	–	–
Fengyong Gao		-	–	–
Lin Xu		-	–	–
Xi Wang		-	–	–
Ge Yang		-	–	–

Principal Shareholders:		-
Kylin Investment Holdings Limited(4)	283,949,380	-	17.8%	17.8%
S. Donald Sussman(5)	139,187,000	-	10.1%	10.1%
Neil Gagnon(6)	93,301,000	-	6.8%	6.8%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,559,576,960, being the number of Class A ordinary shares as of March 31, 2026 and (ii) the number of Class A ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2026.

†	The business address of our directors and executive officers except for Mr. Fengyong Gao, Mr. Lin Xu, Mr. Xi Wang and Mr. Ge Yang is 22/F, South Finance Center, No. 7 Chunrong Road Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China. The business address for Mr. Fengyong Gao is Room 703A, No.1518 Minsheng Road, Pudong New District, Shanghai. The business address for Mr. Lin Xu is No.1405, Building 4, No.3 Courtyard, Sanlihe Yiqu, Xicheng District, Beijing. The business address for Mr. Xi Wang is No.66 Xingang Xi Road, Guangzhou, Guangdong Province. The business address for Mr. Ge Yang is 32 Crabtree Ln Tenafly, NJ 07670, the U.S.A.

(1)	Includes (i) options we granted to Mr. Bin Zhai under the 2018 Plan to purchase up to 40,000,000 of our Class A ordinary shares that are immediately exercisable; and (ii) the equity interest held by Mr. Bin Zhai through Kylin Investment Holdings Limited, or Kylin Investment, as set forth in note (4) below.

(2)	Includes options we granted to Mr. Jun Qian under the 2018 Plan to purchase up to 20,000,000 of our Class A ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Jun Qian through Kylin Investment, as set forth in note (4) below.

(3)	Includes options we granted to Mr. Zehui Zhang under the 2018 Plan to purchase up to 20,000,000 of our Class A ordinary shares that are immediately exercisable. This does not include the equity interest held by Mr. Zehui Zhang through Kylin Investment, as set forth in note (4) below.

(4)	Represents 243,949,380 Class A ordinary shares of our company held by Kylin Investment Holdings Limited, or Kylin Investment, a company incorporated in the British Virgin Islands. 50% of the total outstanding shares of Kylin Investment are held by Mr. Bin Zhai, our chairman and chief executive officer. 30% of the total outstanding shares of Kylin Investment are held by Mr. Ning Li, our former executive director and former chief financial officer. 10% of the total outstanding shares of Kylin Investment are held by Mr. Jun Qian, one of our officers and 10% of the total outstanding shares of Kylin Investment are held by Mr. Zehui Zhang, one of our officers. Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 of our Class A ordinary shares held by Kylin Investment. The business address of Kylin Investment Holdings Limited is Floor 44, Building G, Winter Square, Gaode Land, Guangzhou, Guangdong Province, People’s Republic of China.

(5)	Represents 139,187,000 Class A ordinary shares of our company held by Mr. S. Donald Sussman, which may be held, in part, in the forms of ADS, with each ADS representing two hundred (200) Class A ordinary shares. The foregoing beneficial ownership information of Mr. S. Donald Sussman is based on the Amendment No.4 to the Schedule 13G filed by Mr. S. Donald Sussman with the SEC on February 13, 2025. The business address of Mr. S. Donald Sussman is 888 E Las Olas Blvd, Suite 710, Fort Lauderdale, Florida 33301-2395, U.S.A.

(6)	Represents 93,301,000 Class A ordinary shares beneficially owned by Mr. Neil Gagnon, which may be held, in part, in the forms of ADS, with each ADS representing two hundred (200) Class A ordinary shares. This amount consists of: (i) 8,408,800 ordinary shares over which Mr. Gagnon has sole voting and dispositive power; (ii) 65,648,200 ordinary shares over which Mr. Gagnon shares dispositive power (including 65,344,200 shares with shared voting power) in his capacity as the Chief Executive Officer and principal owner of Gagnon Securities LLC, which acts as an investment manager to several customer accounts; and (iii) 16,071,800 ordinary shares over which Mr. Gagnon shares voting and dispositive power in his capacity as the managing member of Gagnon Advisors, LLC, which acts as an investment manager to Gagnon Investment Associates, LLC.. The foregoing beneficial ownership information of Mr. Neil Gagnon is based on the Schedule Amendment No. 2 to the Schedule 13G filed with the SEC on February 12, 2026 by Neil Gagnon, Gagnon Securities LLC and Gagnon Advisors, LLC. The business address of Mr. Gagnon is 1370 Ave. of Americas, 26th Floor, New York, NY 10019.

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

Other Related Party Transactions

The Group did not have any other related party transactions in the year ended December 31, 2025.

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

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to the provisions in our third amended and restated memorandum and articles of association, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—American Depositary Shares.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

Item 9. The Offer And Listing

9.A. Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 7, 2018 under the symbol “CNF.” On September 5, 2025, we implemented a ratio change of our ADSs to Class A ordinary shares from one (1) ADS representing twenty (20) Class A ordinary shares to one (1) ADS representing two hundred (200) Class A ordinary shares. Each ADS currently represents two hundred (200) of our Class A ordinary shares, par value US$0.0001 per share.

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

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report our Third Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our current report on Form 6-K (File Number 001-38726), filed with the Securities and Exchange Commission on December 10, 2025. Our members adopted our third amended and restated memorandum and articles of association by a special resolution on December 10, 2025, which became effective immediately.

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

10.E. Taxation

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 and as amended on December 29, 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such ADSs or Class A ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U. S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons who acquired our ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	persons that own or are deemed to own 10% or more of the Company’s stock by vote or value; or

●	persons holding ADSs or Class A ordinary shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs and Class A ordinary shares.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes a beneficial owner of the Company’s ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

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

It is not entirely clear how the PFIC rules should apply to a company with a business such as ours. For example, although the loans issued through our trust plans are shown in their entirety as our assets on our consolidated balance sheet, it is not clear whether for purposes of the PFIC rules we should be treated as owning only our subordinated interests in the trust plans, and earning only the portion of the trust plans’ interest income attributable thereto. If we are treated as owning only the subordinated units and the portion of the trust plans’ loans attributable thereto, our PFIC status for any taxable year may depend on the relative values of the loans we are treated as owning and our other passive assets on the one hand, and the value of our goodwill and other intangible assets (to the extent attributable to the services we provide) and fee receivables on the other hand. The value of our goodwill and other intangible assets, and the extent to which our goodwill and other intangible assets should be treated as active assets are not entirely clear. Moreover, the value of our goodwill and other intangible assets may be determined by reference to our market capitalization, which has declined in recent years and may continue to decline or be volatile. In addition, we provide loan facilitation, loan administration and other services in connection with the loans issued by our trust plans and we charge our trust plans service fees that are eliminated in, and therefore not shown on, our consolidated income statement. Therefore, our PFIC status for any taxable year may depend on the relative amounts of our fee and interest income (which as discussed above may be less than the amount of interest income shown on our income statement, if we are treated as owning only a portion of the trusts’ loans). Furthermore, it is not entirely clear whether a portion of the interest income earned by the trust plans could be treated as payable in part for services to the borrowers. Although our PFIC status for any taxable year is not entirely clear, based on the composition of our income and assets and the manner in which we currently operate our business, we were likely a PFIC for our 2025 and prior taxable years, and will likely be a PFIC for our 2026 taxable year and future taxable years, subject to the discussion in the subsequent paragraph regarding the Active Financing Exception, as defined below. U.S. Holders should consult their tax advisers regarding the proper application of the PFIC rules to us and our PFIC status for any taxable year.

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

A U.S. Holder that owns our company’s ADSs or Class A ordinary shares (or as discussed above is deemed to own equity interests of any Lower-tier PFIC) during any taxable year in which we are a PFIC will generally be subject to adverse tax treatment. In general, gain recognized on a disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares by the U.S. Holder (or on an indirect disposition of equity interests of any Lower-tier PFIC) will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares. The amounts allocated to the taxable year of disposition and to any year before we (or, a Lower-tier PFIC, as the case may be) became a PFIC, will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the resulting tax liability for each taxable year. Any loss recognized upon disposition of ADSs or Class A ordinary shares will be capital loss and will be long-term capital loss if the U.S. Holder held the ADSs or Class A ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. The total amount of gain (before the imposition of interest charges described above) or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of and the amount realized on disposition, in each case as determined in U.S. dollars.

Furthermore, to the extent that distributions received in a taxable year by a U.S. Holder on its ADSs or Class A ordinary shares (or a distribution by any Lower-tier PFIC that is deemed to be received by a U.S. Holder) exceed 125% of the average of the annual distributions received (or deemed received) during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner.

If we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to such ADSs or Class A ordinary shares held by the U.S. Holder for all succeeding years during which the U.S. Holder holds such ADSs or Class A ordinary shares, even if we cease to be a PFIC, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described above.

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

We do not intend to provide U.S. Holders with the information necessary to make a qualified electing fund election, which if available would result in an alternative treatment of the ADSs and Class A ordinary shares.

If a U.S. Holder owns ADSs or Class A ordinary shares during any year in which we are PFIC, the U.S. Holder generally must file annual reports on an IRS form 8621 with respect to us and any Lower-tier PFIC, generally with the U.S. Holder’s federal income tax return for that year.

The application of the PFIC rules to an investment in our ADSs or Class A ordinary shares is complex. U.S. Holders should consult their tax advisers concerning our PFIC status for any taxable year and the application of the PFIC rules in their particular circumstances.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above.

Distributions paid on the Company’s ADSs or Class A ordinary shares (other than certain pro rata distributions of Class A ordinary shares) will be treated as dividends to the extent paid out of our company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. In light of the discussion in “—Passive Foreign Investment Company” above, non-corporate U.S. Holders should expect that dividends, if any, will likely not be eligible for preferential tax rates.

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

Sale or Other Taxable Disposition of ADSs or Class A ordinary shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above. A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year, and we are not a PFIC (or treated as a PFIC with respect to the U.S. Holder). Long-term capital gains recognized by noncorporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. In light of the discussion under “—Passive Foreign Investment Company” above, U.S. Holders should expect that any gain recognized on a sale or other taxable disposition of the ADSs or Class A ordinary shares will likely not be treated as long-term capital gain. The deductibility of capital losses is subject to limitations.

Foreign tax credit for PRC taxes imposed on disposition of ADSs or Class A ordinary shares

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” gain on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes if the Company is considered a PRC resident enterprise for PRC enterprise income tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder is not eligible for, or does not elect to apply, the benefits of the Treaty. As discussed above, the IRS has released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to any PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming (or limit U.S. Holders’ ability to claim) a foreign tax credit in whole or in part. If a U.S. Holder is precluded from claiming (or does not wish to claim) a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct non-U.S. taxes in lieu of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares or non-U.S. financial accounts through which they are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or Class A ordinary shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report. We have also filed a registration statement on Form F-6 (Registration No. 333-228089), a registration statement on Form S-8 (Registration No. 333230955), and a registration statement on Form 8-A (Registration No. 001-38726), including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares represented by the ADSs, as well as the ADSs.

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

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The functional currency of our company is the Hong Kong dollar. The functional currency of SFIL, which is incorporated in British Virgin Islands, is the U.S. dollar. The functional currency of our subsidiary in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Due to foreign currency translation adjustments, we recognized a foreign exchange loss of RMB867,116 in 2023, a foreign exchange gain of RMB524,149 in 2024, and a foreign exchange loss of RMB4,739,910 (US$6,77,798) in 2025, respectively.

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

As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U. S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were increases of 0.2%, 0.1% and 0.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of up to US$0.05 per ADS for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee of up to U.S.$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs pursuant to the terms of the deposit agreement) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, the Company and/or any third party (which fee may be assessed against holders as of a record date set by the depositary);

●	stock transfer or other taxes and other governmental charges;

●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Payments by Depositary

In March 2019, excluding withholding tax, we received a US$0.4 million cash payment from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program. In 2025, we have returned reimbursement of nil to the depositary bank in relation to the implementation of ADS ratio change.

Part II

Item 13. Item Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to The Rights Of Security Holders and Use of Proceeds

14.A.-14.D. Material Modifications to the Rights of Security Holders

On December 10, 2025, we held an extraordinary general meeting and adopted a dual-class shareholding structure by amending the authorized share capital of the Company:

(a)	FROM: US$380,000 divided into 3,800,000,000 Ordinary Shares of a nominal or par value of US$0.0001 each

(b)	TO: US$2,000,000 divided into 18,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, by:

(i)	the re-designation and reclassification of 1,559,576,960 authorized issued Ordinary Shares of a nominal or par value of US$0.0001 each into 1,559,576,960 Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company;

(ii)	the re-designation and reclassification of 2,240,423,040 authorized and unissued Ordinary Shares into 2,240,423,040 Class A Ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company; and

(iii)	the increase in the authorized share capital of the Company by the creation of 14,200,000,000 authorized but unissued Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company and 2,000,000,000 authorized but unissued Class B Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company.

Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters subject to vote at a general meeting of us.

As of the date of this Annual Report, we have not issued any Class B ordinary shares.

See “Item 10. Additional Information” for a description of the rights of shareholders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-226126) in relation to our initial public offering, which was declared effective by the SEC on November 6, 2018. In November 2018, we completed our initial public offering, resulting in net proceeds to us of US$45.7 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering.

As of December 31, 2025, we had used a portion of the net proceeds received from our initial public offering for share repurchase and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our existing disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

Because we are a non-accelerated filer, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2023	2024	2025
Services	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	8,900	6,225	4,851
Audit-Related Fees (2)	–	-	-
Tax Fees (3)	–	-	-
Other Fees (4)	7	-	-
Total	8,907	6,225	4,851

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its Class A ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on March 16, 2022 (the “Share Repurchase Program”). On March 16, 2023, the Company’s board of directors authorized to extend the Share Repurchase Program for 12 months commencing on March 16, 2023. On March 16, 2024, the Company’s board of directors authorized to extend the Share Repurchase Program for 24 months commencing on March 16, 2024.

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

The table below is a summary of the shares repurchased by us from April 1, 2025 to March 31, 2026. All shares were repurchased in the open market pursuant to such share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total ADSs Purchased as Part of the Publicly Announced Plans(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
Period
April 2025	-	-	824,146	952,720.6
May 2025	-	-	824,146	952,720.6
June 2025	-	-	824,146	952,720.6
July 2025	-	-	824,146	952,720.6
August 2025	-	-	824,146	952,720.6
September 2025	-	-	824,146	952,720.6
October 2025	-	-	824,146	952,720.6
November 2025	-	-	824,146	952,720.6
December 2025	-	-	824,146	952,720.6
January 2026	-	-	824,146	952,720.6
February 2026	-	-	824,146	952,720.6
March 2026	-	-	824,146	952,720.6

(1)	adjusted following the change in the ratio of the Company’s ADSs to Class A ordinary shares

16.F. Change in Registrant’s Certifying Accountant

For a detailed description of the change in registrant’s certifying accountant, see our report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2024.

16.G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two hundred (200) Class A ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

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

Shareholder Approval

The NYSE Standards require shareholder approval in connection with (i) equity-compensation plans and material revisions thereto; and (ii) issuance of shares under certain circumstances, including in connection with a transaction involving the issuance or potential issuance by the Company of common stock (or their equivalent) equal to 20% or more of the common stock or 20% voting power outstanding before the issuance. We are not subject to such shareholder approval requirements under the Cayman Islands law nor in our third amendment and restated memorandum and articles of association.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our Form 6-K (File No. 001-38726), filed with the SEC on December 10, 2025)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226126). as amended, initially filed publicly with the SEC on July 11, 2018)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38726) filed with the SEC on April 26, 2024).
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.3	2018 CNFinance Holdings Limited Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.4	English translation of Cooperative Service and Management Agreement between Shenfanlian Investment (Shenzhen) Group Co., Ltd. (formerly known as Shenzhen Fanhua United Investment Group Co., Ltd.), and FOTIC, dated March 15, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.5	English translation of FOTIC Jinghua No. 5 Project Service Agreement between the Company and China Foreign Economy and Trade Trust Co., Ltd. (“FOTIC”), dated December 19, 2014 (incorporated by reference to Exhibit 10.5 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
4.6	English translation of FOTIC Jinghua Structure Fund 5 Trust Plan-Structure Funds Trust Contract (Subordinated Level) between the Company and FOTIC, dated December 19, 2014 (incorporated by reference to Exhibit 10.6 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement Form F-1 (File No. 333-226126), as amended, initially filed publicly with the SEC on July 11, 2018)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to our Form 20-F (File No. 001-38726) filed publicly with the SEC on April 30, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Global Law Office
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of KPMG Huazhen LLP, Former Independent Registered Public Accounting Firm
15.4*	Consent of HTL International, LLC, Independent Registered Public Accounting Firm
15.5	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission, dated December 6, 2024 (incorporated by reference to Exhibit 16.1 to our Form 6-K (File No. 001-38726), filed with the SEC on December 6, 2024)
97	Compensation Recoupment policy (incorporated by reference to Exhibit 97 to our Form 20-F (File No. 001-38726) filed publicly with the SEC on April 26, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNFinance Holdings Limited

Date: April 30, 2026	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

CNFINANCE HOLDINGS LIMITED

Consolidated Financial Statements December 31, 2023, 2024 and 2025

CNFINANCE HOLDINGS LIMITED

(With Independent Registered Public Accounting Firm’s Report Thereon)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CNFinance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CNFinance Holdings Limited, its subsidiaries and variable interest entities (the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Assessment of the allowance for credit losses

As described in Notes 2(e), 2(o), 5, and 13 to the consolidated financial statements, the Company has home equity loans and off-balance sheet loans that are subject to credit losses. As of December 31, 2025, the Company recorded an allowance of credit loss of RMB251,318,270 and RMB458,680,518 for its home equity loans and contingent guarantee liabilities, respectively. The Company utilizes a current expected credit loss model, which is based on historical data, current conditions, and reasonable and supportable forecasts over the life of the loans to estimate allowance of credit loss (“ACL”).

The ACL comprises of collective and individual allowance for credit loss. The collective allowance covers assets with similar risks, including non delinquent loans and loans delinquent up to 90 days. It takes into account quantitative and qualitative factors and is calculated by multiplying probability of default (“PD”), loss given default (“LGD”), and exposure at default (“EAD”). PD is based on past delinquency data and is adjusted for macroeconomic factors, which considers selected economic variables and the weighting of multiple macroeconomic forecast scenarios over the life of the loans. LGD reflects historical loss experience period, while EAD represents the amount outstanding. The qualitative component of the collective ACL represents the Company’s judgment of additional considerations to account for external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors. The individual allowance applies to loans delinquent over 90 days or with distinct risks, often collateral-dependent. It uses a discounted cash flow (“DCF”) model, comparing carrying value to the present value of the expected cash flows from the underlying collateral, adjusted for disposal discounts and costs to sell.

We identified the ACL as a critical audit matter due to the significant judgment and estimation by management in determining the quantitative and qualitative variables utilized in their credit loss model to estimate collective and individual credit loss allowance, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating audit evidence obtained relating to the credit loss estimates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The following are the primary procedures we performed to address this critical audit matter:

●	Evaluated the design and operating effectiveness of internal controls over the ACL methodology, including PD and LGD model development, determination of forward-looking adjustments, macroeconomic variable selection, historical loss experience periods, collateral valuation for individual allowances;

●	Tested the accuracy and completeness of underlying input data for collective and individual allowance calculations by verifying PD and LGD model inputs for collective allowances, such as historical delinquency and recovery data, and by verifying loan-specific inputs for individual allowances, such as expected cash flows and collateral values;

●	Assessed the reasonableness of the PD and LGD model for collective allowances and determined whether the collective allowance models are suitable for their intended use, and evaluated the reasonableness of individual allowance calculations based on expected cash flows or collateral fair values;

●	Assessed the reasonableness of forward-looking macroeconomic adjustments for collective allowances by comparing selected variables and scenario weightings to independent economic reports and industry practices;

●	Engaged an auditor’s specialist to assist in evaluating the appropriateness of the methodologies and assumptions applied in deriving the forward-looking adjustments and the reasonableness of key assumptions;

●	Verified collateral appraisals for individual allowances against third-party valuations, industry benchmarks, and regulatory guidance, ensuring lien and valuation factors were considered, and tested the reasonableness of disposal discount assumptions;

●	Reviewed the Company’s ACL policy and evaluated the sufficiency of disclosures related to the ACL in the financial statements, ensuring compliance with U.S. generally accepted accounting principles.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CNFinance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows of CNFinance Holdings Limited (CNFinance), its subsidiaries and variable interest entities (the Company) for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2013 to 2024.

Guangzhou, China

April 26, 2024

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets

(Amounts in Renminbi ( “RMB”), except for numbers of shares and per share data)

	Note	December 31, 2024	December 31, 2025
		RMB	RMB
Assets
Cash, cash equivalents and restricted cash (including amounts of the consolidated VIEs of RMB1,024,148,680 and RMB267,290,165 as of December 31, 2024 and 2025, respectively)	4	1,170,386,076	338,187,517
Loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB6,086,217,494 and RMB1,013,029,316 as of December 31, 2024 and 2025, respectively)	5	7,545,283,306	2,487,818,792
Allowance for credit losses (including amounts of the consolidated VIEs of RMB591,519,389 and RMB187,246,156 as of December 31, 2024 and 2025, respectively)		(678,020,346)	(314,048,676)
Net loans principal, interest and financing service fee receivables (including amounts of the consolidated VIEs of RMB5,494,698,105 and RMB825,783,160 as of December 31, 2024 and 2025, respectively)		6,867,262,960	2,173,770,117
Loans held-for-sale (including amounts of the consolidated VIEs of RMB2,013,904,758 and RMB1,992,122,884 as of December 31, 2024 and 2025, respectively)	5(d)	3,529,585,983	3,508,002,863
Investment securities (including amounts of the consolidated VIEs of RMB23,000,000 and RMB8,000,000 as of December 31, 2024 and 2025, respectively)	6	266,928,774	273,442,460
Property and equipment	7	187,477,921	177,700,454
Intangible assets		3,082,451	-
Deferred tax assets (including amounts of the consolidated VIEs of RMB 1,809,403 and RMB 7,607,426 as of December 31, 2024 and 2025, respectively)	26	131,112,019	318,345,730
Deposits (including amounts of the consolidated VIEs of RMB 130,977,736 and RMB 57,059,596 as of December 31, 2024 and 2025, respectively)	8	162,039,260	91,278,409
Right-of-use assets (including amounts of the consolidated VIEs of RMB 413,172 and RMB 821,569 as of December 31, 2024 and 2025, respectively)		25,049,991	11,760,434
Guaranteed assets (including amounts of the consolidated VIEs of RMB656,112,865 and RMB925,263,883 as of December 31, 2024 and 2025, respectively)	9	1,133,290,527	1,645,127,872
Other assets (including amounts of the consolidated VIEs of RMB29,910,749 and RMB21,749,504 as of December 31, 2024 and 2025, respectively)	10	1,550,898,580	1,711,503,840
Total assets		15,027,114,542	10,249,119,696
Liabilities and shareholders’ equity

Interest-bearing borrowings	11
Borrowings under agreements to repurchase (including amounts of the consolidated VIEs of RMB29,708,280 and RMB36,524,859 as of December 31, 2024 and 2025, respectively)		1,669,232,250	2,766,434,387
Other borrowings (including amounts of the consolidated VIEs of RMB5,844,144,937 and RMB591,994,138 as of December 31, 2024 and 2025, respectively)		5,933,286,917	673,140,631
Accrued employee benefits (including amounts of the consolidated VIEs of RMB38,168 and RMB33,769 as of December 31, 2024 and 2025, respectively)		15,337,376	7,918,035
Income taxes payable (including amounts of the consolidated VIEs of RMB2,013,889 and RMB4,353,507 as of December 31, 2024 and 2025, respectively)		199,758,987	259,788,832
Deferred tax liabilities (including amounts of the consolidated VIEs of Nil and 55,991 as of December 31, 2024 and 2025, respectively)	26	73,421,888	80,737,217
Lease liabilities (including amounts of the consolidated VIEs of RMB86,485 and RMB259,455 as of December 31, 2024 and 2025, respectively)		21,389,738	12,236,291
Credit risk mitigation position	12	1,370,674,079	1,074,211,035
Other liabilities (including amounts of the consolidated VIEs of RMB430,140,564 and RMB119,631,799 as of December 31, 2024 and 2025, respectively)	13	1,686,454,806	1,794,010,893
Total liabilities		10,969,556,041	6,668,477,321

Commitments and contingencies	30	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated balance sheets (continued)

	Note	December 31, 2024	December 31, 2025
		RMB	RMB
Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2024)	14	916,743	-
Class A Ordinary shares (USD0.0001 par value; 18,000,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2025)		-	916,743
Class B Ordinary shares (USD0.0001 par value; 2,000,000,000 shares authorized; nil shares issued and outstanding as of December 31, 2025)		-	-
Treasury stock		(122,897,896)	(124,680,070)
Additional paid-in capital	15	1,046,619,398	1,046,619,398
Retained earnings	16	3,141,740,988	2,671,346,946
Accumulated other comprehensive losses	17	(8,820,732)	(13,560,642)
Total equity attributable to owners of the Company		4,057,558,501	3,580,642,375

Non-controlling interests		-	-

Total shareholders’ equity		4,057,558,501	3,580,642,375
Total liabilities and shareholders’ equity		15,027,114,542	10,249,119,696

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of comprehensive income/(loss)

(Amounts in Renminbi ( “RMB”), except for numbers of shares and per share data)

		Year ended December 31
	Note	2023	2024	2025
		RMB	RMB	RMB
Interest and fees income	18	1,754,595,020	1,538,620,115	575,783,341

Interest expenses on interest-bearing borrowings		(723,081,286)	(794,518,514)	(511,866,737)
Net interest and fees income		1,031,513,734	744,101,601	63,916,604

Net revenue under the commercial bank partnership model	19	87,936,005	97,127,306	19,959,208

Collaboration cost for sales partners	20	(343,508,143)	(252,881,333)	(52,006,417)

Net interest and fees income after collaboration cost		775,941,596	588,347,574	31,869,396

Provision for credit losses, net of increase in guaranteed recoverable assets	21	(177,282,998)	(105,216,440)	(480,931,843)
Provision for cost method investment	10(viii)	(5,907,577)	-	-

Net interest and fees income after collaboration cost and provision		592,751,021	483,131,134	(449,062,448)

Realized gains/(losses) on sales of investments, net	22	6,548,484	(4,125,037)	(971,725)
Net losses on sales of loans	23	(17,190,545)	(6,497,731)	(20,967,075)
Other gains/(losses), net	24	4,847,597	(24,400,913)	69,674,481
Total non-interest (losses)/income, net		(5,794,464)	(35,023,681)	47,735,681

Operating expenses
Employee compensation and benefits		(204,573,389)	(155,735,239)	(91,214,320)
Share-based compensation expenses		(7,517,349)	(14,898,534)	-
Taxes and surcharges		(31,343,671)	(26,168,730)	(10,724,811)
Operating lease cost		(16,366,797)	(15,693,697)	(13,709,695)
Other expenses	25	(121,520,772)	(187,322,734)	(67,122,182)
Total operating expenses		(381,321,978)	(399,818,934)	(182,771,008)

Income/(loss) before income tax expense		205,634,579	48,288,519	(584,097,775)
Income tax (expense)	26	(41,017,018)	(10,504,073)	113,703,733
Net income/(loss)		164,617,561	37,784,446	(470,394,042)
Earnings per share	27
Basic		0.12	0.03	(0.34)
Diluted		0.11	0.03	(0.34)

Other comprehensive income/(loss)
Foreign currency translation adjustment		867,116	524,149	(4,739,910)
Comprehensive income/(loss)		165,484,677	38,308,595	(475,133,952)
Less: net income attributable to non-controlling interests		19,377,314	-	-

Total comprehensive income/(loss) attributable to ordinary shareholders		146,107,363	38,308,595	(475,133,952)

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of changes in shareholders’ equity

(Amounts in Renminbi ( “RMB”), except for numbers of shares and per share data)

	Note	Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive losses	Retained earnings	Non- controlling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023		916,743	-	-	(87,631,475)	1,024,203,515	(10,211,997)	2,958,716,295	51,720,379	3,937,713,460
Repurchase of treasury stock		-	-	-	(30,691,070)	-	-	-	-	(30,691,070)
Net income		-	-	-	-	-	-	145,240,247	19,377,314	164,617,561
Foreign currency translation adjustment	17	-	-	-	-	-	867,116	-	-	867,116
Share-based compensation		-	-	-	-	7,517,349	-	-	-	7,517,349
Contributions from non-controlling interests	2(a)	-	-	-	-	-	-	-	71,514,091	71,514,091
Acquisition of interest in consolidated VIEs from non-controlling interests		-	-	-	-	-	-	-	(142,611,784)	(142,611,784)
Balance as of December 31, 2023		916,743	-	-	(118,322,545)	1,031,720,864	(9,344,881)	3,103,956,542	-	4,008,926,723
Balance as of January 1, 2024		916,743	-	-	(118,322,545)	1,031,720,864	(9,344,881)	3,103,956,542	-	4,008,926,723
Repurchase of treasury stock		-	-	-	(4,575,351)	-	-	-	-	(4,575,351)
Net income		-	-	-	-	-	-	37,784,446	-	37,784,446
Foreign currency translation adjustment	17	-	-	-	-	-	524,149	-	-	524,149
Share-based compensation		-	-	-	-	14,898,534	-	-	-	14,898,534
Contributions from non-controlling interests	2(a)	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2024		916,743	-	-	(122,897,896)	1,046,619,398	(8,820,732)	3,141,740,988	-	4,057,558,501
Balance as of January 1, 2025		916,743	-	-	(122,897,896)	1,046,619,398	(8,820,732)	3,141,740,988	-	4,057,558,501
Re-designation of authorized ordinary shares	14	(916,743)	916,743	-	-	-	-	-	-	-
Repurchase of treasury stock		-	-	-	(1,782,174)	-	-	-	-	(1,782,174)
Net loss		-	-	-	-	-	-	(470,394,042)	-	(470,394,042)
Foreign currency translation adjustment	17	-	-	-	-	-	(4,739,910)	-	-	(4,739,910)
Share-based compensation		-	-	-	-	-	-	-	-	-
Contributions from non-controlling interests	2(a)	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2025		-	916,743	-	(124,680,070)	1,046,619,398	(13,560,642)	2,671,346,946	-	3,580,642,375

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

(Amounts in Renminbi ( “RMB”))

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:

Net income/(loss)	164,617,561	37,784,446	(470,394,042)

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	177,282,998	105,216,440	480,931,843
Provision for cost method investment	5,907,577	-	-
Depreciation and amortization	1,753,032	11,540,878	15,978,766
Share-based compensation expenses	7,517,349	14,898,534	-
Net losses/(gains) on disposal of property and equipment	147,644	(39,563)	-
Net loss on disposal of non-marketable equity securities and Investment securities	1,524,159	(4,125,037)	971,725
Foreign exchange gains	(3,589,629)	(5,933,998)	(5,672,134)
Deferred tax benefit	(16,493,414)	(38,044,032)	(179,918,382)
Net losses on sale of loans	17,190,545	6,497,731	20,967,075
Profit and loss arising from fair value changes	5,765,113	-	-

Loans held-for-sale:
Originations and purchases	(629,040,509)	(392,734,939)	(126,690,813)
Proceeds from sales and paydowns of loans originally classified as held-for-sale	1,896,137,537	1,404,481,435	732,149,970

Changes in operating assets and liabilities:
Deposits	(18,020,425)	1,074,466	70,760,851
Guarantee deposits	(142,002,003)	(37,968,789)	61,057,202
Credit risk mitigation position and guarantee repayments from sales partner	234,530,494	(60,885,147)	(423,952,606)
Other operating assets	15,130,538	(243,888,698)	(279,502,517)
Other operating liabilities	(12,597,823)	(40,643,453)	187,760,210
Net cash provided by operating activities	1,705,760,744	757,230,274	84,447,150
Cash flows from investing activities:

Loans originated, net of principal collected	(3,040,754,719)	(818,975,410)	2,943,445,302
Proceeds from sales of investment securities	2,973,911,087	1,080,908,979	717,259,189
Proceeds from disposal of non-marketable equity securities	3,400,000	25,000,000	13,178,264
Proceeds from disposal of property and equipment and intangible assets	38,909	833,525	446,703
Proceeds from sales of loans	1,202,955,909	814,597,838	366,434,506
Purchased loans with credit deterioration	(640,283,653)	(435,981,602)	(56,366,398)
Purchases of investment securities	(2,868,678,085)	(922,104,610)	(706,965,500)
Purchases of non-marketable equity securities	-	-	-
Purchases of property, equipment and intangible assets	(114,503,257)	(7,945,839)	(3,565,552)
Net cash provided/(used in) investing activities	(2,483,913,809)	(263,667,119)	3,273,866,515

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows (continued)

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from financing activities:

Proceeds from interest-bearing borrowings	10,402,258,233	9,493,281,488	2,777,439,569
Proceeds from contributions from non-controlling shareholders	71,514,091	-	-
Repurchase of ordinary shares	(30,691,070)	(4,575,351)	(1,782,174)
Repayment of interest-bearing borrowings	(9,294,928,900)	(10,820,894,746)	(6,961,429,710)
Acquisition of interests in consolidated VIEs from non-controlling interests	(142,611,784)	-	-
Net cash provided by/used in financing activities	1,005,540,570	(1,332,188,609)	(4,185,772,315)
Net increase/(decrease) in cash, cash equivalents and restricted cash	227,387,505	(838,625,454)	(827,458,650)
Cash, cash equivalents and restricted cash at the beginning of year	1,772,184,145	2,001,602,420	1,170,386,076
Effect of exchange rate change on cash, cash equivalents and restricted cash	2,030,770	7,409,110	(4,739,909)
Cash, cash equivalents and restricted cash at the end of year	2,001,602,420	1,170,386,076	338,187,517
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	63,458,446	27,704,212	4,641,211
Interest expense paid	726,293,220	776,332,323	469,985,706

The accompanying notes are an integral part of these consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

The Group’s main funding resources are equity and borrowings from third parties. The loans are granted through its licensed micro credit subsidiaries in Beijing, Shenzhen and Chongqing directly, or the structured funds funded with the Group as general partners. Home equity loans were secured by residential or commercial real estate as of December 31, 2024 and December 31, 2025.

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

The Group also has started to collaborate with commercial banks since 2021. Under the commercial bank partnership model, the Group provides loan facilitation services (covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers), post-facilitation services (covering cash processing services and collection services), and guarantee services for the off–balance sheet loans. In 2023, the Group started to introduce sales partners under the commercial bank partnership model as well.

Basis of preparation

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Investment in significant subsidiaries for the year ended December 31, 2025

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect
Sincere Fame International Limited 诚名国际有限公司	British Virgin Islands October 6, 2006	USD	1,230,434	USD	1,230,434	100%	-	Investment Holding

China Financial Services Group Limited泛华金融服务集团 有限公司	Hong Kong August 28, 2000	HKD	100,000,000	HKD	100,000,000	-	100%	Investment Holding

Fanhua Chuang Li Information Technology (Shenzhen) Co., Ltd.泛华创利信息技术 (深圳) 有限公司	the PRC December 21, 1999	HKD	400,000,000	HKD	400,000,000	-	100%	Investment Holding

Shenzhen Fanhua United Investment Group Co., Ltd.深圳泛华联合投资集团有限公司	the PRC August 9, 2006	RMB	250,000,000	RMB	250,000,000	-	100%	Investment Holding

Guangzhou Anyu Mortgage Consulting Co., Ltd.广州安宇按揭咨询 有限公司	the PRC January 23, 2003	RMB	2,220,000	RMB	2,220,000	-	100%	Micro credit and mortgage agency services

Chongqing Fengjie Financial Advisory Co., Ltd.重庆丰捷财务咨询 有限公司	the PRC June 13, 2010	RMB	500,000	RMB	500,000	-	100%	Financial consultancy

Guangzhou Chengze Information Technology Co., Ltd.广州诚泽信息科技 有限公司	the PRC December 11, 2006	RMB	3,000,000	RMB	3,000,000	-	100%	Software development and maintenance

Chongqing Liangjiang New Area Fanhua Micro-credit Co., Ltd.重庆市两江新区泛华 小额贷款有限公司	the PRC December 26, 2011	USD	30,000,000	USD	30,000,000	-	100%	Micro credit and mortgage agency services

Shenzhen Fanhua Micro-credit Co., Ltd.深圳泛华小额贷款 有限公司	the PRC March 15, 2012	RMB	300,000,000	RMB	300,000,000	-	100%	Micro credit and mortgage agency services

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital		Percentage of equity attributable to the Group		Principal activities
						Direct	Indirect
Shenzhen Fanhua Fund Management Services Co., Ltd. 深圳泛华基金 管理服务有限公司	the PRC June 8, 2012	RMB	5,000,000	RMB	5,000,000	-	100%	Company register service

Guangzhou Heze Information Technology Co., Ltd. 广州和泽信息科技 有限公司	the PRC September 16, 2010	RMB	20,000,000	RMB	20,000,000	-	100%	Software development and maintenance

Beijing Lianxin Chuanghui Information Technology Co., Ltd. 北京联鑫创辉 信息技术有限公司	the PRC February 2, 2012	HKD	10,000,000	HKD	10,000,000	-	100%	Software development and maintenance

Shenzhen Fanlian Investment Co., Ltd. 深圳泛联投资有限公司	the PRC November 26, 2012	RMB	30,000,000	RMB	30,000,000	-	100%	Investment Holding

Fanhua Financial Leasing (Shenzhen) Co., Ltd. 泛华融资租赁 (深圳)有限公司	the PRC September 4, 2012	USD	10,000,000	USD	10,000,000	-	100%	Business

Shenzhen Fanhua Chengyu Finance Service Co., Ltd. 深圳泛华诚誉金融配套服务有限公司	the PRC March 15, 2013	RMB	10,000,000	RMB	10,000,000	-	100%	Labor outsourcing services

Beijing Fanhua Qilin Capital Management Co., Ltd. 北京泛华麒麟资本管理有限公司	the PRC December 26, 2016	RMB	100,000,000	RMB	10,000,000	-	96%	Asset Management

Shijiazhuang Fanhua Financial Advisory Co., Ltd ..石家庄泛华财务咨询有限公司	the PRC July 27, 2017	RMB	2,000,000		-	-	100%	Financial Consultancy

Haikou Fanhua Financial Advisory Co., Ltd. 海口市泛华财务咨询有限公司	the PRC June 12, 2020	RMB	1,000,000		-	-	100%	Financial consultancy

Ganzhou Shenzhen Fanlian Financial Advisory Co., Ltd. 赣州深泛联财务咨询有限公司	the PRC August 8, 2020	RMB	1,000,000		-	-	100%	Financial consultancy

Fanhua Jinfu (Foshan) Co., Ltd. 泛华金服（佛山）有限公司	the PRC May 22, 2020	RMB	200,000,000		-	-	100%	Financial consultancy

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect
Guangzhou Nansha Weisen Technology Co., Ltd 广州南沙区玮森科技有限公司	the PRC March 3, 2020	RMB	500,000	-	-	100%	Software development and maintenance

Wuxi Shenzhen Fanlian Enterprise Management Co., Ltd. 无锡深泛联企业管理有限公司	the PRC April 27, 2022	RMB	500,000	-	-	100%	Enterprise Management

Ningbo Lianyi Technological Advisory Co., Ltd. 宁波联亿科技咨询有限公司	the PRC November 24, 2022	RMB	50,000,000	-	-	100%	Financial consultancy

Shenfanlian Eighteenth District (Dongguan) Enterprise Management Co., Ltd 深泛联十八区（东莞）企业管理有限公司	the PRC June 6, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Eightth District (Jinan) Enterprise Management Co., Ltd 深泛联八区（济南）企业管理有限公司	the PRC June 13, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Second District (Shenzhen) Enterprise Management Co., Ltd 深泛联二区（深圳）企业管理有限公司	the PRC April 20, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

ShenfanLian (Qingdao) Enterprise Management Co., Ltd 深泛联（青岛）企业管理有限公司	the PRC June 14, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Fanhua fifteenth District (Zhongshan) Enterprise Management Co., Ltd 泛华十五区（中山）企业管理有限公司	the PRC July 11, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian eighth District (Tianjin) Enterprise Management Co., Ltd 深泛联八区（天津）企业管理有限公司	the PRC June 15, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect
Shenfanlian eighth District (Beijing) Enterprise Management Co., Ltd 深泛联八区（北京）企业管理有限公司	the PRC June 6, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Fanhua fourteenth District (Shenzhen) Enterprise Management Co., Ltd 泛华十四区（深圳）企业管理有限公司	the PRC July 24, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian seventh District (Nanning) Enterprise Management Co., Ltd 深泛联七区（南宁）企业管理有限公司	the PRC June 7, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Seventeenth District (Hubei) Enterprise Management Co., Ltd 深泛联十七区（湖北）企业管理有限公司	the PRC June 19, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Fanhua first District (Huizhou) Enterprise Management Co., Ltd 泛华一区（惠州）企业管理有限公司	the PRC August 4, 2023	RMB	200,000	-	-	100%	Enterprise Management

Shenfanlian (Foshan) Enterprise Management Co., Ltd 深泛联（佛山）企业管理有限公司	the PRC July 17, 2023	RMB	500,000	-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect
Shenfanlian (Xi’an) Enterprise Management Co., Ltd 深泛联（西安）企业管理有限公司	the PRC June 19, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian Seventeenth District Enterprise Management Co., Ltd 深泛联十七区（深圳）企业管理有限公司	the PRC August 15, 2023	RMB	1,000,000			100%	Enterprise Management

Shenfanlian first district (Shenzhen) Enterprise Management Co., Ltd 一区深泛联（深圳）企业管理有限公司	the PRC June 26, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian (Zhengzhou) Enterprise Management Consulting Co., Ltd 深泛联（郑州）企业管理咨询有限公司	the PRC July 28, 2023	RMB	500,000	-	-	100%	Enterprise Management

Shenfanlian first District (Quanzhou) Enterprise Management Co., Ltd 深泛联一区 (泉州) 企业管理有限公司	the PRC August 16, 2022	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfan Shilu District (Kunming) Enterprise Management Co., Ltd 深泛拾陆区（昆明）企业管理有限公司	the PRC July 5, 2023	RMB	200,000	-	-	100%	Enterprise Management

Shenzhen Fanlian (Nanjing) Financial Consulting Services Co., Ltd 深泛联（南京）财务咨询服务有限公司	the PRC June 27, 2023	RMB	500,000	-	-	100%	Financial consultancy

Fanhua Fifteenth District (Chengdu) Enterprise Management Co., Ltd 泛华十五区（成都）企业管理有限公司	the PRC August 18, 2023	RMB	200,000	-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect
Fanhua Sixteenth District (Tianjin) Enterprise Management Co., Ltd 泛华十六区（天津）企业管理有限公司	the PRC October 18, 2023	RMB	200,000	-	-	100%	Enterprise Management

Guangzhou Mingsheng Capital Management Limited Partnership (LP) 广州明晟资本管理合伙企业（有限合伙）	the PRC January 1, 2024	RMB	40,000,000	-		100%	Financial consultancy

Shenfanlian first district (Nanning) Enterprise Management Co., Ltd. 深泛联一区（南宁）企业管理有限公司	the PRC March 5, 2024	RMB	1,000,000	-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of company	Place and date of incorporation/ establishment	Registered capital		Issued and fully paid up capital	Percentage of equity attributable to the Group		Principal activities
					Direct	Indirect
Ganzhou Shenzhen Fanlian Financial Advisory Co., Ltd. 赣州深泛联财务咨询有限公司	the PRC August 8, 2020	RMB	1,000,000	-	-	100%	Financial consultancy

Fanhua Jinfu (Foshan) Co., Ltd. 泛华金服（佛山）有限公司	the PRC May 22, 2020	RMB	200,000,000	-	-	100%	Financial consultancy

Guangzhou Nansha Weisen Technology Co., Ltd 广州南沙区玮森科技有限公司	the PRC March 30, 2020	RMB	500,000	-	-	100%	Software development and maintenance

Wuxi Shenzhen Fanlian Enterprise Management Co., Ltd. 无锡深泛联企业管理有限公司	the PRC April 27,2022	RMB	500,000	-	-	100%	Enterprise Management

Ningbo Lianyi Technological Advisory Co., Ltd. 宁波联亿科技咨询有限公司	the PRC November 24, 2022	RMB	50,000,000	-	-	100%	Financial consultancy

Shenfanlian Eighteenth District (Dongguan) Enterprise Management Co., Ltd 深泛联十八区（东莞）企业管理有限公司	the PRC June 6, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Eightth District (Jinan) Enterprise Management Co., Ltd 深泛联八区（济南）企业管理有限公司	the PRC June 13, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

Shenfanlian Second District (Shenzhen) Enterprise Management Co., Ltd -深泛联二区（深圳）企业管理有限公司	the PRC April 20, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

ShenfanLian (Qingdao) Enterprise Management Co., Ltd 深泛联（青岛）企业管理有限公司	the PRC June 14, 2023	RMB	1,000,000	-	-	100%	Enterprise Management

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

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

Consolidated VIEs

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The cash of structured funds represents that funds established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. The cash and cash equivalents of structured funds amounted to RMB768,186,638 and RMB183,007,100 as of December 31, 2024 and 2025 respectively can only be used to grant loans. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit strengthening on the loans to customers under the funds. The Group is also the manager of the funds, having the approval role for the loan origination and modification within the structured funds. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds.

The structured funds are not income taxpayers according to PRC income tax law. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of December 31, 2024 and 2025.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the investments in the consolidated VIEs by the Group as of December 31, 2025.

Name of the consolidated VIEs	Place and date of incorporation/establishment	Principal activities

Jinghua Structured Fund 6 菁华6号信托计划	the PRC 2014/9/9	Micro credit

Bohai Trust Shenfanlian Micro Finance Structured Fund渤海信托深泛联小微金融集合资金信托计划	the PRC 2016/9/14	Micro credit

Bohai Huihe SME Structured Fund 渤海汇和中小微企业经营贷集合资金信托计划	the PRC 2017/9/29	Micro credit

Beijing Fanhua Micro-credit Company Limited 北京泛华小额贷款有限公司	the PRC 2012/8/10	Micro credit

Zhonghai Lanhai Structured Fund 1 中海信托蓝海1号集合资金信托计划	the PRC 2018/7/18	Micro credit

Bohai Trust No.1 Huiying Structured Fund 渤海惠盈1号集合资金信托计划	the PRC 2018/9/10	Micro credit

Bohai Trust No.2 Shenzhen Fanhua United Structured Fund渤海信托-深泛联2号集合资金信托计划	the PRC 2018/11/28	Micro credit

Jinghua Structured Fund 1 外贸信托菁华1号集合资金信托计划	the PRC 2019/5/8	Micro credit

Hunan Structured Fund 2019-1 湖南信托2019-1集合资金信托计划	the PRC 2019/9/23	Micro credit

Hunan Structured Fund 2019-2 湖南信托2019-2集合资金信托计划	the PRC 2019/9/23	Micro credit

Shaanxi International Xinglong Structured Fund 1-1陕国投·兴隆1-1号集合资金信托计划	the PRC 2019/11/6	Micro credit

Shaanxi International Xinglong Structured Fund 2-1陕国投·兴隆2-1号集合资金信托计划	the PRC 2019/9/24	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of the consolidated VIEs	Place and date of incorporation/establishment	Principal activities

No. 50 Jinghua Structured Fund 外贸信托菁华50号资管计划	the PRC 2019/4/26	Micro credit

No. 70 Jinghua Structured Fund 外贸信托菁华70号资管计划	the PRC 2020/12/25	Micro credit

Shaanxi International Xinglong Structured Fund 22-1 陕国投·兴隆22-1号集合资金信托计划	the PRC 2020/6/22	Micro credit

No. 74 Jinghua Structured Fund 外贸信托菁华74号资管计划	the PRC 2020/11/26	Micro credit

Hunan Structured Fund 2020-1 湖南信托2020-1集合资金信托计划	the PRC 2020/12/8	Micro credit

Shaanxi International Xinglong Structured Fund 2-2 陕国投·兴隆2-2号集合资金信托计划	the PRC 2021/1/26	Micro credit

Zhonghai Lanhai Structured Fund 30-X 中海信托-蓝海30-X号集合资金信托计划	the PRC 2021/3/17	Micro credit

Bohai Trust 2020 Pucheng No. 75 渤海信托·2020普诚75号集合资金信托计划	the PRC 2021/7/15	Micro credit

Guomin Tianshu Structured Fund 2-1 国民信托·天枢2-1号单一资金信托	the PRC 2021/8/31	Micro credit

Shenzhen Ruishu Economic Information Technology Advisory Partnership (Limited Partnership) 深圳瑞枢经济信息技术咨询合伙企业（有限合伙）	the PRC 2021/9/30	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of the consolidated VIEs	Place and date of incorporation/establishment	Principal activities

Shenzhen Chengshu Information Technology Advisory Partnership (Limited Partnership) 深圳诚枢信息技术咨询合伙企业（有限合伙）	the PRC 2021/11/29	Micro credit

Zhongrong Yuanshuo No.1 Structured Fund 中融-元烁1号集合资金信托计划	the PRC 2021/9/29	Micro credit

Tianjin Baihua Economic Information Advisory Partnership (Limited Partnership) 天津柏华经济信息咨询合伙企业（有限合伙）	the PRC 2022/1/19	Micro credit

Bohai Trust 2021 Pucheng No. 83 渤海信托·2021普诚83号集合资金信托计划	the PRC 2022/1/25	Micro credit

Zhongrong Yuanshuo No.2 Structured Fund 中融-元烁2号集合资金信托计划	the PRC 2022/2/18	Micro credit

Shenzhen Huashu Information Technology Advisory Partnership (Limited Partnership) 深圳华枢信息技术咨询合伙企业（有限合伙）	the PRC 2022/2/22	Micro credit

Zijin No.3 Business Acceleration Structured Fund 紫金信托·助业3号集合资金信托计划	the PRC 2022/4/25	Micro credit

Zhongliang Hongrui No.1 Structured Fund 中粮信托-弘瑞普惠1号集合资金信托计划	the PRC 2022/5/19	Micro credit

Zhongrong Yuanshuo No.3 Structured Fund 中融-元烁3号集合资金信托计划	the PRC 2022/7/26	Micro credit

Tianjin Pinhua Economic Information Advisory Partnership (Limited Partnership) 天津品华经济信息咨询合伙企业（有限合伙）	the PRC 2022/10/10	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of the consolidated VIEs	Place and date of incorporation/establishment	Principal activities

Shenzhen Zeshu Information Technology Advisory Partnership (Limited Partnership) 深圳泽枢信息技术咨询合伙企业（有限合伙）	the PRC 2022/11/19	Micro credit

Hunan Caixin - Zhongliang - Hongxin Universal Benefit No. 1 湖南财信-中粮-弘信普惠1号集合资金信托计划	the PRC 2023/2/7	Micro credit

Shenzhen Mingshu Information Technology Advisory Partnership (Limited Partnership) 深圳名枢信息技术咨询合伙企业（有限合伙）	the PRC 2023/4/13	Micro credit

No. 51 Jinghua Structured Fund 外贸信托-菁华51号单一资金信托	the PRC 2023/6/29	Micro credit

No. 2 Jinghua Structured Fund 外贸菁华2号集合资金信托计划	the PRC 2023/7/7	Micro credit

Guangzhou Ming Hao Investment Partnership (Limited Partnership) 广州市明灏投资合伙企业（有限合伙）	the PRC 2023/8/28	Micro credit

Zhongliang Trust Plan- Hongjun No. 1 中粮信托-弘鋆1号 集合资金信托计划	the PRC 2023/9/7	Micro credit

Zhongliang Trust Plan-Honghao No. 1 中粮信托-弘浩普惠1号集合资金信托计划	the PRC 2023/9/7	Micro credit

Zhongliang Trust Plan-Hongsheng No. 1 中粮信托-弘盛普惠1号集合资金信托计划	the PRC 2024/11/1	Micro credit

Zhongliang Trust Plan- Hongmeng No. 1 中粮信托-弘盟1号集合资金信托计划	the PRC 2023/11/15	Micro credit

Zhongliang Trust Plan-Hongyi Puhui No.1 中粮信托-弘益普惠1号集合资金信托计划	the PRC 2025/04/01	Micro credit

Zhongliang Trust Plan- Hongji No. 1 中粮集合资金信托计划信托-弘济1号	the PRC 2023/12/ 25	Micro credit

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

1.	DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the assets and liabilities of the consolidated VIEs included in the Group’s consolidated balance sheets after elimination of intercompany transactions and balances:

	December 31, 2024	December 31, 2025
	RMB	RMB
Cash, cash equivalents and restricted cash	1,024,148,680	267,290,165
Net loans principal, interest and financing service fees receivables	5,494,698,105	825,783,160
Loans held-for-sale	2,013,904,758	1,992,122,884
Investment securities	23,000,000	8,000,000
Deferred tax assets	1,809,403	7,607,426
Other assets	817,414,521	1,004,894,552

Total assets	9,374,975,467	4,105,698,187

Interest-bearing borrowings	5,873,853,217	628,518,997
Income taxes payable	2,013,889	4,353,507
Deferred tax liabilities	-	55,991
Other liabilities	430,265,217	119,925,023

Total liabilities	6,306,132,323	752,853,517

The table sets forth the results of operations of the VIEs included in the Group’s consolidated statements of comprehensive income:

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Revenue	1,352,486,176	1,261,363,850	418,086,415
Net income/(loss)	495,371,047	397,516,115	(103,550,301)

The table sets forth the cash flows of the VIEs included in the Group’s consolidated statements of cash flows:

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided/(used) by operating activities	1,292,343,388	1,544,447,565	(180,439,240)
Net cash provided by/(used) in investing activities	(1,282,239,529)	1,344,524,994	4,668,914,945
Net cash provided by/(used) in financing activities	234,705,208	(3,375,509,894)	(5,245,334,220)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The resulting exchange differences are recorded in the consolidated statements of other comprehensive income/(loss).

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

Remaining performance obligations represent the transaction price allocated to undelivered services under post-facilitation services. The associated revenue will be recognized until the services are performed and the revenue recognition criteria under ASC Topic 606 is satisfied. The Group collects service fees monthly. The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB6.26 million and RMB9.22 million for the years ended December 31, 2024 and 2025, respectively. Among the aggregate transaction price, approximately 100% and 100% of the remaining performance obligations will be recognized over the following 12 months for the years ended December 31, 2024 and 2025, respectively.

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Charge-off policies

For the years ended December 31, 2024 and 2025, the charge-off policies in Group are presented as follows:

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

The Group categorizes trademarks as indefinite-lived intangible assets, whose carrying value is nil. If it is more likely than not that the asset is impaired, the Group records the amount that the carrying value exceeds the fair value as an impairment expense. The Group performed its annual impairment review of indefinite-lived intangible assets on December 31, 2024 and 2025 and determined that it is more likely than not that the carrying value was less than the fair value.

Intangible assets with finite useful lives represent software and cooperation agreements, the estimated useful lives of which are 1 to 3 years and 3 years, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

The Company has two classes of ordinary shares, Class A and Class B, which have identical rights to dividends and distributions, including upon liquidation, and differ only in voting and conversion features. Accordingly, earnings per share is calculated based on the combined weighted average number of Class A and Class B ordinary shares outstanding during the period.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Ordinary equivalent shares are excluded from the computation of diluted earnings per share when their effect would be anti-dilutive.

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

All of the Group’s revenue for the years ended December 31, 2023, 2024 and 2025 were generated from the Chinese Mainland. As the Group generates all of its revenues in the PRC, no geographical segments are presented.

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Recently adopted accounting standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 024 on a prospective basis. Early adoption is permitted. The Group has adopted the guidance on a prospective basis beginning January 1, 2025.

(v)	Recently issued accounting standards

ASU 2024-03 - Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

ASU 2025-01 - Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date

In January 2025, the FASB issued ASU No. 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, clarified that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group does not expect to adopt ASU No. 2025-01 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

ASU 2025-05 - Income Statement - Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets

In August 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets”. This ASU provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Group does not expect to adopt ASU No. 2025-05 early and is currently evaluating the potential effect of this ASU on its credit loss estimation methodology.

The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

3.	Fair value measurements

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

3.	Fair value measurements (continued)

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024 and 2025.

	December 31, 2025
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Wealth management products	28,401,958	28,401,958	-	-
Convertible bonds	39,161,360	-	-	39,161,360
Total	67,563,318	28,401,958	-	39,161,360

	December 31, 2024
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Wealth management products	38,695,647	38,695,647	-	-
Convertible bonds	40,876,080	-	-	40,876,080
Total	79,571,727	38,695,647	-	40,876,080

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2024 and 2025.

	December 31, 2025
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	175,960,029	-	175,960,029	-
Loans held-for-sale(2)	3,508,002,863	-	3,508,002,863	-
Total Assets	3,683,962,892	-	3,683,962,892	-
Liabilities
Guarantee liabilities(4)	660,190	-	-	660,190
Total liabilities	660,190	-	-	660,190

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

3.	Fair value measurements (continued)

	December 31, 2024
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Loans(1)	204,920,625	-	204,920,625	-
Loans held-for-sale(2)	3,529,585,983	-	3,529,585,983	-
Equity securities(3)	13,178,264	-	13,178,264	-
Total Assets	3,747,684,872	-	3,747,684,872	-
Liabilities
Guarantee liabilities(4)	4,197,264	-	-	4,197,264
Total Liabilities	4,197,264	-	-	4,197,264

(1)	Loans are recorded at amortized cost, while the Group records nonrecurring fair value adjustments to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

(2)	Loans held-for-sale are held at LOCOM which may be written down to fair value on a nonrecurring basis.

(3)	Non-marketable equity securities are accounted for using the measurement alternative and can be subject to nonrecurring fair value adjustments to record impairment.

(4)	Guarantee liabilities are accounted for stand-ready guarantee liabilities of the Group’s guarantee services for its off-balance sheet loans under the commercial bank partnership model at fair value.

During the years ended December 31, 2024 and 2025, there were no transfers between instruments in Level 1 and Level 2.

4.	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2024 and 2025, the Group had cash balances at one and one PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for 84.4% and 73.0% of the Group’s total cash balances as of December 31, 2024 and 2025, respectively.

The nominal holders of certain bank accounts of the Group are employees of the Group. The Group has entered into agreements with these employees which stipulate that the funds held in these bank accounts are owned and managed by the Group. Cash balances of such accounts collectively accounted for 0.86% and 3.88% of the Group’s total cash balances as of December 31, 2024 and 2025, respectively.

Restricted cash represents cash and cash equivalents from structured funds, which are established by the institutional trust companies through segregated bank accounts, including structured funds that are partially funded by the Group’s own capital. Restricted cash amounted to RMB768,186,638 and RMB183,007,100 as of December 31, 2024 and 2025 respectively, which can only be used to grant loans and is not available to fund the general liquidity needs of the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

5.	Loans principal, interest and financing service fee receivables

	Note	December 31, 2024	December 31, 2025
		RMB	RMB
Home equity loans:	(a)	6,510,850,772	1,358,158,651
Loans principal, interest and financing service fee receivables

Less: allowance for credit losses	(i)
- Individually evaluated		(79,208,134)	(130,293,599)
- Collectively evaluated		(548,717,233)	(121,024,672)
Subtotal		(627,925,367)	(251,318,270)
Net loans principal, interest and financing service fee receivables of home equity loan		5,882,925,405	1,106,840,380
Corporate loans:	(e)
Loans principal, interest and financing service fee receivables		1,034,432,534	1,129,660,142

Less: allowance for credit losses		(50,094,979)	(62,730,405)
Net loans principal, interest and financing service fee receivables of corporate loan		984,337,555	1,066,929,737
Net loans principal, interest and financing service fee receivables		6,867,262,960	2,173,770,117

(a)	Home equity loans

		December 31, 2024			December 31, 2025
	Note	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal
		RMB	RMB	RMB	RMB	RMB	RMB
Loans principal, interest and financing service fee receivables		2,475,754,706	4,035,096,066	6,510,850,772	638,740,734	719,417,916	1,358,158,651

Less: allowance for credit losses	(i)
- Individually evaluated		(43,242,069)	(35,966,065)	(79,208,134)	(23,143,482)	(107,150,117)	(130,293,599)
- Collectively evaluated		(201,671,557)	(347,045,676)	(548,717,233)	(55,647,556)	(65,377,116)	(121,024,672)
Subtotal		(244,913,626)	(383,011,741)	(627,925,367)	(78,791,038)	(172,527,232)	(251,318,270)
Net loans principal, interest and financing service fee receivables		2,230,841,080	3,652,084,325	5,882,925,405	559,949,696	546,890,684	1,106,840,380

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

5.	Loans principal, interest and financing service fee receivables (continued)

(i)	Allowance for credit losses

The allowance for credit losses for home equity loans as of December 31, 2025 was RMB251 million, a decrease from RMB627 million as of December 31, 2024. The decrease was primarily driven by the combined effect of a decrease in allowances that are collectively evaluated and an increase in allowances that are individually evaluated. The decrease in allowances that are collectively evaluated are mainly due to the decrease of the Company’s outstanding loan principal. The increase of allowances that are individually evaluated are mainly due to the increase in the outstanding loan principal of NPLs.

The table below presents the components of allowances for credit losses for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of December 31, 2024 and 2025.

	December 31, 2025
	Allowance for credit losses on loans collectively evaluated			Allowance for credit losses on loans individually evaluated
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	201,671,557	347,045,676	548,717,233	43,242,069	35,966,065	79,208,134	627,925,367
Provision for credit losses	4,341,196	(3,839,243)	501,953	66,966,040	301,169,990	368,136,030	368,637,983
Charge-offs	-	-	-	(381,158,567)	(771,694,183)	(1,152,852,750)	(1,152,852,750)
(Decrease)/increase in guaranteed recoverable assets	(150,365,198)	(277,829,317)	(428,194,515)	282,163,232	539,146,984	821,310,616	393,116,101
Recoveries	-	-	-	11,930,309	2,561,260	14,491,569	14,491,569
As of December 31	55,647,555	65,377,116	121,024,671	23,143,483	107,150,116	130,293,599	251,318,270

Net loans principal, interest and financing service fee receivables	398,044,660	355,840,291	753,884,950	161,905,037	191,050,393	325,955,430	1,106,840,381

Recorded investment	453,692,215	421,217,407	874,909,622	185,048,520	298,200,509	483,249,029	1,358,158,651

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

5.	Loans principal, interest and financing service fee receivables (continued)

	December 31, 2024
	Allowance for credit losses on loans collectively evaluated			Allowance for credit losses on loans individually evaluated
	First lien	Second lien	Subtotal	First lien	Second lien	Subtotal	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1	272,173,960	413,742,780	685,916,740	13,099,754	26,814,193	39,913,947	725,830,687
Provision for credit losses	11,834,337	(7,544,697)	4,289,640	11,155,428	29,701,572	40,857,000	45,146,640
Charge-offs	-	-	-	(93,774,223)	(136,921,530)	(230,695,753)	(230,695,753)
Decrease in guaranteed recoverable assets	(82,336,740)	(59,152,407)	(141,489,147)	100,995,026	103,550,359	204,545,385	63,056,238
Recoveries	-	-	-	11,766,084	12,821,471	24,587,555	24,587,555
As of December 31	201,671,557	347,045,676	548,717,233	43,242,069	35,966,065	79,208,134	627,925,367

Net loans principal, interest and financing service fee receivables	2,050,453,834	3,359,618,482	5,410,072,316	180,387,247	292,465,842	472,853,089	5,882,925,405

Recorded investment	2,252,125,391	3,706,664,158	5,958,789,549	223,629,316	328,431,907	552,061,223	6,510,850,772

The Group charges off loans principal, interest and financing service fee receivables if the remaining balance is considered uncollectable. Recovery of loans principal, interest and financing service fee receivables previously charged off would be recorded when received.

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(e) Loans.

The following tables present the aging of allowance for credit losses as of December 31, 2025.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
First lien	25,633,976	10,905,446	19,108,135	23,143,481	78,791,038
Second lien	17,850,676	13,199,025	34,327,415	107,150,117	172,527,232
Allowance for credit losses	43,484,651	24,104,470	53,435,550	130,293,599	251,318,270

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

5.	Loans principal, interest and financing service fee receivables (continued)

The following tables present the aging of allowance for credit losses as of December 31, 2024.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
First lien	52,219,677	55,042,038	94,409,842	43,242,069	244,913,626
Second lien	86,004,370	93,605,389	167,435,918	35,966,065	383,011,741
Allowance for credit losses	138,224,047	148,647,427	261,845,760	79,208,134	627,925,367

(b)	Loan delinquency and non-accrual details

The following tables provides information on delinquency, which is the primary credit quality indicator for loan principal and financing service fee receivables as of December 31, 2025.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 270 days past due	271 - 360 days past due	361 days past due	Total loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	376,026,761	29,038,669	48,626,784	126,348,839	58,699,681	-	-	638,740,734	185,048,520
Second lien	298,770,044	35,145,938	87,301,425	180,940,161	117,260,348	-	-	719,417,916	298,200,509
Loans principal, interest and financing service fee receivables	674,796,805	64,184,608	135,928,209	307,289,000	175,960,029	-	-	1,358,158,651	483,249,029

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

5.	Loans principal, interest and financing service fee receivables (continued)

(c)	Non-accrual loans

Non-accrual loans summary

		Recorded investment
	Unpaid principal balance	Non-accrual loans	Non-accrual loans with related allowance for credit losses	Non-accrual loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB
First lien	638,113,093	185,048,520	126,348,839	58,699,681	23,143,482
Second lien	718,618,336	298,200,509	180,940,161	117,260,348	107,150,117
As of December 31, 2025	1,356,731,429	483,249,029	307,289,000	175,960,029	130,293,599

First lien	2,470,162,350	223,629,316	152,995,572	70,633,744	43,242,069
Second lien	4,025,845,985	328,431,907	194,145,026	134,286,881	35,966,065
As of December 31, 2024	6,496,008,335	552,061,223	347,140,598	204,920,625	79,208,134

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

Average recorded investment in non-accrual loans

	Year ended December 31, 2024		Year ended December 31, 2025
	Average recorded investment	Interest and fees income recognized	Average recorded investment	Interest and fees income recognized
	RMB	RMB	RMB	RMB
First lien	131,831,654	149,067,173	1,137,134,169	97,045,861
Second lien	201,779,809	170,331,545	1,760,974,069	118,393,217
Non-accrual loans	333,611,463	319,398,718	2,898,108,237	215,439,078

(i)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fees recognized related to Individually evaluated loans. All the amounts are recognized on cash basis.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

5.	Loans principal, interest and financing service fee receivables (continued)

No debt restructuring in which contractual terms of loans are modified, has occurred during 2024 and 2025.

The Group transferred loans with carrying amounts of RMB1,674,043,872 and RMB961,847,815 to unrelated third party investors and recorded the transfers as sales for the years ended December 31, 2024 and 2025, respectively. The Group recognized net losses of RMB6,497,731 and RMB20,967,075 from transfers accounted for as sales of loans for the years ended December 31, 2024 and 2025, respectively.

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

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans classified as held-for-sale category had carrying amounts of RMB3,529,585,983 and RMB3,508,002,863 as of December 31, 2024 and 2025, respectively.

(e)	Corporate loans

Corporate loans are unsecured loans granted to unrelated entities in order to fulfil their normal operating and capital requirement. Loans principal, interest and financing service fee receivables of corporate loan were RMB1,034,432,534 and RMB1,129,660,142 as of December 31, 2024 and December 31, 2025 and the Allowance for credit losses assessed on a collective basis were RMB50,094,979 as of December 31, 2024 and RMB62,730,405 as of December 31, 2025, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

6.	Investment securities

Investment securities consist of short term investments, debt securities and convertible bonds.

	Note	December 31, 2024	December 31, 2025
		RMB	RMB
Short term investments	(a)	38,695,647	28,401,958
Debt securities	(b)	187,357,047	205,879,142
Convertible bonds	(c)	40,876,080	39,161,360
Total		266,928,774	273,442,460

(a)	Short term investments

The carrying amount and fair value of the investment securities by major security type and class of security as of December 31, 2024 and 2025 was as follows:

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2025:
Wealth management products	28,401,958	-	28,401,958
Total	28,401,958	-	28,401,958

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2024:
Wealth management products	38,695,647	-	38,695,647
Total	38,695,647	-	38,695,647

Wealth management products are investment products issued by commercial banks and other financial institutions in China. The wealth management products invest in a pool of liquid financial assets in the interbank market or exchange, including debt securities, asset backed securities, interbank lending, reverse repurchase agreements and bank deposits. The Group did not recognize any profits and losses from fair value changes since the dominance of Wealth management products the Group had in 2025 are Short-Term with fixed return.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

6.	Investment securities (continued)

(b)	Debt securities

The debt securities are in the form of an investment in partnerships, made in December 2021 and 2022 and held- to-maturity corporate debt securities purchased in 2022. The partnership will return RMB10,000,000 to the Group quarterly, along with an 8% interest. The principal and interests are required to be fully repaid within 3 years. The investment has an amortized cost of RMB196,098,179 and RMB210,473,725 with an allowance for credit loss of RMB8,741,132 and RMB4,594,583 for the years ended December 31, 2024 and 2025, respectively.

(c)	Convertible bonds

In November 2023, the Group invested in the convertible bonds of US$5,000,000 of CNF FAMILY OFFICE LIMITED, an unrelated party company, which is accounted for at the fair value option. In 2024, the Group invested another US$600,000 to CNF FAMILY OFFICE LIMITED. The fair value of the convertible bonds as of December 31, 2025 has not changed significantly from its date of investment. The convertible bonds are equivalent to RMB40,876,080 and RMB39,161,360 as of December 31, 2024 and 2025.

7	Property and equipment

	December 31, 2024	December 31, 2025
	RMB	RMB
Office and other equipment	15,525,093	15,492,670
Leasehold improvements	14,225,255	8,623,878
Motor vehicles	3,257,768	2,994,993
Building	183,775,478	183,775,478
Less: accumulated depreciation	(29,305,673)	(33,186,565)
Total	187,477,921	177,700,454

The Group paid RMB 177,325,555 in 2023 for the purchase of an office building, which was recorded as a prepayment as of December 31, 2023. The office building was placed into service and was recognized as a fixed asset in January, 2024. Total depreciation expense for the years ended December 31, 2024 and 2025 was RMB11,540,877 and RMB12,896,315, respectively, which were recorded in other expenses in each year. The Group performed impairment testing on property and equipment as of December 31, 2025. The market approach was utilized to evaluate the fair value of these assets. Assessment results conclude that fair value of Leasehold Improvements, Motor vehicles and buildings that the Group held is higher than the corresponding book value, with no impairment indicators identified. As the office and other equipment held by the Group are substantially fully depreciated. No impairment events or triggering conditions exist. Based on the above assessment, no impairment loss is recognized for property and equipment in 2025.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

8	Deposits

Deposits include security deposits to landlords of rental premises and deposits to the China Trust Protection Fund. In accordance with relevant rules of the China Trust Protection Fund, 1% of the size of trust plans subscribed is deposited in the Fund.

9	Guaranteed assets

As described in Note 12 sales partners submit CRMPs to the Group as a guarantee for the loans under the collaboration model. When allowance for credit losses is recognized and accrued, the Group will evaluate if the loan increase in guaranteed recoverable assets guaranteed by the CRMPs is probable and estimable. If the increase in guaranteed recoverable assets is probable and estimable, the amount guaranteed by the CRMPs is recognized as guaranteed assets.

10	Other assets

	Note	December 31, 2024	December 31, 2025
		RMB	RMB
Guarantee deposits	(i)	423,441,637	362,384,435
Receivables from sales of loans	(ii)	152,225,024	77,770,721
Prepayments	(iii)	111,079,096	82,430,366
Purchased loans with credit deterioration	(iv)	419,519,965	442,761,986
Receivables for default guarantee payments	(v)	28,519,198	87,065,328
Receivables from loan facilitation service	(vi)	45,703,316	4,704,201
Receivables of guarantee service	(vii)	4,197,264	605,890
Non-marketable equity securities	(viii)	13,178,264	-
Amounts due from employees	(ix)	7,741,156	6,898,760
Other receivables	(x)	345,293,660	646,882,153
Total		1,550,898,580	1,711,503,840

(i)	Guarantee deposits are deposits that the Group provided, through Guangdong Nanfeng Financial Guarantee Group Co., Ltd (“Guangzhou Nanfeng”), a company that holds a financial guarantee license, for loans granted (a) under its consolidated VIE Zhonghai Lanhai Structured Fund 30-X, which is not structured in a stratified way and requires guarantee from a third party, and (b) under the cooperation with commercial banks for loan facilitation, post-facilitation and guarantee services, refer to Note 2(e)(ii) Off-balance sheet loans.

(ii)	As mentioned in Note 5, the Group transferred the delinquent loans to third parties so that the Group could collect the payment more quickly than to simply dispose the collaterals through litigation. The loan is derecognized if the Group does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. There is no constrain on the transferee’s rights to pledge or exchange, and the Group will not maintain effective control on the transferred loans for which the transferred loans are accounted for as sales without repurchase agreements.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

10	Other Assets (continued)

(iii)	Prepaid accounts mainly include litigation fees, rent, water, electricity and property management and network charges prepaid in the daily operation of the Group. Another important component is the prepayment of building purchase.

(iv)	The purchased loans with credit deterioration are overdue loans repurchased at par value by the Group from commercial banks under the commercial bank partnership model. In 2023, the Group started purchasing loans with credit deterioration. As of December 31, 2025, the purchased loans with credit deterioration amounted to RMB664,663,913 and allowance for credit loss amounted to RMB221,901,927.

The following tables provides information on delinquency, which is the primary credit quality indicator for purchased loans with credit deterioration as of December 31, 2025.

	31 - 90 days past due	91 - 180 days past due	181+ days past due	Total
	RMB	RMB	RMB	RMB

Purchased loans with credit deterioration	50,875,333	6,631,875	607,156,705	664,663,913

The table below sets forth the movement of allowance for credit loss for the years ended December 31, 2025:

2025
RMB
As of January 1	188,777,551
Provision for credit losses	18,590,628
(Charge-offs)/Recovery	14,533,748
As of December 31	221,901,927

(v)	Under the commercial bank partnership model when a borrower is overdue for a certain number of days, the Group pays interest to the bank on behalf of the borrower, which is subsequently charged to the borrower, and this amount accounts for the receivables for default guarantee payments.

(vi)	Under the commercial bank partnership model, the Group provides loan facilitation services and post-facilitation services.

(vii)	Under the commercial bank partnership model, the Group calculates the guarantee obligation and recognizes the guarantee fee receivable.

(viii)	The measurement alternative is selected for the non-marketable equity securities. Under the measurement alternative, the equity securities without readily determinable fair value are measured at cost minus impairment and adjusted for changes in observable prices.

In June 2016, the Group invested 10,003,334 shares at RMB3.00 per share, which represents 2.14% of the paid-in capital, in Guangdong Qingyuan Rural Commercial Bank (“Qingyuan Rural”). The Group transferred 2 million shares to an unrelated third party at RMB3.00 per share which is same as the investment cost on September 18, 2019. The Group transferred 1.7 million shares to an unrelated third party at RMB2.00 per share and recognized an investment loss of RMB1,524,159 on December 26, 2023. In 2023, the Group recognized an impairment of RMB5,907,577. In 2025, the Group disposed of such investment in Qingyuan Rural and recognized an investment loss of RMB1,428,031. As of December 31, 2025, the Group has Nil investment in Qingyuan Rural.

(ix)	Amounts due from employees mainly include temporary advances to employees for payments on behalf of the Group.

(x)	Other receivables primarily comprise (i) RMB391 million of amounts receivable from third parties, which are unsecured, non-interest bearing and repayable within one year; and (ii) RMB156 million of amounts paid in advance to third parties for which application against the corresponding contractual obligations is pending in accordance with the underlying terms, expected to occur within one year.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

11	Interest-bearing borrowings

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

	Note	Fixed interest rate per annum	Term	December 31, 2024	December 31, 2025
				RMB	RMB
Repurchase agreements

Funds obtained from financial institutions	(i)	8.0% to 13.8%	Within 3 years	1,663,401,923	2,723,216,185
Interest payable to financial institutions	(i)			5,830,327	43,218,201
Total repurchase agreements				1,669,232,250	2,766,434,386

Funds obtained from financial institutions

In 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB5,965,977 to an unrelated third-party transferee, Pingan Puhui Lixin Asset Management Co., Ltd (“Pingan Puhui”), with a 13.8% per annum rate of return. In 2023, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB78,506,284 to Pingan Puhui, with a 12.8% to 13.8% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 197,573,465 to Pingan Puhui, with a 12.8% to 13.8% per annum rate of return, a portion of them with carry amount of RMB101,872,043 is settled and repurchased back by the Group. In 2025, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 12,479,559 to Pingan Puhui, with a 12.8% to 13.8% per annum rate of return, a portion of them with carry amount of RMB54,986,088 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 360 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2025, the amount of funds obtained from Pingan Puhui and the interest payable are RMB 137,667,154 and RMB 13,174,228, respectively.

In 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB113,053,053 to an unrelated third-party transferee, China Foreign Economy and Trade Trust Co.,Ltd (“FOTIC”) , with a 12.5% per annum rate of return. In 2023, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB1,442,034,780 to FOTIC, with a 11.5% to 12.5% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB1,220,808,014 to FOTIC, with a 11.5% to 12.5% per annum rate of return, a portion of them with carry amount of RMB1,506,610,663 is settled and repurchased back by the Group. In 2025, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB762,913,855 to FOTIC, with a 11.5% to 12.5% per annum rate of return, a portion of them with carry amount of RMB1,047,772,349 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 913 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2025, the amount of funds obtained from FOTIC and the interest payable are RMB984,426,690 and RMB1,249,547, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB60,330,828 to an unrelated third-party transferee, Shanghai Xingbo Enterprise Management Partnership (Limited Partnership) (“Shanghai Xingbo”), with a 12.5% per annum rate of return. In 2024, a portion of them with carry amount of RMB43,436,307 is settled and repurchased back by the Group. In 2025, a portion of them with carry amount of RMB3,079,305 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2025, the amount of funds obtained from Shanghai Xingbo and the interest payable are RMB13,815,216 and RMB 426,161, respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB143,964,403 to an unrelated third-party transferee, Zhonghai Trust Co.,Ltd. (“Zhonghai Trust”), with a 11.3% to 13.2% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 253,263,591 to Zhonghai Trust Co.,Ltd. (“Zhonghai Trust”), with a 11.3% to 13.2% per annum rate of return, a portion of them with carry amount of RMB132,241,088 is settled and repurchased back by the Group. In 2025, a portion of them with carry amount of RMB204,086,906 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase: (a) the transferred loans which become overdue more than 720 days; (b) the remaining loan principals which are not matured upon the end of the term of the transfer. As of December 31, 2024, the amount of funds obtained from Zhonghai Trust and the interest payable are RMB60,900,000 and RMB137,323, respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB206,493,005 to an unrelated third-party transferee, Cofco Trust Co. Ltd. (“Cofco Trust”), with a 11.5% to 12.3% per annum rate of return. In 2024, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 902,523,554 to Cofco Trust Co. Ltd. (“Cofco Trust”), with a 11.5% to 12.3% per annum rate of return, a portion of them with carry amount of RMB310,475,497 is settled and repurchased back by the Group. In 2025, the Group transferred additional loan principals, interests and financing service fee receivables with carrying amount of RMB 1,389,560,000 to Cofco Trust Co. Ltd. (“Cofco Trust”), with a 11.5% to 12.3% per annum rate of return, a portion of them with carry amount of RMB795,248,837 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase if the repayment of the transferred loans is not satisfactory for which the payback of the pledged assets is less than 10%, 20%, 30% and 70% of the initial remaining principal amount of the pledged assets at the agreed date. As of December 31, 2025, the amount of funds obtained from Cofco Trust and the interest payable are RMB 1,392,852,224 and RMB27,614,576, respectively.

In 2023, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB56,038,750 to an unrelated third-party transferee, Changzhou Huitong Investment Co. (“Changzhou Huitong”), with a 11.5% to 13.0% per annum rate of return. In 2024, a portion of them with carry amount of RMB26,311,503 is settled and repurchased back by the Group. In 2025, a portion of them with carry amount of RMB28,977,247 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2025, the amount of funds obtained from Changzhou Huitong and the interest payable are RMB750,000 and RMB 7,219, respectively.

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB 26,169,926 to an unrelated third-party transferee, Guangxi Jinkong Asset Management Co., Ltd. (“Guangxi Asset”), with a 12.0% to 12.5% per annum rate of return, a portion of them with carry amount of RMB6,581,146 is settled and repurchased back by the Group. In 2025, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB 12,153,095 to an unrelated third-party transferee, Guangxi Jinkong Asset Management Co., Ltd. (“Guangxi Asset”), with a 12.0% to 12.5% per annum rate of return, a portion of them with carry amount of RMB9,811,715 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2024, the amount of funds obtained from Guangxi Asset and the interest payable are RMB21,930,160 and RMB353,322, respectively.

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB50,000,000 to an unrelated third-party transferee, Ruijing Financial Assets Management Company (“Jiangxi Ruijin”), with a 12.5% per annum rate of return. In 2025, loan principals, interests and financing service fee receivables with the carrying amount of RMB50,000,000 is settled and repurchased back by the group. As of December 31, 2025, the amount of funds obtained from Jiangxi Ruijin and the interest payable are both nil.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB52,850,000 to an unrelated third-party transferee, Nanjing Zijin Asset Management Co., Ltd (“Zijin Asset”), with a 10.0% per annum rate of return. In 2025, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB 18,150,000 to an unrelated third-party transferee, Nanjing Zijin Asset Management Co., Ltd. (““Zijin Asset””), with a 10.0% per annum rate of return, a portion of them with carry amount of RMB33,523,760 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2025, the amount of funds obtained from Zijin Asset and the interest payable are RMB37,476,240 and RMB68,592, respectively.

In 2024, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB81,660,000 to an unrelated third-party transferee, Jiantou Holding Limited Liability Company (“Jiantou Holding”), with a 10.0% per annum rate of return, a portion of them with carry amount of RMB2,951,072 is settled and repurchased back by the Group. In 2025, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB104,083,060 to an unrelated third-party transferee, Jiantou Holding Limited Liability Company (“Jiantou Holding”), with a 10.0% per annum rate of return, a portion of them with carry amount of RMB145,793,487 is settled and repurchased back by the Group. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2025, the amount of funds obtained from Jiantou Holding and the interest payable are RMB36,998,500 and RMB67,475, respectively.

In 2025, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB35,000,000 to an unrelated third-party transferee, Guangdong Yuepu Microcredit Refinance Co., Ltd. (“Yuepu”), with a 10.5% per annum rate of return, However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2025, the amount of funds obtained from Jiantou Holding and the interest payable are RMB35,000,000 and RMB112,292, respectively.

In 2025, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB1,400,000 to an unrelated third-party transferee, Xinhou Investment Management Co., Ltd. (“Xinhou Investment”), with a 12.0% per annum rate of return, However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the remaining loan principals which are not matured two years after the date of transfer. As of December 31, 2025, the amount of funds obtained from Jiantou Holding and the interest payable are RMB1,400,000 and RMB7,467, respectively.

	December 31, 2024	December 31, 2025
	RMB	RMB
Underlying collateral types of gross obligations
Repurchase agreements:
Loans principal, interest and financing service fee receivables	1,663,401,923	2,723,216,185
Total repurchase agreements	1,663,401,923	2,723,216,185

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB
Repurchase agreements
As of December 31, 2025	90,938,049	90,938,049	28,356,855	2,512,983,232	2,723,216,185
As of December 31, 2024	2,781,180	7,955,491	10,308,988	1,642,356,264	1,663,401,923

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

(b)	Other borrowings

Other borrowings	Note	Fixed interest rate per annum	Term	December 31, 2024	December 31, 2025
				RMB	RMB
Short-term:
Investors of consolidated VIEs	(i)	5.1% to 9.7%	Less than 1 year	5,354,881,238	454,462,325

Long-term:
Investors of consolidated VIEs	(i)	5.5% to 10.2%	1 - 5 years	459,550,000	124,169,833

Commercial bank A	(ii)	4.50%	10 years	67,320,834	59,770,835

Commercial bank B	(iii)	4.10%	30 years	21,830,983	21,375,659

Interest payable to
Investors of consolidated VIEs	(i)			29,703,862	13,361,979
Total				5,933,286,917	673,140,631

(i)	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payable in these consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds. As of December 31, 2025, the borrowings from VIEs have principal RMB 578,632,158, bearing interests from 5.1% to 10.2% per year.

(ii)	In December 2022, the Group entered into a 10-year loan agreement with a commercial bank in the PRC, with total principal of RMB75,500,000. The borrowing bear annual interest rate of 4.5% in 2025 and were secured by the Group’s recently purchased office buildings. As of December 31, 2025, the outstanding loan principal was RMB 59,770,835.

(iii)	In November 2023, the Group entered into a 30-year loan agreement with a commercial bank in the PRC, with total principal of RMB22,250,000. The borrowing bear annual interest rate of 4.1% and were secured by the Group’s recently purchased real estate property. As of December 31, 2025, the outstanding loan principal was RMB 21,375,659.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	December 31, 2025
	2026	2027	2028	2029	2030	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investors of consolidated VIEs		39,000,000	78,969,833	-	-	6,200,000	124,169,833

Commercial bank A	7,550,000	7,550,000	7,550,000	7,550,000	7,550,000	22,020,834	59,770,834

Commercial bank B	419,349	436,869	455,121	1,290,140	493,944	18,280,236	21,375,659

Total	7,969,349	46,986,869	86,974,954	8,840,140	8,043,944	46,501,070	205,316,327

	December 31, 2024
	2025	2026	2027	2028	2029	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investors of consolidated VIEs	-	435,100,000	-	-	-	24,450,000	459,550,000

Commercial bank A	7,550,000	7,550,000	7,550,000	7,550,000	7,550,000	29,570,834	67,320,834

Commercial bank B	402,531	419,349	436,869	455,121	1,290,140	18,826,973	21,830,983

Total	7,952,531	443,069,349	7,986,869	8,005,121	8,840,140	72,847,807	548,701,817

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

11	Interest-bearing borrowings (continued)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31, 2024	December 31, 2025
	RMB	RMB
Loans principal, interest and financing service fee receivables	2,760,756,311	7,429,581,032

Office buildings	134,793,318	128,208,171

Real estate property	43,071,871	40,814,830
Total	2,938,621,500	7,598,604,033

12	Credit risk mitigation position

	December 31, 2024	December 31, 2025
	RMB	RMB
Balance at the beginning of the year	1,589,183,564	1,370,674,079
Increase during the year	713,133,747	29,509,303
Decrease during the year	(931,643,232)	(325,972,348)
Balance at the end of the year	1,370,674,079	1,074,211,034

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

13	Other liabilities

	Note	December 31, 2024	December 31, 2025
		RMB	RMB
Guarantee repayments from sales partner	(i)	903,573,569	776,084,008
Guarantee liabilities	(ii)	355,474,674	459,340,708
Settlement and clearing accounts	(iii)	222,315,820	386,209,816
Collaboration cost payable	(iv)	54,131,483	45,940,989
Other tax payable	(v)	49,744,896	9,419,865
Receipt in advance	(vi)	30,613,918	59,967,940
Customer pledged deposits	(vii)	41,857,183	45,024,448
Amounts due to third parties	(viii)	7,252,415	1,071,279
Accrued expenses	(ix)	11,868,417	1,089,005
Others	(x)	9,622,431	9,862,835
Total		1,686,454,806	1,794,013,893

(i)	Under the collaboration model, sales partners are required to provide a certain level of guarantee of repayment for loans recommended. Guarantee repayments from sales partner mainly consist of repayments collected from sales partners who exercise the guarantee, and those repayments will be returned to trust company.

(ii)	In 2021, the Group started to cooperate with a third-party financing guarantee corporation, Guangzhou Nanfeng, that directly provides guarantee services to commercial banks. According to relevant financial guarantee arrangements, Guangzhou Nanfeng will fulfil its obligations to purchase defaulted loans. However, the Group is required to provide deposits and replenish such deposits from time to time to Guangzhou Nanfeng for its obligations of purchasing defaulted loans. Effectively, the Group provides back-to-back guarantee to Guangzhou Nanfeng and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees. Maximum potential undiscounted future payment that the Group would be required to make were RMB1.86 billion and RMB1.35 billion, as of December 31, 2024 and December 31, 2025, respectively. The Group recognized both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, amounting RMB4,197,264 and RMB660,190 for fiscal year 2024 and 2025, respectively, and a contingent guarantee liability with an allowance for credit losses of the underlying loans under current expected credit loss (“ACL”) model for these financial guarantee provided for off-balance sheet loans, amounting RMB351,277,409 and RMB458,680,518 for fiscal year 2024 and 2025, respectively. The increase in contingent guarantee liabilities under ACL model from December 31, 2024 to December 31, 2025 is mainly due to the increase of loans defaulted which was guaranteed by Guangzhou Nanfeng.

(iii)	The Group transferred loans to third party investors and recorded these transactions as sales in Note 5(c). After the transfer, the contract terms related to payment proceeds from the loans remain the same: The Group collects payments of loans and then disburses the proceeds from the relevant loans to third-party transferees.

(iv)	The collaboration cost for sales partners is a percentage of the loan principal amount that the sales partners recommended to the Group and is calculated by subtracting the project cost, a cost which is agreed between the Group and the sales partners that will vary based on different terms of loans, from interest and fees income received from borrowers.

(v)	Other tax payables mainly represent value-added tax and surcharges payables.

(vi)	Receipt in advance consists of advance for interest and financing service fees on loans and down payments of loans held-for-sale by loan transferees.

(vii)	Customer pledged deposits mainly consist of the deposits collected from certain customers to reduce the risk of failure to make payments on schedule.

(viii)	Amounts due to third parties are payments to be paid for third parties.

(ix)	Accrued expenses mainly consist of promotional costs relating to building the collaboration model and expenses payable to consultants such as the auditor and lawyer.

(x)	Other liabilities are expected to be settled or recognized as income within one year or are repayable on demand.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

14	Ordinary shares

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

On July 11, 2018, the Company repurchased a total of 1,230,434,041 shares of HKD 0.0001 each share, following by issuing a total of 1,230,434,040 shares of USD 0.0001 each share. As the result of the above redenomination, the par value of the Company’s shares has been changed from HKD 0.0001 to USD 0.0001, and its authorized share capital has been increased to USD 380,000 divided into 3,800,000,000 shares of USD 0.0001 each.

Upon its initial public offering in November 2018 and the subsequent exercise of the over-allotment options, the Company issued a total of 133,209,200 ordinary shares. Following a change in the ADS-to-ordinary share ratio effective September 5, 2025, each ADS represents 200 Class A ordinary shares.

On December 10, 2025, the Company adopted a dual-class share structure by amending its authorized share capital. Following the amendment, the authorized share capital consists of 18,000,000,000 Class A ordinary shares and 2,000,000,000 Class B ordinary shares, each with a par value of US$0.0001 per share. Upon the adoption of the dual-class structure, the Company’s existing ordinary shares were re-designated as Class A ordinary shares on a one-for-one basis.

Holders of Class A and Class B ordinary shares have identical rights to dividends and distributions, including upon liquidation. The two classes differ only with respect to voting rights, with each Class A ordinary share entitled to one vote per share and each Class B ordinary share entitled to twenty votes per share.

In July 2021, the Company issued 187,933,720 ordinary shares to a depositary as a reserve for future issuances upon the exercise of share options granted under the Company’s share incentive plan. The shareholder rights associated with these shares, including voting and dividend rights, are waived until the underlying options are exercised. Accordingly, these shares are considered issued but not outstanding and are excluded from the computation of earnings per share until such time as the shares are transferred to the option holders upon exercise.

As of December 31, 2025, the Company had 1,559,576,960 Class A ordinary shares issued, of which 187,933,720 shares were issued but not outstanding as described above. Accordingly, the Company had 1,371,643,240 Class A ordinary shares outstanding as of December 31, 2025. No Class B ordinary shares have been issued or are outstanding as of December 31, 2025.

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

16	Retained earnings

	Note	December 31, 2024	December 31, 2025
		RMB	RMB
PRC statutory reserves	(i)	258,654,052	258,654,052
PRC surplus reserves	(ii)	190,082,835	219,656,867
Unreserved retained earnings		2,693,004,101	2,193,036,027
Total		3,141,740,988	2,671,346,946

(i)	With effect from July 1, 2012, pursuant to the “Administrative Measures on Accrual of Provisions by Financial Institutions” issued by the Ministry of Finance in March 2012, the Group is required, in principle, to set aside a general reserve not lower than 1.5% of the ending balance of its gross risk-bearing assets.

(ii)	In accordance with the Company’s PRC subsidiaries’ articles of associate, the subsidiaries are required to appropriate 10% of their net incomes, upon approval by board of directors.

17	Accumulated other comprehensive losses

	Balance as of January 1, 2024	Other comprehensive loss, net	Balance as of December 31, 2024
	RMB	RMB	RMB
Foreign currency translation adjustment	(9,344,881)	524,148	(8,820,732)
Total	(9,344,881)	524,148	(8,820,732)

	Balance as of January 1, 2025	Other comprehensive income, net	Balance as of December 31, 2025
	RMB	RMB	RMB
Foreign currency translation adjustment	(8,820,732)	(4,739,930)	(13,560,642)
Total	(8,820,732)	(4,739,910)	(13,560,642)

18	Interest and fees income

		Year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Interest and financing service fees on loans	(i)	1,580,001,675	1,343,738,056	484,992,923
- Interest income		1,579,868,355	1,343,738,056	484,992,923
- Financing service fees		133,320	-	-
Interest income charged to sales partners	(ii)	134,542,337	162,566,756	72,092,927
Interest income on debt securities	(iii)	20,468,849	16,842,567	14,375,545
Interest on deposits with banks		19,582,159	15,472,736	4,321,947
Total		1,754,595,020	1,538,620,115	575,783,341

(i)	Interest and financing service fees on loans, which include financing service fees on loans, are recognized in the consolidated statements of comprehensive income using the effective interest method. Financing service fees on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method.

(ii)	Interest income charged to sales partners refers to the cost of and interest on the partner’s instalment repurchase options under collaboration model.

(iii)	Interest income on debt securities in forms of partnership investment and corporate debt securities. Please refer to Note 6(b).

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

19	Net revenue under the commercial bank partnership model

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

Revenues from loan facilitation services are recognized at the time a loan is originated, at which time the facilitation service is considered completed. Revenues from loan facilitation services, covering matching of commercial banks to borrowers and facilitating the execution of loan agreement between commercial banks and borrowers are RMB27,215,101 and RMB2,618,165 for the years ended December 31, 2024 and 2025, respectively.

Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from post-facilitation services, covering cash processing services and collection services are RMB18,143,623 and RMB5,665,339 for the years ended December 31, 2024 and 2025, respectively.

Refer to Note 13, the Group provided guarantee services for its off-balance sheet loans under the commercial bank partnership model. As a result, at inception of the guarantee, the Group recognized a stand-ready guarantee liability under ASC 460 at fair value. Subsequently, the stand-ready guarantee is released into gains from guarantee liabilities on a straight-line basis over the term of the guarantee. Gains from guarantee liabilities are RMB124,689,007 and RMB30,456,920 for the years ended December 31, 2024 and 2025, respectively.

The total amount of net fees paid to third-party financing guarantee corporations for providing guarantee services to commercial banks and commission fee to local sales channels are RMB72,920,424 and RMB 18,781,216 for the years ended December 31, 2024 and 2025, respectively.

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

21	Provision for credit losses, net of increase in guaranteed recoverable assets

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Home equity loans	57,110,646)	(45,146,640)	(430,655,939)
Corporate loans	(31,271,295)	5,869,429)	(12,635,426)
Debt securities	6,209,195)	(545,807)	4,146,550
Guarantee liabilities	(149,512,430)	147,228,939	(27,160,083)
Interest and financing service fee receivables	5,020,090	(85,233,977)	3,963,683
Other assets	(64,839,204)	(127,388,384)	(18,590,628)
Total	(177,282,998)	(105,216,440)	(480,931,843)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

22	Realized gains on sales of investments, net

The gross realized gains on sales of investments are RMB38,169,360, RMB3,646,607 and 456,306 for the years ended December 31, 2023, 2024 and 2025, respectively. The gross realized losses on sales of investments are RMB31,620,876, RMB7,771,643 and RMB1,428,031 for the years ended December 31, 2023, 2024 and 2025, respectively.

23	Net losses on sales of loans

As mentioned in Note 5(c), the Group transferred the delinquent loans to third parties. Net losses on sale of loans which summarizes the received from sales of loans are net losses of RMB17,190,545, RMB6,497,731 and RMB 20,967,075 for the years ended December 31, 2023, 2024 and 2025, respectively.

24	Other gains/(losses), net

		Year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Foreign exchange gains	(i)	3,589,629	5,933,998	5,672,134
Net gains/(losses) on confiscated credit risk mitigation positions	(ii)	422,763	(27,365,653)	26,803,049
Profits/(losses) from fair value changes	(iii)	(5,765,113)	-	-
Net loss on disposal of property and equipment		(147,644)	39,563	-
Others		6,747,962	(3,008,821)	37,199,298

Total		4,847,597	(24,400,913)	69,674,481

(i)	The changes of foreign exchange gain are mainly due to exchange rate changes in cash and cash equivalents held by the Group, including US dollar account and Hong Kong dollar account.

(ii)	Sales partners provide CRMPs as security deposits. Pursuant to the collaboration agreements if the debtor’s loan principal repayments or accrued interests are past due or the loan is in default, sales partners are obliged to fulfill their guaranteed responsibility by selecting among different approaches, otherwise the CRMPs deposited by sales partners are confiscated by the Group, refer to Note 1.

(iii)	Profits/(losses) from fair value change refers to gains or losses resulting from changes in the fair value of investment securities.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

25	Other expenses

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Advertising and promotion expenses	49,828,134	13,653,838	58,303
Consulting fees	17,480,308	12,058,142	3,780,760
Entertainment and travelling expenses	15,252,790	14,811,438	5,320,381
Office and commute expenses	10,792,783	10,117,559	1,909,400
Post-loan management expenses	10,481,523	99,368,411	28,081,272
Directors and officers liability insurance	3,613,489	919,443	4,132,204
Communication expenses	2,826,369	2,784,808	2,054,855
Research and development expenses	1,791,754	1,010,223	3,790,202
Depreciation and amortization	1,753,032	11,540,878	15,978,766
Litigation and attorney fees	1,714,117	18,877,828	607,877
Others	5,986,473	2,180,166	1,408,162

Total	121,520,772	187,322,734	67,122,182

26	Income tax expense

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

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

The effect of the Group’s tax holiday on income tax expense is RMB3.4 million and RMB1.9 million in 2024 and 2025, respectively. The basic earnings per ordinary share effect of the Group’s tax holiday for the years ended December 31, 2024 and 2025 was RMB0.002 and RMB0.001, respectively. The diluted earnings per ordinary share effect of the Group’s tax holiday for the years ended December 31, 2024 and 2025 was RMB0.003 and RMB0.001, respectively.

Income tax expense, all of which relates to the PRC, consists of the following for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Current tax expense	57,510,432	48,548,105	66,214,649
Deferred tax benefit	(16,493,414)	(38,044,032)	(179,918,382)

Total income tax expense (benefit)	41,017,018	10,504,073	(113,703,733)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

26	Income tax expense (continued)

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31
	2024	2025
	RMB	RMB
Deferred tax assets:
Allowance for credit losses	379,327,404	543,694,787
Debt securities	2,103,374	56,749,148
Guarantee liabilities	87,819,352	110,745,738
Net operating loss carry-forwards	12,183,421	18,135,138
Lease liabilities	5,347,435	3,059,073
Receivables from sales of loans	1,495,934	735,971
Other deferred tax assets	252,144	-

Total deferred tax assets	488,529,064	733,655,257

Valuation allowance	(12,183,421)	(18,135,138)

Deferred tax assets, net of valuation allowance	476,345,643	714,984,717

Net deferred tax assets	131,112,019	318,345,730

Deferred tax liabilities:
Intangible assets	(742,500)	(742,500)
Short term investments	-	-
Right-of-use assets	(6,262,498)	(2,940,108)
Intercompany receivables	(41,453,522)	(41,453,522)
Guarantee assets	(311,497,133)	(411,210,627)
Undistributed earnings from structured funds	(58,699,859)	(21,029,446)

Total deferred tax liabilities	(418,655,512)	(477,376,203)

Net deferred tax liabilities	(73,421,888)	(80,737,217)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

26	Income tax expense (continued)

Movement of valuation allowance:

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
At the beginning of year	9,116,290	10,041,747	12,183,421
Current year additions	2,096,152	8,090,197	6,492,530
Current year reversals	(722,911)	(3,884,082)	(205,135)
Current year expiration of carry-forwards	(447,784)	(2,064,441)	(335,678)

Net change in the valuation allowance	(925,457)	2,141,674	5,951,717

At the end of year	10,041,747	12,183,421	18,135,138

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of valuation allowance, as of December 31, 2024 and 2025.

Valuation allowances have been provided for certain deferred tax assets due to the uncertainty surrounding their realization. As of December 31,2024 and 2025, the valuation allowance on deferred tax assets, mainly arising from operating loss carryforwards, were provided because it was more likely than not that the Group will not be able to utilize the operating loss carryforwards generated by certain unprofitable subsidiaries.

The Group operates through its subsidiaries and VIEs. Since each entity files a separate tax return, the valuation allowance is considered on an individual entity basis.

As of December 31, 2025, the Group had net operating loss carryforwards of RMB72,540,552 from its subsidiaries registered in the PRC, which can be carried forward to offset future taxable income. The Group had deferred tax assets related to these net operating loss carryforwards of RMB 18,135,138. The net operating losses will expire in years in 2026 to 2030 if not utilized.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

26	Income tax expense (continued)

Management intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The amount of the temporary difference in respect of investments in PRC subsidiaries is RMB2,706,513,294 as of December 31, 2025. Upon repatriation of the subsidiaries’ and the VIE’s earnings, in the form of dividends or otherwise, the Group would be subject to 10% PRC withholding income tax when making distribution to foreign parent companies. However, the Group was not subject to withholding income tax in 2025 because the Group did not make any distribution to foreign parent companies. The related unrecognized deferred tax liabilities were RMB270,651,329.

Income before income tax expense is as follows:

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Cayman Islands	(9,006,814)	(6,407,208)	(6,887,634)
BVI	4,407,292	10,672,841	(575,764)
Hong Kong	(1,168,618)	2,344,219	(592,263)
PRC	211,402,719	41,678,667	(576,042,114)

Total	205,634,579	48,288,519	(584,097,775)

The reconciliation of the PRC statutory income tax rate of 25%, the income tax rate of the jurisdiction where the Group has substantially all of its operations, to the effective income tax rate is as follows:

	Year ended December 31
	2023	2024
	RMB	RMB

PRC statutory income tax rate	25%	25%
(Decrease)/increase in effective income tax rate resulting from:

Tax holiday	(3.48)%	(7.04)%
Tax-free income	(2.64)%	(9.82)%
Non-deductible share option expense	0.91%	7.71%
Other non-deductible expenses	0.42%	0.83%
Zero tax rate in foreign countries	0.84%	(2.21)%
Differential and preferential tax rates	(0.11)%	(1.09)%
Changes in valuation allowance	0.67%	8.71%
Research and development super-deduction	(1.01)%	(0.58)%
Changes in unrecognized tax benefits	(0.82)%	0.34%
Others	0.17%	(0.11)%

Effective income tax rate	19.95%	21.74%

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

26	Income tax expense (continued)

The Group has adopted ASU No. 2023-09 on a prospective basis beginning January 1, 2025. In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between PRC statutory rate and the Group’s effective tax rate is as follows:

	Year ended December 31,2025
	RMB	%
PRC statutory income tax rate	(146,024,444)	25%
(Decrease)/increase in effective income tax rate resulting from:
Foreign Tax Effects	2,020,045	(0.35)%
Hong Kong:	2,020,045	(0.35)%
Statutory tax rate difference between Hong Kong and PRC	154,196	(0.03)%
Non-Taxable Income	1,865,849	(0.32)%
Tax holiday	(1,761,445)	0.30%
Tax-free income	26,520,703	(4.54)%
Other non-deductible expenses	252,691	(0.04)%
Changes in valuation allowance	6,287,395	(1.08)%
Research and development super-deduction	(1,269,304)	0.22%
Others	270,625	(0.05)%

Effective income tax rate	(113,703,733)	19.47%

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards. For the year ended December 31, 2025, income taxes paid amounted to RMB4,641,211 in mainland China, and nil in jurisdictions outside mainland China.

The Group did not have any significant unrecognized tax benefits, and no significant interest and penalty expenses related to income taxes were recorded for the years ended December 31, 2023, 2024 and 2025. As of the reporting date, the Group has no uncertain tax positions.

27	Earning per share

The Company has two classes of ordinary shares, Class A and Class B, which have identical rights to dividends and distributions. Accordingly, earnings per share is calculated based on the combined weighted average number of Class A and Class B ordinary shares outstanding during the period. The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Net income/(loss)	164,617,561	37,784,446	(470,394,042)
Basic weighted average number of common shares outstanding	1,371,643,240	1,371,643,240	1,371,643,240
Effect of dilutive share options	74,254,198	(88,867,427)	-
Dilutive weighted average number of ordinary shares	1,445,897,438	1,282,775,813	1,371,643,240
Basic earnings per share	0.12	0.03	(0.34)
Diluted earnings per share	0.11	0.03	(0.34)

In 2021, the Group issued 187,933,720 ordinary shares to the Depositary. No consideration was received by the Group for the issuance. As of December 31, 2025, no share out of the total 187,933,720 ordinary shares were used to settle share-based compensation. The 187,933,720 ordinary shares are legally issued and not outstanding, and do not affect the computation of earnings per share.

28	Material related party transactions

The Group did not have any related party transactions for the years ended December 31, 2023, 2024 and 2025.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

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

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

29	Condensed financial information of the parent company (continued)

Condensed balance sheets

	December 31, 2024	December 31, 2025
	RMB	RMB
Assets

Cash and cash equivalents	5,011,068	2,494,328
investment securities	-	-
Investments in subsidiaries	3,865,503,139	3,403,654,519
Other assets	203,820,467	174,931,486

Total assets	4,074,334,674	3,581,080,333

Liabilities and shareholders’ equity

Accrued employee benefits	437,958	437,958
Other operating liabilities	16,338,215	-

Total liabilities	16,776,173	437,958

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2024)	916,743	-
Class A Ordinary shares (USD0.0001 par value; 18,000,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2025)	-	916,743
Class B Ordinary shares (USD0.0001 par value; 2,000,000,000 shares authorized; nil shares issued and outstanding as of December 31, 2025)	-	-
Treasury stock	(122,897,896)	(124,680,070)
Additional paid-in capital	727,042,734	728,824,908
Retained earnings	3,461,317,652	2,989,141,436
Accumulated other comprehensive losses	(8,820,732)	(13,560,642)

Total shareholders’ equity	4,057,558,501	3,580,642,375

Total liabilities and shareholders’ equity	4,074,334,674	3,581,080,333

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

29	Condensed financial information of the parent company (continued)

Condensed statements of comprehensive income

	Year ended December 31
	2024	2025
	RMB	RMB
Interest and fees income
Interest income on debt securities	-	-
Interest on deposits with banks	-	-

Total interest and fees income	-	-

Equity in earnings of subsidiaries	51,677,272	(454,966,227)
Equity in earnings of subsidiaries	51,677,272	(454,966,227)

Realized gains/(losses) on sales of investments, net	(5,305,137)	(8,540,181)
Other (losses)/gains, net	(479)	(2,387)

Total non-interest income/(loss)	(5,305,616)	(8,542,568)

Operating expenses
Employee compensation and benefits	(880,653)	(868,542)
Other expenses	(7,706,556)	(6,016,705)

Total operating expenses	(8,587,209)	(6,885,247)

Income/(loss) before income tax expense	37,784,446	(470,394,042)

Net income/(loss)	37,784,446	(470,394,042)

Other comprehensive income
Foreign currency translation adjustment	524,149	(4,739,910)

Comprehensive income/ (loss)	38,308,595	(475,133,952)

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

29	Condensed financial information of the parent company (continued)

Condensed statements of cash flows

	Year ended December 31
	2024	2025
	RMB	RMB
Cash flows from operating activities:

Net income/(loss)	37,784,446	(470,394,042)
Other operating assets	(50,089,318)	488,955,427
Other operating liabilities	3,864,473	(16,338,215)

Net cash (used in)/provided by operating activities	(8,440,399)	2,223,170

Net (decrease)/ increase in cash and cash equivalents	(8,440,399)	2,223,170
Cash and cash equivalents at the beginning of year	12,927,318	5,011,068
Effect of exchange rate change on cash and cash equivalents	524,149	(4,739,910)

Cash and cash equivalents at the end of year	5,011,068	2,494,328

30	Commitments and contingencies

As of December 31, 2025, the Group has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, the Group has not entered into any derivative contracts that are indexed to the Group’s shares and classified as shareholders’ equity, or that are not reflected in the Group’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, the Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

31	Concentration of Risks

The Group commenced its loan service business in 2006, adopted its previous business model in 2014 and introduced the collaboration model in December 2018. To expand on its financing channels, the Group launched a new funding model in 2021 by collaborating with the commercial banks.

As of December 31, 2024, one of the Group’s main funding resources is borrowing from trust companies, among them, majority of the borrowings were acquired from Trust company A, B and C, each accounted for more than 10% of the Group’s total interest-bearing borrowing. As of December 31, 2025, the majority of the borrowings were acquired from Trust company A, B and C, yet the borrowings acquired from Trust company C account for 6.3% of the Group’s total interest-bearing borrowing.

Interest-bearing borrowing

	December 31,	December 31,
	2024	2025
	%	%
Trust company A	38.7%	52.1%
Trust company B	29.1%	30.6%
Trust company C	26.8%	6.3%

Total	94.6%	89.0%

In 2022, the Group started to collaborate with sales partner A under the trust lending model, and also involved into business with sales partner A and its subsidiaries B and C in the commercial bank partnership model since the first quarter of 2023.

As of December 31, 2025, the outstanding principal balance of loans to borrowers introduced by sales partner A and its subsidiary B under the trust lending model represented 51.3% of the Group’s total balance of outstanding loan principal. Sales partners A and B provided 45.3% and 8.8%, respectively.

The trust lending model

	December 31,	December 31,
	2024	2025
	%	%
Sales partners A and B	43.1%	54.1%

CNFINANCE HOLDINGS LIMITED

Notes to the consolidated financial statements

(Amounts in Renminbi (“RMB”) unless otherwise stated)

31	Concentration of Risks (continued)

As of December 31, 2024, Sales partners A and its subsidiaries B and C accounted for 67.3% of the outstanding loan principal under the commercial bank partnership. As of December 31, 2025, Sales partner C is not a subsidiary of sales partner A, the outstanding principal balance of loans to borrowers introduced by sales partners A and its subsidiaries B under the commercial bank partnership model represented 20.9% of the Group’s total balance of outstanding loan principal.

The commercial bank partnership model

	December 31,	December 31,
	2024	2025
	%	%
Sales partners A B, and C	67.3%	67.0%

As of December 31, 2024 and December 31, 2025, Sales Partner A’s Affiliate Financing Guarantee Corporation A held a financial guarantee license and individually provided guarantee services for greater than 90% or more of the total outstanding off-balance under the commercial bank partnership model loans.

Guarantee services

	December 31,	December 31,
	2024	2025
	%	%
Financing Guarantee Corporation A	97.2%	97.0%

32	Subsequent events

The Group has considered subsequent events through April 30, 2026, which was the date of these consolidated financial statements were issued, and has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.